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UniCredit Group

Unicredito Italiano

2007 Annual Report: Financial Statements

UniCredit S.p.A
Registered Office: Roma, via Minghetti 17
General Management: Milan, Piazza Cordusio
Registration number in the Rome Trade and Companies Register, tax Code and VAT No. 00348170101
Entered in the Register of Banks
Parent Company of the UniCredito Italiano Banking Group
Banking Group Register No. 3135.1
Member of the Interbank Deposit Protection Fund
Capital Stock: € 6,683,084,257.50 fully paid in

UniCredit Group



2007 Annual Report: Financial Statements



Contents

2007 Annual Review (Volume one)

Note to the Report on Operations:
The following conventional symbols have been used in the tables:
- A dash (-) indicates that the item/figure is inexistent;
- Two stops (..) or (n.s.) when the figures do not reach the minimum considered significant or are not in any case considered significant;
- "N.A." indicates that the figure is not avalailable.

Unless otherwise indicated, all amounts are in millions of euros.

2007 Financial Statements (Volume two)

Corporate Social Responsibility information is being provided in the separate Sustainability Report volume



Financial Statements

Consolidated Accounts

Consolidated Accounts

Consolidated Balance sheet		(€ '000)
	AMOUNTS AS AT	
Balance sheet - Assets	31.12.2007	31.12.2006
10. Cash and cash balances	11,072,942	5,680,703
20. Financial assets held for trading	202,343,138	191,593,436
30. Financial assets at fair value through profit or loss	15,351,953	15,932,989
40. Available-for-sale financial assets	31,957,833	29,358,243
50. Held-to-maturity investments	11,731,544	10,752,057
60. Loans and receivables with banks	100,011,816	83,715,436
70. Loans and receivables with customers	574,206,126	441,320,028
80. Hedging derivatives	2,512,829	3,009,561
90. Changes in fair value of portfolio hedged items (+/-)	(71,394)	228,048
100. Investments in associates and joint ventures	3,166,094	3,086,289
110. Insurance reserves attributable to reinsurers	115	300
120. Property, plant and equipment	14,436,974	8,615,460
130. Intangible assets	24,853,738	13,335,985
of which - goodwill	*19,115,404*	*9,908,473*
140. Tax assets	11,144,239	7,746,486
a) current tax assets	*3,704,545*	*987,754*
b) deferred tax assets	*7,439,694*	*6,758,732*
150. Non-current assets and disposal groups classified as held for sale	6,374,480	572,722
160. Other assets	12,665,942	8,336,471
Total assets	**1,021,758,369**	**823,284,214**

Note: the Balance Sheet as at 31 December 2007 includes the former Capitalia Group.

Consolidated Balance sheet

(€ '000)

Balance sheet - Liabilities	AMOUNTS AS AT 31.12.2007	AMOUNTS AS AT 31.12.2006
10. Deposits from banks	160,601,450	145,682,687
20. Deposits from customers	390,632,858	287,978,488
30. Debt securities in issue	239,900,401	207,276,380
40. Financial liabilities held for trading	113,656,467	103,980,425
50. Financial liabilities at fair value through profit or loss	1,966,541	1,730,966
60. Hedging derivatives	5,569,302	4,070,384
70. Changes in fair value of portfolio hedged items (+/-)	(625,168)	(362,604)
80. Tax liabilities	7,510,387	6,094,167
a) current tax liabilities	*2,689,512*	*1,515,324*
b) deferred tax liabilities	*4,820,875*	*4,578,843*
90. Liabilities included in disposal groups classified as held for sale	5,026,513	96,690
100. Other liabilities	24,556,142	15,727,198
110. Provision for employee severance pay	1,528,111	1,233,853
120. Provisions for risks and charges	8,793,062	6,871,136
a) post-retirement benefit obligations	*4,838,978*	*4,081,588*
b) other provisions	*3,954,084*	*2,789,548*
130. Insurance reserves	177,848	161,999
140. Revaluation reserves	1,044,893	2,443,806
170. Reserves	10,690,592	8,091,079
180. Share premium	33,707,908	17,628,233
190. Issued capital	6,682,683	5,219,126
200. Treasury shares (-)	(363,111)	(362,177)
210. Minorities (+/-)	4,740,353	4,274,637
220. Net Profit or Loss (+/-)	5,961,137	5,447,741
Total liabilities and shareholders' equity	**1,021,758,369**	**823,284,214**

Consolidated Accounts (Continued)

Consolidated income statement		(€ '000)
Items	2007	2006
10. Interest income and similar revenues	42,021,881	34,294,958
20. Interest expense and similar charges	(28,056,647)	(22,140,073)
30. Net interest margin	**13,965,234**	**12,154,885**
40. Fee and commission income	11,353,707	9,966,526
50. Fee and commission expense	(1,923,865)	(1,618,851)
60. Net fees and commissions	**9,429,842**	**8,347,675**
70. Dividend income and similar revenue	1,055,569	823,730
80. Gains and losses on financial assets and liabilities held for trading	541,281	1,470,347
90. Fair value adjustments in hedge accounting	21,754	29,729
100. Gains and losses on disposal of:	1,285,979	493,457
a) loans	*13,654*	*16,486*
b) available-for-sale financial assets	*1,274,808*	*479,030*
c) held-to-maturity investments	*647*	*3,493*
d) financial liabilities	*(3,130)*	*(5,552)*
110. Gains and losses on financial assets/liabilities at fair value through profit or loss	(3,355)	41,347
120. Operating income	**26,296,304**	**23,361,170**
130. Impairment losses on:	(2,329,737)	(2,296,038)
a) loans	*(2,140,868)*	*(2,196,408)*
b) available-for-sale financial assets	*(113,020)*	*(47,440)*
c) held-to-maturity investments	*(54,383)*	*1,110*
d) other financial assets	*(21,466)*	*(53,300)*
140. Net profit from financial activities	**23,966,567**	**21,065,132**
150. Premiums earned (net)	114,921	89,058
160. Other income (net) from insurance activities	(82,431)	(67,817)
170. Net profit from financial and insurance activities	**23,999,057**	**21,086,373**
180. Administrative costs:	(14,201,269)	(12,409,029)
a) staff expense	*(9,096,947)*	*(7,860,299)*
b) other administrative expense	*(5,104,322)*	*(4,548,730)*
190. Provisions for risks and charges	(622,161)	(765,131)
200. Impairment/write-backs on property, plant and equipment	(841,084)	(812,104)
210. Impairment/Write-backs on intangible assets	(614,939)	(556,664)
220. Other net operating income	883,164	597,109
230. Operating costs	**(15,396,289)**	**(13,945,819)**
240. Profit (loss) of associates	223,093	283,443
260. Impairment of goodwill	(144,271)	(356,880)
270. Gains and losses on disposal of investments	530,345	794,685
280. Total profit or loss before tax from continuing operations	**9,211,935**	**7,861,802**
290. Tax expense (income) related to profit or loss from continuing operations	(2,533,713)	(1,790,119)
300. Total profit or loss after tax from continuing operations	**6,678,222**	**6,071,683**
310. Total profit or loss after tax from discontinued operations	-	56,174
320. Net Profit or Loss for the year	**6,678,222**	**6,127,857**
330. Minorities	(717,085)	(680,116)
340. Net Profit or Loss attributable to the Parent Company	**5,961,137**	**5,447,741**
Earnings per share (€)	0.538	0.527
Diluted earnings per share (€)	0.537	0.525

Note: The 2007 Income Statement includes Q4 data of the former Capitalia Group.

Statement of Changes in Shareholders' Equity

Statement of Changes in Shareholders' Equity - 2007														(€ '000)
				Allocation of profit from previous year		Changes during the year								
							Shareholders' equity transactions							
	Balance as at 31.12.2006	Change in opening balance	Balance as at 1.1.2007	Reserves	Dividends	Changes in reserves	Issue of new shares	Acquisition of treasury shares	Distribution of extraordinary dividends	Change in equity instruments	Own share derivatives	Stock options[1]	Net profit or loss 2007	Shareholders' equity as at 31.12.2007
Group:														
Issued capital:														
a) ordinary shares	5,208,273		5,208,273				1,463,557							6,671,830
b) other shares	10,853		10,853											10,853
Share premiums	17,628,233		17,628,233				16,079,675							33,707,908
Reserves:														
a) from profits	6,018,686		6,018,686	2,949,812		-662,409	-2,043							8,304,046
b) other	2,072,393		2,072,393			282,246						31,907		2,386,546
Revaluation reserves:														
a) available-for-sale	2,655,171		2,655,171			-1,174,706								1,480,465
b) hedging of financial flows	-490,369		-490,369			-222,254								-712,623
c) other[2]	279,004		279,004			-1,953								277,051
Treasury shares														
a) parent company	-358,416		-358,416											-358,416
b) subsidiaries	-3,761		-3,761			-934								-4,695
Net Profit or Loss for the period	5,447,741		5,447,741	-2,949,812	-2,497,929								5,961,137	5,961,137
Shareholders' equity	**38,467,808**	-	**38,467,808**	-	-2,497,929	-1,780,010	17,541,189	-	-	-	-	31,907	5,961,137	57,724,102
Minorities:														
Issued capital	840,719		840,719			92,951								933,670
Share premiums and Reserves	2,697,276		2,697,276	372,199		57,760								3,127,235
Revaluation reserves:														
a) available-for-sale	66,279		66,279			-66,743								-464
b) hedging of financial flows	-14,555		-14,555			-22,893								-37,448
c) other[2]	5,308		5,308			-4,829								479
Treasury shares:														
a) parent company														
b) subsidiaries	-506		-506			302								-204
Net Profit or Loss for the period	680,116		680,116	-372,199	-307,917								717,085	717,085
Shareholders' equity	**4,274,637**	-	**4,274,637**	-	-307,917	56,548	-	-	-	-	-	-	717,085	4,740,353

1. Stocks Options, Performance Shares and Restricted Shares
2. Special revaluation laws and other

Statement of Changes in Shareholders' Equity - 2006

(€ '000)

	BALANCE AS AT 31.12.2005	CHANGE IN OPENING BALANCE	BALANCE AS AT 1.1.2006	ALLOCATION OF PROFIT FROM PREVIOUS YEAR: RESERVES	ALLOCATION OF PROFIT FROM PREVIOUS YEAR: DIVIDENDS	CHANGES DURING THE YEAR: CHANGES IN RESERVES	SHAREHOLDERS' EQUITY TRANSACTIONS: ISSUE OF NEW SHARES	SHAREHOLDERS' EQUITY TRANSACTIONS: ACQUISITION OF TREASURY SHARES	SHAREHOLDERS' EQUITY TRANSACTIONS: DISTRIBUTION OF EXTRAORDINARY DIVIDENDS	SHAREHOLDERS' EQUITY TRANSACTIONS: CHANGE IN EQUITY INSTRUMENTS	SHAREHOLDERS' EQUITY TRANSACTIONS: OWN SHARE DERIVATIVES	SHAREHOLDERS' EQUITY TRANSACTIONS: STOCK OPTIONS[1]	NET PROFIT OR LOSS 2007	SHAREHOLDERS' EQUITY AS AT 31.12.2006
Group:														
Issued capital:														
a) ordinary shares	5,184,424		5,184,424				23,849							5,208,273
b) other shares	10,853		10,853											10,853
Share premiums	16,816,170		16,816,170			641,584	170,479							17,628,233
Reserves:														
a) from profits	6,885,424		6,885,424	182,921		-1,046,911	-2,748							6,018,686
b) other	2,287,034		2,287,034			-255,044						40,403		2,072,393
Revaluation reserves:														
a) available-for-sale	1,795,744		1,795,744			859,427								2,655,171
b) hedging of financial flows	-169,041		-169,041			-321,328								-490,369
c) other[2]	277,020		277,020			1,984								279,004
Treasury shares														
a) parent company	-358,416		-358,416											-358,416
b) subsidiaries	-623		-623			-3,138								-3,761
Net Profit or Loss for the period	2,470,258		2,470,258	-182,921	-2,287,337								5,447,741	5,447,741
Shareholders' equity	**35,198,847**	**-**	**35,198,847**	**-**	**-2,287,337**	**-123,426**	**191,580**	**-**	**-**	**-**	**-**	**40,403**	**5,447,741**	**38,467,808**
Minorities:														
Issued capital	961,027		961,027			-120,308								840,719
Share premiums and Reserves	2,970,054		2,970,054	261,204		-533,982								2,697,276
Revaluation reserves:														
a) available-for-sale	40,834		40,834			25,445								66,279
b) hedging of financial flows	98		98			-14,653								-14,555
c) other[2]	4,188		4,188			1,120								5,308
Treasury shares:														
a) parent company														
b) subsidiaries	-84		-84			-422								-506
Net Profit or Loss for the period	261,204		261,204	-261,204									680,116	680,116
Shareholders' equity	**4,237,321**	**-**	**4,237,321**	**-**	**-**	**-642,800**	**-**	**-**	**-**	**-**	**-**	**-**	**680,116**	**4,274,637**

1. Stocks Options, Performance Shares and Restricted Shares
2. Special revaluation laws

Consolidated cash flow statement

Consolidated Cash Flow Statement (indirect method)		(€ '000)
	DECEMBER 2007	DECEMBER 2006
A. OPERATING ACTIVITIES		
1. Operations	**14,222,071**	**11,191,504**
- profit and loss of the period (+/-)	5,961,137	5,447,741
- capital gains/losses on financial assets/liabilities held for trading and on assets/liabilities designated at fair value through profit and loss (+/-)	830,087	- 769,728
- capital gains/losses on hedging operations (+/-)	- 18,966	- 29,729
- net write-offs/write-backs due to impairment (+/-)	3,693,560	3,760,659
- net write-offs/write-backs on tangible and intangible assets (+/-)	1,366,084	1,725,648
- provisions and other incomes/expenses (+/-)	349,293	349,533
- not cashed net premiums (-)	5,507	8,444
- other not collected incomes and expenses from insurance activities	- 5,885	- 36,174
- not paied tax (+)	1,236,291	1,033,440
- not disbursed tax (+)	804,963	- 298,330
2. Liquidity generated/absorbed by financial assets	**- 47,265,763**	**- 31,555,613**
- financial assets held for trading	- 5,839,983	- 18,578,734
- financial assets at fair value	745,581	6,728,167
- available-for-sale financial assets	20,560	- 515,554
- loans and receivables with banks	- 9,649,800	- 7,647,387
- loans and receivables with customers	- 24,892,704	- 14,881,586
- other assets	- 7,649,417	3,339,481
3. Liquidity generated/absorbed by financial liabilities	**48,343,460**	**32,159,131**
- deposits from banks	299,385	4,205,331
- deposits from customers	33,947,195	20,063,366
- debt certificates including bonds	- 448,548	13,421,696
- financial liabilities held for trading	5,210,502	- 4,058,594
- financial liabilities designated at fair value	3,698,568	601,669
- other liabilities	5,636,358	- 2,074,337
NET LIQUIDITY GENERATED/ABSORBED BY OPERATING ACTIVITIES	**15,299,768**	**11,795,022**
B. INVESTMENT ACTIVITIES		
1. Liquidity generated by:	**9,517,371**	**6,095,291**
- sales of equity investments	232,527	428,182
- collected dividends on equity investments	190,616	503,687
- sales of financial assets held to maturity	7,854,897	4,201,211
- sales of tangible assets	255,148	285,429
- sales of intangible assets	290,533	356,333
- sales of subsidiaries and divisions	693,650	320,449
2. Liquidity absorbed by:	**- 17,910,613**	**- 13,650,389**
- purchases of equity investments	- 90,209	- 187,432
- purchases of financial assets held to maturity	- 8,300,224	- 5,524,642
- purchases of tangible assets	- 7,018,499	- 6,915,115
- purchases of intangible assets	- 635,206	- 1,023,200
- purchases of subsidiaries and divisions	- 1,866,475	-
NET LIQUIDITY GENERATED/ABSORBED BY INVESTMENT ACTIVITIES	**- 8,393,242**	**- 7,555,098**
C. FUNDING ACTIVITIES		
- issue/purchase of treasury shares	23,137	191,580
- issue/purchase of equity instruments	-	-
- distribution of dividends and other scopes	- 2,497,929	- 2,287,337
NET LIQUIDITY GENERATED/ABSORBED BY FUNDING ACTIVITIES	**- 2,474,792**	**- 2,095,757**
NET LIQUIDITY GENERATED/ABSORBED DURING THE YEAR	**4,431,734**	**2,144,167**

LEGEND: (+) generated; (-) absorbed

Reconciliation		(€ '000)
	DECEMBER 2007	DECEMBER 2006
Cash and cash equivalents at the beginning of the year	**5,680,703**	**3,459,406**
Cash and cash equivalents Capitalia Group	976,166	
Net liquidity generated/absorbed during the year	4,431,734	2,144,167
Cash and cash equivalents: effect of exchange rate variations	- 15,663	77,130
Cash and cash equivalents at the end of the year	**11,072,942**	**5,680,703**

Cash Flow Statement doesn't include former Capitalia Group figures, while the reconciliation table shows a specific item "Cash and cash equivalents Capitalia Group".

Notes to the Consolidated Accounts

Notes to the Consolidated Accounts

Part A) Accounting policies

Notes to the Consolidated Accounts

Part A) Accounting policies

A1) General

Section 1 - Statement of Compliance with IFRS

Legislative Decree #38/05 introduced EU Regulation #1606 issued on 19 July 2002, under which the UniCredit Group is required to prepare its consolidated accounts in accordance with IFRS issued by the IASB as endorsed by the EU.

Banca d'Italia, whose powers as per LD #87/92 in relation to banks' and regulated financial companies' Accounts were confirmed in the above-mentioned LD, laid down the formats for the Accounts and the Notes to the Accounts in its circular #262 dated 22 December 2005.

These Accounts have therefore been prepared in accordance with the IFRS issued by the IASB (including the interpretation documents issued by the SIC and the IFRIC) and endorsed by the European Commission up to December 31, 2007, pursuant to the above-mentioned Regulation (see also Section 5 – Other Matters).

Section 2 - Preparation Criteria

As mentioned above, these Accounts have been prepared in accordance with the IFRS endorsed by the European Commission. The following documents were used to interpret and support the application of IFRS (albeit not endorsed by the EC):

- Framework for the Preparation and Presentation of Financial Statements issued by the IASB in 2001;
- Implementation Guidance, Basis for Conclusions, IFRIC and any other documents prepared by the IASB or IFRIC (International Financial Reporting Interpretations Committee) supplementing IFRS;

as well as Interpretative documents on the application of IFRS in Italy prepared by the Organismo Italiano di Contabilità (OIC) and Associazione Bancaria Italiana (ABI).

The consolidated accounts comprise the balance sheet, the profit and loss account, the statement of changes in equity, the cashflow statement (compiled using the indirect method) and the notes to the accounts.

Figures are given in thousands of euros.

Measurement criteria are intended to reflect the continuity of corporate business and are in line with the principles of competence, elevance and materiality in the accounts and the priority of economic substance over juridical form.

Section 3 - Consolidation Procedures and Scope

The consolidation procedures used are as follows:

Consolidated accounts

The consolidated accounts consolidate the annual accounts of the Parent and its fully consolidated subsidiaries, duly reclassified and adapted to take into account the requirements of consolidation and to bring them into line with IFRS. If these accounts had not been approved at the time of consolidation, the results of the fourth quarter approved by the competent corporate bodies were used and later checked against the corresponding annual accounts when subsequently approved.

The Leasing business sub-group, which is under the control of UniCredit Global Leasing SpA and includes Bank Austria Creditanstalt Leasing GMBH and its subsidiaries, has been consolidated on the basis of its consolidated accounts at December 31, 2007, except for Locat SpA, which has been consolidated separately.

The business combination with the Capitalia group was achieved by means of the absorption of Capitalia S.p.A. by UniCredito Italiano S.p.A.. This acquisition was accounted for as required by IFRS 3 - Business Combinations as from the date of effective acquisition of control, i.e.,October 1, 2007, the date of the legal effectiveness of the acquisition.

Therefore for inclusion in these Accounts the financial statements of Capitalia SpA's subsidiaries relating to the period October 1 - December 31, 2007 have been used.

Purchase price allocation was made as at October 1, 2007 as described in Part G of these notes, by measuring the net assets acquired with the Capitalia group at fair value and taking the surplus value to goodwill.

SIC 12 requires us to consolidate special purpose entities provided, in substance, the majority of the risks and rewards incident to the activities of these special purpose entities is attributable to the Bank or, in substance, the Bank controls the special purpose entities. An interest in the equity capital of the special purpose entities is immaterial in this regard.

Under initial consolidation compliant with SIC 12, the assets and liabilities of the special purpose entity are included at the balance sheet date measured at their fair value. The uniform principles of accounting and valuation used across the corporate group are then applicable. The expenses and income of the special purpose entity in question have been included in the consolidated income statement from the date of initial consolidation. Thus the consolidation of special purpose entities in accordance with SIC 12 has the same effect as full consolidation. Equity interests held by third parties in a special purpose entity consolidated by the Bank in accordance with SIC 12 are recognised under minority interest.

Balance Sheet items in foreign currencies are converted at closing exchange rates; the average exchange rate for the year is used for the profit and loss account, which is considered a valid approximation of the rate of exchange at the date of the transaction.

The accounts and explanatory notes of the main fully consolidated subsidiaries prepared under IFRS are subject to audit by leading audit companies.

Subsidiaries

Subsidiaries are entities of which:

- The Parent owns, directly or indirectly through subsidiaries, more than half of the voting power unless, in exceptional circumstances, it can be clearly demonstrated that such ownership does not constitute control.
- The Parent owns half or less of the voting power and has:
  - power over more than half of the voting rights by virtue of an agreement with other investors;
  - power to govern the financial and operating policies of the entity under a statute or an agreement;
  - power to appoint or remove the majority of the members of the board of directors or equivalent governing body and control of the entity is by that board or body; or
  - power to cast the majority of votes at meetings of the board of directors or equivalent governing body and control of the entity is by that board or body.

These definitions include special purpose entities as required by SIC 12.

The existence and effect of potential voting rights that are currently exercisable or convertible, are considered when assessing whether an entity has the power to govern the financial and operating policies of another entity.

The carrying amount of an investment in a fully consolidated entity held by the Parent or another Group company is eliminated against the recognition of the subsidiary's assets and liabilities as well as the Group's portion of equity of the subsidiary.

Intragroup balances, transactions, income and expenses are eliminated in full.

A subsidiary's income and expenses are included in consolidation from the date the Parent acquires control. On disposal of a subsidiary, its income and expenses are consolidated up to the date of disposal, i.e., when the Parent ceases to control the subsidiary. The difference between the proceeds from the disposal of the subsidiary and the carrying amount of its net assets is recognised in item 270 "Gains (Losses) on disposal of investments" in profit and loss.

Minority interests are recognised in the consolidated balance sheet item 210 "Minorities" separately from liabilities and Parent shareholders' equity. Minority interests in the profit or loss of the Group are separately disclosed under item 330 of the consolidated profit and loss account.

On first-time consolidation, subsidiaries are measured at fair value as at the acquisition date, i.e. at the cost of obtaining control of the subsidiary inclusive of ancillary costs.

Associates

These are entities over which an investor has significant influence, and which is neither a subsidiary nor an interest in a joint venture. It is presumed that the investor has significant influence if the investor holds, directly or indirectly, at least 20 per cent of the voting power of an investee.

Investments in associates are recognised using the equity method. The carrying amount includes goodwill (less any impairment loss). The investor's share of the profit and loss of the investee after the date of acquisition is recognised in item 240 "Profit (Loss) of associates" in profit or loss. Distributions received from an investee reduce the carrying amount of the investment.

Part A) Accounting policies (CONTINUED)

If the investor's share of an associate's losses is equal to or more than its carrying amount, no further losses are recognised, unless the investor has incurred legal or constructive obligations or made payments on behalf of the associate.

Unrealised profits on transactions with associates are eliminated to the extent of the Group's interest. Also unrealised losses are eliminated, except for transactions involving impaired assets.

Joint ventures

A joint venture is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control. Joint control exists only when financial and operating decisions relating to the activity require the unanimous consent of the parties sharing control.

Interests in joint ventures are recognised using proportionate consolidation.

The following table shows the companies included in the scope of consolidation.

Investments in subsidiaries and interests in joint ventures (recognised using proportionate consolidation)

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS[2]
A. COMPANY					
A.1 Line by line method					
UNICREDITO ITALIANO SPA	**ROME**		**PARENT COMPANY**		
A&T-PROJEKTENTWICKLUNGS GMBH & CO. POTSDAMER PLATZ BERLIN KG	MUNICH	1	GRUNDSTUCKSAKTIENGESELLSCHAFT AM POTSDAMER PLATZ (HAUS VATERLAND)	66.67	
ACIS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. OBERBAUM CITY KG	MUNICH	1	SIRIUS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	100.00	98.11
ACIS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. PARKKOLONNADEN KG	MUNICH	1	HVB IMMOBILIEN AG	100.00	
ACIS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. STUTTGART KRONPRINZSTRASSE KG	MUNICH	1	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	100.00	98.11
AI BETEILIGUNG GMBH	WIEN	1	UNICREDIT CAIB AG	100.00	
ALEXANDERSSON REAL ESTATE I B.V.	MUNICH	1	ANWA GESELLSCHAFT FUR ANLAGENVERWALTUNG MBH	100.00	
ALINT 458 GRUNDSTUCKSVERWALTUNG GESELLSCHAFT M.B.H. & CO. GESCHAFTSHAU	BAD HOMBURG	1	BA CA LEASING (DEUTSCHLAND) GMBH	65.67	66.33
			ALINT 458 GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	33.33	33.67
ALINT 458 GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	BAD HOMBURG	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
ALLEGRO LEASING GESELLSCHAFT M.B.H.	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.80	100.00
ALLIB LEASING S.R.O.	PRAGUE	1	UNICREDIT GLOBAL LEASING SPA	100.00	
ALLIB NEKRETNINE D.O.O. ZA POSLOVANJE NEKRETNINAMA	ZAGREB	1	UNICREDIT GLOBAL LEASING SPA	100.00	
ALMS LEASING GMBH.	SALZBURG	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	95.00	
ALV IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.80	

Investments in Subsidiaries and Interests in Joint Ventures (recognised using proportionate consolidation) continued

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS [2]
ANI LEASING IFN S.A.	BUCHAREST	1	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	0.01	
			BANK AUSTRIA CREDITANSTALT LEASING GMBH	90.02	
			BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	9.95	
			CALG ANLAGEN LEASING GMBH	0.01	
			UNICREDIT GLOBAL LEASING EXPORT GMBH	0.01	
ANTARES IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	MID GARAGEN GMBH	99.80	100.00
ANWA GESELLSCHAFT FUR ANLAGENVERWALTUNG MBH	MUNICH	1	BAYERISCHE HYPO- UND VEREINSBANK AG	1.15	
			HVB IMMOBILIEN AG	93.85	
ARABELLA FUNDING LTD. (JERSEY)	JERSEY	4	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	(3)
ARGENTAURUS IMMOBILIEN-VERMIETUNGS- UND VERWALTUNGS GMBH	MUNICH	1	HVB PROJEKT GMBH	100.00	
ARNO GRUNDSTUCKSVERWALTUNGS GESELLSCHAFT M.B.H.	WIEN	1	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	99.80	100.00
ARRONDA IMMOBILIENVERWALTUNGS GMBH	MUNICH	1	HVB PROJEKT GMBH	100.00	
ARUNA IMMOBILIENVERMIETUNG GMBH	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.80	
AS UNICREDIT BANK	RIGA	1	BANK AUSTRIA CREDITANSTALT AG	100.00	
ASPRA FINANCE SPA	MILAN	1	UNICREDIT SPA	100.00	
ASSET MANAGEMENT GMBH	WIEN	1	BANK AUSTRIA CREDITANSTALT AG	100.00	
ATF BANK KYRGYZSTAN OJSC	BISHKEK	1	JSC ATF BANK	94.18	
ATF CAPITAL B.V.	ROTTERDAM	1	JSC ATF BANK	100.00	
ATLANTERRA IMMOBILIENVERWALTUNGS GMBH	MUNICH	1	HVB PROJEKT GMBH	90.00	
AUFBAU DRESDEN GMBH	MUNICH	1	HVB PROJEKT GMBH	100.00	
AUSTRIA LEASING GMBH	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	0.40	
			GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	99.40	
AUTOGYOR INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
AWT HANDELS GESELLSCHAFT M.B.H.	WIEN	1	AWT INTERNATIONAL TRADE AG	100.00	
AWT INTERNATIONAL TRADE AG	WIEN	1	BANK AUSTRIA CREDITANSTALT AG	100.00	
BA- ALPINE HOLDINGS, INC.	WILMINGTON	1	UNICREDIT BANK CAYMAN ISLANDS LTD.	100.00	
BA CA LEASING (DEUTSCHLAND) GMBH	BAD HOMBURG	1	UNICREDIT GLOBAL LEASING SPA	94.90	
BA CA LEASING (GERMANY) GMBH	BAD HOMBURG	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
BA CA SECUND LEASING GMBH	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.80	
BA CREDITANSTALT BULUS EOOD	SOFIA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
BA/CA-LEASING BETEILIGUNGEN GMBH	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
BA/CA-LEASING FINANZIERUNG GMBH	WIEN	1	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	100.00	
BAC FIDUCIARIA SPA	DOGANA	1	BANCA AGRICOLA COMMERCIALE DELLA R.S.M. SA	100.00	
BA-CA ADAGIO LEASING GMBH	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.80	100.00
BA-CA ADMINISTRATION SERVICES GMBH	WIEN	1	BANK AUSTRIA CREDITANSTALT AG	100.00	

Part A) Accounting policies (Continued)

Investments in Subsidiaries and Interests in Joint Ventures (recognised using proportionate consolidation) continued

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS [2]
BA-CA ANDANTE LEASING GMBH	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
BACA BARBUS LEASING DOO	LJUBLJANA	1	UNICREDIT GLOBAL LEASING SPA	100.00	
BACA BAUCIS LEASING GMBH	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.80	
BACA CENA IMMOBILIEN LEASING GMBH	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.80	
BACA CHEOPS LEASING GMBH	WIEN	1	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	99.80	
BA-CA CONSTRUCTION LEASING OOO	ST PETERSBURG	1	RSB ANLAGENVERMIETUNG GESELLSCHAFT M.B.H.	100.00	
BACA EXPORT FINANCE LIMITED	LONDON	1	BANK AUSTRIA CREDITANSTALT AG	100.00	
BA-CA FINANCE (CAYMAN) II LIMITED	GEORGE TOWN	1	UNICREDIT BANK CAYMAN ISLANDS LTD.	100.00	
BA-CA FINANCE (CAYMAN) LIMITED	GEORGE TOWN	1	UNICREDIT BANK CAYMAN ISLANDS LTD.	100.00	
BACA HYDRA LEASING GESELLSCHAFT M.B.H.	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.80	
BACA KOMMUNALLEASING GMBH	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
BACA LEASING ALFA S.R.O.	PRAGUE	1	UNICREDIT GLOBAL LEASING SPA	100.00	
BACA LEASING CARMEN GMBH	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.80	
BA-CA LEASING DREI GARAGEN GMBH	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.80	
BACA LEASING GAMA S.R.O.	PRAGUE	1	UNICREDIT GLOBAL LEASING SPA	100.00	
BA-CA LEASING MAR IMMOBILIEN LEASING GMBH	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.80	
BA-CA LEASING MODERATO D.O.O.	LJUBLJANA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
BACA LEASING NEKRETNINE DRUSTVO SA OGRANICENOM	BANJA LUKA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	70.00	
			BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	30.00	
BA-CA LEASING POLO, LEASING D.O.O.	LJUBLJANA	1	UNICREDIT GLOBAL LEASING SPA	100.00	
BA-CA LEASING TECHRENT GMBH	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	1.00	
			BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.00	
BACA LEASING UND BETEILGUNGSMANAGEMENT GMBH	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	1.00	
			CALG IMMOBILIEN LEASING GMBH	98.80	99.00
BA-CA LEASING VERSICHERUNGSSERVICE GMBH	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
BA-CA LUNA LEASING GMBH VORM. Z LEASING LUNA IMMOBILIEN LEASING GES.M.B.H.	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.80	
BA-CA MARKETS & INVESTMENT BETEILIGUNG GMBH	WIEN	1	BANK AUSTRIA CREDITANSTALT AG	100.00	
BACA MINERVA LEASING GMBH	WIEN	1	UNICREDIT GLOBAL LEASING SPA	100.00	
BACA MINOS LEASING GMBH	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.80	
BACA MOBILIEN UND LKW LEASING GMBH	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
BACA PEGASUS LEASING GMBH (EX. CALG GRUNDSTUCK- VERWALTUNG GRUNDUNG 1982 GMBH)	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	25.00	
			CALG IMMOBILIEN LEASING GMBH	74.80	
BA-CA POLARIS LEASING GMBH	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.80	
BA-CA PRESTO LEASING GMBH	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.80	

Investments in Subsidiaries and Interests in Joint Ventures (recognised using proportionate consolidation) continued

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS[2]
BACA ROMUS IFN S.A.	BUCHAREST	1	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	0.01	
			BANK AUSTRIA CREDITANSTALT LEASING GMBH	90.01	
			BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	9.96	
			CALG ANLAGEN LEASING GMBH	0.01	
			UNICREDIT GLOBAL LEASING EXPORT GMBH	0.01	
BA-CA ZEGA LEASING-GESELLSCHAFT M.B.H.	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.80	
BACAL ALPHA DOO ZA POSLOVANJE NEKRETNINAMA	ZAGREB	1	UNICREDIT GLOBAL LEASING SPA	100.00	
BACAL BETA NEKRETNINE D.O.O. ZA POSLOVANJE NEKRETNINAMA	ZAGREB	1	UNICREDIT GLOBAL LEASING SPA	100.00	
BACA-LEASING AQUILA INGATLANHASNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
BACA-LEASING GEMINI INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
BACA-LEASING HERKULES INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASA	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
BACA-LEASING MIDAS INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
BACA-LEASING NERO INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
BACA-LEASING OMIKRON INGATLANHASZNOSTO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
BACA-LEASING URSUS INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
BA-CREDITANSTALT LEASING ANGLA SP. Z O.O.	WARSAW	1	UNICREDIT GLOBAL LEASING SPA	100.00	
BA-CREDITANSTALT LEASING DELTA SP. Z O.O.	WARSAW	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	75.00	
			BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	25.00	
BA-CREDITANSTALT LEASING ECOS SP. Z O.O.	WARSAW	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
BA-CREDITANSTALT LEASING POLUS SP. Z O.O.	WARSAW	1	BACA MINERVA LEASING GMBH	100.00	
BAL CARINA IMMOBILIEN LEASING GMBH	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.80	
BAL DEMETER IMMOBILIEN LEASING GMBH	WIEN	1	MID GARAGEN GMBH	99.80	
BAL HESTIA IMMOBILIEN LEASING GMBH	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.80	
BAL HORUS IMMOBILIEN LEASING GMBH	WIEN	1	CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	99.80	
BAL HYPNOS IMMOBILIEN LEASING GMBH	WIEN	1	CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	99.80	
BAL LETO IMMOBILIEN LEASING GMBH	WIEN	1	MID GARAGEN GMBH	99.80	
BAL OSIRIS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.80	
BAL PAN IMMOBILIEN LEASING GMBH	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.80	
BAL SOBEK IMMOBILIEN LEASING GMBH	WIEN	1	MID GARAGEN GMBH	99.80	
BANCA AGRICOLA COMMERCIALE DELLA R.S.M. SA	BORGO MAGGIORE	1	UNICREDIT PRIVATE BANKING SPA	85.35	

Part A) Accounting policies (Continued)

Investments in Subsidiaries and Interests in Joint Ventures (recognised using proportionate consolidation) continued

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS [2]
BANCO DI SICILIA S.P.A.	PALERMO	1	UNICREDIT SPA	100.00	
BANK AUSTRIA CREDITANSTALT AG	WIEN	1	UNICREDIT SPA	96.35	
BANK AUSTRIA CREDITANSTALT FUHRPARKMANAGEMENT GMBH	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
BANK AUSTRIA CREDITANSTALT KFZ LEASING GMBH	WIEN	1	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	100.00	
BANK AUSTRIA CREDITANSTALT LEASING BAUTRAGER GMBH	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.80	100.00
BANK AUSTRIA CREDITANSTALT LEASING GMBH	WIEN	1	UNICREDIT GLOBAL LEASING SPA	99.98	100.00
BANK AUSTRIA CREDITANSTALT LEASING IMMOBILIENANLAGEN GMBH	WIEN	1	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	99.80	
BANK AUSTRIA CREDITANSTALT MOBILIEN LEASING GMBH	WIEN	1	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	99.80	
BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	WIEN	1	BANK AUSTRIA CREDITANSTALT AG	94.95	
BANK AUSTRIA CREDITANSTALT WOHNBAUBANK AG	WIEN	1	BANK AUSTRIA CREDITANSTALT AG	100.00	
BANK AUSTRIA HUNGARIA BETA LEASING KORLATOLT FELELOSSEGU TSRSASAG	BUDAPEST	1	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	95.00	
			BANK AUSTRIA CREDITANSTALT LEASING GMBH	5.00	
BANK AUSTRIA LEASING ARGO IMMOBILIEN LEASING GMBH	WIEN	1	MID GARAGEN GMBH	99.80	
BANK AUSTRIA LEASING ATON IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.80	
BANK AUSTRIA LEASING HERA IMMOBILIEN LEASING GMBH	WIEN	1	MID GARAGEN GMBH	99.80	
BANK AUSTRIA LEASING IKARUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.80	100.00
BANK AUSTRIA LEASING MEDEA IMMOBILIEN LEASING GMBH	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.80	
BANK AUSTRIA TRADE SERVICES GESELLSCHAFT M.B.H.	WIEN	1	BANK AUSTRIA CREDITANSTALT AG	100.00	
BANK BPH SA	KRAKOW	1	UNICREDIT SPA	71.03	
BANK PEKAO SA	WARSAW	1	UNICREDIT SPA	59.36	
BANKHAUS NEELMEYER AG	BREMEN	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	
BANKING TRANSACTION SERVICES S.R.O.	PRAGUE	1	BANK AUSTRIA CREDITANSTALT AG	100.00	
BANKPRIVAT AG	WIEN	1	BANK AUSTRIA CREDITANSTALT AG	100.00	
BAULANDENTWICKLUNG GDST 1682/8 GMBH & CO OEG	WIEN	1	CALG ANLAGEN LEASING GMBH	1.00	
			CALG IMMOBILIEN LEASING GMBH	99.00	
BAVARIA UNIVERSAL FUNDING CORP.(BUFCO)	DELAWARE	4	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	(3)
BAYERISCHE HYPO- UND VEREINSBANK AG	MUNICH	1	UNICREDIT BANCA MOBILIARE SPA	6.44	6.56
			UNICREDIT SPA	89.01	88.80
BAYERISCHE WOHNUNGSGESELLSCHAFT FUR HANDEL UND INDUSTRIE MBH	MUNICH	1	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	100.00	
BDK CONSULTING	LUCK	1	UNICREDIT BANK LTD	100.00	
BDR ROMA PRIMA IRELAND LTD	DUBLIN	1	UNICREDIT SPA	99.90	
BETATERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	1	BAYERISCHE HYPO- UND VEREINSBANK AG	6.15	
			HVB IMMOBILIEN AG	93.85	

Investments in Subsidiaries and Interests in Joint Ventures (recognised using proportionate consolidation) continued

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS [2]
BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	HAMBURG	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	
BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
BIPOP CARIRE S.P.A.	BRESCIA	1	UNICREDIT SPA	100.00	
BLACK FOREST FUNDING CORP.	DELAWARE	4	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	(3)
BODEHEWITT AG & CO. KG	GRUNWALD	1	BAYERISCHE HYPO- UND VEREINSBANK AG	72.25	
BORDER LEASING GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFTM.B.H.	WIEN	1	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	99.80	100.00
BOX 2004 S.P.A.	ROME	1	UNICREDIT SPA	100.00	
BPH AUTO FINANSE SA	WARSAW	1	BPH PBK LEASING S.A.	100.00	
BPH BANK HIPOTECZNY S.A.	WARSAW	1	BANK PEKAO SA	99.96	
BPH LEASING S.A.	WARSAW	1	BPH PBK LEASING S.A.	100.00	
BPH PBK LEASING S.A.	WARSAW	1	BANK PEKAO SA	80.10	
			UNICREDIT GLOBAL LEASING SPA	19.90	
BPH PBK ZARZADZANIE FUNDUSZAMI SP.Z O.O.	WARSAW	1	BANK BPH SA	100.00	
BPH TOWARZYSTWO FUNDUSZY INWESTYCYJNYCH S.A.	WARSAW	1	BPH PBK ZARZADZANIE FUNDUSZAMI SP.Z O.O.	50.14	
			CABET-HOLDING-AKTIENGESELLSCHAFT	49.86	
BREAKEVEN SRL	VERONA	1	UNICREDITO GESTIONE CREDITI SPA BANCA PER LA GESTIONE DEI CREDITI	100.00	
BREWO GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	WIEN	1	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	99.80	100.00
BULBANK LEASING AD	SOFIA	1	UNICREDIT BULBANK AD	49.00	
			UNICREDIT GLOBAL LEASING SPA	51.00	
BUSINESS CITY MANAGEMENT GMBH (UNG.: UZLETKOZPONTOT MENEDZSELO KORLAT	BUDAPEST	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
CA IB CORPORATE FINANCE D.D.	LJUBLJANA	1	UNICREDIT CAIB AG	100.00	
CA IB CORPORATE FINANCE D.O.O. BELGRADO	BELGRADE	1	UNICREDIT CAIB AG	100.00	
CA IB CORPORATE FINANCE LTD. BUDAPESTI (CA IB TOKEPIACI RT.) (now UNICREDIT CAIB HUNGARY LTD)	BUDAPEST	1	UNICREDIT CAIB AG	100.00	
CA IB D.D.	ZAGREB	1	UNICREDIT CAIB AG	100.00	
CA IB INVEST D.O.O	ZAGREB	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
CA IB ROMANIA SRL	BUCHAREST	1	UNICREDIT CAIB AG	100.00	
CA IB SECURITIES (UKRAINE) AT	KIEV	1	UNICREDIT CAIB AG	100.00	
CABET-HOLDING-AKTIENGESELLSCHAFT	WIEN	1	BANK AUSTRIA CREDITANSTALT AG	100.00	
CABO BETEILIGUNGSGESELLSCHAFT M.B.H.	WIEN	1	CABET-HOLDING-AKTIENGESELLSCHAFT	100.00	
CAC REAL ESTATE, S.R.O.	PRAGUE	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
CAC-IMMO SRO	CESKE BUDEJOVICE	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
CAIBON.COM INTERNET SERVICES GMBH	WIEN	1	BANK AUSTRIA CREDITANSTALT AG	100.00	
CA-LEASING ALPHA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
CA-LEASING BETA 2 INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	

Part A) Accounting policies (Continued)

Investments in Subsidiaries and Interests in Joint Ventures (recognised using proportionate consolidation) continued

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS [2]
CA-LEASING DELTA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
CA-LEASING EPSILON INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
CA-LEASING EURO, S.R.O.	PRAGUE	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
CA-LEASING KAPPA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
CA-LEASING LAMBDA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
CA-LEASING OMEGA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
CA-LEASING OVUS S.R.O.	PRAGUE	1	UNICREDIT GLOBAL LEASING SPA	100.00	
CA-LEASING PRAHA S.R.O.	PRAGUE	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
CA-LEASING SENIOREN PARK GMBH	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.80	100.00
CA-LEASING TERRA POSLOVANJE Z NEPREMICNINAMI D.O.O.	LJUBLJANA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
CA-LEASING YPSILON INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
CA-LEASING ZETA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
CALG 307 MOBILIEN LEASING GMBH	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	1.00	
			BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	98.80	99.00
CALG 443 GRUNDSTUCKVERWALTUNG GMBH	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	98.80	99.00
			CALG IMMOBILIEN LEASING GMBH	1.00	
CALG 451 GRUNDSTUCKVERWALTUNG GMBH	WIEN	1	CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	99.80	100.00
CALG ALPHA GRUNDSTUCKVERWALTUNG GMBH	WIEN	1	CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	99.80	100.00
CALG ANLAGEN LEASING GMBH	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.80	100.00
CALG ANLAGEN LEASING GMBH & CO GRUNDSTUCKVERMIETUNG UND -VERWALTUNG KG	MUNICH	1	CALG ANLAGEN LEASING GMBH	99.90	100.00
CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	WIEN	1	CALG ANLAGEN LEASING GMBH	99.80	100.00
CALG GAMMA GRUNDSTUCKVERWALTUNG GMBH	WIEN	1	CALG IMMOBILIEN LEASING GMBH	99.80	
CALG GRUNDSTUCKVERWALTUNG GMBH	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	25.00	
			CALG IMMOBILIEN LEASING GMBH	74.80	75.00
CALG HOTELGRUNDSTUCKVERWALTUNG GRUNDUNG 1986 GMBH	WIEN	1	UNICREDIT GLOBAL LEASING SPA	100.00	
CALG IMMOBILIEN LEASING GMBH	WIEN	1	CALG ANLAGEN LEASING GMBH	99.80	
CALG MINAL GRUNDSTUCKVERWALTUNG GMBH	WIEN	1	CALG ANLAGEN LEASING GMBH	99.80	100.00
CAL-PAPIER INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
CAPITALIA ASSET MANAGEMENT SGR S.P.A.	ROME	1	UNICREDIT SPA	100.00	
CAPITALIA INFORMATICA S.P.A.	ROME	1	UNICREDIT SPA	100.00	
CAPITALIA INVESTIMENTI ALTERNATIVI SGR S.P.A.	MILAN	1	UNICREDIT SPA	100.00	

Investments in Subsidiaries and Interests in Joint Ventures (recognised using proportionate consolidation) continued

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS [2]
CAPITALIA INVESTMENT MANAGEMENT S.A.	LUXEMBOURG	1	CAPITALIA LUXEMBOURG S.A.	100.00	
CAPITALIA LUXEMBOURG S.A.	LUXEMBOURG	1	UNICREDIT SPA	100.00	
CAPITALIA MERCHANT S.P.A.	ROME	1	UNICREDIT SPA	100.00	
CAPITALIA PARTECIPAZIONI S.P.A.	ROME	1	UNICREDIT SPA	100.00	
CAPITALIA SERVICE J.V. SRL	ROME	1	UNICREDITO GESTIONE CREDITI SPA BANCA PER LA GESTIONE DEI CREDITI	51.00	
CAPITALIA SOFIPA SGR S.P.A.	ROME	1	UNICREDIT SPA	100.00	
CAPITALIA SOLUTIONS S.P.A.	ROME	1	UNICREDIT REAL ESTATE SPA	100.00	
CARD COMPLETE SERVICE BANK AG	WIEN	1	BANK AUSTRIA CREDITANSTALT AG	50.10	
CDM CENTRALNY DOM MAKLERSKI PEKAO SA	WARSAW	1	BANK PEKAO SA	100.00	
CENTAR KAPTOL DOO	ZAGREB	1	ZAGREBACKA BANKA DD	100.00	
CENTRA BAU VERWERTUNGSGESELLSCHAFT M.B.H.&CO OEG	WIEN	1	CALG ANLAGEN LEASING GMBH	1.01	
			CALG IMMOBILIEN LEASING GMBH	98.99	
CENTRUM KART SA	WARSAW	1	BANK PEKAO SA	100.00	
CHARADE LEASING GESELLSCHAFT M.B.H.	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	25.00	
			BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	74.80	75.00
CHEFREN LEASING GMBH	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
CIVITAS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.80	100.00
CJSC BANK SIBIR	OMSK	1	JSC ATF BANK	100.00	
COMMUNA - LEASING GRUNDSTUCKSVERWALTUNGSGESELLSCHAFT M.B.H.	WIEN	1	REAL-LEASE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	99.80	100.00
COMMUNICATION VALLEY S.P.A.	PARMA	1	KYNESTE S.P.A.	100.00	
CONTRA LEASING-GESELLSCHAFT M.B.H.	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	74.80	75.00
			JAUSERN-LEASING GESELLSCHAFT M.B.H.	25.00	
CORDUSIO SOCIETÀ FIDUCIARIA PER AZIONI	MILAN	1	UNICREDIT PRIVATE BANKING SPA	100.00	
CUKOR INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
DAB BANK AG	MUNICH	1	BAYERISCHE HYPO- UND VEREINSBANK AG	76.36	
DEBO LEASING IFN S.A.	BUCHAREST	1	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	0.01	
			BANK AUSTRIA CREDITANSTALT LEASING GMBH	90.01	
			BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	9.96	
			CALG ANLAGEN LEASING GMBH	0.01	
			UNICREDIT GLOBAL LEASING EXPORT GMBH	0.01	
DELPHA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. GROSSKUGEL BAUABSCHNITT ALPHA MANAGEMENT	MUNICH	1	HVB PROJEKT GMBH	100.00	
DELPHA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. GROSSKUGEL BAUABSCHNITT BETA MANAGEMENT KG	MUNICH	1	HVB PROJEKT GMBH	100.00	

Part A) Accounting policies (Continued)

Investments in Subsidiaries and Interests in Joint Ventures (recognised using proportionate consolidation) continued

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS [2]
DELPHA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. GROSSKUGEL BAUABSCHNITT GAMMA MANAGEMENT KG	MUNICH	1	HVB PROJEKT GMBH	100.00	
DIRANA LIEGENSCHAFTSVERWERTUNGSGESELLSCHAFT MBH	WIEN	1	UNIVERSALE INTERNATIONAL REALITATEN GMBH	100.00	
DIREKTANLAGE.AT AG	SALZBURG	1	DAB BANK AG	100.00	
DLB LEASING, S.R.O.	PRAGUE	1	UNICREDIT LEASING CZ, A.S.	100.00	
DLV IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.80	100.00
DOMUS BISTRO GMBH	WIEN	1	BANK AUSTRIA CREDITANSTALT AG	100.00	
DOMUS CLEAN REINIGUNGS GMBH	WIEN	1	BANK AUSTRIA CREDITANSTALT AG	100.00	
DOMUS FACILITY MANAGEMENT GMBH	WIEN	1	BANK AUSTRIA CREDITANSTALT AG	100.00	
DRITTE UNIPRO IMMOBILIEN-PROJEKTIERUNGSGES.M.B.H.	BERLIN	1	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	100.00	
DRUKBANK SP. ZOO	ZAMOSC	1	BANK PEKAO SA	100.00	
DUODEC Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.80	100.00
ENDERLEIN & CO. GMBH	BIELEFELD	1	PLANETHOME AG	100.00	
ENTASI SRL	ROME	1	UNICREDIT SPA	100.00	
ERSTE UNIPRO IMMOBILIEN-PROJEKTIERUNGSGESELLSCHAFT M.B.H.	BERLIN	1	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	100.00	
EURO CAPITAL STRUCTURES LTD IN LIQUIDAZIONE	DUBLIN	1	UNICREDIT BANCA MOBILIARE SPA	100.00	
EUROFINANCE 2000 SRL	ROME	1	UNICREDIT SPA	100.00	
EURO-IMMOPROFIL	MUNICH	4	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	(3)
EUROLEASE AMUN IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.80	100.00
EUROLEASE ANUBIS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.80	100.00
EUROLEASE ISIS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.80	100.00
EUROLEASE MARDUK IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.80	100.00
EUROLEASE RA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	MID GARAGEN GMBH	99.80	100.00
EUROLEASE RAMSES IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.80	100.00
EUROLEASE RAMSES IMMOBILIEN LEASING GESELLSCHAFT M.B.H. & CO OEG	WIEN	1	BANK AUSTRIA CREDITANSTALT AG	99.30	
EUROPA FACILITY MANAGEMENT LTD.	BUDAPEST	1	EUROPA FUND MANAGEMENT (EUROPA BEFEKTETESI ALAPKEZELO RT)	99.60	
			PIONEER INVESTMENT FUND MANAGEMENT LIMITED	0.40	
EUROPA FUND MANAGEMENT (EUROPA BEFEKTETESI ALAPKEZELO RT)	BUDAPEST	1	PIONEER INVESTMENT FUND MANAGEMENT LIMITED	100.00	
EUROPEAN TRUST S.P.A.	BRESCIA	1	UNICREDIT SPA	100.00	
EXPANDA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.80	100.00
FIDES IMMOBILIEN TREUHAND GESELLSCHAFT M.B.H.	WIEN	1	WOM GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	100.00	
FIMIT - FONDI IMMOBILIARI ITALIANI SGR S.P.A.	ROME	1	UNICREDIT SPA	51.55	

Investments in Subsidiaries and Interests in Joint Ventures (recognised using proportionate consolidation) continued

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS[2]
FINANSE PLC.	LONDON	1	BANK PEKAO SA	100.00	
FINECO CREDIT S.P.A.	MILAN	1	FINECOBANK SPA	100.00	
FINECO FINANCE LTD	DUBLIN	1	UNICREDIT SPA	100.00	
FINECO LEASING S.P.A.	BRESCIA	1	UNICREDIT SPA	99.99	
FINECO PRESTITI S.P.A.	MILAN	1	FINECOBANK SPA	100.00	
FINECO VERWALTUNG AG	FRANKFURT	1	UNICREDIT SPA	100.00	
FINECOBANK SPA	MILAN	1	UNICREDIT SPA	99.99	
FM GRUNDSTUCKSVERWALTUNGS GMBH & CO. KG	BAD HOMBURG	1	CALG IMMOBILIEN LEASING GMBH	94.90	100.00
FMC LEASING INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	30.00	
			BANK AUSTRIA CREDITANSTALT LEASING GMBH	70.00	
FMZ SAVARIA SZOLGALTATO KFT	BUDAPEST	1	UNICREDIT LEASING KFT	75.00	
FMZ SIGMA PROJEKTENTWICKLUNGS GMBH	WIEN	1	MID GARAGEN GMBH	99.80	100.00
FOLIA LEASING GESELLSCHAFT M.B.H.	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.80	100.00
FONDO SIGMA	ROME	1	UNICREDIT SPA	100.00	(3)
FUGATO LEASING GESELLSCHAFT M.B.H.	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
G.N.E. GLOBAL GRUNDSTUCKSVERWERTUNG GESELLSCHAFT M.B.H.	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.80	
GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	WIEN	1	CALG IMMOBILIEN LEASING GMBH	99.80	
GBS GRUNDSTUCKSVERWALTUNGSGESELLSCHAFT M.B.H.	WIEN	1	CALG ANLAGEN LEASING GMBH	99.00	100.00
GEBAUDELEASING GRUNDSTUCKSVERWALTUNGSGESELLSCHAFT M.B.H.	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	1.00	
			BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	98.80	99.00
GELDILUX-TS-2005 S.A.	LUXEMBOURG	4	HVB BANQUE LUXEMBOURG SOCIETE ANONYME	100.00	(3)
GELDILUX-TS-2007 S.A.	LUXEMBOURG	4	HVB BANQUE LUXEMBOURG SOCIETE ANONYME	100.00	(3)
GEMEINDELEASING GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	25.00	
			BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	37.30	37.50
			CALG IMMOBILIEN LEASING GMBH	37.50	
GEMMA VERWALTUNGSGESELLSCHAFT MBH & CO. VERMIETUNGS KG	MUNICH	4	ORESTOS IMMOBILIEN-VERWALTUNGS GMBH	100.00	(3)
GIMMO IMMOBILIEN-VERMIETUNGS- UND VERWALTUNGS GMBH	MUNICH	1	TERRENO GRUNDSTUCKSVERWALTUNG GMBH & CO. ENTWICKLUNGS- UND FINANZIERUNGSVERMITTLUNGS-KG	100.00	

Part A) Accounting policies (Continued)

Investments in Subsidiaries and Interests in Joint Ventures (recognised using proportionate consolidation) continued

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS[2]
GOLF- UND COUNTRY CLUB SEDDINER SEE IMMOBILIEN GMBH	BERLIN	1	HVB PROJEKT GMBH	94.00	
GROSSKUGEL IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	MUNICH	1	HVB PROJEKT GMBH	100.00	
GRUNDSTUCKSAKTIENGESELLSCHAFT AM POTSDAMER PLATZ (HAUS VATERLAND)	MUNICH	1	TERRENO GRUNDSTUCKSVERWALTUNG GMBH & CO. ENTWICKLUNGS- UND FINANZIERUNGSVERMITTLUNGS-KG	98.24	
GRUNDSTUCKSVERWALTUNG LINZ-MITTE GMBH	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.80	
GRUNDSTUCKSVERWALTUNGSGESELLSCHAFT M.B.H. & CO. KG.	BREGENZ	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
GRUWA GRUNDBAU UND WASSERBAU GMBH	BERLIN	1	UNIVERSALE INTERNATIONAL REALITATEN GMBH	100.00	
H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	MUNICH	1	BAYERISCHE HYPO- UND VEREINSBANK AG	10.00	
			WEALTH MANAGEMENT CAPITAL HOLDING GMBH	90.00	
H.F.S. LEASINGFONDS DEUTSCHLAND 1 GMBH & CO. KG	MUNICH	4	HVB IMMOBILIEN AG	100.00	(3)
H.F.S. LEASINGFONDS DEUTSCHLAND 7 GMBH & CO. KG	MUNICH	4	HVB PROJEKT GMBH	100.00	(3)
HELLAS LEASING- UND BETEILIGUNGS GMBH	BAD HOMBURG	1	BA CA LEASING (DEUTSCHLAND) GMBH	2.00	
			BANK AUSTRIA CREDITANSTALT LEASING GMBH	98.00	
HERKU LEASING GESELLSCHAFT M.B.H.	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	25.00	
			BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	74.80	75.00
HOKA LEASING-GESELLSCHAFT M.B.H.	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	25.00	
			WOM GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	74.80	75.00
HONEU LEASING GESELLSCHAFT M.B.H.	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	25.00	
			BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	50.00	
HVB - LEASING PLUTO KFT	BUDAPEST	1	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	30.00	
			BANK AUSTRIA CREDITANSTALT LEASING GMBH	70.00	
HVB AGENT D.O.O. ZA POSREDOVANJE U OSIGURANJU (now UNICREDIT BROKER D.O.O.)	ZAGREB	1	UNICREDIT LEASING CROATIA D.O.O. ZA LEASING	80.00	
			UNICREDIT GLOBAL LEASING VERSICHERUNGSSERVICE GMBH	20.00	
HVB ALTERNATIVE ADVISORS LLC	NEW YORK	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	
HVB ALTERNATIVE FINANCIAL PRODUCTS AG	WIEN	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	
HVB ASSET MANAGEMENT HOLDING GMBH	MUNICH	1	HVB VERWA 4 GMBH	100.00	
HVB AUTO LEASING EOOD	SOFIA	1	HVB LEASING OOD	100.00	
HVB BANQUE LUXEMBOURG SOCIETE ANONYME	LUXEMBOURG	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	
HVB CAPITAL ASIA LIMITED	HONG KONG	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	
HVB CAPITAL LLC	WILMINGTON	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	
HVB CAPITAL LLC II	WILMINGTON	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	

Investments in Subsidiaries and Interests in Joint Ventures (recognised using proportionate consolidation) continued

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS[2]
HVB CAPITAL LLC III	WILMINGTON	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	
HVB CAPITAL LLC V	WILMINGTON	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	
HVB CAPITAL LLC VI	WILMINGTON	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	
HVB CAPITAL LLC VIII	WILMINGTON	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	
HVB CAPITAL PARTNERS AG	MUNICH	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	
HVB CENTRAL PROFIT BANKA D.D., SARAJEVO	SARAJEVO	1	BANK AUSTRIA CREDITANSTALT AG	80.87	
HVB CESAR D.O.O. BEOGRAD	BELGRADE	1	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	30.00	
			BANK AUSTRIA CREDITANSTALT LEASING GMBH	70.00	
HVB FIERO LEASING OOD	SOFIA	1	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	30.00	
			BANK AUSTRIA CREDITANSTALT LEASING GMBH	70.00	
HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	MUNICH	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	
HVB GLOBAL ASSETS COMPANY L.P.	NEW YORK	1	BAYERISCHE HYPO- UND VEREINSBANK AG	4.99	
HVB HONG KONG LIMITED	HONG KONG	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	
HVB IMMOBILIEN AG	MUNICH	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	
HVB INFORMATION SERVICES GMBH	MUNICH	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	
HVB INVESTMENTS (UK) LIMITED	CAYMAN ISLAND	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	
HVB LEASING CPB D.O.O.	SARAJEVO	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	70.00	
			BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	30.00	
HVB LEASING CZECH REPUBLIC S.R.O.	PRAGUE	1	UNICREDIT GLOBAL LEASING SPA	100.00	
HVB LEASING GMBH	HAMBURG	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	
HVB LEASING INSURANCE BROKER BULGARIA OOD	SOFIA	1	HVB LEASING OOD	80.00	
			UNICREDIT GLOBAL LEASING VERSICHERUNGSSERVICE GMBH	20.00	
HVB LEASING MAX INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
HVB LEASING OOD	SOFIA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	90.00	
			UNICREDIT BULBANK AD	10.00	
HVB LEASING SLOVAKIA S.R.O.	BRATISLAVA	1	UNICREDIT GLOBAL LEASING SPA	100.00	
HVB PARTNER D.O.O BEOGRAD	BELGRADE	1	BA-CA LEASING VERSICHERUNGSSERVICE GMBH & CO KG	100.00	
HVB PROJEKT GMBH	MUNICH	1	BAYERISCHE HYPO- UND VEREINSBANK AG	6.00	
			HVB IMMOBILIEN AG	94.00	
HVB SUPER LEASING EOOD	SOFIA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
HVB TECTA GMBH	MUNICH	1	BAYERISCHE HYPO- UND VEREINSBANK AG	6.00	
			HVB IMMOBILIEN AG	94.00	
HVB U.S. FINANCE INC.	NEW YORK	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	
HVB VERWA 4 GMBH	MUNICH	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	
HVB VERWA 4.4 GMBH	MUNICH	1	HVB VERWA 4 GMBH	100.00	
HVB-LEASING AIDA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	

Part A) Accounting policies (Continued)

Investments in Subsidiaries and Interests in Joint Ventures (recognised using proportionate consolidation) continued

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS [2]
HVB-LEASING ATLANTIS INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
HVB-LEASING DANTE INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	30.00	
			BANK AUSTRIA CREDITANSTALT LEASING GMBH	70.00	
HVB-LEASING FIDELIO INGATLANHASNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
HVB-LEASING FORTE INGATLANHASNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
HVB-LEASING GARO KFT	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
HVB-LEASING HAMLET INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
HVB-LEASING JUPITER KFT	BUDAPEST	1	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	30.00	
			BANK AUSTRIA CREDITANSTALT LEASING GMBH	70.00	
HVB-LEASING LAMOND INGATLANHASZNOSITO KFT.	BUDAPEST	1	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	30.00	
			BANK AUSTRIA CREDITANSTALT LEASING GMBH	70.00	
HVB-LEASING MAESTOSO INGATLANHASZNOSITO KFT.	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
HVB-LEASING NANO KFT	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
HVB-LEASING OTHELLO INGATLANHASNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	96.67	
			BUSINESS CITY MANAGEMENT GMBH	3.33	
HVB-LEASING ROCCA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
HVB-LEASING RUBIN KFT.	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
HVB-LEASING SMARAGD KFT.	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
HVB-LEASING SOLE KFT	BUDAPEST	1	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	30.00	
			BANK AUSTRIA CREDITANSTALT LEASING GMBH	70.00	
HVB-LEASING SPORT INGATLANHASZNOSITO KOLATPOT FEOEOASSEGU TARSASAG	BUDAPEST	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
HVB-LEASING ZAFIR KFT.	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
HVZ GMBH & CO. OBJEKT KG	MUNICH	1	PORTIA GRUNDSTUCKS-VERWALTUNGSGESELLSCHAFT MBH & CO. OBJEKT KG	100.00	
HYPO (UK) HOLDINGS LIMITED	LONDON	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	
			HVB IMMOBILIEN AG	..	
HYPO STAVEBNI SPORITELNA A.S.	PRAGUE	1	UNICREDIT BANK CZECH REPUBLIC A.S.	60.00	
			VEREINSBANK VICTORIA BAUSPAR AKTIENGESELLSCHAFT	40.00	
HYPO-BANK VERWALTUNGSZENTRUM GMBH & CO. KG OBJEKT ARABELLASTRASSE	MUNICH	1	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	100.00	
HYPOVEREINS IMMOBILIEN EOOD	SOFIA	1	UNICREDIT BULBANK AD	100.00	
HYPOVEREINSFINANCE N.V.	AMSTERDAM	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	
I-FABER SOCIETÀ PER AZIONI	MILAN	1	UNICREDIT SPA	65.32	
IMMOBILIARE PIEMONTE S.P.A.	ROME	1	MCC - MEDIOCREDITO CENTRALE S.P.A.	100.00	

Investments in Subsidiaries and Interests in Joint Ventures (recognised using proportionate consolidation) continued

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS [2]
IMMOBILIENFONDS UNIVERSALE 4 GBR	BERLIN	1	ERSTE UNIPRO IMMOBILIEN-PROJEKTIERUNGSGESELLSCHAFTM.B.H.	-	99.25
			ZWEITE UNIPRO IMMOBILIEN-PROJEKTIERUNGSGESELLSCHAFT M.B.H.	-	0.25
IMMOBILIENFONDS UNIVERSALE WITTENBERGE GBR	BERLIN	1	DRITTE UNIPRO IMMOBILIEN-PROJEKTIERUNGSGES M.B.H	..	95.00
IMMOBILIENLEASING GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	WIEN	1	ARNO GRUNDSTUCKSVERWALTUNGS GESELLSCHAFT M.B.H.	74.80	75.00
			BANK AUSTRIA CREDITANSTALT LEASING GMBH	25.00	
INPROX CHOMUTOV, S.R.O.	PRAGUE	1	UNICREDIT GLOBAL LEASING SPA	100.00	
INPROX KARLOVY VARY, S.R.O.	PRAGUE	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
INPROX KLADNO, S.R.O.	PRAGUE	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
INPROX POPRAD, SPOL. S.R.O.	BRATISLAVA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	70.00	
			BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	30.00	
INPROX SR I., SPOL. S R.O.	BRATISLAVA	1	UNICREDIT GLOBAL LEASING SPA	100.00	
INTERNATIONALES IMMOBILIEN-INSTITUT GMBH	MUNICH	1	BAYERISCHE HYPO- UND VEREINSBANK AG	94.00	
INTERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	1	BAYERISCHE HYPO- UND VEREINSBANK AG	6.15	
			HVB IMMOBILIEN AG	93.85	
INTRO LEASING GESELLSCHAFT M.B.H.	WIEN	1	PROJEKT-LEASE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	100.00	
IPSE 2000 S.P.A.	ROME	1	UNICREDIT SPA	50.00	
IRFIS - MEDIOCREDITO DELLA SICILIA S.P.A.	PALERMO	1	BANCO DI SICILIA S.P.A.	76.26	
ISB UNIVERSALE BAU GMBH	BRANDENBURG/ HAVEL	1	UNIVERSALE INTERNATIONAL REALITATEN GMBH	100.00	
ISTRA GOLF DOO	UMAG	1	ISTRATURIST UMAG, HOTELIJERSTVO I TURIZAM DD	100.00	
ISTRATURIST UMAG, HOTELIJERSTVO I TURIZAM DD	UMAG	1	ZAGREBACKA BANKA DD	71.80	
JAUSERN-LEASING GESELLSCHAFT M.B.H.	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
JSC ATF BANK	ALMATY	1	BANK AUSTRIA CREDITANSTALT AG	92.88	97.04
KADMOS IMMOBILIEN LEASING GMBH	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.80	
KAMILLE SENIORENRESIDENZ IMMOBILIEN G.M.B.H. & CO. KEG	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.80	..
			BA-CA ADAGIO LEASING GMBH	..	100.00
KHR PROJEKTENTWICKLUNGSGESELLSCHAFT MBH & CO. OBJEKT BORNITZSTRASSE I KG	MUNICH	1	HVB PROJEKT GMBH	100.00	
KI (7) LIMITED IN LIQUIDATION	LONDON	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
KUNSTHAUS LEASING GMBH	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	95.00	
			KUTRA GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	5.00	
KUTRA GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	WIEN	1	CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	99.80	100.00
KYNESTE S.P.A.	ROME	1	UNICREDIT SPA	100.00	
LAGERMAX LEASING GMBH	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.80	
LAGEV IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.80	100.00
LARGO LEASING GESELLSCHAFT M.B.H.	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	1.00	
			VAPE COMMUNA LEASINGGESELLSCHAFT M.B.H.	98.80	99.00

Part A) Accounting policies (Continued)

Investments in Subsidiaries and Interests in Joint Ventures (recognised using proportionate consolidation) continued

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS[2]
LASSALLESTRASSE BAU-, PLANUNGS-, ERRICHTUNGS- UND VERWERTUNGSGESELLSCHAFT M.B.H.	WIEN	1	BANK AUSTRIA CREDITANSTALT AG	99.00	100.00
LEASFINANZ BANK GMBH	WIEN	1	BACA LEASING UND BETEILGUNGSMANAGEMENT GMBH (EX CALG 434 GRUNDSTUCKVER	100.00	
LEASFINANZ GMBH	WIEN	1	LF BETEILIGUNGEN GMBH	100.00	
LEGATO LEASING GESELLSCHAFT M.B.H.	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	25.00	
			BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	74.80	75.00
LELEV IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	99.80	100.00
LF BETEILIGUNGEN GMBH	WIEN	1	BACA LEASING UND BETEILGUNGSMANAGEMENT GMBH (EX CALG 434 GRUNDSTUCKVER	100.00	
LIMITED LIABILITY COMPANY B.A. REAL ESTATE	MOSCOW	1	ZAO UNICREDIT BANK	100.00	
LINO HOTEL-LEASING GMBH	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.80	
LIPARK LEASING GESELLSCHAFT M.B.H.	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	25.00	
			BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	74.80	75.00
LIVA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	MID GARAGEN GMBH	99.80	100.00
LOCAT LEASING CROATIA DOO	ZAGREB	1	LOCAT SPA	100.00	
LOCAT SPA	BOLOGNA	1	UNICREDIT GLOBAL LEASING SPA	100.00	
M. A. V. 7., BANK AUSTRIA LEASING BAUTRAGER GMBH & CO.OHG.	WIEN	1	BANK AUSTRIA CREDITANSTALT MOBILIEN LEASING GMBH	98.04	100.00
MARKETING ZAGREBACKE BANKE DOO	ZAGREB	1	ZAGREBACKA BANKA DD	100.00	
MARTIANEZ COMERCIAL, SOCIEDAD ANONIMA	PUERTO DE LA CRUZ	1	BACA PEGASUS LEASING GMBH (EX. CALG GRUNDSTUCK- VERWALTUNG GRUNDUNG 1982 GMBH)	99.96	100.00
MBC IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.80	100.00
MCC - MEDIOCREDITO CENTRALE S.P.A.	ROME	1	UNICREDIT SPA	100.00	
MENUETT GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.80	100.00
MID GARAGEN GMBH	WIEN	1	EUROLEASE RAMSES IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	99.80	100.00
MIK BETA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
MIK INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
MM OMEGA PROJEKTENTWICKLUNGS GMBH	WIEN	1	MID GARAGEN GMBH	99.80	100.00
MOC VERWALTUNGS GMBH & CO. IMMOBILIEN KG	MUNICH	4	HVB PROJEKT GMBH	23.00	
MOGRA LEASING GESELLSCHAFT M.B.H.	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	25.00	
			BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	74.80	75.00
NAGE LOKALVERMIETUNGSGESELLSCHAFT M.B.H.	WIEN	1	MID GARAGEN GMBH	99.80	100.00

Investments in Subsidiaries and Interests in Joint Ventures (recognised using proportionate consolidation) continued

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS [2]
NATA IMMOBILIEN-LEASING GESELLSCHAFT M.B.H.	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	6.00	
			BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	51.50	
NO. HYPO LEASING ASTRICTA GRUNDSTUCKVERMIETUNGS GESELLSCHAFT M.B.H.	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	95.00	
NORDINVEST NORDDEUTSCHE INVESTMENT-GESELLSCHAFT MBH	HAMBURG	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
NOVA BANJALUCKA BANKA AD	BANJA LUKA	1	BANK AUSTRIA CREDITANSTALT AG	90.93	
OCT Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H	WIEN	1	MID GARAGEN GMBH	99.80	100.00
OLG HANDELS- UND BETEILIGUNGSVERWALTUNGSGESELLSCHAFT M.B.H.	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
OLG INDUSTRIEGUTER LEASING GMBH & CO. KG.	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	85.71	100.00
OMNIA GRUNDSTUCKS-GMBH & CO. OBJEKT OSTRAGEHEGE KG	MUNICH	1	BAYERISCHE HYPO- UND VEREINSBANK AG	6.00	
			HVB IMMOBILIEN AG	94.00	
OOO IMB LEASING COMPANY	MOSCOW	1	ZAO UNICREDIT BANK	100.00	
OPEN SAVING PENSIOON FUND OTAN JSC	ALMATY	1	JSC ATF BANK	83.08	
ORESTOS IMMOBILIEN-VERWALTUNGS GMBH	MUNICH	1	HVB PROJEKT GMBH	100.00	
OTHMARSCHEN PARK HAMBURG GMBH & CO. CENTERPARK KG	MUNICH	1	HVB PROJEKT GMBH	10.00	
			T & P FRANKFURT DEVELOPMENT B.V.	30.00	
			T & P VASTGOED STUTTGART B.V.	60.00	
OTHMARSCHEN PARK HAMBURG GMBH & CO. GEWERBEPARK KG	MUNICH	1	HVB PROJEKT GMBH	10.00	
			T & P FRANKFURT DEVELOPMENT B.V.	30.00	
			T & P VASTGOED STUTTGART B.V.	60.00	
PARUS GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	1	BAYERISCHE HYPO- UND VEREINSBANK AG	6.00	
			HVB IMMOBILIEN AG	94.00	
PARZHOF-ERRICHTUNGS- UND VERWERTUNGSGESELLSCHAFT M.B.H.	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	0.20	
			BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.60	99.80
PAZONYI'98 INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
PEKAO FAKTORING SP. ZOO	LUBLIN	1	BANK PEKAO SA	100.00	
PEKAO FINANCIAL SERVICES SP. ZOO	WARSAW	1	BANK PEKAO SA	100.00	
PEKAO FUNDUSZ KAPITALOWY SP. ZOO	WARSAW	1	BANK PEKAO SA	100.00	
PEKAO LEASING SP ZO.O.	WARSAW	1	BANK PEKAO SA	100.00	
PEKAO PIONEER P.T.E. SA	WARSAW	1	BANK PEKAO SA	65.00	
			PIONEER GLOBAL ASSET MANAGEMENT SPA	35.00	
PELOPS LEASING GESELLSCHAFT M.B.H.	WIEN	1	EUROLEASE RAMSES IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	99.80	100.00
PIANA LEASING GESELLSCHAFT M.B.H.	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.80	100.00

Part A) Accounting policies (CONTINUED)

Investments in Subsidiaries and Interests in Joint Ventures (recognised using proportionate consolidation) continued

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS [2]
PIONEER ALTERNATIVE INVESTMENT MANAGEMENT (BERMUDA) LIMITED	HAMILTON	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
PIONEER ALTERNATIVE INVESTMENT MANAGEMENT LTD	DUBLIN	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
PIONEER ALTERNATIVE INVESTMENT MANAGEMENT SGR PA	MILAN	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
PIONEER ALTERNATIVE INVESTMENTS (ISRAEL) LTD	TEL AVIV	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
PIONEER ALTERNATIVE INVESTMENTS (NEW YORK) LTD	DOVER	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
PIONEER ALTERNATIVE INVESTMENTS UK LIMITED IN LIQUIDATION	LONDON	1	KI (7) LIMITED IN LIQUIDATION	100.00	
PIONEER ASSET MANAGEMENT AS	PRAGUE	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
PIONEER ASSET MANAGEMENT S.A.I. S.A.	BUCHAREST	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	96.01	
			UNICREDIT TIRIAC BANK S.A.	3.97	
PIONEER ASSET MANAGEMENT SA	LUXEMBOURG	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
PIONEER CZECH FINANCIAL COMPANY SRO	PRAGUE	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
PIONEER FUNDS DISTRIBUTOR INC	BOSTON	1	PIONEER INVESTMENT MANAGEMENT INC	100.00	
PIONEER GLOBAL ASSET MANAGEMENT SPA	MILAN	1	UNICREDIT SPA	100.00	
PIONEER GLOBAL FUNDS DISTRIBUTOR LTD	HAMILTON	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
PIONEER GLOBAL INVESTMENTS (AUSTRALIA) PTY LIMITED	MELBOURNE	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
PIONEER GLOBAL INVESTMENTS (HK) LIMITED	HONG KONG	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
PIONEER GLOBAL INVESTMENTS (TAIWAN) LTD.	TAIPEI	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
PIONEER GLOBAL INVESTMENTS LIMITED	DUBLIN	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
PIONEER INSTITUTIONAL ASSET MANAGEMENT INC	WILMINGTON	1	PIONEER INVESTMENT MANAGEMENT USA INC.	100.00	
PIONEER INVESTMENT COMPANY AS	PRAGUE	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
PIONEER INVESTMENT FUND MANAGEMENT LIMITED	BUDAPEST	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
PIONEER INVESTMENT MANAGEMENT INC	WILMINGTON	1	PIONEER INVESTMENT MANAGEMENT USA INC.	100.00	
PIONEER INVESTMENT MANAGEMENT LIMITED	DUBLIN	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
PIONEER INVESTMENT MANAGEMENT LLC	MOSCOW	1	PIONEER CZECH FINANCIAL COMPANY SRO	1.00	
			PIONEER GLOBAL ASSET MANAGEMENT SPA	99.00	
PIONEER INVESTMENT MANAGEMENT SHAREHOLDER SERVICES INC.	BOSTON	1	PIONEER INVESTMENT MANAGEMENT USA INC.	100.00	
PIONEER INVESTMENT MANAGEMENT SOC. DI GESTIONE DEL RISPARMIO PER AZ	MILAN	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
PIONEER INVESTMENT MANAGEMENT USA INC.	WILMINGTON	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
PIONEER INVESTMENTS AG	BERN	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
PIONEER INVESTMENTS AUSTRIA GMBH	WIEN	1	BANK AUSTRIA CREDITANSTALT AG	100.00	
PIONEER INVESTMENTS KAPITALANLAGEGESELLSCHAFT MBH	MUNICH	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
PIONEER PEKAO INVESTMENT FUND COMPANY SA (POLISH NAME: PIONEER PEKAO TFI SA)	WARSAW	1	PIONEER PEKAO INVESTMENT MANAGEMENT SA	100.00	
PIONEER PEKAO INVESTMENT MANAGEMENT SA	WARSAW	1	BANK PEKAO SA	49.00	
			PIONEER GLOBAL ASSET MANAGEMENT SPA	51.00	
PLANETHOME AG	MUNICH	1	BAYERISCHE HYPO- UND VEREINSBANK AG	90.77	99.90
PLANETHOME GMBH	MANNHEIM	1	PLANETHOME AG	100.00	

Investments in Subsidiaries and Interests in Joint Ventures (recognised using proportionate consolidation) continued

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS[2]
PMG BAUPROJEKTMANAGEMENT GESELLSCHAFT M.B.H. & CO FINANZIERUNGS OEG	WIEN	1	RANA-LIEGENSCHAFTSVERWERTUNG GMBH	99.90	
			UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	0.10	
POLIMAR 13 SPOLKA Z OGRANICZONA ODPOWIEDZIALNOSCIA	WARSAW	1	UNICREDIT GLOBAL LEASING SPA	100.00	
POLIMAR 6 SPOLKA Z OGRANICZONA ODPOWIEDZIALNOSCIA	WARSAW	1	UNICREDIT GLOBAL LEASING SPA	100.00	
POMINVEST DD	SPLIT	1	ZAGREBACKA BANKA DD	88.66	88.95
PORTIA GRUNDSTUCKS-VERWALTUNGSGESELLSCHAFT MBH & CO. OBJEKT KG	MUNICH	1	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	100.00	
POSATO LEASING GESELLSCHAFT M.B.H.	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	25.00	
			BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	74.80	75.00
PRELUDE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	1.00	
			BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	98.80	99.00
PRIM Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.80	
PROJEKT-LEASE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	WIEN	1	ARNO GRUNDSTUCKSVERWALTUNGS GESELLSCHAFT M.B.H.	74.80	75.00
			BANK AUSTRIA CREDITANSTALT LEASING GMBH	25.00	
PRVA STAMBENA STEDIONICA DD ZAGREB	ZAGREB	1	ZAGREBACKA BANKA DD	100.00	
QUADEC Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.80	100.00
QUART Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	CALG ANLAGEN LEASING GMBH	99.80	
QUERCIA FUNDING SRL	VERONA	1	UNICREDIT BANCA D'IMPRESA SPA	65.00	
QUERCIA SOFTWARE SPA	VERONA	1	UNICREDIT GLOBAL INFORMATION SERVICES SPA	100.00	
QUINT Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.80	100.00
RANA-LIEGENSCHAFTSVERWERTUNG GMBH	WIEN	1	UNIVERSALE INTERNATIONAL REALITATEN GMBH	99.90	
REAL ESTATE MANAGEMENT POLAND SP. Z O.O.	WARSAW	1	UNICREDIT GLOBAL LEASING SPA	100.00	
REAL-LEASE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	WIEN	1	MID GARAGEN GMBH	99.80	100.00
REAL-RENT LEASING GESELLSCHAFT M.B.H.	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.80	100.00
REGEV REALITATENVERWERTUNGSGESELLSCHAFT M.B.H.	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.80	
REIMMOBILIARE S.P.A.	ROME	1	UNICREDITO GESTIONE CREDITI SPA BANCA PER LA GESTIONE DEI CREDITI	100.00	
ROMAFIDES - FIDUCIARIA E SERVIZI S.P.A.	ROME	1	UNICREDIT SPA	100.00	
RONCASA IMMOBILIEN-VERWALTUNGS GMBH	MUNICH	1	HVB PROJEKT GMBH	90.00	
RONDO LEASING GMBH	WIEN	1	WOM GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	100.00	
RSB ANLAGENVERMIETUNG GESELLSCHAFT M.B.H.	WIEN	1	CALG IMMOBILIEN LEASING GMBH	99.80	100.00

Part A) Accounting policies (CONTINUED)

Investments in Subsidiaries and Interests in Joint Ventures (recognised using proportionate consolidation) continued

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS [2]
RWF REAL - WERT GRUNDSTUCKSVERMIETUNGSGESEL LSCHAFTM.B.H. & CO. OBJEKT	WIEN	1	CALG IMMOBILIEN LEASING GMBH	99.83	
			EUROLEASE RAMSES IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	0.17	
S+R INVESTIMENTI E GESTIONI (S.G.R.) SPA	MILAN	1	UNICREDIT BANCA D IMPRESA SPA	100.00	
SALOME FUNDING LTD. (JERSEY)	DUBLIN	4	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	(3)
SALVATORPLATZ-GRUNDSTUCKSGESELLSCHAFT MBH & CO. OHG VERWALTUNGSZENTRUM	MUNICH	1	PORTIA GRUNDSTUCKS-VERWALTUNGSGESELLSCHAFT MBH & CO. OBJEKT KG	97.78	
			TIVOLI GRUNDSTUCKS-AKTIENGESELLSCHAFT	2.22	
SAVKA LEASING GESELLSCHAFT M.B.H.	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	25.00	
			BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	74.80	75.00
SCHOELLERBANK AKTIENGESELLSCHAFT	WIEN	1	BANK AUSTRIA CREDITANSTALT AG	100.00	
SECA-LEASING GESELLSCHAFT M.B.H.	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	25.00	
			CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	74.80	75.00
SEDEC Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	MID GARAGEN GMBH	99.80	100.00
SENIORENWOHNHEIM TROFAIACH GESELLSCHAFT MBH & CO KEG	LOEBEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.80	66.67
			BA-CA ADAGIO LEASING GMBH	..	33.33
SEXT Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H	WIEN	1	CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	99.80	100.00
SHOPPING CENTER GYOR ERRICHTUNGS- UND BETRIEBSGESELLSCHAFT M.B.H	BUDAPEST	1	BUSINESS CITY MANAGEMENT GMBH (UNG.: UZLETKOZPONTOT MENEDZSELO KORLAT	95.00	
			UNICREDIT GLOBAL LEASING SPA	5.00	
SHS LEASING GMBH	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	1.00	
			BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	98.80	99.00
SIA UNICREDIT LEASING	RIGA	1	AS UNICREDIT BANK	49.00	
			UNICREDIT GLOBAL LEASING SPA	51.00	
SIGMA LEASING GMBH	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	0.40	
			CALG ANLAGEN LEASING GMBH	99.40	99.60
SIRIUS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	MUNICH	1	HVB PROJEKT GMBH	5.00	
			SOLOS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. SIRIUS BETEILIGUNGS KG	95.00	
SOCIETÀ ITALIANA GESTIONE ED INCASSO CREDITI S.P.A.	ROME	1	MCC - MEDIOCREDITO CENTRALE S.P.A.	5.00	
			UNICREDIT SPA	95.00	
SOFIGERE SOCIETE PAR ACTIONS SIMPLIFIEE	PARIS	1	UNICREDIT SPA	100.00	
SOHIBKORBANK OJSC	KHUJAND	1	JSC ATF BANK	75.10	
SOLARIS VERWALTUNGSGESELLSCHAFT MBH & CO. VERMIETUNGS KG	MUNICH	1	ORESTOS IMMOBILIEN-VERWALTUNGS GMBH	94.90	
SOLOS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. SIRIUS BETEILIGUNGS KG	MUNICH	1	HVB PROJEKT GMBH	100.00	
SONATA LEASING-GESELLSCHAFT M.B.H.	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	98.80	99.00

Investments in Subsidiaries and Interests in Joint Ventures (recognised using proportionate consolidation) continued

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS [2]
SPECTRUM GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	WIEN	1	WOM GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	100.00	
STEWE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	WIEN	1	MID GARAGEN GMBH	76.00	
			PROJEKT-LEASE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	24.00	
T & P FRANKFURT DEVELOPMENT B.V.	AMSTERDAM	1	HVB PROJEKT GMBH	87.50	
T & P VASTGOED STUTTGART B.V.	AMSTERDAM	1	HVB PROJEKT GMBH	87.50	
TERRENO GRUNDSTUCKSVERWALTUNG GMBH & CO. ENTWICKLUNGS- UND FINANZIERUNGSVERMITTLUNGS-KG	MUNICH	1	HVB TECTA GMBH	75.00	
TERZ Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	MID GARAGEN GMBH	99.80	100.00
TIME TRUCKS LASTWAGEN- UND AUFLIEGER VERMIETUNGS- UND LEASINGGES.M.B.H.	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
TIVOLI GRUNDSTUCKS-AKTIENGESELLSCHAFT	MUNICH	1	PORTIA GRUNDSTUCKS-VERWALTUNGSGESELLSCHAFT MBH & CO. OBJEKT KG	99.67	
TREDEC Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	MID GARAGEN GMBH	99.80	100.00
TREVI FINANCE N. 2 S.P.A.	CONEGLIANO (TREVISO)	1	UNICREDIT SPA	60.00	
TREVI FINANCE N. 3 S.R.L.	CONEGLIANO (TREVISO)	1	UNICREDIT SPA	60.00	
TREVI FINANCE S.P.A.	CONEGLIANO (TREVISO)	1	UNICREDIT SPA	60.00	
TRIVIMM SRL	VERONA	1	UNICREDITO GESTIONE CREDITI SPA BANCA PER LA GESTIONE DEI CREDITI	51.00	
UFFICIUM IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	95.00	
			KUTRA GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	5.00	
UIB UNIVERSALE BAU HOLDING GESELLSCHAFT M.B.H.	BRANDENBURG/HAVEL	1	ISB UNIVERSALE BAU GMBH	100.00	
UNI IT SRL	LAVIS (TRENTO)	1	UNICREDIT PROCESSES & ADMINISTRATION SOCIETA PER AZIONI	51.00	
UNICOM IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.80	100.00
UNICREDIT (SUISSE) BANK SA	LUGANO	1	UNICREDIT PRIVATE BANKING SPA	100.00	
UNICREDIT ATON INTERNATIONAL LIMITED	NICOSIA	1	AI BETEILIGUNG GMBH	100.00	
UNICREDIT AUDIT SPA	MILAN	1	UNICREDIT SPA	100.00	
UNICREDIT AUTO LEASING E.O.O.D.	SOFIA	1	UNICREDIT LEASING AD	100.00	
UNICREDIT BANCA D IMPRESA SPA	VERONA	1	UNICREDIT SPA	100.00	
UNICREDIT BANCA DI ROMA S.P.A. (formerly BANCA DI ROMA S.P.A.)	ROME	1	UNICREDIT SPA	100.00	
UNICREDIT BANCA MOBILIARE SPA	MILAN	1	UNICREDIT SPA	100.00	
UNICREDIT BANCA PER LA CASA SPA	MILAN	1	UNICREDIT BANCA SPA	100.00	
UNICREDIT BANCA SPA	BOLOGNA	1	UNICREDIT SPA	100.00	
UNICREDIT BANCASSURANCE MANAGEMENT & ADMINISTRATION SRL	MILAN	1	UNICREDIT BANCA SPA	100.00	

Part A) Accounting policies (Continued)

Investments in Subsidiaries and Interests in Joint Ventures (recognised using proportionate consolidation) continued

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS [2]
UNICREDIT BANK CAYMAN ISLANDS LTD.	GEORGETOWN, GRAND CAYMAN ISLANDS	1	BANK AUSTRIA CREDITANSTALT AG	100.00	
UNICREDIT BANK CZECH REPUBLIC A.S.	PRAGUE	1	BANK AUSTRIA CREDITANSTALT AG	100.00	
UNICREDIT BANK HUNGARY ZRT.	BUDAPEST	1	BANK AUSTRIA CREDITANSTALT AG	100.00	
UNICREDIT BANK IRELAND PLC	DUBLIN	1	UNICREDIT SPA	100.00	
UNICREDIT BANK LTD	LUCK	1	BANK PEKAO SA	100.00	
UNICREDIT BANK SLOVAKIA AS	BRATISLAVA	1	BANK AUSTRIA CREDITANSTALT AG	99.03	
UNICREDIT BANK SRBIJA JSC	BELGRADE	1	BANK AUSTRIA CREDITANSTALT AG	99.89	
UNICREDIT BANKA SLOVENIJA D.D.	LJUBLJANA	1	BANK AUSTRIA CREDITANSTALT AG	99.98	
UNICREDIT BROKER S.R.O. (formerly CAC POISTOVACI MAKLER S.R.O.)	BRATISLAVA	1	UNICREDIT GLOBAL LEASING VERSICHERUNGSSERVICE GMBH	19.68	
			UNICREDIT LEASING SLOVAKIA A.S.	80.32	
UNICREDIT BROKER SPA	MILAN	1	UNICREDIT BANCA D IMPRESA SPA	100.00	
UNICREDIT BULBANK AD	SOFIA	1	BANK AUSTRIA CREDITANSTALT AG	90.30	
			UNICREDIT SPA	..	
UNICREDIT CA IB BETEILIGUNGS AG	WIEN	1	BA-CA MARKETS & INVESTMENT BETEILIGUNG GMBH	100.00	
UNICREDIT CA IB BULGARIA EOOD (formerly CA IB BULINVEST EOOD, SOFIA)	SOFIA	1	UNICREDIT CAIB AG	100.00	
UNICREDIT CA IB POLSKA S.A. (now UNICREDIT CAIB POLAND S.A.)	WARSAW	1	UNICREDIT CAIB AG	100.00	
UNICREDIT CAIB AG	WIEN	1	UNICREDIT CA IB BETEILIGUNGS AG	100.00	
UNICREDIT CAIB CZECH REPUBLIC AS (formerly CA IB CORPORATE FINANCE AS)	PRAGUE	1	UNICREDIT CAIB AG	100.00	
UNICREDIT CAIB SECURITIES UK LTD.	LONDON	1	UNICREDIT CAIB AG	100.00	
UNICREDIT CAIB SLOVAKIA, A.S.	BRATISLAVA	1	UNICREDIT CAIB AG	100.00	
UNICREDIT CAIB UK LTD.	LONDON	1	UNICREDIT CAIB AG	100.00	
UNICREDIT CONSUMER FINANCING AD	SOFIA	1	UNICREDIT BULBANK AD	49.90	
			UNICREDIT CONSUMER FINANCING BANK SPA (formerly UNICREDIT CLARIMA BANCA SPA)	50.10	
UNICREDIT CONSUMER FINANCING BANK SPA (formerly UNICREDIT CLARIMA BANCA SPA)	MILAN	1	UNICREDIT BANCA SPA	100.00	
UNICREDIT DELAWARE INC	DOVER	1	UNICREDIT SPA	100.00	
UNICREDIT FACTORING EAD	SOFIA	1	UNICREDIT BULBANK AD	100.00	
UNICREDIT FACTORING SPA	MILAN	1	UNICREDIT BANCA D IMPRESA SPA	100.00	
UNICREDIT FLEET MANAGEMENT S.R.O.	PRAGUE	1	UNICREDIT LEASING CZ, A.S.	100.00	
UNICREDIT FLEET MANAGEMENT S.R.O.	BRATISLAVA	1	UNICREDIT LEASING SLOVAKIA A.S.	100.00	
UNICREDIT FUGGETLEN BIZTOSITASKOZVETITO KFT	BUDAPEST	1	UNICREDIT BANK HUNGARY ZRT.	25.20	
			UNICREDIT LEASING KFT	74.80	
UNICREDIT GLOBAL INFORMATION SERVICES SPA	MILAN	1	UNICREDIT SPA	100.00	
UNICREDIT GLOBAL LEASING EXPORT GMBH	WIEN	1	UNICREDIT GLOBAL LEASING PARTICIPATION MANAGEMENT GMBH	100.00	
UNICREDIT GLOBAL LEASING PARTICIPATION MANAGEMENT GMBH	WIEN	1	UNICREDIT GLOBAL LEASING SPA	100.00	
UNICREDIT GLOBAL LEASING SPA	MILAN	1	BANK AUSTRIA CREDITANSTALT AG	32.59	
			UNICREDIT SPA	67.41	

Investments in Subsidiaries and Interests in Joint Ventures (recognised using proportionate consolidation) continued

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS [2]
UNICREDIT GLOBAL LEASING VERSICHERUNGSSERVICE GMBH	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
UNICREDIT INFRASTRUTTURE SPA	TURIN	1	UNICREDIT SPA	100.00	
UNICREDIT INGATLANLIZING ZRT	BUDAPEST	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
UNICREDIT INSURANCE BROKER SRL	BUCHAREST	1	BA-CA LEASING VERSICHERUNGSSERVICE GMBH	99.80	
UNICREDIT INTERNATIONAL BANK (LUXEMBOURG) SA	LUXEMBOURG	1	UNICREDIT SPA	100.00	
UNICREDIT IRELAND FINANCIAL SERVICES PLC	DUBLIN	1	UNICREDIT BANK IRELAND PLC	100.00	
UNICREDIT JELZALOGBANK ZRT.	BUDAPEST	1	UNICREDIT BANK HUNGARY ZRT.	100.00	
UNICREDIT LEASING AD	SOFIA	1	UNICREDIT BULBANK AD	49.00	
			UNICREDIT GLOBAL LEASING SPA	51.00	
UNICREDIT LEASING ADMINISTRARE S.R.L.	BUCHAREST	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
UNICREDIT LEASING AUTO BULGARIA EOOD	SOFIA	1	BULBANK LEASING AD	100.00	
UNICREDIT LEASING CORPORATION IFN S.A.	BUCHAREST	1	UNICREDIT GLOBAL LEASING SPA	79.70	
			UNICREDIT TIRIAC BANK S.A.	20.00	
			UNICREDIT GLOBAL LEASING EXPORT GMBH	0.10	
			BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	0.10	
			BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	0.10	
UNICREDIT LEASING CROATIA D.O.O. ZA LEASING	ZAGREB	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
UNICREDIT LEASING CZ, A.S.	PRAGUE	1	UNICREDIT GLOBAL LEASING SPA	100.00	
UNICREDIT LEASING D.O.O. (formerly HVB LEASING D.O.O.)	SARAJEVO	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
UNICREDIT LEASING HUNGARY ZRT	BUDAPEST	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	98.00	
			BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	2.00	
UNICREDIT LEASING IMMOTRUCK ZRT.	BUDAPEST	1	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	30.00	
			BANK AUSTRIA CREDITANSTALT LEASING GMBH	70.00	
UNICREDIT LEASING KFT	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
UNICREDIT LEASING REAL ESTATE S.R.O.	BRATISLAVA	1	UNICREDIT GLOBAL LEASING SPA	100.00	
UNICREDIT LEASING ROMANIA IFN S.A.	BUCHAREST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
			UNICREDIT TIRIAC BANK S.A.	..	
UNICREDIT LEASING SLOVAKIA A.S.	BRATISLAVA	1	UNICREDIT BANK SLOVAKIA AS	19.90	
			UNICREDIT GLOBAL LEASING SPA	44.90	
			UNICREDIT LEASING CZ, A.S.	35.20	
UNICREDIT LEASING SRBIJA D.O.O. BEOGRAD	BELGRADE	1	UNICREDIT GLOBAL LEASING SPA	100.00	
UNICREDIT LEASING TOB	KIEV	1	UNICREDIT GLOBAL LEASING SPA	100.00	
UNICREDIT LEASING, LEASING, D.O.O.	LJUBLJANA	1	UNICREDIT BANKA SLOVENIJA D.D.	9.90	
			UNICREDIT GLOBAL LEASING SPA	90.10	
UNICREDIT LUXEMBOURG FINANCE SA	LUXEMBOURG	1	UNICREDIT INTERNATIONAL BANK (LUXEMBOURG) SA	99.93	100.00
UNICREDIT POIJIST'OVACI MAKLERSKA SPOL. S R.O.	PRAGUE	1	UNICREDIT LEASING CZ, A.S.	100.00	
UNICREDIT PRIVATE BANKING SPA	TURIN	1	UNICREDIT SPA	100.00	

Part A) Accounting policies (Continued)

Investments in Subsidiaries and Interests in Joint Ventures (recognised using proportionate consolidation) continued

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS [2]
UNICREDIT PROCESSES & ADMINISTRATION SOCIETA PER AZIONI	COLOGNO MONZESE	1	UNICREDIT SPA	100.00	
UNICREDIT REAL ESTATE SPA	GENOA	1	UNICREDIT SPA	100.00	
UNICREDIT RENT D.O.O. BEOGRAD	BELGRADE	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
UNICREDIT SECURITIES SA	BUCHAREST	1	UNICREDIT TIRIAC BANK S.A.	100.00	
UNICREDIT TIRIAC BANK S.A.	BUCHAREST	1	ARNO GRUNDSTUCKSVERWALTUNGS GESELLSCHAFT M.B.H.	0.01	
			BANK AUSTRIA CREDITANSTALT AG	55.21	
			BANK AUSTRIA CREDITANSTALT LEASING GMBH	0.01	
			BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	0.01	
			UNICREDIT LEASING ROMANIA IFN S.A.	..	
			UNICREDIT SECURITIES SA	..	
UNICREDIT XELION BANCA SPA	MILAN	1	UNICREDIT PRIVATE BANKING SPA	100.00	
UNICREDIT ZAGREBACKA BANKA DD	MOSTAR	1	UNICREDIT SPA	4.69	4.94
			ZAGREBACKA BANKA DD	93.98	94.52
UNICREDIT-LEASING HOMONNA INGATLNHASZNOSITO KFT	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
UNICREDIT-LEASING NEPTUNUS KFT	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	96.67	
UNICREDIT-LEASING SATURNUS KFT	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
UNICREDITO GESTIONE CREDITI SPA BANCA PER LA GESTIONE DEI CREDITI	VERONA	1	UNICREDIT SPA	97.81	
UNICREDITO ITALIANO CAPITAL TRUST I	NEWARK	1	UNICREDITO - GRAN BRETAGNA	100.00	
UNICREDITO ITALIANO CAPITAL TRUST II	NEWARK	1	UNICREDITO - GRAN BRETAGNA	100.00	
UNICREDITO ITALIANO CAPITAL TRUST III	NEWARK	1	UNICREDITO ITALIANO FUNDING LLC III	100.00	
UNICREDITO ITALIANO CAPITAL TRUST IV	NEWARK	1	UNICREDITO ITALIANO FUNDING LLC IV	100.00	
UNICREDITO ITALIANO FUNDING LLC I	DOVER	1	UNICREDITO - GRAN BRETAGNA	100.00	
UNICREDITO ITALIANO FUNDING LLC II	DOVER	1	UNICREDITO - GRAN BRETAGNA	100.00	
UNICREDITO ITALIANO FUNDING LLC III	DELAWARE	1	UNICREDIT SPA	100.00	
UNICREDITO ITALIANO FUNDING LLC IV	DELAWARE	1	UNICREDIT SPA	100.00	
UNIMANAGEMENT SRL	TURIN	1	UNICREDIT SPA	100.00	
UNIVERSALE BUCHHOLZ GBR	BERLIN	1	DRITTE UNIPRO IMMOBILIEN-PROJEKTIERUNGSGES.M.B.H.	-	33.33
			UNIVERSALE INTERNATIONAL PROJEKTMANAGEMENT GMBH	-	66.17
UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	WIEN	1	UNIVERSALE INTERNATIONAL REALITATEN GMBH	100.00	
UNIVERSALE INTERNATIONAL POLAND SP.ZO.O.	WARSAW	1	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	99.57	
			UNIVERSALE INTERNATIONAL REALITATEN GMBH	0.43	
UNIVERSALE INTERNATIONAL PROJEKTMANAGEMENT GMBH	BERLIN	1	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	100.00	
UNIVERSALE INTERNATIONAL PROJEKTSZERVEZESI KFT.	BUDAPEST	1	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	99.69	
			UNIVERSALE INTERNATIONAL REALITATEN GMBH	0.31	

Investments in Subsidiaries and Interests in Joint Ventures (recognised using proportionate consolidation) continued

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS [2]
UNIVERSALE INTERNATIONAL REALITATEN GMBH	WIEN	1	BANK AUSTRIA CREDITANSTALT AG	100.00	
UNIVERSALE INTERNATIONAL SPOL S.R.O., PRAG	PRAGUE	1	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	100.00	
VANDERBILT CAPITAL ADVISORS LLC	NEW YORK	1	PIONEER INSTITUTIONAL ASSET MANAGEMENT INC	100.00	
VAPE COMMUNA LEASINGGESELLSCHAFT M.B.H.	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	25.00	
			BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	74.80	75.00
VEREINSBANK VICTORIA BAUSPAR AKTIENGESELLSCHAFT	MUNICH	1	BAYERISCHE HYPO- UND VEREINSBANK AG	70.00	
WAVE SOLUTIONS INFORMATION TECHNOLOGY GMBH	WIEN	1	BANK AUSTRIA CREDITANSTALT AG	100.00	
WEALTH MANAGEMENT CAPITAL HOLDING GMBH	MUNICH	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	
WOM GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.80	100.00
XAA AGENZIA ASSICURATIVA SPA	MILAN	1	UNICREDIT XELION BANCA SPA	100.00	
XELION DORADCY FINANSOWI SP. ZOO	WARSAW	1	BANK PEKAO SA	50.00	
			UNICREDIT SPA	50.00	
Z LEASING ALFA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.80	100.00
Z LEASING ARKTUR IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.80	100.00
Z LEASING AURIGA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	MID GARAGEN GMBH	99.80	100.00
Z LEASING CORVUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	99.80	
Z LEASING DORADO IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	CALG GRUNDSTUCKVERWALTUNG GMBH	99.80	
Z LEASING DRACO IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	99.80	100.00
Z LEASING GAMA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.80	100.00
Z LEASING GEMINI IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	MID GARAGEN GMBH	99.80	100.00
Z LEASING HEBE IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	GEBAUDELEASING GRUNDSTUCKSVERWALTUNGSGESELLSCHAFT M.B.H.	99.80	100.00
Z LEASING HERCULES IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	MID GARAGEN GMBH	99.80	100.00
Z LEASING IPSILON IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	MID GARAGEN GMBH	99.80	100.00
Z LEASING ITA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	99.80	100.00
Z LEASING JANUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	99.80	100.00
Z LEASING KALLISTO IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.80	100.00
Z LEASING KAPA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	99.80	100.00

Part A) Accounting policies (Continued)

Investments in Subsidiaries and Interests in Joint Ventures (recognised using proportionate consolidation) continued

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS [2]
Z LEASING KSI IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	99.80	100.00
Z LEASING LYRA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	99.80	100.00
Z LEASING NEREIDE IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.80	100.00
Z LEASING OMEGA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.80	100.00
Z LEASING PERSEUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	MID GARAGEN GMBH	99.80	100.00
Z LEASING POLLUX IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.80	
Z LEASING RIGEL IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	BANK AUSTRIA CREDITANSTALT AG	99.80	100.00
Z LEASING SCORPIUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.80	100.00
Z LEASING SIRIUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.80	
Z LEASING TAURUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	99.80	100.00
Z LEASING VENUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.80	100.00
Z LEASING VOLANS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.80	100.00
ZABA TURIZAM DOO	ZAGREB	1	ZAGREBACKA BANKA DD	100.00	
ZAGRA LEASING D.O.O. ZA FINANCIRANJE	ZAGREB	1	UNICREDIT GLOBAL LEASING SPA	100.00	
ZAGREB NEKRETNINE DOO	ZAGREB	1	ZAGREBACKA BANKA DD	100.00	
ZAGREBACKA BANKA DD	ZAGREB	1	BANK AUSTRIA CREDITANSTALT AG	84.21	84.44
ZANE BH DOO	SARAJEVO	1	ZAGREB NEKRETNINE DOO	100.00	
ZAO IMB-LEASING	MOSCOW	1	ZAO UNICREDIT BANK	100.00	
ZAO LOCAT LEASING RUSSIA	MOSCOW	1	LOCAT SPA	62.00	
ZAO UNICREDIT ATON	MOSCOW	1	AI BETEILIGUNG GMBH	99.50	
			UNICREDIT ATON INTERNATIONAL LIMITED	0.50	
ZAO UNICREDIT BANK	MOSCOW	1	BANK AUSTRIA CREDITANSTALT AG	100.00	
ZB INVEST DOO	ZAGREB	1	ZAGREBACKA BANKA DD	100.00	
ZWEITE UNIPRO IMMOBILIEN-PROJEKTIERUNGSGESELLSCHAFT M.B.H.	BERLIN	1	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	100.00	
A.2 Consolidate Proporzionalmente					
KOC FINANSAL HIZMETLER AS	ISTANBUL	7	BANK AUSTRIA CREDITANSTALT AG	50.00	
ORBIT ASSET MANAGEMENT LIMITED	HAMILTON	7	PIONEER ALTERNATIVE INVESTMENT MANAGEMENT (BERMUDA) LIMITED	50.00	
STICHTING CUSTODY SERVICES KBN	AMSTERDAM	7	YAPI KREDI BANK NEDERLAND NV	47.02	
TLX SPA	MILAN	7	UNICREDIT BANCA MOBILIARE SPA	50.00	
YAPI KREDI AZERBAIJAN	BAKU	7	YAPI KREDI FINANSAL KIRALAMA AO	0.04	
		7	YAPI KREDI YATIRIM MENKUL DEGERLER AS	0.05	
			YAPI VE KREDI BANKASI AS	40.81	

Investments in Subsidiaries and Interests in Joint Ventures (recognised using proportionate consolidation) continued

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS [2]
YAPI KREDI BANK DEUTSCHLAND AG	FRANKFURT	7	YAPI KREDI HOLDING BV	14.14	
			YAPI VE KREDI BANKASI AS	26.75	
YAPI KREDI BANK NEDERLAND NV	AMSTERDAM	7	KOC FINANSAL HIZMETLER AS	33.62	
			YAPI KREDI HOLDING BV	13.40	
YAPI KREDI EMEKLILIK AS	ISTANBUL	7	YAPI KREDI FAKTORING AS	0.01	
			YAPI KREDI SIGORTA AS	38.77	
			YAPI KREDI YATIRIM MENKUL DEGERLER AS	0.02	
			YAPI VE KREDI BANKASI AS	..	
YAPI KREDI FAKTORING AS	ISTANBUL	7	YAPI KREDI FINANSAL KIRALAMA AO	0.01	
			YAPI VE KREDI BANKASI AS	40.87	
YAPI KREDI FINANSAL KIRALAMA AO	ISTANBUL	7	YAPI KREDI FAKTORING AS	..	
			YAPI VE KREDI BANKASI AS	40.42	
YAPI KREDI HOLDING BV	AMSTERDAM	7	YAPI VE KREDI BANKASI AS	40.89	
YAPI KREDI MOSCOW	MOSCOW	7	YAPI KREDI FINANSAL KIRALAMA AO	0.06	
			YAPI VE KREDI BANKASI AS	40.83	
YAPI KREDI PORTFOY YONETIMI AS	BARBAROS BULVARI	7	YAPI KREDI YATIRIM MENKUL DEGERLER AS	38.51	
			YAPI VE KREDI BANKASI AS	5.17	
YAPI KREDI SIGORTA AS	ISTANBUL	7	YAPI KREDI FAKTORING AS	3.25	
			YAPI KREDI YATIRIM MENKUL DEGERLER AS	5.29	
			YAPI VE KREDI BANKASI AS	30.26	
YAPI KREDI YATIRIM MENKUL DEGERLER AS	ISTANBUL	7	KOC FINANSAL HIZMETLER AS	17.64	
			YAPI KREDI FINANSAL KIRALAMA AO	..	
			YAPI VE KREDI BANKASI AS	26.46	
YAPI KREDI YATIRIM ORTAKLIGI AS	ISTANBUL	7	YAPI KREDI YATIRIM MENKUL DEGERLER AS	19.83	
			YAPI VE KREDI BANKASI AS	4.54	
YAPI VE KREDI BANKASI AS	ISTANBUL	7	KOC FINANSAL HIZMETLER AS	40.89	

1. Type of relationship:
   1= majority of voting rights at ordinary shareholders' meeting;
   2= dominant influence at ordinary shareholders' meeting;
   3= agreements with other shareholders;
   4= other types of control;
   5= centralised management pursuant to paragraph 1 of art. 26 of "legislative decree 87/92";
   6= centralised management pursuant to paragraph 2 of art. 26 of "legislative decree 87/92";
   7= joint control.

2. Voting rights available in general meeting. Voting rights are disclosed only if different from the percentage of ownership.

3. Compliant with SIC 12 the company is fully consolidated.

Part A) Accounting policies (Continued)

Section 4 - Subsequent Events

No material events have occurred after the balance sheet date that would make it necessary to change the information given in the Consolidated Accounts.

Section 5 - Other Matters

Starting with financial year 2007, IFRS compliance requires application of IFRS 7 - Financial Instruments: Additional Information. This standard has been transposed into European regulations as Regulation 108 dated January 11, 2006, and governs the procedures for presenting financial instruments and the additional information required, but the standard does not cover recognition, measurement or derecognition of any balance-sheet item and therefore has no effect on the Group's income statement or balance sheet.

These accounts provide the information required by the standard in compliance with Banca d'Italia Circular 262.

Since January 1, 2007 the following interpretations have become effective:

- IFRIC 6: Liabilities arising from Participating in a Specific Market - Waste Electrical and Electronic Equipment
- IFRIC 7: Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies
- IFRIC 8: Scope of IFRS 2 Equity-based Payments
- IFRIC 9: Reassessment of Embedded Derivatives
- IFRIC 10: Interrim Financial Reporting and Impairment

The application of these interpretations had not material effect on these Accounts.

At December 31, 2007, the international organisations had also issued the following standards and interpretations which however have not yet come into effect:

- IFRS 8: Operating Segments
- IFRIC 11: IFRS 2 - Group and Treasury Share Transactions.

With regard to IFRS 8, it is noted that the standard will have no impact on the income statement or balance sheet of the Group. We are assessing what additions if any need to made to current Segment Reporting (Part D of these Notes) to implement the new standard.

Our accounting principles are already compliant with IFRIC 11.

As at December 31, 2007 the IASB had also issued the following standards or revisions, of which application by the Group is subject to their being transposed by the EU.

- IAS 1: Presentation of Financial Statements
- IAS 23: Borrowing Costs
- IFRIC 12: Service Concession arrangements
- IFRIC 13: Customer Loyalty Programs
- IFRIC 14: IAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

The required changes are under examination. We do not in any case believe that these standards will have any significant impact on our income statement or balance sheet.

IFRS require that management provide valuations, estimates and projections with a bearing on the application of accounting principles and the carrying amount of assets, liabilities, expenses and revenue. Estimates and related projections based on experience and other factors judged to be reasonably included were used to estimate the carrying value of assets and liabilities not readily obtainable from other sources. These estimates and projections are regularly reviewed. Any changes arising out of this reappraisal are recognised in the period in which it is carried out, provided that it concerns that period. If the reappraisal concerns both current and future periods it is recognised in both current and future periods as appropriate.

The consolidated accounts are audited by KPMG S.p.A. pursuant to LD 58/98 and the resolution passed by the Shareholders' Meeting on 10 May 2007, as are the accounts of UniCredit SpA, the Parent Company.

The UniCredit Group published its consolidated half-year report at 30 June 2007 and its consolidated quarterly reports at 31 March, 30 June and 30 September 2007 within the legal time limits and as prescribed by CONSOB.

The Board of Directors approved these Accounts on March 12, 2008 and authorized the publication of the essential figures.
The whole document is lodged with the competent offices and entities as required by law.

A2) The Main Items of the Accounts

1 - Held-for-Trading Financial Assets (HfT)

A financial asset is classified as held for trading if it is:
- acquired or incurred principally for the purpose of selling or repurchasing it in the near term;
- part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking;
- a derivative (except for a derivative that is a designated hedging instrument - see Section 6).

When an HfT financial asset is recognised initially, it is measured at its fair value excluding transaction costs and income which shall be directly recognised in profit and loss even when directly attributable to the acquisition or issue of the financial asset.

After initial recognition, an entity shall measure these financial assets at their fair value through profit or loss.

A gain or loss arising from sale or redemption or a change in the fair value of a HfT financial asset is recognised in profit or loss in item 80 "Gains (losses) on financial assets and liabilities held for trading", with the exception of financial derivatives relating to a fair value option of which gains and losses, whether realised or measured, are booked in item 110. "Gains (losses) on financial assets/liabilities at fair value through profit and loss" (please see Ch. 5). If the fair value of a financial asset falls below zero, it is recognised in item 40 "Financial liabilities held for trading".

A derivative is a financial instrument or other contract with all three of the following characteristics:
- its value changes in response to the change in a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit index, or other variable (usually called the "underlying");
- it requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors;
- it is settled at a future date.

An embedded derivative is a component of a hybrid (combined) instrument that also includes a non-derivative host contract, with the effect that some of the cash flows of the combined instrument vary in a way similar to a stand-alone derivative. A derivative that is attached to a financial instrument but is contractually transferable independently of that instrument, or has a different counterparty from that instrument, is not an embedded derivative, but a separate financial instrument.

An embedded derivative is separated from the host contract and recognised as a derivative if:
- the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract;
- a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative;
- the hybrid (combined) instrument is not measured at fair value through profit or loss.

If it is necessary to separate an embedded derivative from its host contract, but it is not possible to measure the embedded derivative separately either at acquisition or at a subsequent financial reporting date, the entire combined contract is treated as an HfT financial asset or financial liability.

When an embedded derivative is separated, the host contract is recognised according to its category.

2 - Available-for-sale Financial Assets (AfS)

Available-for-sale financial assets are those non-derivative financial assets that are designated as available for sale or are not classified as loans and receivables, held-to-maturity investments, financial assets held for trading or financial assets at fair value through profit or loss. These assets are held for an indefinite period of time and for the purpose of ensuring liquidity and responding to changes in interest rates, exchange rates and prices.

AfS financial assets are money market instruments, other debt instruments or equity instruments.

On initial recognition, an AfS financial asset is measured at fair value plus transaction costs and income directly attributable to the instrument, less fees and commissions.

Part A) Accounting policies (CONTINUED)

Interest on interest-bearing instruments is recognised at amortised cost using the effective interest rate method.

In subsequent periods available-for-sale financial assets are measured at fair value, the amount of amortised cost being recognised through profit or loss. Gains or losses arising out of changes in fair value are recognised in equity item 140 "Revaluation reserves" - except losses due to impairment and exchange rate gains or losses on monetary items (debt instruments) which are recognised in item 80 "Gains (losses) on financial assets and liabilities held for trading" - until the financial asset is sold, at which time cumulative gains and losses are recognised in profit or loss in item 100(b) "Gains (losses) on disposal or repurchase of AfS financial assets".

Equity instruments (shares) not listed in an active market and whose fair value cannot be reliably determined are valued at cost.
If there is objective evidence of an impairment loss on an available-for-sale financial asset, the cumulative loss that had been recognised directly in equity item 140 "Revaluation reserves", is removed from equity and recognised in profit or loss under item 130(b) "Impairment losses (b) Available for sale financial assets". The amount that is removed is the difference between carrying amount (acquisition cost less any impairment loss already recognised in profit or loss) and current fair value.

Where instruments are valued at cost, the amount of the loss is determined as the difference between their carrying value and the present value of estimated future cash flows, discounted at the current market yield on similar financial assets.

If, in a subsequent period, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in profit or loss, the impairment loss is reversed and the amount of the reversal is recognised in the same profit or loss item. The reversal cannot result in a carrying amount of the financial asset that exceeds what the amortised cost would have been had the impairment not been recognised.

Impairment losses recognised in profit or loss for an investment in an equity instrument classified as available for sale are not reversed through profit or loss, but recognised at equity, even when the reasons for impairment no longer obtain.

3 - Held to Maturity Investments (HtM)

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity for which there is the positive intention and ability to hold to maturity.
If, during the financial year, more than an insignificant amount of held-to-maturity investments are sold or reclassified before maturity, the remaining HtM financial assets are reclassified as available-for-sale and no financial assets are classified as HtM investments for the two following financial years, unless the sales or reclassifications:
- are so close to maturity or the financial asset's call date that changes in the market rate of interest would not have a significant effect on the financial asset's fair value;
- occur after substantially all of the financial asset's original principal has been collected through scheduled payments or prepayments;
- are attributable to an isolated event that is beyond the reporting entity's control, is non-recurring and could not have been reasonably anticipated.

After initial recognition at its fair value, which will usually be the price paid including transaction costs and income directly attributable to the acquisition or provision of the financial asset (even if not yet settled), a held-to-maturity financial asset is measured at amortised cost using the effective interest method. A gain or loss is recognised in profit or loss in item 100(c) "Gains (losses) on disposal of HtM financial assets" when the financial asset is derecognised.

If there is objective evidence that a held-to-maturity investment is impaired, the impairment loss is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted using the original effective interest rate of the financial asset. The carrying amount of the asset is reduced accordingly and the loss is recognised in profit or loss under item 130(c) "Impairment losses (c) held-to-maturity investments".

If, in a subsequent period, the amount of an impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment loss was recognised (such as an improvement in the debtor's credit rating), the previously recognised impairment loss is reversed. The reversal cannot result in a carrying amount of the financial asset in excess of what the amortised cost would have been had the impairment not been recognised.

The amount of the reversal is recognised in the same profit or loss item.

4 - Loans and Receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are recognised on the date of contract signing, which normally coincides with the date of disbursement to the borrower.

These items include debt instruments with the same characteristics.

After initial recognition at fair value, which usually is the price paid including transaction costs and income which are directly attributable to the acquisition or issuance of the financial asset (even if not paid), a loan or receivable is measured at amortised cost using the effective interest method, allowances or reversals of allowances being made where necessary on remeasuring.

A gain or loss on loans and receivables that are not part of a hedging relationship is recognised in profit or loss:
- when a loan or receivable is derecognised: in item 100 (a) "Gains (losses) on disposal";

or:
- when a loan or receivable is impaired: in item 130 (a) "Impairment losses (a) loans and receivables".

Interest on loans and receivables is recognised in profit or loss on an accruals basis under item 10 "Interest income and similar revenue".

Delay interest is taken to the income statement on collection or receipt.

A loan or receivable is deemed impaired when it is considered that it will probably not be possible to recover all the amounts due according to the contractual terms, or equivalent value.

Allowances for impairment of loans and receivables are based on the present value of expected cash flows of principal and interest less recovery costs and any prepayments received; in determining the present value of future cash flows, the basic requirement is the identification of estimated collections, the timing of payments and the rate used.

The amount of the loss on impaired exposure classified as non-performing, doubtful or restructured according to the categories specified below, is the difference between the carrying value and the present value of estimated cash flows discounted at the original interest rate of the financial asset. If the original interest rate on a financial asset discounted for the first time in the year of changeover to IFRS, was not available, or obtaining it would have been too costly, the average interest rate on unimpaired positions in the year in which the original impairment of the asset was recognised, is used. This rate is maintained in all later years.

Recovery times are estimated on the basis of any repayment schedules agreed with the borrower or included in a business plan or reasonably predicted, based on historical recovery experience observed for similar classes of loans, taking into account the type of loan, the geographical location, the type of security and any other factors considered relevant.

Loans and receivables are reviewed to identify those that, following events occurring after initial recognition, display objective evidence of possible impairment. These problem loans are reviewed and analysed periodically at least once a year. Any subsequent change vis-à-vis initial expectations of the amount or timing of expected cash flows of principal and interest causes a change in allowances for impairment and is recognised in profit or loss in item 130(a) "Impairment losses (a) loans and receivables".

If the quality of the loan or receivable has improved and there is reasonable certainty that principal and interest will be recovered in a timely manner according to contractual terms, a reversal is made in the same profit or loss item, within the amount of the amortised cost that there would have been if there had been no impairments.

Derecognition of a loan or receivable in its entirety is made when the loan or receivable is deemed to be irrecoverable or is written off. Write-offs are recognised directly in profit or loss under item 130(a) "Impairment losses (a) loans and receivables" and reduce the amount of the principal of the loan or receivable. Reversals of all or part of previous impairment losses are recognised in the same item.

Impaired loans and receivables are divided into the following categories:
- **Non-performing loans** - formally impaired loans, being exposure to insolvent borrowers, even if the insolvency has not been recognised in a court of law, or borrowers in a similar situation: measurement is on a loan-by-loan or portfolio basis;
- **Doubtful loans** - exposure to borrowers experiencing temporary difficulties, which the Group believes may be overcome within a reasonable period of time: measurement is generally on a loan-by-loan basis or, for loans singularly not significant, on a portfolio basis for homogeneous categories of loans;

Part A) Accounting policies (Continued)

- **Restructured loans** - exposure to borrowers with whom a rescheduling agreement has been entered into including renegotiated pricing at interest rates below market, the conversion of part of a loan into shares and/or reduction of principal: measurement is on a loan-by-loan basis, including the present value of losses due to loan rates being lower than funding cost.
- **Past-due loans** - total exposure to any borrower not included in the other categories, who at the balance-sheet date has expired facilities or unauthorised overdrafts that are more than 180 days past due. Total exposure is recognised in this category if, at the balance-sheet date,
  either:
  - the expired or unauthorised borrowing;
  or:
  - the average daily amount of expired or unauthorised borrowings during the last preceding quarter are equal to or exceed 5% of total exposure.

Measurement is on a portfolio basis using historical and statistical information.

Collective assessment is used for groups of loans for which individually there are no indicators of impairment, but to which latent impairment can be attributed, inter alia on the basis of the risk factors in use under Basel II.

Each loan with similar characteristics in terms of credit risk - in relation to loan type, the borrower's sector of economic activity, geographical location, type of security or other relevant factors - is assessed in terms of its PD (Probability of Default) and LGD (Loss Given Default); these are uniform for each class of loan.

The procedure adopted supplements Basel 2 directives with IFRS, which do not include future losses on loans and receivables which have not been sustained, but do take into account losses already sustained but not manifest at the time of measurement, on the basis of past experience of losses on assets having a similar credit risk to the assets being measured.

If these indicators are not available, estimated value and standard loss percentages, based on internal historical series and sectoral studies, shall be used.

Allowances for impairment reduce the loan or receivable's carrying amount. The risk inherent in off-balance-sheet items, such as loan commitments, is recognised in profit or loss under item 130(d) "Impairment losses (d) other financial assets" offsetting the liability item 120(b) "Provisions: other provisions" (except for losses due to impairment of guarantees and comparable credit derivatives under IAS 39, offsetting item 100 "Other liabilities"). Allowances for unsecured loans to residents of countries experiencing debt service difficulties are generally determined, country by country, with the aim of attributing latent impairment on the basis of shared parameters.

Loans and receivables also include, as "Assets sold but not derecognised", loans securitised after 1 January 2002 which cannot be derecognised under IAS 39 (see Section 18 - Other Information - Derecognition).

Corresponding amounts received for securitised loans net of the amount of any retained risk (issued securities retained in the portfolio) are recognised in liability items 10 "Deposits from banks" and 20 "Deposits from customers" as "Liabilities in respect of assets sold but not derecognised".

Both assets and liabilities are measured at amortised cost and interest received is recognised through profit or loss.

Impairment losses on retained risk securities (arising out of securitisation transactions carried out by the entity) are recognised in item 130(a) "Impairment losses (a) loans and receivables".

5 - Financial Instruments at Fair Value through Profit and Loss (FlaFV)

Any financial asset may be designated as a financial instrument measured at fair value through profit and loss on initial recognition, except for the following:

- investments in equity instruments for which there is no price quoted in active markets and whose fair value cannot be reliably determined;
- derivatives.

FlaFV include non-HfT financial assets, but whose risk is:

- connected with debt positions measured at fair value (see also item 15 "Financial liabilities at fair value through profit and loss");
- and managed by the use of derivatives not treatable as hedges.

FlaFV are accounted for in a similar manner to HfT financial assets (see Section 1), however gains and losses, whether realised or not, are recognised in item 110 "Gains (losses) on financial assets and liabilities measured at fair value".

6 - Hedge Accounting

Derivative hedging instruments are of three types:

- Fair value hedge: a hedge of the exposure to changes in fair value of a recognised asset or liability, or an identifiable portion of such an asset or liability;
- Cash flow hedge: a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction which could affect profit or loss;
- Hedge of a net investment in a foreign operation.

A hedging relationship qualifies for hedge accounting if there is formal designation and documentation of the hedging relationship including the risk management objective, the strategy for undertaking the hedge, and how the hedging instrument's effectiveness will be assessed. It is necessary to assess the hedge's effectiveness, at inception and in subsequent periods. in offsetting the exposure to changes in the hedged item's fair value or cash flows attributable to the hedged risk. A hedge is regarded as highly effective if, at the inception of the hedge and in subsequent periods, it is determined prospectively to remain highly effective, i.e. that the hedge ratio is within a range of 80-125 per cent.

The hedge is assessed on an ongoing basis and thus must prospectively remain highly effective throughout the financial reporting periods for which the hedge was designated.

The assessment of effectiveness is made at each balance-sheet date or other reporting date.

If the assessment does not confirm the effectiveness of the hedge, from that time on hedge accounting is discontinued in respect of the hedge and the hedging derivative is reclassified as a held-for-trading instrument.

Hedge accounting is discontinued prospectively if the hedge is terminated or no longer highly effective; the hedging instrument expires or is sold, terminated or exercised; the hedged item is sold, expires or is repaid; or it is no longer highly probable that the forecast transaction will occur.

Hedging instruments are so designated when identifiable with an ultimate counterparty outside the Group.

Hedging derivatives are measured at fair value. Specifically:

- **Fair Value Hedging** - an effective fair value hedge is accounted for as follows: the gain or loss from remeasuring the hedging instrument at fair value is recognised through profit or loss in item 90 "Fair value adjustments in hedge accounting"; the gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is recognised through profit or loss in the same item. If the hedging relationship is terminated for reasons other than the sale of the hedged item, the difference between the carrying amount of the hedged item on termination of the hedging and the carrying amount it would have had if the hedge had never existed, is recognised through profit or loss in interest receivable or payable over the residual life of the original hedge, in the case of interest-bearing instruments; if the financial instrument does not bear interest, the difference is recognised in profit or loss under item 90 "Fair value adjustments in hedge accounting". If the hedged item is sold or repaid, the unamortised portion of fair value is at once recognised through profit or loss in the item 100. "Gains (losses) on disposal or repurchase";
- **Cash Flow Hedging** - the portion of the gain or loss on a cash flow hedging instrument that is determined to be an effective hedge is recognised initially in equity item 140 "Revaluation reserves". The ineffective portion of the gain or loss is recognised through profit or loss in item 90 "Fair value adjustments in hedge accounting". If a cash flow hedge is determined to be no longer effective or the hedging relationship is terminated, the cumulative gain or loss on the hedging instrument that remains recognised in "Revaluation reserves" from the period when the hedge was effective remains separately recognised in "Revaluation reserves" until the forecast transaction occurs or is determined to be no longer possible; in the latter case gains or losses are transferred through profit or loss to 80 "Gains and losses on financial assets/liabilities held for trading";
- **Hedging a Net Investment in a Foreign Operation** - hedges of a net investment in a foreign operation are accounted for similarly to cash flow hedges:
  - the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in item 140 "Revaluation reserves" through the statement of changes in equity;
  - the ineffective portion is however recognised through profit or loss in item 90 "Fair value adjustments in hedge accounting".

Part A) Accounting policies (Continued)

The gain or loss on the hedging instrument relating to the effective portion of the hedge that has been recognised directly in equity is recognised through profit or loss on disposal of the foreign operation;

- **Macro-hedged Financial Assets (Liabilities)** - IAS 39 allows a fair-value item hedged against interest rate fluctuations to be not only a single asset or liability. but also a monetary position made up of a number of financial assets or liabilities (or parts of them); accordingly, a group of derivatives can be used to offset fair-value fluctuations in hedged items due to changes in market rates. Macrohedging may not be used for net positions resulting from the offsetting of assets and liabilities.

As for fair value hedges, macrohedging is considered highly effective if, at the inception of the hedge and in subsequent periods, changes in the fair value attributable to the hedged position are offset by changes in fair value of the hedging instrument and if the hedge ratio is within the range of 80-125 per cent.

Net changes - gains or losses - in the fair value of macrohedged assets and liabilities are recognised in asset item 90 and liability item 70 respectively and offset the profit and loss item 90 "Fair value adjustments in hedge accounting".

The ineffectiveness of the hedging arises to the extent that the change in the fair value of the hedging item differs from the change in the fair value of the hedged monetary position. The extent of hedge ineffectiveness is in any case recognised in profit and loss item 90 "Fair value adjustments in hedge accounting".

If the hedging relationship is terminated, for reasons other than the sale of the hedged items, the remeasurement of these items is recognised through profit or loss in interest payable or receivable, for the residual life of the hedged financial assets or liabilities.

If the latter are sold or repaid, unamortised fair value is at once recognised through profit and loss in item 100 "Gains (losses) on disposal or repurchase".

7 - Equity Investments

The principles governing the recognition and measurement of equity investments under IAS 27 Consolidated and Separate Financial Statements, IAS 28 Investments in Associates, and IAS 31 Interests in Joint Ventures, are given in detail in Part A.1, Section 3 - Consolidation Procedures and Scope.

Remaining interests other than subsidiaries, associates and joint ventures, and interests recognised in items 150 "Non-current assets and disposal groups held for sale" and 90 "Liabilities included in disposal groups classified as held for sale" (see Section 10) - are classified as AfS financial assets or financial assets at fair value through profit and loss and treated accordingly (see Sections 2 and 5).

8 - Property, Plant and Equipment (Tangible Assets)

The item includes:
- land
- buildings
- furniture and fixtures
- plant and machinery
- other machinery and equipment
- leasehold improvements

and is divided between:
- assets used in the business
- assets held as investments.

Assets used in the business are held for use in the production or supply of goods or services or for administrative purposes and are expected to be used during more than one period. This category also (conventionally) includes assets to be let or under construction and to be let under a finance lease.

The item includes assets used by the Group as lessee under a finance lease, or let/hired out by the Group as lessor under an operating lease.

Leasehold improvements (included in the above items) are leasehold improvements and costs relating to property, plant and equipment which can be separately identified, usually borne in order to make leased premises fit for the expected use.

Improvements and additional expenses relating to property, plant and equipment which cannot be separately identified, are recognised in item 160 "Other assets".

Assets held for investment purposes are properties covered by IAS 40, i.e. properties held (owned or under a finance lease) in order to derive rentals and/or a capital gain.

Property, plant and equipment are initially recognised at cost including all costs directly attributable to bringing the asset into use (transaction costs, professional fees, direct transport costs incurred in bringing the asset to the desired location. installation costs and dismantling costs).

Subsequent costs are added to the carrying amount or recognised as a separate asset only when it is probable that there will be future economic benefits in excess of those initially foreseen and the cost can be reliably measured.

All other expenses borne at a later time (e.g. normal maintenance costs) are recognised in the year they are incurred in profit and loss items:

180(b) "General and administrative expenses", if they refer to assets used in the business;

or:

220 "Other net operating income", if they refer to property held for investment.

After being recognised as an asset, an item of property, plant and equipment is carried at cost less any accumulated depreciation and any cumulative impairment losses.

Exceptions are made for property investments underlying liabilities whose yield is linked to their fair value. For these latter assets the fair value model as per IAS 40 paragrafo 32A is used.

An item with a finite useful life is subject to straight-line depreciation.

Residual useful life is usually assessed as follows:

Buildings	max. 50 years;
Movables	max. 25 years;
Electronic equipment	max. 15 years;
Other	max. 10 years;
Leasehold Improvements	max. 25 years.

An item with an indefinite useful life is not depreciated, nor is an asset the residual value of which is equal to or greater than its carrying amount.

Land and buildings are recognised separately, even if acquired together. Land is not depreciated since it usually has an indefinite useful life. Buildings, conversely, have a finite useful life and are therefore subject to depreciation.

The useful life of an asset is reviewed at each accounting period-end at least and, if expectations differ from previous estimates, the depreciation amount for the current and subsequent financial years is adjusted accordingly.

If there is objective evidence that an asset has been impaired. the carrying amount of the asset is compared with its recoverable value, equal to the greater of its fair value less selling cost and its value in use, i.e., the present value of future cash flow expected to originate from the asset. Any value adjustment is recognised in profit and loss item 200 "Impairment/ write-backs on property, plant and equipment".

If the value of a previously impaired asset is restored, its increased carrying amount cannot exceed the net carrying amount it would have had if there had been no losses recognised on the prior-year impairment.

An item of property, plant and equipment is derecognised on disposal or when no future economic benefits are expected from its use or sale in the future and any difference between sale proceeds and carrying value is recognised in profit and loss item 270 "Gains (losses) on disposal of investments".

Part A) Accounting policies (CONTINUED)

9 - Intangible Assets

An intangible asset is an identifiable non-monetary asset without physical substance, controlled by the Group and from which future economic benefits are probable.

Intangible assets are principally goodwill, software, brands and patents.

This items also includes intangible assets used by the Group as lessee under finance leases or as lessor under operating leases (rental/hire).

Intangible assets other than goodwill are recognised at purchase cost, i.e. including any cost incurred to bring the asset into use, less accumulated amortisation and impairment losses.

An intangible asset with a finite life is subject to straight-line amortisation over its estimated useful life.

Residual useful life is usually assessed as follows:

Software	max. 10 years;
Other intangible assets	max. 20 years.

Intangible assets with an indefinite life are not amortized.

If there is objective evidence that an asset has been impaired, the carrying amount of the asset is compared with its recoverable value, equal to the greater of its fair value less selling cost and its value in use, i.e. the present value of future cash flows expected to originate from the asset. Any impairment loss is recognised in profit and loss item 210 "Impairment/ write-backs on intangible assets".

For an intangible asset with indefinite life even if there are no indications of impairment, the carrying amount is compared annually with its recoverable value. If the carrying amount is greater than the recoverable value, the difference is recognised in profit and loss item 210 "Impairment/write-backs on intangible assets".

If the value of a previously impaired intangible asset, other than goodwill is restored, its increased carrying amount cannot exceed the net carrying amount it would have had if there were no losses recognised on the prior-year impairment.

An intangible asset is derecognised on disposal or when no future economic benefits are expected from its use or sale in the future and any difference between sale proceeds and carrying value is recognised in the profit and loss item 270 "Gains (losses) on disposal of investments".

Goodwill

Goodwill is the excess of the cost of a business combination over the net fair value of the identifiable assets and other items acquired at the acquisition date.

Goodwill arising on the acquisition of a subsidiary or a proportionately consolidated joint-venture is recognised as an intangible asset. Goodwill arising from the acquisition of non-controlling interests is recognised through investments in associates.

Goodwill is recognised at cost less any cumulative impairment losses and is not amortised.

Even if there are no indications of impairment, goodwill undergoes an annual impairment test, as for intangible assets with an indefinite useful life.

Impairment losses on goodwill are recognised in profit and loss item 260 "Impairment losses on goodwill". In respect of goodwill, no write-backs are allowed.

10 - Non-Current Assets Held for Sale

Non-current assets and the group of associated liabilities (i.e. a group of units generating financial cash flow) whose sale is highly probable, are recognised in item 150 "Non-current assets and disposal groups held for sale" and item 90 "Liabilities associated with held-for-sale assets" respectively at the lesser of the carrying amount and fair value net of disposal costs.

The balance of revenue and expense relating to discontinued assets and liabilities (dividends, interest, etc.) and of their measurement as determined above, net of current and deferred tax, is recognised in the item 310 "Gains (losses) on groups of assets held for sale net of tax".

11 - Current and Deferred Tax

Income tax, calculated in accordance with local tax regulations, is recognised as a cost in relation to the taxable profit for the same period.

A deferred tax asset (item 140 b) is recognised for all deductible temporary differences to the extent that it is probable that in the future taxable profit will be available against which the asset can be utilised, unless it arises from the initial recognition of an asset or a liability in a transaction which:
- is not a business combination; and
- at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss).

A deferred tax liability is recognised for all taxable temporary differences, unless the deferred tax liability arises from:
- the initial recognition of goodwill; or
- the initial recognition of an asset or liability in a transaction which:
  - is not a business combination; and
  - at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss).

Deferred tax assets and liabilities are recognised at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the time of recognition.

A deferred tax liability is recognised for all taxable temporary differences associated with investments in subsidiaries or associates, and interests in joint ventures, except to the extent that both of the following conditions are satisfied:
- the Parent, investor or venturer is able to control the timing of the reversal of the temporary difference; and
- it is probable that the temporary difference will not reverse in the foreseeable future.

A deferred tax asset is recognised for all deductible temporary differences arising from investments in subsidiaries and associates, and interests in joint ventures, to the extent that, and only to the extent that, it is probable that:
- the temporary difference will reverse in the foreseeable future; and
- taxable profit will be available against which the temporary difference can be utilised.

Deferred tax assets and liabilities are offset when owed to (or by) the same tax authority and the right to offset is recognised in law.

Current and deferred tax is recognised in profit and loss item 290 "Tax expense (income) related to profit or loss from continuing operations", except tax relating to AfS financial assets or to changes in the fair value of cash flow hedging instruments, the changes in value of which are recognised directly in the revaluation reserves net of tax.

12 - Provisions for Risks and Charges

Retirement Payments and Similar Obligations

Retirement provisions - i.e. provisions for employee benefits paid after leaving employment - are classified as defined contribution plans or defined-benefit plans according to the economic nature of the plan.

In detail:
- Defined-benefit plans provide a series of benefits depending on factors such as age, years of service and compensation needs. Under this type of plan actuarial and investment risks are borne by the company.
- Defined-contribution plans are plans under which the company makes fixed contributions. Benefits are the result of the amount of contributions paid and return on contributions invested. The employer has no risk under this type of plan. since it has no legal or implicit obligation to make further contributions, should the plan assets not be sufficient to provide benefit to all employees. Therefore, under this type of plan actuarial and investment risks are borne by the employee.

Defined-benefit plans are present-valued by an external actuary using the unit credit projection method.

This method distributes the cost of benefits uniformly over the employee's working life. Obligations are the present value of average future benefits pro rata to the ratio of years of service to seniority at the time of benefit payment.

The amount recognised as a liability in item 120(a) is the present value of the obligation at the Balance Sheet Date, plus or minus any

Part A) Accounting policies (Continued)

actuarial gains or losses not recognised in the Accounts under the "corridor" method, which permits non-recognition of these when they do not exceed 10% of the present value of the obligation, less any pension charges relating to benefits already provided but not recognised, less the fair value at the Balance Sheet Date of plan assets due to settle the obligations directly.

The discount rate used to present-value obligations (whether financed or not) relating to benefits to be provided after retirement varies according to the country where the liabilities are allocated and is determined on the basis of market yield at the Balance Sheet Date of prime issuers' bonds with an average life in keeping with that of the relevant liability.

Other Provisions

Provisions for risks and charges are recognised when:

- The entity has a present obligation (legal or constructive) as a result of a past event;
- It is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and
- a reliable estimate can be made of the amount of the obligation.

If these conditions are not met, no liability is recognised.

The amounts recognised as provisions are the best estimate of the expenditure required to settle the present obligation. The risks and uncertainties that inevitably surround the relevant events and circumstances are taken into account in reaching the best estimate of a provision.

Where the effect of the temporary value of money is material, the amount of a provision should be the present value of the expenditure expected to be required to settle the obligation. The discount rate used is a pre-tax rate that reflects current market assessments of the temporary value of money and the risks specific to the liability.

Provisions are reviewed periodically and adjusted to reflect the current best estimate. If it becomes clear that it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision is used only for expenditures for which the provision was originally recognised.

Allocations made in the year are recognised in profit and loss item 190 "Provisions for risks and charges" and include increases due to the passage of time; they are also net of any re-attributions. "Other provisions" also include obligations relating to benefits due to agents, specifically supplementary customer portfolio payments, merit payments, contractual payments and payments under non-competition agreements, which are measured as per defined benefit plans; accordingly these obligations are calculated using the unit credit projection method (see above under Retirement Payments and Similar Obligations).

13 - Liabilities, Securities in Issue and Subordinated Loans

Liabilities, securities in issue and subordinated loans are initially recognised at fair value, which is normally the consideration received less transaction costs directly attributable to the financial liability. Subsequently these instruments are measured at amortised cost using the effective interest method.

Hybrid debt instruments relating to equity instruments, foreign exchange, credit instruments or indexes, are treated as structured instruments. The embedded derivative is separated from the host contract and recognised as a derivative, provided that separation requirements are met, and recognised at fair value. Any subsequent changes in fair value are recognised in profit and loss item 80 "Gains (losses) on financial assets and liabilities held for trading".

The difference between the total amount received and the fair value of the embedded derivative is attributed to the host contract. Instruments convertible into treasury shares imply recognition, at the issuing date, of a financial liability and of the equity part, recognised in item 160 "Equity instruments", if a physical delivery settles the contract.

The equity part is measured at the residual value, i.e., the overall value of the instrument less the separately determined value of a financial liability with no conversion clause and the same cash flow.

The financial liability is recognised at amortised cost using the effective interest method.

Securities in issue are recognized net of repurchased amounts; the difference between the carrying value of the liability and the amount paid to buy it in is taken to profit and loss under item 100.d) "Gains (losses) on buy-ins of financial liabilities". Subsequent replacement by the issuer is considered as a new issue and generates no gains or losses.

14 - Financial Liabilities Held for Trading

Financial liabilities held for trading include:
- derivatives that are not recognised as hedging instruments;
- obligations to deliver financial assets sold short;
- financial liabilities issued with an intention to repurchase them in the near term;
- financial liabilities that are part of a portfolio of financial instruments considered as a unit and for which there is evidence of a recent pattern of trading.

A HfT liability, including a derivative, is measured at fair value initially and for the life of the transaction, except for a derivative liability settled by delivery of an unlisted equity instrument whose fair value cannot reliably be measured, which is measured at cost.

15 - Financial Liabilities at Fair Value through Profit and Loss

Financial liabilities, as well as financial assets, could also be designated on initial recognition as measured at fair value, provided that:
- this designation eliminates or considerably reduces a lack of uniformity as between different methods of measurement of assets and liabilities and related gains or losses;

or:
- a group of financial assets, financial liabilities or both are managed and measured at fair value under risk management or investment strategy which is internally documented with the entity's Board of Directors or equivalent body.

These transactions are recognised as per HfT financial liabilities, gains and losses, whether realised or not, being recognised in item 110 "Gains (losses) on financial assets and liabilities at fair value through profit and loss".

16 - Foreign Currency Transactions

A foreign currency transaction is recognised at the spot exchange rate of the transaction date. Foreign currency monetary assets and liabilities are translated at the closing rate of the period.

Exchange differences arising from settlement of monetary items at rates different from those of the transaction date and unrealised exchange rate differences on foreign currency assets and liabilities not yet settled, other than assets and liabilities designated as measured at fair value and hedging instruments, are recognised in profit and loss item 80 "Gains and losses on financial assets and liabilities held for trading".

Exchange rate differences arising on a monetary item that forms part of an entity's net investment in a foreign operation whose assets are located or managed in a country or currency other than the euro are initially recognised in the entity's equity, and recognised in profit or loss on disposal of the net investment.

Non-monetary assets and liabilities recognised at historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary items that are measured at fair value in a foreign currency are translated at the closing rate. The exchange differences are recognised:
- in profit and loss if the asset is HfT; or
- in revaluation reserves if the asset is AfS.

Hedges of a net investment in a foreign operation are recognised similarly to cash flow hedges:
- the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in revaluation reserves;
- the ineffective portion is however recognised in profit and loss item 90 "Fair value adjustments in hedge accounting".

The assets and liabilities of fully consolidated foreign entities are translated at the closing exchange rate of each period. Gains and losses are translated at the average exchange rate for the period. Differences arising from the use of spot and weighted average exchange rates and from the remeasurement of a foreign operation's assets at the closing rate of the period are recognised in the revaluation reserves.

Part A) Accounting policies (Continued)

Any goodwill arising on the acquisition of a foreign operation whose assets are located or managed in a currency other than the euro, and any fair value adjustments of the carrying amounts of assets and liabilities are treated as assets and liabilities of the foreign operation, expressed in the functional currency of the foreign operation and translated at the closing rate.

On the disposal of a foreign operation, the cumulative amount of the exchange rate differences relating to the foreign operation are recognised in profit or loss when the gain or loss on disposal is recognised.

17 - Insurance Assets and Liabilities

IFRS 4 defines an insurance contract as a contract under which one party (the insurer) accepts significant insurance risk from another party (the policyholder) by agreeing to compensate the policyholder if a specified uncertain future event (the insured event) adversely affects the policyholder.

These policies are recognised briefly as follows:
- in profit and loss item 160 "Other income (net) from insurance activities": gross premium including all amounts due during the year under insurance contracts, net of cancellations. Premium transferred to reinsurers during the year is also recognised in this item;
- in the liability item 130 "Insurance reserves": contractual obligations to policyholders, calculated analytically contract by contract using the prospective method, on the basis of demographic and financial projections currently used by the market;
- in the asset item 110 "Insurance reserves attributable to reinsurers": reinsurers' liabilities.

18 - Other Information

Business Combinations
A business combination is the bringing together of separate entities or businesses into one reporting entity.

A business combination may result in a Parent-subsidiary relationship in which the acquirer is the Parent and the acquiree a subsidiary of the acquirer.

A business combination may involve the purchase of the net assets, including any goodwill, of another entity rather than the purchase of the equity of the other entity (mergers).

IFRS 3 requires that all business combinations shall be accounted for by applying the purchase method, that involves the following steps:
- identifying an acquirer;
- measuring the cost of the business combination;

and:
- allocating, at the acquisition date, the cost of the business combination to the assets acquired and liabilities and contingent liabilities assumed.

The cost of a business combination is the aggregate of the fair value, at the date of exchange, of assets given, liabilities incurred or assumed and equity instruments issued by the acquirer, in exchange for control of the acquiree, plus any costs directly attributable to the business combination.

The acquisition date is the date on which the acquirer effectively obtains control of the acquiree. When this is achieved through a single exchange transaction, the date of exchange coincides with the acquisition date. However, a business combination may involve more than one exchange transaction, for example when it is achieved in stages by successive share purchases. When this occurs:
- the cost of the combination is the aggregate cost of the individual transactions; and
- the date of exchange is the date of each exchange transaction (i.e. the date that each individual investment is recognised in the financial statements of the acquirer), whereas the acquisition date is the date on which the acquirer obtains control of the acquiree.

The acquirer shall, at the acquisition date, allocate the cost of a business combination by recognising the acquiree's identifiable assets, liabilities and contingent liabilities that satisfy the recognition criteria.

The acquirer shall recognise the acquiree's identifiable assets, liabilities and contingent liabilities separately at the acquisition date only if they satisfy the following criteria at that date:
- in the case of an asset other than an intangible asset, it is probable that any associated future economic benefits will flow to the acquirer, and its fair value can be measured reliably;
- in the case of a liability other than a contingent liability, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and its fair value can be measured reliably;
- in the case of an intangible asset or a contingent liability, its fair value can be measured reliably.

Positive difference between the cost of the business combination and the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities so recognised is accounted for as goodwill.

After initial recognition, goodwill is measured at cost and tested for impairment at least annually.

If the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the acquirer shall reassess the fair values and recognise immediately any excess remaining after that reassessment in profit or loss.

Fair Value

It is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction.

The fair value of a financial liability with a demand feature (e.g. a demand deposit) is not less than the amount payable on demand, discounted from the first date that the amount could be required to be paid.

The fair value of financial instruments listed in active markets is determined starting from the official prices of the most advantageous market to which the Group has access.

A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from a pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis.

If a published price quotation in an active market does not exist for a financial instrument in its entirety, but active markets exist for its component parts, fair value is determined on the basis of the relevant market prices for the component parts.

If the market for a financial instrument is not active, an entity establishes fair value by using a valuation technique, which makes maximum use of market inputs, and relies as little as possible on entity-specific inputs.

The Group uses valuation techniques in line with commonly accepted economic methods, which therefore reflect the methods used by the market to value financial instruments.

The valuation models used include techniques based on discounting future cash flow or the estimation of volatility.

We also use processes and procedures designed to regularly assess our valuation models and the parameters used in valuation.

The valuation models used are reviewed both during development and then regularly by staff other than that charged with developing the models. The review of parameters used aims to minimize the differences between market price and the value given by the model on the basis of exercise prices, indexes and maturities where the largest portfolio risk positions are concentrated. The fair value determined using the above criteria is adjusted if it is believed that the valuation techniques used are not able to accommodate specific risk factors. Special attention is given to closing-out costs, model risk, liquidity risk and, where relevant, counterparty risk.

Financial instruments are recognized at fair value on the balance-sheet date. With instruments held for trading (see sections 1 and 14) or valued at fair value (see sections 5 and 15), any difference from the amount received or paid is recognized in the income statement under the appropriate item.

Part A) Accounting policies (CONTINUED)

The above-described valuation model review processes and the related parameters, value adjustments for model risk and the use of prudent valuation models ensure that the amount taken to the income statement does not result from the use of non-observable parameters.

The fair value on recognition of financial intruments other than those mentioned above fis assumed to be the same as the amount received or paid.

Derecognition

Derecognition is the removal of a previously recognised financial asset or financial liability from an entity's balance sheet.
Before evaluating whether, and to what extent, derecognition is appropriate, under IAS 39 an entity should determine whether the relevant conditions apply to a financial asset in its entirety or to a part of a financial asset. The standard is applied to a part of financial assets being transferred if, and only if, the part being considered for derecognition meets one of the following conditions:

- the part comprises only specifically identified cash flows from a financial asset (or a group of assets), e.g. interest cash flows from an asset;
- the part comprises a clearly identified percentage of the cash flows from a financial asset, e.g., a 90 per cent share of all cash flows from an asset;
- the part comprises only a fully proportionate (pro rata) share of specifically identified cash flow, e.g. 90 per cent share of interest cash flows from an asset.

In all other cases, the standard is applied to the financial asset in its entirety (or to the group of similar financial assets in their entirety).

An entity shall derecognise a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the contractual rights to receive the cash flows of the financial asset to a non-Group counterparty.

Rights to cash flow are considered to be transferred even if contractual rights to receive the asset's cash flow are retained but there is an obligation to pay this cash flow to one or more entities and all the following conditions are fulfilled (pass-through agreement):

- there is no obligation on the Group to pay amounts not received from the original asset;
- sale or pledge of the original asset is not allowed, unless it secures the obligation to pay cash flow;
- the Group is obliged to transfer forthwith all cash flows received and may not invest them, except for liquidity invested for the short period between the date of receipt and that of payment, provided that the interest accrued in that period is paid on.

When an entity retains the contractual rights to receive the cash flows from an asset, but assumes a contractual obligation to pay those cash flows to one or more entities, the entity treats the transaction as a transfer of a financial asset if all of the following three conditions are met (pass-through agreement):

- the entity has no obligation to pay amounts not collected from the original asset;
- the entity is prohibited by the terms of the transfer contract from selling or pledging the original asset other than as security for the obligation to pay the cash flows;
- the entity has an obligation to remit any cash flows it collects on behalf of the eventual recipients without material delay, and is not entitled to reinvest such cash flows, except for investments in cash or cash equivalents during the short settlement period from the collection date to the date of remittance, and interest earned on such investments is also remitted.

Recognition is also subject to verification of effective transfer of all the risks and rewards of ownership of the financial asset (true sale). If the entity transfers substantially all the risks and rewards of ownership of the financial asset, the entity shall derecognise the asset (or group of assets) and recognise separately as assets or liabilities any rights and obligations created or retained in the transfer.

Conversely, if the entity substantially retains all the risks and rewards of ownership of the asset (or group of assets), the entity shall continue to recognise the transferred asset(s). In this case it is necessary to recognise a liability corresponding to the amount received under the transfer and subsequently recognise all income accruing on the asset or expense accruing on the liability.

The main transactions that do not allow, under the above rules, total derecognition of a financial asset are securitisations, repurchase transactions (buy-ins) and stock lending.

In the case of securitisations the Group does not derecognise the financial asset on purchase of the equity tranche or provision of other forms of support of the structure which result in the Group retaining the credit risk of the securitised portfolio.

In the case of repurchase transactions and stock lending, the assets transacted are not derecognised since the terms of the transaction entail the retention of all their risks and rewards.

Treasury Shares

Treasury shares held are deducted from equity. The difference between the price on later sale of treasury shares and the related post-tax repurchase cost is recognised directly in equity.

Finance Leases

Finance leases effectively transfer all the risks and benefits of ownership of an asset to the lessee. Ownership of the asset is transferred to the lessee, however not necessarily at contract maturity.

The lessee acquires the economic benefit of the use of the leased asset for most of its useful life, in exchange for a commitment to pay an amount approximately equivalent to the fair value of the asset and related finance costs. Recognition in the lessor's accounts is as follows:

- in assets, the value of the loan, less the principal of lease payments due and paid by the lessee;
- in profit or loss, interest received.

See Sections 8 - Property, Plant and Equipment and 9 - Intangible Assets below for treatment of the lessee's assets.

Factoring

Loans acquired in factoring transactions with recourse are recognised to the extent of the advances granted to customers on their consideration. Loans acquired without recourse are recognised as such once it has been established that there are no contractual clauses that would invalidate the transfer of all risks and benefits to the factor.

Repo Transactions

Securities received in a transaction that entails a contractual obligation to sell them at a later date or delivered under a contractual obligation to repurchase are neither recognised nor derecognised. In respect of securities purchased under an agreement to resell, the consideration is recognised as a loan to customers or banks, or as an asset held for trading.

In respect of securities held in a repurchase agreement, the liability is recognised as due to banks or customers, or as a HfT financial liability. Revenue from these loans, being the coupons accrued on the securities and the difference between the sale/purchase and resale/repurchase prices, is recognised in profit or loss through interest income and expenses on an accruals basis.

These transactions can only be offset if, and only if, they are carried out with the same counterparty and provided that such offset is provided for in the underlying contracts.

Italian Staff Severance Pay (Trattamento di fine rapporto - "TFR")

The "TFR" provision for Italy-based employee benefits is to be construed as a "post-retirement defined benefit". It is therefore recognised on the basis of an actuarial estimate of the amount of benefit accrued by employees discounted to present value. This benefit is calculated by an external actuary using the unit credit projection method (see Section 12 under Retirement Payments and Similar Obligations).

Following the reform of complementary pensions under LD 252/2005, TFR instalments accrued up to31.12.2006 remain with the employer, while TFR instalments accruing from January 1, 2007 have been transferred, as decided by the employee (by 30.06.2007), to complementary pension schemes or to the Treasury fund of INPS (the Italian national insurance body).

Consequently:

- the TFR provision accrued up to 31/12/2006 (or up to the date of the employees' decisions- between 01/01/07 and 30/06/07- where they opted to transfer their TFR to a complementary pension scheme) is still considered a defined-benefit plan and thus subject to actuarial valuation, though with a simplification in the actuarial assumptions, which no longer contemplate forecast future salary increases;
- instalments accrued at 01/01/07 (or as from the date of the employees' decisions - made between 01/1/07 and 30/06/07 - to assign their TFR to a complementary pension scheme) have been considered as a defined-contribution plan (since the employer's obligation ceases as soon as the accrued TFR instalments are paid into the scheme chosen by the employee) and therefore the cost for the period is equal to the amounts paid into the complementary pension scheme or to the Treasury fund of INPS.

Part A) Accounting policies (Continued)

Costs relating to TFR accruing in the year are taken to income statement item 180.a) "Payroll" and include interest accrued in the year (interest cost) on the obligation already existing at the date of the reform and the accrued instalments for the year paid into the complementary pension scheme or to the Treasury fund of INPS.

Actuarial gains (losses), i.e., the difference between the liabilities' carrying value and the present value of the obligation at the end of the period are recognised according to the 'corridor' method, i.e., only when they exceed 10% of the present value of the obligation at the period-end. Any surplus is taken to the income statement and amortized over the residual working llife of the employees who are members of the plan, as from the following financial year.

Share-Based Payment

Equity-settled payments made to employees in consideration of services rendered, using equity instruments comprise:

- Stock options
- Performance shares (i.e. awarded on attainment of certain objectives)
- Restricted shares (i.e. subject to a lock-up period).

Considering the difficulty of reliably measuring the fair value of the services acquired against equity-settled payments, reference is made to the fair value of the instruments themselves, measured at the date of the allocation.

This fair value is recognised as cost in profit and loss item 180 "Administrative costs" offsetting the liability item 170 "Reserves", on an accruals basis over the period in which the services are acquired.

The fair value of a cash-settled share-based payment, the services acquired and the liability incurred are measured at the fair value of the liability, recognised in item 100 "Other liabilities". The fair value of the liability, as long as it remains unsettled, is remeasured at each balance sheet date and all changes in fair value are recognised in profit and loss item 180 "Administrative costs".

Other Long-term Employee Benefits

Long-term employee benefits - e.g. long-service bonuses, paid on reaching a predefined number of years' service - are recognised in item 100 "Other liabilities" on the basis of the measurement at the Balance Sheet Date of the liability, also in this case determined by an external actuary using the unit credit projection method (see Section 12 - Provisions for risks and charges - retirement payments and similar obligations). Gains (losses) on this type of benefit are recognised at once through profit or loss, without using the 'corridor' method.

Guarantees and Credit Derivatives in the Same Class

Guarantees and credit derivatives in the same class measured under IAS 39 are initially and subsequently (on remeasurement following impairment losses) recognised in item 100 "Other liabilities". Impairment losses are recognised in profit and loss item 130(d) "Impairment losses on other financial assets".

INCOME STATEMENT

Interest Income and Expense

Interest and similar income accrue on cash, HfT assets and liabilities and assets and liabilities at fair value through profit and loss, AfS financial assets, HtM investments, loans and receivables, deposits, and securities in issue.

Interest income and expense are recognised through profit or loss with respect to all instruments measured at amortised cost, using the effective interest method.
Interest also includes:
the net credit or debit balance of differentials and margins on financial derivatives:

- hedging interest-bearing assets and liabilities;
- HfT but linked for business purposes to assets and liabilities designated as measured at fair value (fair value option);
- linked for business purposes to HfT assets and liabilities paying differentials or margins on several maturities.

Fees and Commissions

Fees and commissions are recognised on an accruals basis.

Securities trading commission is recognised at the time the service is rendered. Investment portfolio management fees, advisory fees and investment fund management fees are recognised on a pro-rata temporis basis.

Fees included in amortised cost used to calculate effective interest rates are not included under fees and commissions, since they are part of the effective interest rate.

Dividends
Dividends are recognised in profit or loss in the financial year in which their distribution has been approved.

RELEVANT IFRS DEFINITIONS
The main definitions introduced by IFRS are described below, other than those dealt with in previous sections.

Amortised cost
The amortised cost of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured at initial recognition minus principal repayments, plus or minus the cumulative amortisation using the effective interest method of any difference between that initial amount and the maturity amount, and minus any reduction (directly or through the use of an allowance account) for impairment or uncollectibility.

The effective interest method is a method of allocating the interest income or interest expense over the life of a financial asset or liability. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument to the net carrying amount of the financial asset or financial liability. The calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs, and all other premiums or discounts.

Commissions forming an integral part of the effective interest rate include loan drawdown fees or underwriting fees relating to a financial asset not designated at fair value, e.g., fees received as compensation for the assessment of the issuer's or borrower's financial situation, for valuation and registration of security, and generally for the completion of the transaction (management fees).

Transaction costs include fees and commissions paid to agents (including employees acting as selling agents), advisers, brokers and dealers, levies by regulatory agencies and securities exchanges, and transfer taxes and duties. Transaction costs do not include debt premiums or discounts, financing costs or internal administrative or holding costs.

Impairment of financial assets
At each balance sheet date an entity assesses whether there is any objective evidence that a financial asset or group of financial assets is impaired.

A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a 'loss event') and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

It may not be possible to identify a single, discrete event that caused the impairment. Rather the combined effect of several events may have caused the impairment.
Losses expected as a result of future events, no matter how likely, are not recognised.

Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to our attention about the following loss events:
- significant financial difficulty of the issuer or obligor;
- a breach of contract, such as a default or delinquency in interest or principal payments;
- the lender, for economic or legal reasons relating to the borrower's financial difficulty, granting a concession to the borrower which the lender would not otherwise consider;
- it becoming probable that the borrower will enter bankruptcy or other financial reorganisation;
- the disappearance of an active market for that financial asset because of financial difficulties; however, the disappearance of an active market due to the fact that a company's financial instruments are no longer traded publicly is no evidence of impairment; or:
- observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group, including:
  - adverse changes in the payment status of borrowers in the group; or
  - national or local economic conditions that correlate with defaults on the assets in the group.

Part A) Accounting policies (Continued)

Objective evidence of impairment for an investment in an equity instrument includes information about significant changes with an adverse effect that have taken place in the technological, market, economic or legal environment in which the issuer operates, and indicates that the cost of the investment may not be recovered. A significant or prolonged decline in the fair value of an investment in an equity instrument below its cost is also objective evidence of impairment.

If there is objective evidence that an impairment loss on loans and receivables or held-to-maturity investments carried at amortised cost has been incurred. the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition). The carrying amount of the asset shall be reduced either directly or through use of an allowance account. The amount of the loss is recognised in profit and loss item 130 "Impairment losses" and the asset's carrying value is reduced.

If the terms of a loan, receivable or held-to-maturity investment are renegotiated or otherwise modified because of financial difficulties of the borrower or issuer, impairment is measured using the original effective interest rate before the modification of terms. Cash flows relating to short-term receivables are not discounted if the effect of discounting is immaterial. If a loan, receivable or held-to-maturity investment has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract.

The calculation of the present value of the estimated future cash flows of a collateralised financial asset reflects the cash flows that may result from foreclosure less costs for obtaining and selling the collateral, whether or not foreclosure is probable.

A reduction in the fair value of a financial asset below its cost or amortised cost is not necessarily an indication of impairment (e.g. reduction in the fair value of an investment in a debt instrument resulting from an increase in the riskfree interest rate).

Objective evidence of impairment is initially assessed individually; however, if it is determined that there is no objective evidence of individual impairment, the asset is included in a group of financial assets with similar credit risk characteristics and assessed collectively.

Formula-based approaches and statistical methods may be used to assess impairment losses on a group of financial assets. Models used incorporate the time value of money, and consider cash flows over the entire residual life of the asset (not just the following year) and do not give rise to an impairment loss on initial recognition of a financial asset. They take into account losses already sustained but not manifest in the group of financial assets at the time of measurement, on the basis of past experience of losses on assets having a similar credit risk to the group of assets being measured. The process of estimating impairment losses considers all credit exposures, not only those of low credit quality, which reflect a serious impairment.

Reversals of impairment losses

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised (such as an improvement in the debtor's credit rating), the previously recognised impairment loss is reversed and the amount of the reversal is recognised in profit and loss item 130 "Impairment losses" except in the case of AfS equity instruments (see Section 2 above).

The reversal shall not result - at the date the impairment is reversed - in a carrying amount of the financial asset that exceeds what the amortised cost would have been had the impairment not been recognised.

Notes to the Consolidated Accounts

Part B) Consolidated Balance Sheet

(Amounts in thousands of €)

Part B) Consolidated Balance Sheet

Following the absorption of Capitalia SpA by UniCredit on October 1, 2007, the balance sheet at December 31, 2007 includes former Capitalia Group companies, as it did not in 2006. To enable comparability with December 31, 2006, bearing in mind that the other changes to the area of consolidation were modest in terms of impact, the main balance sheet items are stated at end 2007 net of the former Capitalia Group and changes from 2006 are given.

Tables of annual changes include former Capitalia Group balances as at October 1, 2007, booked as purchases or other changes (when purchases are not applicable).

Assets

Section 1 - Cash and cash balances - Item 10

The December 31, 2007 balance excluding the former Capitalia Group was €10.1 billion, up by €4.4 billion over 2006. This was mainly due to a deposit with Banca d'Italia made by the Parent.

1.1 Cash and cash balances: breakdown

	AMOUNTS AS AT 31.12.2007				AMOUNTS AS AT 31.12.2006
	BANKING GROUP	INSURANCE COMPANIES	OTHER COMPANIES	TOTAL	TOTAL
a) Cash	4,354,158	-	120	4,354,278	3,089,666
b) Demand deposits with Central banks	6,718,664	-	-	6,718,664	2,591,037
Total	**11,072,822**	**-**	**120**	**11,072,942**	**5,680,703**

Section 2 - Financial assets held for trading - Item 20

The December 31, 2007 balance excluding the former Capitalia Group was €198.7 billion, up by €7.1 billion over 2006. This was mainly due to HVB business.

2.1 Financial assets held for trading: product breakdown

	AMOUNTS AS AT 31.12.2007							AMOUNTS AS AT 31.12.2006
	BANKING GROUP		INSURANCE COMPANIES		OTHER COMPANIES			
ITEMS/VALUES	LISTED	UNLISTED	LISTED	UNLISTED	LISTED	UNLISTED	TOTAL	TOTAL
A) Financial assets (non-derivatives)								
1. Debt securities	59,183,794	21,786,726	-	-	-	-	80,970,520	78,512,888
1.1 Structured securities	*1,721,878*	*5,175,652*	-	-	-	-	*6,897,530*	*9,375,210*
1.2 Other debt securities	*57,461,916*	*16,611,074*	-	-	-	-	*74,072,990*	*69,137,678*
2. Equity instruments	17,245,074	2,238,030	-	-	-	-	19,483,104	18,937,803
3. Units in investment funds	6,549,835	1,285,078	-	-	8,054	-	7,842,967	6,169,371
4. Loans	4,790,675	22,283,382	-	-	-	-	27,074,057	28,903,567
4.1 Repos	*4,790,675*	*19,925,818*	-	-	-	-	*24,716,493*	*28,634,155*
4.2 Other	-	*2,357,564*	-	-	-	-	*2,357,564*	*269,412*
5. Impaired assets	10,420	-	-	-	-	-	10,420	5,943
6. Assets sold but not derecognised	3,269,270	-	-	-	-	-	3,269,270	1,772,543
Total (A)	**91,049,068**	**47,593,216**	-	-	**8,054**	-	**138,650,338**	**134,302,115**
B) Derivative instruments								
1. Financial derivatives	5,910,004	54,664,179	-	-	-	941	60,575,124	55,770,415
1.1 trading	*5,909,186*	*54,165,867*	-	-	-	-	*60,075,053*	*55,323,752*
1.2 fair value hedges	*75*	*356,323*	-	-	-	-	*356,398*	*413,167*
1.3 other	*743*	*141,989*	-	-	-	*941*	*143,673*	*33,496*
2. Credit derivatives	589	3,117,087	-	-	-	-	3,117,676	1,520,906
2.1 trading	*589*	*3,116,802*	-	-	-	-	*3,117,391*	*1,520,794*
2.2 fair value hedges	-	*285*	-	-	-	-	*285*	-
2.3 other	-	-	-	-	-	-	-	*112*
Total (B)	**5,910,593**	**57,781,266**	-	-	-	**941**	**63,692,800**	**57,291,321**
Total (A+B)	**96,959,661**	**105,374,482**	-	-	**8,054**	**941**	**202,343,138**	**191,593,436**

"Financial derivatives: other" comprises: (i) derivatives embedded in structured financial instruments, where the host has been classified in a category other than held-for-trading or fair value option and (ii) derivatives that, for economic purposes, are associated with banking book instruments.

Part B) Consolidated Balance Sheet - Asset (Continued)

2.2 Financial assets held for trading: breakdown by issuer/borrower					
	AMOUNTS AS AT 31.12.2007				AMOUNTS AS AT 31.12.2006
ITEMS/VALUES	BANKING GROUP	INSURANCE COMPANIES	OTHER COMPANIES	TOTAL	TOTAL
A. Financial assets (non-derivatives)					
1. Debt securities	**80,970,520**	**-**	**-**	**80,970,520**	**78,512,888**
a) Governments and Central Banks	8,138,975	-	-	8,138,975	11,721,967
b) Other public-sector entities	1,462,816	-	-	1,462,816	1,323,973
c) Banks	25,432,422	-	-	25,432,422	20,747,871
d) Other issuers	45,936,307	-	-	45,936,307	44,719,077
2. Equity instruments	**19,483,104**	**-**	**-**	**19,483,104**	**18,937,803**
a) Banks	3,574,734	-	-	3,574,734	3,263,863
b) Other issuers:	15,908,370	-	-	15,908,370	15,673,940
- insurance companies	*617,992*	-	-	*617,992*	*649,816*
- financial companies	*1,623,620*	-	-	*1,623,620*	*1,013,307*
- non-financial institutions	*11,683,979*	-	-	*11,683,979*	*13,254,957*
- Other	*1,982,779*	-	-	*1,982,779*	*755,860*
3. Units in investment funds	**7,834,913**	**-**	**8,054**	**7,842,967**	**6,169,371**
4. Loans	**27,074,057**	**-**	**-**	**27,074,057**	**28,903,567**
a) Governments and Central Banks	1,428,148	-	-	1,428,148	488,868
b) Other public-sector entities	29,008	-	-	29,008	2,992
c) Banks	18,645,827	-	-	18,645,827	22,900,391
d) Other issuers	6,971,074	-	-	6,971,074	5,511,316
5. Impaired assets	**10,420**	**-**	**-**	**10,420**	**5,943**
a) Governments and Central Banks	-	-	-	-	2,058
b) Other public-sector entities	-	-	-	-	-
c) Banks	-	-	-	-	-
d) Other issuers	10,420	-	-	10,420	3,885
6. Assets sold but not derecognised	**3,269,270**	**-**	**-**	**3,269,270**	**1,772,543**
a) Governments and Central Banks	420,355	-	-	420,355	1,346,694
b) Other public-sector entities	2,848,915	-	-	2,848,915	-
c) Banks	-	-	-	-	282,918
d) Other issuers	-	-	-	-	142,931
Total A	**138,642,284**	**-**	**8,054**	**138,650,338**	**134,302,115**
B. Derivative instruments					
a) Banks	47,094,481	-	941	47,095,422	41,839,022
b) Customers	16,597,378	-	-	16,597,378	15,452,299
Total B	**63,691,859**	**-**	**941**	**63,692,800**	**57,291,321**
Total (A+B)	**202,334,143**	**-**	**8,995**	**202,343,138**	**191,593,436**

2.3 Financial instruments held for trading: derivatives

TYPE OF DERIVATIVE/UNDERLYING ASSETS	AMOUNTS AS AT 31.12.2007						AMOUNTS AS AT 31.12.2006
	INTEREST RATES	CURRENCY AND GOLD	EQUITY INSTRUMENTS	LOANS	OTHER	TOTAL	TOTAL
A) Listed derivatives							
1) Financial derivatives:	**9,442**	**1,578**	**5,633,773**	**-**	**265,211**	**5,910,004**	**4,967,758**
• with underlying asset exchange	1,123	-	545,402	-	-	546,525	176,045
- purchased options	-	-	*446,539*	-	-	*446,539*	*169,153*
- other derivatives	*1,123*	-	*98,863*	-	-	*99,986*	*6,892*
• with no underlying asset exchange	8,319	1,578	5,088,371	-	265,211	5,363,479	4,791,713
- purchased options	*450*	-	*5,006,992*	-	*5,363*	*5,012,805*	*4,444,059*
- other derivatives	*7,869*	*1,578*	*81,379*	-	*259,848*	*350,674*	*347,654*
2) Credit derivatives:	**-**	**-**	**-**	**589**	**-**	**589**	**18**
- with underlying asset exchange	-	-	-	-	-	-	-
- with no underlying asset exchange	-	-	-	589	-	589	18
Total A	**9,442**	**1,578**	**5,633,773**	**589**	**265,211**	**5,910,593**	**4,967,776**
B) Unlisted derivatives							
1) Financial derivatives:	**32,826,229**	**11,402,653**	**9,896,022**	**-**	**540,216**	**54,665,120**	**50,802,657**
• with underlying asset exchange	135,741	1,976,169	1,200,023	-	437,930	3,749,863	1,595,344
- purchased options	*16,844*	*934,376*	*1,151,694*	-	-	*2,102,914*	*892,445*
- other derivatives	*118,897*	*1,041,793*	*48,329*	-	*437,930*	*1,646,949*	*702,899*
• with no underlying asset exchange	32,690,488	9,426,484	8,695,999	-	102,286	50,915,257	49,207,313
- purchased options	*4,218,648*	*4,710,058*	*7,779,412*	-	*89,676*	*16,797,794*	*15,602,816*
- other derivatives	*28,471,840*	*4,716,426*	*916,587*	-	*12,610*	*34,117,463*	*33,604,497*
2) Credit derivatives:	-	-	-	**3,117,087**	-	**3,117,087**	**1,520,888**
- with underlying asset exchange	-	-	-	2,333,349	-	2,333,349	1,158,466
- with no underlying asset exchange	-	-	-	783,738	-	783,738	362,422
Total B	**32,826,229**	**11,402,653**	**9,896,022**	**3,117,087**	**540,216**	**57,782,207**	**52,323,545**
Total (A + B)	**32,835,671**	**11,404,231**	**15,529,795**	**3,117,676**	**805,427**	**63,692,800**	**57,291,321**

Part B) Consolidated Balance Sheet - Asset (Continued)

2.3.1 Banking Group Portion

TYPE OF DERIVATIVE/UNDERLYING ASSETS	AMOUNTS AS AT 31.12.2007 INTEREST RATES	CURRENCY AND GOLD	EQUITY INSTRUMENTS	LOANS	OTHER	TOTAL	AMOUNTS AS AT 31.12.2006 TOTAL
A) Listed derivatives							
1) Financial derivatives:	**9,442**	**1,578**	**5,633,773**	**-**	**265,211**	**5,910,004**	**4,967,758**
• with underlying asset exchange	1,123	-	545,402	-	-	546,525	176,045
- purchased options	-	-	*446,539*	-	-	*446,539*	*169,153*
- other derivatives	*1,123*	-	*98,863*	-	-	*99,986*	*6,892*
• with no underlying asset exchange	8,319	1,578	5,088,371	-	265,211	5,363,479	4,791,713
- purchased options	*450*	-	*5,006,992*	-	*5,363*	*5,012,805*	*4,444,059*
- other derivatives	*7,869*	*1,578*	*81,379*	-	*259,848*	*350,674*	*347,654*
2) Credit derivatives:	**-**	**-**	**-**	**589**	**-**	**589**	**-**
- with underlying asset exchange	-	-	-	-	-	-	-
- with no underlying asset exchange	-	-	-	589	-	589	-
Total A	**9,442**	**1,578**	**5,633,773**	**589**	**265,211**	**5,910,593**	**4,967,758**
B) Unlisted derivatives							
1) Financial derivatives:	**32,826,229**	**11,401,712**	**9,896,022**	**-**	**540,216**	**54,664,179**	**50,802,657**
• with underlying asset exchange	135,741	1,975,228	1,200,023	-	437,930	3,748,922	1,595,344
- purchased options	*16,844*	*934,376*	*1,151,694*	-	-	*2,102,914*	*892,445*
- other derivatives	*118,897*	*1,040,852*	*48,329*	-	*437,930*	*1,646,008*	*702,899*
• with no underlying asset exchange	32,690,488	9,426,484	8,695,999	-	102,286	50,915,257	49,207,313
- purchased options	*4,218,648*	*4,710,058*	*7,779,412*	-	*89,676*	*16,797,794*	*15,602,816*
- other derivatives	*28,471,840*	*4,716,426*	*916,587*	-	*12,610*	*34,117,463*	*33,604,497*
2) Credit derivatives:	**-**	**-**	**-**	**3,117,087**	**-**	**3,117,087**	**1,520,888**
- with underlying asset exchange	-	-	-	2,333,349	-	2,333,349	1,158,466
- with no underlying asset exchange	-	-	-	783,738	-	783,738	362,422
Total B	**32,826,229**	**11,401,712**	**9,896,022**	**3,117,087**	**540,216**	**57,781,266**	**52,323,545**
Total (A + B)	**32,835,671**	**11,403,290**	**15,529,795**	**3,117,676**	**805,427**	**63,691,859**	**57,291,303**

2.3.2 Insurance companies portion

There are no trading derivatives held by insurance companies.

2.3.3 Other companies portion							
	AMOUNTS AS AT 31.12.2007						AMOUNTS AS AT 31.12.2006
TYPE OF DERIVATIVE/UNDERLYING ASSETS	INTEREST RATES	CURRENCY AND GOLD	EQUITY INSTRUMENTS	LOANS	OTHER	TOTAL	TOTAL
A) Listed derivatives							
1) Financial derivatives:	**-**	**-**	**-**	**-**	**-**	**-**	**-**
• with underlying asset exchange	-	-	-	-	-	-	-
- purchased options	-	-	-	-	-	-	-
- other derivatives	-	-	-	-	-	-	-
• with no underlying asset exchange	-	-	-	-	-	-	-
- purchased options	-	-	-	-	-	-	-
- other derivatives	-	-	-	-	-	-	-
2) Credit derivatives:	**-**	**-**	**-**	**-**	**-**	**-**	**18**
- with underlying asset exchange	-	-	-	-	-	-	-
- with no underlying asset exchange	-	-	-	-	-	-	18
Total A	**-**	**-**	**-**	**-**	**-**	**-**	**18**
B) Unlisted derivatives							
1) Financial derivatives:	**-**	**941**	**-**	**-**	**-**	**941**	**-**
• with underlying asset exchange	-	941	-	-	-	941	-
- purchased options	-	-	-	-	-	-	-
- other derivatives	-	*941*	-	-	-	*941*	-
• with no underlying asset exchange	-	-	-	-	-	-	-
- purchased options	-	-	-	-	-	-	-
- other derivatives	-	-	-	-	-	-	-
2) Credit derivatives:	**-**	**-**	**-**	**-**	**-**	**-**	**-**
- with underlying asset exchange	-	-	-	-	-	-	-
- with no underlying asset exchange	-	-	-	-	-	-	-
Total B	**-**	**941**	**-**	**-**	**-**	**941**	**-**
Total (A + B)	**-**	**941**	**-**	**-**	**-**	**941**	**18**

2.4 Financial assets held for trading (other than assets sold and not derecognised or impaired assets): annual changes					
	CHANGES IN 2007				
CHANGES/UNDERLYING ASSETS	DEBT SECURITIES	EQUITY SECURITIES	UNITS IN INVESTMENT FUNDS	LOANS	TOTAL
A. Opening balance	**78,512,888**	**18,937,803**	**6,169,371**	**28,903,567**	**132,523,629**
B. Increases	**339,760,445**	**62,148,509**	**5,594,385**	**1,595,955,812**	**2,003,459,151**
B.1 Purchases	329,304,574	60,009,116	5,223,848	1,591,479,478	1,986,017,016
B.2 Positive changes in fair value	108,678	1,535,370	70,880	26	1,714,954
B.3 Other changes	10,347,193	604,023	299,657	4,476,308	15,727,181
C. Reductions	**337,302,813**	**61,603,208**	**3,920,789**	**1,597,785,322**	**2,000,612,132**
C.1 Sales	319,722,939	58,204,670	3,680,393	6,558	381,614,560
C.2 Redemptions	5,273,689	184,856	7,297	1,590,530,723	1,595,996,565
C.3 Negative changes in fair value	477,013	1,192,762	148,442	322	1,818,539
C.4 Other changes	11,829,172	2,020,920	84,657	7,247,719	21,182,468
D. Closing balance	**80,970,520**	**19,483,104**	**7,842,967**	**27,074,057**	**135,370,648**

Part B) Consolidated Balance Sheet - Asset (Continued)

2.4.1 Banking Group Portion

	CHANGES IN 2007				
CHANGES/UNDERLYING ASSETS	DEBT SECURITIES	EQUITY SECURITIES	UNITS IN INVESTMENT FUNDS	LOANS	TOTAL
A. Opening balance	**78,226,132**	**18,937,477**	**6,162,738**	**28,903,567**	**132,229,914**
B. Increases	**339,759,352**	**62,148,505**	**5,585,922**	**1,595,955,812**	**2,003,449,591**
B.1 Purchases	329,304,574	60,009,116	5,215,843	1,591,479,478	1,986,009,011
B.2 Positive changes in fair value	108,363	1,535,370	70,831	26	1,714,590
B.3 Other changes	10,346,415	604,019	299,248	4,476,308	15,725,990
C. Reductions	**337,014,964**	**61,602,878**	**3,913,747**	**1,597,785,322**	**2,000,316,911**
C.1 Sales	319,722,939	58,204,670	3,680,393	6,558	381,614,560
C.2 Redemptions	5,273,689	184,856	7,297	1,590,530,723	1,595,996,565
C.3 Negative changes in fair value	475,909	1,192,762	148,442	322	1,817,435
C.4 Other changes	11,542,427	2,020,590	77,615	7,247,719	20,888,351
D. Closing balance	**80,970,520**	**19,483,104**	**7,834,913**	**27,074,057**	**135,362,594**

2.4.2 Insurance companies portion

	CHANGES IN 2007				
CHANGES/UNDERLYING ASSETS	DEBT SECURITIES	EQUITY SECURITIES	UNITS IN INVESTMENT FUNDS	LOANS	TOTAL
A. Opening balance	**17,720**	**73**	**6,633**	**-**	**24,426**
B. Increases	**1,093**	**4**	**409**	**-**	**1,506**
B.1 Purchases	-	-	-	-	-
B.2 Positive changes in fair value	315	-	-	-	315
B.3 Other changes	778	4	409	-	1,191
C. Reductions	**18,813**	**77**	**7,042**	**-**	**25,932**
C.1 Sales	-	-	-	-	-
C.2 Redemptions	-	-	-	-	-
C.3 Negative changes in fair value	-	-	-	-	-
C.4 Other changes	18,813	77	7,042	-	25,932
D. Closing balance	**-**	**-**	**-**	**-**	**-**

2.4.3 Other companies portion

	CHANGES IN 2007				
CHANGES/UNDERLYING ASSETS	DEBT SECURITIES	EQUITY SECURITIES	UNITS IN INVESTMENT FUNDS	LOANS	TOTAL
A. Opening balance	**269,036**	**253**	**-**	**-**	**269,289**
B. Increases	**-**	**-**	**8,054**	**-**	**8,054**
B.1 Purchases	-	-	8,005	-	8,005
B.2 Positive changes in fair value	-	-	49	-	49
B.3 Other changes	-	-	-	-	-
C. Reductions	**269,036**	**253**	**-**	**-**	**269,289**
C.1 Sales	-	-	-	-	-
C.2 Redemptions	-	-	-	-	-
C.3 Negative changes in fair value	1,104	-	-	-	1,104
C.4 Other changes	267,932	253	-	-	268,185
D. Closing balance	**-**	**-**	**8,054**	**-**	**8,054**

Section 3 - Financial assets at fair value through profit or loss - Item 30

No significant impact from entry of the former Capitalia Group.

3.1 Financial assets at fair value through profit or loss: product breakdown

	AMOUNTS AS AT 31.12.2007							AMOUNTS AS AT 31.12.2006
	BANKING GROUP		INSURANCE COMPANIES		OTHER COMPANIES			
EMS/VALUES	LISTED	UNLISTED	LISTED	UNLISTED	LISTED	UNLISTED	TOTAL	TOTAL
1. Debt securities	11,273,460	657,053	9,722	-	325,641	1,582	12,267,458	15,483,712
1.1 Structured securities	*93,904*	*293*	-	-	-	-	*94,197*	*989,599*
1.2 Other debt securities	*11,179,556*	*656,760*	*9,722*	-	*325,641*	*1,582*	*12,173,261*	*14,494,113*
2. Equity securities	9,595	64,580	35	-	298	15	74,523	38,681
3. Units in investment funds	81,425	304,118	9,250	-	-	269	395,062	410,596
4. Loans	20,335	2,594,575	-	-	-	-	2,614,910	-
4.1 Structured	-	*49,961*	-	-	-	-	*49,961*	-
4.2 Other	*20,335*	*2,544,614*	-	-	-	-	*2,564,949*	-
5. Impaired assets	-	-	-	-	-	-	-	-
6. Assets sold but not derecognised	-	-	-	-	-	-	-	-
Total	**11,384,815**	**3,620,326**	**19,007**	**-**	**325,939**	**1,866**	**15,351,953**	**15,932,989**
Cost	**11,387,765**	**4,234,905**	**19,007**	**-**	**325,939**	**1,867**	**15,969,483**	**15,895,191**

The cost as at 31 December 2006 for the HVB group was considered - for technical reasons - equal to the fair value.

Part B) Consolidated Balance Sheet - Asset (Continued)

3.2 Financial assets at fair value through profit or loss: breakdown by issuer/borrower

ITEMS/VALUES	AMOUNTS AS AT 31.12.2007 BANKING GROUP	INSURANCE COMPANIES	OTHER COMPANIES	TOTAL	AMOUNTS AS AT 31.12.2006 TOTAL
1. Debt securities	**11,930,513**	**9,722**	**327,223**	**12,267,458**	**15,483,712**
a) Governments and central banks	6,981,382	9,722	1,582	6,992,686	10,472,628
b) Other public-sector entities	199,730	-	-	199,730	180,407
c) Banks	2,949,032	-	148,935	3,097,967	2,352,488
d) Other issuers	1,800,369	-	176,706	1,977,075	2,478,189
2. Equity instruments	**74,175**	**35**	**313**	**74,523**	**38,681**
a) Banks	30,872	-	217	31,089	38,553
b) Other issuers:	43,303	35	96	43,434	128
- insurance companies	-	-	*60*	*60*	-
- financial companies	*14*	-	-	*14*	*21*
- non-financial companies	*43,216*	*35*	-	*43,251*	-
- other	*73*	-	*36*	*109*	*107*
3. Units in investment funds	**385,543**	**9,250**	**269**	**395,062**	**410,596**
4. Loans	**2,614,910**	-	-	**2,614,910**	-
a) Governments and central banks	2,063,939	-	-	2,063,939	-
b) Other public-sector entities	149,573	-	-	149,573	-
c) Banks	192,158	-	-	192,158	-
d) Other entities	209,240	-	-	209,240	-
5. Impaired assets	-	-	-	-	-
a) Governments and central banks	-	-	-	-	-
b) Other public-sector entities	-	-	-	-	-
c) Banks	-	-	-	-	-
d) Other entities	-	-	-	-	-
6. Assets sold but not derecognised	-	-	-	-	-
a) Governments and central banks	-	-	-	-	-
b) Other public-sector entities	-	-	-	-	-
c) Banks	-	-	-	-	-
d) Other issuers	-	-	-	-	-
Total	**15,005,141**	**19,007**	**327,805**	**15,351,953**	**15,932,989**

3.3 Financial assets at fair value through profit or loss (other than assets sold and not derecognised or impaired assets): annual changes

	CHANGES IN 2007 DEBT SECURITIES	EQUITY INSTRUMENTS	UNITS IN INVESTMENT FUNDS	LOANS	TOTAL
A. Opening balance	**15,483,712**	**38,681**	**410,596**	-	**15,932,989**
B. Increases	**90,490,575**	**55,462**	**1,459,747**	**2,634,375**	**94,640,158**
B.1 Purchases	89,174,964	54,942	194,084	2,552,702	91,976,692
B.2 Positive changes in fair value	25,537	63	33,544	88	59,367
B.3 Other increases	1,290,074	322	1,232,119	81,585	2,604,100
C. Decreases	**93,706,829**	**19,620**	**1,475,281**	**19,465**	**95,221,195**
C.1 Sales	89,797,272	7,067	1,066,439	-	90,870,778
C.2 Redemptions	89,813	-	10,416	9,833	110,062
C.3 Negative changes in fair value	75,714	755	19,391	1,506	97,366
C.4 Other decreases	3,744,030	11,798	379,035	8,126	4,142,989
D. Closing balance	**12,267,458**	**74,523**	**395,062**	**2,614,910**	**15,351,953**

3.3.1 Banking Group Portion

	CHANGES IN 2007				
	DEBT SECURITIES	EQUITY INSTRUMENTS	UNITS IN INVESTMENT FUNDS	LOANS	TOTAL
A. Opening balance	**15,483,712**	**38,681**	**410,330**	**-**	**15,932,723**
B. Increases	**90,101,334**	**55,051**	**1,448,248**	**2,634,375**	**94,239,008**
B.1 Purchases	89,169,930	54,911	190,355	2,552,702	91,967,898
B.2 Positive changes in fair value	25,537	140	33,533	88	26,327
B.3 Other increases	905,867	-	1,224,360	81,585	2,211,812
C. Decreases	**93,654,533**	**19,557**	**1,473,035**	**19,465**	**95,166,590**
C.1 Sales	89,783,325	7,004	1,064,200	-	90,854,529
C.2 Redemptions	89,813	-	10,416	9,833	110,062
C.3 Negative changes in fair value	75,714	755	19,384	1,506	97,359
C.4 Other decreases	3,705,681	11,798	379,035	8,126	4,104,640
D. Closing balance	**11,930,513**	**74,175**	**385,543**	**2,614,910**	**15,005,141**

3.3.2 Insurance companies portion

	CHANGES IN 2007				
	DEBT SECURITIES	EQUITY INSTRUMENTS	UNITS IN INVESTMENT FUNDS	LOANS	TOTAL
A. Opening balance	**-**	**-**	**-**	**-**	**-**
B. Increases	**23,669**	**98**	**11,487**	**-**	**35,254**
B.1 Purchases	3,525	15	3,729	-	7,269
B.2 Positive changes in fair value	-	-	-	-	-
B.3 Other increases	20,144	83	7,758	-	27,985
C. Decreases	**13,947**	**63**	**2,237**	**-**	**16,247**
C.1 Sales	13,947	63	2,237	-	16,247
C.2 Redemptions	-	-	-	-	-
C.3 Negative changes in fair value	-	-	-	-	-
C.4 Other decreases	-	-	-	-	-
D. Closing balance	**9,722**	**35**	**9,250**	**-**	**19,007**

3.3.3 Other companies portion

	CHANGES IN 2007				
	DEBT SECURITIES	EQUITY INSTRUMENTS	UNITS IN INVESTMENT FUNDS	LOANS	TOTAL
A. Opening balance	**-**	**-**	**266**	**-**	**266**
B. Increases	**365,572**	**313**	**12**	**-**	**365,897**
B.1 Purchases	1,509	16	-	-	1,525
B.2 Positive changes in fair value	-	58	11	-	69
B.3 Other increases	364,063	239	1	-	364,303
C. Decreases	**38,349**	**-**	**9**	**-**	**38,358**
C.1 Sales	-	-	2	-	2
C.2 Redemptions	-	-	-	-	-
C.3 Negative changes in fair value	-	-	7	-	7
C.4 Other decreases	38,349	-	-	-	38,349
D. Closing balance	**327,223**	**313**	**269**	**-**	**327,805**

Part B) Consolidated Balance Sheet - Asset (CONTINUED)

Section 4 - Available for sale financial assets - Item 40

The December 31, 2007 balance excluding the former Capitalia Group was €30 billion, up by €0.6 billion over 2006.
Certain equity investments included in this portfolio were sold, the most significant being Mediobanca, (€1.3 billion), Fiat (€0.8 billion), Borsa Italiana (€0.1 billion). At December 31, 2006 the carrying value of the investments sold totaled €2.3 billion.

4.1 Available-for-sale financial assets: product breakdown

	AMOUNTS AS AT 31.12.2007								AMOUNTS AS AT 31.12.2006	
	BANKING GROUP		INSURANCE COMPANIES		OTHER COMPANIES		TOTAL		TOTAL	
ITEMS/VALUES	LISTED	UNLISTED	LISTED	UNLISTED	LISTED	UNLISTED	LISTED	UNLISTED	LISTED	UNLISTED
1. Debt securities	14,657,655	4,736,681	98,313	31,050	436,998	75	15,192,966	4,767,806	14,354,633	2,251,803
1.1 Structured securities	*361,457*	*66,620*	-	-	-	-	*361,457*	*66,620*	*259,115*	*65,450*
1.2 Other	*14,296,198*	*4,670,061*	*98,313*	*31,050*	*436,998*	*75*	*14,831,509*	*4,701,186*	*14,095,518*	*2,186,353*
2. Equity instruments	4,837,754	4,991,031	-	213	-	60	4,837,754	4,991,304	5,050,185	5,169,096
2.1 Measured at fair value	*4,821,691*	*3,409,138*	-	-	-	*60*	*4,821,691*	*3,409,198*	*5,050,185*	*5,082,752*
2.2 Carried at cost	*16,063*	*1,581,893*	-	*213*	-	-	*16,063*	*1,582,106*	-	*86,344*
3. Units in investment funds	119,140	1,771,603	-	-	64,752	444	183,892	1,772,047	325,669	2,120,658
4. Loans	-	86,344	-	-	-	-	-	86,344	-	5
5. Impaired assets	50,563	75,157	-	-	-	-	50,563	75,157	-	6,145
6. Assets sold but not derecognised	-	-	-	-	-	-	-	-	80,049	-
Total	**19,665,112**	**11,660,816**	**98,313**	**31,263**	**501,750**	**579**	**20,265,175**	**11,692,658**	**19,810,536**	**9,547,707**

4.2 Available-for-sale financial assets: breakdown by issuer/borrower

ITEMS/VALUES	AMOUNTS AS AT 31.12.2007 BANKING GROUP	INSURANCE COMPANIES	OTHER COMPANIES	TOTAL	AMOUNTS AS AT 31.12.2006 TOTAL
1. Debt securities	**19,394,336**	**129,363**	**437,073**	**19,960,772**	**16,606,436**
a) Governments and central banks	10,319,046	129,363	-	10,448,409	10,261,021
b) Other public-sector entities	451,479	-	-	451,479	400,870
c) Banks	4,102,655	-	112,985	4,215,640	2,926,695
d) Other issuers	4,521,156	-	324,088	4,845,244	3,017,850
2. Equity instruments	**9,828,785**	**213**	**60**	**9,829,058**	**10,219,281**
a) Banks	2,473,586	-	-	2,473,586	1,941,906
b) Other issuers:	7,355,199	213	60	7,355,472	8,277,375
- insurance companies	*1,651,923*	-	-	*1,651,923*	*2,315,648*
- financial companies	*2,093,668*	*82*	-	*2,093,750*	*1,216,243*
- non-financial companies	*3,524,394*	*131*	-	*3,524,525*	*3,496,330*
- other	*85,214*	-	*60*	*85,274*	*1,249,154*
3. Units in investment funds	**1,890,743**	**-**	**65,196**	**1,955,939**	**2,446,327**
4. Loans	**86,344**	**-**	**-**	**86,344**	**5**
a) Governments and central banks	-	-	-	-	-
b) Other public-sector entities	-	-	-	-	-
c) Banks	-	-	-	-	-
d) Other entities	86,344	-	-	86,344	5
5. Impaired assets	**125,720**	**-**	**-**	**125,720**	**6,145**
a) Governments and central banks	-	-	-	-	-
b) Other public-sector entities	-	-	-	-	-
c) Banks	-	-	-	-	-
d) Other entities	125,720	-	-	125,720	6,145
6. Assets sold but not derecognised	**-**	**-**	**-**	**-**	**80,049**
a) Governments and central banks	-	-	-	-	80,049
b) Other public-sector entities	-	-	-	-	-
c) Banks	-	-	-	-	-
d) Other issuers	-	-	-	-	-
Total	**31,325,928**	**129,576**	**502,329**	**31,957,833**	**29,358,243**

4.3 Available-for-sale financial assets: hedged

ASSETS/TYPE OF HEDGING	AMOUNTS AS AT 31.12.2007 HEDGED ASSETS FAIR VALUE	CASH FLOW	AMOUNTS AS AT 31.12.2006 HEDGED ASSETS FAIR VALUE	CASH FLOW
1. Debt securities	2,578,998	218,754	2,940,463	-
2. Equity instruments	227,593	80	128,758	765,968
3. Units in investments funds	120,225	-	25,682	-
4. Loans	-	-	-	-
5. Portfolio	-	-	-	-
Total	**2,926,816**	**218,834**	**3,094,903**	**765,968**

Part B) Consolidated Balance Sheet - Asset (Continued)

4.3.1 Banking Group Portion

	AMOUNTS AS AT 31.12.2007 HEDGED ASSETS		AMOUNTS AS AT 31.12.2006 HEDGED ASSETS	
ASSETS/TYPE OF HEDGING	FAIR VALUE	CASH FLOW	FAIR VALUE	CASH FLOW
1. Debt securities	2,578,998	218,754	2,940,463	-
2. Equity instruments	227,593	20	128,758	765,968
3. Units in investments funds	120,225	-	25,682	-
4. Loans	-	-	-	-
5. Portfolio	-	-	-	-
Total	**2,926,816**	**218,774**	**3,094,903**	**765,968**

4.3.2 Insurance Companies Portion

No amounts are included in Insurance Companies Portion.

4.3.3 Other Companies Portion

	AMOUNTS AS AT 31.12.2007 HEDGED ASSETS		AMOUNTS AS AT 31.12.2006 HEDGED ASSETS	
ASSETS/TYPE OF HEDGING	FAIR VALUE	CASH FLOW	FAIR VALUE	CASH FLOW
1. Debt securities	-	-	-	-
2. Equity instruments	-	60	-	-
3. Units in investments funds	-	-	-	-
4. Loans	-	-	-	-
5. Portfolio	-	-	-	-
Total	**-**	**60**	**-**	**-**

4.4 Available-for-sale financial assets: subject to micro-hedging

	AMOUNTS AS AT 31.12.2007				AMOUNTS AS AT 31.12.2006
ITEMS/VALUES	BANKING GROUP	INSURANCE COMPANIES	OTHER COMPANIES	TOTAL	TOTAL
1. Financial assets subject to micro-hedging of fair value	**2,926,816**	**-**	**-**	**2,926,816**	**3,094,903**
a) Interest rate risk	2,444,170	-	-	2,444,170	2,784,398
b) Price risk	228,536	-	-	228,536	154,178
c) Currency risk	159,603	-	-	159,603	156,064
d) Credit risk	93,877	-	-	93,877	-
e) Multiple risks	630	-	-	630	263
2. Financial assets subject to micro-hedging of cash flows	**218,774**	**-**	**60**	**218,834**	**765,968**
a) Interest rate risk	218,754	-	-	218,754	-
b) Currency risk	-	-	-	-	-
c) Other	20	-	60	80	765,968
Total	**3,145,590**	**-**	**60**	**3,145,650**	**3,860,871**

4.5 Available-for-sale financial assets (other than assets sold and not derecognised or impaired assets): annual changes

	CHANGES IN 2007				
	DEBT SECURITIES	EQUITY INSTRUMENTS	UNITS IN INVESTMENT FUNDS	LOANS	TOTAL
A. Opening balance	**16,606,436**	**10,219,281**	**2,446,327**	**5**	**29,272,049**
B. Increases	**25,897,899**	**8,814,670**	**1,119,265**	**86,682**	**35,918,516**
B.1 Purchases	22,315,438	5,404,402	922,601	30,783	28,673,224
B.2 Positive changes in fair value	28,530	451,110	6,990	582	487,212
B.3 Write-backs	194,843	478,467	10,959	-	684,269
- through profit or loss	*5,405*	-	*52*	-	*5,457*
- in equity	*189,438*	*478,467*	*10,907*	-	*678,812*
B.4 Transfers from other portfolios	-	1,184,259	-	-	1,184,259
B.5 Other changes	3,359,088	1,296,432	178,715	55,317	4,889,552
C. Decreases	**22,543,563**	**9,204,893**	**1,609,653**	**343**	**33,358,452**
C.1 Sales	9,894,311	5,485,332	132,479	-	15,512,122
C.2 Redemptions	8,509,554	7,384	24,230	333	8,541,501
C.3 Negative changes in fair value	338,969	332,863	5,257	-	677,089
C.4 Impairment	228,837	376,144	35,011	-	639,992
- through profit or loss	*49,432*	*19,392*	*19,000*	-	*87,824*
- in equity	*179,405*	*356,752*	*16,011*	-	*552,168*
C.5 Transfers to other portfolios	737,827	1,405,393	-	-	2,143,220
C.6 Other changes	2,834,065	1,597,777	1,412,676	10	5,844,528
D. Closing balance	**19,960,772**	**9,829,058**	**1,955,939**	**86,344**	**31,832,113**

4.5.1 Banking Group Portion

	CHANGES IN 2007				
	DEBT SECURITIES	EQUITY INSTRUMENTS	UNITS IN INVESTMENT FUNDS	LOANS	TOTAL
A. Opening balance	**16,496,601**	**10,218,865**	**2,445,864**	**5**	**29,161,335**
B. Increases	**25,161,097**	**8,814,649**	**1,054,513**	**86,682**	**35,116,941**
B.1 Purchases	22,034,913	5,404,402	922,601	30,783	28,392,699
B.2 Positive changes in fair value	28,530	451,110	6,990	582	487,212
B.3 Write-backs	190,831	478,467	10,959	-	680,257
- through profit or loss	*1,393*	-	*52*	-	*1,445*
- in equity	*189,438*	*478,467*	*10,907*	-	*678,812*
B.4 Transfers from other portfolios	-	1,184,259	-	-	1,184,259
B.5 Other changes	2,906,823	1,296,411	113,963	55,317	4,372,514
C. Decreases	**22,263,362**	**9,204,729**	**1,609,634**	**343**	**33,078,068**
C.1 Sales	9,868,045	5,485,185	132,479	-	15,485,709
C.2 Redemptions	8,442,366	7,384	24,230	333	8,474,313
C.3 Negative changes in fair value	295,432	332,863	5,239	-	633,534
C.4 Impairment	228,837	376,144	35,010	-	639,991
- through profit or loss	*49,432*	*19,392*	*19,000*	-	*87,824*
- in equity	*179,405*	*356,752*	*16,010*	-	*552,167*
C.5 Transfers to other portfolios	737,827	1,405,380	-	-	2,143,207
C.6 Other changes	2,690,855	1,597,773	1,412,676	10	5,701,314
D. Closing balance	**19,394,336**	**9,828,785**	**1,890,743**	**86,344**	**31,200,208**

Part B) Consolidated Balance Sheet - Asset (Continued)

4.5.2 Insurance companies portion

	CHANGES IN 2007				
	DEBT SECURITIES	EQUITY INSTRUMENTS	UNITS IN INVESTMENT FUNDS	LOANS	TOTAL
A. Opening balance	**109,108**	**197**	-	-	**109,305**
B. Increases	**36,327**	**21**	-	-	**36,348**
B.1 Purchases	20,183	-	-	-	20,183
B.2 Positive changes in fair value	-	-	-	-	-
B.3 Write-backs	4,012	-	-	-	4,012
- through profit or loss	*4,012*	-	-	-	*4,012*
- in equity	-	-	-	-	-
B.4 Transfers from other portfolios	-	-	-	-	-
B.5 Other changes	12,132	21	-	-	12,153
C. Decreases	**16,072**	**5**	-	-	**16,077**
C.1 Sales	-	-	-	-	-
C.2 Redemptions	6,625	-	-	-	6,625
C.3 Negative changes in fair value	9,447	-	-	-	9,447
C.4 Impairment	-	-	-	-	-
- through profit or loss	-	-	-	-	-
- in equity	-	-	-	-	-
C.5 Transfers to other portfolios	-	-	-	-	-
C.6 Other changes	-	5	-	-	5
D. Closing balance	**129,363**	**213**	-	-	**129,576**

4.5.3 Other companies portion

	CHANGES IN 2007				
	DEBT SECURITIES	EQUITY INSTRUMENTS	UNITS IN INVESTMENT FUNDS	LOANS	TOTAL
A. Opening balance	**727**	**219**	**463**	-	**1,409**
B. Increases	**700,475**	-	**64,752**	-	**765,227**
B.1 Purchases	260,342	-	-	-	260,342
B.2 Positive changes in fair value	-	-	-	-	-
B.3 Write-backs	-	-	-	-	-
- through profit or loss	-	-	-	-	-
- in equity	-	-	-	-	-
B.4 Transfers from other portfolios	-	-	-	-	-
B.5 Other changes	440,133	-	64,752	-	504,885
C. Decreases	**264,129**	**159**	**19**	-	**264,307**
C.1 Sales	26,266	147	-	-	26,413
C.2 Redemptions	60,563	-	-	-	60,563
C.3 Negative changes in fair value	34,090	-	18	-	34,108
C.4 Impairment	-	-	1	-	1
- through profit or loss	-	-	-	-	-
- in equity	-	-	*1*	-	*1*
C.5 Transfers to other portfolios	-	13	-	-	13
C.6 Other changes	143,210	(1)	-	-	143,209
D. Closing balance	**437,073**	**60**	**65,196**	-	**502,329**

Section 5 - Held-to-maturity investments - Item 50

No significant impact from entry of the former Capitalia Group.

5.1 Held-to-maturity investments: product breakdown

	AMOUNTS AS AT 31.12.2007								AMOUNTS AS AT 31.12.2006	
	BANKING GROUP		INSURANCE COMPANIES		OTHER COMPANIES		TOTAL		TOTAL	
TYPE OF TRANSACTIONS/ VALUES	CARRYING AMOUNT	FAIR VALUE	CARRYING AMOUNT	FAIR VALUE	CARRYING AMOUNT	FAIR VALUE	CARRYING AMOUNT	FAIR VALUE	CARRYING AMOUNT	FAIR VALUE
1. Debt securities	10,782,837	10,830,924	-	-	216,809	216,809	10,999,646	11,047,733	10,751,602	10,867,258
1.1 Structured securities	*70,219*	*68,965*	-	-	-	-	*70,219*	*68,965*	*424,606*	*427,640*
1.2 Other securities	*10,712,618*	*10,761,959*	-	-	*216,809*	*216,809*	*10,929,427*	*10,978,768*	*10,326,996*	*10,439,618*
2. Loans	-	-	-	-	-	-	-	-	455	455
3. Impaired assets	16,793	16,793	-	-	-	-	16,793	16,793	-	-
4. Assets sold but not derecognised	715,105	750,033	-	-	-	-	715,105	750,033	-	-
Total	**11,514,735**	**11,597,750**	**-**	**-**	**216,809**	**216,809**	**11,731,544**	**11,814,559**	**10,752,057**	**10,867,713**

Fair value determination criteria are disclosed in Part A - Accounting Policies.

5.2 Held-to-maturity investments: breakdown by issuer/borrower

	AMOUNTS AS AT 31.12.2007				AMOUNTS AS AT
TYPE OF TRANSACTIONS/VALUES	BANKING GROUP	INSURANCE COMPANIES	OTHER COMPANIES	TOTAL	31.12.2006 TOTAL
1. Debt securities	**10,782,837**	**-**	**216,809**	**10,999,646**	**10,751,602**
a) Governments and central banks	7,506,037	-	-	7,506,037	7,109,163
b) Other public-sector entities	212,121	-	13,731	225,852	348,893
c) Banks	1,313,486	-	-	1,313,486	1,304,818
d) Other issuers	1,751,193	-	203,078	1,954,271	1,988,728
2. Loans	**-**	**-**	**-**	**-**	**455**
a) Governments and central banks	-	-	-	-	-
b) Other public-sector entities	-	-	-	-	-
c) Banks	-	-	-	-	455
d) Other entities	-	-	-	-	-
3. Impaired assets	**16,793**	**-**	**-**	**16,793**	**-**
a) Governments and central banks	-	-	-	-	-
b) Other public-sector entities	-	-	-	-	-
c) Banks	-	-	-	-	-
d) Other entities	16,793	-	-	16,793	-
4. Assets sold but not derecognised	**715,105**	**-**	**-**	**715,105**	**-**
a) Governments and central banks	715,105	-	-	715,105	-
b) Other public-sector entities	-	-	-	-	-
c) Banks	-	-	-	-	-
d) Other entities	-	-	-	-	-
Total	**11,514,735**	**-**	**216,809**	**11,731,544**	**10,752,057**

Part B) Consolidated Balance Sheet - Asset (Continued)

5.3 Held-to-maturity investments: hedged

TYPES OF TRANSACTIONS/INSTRUMENTS	AMOUNTS AS AT 31.12.2007	31.12.2006
1. Debt securities	87,932	-
2. Loans	-	-
3. Impaired assets	-	-
4. Assets sold but not derecognised	-	-
Total	**87,932**	**-**

5.4 Held-to-maturity investments (other than assets sold but not derecognised or impaired assets): annual changes

	CHANGES IN 2007		
	DEBT SECURITIES	LOANS	TOTAL
A. Opening balance	**10,751,602**	**455**	**10,752,057**
B. Increases	**10,165,125**	**-**	**10,165,125**
B.1 Purchases	8,436,822	-	8,436,822
B.2 Write-backs	10,669	-	10,669
B.3 Transfers from other portfolios	727,634	-	727,634
B.4 Other changes	990,000	-	990,000
C. Decreases	**9,917,081**	**455**	**9,917,536**
C.1 Sales	48,843	-	48,843
C.2 Redemptions	7,810,287	-	7,810,287
C.3 Write-downs	65,052	-	65,052
C.4 Transfers to other portfolios	454,584	-	454,584
C.5 Other changes	1,538,315	455	1,538,770
D. Closing balance	**10,999,646**	**-**	**10,999,646**

Section 6 - Loans and receivables with banks - Item 60

The December 31, 2007 balance excluding the former Capitalia Group was €104.3 billion, up by over €20 billion over 2006.

This increase was mainly due to increased business with the former Capitalia Group banks, not elided in the figure relating to the previous UniCredit Group, and the compulsory reserve paid by the Parent for the former Capitalia Group banks. Net of these elements the change over 2006 would have been €9 billion.

6.1 Loans and receivables with banks: product breakdown

TYPE OF TRANSACTIONS/VALUES	AMOUNTS AS AT 31.12.2007	AMOUNTS AS AT 31.12.2006
A. Loans to Central Banks	**30,431,775**	**12,369,921**
1. Time deposits	327,231	240,267
2. Compulsory reserves	25,519,071	11,083,248
3. Repos	1,120,483	512,824
4. Other	3,464,990	533,582
B. Loans to Banks	**69,580,041**	**71,345,515**
1. Current accounts and demand deposits	18,668,788	14,672,736
2. Time deposits	17,600,128	14,283,854
3. Other loans	32,451,321	41,638,155
3.1 Repos	*21,009,354*	*25,853,405*
3.2 Finance leases	*5,918*	*3,116*
3.3 Other	*11,436,049*	*15,781,634*
4. Debt securities	825,393	684,995
4.1 Structured	*659*	-
4.2 Other	*824,734*	*684,995*
5. Impaired assets	33,637	65,775
6. Assets sold not derecognised	774	-
Total (carrying amount)	**100,011,816**	**83,715,436**
Total (fair value)	**100,098,960**	**83,701,088**

6.1.1 Banking Group Portion

TYPES OF TRANSACTIONS/VALUES	AMOUNTS AS AT 31.12.2007	AMOUNTS AS AT 31.12.2006
A. Loans to Central Banks	**30,431,775**	**12,369,921**
1. Time deposits	327,231	240,267
2. Compulsory reserves	25,519,071	11,083,248
3. Repos	1,120,483	512,824
4. Other	3,464,990	533,582
B. Loans to Banks	**69,521,731**	**71,306,092**
1. Current accounts and demand deposits	18,618,146	14,666,984
2. Time deposits	17,592,460	14,275,049
3. Other loans	32,451,321	41,613,289
3.1 Repos	*21,009,354*	*25,832,749*
3.2 Finance leases	*5,918*	*3,116*
3.3 Other	*11,436,049*	*15,777,424*
4. Debt securities	825,393	684,995
4.1 Structured	*659*	-
4.2 Other	*824,734*	*684,995*
5. Impaired assets	33,637	65,775
6. Assets sold not derecognised	774	-
Total (carrying amount)	**99,953,506**	**83,676,013**
Total (fair value)	**100,040,651**	**83,661,665**

Part B) Consolidated Balance Sheet - Asset (CONTINUED)

6.1.2 Insurance Companies portion

TYPES OF TRANSACTIONS/VALUES	AMOUNTS AS AT 31.12.2007	AMOUNTS AS AT 31.12.2006
A. Loans to Central Banks	**-**	**-**
1. Time deposits	-	-
2. Compulsory reserves	-	-
3. Repos	-	-
4. Other	-	-
B. Loans to Banks	**17,351**	**17,764**
1. Current accounts and demand deposits	10,235	4,749
2. Time deposits	7,116	8,805
3. Other loans	-	4,210
3.1 Repos	-	-
3.2 Finance leases	-	-
3.3 Other	-	*4,210*
4. Debt securities	-	-
4.1 Structured	-	-
4.2 Other	-	-
5. Impaired assets	-	-
6. Assets sold not derecognised	-	-
Total (carrying amount)	**17,351**	**17,764**
Total (fair value)	**17,350**	**17,764**

6.1.3 Other Companies Portion

TYPES OF TRANSACTIONS/VALUES	AMOUNTS AS AT 31.12.2007	AMOUNTS AS AT 31.12.2006
A. Loans to Central Banks	**-**	**-**
1. Time deposits	-	-
2. Compulsory reserves	-	-
3. Repos	-	-
4. Other	-	-
B. Loans to Banks	**40,959**	**21,659**
1. Current accounts and demand deposits	40,407	1,003
2. Time deposits	552	-
3. Other loans	-	20,656
3.1 Repos	-	*20,656*
3.2 Finance leases	-	-
3.3 Other	-	-
4. Debt securities	-	-
4.1 Structured	-	-
4.2 Other	-	-
5. Impaired assets	-	-
6. Assets sold not derecognised	-	-
Total (carrying amount)	**40,959**	**21,659**
Total (fair value)	**40,959**	**21,659**

6.2 Loans and receivables with banks: subject to micro-hedging

TYPE OF TRANSACTIONS/VALUES	AMOUNTS AS AT	
	31.12.2007	31.12.2006
1. Loans and receivables subject to micro-hedging of fair value	**250,598**	**18,871**
a) Interest rate risk	127,806	17,222
b) Currency risk	334	1,623
c) Credit risk	37,004	26
d) Multiple risks	85,454	-
2. Loans and receivables subject to micro-hedging of cash flows	**94,897**	**348,856**
a) Interest rate risk	61,735	306,583
b) Currency risk	-	326
c) Other	33,162	41,947
Total	**345,495**	**367,727**

6.2.1 Banking Group Portion

TYPE OF TRANSACTIONS/VALUES	AMOUNTS AS AT	
	31.12.2007	31.12.2006
1. Loans and receivables subject to micro-hedging of fair value	**249,419**	**18,845**
a) Interest rate risk	126,954	17,222
b) Currency risk	7	1,623
c) Credit risk	37,004	-
d) Multiple risks	85,454	-
2. Loans and receivables subject to micro-hedging of cash flows	**91,817**	**348,606**
a) Interest rate risk	61,735	306,583
b) Currency risk	-	326
c) Other	30,082	41,697
Total	**341,236**	**367,451**

6.2.2 Insurance companies portion

There are no loans or receivables with banks subject to micro-hedging.

6.2.3 Other Companies Portion

TYPE OF TRANSACTIONS/VALUES	AMOUNTS AS AT	
	31.12.2007	31.12.2006
1. Loans and receivables subject to micro-hedging of fair value	**1,179**	**26**
a) Interest rate risk	852	-
b) Currency risk	327	-
c) Credit risk	-	26
d) Multiple risks	-	-
2. Loans and receivables subject to micro-hedging of cash flows	**3,080**	**250**
a) Interest rate risk	-	-
b) Currency risk	-	-
c) Other	3,080	250
Total	**4,259**	**276**

Part B) Consolidated Balance Sheet - Asset (Continued)

6.3 Finance leases: banks

LESSOR INFORMATION	AMOUNTS AS AT 31.12.2007 MINIMUM LEASE PAYMENTS	AMOUNTS AS AT 31.12.2007 PRESENT VALUE OF MINIMUM LEASE PAYMENTS	AMOUNTS AS AT 31.12.2006 MINIMUM LEASE PAYMENTS	AMOUNTS AS AT 31.12.2006 PRESENT VALUE OF MINIMUM LEASE PAYMENTS
Amounts receivable under finance leases:				
Up to 12 months	2,112	1,869	2,043	2,037
From 1 to 5 years	4,883	4,504	1,097	1,079
Later than 5 years	224	215	-	-
Total gross/net investment value	**7,219**	**6,588**	**3,140**	**3,116**
of which:				
Unguaranteed residual values of assets leased under finance leases	489	468	-	-
Less: Unearned finance income (by remaining maturity)	**(631)**	**X**	**(24)**	**X**
Present value of minimum lease payments receivable (net investment in the lease)	**6,588**	**6,588**	**3,116**	**3,116**

Section 7 - Loans and receivables with customers - Item 70

The December 31, 2007 balance excluding the former Capitalia Group was €475.9 billion, up by over €34 billion over 2006.

7.1 Loans and receivables with customers: product breakdown

TYPE OF TRANSACTIONS/VALUES	AMOUNTS AS AT 31.12.2007	AMOUNTS AS AT 31.12.2006
1. Current accounts	64,143,731	58,772,529
2. Repos	4,551,816	3,183,279
3. Mortgages	201,838,460	165,093,886
4. Credit cards and personal loans, incl. loans guaranteed by salary	20,912,542	13,911,419
5. Finance leases	22,974,387	14,358,301
6. Factoring	3,960,683	2,091,737
7. Other transactions	206,579,822	149,208,999
8. Debt securities	2,505,449	592,232
8.1 Structured securities	*1,594*	-
8.2 Other debt securities	*2,503,855*	*592,232*
9. Impaired assets	16,745,558	14,237,288
10. Assets sold but not derecognised	29,993,678	19,870,358
Total (carrying amount)	**574,206,126**	**441,320,028**
Total (fair value)	**579,213,608**	**445,388,438**

The item 8.2 Other Debt Securities includes €913,213 arising from the "Trevi Finance", "Trevi Finance 2" and "Trevi Finance 3" securitization transactions, in respect of which the underlying assets were not re-recognized in the accounts, since the transactions date from before January 1, 2002 (see also section 4 - Loans and Receivables in Part A) Accounting Principles). The assets underlying these securitisation transactions are non-performing loans.

Had these assets been re-recognized in the accounts, item 10. Assets Sold But Not Derecognised would have increased by €1,369,698 i.e., the book value of these impaired loans on the balance-sheet date, whereas their face value was €5,122,185.

7.1.1 Banking Group Portion

TYPES OF TRANSACTIONS/VALUES	AMOUNTS AS AT 31.12.2007	31.12.2006
1. Current accounts	64,097,681	58,632,684
2. Repos	4,551,816	3,183,279
3. Mortgages	201,838,460	165,093,886
4. Credit cards and personal loans, incl. loans guaranteed by salary	20,912,542	13,911,419
5. Finance leases	22,974,387	14,358,301
6. Factoring	3,960,683	2,091,737
7. Other transactions	202,126,124	149,203,222
8. Debt securities	2,505,449	592,232
8.1 Structured securities	*1,594*	-
8.2 Other debt securities	*2,503,855*	*592,232*
9. Impaired assets	16,745,300	14,237,048
10. Assets sold but not derecognised	29,993,678	19,870,358
Total (carrying amount)	**569,706,120**	**441,174,166**
Total (fair value)	**574,713,499**	**445,242,576**

7.1.2 Insurance Companies portion

TYPES OF TRANSACTIONS/VALUES	AMOUNTS AS AT 31.12.2007	31.12.2006
1. Current accounts	46,050	139,845
2. Repos	-	-
3. Mortgages	-	-
4. Credit cards and personal loans, incl. loans guaranteed by salary	-	-
5. Finance leases	-	-
6. Factoring	-	-
7. Other transactions	-	-
8. Debt securities	-	-
8.1 Structured securities	-	-
8.2 Other debt securities	-	-
9. Impaired assets	258	240
10. Assets sold but not derecognised	-	-
Total (carrying amount)	**46,308**	**140,085**
Total (fair value)	**46,411**	**140,085**

Part B) Consolidated Balance Sheet - Asset (Continued)

7.1.3 Other Companies Portion

TYPES OF TRANSACTIONS/VALUES	AMOUNTS AS AT 31.12.2007	AMOUNTS AS AT 31.12.2006
1. Current accounts	-	-
2. Repos	-	-
3. Mortgages	-	-
4. Credit cards and personal loans, incl. loans guaranteed by salary	-	-
5. Finance leases	-	-
6. Factoring	-	-
7. Other transactions	4,453,698	5,777
8. Debt securities	-	-
8.1 Structured securities	-	-
8.2 Other debt securities	-	-
9. Impaired assets	-	-
10. Assets sold but not derecognised	-	-
Total (carrying amount)	**4,453,698**	**5,777**
Total (fair value)	**4,453,698**	**5,777**

7.2 Loans and receivables with customers: breakdown by issuer/borrower

TYPE OF TRANSACTIONS/VALUES	AMOUNTS AS AT 31.12.2007	AMOUNTS AS AT 31.12.2006
1. Debt securities	**2,505,449**	**592,232**
a) Governments	231,040	177,561
b) Other public-sector entities	198,764	179,293
c) Other issuers	2,075,645	235,378
- non-financial companies	*53,027*	*34,060*
- financial companies	*1,932,334*	*149,228*
- insurance companies	*90,284*	*45,000*
- other	-	*7,090*
2. Loans to:	**524,961,441**	**406,620,150**
a) Governments	11,296,546	10,578,759
b) Other public-sector entities	12,020,934	8,489,730
c) Other entities	501,643,961	387,551,661
- non-financial companies	*311,630,390*	*230,310,874*
- financial companies	*26,915,804*	*23,494,721*
- insurance companies	*1,534,770*	*1,034,840*
- other	*161,562,997*	*132,711,226*
3. Impaired assets:	**16,745,558**	**14,237,288**
a) Governments	49,846	48,858
b) Other public-sector entities	117,284	123,948
c) Other entities	16,578,428	14,064,482
- non-financial companies	*12,400,941*	*9,659,472*
- financial companies	*182,466*	*470,373*
- insurance companies	*59,720*	*41,483*
- other	*3,935,301*	*3,893,154*
4. Assets sold but not derecognised:	**29,993,678**	**19,870,358**
a) Governments	-	-
b) Other public-sector entities	381	-
c) Other entities	29,993,297	19,870,358
- non-financial companies	*13,964,196*	*5,916,784*
- financial companies	*262,737*	*32,771*
- insurance companies	*17,566*	*10*
- other	*15,748,798*	*13,920,793*
Total	**574,206,126**	**441,320,028**

Part B) Consolidated Balance Sheet - Asset (Continued)

7.2.1 Banking Group Portion

TYPE OF TRANSACTIONS/VALUES	AMOUNTS AS AT 31.12.2007	AMOUNTS AS AT 31.12.2006
1. Debt securities	**2,505,449**	**592,232**
a) Governments	231,040	177,561
b) Other public-sector entities	198,764	179,293
c) Other issuers	2,075,645	235,378
- non-financial companies	*53,027*	*34,060*
- financial companies	*1,932,334*	*149,228*
- insurance companies	*90,284*	*45,000*
- other	-	*7,090*
2. Loans to:	**520,461,693**	**406,474,528**
a) Governments	11,296,546	10,578,759
b) Other public-sector entities	12,020,934	8,489,730
c) Other entities	497,144,213	387,406,039
- non-financial companies	*307,827,346*	*230,310,874*
- financial companies	*26,269,431*	*23,494,659*
- insurance companies	*1,534,516*	*1,034,764*
- other	*161,512,920*	*132,565,742*
3. Impaired assets:	**16,745,300**	**14,237,048**
a) Governments	49,846	48,858
b) Other public-sector entities	117,284	123,948
c) Other entities	16,578,170	14,064,242
- non-financial companies	*12,400,941*	*9,659,472*
- financial companies	*182,466*	*470,373*
- insurance companies	*59,720*	*41,483*
- other	*3,935,043*	*3,892,914*
4. Assets sold but not derecognised:	**29,993,678**	**19,870,358**
a) Governments	-	-
b) Other public-sector entities	381	-
c) Other entities	29,993,297	19,870,358
- non-financial companies	*13,964,196*	*5,916,784*
- financial companies	*262,737*	*32,771*
- insurance companies	*17,566*	*10*
- other	*15,748,798*	*13,920,793*
Total	**569,706,120**	**441,174,166**

7.2.2 Insurance Companies portion

TYPE OF TRANSACTIONS/VALUES	AMOUNTS AS AT 31.12.2007	31.12.2006
1. Debt securities	**-**	**-**
a) Governments	-	-
b) Other public-sector entities	-	-
c) Other issuers	-	-
- non-financial companies	-	-
- financial companies	-	-
- insurance companies	-	-
- other	-	-
2. Loans to:	**46,050**	**139,845**
a) Governments	-	-
b) Other public-sector entities	-	-
c) Other entities	46,050	139,845
- non-financial companies	-	-
- financial companies	*2,700*	*62*
- insurance companies	*254*	*76*
- other	*43,096*	*139,707*
3. Impaired assets:	**258**	**240**
a) Governments	-	-
b) Other public-sector entities	-	-
c) Other entities	258	240
- non-financial companies	-	-
- financial companies	-	-
- insurance companies	-	-
- other	*258*	*240*
4. Assets sold but not derecognised:	**-**	**-**
a) Governments	-	-
b) Other public-sector entities	-	-
c) Other entities	-	-
- non-financial companies	-	-
- financial companies	-	-
- insurance companies	-	-
- other	-	-
Total	**46,308**	**140,085**

Part B) Consolidated Balance Sheet - Asset (Continued)

7.2.3 Other Companies Portion

TYPE OF TRANSACTIONS/VALUES	AMOUNTS AS AT 31.12.2007	31.12.2006
1. Debt securities	**-**	**-**
a) Governments	-	-
b) Other public-sector entities	-	-
c) Other issuers	-	-
- non-financial companies	-	-
- financial companies	-	-
- insurance companies	-	-
- other	-	-
2. Loans to:	**4,453,698**	**5,777**
a) Governments	-	-
b) Other public-sector entities	-	-
c) Other entities	4,453,698	5,777
- non-financial companies	*3,803,044*	-
- financial companies	*643,673*	-
- insurance companies	-	-
- other	*6,981*	*5,777*
3. Impaired assets:	**-**	**-**
a) Governments	-	-
b) Other public-sector entities	-	-
c) Other entities	-	-
- non-financial companies	-	-
- financial companies	-	-
- insurance companies	-	-
- other	-	-
4. Assets sold but not derecognised:	**-**	**-**
a) Governments	-	-
b) Other public-sector entities	-	-
c) Other entities	-	-
- non-financial companies	-	-
- financial companies	-	-
- insurance companies	-	-
- other	-	-
Total	**4,453,698**	**5,777**

7.3 Loans and receivables with customers: subject to micro-hedging

TYPES OF TRANSACTIONS/VALUES	AMOUNTS AS AT 31.12.2007	31.12.2006
1. Loans and receivables subject to micro-hedging of fair value	**1,819,160**	**581,679**
a) Interest rate risk	840,912	329,382
b) Currency risk	307	-
c) Credit risk	1,529	-
d) Multiple risks	976,412	252,297
2. Loans and receivables subject to micro-hedging of cash flows	**561,563**	**423,975**
a) Interest rate risk	-	196,993
b) Currency risk	-	68,090
c) Other	561,563	158,892
Total	**2,380,723**	**1,005,654**

7.3.1 Banking Group Portion

TYPES OF TRANSACTIONS/VALUES	AMOUNTS AS AT 31.12.2007	31.12.2006
1. Loans and receivables subject to micro-hedging of fair value	**1,817,041**	**581,679**
a) Interest rate risk	838,793	329,382
b) Currency risk	307	-
c) Credit risk	1,529	-
d) Multiple risks	976,412	252,297
2. Loans and receivables subject to micro-hedging of cash flows	**554,582**	**418,198**
a) Interest rate risk	-	196,993
b) Currency risk	-	68,090
c) Other	554,582	153,115
Total	**2,371,623**	**999,877**

Part B) Consolidated Balance Sheet - Asset (Continued)

7.3.2 Insurance companies portion

There are no loans or receivables with customers subject to micro hedging.

7.3.3 Other Companies Portion

TYPES OF TRANSACTIONS/VALUES	AMOUNTS AS AT 31.12.2007	31.12.2006
1. Loans and receivables subject to micro-hedging of fair value	**2,119**	**-**
a) Interest rate risk	2,119	-
b) Currency risk	-	-
c) Credit risk	-	-
d) Multiple risks	-	-
2. Loans and receivables subject to micro-hedging of cash flows	**6,981**	**5,777**
a) Interest rate risk	-	-
b) Currency risk	-	-
c) Other	6,981	5,777
Total	**9,100**	**5,777**

7.4 Finance leases: customers

LESSOR INFORMATION	AMOUNTS AS AT 31.12.2007 MINIMUM LEASE PAYMENTS	PRESENT VALUE OF MINIMUM LEASE PAYMENTS
Amounts receivable under finance leases:		
Up to 12 months	7,182,015	6,162,036
From 1 to 5 years	16,706,662	14,275,042
Over 5 years	11,290,001	9,667,497
Total gross/net investment value	**35,178,678**	**30,104,575**
of which:		
Unguaranteed residual values of assets leased under finance leases	4,372,974	4,200,572
Less: Unearned finance income (by remaining maturity)	**(5,074,103)**	**X**
Present value of minimum lease payments receivable (net investment in the lease)	**30,104,575**	**30,104,575**

The minimum lease payments also include the portion of the agreements classified as assets sold but non derecognised.

Section 8 - Hedging derivatives - Item 80

8.1 Hedging derivatives: breakdown by contract and underlying assets

	AMOUNTS AS AT 31.12.2007					
TYPE OF DERIVATIVES/UNDERLYING ASSETS	INTEREST RATES	CURRENCY AND GOLD	EQUITY INSTRUMENTS	LOANS	OTHER	TOTAL
A) Listed						
1) Financial derivatives	**18,044**	**6,275**	**-**	**-**	**-**	**24,319**
• with underlying asset exchange	-	-	-	-	-	-
- purchased options	-	-	-	-	-	-
- other derivatives	-	-	-	-	-	-
• with no underlying asset exchange	18,044	6,275	-	-	-	24,319
- purchased options	-	-	-	-	-	-
- other derivatives	*18,044*	*6,275*	-	-	-	*24,319*
2) Credit derivatives	**-**	**-**	**-**	**-**	**-**	**-**
• with underlying asset exchange	-	-	-	-	-	-
• with no underlying asset exchange	-	-	-	-	-	-
Total A	**18,044**	**6,275**	**-**	**-**	**-**	**24,319**
B) Unlisted						
1) Financial derivatives	**1,766,389**	**147,611**	**574,510**	**-**	**-**	**2,488,510**
• with underlying asset exchange	11,606	29,784	76,474	-	-	117,864
- purchased options	-	-	*73,421*	-	-	*73,421*
- other derivatives	*11,606*	*29,784*	*3,053*	-	-	*44,443*
• with no underlying asset exchange	1,754,783	117,827	498,036	-	-	2,370,646
- purchased options	*4,146*	*23,636*	*2,508*	-	-	*30,290*
- other derivatives	*1,750,637*	*94,191*	*495,528*	-	-	*2,340,356*
2) Credit derivatives	**-**	**-**	**-**	**-**	**-**	**-**
• with underlying asset exchange	-	-	-	-	-	-
• with no underlying asset exchange	-	-	-	-	-	-
Total B	**1,766,389**	**147,611**	**574,510**	**-**	**-**	**2,488,510**
Total (A+B)	**1,784,433**	**153,886**	**574,510**	**-**	**-**	**2,512,829**
Total (A+B) 31/12/2006	**2,041,453**	**194,772**	**404,336**	**-**	**369,000**	**3,009,561**

Part B) Consolidated Balance Sheet - Asset (Continued)

8.1.1 Banking Group Portion

	AMOUNTS AS AT 31.12.2007					
TYPE OF DERIVATIVES/UNDERLYING ASSETS	INTEREST RATES	CURRENCY AND GOLD	EQUITY INSTRUMENTS	LOANS	OTHER	TOTAL
A) Listed						
1) Financial derivatives	**18,044**	**6,275**	**-**	**-**	**-**	**24,319**
• with underlying asset exchange	-	-	-	-	-	-
- purchased options	-	-	-	-	-	-
- other derivatives	-	-	-	-	-	-
• with no underlying asset exchange	18,044	6,275	-	-	-	24,319
- purchased options	-	-	-	-	-	-
- other derivatives	*18,044*	*6,275*	-	-	-	*24,319*
2) Credit derivatives	-	-	-	-	-	-
• with underlying asset exchange	-	-	-	-	-	-
• with no underlying asset exchange	-	-	-	-	-	-
Total A	**18,044**	**6,275**	**-**	**-**	**-**	**24,319**
B) Unlisted						
1) Financial derivatives	**1,766,389**	**147,611**	**574,510**	**-**	**-**	**2,488,510**
• with underlying asset exchange	11,606	29,784	76,474	-	-	117,864
- purchased options	-	-	*73,421*	-	-	*73,421*
- other derivatives	*11,606*	*29,784*	*3,053*	-	-	*44,443*
• with no underlying asset exchange	1,754,783	117,827	498,036	-	-	2,370,646
- purchased options	*4,146*	*23,636*	*2,508*	-	-	*30,290*
- other derivatives	*1,750,637*	*94,191*	*495,528*	-	-	*2,340,356*
2) Credit derivatives	-	-	-	-	-	-
• with underlying asset exchange	-	-	-	-	-	-
• with no underlying asset exchange	-	-	-	-	-	-
Total B	**1,766,389**	**147,611**	**574,510**	**-**	**-**	**2,488,510**
Total (A+B)	**1,784,433**	**153,886**	**574,510**	**-**	**-**	**2,512,829**
Total (A+B) 31/12/2006	**2,040,688**	**194,772**	**404,336**	**-**	**369,000**	**3,008,796**

8.1.2 Insurance companies portion

There are no hedging derivatives held by insurance companies.

8.1.3 Other Companies portion						
	AMOUNTS AS AT 31.12.2007					
TYPE OF DERIVATIVES/UNDERLYING ASSETS	INTEREST RATES	CURRENCY AND GOLD	EQUITY INSTRUMENTS	LOANS	OTHER	TOTAL
A) Listed						
1) Financial derivatives	-	-	-	-	-	-
• with underlying asset exchange	-	-	-	-	-	-
- *purchased options*	-	-	-	-	-	-
- *other derivatives*	-	-	-	-	-	-
• with no underlying asset exchange	-	-	-	-	-	-
- *purchased options*	-	-	-	-	-	-
- *other derivatives*	-	-	-	-	-	-
2) Credit derivatives	-	-	-	-	-	-
• with underlying asset exchange	-	-	-	-	-	-
• with no underlying asset exchange	-	-	-	-	-	-
Total A	-	-	-	-	-	-
B) Unlisted						
1) Financial derivatives	-	-	-	-	-	-
• with underlying asset exchange	-	-	-	-	-	-
- *purchased options*	-	-	-	-	-	-
- *other derivatives*	-	-	-	-	-	-
• with no underlying asset exchange	-	-	-	-	-	-
- *purchased options*	-	-	-	-	-	-
- *other derivatives*	-	-	-	-	-	-
2) Credit derivatives	-	-	-	-	-	-
• with underlying asset exchange	-	-	-	-	-	-
• with no underlying asset exchange	-	-	-	-	-	-
Total B	-	-	-	-	-	-
Total (A+B)	-	-	-	-	-	-
Total (A+B) 31/12/2006	765	-	-	-	-	765

Part B) Consolidated Balance Sheet - Asset (Continued)

8.2 Hedging derivatives: breakdown by hedged assets and risk

	AMOUNTS AS AT 31.12.2007							
	FAIR VALUE HEDGES						CASH-FLOW HEDGES	
	MICRO-HEDGE							
TRANSACTIONS/TYPES OF HEDGES	INTEREST RATE RISK	CURRENCY RISK	CREDIT RISK	PRICE RISK	MULTIPLE RISKS	MACRO-HEDGE	MICRO-HEDGE	MACRO-HEDGE
1. Available-for-sale financial assets	3,954	-	-	73,421	-	X	-	X
2. Loans and receivables	6,497	-	71	X	-	X	117,828	X
3. Held-to-maturity investments	X	-	-	X	-	X	-	X
4. Portfolio	X	X	X	X	X	204,088	X	735,307
Total assets	**10,451**	**-**	**71**	**73,421**	**-**	**204,088**	**117,828**	**735,307**
1. Financial liabilities	273,483	37,994	-	X	31,219	X	-	X
2. Portfolio	X	X	X	X	X	525,351	X	503,616
Total liabilities	**273,483**	**37,994**	**-**	**X**	**31,219**	**525,351**	**-**	**503,616**

8.2.1 Banking Group Portion

	AMOUNTS AS AT 31.12.2007							
	FAIR VALUE HEDGES						CASH-FLOW HEDGES	
	MICRO-HEDGE							
TRANSACTIONS/TYPES OF HEDGES1	INTEREST RATE RISK	CURRENCY RISK	CREDIT RISK	PRICE RISK	MULTIPLE RISKS	MACRO-HEDGE	MICRO-HEDGE	MACRO-HEDGE
1. Available-for-sale financial assets	3,954	-	-	73,421	-	X	-	X
2. Loans and receivables	6,497	-	71	X	-	X	117,828	X
3. Held-to-maturity investments	X	-	-	X	-	X	-	X
4. Portfolio	X	X	X	X	X	204,088	X	735,307
Total assets	**10,451**	**-**	**71**	**73,421**	**-**	**204,088**	**117,828**	**735,307**
1. Financial liabilities	273,483	37,994	-	X	31,219	X	-	X
2. Portfolio	X	X	X	X	X	525,351	X	503,616
Total liabilities	**273,483**	**37,994**	**-**	**X**	**31,219**	**525,351**	**-**	**503,616**

8.2.2 Insurance Companies Portion

There are no hedging derivatives held by insurance companies.

8.2.3 Other Companies Portion

There are no hedging derivatives held by other companies.

Section 9 - Changes in fair value of portfolio hedged items - Item 90

9.1 Changes to macro-hedged financial assets: breakdown by hedged portfolio

	AMOUNTS AS AT 31.12.2007			
CHANGES TO HEDGED ASSETS/ GROUP COMPONENTS	BANKING GROUP	INSURANCE COMPANIES	OTHER COMPANIES	TOTAL
1. Positive changes	**192,190**	-	-	**192,190**
1.1 of specific portfolios:	12,236	-	-	12,236
a) loans and receivables	12,236	-	-	12,236
b) available-for-sale financial assets	-	-	-	-
1.2 overall	179,954	-	-	179,954
2. Negative changes	**263,584**	-	-	**263,584**
2.1 of specific portfolios:	51,868	-	-	51,868
a) loans and receivables	51,868	-	-	51,868
b) available-for-sale financial assets	-	-	-	-
2.2 overall	211,716	-	-	211,716
Total	**(71,394)**	-	-	**(71,394)**

9.2 Banking group assets subject to macro-hedging of interest-rate risk: breakdown

	AMOUNTS AS AT	
HEDGED ASSETS	31.12.2007	31.12.2006
1. Loans and receivables	2,880,174	1,637,657
2. Available-for-sale financial assets	-	-
3. Portfolio	19,908,527	8,351,513
Total	**22,788,701**	**9,989,170**

Part B) Consolidated Balance Sheet - Asset (CONTINUED)

Section 10 - Investments in associates and joint ventures - Item 100

10.1 Equity investments in joint ventures (valued at equity) and companies under significant influence: information on shareholders' equity[3]

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP [1]	OWNERSHIP RELATIONSHIP HELD BY	OWNERSHIP RELATIONSHIP HOLDING %	VOTING RIGHTS[2]
VALUED AT EQUITY METHOD					
ALLIANZ ZB D.O.O. DRUSTVO ZA UPRAVLJANJE DOBROVOLJNIM	ZAGREB	8	ZAGREBACKA BANKA DD	49.00	
ALLIANZ ZB D.O.O. DRUSTVO ZA UPRAVLJANJIE OBVEZNIM	ZAGREB	8	ZAGREBACKA BANKA DD	49.00	
AVIVA SPA	MILAN	8	UNICREDIT BANCA SPA	49.00	
BANK FUR TIROL UND VORARLBERG AKTIENGESELLSCHAFT	INNSBRUCK	8	BANK AUSTRIA CREDITANSTALT AG	9.85	4.93
			CABET-HOLDING-AKTIENGESELLSCHAFT	37.53	
BANQUE DE COMMERCE ET DE PLACEMENTS SA	GENÈVE	8	YAPI VE KREDI BANKASI AS	30.67	
BAUSPARKASSE WUSTENROT AKTIENGESELLSCHAFT	SALZSBURG	8	BANK AUSTRIA CREDITANSTALT AG	24.10	
BIURO INFORMACJI KREDYTOWEJ SA	WARSZAWA	8	BANK PEKAO SA	30.71	
BKS BANK AG (EHEM.BANK FUR KARNTEN UND STEIERMARK AG)	KLAGENFURT	8	BANK AUSTRIA CREDITANSTALT AG	8.02	7.36
			CABET-HOLDING-AKTIENGESELLSCHAFT	28.01	
CA IMMOBILIEN ANLAGEN AKTIENGESELLSCHAFT	VIENNA	8	BANK AUSTRIA CREDITANSTALT AG	10.01	
CAPITALIA ASSICURAZIONI S.P.A.	MILAN	8	UNICREDIT SPA	49.00	
CENTRAL POLAND FUND LLC	DELAWARE	1	BANK PEKAO SA	53.19	
CNP UNICREDIT VITA S.P.A.	MILAN	8	FINECO VERWALTUNG AG	21.88	
			UNICREDIT SPA	16.92	
COMPAGNIA ITALPETROLI S.P.A.	ROME	8	UNICREDIT BANCA DI ROMA S.P.A. (formerly BANCA DI ROMA S.P.A.)	49.00	
CONSORZIO CARICESE	BOLOGNA	8	BANCA AGRICOLA COMMERCIALE DELLA R.S.M. SA	0.17	
			UNICREDIT BANCA D IMPRESA SPA	0.07	
			UNICREDIT BANCA PER LA CASA SPA	0.07	
			UNICREDIT BANCA SPA	0.07	
			UNICREDIT CONSUMER FINANCING BANK SPA (formerly UNICREDIT CLARIMA S.P.A.)	0.07	
			UNICREDIT PRIVATE BANKING SPA	0.07	
			UNICREDIT SPA	33.11	
			UNICREDIT XELION BANCA SPA	0.07	
CONSORZIO SE.TEL. SERVIZI TELEMATICI IN LIQUIDAZIONE	NAPLES	8	QUERCIA SOFTWARE SPA	33.33	
CREDITRAS ASSICURAZIONI SPA	MILAN	8	UNICREDIT BANCA SPA	50.00	
CREDITRAS VITA SPA	MILAN	8	UNICREDIT BANCA SPA	50.00	
DA VINCI S.R.L.	ROME	8	FONDO SIGMA	25.00	
EUROPROGETTI & FINANZA S.P.A.	ROME	8	MCC - MEDIOCREDITO CENTRALE S.P.A.	39.79	
FIDIA SGR SPA	MILAN	8	UNICREDIT SPA	50.00	
G.B.S. - GENERAL BROKER SERVICE S.P.A.	ROME	8	UNICREDIT SPA	20.00	
KRAJOWA IZBA ROZLICZENIOWA SA	WARSZAWA	8	BANK PEKAO SA	34.44	

10.1 Equity investments in joint ventures (valued at equity) and companies under significant influence: information on shareholders' equity[3] continued

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP [1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS[2]
MALGARA FINANZIARIA SRL	TREVISO	8	UNICREDIT BANCA DI ROMA S.P.A. (formerly BANCA DI ROMA S.P.A.)	49.00	
MILANO EST S.P.A.	MILAN	8	UNICREDIT SPA	34.63	
NUOVA TEATRO ELISEO S.P.A.	ROME	8	UNICREDIT SPA	41.01	
OAK RIDGE INVESTMENT LLC	WILMINGTON	8	PIONEER INSTITUTIONAL ASSET MANAGEMENT INC	49.00	
OBERBANK AG	LINZ	8	BANK AUSTRIA CREDITANSTALT AG	4.20	1.48
			CABET-HOLDING-AKTIENGESELLSCHAFT	29.24	32.90
OESTERREICHISCHE KONTROLLBANK AKTIENGESELLSCHAFT	VIENNA	8	BANK AUSTRIA CREDITANSTALT AG	16.14	
			CABET-HOLDING-AKTIENGESELLSCHAFT	24.75	
			SCHOELLERBANK AKTIENGESELLSCHAFT	8.26	
PIRELLI PEKAO REAL ESTATE SP. Z O.O.	WARSZAWA	8	BANK PEKAO SA	25.00	
QUANTA S.P.A.	MILAN	8	CAPITALIA MERCHANT S.P.A.	25.00	
RAMIUS HVB PARTNERS LLC	NEW YORK	8	HVB ALTERNATIVE ADVISORS LLC	50.00	
S.S.I.S. - SOCIETA SERVIZI INFORMATICI SAMMARINESE SPA	BORGO MAGGIORE	8	BANCA AGRICOLA COMMERCIALE DELLA R.S.M. SA	50.00	
SE.TE.SI. SERVIZI TELEMATICI SICILIANI S.P.A.	PALERMO	8	BANCO DI SICILIA S.P.A.	40.49	
SOCIETÀ GESTIONE PER IL REALIZZO SPA	ROME	8	BANCO DI SICILIA S.P.A.	4.23	
			BIPOP CARIRE S.P.A.	0.08	
			IRFIS - MEDIOCREDITO DELLA SICILIA S.P.A.	0.05	
			UNICREDIT BANCA SPA	6.32	
			UNICREDIT SPA	15.74	
SOCIETÀ ITALIANA DI MONITORAGGIO S.P.A.	ROME	8	CAPITALIA MERCHANT S.P.A.	24.30	
SVILUPPO GLOBALE GEIE	ROME	8	UNICREDIT SPA	25.00	
TECNOSERVIZI MOBILI S.R.L.	ROME	8	UNICREDIT SPA	49.00	
UNICREDIT (SUISSE) TRUST SA	LUGANO	1	UNICREDIT (SUISSE) BANK SA	100.00	
UNICREDIT (U.K.) TRUST SERVICES LTD	LONDON	1	UNICREDIT PRIVATE BANKING SPA	100.00	
UNICREDIT AUDIT (IRELAND) LTD	DUBLIN	1	UNICREDIT AUDIT SPA	100.00	
UNICREDIT CHINA CAPITAL LTD	HONG KONG	1	BAYERISCHE HYPO UND VEREINSBANK A.G.	51.00	
UPI POSLOVNI SISTEM DOO	SARAJEVO	1	UNICREDIT ZAGREBACKA BANKA DD (now UNICREDIT BANK DD)	48.80	
			ZANE BH DOO	20.63	
YAPI KREDI KORAY GAYRIMENKUL YATIRIM ORTAKLIGI AS	ISTANBUL	8	YAPI VE KREDI BANKASI AS	30.45	

1. Type of relationship:
   1 = majority of voting rights at ordinary shareholders' meeting
   8 = associate company
2. Voting rights available in general meeting. Voting rights are disclosed only if different from the percentage of ownership.
3. Besides above-mentioned companies, there are companies totally controlled and under significant influence valued at cost.

Determination criteria for the scope of consolidation and reasons why a company is under joint control or under significant influence, are disclosed in Part A - Accouting Policies (Section 3 - Financial assets at fair value through profit or loss)

Part B) Consolidated Balance Sheet - Asset (CONTINUED)

10.2 Equity investments in companies under joint control and in companies under significant influence: accounting information

NAME	TOTAL ASSETS	TOTAL REVENUES	NET PROFIT (LOSS)	SHAREHOLDERS' EQUITY	CONSOLIDATED CARRYING VALUE	NOTES
A. EQUITY METHOD						
A.2 Companies under significant influence						
ALLIANZ ZB D.O.O. DRUSTVO ZA UPRAVLJANJE DOBROVOLJNIM	22.722	11.956	6.105	20.452	10.022	
ALLIANZ ZB D.O.O. DRUSTVO ZA UPRAVLJANJIE OBVEZNIM	1.989	1.809	49	1.150	564	
AVIVA SPA	9.559.731	1.863.570	26.911	717.447	353.901	(1)
BANK FUR TIROL UND VORARLBERG AKTIENGESELLSCHAFT	8.070.000	51.739	51.739	538.421	276.388	(1)
BANQUE DE COMMERCE ET DE PLACEMENTS SA	1.345.361	89.525	6.156	75.190	9.431	
BAUSPARKASSE WUSTENROT AKTIENGESELLSCHAFT	5.663.000	20.643	20.643	332.508	80.144	
BIURO INFORMACJI KREDYTOWEJ SA	25.262	4.582	4.582	12.424	3.816	
BKS BANK AG (EHEM.BANK FUR KARNTEN UND STEIERMARK AG)	5.624.400	51.489	51.489	464.546	173.013	(1)
CA IMMOBILIEN ANLAGEN AKTIENGESELLSCHAFT	3.447.086	-	(138)	1.881.255	201.893	(1)
CAPITALIA ASSICURAZIONI S.P.A.	61.609	-	-	10.615	5.202	(2)
CNP UNICREDIT VITA S.P.A.	13.907.133	-	-	439.374	231.324	(1/2)
COMPAGNIA ITALPETROLI S.P.A.	239.841	-	-	23.658	11.593	(2)
CONSORZIO CARICESE	9.754	25.390	-	1.624	547	
CONSORZIO SE.TEL. SERVIZI TELEMATICI IN LIQUIDAZIONE	112	-	-	17	6	
CREDITRAS ASSICURAZIONI SPA	200.351	53.597	6.542	24.103	12.051	
CREDITRAS VITA SPA	20.411.668	6.609.380	85.616	542.834	271.417	
DA VINCI S.R.L.	112.122	89.832	(3.592)	31.649	7.912	(2)
EUROPROGETTI & FINANZA S.P.A.	47.294	-	-	9.831	3.911	(2)
FIDIA SGR SPA	11.811	1.082	(2.675)	9.296	4.648	
G.B.S. - GENERAL BROKER SERVICE S.P.A.	9.206	-	-	1.273	255	(2)
KRAJOWA IZBA ROZLICZENIOWA SA	29.782	6.028	6.028	24.818	8.548	
MALGARA FINANZIARIA SRL	73.271	-	-	16.997	8.328	(2)
MILANO EST S.P.A.	9.896	8	(3.053)	821	285	(2)
NUOVA TEATRO ELISEO S.P.A.	5.078	-	-	1.085	445	(2)
OAK RIDGE INVESTMENT LLC	3.560	5.745	5.745	1.787	12.714	(1)
OBERBANK AG	14.236.909	91.114	91.114	884.926	348.289	(1)
OESTERREICHISCHE KONTROLLBANK AKTIENGESELLSCHAFT	32.800.000	60.480	60.480	436.474	228.270	(1)
PIRELLI PEKAO REAL ESTATE SP. Z O.O.	37.227	13.921	13.921	24.856	6.214	
QUANTA S.P.A.	24.442	-	-	7.814	1.953	(2)
RAMIUS HVB PARTNERS LLC	78.096	13.918	13.918	78.097	33.847	
S.S.I.S. - SOCIETA SERVIZI INFORMATICI SAMMARINESE SPA	2.594	69	50	697	349	
SE.TE.SI. SERVIZI TELEMATICI SICILIANI S.P.A.	9.311	-	-	3.013	1.220	(2)
SOCIETÀ GESTIONE PER IL REALIZZO SPA	59.247	-	-	51.909	13.714	(2)
SOCIETÀ ITALIANA DI MONITORAGGIO S.P.A.	5.084	-	-	219	53	(2)
SVILUPPO GLOBALE GEIE	81	136	33	63	16	
TECNOSERVIZI MOBILI S.R.L.	11.284	-	-	(7.254)	-	(2)
YAPI KREDI KORAY GAYRIMENKUL YATIRIM ORTAKLIGI AS	154.090	11.978	6.977	64.754	8.063	
A.3 Controlled companies						
CENTRAL POLAND FUND LLC	1.186	-	(18)	1.185	116	
UNICREDIT (SUISSE) TRUST SA	415	733	63	201	201	
UNICREDIT (U.K.) TRUST SERVICES LTD	179	115	1	125	125	
UNICREDIT AUDIT (IRELAND) LTD	560	1.677	3	33	33	
UNICREDIT CHINA CAPITAL LTD	97	703	(207)	(266)	2.090	(1)
UPI POSLOVNI SISTEM DOO	2.466	832	22	2.439	1.693	

(10.2 Equity investments in companies under joint control and in companies under significant influence: accounting information) continued

DENOMINAZIONI	TOTAL ASSETS	TOTAL REVENUES	NET PROFIT (LOSS)	SHAREHOLDERS' EQUITY	CONSOLIDATED CARRYING VALUE	NOTES
B. COMPANIES AT PROPORTIONAL METHOD						
B.1 Companies under joint control						
KOC FINANSAL HIZMETLER AS	2.166.119	56.898	54.020	2.110.450	-	
ORBIT ASSET MANAGEMENT LIMITED	592	5.138	-	32	-	
STICHTING CUSTODY SERVICES KBN	125	-	-	125	-	
TLX SPA	7.421	10.454	-	4.868	-	
YAPI KREDI AZERBAIJAN	80.125	8.651	3.469	9.876	-	
YAPI KREDI BANK DEUTSCHLAND AG	47.100	4.025	(1.222)	44.679	-	
YAPI KREDI BANK NEDERLAND NV	1.458.977	98.839	13.211	141.748	-	
YAPI KREDI EMEKLILIK AS	377.662	101.619	25.361	58.898	-	
YAPI KREDI FAKTORING AS	509.533	64.429	11.060	62.757	-	
YAPI KREDI FINANSAL KIRALAMA AO	1.434.082	149.585	73.814	323.200	-	
YAPI KREDI HOLDING BV	50.904	2.484	2.410	50.866	-	
YAPI KREDI MOSCOW	157.115	16.078	4.876	40.684	-	
YAPI KREDI PORTFOY YONETIMI AS	45.639	38.998	25.028	36.738	-	
YAPI KREDI SIGORTA AS	377.317	279.814	17.124	142.970	-	
YAPI KREDI YATIRIM MENKUL DEGERLER AS	156.763	57.097	27.170	122.553	-	
YAPI KREDI YATIRIM ORTAKLIGI AS	35.103	8.214	7.420	34.992	-	
YAPI VE KREDI BANKASI AS	29.273.831	4.206.079	408.080	3.163.140	-	

1. Includes positive differences in net equity

2. Entities included since the Capitalia merger. For the entities whose accounts are not approved at the time of consolidation, revenues and gain/loss are not indicated. Please see above Part A) Accounting policies – Section 3 Scope of consolidation.

10.3 Equity investments: annual changes

	CHANGES IN 2007				CHANGES IN 2006
	BANKING GROUP	INSURANCE COMPANIES	OTHER COMPANIES	TOTAL	TOTAL
A. Opening balance	**3,040,697**	**2,352**	**43,240**	**3,086,289**	**3,418,287**
B. Increases	**977,952**	**60,847**	**16,372**	**1,055,171**	**685,127**
B.1 Purchases	500,114	-	-	500,114	187,432
B.2 Write-backs	2,636	-	-	2,636	1,613
B.3 Revaluation	-	-	-	-	-
B.4 Other changes	475,202	60,847	16,372	552,421	496,082
C. Decreases	**974,594**	**-**	**772**	**975,366**	**1,017,125**
C.1 Sales	232,440	-	420	232,860	428,182
C.2 Write-downs	14,979	-	-	14,979	45,305
C.3 Other changes	727,175	-	352	727,527	543,638
D. Closing balance	**3,044,055**	**63,199**	**58,840**	**3,166,094**	**3,086,289**
E. Total revaluation	**-**	**-**	**-**	**-**	**1,613**
F. Total write-downs	**56,315**	**-**	**-**	**56,315**	**29,877**

10.4 / 10.5 / 10.6 Commitments relating to equity investments in subsidiaries / joint ventures / companies under significant influence

There are no commitments relating to equity investments subsidiaries, in joint ventures or in companies under significant influence.

Part B) Consolidated Balance Sheet - Asset (Continued)

Section 11 - Insurance reserves attributable to reinsurers - Item 110

11.1 Insurance reserves attributed to reinsurers: breakdown

	AMOUNTS AS AT	
	31.12.2007	31.12.2006
A. Non-life business	**-**	**-**
A1. Provision for unearned premiums	-	-
A2. Provision for outstanding claims	-	-
A3. Other insurance provisions	-	-
B. Life business	**115**	**300**
B1. Mathematical provisions	-	-
B2. Provision for outstanding claims	-	-
B3. Other insurance provisions	115	300
C. Provision for policies where the investment risk is borne by the policyholders	**-**	**-**
C1. Provision for policies where the performance is connected to investment funds and market indices	-	-
C2. Provision for pension funds	-	-
D. Total insurance reserves attributable to reinsurers	**115**	**300**

11.2 Change in item 110 Technical reserves attributed to reinsurers

	AMOUNTS AS AT 31.12.2007							
	NON-LIFE BUSINESS			LIFE BUSINESS			PROVISION FOR POLICIES WHERE THE INVESTMENT RISK IS BORNE BY THE POLICYHOLDERS	
	PROVISION FOR UNEARNED PREMIUMS	PROVISION FOR OUTSTANDING CLAIMS	OTHER INSURANCE PROVISIONS	MATHEMATICAL PROVISIONS	PROVISION FOR OUTSTANDING CLAIMS	OTHER INSURANCE PROVISIONS	RELATING TO POLICIES WHERE THE PERFORMANCE IS CONNECTED TO INVESTMENT FUNDS AND MARKET INDICES	PROVISION FOR PENSION FUNDS
Amounts ceded to reinsurers from insurance provisions - opening balance	**-**	**-**	**-**	**-**	**-**	**300**	**-**	**-**
a) Increases	-	-	-	-	-	141	-	-
b) Decreases	-	-	-	-	-	326	-	-
Amounts ceded to reinsurers from insurance provisions - closing balance	**-**	**-**	**-**	**-**	**-**	**115**	**-**	**-**

Section 12 - Property, plant and equipment - Item 120

The December 31, 2007 balance excluding the former Capitalia Group was €10.4 billion, up by €1.8 billion over 2006. The increase was mainly due to consolidation of the property investments held by the EURO ImmoProfil fund, which occurred on December 31, 2007.

12.1 Property, plant and equipment assets: breakdown of assets carried at cost

ASSETS/VALUES	AMOUNTS AS AT 31.12.2007 BANKING GROUP	INSURANCE COMPANIES	OTHER COMPANIES	TOTAL	AMOUNTS AS AT 31.12.2006 TOTAL
A. Assets for operational use					
1.1 Owned	**11,107,400**	**9,238**	**359,940**	**11,476,578**	**7,489,563**
a) Land	2,292,203	7	58,971	2,351,181	1,342,377
b) Buildings	4,103,907	7,965	282,734	4,394,606	3,158,298
c) Office furniture and fittings	279,727	760	949	281,436	179,945
d) Electronic systems	555,261	247	3,009	558,517	462,979
e) Other	3,876,302	259	14,277	3,890,838	2,345,964
1.2 Leased	**101,711**	**248**	**972**	**102,931**	**102,510**
a) Land	10,685	-	-	10,685	10,710
b) Buildings	74,680	-	-	74,680	74,610
c) Office furniture and fittings	188	54	263	505	492
d) Electronic systems	1,357	194	683	2,234	872
e) Other	14,801	-	26	14,827	15,826
Total A	**11,209,111**	**9,486**	**360,912**	**11,579,509**	**7,592,073**
B. Held-for-investment assets					
2.1 Owned	**738,933**	**1,526**	**658,293**	**1,398,752**	**1,023,387**
a) Land	229,816	-	355,312	585,128	412,167
b) Buildings	509,117	1,526	302,981	813,624	611,220
2.2 Leased	-	-	-	-	-
a) Land	-	-	-	-	-
b) Buildings	-	-	-	-	-
Total B	**738,933**	**1,526**	**658,293**	**1,398,752**	**1,023,387**
Total (A+B)	**11,948,044**	**11,012**	**1,019,205**	**12,978,261**	**8,615,460**

A.1.1 e) conventionally includes assets to be leased and assets under construction to be leased.

Part B) Consolidated Balance Sheet - Asset (Continued)

12.2 Tangible assets: breakdown of assets designated at fair value or revalued

ASSETS/VALUES	AMOUNTS AS AT 31.12.2007 BANKING GROUP	INSURANCE COMPANIES	OTHER COMPANIES	TOTAL	AMOUNTS AS AT 31.12.2006 TOTAL
A. Assets for operational use					
1.1 Owned	-	-	-	-	-
a) Land	-	-	-	-	-
b) Buildings	-	-	-	-	-
c) Office furniture and fittings	-	-	-	-	-
d) Electronic systems	-	-	-	-	-
e) Other	-	-	-	-	-
1.2 Leased	-	-	-	-	-
a) Land	-	-	-	-	-
b) Buildings	-	-	-	-	-
c) Office furniture and fittings	-	-	-	-	-
d) Electronic systems	-	-	-	-	-
e) Other	-	-	-	-	-
Total A	-	-	-	-	-
B. Held-for-investment assets					
2.1 Owned	-	-	**1,458,713**	**1,458,713**	-
a) Land	-	-	331,643	331,643	-
b) Buildings	-	-	1,127,070	1,127,070	-
2.2 Leased	-	-	-	-	-
a) Land	-	-	-	-	-
b) Buildings	-	-	-	-	-
Total B	-	-	**1,458,713**	**1,458,713**	-
Total (A+B)	-	-	**1,458,713**	**1,458,713**	-

Under IAS 40.32A the Group uses the revaluation model (fair value) to measure investment properties linked with liabilities which pay a return linked to the fair value of the investments in question.

12.3 Property, plant and equipment used in the business: annual changes

	CHANGES IN 2007					
	LAND	BUILDINGS	OFFICE FURNITURE AND FITTINGS	ELECTRONIC SYSTEMS	OTHER	TOTAL
A. Gross opening balance	**1,353,087**	**5,770,551**	**839,547**	**2,198,182**	**3,991,727**	**14,153,094**
A.1 Total net reduction in value	-	(2,537,643)	(659,110)	(1,734,331)	(1,629,937)	(6,561,021)
A.2 Net opening balance	1,353,087	3,232,908	180,437	463,851	2,361,790	7,592,073
B. Increases	**1,085,883**	**1,948,217**	**226,030**	**491,161**	**8,386,489**	**12,137,780**
B.1 Purchases	1,036,758	1,368,375	88,789	297,632	8,003,452	10,795,006
B.2 Capitalised expenditure on improvements	-	6,894	6	8	195	7,103
B.3 Write-backs	-	1,142	126	167	279	1,714
B.4 Increase in fair value:	-	-	-	-	-	-
a) in equity	-	-	-	-	-	-
b) through profit or loss	-	-	-	-	-	-
B.5 Positive Exchange differences	3,556	42,452	1,145	8,180	5,795	61,128
B.6 Transfer from properties held for investment	11,066	13,509	-	-	-	24,575
B.7 Other changes	34,503	515,845	135,964	185,174	376,768	1,248,254
C. Reductions	**77,104**	**711,839**	**124,526**	**394,261**	**6,842,614**	**8,150,344**
C.1 Disposals	26,628	95,278	27,868	7,839	72,385	229,998
C.2 Depreciation	-	162,815	53,537	201,842	270,411	688,605
C.3 Impairment losses:	113	4,268	9,389	611	45,810	60,191
a) in equity	-	-	-	-	-	-
b) through profit or loss	*113*	*4,268*	*9,389*	*611*	*45,810*	*60,191*
C.4 Reductions of fair value:	-	-	-	-	-	-
a) in equity	-	-	-	-	-	-
b) through profit or loss	-	-	-	-	-	-
C.5 Negative exchange differences	1,258	12,770	1,938	2,901	1,885	20,752
C.6 Transfers to:	12,816	127,092	2,804	23,972	12,388	179,072
a) property, plant and equipment held for investment	*7,489*	*13,551*	-	-	-	*21,040*
b) assets held for sale	*5,327*	*113,541*	*2,804*	*23,972*	*12,388*	*158,032*
C.7 Other changes	36,289	309,616	28,990	157,096	6,439,735	6,971,726
D. Net final balance	**2,361,866**	**4,469,286**	**281,941**	**560,751**	**3,905,665**	**11,579,509**
D.1 Total net reduction in value	-	(2,590,452)	(954,326)	(1,694,580)	(1,926,630)	(7,165,988)
D.2 Gross closing balance	2,361,866	7,059,738	1,236,267	2,255,331	5,832,295	18,745,497
E. Carried at cost*	-	-	-	-	-	-

* The Group does not use the revaluation model (fair value) to measure tangible assets held for use in the business.

Row A.1 and D.1 - Total net reduction in value - show the total allowance for depreciation and total impairment.

Part B) Consolidated Balance Sheet - Asset (CONTINUED)

12.3.1 Banking Group Portion

	CHANGES IN 2007					
	LAND	BUILDINGS	OFFICE FURNITURE AND FITTINGS	ELECTRONIC SYSTEMS	OTHER	TOTAL
A. Gross opening balance	**1,322,865**	**5,573,983**	**828,487**	**2,193,365**	**3,636,079**	**13,554,779**
A.1 Total net reduction in value	-	(2,456,022)	(651,992)	(1,730,667)	(1,532,374)	(6,371,055)
A.2 Net opening balance	1,322,865	3,117,961	176,495	462,698	2,103,705	7,183,724
B. Increases	**1,057,127**	**1,753,280**	**224,170**	**486,900**	**8,368,622**	**11,890,099**
B.1 Purchases	1,028,272	1,306,366	88,034	296,285	7,997,977	10,716,934
B.2 Capitalised expenditure on improvements	-	6,894	6	8	-	6,908
B.3 Write-backs	-	1,123	126	167	279	1,695
B.4 Increase in fair value:	-	-	-	-	-	-
a) in equity	-	-	-	-	-	-
b) through profit or loss	-	-	-	-	-	-
B.5 Positive Exchange differences	3,543	41,697	1,079	8,052	5,755	60,126
B.6 Transfer from properties held for investment	3,594	2,333	-	-	-	5,927
B.7 Other changes	21,718	394,867	134,925	182,388	364,611	1,098,509
C. Reductions	**77,104**	**692,654**	**120,750**	**392,980**	**6,581,224**	**7,864,712**
C.1 Disposals	26,628	95,278	27,868	7,839	39,288	196,901
C.2 Depreciation	-	153,243	52,696	200,688	234,996	641,623
C.3 Impairment losses:	113	4,268	9,389	611	45,810	60,191
a) in equity	-	-	-	-	-	-
b) through profit or loss	*113*	*4,268*	*9,389*	*611*	*45,810*	*60,191*
C.4 Reductions of fair value:	-	-	-	-	-	-
a) in equity	-	-	-	-	-	-
b) through profit or loss	-	-	-	-	-	-
C.5 Negative exchange differences	1,258	12,733	1,938	2,901	1,885	20,715
C.6 Transfers to:	12,816	121,388	2,804	23,972	12,388	173,368
a) property, plant and equipment held for investment	*7,489*	*13,551*	-	-	-	*21,040*
b) assets held for sale	*5,327*	*107,837*	*2,804*	*23,972*	*12,388*	*152,328*
C.7 Other changes	36,289	305,744	26,055	156,969	6,246,857	6,771,914
D. Net final balance	**2,302,888**	**4,178,587**	**279,915**	**556,618**	**3,891,103**	**11,209,111**
D.1 Total net reduction in value	-	(2,422,387)	(944,304)	(1,688,219)	(1,903,317)	(6,958,227)
D.2 Gross closing balance	2,302,888	6,600,974	1,224,219	2,244,837	5,794,420	18,167,338
E. Carried at cost*	-	-	-	-	-	-

* The Group does not use the revaluation model (fair value) to measure tangible assets held for use in the business.
Rows A.1 and D.1 - Total net reduction in value - show the total allowance for depreciation and total impairment.

12.3.2 Insurance companies portion

	CHANGES IN 2007					
	LAND	BUILDINGS	OFFICE FURNITURE AND FITTINGS	ELECTRONIC SYSTEMS	OTHER	TOTAL
A. Gross opening balance	**6**	**9,587**	**6,529**	**2,503**	**2,689**	**21,314**
A.1 Total net reduction in value	-	(2,241)	(5,785)	(2,034)	(2,293)	(12,353)
A.2 Net opening balance	6	7,346	744	469	396	8,961
B. Increases	**1**	**818**	**415**	**244**	**62**	**1,540**
B.1 Purchases	-	37	338	198	27	600
B.2 Capitalised expenditure on improvements	-	-	-	-	-	-
B.3 Write-backs	-	19	-	-	-	19
B.4 Increase in fair value:	-	-	-	-	-	-
a) in equity	-	-	-	-	-	-
b) through profit or loss	-	-	-	-	-	-
B.5 Positive Exchange differences	1	633	64	38	28	764
B.6 Transfer from properties held for investment	-	-	-	-	-	-
B.7 Other changes	-	129	13	8	7	157
C. Reductions	**-**	**199**	**345**	**272**	**199**	**1,015**
C.1 Disposals	-	-	-	-	7	7
C.2 Depreciation	-	199	338	260	192	989
C.3 Impairment losses:	-	-	-	-	-	-
a) in equity	-	-	-	-	-	-
b) through profit or loss	-	-	-	-	-	-
C.4 Reductions of fair value:	-	-	-	-	-	-
a) in equity	-	-	-	-	-	-
b) through profit or loss	-	-	-	-	-	-
C.5 Negative exchange differences	-	-	-	-	-	-
C.6 Transfers to:	-	-	-	-	-	-
a) property, plant and equipment held for investment	-	-	-	-	-	-
b) assets held for sale	-	-	-	-	-	-
C.7 Other changes	-	-	7	12	-	19
D. Net final balance	**7**	**7,965**	**814**	**441**	**259**	**9,486**
D.1 Total net reduction in value	-	(2,356)	(6,719)	(2,516)	(1,775)	(13,366)
D.2 Gross closing balance	7	10,321	7,533	2,957	2,034	22,852
E. Carried at cost*	-	-	-	-	-	-

* The Group does not use the revaluation model (fair value) to measure tangible assets held for use in the business.
Rows A.1 and D.1 - Total net reduction in value - show the total allowance for depreciation and total impairment.

Part B) Consolidated Balance Sheet - Asset (Continued)

12.3.3 Other companies portion

	CHANGES IN 2007					
	LAND	BUILDINGS	OFFICE FURNITURE AND FITTINGS	ELECTRONIC SYSTEMS	OTHER	TOTAL
A. Gross opening balance	**30,216**	**186,981**	**4,531**	**2,314**	**352,959**	**577,001**
A.1 Total net reduction in value	-	(79,380)	(1,333)	(1,630)	(95,270)	(177,613)
A.2 Net opening balance	30,216	107,601	3,198	684	257,689	399,388
B. Increases	**28,755**	**194,119**	**1,445**	**4,017**	**17,805**	**246,141**
B.1 Purchases	8,486	61,972	417	1,149	5,448	77,472
B.2 Capitalised expenditure on improvements	-	-	-	-	195	195
B.3 Write-backs	-	-	-	-	-	-
B.4 Increase in fair value:	-	-	-	-	-	-
a) in equity	-	-	-	-	-	-
b) through profit or loss	-	-	-	-	-	-
B.5 Positive Exchange differences	12	122	2	90	12	238
B.6 Transfer from properties held for investment	7,472	11,176	-	-	-	18,648
B.7 Other changes	12,785	120,849	1,026	2,778	12,150	149,588
C. Reductions	-	**18,986**	**3,431**	**1,009**	**261,191**	**284,617**
C.1 Disposals	-	-	-	-	33,090	33,090
C.2 Depreciation	-	9,373	503	894	35,223	45,993
C.3 Impairment losses:	-	-	-	-	-	-
a) in equity	-	-	-	-	-	-
b) through profit or loss	-	-	-	-	-	-
C.4 Reductions of fair value:	-	-	-	-	-	-
a) in equity	-	-	-	-	-	-
b) through profit or loss	-	-	-	-	-	-
C.5 Negative exchange differences	-	37	-	-	-	37
C.6 Transfers to:	-	5,704	-	-	-	5,704
a) property, plant and equipment held for investment	-	-	-	-	-	-
b) assets held for sale	-	*5,704*	-	-	-	*5,704*
C.7 Other changes	-	3,872	2,928	115	192,878	199,793
D. Net final balance	**58,971**	**282,734**	**1,212**	**3,692**	**14,303**	**360,912**
D.1 Total net reduction in value	-	(165,709)	(3,303)	(3,845)	(21,538)	(194,395)
D.2 Gross closing balance	58,971	448,443	4,515	7,537	35,841	555,307
E. Carried at cost*	-	-	-	-	-	-

* The Group does not use the revaluation model (fair value) to measure tangible assets held for use in the business.
Rows A.1 and D.1 - Total net reduction in value - show the total allowance for depreciation and total impairment.

12.4 Property, plant and equipment held for investment: annual changes

	CHANGES IN 2007							
	BANKING GROUP		INSURANCE COMPANIES		OTHER COMPANIES		TOTAL	
	LAND	BUILDINGS	LAND	BUILDINGS	LAND	BUILDINGS	TERRENI	FABBRICATI
A. Opening balances	**52,320**	**185,899**	**-**	**1,414**	**359,847**	**423,907**	**412,167**	**611,220**
B. Increases	**186,685**	**876,623**	**-**	**149**	**363,941**	**1,135,302**	**550,626**	**2,012,074**
B.1 Purchases	178,560	745,871	-	2	21,612	5,513	200,172	751,386
B.2 Capitalised expenditure on improvements	-	6,795	-	-	-	-	-	6,795
B.3 Increases in fair value	-	-	-	-	-	-	-	-
B.4 Write-backs	-	236	-	-	10,645	-	10,645	236
B.5 Positive exchange differences	146	1,342	-	122	1	63	147	1,527
B.6 Transfer from properties used in the business	7,489	13,551	-	-	-	-	7,489	13,551
B.7 Other changes	490	108,828	-	25	331,683	1,129,726	332,173	1,238,579
C. Reductions	**9,189**	**553,405**	**-**	**37**	**36,833**	**129,158**	**46,022**	**682,600**
C1. Disposals	3,664	403,645	-	-	3,833	10,644	7,497	414,289
C.2 Depreciation	-	96,062	-	37	-	6,832	-	102,931
C.3 Reductions in fair value	-	-	-	-	-	-	-	-
C.4 Impairment losses	-	410	-	-	1,542	-	1,542	410
C.5 Negative exchange differences	135	952	-	-	-	-	135	952
C.6 Transfers to:	4,806	3,668	-	-	31,458	11,176	36,264	14,844
a) Properties used in the business	3,594	2,333	-	-	7,472	11,176	11,066	13,509
b) Non current assets classified as held for sale	1,212	1,335	-	-	23,986	-	25,198	1,335
C.7 Other changes	584	48,668	-	-	-	100,506	584	149,174
D. Closing balances	**229,816**	**509,117**	**-**	**1,526**	**686,955**	**1,430,051**	**916,771**	**1,940,694**
E. Measured at fair value	**274,008**	**682,676**	**-**	**1,525**	**686,957**	**1,444,372**	**960,965**	**2,128,573**

12.5 Commitments to purchase property, plant and equipment

	AMOUNTS AS AT	
	31.12.2007	31.12.2006
AGGREGATE AMOUNT OF CONTRACTUAL COMMITMENTS FOR THE PURCHASE OF PROPERTY, PLANT AND EQUIPMENT	TOTAL	TOTAL
A. Contractual commitments	**57,817**	**-**

Part B) Consolidated Balance Sheet - Asset (Continued)

Section 13 - Intangible assets - Item 130

The change in this item was mainly due to the business combination with the former Capitalia Group. Specifically:

- Goodwill increased by €9.2 billion, of which €7.6 billion related to the Capitalia Group, €1.2 billion to the ATF Group, €0.2 billion to the Aton Group and €0.1 billion to ZAO UniCredit Bank (formerly International Moscow Bank);
- Other intangible assets rose by €2.3 billion (of which €2.1 billion related to assets with a finite useful life and €0.2 billion to those with an indefinite useful life). The increase in assets with a finite useful life was due as to €2 billion to the recognition of Capitalia Group client relationships and as to €0.1 billion to other assets already held by the former Capitalia Group. The increase in assets with an indefinite useful life was due recognition of Capitalia Group trademarks (€0.3 billion), net of the BPH200 trademark (€0.1 billion) reclassified in non-current disposal groups.

13.1 Intangible assets: breakdown - Item 130

	AMOUNTS AS AT 31.12.2007								AMOUNTS AS AT 31.12.2006	
	BANKING GROUP		INSURANCE COMPANIES		OTHER COMPANIES		TOTAL		TOTAL	
	FINITE LIFE	INDEFINITE LIFE	FINITE LIFE	INDEFINITE LIFE	FINITE LIFE	INDEFINITE LIFE	FINITE LIFE	INDEFINITE LIFE	FINITE LIFE	INDEFINITE LIFE
A.1 Goodwill	**X**	**19,114,880**	**X**	**-**	**X**	**524**	**X**	**19,115,404**	**X**	**9,908,473**
A.1.1 Attributable to the Group	X	19,114,880	X	-	X	524	X	19,115,404	X	9,908,473
A.1.2 Attributable to minorities	X	-	X	-	X	-	X	-	X	-
A.2 Other intangible assets:	**4,736,256**	**995,975**	**883**	**-**	**5,189**	**31**	**4,742,328**	**996,006**	**2,601,716**	**825,796**
A.2.1 Assets carried at cost	4,736,256	995,975	883	-	5,189	31	4,742,328	996,006	2,601,716	825,796
a) Intangible assets generated internally	*342,470*	-	-	-	*2,765*	-	*345,235*	-	*321,647*	-
b) Other assets	*4,393,786*	*995,975*	*883*	-	*2,424*	*31*	*4,397,093*	*996,006*	*2,280,069*	*825,796*
A.2.2 Assets valued at fair value:	-	-	-	-	-	-	-	-	-	-
a) Intangible assets generated internally	-	-	-	-	-	-	-	-	-	-
b) Other assets	-	-	-	-	-	-	-	-	-	-
Total	**4,736,256**	**20,110,855**	**883**	**-**	**5,189**	**555**	**4,742,328**	**20,111,410**	**2,601,716**	**10,734,269**

13.2 Intangible assets: annual changes

	CHANGES IN 2007					
		OTHER INTANGIBLE ASSETS				
		GENERATED INTERNALLY		OTHER		
	GOODWILL	FINITE LIFE	INDEFINITE LIFE	FINITE LIFE	INDEFINITE LIFE	TOTAL
A. Gross Opening Balance	**11,087,680**	**811,285**	**-**	**3,858,405**	**866,909**	**16,624,279**
A.1 Net reductions	(1,179,207)	(489,638)	-	(1,578,336)	(41,113)	(3,288,294)
A.2 Net opening balance	9,908,473	321,647	-	2,280,069	825,796	13,335,985
B. Increases	**9,666,454**	**144,168**	**-**	**2,859,165**	**337,381**	**13,007,168**
B.1 Purchases	9,428,551	116,181	-	2,662,958	330,574	12,538,264
B.2 Increases in intangible assets generated internally	X	6,241	-	7,289	-	13,530
B.3 Write-backs	X	-	-	412	-	412
B.4 Increase in fair value	X	-	-	-	-	-
- in equity	*X*	-	-	-	-	-
- through profit or loss	*X*	-	-	-	-	-
B.5 Positive exchange differences	167,123	71	-	14,122	71	181,387
B.6 Other changes	70,780	21,675	-	174,384	6,736	273,575
C. Reductions	**459,523**	**120,580**	**-**	**742,141**	**167,171**	**1,489,415**
C.1 Disposals	85,000	22,671	-	51,644	-	159,315
C.2 Write-downs	144,271	71,486	-	543,865	-	759,622
- Depreciation	X	70,603	-	423,583	-	494,186
- write-downs	144,271	883	-	120,282	-	265,436
+ in equity	*X*	-	-	-	-	-
+ through profit or loss	*144,271*	*883*	-	*120,282*	-	*265,436*
C.3 Reduction in fair value	X	-	-	-	-	-
- in equity	*X*	-	-	-	-	-
- through profit or loss	*X*	-	-	-	-	-
C.4 Transfers to non-current assets held for sale	105,955	-	-	83,607	138,100	327,662
C.5 Negative exchange differences	116,663	152	-	8,200	80	125,095
C.6 Other changes	7,634	26,271	-	54,825	28,991	117,721
D. Net Closing Balance	**19,115,404**	**345,235**	**-**	**4,397,093**	**996,006**	**24,853,738**
D.1 Total net write-down	(1,323,478)	(401,190)	-	(1,565,474)	-	(3,290,142)
E. Gross Closing Balance	**20,438,882**	**746,425**	**-**	**5,962,567**	**996,006**	**28,143,880**
F. Carried at cost*	-	-	-	-	-	-

*The Group does not use the revaluation model (fair value) to measure intangible assets.

Rows A.1 and D.1 Total net reduction in value - show the total allowance for depreciation of intangible assets at the beginning and at the end of the year.

Part B) Consolidated Balance Sheet - Asset (Continued)

13.2.1 Banking Group Portion

		CHANGES IN 2007				
		OTHER INTANGIBLE ASSETS				
		GENERATED INTERNALLY		OTHER		
	GOODWILL	FINITE LIFE	INDEFINITE LIFE	FINITE LIFE	INDEFINITE LIFE	TOTAL
A. Gross Opening Balance	**11,086,986**	**811,285**	**-**	**3,840,985**	**866,909**	**16,606,165**
A.1 Net reductions	(1,179,149)	(489,638)	-	(1,564,393)	(41,113)	(3,274,293)
A.2 Net opening balance	9,907,837	321,647	-	2,276,592	825,796	13,331,872
B. Increases	**9,666,454**	**141,200**	**-**	**2,856,687**	**337,350**	**13,001,691**
B.1 Purchases	9,428,551	116,181	-	2,661,948	330,574	12,537,254
B.2 Increases in intangible assets generated internally	X	6,241	-	7,289	-	13,530
B.3 Write-backs	X	-	-	412	-	412
B.4 Increase in fair value	X	-	-	-	-	-
- in equity	*X*	-	-	-	-	-
- through profit or loss	-	-	-	-	-	-
B.5 Positive exchange differences	167,123	71	-	14,050	71	181,315
B.6 Other changes	70,780	18,707	-	172,988	6,705	269,180
C. Reductions	**459,411**	**120,377**	**-**	**739,493**	**167,171**	**1,486,452**
C.1 Disposals	85,000	22,671	-	51,644	-	159,315
C.2 Write-downs	144,271	71,283	-	542,153	-	757,707
- Depreciation	X	70,400	-	422,008	-	492,408
- write-downs	144,271	883	-	120,145	-	265,299
+ in equity	*X*	-	-	-	-	-
+ through profit or loss	*144,271*	*883*	-	*120,145*	-	*265,299*
C.3 Reduction in fair value	X	-	-	-	-	-
- in equity	*X*	-	-	-	-	-
- through profit or loss	*X*	-	-	-	-	-
C.4 Transfers to non-current assets held for sale	105,955	-	-	83,607	138,100	327,662
C.5 Negative exchange differences	116,663	152	-	8,194	80	125,089
C.6 Other changes	7,522	26,271	-	53,895	28,991	116,679
D. Net Closing Balance	**19,114,880**	**342,470**	**-**	**4,393,786**	**995,975**	**24,847,111**
D.1 Total net write-down	(1,323,478)	(400,987)	-	(1,551,235)	-	(3,275,700)
E. Gross Closing Balance	**20,438,358**	**743,457**	**-**	**5,945,021**	**995,975**	**28,122,811**
F. Carried at cost*	-	-	-	-	-	-

*The Group does not use the revaluation model (fair value) to measure intangible assets.

Rows A.1 and D.1 Total net reduction in value - show the total allowance for depreciation of intangible assets at the beginning and at the end of the year.

13.2.2 Insurance Companies Portion

	CHANGES IN 2007					
		OTHER INTANGIBLE ASSETS				
		GENERATED INTERNALLY		OTHER		
	GOODWILL	FINITE LIFE	INDEFINITE LIFE	FINITE LIFE	INDEFINITE LIFE	TOTAL
A. Gross Opening Balance	-	-	-	1,296	-	1,296
A.1 Net reductions	-	-	-	(755)	-	(755)
A.2 Net opening balance	-	-	-	541	-	541
B. Increases	-	-	-	510	-	510
B.1 Purchases	-	-	-	434	-	434
B.2 Increases in intangible assets generated internally	X	-	-	-	-	-
B.3 Write-backs	X	-	-	-	-	-
B.4 Increase in fair value	X	-	-	-	-	-
- in equity	*X*	-	-	-	-	-
- through profit or loss	*X*	-	-	-	-	-
B.5 Positive exchange differences	-	-	-	57	-	57
B.6 Other changes	-	-	-	19	-	19
C. Reductions	-	-	-	168	-	168
C.1 Disposals	-	-	-	-	-	-
C.2 Write-downs	-	-	-	168	-	168
- Depreciation	X	-	-	168	-	168
- write-downs	-	-	-	-	-	-
+ in equity	*X*	-	-	-	-	-
+ through profit or loss	-	-	-	-	-	-
C.3 Reduction in fair value	X	-	-	-	-	-
- in equity	*X*	-	-	-	-	-
- through profit or loss	*X*	-	-	-	-	-
C.4 Transfers to non-current assets held for sale	-	-	-	-	-	-
C.5 Negative exchange differences	-	-	-	-	-	-
C.6 Other changes	-	-	-	-	-	-
D. Net Closing Balance	-	-	-	883	-	883
D.1 Total net write-down	-	-	-	(755)	-	(755)
E. Gross Closing Balance	-	-	-	1,638	-	1,638
F. Carried at cost*	-	-	-	-	-	-

*The Group does not use the revaluation model (fair value) to measure intangible assets.

Rows A.1 and D.1 Total net reduction in value - show the total allowance for depreciation of intangible assets at the beginning and at the end of the year.

Part B) Consolidated Balance Sheet - Asset (Continued)

13.2.3 Other Companies portion

	CHANGES IN 2007					
		OTHER INTANGIBLE ASSETS				
		GENERATED INTERNALLY		OTHER		
	GOODWILL	FINITE LIFE	INDEFINITE LIFE	FINITE LIFE	INDEFINITE LIFE	TOTAL
A. Gross Opening Balance	**694**	**-**	**-**	**16,124**	**-**	**16,818**
A.1 Net reductions	(58)	-	-	(13,188)	-	(13,246)
A.2 Net opening balance	636	-	-	2,936	-	3,572
B. Increases	**-**	**2,968**	**-**	**1,968**	**31**	**4,967**
B.1 Purchases	-	-	-	576	-	576
B.2 Increases in intangible assets generated internally	X	-	-	-	-	-
B.3 Write-backs	X	-	-	-	-	-
B.4 Increase in fair value	X	-	-	-	-	-
- in equity	*X*	-	-	-	-	-
- through profit or loss	*X*	-	-	-	-	-
B.5 Positive exchange differences	-	-	-	15	-	15
B.6 Other changes	-	2,968	-	1,377	31	4,376
C. Reductions	**112**	**203**	-	**2,480**	**-**	**2,795**
C.1 Disposals	-	-	-	-	-	-
C.2 Write-downs	-	203	-	1,544	-	1,747
- Depreciation	X	203	-	1,407	-	1,610
- write-downs	-	-	-	137	-	137
+ in equity	*X*	-	-	-	-	-
+ through profit or loss	-	-	-	*137*	-	*137*
C.3 Reduction in fair value	X	-	-	-	-	-
- in equity	*X*	-	-	-	-	-
- through profit or loss	*X*	-	-	-	-	-
C.4 Transfers to non-current assets held for sale	-	-	-	-	-	-
C.5 Negative exchange differences	-	-	-	6	-	6
C.6 Other changes	112	-	-	930	-	1,042
D. Net Closing Balance	**524**	**2,765**	**-**	**2,424**	**31**	**5,744**
D.1 Total net write-down	-	(203)	-	(13,484)	-	(13,687)
E. Gross Closing Balance	**524**	**2,968**	**-**	**15,908**	**31**	**19,431**
F. Carried at cost*	**-**	-	**-**	**-**	**-**	**-**

*The Group does not use the revaluation model (fair value) to measure intangible assets.
Rows A.1 and D.1 Total net reduction in value - show the total allowance for depreciation of intangible assets at the beginning and at the end of the year.

13.3 Other information

No significant information to report.

Section 14 - Tax assets and tax liabilities - Item 140 (assets) and 80 (liabilities)

14.1 Deferred tax assets: breakdown

	AMOUNTS AS AT 31.12.2007				AMOUNTS AS AT 31.12.2006
	BANKING GROUP	INSURANCE COMPANIES	OTHER COMPANIES	TOTAL	TOTAL
Deferred tax assets related to:					
Assets/liabilities held for trading	374,557	-	-	374,557	527,051
Other financial instruments	262,777	9	227	263,013	419,202
Property, plant and equipment / Intangible assets	137,458	371	3,385	141,214	97,434
Provisions	1,321,858	662	917	1,323,437	1,313,595
Other assets / liabilities	1,086,720	166	271	1,087,157	692,219
Loans and receivables with banks and customers	1,658,176	-	68,697	1,726,873	831,414
Tax losses carried forward	844,786	-	33,437	878,223	882,847
Other	1,643,842	512	866	1,645,220	1,994,970
Total	**7,330,174**	**1,720**	**107,800**	**7,439,694**	**6,758,732**

14.2 Deferred tax liabilities: breakdown

	AMOUNTS AS AT 31.12.2007				AMOUNTS AS AT 31.12.2006
	BANKING GROUP	INSURANCE COMPANIES	OTHER COMPANIES	TOTAL	TOTAL
Deferred tax liabilities related to:					
Loans and receivables with Banks and Customers	1,356,205	-	-	1,356,205	1,264,276
Assets/liabilities held for trading	135,673	-	61	135,734	284,803
Other financial instruments	545,446	27	1,338	546,811	1,115,847
Property, plant and equipment/intangible assets	1,796,990	156	44,407	1,841,553	1,350,966
Other assets / liabilities	302,682	-	9,098	311,780	370,381
Deposits from Banks and Customers	14,920	-	-	14,920	7,170
Other	613,291	232	349	613,872	185,400
Total	**4,765,207**	**415**	**55,253**	**4,820,875**	**4,578,843**

Part B) Consolidated Balance Sheet - Asset (Continued)

14.3 Deferred tax assets: annual changes (balancing P&L)

	CHANGES IN 2007				CHANGES IN 2006
	BANKING GROUP	INSURANCE COMPANIES	OTHER COMPANIES	TOTAL	TOTAL
1. Opening balance	**6,011,112**	**1,471**	**50,648**	**6,063,231**	**6,284,317**
2. Increases	**4,352,636**	**759**	**76,710**	**4,430,105**	**1,448,630**
2.1 Deferred tax assets arising during the year	1,539,280	350	1,154	1,540,784	851,070
a) relating to previous years	*58,394*	-	*274*	*58,668*	*3,715*
b) due to change in accounting policies	*120*	-	-	*120*	*1,816*
c) write-backs	*176,506*	-	*466*	*176,972*	*414,792*
e) other	*1,304,260*	*350*	*414*	*1,305,024*	*430,747*
2.2 New taxes or increases in tax rates	732	251	45	1,028	45,403
2.3 Other increases	2,812,624	158	75,511	2,888,293	552,157
3. Decreases	**3,697,408**	**510**	**46,490**	**3,744,408**	**1,669,716**
3.1 Deferred tax assets derecognised during the year	2,216,323	-	18,332	2,234,655	932,181
a) reversals of temporary differences	*2,199,747*	-	*14,819*	*2,214,566*	*914,258*
b) write-downs of non-recoverable items	*14,494*	-	*3,510*	*18,004*	*17,334*
c) change in accounting policies	*2,082*	-	*3*	*2,085*	*589*
3.2 Reduction in tax rates	1,153,489	510	19,198	1,173,197	1,579
3.3 Other decreases	327,596	-	8,960	336,556	735,956
4. Final amount	**6,666,340**	**1,720**	**80,868**	**6,748,928**	**6,063,231**

14.4 Deferred tax liabilities: annual changes (balancing P&L)

	CHANGES IN 2007				CHANGES IN 2006
	BANKING GROUP	INSURANCE COMPANIES	OTHER COMPANIES	TOTAL	TOTAL
1. Opening balance	**4,055,831**	**517**	**48,893**	**4,105,241**	**4,433,602**
2. Increases	**2,202,445**	**339**	**31,742**	**2,234,526**	**545,036**
2.1 Deferred tax liabilities arising during the year	133,412	-	5,039	138,451	412,717
a) relating to previous years	*6,342*	-	*17*	*6,359*	*198,302*
b) due to change in accounting policies	*7,255*	-	*6*	*7,261*	*7,226*
c) other	*119,815*	-	*5,016*	*124,831*	*207,189*
2.2 New taxes or increases in tax rates	1,232	89	-	1,321	-
2.3 Other increases	2,067,801	250	26,703	2,094,754	132,319
3. Decreases	**1,778,270**	**468**	**31,764**	**1,810,502**	**873,397**
3.1 Deferred tax liabilities derecognised during the year	769,715	400	7,771	777,886	591,834
a) reversals of temporary differences	*656,214*	-	*7,754*	*663,968*	*326,236*
b) due to change in accounting policies	*398*	-	*8*	*406*	-
c) other	*113,103*	*400*	*9*	*113,512*	*265,598*
3.2 Reduction in tax rates	782,004	68	23,058	805,130	734
3.3 Other decreases	226,551	-	935	227,486	280,829
4. Final amount	**4,480,006**	**388**	**48,871**	**4,529,265**	**4,105,241**

Part B) Consolidated Balance Sheet - Asset (Continued)

14.5 Deferred tax assets: annual changes (balancing Net Equity)

	CHANGES IN 2007				CHANGES IN 2006
	BANKING GROUP	INSURANCE COMPANIES	OTHER COMPANIES	TOTAL	TOTAL
1. Opening balance	**674,972**	**-**	**20,529**	**695,501**	**373,611**
2. Increases	**415,302**	**-**	**6,419**	**421,721**	**365,429**
2.1 Deferred tax assets arising during the year	314,120	-	6,383	320,503	260,213
a) relating to previous years	*28,585*	-	-	*28,585*	*3*
b) due to change in accounting policies	*119*	-	-	*119*	*445*
c) other	*285,416*	-	*6,383*	*291,799*	*259,765*
2.2 New taxes or increase in tax rates	492	-	-	492	-
2.3 Other increases	100,690	-	36	100,726	105,216
3. Decreases	**426,440**	**-**	**16**	**426,456**	**43,539**
3.1 Deferred tax assets derecognised during the year	152,821	-	9	152,830	10,101
a) reversals of temporary differences	*152,821*	-	*9*	*152,830*	*10,101*
b) writedowns of non-recoverable items	-	-	-	-	-
c) due to change in accounting policies	-	-	-	-	-
3.2 Reduction in tax rates	245,126	-	7	245,133	17
3.3 Other decreases	28,493	-	-	28,493	33,421
4. Final amount	**663,834**	**-**	**26,932**	**690,766**	**695,501**

14.6 Deferred tax liabilities: annual changes (balancing Net Equity)

	CHANGES IN 2007				CHANGES IN 2006
	BANKING GROUP	INSURANCE COMPANIES	OTHER COMPANIES	TOTAL	TOTAL
1. Opening balance	**473,543**	**28**	**31**	**473,602**	**154,620**
2. Increases	**146,616**	**3**	**6,383**	**153,002**	**443,760**
2.1 Deferred tax liabilities arising during the year	46,540	-	6,382	52,922	233,736
a) relating to previous years	*16,517*	-	-	*16,517*	*725*
b) due to change in accounting policies	*55*	-	-	*55*	*730*
c) other	*29,968*	-	*6,382*	*36,350*	*232,281*
2.2 New taxes or increase in tax rates	-	-	-	-	-
2.3 Other increases	100,076	3	1	100,080	210,024
3. Decreases	**334,958**	**4**	**32**	**334,994**	**124,778**
3.1 Deferred tax liabilities derecognised during the year	308,015	-	1	308,016	51,362
a) reversal of temporary differences	*287,240*	-	-	*287,240*	*50,053*
b) due to change in accounting policies	-	-	-	-	-
c) Other	*20,775*	-	*1*	*20,776*	*1,309*
3.2 Reduction in tax rates	26,942	-	-	26,942	3,205
3.3 Other decreases	1	4	31	36	70,211
4. Final amount	**285,201**	**27**	**6,382**	**291,610**	**473,602**

14.7 Other information

In compliance with IAS 12, no deferred tax assets due to tax loss carried forward has been recognized, in that there are not probable future taxable profits against which the unused tax losses can be utilized. Tax losses carried forward, for which no deferred tax assets has been recognized, amount at about €5,951 million, of which €4,383 million ascribable to HVB Group's companies and €1,102 million ascribable to BA-CA Group's companies.

Part B) Consolidated Balance Sheet - Asset (CONTINUED)

Section 15 - Non-current assets and disposal groups classified as held for sale - Item 150 (assets) and 90 (liabilities)

15.1 Non-current assets and disposal groups classified as held for sale: breakdown by type assets

	AMOUNTS AS AT 31.12.2007				AMOUNTS AS AT 31.12.2006
	BANKING GROUP	INSURANCE COMPANIES	OTHER COMPANIES	TOTAL	TOTAL
A. Individual assets					
A.1 Equity investments	55,322	-	-	55,322	60,764
A.2 Property, Plant and Equipment	59,041	-	251,748	310,789	2,787
A.3 Intangible assets	79,000	-	-	79,000	420
A.4 Other non-current assets	18,853	-	403,221	422,074	-
Total A	**212,216**	**-**	**654,969**	**867,185**	**63,971**
B. Asset groups classified as held for sale					
B.1 Financial assets held for trading	256,169	-	-	256,169	-
B.2 Financial assets at fair value through profit or loss	511,216	-	-	511,216	1,572
B.3 Available for sale financial assets	694,457	-	-	694,457	110
B.4 Held to maturity investments	421,821	-	-	421,821	-
B.5 Loans and receivables with banks	254,372	-	-	254,372	344
B.6 Loans and receivables with customers	2,634,803	-	7	2,634,810	219
B.7 Equity investments	-	-	-	-	5,356
B.8 Property, Plant and Equipment	95,834	-	4,403	100,237	480,454
B.9 Intangible assets	248,662	-	-	248,662	3,628
B.10 Other assets	385,551	-	-	385,551	17,068
Total B	**5,502,885**	**-**	**4,410**	**5,507,295**	**508,751**
C. Liabilities associated with assets classified as held for sale					
C.1 Deposits	-	-	-	-	-
C.2 Securities	-	-	-	-	-
C.3 Other liabilities	107,375	-	-	107,375	-
Total C	**107,375**	**-**	**-**	**107,375**	**-**
D. Liabilities included in disposal groups classified as held for sale					
D.1 Deposits from banks	470,879	-	-	470,879	53,715
D.2 Deposits from customers	3,603,852	-	4,405	3,608,257	105
D.3 Debt securities in issue	160,373	-	-	160,373	-
D.4 Financial liabilities held for trading	143,941	-	-	143,941	-
D.5 Financial liabilities at fair value through profit or loss	-	-	-	-	-
D.6 Provisions	19,473	-	3	19,476	22,818
D.7 Other liabilities	516,187	-	25	516,212	20,052
Total D	**4,914,705**	**-**	**4,433**	**4,919,138**	**96,690**

15.2 Other information

There is no significant information to be reported.

15.3 Details of investments in companies subject to significant influence not valued at net equity

The item equity investments include companies totally controlled valued at cost.

Section 16 - Other assets - Item 160

16.1 Other assets: breakdown		
	AMOUNTS AS AT	
ITEMS/VALUES	31.12.2007	31.12.2006
Margin with derivatives clearers (non-interest bearing)	8,583	16,373
Gold, silver and precious metals	50,480	72,972
Positive value of "servicing contracts" for financial assets sold and derecognised	-	374
Accrued income other capitalised income	503,976	626,932
Cash and other valuables held by cashier:	1,063,360	862,283
- current account cheques being settled, drawn on third parties	*794,400*	*607,950*
- current account cheques payable by group banks, cleared and in the process of being debited	*72,202*	*1,036*
- money orders, bank drafts and equivalent securities	*196,147*	*157,229*
- coupons, securities due on demand, revenue stamps and miscellaneous valuables	*611*	*96,068*
Interest and charges to be debited to:	377,455	237,846
- customers	*296,899*	*225,055*
- banks	*80,556*	*12,791*
Items in transit between branches not yet allocated to destination accounts	113,923	43,662
Items in processing	2,290,718	1,137,334
Items deemed definitive but not-attributable to other items:	2,114,231	583,308
- securities and coupons to be settled	*351,582*	*90,991*
- other transactions	*1,762,649*	*492,317*
Adjustments for unpaid bills and notes	82,529	284,462
Tax items other than those included in item 140	1,921,255	1,695,151
Other items	4,139,432	2,775,774
Total	**12,665,942**	**8,336,471**

Part B) Consolidated Balance Sheet

Liabilities

Section 1 - Deposits from banks - Item 10

The December 31, 2007 balance excluding the former Capitalia Group was €163 billion, up by €17.3 billion over 2006. As with the corresponding asset item the change was mainly due to increased business with the former Capitalia Group banks, inter alia the centralization at the Parent of the compulsory reserve deposit, not elided in the construction of the figure relating to the previous UniCredit Group. Net of this business the increase would have been a little over €3 billion.

1.1 Deposits from banks: product breakdown

TYPE OF TRANSACTIONS/VALUES	AMOUNTS AS AT 31.12.2007 BANKING GROUP	INSURANCE COMPANIES	OTHER COMPANIES	TOTAL	AMOUNTS AS AT 31.12.2006 TOTAL
1. Deposits from central banks	**30,791,848**	**-**	**-**	**30,791,848**	**17,060,541**
2. Deposits from banks	**129,674,899**	**-**	**134,703**	**129,809,602**	**128,622,146**
2.1 Current accounts and demand deposits	17,736,197	-	-	17,736,197	20,513,227
2.2 Time deposits	68,593,058	-	-	68,593,058	62,337,897
2.3 Loans	34,074,251	-	134,703	34,208,954	23,293,132
2.3.1 Finance leases	-	-	-	-	-
2.3.2 Other	*34,074,251*	-	*134,703*	*34,208,954*	*23,293,132*
2.4 Liabilities in respect of commitments to repurchase treasury shares	-	-	-	-	-
2.5 Liabilities relating to assets sold but not derecognised	913,963	-	-	913,963	148,428
2.5.1 Reverse repos	*913,963*	-	-	*913,963*	*148,428*
2.5.2. Other	-	-	-	-	-
2.6 Other liabilities	8,357,430	-	-	8,357,430	22,329,462
Total	**160,466,747**	**-**	**134,703**	**160,601,450**	**145,682,687**
Fair Value	**160,597,420**	**-**	**134,703**	**160,732,123**	**145,617,475**

The item "Deposits from banks" includes subordinated liabilities in the amount of €183,156 thousand.

1.3 Breakdown of item 10 "Deposits from banks": structured debts

	AMOUNTS AS AT 31.12.2007 CARRYING VALUE	31.12.2006 CARRYING VALUE
Due to banks	199,195	154,580

1.4 Breakdown of item 10 Deposits from banks: liability items subject to micro-hedging		
	AMOUNTS AS AT	
TYPE OF TRANSACTIONS/VALUES	31.12.2007	31.12.2006
1. Liability items subject to micro-hedging of fair value	**74,281**	**-**
a) Interest rate risk	2,127	-
b) Currency risk	-	-
c) Multiple risks	72,154	-
2. Liability items subject to micro-hedging of cash flows	**607,239**	**-**
a) Interest rate risk	370,845	-
b) Currency risk	-	-
c) Other	236,394	-
Total	**681,520**	**-**

1.5 Amounts payable under finance leases - banks

There are no amounts payable to banks under finance leases

Section 2 - Deposits from customers - Item 20

The December 31, 2007 balance excluding the former Capitalia Group was €328 billion, up by €40 billion over 2006.
The increase was due to customers' preference for liquidity in times of market uncertainty, which was reflected in a like-for-like increase of €30 billion in current accounts and deposit accounts (both sight and term).

2.1 Deposits from customers: product breakdown					
	AMOUNTS AS AT 31.12.2007				AMOUNTS AS AT
TYPE OF TRANSACTIONS/VALUES	BANKING GROUP	INSURANCE COMPANIES	OTHER COMPANIES	TOTAL	31.12.2006 TOTAL
1. Current accounts and demand deposits	205,362,292	19,913	-	205,382,205	147,744,390
2. Time deposits	98,967,067	-	445	98,967,512	77,411,950
3. Deposits received in administration	168,468	-	-	168,468	138,129
4. Loans	34,205,715	-	-	34,205,715	15,641,302
4.1 Finance Leases	*2,821*	-	-	*2,821*	*4,832*
4.2 Other	*34,202,894*	-	-	*34,202,894*	*15,636,470*
5. Liabilities in respect of commitments to repurchase treasury shares	523,502	-	-	523,502	-
6. Liabilities relating to assets sold but not derecognised	23,533,533	-	-	23,533,533	18,570,117
6.1 Reverse repos	*2,290,206*	-	-	*2,290,206*	*287,740*
6.2 other	*21,243,327*	-	-	*21,243,327*	*18,282,377*
7. Other liabilities	27,361,663	-	490,260	27,851,923	28,472,600
Total	**390,122,240**	**19,913**	**490,705**	**390,632,858**	**287,978,488**
Fair value	**389,904,228**	**19,650**	**490,705**	**390,414,583**	**287,667,837**

The item "Deposits from customers" includes subordinated liabilities in the amount of €682,663 thousand.

Part B) Consolidated Balance Sheet - Liabilities (Continued)

2.3 Breakdown of item 20 "Deposits from customers": structured debts

	AMOUNTS AS AT	
	31.12.2007	31.12.2006
	CARRYING VALUE	CARRYING VALUE
Deposits from customers	65,922	55,424

2.4 Breakdown of item 20 "Deposits from customers": liability items subject to micro-hedging

	AMOUNTS AS AT	
TYPE OF TRANSACTIONS/VALUES	31.12.2007	31.12.2006
1. Liability items subject to micro-hedging of fair value	**473,842**	**427,845**
a) Interest rate risk	473,842	427,845
b) Currency risk	-	-
c) Other	-	-
2. Liability items subject to micro- hedging of cash flows	**83,356**	**8,522**
a) Interest rate risk	-	-
b) Currency risk	-	-
c) Other	83,356	8,522
Total	**557,198**	**436,367**

2.5 Amounts payable under finance leases

	AMOUNTS AS AT 31.12.2007	
	MINIMUN LEASE PAYMENTS	PRESENT VALUE OF MINIMUM LEASE PAYMENTS
Amounts payable under finance leases:		
Up to twelve months	955	721
From one to five years	2,106	2,100
Over five years	-	-
Total value of minimum lease payments	**3,061**	**2,821**
Time value effect	**(240)**	**X**
Present value of minimun payment obligations	**2,821**	**2,821**

Section 3 - Debt securities in issue - Item 30

The December 31, 2007 balance excluding the former Capitalia Group was €208.6 billion, up by €1.3 billion over 2006.

3.1 Debt securities in issue: product breakdown

	AMOUNTS AS AT 31.12.2007								AMOUNTS AS AT 31.12.2006	
	BANKING GROUP		INSURANCE COMPANIES		OTHER COMPANIES		TOTAL		TOTAL	
TYPE OF SECURITIES/VALUES	CARRYING AMOUNT	FAIR VALUE	CARRYING AMOUNT	FAIR VALUE	CARRYING AMOUNT	FAIR VALUE	CARRYING AMOUNT	FAIR VALUE	CARRYING AMOUNT	FAIR VALUE
A. Listed securities	**108,268,670**	**105,146,936**	**-**	**-**	**7,288,618**	**7,288,618**	**115,557,288**	**112,435,554**	**128,449,063**	**127,663,009**
1. Bonds	95,678,984	93,931,791	-	-	7,039,272	7,039,272	102,718,256	100,971,063	112,052,096	111,411,373
1.1 structured	6,320,890	6,318,001	-	-	-	-	6,320,890	6,318,001	11,972,134	11,967,940
1.2 other	89,358,094	87,613,790	-	-	7,039,272	7,039,272	96,397,366	94,653,062	100,079,962	99,443,433
2. Other securities	12,589,686	11,215,145	-	-	249,346	249,346	12,839,032	11,464,491	16,396,967	16,251,636
2.1 structured	4,788	4,788	-	-	-	-	4,788	4,788	1,388,041	1,387,763
2.2 other	12,584,898	11,210,357	-	-	249,346	249,346	12,834,244	11,459,703	15,008,926	14,863,873
B. Unlisted securities	**124,343,113**	**124,126,233**	**-**	**-**	**-**	**-**	**124,343,113**	**124,126,233**	**78,827,317**	**78,777,246**
1. Bonds	76,928,967	76,676,007	-	-	-	-	76,928,967	76,676,007	37,837,420	37,459,034
1.1 structured	10,057,107	11,324,784	-	-	-	-	10,057,107	11,324,784	5,765,319	5,730,275
1.2 other	66,871,860	65,351,223	-	-	-	-	66,871,860	65,351,223	32,072,101	31,728,759
2. Other securities	47,414,146	47,450,226	-	-	-	-	47,414,146	47,450,226	40,989,897	41,318,212
2.1 structured	662,202	671,672	-	-	-	-	662,202	671,672	3,436,311	3,728,402
2.2 other	46,751,944	46,778,554	-	-	-	-	46,751,944	46,778,554	37,553,586	37,589,810
Total	**232,611,783**	**229,273,169**	-	-	**7,288,618**	**7,288,618**	**239,900,401**	**236,561,787**	**207,276,380**	**206,440,255**

The item "Debt securities in issue" includes subordinated liabilities in the amount of €30,874,941 thousand.

3.3 Breakdown of item 30 "Debt securities in issue": securities subject to micro-hedging

	AMOUNTS AS AT	
TYPE OF TRANSACTIONS/VALUES	31.12.2007	31.12.2006
1. Securities subject to micro-hedging of fair value	**18,673,352**	**12,698,821**
a) Interest rate risk	18,673,352	11,891,649
b) Currency risk	-	548,235
c) Multiple risks	-	258,937
2. Securities subject to micro-hedging of cash flows	**52,140**	**-**
a) Interest rate risk	52,140	-
b) Currency risk	-	-
c) Other	-	-
Total	**18,725,492**	**12,698,821**

Part B) Consolidated Balance Sheet - Liabilities (Continued)

Section 4 - Financial liabilities held for trading - Item 40

The December 31, 2007 balance excluding the former Capitalia Group was €110 billion, up by €6 billion over 2006. This was mainly due to HVB business as with the corresponding asset item.

4.1 Financial liabilities held for trading: product breakdown

	AMOUNTS AS AT 31.12.2007				AMOUNTS AS AT 31.12.2006			
		FAIR VALUE				FAIR VALUE		
TYPE OF SECURITIES/VALUES	NV	LISTED	UNLISTED	FAIR VALUE*	NV	LISTED	UNLISTED	FAIR VALUE*
A. Financial liabilities								
1. Deposits from banks	**13,758,824**	**2,360,697**	**11,347,600**	**14,464,883**	**15,853,856**	**1,746,155**	**14,209,651**	**15,955,806**
2. Deposits from customers	**16,387,187**	**10,076,106**	**6,488,319**	**16,564,181**	**16,042,911**	**3,888,388**	**12,287,582**	**16,175,970**
3. Debt securities	**17,640,847**	**6,198,483**	**11,416,967**	**17,696,586**	**13,776,355**	**6,159,010**	**7,507,935**	**-**
3.1 Bonds	9,461,952	5,876,499	3,542,875	9,419,375	6,383,830	3,022,619	3,581,701	-
3.1.1 Structured	*716,397*	*316,750*	*399,573*	*X*	*5,394,086*	*2,352,041*	*3,044,326*	*X*
3.1.2 Other	*8,745,555*	*5,559,749*	*3,143,302*	*X*	*989,744*	*670,578*	*537,375*	*X*
3.2 Other securities	8,178,895	321,984	7,874,092	8,277,211	7,392,525	3,136,391	3,926,234	-
3.2.1 Structured	*8,174,439*	*300,347*	*7,874,092*	*X*	*6,512,453*	*2,885,124*	*3,612,261*	*X*
3.2.2 Other	*4,456*	*21,637*	*-*	*X*	*880,072*	*251,267*	*313,973*	*X*
Total A	**47,786,858**	**18,635,286**	**29,252,886**	**48,725,650**	**45,673,122**	**11,793,553**	**34,005,168**	**32,131,776**
B) Derivative instruments								
1. Financial derivatives	**X**	**6,264,718**	**55,975,342**	**X**	**X**	**5,389,853**	**51,358,131**	**X**
1.1 Trading	*X*	*6,228,606*	*53,833,990*	*X*	*X*	*5,389,853*	*49,856,679*	*X*
1.2 Relating to Fair Value option	*X*	*78*	*710,796*	*X*	*X*	*-*	*1,076,807*	*X*
1.3 Other	*X*	*36,034*	*1,430,556*	*X*	*X*	*-*	*424,645*	*X*
2. Credit derivatives	**X**	**848**	**3,527,387**	**X**	**X**	**-**	**1,433,720**	**X**
2.1 Trading derivatives	*X*	*-*	*3,509,499*	*X*	*X*	*-*	*1,433,677*	*X*
2.2 Relating to Fair Value option	*X*	*-*	*17,840*	*X*	*X*	*-*	*-*	*X*
2.3 Other	*X*	*848*	*48*	*X*	*X*	*-*	*43*	*X*
Total B	**X**	**6,265,566**	**59,502,729**	**X**	**X**	**5,389,853**	**52,791,851**	**X**
Total A+B	**X**	**24,900,852**	**88,755,615**	**X**	**X**	**17,183,406**	**86,797,019**	**X**

Legend:

Fair Value* = fair value calculated excluding value adjustments due to variations in the credit rating of the issuer since the issue date.

NV = nominal or notional value

Amounts in the table are totally refered to Banking Group Portion.

"Deposits from banks" and "Deposits from customers" include where applicable technical overdrafts.

"Financial derivatives: other" comprises: (i) derivatives embedded in structured financial instruments, where the host has been classified in a category other than held-for-trading or fair value option and (ii) derivatives that, for economic purposes, are associated with banking book instruments.

The item "Financial liabilities held for trading" includes subordinated liabilities in the amount of €310,419 thousand.

4.3 Breakdown of item 40 "Financial liabilities held for trading": structured debts

There are no structured debts included in item 40 "Financial liabilities held for trading".

4.4 Financial liabilities held for trading: derivative instruments

TYPE OF DERIVATIVE/UNDERLYING ASSET	AMOUNTS AS AT 31.12.2007 INTEREST RATES	CURRENCY AND GOLD	EQUITY INSTRUMENTS	LOANS	OTHER	TOTAL	AMOUNTS AS AT 31.12.2006 TOTAL
A) Listed derivatives							
1) Financial derivatives	**68,860**	**5,381**	**6,190,477**	**-**	**-**	**6,264,718**	**5,389,853**
with underlying asset exchange	644	2,242	343,095	-	-	345,981	173,906
- options issued	-	-	-	-	-	-	-
- other derivatives	*644*	*2,242*	*343,095*	-	-	*345,981*	*173,906*
with no underlying asset exchange	68,216	3,139	5,847,382	-	-	5,918,737	5,215,947
- options issued	*1,878*	-	*1,534,826*	-	-	*1,536,704*	*19,018*
- other derivatives	*66,338*	*3,139*	*4,312,556*	-	-	*4,382,033*	*5,196,929*
2) Credit derivatives	**-**	**-**	**-**	**848**	**-**	**848**	**-**
with underlying asset exchange	-	-	-	-	-	-	-
with no underlying asset exchange	-	-	-	848	-	848	-
Total A)	**68,860**	**5,381**	**6,190,477**	**848**	**-**	**6,265,566**	**5,389,853**
B) Unlisted derivatives							
1) Financial derivatives	**31,320,015**	**10,691,189**	**13,411,521**	**-**	**552,617**	**55,975,342**	**51,358,131**
with underlying asset exchange	207,450	2,113,332	1,199,622	-	409,236	3,929,640	1,396,360
- options issued	*3,825*	*142,661*	*1,142,361*	-	*407,113*	*1,695,960*	*607,547*
- other derivatives	*203,625*	*1,970,671*	*57,261*	-	*2,123*	*2,233,680*	*788,813*
with no underlying asset exchange	31,112,565	8,577,857	12,211,899	-	143,381	52,045,702	49,961,771
- options issued	*2,525,176*	*3,505,798*	*4,013,757*	-	*4,103*	*10,048,834*	*2,998,365*
- other derivatives	*28,587,389*	*5,072,059*	*8,198,142*	-	*139,278*	*41,996,868*	*46,963,406*
2) Credit derivatives	**-**	**-**	**-**	**3,527,387**	**-**	**3,527,387**	**1,433,720**
with underlying asset exchange	-	-	-	2,462,657	-	2,462,657	1,088,211
with no underlying asset exchange	-	-	-	1,064,730	-	1,064,730	345,509
Total B)	**31,320,015**	**10,691,189**	**13,411,521**	**3,527,387**	**552,617**	**59,502,729**	**52,791,851**
Total (A+B)	**31,388,875**	**10,696,570**	**19,601,998**	**3,528,235**	**552,617**	**65,768,295**	**58,181,704**

Part B) Consolidated Balance Sheet - Liabilities (CONTINUED)

4.4.1 Banking Group Portion

TYPE OF DERIVATIVE/UNDERLYING ASSET	AMOUNTS AS AT 31.12.2007 INTEREST RATES	CURRENCY AND GOLD	EQUITY INSTRUMENTS	LOANS	OTHER	TOTAL	AMOUNTS AS AT 31.12.2006 TOTAL
A) Listed derivatives							
1) Financial derivatives	**68,860**	**5,381**	**6,190,477**	-	-	**6,264,718**	**5,389,853**
with underlying asset exchange	644	2,242	343,095	-	-	345,981	173,906
- options issued	-	-	-	-	-	-	-
- other derivatives	*644*	*2,242*	*343,095*	-	-	*345,981*	*173,906*
with no underlying asset exchange	68,216	3,139	5,847,382	-	-	5,918,737	5,215,947
- options issued	*1,878*	-	*1,534,826*	-	-	*1,536,704*	*19,018*
- other derivatives	*66,338*	*3,139*	*4,312,556*	-	-	*4,382,033*	*5,196,929*
2) Credit derivatives	-	-	-	**848**	-	**848**	-
with underlying asset exchange	-	-	-	-	-	-	-
with no underlying asset exchange	-	-	-	848	-	848	-
Total A)	**68,860**	**5,381**	**6,190,477**	**848**	-	**6,265,566**	**5,389,853**
B) Unlisted derivatives							
1) Financial derivatives	**31,320,015**	**10,691,189**	**13,411,521**	-	**552,617**	**55,975,342**	51,358,131
with underlying asset exchange	207,450	2,113,332	1,199,622	-	409,236	3,929,640	1,396,360
- options issued	*3,825*	*142,661*	*1,142,361*	-	*407,113*	*1,695,960*	*607,547*
- other derivatives	*203,625*	*1,970,671*	*57,261*	-	*2,123*	*2,233,680*	*788,813*
with no underlying asset exchange	31,112,565	8,577,857	12,211,899	-	143,381	52,045,702	49,961,771
- options issued	*2,525,176*	*3,505,798*	*4,013,757*	-	*4,103*	*10,048,834*	*2,998,365*
- other derivatives	*28,587,389*	*5,072,059*	*8,198,142*	-	*139,278*	*41,996,868*	*46,963,406*
2) Credit derivatives	-	-	-	**3,527,387**	-	**3,527,387**	**1,433,265**
with underlying asset exchange	-	-	-	2,462,657	-	2,462,657	1,088,211
with no underlying asset exchange	-	-	-	1,064,730	-	1,064,730	345,054
Total B)	**31,320,015**	**10,691,189**	**13,411,521**	**3,527,387**	**552,617**	**59,502,729**	**52,791,396**
Total (A+B)	**31,388,875**	**10,696,570**	**19,601,998**	**3,528,235**	**552,617**	**65,768,295**	**58,181,249**

4.4.2 Insurance Companies Portion

There are no financial liabilities held for trading held by insurance companies.

4.4.3 Other Companies Portion

There are no amounts in Other Companies Portion, while in 2006 item 2 - "Credit Derivatives" showed an amount of € 455 thousand.

Part B) Consolidated Balance Sheet - Liabilities (Continued)

4.5 Financial liabilities (other than uncovered positions) held for trading: annual changes

DEBT SECURITIES IN ISSUE	CHANGES IN 2007			
	DEPOSITS FROM BANKS	DEPOSITS FROM CUSTOMERS	DEBT SECURITIES IN ISSUE	TOTAL
A. Opening balance	**15,923,831**	**14,962,223**	**13,666,945**	**44,552,999**
B. Increases	**2,126,018,874**	**1,252,637,845**	**6,092,891**	**3,384,749,610**
B.1 Issues	-	-	-	-
B.2 Sales	2,125,426,827	1,252,549,491	5,990,979	3,383,967,297
B.3 Increases in fair value	123	-	16,121	16,244
B.4 Other changes	591,924	88,354	85,791	766,069
C. Decreases	**2,130,596,659**	**1,261,084,660**	**2,144,386**	**3,393,825,705**
C.1 Purchases	1,241,004,279	311,637,652	825,582	1,553,467,513
C.2 Redemptions	886,135,069	943,764,993	9,574	1,829,909,636
C.3 Reductions of fair value	704	-	5,342	6,046
C.4 Other changes	3,456,607	5,682,015	1,303,888	10,442,510
D. Closing balance	**11,346,046**	**6,515,408**	**17,615,450**	**35,476,904**

Section 5 - Financial liabilities at fair value through profit or loss - Item 50

5.1 Financial liabilities at fair value through profit or loss: product breakdown

	31.12.2007 TOTAL				31.12.2006 TOTAL			
	NOMINAL	FAIR VALUE		FAIR	NOMINAL	FAIR VALUE		FAIR
TYPE OF TRANSACTIONS/VALUES	VALUE	LISTED	UNLISTED	VALUE*	VALUE	LISTED	UNLISTED	VALUE*
1. Deposits from banks	13,577	-	12,071	12,071	-	-	-	-
1.1 Structured	1,506	-	-	X	-	-	-	X
1.2 Other	12,071	-	12,071	X	-	-	-	X
2. Deposits from customers	-	-	-	-	-	-	-	-
2.1 Structured	-	-	-	X	-	-	-	X
2.2 Other	-	-	-	X	-	-	-	X
3. Debt securities	1,789,283	180,439	1,774,031	2,221,830	1,388,823	142,460	1,588,506	-
3.1 Structured	47,933	-	49,438	X	-	-	-	X
3.2 Other	1,741,350	180,439	1,724,593	X	1,388,823	142,460	1,588,506	X
Total	**1,802,860**	**180,439**	**1,786,102**	**2,233,901**	**1,388,823**	**142,460**	**1,588,506**	-

Legend:

Fair Value* = fair value calculated excluding value adjustments due to variations in the credit rating of the issuer since the issue date

The amounts included in this table are totally referred to Banking Group

5.3 Financial liabilities at fair value through profit or loss - annual changes

	CHANGES IN 2007			
	DEPOSITS FROM BANKS	DEPOSITS FROM CUSTOMERS	DEBT SECURITIES IN ISSUE	TOTAL
A. Opening balance	**-**	**-**	**1,730,966**	**1,730,966**
B. Increases	**12,071**	**-**	**8,119,431**	**8,131,502**
B.1 Issues	-	-	-	-
B.2 Sales	11,602	-	7,704,494	7,716,096
B.3 Increases in fair value	270	-	45,101	45,371
B.4 Other changes	199	-	369,836	370,035
C. Decreases	**-**	**-**	**7,895,927**	**7,895,927**
C.1 Purchases	-	-	7,057,104	7,057,104
C.2 Redemptions	-	-	63,003	63,003
C.3 Reductions of fair value	-	-	76,938	76,938
C.4 Other changes	-	-	698,882	698,882
D. Closing balance	**12,071**	**-**	**1,954,470**	**1,966,541**

Part B) Consolidated Balance Sheet - Liabilities (Continued)

Section 6 - Hedging derivatives - Item 60

6.1 Hedging derivatives: breakdown by type of derivative and underlying asset						
	AMOUNTS AS AT 31.12.2007					
TYPE OF DERIVATIVE/UNDERLYING ASSET	INTEREST RATES	CURRENCY AND GOLD	EQUITY INSTRUMENTS	LOANS	OTHER	TOTAL
A) Listed						
1) Financial derivatives	**25,142**	**-**	**183**	**-**	**-**	**25,325**
- with underlying asset exchange	-	-	-	-	-	-
- issued options	-	-	-	-	-	-
- other derivatives	-	-	-	-	-	-
- with no underlying asset exchange	25,142	-	183	-	-	25,325
- issued options	-	-	-	-	-	-
- other derivatives	25,142	-	183	-	-	25,325
2) Credit derivatives	**-**	**-**	**-**	**-**	**-**	**-**
- with underlying asset exchange	-	-	-	-	-	-
- with no underlying asset exchange	-	-	-	-	-	-
Total A)	**25,142**	**-**	**183**	**-**	**-**	**25,325**
B) Unlisted						
1) Financial derivatives	**2,781,455**	**2,758,830**	**2,055**	**-**	**-**	**5,542,340**
- with underlying asset exchange	24,218	2,112,886	8	-	-	2,137,112
- issued options	699	602	-	-	-	1,301
- other derivatives	23,519	2,112,284	8	-	-	2,135,811
- with no underlying asset exchange	2,757,237	645,944	2,047	-	-	3,405,228
- issued options	836,220	71,929	19	-	-	908,168
- other derivatives	1,921,017	574,015	2,028	-	-	2,497,060
2) Credit derivatives	**-**	**-**	**-**	**1,637**	**-**	**1,637**
- with underlying asset exchange	-	-	-	846	-	846
- with no underlying asset exchange	-	-	-	791	-	791
Total B)	**2,781,455**	**2,758,830**	**2,055**	**1,637**	**-**	**5,543,977**
Total (A+B)	**2,806,597**	**2,758,830**	**2,238**	**1,637**	**-**	**5,569,302**
Total (A+B) 31/12/2006	**2,555,298**	**917,048**	**192,406**	**-**	**405,632**	**4,070,384**

The amounts in this table are totally referred to the banking group portion.

6.2 Hedging derivatives: breakdown by hedged items and risk type								
	AMOUNTS AS AT 31.12.2007							
	FAIR VALUE HEDGE						CASH FLOW HEDGE	
	MICRO-HEDGE							
TRANSACTIONS/HEDGE TYPES	INTEREST RATE RISK	CURRENCY RISK	CREDIT RISK	PRICE RISK	MULTIPLE RISKS	MACRO-HEDGE	MICRO-HEDGE	MACRO-HEDGE
1. Available-for-sale financial assets	21,928	6,354	-	-	-	X	-	X
2. Loans and receivables	16,300	15,205	-	X	-	X	26,823	X
3. Held-to-maturity investments	X	-	-	X	-	X	-	X
4. Portfolio	X	X	X	X	X	1,305,046	X	140,845
Total assets	**38,228**	**21,559**	**-**	**-**	**-**	**1,305,046**	**26,823**	**140,845**
1. Financial liabilities	34,035	84,682	-	-	21,621	X	196,187	X
2. Portfolio	X	X	X	X	X	868,983	X	2,831,293
Total liabilities	**34,035**	**84,682**	**-**	**-**	**21,621**	**868,983**	**196,187**	**2,831,293**

The amounts in this table are totally referred to banking group portion.

Section 7 - Changes in fair value of portfolio hedged items - Item 70

7.1 Changes to macro-hedged financial liabilities					
	AMOUNTS AS AT 31.12.2007				AMOUNTS AS AT 31.12.2006
CHANGES TO MACRO-HEDGED LIABILITIES	BANKING GROUP	INSURANCE COMPANIES	OTHER COMPANIES	TOTAL	TOTAL
1. Positive changes to financial liabilities	268,032	-	-	268,032	205,942
2. Negative changes to financial liabilities	(893,200)	-	-	(893,200)	(568,546)
Total	**(625,168)**	**-**	**-**	**(625,168)**	**(362,604)**

7.2 Liabilities subject to macro-hedging of interest rate risk: breakdown		
	AMOUNTS AS AT	
HEDGED LIABILITIES	31.12.2007	31.12.2006
1. Deposits	400,146	892,622
2. Debt securities in issue	5,403,097	1,470,782
3. Portfolio	22,105,863	33,728,472
Total	**27,909,106**	**36,091,876**

Part B) Consolidated Balance Sheet - Liabilities (CONTINUED)

Section 8 - Tax liabilities - Item 80

See section 14 of assets.

Section 9 - Liabilities included in disposal groups classified as held for sale - Item 90

See section 15 of assets.

Section 10 - Other liabilities - Item 100

10.1 Other liabilities: breakdown - Item 100

ITEMS/VALUES	AMOUNTS AS AT 31.12.2007	AMOUNTS AS AT 31.12.2006
Liabilities in respect of financial guarantees issued	15,190	3,532
Impairment: of financial guarantees issued, of credit derivatives, of irrevocable commitments to distribute funds	779,760	361,636
Accrued expenses other than those to be capitalized for the financial liabilities concerned	1,081,723	1,569,286
Share Based Payment classified as liabilities under IFRS 2	102,812	84,138
Other liabilities due to employees	2,837,115	1,996,011
Other liabilities due to other staff	31,777	11,620
Other liabilities due to Directors and Statutory Auditors	3,343	1,860
Interest and amounts to be credited to:	459,963	172,126
- customers	*395,381*	*110,437*
- banks	*64,582*	*61,689*
Items in transit between branches and not yet allocated to destination accounts	236,381	309,469
Available amounts to be paid to others	2,899,649	830,251
Items in processing	3,568,494	1,800,490
Entries related to securities transactions	200,643	97,842
Items deemed definitive but not attributable to other lines:	4,702,365	2,573,164
- accounts payable - suppliers	*2,548,271*	*1,254,271*
- provisions for tax withholding on accrued interest, bond coupon payments or dividends	*2,761*	*2,438*
- other entries	*2,151,333*	*1,316,455*
Liabilities for miscellaneous entries related to tax collection service	23,681	27,278
Adjustments for unpaid portfolio entries	644,640	271,847
Tax items different from those included in item 80	1,091,500	740,324
Other entries	5,877,106	4,876,324
Total Other Liabilities	**24,556,142**	**15,727,198**

Section 11- Provision for employee severance pay - Item 110

11.1 Provision for employee severance pay: annual changes

	CHANGES IN 2007			
	BANKING GROUP	INSURANCE COMPANIES	OTHER COMPANIES	TOTAL
A. Opening balances	**1,232,087**	**998**	**768**	**1,233,853**
B Increases	**735,031**	**488**	**493**	**736,012**
B.1 Provisions for the year[1]	-38,882	215	144	-38,523
B.2 Other increases	773,913	273	349	774,535
C. Reductions	**441,209**	**197**	**348**	**441,754**
C.1 Severance payments	136,422	85	254	136,761
C.2 Other decreases	304,787	112	94	304,993
D. Closing balance	**1,525,909**	**1,289**	**913**	**1,528,111**

1. The item "B.1 Provisions" includes a debit amount of 127,000k, due to the reform of supplementary pension schemes under Law 5 December 2005. Rules governing TFR were changed with effect from January 1, 2007 by the Finanace Act and enabling legislation. Future TFR instalments may at the employee's discretion either be paid into an external pension scheme or left with the employer, which in this case the latter will pay the TFR contributions into a treasury account within INPS.

Section 12 - Provisions for risks and charges - Item 120

12.1 Provisions for risks and charges: breakdown

	AMOUNTS AS AT 31.12.2007				AMOUNTS AS AT
ITEMS/COMPONENTS	BANKING GROUP	INSURANCE COMPANIES	OTHER COMPANIES	TOTAL	31.12.2006 TOTAL
1. Pensions and other post retirement benefit obligations	**4,834,337**	**-**	**4,641**	**4,838,978**	**4,081,588**
2. Other provisions for risks and charges	**3,712,912**	**12**	**241,160**	**3,954,084**	**2,789,548**
2.1 Legal disputes	1,418,380	12	10,010	1,428,402	637,714
2.2 Staff expenses	225,093	-	4,615	229,708	159,533
2.3 Other	2,069,439	-	226,535	2,295,974	1,992,301
Total	8,547,249	12	245,801	8,793,062	6,871,136

Part B) Consolidated Balance Sheet - Liabilities (Continued)

12.2 Provisions for risks and charges: annual changes

	CHANGES IN 2007							
	BANKING GROUP		INSURANCE COMPANIES		OTHER COMPANIES		TOTAL	
ITEMS/COMPONENTS	PENSIONS AND POST RETIREMENT BENEFIT OBLIGATIONS	OTHER PROVISIONS	PENSIONS AND POST RETIREMENT BENEFIT OBLIGATIONS	OTHER PROVISIONS	PENSIONS AND POST RETIREMENT BENEFIT OBLIGATIONS	OTHER PROVISIONS	PENSIONS AND POST RETIREMENT BENEFIT OBLIGATIONS	OTHER PROVISIONS
A. Opening balance	**4,077,253**	**2,772,751**	**-**	**2,270**	**4,335**	**14,527**	**4,081,588**	**2,789,548**
B. Increases	**1,437,633**	**2,456,473**	**-**	**187**	**897**	**355,093**	**1,438,530**	**2,811,753**
B.1 Provisions for the year	-23,016	860,740	-	-	48	12,766	-22,968	873,506
B.2 Changes due to the passage of time	164,417	18,545	-	-	-	-	164,417	18,545
B.3 Differences due to discount-rate changes	-	39	-	-	-	-	-	39
B.4 Other increases	1,296,232	1,577,149	-	187	849	342,327	1,297,081	1,919,663
C. Decreases	**680,549**	**1,516,312**	**-**	**2,445**	**591**	**128,460**	**681,140**	**1,647,217**
C.1 Use during the year	335,711	375,798	-	2,445	114	53,733	335,825	431,976
C.2 Differences due to discount-rate changes	3,667	6,023	-	-	-	-	3,667	6,023
C.3 Other decreases	341,171	1,134,491	-	-	477	74,727	341,648	1,209,218
D. Closing balance*	**4,834,337**	**3,712,912**	**-**	**12**	**4,641**	**241,160**	**4,838,978**	**3,954,084**

*Of which: pensions and other post-retirement defined benefit obligations €4,741,834 thousand.

12.3 Pensions and other post-retirement defined-benefit obligations

1. INTRODUCTION TO THE FUNDS

There are several defined-benefit plans within the Group, i.e., plans whose benefit is linked to salary and employee length of service both inside and outside Italy. The Austrian, German and Italian plans account for over 90% of the Group's pension obligations.

Following the acquisition of the Capitalia Group purchase price accounting was adopted as from October 1, 2007 to include Capitalia plans, mainly in Italy, but also elsewhere.

Most of the Group's plans are not financed, with the exception of the contractual trust arrangement or CTA (an external fund managed by independent trustees) set up by HVB AG for defined benefit plans in Germany, and the UK and US defined benefit plans.

Most of the Group's defined benefit plans are closed to new recruits, for example in Austria, Germany and Italy, where most new recruits join defined contribution plans or plans considered such. The contributions for defined contribution plans are charged to the income statement.

The obligations arising from defined benefit plans are determined using the projected unit credit method. The assets of financed plans are valued at their fair value on the balance sheet date. The balance sheet comprises the deficit or surplus (i.e., the difference between obligations and assets) net of unrecognized actuarial gains and losses. Actuarial gains and losses are recognized in the income statement only if they exceed the 10% corridor.

The actuarial assumptions used to determine obligations vary from country to country and from plan to plan in line with IAS 19. Each country's discount rate is fixed at the balance sheet date on the basis of the market yields of blue chip stocks in the same currency and with the same average life as the liabilities.

2. CHANGES IN PROVISIONS	31.12.2007	31.12.2006
Opening net defined-benefit obligations	**3,982,143**	**4,273,310**
Service cost	106,279	114,230
Finance cost	164,417	159,402
Actuarial gains (losses) recognised in the year	3,039	2,307
Gains (losses) on curtailments (1)	(160,755)	29,699
Benefit paid	(327,281)	(345,265)
Other increases	1,315,990	97,454
Other reductions	(341,998)	(348,994)
Closing net defined-benefit obligations	**4,741,834**	**3,982,143**

1. Mainly attributable to Ba-Ca

3. CHANGES TO PLAN ASSETS AND OTHER INFORMATION	31.12.2007	31.12.2006
Opening fair value of plan assets	**2,356,665**	**2,273,659**
Expected return	119,837	113,900
Actuarial gains (losses)	(58,755)	(1,138)
Contribution paid by employer	45,855	100,011
Benefit paid	(102,762)	(95,000)
Other increases	40,929	-
Other reductions	11,567	(34,767)
Closing current value of plan assets	**2,413,336**	**2,356,665**

MAIN CATEGORIES OF PLAN ASSETS	31.12.2007	31.12.2006
1. Equities	372,642	327,105
2. Bonds	723,728	612,026
3. Property	171	-
4. Other assets	1,316,795	1,417,534
Total	**2,413,336**	**2,356,665**

4. RECONCILIATIONS OF PRESENT VALUES OF PROVISIONS TO PRESENT VALUE OF PLAN ASSETS AND TO ASSETS AND LIABILITIES RECOGNIZED IN THE BALANCE SHEET	31.12.2007	31.12.2006
Amount recognized in the Balance Sheet		
Present value of funded defined obligations	2,502,343	2,551,779
Present value of unfunded defined obligations	4,901,534	4,065,975
Present value of plan assets	(2,413,336)	(2,356,665)
Total	**4,990,541**	**4,261,089**
Unrecognized actuarial gains (losses)	(248,707)	(278,946)
Excess present value of plan assets	-	-
Unrecognised pension cost in respect of past service	-	-
Net liability	4,741,834	3,982,143
Actuarial return on plan assets:		
Expected return on plan assets	119,837	113,231
Actuarial gain (loss) on plan assets	(58,755)	(1,138)

Part B) Consolidated Balance Sheet - Liabilities (CONTINUED)

The above shown tables describe UniCredit Group liabilities related to pension plans. According to IAS 19, the reserve for severance pay has been also considered as a defined benefit obligation plan and has been calculated by using the actuarial methodology previously described. The following tables summarize the financial and actuarial assumptions used and the present value of the Group defined benefit obligations (inclusive of the reserve for severance pay):

5. PRINCIPAL ACTUARIAL ASSUMPTIONS	31.12.2007	31.12.2006
Discount rate	5.27%	4.25%
Expected return on plan assets	5.28%	5.00%
Rate of increase in future compensation and vested rigths	2.87%	2.67%
Rate of increase in pension obligations	2.19%	1.95%
Expected inflation rate	2.04%	2.00%

6. COMPARATIVE DATA: TOTAL DEFINED-BENEFIT OBLIGATIONS	31.12.2007	31.12.2006
Present value of defined-benefit obligations	8,919,356	7,624,388
Plan assets	(2,413,336)	(2,356,665)
Plan surplus/(deficit)	6,506,020	5,267,723
Unrecognized actuarial gains (losses)	(236,075)	(304,030)
Recognized provisions	**6,269,945**	**4,963,693**

Section 13 - Insurance provisions - Item 130

13.1 Insurance provisions: breakdown

	AMOUNTS AS AT 31.12.2007			AMOUNTS AS AT 31.12.2006
	DIRECT BUSINESS	INDIRECT BUSINESS	TOTAL	TOTAL
A. Non-life business	**65,996**	-	**65,996**	**51,569**
A.1 Provision for unearned premiums	49,718	-	49,718	31,230
A.2 Provision for outstanding claims	16,278	-	16,278	20,339
A.3 Other provisions	-	-	-	-
B. Life business	**111,852**	-	**111,852**	**110,430**
B.1 Mathematical provisions	110,410	-	110,410	108,912
B.2 Provisions for amounts payable	669	-	669	991
B.3 Other insurance provisions	773	-	773	527
C. Insurance provisions when investment risk is borne by the insured party	-	-	-	-
C.1 Provision for policies where the performance is connected to investment funds and market indices	-	-	-	-
C.2 Provision for pension funds	-	-	-	-
D. Total insurance provisions	**177,848**	-	**177,848**	**161,999**

13.2 Insurance reserves: annual changes						
	AMOUNTS AS AT 31.12.2007					
	NON-LIFE BUSINESS			LIFE BUSINESS		
	PROVISION FOR UNEARNED PREMIUMS	PROVISION FOR OUTSTANDING CLAIMS	OTHER PROVISIONS	MATHEMATICAL PROVISIONS	PROVISIONS FOR AMOUNTS PAYABLE	OTHER PROVISIONS
Insurance provisions - opening balance	**31,230**	**20,339**	**-**	**108,912**	**991**	**527**
a) increases	23,682	1,776	-	22,106	755	828
b) decreases	5,194	5,837	-	20,608	1,077	582
Insurance provisions - closing balance	**49,718**	**16,278**	**-**	**110,410**	**669**	**773**

Section 14 - Redeemable shares - Item 150

There are no amounts to be shown.

Section 15 - Shareholders' Equity Group - Items 140, 160, 170, 180, 190, 200 and 220

15.1 Group capital: breakdown		
	AMOUNTS AS AT	
ITEMS/VALUES	31.12.2007	31.12.2006
1. Share capital	6,682,683	5,219,126
2. Share premium reserve	33,707,908	17,628,233
3. Reserves	10,690,592	8,091,079
4. Treasury shares	(363,111)	(362,177)
a. Parent Company	(358,416)	(358,416)
b. Subsidiaries	(4,695)	(3,761)
5. Revaluation reserve	1,044,893	2,443,806
6. Equity instruments	-	-
7. Net profits (loss)	5,961,137	5,447,741
Total	**57,724,102**	**38,467,808**

15.2 Share capital and treasury shares: breakdown				
	31.12.2007		31.12.2006	
	ISSUED SHARES	UNDERWRITTEN SHARES	ISSUED SHARES	UNDERWRITTEN SHARES
A. Share Capital				
A.1 ordinary shares	6,671,830	-	5,208,273	-
A.2 savings shares	10,853	-	10,853	-
Total (A)	**6,682,683**	**-**	**5,219,126**	**-**
B. Treasury Shares				
B.1 ordinary shares	(361,662)	-	(362,177)	-
B.2 savings shares	(1,449)	-	-	-
Total (B)	**(363,111)**	**-**	**(362,177)**	**-**

Part B) Consolidated Balance Sheet - Liabilities (Continued)

During 2006 the share capital which as at 31 December 2006 was made up of 10,416,544,981 ordinary shares and 21,706,552 savings shares, both of par value of €0.50, changed as a result of the issuance of:
- 2,917,730,188 ordinary shares following the absorption of Capitalia S.p.A.;
- 5,298,674 ordinary shares following the exercise of stock options by beneficiaries;
- 4,085,100 ordinary shares funded by the existing bonus scheme established for Group personnel.

As a result, capital increased from €5,219,126 thousand at the end of 2006 to €6,682,683 thousand at end-2007, and is made up of 13,343,658,943 ordinary shares with a par value of €0.50 each and 21,706,552 savings shares with a par value of €0.50 each.

15.3 Capital Stock - number of shares: annual changes

	CHANGES IN 2007	
ITEMS/TYPES	ORDINARY	OTHERS (SAVING)
A. Issued shares as at the beginning of the year	**10,416,544,981**	**21,706,552**
- fully paid	10,416,544,981	21,706,552
- not fully paid	-	-
A.1 Treasury shares (-)	(87,000,000)	-
A.2 Shares outstanding: opening balance	10,329,544,981	21,706,552
B. Increases	**2,927,113,962**	**-**
B.1 New issues	2,927,113,962	-
- against payment	2,923,028,862	-
- business combinations	2,917,730,188	-
- bonds converted	-	-
- warrants exercised	-	-
- other	5,298,674	-
- free	4,085,100	-
- to employees	4,085,100	-
- to Directors	-	-
- other	-	-
B.2 Sales of treasury shares	-	-
B.3 Other changes	-	-
C. Decreases	**-**	-
C.1 Cancellation	-	-
C.2 Purchase of treasury shares	-	-
C.3 Business tranferred	-	-
C.4 Other changes	-	-
D. Shares outstanding: closing balance	**13,256,658,943**	**21,706,552**
D.1 Treasury Shares (+)	87,000,000	-
D.2 Shares outstanding as at the end of the year	13,343,658,943	21,706,552
- fully paid	13,343,658,943	21,706,552
- not fully paid	-	-

15.4 Capital: other information

	31.12.2007	31.12.2006
Par value per share	0.50	0.50
- fully paid		
Agreed sales of shares		

15.5 Reserves from allocation of profit from previous year: other information

	AMOUNTS AS AT	
	31.12.2007	31.12.2006
Legal reserve	1,044,493	859,474
Statutory reserve	2,792,710	2,457,409
Other reserve	6,853,389	4,774,196
Total	**10,690,592**	**8,091,079**

15.6 Revaluation reserve: breakdown

	AMOUNTS AS AT 31.12.2007				AMOUNTS AS AT 31.12.2006
ITEMS/TYPES	BANKING GROUP	INSURANCE COMPANIES	OTHER COMPANIES	TOTAL	TOTAL
1. Available-for-sale financial assets	1,528,103	702	(48,340)	1,480,465	2,655,171
2. Property, plant and equipment	-	-	-	-	-
3. Intangible assets	-	-	-	-	-
4. Hedges of foreign investments	-	-	-	-	-
5. Cash-flow hedges	(714,585)	-	1,962	(712,623)	(490,369)
6. Exchange differences	-	-	31	31	-
7. Non-current assets classified as held for sale	-	-	-	-	1,984
8. Special revaluation laws	277,020	-	-	277,020	277,020
Total	**1,090,538**	**702**	**(46,347)**	**1,044,893**	**2,443,806**

Part B) Consolidated Balance Sheet - Liabilities (Continued)

15.7 Revaluation reserves: annual changes

	CHANGES IN 2007							
	AVAILABLE-FOR-SALE FINANCIAL ASSETS	PROPERTY, PLANT AND EQUIPMENT	INTANGIBLE ASSETS	HEDGES OF FOREIGN INVESTMENTS	CASH FLOW HEDGES	EXCHANGE DIFFERENCES	NON CURRENT ASSETS CLASSIFIED AS HELD FOR SALE	SPECIAL REVALUATION LAWS
A. Opening balance	**2,655,171**	-	-	-	**(490,369)**	-	**1,984**	**277,020**
B. Increases	**1,496,739**	-	-	-	**469,503**	**31**	**115**	-
B.1 Fair value increases	1,094,429	-	-	-	151,671	27	-	X
B.2 Other changes	402,310	-	-	-	317,832	4	115	-
C. Reductions	**2,671,445**	-	-	-	**691,757**	-	**2,099**	-
C.1 Fair value reductions	2,294,820	-	-	-	694,546	-	-	X
C.2 Other changes	376,625	-	-	-	(2,789)	-	2,099	-
D. Closing balance	**1,480,465**	-	-	-	**(712,623)**	**31**	-	**277,020**

15.7.1 Banking Group Portion

	CHANGES IN 2007							
	AVAILABLE-FOR-SALE FINANCIAL ASSETS	PROPERTY, PLANT AND EQUIPMENT	INTANGIBLE ASSETS	HEDGES OF FOREIGN INVESTMENTS	CASH FLOW HEDGES	EXCHANGE DIFFERENCES	NON CURRENT ASSETS CLASSIFIED AS HELD FOR SALE	SPECIAL REVALUATION LAWS
A. Opening balance	**2,655,416**	-	-	-	**(490,905)**	-	**1,984**	**277,020**
B. Increases	**1,488,299**	-	-	-	**468,077**	-	**115**	-
B.1 Fair value increases	1,086,922	-	-	-	151,671	-	-	X
B.2 Other changes	401,377	-	-	-	316,406	-	115	-
C. Reductions	**2,615,612**	-	-	-	**691,757**	-	**2,099**	-
C.1 Fair value reductions	2,239,036	-	-	-	694,546	-	-	X
C.2 Other changes	376,576	-	-	-	(2,789)	-	2,099	-
D. Closing balance	**1,528,103**	-	-	-	**(714,585)**	-	-	**277,020**

15.7.2 Insurance companies portion

	CHANGES IN 2007							
	AVAILABLE-FOR-SALE FINANCIAL ASSETS	PROPERTY, PLANT AND EQUIPMENT	INTANGIBLE ASSETS	HEDGES OF FOREIGN INVESTMENTS	CASH FLOW HEDGES	EXCHANGE DIFFERENCES	NON CURRENT ASSETS CLASSIFIED AS HELD FOR SALE	SPECIAL REVALUATION LAWS
A. Opening balance	**(222)**	-	-	-	-	-	-	-
B. Increases	**965**	-	-	-	-	-	-	-
B.1 Fair value increases	-	-	-	-	-	-	-	X
B.2 Other changes	965	-	-	-	-	-	-	-
C. Reductions	**41**	-	-	-	-	-	-	-
C.1 Fair value reductions	-	-	-	-	-	-	-	X
C.2 Other changes	41	-	-	-	-	-	-	-
D. Closing balance	**702**	-	-	-	-	-	-	-

15.7.3 Other companies portion

	CHANGES IN 2007							
	AVAILABLE-FOR-SALE FINANCIAL ASSETS	PROPERTY, PLANT AND EQUIPMENT	INTANGIBLE ASSETS	HEDGES OF FOREIGN INVESTMENTS	CASH FLOW HEDGES	EXCHANGE DIFFERENCES	NON CURRENT ASSETS CLASSIFIED AS HELD FOR SALE	SPECIAL REVALUATION LAWS
A. Opening balance	**(23)**	**-**	**-**	**-**	**536**	**-**	**-**	**-**
B. Increases	**7,475**	**-**	**-**	**-**	**1,426**	**31**	**-**	**-**
B.1 Fair value increases	7,507	-	-	-	-	27	-	X
B.2 Other changes	(32)	-	-	-	1,426	4	-	-
C. Reductions	**55,792**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
C.1 Fair value reductions	55,784	-	-	-	-	-	-	X
C.2 Other changes	8	-	-	-	-	-	-	-
D. Closing balance	**(48,340)**	**-**	**-**	**-**	**1,962**	**31**	**-**	**-**

15.8 Revaluation reserves for available-for-sale assets: breakdown

	AMOUNTS AS AT 31.12.2007								AMOUNTS AS AT 31.12.2006	
	BANKING GROUP		INSURANCE COMPANIES		OTHER COMPANIES		TOTAL		TOTAL	
ACTIVITY/ASSETS	POSITIVE RESERVE	NEGATIVE RESERVE	POSITIVE RESERVE	NEGATIVE RESERVE	POSITIVE RESERVE	NEGATIVE RESERVE	POSITIVE RESERVE	NEGATIVE RESERVE	POSITIVE RESERVE	NEGATIVE RESERVE
1. Debt securities	1,224,888	(1,336,717)	702	-	1,605	(32,017)	1,227,195	(1,368,734)	198,570	(112,988)
2. Equity securities	1,790,847	(176,882)	-	-	5,762	(23,646)	1,796,609	(200,528)	2,572,356	(14,103)
3. Units in investment funds	37,766	(11,877)	-	-	-	(44)	37,766	(11,921)	13,757	(1,078)
4. Loans	79	(1)	-	-	-	-	79	(1)	253	(1,596)
Total	**3,053,580**	**(1,525,477)**	**702**	**-**	**7,367**	**(55,707)**	**3,061,649**	**(1,581,184)**	**2,784,936**	**(129,765)**

15.9 Revaluation reserves for available-for-sale assets: annual changes

	CHANGES IN 2007			
	DEBT SECURITIES	EQUITY SECURITIES	UNITS IN INVESTMENTS FUNDS	LOANS
1. Opening balance	**85,582**	**2,558,253**	**12,679**	**(1,343)**
2. Positive changes	**275,617**	**1,774,070**	**31,252**	**1,653**
2.1 Fair value increases	157,744	943,955	10,896	-
2.2 Reclassification through profit or loss of negative reserves	3,357	723	965	-
due to impairment	*723*	*3*	*-*	-
following disposal	*2,634*	*720*	*965*	-
2.3 Other changes	114,516	829,392	19,391	1,653
3. Negative changes	**502,738**	**2,736,242**	**18,086**	**232**
3.1 Fair value reductions	415,120	1,776,343	16,910	159
3.2 Impairment losses	-	5,308	-	-
3.3 Reclassification through profit or loss of positive allowances following disposal	49,374	962,760	929	-
3.4 Other changes	38,244	(8,169)	247	73
4. Closing Balance	**(141,539)**	**1,596,081**	**25,845**	**78**

Part B) Consolidated Balance Sheet - Liabilities (CONTINUED)

15.9.1 Banking Group Portion

	CHANGES IN 2007			
	DEBT SECURITIES	EQUITY SECURITIES	UNITS IN INVESTMENTS FUNDS	LOANS
1. Opening balance	**85,803**	**2,558,253**	**12,703**	**(1,343)**
2. Positive changes	**272,320**	**1,768,552**	**31,252**	**1,653**
2.1 Fair value increases	155,241	938,438	10,896	-
2.2 Reclassification through profit or loss of negative reserves	3,357	723	965	-
due to impairment	*723*	*3*	-	-
following disposal	*2,634*	*720*	*965*	-
2.3 Other changes	113,722	829,391	19,391	1,653
3. Negative changes	**469,952**	**2,712,840**	**18,066**	**232**
3.1 Fair value reductions	382,477	1,752,992	16,890	159
3.2 Impairment losses	-	5,308	-	-
3.3 Reclassification through profit or loss of positive allowances following disposal	49,374	962,760	929	-
3.4 Other changes	38,101	(8,220)	247	73
4. Closing Balance	**(111,829)**	**1,613,965**	**25,889**	**78**

15.9.2 Insurance Companies Portion

	CHANGES IN 2007			
	DEBT SECURITIES	EQUITY SECURITIES	UNITS IN INVESTMENTS FUNDS	LOANS
1. Opening balance	**(222)**	-	-	-
2. Positive changes	**998**	-	-	-
2.1 Fair value increases	811	-	-	-
2.2 Reclassification through profit or loss of negative reserves	-	-	-	-
due to impairment	-	-	-	-
following disposal	-	-	-	-
2.3 Other changes	187	-	-	-
3. Negative changes	**74**	-	-	-
3.1 Fair value reductions	-	-	-	-
3.2 Impairment losses	-	-	-	-
3.3 Reclassification through profit or loss of positive allowances following disposal	-	-	-	-
3.4 Other changes	74	-	-	-
4. Closing Balance	**702**	-	-	-

15.9.3 Other Companies Portion				
	CHANGES IN 2007			
	DEBT SECURITIES	EQUITY SECURITIES	UNITS IN INVESTMENTS FUNDS	LOANS
1. Opening balance	**1**	**-**	**(24)**	**-**
2. Positive changes	**2,299**	**5,518**	**-**	**-**
2.1 Fair value increases	1,692	5,517	-	-
2.2 Reclassification through profit or loss of negative reserves	-	-	-	-
due to impairment	-	-	-	-
following disposal	-	-	-	-
2.3 Other changes	607	1	-	-
3. Negative changes	**32,712**	**23,402**	**20**	**-**
3.1 Fair value reductions	32,643	23,351	20	-
3.2 Impairment losses	-	-	-	-
3.3 Reclassification through profit or loss of positive allowances following disposal	-	-	-	-
3.4 Other changes	69	51	-	-
4. Closing Balance	**(30,412)**	**(17,884)**	**(44)**	**-**

Section 16 - Minorities - Item 210

16.1 Minority interests: breakdown					
	AMOUNTS AS AT 31.12.2007				AMOUNTS AS AT 31.12.2006
ITEMS/VALUES	BANKING GROUP	INSURANCE COMPANIES	OTHER COMPANIES	TOTAL	TOTAL
1) Share Capital	851,722	3,424	78,524	933,670	840,719
2) Share premium reserve	3,029,630	-	23,722	3,053,352	2,021,224
3) Reserves	150,442	(2,408)	(74,151)	73,883	676,052
4) Treasury shares	(134)	-	(70)	(204)	(506)
5) Revaluation reserves	(35,392)	26	(2,067)	(37,433)	57,032
6) Equity instruments	-	-	-	-	-
7) Profit (loss) for the year - Minority interests	682,690	389	34,006	717,085	680,116
Total	**4,678,958**	**1,431**	**59,964**	**4,740,353**	**4,274,637**

Part B) Consolidated Balance Sheet - Liabilities (Continued)

16.2 Revaluation reserves: breakdown

ITEMS/VALUES	AMOUNTS AS AT 31.12.2007 BANKING GROUP	INSURANCE COMPANIES	OTHER COMPANIES	TOTAL	AMOUNTS AS AT 31.12.2006 TOTAL
1) Available for sale financial assets	1,652	26	(2,142)	(464)	66,279
2) Tangible assets	-	-	-	-	-
3) Intangible assets	-	-	-	-	-
4) Hedges of foreign investments	-	-	-	-	-
5) Cash-flow hedge	(37,522)	-	74	(37,448)	(14,555)
6) Exchange difference	-	-	1	1	-
7) Non-current assets classified held for sale	-	-	-	-	194
8) Special revaluation laws	478	-	-	478	5,114
Total	**(35,392)**	**26**	**(2,067)**	**(37,433)**	**57,032**

16.4 Revaluation reserves for available-for-sale assets: breakdown

	AMOUNTS AS AT 31.12.2007							
	BANKING GROUP		INSURANCE COMPANIES		OTHER COMPANIES		TOTAL	
ASSETS/VALUES	POSITIVE RESERVE	NEGATIVE RESERVE	POSITIVE RESERVE	NEGATIVE RESERVE	POSITIVE RESERVE	NEGATIVE RESERVE	POSITIVE RESERVE	NEGATIVE RESERVE
1. Debt securities	2,371	(39,364)	26	-	61	(1,526)	2,458	(40,890)
2. Equity securities	39,434	(1,706)	-	-	220	(895)	39,654	(2,601)
3. Units in investment funds	1,444	(531)	-	-	-	(2)	1,444	(533)
4. Loans	4	-	-	-	-	-	4	-
Total	**43,253**	**(41,601)**	**26**	**-**	**281**	**(2,423)**	**43,560**	**(44,024)**

16.5 Revaluation reserves: annual changes

	CHANGES IN 2007 AVAILABLE-FOR-SALE FINANCIAL ASSETS	PROPERTY, PLANT AND EQUIPMENT	INTANGIBLE ASSETS	HEDGING OF EXTERNAL INVESTMENTS	HEDGING OF CASH FLOWS	EXCHANGE DIFFERENCE	NON CURRENT ASSETS CLASSIFIED AS HELD FOR SALES	SPECIAL REVALUATION LAWS
A. Opening balance	**66,279**	-	-	-	**(14,555)**	-	**194**	**5,114**
B. Increases	**169,651**	-	-	-	**26,647**	**1**	-	**3**
B.1 Fair value increases	37,703	-	-	-	6,499	1	-	X
B.2 Other changes	131,948	-	-	-	20,148	-	-	3
C. Decreases	**236,394**	-	-	-	**49,540**	-	**194**	**4,639**
C.1 Fair value decreases	76,708	-	-	-	46,294	-	-	X
C.2 Other changes	159,686	-	-	-	3,246	-	194	4,639
D. Closing balance	**(464)**	-	-	-	**(37,448)**	**1**	-	**478**

16.5.1 Banking Group Portion

	CHANGES IN 2007							
	AVAILABLE-FOR-SALE FINANCIAL ASSETS	PROPERTY, PLANT AND EQUIPMENT	INTANGIBLE ASSETS	HEDGING OF EXTERNAL INVESTMENTS	HEDGING OF CASH FLOWS	EXCHANGE DIFFERENCE	NON CURRENT ASSETS CLASSIFIED AS HELD FOR SALES	SPECIAL REVALUATION LAWS
A. Opening balance	**66,282**	-	-	-	**(15,091)**	-	**194**	**5,114**
B. Increases	**169,318**	-	-	-	**26,641**	-	-	**3**
B.1 Fair value increases	37,419	-	-	-	6,499	-	-	X
B.2 Other changes	131,899	-	-	-	20,142	-	-	3
C. Decreases	**233,948**	-	-	-	**49,072**	-	**194**	**4,639**
C.1 Fair value decreases	74,283	-	-	-	46,294	-	-	X
C.2 Other changes	159,665	-	-	-	2,778	-	194	4,639
D. Closing balance	**1,652**	-	-	-	**(37,522)**	-	-	**478**

16.5.2 Insurance Companies Portion

	CHANGES IN 2007							
	AVAILABLE-FOR-SALE FINANCIAL ASSETS	PROPERTY, PLANT AND EQUIPMENT	INTANGIBLE ASSETS	HEDGING OF EXTERNAL INVESTMENTS	HEDGING OF CASH FLOWS	EXCHANGE DIFFERENCE	NON CURRENT ASSETS CLASSIFIED AS HELD FOR SALES	SPECIAL REVALUATION LAWS
A. Opening balance	-	-	-	-	-	-	-	-
B. Increases	**41**	-	-	-	-	-	-	-
B.1 Fair value increases	-	-	-	-	-	-	-	X
B.2 Other changes	41	-	-	-	-	-	-	-
C. Decreases	**15**	-	-	-	-	-	-	-
C.1 Fair value decreases	-	-	-	-	-	-	-	X
C.2 Other changes	15	-	-	-	-	-	-	-
D. Closing balance	**26**	-	-	-	-	-	-	-

16.5.3 Other Companies Portion

	CHANGES IN 2007							
	AVAILABLE-FOR-SALE FINANCIAL ASSETS	PROPERTY, PLANT AND EQUIPMENT	INTANGIBLE ASSETS	HEDGING OF EXTERNAL INVESTMENTS	HEDGING OF CASH FLOWS	EXCHANGE DIFFERENCE	NON CURRENT ASSETS CLASSIFIED AS HELD FOR SALES	SPECIAL REVALUATION LAWS
A. Opening balance	**(3)**	-	-	-	**536**	-	-	-
B. Increases	**292**	-	-	-	**6**	**1**	-	-
B.1 Fair value increases	284	-	-	-	-	1	-	X
B.2 Other changes	8	-	-	-	6	-	-	-
C. Decreases	**2,431**	-	-	-	**468**	-	-	-
C.1 Fair value decreases	2,425	-	-	-	-	-	-	X
C.2 Other changes	6	-	-	-	468	-	-	-
D. Closing balance	**(2,142)**	-	-	-	**74**	**1**	-	-

Part B) Consolidated Balance Sheet (CONTINUED)

Other information

1. Guarantees given and commitments

	AMOUNTS AS AT 31.12.2007				AMOUNTS AS AT 31.12.2006
TRANSACTIONS	BANKING GROUP	INSURANCE COMPANIES	OTHER COMPANIES	AMOUNT	TOTAL
1) Financial guarantees given to:	**21,582,228**	**-**	**-**	**21,582,228**	**32,114,905**
a) Banks	4,446,924	-	-	4,446,924	4,156,263
b) Customers	17,135,304	-	-	17,135,304	27,958,642
2) Commercial guarantees given to:	**53,728,654**	**-**	**-**	**53,728,654**	**23,034,168**
a) Banks	8,846,400	-	-	8,846,400	3,498,673
b) Customers	44,882,254	-	-	44,882,254	19,535,495
3) Other irrevocable commitments to disburse funds	**104,322,568**	**-**	**156,965**	**104,479,533**	**92,395,400**
a) banks:	11,059,736	-	-	11,059,736	25,644,838
i) Usage certain	3,888,955	-	-	3,888,955	16,113,053
ii) Usage uncertain	7,170,781	-	-	7,170,781	9,531,785
b) customers:	93,262,832	-	156,965	93,419,797	66,750,562
i) Usage certain	32,630,177	-	-	32,630,177	13,481,604
ii) Usage uncertain	60,632,655	-	156,965	60,789,620	53,268,958
4) Underlying obligations for credit derivatives: sales of protection	**14,765,209**	**-**	**-**	**14,765,209**	**7,001,360**
5) Assets used to guarantee others' obligations	**1,710,441**	**-**	**-**	**1,710,441**	**14,043**
6) Other commitments	**24,398,673**	**623**	**306,091**	**24,705,387**	**17,748,733**
Total	**220,507,773**	**623**	**463,056**	**220,971,452**	**172,308,609**

2. Assets used to guarantee own liabilities and commitments

	AMOUNTS AS AT	
PORTFOLIOS	31.12.2007	31.12.2006
1. Financial instruments held for trading	20,587,269	19,024,772
2. Financial instruments designated at fair value	12,017,870	14,896,900
3. Financial instruments available for sale	1,611,142	3,516,695
4. Financial instruments held to maturity	4,815,582	3,698,642
5. Loans and receivables with banks	2,633,570	13,499,265
6. Loans and receivables with customers	18,512,785	33,765,889
7. Property, plant and equipment	-	75,052

3. Operating leases		
	AMOUNTS AS AT	
	31.12.2007	31.12.2006
Lesee information:		
B) Operating leases		
Future minimum non-cancellable lease payments		
Up to twelve months	160,589	17,886
From one to five years	141,262	30,899
Over five years	37,176	14,708
Total amounts	**339,027**	**63,493**
Future minimum non-cancellable sublease payments		
Total payments	4,053	2,290
Lessor information:		
B) Operating leases		
Future minimum non-cancellable lease payments (to be received)		
Up to twelve months	45,209	143,536
From one to five years	81,412	175,354
Over five years	9,137	5,878
Total amounts	**135,758**	**324,768**

4. Breakdown of investments relating to unit-linked and index-linked policies

There are no amounts in the table.

5.1 Banking Group Portion	
TYPE OF SERVICES	31.12.2007
1. Trading of financial instruments on behalf of third party	**1,232,705,339**
a) Purchases	615,368,859
1. Settled	613,564,815
2. Unsettled	1,804,044
b) Sales	617,336,480
1. Settled	615,461,032
2. Unsettled	1,875,448
2. Segregates accounts	**106,985,052**
a) Individual	96,227,093
b) Collective	10,757,959
3. Custody and administration of securities	**783,840,701**
a) Third party securities on deposit associated with custodian bank transactions (excluding segregated accounts)	40,956,224
1. Securities issued by companies included in consolidation	660,357
2. Other securities	40,295,867
b) Other third party securities on deposit (excluding segregated accounts)	312,935,933
1. Securities issued by companies included in consolidation	45,881,001
2. Other securities	267,054,932
c) Third party securities deposited with third parties	288,998,132
d) Investment and trading securities deposited with others	140,950,412
4. Other transactions	**32,982,313**

The amounts included in this table are totally referred to Banking Group

Notes to the Consolidated Accounts

Part C) Consolidated Income Statement

(amounts in thousands of €)

Part C) Consolidated Income Statement

Following the absorption of Capitalia SpA by UniCredit on October 1, 2007, the 2007 income statement includes the fourth quarter results of the former Capitalia Group. Comparison with 2006 is influenced inter alia by other changes in consolidation scope, which occurred in both 2007 and 2006, e.g., the sale of Splitska Banka on June 30, 2006. Like-with-like comparison is given in the condensed income statement included at the beginning of the report on operations.

Section 1 - Interest income and similar revenues - Item 10 and 20

1.1 Interest income and similar revenues: breakdown

	2007					2006
	UNIMPAIRED FINANCIAL ASSETSC					
ITEMS/TYPE	DEBT SECURITIES	LOANS	IMPAIRED FINANCIAL ASSETS	OTHER ASSETS	TOTAL	TOTAL
1. Financial assets held for trading	3,573,582	1,052,713	1,849	606,870	5,235,014	3,467,244
2. Financial assets at fair value through profit or loss	699,885	134,998	-	34	834,917	1,669,918
3. Available-for-sale financial assets	1,011,678	617	4,407	43,884	1,060,586	909,762
4. Held-to-maturity investments	666,541	-	721	682	667,944	760,565
5. Loans and receivables with banks	28,802	3,697,434	1,617	579,721	4,307,574	3,797,435
6. Loans and receivables with customers	48,163	25,950,985	486,342	742,834	27,228,324	21,980,752
7. Hedging derivatives	X	X	X	780,318	780,318	814,556
8. Financial assets sold but not derecognised	88,037	1,364,499	5,682	6,390	1,464,608	724,184
9. Other assets	X	X	X	442,596	442,596	170,542
Total	**6,116,688**	**32,201,246**	**500,618**	**3,203,329**	**42,021,881**	**34,294,958**

The items "Financial assets held for trading", "Available-for-sale financial assets", "Held-to-maturity investments", "Loans and receivables with banks", "Loans and receivables with customers", "Financial assets at fair value through profit or loss" include interest income from own securities used in repo deposits.

1.1.1 Banking Group Portion

ITEMS/TYPE	2007					2006
	UNIMPAIRED FINANCIAL ASSETSC		IMPAIRED FINANCIAL ASSETS	OTHER ASSETS	TOTAL	TOTAL
	DEBT SECURITIES	LOANS				
1. Financial assets held for trading	3,562,534	1,052,713	1,849	606,870	5,223,966	3,461,237
2. Financial assets at fair value through profit or loss	683,635	134,998	-	-	818,633	1,669,918
3. Available-for-sale financial assets	970,344	617	4,407	43,884	1,019,252	905,853
4. Held-to-maturity investments	649,505	-	721	682	650,908	760,565
5. Loans and receivables with banks	28,802	3,415,586	1,617	579,539	4,025,544	3,796,700
6. Loans and receivables with customers	48,163	25,733,045	486,342	742,834	27,010,384	21,980,121
7. Hedging derivatives	X	X	X	765,614	765,614	814,422
8. Financial assets sold but not derecognised	88,037	1,364,499	5,682	6,390	1,464,608	724,184
9. Other assets	X	X	X	440,189	440,189	169,831
Total	**6,031,020**	**31,701,458**	**500,618**	**3,186,002**	**41,419,098**	**34,282,831**

See note to table 1.1 Interest income and similar revenues

1.1.2 Insurance Companies Portion

ITEMS/TYPE	2007					2006
	UNIMPAIRED FINANCIAL ASSETSC		IMPAIRED FINANCIAL ASSETS	OTHER ASSETS	TOTAL	TOTAL
	DEBT SECURITIES	LOANS				
1. Financial assets held for trading	-	-	-	-	-	1,980
2. Financial assets at fair value through profit or loss	1,077	-	-	34	1,111	-
3. Available-for-sale financial assets	6,395	-	-	-	6,395	3,894
4. Held-to-maturity investments	-	-	-	-	-	-
5. Loans and receivables with banks	-	598	-	-	598	307
6. Loans and receivables with customers	-	-	-	-	-	-
7. Hedging derivatives	X	X	X	-	-	-
8. Financial assets sold but not derecognised	X	X	X	-	-	-
9. Other assets	X	X	X	-	-	-
Total	**7,472**	**598**	**-**	**34**	**8,104**	**6,181**

See note to table 1.1 Interest income and similar revenues

Part C) Consolidated Income Statement (Continued)

1.1.3 Other Companies Portion

ITEMS/TYPE	2007 UNIMPAIRED FINANCIAL ASSETSC DEBT SECURITIES	LOANS	IMPAIRED FINANCIAL ASSETS	OTHER ASSETS	TOTAL	2006 TOTAL
1. Financial assets held for trading	11,048	-	-	-	11,048	4,027
2. Financial assets at fair value through profit or loss	15,173	-	-	-	15,173	-
3. Available-for-sale financial assets	34,939	-	-	-	34,939	15
4. Held-to-maturity investments	17,036	-	-	-	17,036	-
5. Loans and receivables with banks	-	281,250	-	182	281,432	428
6. Loans and receivables with customers	-	217,940	-	-	217,940	631
7. Hedging derivatives	X	X	X	14,704	14,704	134
8. Financial assets sold but not derecognised	-	-	-	-	-	-
9. Other assets	X	X	X	2,407	2,407	711
Total	**78,196**	**499,190**	**-**	**17,293**	**594,679**	**5,946**

See note to table 1.1 Interest income and similar revenues

1.2/1.5 Interest income and similar revenues: hedging differentials

ITEMS/TYPE	2007 BANKING GROUP	INSURANCE COMPANIES	OTHER COMPANIES	TOTAL	2006 TOTAL
A. Positive differentials on:					
A.1 Fair-value micro-hedging of financial assets	106,818	-	-	106,818	12,722
A.2 Fair value micro-hedging of financial liabilities	575,146	-	-	575,146	2,052
A.3 Macro-hedging of interest rate risk	1,104,627	-	458	1,105,085	1,151,280
A.4 Cash-flow micro-heding of financial assets	645,208	-	-	645,208	703,574
A.5 Cash-flow micro-hedging of financial liabilities	311,766	-	-	311,766	787,527
A.6 Cash-flow macro-hedging	6,435,168	-	292,612	6,727,780	833,050
Total positive differentials (A)	**9,178,733**	**-**	**293,070**	**9,471,803**	**3,490,205**
B. Negative differentials relating to:					
B.1 Fair-value micro hedging of financial assets	(63,161)	-	-	(63,161)	(14,135)
B.2 Fair-value micro-hedging of financial liabilities	(317,571)	-	-	(317,571)	(5,394)
B.3 Macro-hedging of interest rate risk	(1,260,785)	-	-	(1,260,785)	(1,122,991)
B.4 Cash-flow micro-hedging of financial assets	(1,238,013)	-	-	(1,238,013)	(1,047,863)
B.5 Cash-flow micro-hedging of financial liabilities	(171)	-	-	(171)	(341,717)
B.6 Cash flow macro-hedging	(5,533,143)	-	(278,641)	(5,811,784)	(143,549)
Total negative differentials (B)	**(8,412,844)**	**-**	**(278,641)**	**(8,691,485)**	**(2,675,649)**
C. Net differentials (A-B)	**765,889**	**-**	**14,429**	**780,318**	**814,556**

1.3.1 Interest income from financial assets denominated in currency

	2007	2006
Interest income on:		
a) Assets denominated in currency	10,310,903	8,210,611

1.3.2 and 1.3.3 Interest income from other transactions

	2007	2006
Interest income on:		
a) Financial leasing transactions: contingent rents recognised as income in the period	1,126,577	935,218
b) Deposits received in administration	461,206	235,753
Total	**1,587,783**	**1,170,971**

1.4 Interest expense and similar charges: breakdown

	2007				2006
ITEMS/TYPE	DEPOSITS	SECURITIES	OTHER LIABILITIES	TOTAL	TOTAL
1. Deposits from banks	(5,788,284)	X	(350,042)	(6,138,326)	(4,795,660)
2. Deposits from customers	(8,248,249)	X	(423,784)	(8,672,033)	(6,466,850)
3. Debt securities in issue	X	(9,563,363)	(570,339)	(10,133,702)	(7,439,001)
4. Financial liabilities held for trading	(836,055)	(173,829)	(333,845)	(1,343,729)	(2,957,883)
5. Financial liabilities at fair value through profit or loss	(270)	(41,459)	-	(41,729)	(35,972)
6. Financial liabilities relating to assets sold but not derecognised	(635,874)	-	(425)	(636,299)	(341,218)
7. Other liabilities	X	X	(1,090,829)	(1,090,829)	(103,489)
8. Hedging derivatives	X	X	-	-	-
Total	**(15,508,732)**	**(9,778,651)**	**(2,769,264)**	**(28,056,647)**	**(22,140,073)**

The items "Deposits from banks" "Deposits from customers" include interest expense on repo deposits against own securities (assets sold but not derecognised).

1.4.1 Banking group portion

	2007				2006
ITEMS/TYPE	DEPOSITS	SECURITIES	OTHER LIABILITIES	TOTAL	TOTAL
1. Deposits from banks	(5,784,347)	X	(350,010)	(6,134,357)	(4,789,811)
2. Deposits from customers	(8,233,836)	X	(411,095)	(8,644,931)	(6,435,371)
3. Debt securities in issue	X	(9,093,386)	(570,339)	(9,663,725)	(7,439,001)
4. Financial liabilities held for trading	(836,055)	(166,574)	(333,845)	(1,336,474)	(2,955,487)
5. Financial liabilities at fair value through profit or loss	(270)	(41,459)	-	(41,729)	(35,972)
6. Financial liabilities relating to assets sold but not derecognised	(635,874)	-	(425)	(636,299)	(341,218)
7. Other liabilities	X	X	(1,080,603)	(1,080,603)	(102,512)
8. Hedging derivatives	X	X	-	-	-
Total	**(15,490,382)**	**(9,301,419)**	**(2,746,317)**	**(27,538,118)**	**(22,099,372)**

See note to table 1.4 Interest expense and similar charge: breakdown

Part C) Consolidated Income Statement (CONTINUED)

1.4.2 Insurance Companies Portion

	2007				2006
ITEMS/TYPE	DEPOSITS	SECURITIES	OTHER LIABILITIES	TOTAL	TOTAL
1. Deposits from banks	-	X	-	-	-
2. Deposits from customers	(11)	X	-	(11)	(1)
3. Debt securities in issue	X	-	-	-	-
4. Financial liabilities held for trading	-	-	-	-	-
5. Financial liabilities at fair value through profit or loss	-	-	-	-	-
6. Financial liabilities relating to assets sold but not derecognised	-	-	-	-	-
7. Other liabilities	X	X	-	-	-
8. Hedging derivatives	X	X	-	-	-
Total	**(11)**	**-**	**-**	**(11)**	**(1)**

See note to table 1.4 Interest expense and similar charge: breakdown

1.4.3 Other Companies Portion

	2007				2006
ITEMS/TYPE	DEPOSITS	SECURITIES	OTHER LIABILITIES	TOTAL	TOTAL
1. Deposits from banks	(3,937)	X	(32)	(3,969)	(5,849)
2. Deposits from customers	(14,402)	X	(12,689)	(27,091)	(31,478)
3. Debt securities in issue	X	(469,977)	-	(469,977)	-
4. Financial liabilities held for trading	-	(7,255)	-	(7,255)	(2,396)
5. Financial liabilities at fair value through profit or loss	-	-	-	-	-
6. Financial liabilities relating to assets sold but not derecognised	-	-	-	-	-
7. Other liabilities	X	X	(10,226)	(10,226)	(977)
8. Hedging derivatives	X	X	-	-	-
Total	**(18,339)**	**(477,232)**	**(22,947)**	**(518,518)**	**(40,700)**

See note to table 1.4 Interest expense and similar charge: breakdown

1.6.1 Interest expense on liabilities denominated in currency

INTEREST EXPENSE ON:	2007	2006
a) Liabilities denominated in currency	(8,578,987)	(7,011,030)

1.6.2 and 1.6.3 Interest expense on other transactions

INTEREST EXPENSES ON:	2007	2006
a) Financial leasing transactions: contingent rents recognised as expense in the period	(860)	(2,320)
b) Deposits received in administration	(102,089)	(92,129)
Total	**(102,949)**	**(94,449)**

Section 2 - Fee and commission income - Item 40 and 50

2.1 Fee and commission income: breakdown

TYPE OF SERVICE/SECTORS	2007	2006
a) guarantees given	**460,787**	**400,762**
b) credit derivatives	**16,970**	**9,396**
c) management, brokerage and consultancy services:	**5,989,318**	**5,077,279**
1. securities trading	579,198	447,687
2. currency trading	409,686	289,930
3. segregated accounts	2,557,609	2,365,334
3.1 individual	*443,383*	*376,024*
3.2. collective	*2,114,226*	*1,989,310*
4. custody and administration of securities	313,756	214,957
5. custodian bank	67,736	60,629
6. placement of securities	802,862	709,643
7. client instructions	157,179	132,749
8. advisory	88,888	80,695
9. distribution of third party services	1,012,404	775,655
9.1. Segregated accounts	*119,783*	*82,539*
9.1.1. individual	*41,502*	*20,323*
9.1.2. collective	*78,281*	*62,216*
9.2. insurance products	*656,774*	*593,997*
9.3. Other products	*235,847*	*99,119*
d) collection and payment services	**1,800,527**	**1,670,427**
e) securitization servicing	**128,680**	**79,754**
f) factoring	**70,763**	**50,194**
g) tax collection services	**-**	**15**
h) other services	**2,886,662**	**2,678,699**
Total	**11,353,707**	**9,966,526**

Part C) Consolidated Income Statement (CONTINUED)

2.1.1 Banking Group Portion

TYPE OF SERVICE/SECTORS	2007	2006
a) guarantees given	**460,787**	**400,762**
b) credit derivatives	**16,970**	**9,396**
c) management, brokerage and consultancy services:	**5,754,059**	**4,682,924**
1. securities trading	576,334	447,581
2. currency trading	409,686	289,930
3. segregated accounts	2,557,609	2,365,334
3.1 individual	*443,383*	*376,024*
3.2. collective	*2,114,226*	*1,989,310*
4. custody and administration of securities	313,756	214,957
5. custodian bank	67,736	60,629
6. placement of securities	802,862	709,643
7. client instructions	157,179	132,749
8. advisory	88,888	80,695
9. distribution of third party services	780,009	381,406
9.1. Segregated accounts	*119,783*	*82,539*
9.1.1. individual	*41,502*	*20,323*
9.1.2. collective	*78,281*	*62,216*
9.2. insurance products	*445,700*	*199,748*
9.3. Other products	*214,526*	*99,119*
d) collection and payment services	**1,800,527**	**1,670,427**
e) securitization servicing	**128,680**	**79,754**
f) factoring	**70,763**	**50,194**
g) tax collection services	**-**	**15**
h) other services	**2,805,564**	**2,641,815**
Total	**11,037,350**	**9,535,287**

2.1.2 Insurance Companies Portion

TYPE OF SERVICE/SECTORS	2007	2006
a) guarantees given	-	-
b) credit derivatives	-	-
c) management, brokerage and consultancy services:	**7,011**	**7,584**
1. securities trading	-	-
2. currency trading	-	-
3. segregated accounts	-	-
3.1 individual	-	-
3.2. collective	-	-
4. custody and administration of securities	-	-
5. custodian bank	-	-
6. placement of securities	-	-
7. client instructions	-	-
8. advisory	-	-
9. distribution of third party services	7,011	7,584
9.1. Segregated accounts	-	-
9.1.1. individual	-	-
9.1.2. collective	-	-
9.2. insurance products	*7,011*	*7,584*
9.3. Other products	-	-
d) collection and payment services	-	-
e) securitization servicing	-	-
f) factoring	-	-
g) tax collection services	-	-
h) other services	**9,230**	**6,764**
Total	**16,241**	**14,348**

Part C) Consolidated Income Statement (Continued)

2.1.3 Other Companies Portion

TYPE OF SERVICE/SECTORS	2007	2006
a) guarantees given	**-**	**-**
b) credit derivatives	**-**	**-**
c) management, brokerage and consultancy services:	**228,248**	**386,771**
1. securities trading	2,864	106
2. currency trading	-	-
3. segregated accounts	-	-
3.1 individual	-	-
3.2. collective	-	-
4. custody and administration of securities	-	-
5. custodian bank	-	-
6. placement of securities	-	-
7. client instructions	-	-
8. advisory	-	-
9. distribution of third party services	225,384	386,665
9.1. Segregated accounts	-	-
9.1.1. individual	-	-
9.1.2. collective	-	-
9.2. insurance products	*204,063*	*386,665*
9.3. Other products	*21,321*	-
d) collection and payment services	**-**	**-**
e) securitization servicing	**-**	**-**
f) factoring	**-**	**-**
g) tax collection services	**-**	**-**
h) other services	**71,868**	**30,120**
Total	**300,116**	**416,891**

2.2 Fee and commission income by distribution channel

CHANNELS/SECTORS	2007	2006
a) through Group bank branches	**1,355,980**	**1,186,462**
1. segregated accounts	293,463	277,955
2. placement of securities	422,476	357,844
3. others' products and services	640,041	550,663
b) off-site	**2,757,650**	**2,462,997**
1. segregated accounts	2,264,146	2,087,379
2. placement of securities	317,810	195,537
3. others' products and services	175,694	180,081
c) other distribution channels	**259,245**	**201,173**
1. segregated accounts	-	-
2. placement of securities	62,576	156,262
3. others' products and services	196,669	44,911
Total	**4,372,875**	**3,850,632**

2.3 Fee and commission expense: breakdown

TYPE OF SERVICES/SECTORS	2007	2006
a) guarantees received	**(108,162)**	**(84,447)**
b) credit derivatives	**(25,497)**	**(5,641)**
c) management, brokerage and consultancy services:	**(931,509)**	**(725,664)**
1. securities trading	(145,684)	(77,937)
2. currency trading	(16,101)	(13,748)
3. segregated accounts	(112,526)	(101,087)
3.1. own portfolio	*(40,602)*	*(39,483)*
3.2. others' portfolios	*(71,924)*	*(61,604)*
4. custody and administration of securities	(152,564)	(125,759)
5. placement of securities	(204,592)	(254,698)
6. off-site distribution of securities, products and services	(300,042)	(152,435)
d) collection and payment services	**(419,852)**	**(369,873)**
e) other services	**(438,845)**	**(433,226)**
Total	**(1,923,865)**	**(1,618,851)**

Part C) Consolidated Income Statement (Continued)

2.3.1 Banking Group Portion

TYPE OF SERVICES/SECTORS	2007	2006
a) guarantees received	**(107,930)**	**(84,447)**
b) credit derivatives	**(25,497)**	**(5,641)**
c) management, brokerage and consultancy services:	**(923,047)**	**(725,664)**
1. securities trading	(145,684)	(77,937)
2. currency trading	(16,101)	(13,748)
3. segregated accounts	(112,526)	(101,087)
3.1. own portfolio	*(40,602)*	*(39,483)*
3.2. others' portfolios	*(71,924)*	*(61,604)*
4. custody and administration of securities	(152,564)	(125,759)
5. placement of securities	(204,592)	(254,698)
6. off-site distribution of securities, products and services	(291,580)	(152,435)
d) collection and payment services	**(419,737)**	**(369,774)**
e) other services	**(414,380)**	**(418,278)**
Total	**(1,890,591)**	**(1,603,804)**

2.3.2 Insurance Companies Portion

TYPE OF SERVICES/SECTORS	2007	2006
a) guarantees received	-	-
b) credit derivatives	-	-
c) management, brokerage and consultancy services:	-	-
1. securities trading	-	-
2. currency trading	-	-
3. segregated accounts	-	-
3.1. own portfolio	-	-
3.2. others' portfolios	-	-
4. custody and administration of securities	-	-
5. placement of securities	-	-
6. off-site distribution of securities, products and services	-	-
d) collection and payment services	-	-
e) other services	**(14,856)**	**(14,246)**
Total	**(14,856)**	**(14,246)**

2.3.3 Other Companies Portion		
TYPE OF SERVICES/SECTORS	2007	2006
a) guarantees received	**(232)**	**-**
b) credit derivatives	**-**	**-**
c) management, brokerage and consultancy services:	**(8,462)**	**-**
1. securities trading	-	-
2. currency trading	-	-
3. segregated accounts	-	-
3.1. own portfolio	-	-
3.2. others' portfolios	-	-
4. custody and administration of securities	-	-
5. placement of securities	-	-
6. off-site distribution of securities, products and services	(8,462)	-
d) collection and payment services	**(115)**	**(99)**
e) other services	**(9,609)**	**(702)**
Total	**(18,418)**	**(801)**

Section 3 - Dividend income and similar revenue - Item 70

3.1 Dividend income and similar revenue: breakdown										
	2007								2006	
	BANKING GROUP		INSURANCE COMPANIES		OTHER COMPANIES		TOTAL		TOTAL	
ITEMS/REVENUES	DIVIDENDS	INCOME FROM UNITS IN INVESTMENT FUNDS	DIVIDENDS	INCOME FROM UNITS IN INVESTMENT FUNDS	DIVIDENDS	INCOME FROM UNITS IN INVESTMENT FUNDS	DIVIDENDS	INCOME FROM UNITS IN INVESTMENT FUNDS	DIVIDENDS	INCOME FROM UNITS IN INVESTMENT FUNDS
A. Financial assets held for trading	345,491	36,983	-	-	-	-	345,491	36,983	348,161	110
B. Available for sale financial assets	351,631	242,653	-	-	-	22	351,631	242,675	356,922	5,301
C. Financial assets at fair value thought profit or loss	173	10,188	-	-	14	2	187	10,190	36,993	1,633
D. Investments	68,320	X	-	X	92	X	68,412	X	74,610	X
Total	**765,615**	**289,824**	**-**	**-**	**106**	**24**	**765,721**	**289,848**	**816,686**	**7,044**

Part C) Consolidated Income Statement (CONTINUED)

Section 4 - Gains and losses on financial assets and liabilities held for trading - Item 80

4.1 Gains and losses on financial assets and liabilities held for trading: breakdown

	2007				
TRANSACTIONS/P&L ITEMS	CAPITAL GAINS (A)	TRADING PROFIT (B)	CAPITAL LOSSES (C)	TRADING LOSSES (D)	NET PROFIT (A+B)-(C+D)
1. Financial assets held for trading	**1,783,163**	**12,164,485**	**(2,262,702)**	**(12,980,141)**	**(1,295,195)**
1.1 Debt securities	103,528	2,502,423	(528,310)	(2,876,712)	(799,071)
1.2 Equity instruments	1,590,596	6,570,461	(1,245,968)	(7,545,969)	(630,880)
1.3 Units in investment funds	71,416	575,228	(148,617)	(168,916)	329,111
1.4 Loans	84	28,458	(378)	(47,786)	(19,622)
1.5 Other	17,539	2,487,915	(339,429)	(2,340,758)	(174,733)
2. Financial liabilities held for trading	**16,373**	**2,730,089**	**(48,743)**	**(2,968,430)**	**(270,711)**
2.1 Debt securities	5,342	1,296,221	(16,121)	(1,373,657)	(88,215)
2.2 Deposits	1,361	-	(396)	-	965
2.3 Other	9,670	1,433,868	(32,226)	(1,594,773)	(183,461)
3. Other financial assets and liabilities: exchange differences	**X**	**X**	**X**	**X**	**2,812,338**
4. Derivatives	**39,143,882**	**127,690,286**	**(39,901,138)**	**(125,358,002)**	**(705,151)**
4.1 Financial derivatives:	35,451,058	125,019,374	(35,956,653)	(123,116,954)	(883,354)
- on debt securities and interest rates	*29,639,524*	*108,888,256*	*(29,400,747)*	*(107,430,986)*	*1,696,047*
- on equity securities and share indices	*5,635,871*	*15,820,562*	*(6,362,102)*	*(15,377,561)*	*(283,230)*
- on currency and gold	*X*	*X*	*X*	*X*	*(2,280,179)*
- other	*175,663*	*310,556*	*(193,804)*	*(308,407)*	*(15,992)*
4.2 Credit derivatives	3,692,824	2,670,912	(3,944,485)	(2,241,048)	178,203
Total	**40,943,418**	**142,584,860**	**(42,212,583)**	**(141,306,573)**	**541,281**

4.1.1 Banking Group Portion

TRANSACTIONS/P&L ITEMS	2007 CAPITAL GAINS (A)	TRADING PROFIT (B)	CAPITAL LOSSES (C)	TRADING LOSSES (D)	NET PROFIT (A+B)-(C+D)
1. Financial assets held for trading	**1,782,413**	**12,162,511**	**(2,261,598)**	**(12,962,049)**	**(1,278,723)**
1.1 Debt securities	103,213	2,500,716	(527,206)	(2,858,620)	(781,897)
1.2 Equity instruments	1,590,596	6,570,461	(1,245,968)	(7,545,969)	(630,880)
1.3 Units in investment funds	71,367	575,228	(148,617)	(168,916)	329,062
1.4 Loans	84	28,458	(378)	(47,786)	(19,622)
1.5 Other	17,153	2,487,648	(339,429)	(2,340,758)	(175,386)
2. Financial liabilities held for trading	**15,709**	**2,730,089**	**(48,739)**	**(2,968,430)**	**(271,371)**
2.1 Debt securities	4,678	1,296,221	(16,121)	(1,373,657)	(88,879)
2.2 Deposits	1,361	-	(396)	-	965
2.3 Other	9,670	1,433,868	(32,222)	(1,594,773)	(183,457)
3. Other financial assets and liabilities: exchange differences	**X**	**X**	**X**	**X**	**2,812,340**
4. Derivatives	**39,143,778**	**127,689,413**	**(39,901,070)**	**(125,358,002)**	**(692,134)**
4.1 Financial derivatives:	35,451,058	125,018,548	(35,956,585)	(123,116,954)	(870,186)
- on debt securities and interest rates	*29,639,524*	*108,887,999*	*(29,400,726)*	*(107,430,986)*	*1,695,811*
- on equity securities and share indices	*5,635,871*	*15,820,562*	*(6,362,102)*	*(15,377,561)*	*(283,230)*
- on currency and gold	*X*	*X*	*X*	*X*	*(2,266,253)*
- other	*175,663*	*309,987*	*(193,757)*	*(308,407)*	*(16,514)*
4.2 Credit derivatives	3,692,720	2,670,865	(3,944,485)	(2,241,048)	178,052
Total	**40,941,900**	**142,582,013**	**(42,211,407)**	**(141,288,481)**	**570,112**

4.1.2 Insurance companies portion

There are no assets or liabilities held for trading by insurance companies.

Part C) Consolidated Income Statement (Continued)

4.1.3 Other Companies Portion

	2007				
TRANSACTIONS/P&L ITEMS	CAPITAL GAINS (A)	TRADING PROFIT (B)	CAPITAL LOSSES (C)	TRADING LOSSES (D)	NET PROFIT (A+B)-(C+D)
1. Financial assets held for trading	**750**	**1,974**	**(1,104)**	**(18,092)**	**(16,472)**
1.1 Debt securities	315	1,707	(1,104)	(18,092)	(17,174)
1.2 Equity instruments	-	-	-	-	-
1.3 Units in investment funds	49	-	-	-	49
1.4 Loans	-	-	-	-	-
1.5 Other	386	267	-	-	653
2. Financial liabilities held for trading	**664**	**-**	**(4)**	**-**	**660**
2.1 Debt securities	664	-	-	-	664
2.2 Deposits	-	-	-	-	-
2.3 Other	-	-	(4)	-	(4)
3. Other financial assets and liabilities: exchange differences	**X**	**X**	**X**	**X**	**(2)**
4. Derivatives	**104**	**873**	**(68)**	**-**	**(13,017)**
4.1 Financial derivatives:	-	826	(68)	-	(13,168)
- on debt securities and interest rates	-	*257*	*(21)*	-	*236*
- on equity securities and share indices	-	-	-	-	-
- on currency and gold	*X*	*X*	*X*	*X*	*(13,926)*
- other	-	*569*	*(47)*	-	*522*
4.2 Credit derivatives	104	47	-	-	151
Total	**1,518**	**2,847**	**(1,176)**	**(18,092)**	**(28,831)**

Section 5 - Fair value adjustments in hedge accounting - Item 90

5.1 Fair value adjustments in hedge accounting: breakdown

	2007				2006
PROFIT COMPONENT/VALUES	BANKING GROUP	INSURANCE COMPANIES	OTHER COMPANIES	TOTAL	TOTAL
A. Gains on:					
A.1 Fair value hedging instruments	770,754	-	-	770,754	551,869
A.2 Hedged asset items (fair value)	102,741	-	-	102,741	451,374
A.3 Hedged liability items (fair value)	819,903	-	-	819,903	753,078
A.4 Cash-flow hedges	516	-	-	516	-
A.5 Assets and liabilities denominated in currency	318	-	-	318	261
Total gains on hedging activities (A)	**1,694,232**	**-**	**-**	**1,694,232**	**1,756,582**
B. Losses on:					
B.1 Fair value hedging instruments	(1,212,981)	-	-	(1,212,981)	(1,327,848)
B.2 Hedged asset items (fair value)	(333,128)	-	-	(333,128)	(359,171)
B.3 Hedged liability items (fair value)	(123,231)	-	-	(123,231)	(39,298)
B.4 Cash-flow hedges	(3,055)	-	-	(3,055)	(432)
B.5 Assets and liabilities denominated in currency	(83)	-	-	(83)	(104)
Total losses on hedging activities (B)	**(1,672,478)**	**-**	**-**	**(1,672,478)**	**(1,726,853)**
C. Net hedging result (A - B)	**21,754**	**-**	**-**	**21,754**	**29,729**

Part C) Consolidated Income Statement (CONTINUED)

Section 6 - Gains (losses) on disposals/repurchases - Item 100

6.1 Gains and losses on disposals/repurchases: breakdown

	2007									2006		
	BANKING GROUP			OTHER COMPANIES			TOTAL			TOTAL		
ITEMS/P&L ITEMS	GAINS	LOSSES	NET PROFIT	GAINS	LOSSES	NET PROFIT	GAINS	LOSSES	NET PROFIT	GAINS	LOSSES	NET PROFIT
Financial assets												
1. Loans and receivables with banks	16	(452)	(436)	-	-	-	16	(452)	(436)	1	(20)	(19)
2. Loans and receivables with customers	24,543	(10,457)	14,086	4	-	4	24,547	(10,457)	14,090	97,590	(81,085)	16,505
3. Available-for-sale financial assets	1,450,571	(176,965)	1,273,606	1,237	(35)	1,202	1,451,808	(177,000)	1,274,808	645,419	(166,389)	479,030
3.1 Debt securities	*98,485*	*(69,916)*	*28,569*	-	*(35)*	*(35)*	*98,485*	*(69,951)*	*28,534*	*160,510*	*(110,055)*	*50,455*
3.2 Equity instruments	*1,321,571*	*(103,466)*	*1,218,105*	-	-	-	*1,321,571*	*(103,466)*	*1,218,105*	*472,087*	*(50,461)*	*421,626*
3.3 Units in investment funds	*15,490*	*(3,563)*	*11,927*	-	-	-	*15,490*	*(3,563)*	*11,927*	*12,197*	*(5,873)*	*6,324*
3.4 Loans	*15,025*	*(20)*	*15,005*	*1,237*	-	*1,237*	*16,262*	*(20)*	*16,242*	*625*	-	*625*
4. Held-to-maturity investments	1,163	(516)	647	-	-	-	1,163	(516)	647	4,318	(825)	3,493
Total assets	**1,476,293**	**(188,390)**	**1,287,903**	**1,241**	**(35)**	**1,206**	**1,477,534**	**(188,425)**	**1,289,109**	**747,328**	**(248,319)**	**499,009**
Financial liabilities												
1. Deposits with banks	33	-	33	-	-	-	33	-	33	-	(70)	(70)
2. Deposits with customers	-	-	-	-	-	-	-	-	-	-	-	-
3. Debt securities in issue	19,034	(22,197)	(3,163)	-	-	-	19,034	(22,197)	(3,163)	7,790	(13,272)	(5,482)
Total liabilities	**19,067**	**(22,197)**	**(3,130)**	-	-	-	**19,067**	**(22,197)**	**(3,130)**	**7,790**	**(13,342)**	**(5,552)**

There are no amounts referred to insurance Companies Portion.

Gains on disposals of available-for-sale assets include a net gain on disposals of shares of €931,112 thousand, of which the main components are: Mediobanca (€603,364 thousands), Borsa Italiana (€188,075 thousand), Fiat (€127,152 thousand) and Commercial Union Poland (€47,044 thousand).

Section 7 - Gains and losses on financial assets/liabilities at fair value through profit or loss - Item 110

7.1 Net change in financial assets and liabilities at fair value through profit or loss: breakdown

	2007				
TRANSACTIONS/P&L ITEMS	CAPITAL GAINS (A)	GAINS ON TRASFER (B)	CAPITAL LOSSES (C)	LOSSES ON TRASFER (D)	NET PROFIT (A+B)-(C+D)
1. Financial assets	**59,682**	**125,232**	**(97,681)**	**(373,671)**	**(286,438)**
1.1 Debt securities	25,852	59,271	(76,029)	(273,488)	(264,394)
1.2 Equity securities	198	43	(755)	(6)	(520)
1.3 Units in investment funds	33,544	65,907	(19,391)	(8,070)	71,990
1.4 Loans	88	11	(1,506)	(92,107)	(93,514)
2. Financial liabilities	**76,938**	**8,103**	**(45,371)**	**(1,369)**	**38,301**
2.1 Debt securities	76,938	8,103	(45,101)	(1,369)	38,571
2.2 Deposits from banks	-	-	(270)	-	(270)
2.3 Deposits from customers	-	-	-	-	-
3. Financial assets and liabilities in foreign currency: exchange differences	**X**	**X**	**X**	**X**	**(5,321)**
4. Financial derivatives	**738,953**	**101,922**	**(289,095)**	**(301,677)**	**250,103**
4.1 Derivatives	738,144	101,922	(287,363)	(301,677)	251,026
- on debt securities and interest rates	*665,055*	*99,079*	*(262,863)*	*(297,581)*	*203,690*
- on equity securities and share indices	*24,089*	*2,843*	-	*(4,096)*	*22,836*
- on currency and gold	*X*	*X*	*X*	*X*	-
- other	*49,000*	-	*(24,500)*	-	*24,500*
4.2 Credit derivatives	809	-	(1,732)	-	(923)
Total	**875,573**	**235,257**	**(432,147)**	**(676,717)**	**(3,355)**

The contribution relating to Derivatives refers to the valuation effect in respect of contracts that for economic purposes are associated with financial assets or liabilities at fair value through profit and loss (Items 30-Assets and 50-Liabilities) formerly disclosed under held-for-trading assets or liabilities ("Financial derivatives: Fair value hedges").

Part C) Consolidated Income Statement (Continued)

7.1.1 Banking Group Portion

TRANSACTIONS/P&L ITEMS	2007 CAPITAL GAINS (A)	GAINS ON TRASFER (B)	CAPITAL LOSSES (C)	LOSSES ON TRASFER (D)	NET PROFIT (A+B)-(C+D)
1. Financial assets	**59,298**	**123,360**	**(97,359)**	**(372,345)**	**(287,046)**
1.1 Debt securities	25,537	57,945	(75,714)	(272,162)	(264,394)
1.2 Equity securities	140	43	(755)	(6)	(578)
1.3 Units in investment funds	33,533	65,361	(19,384)	(8,070)	71,440
1.4 Loans	88	11	(1,506)	(92,107)	(93,514)
2. Financial liabilities	**76,938**	**8,103**	**(45,371)**	**(1,369)**	**38,301**
2.1 Debt securities	76,938	8,103	(45,101)	(1,369)	38,571
2.2 Deposits from banks	-	-	(270)	-	(270)
2.3 Deposits from customers	-	-	-	-	-
3. Financial assets and liabilities in foreign currency: exchange differences	**X**	**X**	**X**	**X**	**(5,321)**
4. Financial derivatives	**738,953**	**101,922**	**(289,095)**	**(301,677)**	**250,103**
4.1 Derivatives	738,144	101,922	(287,363)	(301,677)	251,026
- on debt securities and interest rates	*665,055*	*99,079*	*(262,863)*	*(297,581)*	*203,690*
- on equity securities and share indices	*24,089*	*2,843*	-	*(4,096)*	*22,836*
- on currency and gold	*X*	*X*	*X*	*X*	-
- other	*49,000*	-	*(24,500)*	-	*24,500*
4.2 Credit derivatives	809	-	(1,732)	-	(923)
Total	**875,189**	**233,385**	**(431,825)**	**(675,391)**	**(3,963)**

7.1.2 Insurance Companies Portion

TRANSACTIONS/P&L ITEMS	2007 CAPITAL GAINS (A)	GAINS ON TRASFER (B)	CAPITAL LOSSES (C)	LOSSES ON TRASFER (D)	NET PROFIT (A+B)-(C+D)
1. Financial assets	**315**	**943**	-	**(1,326)**	**(68)**
1.1 Debt securities	315	943	-	(1,326)	(68)
1.2 Equity securities	-	-	-	-	-
1.3 Units in investment funds	-	-	-	-	-
1.4 Loans	-	-	-	-	-
2. Financial liabilities	-	-	-	-	-
2.1 Debt securities	-	-	-	-	-
2.2 Deposits from banks	-	-	-	-	-
2.3 Deposits from customers	-	-	-	-	-
3. Financial assets and liabilities in foreign currency: exchange differences	**X**	**X**	**X**	**X**	-
4. Financial derivatives	-	-	-	-	-
4.1 Derivatives	-	-	-	-	-
- on debt securities and interest rates	-	-	-	-	-
- on equity securities and share indices	-	-	-	-	-
- on currency and gold	*X*	*X*	*X*	*X*	-
- other	-	-	-	-	-
4.2 Credit derivatives	-	-	-	-	-
Total	**315**	**943**	-	**(1,326)**	**(68)**

7.1.3 Other Companies Portion

TRANSACTIONS/P&L ITEMS	2007 CAPITAL GAINS (A)	GAINS ON TRASFER (B)	CAPITAL LOSSES (C)	LOSSES ON TRASFER (D)	NET PROFIT (A+B)-(C+D)
1. Financial assets	**69**	**929**	**(322)**	**-**	**676**
1.1 Debt securities	-	383	(315)	-	68
1.2 Equity securities	58	-	-	-	58
1.3 Units in investment funds	11	546	(7)	-	550
1.4 Loans	-	-	-	-	-
2. Financial liabilities	**-**	**-**	**-**	**-**	**-**
2.1 Debt securities	-	-	-	-	-
2.2 Deposits from banks	-	-	-	-	-
2.3 Deposits from customers	-	-	-	-	-
3. Financial assets and liabilities in foreign currency: exchange differences	**X**	**X**	**X**	**X**	**-**
4. Financial derivatives	**-**	**-**	**-**	**-**	**-**
4.1 Derivatives	-	-	-	-	-
- on debt securities and interest rates	-	-	-	-	-
- on equity securities and share indices	-	-	-	-	-
- on currency and gold	*X*	*X*	*X*	*X*	-
- other	-	-	-	-	-
4.2 Credit derivatives	-	-	-	-	-
Total	**69**	**929**	**(322)**	**-**	**676**

Section 8 - Impairment losses - Item 130

8.1 Impairment losses on loans: breakdown

TRANSACTIONS / P&L ITEMS	2007 WRITE-DOWNS[1] SPECIFIC WRITE-OFFS	SPECIFIC OTHER	PORTFOLIO	WRITE-BACK[2] SPECIFIC INTEREST	SPECIFIC OTHER	PORTFOLIO INTEREST	PORTFOLIO OTHER	TOTAL (3)=(1)-(2)	2006 TOTAL (3)=(1)-(2)
A. Loans and receivables with banks	-	(4,721)	(3,384)	379	13,023	-	521	5,818	(8,537)
B. Loans and receivables with customers	(736,141)	(3,851,464)	(709,864)	164,277	2,512,831	339	473,336	(2,146,686)	(2,187,871)
C. Total	**(736,141)**	**(3,856,185)**	**(713,248)**	**164,656**	**2,525,854**	**339**	**473,857**	**(2,140,868)**	**(2,196,408)**

The "Write-backs - interest" columns disclose any increases in the presumed recovery value arising from interest accrued in the year on the basis of the original effective interest rate used to calculate write-downs.

Part C) Consolidated Income Statement (CONTINUED)

8.1.1 Banking Group Portion

	2007								2006
	WRITE-DOWNS[1]			WRITE-BACK[2]					
	SPECIFIC			SPECIFIC		PORTFOLIO			
TRANSACTIONS / P&L ITEMS	WRITE-OFFS	OTHER	PORTFOLIO	INTEREST	OTHER	INTEREST	OTHER	TOTAL (3)=(1)-(2)	TOTAL (3)=(1)-(2)
A. Loans and receivables with banks	-	(4,721)	(3,384)	379	13,023	-	521	5,818	(8,537)
B. Loans and receivables with customers	(735,655)	(3,851,413)	(709,382)	164,277	2,512,831	339	473,336	(2,145,667)	(2,185,627)
C. Total	**(735,655)**	**(3,856,134)**	**(712,766)**	**164,656**	**2,525,854**	**339**	**473,857**	**(2,139,849)**	**(2,194,164)**

8.1.2 Insurance companies portion

There are no impairment losses referred to insurance companies portion.

8.1.3 Other companies portion

	2007								2006
	WRITE-DOWNS[1]			WRITE-BACK[2]					
	SPECIFIC			SPECIFIC		PORTFOLIO			
TRANSACTIONS / P&L ITEMS	WRITE-OFFS	OTHER	PORTFOLIO	INTEREST	OTHER	INTEREST	OTHER	TOTAL (3)=(1)-(2)	TOTAL (3)=(1)-(2)
A. Loans and receivables with banks	-	-	-	-	-	-	-	-	-
B. Loans and receivables with customers	(486)	(51)	(482)	-	-	-	-	(1,019)	(2,244)
C. Total	**(486)**	**(51)**	**(482)**	**-**	**-**	**-**	**-**	**(1,019)**	**(2,244)**

8.2 Impairment losses on available for sale financial assets: breakdown

	2007					2006
	WRITE-DOWNS[1]		WRITE-BACK[2]			
	SPECIFIC		SPECIFIC			
TRANSACTIONS / P&L ITEMS	WRITE-OFFS	OTHER	INTEREST	OTHER	TOTAL (3)=(1)-(2)	TOTAL (3)=(1)-(2)
A. Debt securities	(1,165)	(45,561)	-	65	(46,661)	(19,636)
B. Equity instruments	(562)	(19,161)	X	X	(19,723)	(27,586)
C. Units in investment funds	-	(45,602)	X	52	(45,550)	(218)
D. Loans to banks	-	(1,105)	-	19	(1,086)	-
E. Loans to customers	-	-	-	-	-	-
Total	**(1,727)**	**(111,429)**	**-**	**136**	**(113,020)**	**(47,440)**

The "Write-backs - interest" columns disclose any increases in the presumed recovery value arising from interest accrued in the year on the basis of the original effective interest rate used to calculate write-downs.

8.2.1 Banking Group Portion

TRANSACTIONS / P&L ITEMS	2007					2006
	WRITE-DOWNS[1]		WRITE-BACK[2]			
	SPECIFIC		SPECIFIC			
	WRITE-OFFS	OTHER	INTEREST	OTHER	TOTAL (3)=(1)-(2)	TOTAL (3)=(1)-(2)
A. Debt securities	(1,165)	(24,355)	-	65	(25,455)	(19,636)
B. Equity instruments	(562)	(19,150)	X	X	(19,712)	(27,567)
C. Units in investment funds	-	(45,602)	X	52	(45,550)	(216)
D. Loans to banks	-	(1,105)	-	19	(1,086)	-
E. Loans to customers	-	-	-	-	-	-
Total	**(1,727)**	**(90,212)**	**-**	**136**	**(91,803)**	**(47,419)**

8.2.2 Insurance companies portion

There are no impairment losses on held-to-maturity financial assets held by insurance companies.

8.2.3 Other companies portion

TRANSACTIONS / P&L ITEMS	2007					2006
	WRITE-DOWNS[1]		WRITE-BACK[2]			
	SPECIFIC		SPECIFIC			
	WRITE-OFFS	OTHER	INTEREST	OTHER	TOTAL (3)=(1)-(2)	TOTAL (3)=(1)-(2)
A. Debt securities	-	(21,206)	-	-	(21,206)	-
B. Equity instruments	-	(11)	X	X	(11)	(19)
C. Units in investment funds	-	-	X	-	-	(2)
D. Loans to banks	-	-	-	-	-	-
E. Loans to customers	-	-	-	-	-	-
Total	**-**	**(21,217)**	**-**	**-**	**(21,217)**	**(21)**

Part C) Consolidated Income Statement (CONTINUED)

8.3 Impairment losses on held-to-maturuty investments: breakdown

	2007								2006
	WRITE-DOWNS[1]			WRITE-BACK[2]					
	SPECIFIC			SPECIFIC		PORTFOLIO			
TRANSACTIONS / P&L ITEMS	WRITE-OFFS	OTHER	PORTFOLIO	INTEREST	OTHER	INTEREST	OTHER	TOTAL (3)=(1)-(2)	TOTAL (3)=(1)-(2)
A. Debt securities	(14,105)	(7)	(50,940)	-	31	-	10,638	(54,383)	1,110
B. Loans to banks	-	-	-	-	-	-	-	-	-
C. Loans to customers	-	-	-	-	-	-	-	-	-
D. Total	**(14,105)**	**(7)**	**(50,940)**	**-**	**31**	**-**	**10,638**	**(54,383)**	**1,110**

The amounts are totally referred to banking group portion.
The "Write-backs - interest" columns disclose any increases in the presumed recovery value arising from interest accrued in the year on the basis of the original effective interest rate used to calculate write-downs.

8.4 Impairment losses on other financial transactions: breakdown

	2007								2006
	WRITE-DOWNS[1]			WRITE-BACK[2]					
	SPECIFIC			SPECIFIC		PORTFOLIO			
TRANSACTIONS / P&L ITEMS	WRITE-OFFS	OTHER	PORTFOLIO	INTEREST	OTHER	INTEREST	OTHER	TOTAL (3)=(1)-(2)	TOTAL (3)=(1)-(2)
A. Guarantees given	(13,082)	(111,821)	(50,788)	3,571	119,428	3,539	25,717	(23,436)	(49,325)
B. Credit derivatives	-	-	-	-	-	-	-	-	-
C. Commitments to disburse funds	-	(2,974)	(2,471)	-	2,981	-	3,164	700	2
D. Other transactions	(764)	(384)	-	-	1,105	-	1,313	1,270	(3,977)
E. Total	**(13,846)**	**(115,179)**	**(53,259)**	**3,571**	**123,514**	**3,539**	**30,194**	**(21,466)**	**(53,300)**

The amounts are totally referred to banking group portion.
The "Write-backs - interest" columns disclose any increases in the presumed recovery value arising from interest accrued in the year on the basis of the original effective interest rate used to calculate write-downs.

Section 9 - Premiums earned (net) - Item 150

9.1 Premium earned (net): breakdown				
	2007			2006
PREMIUMS COMING FROM INSURANCE BUSINESS	DIRECT BUSINESS	INDIRECT BUSINESS	TOTAL	TOTAL
A. Life business				
A.1 Gross premiums written (+)	21,427	-	21,427	22,548
A.2 Reinsurance premiums paid (-)	(1,220)	X	(1,220)	-
A.3 Total	**20,207**	**-**	**20,207**	**22,548**
B. Non-life business				
B.1 Gross premiums written (+)	136,441	-	136,441	74,954
B.2 Reinsurance premiums paid (-)	(36,220)	X	(36,220)	-
B.3 Change in gross value of premium reserve (+/-)	(7,600)	-	(7,600)	(8,444)
B.4 Change in provision for unearned premiums ceded to reinsurers (-/+)	2,093	-	2,093	-
B.5 Total	94,714	-	94,714	66,510
C. Total net premiums	**114,921**	**-**	**114,921**	**89,058**

Section 10 - Other income (net) from insurance activities - Item 160

10.1 Other income (net) from insurance business: breakdown		
ITEMS	2007	2006
1. Net change in insurance provisions	9,413	3,417
2. Claims paid pertaining to the year	(90,478)	(103,991)
3. Other income and expense (net) from insurance business	(1,366)	32,757
Total	**(82,431)**	**(67,817)**

10.2 Net change in insurance provisions: breakdown		
ITEMS	2007	2006
1. Life business		
A. Actuarial provisions	**9,417**	**52,139**
A.1 Gross amount for the year	9,417	52,139
A.2 (-) Amount attributable to reinsurers	-	-
B. Other insurance provisions	-	**(48,722)**
B.1 Gross amount for the year	-	(48,841)
B.2 (-) Amount attributable to reinsurers	-	119
C. Insurance reserves when investments risk is borne by the insured party	**-**	**-**
C.1 Gross amount for the year	-	-
C.2 (-) Amount attributable to reinsurers	-	-
Total "life business provisions"	**9,417**	**3,417**
2. Non-life business		
Change in provisions for non-life business other than claim provisions, net of amounts ceded to reinsurers	(4)	-

Part C) Consolidated Income Statement (CONTINUED)

10.3 Claims settled during the year: breakdown

CLAIMS EXPENSE	2007	2006
Life business: expense relating to claims, net of reinsurers' portions		
A. Amounts paid out	(21,310)	(52,597)
A.1 Gross annual amount	*(21,563)*	*(52,597)*
A.2 Amount attributable to reinsurers	*253*	-
B. Change in provisions for amounts payable	(532)	(214)
B.1 Gross annual amount	*(643)*	*(214)*
B.2 Amount attributable to reinsurers	*111*	-
Total life business claims	**(21,842)**	**(52,811)**
Non-life business: expense relating to claims, net of amounts recovered from reinsurers		
C. Claims paid	(67,006)	(41,665)
C.1 Gross annual amount	*(85,444)*	*(41,665)*
C.2 Amount attributable to reinsurers	*18,438*	-
D. Change in recoveries net of reinsurers' portion	-	-
E. Change in claims reserve	(1,630)	(9,515)
E.1 Gross annual amount	*(2,626)*	*(9,515)*
E.2 Amount attributable to reinsurers	*996*	-
Total non-life business claims	**(68,636)**	**(51,180)**

10.4 Other income and expense from insurance activities: breakdown

	2007		
	OTHER INCOMES	OTHER EXPENSES	TOTAL
10.4.1 Life business	-	-	-
10.4.2 Property business	20	(1,386)	(1,366)
Total	20	(1,386)	(1,366)

Section 11 - Administrative costs - Item 180

11.1 Payroll: breakdown

	2007				2006
TYPE OF EXPENSE	BANKING GROUP	INSURANCE COMPANIES	OTHER COMPANIES	TOTAL	TOTAL
1) Employees	**(8,804,064)**	**(19,548)**	**(66,842)**	**(8,890,454)**	**(7,688,909)**
a) Wages and salaries	(6,017,473)	(13,897)	(54,928)	(6,086,298)	(5,642,513)
b) Social charges	(1,223,742)	(2,403)	(8,945)	(1,235,090)	(1,171,083)
c) Severance pay	(32,419)	-	-	(32,419)	(13,556)
d) Social security costs	(65,817)	-	(395)	(66,212)	(57,254)
e) Allocation to employee severance pay provision[1]	7,083	-	(188)	6,895	(133,814)
f) Provision for retirement payments and similar provisions:	(124,506)	(103)	(195)	(124,804)	(288,944)
- defined contribution	(11,678)	-	(146)	(11,824)	(5,459)
- defined benefit[2]	(112,828)	(103)	(49)	(112,980)	(283,485)
g) Payments to external pension funds:	(279,732)	-	(410)	(280,142)	(182,496)
- defined contribution	(247,337)	-	(410)	(247,747)	(103,845)
- defined benefit	(32,395)	-	-	(32,395)	(78,651)
h) Costs related to share-based payments	(65,993)	-	(5)	(65,998)	(73,437)
i) Other employee benefits[3]	(1,057,031)	(3,145)	(1,776)	(1,061,952)	(182,869)
l) Recovery of compensation	55,566	-	-	55,566	57,057
2) Other staff	**(169,385)**	**-**	**(1,687)**	**(171,072)**	**(143,829)**
3) Directors	**(33,952)**	**-**	**(1,469)**	**(35,421)**	**(27,561)**
Total	**(9,007,401)**	**(19,548)**	**(69,998)**	**(9,096,947)**	**(7,860,299)**

1. This figure takes account of the positive impact (approximately €127 million) of the Plan reduction following the implementation of the Reform of supplementary pension funds. The item also comprises the portion of TFR accrued in the year contributed to the INPS Fondo di Tesoreria (the Italian Social Security Agency's Treasury Fund) for employees who chose this option.
2. Staff cost also benefited from a change in BA-CA's pension scheme. The Austrian Federal Ministry of Social Affairs and Consumer Protection, in its decision dated 26 April 2007 (effective for BA-CA AG from 1 May 2007), stated that the rights to future pension benefits under the "BA-CA ASVG" are equivalent to the benefits under the Austrian statutory pension insurance system (ASVG). As a result of the adjustment of the relevant internal service agreement to the legal framework, the amount of €163 million was released from the pension provision as at 1 May 2007 and recognised in income.
3. Includes the cost of the staff leaving incentives paid following the business combinations with the HVB and Capitalia Groups in the amount of €887,217 thousand (€15,271 thousand in 2006 for the HVB Group alone) reclassified as "integration costs" in the condensed income statement.

Part C) Consolidated Income Statement (CONTINUED)

11.2 Average number of employees by category

STAFF AVERAGE NUMBER	2007	2006
a) Employees	**153,941**	**137,846**
1) Senior managers	2,046	1,569
2) Managers	35,867	29,634
3) Remaining staff	116,028	106,643
b) Other staff	**2,215**	**1,215**
Total	**156,156**	**139,061**

11.3 Defined benefit company pension funds: total cost

PENSION AND SIMILAR FUNDS ALLOWANCES - WITH DEFINED BENEFITS	2007	2006
Current service cost	**(106,279)**	**(114,230)**
Interest cost	(284,254)	(265,221)
Expected return on plan assets	119,837	113,131
Net actuarial gain/loss recognized in year	(3,039)	(2,307)
Past service cost	-	-
Gains/losses on curtailments and settlements	160,755	(14,858)
Total	**(112,980)**	**(283,485)**

11.4 Other employee benefits

	2007			
	BANKING GROUP	INSURANCE COMPANIES	OTHER COMPANIES	TOTAL
- Seniority premiums	(49,703)	-	(52)	(49,755)
- Leaving incentives	(890,700)	(699)	(119)	(891,518)
- Other	(116,628)	(2,446)	(1,605)	(120,679)
Total	**(1,057,031)**	**(3,145)**	**(1,776)**	**(1,061,952)**

11.5 Other administrative expenses: breakdown

ITEM	2007	2006
1) Indirect taxes and duties	**(347,670)**	**(288,666)**
1a.settled	(344,714)	(95,829)
1b. Unsettled	(2,956)	(192,837)
2) Miscellaneous costs and expenses	**(4,756,652)**	**(4,260,064)**
a) advertising marketing and comunication	**(527,579)**	**(547,428)**
Advertising - campaigns & media	(247,858)	(238,196)
Advertising - point of sale communication & direct marketing	(51,830)	(38,165)
Advertising - promotional expenses	(68,284)	(114,625)
Advertising - market and comunication researches	(19,795)	(14,090)
Sponsorship	(45,222)	(33,370)
Entertainment and other expenses	(68,693)	(76,414)
Convention and internal communications	(25,897)	(32,568)

(11.5 Other administrative expenses: breakdown) Continued

ITEM	2007	2006
b) expenses related to credit risk	**(131,985)**	**(91,123)**
Legal expenses to credit recovery	(90,619)	(56,006)
Credit information and inquiries	(37,072)	(30,068)
Credit recovery services	(4,294)	(5,049)
c) expenses related to personnel	**(389,701)**	**(329,723)**
Personnel area services	(2,502)	(1,962)
Personnel training & recruiting	(102,432)	(80,151)
Travel expenses and car rentals	(223,589)	(177,211)
Premises rentals for personnel	(31,365)	(35,473)
Expenses for personnel financial advisors	(29,813)	(34,926)
d) information comunication tecnology expenses	**(1,198,837)**	**(1,073,173)**
Lease of ICT equipment and software	(256,844)	(280,800)
Supply of small IT items	(10,531)	(24,641)
ICT consumables (ICT)	(29,886)	(31,917)
Telephone, swift & data transmission (ICT)	(206,318)	(186,700)
ICT services	(451,791)	(361,469)
Financial information providers	(131,375)	(118,301)
Repair and maintenance of ICT equipment	(112,092)	(69,345)
e) consulting and professionals services	**(470,427)**	**(396,667)**
Technical consulting	(133,226)	(79,007)
Professional services	(176,560)	(105,761)
Management consulting	(62,250)	(102,784)
Legal and notarial expenses	(98,391)	(109,115)
f) real estate expenses:	**(1,072,713)**	**(950,619)**
Internal and external surveillance of premises	(81,083)	(68,382)
Real estate services	(6,985)	(2,424)
Cleaning of premises	(73,214)	(62,666)
Repair and maintenance of furniture, machinery, equipment	(56,376)	(49,596)
Maintenance of premises	(97,937)	(121,206)
Premises rentals	(580,067)	(505,820)
Utilities	(177,051)	(140,525)
g) other functioning costs	**(965,410)**	**(871,331)**
Statutory auditors fees	(22,979)	(21,187)
Insurance	(100,796)	(104,095)
Office equipment rentals	(5,728)	(6,471)
Postage	(165,088)	(147,972)
Printing and stationery	(65,854)	(65,777)
Administrative services	(157,007)	(160,152)
Logistic services	(24,518)	(30,182)
Transport of documents	(60,753)	(48,545)
Supply of small office items	(29,638)	(25,698)
Donations	(13,922)	(13,688)
Association dues and fees	(81,728)	(44,578)
Other expenses - Other	(237,399)	(202,986)
Total (1+2)	**(5,104,322)**	**(4,548,730)**

The table shows the new and more detailed list of items in "Administrative expenses". 2006 figures were consequently restated.

The item includes extraordinary charges linked to the business combinations with the HVB and Capitalia Groups amounting to €166,896 thousand (€117,964 thousand in 2006 for the HVB Group alone) reclassified as "integration costs" in the condensed income statement.

Part C) Consolidated Income Statement (CONTINUED)

Section 12 - Provisions - Item 190

12.1 Net provisions for risks and charges: breakdown

	2007			2006
ITEMS/COMPONENTS	PROVISIONS	REALLOCATION SURPLUS	TOTAL	TOTAL
1. Other provisions				
1.1 Legal disputes	(337,221)	137,074	(200,147)	(160,805)
1.2 Staff costs	(4,163)	22,762	18,599	(61,168)
1.3 Other	(610,199)	169,586	(440,613)	(543,158)
Total	**(951,583)**	**329,422**	**(622,161)**	**(765,131)**

"1.3 Other" includes extraordinary expenses being provisions relating to the business combination with the Capitalia Group in the amount of €16,638 thousand and reallocation surplus of €57,707 thousand relating to the business combination with the HVB Group.

Section 13 - Impairments/write backs on property, plant and equipment - Item 200

13.1 Impairment on property, plant and equipment: breakdown

	2007			
ASSETS/P&L ITEMS	DEPRECIATION (A)	IMPAIRMENT LOSSES (B)	WRITE-BACKS (C)	NET PROFIT (A+B-C)
A. Property, plant and equipment				
A.1 Owned	**(787,558)**	**(61,725)**	**12,595**	**(836,688)**
- used in the business	(684,627)	(59,773)	1,714	(742,686)
- held for investment	(102,931)	(1,952)	10,881	(94,002)
A.2 Finance lease	**(3,978)**	**(418)**	**-**	**(4,396)**
- used in the business	(3,978)	(418)	-	(4,396)
- held for investment	-	-	-	-
Total	**(791,536)**	**(62,143)**	**12,595**	**(841,084)**

The item includes extraordinary charges linked to the business combinations with the HVB and Capitalia Groups amounting to €52,721 thousand (€4,809 thousand in 2006 for the HVB Group alone) reclassified as "integration costs" in the condensed income statement.

13.1.1 Banking Group Portion

ASSETS/P&L ITEMS	2007 DEPRECIATION (A)	IMPAIRMENT LOSSES (B)	WRITE-BACKS (C)	NET PROFIT (A+B-C)
A. Property, plant and equipment				
A.1 Owned	**(733,836)**	**(60,183)**	**1,931**	**(792,088)**
- used in the business	(637,774)	(59,773)	1,695	(695,852)
- held for investment	(96,062)	(410)	236	(96,236)
A.2 Finance lease	**(3,849)**	**(418)**	**-**	**(4,267)**
- used in the business	(3,849)	(418)	-	(4,267)
- held for investment	-	-	-	-
Total	**(737,685)**	**(60,601)**	**1,931**	**(796,355)**

13.1.2 Insurance Companies portion

ASSETS/P&L ITEMS	2007 DEPRECIATION (A)	IMPAIRMENT LOSSES (B)	WRITE-BACKS (C)	NET PROFIT (A+B-C)
A. Property, plant and equipment				
A.1 Owned	**(1,002)**	**-**	**19**	**(983)**
- used in the business	(965)	-	19	(946)
- held for investment	(37)	-	-	(37)
A.2 Finance lease	**(24)**	**-**	**-**	**(24)**
- used in the business	(24)	-	-	(24)
- held for investment	-	-	-	-
Total	**(1,026)**	**-**	**19**	**(1,007)**

13.1.3 Other Companies portion

ASSETS/P&L ITEMS	2007 DEPRECIATION (A)	IMPAIRMENT LOSSES (B)	WRITE-BACKS (C)	NET PROFIT (A+B-C)
A. Property, plant and equipment				
A.1 Owned	**(52,720)**	**(1,542)**	**10,645**	**(43,617)**
- used in the business	(45,888)	-	-	(45,888)
- held for investment	(6,832)	(1,542)	10,645	2,271
A.2 Finance lease	**(105)**	**-**	**-**	**(105)**
- used in the business	(105)	-	-	(105)
- held for investment	-	-	-	-
Total	**(52,825)**	**(1,542)**	**10,645**	**(43,722)**

Part C) Consolidated Income Statement (CONTINUED)

Section 14 - Impairments/write backs on intangible assets - Item 210

14.1 Impairment on intangible assets: breakdown

	2007			
ASSETS/P&L ITEMS	AMORTISATION (A)	IMPAIRMENT LOSSES (B)	WRITE-BACKS (C)	NET PROFIT (A+B-C)
A. Intangible assets				
A.1 Owned	**(494,186)**	**(121,165)**	**412**	**(614,939)**
- generated internally by the company	(70,603)	(883)	-	(71,486)
- other	(423,583)	(120,282)	412	(543,453)
A.2 Finance leases	-	-	-	-
Total	**(494,186)**	**(121,165)**	**412**	**(614,939)**

The item includes extraordinary charges linked to the business combinations with the HVB and Capitalia Groups amounting to €107,719 thousand (€34,824 thousand in 2006 for the HVB Group alone) reclassified as "integration costs" in the condensed income statement.

14.1.1 Banking Group Portion

	2007			
ASSETS/P&L ITEMS	AMORTISATION (A)	IMPAIRMENT LOSSES (B)	WRITE-BACKS (C)	NET PROFIT (A+B-C)
A. Intangible assets				
A.1 Owned	**(492,408)**	**(121,028)**	**412**	**(613,024)**
- generated internally by the company	(70,400)	(883)	-	(71,283)
- other	(422,008)	(120,145)	412	(541,741)
A.2 Finance leases	-	-	-	-
Total	**(492,408)**	**(121,028)**	**412**	**(613,024)**

14.1.2 Insurance Companies portion

	2007			
ASSETS/P&L ITEMS	AMORTISATION (A)	IMPAIRMENT LOSSES (B)	WRITE-BACKS (C)	NET PROFIT (A+B-C)
A. Intangible assets				
A.1 Owned	**(168)**	-	-	**(168)**
- generated internally by the company	-	-	-	-
- other	(168)	-	-	(168)
A.2 Finance leases	-	-	-	-
Total	**(168)**	-	-	**(168)**

14.1.3 Other companies portion				
	2007			
ASSETS/P&L ITEMS	AMORTISATION (A)	IMPAIRMENT LOSSES (B)	WRITE-BACKS (C)	NET PROFIT (A+B-C)
A. Intangible assets				
A.1 Owned	**(1,610)**	**(137)**	**-**	**(1,747)**
- generated internally by the company	(203)	-	-	(203)
- other	(1,407)	(137)	-	(1,544)
A.2 Finance leases	**-**	**-**	**-**	**-**
Total	**(1,610)**	**(137)**	**-**	**(1,747)**

Section 15 - Other operating net income - Item 220

15.1 Other operating expense: breakdown	2007	2006
Costs for operating leases	(375)	(260)
Reclassification of gains/losses associated with cash-flow hedges of non-financial assets or liabilities from equity to profit or loss (IAS 39 §98a)	-	-
Non-deductible tax and other fiscal charges	(8,986)	(10,978)
Writedowns on improvements of goods third parties*	(33,776)	(30,240)
Costs related to the specific service of financial leasing*	(65,233)	(43,008)
Other	(383,061)	(398,871)
Total Other operating expense	**(491,431)**	**(483,357)**

* In 2006 this figure was included in "Other".

15.2 Other operating gains: breakdown	2007	2006
A) Recovery of costs	**359,610**	**284,420**
B) Other gains	**1,014,985**	**796,046**
Revenue from administrative services	125,547	65,156
Reclassification of valuation reserve re cash-flow hedging of non-financial assets/liabilities	135	-
Revenues on rentals Real Estate investments (net of operating costs)	121,403	127,074
Revenues from operating leases	248,125	190,492
Recovery of miscellaneous costs paid in previous years	25,524	9,327
Revenues on Financial Leases activities*	109,152	83,341
Others	385,099	320,656
Total Operating Revenues (A)+(B)	**1,374,595**	**1,080,466**

* In 2006 this figure was included in "Other".

Part C) Consolidated Income Statement (Continued)

Section 16 - Profit (loss) of associates - Item 240

16.1 Profit (Loss) of associates: breakdown

	2007				2006
P&L ITEMS/SECTORS	BANKING GROUP	INSURANCE COMPANIES	OTHER COMPANIES	TOTAL	TOTAL
1) Jointly owned companies - Equity					
A. Income	-	-	-	-	-
1. Revaluations	-	-	-	-	-
2. Gains on disposal	-	-	-	-	-
3. Writebacks	-	-	-	-	-
4. Other positive changes	-	-	-	-	-
B. Expense	-	-	-	-	-
1. Writedowns	-	-	-	-	-
2. Impairment losses	-	-	-	-	-
3. Losses on disposal	-	-	-	-	-
4. Other negative changes	-	-	-	-	-
Net profit	-	-	-	-	-
2) Companies subject to significant influence					
A. Income	**55,609**	**64,894**	**129,759**	**250,262**	**331,048**
1. Revaluations	11,831	64,894	129,759	206,484	229,879
2. Gains on disposal	41,142	-	-	41,142	99,556
3. Writebacks	2,636	-	-	2,636	1,613
4. Other positive changes	-	-	-	-	-
B. Expense	**(23,717)**	-	**(3,452)**	**(27,169)**	**(47,605)**
1. Writedowns	-	-	(3,307)	(3,307)	-
2. Impairment losses	(14,979)	-	-	(14,979)	(45,305)
3. Losses on disposal	(8,738)	-	(145)	(8,883)	(2,300)
4. Other negative changes	-	-	-	-	-
Net profit	**31,892**	**64,894**	**126,307**	**223,093**	**283,443**
Total	**31,892**	**64,894**	**126,307**	**223,093**	**283,443**

Gains on companies subject to significant influence valued at equity were € 206,484 thousand. This amount principally includes CreditRas Vita (€42,808 thousand), Oberbank (€30,469 thousand), Osterreichische Kontroll Bank (€29,726 thousand), Bank fur Tirol und Voralberg (€24,515 thousand), Aviva (€18,815 thousand) and BKS Bank (€18,552 thousand).

Gains on disposal of companies subject to significant influence totaled € 41,124 thousand, comprising inter alia gains on disposal of Giro-Bank Kartya (€10,757 thousand), Anica System (€4,505 thousand), Adria Bank (€4,077 thousand), Aviso (€2,636 thousand) Synesis (€2,393 thousand) e Optima Financial Services (€1,682 thousand).

Impairment of companies subject to significant influence totaled €14,979 HVB. This amount principally includes Banca Pentru Locuinte (8,097) e Internasyonal Turizm (3,684).

Section 17 - Net gains or losses from fair value adjustments of tangible and intangible assets - Item 250

17.1 Net gains or losses from fair value adjustments of tangibile and intangibile assets: breakdown

The item is not used since the property investments described in the note to balance sheet Table 12.2 under Assets, were only consolidated with effect from December 31, 2007.

Section 18 - Impairment of goodwill - Item 260

€ 143,000 thousand of impairment of goodwill (totaling € 144,271 thousand) has been entered as balancing item of deferred taxes booked by HVB sub-group on tax losses carried forward, already outstanding on acquisition date.

Section 19 - Gains (losses) on disposals of investments - Item 270

19.1 Gains and losses on disposal of investments: breakdown

	31.12.2007				31.12.2006
P&L ITEMS	BANKING GROUP	INSURANCE COMPANIES	OTHER COMPANIES	TOTAL	TOTAL
A. Property					
- Gains on disposal	52,262	3	7,782	60,047	24,809
- Losses on disposal	(2,470)	-	-	(2,470)	(11,153)
B. Other assets					
- Gains on disposal	497,468	3	5	497,476	798,343
- Losses on disposal	(24,653)	-	(55)	(24,708)	(17,314)
Total	**522,607**	**6**	**7,732**	**530,345**	**794,685**

Gains on disposal of other assets include those on the sale of shares in Financial Markets Service Bank (€292,443 thousand), Indexchange Investment (€139,173 thousand), LocatRent (€21,261 thousand) and Pioneer Investments Funds Services (€16,626 thousand).

Part C) Consolidated Income Statement (Continued)

Section 20 - Tax expense (income) related to profit or loss from continuing operations - Item 290

20.1 Income tax from continuing operations: breakdown

P&L ITEMS	2007 BANKING GROUP	2007 INSURANCE COMPANIES	2007 OTHER COMPANIES	2007 TOTAL	2006 TOTAL
1. Current tax (-)	(2,228,602)	(3,147)	(10,119)	(2,241,868)	(1,935,160)
2. Adjustment to current tax of prior years (+/-)	116,661	-	236	116,897	2,477
3. Reduction of current tax for the year (+)	4,769	-	532	5,301	-
4. Changes to deferred tax assets (+/-)	(1,829,803)	91	(36,328)	(1,866,040)	(37,287)
5. Changes to deferred tax liabilities (+/-)	1,425,827	380	25,790	1,451,997	179,851
Tax expense for the year (-) (-1+/-2+3+/-4+/-5)	**(2,511,148)**	**(2,676)**	**(19,889)**	**(2,533,713)**	**(1,790,119)**

20.2 Reconciliation of theoretical tax charge to actual tax charge

	2007
TOTAL PROFIT OR LOSS BEFORE TAX FROM CONTINUING OPERATIONS (item 280)	**9,211,935**
Theoretical tax rate	33%
Theoretical computed taxes on income	(3,039,939)
1. Different tax rates (input only at consolidated level)	849,787
2. Non-taxable income	724,869
3. Non-deductible expenses	(608,745)
4. Different fiscal laws/IRAP	(659,941)
a) IRAP (italian companies)	*(389,521)*
b) other taxes (foreign companies)	*(270,420)*
5. Prior years and changes in tax rates	(259,164)
a) effects on current taxes	*107,883*
- tax loss carryforward/unused tax credit	*5,301*
- other effects of previous periods	*102,582*
b) effects on deferred taxes	*(367,047)*
- changes in tax rates	*(361,937)*
- new taxes incurred (+) previous taxes revocation (-)	*(5,110)*
6. Valuation adjustments and non-recognition of deferred taxes	234,277
- deferred tax assets write-down	*(59,581)*
- deferred tax assets recognition	*294,949*
- deferred tax assets non recognition	*(168)*
- deferred taxes non-recognition according to IAS 12.39 and 12.44	*(923)*
7. Amortization of goodwill	(46,814)
8. Non-taxable foreign income	45,574
9. Other differences	226,383
Recognized taxes on income	**(2,533,713)**

Section 21 - Gains (losses) on non-current assets and disposal groups held for sale - Item 310

21.1 Gains (losses) on non-current assets and disposal groups held for sale net of taxes: breakdown

P&L ITEMS / SECTORS	2007 BANKING GROUP	2007 INSURANCE COMPANIES	2007 OTHER COMPANIES	2007 TOTAL	2006 TOTAL
Group of assets/liabilities					
1. Gains	-	-	-	-	247,259
2. Losses	-	-	-	-	(155,927)
3. Gains (Losses) on valuation of groups of similar assets and liabilities	-	-	-	-	-
4.Gains (losses) on disposal	-	-	-	-	-
5. Tax	-	-	-	-	(35,158)
Net gains (losses)	**-**	**-**	**-**	**-**	**56,174**

21.2 Detail of tax income on groups of assets/liabilities held for sale

	2007	2006
1. Current tax expense (-)	-	(32,455)
2. Changes in deferred tax assets (+/-)	-	(2,521)
3. Changes in deferred tax liabilities (+/-)	-	(182)
4. Income tax for the year (-1+/-2+/-3)	-	(35,158)

Part C) Consolidated Income Statement (Continued)

Section 22 - Minorities - Item 330

Breakdown of item 330 "Minority gains (losses)"		
	2007	2006
Profit (loss) of:	**712,017**	**655,540**
Bank Pekao S.A. Group	224,893	213,167
BA-CA Group	166,915	168,796
HVB Group	198,051	185,602
BPH Group	117,743	85,072
Unicredit Global Leasing Group	6,767	-
Banca Agr. Comm. Rep. S. Marino S.A.	2,769	2,516
FIMIT	1,217	-
Xelion Doradcy Finansow	(706)	(1,265)
IRFIS	(271)	-
I-FABER	(209)	-
Other	(5,152)	1,652
Other consolidation adjustments	**5,068**	**24,576**
Total	**717,085**	**680,116**

Section 23 - Other information

No information has to be shown in this section.

Section 24 – Earnings per share

Earnings per share		
	2007	2006
Net profit for the period attributable to the Group (thousands of euros)	5,961,137	5,447,741
Average number of outstanding shares[1]	11,071,586,463	10,345,183,476
Average number of potential dilutive shares	20,454,351	28,112,988
Average number of diluted shares	**11,092,040,814**	**10,373,296,464**
Earnings per share €	0.538	0.527
Diluted earnings per share €	0.537	0.525

1. Net of average number of own shares.

Part D) Segment reporting

Part D) Segment reporting

Divisional organisation

Disclosure relating to segment reporting reflects the Group's new organisational structure put in place in 2007. Compared to the 2006 Accounts the changes are:
- The Private Banking and Asset Management Division has been split into its two component parts.
- Leasing has been reorganised within the Corporate Banking Division including two leasing companies previously in the CEE division.
- HVB's "GTB" Global Transaction Banking business (previously "Global Financial Services") was transferred from the MIB division to Corporate Banking;
- CAIB International and its subsiadiaries were moved from Corporate Division to MIB;
- LocatRent was moved from Corporate Division to Corporate Centre;
- 2006 results have been restated in line with this new structure.

Former Capitalia subsidiaries were consolidated as from 1 October 2007 and are included under "Parent and Other Subsidiaries incl. adjustments".

The UniCredit Group operates in its markets through seven Business Divisions, viz.: Retail, Corporate, Private Banking, Asset Management, Markets and Investment Banking, Poland's Markets (PM), and Central and Eastern Europe (CEE).

Retail Division
The Retail Division comprises the Group's business with private individuals ('mass-market' and 'affluent') and small businesses. The Retail Division is organized in three main distribution networks (UniCredit Banca, HVB and BA-CA), and includes consumer credit platforms (Clarima and VISA), residential home financing (Banca per la Casa and Planet Home), Bausparkasse (WB and Wustenrot), services and insurance products.

Corporate Banking Division
The Corporate Banking Division's customers are generally companies with annual turnover in excess of €3 million to whom the Group offers dedicated products and services. The Division includes UniCredit Banca d'Impresa, UniCredit Factoring and UniCredit Infrastrutture in Italy, the corporate divisions of HVB, including the CREF (Commercial Real Estate Financing) business, and BA-CA, as well as all the Group's leasing companies controlled by Unicredit Global Leasing (Locat, BACA Leasing Austria and the CEE leasing companies not consolidated dalla by CEE or PM), as well as GTB (Global Transaction Banking).

Private Banking Division
The Private Banking Division's customers are mid-high net worth individuals, who are provided with advisory and 360° wealth management solutions. The Divisione uses traditional channels, i.e. private bankers working out of branches covering the geography, as well as innovative distribution models, e.g. financial advisors and online banking and trading.

Asset Management Division
Asset Management operates internationally under an independent brand, Pioneer, which is the Group's global investment manager focusing on investment products and services for private clients and institutional investors.

Markets and Investment Banking Division
The Markets and Investment Banking Division comprises the Group's business in the financial markets and investment banking through its units in Munich, London, Milan and Vienna, as well as Central and Eastern Europe, the US and Asia. The Markets area includes trading and distribution, as well as structured derivatives; the Investment Banking area includes all business relating to corporate finance and loan syndication, primary markets and mergers and acquisitions. The Principal Investments area has operated since June 2007 and manages a diversified portfolio of private equity and hedge funds, investing directly in the equity of both listed and unlisted companies.

Poland's Markets Division
The Poland's Markets Division manages the Group's businesses in Poland and Ukraine. The Division's banks are Bank Pekao and BPH in Poland and HVB Ukraine and UniCredit Bank (formerly Pekao Ukraine) in Ukraine.

CEE Division
The CEE Division comprises the businesses of the Group in the countries of Central and Eastern Europe, with the exception of Poland and Ukraine. The Division operates in 15 countries: Bosnia-Herzegovina, Bulgaria, Czech Republic, Croatia, Estonia, Hungary, Latvia, Lithuania, Romania, Russia, Serbia, Slovakia, Slovenia, Turkey and Kazakhstan.
Results by business segment are disclosed as per the condensed

income statement, in line with the Report on Operations. The reconcilation of condensed accounts to the mandatory schedules, described in the introduction to the Report, is included in the annexes to the Accounts.

The Divisions' income statements were compiled by aggregating the income statements of their constituent subsidiaries or - where a subsidiary operates in more than one segment - of assets, after application of their respective writedowns and adjustment for inter-divisional transactions. The following rules were applied to determine Divisional results for subsidiaries with businesses in more than one Division (viz. BA-CA AG, HVB AG, HVB Luxembourg, IMMO, GAC, Geldilux), whereby indirect items are added to directly attributable income and expense:

- the refinancing cost of loans etc. and revenue from use of funds was determined on the basis of market rates
- capital was allocated in proportion to risk-weighted assets and remunerated at 8.43% after tax
- costs borne centrally on behalf of the Divisions were attributed according to actual consumption, and overheads were divided between the Divisions in proportion to their respective direct and indirect costs.

Please see the Report on Operations for commentary on the business and results of each Division.

Part D) Segment Reporting (Continued)

A - Primary segment

Segment reporting by business segment - year 2007

A.1 - Breakdown by business segment: income statement

	RETAIL	CORPORATE	MARKETS & INVESTMENT BANKING	PRIVATE BANKING	ASSET MANAGEMENT	POLAND'S MARKETS	CENTRAL EASTERN EUROPE (CEE)	PARENT CO. AND OTHER SUBSIDIARIES (CONSOLIDATION ADJUSTMENTS INCLUDED)	CONSOLIDATED GROUP TOTAL
Net interest	4,977,016	3,556,760	1,265,537	306,849	42,516	1,299,139	2,134,249	383,168	13,965,234
Dividends and other income from equity investments	78,776	84,762	265,459	30,109	9,862	43,870	16,901	347,820	877,559
Net interest income	**5,055,792**	**3,641,522**	**1,530,996**	**336,958**	**52,378**	**1,343,009**	**2,151,150**	**730,988**	**14,842,793**
Net fees and commissions	3,062,054	1,236,558	547,324	791,506	1,369,809	946,251	929,448	546,892	9,429,842
Net trading, hedging and fair value income	21,485	67,065	688,055	(4,651)	(24,423)	86,639	176,896	46,439	1,057,505
Net other expenses/income	(7,158)	240,983	29,220	40,991	(3,051)	10,597	109,668	141,400	562,650
Net non-interest income	**3,076,381**	**1,544,606**	**1,264,599**	**827,846**	**1,342,335**	**1,043,487**	**1,216,012**	**734,731**	**11,049,997**
OPERATING INCOME	**8,132,173**	**5,186,128**	**2,795,595**	**1,164,804**	**1,394,713**	**2,386,496**	**3,367,162**	**1,465,719**	**25,892,790**
Payroll costs	(2,513,687)	(736,931)	(686,326)	(329,450)	(379,516)	(596,252)	(802,413)	(2,165,155)	(8,209,730)
Other administrative expenses	(2,822,318)	(842,194)	(713,234)	(379,170)	(216,888)	(379,233)	(766,715)	1,182,326	(4,937,426)
Recovery of expenses	220,175	11,952	3,323	13,228	15,973	1,049	873	93,037	359,610
Amortisation, depreciation and impairment losses on tangible and intangible assets	(96,155)	(147,041)	(11,562)	(16,373)	(26,579)	(138,783)	(160,889)	(695,860)	(1,293,242)
Operating expenses	**(5,211,985)**	**(1,714,214)**	**(1,407,799)**	**(711,765)**	**(607,010)**	**(1,113,219)**	**(1,729,144)**	**(1,585,652)**	**(14,080,788)**
OPERATING PROFIT	**2,920,188**	**3,471,914**	**1,387,796**	**453,039**	**787,703**	**1,273,277**	**1,638,018**	**(119,933)**	**11,812,002**
Goodwill impairment	-	-	-	-	(1,271)	-	-	-	(1,271)
Provision for risks and charges	(27,748)	(234,626)	9,398	(13,211)	(3,394)	(157)	(78,525)	(314,968)	(663,231)
Integration costs	(249,578)	(66,911)	(28,566)	(9,256)	2,875	(33,242)	(27,081)	(761,721)	(1,173,480)
Net writedowns of loans and provisions for guarantees and commitments	(817,840)	(709,747)	78,295	(5,944)	8	(79,128)	(210,839)	(407,082)	(2,152,277)
Net income from investments	25,166	157,899	451,480	16,878	18,605	68,057	19,950	775,165	1,533,200
PROFIT BEFORE TAX	**1,850,188**	**2,618,529**	**1,898,403**	**441,506**	**804,526**	**1,228,807**	**1,341,523**	**(828,539)**	**9,354,943**

The column "Parent company and other subsidiaries" includes the fourth quarter of the former Capitalia Group.

The income statement by business segment was reclassified on the basis of the same assumptions adopted in the "Report on Operations".

A.2 - Breakdown by business segment: RWA and employees

	RETAIL	CORPORATE	MARKETS & INVESTMENT BANKING	PRIVATE BANKING	ASSET MANAGEMENT	POLAND'S MARKETS	CENTRAL EASTERN EUROPE (CEE)	PARENT CO. AND OTHER SUBSIDIARIES (CONSOLIDATION ADJUSTMENTS INCLUDED)	CONSOLIDATED GROUP TOTAL
BALANCE SHEET AMOUNTS (amounts in thousands of €)									
LOANS AND RECEIVABLES WITH CUSTOMERS	143,738,467	198,736,195	43,495,013	7,806,984	62	19,385,750	50,638,302	110,405,353	574,206,126
DEPOSITS FROM CUSTOMERS	124,199,220	71,383,044	34,661,479	24,408,838	-	24,848,268	42,706,657	68,425,352	390,632,858
DEBT CERTIFICATES	31,732,791	24,276,889	44,515,577	4,364,185	-	1,042,483	3,554,657	130,413,819	239,900,401
TOTAL RISK WEIGHTED ASSETS (€ million)	91,923	174,933	57,999	6,744	1,070	27,864	58,891	139,214	558,639
STAFF (KFS group on a proportional basis)									
Employees (FTE)	35,093	9,384	3,448	3,549	2,212	25,469	33,796	46,998	159,949
STAFF (KFS group fully considered)									
Employees (FTE)	35,093	9,384	3,464	3,549	2,212	25,469	43,647	46,998	169,816

The column "Parent company and other subsidiaries" includes the balances of the former Capitalia Group.

Part D) Segment Reporting (CONTINUED)

Segment reporting by business segment - year 2006

A.1 - Breakdown by business segment: income statement	RETAIL	CORPORATE	MARKETS & INVESTMENT BANKING	PRIVATE BANKING	ASSET MANAGEMENT	POLAND'S MARKETS	CENTRAL EASTERN EUROPE (CEE)	PARENT CO. AND OTHER SUBSIDIARIES (CONSOLIDATION ADJUSTMENTS INCLUDED)	CONSOLIDATED GROUP TOTAL
Net interest	4,653,482	3,390,882	1,002,090	282,287	19,106	1,175,697	1,740,000	(108,659)	12,154,885
Dividends and other income from equity investments	68,744	55,991	135,391	10,110	11,388	30,368	15,998	377,349	705,339
Net interest income	**4,722,226**	**3,446,873**	**1,137,481**	**292,397**	**30,494**	**1,206,065**	**1,755,998**	**268,690**	**12,860,224**
Net fees and commissions	3,022,066	1,209,102	461,729	755,092	1,288,487	840,064	723,435	47,700	8,347,675
Net trading, hedging and fair value income	13,518	101,653	1,485,309	(8,760)	2,377	79,700	243,714	4,445	1,921,956
Net other expenses/income	(29,202)	131,384	11,230	28,451	10,669	5,567	76,017	99,814	333,930
Net non-interest income	**3,006,382**	**1,442,139**	**1,958,268**	**774,783**	**1,301,533**	**925,331**	**1,043,166**	**151,959**	**10,603,561**
OPERATING INCOME	**7,728,608**	**4,889,012**	**3,095,749**	**1,067,180**	**1,332,027**	**2,131,396**	**2,799,164**	**420,649**	**23,463,785**
Payroll costs	(2,493,884)	(729,910)	(756,659)	(321,322)	(366,486)	(535,092)	(685,048)	(1,956,627)	(7,845,028)
Other administrative expenses	(2,847,200)	(827,480)	(763,050)	(391,281)	(242,766)	(356,807)	(666,378)	1,664,196	(4,430,766)
Recovery of expenses	209,708	11,361	353	12,323	14,825	1,125	1,421	33,304	284,420
Amortisation, depreciation and impairment losses on tangible and intangible assets	(88,533)	(105,380)	(23,590)	(18,132)	(22,152)	(140,498)	(169,962)	(698,319)	(1,266,566)
Operating expenses	**(5,219,909)**	**(1,651,409)**	**(1,542,946)**	**(718,412)**	**(616,579)**	**(1,031,272)**	**(1,519,967)**	**(957,446)**	**(13,257,940)**
OPERATING PROFIT	**2,508,699**	**3,237,603**	**1,552,803**	**348,768**	**715,448**	**1,100,124**	**1,279,197**	**(536,797)**	**10,205,845**
Goodwill impairment	-	-	-	-	(9,227)	-	-	-	(9,227)
Provision for risks and charges	(81,342)	(81,584)	(11,001)	(27,384)	(948)	(13,997)	(17,706)	(238,707)	(472,669)
Integration costs	(7,404)	(1,429)	(40,055)	(147)	(42,858)	(9,289)	(55,559)	(308,590)	(465,331)
Net writedowns of loans and provisions for guarantees and commitments	(1,073,673)	(826,102)	22,779	(12,999)	-	(113,304)	(169,929)	(59,994)	(2,233,222)
Net income from investments	(3,270)	38,014	10,780	21,920	4,096	34,438	14,689	1,063,396	1,184,063
PROFIT BEFORE TAX	**1,343,010**	**2,366,502**	**1,535,306**	**330,158**	**666,511**	**997,972**	**1,050,692**	**(80,692)**	**8,209,459**

A.2 - Breakdown by business segment: RWA and employees

	RETAIL	CORPORATE	MARKETS & INVESTMENT BANKING	PRIVATE BANKING	ASSET MANAGEMENT	POLAND'S MARKETS	CENTRAL EASTERN EUROPE (CEE)	PARENT CO. AND OTHER SUBSIDIARIES (CONSOLIDATION ADJUSTMENTS INCLUDED)	CONSOLIDATED GROUP TOTAL
BALANCE SHEET AMOUNTS (amounts in thousands of €)									
LOANS AND RECEIVABLES WITH CUSTOMERS	138,837,806	182,336,839	36,082,240	6,989,192	-	18,153,657	38,783,805	20,136,489	441,320,028
DEPOSITS FROM CUSTOMERS	112,608,428	59,513,244	27,947,206	19,377,165	220	24,489,161	36,638,519	7,404,545	287,978,488
DEBT CERTIFICATES	33,572,773	24,305,717	46,049,841	4,104,810	-	2,338,117	2,347,474	94,557,648	207,276,380
TOTAL RISK WEIGHTED ASSETS (€ million)	90,026	161,294	58,816	6,532	1,427	21,029	47,253	35,912	422,291
STAFF (KFS group on a proportional basis)									
Employees (FTE)	34,834	8,815	3,218	3,350	2,278	25,646	27,983	21,608	127,731
STAFF (KFS group fully considered)									
Employees (FTE)	34,834	8,815	3,218	3,350	2,278	25,646	37,448	21,608	137,197

Part D) Segment Reporting (Continued)

B - Secondary segment

AMOUNTS AS AT 31.12.2007	TOTAL ASSETS	OPERATING INCOME (*)	CAPITAL EXPENDITURE
Italy	424,348,002	11,642,177	122,014
Germany	254,316,287	5,003,892	366,550
Austria	126,511,740	2,579,064	160,623
Total other european countries	183,993,381	6,694,686	1,738,943
of which: western Europe	*72,967,138*	*633,231*	*59,213*
of which: central and eastern Europe	*111,026,243*	*6,061,455*	*1,679,730*
America	20,092,749	236,091	4,662
Asia	12,495,020	140,341	6,920
Rest of the world	1,190	53	3
Total	**1,021,758,369**	**26,296,304**	**2,399,715**

(*) Items 120 of income statement.
2007 figures include former Capitalia Group.

AMOUNTS AS AT 31.12.2006	TOTAL ASSETS	OPERATING INCOME (*)	CAPITAL EXPENDITURE
Italy	215,659,409	8,407,835	587,104
Germany	252,938,805	5,288,409	137,343
Austria	125,086,615	2,823,342	226,960
Total other european countries	200,482,064	6,277,201	1,020,580
of which: western Europe	105,194,757	1,166,426	442,260
of which: central and eastern Europe	95,287,307	5,110,775	578,320
America	17,142,235	423,193	91,760
Asia	11,974,001	141,145	5,209
Rest of the world	1,085	45	-
Total	823,284,214	23,361,170	2,068,956

(*) Items 120 of income statement.

Notes to the Consolidated Accounts

Part E) Information on risks and related risk management policies

(amounts in thousands of €)

Part E) Information on risks and related risk management policies

Risk Management in the UniCredit Group

The mission of the Group HQ Risk Management Department ("CRO area") is to manage credit risk, market or liquidity risk, operational risk and other risks recognized as being significant for the Group. Its main functions are:

- to optimize the Group's asset quality by minimizing the cost of risk in accordance with the risk/return objectives assigned to business areas
- to provide strategic direction and set the Group's risk management policies
- to create a credit risk control system both for individual customers (or business groups) and significant clusters (e.g., sectors or areas) by monitoring pre-set limits
- to establish and provide the Divisions and Group entities with the criteria for assessing, managing, measuring, monitoring and reporting the above risks and to ensure that systems and control procedures at Group and single entity level are consistent;
- to build and disseminate a risk-based culture throughout the Group through training in collaboration with other departments at Group HQ, and
- to support the business Divisions in the achievement of their objectives by contributing to product and business development.

The CRO area is also responsible for the Basel II Project. The New Basel Capital Accord (BIS II) and the related implementation provisions issued by Banca d'Italia aim, among other things, to enforce accurate measurement of a broader range of risks and ensure that capital is more proportionate to the actual degree of exposure to such risks. At the same time, they lay down the relationship between capital requirements and a bank's organizational profile.

There are several ways of determining the minimum level of regulatory capital. Each method calls for different organizational requirements and procedural approaches. In order to calculate capital requirements, the basic principle is to perform a risk assessment similar to risk analyses used for management reporting purposes and consistent with the market's best practices.

With regard to credit risk, UniCredit Group submitted to the Regulatory Authorities its application to use the Advanced IRB approach, which, based on the provisions of the Basel II Accord, most closely approximates the credit risk assessment methods already used by the Group.

In 2007 the Group continued its implementation of the first and second pillar requirements. Ratings and tools for calculating scores for the assessment of credit risk, IT tools to support rating and lending procedures were further developed and validated in accordance with BIS II requirements. For cross-border counterparties, standardized rating processes and tools have been defined at Group level. There was further development of the process to measure risks based on Group-wide portfolio data and on market benchmarks for 'low default portfolios'. The BIS II calculation engine is centralized at Group level and calculates the amount of risk-weighted assets as well as related capital requirements.

This tool was developed and used partly to assess the impact that the new BIS II criteria will have on the calculation of regulatory capital.

A special team was set up to coordinate operational risk management activity in order to ensure that control methods are consistent at Group level. The goal is to implement the Advanced Measurement Approach (AMA).

To this end, the board of directors has approved the Group's framework for the management of operational risks and the regulation which establishes, at Group level, the guidelines for the control and management of such risks.

In addition, in 2007 the board of directors approved the documentation required for the presentation of the application for the use of the internal AMA model for the calculation of the capital requirement for operational risks starting in 2008 based on the timing of the roll-out plan indicated to the regulator.

The Group uses an approach based on internal models for the calculation of capital requirements for market risk resulting from trading activities. The process of integrating, broadening and developing VaR calculation models and systems continued throughout 2007 leading to a gradual unification of existing internal models already used at HVB and BA-CA in accordance with the revision of the 1996 Capital Accord.

In keeping with guidelines concerning the prudential valuation of positions in the trading book that were introduced in the previous year, in 2007 further prudential reserves were created for the valuation of structured credit products. To enhance the Group's special emphasis on the valuation of these products, a center specializing in the valuation of structured credit securities was established in London.

For meeting the second pillar requirements, the Group's approach is based on methodologies and processes already employed internally for measuring risks and allocating capital in addition to the measurement of operating capital and the development of methodologies aimed at verifying capital adequacy.

Section 1 - Credit Risk

QUALITATIVE INFORMATION

1. General aspects

In accordance with the role assigned by corporate governance to the Group HQ, and specifically to the CRO area, in 2007 the General Group Credit Policies were issued. These are general provisions covering lending activities at Group level which comprise the rules and principles used to guide, govern and standardize the valuation and management of credit risk in accordance with the Group's principles and best practices.

The boards of directors or equivalent bodies of all Group entities were required to adopt the provisions concerned and to prepare implementation plans which ensure standardized processes and procedures at the overall Group level with due consideration for appropriate changes made by local entities in accordance with local laws.

In addition to requirements for the management of Large Exposures (request of opinion from the Group HQ on large exposures as required by Group Credit Risk Governance Guidelines), the process for determining the limits for sovereign states was revised and made operational, and the process for assessing, measuring and controlling credit risk for bank customers was introduced.

Both processes are highly centralized at Group HQ in order to ensure a standardized assessment and monitoring approach (especially the assignment of the PD (probability of default) rating and LGD (loss given default) rating and override process) and the management of loan concentration risk.

Similar to what was determined for banks and sovereign states, the credit process and risk assessment methodologies were completed with counterparties in the Multinational and Global Project Finance segments. These are characterized by the use of models that calculate risk parameters (PD and LGD), financial statement analysis criteria, and support processes and tools which are standard at Group level. As a part of the above Group-wide customer categories, a process was also delineated with the aim of ensuring compliance with the requirement of unambiguous ratings for the same counterparty at Group level, e.g., with regard to so-called default propagation.

UniCredit Global Leasing was also made sub-holding company for the Group's leasing companies in order to establish a specialized service and maximize synergies including in the area of credit risk management.

At the same time, as a part of initiatives aimed at ensuring compliance with Basel II, activities continued in the area of determining requirements for the use of credit risk mitigation methods and taking the necessary measures to implement these methods. In keeping with regulatory requirements, internal guidelines were issued that illustrate the Group's approach with regard to CRM (Credit Risk Mitigation) in order to provide entities with standardized methods for carrying out CRM practices by optimizing the management of collateral and maximizing its mitigating effects.

With regard to the management of the problem loan portfolio, a specific document was issued, which applies to all Group entities, and which defines the guidelines, basic principles and fundamental rules for classifying and managing risk positions and the loan recovery process.

Cooperation between the CRO and CFO areas also led to the preparation of guidelines that establish their respective responsibilities in relation to highly interdependent activities, and especially with regard to the determination, control, certification and use of parameters for the measurement of credit risk. In addition, a document was issued regarding general provisions, and covering, in particular, the accounting principle concerning losses incurred but not reported (IBNR).

In the second half of 2007, the CRO area was heavily involved in activities for the integration with the Capitalia Group.

2. Credit risk management policy

2.1 Organisation

The main organizational changes in the Chief Risk Officer (CRO) area at Group HQ concerned:

- the start-up of the work of Divisional Risk Officers (DRO) reporting directly to the CRO and dedicated to the needs of the respective business divisions in the areas of credit risk and other risks (operational and market risk);
- the creation of the Risk Methodologies Area in order to ensure

Part E) Information on risks and related risk management policies (Continued)

better oversight, with respect to the Basel II Project in the area of measurement methodologies and control and guidance aspects, and to continue the strategy of moving the organizational structure of the Risk Management Department in the direction indicated in the new regulatory provisions. A new unit called Rating Systems PMO has also been created and will report directly to the head of the area. The purpose of this unit is to structure and formalize the exchange of information with the various areas involved in rating systems and to increase coordination within the area in keeping with the required separation between development areas and areas that support rating systems, thereby ensuring the proper coordination of operations;
- as a part of the approval process for rating overrides, the establishment of the Rating Committee for the largest cases and the assignment of specific powers to the DRO of the Markets & Investment Banking Division with respect to Global Project Finance cases.

In addition, a unit was established that will report directly to the Deputy CEO, and that is responsible for organizational and service functions with the aim of ensuring the ongoing management of problem loan positions, which were previously managed directly by Capitalia and acquired by UniCredit after the finalization of the merger.

2.2 Factors that generate credit risk

In its banking business the Group is exposed to the risk that its loans, regardless of their purpose, may not be repaid by debtors at maturity, and then must be fully or partially written off due to the deterioration of the debtor's financial condition. This risk is always inherent in traditional lending operations regardless of the form of the credit facility (whether cash or credit commitments, secured or unsecured, etc). The main reasons for default lie in the borrower's lacking the autonomous ability to repay the loan (due to a lack of liquidity, insolvency, etc.), as well as the occurrence of events that are unrelated to the debtor's operating and financial condition, such as country risk (defined as the inability of a borrower in another country to honor its obligations due, for example, to a deterioration in the country's economic situation or the local Government's adoption of restrictive measures), or the impact of operational risk. Other banking operations, in addition to traditional lending and deposit activities, can expose the Group to other credit risks. For example, 'non-traditional' credit risk may arise from:
- entering into derivative contracts that require the counterparty to make payments to Group entities;
- purchasing and selling securities, futures, currencies or commodities;
- holding third-party securities.

The counterparties in these transactions or issuers of securities held by Group entities could default as a result of insolvency, political and economic events, lack of liquidity, operating problems or other reasons. Defaults in relation to a large number of transactions, or one or more large transactions, could have a material adverse impact on the Group's operations, financial condition and operating results.

The Group monitors and manages credit quality, the specific risk of each counterparty and the overall risk of loan portfolios.

2.3 Management, measurement and control

2.3.1 Reporting

The Group's CRO area provides reports and manages the monitoring of the credit risk portfolio with both recurring and specific reports. Its goal is to analyze the main components of credit risk in order to quickly determine the performance of the various portfolios subject to that risk and take any appropriate countermeasures.

In addition, in the area of credit risk, each division (Retail, Corporate, Private Banking and Markets & Investment Banking) has reporting units responsible for monitoring risk positions in their respective divisions.

Reporting and monitoring activities are focused on the performance of the credit risk portfolio at Group level with respect to its main drivers such as growth and indicators of risk parameters related to various customer segments (exposure at default (EAD), probability of default (PD), expected loss (EL), etc.) in local entities and industrial sectors and with respect to the performance of the portfolio in default and its related coverage.

The goals of Risk Reporting and Monitoring are achieved over several phases using reporting processes, databases and activities. Individual entities forward data regarding the performance of their portfolios to Group HQ which is responsible for analyzing, validating and evaluating asset quality. Data are stored in an internal database which serves as the basis for the preparation of several reports with various purposes and recipients.

In 2007 a new monthly report was created that is based on data produced by individual entities (the CRO Flash Report). The creation of this report makes it possible to quickly and efficiently monitor the portfolio performance of the main entities and their data regarding expected losses, the cost of credit risk and coverage for exposure in default.

In addition to the above report, the units responsible for reporting at the division level use a scorecard system called the Credit Tableau de Bord, a quarterly tool that contains detailed, specific information for each division with a particular focus on the performance of portfolios broken down by sub-divisions and customer segments.

Throughout 2007, the Risk Management Information System (MIS) area, which was created in 2006, finalized data quality operations on individual data with a particular focus on credit risk data from entities in the CEE region. This data was previously treated as an aggregate. All of this has made it possible to monitor credit risk at the Group level more efficiently.

The above tools play a crucial role in the analysis of credit risk by contributing to quality improvements and making data available at the Group level.

2.3.2 Management and measurement methods
One of the credit risk management responsibilities of Group HQ's CRO area is to manage and measure credit risks through the design and use of appropriate methods. This task also involves updating previously developed methods in order to ensure, in cooperation with Global Banking Services (which is responsible for organizational processes), that these policies are implemented in accordance with Basel II standards and the requirements of Banca d'Italia.

Credit risk is measured at individual borrower level and for the whole portfolio. The approach and tools used for lending to individual borrowers during both the approval and monitoring phases include a credit rating process with high added value, which is differentiated by customer category.

During the credit application review process, a customer's creditworthiness is assessed on the basis of an analysis of the following:
- operating, financial and cash flow data;
- qualitative information regarding the company's competitive position, its corporate and organizational structure, etc. (only for business customers in the Corporate area);
- geographical and sector characteristics (only for business customers in the Corporate area);
- performance data at bank and industry levels (e.g., the Central Risk Bureau); and necessary to assign a rating, meaning the borrower's PD (probability of default) over a time horizon of one year.

Each borrower's credit rating is reviewed annually on the basis of new information received during the year. Each borrower is also assessed in the context of any business group with which it is affiliated by taking into account the theoretical maximum risk for the entire Group.

Monitoring is carried out using automated systems designed to enable rapid identification and appropriate management of positions showing signs of a deteriorating risk profile, on the basis of models originally created for the Group's Italian entities.

Regular monthly monitoring focuses on borrower performance management. This uses all available internal and external information to arrive at a score that represents a short assessment of the risk associated with each borrower monitored. This score is obtained using a statistical function that summarizes available information using a set of proven significant variables that are predictors of an event of default 12 months in advance.

Subject to the more general principles given below, the tools and processes used for loan approval and monitoring incorporate appropriate adaptations to address the unique characteristics of different customer segments in order to ensure the highest degree of effectiveness.

All information is statistically summarized in an internal rating that takes quantitative and qualitative elements into account, as well as information on the borrower's conduct of the account, if available, which is taken from the loan management scoring procedures described above.

The internal rating, or risk level assigned to the customer, forms a part of the lending decision calculation. In other words, at a constant credit amount the lending powers granted to the appropriate bodies are gradually reduced in proportion to a heightened borrower-related risk level. The organizational model in use calls for a rating desk, which is separate from loan approval functions. This unit is charged with managing any adjustments made to the automated opinion provided by the model using an override process.

Several Group entities have launched projects to standardize lending processes on the basis of the Group's best practice as described above.

Other entities are required to ask Group HQ CRO area for its special opinion before providing or reviewing credit facilities for individual customers or business groups if these lines exceed preset limits adjusted according to objective parameters.

Part E) Information on risks and related risk management policies (Continued)

2.3.3 Credit strategies
Advanced credit risk management of the entire loan portfolio is a part of the process of developing the Group's credit strategies.

Credit strategy development has three objectives:
- to define portfolio composition that optimizes risk-adjusted return, which is based on a shared level of propensity for risk, in accordance with the Group's underlying criteria and framework for allocating capital and creating value;
- to provide support to the appropriate Group HQ Departments and Divisions and Group entities for the adoption of measures aimed at achieving optimal portfolio composition through strategic business activity and plans;
- to provide a set of guidelines and support measures that are needed for the business and credit planning process in accordance with Group HQ's strategic vision.

Credit strategies are implemented using all available credit risk measures. Specifically, the results of a Credit VaR model enable accurate and prudent management of portfolio risk through the use of advanced methods and tools.

With regard to these applications, in the area of credit strategies, vulnerability analyses and analyses in support of capital adequacy are performed by monitoring and managing stress tests related to credit risk. In the area of portfolio risk, the Group places particular emphasis on loan concentration given its significance in relation to total loan assets.

In keeping with the definition provided by BIS II regulations, this risk arises in relation to any counterparty or business group that has the potential to generate losses that are deemed to be sufficiently significant to compromise the Group's ability to continue its normal operations. n order to identify, manage, measure and monitor loan concentration, the unit in charge of this area at Group HQ sets credit limits using various operating procedures. This activity covers two different forms of loan concentration risk:
- bulk risk, i.e. large exposures to a single borrower or group of economically related borrowers
- exposure to borrowers operating in the same business sector or geographical area.

2.3.4 Country risk
Country risk is managed by determining appropriate maximum operational risk levels, whether in the banking or financial business, that can be assumed by the various entities belonging to the Group vis-à-vis all counterparties (sovereigns, government entities, banks, financial institutions, corporate customers, small businesses, individuals, project finance, etc.) residing in or related to the country, for cross-border transactions (from the standpoint of the unit providing the loan) in foreign currency (from the standpoint of the borrower).

Country risk management processes are heavily concentrated at Group HQ in terms of both methodological aspects and the decision-making process.

2.4 Credit risk mitigation techniques
To a large degree, the Group's exposure is in the form of traditional loans to non-financial companies and households. These loans may be secured by collateral (e.g., a mortgage on property or a charge over securities, movable property or receivables) or guarantees (usually provided by individuals or legal entities).

In general, guarantees are issued by entrepreneurs or shareholders (or their relatives) who own or have a stake in the companies receiving the secured lines of credit. Less frequent is the case of loans made to companies secured by guarantees issued by another company (which may or may not be a holding company) in the same business group, or by other credit institutions or insurance companies.

Any form of collateral serves only as additional security for the secured loan and as such is taken into account at the time the creditworthiness of the entity requesting the credit facility is assessed.

In other words, this assessment mainly concentrates on determining whether the main entity requesting the credit facility is able to meet its obligations autonomously regardless of whether additional collateral is provided (ability to repay).

In order to protect against fluctuations in the market value of assets assigned to the Bank as collateral, the value of the collateral should generally provide an adequate margin in excess of the current value of such assets, and this margin is properly adjusted as a function of the intrinsic characteristics of these assets. The current models used by Group entities are primarily based on fixed prudential margins, and models calculated internally on the basis of the "value at risk" (VaR) statistical approach are being implemented.

Automated valuation procedures calculating the mark to market of financial instruments are also available at the main Group entities. These procedures make it possible to continually monitor the value of the collateral.

When assessing collateral, special emphasis is placed on the enforceability of the collateral and its appropriateness.

With regard to the former, as required by the BIS II Capital Accord the collateral obtained must be valid, effective and binding for the collateral provider, and it must be enforceable with respect to third parties in all jurisdictions, including in the event of the insolvency or receivership of the borrower and/or the collateral provider.

Due to the importance of this requirement, including for the purposes of mitigating the capital requirement for credit risk, the application procedure and related processes governing this area are particularly strict, to ensure that the documents obtained are completely in order from a formal and substantive standpoint.

With regard to appropriateness, security is said to be appropriate when it is qualitatively and quantitatively sufficient with respect to the amount and nature of the credit facility, provided there are no significant risk elements associated with the provider of security.

Prior to obtaining a personal guarantee, the creditworthiness of the party prepared to issue it (e.g., the guarantor or party selling cover in the form of a credit default swap) is assessed using the usual criteria.

As a part of the process of adapting to the requirements set by BIS II, measures were continued to achieve full compliance by individual Group entities in the area of Credit Risk Mitigation as a function of various (standardized and IRB) approaches used by initiating specific revisions in internal regulations, organizational processes and supporting information systems. As an example, a new methodology was introduced for Italian entities for the periodic revaluation of mortgaged residential properties with IT support for gathering information and filing appraisal data as required by regulatory provisions.

2.5 Impaired loans

The Group's classification of a portfolio in the "non-performing" category is based on the following basic steps:

- prompt action. This is ensured by the proper operation of the monitoring process and quick reporting of non-performing positions to all units concerned. The rapid identification of signs of the position's deterioration allows the Group entity to undertake the necessary restrictive measures before default is declared.
- proper assessment of impaired loans in order to determine what action should be taken and how the loan should be classified in terms of default categories
- recovery procedures on the basis of the type and amount of exposure and the specific borrower involved
- appropriate provisioning through profit and loss in proportion to counterparty risk and type of exposure. Provisioning is carried out in line with the principles of IAS 39 and BIS II rules.
- accurate and regular reporting in order to monitor aggregate portfolio risk over time.

In 2007, Group HQ intervened by setting general guidelines in this area with the special policy called "Management of Risk Positions and Loan Recovery Process."

Each entity's classification of positions into the various default categories specified by law in other countries must comply with local legal and regulatory provisions issued by regulators.

Since the Parent, in its capacity as a bank holding company, is in turn required to comply with instructions issued by the Italian regulator, Banca d'Italia, suitable measures are taken vis-à-vis the Group's foreign entities to link and align items which would otherwise not be consistent with the appropriate default categories. The activities performed in 2007 also included the revision of reclassification rules for the purposes of management reporting and coverage in the consolidated financial statements of the risk positions of entities in the CEE Division which follows the revision completed in 2006 for German and Austrian entities.

The main goal of managing the non-performing portfolio is to recover all, or as much exposure as possible and terminate the customer relationship.

This activity is managed internally by specialized staff or externally, by assigning the task to specialized companies (UniCredit Gestione Crediti SpA is the Group company specializing in credit recovery and acting as servicer for most Italian Group Entities), or by selling the non-performing portfolio to non-Group companies.

Regardless of the organizational decisions made, during this phase the goal is to find the best strategy for maximizing the net present value (NPV) of the exposure, or minimizing LGD (loss given default).

The methodology is based on the calculation of NPV of amounts recovered as a result of alternative recovery strategies, with assumptions made for recoveries, related costs and likelihood of failure for each strategy. These results are compared with the Group entity's average LGD for positions with the same characteristics. If data series are not available, the comparison is based on estimates.

Part E) Information on risks and related risk management policies (Continued)

In order to determine provisions, an exercise that is performed at least quarterly, specialized units use an analytical approach to assess the loss projections for the non-performing portfolio on the basis of the Group's accounting policies, which are consistent with the rules of IAS 39 and BIS II. If an analytical approach is not possible (e.g., if there are numerous small positions), a Group entity may make general provisions by regrouping these positions into aggregates with similar risk and exposure profiles. The percentage used for general provisions is based on historical data series.

With regard to the powers to be granted in the area of classifying items as default positions and calculating loss projections, Group entities designate several decision-making levels that have been appropriately tailored to the amount of exposure and the provision. In light of the impact that these decisions have on earnings and tax, these decision-making levels involve the CRO area as well as the Group entity's senior management.

Following the absorption of Capitalia SpA by UniCredit on October 1, 2007, the balance sheet at December 31, 2007 includes former Capitalia Group companies, as it did not in 2006.

Tables of annual changes include former Capitalia Group balances as at October 1, 2007, booked as purchases or other changes (when purchases are not applicable).

QUANTITATIVE INFORMATION

A. Credit quality

A.1 Impaired and performing loans: amounts, writedowns, changes, distribution by business activity/region

A.1.1 Breakdown of financial assets by portfolio and credit quality (carrying value)

	AMOUNTS AS AT 31.12.2007								
	BANKING GROUP						OTHER COMPANIES		
PORTFOLIO/QUALITY	NON-PERFORMING LOANS	DOUBTFUL ASSETS	RESTRUCTURED EXPOSURES	PAST-DUE	COUNTRY RISK	OTHER ASSETS	IMPAIRED	OTHERS	TOTAL
1. Financial assets held for trading	2,223	44,547	5,216	16,653	118	202,265,386	-	8,995	202,343,138
2. Available-for-sale financial assets	119,226	-	-	6,494	7,363	31,192,845	-	631,905	31,957,833
3. Held-to-maturity financial instruments	-	-	16,793	-	-	11,497,942	-	216,809	11,731,544
4. Loans and receivables with banks	12,466	21,171	-	-	155,504	99,764,367	-	58,308	100,011,816
5. Loans and receivables with customers	9,931,627	4,109,729	1,205,037	1,668,480	19,855	552,771,392	258	4,499,748	574,206,126
6. Financial assets at fair value through profit or loss	-	-	-	-	2,260	15,002,881	-	346,812	15,351,953
7. Financial instruments classified as held for sale	57,697	24,185	5,691	4,572	-	4,680,693	-	7	4,772,845
8. Hedging instruments	-	-	-	-	-	2,512,829	-	-	2,512,829
Total 31.12.2007	**10,123,239**	**4,199,632**	**1,232,737**	**1,696,199**	**185,100**	**919,688,335**	**258**	**5,762,584**	**942,888,084**
Total 31.12.2006	**6,859,254**	**3,660,865**	**3,012,086**	**889,010**	**14,154**	**760,655,814**	**240**	**592,572**	**775,683,995**

* Figures given in the table correspond to those given in the " Report on Operations".

Part E) Information on risks and related risk management policies (Continued)

A.1.2 Breakdown of financial assets by portfolio and credit quality (gross and net values)

	AMOUNTS AS AT 31.12.2007							
	IMPAIRED ASSETS				OTHER ASSETS			
PORTAFOGLIO/QUALITÀ	GROSS EXPOSURE	SPECIFIC WRITEDOWNS	PORTFOLIO ADJUSTMENTS	NET EXPOSURE	GROSS EXPOSURE	PORTFOLIO ADJUSTMENTS	NET EXPOSURE	TOTAL (NET EXPOSURE)
A. Banking group								
1. Financial assets held for trading	68,639	-	-	68,639	X	X	202,265,504	202,334,143
2. Available-for-sale financial assets	150,304	24,584	-	125,720	31,246,395	46,187	31,200,208	31,325,928
3. Held-to-maturity financial instruments	47,172	30,379	-	16,793	11,507,915	9,973	11,497,942	11,514,735
4. Loans and receivables with banks	152,999	116,635	2,727	33,637	99,938,332	18,461	99,919,871	99,953,508
5. Loans and receivables with customers	37,204,549	20,162,347	127,329	16,914,873	555,394,229	2,602,982	552,791,247	569,706,120
6. Financial assets at fair value through profit or loss	-	-	-	-	X	X	15,005,141	15,005,141
7. Financial instruments classified as held for sale	185,410	92,985	280	92,145	4,693,945	13,252	4,680,693	4,772,838
8. Hedging instruments	-	-	-	-	X	X	2,512,829	2,512,829
Total (A)	**37,809,073**	**20,426,930**	**130,336**	**17,251,807**	**702,780,816**	**2,690,855**	**919,873,435**	**937,125,242**
B. Other consolidated companies								
1. Financial assets held for trading	-	-	-	-	X	X	8,995	8,995
2. Available-for-sale financial assets	11	11	-	-	631,905	-	631,905	631,905
3. Held-to-maturity financial instruments	-	-	-	-	216,809	-	216,809	216,809
4. Loans and receivables with banks	-	-	-	-	58,308	-	58,308	58,308
5. Loans and receivables with customers	1,002	744	-	258	4,499,748	-	4,499,748	4,500,006
6. Financial assets at fair value through profit or loss	-	-	-	-	X	X	346,812	346,812
7. Financial instruments classified as held for sale	-	-	-	-	7	-	7	7
8. Hedging instruments	-	-	-	-	X	X	-	-
Total (B)	**1,013**	**755**	**-**	**258**	**5,406,777**	**-**	**5,762,584**	**5,762,842**
Total 31.12.2007	**37,810,086**	**20,427,685**	**130,336**	**17,252,065**	**708,187,593**	**2,690,855**	**925,636,019**	**942,888,084**
Total 31.12.2006	**28,254,017**	**12,867,616**	**964,946**	**14,421,455**	**552,878,322**	**2,077,965**	**761,262,540**	**775,683,995**

A.1.3 On - and off-balance sheet exposure to banks: gross and net values

	AMOUNTS AS AT 31.12.2007			
EXPOSURE TYPES / AMOUNTS	GROSS EXPOSURE	SPECIFIC WRITEDOWNS	PORTFOLIO ADJUSTMENTS	NET EXPOSURE
A. BALANCE SHEET EXPOSURE				
A.1 Banking Group				
a) Non-performing loans	127,373	114,907	-	12,466
b) Doubtful loans	25,632	1,734	2,727	21,171
c) Restructured exposures	-	-	-	-
d) Past due	-	-	-	-
e) Country risk	172,582	X	17,077	155,505
f) Other assets	177,572,993	X	2,486	177,570,507
TOTAL A.1	**177,898,580**	**116,641**	**22,290**	**177,759,649**
A.2 Other companies				
a) Impaired	-	-	-	-
b) Others	469,738	X	-	469,738
TOTAL A.2	**469,738**	**-**	**-**	**469,738**
TOTAL A	**178,368,318**	**116,641**	**22,290**	**178,229,387**
B. OFF-BALANCE SHEET EXPOSURE				
B.1 Banking Group				
a) Impaired	90,023	14,437	-	75,586
b) Other	151,797,226	X	9,644	151,787,582
TOTAL B.1	**151,887,249**	**14,437**	**9,644**	**151,863,168**
B.2 Other Companies				
a) Impaired	-	-	-	-
b) Other	941	X	-	941
TOTAL B.2	**941**	**-**	**-**	**941**
TOTAL B	**151,888,190**	**14,437**	**9,644**	**151,864,109**

Balance sheet exposure comprises all the balance sheet financial assets, regardless of each transaction's classification category: trading, available for sale, held to maturity, loans, at fair value, classified as held for sale.

Off-balance sheet exposure comprises guarantees given, commitments and derivatives regardless of each transaction's classification category.

The gross exposure of credit derivatives for which protection has been sold corresponds to (i) the sum of the face value and the positive fair value in respect of total rate of return swaps, (ii) to positive fair value in respect of credit spread swaps and (iii) to the notional value in respect of credit default products and credit linked notes.

Part E) Information on risks and related risk management policies (Continued)

A.1.4 On - Balance-sheet exposure with banks: gross change in impaired exposures subject to "country risk"

	CHANGES IN 2007				
SOURCE/CATEGORIES	NON-PERFORMING LOANS	DOUBTFUL LOANS	RESTRUCTURED EXPOSURES	PAST DUE LOANS	COUNTRY RISK
A. Opening balance	**144,628**	**27,335**	**46,518**	**-**	**11,173**
- Sold but not derecognised	-	-	-	-	-
B. Increases	**58,409**	**1,080**	**1,582**	**-**	**171,448**
B.1 transfers from performing loans	16	540	-	-	72,238
B.2 Transfer form other impaired exposure categories	45,388	-	-	-	-
B.3 Other increases	13,005	540	1,582	-	99,210
C. Reductions	**75,664**	**2,783**	**48,100**	**-**	**10,039**
C.1 Transfers to performing loans	4,539	-	-	-	-
C.2 Derecognised items	11,977	-	-	-	-
C.3 Recoveries	39,713	184	-	-	4,259
C.4 Sales proceeds	8,270	-	-	-	-
C.5 Transfer to other impaired exposure categories	-	-	45,388	-	-
C.6 Other reductions	11,165	2,599	2,712	-	5,780
D. Closing balance	**127,373**	**25,632**	**-**	**-**	**172,582**
- Sold but not derecognised	-	-	-	-	-

This table refers only to the Banking Group.

A.1.5 Balance-sheet exposures to banks: change in overall impairments

	CHANGES IN 2007				
SOURCE/CATEGORIES	NON-PERFORMING LOANS	DOUBTFUL LOANS	RESTRUCTURED EXPOSURES	PAST DUE LOANS	COUNTRY RISK
A. Opening gross writedowns	**103,295**	**3,033**	**46,379**	**-**	**10,945**
- Sold but not derecognised	-	-	-	-	-
B. Increases	**49,864**	**5,086**	**-**	**-**	**9,591**
B.1 Writedowns	2,579	1,734	-	-	1,514
B.2 Transfers from other impaired exposure	45,253	-	-	-	-
B.3 Other increases	2,032	3,352	-	-	8,077
C. Reductions	**38,252**	**3,658**	**46,379**	**-**	**3,459**
C.1 Write backs from assessments	181	378	-	-	1
C.2 Write-backs from recoveries	4,465	2,096	-	-	3,262
C.3 Write-offs	11,977	-	-	-	-
C.4 Transfers to other impaired exposure	-	-	45,253	-	-
C.5 Other reductions	21,629	1,184	1,126	-	196
D. Final gross writedowns	**114,907**	**4,461**	**-**	**-**	**17,077**
- Sold but not derecognised	-	-	-	-	-

This table refers only to the Banking Group.

A.1.6 On - and off-balance sheet exposure to customers: gross and net values

EXPOSURE TYPES / AMOUNTS	AMOUNTS AS AT 31.12.2007 GROSS EXPOSURE	SPECIFIC WRITEDOWNS	PORTFOLIO ADJUSTMENTS	NET EXPOSURE
A. BALANCE SHEET EXPOSURE				
A.1 Banking Group				
a) Non-performing loans	28,045,375	17,913,160	23,665	10,108,550
b) Doubtful loans	5,967,488	1,800,707	32,867	4,133,914
c) Restructured exposures	1,707,367	479,175	671	1,227,521
d) Past due	1,877,619	117,247	70,406	1,689,966
e) Country risk	41,804	X	12,209	29,595
f) Other assets	678,208,369	X	2,659,083	675,549,286
TOTAL A.1	**715,848,022**	**20,310,289**	**2,798,901**	**692,738,832**
A.2 Other companies				
a) Impaired	1,013	755	-	258
b) Others	5,292,846	X	-	5,292,846
TOTAL A.2	**5,293,859**	**755**	**-**	**5,293,104**
TOTAL A	**721,141,881**	**20,311,044**	**2,798,901**	**698,031,936**
B. OFF-BALANCE SHEET EXPOSURE				
B.1 Banking Group				
a) Impaired	1,353,036	310,993	6,580	1,035,463
b) Other	221,742,366	X	442,717	221,299,649
TOTAL B.1	**223,095,402**	**310,993**	**449,297**	**222,335,112**
B.2 Other Companies				
a) Impaired	-	-	-	-
b) Other	375,746	X	-	375,746
TOTAL B.2	**375,746**	**-**	**-**	**375,746**
TOTAL B	**223,471,148**	**310,993**	**449,297**	**222,710,858**

Balance sheet exposure comprises all the balance sheet financial assets, regardless of each transaction's classification category: trading, available for sale, held to maturity, loans, at fair value, classified as held for sale.

Off-balance sheet exposure comprises guarantees given, commitments and derivatives regardless of each transaction's classification category.

The gross exposure of credit derivatives for which protection has been sold corresponds to (i) the sum of the face value and the positive fair value in respect of total rate of return swaps, (ii) to positive fair value in respect of credit spread swaps and (iii) to the notional value in respect of credit default products and credit linked notes.

Part E) Information on risks and related risk management policies (Continued)

A.1.7 Balance - sheet exposure to customers: gross change in impaired exposure subject to country risk

	CHANGES IN 2007				
SOURCE/CATEGORIES	NON-PERFORMING LOANS	DOUBTFUL LOANS	RESTRUCTURED EXPOSURES	PAST-DUE LOANS	COUNTRY RISK
A. Opening balance - gross exposure	**17,701,499**	**4,846,816**	**4,393,696**	**1,025,548**	**21,907**
- Sold but not derecognised	*37,958*	*8,225*	-	*20,240*	-
B. Increases	**18,843,944**	**6,638,948**	**933,862**	**3,543,398**	**37,073**
B.1 Transfers from performing loans	2,955,860	2,525,146	174,431	1,824,727	10,706
B.2 Transfers from other impaired exposures	3,777,041	1,176,209	163,371	47,460	-
B.3 Other increases	12,111,043	2,937,593	596,060	1,671,211	26,367
C. Reductions	**8,499,419**	**5,518,276**	**3,620,191**	**2,691,327**	**17,176**
C.1 Transfers to performing loans	549,564	513,964	687,666	1,165,223	4,766
C.2 Derecognised items	3,473,401	218,590	55,454	3,639	1,013
C.3 Recoveries	2,295,930	929,907	401,874	191,170	10,516
C.4 Sales proceeds	1,289,359	284,534	358,294	135,289	-
C.5 transfers to other impaired exposures	196,014	2,396,579	1,577,673	993,796	19
C.6 Other reductions	695,151	1,174,702	539,230	202,210	862
D. Closing balance-gross exposure	**28,045,375**	**5,967,488**	**1,707,367**	**1,877,619**	**41,804**
- Sold but not derecognised	*111,662*	*67,731*	-	*49,182*	-

This table refers only to the Banking Group.

A.1.8 Balance - sheet exposures to customers: changes in overall impairment

	CHANGES IN 2007				
SOURCE/CATEGORIES	NON-PERFORMING LOANS	DOUBTFUL LOANS	RESTRUCTURED EXPOSURES	PAST-DUE LOANS	COUNTRY RISK
A. Total opening writedowns	**10,886,955**	**1,258,892**	**1,387,578**	**146,314**	**7,981**
- Sold but not derecognised	*8,222*	*1,556*	-	*720*	-
B. Increases	**12,728,788**	**2,026,667**	**224,582**	**230,129**	**7,042**
B.1 Writedowns	3,579,447	1,045,307	91,913	148,649	1,709
B.2 Transfers from other impaired exposure	1,299,874	152,878	44,807	9,548	-
B.3 Other increases	7,849,431	828,482	87,862	71,932	5,333
C. Reductions	**5,678,533**	**1,451,985**	**1,132,314**	**188,790**	**2,814**
C.1 Write-backs from assessments	506,470	178,317	267,940	46,500	850
C.2 Write-backs from recoveries	1,202,937	217,162	52,562	14,855	515
C.3 Write-offs	3,473,401	218,590	55,454	3,639	1,013
C.4 Transfers to other impaired exposure	69,536	728,426	642,502	66,630	13
C.5 Other reductions	426,189	109,490	113,856	57,166	423
D. Final gross writedowns	**17,936,825**	**1,833,574**	**479,846**	**187,653**	**12,209**
- Sold but not derecognised	*38,210*	*15,711*	-	*5,086*	-

This table refers only to the Banking Group.

A.2 Internal and external ratings

A.2.1 Balance-sheet and off-balance sheet exposure by external rating class (book values)

	AMOUNTS AS AT 31.12.2007							
	EXTERNAL RATING CLASSES							
EXPOSURE	AAA/AA-	A+/A-	BBB+/BBB-	BB+/BB-	B+/B-	LOWER THAN A B-	NO RATING	TOTAL
A. On-balance-sheet exposures	**91,037,725**	**60,960,908**	**36,334,438**	**24,927,727**	**8,864,212**	**19,140,880**	**629,232,591**	**870,498,481**
B. Derivative contracts	**43,483,574**	**14,943,599**	**26,829,429**	**193,364**	**849,908**	**64,704**	**88,259,188**	**174,623,766**
B.1 Financial derivative contracts	33,686,679	14,063,304	26,829,351	193,154	772,595	64,704	82,009,077	157,618,864
B.2 Credit derivatives	9,796,895	880,295	78	210	77,313	-	6,250,111	17,004,902
C. Guarantees given	**5,462,595**	**7,114,670**	**6,615,843**	**3,709,526**	**748,379**	**1,055,852**	**50,604,016**	**75,310,881**
D. Other commitments to disburse funds	**8,819,939**	**7,533,509**	**5,807,172**	**2,541,061**	**683,162**	**229,702**	**98,649,088**	**124,263,633**
Total	**148,803,833**	**90,552,686**	**75,586,882**	**31,371,678**	**11,145,661**	**20,491,138**	**866,744,883**	**1,244,696,761**

Impaired exposures are included in class "lower than B-"

The table above contains on- and off-balance sheet exposures granted to counterparties by ratings from external rating agencies (Standard and Poor's, Moody's and Fitch), mapped to the unique rating scale of Standard and Poor's.

These agencies provide judgments on the creditworthiness of different types of borrowers such as Sovereigns, Banks, Public Entities, Insurance Companies and Enterprises usually of a large dimension.

In case more than one agency rating is available, the most prudential rating is assigned.

The "Investment Grade" area (from class AAA to BBB-) comprises more than 83% of the externally rated exposures. The major part of these exposures is concentrated in the first two sections since the corresponding counterparties are banks or, however, clients with excellent standing.

The percentage of unrated exposures (69.64%) can be explained by the great number of private customers, small and medium enterprises for which external rating is not available.

Part E) Information on risks and related risk management policies (Continued)

A.2.2 Balance-sheet and off-balance sheet exposure by internal rating class (book values)

	AMOUNTS AS AT 31.12.2007												
	INTERNAL RATING CLASSES										IMPAIRED ASSETS	NO RATING	TOTAL
ESPOSIZIONI	1	2	3	4	5	6	7	8	9	10			
A. On-balance-sheet exposures	108,227,782	47,676,244	74,031,777	79,685,408	69,639,967	40,958,827	68,206,591	41,769,012	113,929,064	15,430,166	17,193,588	193,750,055	870,498,481
B. Derivative contracts	61,701,340	8,355,870	23,727,270	32,120,304	2,115,624	1,307,470	878,951	1,325,949	3,633,622	118,351	58,232	39,280,783	174,623,766
B.1 Financial derivative contracts	59,215,430	4,759,671	15,432,859	32,100,219	2,114,575	1,307,470	878,850	1,325,933	3,323,802	118,351	58,232	36,983,472	157,618,864
B.2 Credit derivatives	2,485,910	3,596,199	8,294,411	20,085	1,049	-	101	16	309,820	-	-	2,297,311	17,004,902
C. Guarantees given	5,674,728	3,953,061	9,701,200	10,374,451	5,846,081	4,676,279	5,766,050	4,196,980	5,982,679	994,038	982,454	17,162,880	75,310,881
D. Other commitments to disburse funds	12,966,587	13,460,000	18,654,702	10,458,358	9,449,986	4,534,964	6,686,922	5,396,482	11,741,250	1,437,912	70,363	29,406,107	124,263,633
Total	188,570,437	73,445,175	126,114,949	132,638,521	87,051,658	51,477,540	81,538,514	52,688,423	135,286,615	17,980,467	18,304,637	279,599,825	1,244,696,761

INTERNAL RATING CLASSES	PD RANGE				
1	0	<=	PD	<=	0.0004
2	0.0004	<	PD	<=	0.0010
3	0.0010	<	PD	<=	0.0022
4	0.0022	<	PD	<=	0.0049
5	0.0049	<	PD	<=	0.0089
6	0.0089	<	PD	<=	0.0133
7	0.0133	<	PD	<=	0.0198
8	0.0198	<	PD	<=	0.0360
9	0.0360	<	PD	<=	0.1192
10	0.1192	<	PD		

The table above contains on- and off-balance sheet exposures by internal rating.

The rating is assigned to a single counterparty with the help of internal models (subject to validation by Supervisory Authorities), developed and employed internally by the Banks of the Group for credit risk management. There are two types of models, group-wide (eg. Banks, Multinationals) and local according to segments (e.g. Retail, Corporate).

The different rating scales of these models are converged to a unique "masterscale" of 10 classes (illustrated in the table above) based on underlying Probability of Default (PD).

More than 55% of exposures with internal rating belongs to the "Investment Grade" area (from class 1 to 4) while exposures towards unrated counterparties amount to 22.47%. The rating is not assigned to these counterparties as they belong to a segment not yet covered by models or still in roll-out phase.

A.3 Distribution of secures exposure by type of security

A 3.1 Secured in-bs exposure to banks and customers

	AMOUNTS AS AT 31.12.2007												
		COLLATERALS (1)			GUARANTEES (2)								
					CREDIT DERIVATIVES				CREDIT DERIVATIVES				
	AMOUNT OF THE EXPOSURE	PROPERTY	SECURITIES	OTHER ASSETS	GOVERNMENTS	OTHER PUBLIC ENTITIES	BANKS	OTHER ENTITIES	GOVERNMENTS	OTHER PUBLIC ENTITIES	BANKS	OTHER ENTITIES	TOTAL (1)+(2)
1. Secured exposures to banks													
1.1 totally secured	7,356,724	199,133	6,367,028	299,066	-	-	-	-	463,896	654,800	1,546,330	8,183	9,538,436
1.2 partially secured	57,080,416	22,693	8,954,962	808,411	-	-	-	-	703,285	405,654	589,126	86,821	11,570,952
2. Secured exposures with customers													
2.1 totally secured	227,905,599	324,932,371	13,166,558	32,003,238	-	13,400	2,151,063	1,254,992	3,430,141	9,717,140	3,203,611	99,881,134	489,753,648
2.2 partially secured	184,869,772	41,830,657	6,539,196	7,142,344	-	-	1,624,872	518,527	5,527,769	780,946	2,511,284	15,830,169	82,305,764

The amount shown in the "Amount of the Exposure" column is the net exposure.
Classification of exposures as "totally secured" or "partially secured" is made by comparing the gross exposure with the amount of the contractually agreed security.

A.3.2 Secured off-bs exposure

	AMOUNTS AS AT 31.12.2007												
		COLLATERALS (1)			GUARANTEES (2)								
					CREDIT DERIVATIVES				CREDIT DERIVATIVES				
	AMOUNT OF THE EXPOSURE	PROPERTY	SECURITIES	OTHER ASSETS	GOVERNMENTS	OTHER PUBLIC ENTITIES	BANKS	OTHER ENTITIES	GOVERNMENTS	OTHER PUBLIC ENTITIES	BANKS	OTHER ENTITIES	TOTAL (1)+(2)
1. Secured exposures to banks													
1.1 totally secured	2,092,002	-	43,579	296,617	-	-	449,557	-	9,446	-	1,317,306	44,901	2,161,406
1.2 partially secured	16,956,292	-	21,807	512,526	-	-	-	-	1,695	434	331,504	82,399	950,365
2. Secured exposures with customers													
2.1 totally secured	30,166,302	14,850,161	3,115,849	8,507,556	-	2,722	2,963,726	1,219,049	344,974	459,472	1,990,232	9,626,815	43,080,556
2.2 partially secured	42,173,723	508,534	411,874	1,084,862	-	54,006	855,854	360,847	234,574	61,047	1,591,014	4,308,415	9,471,027

The amount shown in the "Amount of the Exposure" column is the net exposure.
Classification of exposures as "totally secured" or "partially secured" is made by comparing the gross exposure with the amount of the contractually agreed security.

Part E) Information on risks and related risk management policies (Continued)

A 3.3 Secured impaired in-bs exposure

	AMOUNTS AS AT 31.12.2007									
			GUARANTEES (FAIR VALUE)							
			COLLATERALS			PERSONAL GUARANTEES				
						CREDIT DERIVATIVES				
	AMOUNT OF THE EXPOSURE	SECURED AMOUNT	PROPERTY	SECURITIES	OTHER ASSETS	CENTRAL GOVERNMENTS AND CENTRAL BANKS	OTHER PUBLIC ENTITIES	BANKS	FINANCIAL COMPANIES
1. Secured exposures with bank									
1.1 over 150%	-	38	717	-	-	-	-	-	-
1.2 over 100% and up to150%	-	-	-	-	-	-	-	-	-
1.3 over 50% and up to 100%	27,001	27,926	-	-	-	-	-	-	-
1.4 up to 50%	-	343	343	-	-	-	-	-	-
2. Secured exposures with customers									
2.1 over 150%	3,669,091	5,049,064	16,067,943	199,095	256,287	-	-	-	-
2.2 over 100% up to 150%	1,119,916	1,789,034	1,804,547	14,741	288,304	-	-	-	-
2.3 over 50% and below 100%	4,788,232	5,490,386	3,075,122	51,595	309,083	-	-	222	-
2.4 up to 50%	2,964,209	1,138,670	666,725	35,315	243,706	-	-	-	-

The amount shown in the "Amount of the Exposure" column is the net exposure.
Classification of exposures according to percentage cover is made by comparing the gross exposure with the amount of the contractually agreed security.

A 3.4 Secured impaired off-bs exposure to banks and customers

	AMOUNTS AS AT 31.12.2007								
			GUARANTEES (FAIR VALUE)						
			COLLATERALS			PERSONAL GUARANTEES			
						CREDIT DERIVATIVES			
	AMOUNT OF THE EXPOSURE	SECURED AMOUNT	PROPERTY	SECURITIES	OTHER ASSETS	CENTRAL GOVERNMENTS AND CENTRAL BANKS	OTHER PUBLIC ENTITIES	BANKS	FINANCIAL COMPANIES
1. Secured exposures with bank									
1.1 over 150%	-	-	-	-	-	-	-	-	-
1.2 over 100% and up to150%	-	-	-	-	-	-	-	-	-
1.3 over 50% and up to 100%	-	-	-	-	-	-	-	-	-
1.4 up to 50%	-	-	-	-	-	-	-	-	-
2. Secured exposures with customers									
2.1 over 150%	51,017	57,761	48,090	2,475	2,032	-	-	-	-
2.2 over 100% up to 150%	13,519	15,934	9,810	3,772	11,251	-	-	-	-
2.3 over 50% and below 100%	103,767	123,390	20,282	16,466	6,072	-	-	-	-
2.4 up to 50%	101,603	13,513	1,580	2,601	2,182	-	-	-	-

The amount shown in the "Amount of the Exposure" column is the net exposure.
Classification of exposures according to percentage cover is made by comparing the gross exposure with the amount of the contractually agreed security

AMOUNTS AS AT 31.12.2007											
GUARANTEES (FAIR VALUE)											
PERSONAL GUARANTEES											
CREDIT DERIVATIVES			ENGAGEMENTS								
INSURANCE COMPANIES	NON-FINANCIAL COMPANIES	OTHER ENTITIES	CENTRAL GOVERNMENTS AND CENTRAL BANKS	OTHER PUBLIC ENTITIES	BANKS	FINANCE COMPANIES	INSURANCE COMPANIES	NON-FINANCIAL COMPANIES	OTHER ENTITIES	TOTAL	SURPLUS ON FAIR VALUE OF GUARANTEE/ COLLATERAL
-	-	-	-	-	-	-	-	-	-	717	679
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	4,651	-	16,609	6,666	-	-	-	27,926	-
-	-	-	-	-	-	-	-	-	-	343	-
-	-	-	20,999	44,376	73,763	104,192	2,257	1,221,239	6,663,416	24,653,567	19,604,503
-	-	-	7,747	9,645	104,731	3,970	1,156	136,589	405,063	2,776,493	987,459
-	9,524	-	55,861	51,927	199,607	41,661	8,080	524,559	1,456,283	5,783,524	293,138
-	-	-	4,784	3,500	34,550	1,505	2,560	14,697	112,099	1,119,441	-

AMOUNTS AS AT 31.12.2007											
GUARANTEES (FAIR VALUE)											
PERSONAL GUARANTEES											
CREDIT DERIVATIVES			ENGAGEMENTS								
INSURANCE COMPANIES	NON-FINANCIAL COMPANIES	OTHER ENTITIES	CENTRAL GOVERNMENTS AND CENTRAL BANKS	OTHER PUBLIC ENTITIES	BANKS	FINANCE COMPANIES	INSURANCE COMPANIES	NON-FINANCIAL COMPANIES	OTHER ENTITIES	TOTAL	SURPLUS ON FAIR VALUE OF GUARANTEE/ COLLATERAL
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	502	3,265	1,159	23,487	-	23,082	60,084	164,176	106,415
-	-	-	-	7	509	-	17	2,002	999	28,367	12,433
-	-	-	4,486	253	6,732	4,422	31	32,878	22,921	114,543	-
-	-	-	419	90	5,412	-	11	574	644	13,513	-

Part E) Information on risks and related risk management policies (Continued)

B. Distribution and concentration of credit

B.1 Distribution of balance and-off balance sheet exposure toward customers by business sector

	AMOUNTS AS AT 31.12.2007											
	GOVERNMENTS				OTHER PUBLIC ENTITIES				FINANCIAL COMPANIES			
EXPOSURES /OFF-BALANCE	GROSS EXPOSURE	SPECIFIC WRITEDOWNS	PORTFOLIO ADJUSTMENTS	NET EXPOSURE	GROSS EXPOSURE	SPECIFIC WRITEDOWNS	PORTFOLIO ADJUSTMENTS	NET EXPOSURE	GROSS EXPOSURE	SPECIFIC WRITEDOWNS	PORTFOLIO ADJUSTMENTS	NET EXPOSURE
A. Cash exposure												
A.2 Non performing loans	9,080	1,428	-	7,652	35,843	20,378	-	15,465	572,099	384,873	-	187,226
A.2 Watch loans	4	-	-	4	144,096	48,772	-	95,324	50,263	15,115	168	34,980
A.3 Restructured exposures	-	-	-	-	-	-	-	-	30,802	2,002	-	28,800
A.4 Expired exposured	35,651	1	-	35,650	10,524	50	120	10,354	14,424	393	52	13,979
A.5 Other exposure	33,439,692	X	23,912	33,415,780	15,606,971	X	24,008	15,582,963	48,024,923	X	100,850	47,924,073
TOTAL A	**33,484,427**	**1,429**	**23,912**	**33,459,086**	**15,797,434**	**69,200**	**24,128**	**15,704,106**	**48,692,511**	**402,383**	**101,070**	**48,189,058**
B. Off - balance sheet exposures												
B.1 Non performing loans	150	-	-	150	35	6	-	29	35,609	2,015	-	33,594
B.2 Watch loans	-	-	-	-	24,422	1,693	-	22,729	5,000	-	-	5,000
B.3 Other asset deteriorated	-	-	-	-	-	-	-	-	-	-	-	-
B.4 Other exposure	2,318,834	X	22	2,318,812	2,309,768	X	2,994	2,306,774	52,500,091	X	306,719	52,193,372
TOTAL B	**2,318,984**	**-**	**22**	**2,318,962**	**2,334,225**	**1,699**	**2,994**	**2,329,532**	**52,540,700**	**2,015**	**306,719**	**52,231,966**
TOTAL (A+B)	**35,803,411**	**1,429**	**23,934**	**35,778,048**	**18,131,659**	**70,899**	**27,122**	**18,033,638**	**101,233,211**	**404,398**	**407,789**	**100,421,024**
TOTAL 31.12.2006	46,282,281	6,830	4,892	46,270,559	12,141,101	173,604	35,589	11,931,908	69,411,626	78,370	101,482	69,231,774

AMOUNTS AS AT 31.12.2007											
INSURANCE COMPANIES				NON FINANCIAL COMPANIES				OTHER ENTITIES			
GROSS EXPOSURE	SPECIFIC WRITEDOWNS	PORTFOLIO ADJUSTMENTS	NET EXPOSURE	GROSS EXPOSURE	SPECIFIC WRITEDOWNS	PORTFOLIO ADJUSTMENTS	NET EXPOSURE	GROSS EXPOSURE	SPECIFIC WRITEDOWNS	PORTFOLIO ADJUSTMENTS	NET EXPOSURE
66,197	29,928	-	36,269	19,064,182	12,414,886	3,765	6,645,531	8,297,974	5,061,667	19,900	3,216,407
3,826	1,716	-	2,110	3,967,218	1,150,573	10,684	2,805,961	1,802,081	584,531	22,015	1,195,535
1,638	162	-	1,476	1,498,082	422,154	87	1,075,841	176,845	54,857	584	121,404
761	371	-	390	1,002,286	57,758	40,252	904,276	813,973	58,674	29,982	725,317
3,703,359	X	294	3,703,065	368,741,816	X	1,694,247	367,047,569	208,733,412	X	827,981	207,905,431
3,775,781	**32,177**	**294**	**3,743,310**	**394,273,584**	**14,045,371**	**1,749,035**	**378,479,178**	**219,824,285**	**5,759,729**	**900,462**	**213,164,094**
1,407	50	-	1,357	821,510	233,322	5,061	583,127	17,350	7,072	435	9,843
1	-	-	1	188,122	25,263	520	162,339	10,827	378	42	10,407
790	2	13	775	239,997	40,624	509	198,864	7,816	568	-	7,248
2,483,048	X	600	2,482,448	144,626,164	X	105,773	144,520,391	17,504,459	X	26,609	17,477,850
2,485,246	**52**	**613**	**2,484,581**	**145,875,793**	**299,209**	**111,863**	**145,464,721**	**17,540,452**	**8,018**	**27,086**	**17,505,348**
6,261,027	**32,229**	**907**	**6,227,891**	**540,149,377**	**14,344,580**	**1,860,898**	**523,943,899**	**237,364,737**	**5,767,747**	**927,548**	**230,669,442**
8,138,895	**37,344**	**3,830**	**8,097,721**	**415,868,212**	**9,039,411**	**1,587,998**	**405,240,803**	**174,521,186**	**3,738,933**	**1,373,809**	**169,408,444**

Part E) Information on risks and related risk management policies (Continued)

B.2 Breakdown of loans towards non financial companies

	AMOUNTS AS AT 31.12.2007		
	RESIDENT IN ITALY	NOT RESIDENT IN ITALY	TOTAL
Agriculture - forestry - fisheries	4,033,449	2,108,557	6,142,006
Energy products	7,045,543	13,616,716	20,662,259
Ores, ferrous and non-ferrous metals (except fissile and fertile ones)	2,054,861	4,050,035	6,104,896
Minerals and non-metallic mineral products	3,607,302	2,873,591	6,480,893
Chemicals	2,180,051	7,462,525	9,642,576
Metal products except cars and means of transport	6,670,957	4,042,264	10,713,221
Farming and industrial machinery	5,219,570	3,951,643	9,171,213
Office machines, data processing machines, precision, optical and similar instruments	1,305,691	1,908,737	3,214,428
Electric materials and supplies	3,313,351	1,349,512	4,662,863
Means of transport	3,709,368	5,848,270	9,557,638
Foodstuffs, beverages and tobacco-based products	5,223,430	6,824,598	12,048,028
Textiles, leather and footwear and clothing products	5,272,129	1,683,162	6,955,291
Paper, paper products, printing and publishing	2,629,092	5,032,732	7,661,824
Rubber and plastic products	2,323,382	2,273,257	4,596,639
Other industrial products	4,254,719	3,965,926	8,220,645
Construction and civil engineering	19,563,246	7,567,963	27,131,209
Commercial, recovery and repair services	29,104,148	28,001,030	57,105,178
Hotel and public commercial concern services	4,414,050	3,426,779	7,840,829
Inland transport services	3,881,058	3,265,453	7,146,511
Sea and air transport services	1,787,105	7,005,940	8,793,045
Transport-related services	2,555,324	4,431,276	6,986,600
Communications services	1,299,231	2,398,644	3,697,875
Other saleable services	45,215,650	95,487,934	140,703,584
Total	**166,662,707**	**218,576,544**	**385,239,251**

B.3 Distribution of exposure to customers by geographic area

EXPOSURES/ GEOGRAPHICAL AREAS	AMOUNTS AS AT 31.12.2007									
	ITALY		OTHER EUROPEAN COUNTRIES		AMERICA		ASIA		REST OF THE WORLD	
	GROSS EXPOSURE	NET EXPOSURE	GROSS EXPOSURE	NET EXPOSURE	GROSS EXPOSURE	NET EXPOSURE	GROSS EXPOSURE	NET EXPOSURE	GROSS EXPOSURE	NET EXPOSURE
A. Balance sheet exposures										
A.1 Non-performing loans	14,457,046	5,400,668	12,986,106	4,516,800	394,025	138,494	188,992	45,615	19,206	6,973
A.2 Doubtful loans	3,549,869	2,245,838	1,715,699	1,252,740	31,747	24,079	669,350	610,624	823	633
A.3 Restructured exposures	629,330	578,778	1,072,290	643,975	-	-	93	-	5,654	4,768
A.4 Past due exposures	1,358,479	1,195,223	474,967	452,048	17,217	17,196	56	49	26,900	25,450
A.5 Other exposures	284,210,274	282,879,816	363,697,675	362,433,083	17,106,034	17,055,850	8,509,236	8,494,571	4,726,954	4,715,561
TOTAL A	**304,204,998**	**292,300,323**	**379,946,737**	**369,298,646**	**17,549,023**	**17,235,619**	**9,367,727**	**9,150,859**	**4,779,537**	**4,753,385**
B. Off-balance sheet exposures										
B.1 Non performing loans	353,198	305,595	475,769	279,868	40,022	37,733	6,881	5,055	-	-
B.2 Doubtful loans	144,340	138,300	80,404	59,159	68	50	3,563	2,860	-	-
B.3 Other impaired assets	152,173	151,590	96,615	55,250	3	3	-	-	-	-
B.4 Other exposures	50,945,483	50,606,016	146,526,587	146,423,623	14,459,837	14,459,597	3,792,750	3,792,718	6,017,709	6,017,695
TOTAL B	**51,595,194**	**51,201,501**	**147,179,375**	**146,817,900**	**14,499,930**	**14,497,383**	**3,803,194**	**3,800,633**	**6,017,709**	**6,017,695**
TOTAL (A+B)	**355,800,192**	**343,501,824**	**527,126,112**	**516,116,546**	**32,048,953**	**31,733,002**	**13,170,921**	**12,951,492**	**10,797,246**	**10,771,080**
TOTAL 31.12.2006	**201,387,087**	**197,517,905**	**483,692,660**	**471,629,850**	**26,947,958**	**26,754,389**	**9,322,943**	**9,288,825**	**5,012,653**	**4,990,240**

B.4 Distribution of balance-sheet and off-balance sheet exposure to banks by geographic area (BV)

EXPOSURES/ GEOGRAPHICAL AREAS	AMOUNTS AS AT 31.12.2007									
	ITALY		OTHER EUROPEAN COUNTRIES		AMERICA		ASIA		REST OF THE WORLD	
	GROSS EXPOSURE	NET EXPOSURE	GROSS EXPOSURE	NET EXPOSURE	GROSS EXPOSURE	NET EXPOSURE	GROSS EXPOSURE	NET EXPOSURE	GROSS EXPOSURE	NET EXPOSURE
A. Balance sheet exposures										
A.1 Non-performing loans	1,833	917	55,044	11,543	69,288	-	1,165	6	43	-
A.2 Doubtful loans	-	-	4,044	1,317	4,945	4,945	-	-	16,643	14,909
A.3 Restructured exposures	-	-	-	-	-	-	-	-	-	-
A.4 Past due exposures	-	-	-	-	-	-	-	-	-	-
A.5 Other exposures	38,451,908	38,431,608	117,508,466	117,536,703	7,886,276	7,879,319	7,003,963	7,002,030	6,894,962	6,876,352
TOTAL A	**38,453,741**	**38,432,525**	**117,567,554**	**117,549,563**	**7,960,509**	**7,884,264**	**7,005,128**	**7,002,036**	**6,911,648**	**6,891,261**
B. Off-balance sheet exposures										
B.1 Non-performing loans	59,394	59,394	-	-	29,074	14,637	-	-	-	-
B.2 Doubtful loans	87	87	1,133	1,133	-	-	335	335	-	-
B.3 Other impaired assets	-	-	-	-	-	-	-	-	-	-
B.4 Other exposures	11,123,868	11,119,756	126,599,113	126,595,430	10,635,383	10,634,805	2,376,119	2,375,225	1,062,743	1,062,366
TOTAL B	**11,183,349**	**11,179,237**	**126,600,246**	**126,596,563**	**10,664,457**	**10,649,442**	**2,376,454**	**2,375,560**	**1,062,743**	**1,062,366**
TOTAL (A+B)	**49,637,090**	**49,611,762**	**244,167,800**	**244,146,126**	**18,624,966**	**18,533,706**	**9,381,582**	**9,377,596**	**7,974,391**	**7,953,627**
TOTAL 31.12.2006	**25,068,494**	**25,067,532**	**228,045,300**	**227,949,221**	**7,751,731**	**7,677,885**	**11,595,948**	**11,584,393**	**4,676,595**	**4,671,183**

B.5 Large exposures (according to supervisory regulations)

There are no large exposures to be reported.

Part E) Information on risks and related risk management policies (CONTINUED)

C. Securitisation and sale transactions

C.1 Securitisation

QUALITATIVE INFORMATION

The Group's main objectives in its securitisation transactions (whether traditional or synthetic) are the optimisation of the loan portfolio by freeing up regulatory/economic capital and obtaining fresh liquidity together with greater diversification of its sources of funding.

Analysis and realisation of securitisation transactions are carried out within the Parent in close cooperation with the Group entities involved and the Markets & Investment Banking Division. This process requires an economic feasibility study to assess the impact of transactions (according to their nature and aims), on regulatory and economic capital, on risk-adjusted profitability measures and on the level of Group's liquidity. If this initial phase produces a positive result, a technical and operational feasibility study is carried out to identify the assets to be securitised and design the structure of the transaction. Once technical feasibility has been established, the transaction is realised.

In 2007 the Group carried out seven transactions, of which four were traditional and three synthetic:

UniCredit Banca S.p.A. - Cordusio RMBS Securitisation – Serie 2007 (traditional)
Banca di Roma S.p.A. - Capital Mortgage 2007–1 (traditional)
Bipop Carire S.p.A. - BIPCA Cordusio RMBS (traditional)
Bayerische Hypo und Vereinsbank AG - Geldilux TS – 2007 (traditional) - Building Comfort 2007 (synthetic)
Bayerische Hypo und Vereinsbank AG (66%) and Bank Austria Creditanstalt AG (34%) - EuroConnect Issuer SME 2007 (synthetic)
Bayerische Hypo und Vereinsbank AG (45%), Bank Austria Creditanstalt AG (38%) and UniCredit Banca d'Impresa S.p.A. (17%) - EuroConnect Issuer LC 2007–1 (synthetic)

Details are given in the following charts, which also describe transactions carried out in previous accounting periods.

The Group is also an investor, sponsor and lead manager, mainly through its Markets and Investment Banking Division; when it has the lead-manager role it concentrates on deals where it is bookrunner, since in this case information on the transaction is more complete and accessible.

Risk monitoring and maximising profit on securitisation transactions is achieved by:
- analysing the monthly or quarterly investor reports produced by the Trustee, paying special attention to the performance of the collateral
- monitoring similar transactions' collateral performance and issues of similar paper
- watching the market fundamentals of the underlying credit and
- staying in constant contact with the investors and, where collateral is managed, with the managers and analysts of the Collateral Manager.

Furthermore each portfolio is assigned a VaR limit by Risk Management. This is monitored bearing in mind the correlations. The Group has spread curves for each rating and product (asset backed securities, mortgage backed securities, etc.) and uses them to calculate risk, in the same way as other instruments in its portfolio. The method used is in line with other sources of market risk, and enables us to estimate the possible effects of diversification and to aggregate the VaR with other sections of the trading portfolio.

ORIGINATOR UNICREDIT S.p.A. (ex CAPITALIA S.p.A., ex BANCA DI ROMA S.p.A.)	
STRATEGIES, PROCESSES AND GOALS:	The goal of the transactions was largely to finance non-performing loan portfolios, diversify sources of funding, improve asset quality and enhance the portfolio with management focused on recovery transactions.
INTERNAL MEASUREMENT AND RISK MONITORING SYSTEMS:	The securitization portfolio is monitored on an ongoing basis as a part of servicing activities and is recorded in quarterly reports with a breakdown of loan status and the trend of recoveries.
ORGANISATIONAL STRUCTURE AND SYSTEM FOR REPORTING TO SENIOR MANAGEMENT:	Reporting related to the monitoring of portfolio collections takes the form of a report to senior management and the board of directors.
HEDGING POLICIES:	Special purpose vehicles enter into IRS and interest rate cap contracts in order to hedge structure-related risk and risk due to the difference between the variable-rate return for the securities issued and the return anticipated from recoveries from the portfolio acquired.
OPERATING RESULTS:	At year-end 2007 profits from existing transactions largely reflected the impact of cash flows from collections for the original defaulting loan portfolio. To be specific, collections for the year totaled €249.04 million (€65.24 million for Trevi Finance, €103.01 million for Trevi 2 and €80.79 million for Trevi 3).

Transactions previous periods				
NAME:	**TREVI FINANCE**		**TREVI FINANCE 2**	
Type of securitisation:	Traditional		Traditional	
Originator:	Banca di Roma S.p.A		Banca di Roma SpA 89%, Mediocredito di Roma SpA 11%	
Issuer:	Trevi Finance SpA		Trevi Finance N. 2 SpA	
Servicer:	UniCredit S.p.A		UniCredit S.p.A	
Arranger:	Finanziaria Internazionale securitization Group S.p.a., PARIBAS		Finanziaria Internazionale securitization Group S.p.a., BNP Paribas Group, Banca di Roma SpA	
Target transaction:	Funding		Funding	
Type of asset:	ordinary loans – mortgage loans		ordinary loans – mortgage loans	
Closing date:	non performing	special purpose loan	non performing	special purpose loan
Quality of asset:	21/07/1999		20/04/2000	
Nominal Value of disposal portfolio:	2,689,000,000 €	94,000,000 €	2,425,000,000 €	98,000,000 €
Net amount of preexisting writedown/writebacks:	1,595,983,755 €	94,000,000 €	1,724,163,213 €	98,000,000 €
Disposal Profit & Loss realized:	-154,937,092 €	-	-203,376,774 €	0 €
Portfolio disposal price:	1,441,046,663 €	94,000,000 €	1,520,786,439 €	98,000,000 €
Guarantees issued by the Bank:	Redemption of mezzanine securities C1 and C2 in issue		Redemption of mezzanine securities in issue	
Guarantees issued by Third Parties:	-		ABN AMRO engagement for €250,000,000 to guarantee the line of credit	
Bank Lines of Credit:	€438,189,898 to the vehicle to support its liquidity		€ 380,000,000 to the vehicle to support its liquidity	
Third Parties Lines of Credit:	-		-	
Other Credit Enhancements:	-		-	
Other relevant information:	The principal amount of the D-class security underwritten by the Bank is guaranteed to maturity by zero coupon bonds issued by primary supranational and/or governmental institutions. The value of these collateral securities as at 31.12.2007 was €145,130,828.		The principal amount of the D-class security, fully acquired by Capitalia SpA (now UniCredit SpA) in the context of the partial non-proportional spin-off of MCC to Capitalia, is guaranteed up to its maturity by zero coupon bonds issued by primary supranational and/or governmental institutions. The value of these collateral securities as at 31.12.2007 was €152,051,721.	
Rating Agencies:	Moody's / Duff & Phelps / Fitch			
Amount of CDS or other supersenior risk transferred:	-		-	

Part E) Information on risks and related risk management policies (CONTINUED)

(ORIGINATOR UNICREDIT S.p.A. (ex CAPITALIA S.p.A., ex BANCA DI ROMA S.p.A.) - Transactions previous periods) continued

NAME:	TREVI FINANCE		TREVI FINANCE 2	
Amount and Conditions of tranching:				
- ISIN	XS0099839887	XS0099847633	XS0110624409	XS0110624151
- Type of security	Senior	Mezzanine	Senior	Senior
- Class	A	B	A	B
- Rating	-	Aaa/A-/AAA	-	-
- Where listed	Luxembourg	Luxembourg	Luxembourg	Luxembourg
- Issue date	21/07/1999	21/07/1999	20/04/2000	20/04/2000
- Legal maturity	16/08/2009	16/08/2009	16/08/2010	16/08/2010
- Call option	-	-	-	-
- Expected duration	-	From 6.05 to 9.59 years according to the scenario	-	-
- Rate	Euribor 6m + 140 b.p.	Euribor 6m + 240 b.p.	Euribor 6m + 110 b.p.	Euribor 6m + 210 b.p.
- Subordinated level	-	Sub A		Sub. A
- Nominal value issued	620,000,000 €	155,000,000 €	650,000,000 €	200,000,000 €
- Nominal value at the end of accounting period		21,799,200 € (redemption on 18/02/2008)		
- Security subscribers	Institutional Investors	Institutional Investors	Institutional Investors	Institutional Investors
- ISIN	XS0099850934	XS0099856899	XS0110774808	XS0110770483
- Type of security	Mezzanine	Mezzanine	Mezzanine	Junior
- Class	C1	C2	C	D
- Rating	n.r.	n.r.	n.r.	n.r.
- Where listed	Luxembourg	Luxembourg	Luxembourg	-
- Issue date	21/07/1999	21/07/1999	20/04/2000	20/04/2000
- Legal maturity	16/08/2009	16/08/2014	16/08/2015	16/08/2026
- Call option	-	-	-	-
- Expected duration	-	-	-	-
- Rate	Euribor 6m + 40 b.p.	zero coupon issued at 43% of the value at maturity (€490,000,000)	zero coupon issued at 35.5% of the value at maturity (€1,000,000,000)	3%
- Subordinated level	Sub. A,B	Sub. A,B	Sub. A,B	Sub. A,B,C
- Nominal value issued	206,500,000 €	210,700,000 €	355,000,000 €	414,378,178 €
- Nominal value at the end of accounting period	206,500,000 €	338,118,302 €	597,308,959 €	414,378,178 €
- Security subscribers	UniCredit S.p.a. (ex Capitalia S.p.A) and Capitalia Luxembourg SA	UniCredit S.p.a. (ex Capitalia S.p.A)	UniCredit SpA (ex Capitalia SpA)	UniCredit S.p.a. (ex Capitalia S.p.A)
- ISIN	IT0003364228			
- Type of security	Junior			
- Class	D			
- Rating	n.r.			
- Where listed	-			
- Issue date	21/07/1999			
- Legal maturity	16/08/2025			
- Call option	-			
- Expected duration	-			
- Rate	2,75%			
- Subordinated level	Sub. A,B,C1,C2			
- Nominal value issued	343,200,000 €			
- Nominal value at the end of accounting period	343,200,000 €			
- Security subscribers	UniCredit S.p.a. (ex Capitalia S.p.A)			

ORIGINATOR UNICREDIT S.p.A. (ex CAPITALIA S.p.A., ex BANCA DI ROMA S.p.A.)				
NAME:	**TREVI FINANCE 3**		**ENTASI**	
Type of securitisation:	Traditional		Traditional	
Originator:	Banca di Roma SpA 92,2%, Mediocredito Centrale SpA 5,2% Leasing Roma SpA 2,6%		Banca di Roma S.p.A	
Issuer:	Trevi Finance N. 3 Srl		Entasi Srl	
Servicer:	UniCredit S.p.A		UniCredit S.p.A	
Arranger:	Finanziaria Internazionale securitization Group S.p.a. ABN AMRO, MCC SpA		Capitalia S.p.A	
Target transaction:	Funding		Funding	
Type of asset:	ordinary loans – mortgage loans		Collateralised bond obligation	
Closing date:	non performing	special purpose loan	Trevi Finance 3 classes C1 and C2 securities	
Quality of asset:	25/05/2001		28/06/2001	
Nominal Value of disposal portfolio:	2,745,000,000 €	102,000,000 €	320,000,000 €	
Net amount of preexisting writedown/writebacks:	1,663,596,301 €	102,000,000 €	320,000,000 €	
Disposal Profit & Loss realized:	-247,996,663 €	-	-	
Portfolio disposal price:	1,415,599,638 €	102,000,000 €	320,000,000 €	
Guarantees issued by the Bank:	Redemption of mezzanine securities in issue		Commitment in case of events entitling to early redemption of securities in issue or to the repurchase of Trevi Finance 3 notes at a price sufficient to redeem Entasi securities. The same commitment applies if Trevi Finance 3 exercises the early redemption option of C1 securities.	
Guarantees issued by Third Parties:	ABN AMRO engagement for €275,000,000 to guarantee the line of credit		-	
Bank Lines of Credit:	€355,000,000 to the vehicle company in order to support its liquidity		-	
Third Parties Lines of Credit:	-		-	
Other Credit Enhancements:	-		-	
Other relevant information:	The principal amount of the D-class security underwritten by the Bank is guaranteed up to its maturity by zero coupon bonds issued by primary supranational and/or governmental institutions. The value of these collateral securities as at 31.12.2007 was € 151,224,496.17. The C1 and C2 classes were fully underwritten by the Bank and then restructured for their disposal. These securities were sold (for a nominal amount of €320 million) to Entasi Srl, which placed them in the market with institutional investors.		As at 31/12/2007 the portfolio of UniCredit S.p.A. (former Capitalia S.p.A.) includes ENTASI securities with a face value of €110,087,000.	
Rating Agencies:	Moody's / S&P / Fitch		Moody's	
Amount of CDS or other supersenior risk transferred:	-		-	
Amount and Conditions of tranching:			ENTASI Series 2001-1	ENTASI Series 2001-2
- ISIN	XS0130116568	XS0130117020	IT0003142996	IT0003143028
- Type of security	Senior	Senior	Senior	Senior
- Class	A	B	Serie 1	Serie 2
- Rating	Aaa/AAA/AAA	Aa1/A-/AA-	Aa2	Aa2
- Where listed	Luxembourg	Luxembourg	Luxembourg	Luxembourg
- Issue date	25/05/2001	25/05/2001	28/06/2001	28/06/2001
- Legal maturity	16/08/2011	16/08/2011	16/08/2016	16/08/2016
- Call option	Clean up call	Clean up call	-	-
- Expected duration	from 4,0 to 4,5 years according to the scenario	from 7,2 to 8,8 years according to the scenario	-	-

Part E) Information on risks and related risk management policies (Continued)

ORIGINATOR UNICREDIT S.p.A. (ex CAPITALIA S.p.A., ex BANCA DI ROMA S.p.A.) continued

NAME:	TREVI FINANCE 3		ENTASI	
- Rate	Euribor 6m + 95 b.p.	Euribor 6m + 210 b.p.	Eur 6m +80 b.p.	Eur 6m + 75b.p.
- Subordinated level		Sub. A	-	-
- Nominal value issued	600,000,000 €	150,000,000 €	160,000,000 €	160,000,000 €
- Nominal value at the end of accounting period	93,102,000 € (from 18/2/2008 42,096,000 €)	150,000,000 €	160,000,000 €	160,000,000 €
- Security subscribers	Institutional Investors	Institutional Investors	Institutional Investors	Institutional Investors
- ISIN	XS0130117459	XS0130117616		
- Type of security	Mezzanine	Mezzanine		
- Class	C1	C2		
- Rating	-	-		
- Where listed	Luxembourg	Luxembourg		
- Issue date	25/05/2001	25/05/2001		
- Legal maturity	16/08/2016	16/08/2016		
- Call option	Clean up call	-		
- Expected duration	-	-		
- Rate	zero coupon issued at 31,20% of the value at maturity (€512,821,000)	zero coupon issued at 32% of the value at maturity (€500,000,000)		
- Subordinated level	Sub. A, B	Sub. A, B		
- Nominal value issued	160,000,000 €	160,000,000 €		
- Nominal value at the end of accounting period	265,126,736 €	262,231,275 €		
- Security subscribers	See Other relevant information	See Other relevant information		
- ISIN	IT0003355911			
- Type of security	Junior			
- Class	D			
- Rating	n.r.			
- Where listed	-			
- Issue date	25/05/2001			
- Legal maturity	16/08/2026			
- Call option	-			
- Expected duration	-			
- Rate	2,75%			
- Subordinated level	Sub. A,B,C1,C2			
- Nominal value issued	448,166,000 €			
- Nominal value at the end of accounting period	448,166,000 €			
- Security subscribers	UniCredit SpA (ex Capitalia SpA)			

ORIGINATOR UNICREDIT S.p.A. (ex CAPITALIA S.p.A., ex BANCA DI ROMA S.p.A.)	
STRATEGIES, PROCESSES AND GOALS:	The goal of the transactions was largely to finance portfolios, diversify sources of funding and improve asset quality.
INTERNAL MEASUREMENT AND RISK MONITORING SYSTEMS:	The securitization portfolio is monitored on an ongoing basis by the servicing company and is recorded in quarterly reports with a breakdown of security status and the trend of repayments.
ORGANISATIONAL STRUCTURE AND SYSTEM FOR REPORTING TO SENIOR MANAGEMENT:	Reporting produced by servicing companies on the monitoring of portfolio collections is forwarded to senior management and the board of directors.
HEDGING POLICIES:	Special purpose vehicles enter into IRS contracts in order to hedge rate risk related to the structure of underlying securities.
OPERATING RESULTS:	The results achieved up to the present are broadly in line with expectations; payments received from the portfolio acquired ensured punctual and full payment to security holders and other parties to the transaction.

NAME:	CAESAR FINANCE		CAESAR FINANCE 2000	
Type of securitisation:	Traditional		Traditional	
Originator:	Banca di Roma S.p.A		Banca di Roma S.p.A	
Issuer:	Caesar Finance S.A.		Caesar Finance 2000 S.A.	
Servicer:	Bank of New York		Bank of New York	
Arranger:	Donaldson, Lufkin & Jenrette		Banca di Roma S.p.A - Donaldson, Lufkin & Jenrette - Mittel Capital Markets	
Target transaction:	Funding		Funding	
Type of asset:	Collateralised bond obligation		Collateralised bond obligation	
Closing date:	performing		performing	
Quality of asset:	5/11/1999		02/06/2000	
Nominal Value of disposal portfolio:	360,329,000 €		500,000,000 €	
Net amount of preexisting writedown/writebacks:	360,329,000 €		500,000,000 €	
Disposal Profit & Loss realized:	-		-	
Portfolio disposal price:	360,329,000 €		500,000,000 €	
Guarantees issued by the Bank:	-		-	
Guarantees issued by Third Parties:	-		-	
Bank Lines of Credit:	-		-	
Third Parties Lines of Credit:	-		-	
Other Credit Enhancements:	-		-	
Other relevant information:	-		-	
Rating Agencies:	Fitch / Moody's		-	
Amount of CDS or other supersenior risk transferred:	-		-	
Amount and Conditions of tranching:				
- ISIN	XS0103928452	XS0103929773	XS0112001762	XS0112001929
- Type of security	Senior	Junior	Senior	Mezzanine
- Class	A	B	A	B
- Rating	AAA/Aaa	n.r.	-	-
- Where listed	Luxembourg	Luxembourg	Luxembourg	Luxembourg
- Issue date	05/11/1999	05/11/1999	02/06/2000	02/06/2000
- Legal maturity	15/11/2018	15/11/2018	02/03/2010	02/03/2010
- Call option	-	-	Clean up call	Clean up call
- Expected duration	4,7	14		
- Rate	Euribor 3m + 43 b.p.	Euribor 3m + 25 b.p.	Euribor 3m 40 b.p.	Euribor 3m 85 b.p.

Part E) Information on risks and related risk management policies (CONTINUED)

ORIGINATOR UNICREDIT S.p.A. (ex CAPITALIA S.p.A., ex BANCA DI ROMA S.p.A.) continued

NAME:	CAESAR FINANCE		CAESAR FINANCE 2000	
- Subordinated level	-	Sub. A	-	Sub. B
- Nominal value issued	270,000,000 €	90,329,000 €	410,000,000 €	39,000,000 €
- Nominal value at the end of accounting period	17,266,500 € (redemption on 15/02/2008)	90,329,000 € (from 15/02/2008 € 84,694,277)	-	-
- Security subscribers	Institutional Investors	UniCredit SpA (ex Capitalia SpA)	Institutional Investors	Institutional Investors
- ISIN			XS0112002653	
- Type of security			Junior	
- Class			C	
- Rating			n.r.	
- Where listed			Luxembourg	
- Issue date			02/06/2000	
- Legal maturity			02/03/2010	
- Call option			Clean up call	
- Expected duration			-	
- Rate			Euribor 3m 150 b.p.	
- Subordinated level			Sub. A,B	
- Nominal value issued			51,000,000 €	
- Nominal value at the end of accounting period			51,000,000 €	
- Security subscribers			Institutional Investors	

ORIGINATOR UNICREDIT BANCA S.p.A.	
STRATEGIES, PROCESSES AND GOALS:	The main goals of Strategic Instructions are competitive rate funding and for big loans the development of long term loans, structured so as to free up capital for new investments. The main benefits are: - better matching of maturities; - diversification of funding sources; - freeing up capital under current rules; - widening of investor base with lower funding costs.
INTERNAL MEASUREMENT AND RISK MONITORING SYSTEMS:	All accounting and funding matters are monitored on an ongoing basis with regard to Servicer Activity of UniCredit Banca SpA with the help of other companies of Group (especially for collecting impaired loans UniCredit Gestione Crediti SpA,which is the Subsidiary Servicer under the specific contract).
ORGANISATIONAL STRUCTURE AND SYSTEM FOR REPORTING TO SENIOR MANAGEMENT:	UniCredit Banca SpA set up a Coordination Structure in its AccountsDepartment which organizes, with help of Specific staff, all accounting, funding and loans matters. It also draws up quarterly reports, under contracts with the SPV and transaction counterparties. The Board of UniCredit Banca SpA is provided with a report with a break down of recoveries and the status of loans.
HEDGING POLICIES:	The Special Purpose Vehicle bought an IRS as a fair value hedge and a Basis Swap as a cash flow hedge (and related back to back between Originator and Counterparty).
OPERATING RESULTS:	At end-2007 profits from existing securitisations were broadly in line with the cash flow estimates made on start-up and subsequent projections; they depend on the amount of defaults (these are very limited and insignificant) and prepayments occurring in the period.

New transaction 2007		
NAME:	**CORDUSIO RMBS SECURITISATION - SERIE 2007**	
Type of securitisation:	Traditional	
Originator:	UniCredit Banca S.p.A.	
Issuer:	Cordusio RMBS Securitisation S.r.l.	
Servicer:	UniCredit Banca S.p.A.	
Arranger:	Bayerische Hypo und Vereinsbank AG, London Branch	
Target transaction:	Capital Relief / Funding / mismatching maturity	
Type of asset:	Private Mortgage Loans	
Quality of asset:	performing	
Closing date:	24/05/2007	
Nominal Value of disposal portfolio:	3,908,102,838 €	
Net amount of preexisting writedown/writebacks:	3,908,102,838 €	
Disposal Profit & Loss realized:	-	
Portfolio disposal price:	3,908,102,838 €	
Guarantees issued by the Bank:	-	
Guarantees issued by Third Parties:	-	
Bank Lines of Credit:	-	
Third Parties Lines of Credit:	-	
Other Credit Enhancements:	UniCredit Banca SpA granted SPV a restricted loan of Euro 6,252,965 redeemed at the end of accounting period for 1.5 milion of euro.	
Other relevant information:	-	
Rating Agencies:	Fitch /Moody's / Standard & Poor's	
Amount of CDS or other supersenior risk transferred:	-	
Amount and Conditions of tranching:		
- ISIN	IT0004231210	IT0004231236
- Type of security	Senior	Senior
- Class	A1	A2
- Rating	AAA/Aaa/AAA	AAA/Aaa/AAA
- Where listed	Dublin	Dublin
- Issue date	24/05/2007	24/05/2007
- Legal maturity	31/12/2040	31/12/2040
- Call option	Clean - up Call	Clean - up Call
- Expected duration	1,71	6,75
- Rate	Euribor 3 M + 6 b.p.	Euribor 3 M + 13 b.p.
- Subordinated level	-	Sub A 1
- Nominal value issued	703,500,000 €	2,227,600,000 €
- Nominal value at the end of accounting period	703,500,000 €	2,227,600,000 €
- Security subscribers	Institutional Investors	Institutional Investors
- ISIN	IT0004231244	IT0004231285
- Type of security	Senior	Mezzanine
- Class	A3	B
- Rating	AAA/Aaa/AAA	AA/Aa1/AA
- Where listed	Dublin	Dublin
- Issue date	24/05/2007	24/05/2007
- Legal maturity	31/12/2040	31/12/2040
- Call option	Clean - up Call	Clean - up Call
- Expected duration	14,87	16,87
- Rate	Euribor 3 M + 18 b.p.	Euribor 3 M + 23 b.p.
- Subordinated level	Sub A 1,A 2	Sub A 1,A 2, A 3
- Nominal value issued	738,600,000 €	71,100,000 €
- Nominal value at the end of accounting period	738,600,000 €	71,100,000 €
- Security subscribers	Institutional Investors	Institutional Investors

Part E) Information on risks and related risk management policies (Continued)

(ORIGINATOR UNICREDIT BANCA S.p.A. - New transaction 2007) continued

NAME:	CORDUSIO RMBS SECURITISATION - SERIE 2007	
- ISIN	IT0004231293	IT0004231301
- Type of security	Mezzanine	Mezzanine
- Class	C	D
- Rating	A/A1/A	BBB/Baa2/BBB
- Where listed	Dublin	Dublin
- Issue date	24/05/2007	24/05/2007
- Legal maturity	31/12/2040	31/12/2040
- Call option	Clean - up Call	Clean - up Call
- Expected duration	16,87	16,87
- Rate	Euribor 3 M + 36 b.p.	Euribor 3 M + 70 b.p.
- Subordinated level	Sub A 1,A 2, A 3, B	Sub A 1,A 2, A 3, B, C
- Nominal value issued	43,800,000 €	102,000,000 €
- Nominal value at the end of accounting period	43,800,000 €	102,000,000 €
- Security subscribers	Institutional Investors	Institutional Investors
- ISIN	IT0004231319	IT0004231327
- Type of security	Mezzanine	Junior
- Class	E	F
- Rating	BB/Ba2/BB	n.r.
- Where listed	Dublin	n.q.
- Issue date	24/05/2007	24/05/2007
- Legal maturity	31/12/2040	31/12/2040
- Call option	Clean - up Call	Clean - up Call
- Expected duration	16,87	16,87
- Rate	Euribor 3 M + 250 b.p.	Euribor 3 M + 300 b.p.
- Subordinated level	Sub A 1,A 2, A 3, B, C, D	Sub A 1,A 2,A 3, B, C, D, E
- Nominal value issued	19,500,000 €	2,002,838 €
- Nominal value at the end of accounting period	19,500,000 €	2,002,838 €
- Security subscribers	Institutional Investors	UniCredit Banca S,p,A,
Distribution of securitised assets by area:		
Italy - Northwest	1,661,952,379 €	
- Northeast	936,878,859 €	
- Central	870,170,387 €	
- South and Islands	439,101,213 €	
Other European Countries - E.U. countries	-	
- not U.E. countries	-	
America	-	
Rest of the World	-	
TOTAL	**3,908,102,838 €**	
Distribution of securitised assets by business sector of the borrower:		
Governments	-	
other governments agencies	-	
Banks	-	
Finance Companies	-	
Insurance Companies	-	
Non-financial companies	-	
Other entities	3,908,102,838 €	
TOTAL	**3,908,102,838 €**	

ORIGINATOR UNICREDIT BANCA S.p.A.				
TRANSACTIONS PREVIOUS PERIODS				
NAME:	CORDUSIO RMBS SECURITISATION - SERIE 2006 (EX CORDUSIO RMBS 2)		CORDUSIO RMBS	
Type of securitisation:	Traditional		Traditional	
Originator:	UniCredit Banca S.p.A.		Unicredit Banca S.p.A.	
Issuer:	Cordusio RMBS Securitisation S.r.l. (ex Cordusio RMBS 2 S.r.l.)		Cordusio RMBS S.r.l.	
Servicer:	UniCredit Banca S.p.A.		UniCredit Banca S.p.A.	
Arranger:	UniCredit Banca Mobiliare S.p.A		Euro Capital Structures Ltd	
Target transaction:	Capital Relief / Funding / mismatching maturity		Capital Relief / Funding / mismatching maturity	
Type of asset:	Private Mortgage Loans		Private Mortgage Loans	
Quality of asset:	performing		performing	
Closing date:	10/07/2006		06/05/2005	
Nominal Value of disposal portfolio:	2,544,388,351 €		2,990,089,151 €	
Guarantees issued by the Bank:	-		-	
Guarantees issued by Third Parties:	-		-	
Bank Lines of Credit:	-		-	
Third Parties Lines of Credit:	-		-	
Other Credit Enhancements:	UniCredit Banca SpA has granted SPV a restricted loan of 6,361 milion euro completely redeemed.		UniCredit Banca SpA has granted a restricted loan of 6,127 milion euro completely redeemed.	
Other relevant information:	-		-	
Rating Agencies:	Fitch /Moody's / Standard & Poor's		Fitch /Moody's /Standard & Poor's	
Amount of CDS or other supersenior risk transferred:	-		-	
Amount and Conditions of tranching:				
- ISIN	IT0004087158	IT0004087174	IT0003844930	IT0003844948
- Type of security	Senior	Senior	Senior	Senior
- Class	A1	A2	A1	A2
- Rating	AAA/Aaa/AAA	AAA/Aaa/AAA	AAA/Aaa/AAA	AAA/Aaa/AAA
- Nominal value issued	500,000,000 €	1,892,000,000 €	750,000,000 €	2,060,000,000 €
- Nominal value at the end of accounting period	500,000,000 €	1,892,000,000 €	0 €	1,792,792,868 €
- ISIN	IT0004087182	IT0004087190	IT0003844955	IT0003844963
- Type of security	Mezzanine	Mezzanine	Mezzanine	Mezzanine
- Class	B	C	B	C
- Rating	AA /Aa1 / AA	BBB+ / Baa2 / BBB	AA/Aa1/AA+	BBB/Baa1/BBB
- Nominal value issued	45,700,000 €	96,000,000 €	52,000,000 €	119,200,000 €
- Nominal value at the end of accounting period	45,700,000 €	96,000,000 €	52,000,000 €	119,200,000 €
- ISIN	IT0004087216		IT0003844971	
- Type of security	Junior		Junior	
- Class	D		D	
- Rating	n,r,		nr	
- Nominal value issued	10,688,351 €		8,889,150 €	
- Nominal value at the end of accounting period	10,688,351 €		8,889,150 €	

Part E) Information on risks and related risk management policies (Continued)

ORIGINATOR UNICREDIT BANCA PER LA CASA S.p.A.	
STRATEGIES, PROCESSES AND GOALS:	The main goals of the Strategic Instructions are competitive rate funding and for large amounts the development of long term loans, with structured freeing up of capital for new investments. The main benefits are: - better matching of maturities; - diversification of funding sources; - freeing up capital under current rules; - widening of investor base with lower funding costs.
INTERNAL MEASUREMENT AND RISK MONITORING SYSTEMS:	All accounting matters and repayments are monitored on an ongoing basis as part of the Servicer Activity of UniCredit Banca per la Casa SpA with the help of other companies of Group (specially for collecting impared loans UniCredit Gestione Crediti SpA, and defaulting loans Ge.Mo division of UniCredit Banca Spa. Both oh them are Subsidiary Servicer provided for specific contract).
ORGANISATIONAL STRUCTURE AND SYSTEM FOR REPORTING TO SENIOR MANAGEMENT:	UniCredit Banca per la Casa SpA set up a Coordination Structure(Staff Securitisation) in its Accounts Department which manages, with help of Specific staff, all accounting matters, repayments and loans. It also draws up quarterly reports, as required by the agreements with the SPV and transaction counterparties. The Board of UniCredit Banca per la casa SpA is provided with a report with a break down of repayments and the status of loans
HEDGING POLICIES:	The Special Purpose Vehicle bought an IRS as a fair value hedge and a Basis Swap as a cash flow hedge (and related back to back between Originator and Counterparty).
OPERATING RESULTS:	At end-2007 profits from existing securitisations were broadly in line with the cash flow estimates made on start-up and subsequent projections; they depend on the amount of defaults (these are very limited and insignificant) and prepayments occurring in the period.

Transaction previous periods		
NAME:	CORDUSIO RMBS 3 - UBCASA 1 S.R.L.	
Type of securitisation:	Traditional	
Originator:	UniCredit Banca per la Casa S.p.A.	
Issuer:	Cordusio RMBS 3 - UBCasa 1 S.r.l.	
Servicer:	UniCredit Banca per la Casa S.p.A.	
Arranger:	UniCredit Banca Mobiliare S.p.A.	
Target transaction:	Capital Relief / Funding / mismatching maturity	
Type of asset:	Private Mortgage Loans	
Quality of asset:	performing	
Closing date:	20/11/2006	
Nominal Value of disposal portfolio:	2,495,969,425 €	
Guarantees issued by the Bank:	-	
Guarantees issued by Third Parties:	-	
Bank Lines of Credit:	-	
Third Parties Lines of Credit:	-	
Other Credit Enhancements:	Banca per la Casa S.p.A has granted SPV a restricted loan of 14,976 milion euro, At the end of accounting period the principal amount is of 10,476 milion euro.	
Other relevant information:	-	
Rating Agencies:	Fitch /Moody's / Standard & Poor's	
Amount of CDS or other supersenior risk transferred:	-	
Amount and Conditions of tranching:		
- ISIN	IT0004144884	IT0004144892
- Type of security	Senior	Senior
- Class	A1	A2
- Rating	AAA/Aaa/AAA	AAA/Aaa/AAA
- Nominal value issued	600,000,000 €	1,735,000,000 €
- Nominal value at the end of accounting period	600,000,000 €	1,735,000,000 €
- ISIN	IT0004144900	IT0004144934
- Type of security	Mezzanine	Mezzanine
- Class	B	C
- Rating	AA /Aa1 / AA	A+ / A1 /A+
- Nominal value issued	75,000,000 €	25,000,000 €
- Nominal value at the end of accounting period	75,000,000 €	25,000,000 €
- ISIN	IT0004144959	IT0004144967
- Type of security	Mezzanine	Junior
- Class	D	E
- Rating	BBB+ /Baa2 /BBB+	n,r,
- Nominal value issued	48,000,000 €	12,969,425 €
- Nominal value at the end of accounting period	48,000,000 €	12,969,425 €

Part E) Information on risks and related risk management policies (Continued)

ORIGINATOR LOCAT S.p.A.	
STRATEGIES, PROCESSES AND GOALS:	The main reasons for these transactions are: improved asset allocation, diversification of funding sources and improved Regulatory Ratios.
INTERNAL MEASUREMENT AND RISK MONITORING SYSTEMS:	Each portfolio is monitored on an ongoing basis and is described in monthly and quarterly reports (required by the agreements) with a break down of loans by status and the trend of repayments.
ORGANISATIONAL STRUCTURE AND SYSTEM FOR REPORTING TO SENIOR MANAGEMENT:	Locat set up a Coordination Structure in the Accounts Department. The Board of Locat is provided with a report with a break down of repayments and the status of loans.
HEDGING POLICIES:	The Special Purpose Vehicle bought an IRS as a fair value hedge and a Basis Swap as a Cash flow hedge (and related back to back between Originator and Counterparty).
OPERATING RESULTS:	The results achieved up to the present are broadly in line with expectations; payments received from the portfolio ensured punctual and full payment to security holders and other parties to the transaction.

Transactions previous periods

NAME:	LOCAT SV - SERIE 2006		LOCAT SV - SERIE 2005 (EX LOCAT SECURITISATION VEHICLE 3)		LOCAT SECURITISATION VEHICLE 2 S.R.L.	
Type of securitisation:	Traditional		Traditional		Traditional	
Originator:	Locat S.p.A.		Locat S.p.A.		Locat S.p.A.	
Issuer:	Locat SV S.r.l.		Locat SV S.r.l. (ex Locat Securitisation Vehicle 3 S.r.l.)		Locat Securitisation Vehicle 2 S.r.l.	
Servicer:	Locat S.p.A.		Locat S.p.A.		Locat S.p.A.	
Arranger:	UniCredit Banca Mobiliare S.p.A		UniCredit Banca Mobiliare S.p.A		UniCredit Banca Mobiliare S.p.A	
Target transaction:	Capital Relief / Funding		Capital Relief / Funding		Capital Relief / Funding	
Type of asset:	Leasing loans bearing car, capital goods and real estate.		Leasing loans bearing car, capital goods and real estate.		Leasing loans bearing car, capital goods and real estate.	
Quality of asset:	performing		performing		performing	
Closing date:	14/11/2006		14/10/2005		29/09/2004	
Nominal Value of disposal portfolio:	1,972,909,866 €		2,000,000,136 €		2,525,254,058 €	
Guarantees issued by the Bank:	-		-		-	
Guarantees issued by Third Parties:	-		-		-	
Bank Lines of Credit:	-		-		-	
Third Parties Lines of Credit:	-		-		-	
Other Credit Enhancements:	-		-		-	
Other relevant information:	Revolving		Revolving		Revolving	
Rating Agencies:	Standard & Poor's / Moody's		Standard & Poor's / Moody's		Standard & Poor's / Moody's	
Amount of CDS or other supersenior risk transferred:	-		-		-	
Amount and Conditions of tranching:	-		-		-	
- ISIN	IT0004153661	IT0004153679	IT0003951107	IT0003951115	IT0003733083	IT0003733091
- Type of security	Senior	Senior	Senior	Senior	Senior	Mezzanine
- Class	A1	A2	A1	A2	A	B
- Rating	AAA/Aaa	AAA/Aaa	AAA/Aaa	AAA/Aaa	AAA/Aaa	A/A2
- Nominal value issued	€ 400,000,000	€ 1,348,000,000	€ 451,000,000	€ 1,349,000,000	€ 2,374,000,000	€ 126,000,000
- Nominal value at the end of accounting period	€ 400,000,000	€ 1,348,000,000	€ 73,676,037	€ 1,349,000,000	€ 1,363,509,274	€ 126,000,000

(ORIGINATOR LOCAT S.p.A. - Transactions previous periods) continued

NAME:	LOCAT SV - SERIE 2006		LOCAT SV - SERIE 2005 (EX LOCAT SECURITISATION VEHICLE 3)		LOCAT SECURITISATION VEHICLE 2 S.R.L.
- ISIN	IT0004153687	IT0004153695	IT0003951123	IT0003951131	-
- Type of security	Mezzanine	Mezzanine	Mezzanine	Mezzanine	D.P.P.
- Class	B	C	B	C	-
- Rating	A/A2	BBB/Baa2	A/A2	BBB/Baa2	-
- Nominal value issued	€ 152,000,000	€ 64,000,000	€ 160,000,000	€ 33,000,000	€ 25,254,058
- Nominal value at the end of accounting period	€ 152,000,000	€ 64,000,000	€ 160,000,000	€ 33,000,000	€ 26,091,248
- ISIN	IT0004153885		IT0003951149		
- Type of security	Junior		Junior		
- Class	D		D		
- Rating	n.r.		-		
- Nominal value issued	€ 8,909,866		€ 7,000,136		
- Nominal value at the end of accounting period	€ 8,909,866		€ 7,000,136		

ORIGINATOR UNICREDIT BANCA D'IMPRESA S.p.A.		
STRATEGIES, PROCESSES AND GOALS:	The main goals of these transactions are: better asset allocation, diversification of funding sources and better Regulatory Ratios.	The main goals are: - better Quality of Assets (with disposal of non-performing loans); - improved repayment record and capital allocation; development of the UniCredit Gestione Crediti SpA role as servicer of non performing loans.
INTERNAL MEASUREMENT AND RISK MONITORING SYSTEMS:	Each portfolio is monitored on an ongoing basis and is recorded in the form of quarterly reports (required under the agreements) with break down of loan status and trend of repayments.	Asset portfolio is monitored on an ongoing basis with a quarterly report to Servicer, with a break down of status and repayments of loans.
ORGANISATIONAL STRUCTURE AND SYSTEM FOR REPORTING TO SENIOR MANAGEMENT:	The Board of the Bank is provided with a report with a break down of collections and the status of loans.	Repayments of loans are monitored with reports to Servicer's Board which sends these to the Board of UBI.
HEDGING POLICIES:	The Consortium of these transactions guarantees the capital amount related to junior securities. Special Purpose Vehicle buys a Basis Swap as a Cash Flow Hedge.	SPV buys an Interest Rate Cap (strike 5%), to hedge rate risk on A, B, C and D class securities.
OPERATING RESULTS:	At end-2007 profits from existing securitisations (on the original performing loan portfolio) were broadly in line with the trend of similar Bank portfolios, both in term of defaults and prepayments occurring in the period.	At end-2007 profits from existing securitisations (on the original defaulting loan portfolio) the effect of the cash flow from repayments which continue to be above original business plan estimates overall.

Part E) Information on risks and related risk management policies (Continued)

Transactions previous periods						
NAME:	PMI DUE		PMI UNO		QUERCIA FUNDING	
Type of securitisation:	Traditional		Traditional		Traditional	
Originator:	UniCredit Banca d'Impresa S.p.A.		UniCredit Banca d'Impresa S.p.A.		UniCredit SpA (ex Cariverona SpA) and UGC Banca SpA (ex Mediovenezie SpA)	
Issuer:	PMI Due Finance S.r.L.		PMI Uno Finance S.r.L.		Quercia Funding S.r.l.	
Servicer:	UGC Banca S.p.A.		UGC Banca S.p.A.		UGC Banca S.p.A.	
Arranger:	Euro Capital Structure Ltd Dublin, UniCredit Banca Mobiliare S.p.A.		Euro Capital Structure Ltd Dublin, UniCredit Banca Mobiliare S.p.A.		Euro Capital Structure Ltd Dublin, Lehman Brothers International (Europe)	
Target transaction:	Capital Relief / Funding / mismatching maturity		Capital Relief / Funding / mismatching maturity		Capital Relief	
Type of asset:	Medium-term mortgage loans with Eurofidi Consortium guarantee		Medium-term mortgage loans with Neafidi and Confidi guarantee		Mortgage and unsecured loans	
Quality of asset:	performing		performing		non performing	
Closing date:	16/12/2004		15/04/2004		14/12/2001	
Nominal Value of disposal portfolio:	307,305,000 €		231,827,000 €		253,282,272 €	
Guarantees issued by the Bank:	-		-		-	
Guarantees issued by Third Parties:	3,5 % Eurofidi Consortium		3% Neafidi and Confidi Consortium		-	
Bank Lines of Credit:	-		-		-	
Third Parties Lines of Credit:	-		-		-	
Other Credit Enhancements:	-		-		-	
Other relevant information:	-		-		Junior tranche sold on 14/03/2007 to Institutional Investor	
Rating Agencies:	Fitch /Moody's / Standard & Poor's		Fitch Rating Ltd/Moody's		Fitch Rating Ltd / Standard & Poor's	
Amount of CDS or other supersenior risk transferred:	-		-		-	
Amount and Conditions of tranching:						
- ISIN	IT0003766109	IT0003766117	IT0003653414	IT0003653422	XS0139937188	XS0140094003
- Type of security	Senior	Mezzanine	Senior	Mezzanine	Senior	Senior
- Class	A	B	A	B	A	B
- Rating	AAA/Aaa/AAA	AA/Aa2/AA	AAA/Aaa	AA/Aa2	AAA/AAA	A/A
- Nominal value issued	271,000,000 €	7,000,000 €	198,900,000 €	10,700,000 €	111,700,000 €	39,500,000 €
- Nominal value at the end of accounting period	90,110,832 €	7,000,000 €	26,794,505 €	10,700,000 €	-	-
- ISIN	IT0003766125	IT0003766133	IT0003653430	IT0003653463	XS0140095158	XS0140095406
- Type of security	Mezzanine	Mezzanine	Mezzanine	Mezzanine	Mezzanine	Mezzanine
- Class	C	D	C	D	C	D
- Rating	BBB/Baa2/BBB	BB/Ba3/BB	BBB/Baa2	BB/Ba3	AA/AAA	A/AAA
- Nominal value issued	11,400,000 €	6,200,000 €	8,300,000 €	4,900,000 €	26,000,000 €	19,400,000 €
- Nominal value at the end of accounting period	11,400,000 €	6,200,000 €	8,300,000 €	4,900,000 €	-	-
- ISIN	IT0003766141		IT0003653471		IT0003382451	
- Type of security	Junior		Junior		Junior	
- Class	E		E		E	
- Rating	-		-		-	
- Nominal value issued	11,705,000 €		9,027,000 €		20,752,372 €	
- Nominal value at the end of accounting period	11,705,000 €		9,027,000 €		1,037,618 €	

ORIGINATOR BANCA DI ROMA S.p.A.	
STRATEGIES, PROCESSES AND GOALS:	The main goals of the transaction can be summarized as follows: - funding of existing portfolio to finance new medium-term loans and mortgages; - diversification and streamlining of sources of funding.
INTERNAL MEASUREMENT AND RISK MONITORING SYSTEMS:	All accounting matters and repayments are monitored on an ongoing basis as a part of the servicer activity of the bank, which also uses sophisticated computer-based tools for loan management in order to improve asset quality.
ORGANISATIONAL STRUCTURE AND SYSTEM FOR REPORTING TO SENIOR MANAGEMENT:	The bank established a special unit in the loan area to monitor and control risk with the aim of overseeing all securitized loans on an ongoing basis in order to manage and contain potential problems. Periodic reporting to senior management is planned with an indication of the performance of the transaction and collections.
HEDGING POLICIES:	The Special Purpose Vehicle bought an IRS as a fair value hedge and a Basis Swap as a cash flow hedge (and related back to back between Originator and counterparty), with the exchange of the base rate and a guaranteed spread.
OPERATING RESULTS:	Year-end profits largely reflect the trends of similar portfolios at the bank in terms of defaults and prepayments.

New transaction 2007		
NAME:	**CAPITAL MORTGAGE 2007 - 1**	
Type of securitisation:	Traditional	
Originator:	Banca di Roma SpA	
Issuer:	Capital Mortgage Srl	
Servicer:	Banca di Roma SpA	
Arranger:	UniCredit SpA	
Target transaction:	Funding	
Type of asset:	Private Mortgage Loans	
Quality of asset:	performing	
Closing date:	16/05/2007	
Nominal Value of disposal portfolio:	2,183,087,875 €	
Net amount of preexisting writedown/writebacks:	2,183,087,875 €	
Disposal Profit & Loss realized:	-	
Portfolio disposal price:	2,183,087,875 €	
Guarantees issued by the Bank:	-	
Guarantees issued by Third Parties:	-	
Bank Lines of Credit:	-	
Third Parties Lines of Credit:	-	
Other Credit Enhancements:	Banca di Roma SpA granted the SPV a subordinated loan of €37.2 million (as Equity).	
Other relevant information:	Controls after the closing date discovered that credit items with a face value of €296.3 million were not fully eligible under the criteria set by Rating Agencies. The transaction amount was reduced from € 2,479.4 million to € 2,183.1 million.	
Rating Agencies:	S & P / Moody's / Fitch	
Amount of CDS or other supersenior risk transferred:	-	
Amount and Conditions of tranching:		
- ISIN	IT0004222532	IT0004222540
- Type of security	Senior	Senior
- Class	A1	A 2
- Rating	AAA/Aaa/AAA	AAA/Aaa/AAA
- Where listed	Luxembourg	Luxembourg

Part E) Information on risks and related risk management policies (Continued)

(ORIGINATOR BANCA DI ROMA S.p.A. - New transaction 2007) continued

NAME:	CAPITAL MORTGAGE 2007 - 1	
- Issue date	16/05/2007	16/05/2007
- Legal maturity	02/01/2047	02/01/2047
- Call option	Clean up call	Clan up call
- Expected duration	20,0	20,0
- Rate	Euribor 3m + 13 b.p.	Euribor 3m + 19 b.p.
- Subordinated level		Sub. A1
- Nominal value issued	1,736,000,000 €	644,000,000 €
- Nominal value at the end of accounting period	1,736,000,000 €	644,000,000 €
- Security subscribers	Institutional Investors	Institutional Investors
- ISIN	IT0004222557	IT0004222565
- Type of security	Mezzanine	Mezzanine
- Class	B	C
- Rating	AA/Aa2/AA	BBB/A3/BBB
- Where listed	Luxembourg	Luxembourg
- Issue date	16/05/2007	16/05/2007
- Legal maturity	02/01/2047	02/01/2047
- Call option	Clean up call	Clan up call
- Expected duration	20,0	20,0
- Rate	Euribor 3m + 22 b.p.	Euribor 3m + 52 b.p.
- Subordinated level	Sub. A1, A2	Sub. A1, A2, B
- Nominal value issued	74,000,000 €	25,350,000 €
- Nominal value at the end of accounting period	74,000,000 €	25,350,000 €
- Security subscribers	Institutional Investors	Banca di Roma SpA
Distribution of securitised assets by area:		
Italy - Northwest	841,828,410 €	
- Northeast	119,750,370 €	
- Central	903,290,760 €	
- South and Islands	318,218,335 €	
Other European Countries - E.U. countries	-	
- not U.E. countries	-	
America	-	
Rest of the World	-	
TOTAL	**2,183,087,875 €**	

Distribution of securitised assets by business sector of the borrower:	
Governments	-
other governments agencies	-
Banks	-
Finance Companies	-
Insurance Companies	-
Non-financial companies	-
Other entities	2,183,087,875 €
TOTAL	**2,183,087,875 €**

ORIGINATOR BIPOP-CARIRE S.p.A.	
STRATEGIES, PROCESSES AND GOALS:	The goal of the transaction is a part of the Group's broader strategy whose goals include competitive rate funding (and for large amounts) the development of "performing" medium- and long-term loan portfolios, with structured freeing up of capital for new investments.
INTERNAL MEASUREMENT AND RISK MONITORING SYSTEMS:	All accounting matters and repayments are monitored on an ongoing basis as part of the Servicer Activity of Bipop-Carire SpA.
ORGANISATIONAL STRUCTURE AND SYSTEM FOR REPORTING TO SENIOR MANAGEMENT:	The Accounting and Accounts Area provides coordination and periodic communications to the board of directors on developments in the transaction.
HEDGING POLICIES:	The Special Purpose Vehicle bought an IRS as a fair value hedge and a Basis Swap as a cash flow hedge (and related back to back between Originator and counterparty), with the exchange of the base rate and a guaranteed spread.
OPERATING RESULTS:	Since the transaction was completed on December 19, 2007, there are no profits to report.

New transaction 2007		
NAME:	BIPCA CORDUSIO RMBS	
Type of securitisation:	Traditional	
Originator:	Bipop - Carire SpA	
Issuer:	Capital Mortgage Srl	
Servicer:	Bipop - Carire SpA	
Arranger:	Bipop - Carire SpA	
Target transaction:	Funding	
Type of asset:	Private Mortgage Loans	
Quality of asset:	performing	
Closing date:	19/12/2007	
Nominal Value of disposal portfolio:	951,664,009 €	
Net amount of preexisting writedown/writebacks:	951,664,009 €	
Disposal Profit & Loss realized:	-	
Portfolio disposal price:	951,664,009 €	
Guarantees issued by the Bank:	-	
Guarantees issued by Third Parties:	-	
Bank Lines of Credit:	-	
Third Parties Lines of Credit:	-	
Other Credit Enhancements:	Bipop-Carire Spa granted the SPV a subordinated loan of €9,514,000	
Other relevant information:	-	
Rating Agencies:	S & P / Moody's	
Amount of CDS or other supersenior risk transferred:	-	
Amount and Conditions of tranching:		
- ISIN	IT0004302730	IT0004302748
- Type of security	Senior	Senior
- Class	A1	A 2
- Rating	AAA-Aaa	AAA-Aaa
- Where listed	Luxembourg	Luxembourg
- Issue date	19/12/2007	19/12/2007
- Legal maturity	02/06/2047	02/06/2047
- Call option	Clean up call	Clan up call

Part E) Information on risks and related risk management policies (Continued)

(ORIGINATOR BIPOP-CARIRE S.p.A. - New transaction 2007) continued

NAME:	BIPCA CORDUSIO RMBS	
- Expected duration	6,60	13,79
- Rate	Euribor 3m + 50 b.p.	Euribor 3m + 70 b.p.
- Subordinated level		Sub. A1
- Nominal value issued	666,300,000 €	185,500,000 €
- Nominal value at the end of accounting period	666,300,000 €	185,500,000 €
- Security subscribers	UniCredit SpA	UniCredit SpA
- ISIN	IT0004302755	IT0004302763
- Type of security	Mezzanine	Mezzanine
- Class	B	C
- Rating	AA/Aa3	A/A2
- Where listed	Luxembourg	Luxembourg
- Issue date	19/12/2007	19/12/2007
- Legal maturity	02/06/2047	02/06/2047
- Call option	Clean up call	Clean up call
- Expected duration	13,79	13,79
- Rate	Euribor 3m + 90 b.p.	Euribor 3m + 135 b.p.
- Subordinated level	Sub. A1, A2,	Sub. A1, A2, B
- Nominal value issued	61,800,000 €	14,300,000 €
- Nominal value at the end of accounting period	61,800,000 €	14,300,000 €
- Security subscribers	Bipop - Carire SpA	Bipop - Carire SpA
- ISIN	IT0004302797	IT0004302854
- Type of security	Mezzanine	Mezzanine
- Class	D	E
- Rating	BBB/Baa1	BB/BAA2
- Where listed	Luxembourg	Luxembourg
- Issue date	19/12/2007	19/12/2007
- Legal maturity	02/06/2047	02/06/2047
- Call option	Clean up call	Clan up call
- Expected duration	13.79	13.79
- Rate	Euribor 3m + 270 b.p.	Euribor 3m + 450 b.p.
- Subordinated level	Sub. A1, A2, B, C	Sub. A1, A2, B, C, D
- Nominal value issued	18,000,000 €	5,500,000 €
- Nominal value at the end of accounting period	18,000,000 €	5,500,000 €
- Security subscribers	Bipop - Carire SpA	Bipop - Carire SpA
- ISIN	IT0004302912	
- Type of security	Junior	
- Class	F	
- Rating	n.r.	
- Where listed	-	
- Issue date	19/12/2007	
- Legal maturity	02/06/2047	
- Call option	Clean up call	
- Expected duration	13,79	
- Rate	Euribor 3m + 500 b.p.	
- Subordinated level	Sub. A1, A2, B, C, D	
- Nominal value issued	250,000 €	
- Nominal value at the end of accounting period	250,000 €	
- Security subscribers	Bipop - Carire SpA	

(ORIGINATOR BIPOP-CARIRE S.p.A. - New transaction 2007) continued

NAME:	BIPCA CORDUSIO RMBS
Distribution of securitised assets by area:	
Italy - Northwest	576,465,723 €
- Northeast	328,532,166 €
- Central	44,308,693 €
- South and Islands	2,357,427 €
Other European Countries - E.U. countries	-
- not U.E. countries	-
America	-
Rest of the World	-
TOTAL	**951,664,009 €**
Distribution of securitised assets by business sector of the borrower:	
Governments	-
other governments agencies	-
Banks	-
Finance Companies	-
Insurance Companies	-
Non-financial companies	-
Other entities	951,664,009 €
TOTAL	**951,664,009 €**

Part E) Information on risks and related risk management policies (Continued)

ORIGINATOR BIPOP-CARIRE S.p.A. – FINECOBANK S.p.A.		
TRANSACTIONS PREVIOUS PERIODS		
NAME:	GARDA SECURITISATION SERIE 2001-1	
Type of securitisation:	Traditional	
Originator:	Bipop Carire SpA (68,38%) and FinecoBank SpA (31,62%)	
Issuer:	Garda Securitisation S.r.l	
Servicer:	Bipop Carire SpA (68,38%) and FinecoBank SpA (31,62%)	
Arranger:	Dresdner Kleinwort-Fineco Merchant	
Target transaction:	Capital Relief	
Type of asset:	Private Mortgage Loans	
Quality of asset:	performing	
Closing date:	18/07/2001	
	Bipop Carire SpA (68,38%)	FinecoBank SpA (31,62%)
Nominal Value of disposal portfolio:	488,077,995 €	225,685,610 €
Net amount of preexisting writedown/writebacks:	488,077,995 €	225,685,610 €
Disposal Profit & Loss realized:	23,879,119 €	35,961,867 €
Portfolio disposal price:	511,957,114 €	261,647,477 €
Guarantees issued by the Bank:	-	
Guarantees issued by Third Parties:	-	
Bank Lines of Credit:	Bipop Carire SpA for 15,000,000 €	
Third Parties Lines of Credit:	-	
Other Credit Enhancements:	-	
Other relevant information:	Revolving	
Rating Agencies:	S & P / Moody's	
Amount of CDS or other supersenior risk transferred:	-	
Amount and Conditions of tranching:		
- ISIN	IT0003148050	IT0003148068
- Type of security	Senior	Mezzanine
- Class	A	B
- Rating	AAA / Aaa	A / A2
- Where listed	Lussemburgo	Lussemburgo
- Issue date	18/07/2001	18/07/2001
- Legal maturity	05/11/2032	05/11/2032
- Call option	05/05/2008	05/05/2008
- Expected duration	6,80	6,80
- Rate	Euribor 3 m + 29 b.p.	Euribor 3 m + 72 b.p.
- Subordinated level	-	Sub. A
- Nominal value issued	670,000,000 €	30,000,000 €
- Nominal value at the end of accounting period	670,000,000 €	30,000,000 €
- Security subscribers	Institutional Investors	Institutional Investors
- ISIN	IT0003149363	
- Type of security	Junior	
- Class	C	
- Rating	unrated	
- Where listed	not listed	
- Issue date	18/07/2001	
- Legal maturity	05/11/2032	
- Call option	05/05/2008	
- Expected duration	6,80	
- Rate	Euribor 3 m+ 20 b.p. + additional interest 100 b.p.	
- Subordinated level	Sub A,B	
- Nominal value issued	76,669,000 €	
- Nominal value at the end of accounting period	76,669,000 €	
- Security subscribers	Bipop Carire SpA (50%) and FinecoBank SpA (50%)	

ORIGINATOR FINECOBANK S.p.A.	
STRATEGIES, PROCESSES AND GOALS:	The main goals of these transactions are: better asset allocation, diversification of funding sources and better Regulatory Ratios.
INTERNAL MEASUREMENT AND RISK MONITORING SYSTEMS:	Each portfolio is monitored on an ongoing basis and is described in quarterly reports (required by the agreements) with a breakdown of loans by status and the trend of repayments, as well as an ad hoc analysis of details of significant aspects of the transactions.
ORGANISATIONAL STRUCTURE AND SYSTEM FOR REPORTING TO SENIOR MANAGEMENT:	The bank established an organizational process to oversee transaction monitoring, the preparation of periodic (quarterly) reports and an accurate, semi-annual update to be provided to senior management. The board of directors receives (quarterly) reports as required by laws on securitization.
HEDGING POLICIES:	Each Special Purpose Vehicle enters into contracts to hedge portfolios (and related back to back between originator and counterparty).
OPERATING RESULTS:	At year-end 2007 profits from existing securitisations were broadly in line with the cash flow estimates made on start-up and subsequent projections; they depend on the amount of defaults, prepayments and renegotiations occurring in the period.

Transactions previous periods		
NAME:	F-E MORTGAGES 2005	F-E MORTGAGES SERIES 1-2003
Type of securitisation:	Traditional	Traditional
Originator:	FinecoBank SpA	FinecoBank SpA
Issuer:	F-E Mortgages Srl	F-E Mortgages Srl
Servicer:	FinecoBank SpA	FinecoBank SpA
Arranger:	Capitalia S.p.A.	Capitalia S.p.A.
Target transaction:	Capital Relief	Capital Relief
Type of asset:	Private Mortgage Loans	Private Mortgage Loans
Quality of asset:	performing	performing
Closing date:	08/04/2005	28/11/2003
Nominal Value of disposal portfolio:	1,028,683,779 €	748,630,649 €
Net amount of preexisting writedown/writebacks:	1,028,683,779 €	748,630,649 €
Disposal Profit & Loss realized:	-	-
Portfolio disposal price:	1,028,683,779 €	748,630,649 €
Guarantees issued by the Bank:	-	-
Guarantees issued by Third Parties:	-	-
Bank Lines of Credit:	-	FinecoBank for 20.000.000 € (jointly with ABN AMRO)
Third Parties Lines of Credit:	-	-
Other Credit Enhancements:	FinecoBank SpA granted SPV a subordinated loan of €15.43 million (as Equity).	-
Other relevant information:	-	-
Rating Agencies:	S & P / Moody's / Fitch	S & P / Moody's / Fitch
Amount of CDS or other supersenior risk transferred:	-	-

Part E) Information on risks and related risk management policies (Continued)

(ORIGINATOR FINECOBANK S.p.A. - Transactions previous periods) continued

NAME:	F-E MORTGAGES 2005		F-E MORTGAGES SERIES 1-2003	
Amount and Conditions of tranching:				
- ISIN	IT0003830418	IT0003830426	IT0003575039	IT0003575070
- Type of security	Senior	Mezzanine	Senior	Mezzanine
- Class	A	B	A	B
- Rating	AAA / Aaa /AAA	AA+/A1/A	AAA / Aaa /AAA	AA- / A1/ A
- Where listed	Luxembourg	Luxembourg	Luxembourg	Luxembourg
- Issue date	08/04/2005	08/04/2005	28/11/2003	28/11/2003
- Legal maturity	30/10/2043	30/10/2043	15/12/2043	15/12/2043
- Call option	Clean up call	Clean up call	Clean up call	Clean up call
- Expected duration	8,37	14,65	8	12,8
- Rate	Eur 3 m + 10 b.p.	Eur 3 m + 25 b.p.	Euribor 3 m + 33 b. p.	Euribor 3 m+ 100 b.p.
- Subordinated level	-	Sub A	-	Sub A
- Nominal value issued	951,600,000 €	41,100,000 €	682,000,000 €	48,000,000 €
- Nominal value at the end of accounting period	692,408,521 €	41,100,000 €	422,853,476 €	48,000,000 €
- Security subscribers	Institutional Investors	Institutional Investors	Institutional Investors	Institutional Investors
- ISIN	IT0003830434		IT0003575088	IT0003575096
- Type of security	Mezzanine		Mezzanine	Junior
- Class	C		C	D
- Rating	BBB / Baa2 /BBB		BBB+ /Baa2 / BBB	unrated
- Where listed	Luxembourg		Luxembourg	not listed
- Issue date	08/04/2005		28/11/2003	28/11/2003
- Legal maturity	30/10/2043		15/12/2043	15/12/2043
- Call option	Clean up call		Clean up call	Clean up call
- Expected duration	14,65		12,8	12,8
- Rate	Eur 3 m + 70 b.p.		Euribor 3 m+ 150 b.p.	Euribor 3 m + 100 b.p.
- Subordinated level	Sub A,B		Sub A,B	Sub A,B,C
- Nominal value issued	36,000,000 €		11,000,000 €	7,630,000 €
- Nominal value at the end of accounting period	36,000,000 €		11,000,000 €	7,630,000 €
- Security subscribers	Institutional Investors		Institutional Investors	Fineco Bank SpA

ORIGINATOR FINECOBANK S.p.A.			
NAME:	F-E PERSONAL LOANS 2003-1	HELICONUS	VELITES
Type of securitisation:	Traditional	Traditional	Traditional
Originator:	FinecoBank SpA	FinecoBank SpA	FinecoBank SpA
Issuer:	F-E Personal Loans 2003-1	Heliconus S.r.l	Velites S.r.l
Servicer:	FinecoBank SpA	FinecoBank SpA	FinecoBank SpA
Arranger:	Capitalia S.p.A.	Capitalia S.p.A.	Dresdner Kleinwort-Fineco Merchant
Target transaction:	Capital Relief	Capital Relief	Capital Relief
Type of asset:	Loans guaranteed by salary	Private Mortgage Loans	Private Mortgage Loans
Quality of asset:	performing	Performing	performing
Closing date:	16/06/2003	08/11/2002	27/03/2002
Nominal Value of disposal portfolio:	446,610,343 €	408,790,215 €	296,384,930 €
Net amount of preexisting writedown/writebacks:	446,610,343 €	408,790,215 €	296,384,930 €

(ORIGINATOR FINECOBANK S p.A.) continued

NAME:	F-E PERSONAL LOANS 2003-1		HELICONUS		VELITES	
Disposal Profit & Loss realized:	-		-		42,498,399 €	
Portfolio disposal price:	446,610,343 €		408,790,215 €		338,883,329 €	
Guarantees issued by the Bank:	-		-		-	
Guarantees issued by Third Parties:	-		-		-	
Bank Lines of Credit:	FinecoBank for 15.000.000 € (jointly with Dresdner Bank)		FinecoBank for 10.220.000 € (jointly with CDC IXIS)		Bipop-Carire for 5.000.000 € (jointly with Dresdner Bank)	
Third Parties Lines of Credit:	-		-		-	
Other Credit Enhancements:	-		-		-	
Other relevant information:	On 1 January 2008, the junior bond was transferred to Fineco Prestiti S.p.A. following the transfer of the business of salary-guaranteed loans.		-		Replenishing	
Rating Agencies:	S & P / Moody's		S & P / Moody's / Fitch		S & P/Moody's	
Amount of CDS or other supersenior risk transferred:	-		-		-	
Amount and Conditions of tranching:						
- ISIN	IT0003481733	IT0003481741	IT0003383855	IT0003383871	IT0003261523	IT0003261531
- Type of security	Senior	Mezzanine	Senior	Mezzanine	Senior	Mezzanine
- Class	A	B	A	B	A	B
- Rating	AAA / Aaa	AA / Aa2	AAA / Aaa /AAA	-- / A2 / A	AAA/Aaa	A/A2
- Where listed	Luxembourg	Luxembourg	Luxembourg	Luxembourg	Luxembourg	Luxembourg
- Issue date	16/06/2003	16/06/2003	08/11/2002	08/11/2002	27/03/2002	27/03/2002
- Legal maturity	20/12/2015	20/12/2015	10/02/2036	10/02/2036	05/08/2032	05/08/2032
- Call option	Clean up call	Clean up call	Clean up call	Clean up call	05/05/2008	05/05/2008
- Expected duration	3,69	6,81	9	19,8	6,11	6,11
- Rate	Euribor 3 m + 37 b.p.	Euribor 3 m + 70 b.p.	Euribor 3 m + 33 b.p.	Euribor 3 m + 100 b.p.	Euribor 3 m + 27 b.p.	Euribor 3 m + 73 b.p.
- Subordinated level	-	Sub A	-	Sub A	-	Sub A
- Nominal value issued	413,000,000 €	26,800,000 €	369,000,000 €	30,800,000 €	269,800,000 €	19,300,000 €
- Nominal value at the end of accounting period	69,430,537 €	26,800,000 €	221,281,396 €	30,800,000 €	150,251,323 €	19,300,000 €
- Security subscribers	Institutional Investors	Institutional Investors	Institutional Investors	Institutional Investors	Institutional Investors	Institutional Investors
- ISIN	IT0003481758		IT0003383939		IT0003261556	
- Type of security	Junior		Junior		Junior	
- Class	C		C		C	
- Rating	unrated		unrated		unrated	
- Where listed	not listed		not listed		not listed	
- Issue date	16/06/2003		08/11/2002		27/03/2002	
- Legal maturity	20/12/2015		10/02/2036		05/08/2032	
- Call option	Clean up call		Clean up call		05/05/2008	
- Expected duration	6,81		19,8		6,11	
- Rate	Euribor 3 m		Euribor 3 m - 100 b.p.		Euribor 3 m+ 20 b.p. + additional interest 100 b.p.	
- Subordinated level	Sub A, B		Sub A,B		Sub A,B	
- Nominal value issued	6,810,400 €		8,990,200 €		50,100,000 €	
- Nominal value at the end of accounting period	6,810,400 €		8,990,200 €		50,100,000 €	
- Security subscribers	FinecoBank SpA		Fineco Bank SpA		Fineco Bank SpA	

Part E) Information on risks and related risk management policies (CONTINUED)

ORIGINATOR FINECO LEASING S.p.A.	
STRATEGIES, PROCESSES AND GOALS:	The main goals of these transactions are: better asset allocation, diversification of funding sources and better Regulatory Ratios.
INTERNAL MEASUREMENT AND RISK MONITORING SYSTEMS:	Each portfolio is monitored on an ongoing basis and is described in quarterly reports (required by the agreements) with a breakdown of loans by status and the trend of repayments, as well as an ad hoc analysis of details of significant aspects of the transactions.
ORGANISATIONAL STRUCTURE AND SYSTEM FOR REPORTING TO SENIOR MANAGEMENT:	The company established an appropriate structure to monitor the transactions (the Treasury and Securitization Area), which prepares periodic (quarterly) reports and provides an accurate, semi-annual update to senior management. The board of directors receives (semi-annual) reports as required by laws on securitization.
HEDGING POLICIES:	The Special Purpose Vehicle bought an IRS as a fair value hedge and a Basis Swap as a cash flow hedge (and related back to back between Originator and counterparty).
OPERATING RESULTS:	At year-end, the profits from existing securitization transactions largely reflect the trends of similar portfolios at the bank in terms of defaults and prepayments .

Transactions previous periods			
NAME:	**F-E GOLD**	**F-E GREEN**	**F-E BLUE**
Type of securitisation:	Traditional	Traditional	Traditional
Originator:	Fineco Leasing S.p.A.	Fineco Leasing S.p.A.	Fineco Leasing S.p.A.
Issuer:	F-E Gold S.r.l.	F-E Green S.r.l.	F-E Blue S.r.l.
Servicer:	Fineco leasing S.p.A.	Fineco Leasing S.p.A.	Fineco Leasing S.p.A.
Arranger:	Capitalia S.p.A.	MCC Capitalia Group; Co-arrangers: ABN Amro and Morgan Stanley	Morgan Stanley & Co. International Limited
Target transaction:	Funding	Funding	Funding
Type of asset:	Loans relating to leases of property (65.9%), motor vehicles (26.7%) and business assets (7.4%)	Loans relating to leases of propertiy (63.84%), motor vehicles (27.04%) and business assets (9.12%)	Loans relating to leases of property (75.4%), motor vehicles (12.7%) and business assets (11.9%)
Quality of asset:	Performing	Performing	Performing
Closing date:	31/05/2006	09/06/2004	14/06/2002
Nominal Value of disposal portfolio:	1,019,029,516 €	1,450,061,353 €	1,755,353,965 €
Net amount of preexisting writedown/writebacks:	1,019,029,516 €	1,450,061,353 €	1,755,353,965 €
Disposal Profit & Loss realized:	-	-	-
Portfolio disposal price:	1,019,029,516 €	1,450,061,353 €	1,755,353,965 €
Guarantees issued by the Bank:	-	-	-
Guarantees issued by Third Parties:	-	European Investment Found guarantee on tranche B for € 108.5 million.	-
Bank Lines of Credit:	-	-	-
Third Parties Lines of Credit:	-	-	-
Other Credit Enhancements:	Fineco Leasing SpA granted the SPV a subordinated loan of €31.6 million (as Equity)	Fineco Leasing SpA granted the SPV a subordinated loan of €45.7 million (as Equity)	-

(ORIGINATOR FINECO LEASING S.p.A. - Transactions previous periods) continued

NAME:	F-E GOLD		F-E GREEN		F-E BLUE	
Other relevant information:	Revolving closed in October 2007		Revolving closed in October 2005		Revolving closed in October 2003	
Rating Agencies:	Moody's /Fitch		Fitch / Moody's / S & P		Fitch / Moody's / S & P	
Amount of CDS or other supersenior risk transferred:	-		-		-	
Amount and Conditions of tranching:						
- ISIN	IT0004068588	IT0004068612	IT0003675763	IT0003675771	IT0003315832	IT0003315840
- Type of security	Senior	Senior	Senior	Senior	Senior	Mezzanine
- Class	A1	A2	A	B	A	B
- Rating	Aaa / AAA	Aaa / AAA	AAA / Aaa / AAA	AAA / Aaa / AAA	AAA / Aaa / AAA	A / A2 / A
- Where listed	Luxembourg	Luxembourg	Luxembourg	Luxembourg	Luxembourg	Luxembourg
- Issue date	10/05/2006	10/05/2006	09/06/2004	09/06/2004	14/06/2002	14/06/2002
- Legal maturity	01/07/2025	01/07/2025	01/10/2018	01/10/2018	01/10/2018	01/10/2018
- Call option	Clean up call	Clean up call	Clean up call	Clean up call	Clean up call	Clean up call
- Expected duration	1,97	5,23	4,05	7,42	4,2	8,4
- Rate	Euribor 3 m + 6 b.p.	Euribor 3 m + 13 b.p.	Euribor 3 m+ 19 b.p.	Euribor 3 m + 10 b.p.	Euribor 3 m 38 b. p.	Euribor 3 m + 90 b. p.
- Subordinated level	-	Sub A1		Sub A	-	Sub A
- Nominal value issued	203,800,000 €	749,000,000 €	1,342,000,000 €	108,500,000 €	1,641,255,000 €	78,991,000 €
- Nominal value at the end of accounting period	203,800,000 €	749,000,000 €	613,261,094 €	108,500,000 €	346,025,792 €	78,991,000 €
- Security subscribers	Institutional Investors	Institutional Investors, UniCredit Spa (ex Capitalia SpA)	Institutional Investors	Institutional Investors	Institutional Investors	Institutional Investors
- ISIN	IT0004068620	IT0004068638			IT0003315865	IT0003315873
- Type of security	Mezzanine	mezzanine			Mezzanine	Junior
- Class	B	C			C	D
- Rating	A1 / A+	A3 / BBB+			BBB/Baa2/BBB	unrated
- Where listed	Luxembourg	Luxembourg			Luxembourg	-
- Issue date	10/05/2006	10/05/2006			14/06/2002	14/06/2002
- Legal maturity	01/07/2025	01/07/2025			01/10/2018	01/10/2018
- Call option	Clean up call	Clean up call			Clean up call	-
- Expected duration	6,94	6,94			8,4	-
- Rate	Euribor 3 m + 28 b.p.	Euribor 3 m + 58 b.p.			Euribor 3 m + 160 b.p.	3%
- Subordinated level	Sub A1,A2	Sub A1,A2,B			Sub A,B	Sub A,B,C
- Nominal value issued	56,000,000 €	10,200,000 €			35,107,000 €	9,428,000 €
- Nominal value at the end of accounting period	56,000,000 €	10,200,000 €			35,107,000 €	9,428,000 €
- Security subscribers	Institutional Investors	Institutional Investors			Institutional Investors	Fineco Leasing S.p.A.

Part E) Information on risks and related risk management policies (Continued)

ORIGINATOR HVB AG	
STRATEGIES, PROCESSES AND GOALS:	The main motivation for the Bank's securitization programs is the Capital relief and Funding for True Sale Transactions.
INTERNAL MEASUREMENT AND RISK MONITORING SYSTEMS:	Each portfolio is monitored by the servicing department on an ongoing basis and it is illustrated in the form of a monthly or quarterly report (investor report), which provides a break down of the status of loans.
ORGANISATIONAL STRUCTURE AND SYSTEM FOR REPORTING TO SENIOR MANAGEMENT:	The Board Members approve each new transactions and any other related decision and are provided with planning forecast figures and annual performance. The bank's annual / interim report contain information on the bank's own ABS transactions.
HEDGING POLICIES:	For true sale transactions the issuer hadged portfolio's interest rate risks through Interest Rate Swaps.
OPERATING RESULTS:	The results achieved up to the present are broadly in line with expectations; payments received from portfolios ensured punctual and full payment to security holders and other parties to the transactions.

New transaction 2007		
NAME:	BUILDING COMFORT 2007	
Type of securitisation:	Synthetic	
Originator:	Bayerische Hypo-und Vereinsbank AG	
Issuer:	Bayerische Hypo-und Vereinsbank AG	
Servicer:	Bayerische Hypo-und Vereinsbank AG	
Arranger:	Bayerische Hypo-und Vereinsbank AG (UniCredit Markets & Investment Banking)	
Target transaction:	Capital Relief	
Type of asset:	Private Mortage Loans	
Quality of Asset	Performing	
Closing date	28/12/2007	
Nominal Value of reference portfolio:	4,469,521,793 €	
Net amount of ortaolio ng writedown/writebacks:	-	
Disposal Profit & Loss realized:	-	
Portfolio disposal price:	-	
Issued guarantees by the Bank:	-	
Issued guarantees by Third Parties:	Guarantee for the Mezzanine and Junior Part with an Institutional investor	
Bank Lines of Credit:	-	
Third Parties Lines of Credit:	-	
Other Credit Enhancements:	Synthetic Excess Spread	
Other relevant information:	-	
Rating Agencies	S & P/ Fitch	
Amount of CDS or other risk transferred:	32,100,000 €	
Amount and Conditions of tranching:		
- ISIN	DE000HV5VT03	DE000HV5VT11
- Type of security	Senior	Senior
- Class	A+	B+
- Rating	AAA/AAA	AAA/AAA
- Quotation	Frankfurt	Frankfurt
- Issue date	28/12/2007	28/12/2007
- Legal maturity	25/01/2051	25/01/2051
- Call option	(25.07.2013) Time Call, Clean-up Call, Regulatory Call	
- Expected duration	5,58	5,58
- Rate	3m Euribor + 15 bp	3m Euribor + 50 bp
- Subordinated level		Sub A

(ORIGINATOR HVB AG - New transaction 2007) continued

- Issue nominal value	100,000 €	100,000 €
- nominal value at the end of accounting period	100,000 €	100,000 €
- Security subscribers	retained by HVB AG	retained by HVB AG
- ISIN	DE000HV5VT29	DE000HV5VT37
- Type of security	Mezzanine	Mezzanine
- Class	C +	D +
- Rating	AA/AA	A/A
- Quotation	Frankfurt	Frankfurt
- Issue date	28/12/2007	28/12/2007
- Legal maturity	25/01/2051	25/01/2051
- Call option	(25.07.2013) Time Call, Clean-up Call, Regulatory Call	
- Expected duration	5,58	5,58
- Rate	3m Euribor + 85 bp	3m Euribor + 140 bp
- Subordinated level	Sub A,B	Sub A,B,C
- Issue nominal value	100,000 €	100,000 €
- nominal value at the end of accounting period	100,000 €	100,000 €
- Security subscribers	retained by HVB AG	retained by HVB AG
- ISIN	DE000HV5VT45	DE000HV5VUH3
- Type of security	Mezzanine	Mezzanine
- Class	E +	F +
- Rating	BBB / BBB	BB/BB+
- Quotation	Frankfurt	Frankfurt
- Issue date	28/12/2007	28/12/2007
- Legal maturity	25/01/2051	25/01/2051
- Call option	(25.07.2013) Time Call, Clean-up Call, Regulatory Call	
- Expected duration	5,58	5,58
- Rate	3m Euribor + 260 bp	3m Euribor + 500 bp
- Subordinated level	Sub A,B,C,D	Sub A,B,C,D,E
- Issue nominal value	100,000 €	100,000 €
- nominal value at the end of accounting period	100,000 €	100,000 €
- Security subscribers	retained by HVB AG	retained by HVB AG
Distribution of securitised assets by area:		
Italy - Northwest	-	
- Northeast	-	
- Central	-	
- South and Islands	-	
Other European Countries - E.U. countries	4,469,521,793 €	
- not U.E. countries	-	
America	-	
Rest of the World	-	
TOTAL	**4,469,521,793 €**	
Distribution of securitised assets by business sector of the borrower:		
Governments	-	
other governments agencies	-	
Banks	-	
Finance Companies	-	
Insurance Companies	-	
Non-financial companies	-	
Other entities	4,469,521,793 €	
TOTAL	**4,469,521,793 €**	

Part E) Information on risks and related risk management policies (Continued)

ORIGINATOR HVB AG		
NAME:	GELDILUX-TS-2007	
Type of securitisation:	Traditional	
Originator:	Bayerische Hypo-und Vereinsbank AG	
Issuer:	Geldilux-TS-2007 S.A. (Luxembourg)	
Servicer:	Bayerische Hypo-und Vereinsbank AG / HVB Banque Luxembourg S.A.	
Arranger:	Bayerische Hypo- und Vereinsbank AG (UniCredit Markets & Investment Banking)	
Target transaction:	Capital Relief / Funding	
Type of asset:	EURO Loans	
Quality of Asset	Performing	
Closing date	04/05/2007	
Nominal Value of disposal portfolio:	2,100,000,000 €	
Net amount of preexisting writedown/writebacks:	-	
Disposal Profit & Loss realized:	-	
Portfolio disposal price:	-	
Issued guarantees by the Bank:	-	
Issued guarantees by Third Parties:	-	
Bank Lines of Credit:	-	
Third Parties Lines of Credit:	-	
Other Credit Enhancements:	-	
Other relevant information:	replenishing	
Rating Agencies	Moody's/Fitch/S&P	
Amount of CDS or other supersenior risk transferred:	-	
Amount and Conditions of tranching:		
- ISIN	XS0294513030	XS0294511760
- Type of security	Senior	Senior
- Class	A	iquidità Note
- Rating	Aaa/AAA/AAA	Aaa/AAA/AAA
- Quotation	Luxembourg	Luxembourg
- Issue date	04/05/2007	04/05/2007
- Legal maturity	08/09/2014	08/09/2012
- Call option	(08/04/2012) Time Call, Clean-up Call, Regulatory Call	
- Expected duration	6,93	4,93
- Rate	3m Euribor + 10 bp	3m Euribor + 10 bp
- Subordinated level	-	-
- Issue nominal value	2,024,400,000 €	4,500,000 €
- Security subscribers	Institutional Investors	retained by HVB Banque Luxembourg S.A.
- ISIN	XS0294513113	XS0294513204
- Type of security	Mezzanine	Mezzanine
- Class	B	C
- Rating	A2/A/A	Baa2/BBB/BBB
- Quotation	Luxembourg	Luxembourg
- Issue date	04/05/2007	04/05/2007
- Legal maturity	08/09/2014	08/09/2014
- Call option	(08/04/2012) Time Call, Clean-up Call, Regulatory Call	
- Expected duration	6,93	6,93
- Rate	3m Euribor + 20 bp	3m Euribor + 50 bp
- Subordinated level	Sub A	Sub A, B

(ORIGINATOR HVB AG) continued

NAME	GELDILUX-TS-2007	
- Issue nominal value	21,000,000 €	21,000,000 €
- Security subscribers	Institutional Investors	Institutional Investors
- ISIN	XS0294513543	XS0294513626
- Type of security	Mezzanine	Mezzanine
- Class	D	E
- Rating	Ba2/BB/BB	B2/n.r./B
- Quotation	Luxembourg	Luxembourg
- Issue date	04/05/2007	04/05/2007
- Legal maturity	08/09/2014	08/09/2014
- Call option	(08/04/2012) Time Call, Clean-up Call, Regulatory Call	
- Expected duration	6,93	6,93
- Rate	3m Euribor + 180 bp	3m Euribor + 600 bp
- Subordinated level	Sub A, B, C	Sub A, B, C, D
- Issue nominal value	8,400,000 €	4,200,000 €
- Security subscribers	Institutional Investors	retained by HVB Banque Luxembourg S.A.
- ISIN	XS0294514194	
- Type of security	Junior	
- Class	F	
- Rating	n.r.	
- Quotation	Luxembourg	
- Issue date	04/05/2007	
- Legal maturity	08/09/2014	
- Call option	(08/04/2012) Time Call, Clean-up Call, Regulatory Call	
- Expected duration	6,93	
- Rate	3m Euribor + 1100 bp	
- Subordinated level	Sub A, B, C, D, E	
- Issue nominal value	21,000,000 €	
- Security subscribers	retained by HVB Banque Luxembourg S.A.	
Distribution of securitised assets by area:		
Italy - Northwest	-	
- Northeast	-	
- Central	-	
- South and Islands	-	
Other European Countries - E.U. countries	2,100,000,000 €	
- not E.U. countries	-	
America	-	
Rest of the World	-	
TOTAL	**2,100,000,000 €**	
Distribution of securitised assets by business sector of the borrower:		
Governments	-	
other governments agencies	-	
Banks	-	
Finance Companies	-	
Insurance Companies	-	
Non-financial companies	-	
Other entities	2,100,000,000 €	
TOTAL	**2,100,000,000 €**	

Part E) Information on risks and related risk management policies (Continued)

Transactions previous periods

NAME:	PROVIDE-A 2006-1		PROVIDE-A 2005-1	
Type of securitisation:	Synthetic		Synthetic	
Originator:	Bayerische Hypo-und Vereinsbank AG		Bayerische Hypo-und Vereinsbank AG	
Issuer:	Provide-A 2006-1 GmbH		Provide-A 2005-1 Plc	
Servicer:	Bayerische Hypo-und Vereinsbank AG		Bayerische Hypo-und Vereinsbank AG	
Arranger:	Bayerische Hypo - und Vereinsbank AG (UniCredit Markets & Investment Banking)		Bayerische Hypo - und Vereinsbank AG (UniCredit Markets & Investment Banking)	
Target transaction:	Capital Relief and Economic Risk Transfer		Capital Relief	
Type of asset:	Residential Mortgage Loans		Private Mortgage Loans	
Quality of Asset	Performing		Performing	
Closing date	21/12/2006		15/12/2005	
Nominal Value of disposal portfolio:	2,902,936,108 €		4,778,419,283 €	
Issued guarantees by the Bank:	-		-	
Issued guarantees by Third Parties:	KfW Guarantee/Junior Guarantee		KfW Bank Guarantee	
Bank Lines of Credit:	-		-	
Third Parties Lines of Credit:	-		-	
Other Credit Enhancements:	-		-	
Other relevant information:	-		-	
Rating Agencies	S&P/Moody's		Moody's/Fitch	
Amount of CDS or other supersenior risk transferred:	2,542,336,108 €		4,273,519,283 €	
Amount and Conditions of tranching:				
- ISIN	XS0279826118	XS0279828163	DE000A0GJ2T4	DE000A0GJ2U2
- Type of security	Senior	Senior	Senior	Senior
- Class	A+	A	A+	A
- Rating	AAA/Aaa	AAA/Aaa	Aaa/AAA	Aaa/AAA
- Issue nominal value	500,000 €	145,200,000 €	500,000 €	239,000,000 €
- ISIN	XS0279829054	XS0279829641	DE000A0GJ2V0	DE000A0GJ2W8
- Type of security	Mezzanine	Mezzanine	Mezzanine	Mezzanine
- Class	B	C	B	C
- Rating	AA/Aa2	A/A1	Aa2/AA	A1/A
- Issue nominal value	95,800,000 €	43,500,000 €	88,400,000 €	66,900,000 €
- ISIN	XS0279830490	XS0279830904	DE000A0GJ2X6	DE000A0GJ2Y4
- Type of security	Mezzanine	Mezzanine	Mezzanine	Mezzanine
- Class	D	E	D	E
- Rating	BBB/Baa1	BB/Ba2	Baa2/BBB	Ba2/BB
- Issue nominal value	37,800,000 €	17,400,000 €	47,800,000 €	26,300,000 €
- ISIN			DE000A0GJ2Z1	
- Type of security	Junior (*Swap*)		Junior	
- Class	F		F	
- Rating	n,r,		n,r,	
- Issue nominal value	20,400,000 €		36,000,000 €	

ORIGINATOR HVB AG						
NAME:	GELDILUX-TS-2005				WOLFGANG	
Type of securitisation:	Traditional				Synthetic	
Originator:	Bayerische Hypo-und Vereinsbank AG				Bayerische Hypo- und Vereinsbank AG, London Branch	
Issuer:	Geldilux-TS-2005 S.A. (Luxembourg)				Bayerische Hypo- und Vereinsbank AG, London Branch	
Servicer:	Bayerische Hypo-und Vereinsbank AG / HVB Banque Luxembourg S.A.				Bayerische Hypo- und Vereinsbank AG, London Branch	
Arranger:	Bayerische Hypo- und Vereinsbank AG (UniCredit Markets & Investment Banking)				Bayerische Hypo- und Vereinsbank AG (UniCredit Markets & Investment Banking)	
Target transaction:	Capital Relief / Funding				Capital Relief	
Type of asset:	EURO Loans				Securities Portfolio	
Quality of Asset	Performing				Performing	
Closing date	17/06/2005				31.12.2004	
Nominal Value of disposal portfolio:	5,513,750,000 €				800,000,000 €	
Issued guarantees by the Bank:	-				-	
Issued guarantees by Third Parties:	-				-	
Bank Lines of Credit:	-				-	
Third Parties Lines of Credit:	-				-	
Other Credit Enhancements:	-				-	
Other relevant information:	replenishing				-	
Rating Agencies	Moody's/Fitch				S&P	
Amount of CDS or other supersenior risk transferred:	-				720.000.000 €	
	Serie 1				Serie 2	
Amount and Conditions of tranching:						
- ISIN	XS0221114696	XS0221115743	XS0221120156	XS0221120826		
- Type of security	Senior	Mezzanine	Senior	Mezzanine	Senior	Mezzanine
- Class	A	B	A	B	A	B
- Rating	Aaa/AAA	A1/A	Aaa/AAA	A1/A	AAA	AA
- Issue nominal value	2,101,000,000 €	36,300,000 €	1,241,500,000 €	21,450,000 €	65,538,563 €	6,636,771 €
- ISIN	XS0221116634	XS0221116980	XS022121477	XS0221121980		
- Type of security	Mezzanine	Mezzanine	Mezzanine	Mezzanine	Mezzanine	Mezzanine
- Class	C	D	C	D	C	D
- Rating	Baa2/BBB	Ba2/BB	Baa2/BBB	Ba2/BB	A	BBB
- Issue nominal value	25,300,000 €	11,000,000 €	14,950,000 €	6,500,000 €	2,885,945 €	1,206,936 €
- ISIN	XS0221117442	XS0221118093	XS0221122442	XS0221123176		
- Type of security	Mezzanine	Junior	Mezzanine	Junior	Mezzanine	Mezzanine
- Class	E	F	E	F	E1	E2
- Rating	B2/B	n.r.	B2/B	n.r.	BB	BB
- Issue nominal value	4,400,000 €	22,000,000 €	2,600,000 €	13,000,000 €	2,000,000 €	1,000,000 €
	Serie 3					
Amount and Conditions of tranching:						
- ISIN	XS0221125114	XS0221132086	XS0221126195	XS0221127326		
- Type of security	Senior	Senior	Mezzanine	Mezzanine	Junior	
- Class	A	Liquidity Note	B	C	Equity	
- Rating	Aaa/AAA	Aaa/AAA	A1/A	Baa2/BBB	n.r.	
- Issue nominal value	1,910,000,000 €	13,750,000 €	33,000,000 €	23,000,000 €	731,785 €	
- ISIN	XS0221127912	XS0221128647	XS0221129702			
- Type of security	Mezzanine	Mezzanine	Junior			
- Class	D	E	F			
- Rating	Ba2/BB	B2/B	n,r,			
- Issue nominal value	10,000,000 €	4,000,000 €	20,000,000 €			

Part E) Information on risks and related risk management policies (Continued)

ORIGINATOR HVB AG				
NAME:	PROVIDE-A 2004-1		PROVIDE-A 2003-1	
Type of securitisation:	Synthetic		Synthetic	
Originator:	Bayerische Hypo- und Vereinsbank AG		Bayerische Hypo- und Vereinsbank AG	
Issuer:	Provide-A 2004-1 Plc		Provide-A 2003-1 Plc	
Servicer:	Bayerische Hypo - und Vereinsbank AG		Bayerische Hypo - und Vereinsbank AG	
Arranger:	Bayerische Hypo- und Vereinsbank AG (UniCredit Markets & Investment Banking)		Bayerische Hypo- und Vereinsbank AG (UniCredit Markets & Investment Banking)	
Target transaction:	Capital Relief		Capital Relief	
Type of asset:	Private Mortgage Loans		Private Mortgage Loans	
Quality of Asset:	Performing		Performing	
Closing date:	29/12/2003		16/10/2003	
Nominal Value of disposal portfolio:	3,500,000,012 €		3,099,999,963 €	
Issued guarantees by the Bank:	-		68,199,999 € (Interest Subparticipation)	
Issued guarantees by Third Parties:	KfW Bank Guarantee		KfW Bank Guarantee	
Bank Lines of Credit:	-		-	
Third Parties Lines of Credit:	-		-	
Other Credit Enhancements:	-		-	
Other relevant information:	-		-	
Rating Agencies:	Moody's/Fitch/S&P		Moody's/Fitch/S&P	
Amount of CDS or other supersenior risk transferred:	3.125.250.012 €		2.644.049.964 €	
Amount and Conditions of tranching:				
- ISIN	DE000A0AUQ00	DE000A0AUQ18	DE0009106724	DE0009106732
- Type of security	Senior	Senior	Senior	Senior
- Class	A+	A	A+	A
- Rating	Aaa/AAA/AAA	Aaa/AAA/AAA	Aaa/AAA/AAA	Aaa/AAA/AAA
- Issue nominal value	250,000 €	175,000,000 €	250,000 €	155,000,000 €
- ISIN	DE000A0AUQ26	DE000A0AUQ34	DE0009106740	DE0009106757
- Type of security	Mezzanine	Mezzanine	Mezzanine	Mezzanine
- Class	B	C	B	C
- Rating	Aa2/AA/AA	A2/A/A	Aa2/AA/AA	A2/A/A
- Issue nominal value	91,000,000 €	33,250,000 €	117,800,000 €	65,100,000 €
- ISIN	DE000A0AUQ42	DE000A0AUQ59	DE0009106765	-
- Type of security	Mezzanine	Mezzanine	Mezzanine	Junior
- Class	D	E	D	E
- Rating	Baa2/BBB/BBB	Ba2/BB/BB	Baa2/BBB/BBB	Privately rated
- Issue nominal value	26,250,000 €	24,500,000 €	49,600,000 €	68,199,999 €
- ISIN	DE000A0AUQ67			
- Type of security	Junior			
- Class	F			
- Rating	n.r.			
- Issue nominal value	24,500,000 €			

ORIGINATOR HVB AG						
NAME:	PROMISE COLOR-2003-1		BUILDING COMFORT 2003-1		BUILDING COMFORT 2002-1	
Type of securitisation:	Synthetic		Synthetic		Synthetic	
Originator:	Bayerische Hypo- und Vereinsbank AG		Bayerische Hypo- und Vereinsbank AG		Bayerische Hypo- und Vereinsbank AG	
Issuer:	Promise Color-2003-1 Plc		Bayerische Hypo- und Vereinsbank AG		Bayerische Hypo- und Vereinsbank AG	
Servicer:	Bayerische Hypo- und Vereinsbank AG		Bayerische Hypo- und Vereinsbank AG		Bayerische Hypo- und Vereinsbank AG	
Arranger:	Bayerische Hypo- und Vereinsbank AG (UniCredit Markets & Investment Banking)		Bayerische Hypo- und Vereinsbank AG (UniCredit Markets & Investment Banking)		Bayerische Hypo- und Vereinsbank AG (UniCredit Markets & Investment Banking)	
Target transaction:	Capital Relief		Capital Relief		Capital Relief	
Type of asset:	Corporate Loans		Private Mortgage Loans		Private Mortgage Loans	
Quality of Asset	Performing		Performing		Performing	
Closing date	04/07/2003		27/12/2002		02/12/2002	
Nominal Value of disposal portfolio:	1,132,900,000 €		5,000,092,904 €		5,000,151,970 €	
Issued guarantees by the Bank:	-		25,001,095 € (Interest Subparticipation)		25,050,000 € (Interest Subparticipation)	
Issued guarantees by Third Parties:	KfW Bank Guarantee		-		-	
Bank Lines of Credit:	-		-		-	
Third Parties Lines of Credit:	-		-		-	
Other Credit Enhancements:	-		-		-	
Other relevant information:	-		-		-	
Rating Agencies	S&P/Fitch		S&P/Fitch		S&P/Fitch	
Amount of CDS or other supersenior risk transferred:	894,450,000 €		4,750,090,808 €		4,749,851,970 €	
Amount and Conditions of tranching:						
- ISIN	DE0008439217	DE0008439225	DE0002109758	DE002109766	DE0002109709	DE0002109717
- Type of security	Senior	Senior	Senior	Senior	Senior	Senior
- Class	A1+	A2+	A+	A	A+	A
- Rating	AAA/AAA	AAA/AAA	AAA/AAA	AAA/AAA	AAA/AAA	Aaa/AAA
- Issue nominal value	250,000 €	250,000 €	1,000 €	115,000,000 €	250,000 €	120,000,000 €
- ISIN	DE0003939211	DE0003939229	DE0002109774	DE002109782	DE002109725	DE002109733
- Type of security	Senior	Mezzanine	Mezzanine	Mezzanine	Mezzanine	Mezzanine
- Class	A	B	B	C	B	C
- Rating	AAA/AAA	A/A	AA/AA+	A/A+	AA/AA	A/A
- Issue nominal value	126,350,000 €	27,750,000 €	60,000,000 €	35,000,000 €	55,000,000 €	35,000,000 €
- ISIN	DE0003939237	DE0003939245	DE002109790		DE002109741	
- Type of security	Mezzanine	Mezzanine	Mezzanine	Junior (CDS)	Mezzanine	Junior
- Class	C	D	D	E	D	E
- Rating	BBB/BBB	BB/BB	BBB/BBB+	privately rated	BBB/BBB	Privately rated
- Issue nominal value	13,600,000 €	44,400,000 €	15,000,000 €	25,001,095 €	15,000,000 €	25,050,000 €
- ISIN	DE0003939252	XF000A97004				
- Type of security	Mezzanine	Mezzanine				
- Class	E	F(A)				
- Rating	B/B	B-				
- Issue nominal value	5,550,000 €	7,663,819 €				
- ISIN	DE0003939260					
- Type of security	Junior					
- Class	F (B)					
- Rating	n.r.					
- Issue nominal value	12,636,181 €					

Part E) Information on risks and related risk management policies (Continued)

ORIGINATOR HVB AG - BA-CA AG		
NEW TRANSACTION 2007		
NAME:	**EUROCONNECT ISSUER SME 2007**	
Type of securitisation:	Synthetic	
Originator:	Bayerische Hypo - und Vereinsbank AG (66,09%) - Bank Austria Creditanstalt AG (33,91%)	
Issuer:	EuroConnect Issuer SME 2007 Limited, Bayerische Hypo - und Vereinsbank AG, Bank Austria Creditanstalt AG	
Servicer:	Bayerische Hypo-und Vereinsbank AG, Bank Austria Creditanstalt AG	
Arranger:	Bayerische Hypo - und Vereinsbank AG (UniCredit Markets & Investment Banking)	
Target transaction:	Capital Relief / Funding and risk transfer for concentration risks	
Type of asset:	Corporate SME loans	
Quality of Asset	Performing	
Closing date	28/12/2007	
Nominal Value of reference portfolio:	3,089,092,361 €	
Net amount of preexisting writedown/writebacks:	-	
Disposal Profit & Loss realized:	-	
Portfolio disposal price:	-	
Issued guarantees by the Bank:	-	
Issued guarantees by Third Parties:	-	
Bank Lines of Credit:	-	
Third Parties Lines of Credit:	-	
Other Credit Enhancements:	Synthetic Excess Spread + Reserve Ledger	
Other relevant information:	replenishing	
Rating Agencies	S & P/ Fitch	
Amount of CDS or other supersenior risk transferred:	-	
Amount and Conditions of tranching:		
- Issuer	**Bayerische Hypo-und Vereinsbank AG**	
- ISIN	XS033793568	XS0337936180
- Type of security	Senior	Mezzanine
- Class	A2	B2
- Rating	AAA	A
- Quotation	not listed	not listed
- Issue date	28/12/2007	28/12/2007
- Legal maturity	15/11/2030	15/11/2030
- Call option	(15/02/2015) Time Call, Clean-up call, Regulatory Call	
- Expected duration	7,14	7,14
- Rate	3m Euribor + 70 bp	3m Euribor + 175 bp
- Subordinated level		Sub A
- Issue nominal value	100,000 €	100,000 €
- Security subscribers	retained by BaCa	retained by BaCa
- Issuer	**Bank Austria Creditanstalt AG**	
- ISIN	XS0337946221	XS0337946650
- Type of security	Senior	Mezzanine
- Class	A2	B2
- Rating	AAA	A
- Quotation	not listed	not listed
- Issue date	28/12/2007	28/12/2007
- Legal maturity	15/11/2030	15/11/2030
- Call option	(15/02/2015) Time Call, Clean-up call, Regulatory Call	
- Expected duration	7,14	7,14
- Rate	3m Euribor + 70 bp	3m Euribor + 175 bp
- Subordinated level		Sub A

(ORIGINATOR HVB AG - BA-CA AG – New transaction 2007) continued

NAME:	EUROCONNECT ISSUER SME 2007	
- Issue nominal value	100,000 €	100,000 €
- Security subscribers	retained by HVB AG	retained by HVB AG
- Issuer	**EuroConnect Issuer SME 2007 Ltd.**	
- ISIN	XS0336039325	XS0336040331
- Type of security	Mezzanine	Mezzanine
- Class	A	B2
- Rating	A	BBB/BBB
- Quotation	Dublin	Dublin
- Issue date	28/12/2007	28/12/2027
- Legal maturity	15/11/2030	15/11/2030
- Call option	(15/02/2015) Time Call, Clean-up call, Regulatory Call	
- Expected duration	7,14	7,14
- Rate	3m Euribor + 175 bp	3m Euribor + 375 bp
- Subordinated level		Sub A
- Issue nominal value	35,550,000 €	43,250,000 €
- Security subscribers	(€ 24mn) HVB AG, (€ 11.55 mn) BaCa	(€29,2 mn) HVB AG, (€ 14.05mn) BaCa
- ISIN	XS0336040505	XS0336041222
- Type of security	Mezzanine	Junior
- Class	C	D
- Rating	BB/BB	n.r. / n.r.
- Quotation	Dublin	-
- Issue date	28/12/2007	28/12/2027
- Legal maturity	15/11/2030	15/11/2030
- Call option	(15/02/2015) Time Call, Clean-up call, Regulatory Call	
- Expected duration	7,14	7,14
- Rate	3m Euribor + 700 bp	3m Euribor + (n.a.)
- Subordinated level	Sub A,B	Sub A,B,C
- Issue nominal value	37,100,000 €	100,400,000 €
- nominal value at the end of accounting period		
- Security subscribers	(€ 8.15mn) HVB AG, (€ 3.9mn) BaCa, (€ 6.5 mn) UBI, (€ 18.55mn), Institutional Investors	Institutional Investors
Distribution of securitised assets by area:		
Italy - Northwest	-	
- Northeast	-	
- Central	-	
- South and Islands	-	
Other European Countries - E.U. countries	3,089,092,361 €	
- not E.U. countries	-	
America	-	
Rest of the World	-	
TOTAL	**3,089,092,361 €**	
Distribution of securitised assets by business sector of the borrower:		
Governments	-	
other governments agencies	-	
Banks	-	
Finance Companies	-	
Insurance Companies	-	
Non-financial companies	-	
Other entities	3,089,092,361 €	
TOTAL	**3,089,092,361 €**	

Part E) Information on risks and related risk management policies (Continued)

ORIGINATOR HVB AG – BA-CA AG		
TRANSACTIONS PREVIOUS PERIODS		
NAME:	PROMISE XXS-2006-1	
Type of securitisation:	Synthetic	
Originator:	Bayerische Hypo-und Vereinsbank AG (77%) / Bank Austria Creditanstalt AG (23%)	
Issuer:	Promise XXS-2006-1 GmbH	
Servicer:	Bayerische Hypo-und Vereinsbank AG / Bank Austria Creditanstalt AG	
Arranger:	Bayerische Hypo- und Vereinsbank AG (UniCredit Markets & Investment Banking)	
Target transaction:	Capital Relief and increase in ROE	
Type of asset:	Corporate Loans	
Quality of Asset	Performing	
Closing date	20/12/2006	
Nominal Value of disposal portfolio:	4,492,354,940 €	
Issued guarantees by the Bank:	-	
Issued guarantees by Third Parties:	KfW Guarantee	
Bank Lines of Credit:	-	
Third Parties Lines of Credit:	-	
Other Credit Enhancements:	-	
Other relevant information:	replenishing	
Rating Agencies	S&P/Moody's/Fitch	
Amount of CDS or other supersenior risk transferred:	3,896,604,940 €	
Amount and Conditions of tranching:		
- ISIN	XS0277600663	XS0277602016
- Type of security	Senior	Senior
- Class	A+	A
- Rating	AAA/Aaa/AAA	AAA/Aaa/AAA
- Issue nominal value	250,000 €	179,500,000 €
- ISIN	XS0277606272	XS0277606512
- Type of security	Mezzanine	Mezzanine
- Class	B	C
- Rating	AA/Aa2/AA	A/A2/A
- Issue nominal value	108,000,000 €	78,500,000 €
- ISIN	XS0277606942	XS0277607320
- Type of security	Mezzanine	Mezzanine
- Class	D	E
- Rating	BBB/Baa2/BBB	BB/Ba2/BB
- Issue nominal value	56,500,000 €	78,500,000 €
- ISIN	XS0277608211	XS0277608567
- Type of security	Mezzanine	Junior
- Class	F	G
- Rating	B- / B3/ n,r,	n,r,
- Issue nominal value	45,000,000 €	15,000,000 €
- ISIN	XS0278362164	
- Type of security	Junior	
- Class	H	
- Rating	n,r,	
- Issue nominal value	34,500,000 €	

ORIGINATOR HVB AG - BA-CA AG - UNICREDIT BANCA D'IMPRESA S.p.A.		
NEW TRANSACTION 2007		
NAME:	**EUROCONNECT ISSUER LC 2007-1**	
Type of securitisation:	Synthetic	
Originator:	Bayerische Hypo- und Vereinsbank AG (45,04%) - Bank Austria Creditanstalt AG (37,78%) – UniCredit Banca d'Impresa S.p.A. (17,18%)	
Issuer:	EuroConnect Issuer LC 2007-1 Limited	
Servicer:	Bayerische Hypo- und Vereinsbank AG - Bank Austria Creditanstalt AG - UniCredit Banca d'Impresa S.p.A.	
Arranger:	Bayerische Hypo- und Vereinsbank AG (UniCredit Markets & Investment Banking)	
Target transaction:	Capital Relief / Funding and risk transfer for concentration risks	
Type of asset:	Secured and unsecured exposures to large corporates	
Quality of Asset	Performing	
Closing date	20/08/2007	
Nominal Value of reference portfolio:	6,206,611,098 €	
Net amount of preexisting writedown/writebacks:	-	
Disposal Profit & Loss realized:	-	
Portfolio disposal price:	-	
Issued guarantees by the Bank:	-	
Issued guarantees by Third Parties:	Guarantee for the Super Senior *Swap* with an institutional investor	
Bank Lines of Credit:	-	
Third Parties Lines of Credit:	-	
Other Credit Enhancements:	-	
Other relevant information:	replenishing	
Rating Agencies	Moody's/Fitch/S & P	
Amount of CDS or other supersenior risk transferred:	5,523,861,098 €	
Amount and Conditions of tranching:		
- ISIN	XS0311810898	XS0311811862
- Type of security	Senior	Mezzanine
- Class	A	B
- Rating	AAA/Aaa/AAA	A+/A1/A+
- Quotation	Dublin	Dublin
- Issue date	20/08/2007	20/08/2007
- Legal maturity	15/03/2028	15/03/2028
- *Call option*	(15/09/2013)Time Call, Clean-up Call, Regulatory Call	
- Expected duration	6,08	6,08
- Rate	3m Euribor + 23 bp	3m Euribor + 65 bp
- Subordinated level	-	Sub A
- Issue nominal value	310,350,000 €	93,100,000 €
- Security subscribers	(€ 133.3 mn) HVB, (€ 111.85 mn) BaCa, (€ 50.70 mn) UniCredit SpA, Institutional Investor	(€ 41.5 mn) HVB, (€ 34.8 mn) BaCa, (€ 15.80 mn) UniCredit SpA, Institutional Investor
- ISIN	XS0311813306	XS0311814536
- Type of security	Mezzanine	Mezzanine
- Class	C	D
- *Rating*	BBB/Baa2/BBB	BB/Ba2/BB
- Quotation	Dublin	Dublin
- Issue date	20/08/2007	20/08/2007
- Legal maturity	15/03/2028	15/03/2028
- *Call option*	(15/09/2013)Time Call, Clean-up Call, Regulatory Call	

Part E) Information on risks and related risk management policies (CONTINUED)

(ORIGINATOR HVB AG - BA-CA AG - UNICREDIT BANCA D'IMPRESA S.p.A. – New transaction 2007) continued

NAME:	EUROCONNECT ISSUER LC 2007-1	
- Expected duration	6.08	6.08
- Rate	3m Euribor + 125 bp	3m Euribor + 375 bp
- Subordinated level	Sub A, B	Sub A, B, C
- Issue nominal value	62,050,000 €	68,300,000 €
- Security subscribers	(€ 27.95 mn) HVB, (€ 23.45 mn) BaCa, (€ 10.65 mn) UniCredit SpA	(€ 11.9 mn) HVB, (€ 12.9 mn) BaCa, (€ 9.25 mn) UniCredit SpA, Institutional Investor
- ISIN	XS0311814619	XS0315224716
- Type of security	Junior	Junior
- Class	E1	E2
- Rating	n.r./n.r./n.r.	n.r./n.r./n.r.
- Quotation		
- Issue date	20/08/2007	20/08/2007
- Legal maturity	15/03/2028	15/03/2028
- Call option	(15/09/2013)Time Call, Clean-up Call, Regulatory Call	
- Expected duration	6,08	6,08
- Rate	n.a. (pre-placed)	n.a. (pre-placed)
- Subordinated level	Sub A, B, C, D	Sub A, B, C, D
- Issue nominal value	143,950,000 €	5,000,000 €
- Security subscribers	Institutional Investors	Institutional Investors
Distribution of securitised assets by area:		
Italy - Northwest	487,141,043 €	
- Northeast	307,949,248 €	
- Central	191,359,676 €	
- South and Islands	79,993,380 €	
Other European Countries - E.U. countries	5,140,167,751 €	
- not U.E. countries	-	
America	-	
Rest of the World	-	
TOTAL	**6,206,611,098 €**	
Distribution of securitised assets by business sector of the borrower:		
Governments	-	
other governments agencies	105,477,435 €	
Banks	-	
Finance Companies	33,460,582 €	
Insurance Companies	-	
Non-financial companies	927,505,330 €	
Other entities	5,140,167,751 €	
TOTAL	**6,206,611,098 €**	

ORIGINATOR BA-CA LEASING		
TRANSACTIONS PREVIOUS PERIODS		
NAME:	SUCCESS 2005	
Type of securitisation:	Traditional	
Originator:	Bank Austria Creditanstalt Leasing GmbH	
Issuer:	Success 2005 B.V.	
Servicer:	Bank Austria Creditanstalt Leasing GmbH	
Arranger:	Bayerische Hypo- und Vereinsbank AG (UniCredit Markets & Investment Banking)	
Target transaction:	Capital Relief / Funding	
Type of asset:	Leasing Assets	
Quality of Asset:	Performing	
Closing date	17/10/2005	
Nominal Value of disposal portfolio:	424,600,000 €	
Issued guarantees by the Bank:	-	
Issued guarantees by Third Parties:	-	
Bank Lines of Credit:	-	
Third Parties Lines of Credit:	-	
Other Credit Enhancements:	-	
Other relevant information:	replenishing	
Rating Agencies	Moody's/Fitch	
Amount of CDS or other supersenior risk transferred:	-	
Amount and Conditions of tranching:		
- ISIN	XS0230700493	XS0230700816
- Type of security	Senior	Mezzanine
- Class	A	B
- Rating	Aaa/AAA	A2/A
- Issue nominal value	390,600,000 €	8,500,000 €
- ISIN	XS023071202	XS0230701467
- Type of security	Mezzanine	Mezzanine
- Class	C	D
- Rating	Baa2/BBB	Ba2/BB
- Issue nominal value	8,500,000 €	8,500,000 €
- ISIN	XS0230701897	
- Type of security	Junior	
- Class	Liquidity Note	
- Rating	n.r.	
- Issue nominal value	8,500,000 €	

Part E) Information on risks and related risk management policies (Continued)

QUANTITATIVE INFORMATION

C.1.1 Exposure resulting from securitisation transactions broken down by quality of underlying assets

QUALITY OF UNDERLYING ASSETS / EXPOSURES	AMOUNTS AS AT 31.12.2007					
	BALANCE-SHEET EXPOSURE					
	SENIOR		MEZZANINE		JUNIOR	
	GROSS EXPOSURE	NET EXPOSURE	GROSS EXPOSURE	NET EXPOSURE	GROSS EXPOSURE	NET EXPOSURE
A. With own underlying assets:	**9,777,644**	**9,732,937**	**1,274,354**	**1,298,410**	**1,430,086**	**1,565,239**
a) Impaired	2,328	2,328	438,928	438,928	510,773	510,773
b) Other	9,775,316	9,730,609	835,426	859,482	919,313	1,054,466
B. With third-party underlying assets:	**13,910,575**	**13,642,583**	**7,371,924**	**7,227,967**	**111,938**	**109,230**
a) Impaired	218,027	213,767	-	-	5,400	5,400
b) Other	13,692,548	13,428,816	7,371,924	7,227,967	106,538	103,830

(C.1.1 – Exposure resulting from securitisation transactions broken down by quality of underlying assets continued)

QUALITY OF UNDERLYING ASSETS / EXPOSURES	AMOUNTS AS AT 31.12.2007					
	GUARANTEES GIVEN					
	SENIOR		MEZZANINE		JUNIOR	
	GROSS EXPOSURE	NET EXPOSURE	GROSS EXPOSURE	NET EXPOSURE	GROSS EXPOSURE	NET EXPOSURE
A. With own underlying assets:	**-**	**-**	**557,358**	**259,864**	**113,477**	**113,477**
a) Impaired	-	-	557,358	259,864	-	-
b) Other	-	-	-	-	113,477	113,477
B. With third-party underlying assets:	**-**	**-**	**2,793,975**	**2,793,975**	**-**	**-**
a) Impaired	-	-	-	-	-	-
b) Other	-	-	2,793,975	2,793,975	-	-

(C.1.1 – Exposure resulting from securitisation transactions broken down by quality of underlying assets continued)

QUALITY OF UNDERLYING ASSETS / EXPOSURES	AMOUNTS AS AT 31.12.2007					
	CREDIT FACILITIES					
	SENIOR		MEZZANINE		JUNIOR	
	GROSS EXPOSURE	NET EXPOSURE	GROSS EXPOSURE	NET XPOSURE	GROSS EXPOSURE	NET EXPOSURE
A. With own underlying assets:	**-**	**-**	**720,918**	**720,918**	**65,289**	**65,289**
a) Impaired	-	-	720,918	720,918	-	-
b) Other	-	-	-	-	65,289	65,289
B. With third-party underlying assets:	**7,062,702**	**7,062,702**	**656,622**	**656,622**	**-**	**-**
a) Impaired	-	-	-	-	-	-
b) Other	7,062,702	7,062,702	656,622	656,622	-	-

In-house securitizations not involving derecognition of the assets are accounted for as retained risk, i.e., the difference between sold assets and the corresponding liabilities recognized under IAS 39.

Part E) Information on risks and related risk management policies (Continued)

C.1.2 Exposure from the main "in-house" securitisation transactions broken down by type of securitised asset and by type of exposure (*)

	AMOUNTS AS AT 31.12.2007					
	BALANCE-SHEET EXPOSURE					
	SENIOR		MEZZANINE		JUNIOR	
TYPE OF SECURITISED ASSETS / EXPOSURE	CARRYING VALUE	WRITE-DOWNS / WRITE-BACKS	CARRYING VALUE	WRITE-DOWNS / WRITE-BACKS	CARRYING VALUE	WRITE-DOWNS / WRITE-BACKS
A. Totally derecognised	**128,134**	**-**	**438,928**	**-**	**694,336**	**-5,882**
A.1 Trevi Finance	-	-	149,003	-	151,799	-
Credit - Land Mortgage Loans						
A.2 Trevi Finance 2	-	-	286,541	-	175,594	-
Credit - Land Mortgage Loans						
A.3 Trevi Finance 3	2,328	-	3,384	-	183,380	-
Credit - Land Mortgage Loans						
A.4 Other 5 exposures	125,806	-	-	-	183,563	-5,882
B. Partially derecognised	**-**	**-**	**-**	**-**	**-**	**-**
C. Non-derecognised	**9,604,803**	**-7,079**	**859,482**	**-3,544**	**870,903**	**-7,027**
C.1 Building Comfort 2002-1	11,388	-12	20,917	-83	-	-
Residential Mortgage Loans						
C.2 Building Comfort 2003-1	9,483	-57	204	-	-	-
Residential Mortgage Loans						
C.3 Building Comfort 2007	4,216,822	-	215,100	-	5,500	-
Residential Mortgage Loans						
C.4 Capital Mortgage 2007-1	27,343	-	25,600	-	60,416	-793
Residential Mortgage Loans						
C.5 Cordusio RMBS	59,901	-489	-	-	6,426	-1,771
Residential Mortgage Loans						
C.6 Cordusio RMBS Securitisation - serie 2006	14,674	-	-	-	15,333	-665
Residential Mortgage Loans						
C.7 Cordusio RMBS Securitisation - serie 2007	32,504	-	-	-	21,604	1,010
Residential Mortgage Loans						
C.8 Cordusio RMBS 3 - UBCasa 1	87,954	-2,214	8,911	-	40,848	-
Residential Mortgage Loans						
C.9 Euroconnect Issuer LC 2007	320,911	-34	217,891	-	-	-
Secured and unsecured loans to large corporates						
C.10 Euroconnect SME 2007	2,810,868	-	129,556	6	-	-
Loans to Small and Medium Enterprises						
C.11 F.E. Blue	12,809	-72	-	-	45,280	-
Car / Capital Goods / Real Estate leasing						
C.12 Geldilux-TS-2005	424,236	-932	21,476	-27	55,000	-
Personal loans						
C.13 Geldilux-TS-2007	328,024	-1,876	4,200	-	21,000	-
Personal loans						
C.14 Locat Securitisation Vehicle 2	81,994	-525	19,405	-	90,374	-159
Car / Capital Goods / Real Estate leasing						
C.15 Locat SV - Serie 2005 (ex Locat Vehicle 3)	10,329	-1	3,871	-	31,271	-
Car / Capital Goods / Real Estate leasing						

AMOUNTS AS AT 31.12.2007											
GUARANTEES GIVEN						CREDIT FACILITIES					
SENIOR		MEZZANINE		JUNIOR		SENIOR		MEZZANINE		JUNIOR	
NET EXPOSURE	WRITE-DOWNS / WRITE-BACKS	NET EXPOSURE	WRITE-DOWNS / WRITE-BACKS	NET EXPOSURE	WRITE-DOWNS / WRITE-BACKS	NET EXPOSURE	WRITE-DOWNS / WRITE-BACKS	NET EXPOSURE	WRITE-DOWNS / WRITE-BACKS	NET EXPOSURE	WRITE-DOWNS / WRITE-BACKS
-	**-**	**259,864**	**-10,762**	**-**	**-**	**-**	**-**	**720,918**	**-**	**20,000**	**-**
-	-	19,331	64	-	-	-	-	191,431	-	-	-
-	-	-	-	-	-	-	-	247,831	-	-	-
-	-	240,533	-10,826	-	-	-	-	281,656	-	-	-
-	-	-	-	-	-	-	-	-	-	20,000	-
-	-	-	-	-	-	-	-	-	-	-	-
-	**-**	**-**	**-**	**113,477**	**-4,774**	**-**	**-**	**-**	**-**	**45,289**	**-**
-	-	-	-	23,368	-1,682	-	-	-	-	-	-
-	-	-	-	23,436	-1,565	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-

Part E) Information on risks and related risk management policies (CONTINUED)

(C.1.2 – Exposure resulting from the main "in-house" securitisation transactions broken down by type of securitised asset and by type of exposures continued (*))

	AMOUNTS AS AT 31.12.2007					
	BALANCE-SHEET EXPOSURE					
	SENIOR		MEZZANINE		JUNIOR	
TYPE OF SECURITISED ASSETS / EXPOSURE	CARRYING VALUE	WRITE-DOWNS / WRITE-BACKS	CARRYING VALUE	WRITE-DOWNS / WRITE-BACKS	CARRYING VALUE	WRITE-DOWNS / WRITE-BACKS
C.16 Locat SV - Serie 2006	51,566	-	1,364	-	30,217	-
Car / Capital Goods / Real Estate leasing						
C.17 Promise XXS-2006-1	2,807	-193	62,369	-3,086	-	-
Corporate Loans						
C.18 Provide-A-2003-1	15,989	-10	5,687	-13	-	-
Residential Mortgage Loans						
C.19 Provide-A-2004-1	501	-	17,798	-34	23,874	-1,030
Residential Mortgage Loans						
C.20 Provide-A-2005-1	13,904	-96	28,806	-294	-	-
Residential Mortgage Loans						
C.21 Other 13 Exposures	1,070,796	-568	76,327	-13	423,760	-3,619

(*) breakdown of all transactions with underlying assets over €1,5 billion.

The carrying value is the net exposure shown in Table C.1.1. Write-downs and write-backs refer to financial year 2007 only.

AMOUNTS AS AT 31.12.2007											
GUARANTEES GIVEN						CREDIT FACILITIES					
SENIOR		MEZZANINE		JUNIOR		SENIOR		MEZZANINE		JUNIOR	
NET EXPOSURE	WRITE-DOWNS / WRITE-BACKS	NET EXPOSURE	WRITE-DOWNS / WRITE-BACKS	NET EXPOSURE	WRITE-DOWNS / WRITE-BACKS	NET EXPOSURE	WRITE-DOWNS / WRITE-BACKS	NET EXPOSURE	WRITE-DOWNS / WRITE-BACKS	NET EXPOSURE	WRITE-DOWNS / WRITE-BACKS
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	66,673	-1,527	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	45,289	-

Part E) Information on risks and related risk management policies (Continued)

C.1.3 Exposure resulting from the main third-party securitisation transactions broken down by type of securitised asset and by type of exposure

	AMOUNTS AS AT 31.12.2007					
	BALANCE-SHEET EXPOSURE(*)					
	SENIOR		MEZZANINE		JUNIOR	
TYPE OF UNDERLYING ASSETS / EXPOSURE	CARRYING VALUE	WRITE-DOWNS / WRITE-BACKS	CARRYING VALUE	WRITE-DOWNS / WRITE-BACKS	CARRYING VALUE	WRITE-DOWNS / WRITE-BACKS
A.1 Mortgage Loans	**5,789,760**	**-181,042**	**421,859**	**-2,529**	**-**	**-**
A.1.1 TDA CAM	266,610	-4,301	6,483	-901	-	-
A.1.2 CEDULAS TDA	230,164	-19,893	-	-	-	-
A.1.3 HOLLAND EURO-DENOMINATED MTG BACKED SERIES	215,766	-7,687	-	-	-	-
A.1.4 STORM BV	188,174	-6,219	-	-	-	-
A.1.5 AYT GENOVA HIPOTECARIO	174,314	-515	-	-	-	-
A.1.6 GRANITE MASTER ISSUER PLC	166,236	-1,660	8,000	2	-	-
A.1.7 PERMANENT FINANCING PLC	153,137	-809	5,434	-	-	-
A.1.8 BLUESTONE SECURITIES PLC	50,349	-2,347	97,633	-21	-	-
A.1.9 LUSITANO MORTGAGES PLC	142,308	-6,282	-	-	-	-
A.1.10 CELTIC RESIDENTIAL IRISH MORTGAGE SECURITISATION	121,652	-1,515	-	-	-	-
A.1.11 DELPHINUS BV	118,382	-1,111	1,500	-1	-	-
A.1.12 TDA IBERCAJA	117,901	-960	-	-	-	-
A.1.13 BPM SECURITISATION SRL	113,645	-2,288	-	-	-	-
A.1.14 ARKLE MASTER ISSUER PLC	89,903	-253	21,818	30	-	-
A.1.15 BERICA RESIDENTIAL MBS SRL	93,936	-18,266	7,000	-1	-	-
A.1.16 SAGRES STC SA/DOURO MORTGAGES	93,591	-3,279	7,000	1	-	-
A.1.17 FASTNET SECURITIES PLC	98,484	-1,515	-	-	-	-
A.1.18 BANCAJA FONDO DE TITULIZACION	95,207	-944	-	-	-	-
A.1.19 BANKINTER FONDO DE TITULIZACION HIPOTECARIA	92,343	692	-	-	-	-
A.1.20 CARLYLE EUROPE REAL ESTATE PARTNERS II PV LLC	90,997	323	-	-	-	-
A.1.21 GRACECHURCH MORTGAGE FINANCING PLC	81,406	-529	8,182	14	-	-
A.1.22 VELA HOME SRL	87,495	-10,503	-	-	-	-
A.1.23 GRANITE MORTGAGES PLC	63,826	-398	23,473	-265	-	-
A.1.24 BCC MORTGAGES PLC	76,169	-5,039	-	-	-	-
A.1.25 HOLMES FINANCING PLC	76,000	-14	-	-	-	-
A.1.26 DUTCH MORTGAGE PORTFOLIO LOANS B.V.	72,488	-3,635	-	-	-	-
A.1.27 VALENCIA HIPOTECARIO	72,389	-1,559	-	-	-	-
A.1.28 EMERALD MORTGAGES PLC	62,188	-5,046	9,600	-74	-	-
A.1.29 LEASIMPRESA FINANCE SRL	71,245	-735	-	-	-	-
A.1.30 OTHER 106 EXPOSURES	2,413,455	-74,755	225,736	-1,313	-	-
A.2 Commercial and industrial loans/Mortgage loans/Leasing	**-**	**-**	**3,616,207**	**-**	**-**	**-**
A.2.1 SALOME FUNDING LTD. (§)	-	-	1,851,440	-	-	-
A.2.2 ARABELLA FUNDING LTD. (§)	-	-	1,764,767	-	-	-
A.3 Securities	**1,145,675**	**-32,296**	**1,368,100**	**-10,716**	**29,265**	**50**
A.3.1 BAVARIA UNIVERSAL FUNDING CORP. (§)	-	-	1,069,000	-	-	-
A.3.2 JUBILEE CDO BV	203,000	-	7,400	-25	-	-
A.3.3 START CLO LIMITED	78,459	10	2,887	-	-	-
A.3.4 OTHER 93 EXPOSURES	864,216	-32,306	288,813	-10,691	29,265	50

AMOUNTS AS AT 31.12.2007											
GUARANTEES GIVEN						CREDIT FACILITIES					
SENIOR		MEZZANINE		JUNIOR		SENIOR		MEZZANINE		JUNIOR	
NET EXPOSURE	WRITE-DOWNS / WRITE-BACKS	NET EXPOSURE	WRITE-DOWNS / WRITE-BACKS	NET EXPOSURE	WRITE-DOWNS / WRITE-BACKS	NET EXPOSURE	WRITE-DOWNS / WRITE-BACKS	NET EXPOSURE	WRITE-DOWNS / WRITE-BACKS	NET EXPOSURE	WRITE-DOWNS / WRITE-BACKS
-	**-**	**-**	**-**	**-**	**-**	**75,000**	**-**	**-**	**-**	**-**	**-**
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	75,000	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	**-**	**120,751**	**-**	**-**	**-**	**1,114,260**	**-**	**-**	**-**	**-**	**-**
-	-	120,751	-	-	-	1,114,260	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-

Part E) Information on risks and related risk management policies (Continued)

(C.1.3 Exposure resulting from the main third-party securitisation transactions broken down by type of securitised asset and by type of exposure) continued

	AMOUNTS AS AT 31.12.2007					
	BALANCE-SHEET EXPOSURE(*)					
	SENIOR		MEZZANINE		JUNIOR	
TYPE OF UNDERLYING ASSETS / EXPOSURE	CARRYING VALUE	WRITE-DOWNS / WRITE-BACKS	CARRYING VALUE	WRITE-DOWNS / WRITE-BACKS	CARRYING VALUE	WRITE-DOWNS / WRITE-BACKS
A.4 Commercial, Industrial, Land Mortgage Loans	**1,622,483**	**-15,756**	**232,871**	**-4,450**	**-**	**-**
A.4.1 EPIC PLC	127,732	-98	40,972	45	-	-
A.4.2 ECLIPSE PLC	114,016	-1,686	-	-	-	-
A.4.3 EUROPEAN LOAN CONDUIT	100,146	-1,082	2,960	-	-	-
A.4.4 OPERA	66,800	-17	24,892	34	-	-
A.4.5 DECO	80,781	-853	-	-	-	-
A.4.6 REAL ESTATE CAPITAL	73,025	-296	6,818	51	-	-
A.4.7 OTHER 55 EXPOSURES	1,059,983	-11,724	157,229	-4,580	-	-
A.5 Loans to private companies	**1,256,745**	**-9,326**	**374,964**	**-6,300**	**54,295**	**120**
A.5.1 PREPS	68,188	-4,783	46,570	-1,421	13,500	50
A.5.2 LAMBDA FINANCE BV	117,379	107	4,045	5	-	-
A.5.3 MELROSE FINANCING PLC	25,783	-54	68,189	228	-	-
A.5.4 SCRIPT SECURITISATION LTD	81,516	-	-	-	-	-
A.5.5 KKR FINANCIAL CLO LTD	59,310	-1,425	17,466	-1,203	-	-
A.5.6 OTHER 66 EXPOSURES	904,569	-3,171	238,694	-3,909	40,795	70
A.6 Cars/Capital Goods/Real Estate Leasing Contracts	**800,004**	**-70,730**	**100,030**	**-517**	**-**	**-**
A.6.1 VELA LEASE	73,183	-1,230	17,488	-315	-	-
A.6.2 FTA SANTANDER EMPRESAS	80,231	-512	-	-	-	-
A.6.3 ITALEASE FINANCE SPA	71,457	-5,341	-	-	-	-
A.6.4 OTHER 40 EXPOSURES	575,133	-63,647	82,542	-202	-	-
A.7 Car Loans	**886,703**	**-11,506**	**37,812**	**-214**	**-**	**-**
A.7.1 ASSET-BACKED EUROPEAN SECURITISATION TRANSACTION	114,944	-1,477	10,746	-72	-	-
A.7.2 FTA SANTANDER CONSUMER SPAIN AUTO	117,428	-1,675	-	-	-	-
A.7.3 SMART TRUST	91,492	-1,909	-	-	-	-
A.7.4 AUTO ABS COMPARTIMENT	79,163	-2,016	-	-	-	-
A.7.5 OTHER 21 EXPOSURES	483,676	-4,429	27,066	-142	-	-
A.8 Loans to Public Institutions	**859,931**	**-39,917**	**72,680**	**-4,747**	**16,759**	**-**
A.8.1 SCCI SPA	576,134	-2,761	-	-	-	-
A.8.2 SOCIETA DI CARTOLARIZZAZIONE ITALIANA CREDITI ARL	180,130	-18,869	-	-	-	-
A.8.3 FONDO IMMOBILI PUBBLICI FUNDING S.R.L.	8,503	-120	65,580	-4,691	-	-
A.8.4 OTHER 3 EXPOSURES	95,164	-18,167	7,100	-56	16,759	-
A.9 Consumer Loans	**211,782**	**-2,857**	**107,730**	**30**	**-**	**-**
A.9.1 FTA SANTANDER FINANCIACION	92,966	-2,001	-	-	-	-
A.9.2 EURASIA STRUCTURED FINANCE NO.1 S.A.	-	-	90,000	-	-	-
A.9.3 OTHER 9 EXPOSURES	118,816	-856	17,730	30	-	-
A.10 Personal loans	**260,321**	**-17,653**	**-**	**-**	**-**	**-**
A.10.1 21 EXPOSURES	260,321	-17,653	-	-	-	-
A.11 Credit card loans	**133,813**	**-86**	**15,318**	**-127**	**-**	**-**
A.11.1 5 exposures	133,813	-86	15,318	-127	-	-
A.12 Other	**675,366**	**-3,243**	**880,396**	**187**	**8,911**	**-1,030**
A.12.1 69 exposures	675,366	-3,243	880,396	187	8,911	-1,030

(*) list of exposures over €70 million.
(§) exposure of subsidiaries included in the scope of consolidation, but not belonging to the banking group.
The carrying value is the net exposure shown in Table C.1.1. Write-downs and write-backs refer to financial year 2007 only.

AMOUNTS AS AT 31.12.2007											
GUARANTEES GIVEN						CREDIT FACILITIES					
SENIOR		MEZZANINE		JUNIOR		SENIOR		MEZZANINE		JUNIOR	
NET EXPOSURE	WRITE-DOWNS / WRITE-BACKS	NET EXPOSURE	WRITE-DOWNS / WRITE-BACKS	NET EXPOSURE	WRITE-DOWNS / WRITE-BACKS	NET EXPOSURE	WRITE-DOWNS / WRITE-BACKS	NET EXPOSURE	WRITE-DOWNS / WRITE-BACKS	NET EXPOSURE	WRITE-DOWNS / WRITE-BACKS
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	**-**	**-**	**-**	**-**	**-**	**17,300**	**-**	**-**	**-**	**-**	**-**
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	17,300	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	**-**	**2,673,224**	**-**	**-**	**-**	**5,856,142**	**-**	**656,622**	**-**	**-**	**-**
-	-	2,673,224	-	-	-	5,856,142	-	656,622	-	-	-

Part E) Information on risks and related risk management policies (CONTINUED)

C.1.4 Exposure resulting from securitisation transactions broken down by portfolio and type

EXPOSURE / PORTFOLIO	AMOUNTS AS AT 31.12.2007						AMOUNTS AS AT 31.12.2006
	TRADING	DESIGNATED AT FAIR VALUE	AVAILABLE FOR SALE	HELD-TO-MATURITY	LOANS	TOTAL	TOTAL
1. Balance-sheet exposures	**14,592,483**	**24,543**	**796,557**	**128,966**	**2,013,421**	**17,555,970**	**15,697,485**
- "Senior"	12,802,376	1,543	502,238	93,207	371,352	13,770,716	13,139,574
- "Mezzanine"	1,776,056	23,000	112,128	35,759	1,034,745	2,981,688	2,385,078
- "Junior"	14,051	-	182,191	-	607,324	803,566	172,833
2. Off-balance-sheet exposures	**54,834**	**-**	**-**	**-**	**11,459,247**	**11,514,081**	**16,396,154**
- "Senior"	-	-	-	-	7,062,702	7,062,702	12,732,064
- "Mezzanine"	54,834	-	-	-	4,376,545	4,431,379	3,664,090
- "Junior"	-	-	-	-	20,000	20,000	-

This table shows the carrying value only of exposures arising from in-house securitization for which the assets sold have been derecognized as well as securitizations carried out by others.

C.1.5 Securitised assets underlying junior securities or other forms of credit support

ASSETS / SECURITIES	AMOUNTS AS AT 31.12.2007	
	TRADITIONAL	SYNTHETIC
A. Own underlying assets:	**32,342,910**	**13,421,699**
A.1 Totally derecognised	2,419,945	xxx
1. Non-performing loans	1,375,660	xxx
2. Doubtful loans	5,225	xxx
3. Restructured exposures	-	xxx
4. Past-due exposures	666	xxx
5. Other assets	1,038,394	xxx
A.2 Partially derecognised	-	xxx
1. Non-performing loans	-	xxx
2. Doubtful loans	-	xxx
3. Restructured exposures	-	xxx
4. Past-due exposures	-	xxx
5. Other assets	-	xxx
A.3 Non-derecognised	29,922,965	13,421,699
1. Non-performing loans	71,524	121,736
2. Doubtful loans	59,045	87,535
3. Restructured exposures	-	-
4. Past-due exposures	46,378	32,880
5. Other assets	29,746,018	13,179,548
B. Third party underlying assets:	**49,799**	**113,607**
B.1 Non-performing loans	6,318	-
B.2 Doubtful loans	206	-
B.3 Restructured exposures	-	-
B.4 Past-due exposures	-	-
B.5 Other assets	43,275	113,607

C.1.6 Stakes in special purpose vehicles

NAME	HEADQUARTERS	STAKE %
Augusto S.r.L.	Milan - Via Pontaccio, 10	5%
Breakeven S.r.L.	Verona - Piazzetta Monte, 1	100%
Colombo S.r.L.	Milan - Via Pontaccio, 10	5%
Diocleziano S.r.L.	Milan - Via Pontaccio, 10	5%
Entasi S.r.L.	Rome - Largo Chigi 5	100%
Eurofinance 2000 S.r.L.	Rome - Largo Chigi 5	98.97%
Island Finance ICR4 S.p.A.	Perugia - Corso Vannucci, 10	7%
Island Finance ICR7 S.p.A.	Perugia - Corso Vannucci, 10	7%
Quercia Funding S.r.L.	Verona - Via Garibaldi, 1	65%
Trevi Finance S.p.A.	Conegliano (TV) - Via Vittorio Alfieri, 1	60%
Trevi Finance n. 2 S.p.A.	Conegliano (TV) - Via Vittorio Alfieri, 1	60%
Trevi Finance n. 3 S.r.L.	Conegliano (TV) - Via Vittorio Alfieri, 1	60%

Part E) Information on risks and related risk management policies (Continued)

C.1.7 Servicer activities - Collections of securitised loans and redemptions of securities issued by the special purpose vehicle

		SECURITISED ASSETS (YEAR END FIGURES)		LOANS COLLECTED DURING THE YEAR		PERCENTAGE OF SECURITIES REDEEMED (YEAR END FIGURE)					
						SENIOR		MEZZANINE		JUNIOR	
SERVICER	SPECIAL PURPOSE VEHICLE	IMPAIRED	PERFORMING	IMPAIRED	PERFORMING	IMPAIRED ASSETS	PERFORMING ASSETS	IMPAIRED ASSETS	PERFORMING ASSETS	IMPAIRED ASSETS	PERFORMING ASSETS
Banca di Roma S.p.A	Capital Mortgage S.r.L.	12,546	2,020,580	128	261,677	-	-	-	-	-	-
Banco di Sicilia S.p.A.	Island Finance ICR4 S.p.A.	-	-	255,096	-	100.00%	-	-	-	-	-
	Island Finance ICR7 S..p.A.	-	-	296,071	-	100.00%	-	-	-	-	-
	Crediti sanitari Regione Sicilia a.r.L.	-	248,549	-	87,265	-	52.00%	-	-	-	-
Bank Austra Creditanstalt Leasing GmbH	Success 2005 B.V.	335	341,256	-	71,984	-	-	-	-	-	-
Bayerische Hypo-und Vereinsbank AG / HVB Banque Luxembourg S.A.	Geldilux – TS – 2005-S.A.	1,222	5,493,369	-	17,645,265 (*)	-	-	-	-	-	-
	Geldilux – TS – 2007-S.A.	-	2,099,404	-	7,396,914 (*)	-	-	-	-	-	-
Bipop-Carire S.p.A.	BIPCA Cordusio RMBS	-	925,952	-	-		-		-		-
Bipop-Carire S.p.A. e Fineco Bank S.p.A.	Garda Securitisation S.r.L.	6,217	696,608	836	141,493	-	-	-	-	-	-
Fineco Bank S.p.A.	Upgrade SPV S.r.L.	-	-	-	197	-	100.00%	-	-	-	-
	Velites S.r.L.	6,183	176,913	622	42,784	-	35.24%	-	-	-	-
	Heliconus S.r.L.	4,054	255,821	412	70,297	-	36.14%	-	-	-	-
	F-E Personal Loans 2003 – 1	1,255	94,719	147	74,563	-	76.93%	-	-	-	-
	F-E Mortgages S.r.L. (F-E Mortgages Series 1 – 2003)	6,914	491,892	978	140,006	-	34.62%	-	-	-	-
	F-E Mortgages S.r.L. (F-E Mortgages 2005)	8,268	734,323	16	250,225	-	24.82%	-	-	-	-
Fineco Leasing S.p.A.	F-E Blue S.r.L.	24,278	406,938	5,248	243,303	-	78.92%	-	-	-	-
	F-E Green S.r.L.	26,203	659,743	6,174	353,128	-	57.72%	-	-	-	-
	F-E Gold S.r.L.	16,070	955,344	3,626	311,347	-	-	-	-	-	-

(C.1.7 Servicer activities – Collections of securitised loans and redemptions of securities issued by the special purpose vehicle) continued

		SECURITISED ASSETS (YEAR END FIGURES)		LOANS COLLECTED DURING THE YEAR		PERCENTAGE OF SECURITIES REDEEMED (YEAR END FIGURE)					
						SENIOR		MEZZANINE		JUNIOR	
SERVICER	SPECIAL PURPOSE VEHICLE	IMPAIRED	PERFORMING	IMPAIRED	PERFORMING	IMPAIRED ASSETS	PERFORMING ASSETS	IMPAIRED ASSETS	PERFORMING ASSETS	IMPAIRED ASSETS	PERFORMING ASSETS
Locat S.p.A.	Locat Absolute Funding S.r.L.	-	-	1,556	108,638	-	100.00%	-	-	-	-
	Locat Securitisation Vehicle S.r.L.	-	-	970	932,813	-	100.00%	-	100.00%	-	100.00%
	Locat Securitisation Vehicle 2 S.r.L.	17,473	1,523,039	5,545	901,048	-	42.56%	-	-	-	-
	Locat SV S.r.L. - SERIE 2005	23,178	1,590,253	9,656	935,450	-	20.96%	-	-	-	-
	Locat SV S.r.L. - SERIE 2006	15,751	1,948,370	2,130	786,277	-	-	-	-	-	-
UGC Banca S.p.A.	Quercia Funding S.r.L.	31,613	7,000	45,543	-	100.00%	-	100.00%	-	--	-
	Breakeven S.r.L.	6,253	-	3,724	-	100.00%	-	-		86.70%	
	PMI Uno Finance S.r.L.	880	36,864	458	76,554	-	86.53%		-	-	-
	PMI Due Finance S.r.L.	666	97,978	337	107,762	-	66.75%	-	-	-	-
	ERIS Finance S.r.L.	390,479	-	96,535	-	-	-	-	-	-	-
	Maja Finance S.r.L.-Portafoglio 2	162,466	-	26,706	-	-	-		-	-	-
UniCredit S.p.A.	Trevi Finance S.p.A.	459,052	145,131	65,236	-	100.00%	-	23.30%	-	-	-
	Trevi Finance n. 2 S.p.A.	358,556	152,052	103,011	-	100.00%	-	-	-	-	-
	Trevi Finance n. 3 S.r.L.	552,090	151,224	80,792	-	67.59%	-	-	-	-	--
	Entasi S.r.L.	-	527,358	-	16,454	-	-	-	-	-	-
UniCredit Banca S.p.A.	Cordusio RMBS S.r.L.	5,379	1,938,314	1,255	485,360	-	36.20%	-	-	-	-
	Cordusio RMBS Securitisation S.r.L. (ex Cordusio RMBS 2 S.r.L.)	2,514	2,054,472	419	431,705	-	-	-	-	-	-
	Cordusio RMBS Securitisation S.r.L)	924	3,555,235	16	524,630	-	-	-	-	-	
UniCredit Banca per la Casa S.p.A.	Cordusio RMBS 3 - UBCasa 1 S.r.L.	4,769	2,118,906	451	434,722	-	-	-	-	-	-

(*) replenishing of short term portfolio (3-6 months)

Part E) Information on risks and related risk management policies (CONTINUED)

C.1.8 Special Purpose Vehicle belonging to the Banking Group		
NAME	HEADQUARTERS	
Breakeven S.r.L.	Verona, Piazzetta Monte 1	Italy
Entasi S.r.L.	Rome - Largo Chigi, 5	Italy
Eurofinance 2000 S.r.L.	Rome - Largo Chigi, 5	Italy
Geldilux TS 2005 S.A.	8-10, rue Mathias Hardt, L-1717 Luxembourg	Luxembourg
Geldilux TS 2007 S.A.	8-10, rue Mathias Hardt, L-1717 Luxembourg	Luxembourg
Quercia Funding S.r.L.	Verona, Via Garibaldi 1	Italy
Trevi Finance S.p.A.	Conegliano (TV) - Via Vittorio Alfieri, 1	Italy
Trevi Finance n. 2 S.p.A.	Conegliano (TV) - Via Vittorio Alfieri, 1	Italy
Trevi Finance n. 3 S.r.L.	Conegliano (TV) - Via Vittorio Alfieri, 1	Italy

attachment to table C.1.8

STATEMENT SUMMARIZING SECURITISED ASSETS AND BONDS ISSUED

(for single Special Purpose Vehicle belonging to the Banking Group)

Breakeven S.r.L.	31.12.2007	31.12.2006
A. Securitised Assets	**6,252**	**7,853**
A.1 Principal	6,252	7,853
A.1 a Non Performing	6,252	7,853
B. Use of liquid assets resulting from loan operations	**259**	**189**
B.1 Bank current account	196	140
B.2 Other assets	63	49
TOTAL	**6,511**	**8,042**
C. Bonds issued	**1,481**	**4,358**
C.2 "Class B" Bonds	1,481	4,358
D. Loans received	-	-
E. Other liabilities	**5,030**	**3,684**
E.1 Other interest cost	4	11
E.2 Other liabilities	5,026	3,673
TOTAL	**6,511**	**8,042**
F. Interest expense on bond issued	**264**	**448**
F.1 Interest on "Class B" Bonds	264	448
G. Commissions and fees related to the transaction	**230**	**207**
G.1 For servicing	222	199
G.2 For other services	8	8
H. Other expense	**3,089**	**2,871**
H.1 Other interest expense	1	-
H.2 Other expense	3,088	2,871
TOTAL COSTS	**3,583**	**3,526**
I. Interest generated by securitised assets	**3,558**	**3,388**
L. Other income	**25**	**138**
L.1 Interest income	24	13
L.2 Other income	1	125
TOTAL REVENUES	**3,583**	**3,526**

Entasi S.r.L.	31.12.2007	31.12.2006
A. Securitised Assets	**523,586**	**485,458**
A.1 Principal	320,002	320,002
A.1 a Non Performing	203,584	165,456
B. Use of liquid assets resulting from loan operations	**1,927**	**1,646**
B.1 Bank current account	195	215
B.2 Other assets	1,728	1,427
B.3 Accrued fees and commissions	4	4
TOTAL	**525,513**	**487,104**
C. Bonds issued	**320,000**	**320,000**
C.1 Class "Serie 2001-1" Bonds	160,000	160,000
C.2 Class "Serie 2001-2" Bonds	160,000	160,000
D. Loans received	-	-
E. Other liabilities	**205,326**	**166,933**
E.1 Accrued expenses for fixed payments to the swap counterparty	203,584	165,456
E.2 Other interest cost	1,727	1,427
E.3 Other costs	15	50
PROFIT (LOSS) BROUGHT FORWARD	**171**	**146**
PROFIT (LOSS) FOR THE PERIOD	**16**	**25**
BALANCING TOTAL	**525,513**	**487,104**
F. Interest expense on bond issued	**15,702**	**12,091**
F.1 Interest expense on bonds issued	15,702	12,091
G. Commissions and fees related to the transaction	**61**	**52**
G.1 For servicing	3	3
G.2 For other services	58	49
H. Other expense	**38,128**	**35,351**
H.3 Prepayment of accrued expenses for fixed payments to the swap counterparty	38,128	35,351
I. Interest generated by securitised assets	**38,128**	**35,351**
I.1 Interest income on securitised assets	38,128	35,351
L. Other income	**15,779**	**12,168**
L.1 Payment to the swap counterparty	15,779	12,168
PROFIT (LOSS) FOR THE PERIOD	**16**	**25**

Part E) Information on risks and related risk management policies (CONTINUED)

Eurofinance 2000 S.r.L. - Segregated assets "Capricorn 1"	31.12.2007	31.12.2006
A. Securitised Assets	**2,198**	**2,821**
A.1 Principal	2,198	2,821
B. Use of liquid assets resulting from loan operations	**7**	**362**
B.1 Bank current account	-	355
B.2 Other assets	7	7
TOTAL	**2,205**	**3,183**
C. Bonds issued	**10,703**	**11,158**
C.1 "Class A" Bonds	2,743	3,198
C.2 "Class B" Bonds	1,500	1,500
C.3 "Class C" Bonds	6,460	6,460
D. Loans received	**77**	**-**
D.1 Loans from banks and finance cos. (liquidity lines)	77	-
E. Other liabilities	**898**	**830**
E.1 Invoices to be received	14	61
E.2 Payables to service suppliers	-	-
E.3 Accrued interest expense on securities	884	769
PROFIT (LOSS) BROUGHT FORWARD	**-8,805**	**-8,436**
PROFIT (LOSS) FOR THE PERIOD	**-668**	**-369**
BALANCING TOTAL	**2,205**	**3,183**
F. Interest expense on bond issued	**368**	**344**
F.1 Interest expense on bond issued	368	344
G. Commissions and fees related to the transaction	**31**	**31**
G.1 For servicing	1	1
G.2 For other services	30	30
H. Other expense	**389**	**85**
H.1 Other interest cost	26	85
H.5 Write-downs on securitised loans	363	-
I. Interest generated by securitised assets	**-**	**-**
I.1 Delay interest on securitised loans	-	-
L. Other income	**120**	**91**
L.1 Other income	-	1
L.3 Riprese di valore su crediti	120	90
PROFIT (LOSS) FOR THE PERIOD	**-668**	**-369**

Eurofinance 2000 S.r.L. – Segregated assets "Gemini 1"	31.12.2007	31.12.2006
A. Securitised Assets	**9,001**	**10,361**
A.1 Principal	9,001	10,361
B. Use of liquid assets resulting from loan operations	**999**	**961**
B.1 Bank current account	896	883
B.2 Other assets	103	78
B.3 Accrued income and prepaid expenses	-	-
TOTAL	**10,000**	**11,322**
C. Bonds issued	**34,966**	**36,836**
C.1 "Class A" Bonds	-	-
C.2 "Class B" Bonds	34,865	36,735
C.3 "Class C" Bonds	101	101
D. Loans received	**-**	**-**
D.1 Loans from banks and finance cos. (liquidity line for Class B Bonds)	-	-
E. Other liabilities	**126**	**105**
E.1 Sundry liabilities	126	105
PROFIT (LOSS) BROUGHT FORWARD	**-25,619**	**-21,753**
PROFIT (LOSS) FOR THE PERIOD	**527**	**-3,866**
BALANCING TOTAL	**10,000**	**11,322**
F. Interest expense on bond issued	**928**	**1,334**
F.1 Interest expense on bond issued	928	1,334
G. Commissions and fees related to the transaction	**208**	**805**
G.1 For servicing	**-**	**599**
G.2 For other services	208	206
H. Other expense	**1,769**	**6,332**
H.1 Other costs	682	579
H.6 Write-downs of delay interest on securitised loans	525	547
H.7 Transfers to loss	122	206
H.5 Write-downs on securitised loans	440	5,000
I. Interest generated by securitised assets	**525**	**547**
I.1 Interest income on securitised assets	-	-
I.2 Delay interest on securitised loans	525	547
L. Other income	**2,907**	**4,058**
L.1 Other income	538	599
L.3 Write-backs on loans	2,369	3,459
PROFIT (LOSS) FOR THE PERIOD	**527**	**-3,866**

Part E) Information on risks and related risk management policies (Continued)

Geldilux TS 2005 S.A.	31.12.2007	31.12.2006
A. Securitised Assets	**5,498,760**	**5,499,329**
A.1 Principal	5,498,760	5,499,329
B. Use of liquid assets resulting from loan operations	**139,383**	**76,451**
B.1 Bank current account	79,663	32,446
B.2 Other uses	-	-
B.4 Other assets	59,720	44,005
SPV Credits	-	-
Others	*59,720*	*44,005*
TOTAL ASSETS	**5,638,143**	**5,575,780**
C. Bonds issued	**5,562,275**	**5,500,000**
C.1 "Class A" Bonds	5,311,366	5,252,500
C.2 "Class B" Bonds	91,789	90,750
C.3 "Class C + D" Bonds	91,964	63,250
C.4 "Class E + F" Bonds	67,156	27,500
C.5 "Class E" Bonds	-	11,000
C.6 "Class F" Bonds	-	55,000
Liquidity note	-	-
D. Loans received	-	-
E. Other liabilities	**75,868**	**75,780**
SPV debts	12,387	25,317
Accrued interest on bonds	-	47,748
Accrued interest on liquidity note	-	-
Other liabilities	63,481	2,684
Own funds	-	*31*
TOTAL LIABILITIES	**5,638,143**	**5,575,780**
F. Interest expense on bond issued	**473,213**	**335,835**
Interest on class "A", class "B", class "C", class "D" and Class "E" bonds	247,031	335,835
Interest expense on derivatives	226,182	-
G. Commissions and fees related to the transaction	**11,642**	**11,756**
G.1 for servicing	11,151	11,152
G.2 for other services	491	604
H. Other charges	**38,433**	**-**
Other costs	38,433	-
TOTAL COSTS	**523,288**	**347,591**
I. Interest generated by securitised assets	**292,188**	**388,913**
Interest income on derivatives	230,219	-
L. Other revenues	**881**	-
TOTAL REVENUES	**523,288**	**388,913**

Geldilux TS 2007 S.A.	
	31.12.2007
A. Securitised Assets	**2,099,922**
A.1 Principal	2,099,922
B. Use of liquid assets resulting from loan operations	**34,790**
B.1 Bank current account	11,343
B.2 Other uses	-
B.4 Other assets	23,447
SPV Credits	-
Others	*23,447*
TOTAL ASSETS	**2,134,712**
C. Bonds issued	**2,129,138**
C.1 "Class A" Bonds	2,047,475
C.2 "Class B" Bonds	21,244
C.3 "Class C + D" Bonds	29,788
C.4 "Class E + F" Bonds	30,631
Liquidity note	-
D. Loans received	**-**
E. Other liabilities	**5,574**
SPV debts	5,543
Accrued interest on bonds	-
Accrued interest on liquidity note	-
Other liabilities	31
Own funds	-
TOTAL LIABILITIES	**2,134,712**
F. Interest expense on bond issued	**115,743**
Interest on class "A", class "B", class "C" e class "D" bonds	64,806
Interest expense on derivatives	50,937
G. Commissions and fees related to the transaction	**2,932**
G.1 for servicing	2,823
G.2 for other services	109
H. Other charges	**7,850**
Other costs	7,850
TOTAL COSTS	**126,525**
I. Interest generated by securitised assets	**65,209**
L. Interest income on derivatives	**61,146**
TOTAL REVENUES	**126,355**

Part E) Information on risks and related risk management policies (Continued)

Quercia Funding S.r.L.	31.12.2007	31.12.2006
A. Securitised Assets	**38,613**	**48,508**
A.1 Principal	38,613	48,508
A.1 a Non Performing	*31,613*	*48,508*
A.1 b Other loans	*7,000*	-
B. Use of liquid assets resulting from loan operations	**31,546**	**12,738**
B.1 Bank current account	1,635	1,233
B.2 Other uses	28,215	10,081
B.4 Other assets	1,696	1,424
TOTAL	**70,159**	**61,246**
C. Bonds issued	**1,038**	**11,584**
C.4 "Class D" Bonds	-	-
C.5 "Class E" Bonds	1,038	11,584
D. Loans received	**-**	**-**
E. Other liabilities	**69,121**	**49,662**
E.1 Accrued interest expense on securities	-	-
E.2 Other liabilities	69,121	49,662
TOTAL	**70,159**	**61,246**
F. Interest expense on bond issued	**4,104**	**313**
F.1 Interest on Class "E"	4,104	313
G. Commissions and fees related to the transaction	**3,602**	**7,748**
G.1 For servicing	3,519	7,680
G.2 For other services	83	68
H. Other expense	**28,923**	**14,775**
H.1 Other interest expense	2	53
H.2 Other expense	28,921	14,722
TOTAL COSTS	**36,629**	**22,836**
I. Interest generated by securitised assets	**35,448**	**22,374**
L. Other income	**1,181**	**462**
L.1 Interest income	547	301
L.2 Other income	634	161
TOTAL REVENUES	**36,629**	**22,836**

Trevi Finance S.p.A.		
	31.12.2007	31.12.2006
A. Securitised Assets	**604,182**	**744,366**
A.1 Loans	459,051	606,422
A.2 Bonds	145,131	137,944
B. Use of liquid assets resulting from loan operations	**32,467**	**77,887**
B.1 Bank current account	30,157	75,535
B.2 Other uses	2,192	2,290
B.4 Other assets	118	62
SPV loans	-	-
Others	*118*	*62*
TOTAL	**636,649**	**822,253**
C. Bonds issued	**909,618**	**961,012**
C.1 "Class A" Bonds	-	-
C.2 "Class B" Bonds	21,799	91,594
C.3 "Class C" Bonds	544,619	526,218
C.4 "Class D" Bonds	343,200	343,200
D. Loans received	**251,323**	**262,925**
E. Other liabilities	**153,881**	**140,438**
E.1 Payables to special-purpose vehicles	97,427	87,835
E.2 Accrued interest expense on securities	8,076	8,612
E.3 Other liabilities	48,378	43,991
PROFIT (LOSS) BROUGHT FORWARD	**-542,122**	**-507,872**
PROFIT (LOSS) FOR THE PERIOD	**-136,051**	**-34,250**
BALANCING TOTAL	**636,649**	**822,253**
F. Interest expense on bond issued	**40,478**	**40,157**
F.1 Interest on "Class B", "Class C" and "Class D" bonds	40,478	40,157
G. Commissions and fees related to the transaction	**2,799**	**5,606**
G.1 For servicing	2,610	5,417
G.2 For other services	189	189
H. Other expense	**136,362**	**55,634**
Other expense	136,362	55,634
I. Interest generated by securitised assets	**637**	**4,069**
L. Other income	**42,951**	**63,078**
PROFIT (LOSS) FOR THE PERIOD	**-136,051**	**-34,250**

Part E) Information on risks and related risk management policies (Continued)

Trevi Finance n. 2 S.p.A.	31.12.2007	31.12.2006
A. Securitised Assets	**510,608**	**822,110**
A.1 Loans	358,556	678,373
A.2 Bonds	152,052	143,737
B. Use of liquid assets resulting from loan operations	**44,281**	**106,691**
B.1 Bank current account	42,459	98,761
B.2 Other uses	1,802	4,480
B.4 Other assets	20	3,450
SPV loans	-	-
Others	*20*	*3,450*
TOTAL	**554,889**	**928,801**
C. Bonds issued	**1,011,687**	**1,020,924**
C.1 "Class A" Bonds	-	-
C.2 "Class B" Bonds	-	48,246
C.3 "Class C" Bonds	597,309	558,300
C.4 "Class D" Bonds	414,378	414,378
D. Loans received	**134,565**	**219,482**
E. Other liabilities	**126,614**	**125,877**
E.1 Payables to special-purpose vehicles	100,163	87,512
E.2 Accrued interest expense on securities	4,907	11,105
E.3 Accrued interest expense on liquidity notes	-	-
E.4 Other liabilities	21,544	27,260
PROFIT (LOSS) BROUGHT FORWARD	**-437,482**	**-352,108**
PROFIT (LOSS) FOR THE PERIOD	**-280,495**	**-85,374**
BALANCING TOTAL	**554,889**	**928,801**
F. Interest expense on bond issued	**52,624**	**53,668**
F.1 Interest on "Class B", "Class C" and "Class D" bonds	52,624	53,668
G. Commissions and fees related to the transaction	**4,302**	**7,657**
G.1 For servicing	4,106	7,461
G.2 For other services	196	196
H. Other expense	**270,422**	**91,195**
Other expense	270,422	91,195
I. Interest generated by securitised assets	**1,692**	**14,098**
L. Other income	**45,161**	**53,048**
PROFIT (LOSS) FOR THE PERIOD	**-280,495**	**-85,374**

Trevi Finance n. 3 S.r.L.		
	31.12.2007	31.12.2006
A. Securitised Assets	**703,314**	**800,583**
A.1 Loans	552,090	657,943
A.2 Bonds	151,224	142,640
B. Use of liquid assets resulting from loan operations	**40,108**	**92,632**
B.1 Bank current account	37,968	87,644
B.2 Other uses	2,130	4,978
B.4 Other assets	10	10
SPV loans	-	-
Others	*10*	*10*
TOTAL	**743,422**	**893,215**
C. Bonds issued	**1,218,629**	**1,288,109**
C.1 "Class A" Bonds	93,102	200,988
C.2 "Class B" Bonds	150,000	150,000
C.3 "Class C" Bonds	527,361	488,955
C.4 "Class D" Bonds	448,166	448,166
D. Loans received	**74,674**	**65,200**
E. Other liabilities	**136,234**	**122,795**
E.1 Payables to special-purpose vehicles	85,297	72,803
E.2 Accrued interest expense on securities	11,890	14,832
E.3 Accrued interest expense on liquidity notes	-	-
E.4 Other liabilities	39,047	35,160
PROFIT (LOSS) BROUGHT FORWARD	**-582,888**	**-507,328**
PROFIT (LOSS) FOR THE PERIOD	**-103,227**	**-75,561**
BALANCING TOTAL	**743,422**	**893,215**
F. Interest expense on bond issued	**66,899**	**64,993**
F.1 Interest on "Class B", "Class C" and "Class D" bonds	66,899	64,993
G. Commissions and fees related to the transaction	**3,428**	**6,524**
G.1 For servicing	3,227	6,323
G.2 For other services	201	201
H. Other expense	**97,035**	**78,257**
Other expense	97,035	78,257
I. Interest generated by securitised assets	**1,534**	**5,012**
L. Other income	**62,601**	**69,201**
L.1 Interest income	9,257	8,765
L.2 Other income	53,344	60,436
PROFIT (LOSS) FOR THE PERIOD	**-103,227**	**-75,561**

Part E) Information on risks and related risk management policies (Continued)

C.2 Sales Transactions

C.2.1 Financial assets sold and not derecognised

TYPE / PORTFOLIO	AMOUNTS AS AT 31.12.2007											
	FINANCIAL ASSETS HELD FOR TRADING			FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS			AVAILABLE FOR SALE FINANCIAL ASSETS			HELD-TO-MATURITY INVESTMENTS		
	A	B	C	A	B	C	A	B	C	A	B	C
A. Balance-sheet assets	**3,269,270**	-	-	-	-	-	-	-	-	**715,105**	-	-
1. Debt securities	3,269,270	-	-	-	-	-	-	-	-	715,105	-	-
2. Equity securities	-	-	-	-	-	-	-	-	-	xxx	xxx	xxx
3. UCIS	-	-	-	-	-	-	-	-	-	xxx	xxx	xxx
4. Loans	-	-	-	-	-	-	-	-	-	-	-	-
5. Impaired assets	-	-	-	-	-	-	-	-	-	-	-	-
B. Derivatives	-	-	-	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx
Total 31.12.2007	**3,269,270**	-	-	-	-	-	-	-	-	**715,105**	-	-
Total 31.12.2006	1,772,543	-	-	-	-	-	80,050	-	-	-	-	-

(C.2.1 - Financial assets sold and not derecognised continued)

TYPE / PORTFOLIO	AMOUNTS AS AT 31.12.2007							
	LOANS AND RECEIVABLES WITH BANKS			LOANS AND RECEIVABLES WITH CUSTOMERS			TOTAL	
	A	B	C	A	B	C	31.12.2007	31.12.2006
A. Balance-sheet assets	**774**	-	-	**29,941,365**	-	-	**33,926,514**	**21,722,951**
1. Debt securities	-	-	-	19,174	-	-	4,003,549	1,852,593
2. Equity securities	xxx	xxx	xxx	Xxx	xxx	xxx	-	-
3. UCIS	xxx	xxx	xxx	Xxx	xxx	xxx	-	-
4. Loans	774	-	-	29,745,244	-	-	29,746,018	19,827,106
5. Impaired assets	-	-	-	176,947	-	-	176,947	43,252
B. Derivatives	xxx	xxx	xxx	Xxx	xxx	xxx	-	-
Total 31.12.2007	**774**	-	-	**29,941,365**	-	-	**33,926,514**	
Total 31.12.2006	-	-	-	19,870,358	-	-		21,722,951

LEGEND:

A = Financial assets sold and fully recognised (carrying value)

B = Financial assets sold and partially recognised (carrying value)

C = Financial assets sold and partially recognised (total value)

Loans (A.4) and impaired assets (A.5) are assets sold and not derecognized under securitizations (see A.3. Table C.1.5)
Assets other than these are underlyings of reverse repos.

C.2.2 Financial liabilities relating to financial assets sold and not derecognised

	AMOUNTS AS AT 31.12.2007						
LIABILITIES / ASSET PORTFOLIOS	FINANCIAL ASSETS HELD FOR TRADING	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT AND LOSS	AVAILABLE FOR SALE FINANCIAL ASSETS	HELD-TO-MATURITY INVESTMENTS	LOANS AND RECEIVABLES WITH BANKS	LOANS AND RECEIVABLES WITH CUSTOMERS	TOTAL
1. Deposits from customers	**2,205,818**	**-**	**-**	**-**	**-**	**26,891,113**	**29,096,931**
a) relating to fully recognised assets	2,205,818	-	-	-	-	26,891,113	29,096,931
b) relating to partially recognised assets	-	-	-	-	-	-	-
2. Deposits from Banks	**1,103,074**	**-**	**-**	**759,712**	**50,096**	**-**	**1,912,882**
a) relating to fully recognised assets	1,103,074	-	-	759,712	50,096	-	1,912,882
b) relating to partially recognised assets	-	-	-	-	-	-	-
Total 31.12.2007	**3,308,892**	**-**	**-**	**759,712**	**50,096**	**26,891,113**	**31,009,813**
Total 31.12.2006	1,804,553	-	80,662	-	-	18,282,377	20,167,592

Part E) Information on risks and related risk management policies (CONTINUED)

Section 2 - Market risk

Generally speaking, banks' market risks are due to price fluctuations or other market risk factors affecting the value of positions on its own books, both the trading book and the banking book, i.e. those arising from transactions and strategic investment decisions. UniCredit Group's market risk management includes, therefore, all activities relating to cash and capital structure management, both in the Parent and in the individual Group companies.

The Parent monitors risk positions at Group level. The individual Group companies monitor their own risk positions, within the scope of their specific responsibilities, in line with UniCredit Group supervision policies. The results of individual companies' monitoring activities are, in any event, shared with the Parent company.

The individual companies comprising the Group produce detailed reports on business trends and related risks on a daily basis, forwarding market risk documentation to the Parent company. The Parent's Group Market Risk unit is responsible for aggregating this information and producing information on overall market risks.

Organizational Structure

The Parent's Board of Directors lays down strategic guidelines for taking on market risks by calculating, depending on the propensity to risk and objectives of value creation in proportion to risks assumed, capital allocation for the Parent company and its subsidiaries.

The Parent's Risks Committee provides advice and recommendations in respect of decisions taken by the Chief Executive Officer and in drawing up proposals made by the Chief Executive Officer to the Board of Directors with regard to the following:

- guidance as to the methods to be used to realise models for the measurement and monitoring of Group risks;
- the Group's risk policies (identification of risk, analysis of the level of propensity to risk, definition of capital allocation objectives and the limits for each type of risk, assignment of related functional responsibilities to the relevant Departments and Divisions);
- corrective action aimed at rebalancing the Group's risk positions.

The Risk Committee comprises the following members: the Chief Executive (Chair of the Committee), the Deputy General Managers, the Chief Risk Officer (chairs the Committee in the absence of the Chief Executive) and the Chief Financial Officer. The Head of the Group Internal Audit Department also attends meeting of the Risk Committee, but is not entitled to vote.

The Group Market Risk unit in Milan ensures that the Group's market risk measurement models are in the main consistent and that the processes adopted by subsidiaries to manage and monitor risk are standardized. This unit also measures market risks by monitoring the Parent's positions and the overall positions deriving from the Group's individual entities, thus monitoring total exposure. Each of the Group's companies is, however, directly responsible for monitoring risks assumed in accordance with the guidelines set out by the Parent company.

In short, the Parent company proposes limits and investment policies for the Group and its entities in harmony with the capital allocation process when the annual budget is drawn up.

Group HQ's Asset and Liability Management unit, in coordination with other regional liquidity centers, manages strategic and operational ALM, with the objective of ensuring a balanced asset position and the operating and financial sustainability of the Group's growth policies on the loans market, optimizing the Group's exchange rate, interest rate and liquidity risk.

2.1 Interest Rate Risk – Regulatory Trading Book

QUALITATIVE INFORMATION

A. General

Regulatory trading book interest rate risk arises when financial positions are taken by specialist centres holding assigned market risk limits within certain levels of discretion.

Following the absorption of the Capitalia group in October 2007, the risk positions held in the latter's trading book were initialled controlled and managed by pre-exisiting units. This trading business will be transferred to HVB's Italian branch in 2008.

In performing cash management duties, or in the integrated management of the Group's liquidity, the interest rate risk proves to be closely linked to market maker activities on money market products and related derivatives. Active participation in auctions for government securities issued by the main European countries - as a primary dealer rather than as a market maker - is a source of interest rate risk, owing also to both directional positions in fixed income securities taken on the property portfolio and to relative value strategies employed by individual desks. This risk is managed by recourse to derivatives traded on regulated markets or, in their absence, with innovative and complex products traded over-the-counter with individual counterparties.

B. Interest Rate Risk Management Processes and Measurement Methods

Within the organizational context described above, the policy implemented by the UniCredit Group within the scope of market risk management - and so, specifically, in managing interest rate risk - is aimed at the gradual adoption and use of common principles, rules and processes in terms of appetite for risk, ceiling calculations, model development, pricing and risk model scrutiny; principles, rules and processes which must show themselves to be in line with industry best practice and consistent with standards and uses in the various countries in which they are applied.

The main tool used by the UniCredit Group to measure market risk on trading positions is Value at Risk (VaR), calculated using the historical simulation method. During this phase of convergence, however, some companies belonging to the Group still use a Monte Carlo-type simulation approach.

The historical simulation method provides for the daily revaluation of positions on the basis of trends in market prices over an appropriate observation period. The empirical distribution of profits/losses deriving therefrom is analyzed to determine the effect of extreme market movements on the portfolios. The distribution value at the percentile corresponding to the fixed confidence interval represents the VaR measurement. The parameters used to calculate the VaR are as follows: 99% confidence interval; 1 day time horizon; daily update of time series, which can be extended to cover at least a year. Use of a 1-day time-horizon makes it possible to make an immediate comparison between profits/losses realized.

In its calculation and monitoring functions, UniCredit uses internal models used by former UBM (now HVB Milan Branch), HVB AG and BA-CA AG and approved by the respective national supervisory authorities.

The Value at Risk approach is used to make a managerial assessment of the level of risk involved in all the positions included in the trading book but, for the purposes of calculating capital requirements, internal models have different levels of absorption, depending on the Group structure: for HVB AG and BA-CA AG capital absorption for the entire portfolio is calculated in reference to the results of these models, whilst in the case of HVB Milan Branch, model cover for regulatory purposes does not include credit derivatives. No recourse is made, on the other hand, to the internal model for calculating capital requirements regarding trading positions in relation to the Parent company, UCI Ireland and Capitalia.

There are, moreover, different ways of treating option-related risk within the group: in the case of HVB AG and BA-CA AG, value at risk is calculated by means of a full evaluation of individual positions taken in options; in HVB Milan Branch, in contrast, the valuation is made by using the delta and gamma value of said options.

Apart from use in calculating capital requirements on market risks, internal models are applied to all positions included in the trading book to perform back testing on the results that the latter produce compared to those actually realized. This test consists of comparing the expected loss estimated with clean P&L data, or with theoretical profits or losses obtained by deducting trading receipts from the intraday trading-related component rather than from commissions or accruals.

As for internal scenario analysis policies and procedures (so called "stress testing"), these procedures have been entrusted to the individual legal entities. Overall, however, a set of scenarios common to the Group as a whole, to be applied to all positions in order to check on a monthly basis the potential impact that their occurrence could have on the global trading portfolio.

In aggregating the various risk profiles of the different risk taking units of the Group, the diversification arising from positions taken by group companies which have adopted different internal models has conservatively been disregarded when calculating the overall risk.

Part E) Information on risks and related risk management policies (CONTINUED)

QUANTITATIVE INFORMATION

Regulatory Trading Portfolio - Internal Models and Other Sensitivity Analysis Methods
UniCredit Group uses a VaR-type internal model[1] to control the financial risk arising out of the regulatory trading book or a single metric (value at risk) to quantify overall market risk, which means that the latter no longer has to be broken down into its interest rate risk, price risk and exchange risk components. VaR data are therefore reported for all market risks arising out of the regulatory trading book.

Changes in Risk Capital
In 2007, UniCredit Group's market risk performed differently according to geography and function.

1. Internal models of HVB Milano and sub-groups HVB and Ba-Ca are used for solvency reports.

The VaR relating to Italy-based business contracted in 2007 - mainly due to strict risk containment of Capitalia's trading book following its absorption into the Group - as did that of the foreign subsidiaries of the HVB group, while average estimated VaR for HVB AG and BA-CA AG, the two units in which the Group's investment banking is concentrated, rose. This was not due to the adoption of different or more aggressive trading strategies requiring an increased risk appetite, but rather to a significant increase in the volatility of the main risk factors following the turmoil that hit financial markets in the second half of 2007.

TRADING BOOK DAILY VAR

		2007			2006
	31.12.2007	AVERAGE	MAXIMUM	MINIMUM	AVERAGE
Unicredit Holding	2,581,894	2,335,377	7,191,033	374,995	3,060,856
UCI - Ireland	2,273,707	2,647,304	3,671,130	1,084,853	2,532,686
Capitalia Holding	1,515,458	5,149,232	12,118,556	1,113,622	9,771,266
BA-CA Sub-Holding	19,021,126	14,784,878	30,637,833	7,067,694	10,680,117
of which: BA-CA AG	*17,358,287*	*14,419,119*	*28,434,613*	*7,774,110*	*11,644,312*
HVB Sub-Holding	30,966,192	16,180,177	30,966,192	8,875,368	23,553,125 (*)
of which: HVB AG	*30,994,259*	*15,281,084*	*30,994,259*	*8,472,449*	*9,371,655 (**)*
subsidiaries HVB	*946,935*	*1,313,128*	*3,365,512*	*606,474*	*7,273,035*
Trading UCI Total (***)	**56,358,378**	**41,096,968**	**84,584,745**	**18,516,533**	**49,598,050**

(*) 2006 average VaR of HVB Sub-Holding includes BA-CA Sub-Group, which was spun off in 2007.
(**) 2006 average VaR of HVB AG does not included HVB Milan (ex UBM), included in 2007 figures.
(***) Total VaR is the sum of individual VaRs, regardless of diversification effect.

The following charts show the results of market risk backtesting, i.e. a comparison of VaR records with the theoretical results obtainable from the trading book.

HVB AG


50,000,000
40,000,000
30,000,000
20,000,000
10,000,000
0
-10,000,000
-20,000,000
-30,000,000
-40,000,000
-50,000,000
01-02-2007
01-22-2007
02-11-2007
03-03-2007
03-23-2007
04-12-2007
05-02-2007
05-22-2007
06-11-2007
07-01-2007
70-21-2007
08-10-2007
80-03-2007
09-19-2007
10-09-2007
10-29-2007
11-18-2007
12-08-2007
12-28-2007
P&L
HVB AG VaR

BA-CA AG


40,000,000
30,000,000
20,000,000
10,000,000
0
-10,000,000
-20,000,000
-30,000,000
-40,000,000
01-02-2007
01-22-2007
02-11-2007
03-03-2007
03-23-2007
04-12-2007
05-02-2007
05-22-2007
06-11-2007
07-01-2007
07-21-2007
08-10-2007
08-30-2007
09-19-2007
10-09-2007
10-29-2007
11-18-2007
12-08-2007
12-28-2007
P&L
BA-CA AG VaR

Part E) Information on risks and related risk management policies (Continued)

2.2 Interest Rate Risk - Banking Book

QUALITATIVE INFORMATION

A. General Aspects, Interest Rate Risk Management Processes and Measurement Methods

Interest rate risk consists of changes in interest rates that are reflected in:

- Interest income sources, and thus, the bank's earnings (cash flow risk);
- The net present value of assets and liabilities, due to their impact on the present value of future cash flows (fair value risk).

The Group measures and monitors interest rate risk within the framework of its banking book interest rate risk policy which defines methods and corresponding limits or thresholds of interest margin sensitivity and economic value for the Group.

Interest rate risk affects all proprietary positions arising out of business operations and strategic investment decisions (banking book).

The main sources of interest rate risk can be classified as follows:

- repricing risk - the risk resulting from timing mismatches in maturities and the repricing of the bank's assets and liabilities; the main features of this risk are:
  - yield curve risk - risk resulting from exposure of the bank's positions to changes in the slope and shape of the yield curve
  - basis risk - risk resulting from the imperfect correlation in lending and borrowing interest rate changes for different instruments that may also show similar repricing characteristics;
- optionality risk – risk resulting from implicit or explicit options in the Group's banking book positions.

Some limits have been set out, in the above described organization, to reflect a risk propensity consistent with strategic guidelines issued by the Board of Directors. These limits are defined in terms of VaR, Sensitivity or Gap Repricing for each Group bank or company, depending on the level of sophistication of its operations. Each of the Group's banks or companies assumes responsibility for managing exposure to interest rate risk within its specified limits. Both micro- and macrohedging transactions are carried out for this purpose.

At the consolidated level, Group HQ's Asset Liability Management Unit takes the following measures:

- It performs sensitivity analysis in order to measure any changes in the value of shareholders' equity based on parallel shocks to rate levels for all time buckets along the curve.
- Using static gap analysis (i.e., assuming that positions remain constant during the period), it performs an impact simulation on interest income for the current period by taking into account different elasticity assumptions for demand items.
- It analyses interest income using dynamic simulations of shocks to market interest rates.
- It develops methods and models for better reporting of the interest rate risk of items with no contractual maturity date (i.e., demand items).

In coordination with the ALM and Treasury Areas, the Market Risk Management Area sets interest rate risk limits using VaR methodologies and verifies compliance with these limits on a daily basis.

B. Fair Value Hedging

Hedging strategies aimed at complying with interest rate risk limits for banking portfolio, are carried out with derivative contracts, listed or not listed - the last ones, commonly interest rate swaps, are the most used kind of contracts.

The hedges used are generally of the generic type, i.e. connected to monetary amounts contained in asset or liability portfolios. Sometimes the effects of specific accounting hedges are recognized in connection with securities in issue or individual financial assets, especially if held as available for sale assets.

C. Cash Flow Hedging

Sometimes cash flow hedges are used as an alternative to fair value hedges to stabilize current and future income statement results. Macro-hedging strategies are generally used and are in most cases designed for interest rate risk of the core portion of financial assets "on demand".

QUANTITATIVE INFORMATION

1. Bank portfolio: distribution by residual life (repricing date) of assets and liabilities

	AMOUNTS AS AT 31.12.2007							
TYPE/RESIDUAL LIFE	ON DEMAND	UP TO 3 MONTHS	3 TO 6 MONTHS	6 MONTHS TO 1 YEAR	1 TO 5 YEARS	5 TO 10 YEARS	OVER 10 YEARS	UNSPECIFIED MATURITY
Balance-sheet assets	**157,716,830**	**182,661,068**	**47,600,971**	**24,431,173**	**100,489,437**	**68,726,471**	**91,218,834**	**9,830,969**
1.1 Debt securities	1,331,475	8,391,406	3,121,576	3,052,991	15,902,345	8,400,707	6,083,189	76,018
- With prepayment option	*1,512*	*402,800*	*93,446*	*67,585*	*68,222*	*66,692*	-	-
- Other	*1,329,963*	*7,988,606*	*3,028,130*	*2,985,406*	*15,834,123*	*8,334,015*	*6,083,189*	*76,018*
1.2 Loans to banks	51,560,990	34,377,963	4,405,139	4,562,662	4,339,654	2,806,454	558,721	2,956,215
1.3 Loans to customers	104,824,365	139,891,699	40,074,256	16,815,520	80,247,438	57,519,310	84,576,924	6,798,736
- Current accounts	*57,399,223*	*3,812,803*	*1,311,654*	*1,291,741*	*2,376,758*	*1,510,635*	*610,292*	*49,334*
- Other loans	*47,425,142*	*136,078,896*	*38,762,602*	*15,523,779*	*77,870,680*	*56,008,675*	*83,966,632*	*6,749,402*
- With prepayment option	*24,365,887*	*44,602,640*	*13,888,755*	*1,789,697*	*9,939,519*	*6,042,459*	*13,882,232*	*8,702*
- Other	*23,059,255*	*91,476,256*	*24,873,847*	*13,734,082*	*67,931,161*	*49,966,216*	*70,084,400*	*6,740,700*
2. Balance-sheet liabilities	**238,750,329**	**309,150,388**	**46,954,333**	**37,462,653**	**64,938,678**	**44,310,861**	**10,117,519**	**3,104,500**
2.1 Due to customers	204,457,183	92,240,065	6,050,075	4,635,820	5,917,407	3,374,899	873,431	112,050
- Current accounts	*192,753,485*	*27,937,533*	*2,262,453*	*1,086,508*	*1,854,915*	*2,480,435*	*537*	-
- Other loans	*11,703,698*	*64,302,532*	*3,787,622*	*3,549,312*	*4,062,492*	*894,464*	*872,894*	*112,050*
- With prepayment option	*3,462*	-	-	-	-	-	-	-
- Other	*11,700,236*	*64,302,532*	*3,787,622*	*3,549,312*	*4,062,492*	*894,464*	*872,894*	*112,050*
2.2 Due to banks	16,689,610	64,214,878	6,162,307	4,728,181	3,790,579	2,617,331	1,037,268	224,145
- Current accounts	*13,462,411*	*21,575,922*	*1,228,523*	*1,504,207*	*2,709,958*	*1,790,798*	-	-
- Other loans	*3,227,199*	*42,638,956*	*4,933,784*	*3,223,974*	*1,080,621*	*826,533*	*1,037,268*	*224,145*
2.3 Securities in issue	1,740,360	104,098,718	23,239,004	21,403,815	44,359,826	31,184,288	6,275,936	498,643
- With prepayment option	*59,238*	*2,424,302*	*612,966*	*434,498*	*1,395,091*	*585,127*	*2,444,760*	-
- Other	*1,681,122*	*101,674,416*	*22,626,038*	*20,969,317*	*42,964,735*	*30,599,161*	*3,831,176*	*498,643*
2.4 Other liabilities	15,863,176	48,596,727	11,502,947	6,694,837	10,870,866	7,134,343	1,930,884	2,269,662
- With prepayment option	-	-	-	-	-	-	-	-
- Other	*15,863,176*	*48,596,727*	*11,502,947*	*6,694,837*	*10,870,866*	*7,134,343*	*1,930,884*	*2,269,662*
3. Financial derivatives								
3.1 With underlying security								
- Options								
+ Long positions	859	1,108,000	-	-	559,343	659,000	-	-
+ Short positions	-	-	3,000	-	343	643,000	860	-
- Other								
+ Long positions	-	306,720	26,040	39,447	598,949	7,758	7,139	-
+ positions	-	234,720	14,040	32,853	87,821	7,758	7,139	-
3.2 Without underlying security								
- Options								
+ Long positions	-	-	8,706	11,132	17,766	738	10,171	-
+ Short positions	-	-	32	9	8,033	738	39,701	-
- Other								
+ Long positions	61,843	76,512,841	27,049,843	25,377,368	23,736,443	18,924,807	5,340,138	3,255
+ Short positions	66,649	75,901,949	26,519,874	23,571,454	22,087,255	15,658,738	4,594,333	3,255

This distribution is made on the basis of the period between the balance sheet date and the first following yield review date.

For fixed-rate transactions the residual life is the period from the balance sheet date to final maturity.

On balance sheet items are disclosed at their carrying value.

Derivatives are shown, under the double entry method, at settlement value for those with underlying securities and at the notional value for those without underlying securities.

Options are shown at their delta equivalent value.

Part E) Information on risks and related risk management policies (CONTINUED)

1.1 Bank portfolio: distribution by residual life (repricing date) of assets and liabilities: euro

	AMOUNTS AS AT 31.12.2007							
TYPE/RESIDUAL LIFE	ON DEMAND	UP TO 3 MONTHS	3 TO 6 MONTHS	6 MONTHS TO 1 YEAR	1 TO 5 YEARS	5 TO 10 YEARS	OVER 10 YEARS	UNSPECIFIED MATURITY
Balance-sheet assets	**138,440,282**	**135,514,098**	**36,737,711**	**15,934,619**	**72,191,204**	**52,342,633**	**68,138,189**	**8,763,567**
1.1 Debt securities	1,306,022	5,220,349	1,870,177	1,998,935	8,827,214	4,588,063	4,473,250	75,790
- With prepayment option	*1,512*	*281,352*	*69,567*	*23,475*	*68,166*	*18,321*	-	-
- Other	*1,304,510*	*4,938,997*	*1,800,610*	*1,975,460*	*8,759,048*	*4,569,742*	*4,473,250*	*75,790*
1.2 Loans to banks	43,196,518	21,318,044	2,851,868	3,287,665	3,682,473	2,420,417	543,223	2,612,712
1.3 Loans to customers	93,937,742	108,975,705	32,015,666	10,648,019	59,681,517	45,334,153	63,121,716	6,075,065
- Current accounts	*50,346,690*	*921,284*	*159,127*	*368,413*	*579,218*	*925,860*	*530,927*	*4,787*
- Other loans	*43,591,052*	*108,054,421*	*31,856,539*	*10,279,606*	*59,102,299*	*44,408,293*	*62,590,789*	*6,070,278*
- With prepayment option	*24,359,434*	*44,360,107*	*13,478,112*	*1,784,099*	*9,843,634*	*6,003,234*	*13,882,223*	*8,702*
- Other	*19,231,618*	*63,694,314*	*18,378,427*	*8,495,507*	*49,258,665*	*38,405,059*	*48,708,566*	*6,061,576*
2. Balance-sheet liabilities	**197,827,176**	**200,361,885**	**29,965,159**	**26,405,436**	**52,694,988**	**36,081,066**	**7,443,552**	**840,892**
2.1 Due to customers	174,671,860	64,878,493	3,515,407	2,101,011	2,998,950	2,806,203	735,188	34,957
- Current accounts	*165,060,011*	*24,641,095*	*2,040,009*	*708,246*	*1,592,400*	*2,307,837*	*373*	-
- Other loans	*9,611,849*	*40,237,398*	*1,475,398*	*1,392,765*	*1,406,550*	*498,366*	*734,815*	*34,957*
- With prepayment option	*3,316*	-	-	-	-	-	-	-
- Other	*9,608,533*	*40,237,398*	*1,475,398*	*1,392,765*	*1,406,550*	*498,366*	*734,815*	*34,957*
2.2 Due to banks	8,872,741	34,656,127	2,672,167	1,980,272	1,962,560	869,995	982,790	206
- Current accounts	*6,802,924*	*9,286,686*	*534,105*	*666,104*	*1,202,118*	*729,893*	-	-
- Other loans	*2,069,817*	*25,369,441*	*2,138,062*	*1,314,168*	*760,442*	*140,102*	*982,790*	*206*
2.3 Securities in issue	1,463,060	63,885,844	13,993,492	16,400,109	37,843,571	26,082,466	3,813,008	64,040
- With prepayment option	*59,238*	*422,448*	*207,177*	*397,736*	*1,395,091*	*585,127*	*1,580,626*	-
- Other	*1,403,822*	*63,463,396*	*13,786,315*	*16,002,373*	*36,448,480*	*25,497,339*	*2,232,382*	*64,040*
2.4 Other liabilities	12,819,515	36,941,421	9,784,093	5,924,044	9,889,907	6,322,402	1,912,566	741,689
- With prepayment option	-	-	-	-	-	-	-	-
- Other	*12,819,515*	*36,941,421*	*9,784,093*	*5,924,044*	*9,889,907*	*6,322,402*	*1,912,566*	*741,689*
3. Financial derivatives								
3.1 With underlying security								
- Options								
+ Long positions	859	653,483	-	-	330,034	388,669	-	-
+ Short positions	-	-	2,142	-	343	459,082	860	-
- Other								
+ Long positions	-	217,341	17,086	313	369,011	-	1,216	-
+ positions	-	176,167	8,670	31,273	70,561	-	1,216	-
3.2 Without underlying security								
- Options								
+ Long positions	-	-	8,706	11,132	17,766	738	10,171	-
+ Short positions	-	-	32	9	8,033	738	39,701	-
- Other								
+ Long positions	61,843	29,044,433	14,904,460	17,824,106	17,003,586	15,760,576	4,109,675	-
+ Short positions	66,648	55,127,806	21,115,772	18,562,351	15,816,777	13,198,458	3,555,104	-

See note page 301.

1.2 Bank portfolio: distribution by residual life (repricing date) of assets and liabilities: dollar

	AMOUNTS AS AT 31.12.2007							
TYPE/RESIDUAL LIFE	ON DEMAND	UP TO 3 MONTHS	3 TO 6 MONTHS	6 MONTHS TO 1 YEAR	1 TO 5 YEARS	5 TO 10 YEARS	OVER 10 YEARS	UNSPECIFIED MATURITY
Balance-sheet assets	**7,470,360**	**11,120,334**	**3,674,921**	**2,749,268**	**10,985,280**	**6,650,328**	**8,251,627**	**25,505**
1.1 Debt securities	10,099	422,994	392,159	173,292	1,374,259	1,198,296	1,125,023	116
- With prepayment option	-	*111,768*	*23,879*	*44,110*	-	*48,371*	-	-
- Other	*10,099*	*311,226*	*368,280*	*129,182*	*1,374,259*	*1,149,925*	*1,125,023*	*116*
1.2 Loans to banks	3,864,137	4,537,962	1,144,758	956,021	402,711	82,263	15,498	270
1.3 Loans to customers	3,596,124	6,159,378	2,138,004	1,619,955	9,208,310	5,369,769	7,111,106	25,119
- Current accounts	*1,920,745*	*418,258*	*18,538*	*3,714*	*1,169,261*	*404*	-	*13*
- Other loans	*1,675,379*	*5,741,120*	*2,119,466*	*1,616,241*	*8,039,049*	*5,369,365*	*7,111,106*	*25,106*
- With prepayment option	*6,019*	*232,865*	*356,164*	*915*	*24,158*	*9,063*	*9*	-
- Other	*1,669,360*	*5,508,255*	*1,763,302*	*1,615,326*	*8,014,891*	*5,360,302*	*7,111,097*	*25,106*
2. Balance-sheet liabilities	**11,867,184**	**61,156,597**	**9,997,644**	**6,158,434**	**4,730,212**	**4,536,329**	**1,800,049**	**130,923**
2.1 Due to customers	5,693,846	7,702,639	622,623	906,158	1,702,461	277,516	123,032	2,810
- Current accounts	*5,173,202*	*1,425,777*	*86,885*	*32,062*	*68,674*	*100,092*	-	-
- Other loans	*520,644*	*6,276,862*	*535,738*	*874,096*	*1,633,787*	*177,424*	*123,032*	*2,810*
- With prepayment option	*146*	-	-	-	-	-	-	-
- Other	*520,498*	*6,276,862*	*535,738*	*874,096*	*1,633,787*	*177,424*	*123,032*	*2,810*
2.2 Due to banks	4,195,350	17,162,325	1,964,113	1,430,279	929,307	623,757	54,478	330
- Current accounts	*3,447,486*	*6,889,916*	*395,548*	*492,408*	*886,520*	*623,757*	-	-
- Other loans	*747,864*	*10,272,409*	*1,568,565*	*937,871*	*42,787*	-	*54,478*	*330*
2.3 Securities in issue	229,092	30,226,164	6,491,918	3,590,294	1,743,258	3,270,439	1,604,221	81,072
- With prepayment option	-	*1,312,123*	*332,942*	*8,897*	-	-	*451,061*	-
- Other	*229,092*	*28,914,041*	*6,158,976*	*3,581,397*	*1,743,258*	*3,270,439*	*1,153,160*	*81,072*
2.4 Other liabilities	1,748,896	6,065,469	918,990	231,703	355,186	364,617	18,318	46,711
- With prepayment option	-	-	-	-	-	-	-	-
- Other	*1,748,896*	*6,065,469*	*918,990*	*231,703*	*355,186*	*364,617*	*18,318*	*46,711*
3. Financial derivatives								
3.1 With underlying security								
- Options								
+ Long positions	-	264,050	-	-	133,216	157,048	-	-
+ Short positions	-	-	179	-	-	38,326	-	-
- Other								
+ Long positions	-	43,815	2,849	159	76,488	-	825	-
+ positions	-	26,473	1,006	159	1,736	-	825	-
3.2 Without underlying security								
- Options								
+ Long positions	-	-	-	-	-	-	-	-
+ Short positions	-	-	-	-	-	-	-	-
- Other								
+ Long positions	-	24,050,839	6,871,010	3,806,309	2,520,815	1,918,553	1,000,092	-
+ Short positions	-	4,458,342	2,923,482	2,583,958	2,622,385	2,176,963	826,694	-

See note page 301.

Part E) Information on risks and related risk management policies (Continued)

1.3 Bank portfolio: distribution by residual life (repricing date) of assets and liabilities: other currencies

	AMOUNTS AS AT 31.12.2007							
TYPE/RESIDUAL LIFE	ON DEMAND	UP TO 3 MONTHS	3 TO 6 MONTHS	6 MONTHS TO 1 YEAR	1 TO 5 YEARS	5 TO 10 YEARS	OVER 10 YEARS	UNSPECIFIED MATURITY
Balance-sheet assets	**11,806,188**	**36,026,636**	**7,188,339**	**5,747,286**	**17,312,953**	**9,733,510**	**14,829,018**	**1,041,897**
1.1 Debt securities	15,354	2,748,063	859,240	880,764	5,700,872	2,614,348	484,916	112
- With prepayment option	-	*9,680*	-	-	*56*	-	-	-
- Other	*15,354*	*2,738,383*	*859,240*	*880,764*	*5,700,816*	*2,614,348*	*484,916*	*112*
1.2 Loans to banks	4,500,335	8,521,957	408,513	318,976	254,470	303,774	-	343,233
1.3 Loans to customers	7,290,499	24,756,616	5,920,586	4,547,546	11,357,611	6,815,388	14,344,102	698,552
- Current accounts	*5,131,788*	*2,473,261*	*1,133,989*	*919,614*	*628,279*	*584,371*	*79,365*	*44,534*
- Other loans	*2,158,711*	*22,283,355*	*4,786,597*	*3,627,932*	*10,729,332*	*6,231,017*	*14,264,737*	*654,018*
- With prepayment option	*434*	*9,668*	*54,479*	*4,683*	*71,727*	*30,162*	-	-
- Other	*2,158,277*	*22,273,687*	*4,732,118*	*3,623,249*	*10,657,605*	*6,200,855*	*14,264,737*	*654,018*
2. Balance-sheet liabilities	**29,055,969**	**47,631,906**	**6,991,530**	**4,898,783**	**7,513,478**	**3,693,466**	**873,918**	**2,132,685**
2.1 Due to customers	24,091,477	19,658,933	1,912,045	1,628,651	1,215,996	291,180	15,211	74,283
- Current accounts	*22,520,272*	*1,870,661*	*135,559*	*346,200*	*193,841*	*72,506*	*164*	-
- Other loans	*1,571,205*	*17,788,272*	*1,776,486*	*1,282,451*	*1,022,155*	*218,674*	*15,047*	*74,283*
- With prepayment option	-	-	-	-	-	-	-	-
- Other	*1,571,205*	*17,788,272*	*1,776,486*	*1,282,451*	*1,022,155*	*218,674*	*15,047*	*74,283*
2.2 Due to banks	3,621,519	12,396,426	1,526,027	1,317,630	898,712	1,123,579	-	223,609
- Current accounts	*3,212,001*	*5,399,320*	*298,870*	*345,695*	*621,320*	*437,148*	-	-
- Other loans	*409,518*	*6,997,106*	*1,227,157*	*971,935*	*277,392*	*686,431*	-	*223,609*
2.3 Securities in issue	48,208	9,986,710	2,753,594	1,413,412	4,772,997	1,831,383	858,707	353,531
- With prepayment option	-	*689,731*	*72,847*	*27,865*	-	-	*413,073*	-
- Other	*48,208*	*9,296,979*	*2,680,747*	*1,385,547*	*4,772,997*	*1,831,383*	*445,634*	*353,531*
2.4 Other liabilities	1,294,765	5,589,837	799,864	539,090	625,773	447,324	-	1,481,262
- With prepayment option	-	-	-	-	-	-	-	-
- Other	*1,294,765*	*5,589,837*	*799,864*	*539,090*	*625,773*	*447,324*	-	*1,481,262*
3. Financial derivatives								
3.1 With underlying security								
- Options								
+ Long positions	-	190,467	-	-	96,093	113,283	-	-
+ Short positions	-	-	679	-	-	145,592	-	-
- Other								
+ Long positions	-	45,564	6,105	38,975	153,450	7,758	5,098	-
+ positions	-	32,080	4,364	1,421	15,524	7,758	5,098	-
3.2 Without underlying security								
- Options								
+ Long positions	-	-	-	-	-	-	-	-
+ Short positions	-	-	-	-	-	-	-	-
- Other								
+ Long positions	-	23,417,569	5,274,373	3,746,953	4,212,042	1,245,678	230,371	3,255
+ Short positions	1	16,315,801	2,480,620	2,425,145	3,648,093	283,317	212,535	3,255

See note page 301.

2. Bank portfolio: internal models and other sensitivity analysis methodologies

Please refer to paragraph "1.2.1 Interest Rate Risk - Regulatory trading book" - Quantitative information" for the aggregate internal model, used to measure the different risks.

Part E) Information on risks and related risk management policies (Continued)

2.3 - Price Risk - Regulatory Trading Book

QUALITATIVE INFORMATION

A. General Information
As described in section 2.1 above, price risk relating to equities, commodities, UCITS and related derivative products included in the trading book, originates from positions taken by specialist centres holding assigned market risk limits within certain levels of discretion.

Price risk - primarily concentrated in the equity component - deriving from own trading of these instruments is managed using both directional and relative value strategies via direct sale and purchase of securities, regulated derivatives and OTCs and recourse to security lending. Volatility trading strategies are implemented using options and complex derivatives.

B. Price Risk Management Processes and Measurement Methods
For both a description of internal processes for monitoring and managing risk and an illustration of the methodologies used to analyse exposure, please refer to section 2.1 on internal models.

QUANTITATIVE INFORMATION

1. Regulatory trading portfolio exposures in equity instruments and funds

	CARRYING AMOUNT AT 31.12.2007	
TYPES OF EXPOSURE/SECURITIES	LISTED	UNLISTED
A.Equity instruments	**17,427,523**	**2,238,030**
A.1 Shares	17,059,559	1,004,248
A.2 Innovative capital instruments	-	-
A.3 Other equity instruments	367,964	1,233,782
B. Investment funds	**6,553,889**	**1,262,924**
B.1 Under Italian law	71,535	118,378
- harmonized open-ended	*52,198*	*118,130*
- non-harmonized open-ended	*10,696*	-
- closed-ended	*8,641*	*248*
- reserved	-	-
- speculative	-	-
B.2 Other EU Countries	6,479,473	1,143,834
- harmonized	*3,441,792*	-
- non-harmonized open-ended	*3,037,681*	*1,104,263*
- non-harmonized closed-ended	-	*39,571*
B.3 Non-EU Countries	2,881	712
- open-ended	*2,881*	-
- closed-ended	-	*712*
Total	**23,981,412**	**3,500,954**

2.4 Price Risk - Banking Book

QUALITATIVE INFORMATION

A. General Aspects, Price Risk Management Processes And Measurement Methods

Banking book price risk primarily originates in equity interests held by the Parent company and its subsidiaries as a stable investment, as well as units in mutual investment funds not included in the trading book in so far as they are also held as a stable investment.

Just in respect of these last instruments, internal price risk management and measurement processes reproduce what has already been said with regard to the regulatory trading book.

QUANTITATIVE INFORMATION

1. Banking portfolio exposures in equity instruments and funds

	CARRYING AMOUNT AT 31.12.2007	
ITEMS	LISTED	UNLISTED
A. Equity instruments	**48,277,647**	**36,092,545**
A.1 Shares	46,055,466	34,495,727
A.2 Innovative capital instruments	-	-
A.3 Other equity instruments	2,222,181	1,596,818
B. Investment funds	**891,833**	**2,951,902**
B.1 Under Italian law	39,554	341,168
- harmonized open-ended	*10,920*	*822*
- non harmonized open-ended	-	-
- closed-ended	*28,598*	*313,719*
- reserved	*36*	*10,372*
- speculative	-	*16,255*
B.2 Other EU Countries	747,718	2,399,347
- harmonized	*47,610*	*155,751*
- non harmonized open-ended	*699,084*	*1,192,194*
- non harmonized closed - ended	*1,024*	*1,051,402*
B.3 Non-EU Countries	104,561	211,387
- open-ended	*94,371*	*27,492*
- closed-ended	*10,190*	*183,895*
Total	**49,169,480**	**39,044,447**

Part E) Information on risks and related risk management policies (Continued)

2.5 Exchange Rate Risk

QUALITATIVE INFORMATION

A. General Aspects, Exchange Rate Risk Management Processes and Measurement Methods

As has already been said in the previous section 2.1, exchange rate risk also originates from positions taken by specialist centres holding assigned market risk limits within certain levels of discretion.

Exchange risk originates from currency trading activities performed with all the major instruments that the market has to offer, and is constantly monitored and quantified by using internal models developed by group companies. These models are, in addition, used to calculate capital requirements on market risks corresponding to this type of risk.

B. Hedging Exchange Rate Risk

The Parent company implements a policy of hedging profits created by the Group's Polish subsidiaries (which constitute the main subsidiaries not belonging to the euro zone), as well as dividends relating to the previous year, said policy being activated during the period between year-end and the payment date. This hedging policy is implemented using foreign exchange derivative products aimed at protecting against fluctuations in the Euro/Zloty exchange rate

QUANTITATIVE INFORMATION

1. Distribution by currency of assets and liabilities and derivatives

ITEMS	AMOUNTS AS AT 31.12.2007					
	CURRENCIES					
	US DOLLAR	ZLOTY	YEN	TURKISH LIRA	SWISS FRANC	OTHER CURRENCIES
A. Financial assets	**74,087,022**	**23,506,073**	**7,765,439**	**6,669,791**	**19,380,463**	**67,934,638**
A.1 Debt securities	16,707,101	5,742,124	2,530,675	1,629,099	43,121	13,306,616
A.2 Equity securities	548,491	13,796	2,055	6,495	519	779,582
A.3 Loans to banks	24,716,821	3,783,605	1,932,935	375,453	3,210,300	16,050,610
A.4 Loans to customers	31,917,638	13,963,390	3,272,492	4,656,363	16,101,638	35,988,325
A.5 Other financial assets	196,971	3,158	27,282	2,381	24,885	1,809,505
B. Other assets	**404,943**	**40,815**	**6,466**	**196,593**	**18,164**	**3,307,149**
C. Financial liabilities	**122,318,434**	**23,017,021**	**8,696,190**	**5,828,690**	**6,775,129**	**77,560,341**
C.1 Deposits from banks	47,211,266	1,681,675	4,637,045	210,658	3,548,568	23,311,576
C.2 Deposits from customers	18,226,883	20,358,768	649,324	4,889,982	1,490,395	26,466,849
C.3 Debt securities in issue	47,601,207	849,619	2,028,919	33,193	1,607,529	17,900,089
C.4 Other financial liabilities	9,279,078	126,959	1,380,902	694,857	128,637	9,881,827
D. Financial derivatives	**(146,476,469)**	**(2,679,563)**	**10,534,559**	**861,090**	**7,780,032**	**(53,788,733)**
- Options	(37,416,803)	(487,051)	20,053,158	-	(3,030,314)	(14,354,220)
- Long positions	*57,488,317*	*1,218,862*	*13,496,585*	*87,444*	*6,600,740*	*24,908,491*
- Short positions	*20,071,514*	*731,811*	*33,549,743*	*87,444*	*3,570,426*	*10,554,271*
- Other	(109,059,666)	(2,192,512)	(9,518,599)	861,090	10,810,346	(39,434,513)
- Long positions	*321,647,529*	*36,030,545*	*55,174,867*	*3,239,821*	*57,039,088*	*219,767,360*
- Short positions	*212,587,863*	*33,838,033*	*45,656,268*	*4,100,911*	*67,849,434*	*180,332,847*
Total assets	**453,627,811**	**60,796,295**	**76,443,357**	**10,193,649**	**83,038,455**	**315,917,638**
Total liabilities	**354,977,811**	**57,586,865**	**87,902,201**	**10,017,045**	**78,194,989**	**268,447,459**
Difference (+/-)	**98,650,000**	**3,209,430**	**(11,458,844)**	**176,604**	**4,843,466**	**47,470,179**

Derivatives are shown, under the double entry method, at settlement value for those with underlying securities and at the notional value for those without underlying securities.
Options are shown at their delta equivalent value.
All amounts are in euro thousands.

2.6 Derivative instruments

A. Financial derivatives

A.1 Regulatory trading portfolio: end of period notional amounts

TRANSACTION TYPES/ UNDERLYING ASSETS	AMOUNTS AS AT 31.12.2007										AMOUNTS AS AT 31.12.2006	
	BONDS AND INTEREST RATES		EQUITY SECURITIES		EXCHANGE RATES AND GOLD		OTHER UNDERLYING		TOTAL		TOTAL	
	LISTED	UNLISTED	LISTED	UNLISTED	LISTED	UNLISTED	LISTED	UNLISTED	LISTED	UNLISTED	LISTED	UNLISTED
1. Forward rate agreement	-	172,101,220	-	-	-	-	-	-	-	172,101,220	-	181,960,602
2. Interest rate swaps	-	2,843,666,096	-	-	-	-	-	-	-	2,843,666,096	-	2,182,464,585
3. Domestic currency swaps	-	-	-	-	-	13,801,420	-	-	-	13,801,420	-	101,152,072
4. Currency interest rate swaps	-	-	-	-	57,753	131,005,409	-	-	57,753	131,005,409	-	17,537,599
5. Basis swaps	-	90,016,029	-	-	-	-	-	-	-	90,016,029	-	135,137,139
6. Stock index swaps	-	-	48,787	1,089,788	-	-	-	-	48,787	1,089,788	193,642	68,676
7. Commodity index swaps	-	-	-	-	-	-	-	9,552	-	9,552	168	816
8. Futures	107,656,823	-	4,250,022	-	8,144	-	720,723	-	112,635,712	-	122,181,280	14,882,951
9. Cap options	-	247,652,489	-	-	-	-	-	-	-	247,652,489	-	260,019,075
- Purchased	-	*135,569,900*	-	-	-	-	-	-	-	*135,569,900*	-	*146,487,792*
- Sold	-	*112,082,589*	-	-	-	-	-	-	-	*112,082,589*	-	*113,531,283*
10. Floor options	-	158,339,117	-	-	-	-	-	-	-	158,339,117	-	195,425,875
- Purchased	-	*81,133,230*	-	-	-	-	-	-	-	*81,133,230*	-	*112,906,003*
- Sold	-	*77,205,887*	-	-	-	-	-	-	-	*77,205,887*	-	*82,519,872*
11. Other options	74,584,750	131,012,473	85,550,680	161,693,933	-	167,189,700	-	1,394,646	160,135,430	461,290,752	172,806,780	434,470,017
- Purchased	34,075,100	63,543,968	38,959,408	63,991,375	-	108,619,565	-	802,728	73,034,508	236,957,636	84,052,995	194,899,169
- Plain vanilla	*34,075,100*	*37,772,481*	*38,959,408*	*63,817,666*	-	*63,188,506*	-	*802,728*	*73,034,508*	*165,581,381*	*84,052,995*	*135,690,650*
- Exotic	-	*25,771,487*	-	*173,709*	-	*45,431,059*	-	-	-	*71,376,255*	-	*59,208,519*
- Sold	40,509,650	67,468,505	46,591,272	97,702,558	-	58,570,135	-	591,918	87,100,922	224,333,116	88,753,785	239,570,848
- Plain vanilla	*40,509,650*	*41,021,936*	*46,591,272*	*97,129,893*	-	*55,132,039*	-	*591,918*	*87,100,922*	*193,875,786*	*88,753,785*	*190,746,841*
- Exotic	-	*26,446,569*	-	*572,665*	-	*3,438,096*	-	-	-	*30,457,330*	-	*48,824,007*
12. Forwards	8,161	736,489	5,489	214	-	307,183,704	-	-	13,650	307,920,407	2,223	243,154,920
- Purchased	*2,267*	*2,518*	*2,635*	*101*	-	*251,941,774*	-	-	*4,902*	*251,944,393*	*988*	*162,025,049*
- Sold	*5,894*	*733,971*	*2,854*	*113*	-	*17,100,517*	-	-	*8,748*	*17,834,601*	*988*	*12,964,239*
- Currencies/ Currencies	-	-	-	-	-	*38,141,413*	-	-	-	*38,141,413*	*247*	*68,165,632*
13. Other derivative contracts	-	536,835	-	28,210,387	-	30,735,215	187	3,243,915	187	62,726,352	-	22,797,945
TOTAL	**182,249,734**	**3,644,060,748**	**89,854,978**	**190,994,322**	**65,897**	**649,915,448**	**720,910**	**4,648,113**	**272,891,519**	**4,489,618,631**	**295,184,093**	**3,789,072,272**
AVERAGE AMOUNTS	**197,388,624**	**3,348,268,164**	**91,061,089**	**197,259,062**	**131,544**	**559,142,849**	**882,576**	**3,507,866**	**289,463,833**	**4,108,177,941**	**n.a.**	**n.a.**

This table refers to the Banking Group only and gives the notional values of financial derivatives classified in the regulatory trading book. Derivatives belonging to this portfolio may not be the same as derivatives classified in the held for trading portfolio for accounting purposes (see Table A.2.2).

Part E) Information on risks and related risk management policies (Continued)

A.2.1 Banking book: end of period notional amounts - Hedging derivatives contracts

TRANSACTION TYPES/ UNDERLYING ASSETS	AMOUNTS AS AT 31.12.2007										AMOUNTS AS AT 31.12.2006	
	BONDS AND INTEREST RATES		EQUITY SECURITIES		EXCHANGE RATES AND GOLD		OTHER UNDERLYING		TOTAL		TOTAL	
	LISTED	UNLISTED	LISTED	UNLISTED	LISTED	UNLISTED	LISTED	UNLISTED	LISTED	UNLISTED	LISTED	UNLISTED
1. Forward rate agreements	-	391,519	-	-	-	-	-	-	-	391,519	-	2,455,690
2. Interest rate swaps	-	124,776,723	-	-	-	-	-	-	-	124,776,723	-	158,895,981
3. Domestic currency swaps	-	-	-	-	-	3,355,007	-	-	-	3,355,007	-	3,319,331
4. Currency interest rate swaps	-	-	-	-	-	2,459,798	-	-	-	2,459,798	-	2,973,400
5. Basis swaps	-	4,903,819	-	-	-	-	-	-	-	4,903,819	-	6,036,926
6. Stock index swaps	-	-	-	-	-	-	-	-	-	-	-	-
7. Commodity index swaps	-	-	-	-	-	-	-	-	-	-	-	-
8. Futures	5,784,000	-	3	-	-	-	-	-	5,784,003	-	5,202,000	-
9. Cap options	-	3,713,561	-	-	-	-	-	-	-	3,713,561	-	2,860,365
- Purchased	-	*1,191,863*	-	-	-	-	-	-	-	*1,191,863*	-	*314,266*
- Sold	-	*2,521,698*	-	-	-	-	-	-	-	*2,521,698*	-	*2,546,099*
10. Floor options	-	222,798	-	-	-	-	-	-	-	222,798	-	457,178
- Purchased	-	*171,262*	-	-	-	-	-	-	-	*171,262*	-	*398,807*
- Sold	-	*51,536*	-	-	-	-	-	-	-	*51,536*	-	*58,371*
11. Other options	955,000	339,106	-	1,151,161	-	-	-	-	955,000	1,490,267	420,000	2,793,449
- Purchased	955,000	50,000	-	873,552	-	-	-	-	955,000	923,552	316,000	757,450
- Plain vanilla	*955,000*	*50,000*	-	*788,421*	-	-	-	-	*955,000*	*838,421*	*316,000*	*757,450*
- Exotic	-	-	-	*85,131*	-	-	-	-	-	*85,131*	-	-
- Sold	-	289,106	-	277,609	-	-	-	-	-	566,715	104,000	2,035,999
- Plain vanilla	-	*247,000*	-	*277,609*	-	-	-	-	-	*524,609*	*104,000*	*2,027,499*
- Exotic	-	*42,106*	-	-	-	-	-	-	-	*42,106*	-	*8,500*
12. Forwards	-	1,000	-	-	-	34,389,445	-	-	-	34,390,445	-	43,937,409
- Purchased	-	*1,000*	-	-	-	*32,961,553*	-	-	-	*32,962,553*	-	*34,245,030*
- Sold	-	-	-	-	-	*150,656*	-	-	-	*150,656*	-	*455,454*
- Currencies/ Currencies	-	-	-	-	-	*1,277,236*	-	-	-	*1,277,236*	-	*9,236,925*
13. Other derivative contracts	-	-	-	534,000	-	-	-	-	-	534,000	-	908,000
TOTAL	**6,739,000**	**134,348,526**	**3**	**1,685,161**	**-**	**40,204,250**	**-**	**-**	**6,739,003**	**176,237,937**	**5,622,000**	**224,637,729**
AVERAGE AMOUNTS	**6,697,752**	**152,464,854**		**-**	**1,917,928**	**-**	**40,809,842**	**-**	**-**	**6,697,752**	**195,192,624**	**n.a.**

This table refers to the Banking Group only and gives the notional value of accounting hedging derivatives, classified in the regulatory banking book.

A.2.2 Banking book: end of period notional amounts - Other derivatives contracts

TRANSACTION TYPES/ UNDERLYING ASSETS	AMOUNTS AS AT 31.12.2007										AMOUNTS AS AT 31.12.2006	
	BONDS AND INTEREST RATES		EQUITY SECURITIES		EXCHANGE RATES AND GOLD		OTHER UNDERLYING		TOTAL		TOTAL	
	LISTED	UNLISTED	LISTED	UNLISTED	LISTED	UNLISTED	LISTED	UNLISTED	LISTED	UNLISTED	LISTED	UNLISTED
1. Forward rate agreements	-	-	-	-	-	-	-	-	-	-	-	-
2. Interest rate swaps	-	17,165,118	-	-	-	-	-	-	-	17,165,118	-	379,651
3. Domestic currency swaps	-	-	-	-	-	-	-	-	-	-	-	-
4. Currency interest rate swaps	-	-	-	-	-	34,090	-	-	-	34,090	-	2,657,556
5. Basis swaps	-	-	-	-	-	-	-	-	-	-	-	-
6. Stock index swaps	-	-	-	-	-	-	-	-	-	-	-	-
7. Commodity index swaps	-	-	-	-	-	-	-	-	-	-	-	-
8. Futures	-	-	527	-	-	-	-	-	527	-	-	-
9. Cap options	-	-	-	-	-	-	-	-	-	-	-	110,921
- Purchased	-	-	-	-	-	-	-	-	-	-	-	*149*
- Sold	-	-	-	-	-	-	-	-	-	-	-	*110,772*
10. Floor options	-	-	-	-	-	-	-	-	-	-	-	-
- Purchased	-	-	-	-	-	-	-	-	-	-	-	-
- Sold	-	-	-	-	-	-	-	-	-	-	-	-
11. Other options	-	1,413,696	-	3,592,523	-	-	-	-	-	5,006,219	-	2,363,303
- Purchased	-	105,046	-	15,494	-	-	-	-	-	120,540	-	36,952
- Plain vanilla	-	*62,940*	-	*15,494*	-	-	-	-	-	*78,434*	-	*36,952*
- Exotic	-	*42,106*	-	-	-	-	-	-	-	*42,106*	-	-
- Sold	-	1,308,650	-	3,577,029	-	-	-	-	-	4,885,679	-	2,326,351
- Plain vanilla	-	*1,308,650*	-	*3,458,105*	-	-	-	-	-	*4,766,755*	-	*2,250,726*
- Exotic	-	-	-	*118,924*	-	-	-	-	-	*118,924*	-	*75,625*
12. Forwards	-	138,670	-	-	-	7,591,141	-	-	-	7,729,811	-	6,556
- Purchased	-	*138,670*	-	-	-	*7,149,985*	-	-	-	*7,288,655*	-	*6,556*
- Sold	-	-	-	-	-	*441,156*	-	-	-	*441,156*	-	-
- Currencies/ Currencies	-	-	-	-	-	-	-	-	-	-	-	-
13. Other derivative contracts	-	-	-	-	-	-	-	-	-	-	-	-
TOTAL	**-**	**18,717,484**	**527**	**3,592,523**	**-**	**7,625,231**	**-**	**-**	**527**	**29,935,238**	**-**	**5,517,987**
AVERAGE AMOUNTS	**-**	**6,404,871**	**176**	**1,942,781**	**-**	**3,433,789**	**-**	**36,301**	**176**	**11,817,742**	**n.a.**	**n.a.**

This table refers to the Banking Group only and gives the notional value of financial derivatives recognized as "financial assets/liabilities held for trading" belonging to the regulatory banking book (as shown in Tables 2.1 assets and 4.1 liabilities as "Financial derivatives: Other" and "Financial derivatives: Fair Value Hedges").

Part E) Information on risks and related risk management policies (Continued)

A.3 Financial derivatives: purchases and sales of underlying assets

	AMOUNTS AS AT 31.12.2007					
	BONDS AND INTEREST RATES		EQUITY SECURITIES AND SHARE INDICES		EXCHANGE RATES AND GOLD	
TRANSACTION TYPES/UNDERLYINGS	LISTED	UNLISTED	LISTED	UNLISTED	LISTED	UNLISTED
A. Regulatory trading book:	**182,249,734**	**3,554,044,719**	**89,855,508**	**190,994,322**	**65,897**	**649,915,448**
1. With underlying asset exchange	2,979,161	1,580,941	6,402,493	26,603,221	65,897	151,594,253
- Purchases (*)	*1,026,267*	*497,744*	*2,771,135*	*12,226,462*	*59,122*	*83,237,303*
- Sales (*)	*1,952,894*	*1,083,197*	*3,631,358*	*14,376,759*	*4,610*	*56,610,932*
- Foreign currencies / Foreign currencies (**)	-	-	-	-	*2,165*	*11,746,018*
2. With no underlying asset exchange	179,270,573	3,552,463,778	83,453,015	164,391,101	-	498,321,195
- Purchases (*)	*72,436,146*	*1,754,155,830*	*39,676,704*	*75,248,601*	-	*343,013,282*
- Sales (*)	*106,834,427*	*1,798,307,948*	*43,776,311*	*89,142,500*	-	*148,143,208*
- Foreign currencies / Foreign currencies (**)	-	-	-	-	-	*7,164,705*
B. Banking Book	**6,739,000**	**148,162,191**	**-**	**5,277,684**	**-**	**47,829,481**
B.1 Hedging	**6,739,000**	**129,444,707**	**-**	**1,685,161**	**-**	**40,204,250**
1. With underlying asset exchange	527,000	-	-	555,218	-	37,018,060
- Purchases (*)	*300,000*	-	-	-	-	*35,526,029*
- Sales (*)	*227,000*	-	-	*555,218*	-	*214,795*
- Foreign currencies / Foreign currencies (**)	-	-	-	-	-	*1,277,236*
2. With no underlying asset exchange	6,212,000	129,444,707	-	1,129,943	-	3,186,190
- Purchases (*)	*5,338,000*	*67,058,745*	-	*1,129,943*	-	*3,185,592*
- Sales (*)	*874,000*	*62,385,962*	-	-	-	*598*
- Foreign currencies / Foreign currencies (**)	-	-	-	-	-	-
B.2 Other derivatives	**-**	**18,717,484**	**-**	**3,592,523**	**-**	**7,625,231**
1. With underlying asset exchange	-	18,675,378	-	-	-	7,576,759
- Purchases (*)	-	*9,575,423*	-	-	-	*3,782,485*
- Sales (*)	-	*9,099,955*	-	-	-	*3,782,484*
- Foreign currencies / Foreign currencies (**)	-	-	-	-	-	*11,790*
2. With no underlying asset exchange	-	42,106	-	3,592,523	-	48,472
- Purchases (*)	-	-	-	*115,494*	-	-
- Sales (*)	-	*42,106*	-	*3,477,029*	-	*34,608*
- Foreign currencies / Foreign currencies (**)	-	-	-	-	-	*13,864*
TOTAL	**188,988,734**	**3,702,206,910**	**89,855,508**	**196,272,006**	**65,897**	**697,744,929**

(*) Settled in euro
(**) Other than Euro

This table refers to the Banking Group only and gives the notional value of the contracts classifying as purchases for 'long' or investment exposures and as sales for 'short' or debt exposures.
The "exchange rates and gold" column shows currency interest-rate swaps and other Fx & Gold derivative contracts.

AMOUNTS AS AT 31.12.2007				AMOUNTS AS AT 31.12.2006	
OTHER UNDERLYING		TOTAL		TOTAL	
LISTED	UNLISTED	LISTED	UNLISTED	LISTED	UNLISTED
720,910	**4,648,113**	**272,892,049**	**4,399,602,602**	**295,184,093**	**3,655,823,991**
720,723	3,512,757	10,168,274	183,291,172	8,942,355	100,419,737
433,432	426,124	4,289,956	96,387,633	4,485,122	22,397,362
287,291	481,850	5,876,153	72,552,738	4,457,233	15,420,448
-	2,604,783	2,165	14,350,801	-	62,601,927
187	1,135,356	262,723,775	4,216,311,430	286,241,738	3,555,404,254
187	*591,133*	*112,113,037*	*2,173,008,846*	*140,641,237*	*1,817,161,199*
-	*544,223*	*150,610,738*	*2,036,137,879*	*145,600,501*	*1,721,633,558*
-	-	-	*7,164,705*	-	*16,609,497*
-	**-**	**6,739,000**	**201,269,356**	**5,622,000**	**224,166,949**
-	**-**	**6,739,000**	**171,334,118**	**5,622,000**	**218,648,962**
-	-	527,000	37,573,278	715,000	34,169,607
-	-	300,000	35,526,029	183,000	24,405,106
-	-	227,000	770,013	532,000	479,418
-	-	-	1,277,236	-	9,285,083
-	-	6,212,000	133,760,840	4,907,000	184,479,355
-	-	5,338,000	71,374,280	2,581,000	92,432,451
-	-	874,000	62,386,560	2,326,000	92,046,904
-	-	-	-	-	-
-	**-**	**-**	**29,935,238**	**-**	**5,517,987**
-	-	-	26,252,137	-	10,184
-	-	-	13,357,908	-	6,556
-	-	-	12,882,439	-	1,936
-	-	-	11,790	-	1,692
-	-	-	3,683,101	-	5,507,803
-	-	-	115,494	-	3,560,350
-	-	-	3,553,743	-	1,926,657
-	-	-	13,864	-	20,796
720,910	**4,648,113**	**279,631,049**	**4,600,871,958**	**300,806,093**	**3,879,990,940**

Part E) Information on risks and related risk management policies (Continued)

A.4 OTC financial derivatives: positive fair value - counterparty risk

	BONDS AND INTEREST RATES			EQUITY SECURITIES AND SHARE INDICES		
COUNTERPARTY/UNDERLYING ASSETS	GROSS AMOUNT NOT SETTLED	GROSS AMOUNT SETTLED	POTENTIAL FUTURE EXPOSURE (ADD-ON) (NON OFFSET CONTRACTS)	GROSS AMOUNT NOT SETTLED	GROSS AMOUNT SETTLED	POTENTIAL FUTURE EXPOSURE (ADD-ON) (NON OFFSET CONTRACTS)
A. Regulatory trading book:						
A.1 Central Governments and banks	1,317	5,253	4,275	-	-	-
A.2 Public bodies	385,357	2,617	79,731	144	-	1
A.3 Banks	2,079,456	27,580,363	5,223,427	582,141	7,463,833	3,006,738
A.4 Financial companies	311,670	2,960,152	566,347	3,944,804	1,668,484	2,958,610
A.5 Insurance companies	8,183	62,948	9,533	5,011	2,048	1,130
A.6 Non-financial enterprises	1,424,321	238,250	506,309	89,927	3,000	9,925
A.7 Other entities	32,548	19,000	9,997	142,049	-	131,185
Total A 31.12.2007	**4,242,852**	**30,868,583**	**6,399,619**	**4,764,076**	**9,137,365**	**6,107,589**
Total A 31.12.2006	**5,159,325**	**30,790,589**	**5,624,574**	**3,756,199**	**9,611,414**	**6,830,521**
B. Banking Book:						
B.1 Central Governments and banks	-	-	-	-	-	-
B.2 Public bodies	-	433	-	-	-	-
B.3 Banks	412,880	949,427	333,653	16,232	1,203	268,733
B.4 Financial companies	21,590	7,000	7,545	13,811	121,000	83,279
B.5 Insurance companies	3,657	-	644	-	-	-
B.6 Non-financial enterprises	31,782	155	16,836	59,610	2,000	13,411
B.7 Other entities	1,210	-	882	11,548	-	3,440
Total B 31.12.2007	**471,119**	**957,015**	**359,560**	**101,201**	**124,203**	**368,863**
Total B 31.12.2006	**1,063,836**	**1,220,650**	**316,260**	**157,797**	**105,428**	**96,746**

These tables refer to the Banking Group only and do not include derivatives listed in regulated markets which protect the participants against counterparty risk.
The "gross amount not settled" column gives the fair value of derivatives that are not covered by netting agreements.
The "gross amount settled" column gives the fair value of derivatives that are covered by netting agreements gross of the effect of the agreements.
The "Offsetting agreement effects" gives the net value of derivatives that are covered by netting agreements.

EXCHANGE RATES AND GOLD			OTHER VALUES			OFFSETTING AGREEMENT EFFECTS	
GROSS AMOUNT NOT SETTLED	GROSS AMOUNT SETTLED	POTENTIAL FUTURE EXPOSURE (ADD-ON) (NON OFFSET CONTRACTS)	GROSS AMOUNT NOT SETTLED	GROSS AMOUNT SETTLED	POTENTIAL FUTURE EXPOSURE (ADD-ON) (NON OFFSET CONTRACTS)	OFFSET	POTENTIAL FUTURE EXPOSURE (ADD-ON) (OFFSET CONTRACTS)
16,721	10,797	19,018	-	-	-	-	-
33,975	506	19,206	-	-	10,000	-	-
1,600,159	6,108,995	5,545,976	161,549	19,282	59,539	5,760,545	11,978,521
230,126	578,453	435,368	50,000	2,208	51,000	1,059,972	1,620,480
190	-	378	-	-	-	14,000	8,000
1,284,042	662,776	550,430	252,513	1,189	30,282	582,889	480,627
33,878	39,000	34,634	615	-	-	46,000	32,000
3,199,091	**7,400,527**	**6,605,010**	**464,677**	**22,679**	**150,821**	**7,463,406**	**14,119,628**
1,771,996	**4,883,720**	**4,415,936**	**49,261**	**54,608**	**74,245**	**8,408,287**	**13,172,814**
-	-	-	-	-	-	-	-
-	-	-	-	-	-	433	-
33,732	98,450	126,625	-	-	-	31,130	77,000
12,943	4,000	9,027	-	-	-	41,000	86,000
-	-	-	-	-	-	-	-
12,664	2,000	6,272	-	-	-	2,000	3,000
-	68	-	-	-	-	-	-
59,339	**104,518**	**141,924**	**-**	**-**	**-**	**74,563**	**166,000**
194,117	**42,153**	**40,788**	**78**	**-**	**107**	**129,302**	**160,937**

Part E) Information on risks and related risk management policies (Continued)

A.5 OTC financial derivatives: negative fair value - financial risk

COUNTERPARTY/UNDERLYINGS	BONDS AND INTEREST RATES			EQUITY SECURITIES AND SHARE INDICES		
	GROSS AMOUNT NOT SETTLED	GROSS AMOUNT SETTLED	POTENTIAL FUTURE EXPOSURE (ADD-ON) (NON OFFSET CONTRACTS)	GROSS AMOUNT NOT SETTLED	GROSS AMOUNT SETTLED	POTENTIAL FUTURE EXPOSURE (ADD-ON) (NON OFFSET CONTRACTS)
A. Regulatory trading book:						
A.1 Central Governments and banks	3,864	176	-	-	-	-
A.2 Public bodies	197,758	2,818	40,894	-	-	-
A.3 Banks	1,444,150	27,586,233	5,080,714	530,714	9,585,282	3,507,988
A.4 Financial companies	348,240	3,716,194	668,116	4,202,072	1,195,818	3,362,862
A.5 Insurance companies	5,556	76,955	32,881	46,973	60,308	39,162
A.6 Non-financial enterprises	574,358	242,181	335,465	127,620	43,000	43,921
A.7 Other entities	562,226	12,000	6,289	765,196	-	111,525
Total A 31.12.2007	**3,136,152**	**31,636,557**	**6,164,359**	**5,672,575**	**10,884,408**	**7,065,458**
Total A 31.12.2006	**4,370,116**	**31,801,877**	**4,904,842**	**4,386,292**	**10,301,173**	**23,044,584**
B. Banking Book:						
B.1 Central Governments and banks	-	-	-	-	-	-
B.2 Public bodies	10,000	-	2,000	-	-	-
B.3 Banks	271,391	1,141,860	475,848	30,780	-	63,699
B.4 Financial companies	28,202	95,428	7,780	-	2,000	3,279
B.5 Insurance companies	-	-	-	-	-	-
B.6 Non-financial enterprises	95,490	6,698	11,376	-	-	13,378
B.7 Other entities	65	-	300	516,113	-	287,214
Total B 31.12.2007	**405,148**	**1,243,986**	**497,304**	**546,893**	**2,000**	**367,570**
Total B 31.12.2006	**498,715**	**1,412,568**	**327,066**	**351,783**	**62,451**	**231,392**

These tables refer to the Banking Group only and do not include derivatives listed in regulated markets which protect the participants against counterparty risk.
The "gross amount not settled" column gives the fair value of derivatives that are not covered by netting agreements.
The "gross amount settled" column gives the fair value of derivatives that are covered by netting agreements gross of the effect of the agreements.
The "Offsetting agreement effects" gives the net value of derivatives that are covered by netting agreements.

EXCHANGE RATES AND GOLD			OTHER VALUES			OFFSETTING AGREEMENTS EFFECTS	
GROSS AMOUNT NOT SETTLED	GROSS AMOUNT SETTLED	POTENTIAL FUTURE EXPOSURE (ADD-ON) (NON OFFSET CONTRACTS)	GROSS AMOUNT NOT SETTLED	GROSS AMOUNT SETTLED	POTENTIAL FUTURE EXPOSURE (ADD-ON) (NON OFFSET CONTRACTS)	OFFSET	POTENTIAL FUTURE EXPOSURE (ADD-ON) (OFFSET CONTRACTS)
29,703	15,873	34,397	-	-	-	-	-
57,016	305	14,457	35,000	-	15,000	-	-
1,861,693	7,014,745	5,169,598	166,000	7,548	28,000	9,017,483	13,538,301
226,844	782,878	486,529	59,000	237	19,000	1,542,231	1,705,222
1,554	2,000	7,567	-	-	-	87,267	33,246
754,491	605,398	423,360	243,261	937	32,233	575,733	369,550
31,933	14,722	19,193	233	-	-	14,722	18,174
2,963,234	**8,435,921**	**6,155,101**	**503,494**	**8,722**	**94,233**	**11,237,436**	**15,664,493**
1,656,036	**4,581,539**	**3,907,152**	**74,498**	**31,632**	**33,840**	**7,161,612**	**12,935,974**
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-
819,086	181,803	634,651	-	-	-	67,707	58,000
-	-	-	-	-	-	8,000	6,000
-	-	-	-	-	-	-	-
65,331	75,000	39,306	-	-	-	74,000	29,000
-	733	-	-	-	-	664	-
884,417	**257,536**	**673,957**	**-**	**-**	**-**	**150,371**	**93,000**
643,623	**55,519**	**54,624**	**9,380**	**-**	**12,962**	**126,187**	**118,491**

Part E) Information on risks and related risk management policies (Continued)

A.6 OTC financial derivatives - residual life: NV				
UNDERLYING ASSETS/RESIDUAL MATURITY	UP TO 1 YEAR	FROM 1 TO 5 YEARS	OVER 5 YEARS	TOTAL
A. Regulatory trading book	**2,061,676,853**	**1,618,933,092**	**1,081,900,205**	**4,762,510,150**
A.1 Financial derivative contracts on debt securities and interest rates	1,478,543,494	1,351,683,680	996,083,308	3,826,310,482
A.2 Financial derivative contracts on equity securities and share indices	106,195,383	130,539,523	44,114,394	280,849,300
A.3 Financial derivative contracts on exchange rates and gold	475,312,810	134,037,304	40,631,231	649,981,345
A.4 Financial derivative contracts on other underlying assets	1,625,166	2,672,585	1,071,272	5,369,023
B. Banking book	**139,093,192**	**37,308,216**	**36,511,297**	**212,912,705**
B.1 Financial derivative contracts on debt securities and interest rates	95,865,996	30,394,271	33,544,743	159,805,010
B.2 Financial derivative contracts on equity securities and share indices	825,899	2,980,869	1,471,446	5,278,214
B.3 Financial derivative contracts on exchange rates and gold	42,401,297	3,933,076	1,495,108	47,829,481
B.4 Financial derivative contracts on other underlying assets	-	-	-	-
Total 31.12.2007	**2,200,770,045**	**1,656,241,308**	**1,118,411,502**	**4,975,422,855**
Total 31.12.2006	**1,717,981,344**	**1,435,617,067**	**865,629,577**	**4,019,227,988**

B. CREDIT DERIVATIVES

B.1 Credit derivatives: notional amounts	REGULATORY TRADING		OTHER TRANSACTIONS	
	WITH SINGLE COUNTERPART	WITH MORE THAN ONE COUNTERPART (BASKET)	WITH SINGLE COUNTERPART	WITH MORE THAN ONE COUNTERPART (BASKET)
TRANSACTION CATEGORIES	NOTIONAL AMOUNT	NOTIONAL AMOUNT	NOTIONAL AMOUNT	NOTIONAL AMOUNT
1. Purchase of protection				
1.1 With underlying asset exchange (with a specific description of contract types)	*77,045,561*	*95,267,174*	*1,980,000*	*34,000*
1.2 With no underlying asset exchange (with a specific description of contract types)	*7,337,000*	*17,075,000*	*7,785,890*	*2,822,733*
Total 31.12.2007	**84,382,561**	**112,342,174**	**9,765,890**	**2,856,733**
Average amounts	**79,354,611**	**88,250,636**	**8,389,966**	**2,157,775**
Total 31.12.2006	**67,944,266**	**67,280,400**	**12,122,658**	**3,616,592**
2. Sale of protection				
2.1 With underlying asset exchange (with a specific description of contract types)	*73,556,125*	*100,769,600*	*721,483*	-
2.2 With no underlying asset exchange (with a specific description of contract types)	*6,266,500*	*27,427,000*	*10,000*	-
Total 31.12.2007	**79,822,625**	**128,196,600**	**731,483**	-
Average amounts	**71,658,522**	**91,448,993**	**849,370**	**768,759**
Total 31.12.2006	**56,662,079**	**66,620,000**	**1,198,454**	**1,638,000**

B.2 Credit derivatives: positive fair value - counterparty risk

TYPE OF TRANSACTION/AMOUNTS	NOTIONAL AMOUNT	POSITIVE FAIR VALUE	POTENTIAL FUTURE EXPOSURE (ADD-ON)
A. REGULATORY TRADING BOOK:	**193,263,508**	**2,911,728**	**17,075,205**
A.1 Purchases of protection- counterparty:	**73,017,448**	**2,662,778**	**5,876,072**
1. Central Governments and central banks	-	-	-
2. Public bodies	1,077,000	21,817	55,000
3. Banks	48,825,321	1,735,693	3,809,904
4. Financial companies	23,058,127	903,985	2,008,168
5. Insurance companies	2,000	-	-
6. Non-financial enterprises	55,000	1,283	3,000
7. Other entities	-	-	-
A.2 Sales of protection - counterparty:	**120,246,060**	**248,950**	**11,199,133**
1. Central Governments and central banks	-	-	-
2. Public bodies	1,319,000	5,284	129,000
3. Banks	82,790,320	186,926	7,665,277
4. Financial companies	25,216,740	31,249	2,314,856
5. Insurance companies	880,000	1,812	86,000
6. Non-financial enterprises	10,040,000	23,679	1,004,000
7. Other entities	-	-	-
B. BANKING BOOK	**5,710,149**	**7,000**	**516,247**
B.1 Purchases of protection - counterparty:	**5,468,666**	**7,000**	**493,199**
1. Central Governments and central banks	-	-	-
2. Public bodies	128,000	1,000	7,000
3. Banks	3,777,860	-	353,596
4. Financial companies	1,035,602	1,000	81,583
5. Insurance companies	10,000	-	1,000
6. Non-financial enterprises	327,000	5,000	31,000
7. Other entities	190,204	-	19,020
B.2 Sales of protection - counterparty:	**241,483**	**-**	**23,048**
1. Central Governments and central banks	-	-	-
2. Public bodies	-	-	-
3. Banks	-	-	-
4. Financial companies	218,483	-	21,048
5. Insurance companies	-	-	-
6. Non-financial enterprises	23,000	-	2,000
7. Other entities	-	-	-
TOTAL 31.12.2007	**198,973,657**	**2,918,728**	**17,591,452**
TOTAL 31.12.2006	**135,339,410**	**1,793,150**	**10,636,476**

Part E) Information on risks and related risk management policies (CONTINUED)

B.3 Credit derivatives: negative fair value - financial risk

COUNTERPARTS / UNDERLYINGS	NOTIONAL AMOUNT	NEGATIVE FAIR VALUE
A. REGULATORY TRADING BOOK:		
A.1 Purchases of protection - counterparty:		
1. Central Governments and central banks	-	-
2. Public bodies	730,000	2,752
3. Banks	87,576,602	306,918
4. Financial companies	26,001,291	67,160
5. Insurance companies	826,000	1,937
6. Non-financial enterprises	9,218,000	24,331
7. Other entities	-	-
TOTAL 31.12.2007	**124,351,893**	**403,098**
TOTAL 31.12.2006	**106,561,202**	**891,160**

B4. Credit derivatives - residual life: NV

UNDERLYING ASSETS/RESIDUAL MATURITY	UP TO 1 YEAR	OVER 1 YEAR TO 5 YEARS	OVER 5 YEARS	TOTAL
A. Regulatory trading book	**39,179,396**	**273,524,298**	**92,040,266**	**404,743,960**
A.1 Credit derivatives with qualified reference obligation	12,948,751	59,034,107	15,963,411	87,946,269
A.2 Credit derivatives with not qualified reference obligation	26,230,645	214,490,191	76,076,855	316,797,691
B. Banking book	**315,263**	**2,982,905**	**10,055,938**	**13,354,106**
B.1 Credit derivatives with qualified reference obligation	43,000	1,145,000	3,553,364	4,741,364
B.2 Credit derivatives with not qualified reference obligation	272,263	1,837,905	6,502,574	8,612,742
Total 31.12.2007	**39,494,659**	**276,507,203**	**102,096,204**	**418,098,066**
Total 31.12.2006	**38,693,535**	**157,844,142**	**80,544,774**	**277,082,451**

Section 3 - Liquidity risk

QUALITATIVE INFORMATION

A. General aspects, operational processes and methods for measuring liquidity risk

Definition and Sources of Liquidity Risk
Liquidity risk is a term used to indicate the possibility that a bank may encounter difficulties in meeting expected or unforeseen cash payments or delivery obligations, thereby impairing daily operations or the financial condition of the bank.

The UniCredit Group defines liquidity risk components as follows:
1. **Liquidity mismatch risk:** the risk that the amounts and/or timing of cash inflows and outflows will not coincide;
2. **Liquidity contingency risk:** the risk that unexpected future events may require a greater than expected amount of liquidity. This risk can be generated by events such as loans not being repaid, the need to finance new operations, difficulty in selling liquid assets or obtaining cash in times of crisis.
3. **Market liquidity risk:** the risk that the bank may liquidate assets at a loss due to market conditions. This risk is managed by those responsible for the different trading portfolios and is measured and monitored in accordance with market risk management criteria.
4. **Operational liquidity risk:** the risk that a party will not meet payment obligations due to errors, breaches, failures or damage due to internal processes, people, systems or external events, while still remaining solvent;
5. **Funding risk:** the risk of a potential increase in the cost of funding due to changes in an entity's rating (internal factor) and/or a widening of credit spreads (market factor);
6. **Margin calls liquidity risk:** this refers to a situation in which the bank is contractually required to provide new collateral and/or margin payments to cover its financial instrument positions.

Basic Principles of the Liquidity Risk Management Model and the Unit Responsible for LRM
The Group's objective is to fund its operations at best interest rate conditions under normal operating circumstances and to remain in a position to meet payment obligations in the event of a liquidity crisis.

The basic principles underlying the Group's internal liquidity management are as follows:
1. Centralization of liquidity management functions
2. Diversification of sources of funding based on geographic location, counterparties, currency and funding instruments
3. Management of short-term liquidity in accordance with the applicable regulatory framework in the countries where the Group operates
4. Issuance of financial instruments in order to meet prudential capital ratio targets.

This methodological and operational framework is part of the Group Liquidity Policy, which was drawn up by the Group's Finance Area Finanza in concert with the Group's Market Risk Management function and adopted by all Group entities. The Group's liquidity management rules are based on two principles.

1. **Short-term liquidity management**, the purpose of which is to ensure that anticipated and unforeseen obligations to make cash payments are met by maintaining a sustainable balance between inflows and outflows. Management in this area is an essential condition to ensure the continuity of day-to-day banking operations;
2. **Management of structural liquidity**, the purpose of which is to maintain an appropriate balance between overall liabilities and medium- to long-term assets in order to avoid pressures on current and future short-term liquidity sources.

Group liquidity risk management functions are carried out by the Group HQ's Finance Area, which falls under the responsibility of the Group's Chief Financial Officer (CFO). The Market Risk Management Area, headed by the Group's Chief Risk Officer (CRO), is charged with setting operating limits.

Group HQ manages the Group's liquidity, ensuring that consolidated thresholds are met and setting out the relevant tactical and structural funding strategies. If any of the Group's banks or companies experiences liquidity problems, Group HQ is also responsible for implementing, managing and coordinating the Group's Liquidity Contingency Plan.

In performing these duties, Group HQ works with the Regional Liquidity Centres, i.e. - under the Liquidity Policy - the Liquidity Centre for Italy, Milan; Liquidity Centre for Germany, Munich; Liquidity Centre for Austria and CEE banks, Vienna; and Liquidity Centre for Poland, Warsaw. Regional Liquidity Centres are responsible at local level for all the banks and companies included in their consolidation scope and act as "sub-holding" companies by receiving and managing cash flows. In addition to ensuring compliance with local liquidity policies and minimum capital requirements imposed by national regulators, Regional Liquidity Centres are responsible for optimising funding activities in their markets and with their customers through functional specialisation.

Part E) Information on risks and related risk management policies (Continued)

Net cash flows from the Group's Regional Liquidity Centres are concentrated and managed at the parent company level. The latter employs a centralised management system for cash flows.

This centralised approach to liquidity risk management aims to:
1. Reduce overall borrowing requirements from non-Group counterparties and
2. Optimize access to liquidity markets by leveraging the Group's credit rating and minimizing funding costs.

Methods and Tools
Regional Liquidity Centres run daily cash flow reports to measure short-term liquidity risk. These reports are then assessed against available liquid asset reserves, consisting primarily of the most liquid securities available. In addition, several stress scenarios are simulated based on liquidity profiles, not least to verify whether established liquidity thresholds are adequate.

The Group's structural liquidity management is aimed at ensuring its financial equilibrium in terms of maturities with a time horizon greater than one year. Typical measures taken for this purpose are as follows:
1. Lengthening its liabilities maturity profile in order to reduce dependence on less stable sources of funding, while at the same time optimizing the cost of funding (integrated management of strategic and tactical liquidity); and
2. Reconciling medium- to long-term wholesale funding requirements with the need to minimize cost by diversifying the sources of funding, national markets, currencies of issuance and the instruments used (in accordance with the Funding Plan).

On the basis of its structured liquidity policy, the Group has kept as a guiding principle that of moderate maturity transformation.

Risk Monitoring and Financial Planning
The duty of monitoring the Group's liquidity risk position has been entrusted, on the basis of their role and functions, to the Treasury, Asset Liability Management and Market Risk Management Units of each Group entity and at Group HQ.

This is performed at Group level and consists of analysis, classification and management of the cash flow gap for all maturities together with a check on observance of limits using appropriate methods and frequency according to the level of analysis (daily for short-term liquidity and monthly for structural liquidity).

Short-term liquidity is monitored using a maturity ladder showing all cash flows with daily maturities starting from overnight out to 30 years. Structural liquidity is monitored by incorporating a dynamic projection of business growth in terms of customer loans and deposits. The Group's annual financial plan is drafted through a planning process that is consistent with the criteria applied in setting out budget objectives and complies with regulatory requirements.

The structural liquidity profile and the compilation of the annual funding plan are regularly monitored and updated by the Group Asset Liability Management unit.

At the end of 2007, the Group continued to maintain surplus medium- to long-term structural liquidity.

QUANTITATIVE INFORMATION

1. Time breakdown by contractual residual maturity of financial assets and liabilities

ITEMS/MATURITIES	ON DEMAND	1 TO 7 DAYS	7 TO 15 DAYS	15 DAYS TO 1 MONTH	1 TO 3 MONTHS	3 TO 6 MONTHS	6 MONTHS TO 1 YEAR	1 TO 5 YEARS	OVER 5 YEARS
	AMOUNTS AS AT 31.12.2007								
Balance-sheet assets	**122,414,850**	**19,738,791**	**8,745,452**	**34,370,936**	**79,068,868**	**39,786,809**	**47,365,895**	**177,697,118**	**274,427,407**
A.1 Government securities	185,780	183,420	925,183	542,275	1,956,569	942,949	1,958,457	12,698,471	10,017,786
A.2 Debt securities	122,427	205,000	483,629	1,326,584	7,396,088	2,762,208	6,912,317	33,219,892	34,369,790
A.3 Other equity securities	9,086	166	271	215,182	1,296,392	1,038,546	1,901,777	1,820,752	4,694,965
A.4 Units in investment funds	234,578	-	-	-	-	-	-	-	9,875,990
A.5 Loans	121,862,979	19,350,205	7,336,369	32,286,895	68,419,819	35,043,106	36,593,344	129,958,003	215,468,876
- Banks	*50,960,364*	*10,672,297*	*3,799,473*	*13,617,044*	*27,455,704*	*7,138,694*	*7,386,150*	*7,392,401*	*6,550,620*
- Customers	*70,902,615*	*8,677,908*	*3,536,896*	*18,669,851*	*40,964,115*	*27,904,412*	*29,207,194*	*122,565,602*	*208,918,256*
Balance-sheet liabilities	**230,279,630**	**37,068,136**	**20,190,737**	**46,550,328**	**168,048,779**	**39,026,663**	**40,926,908**	**117,675,177**	**110,262,416**
B.1 Deposits	205,155,340	21,504,324	7,860,462	28,161,373	75,834,272	12,150,469	10,290,297	11,718,324	27,397,308
- Banks	*16,657,672*	*9,453,095*	*3,509,696*	*10,508,564*	*37,925,716*	*6,034,188*	*4,451,450*	*3,862,790*	*3,139,777*
- Customers	*188,497,668*	*12,051,229*	*4,350,766*	*17,652,809*	*37,908,556*	*6,116,281*	*5,838,847*	*7,855,534*	*24,257,531*
B.2 Debt securities in issue	622,577	4,646,000	6,959,581	8,250,509	35,208,655	16,720,635	23,810,957	97,751,335	58,227,646
B.3 Other liabilities	24,501,713	10,917,812	5,370,694	10,138,446	57,005,852	10,155,559	6,825,654	8,205,518	24,637,462
"Off balance sheet "transactions"									
C.1 Financial derivatives with exchange of principal									
- long positions	*578,563*	*12,279,746*	*13,405,515*	*12,387,763*	*31,254,383*	*17,960,594*	*15,747,749*	*14,315,017*	*3,945,949*
- short positions	*578,545*	*11,653,886*	*13,595,482*	*12,298,731*	*28,336,970*	*19,371,056*	*17,055,811*	*16,675,940*	*5,539,546*
C.2 Deposits and borrowings to be received									
- long positions	*1,297,014*	*1,711,074*	*75,227*	*2,395*	*162,967*	*50*	*30*	-	*7*
- short positions	*207,001*	*1,287,619*	*278,086*	*170,611*	*663,409*	*501,848*	*138,394*	*1,795*	-
C. 3 Irrevocable commitments to disburse funds									
- long positions	*14,040,260*	*2,070,515*	*647,244*	*1,740,922*	*8,014,979*	*8,552,967*	*11,894,850*	*52,765,420*	*17,754,701*
- short positions	*28,366,809*	*2,028,412*	*677,094*	*451,718*	*7,729,200*	*6,582,268*	*10,656,613*	*35,320,307*	*10,461,090*

Part E) Information on risks and related risk management policies (Continued)

1.1 Time breakdown by contractual residual maturity of financial assets and liabilities: euro

	AMOUNTS AS AT 31.12.2007								
ITEMS/MATURITIES	ON DEMAND	1 TO 7 DAYS	7 TO 15 DAYS	15 DAYS TO 1 MONTH	1 TO 3 MONTHS	3 TO 6 MONTHS	6 MONTHS TO 1 YEAR	1 TO 5 YEARS	OVER 5 YEARS
Balance-sheet assets	**108,368,443**	**14,620,553**	**5,021,172**	**24,975,040**	**62,678,237**	**31,165,227**	**30,922,864**	**135,779,398**	**220,560,067**
A.1 Government securities	27	11,563	758,317	162,229	1,004,902	516,164	1,134,149	7,171,900	6,822,572
A.2 Debt securities	73,840	105,709	322,017	560,264	6,053,795	1,887,935	5,079,078	24,809,278	25,938,334
A.3 Other equity securities	9,086	166	9	213,101	279,350	1,036,664	1,821,222	1,672,947	3,333,782
A.4 Units in investment funds	82,932	-	-	-	-	-	-	-	9,518,092
A.5 Loans	108,202,558	14,503,115	3,940,829	24,039,446	55,340,190	27,724,464	22,888,415	102,125,273	174,947,287
- Banks	*43,244,244*	*7,407,951*	*1,549,763*	*9,751,756*	*22,525,564*	*5,735,693*	*3,865,623*	*6,331,204*	*5,280,478*
- Customers	*64,958,314*	*7,095,164*	*2,391,066*	*14,287,690*	*32,814,626*	*21,988,771*	*19,022,792*	*95,794,069*	*169,666,809*
Balance-sheet liabilities	**200,074,225**	**23,062,209**	**9,189,147**	**27,510,634**	**118,293,420**	**22,438,828**	**23,141,468**	**98,768,585**	**78,793,228**
B.1 Deposits	178,328,381	11,218,315	3,113,106	14,747,507	53,357,122	5,911,860	5,158,247	5,804,050	8,234,183
- Banks	*9,342,810*	*3,901,357*	*1,376,318*	*5,617,662*	*20,568,087*	*2,308,872*	*2,299,156*	*1,571,016*	*904,089*
- Customers	*168,985,571*	*7,316,958*	*1,736,788*	*9,129,845*	*32,789,035*	*3,602,988*	*2,859,091*	*4,233,034*	*7,330,094*
B.2 Debt securities in issue	557,195	1,656,780	1,819,707	5,010,541	16,515,790	8,186,258	12,096,016	86,333,619	49,832,488
B.3 Other liabilities	21,188,649	10,187,114	4,256,334	7,752,586	48,420,508	8,340,710	5,887,205	6,630,916	20,726,557
"Off balance sheet "transactions"									
C.1 Financial derivatives with exchange of principal									
- long positions	*578,563*	*6,269,478*	*3,644,244*	*5,638,242*	*14,548,041*	*6,508,865*	*4,928,812*	*6,682,065*	*1,937,927*
- short positions	*578,545*	*7,023,846*	*9,940,561*	*7,927,748*	*20,498,391*	*13,923,699*	*11,681,183*	*13,437,468*	*4,311,923*
C.2 Deposits and borrowings to be received									
- long positions	*501,369*	*1,484,104*	*62,366*	*2,395*	*160,490*	*49*	-	-	-
- short positions	*150,191*	*1,078,596*	*252,496*	*153,317*	*267,849*	*237,776*	*70,548*	-	-
C. 3 Irrevocable commitments to disburse funds									
- long positions	*12,380,001*	*1,897,295*	*513,239*	*629,906*	*6,798,739*	*5,760,625*	*8,997,888*	*43,914,765*	*12,825,001*
- short positions	*22,908,401*	*1,852,056*	*551,321*	*149,051*	*6,536,971*	*5,233,955*	*7,885,422*	*27,248,902*	*7,033,772*

1.2 Time breakdown by contractual residual maturity of financial assets and liabilities: dollar

	AMOUNTS AS AT 31.12.2007								
ITEMS/MATURITIES	ON DEMAND	1 TO 7 DAYS	7 TO 15 DAYS	15 DAYS TO 1 MONTH	1 TO 3 MONTHS	3 TO 6 MONTHS	6 MONTHS TO 1 YEAR	1 TO 5 YEARS	OVER 5 YEARS
Balance-sheet assets	**7,052,896**	**1,214,083**	**558,424**	**1,135,805**	**5,749,420**	**3,166,868**	**6,236,384**	**13,754,508**	**17,188,333**
A.1 Government securities	2	2,252	8,882	34,913	156,580	7,516	118,537	1,080,571	943,762
A.2 Debt securities	29,635	17,390	42,820	32,461	756,775	433,636	922,808	3,507,044	4,137,931
A.3 Other equity securities	-	-	262	340	13,639	1,882	49,998	35,906	1,351,982
A.4 Units in investment funds	-	-	-	-	-	-	-	-	210,240
A.5 Loans	7,023,259	1,194,441	506,460	1,068,091	4,822,426	2,723,834	5,145,041	9,130,987	10,544,418
- Banks	*4,199,882*	*544,947*	*361,168*	*432,138*	*2,995,408*	*984,315*	*3,215,648*	*684,374*	*414,286*
- Customers	*2,823,377*	*649,494*	*145,292*	*635,953*	*1,827,018*	*1,739,519*	*1,929,393*	*8,446,613*	*10,130,132*
Balance-sheet liabilities	**11,025,550**	**4,415,291**	**5,894,108**	**10,481,479**	**31,459,862**	**9,916,346**	**12,747,562**	**6,598,533**	**9,415,717**
B.1 Deposits	8,972,064	2,642,241	1,694,087	6,283,721	12,811,084	2,975,959	2,176,202	2,683,107	2,678,495
- Banks	*3,654,088*	*1,566,341*	*1,288,063*	*3,884,967*	*10,624,133*	*2,421,058*	*1,263,381*	*1,074,835*	*726,103*
- Customers	*5,317,976*	*1,075,900*	*406,024*	*2,398,754*	*2,186,951*	*554,901*	*912,821*	*1,608,272*	*1,952,392*
B.2 Debt securities in issue	45,425	1,731,291	4,082,675	2,338,296	14,419,284	6,296,300	10,274,053	3,302,994	5,314,627
B.3 Other liabilities	2,008,061	41,759	117,346	1,859,462	4,229,494	644,087	297,307	612,432	1,422,595
"Off balance sheet "transactions"									
C.1 Financial derivatives with exchange of principal									
- long positions	*-*	*4,171,711*	*8,819,797*	*5,737,691*	*13,573,037*	*9,225,142*	*8,853,502*	*3,206,019*	*342,973*
- short positions	*-*	*2,753,925*	*2,876,687*	*3,122,642*	*5,251,907*	*4,030,082*	*3,382,906*	*1,266,290*	*999,050*
C.2 Deposits and borrowings to be received									
- long positions	*551,568*	*47,460*	*4,111*	*-*	*524*	*1*	*30*	*-*	*-*
- short positions	*45,434*	*27,854*	*21,722*	*14,862*	*215,190*	*211,484*	*65,715*	*1,432*	*-*
C. 3 Irrevocable commitments to disburse funds									
- long positions	*376,326*	*20,077*	*1,404*	*430,193*	*430,288*	*781,731*	*494,171*	*3,372,171*	*715,603*
- short positions	*2,102,494*	*21,840*	*1,404*	*18,510*	*354,179*	*383,695*	*396,607*	*2,244,282*	*158,538*

Part E) Information on risks and related risk management policies (Continued)

1.3 Time breakdown by contractual residual maturity of financial assets and liabilities: other currencies

	AMOUNTS AS AT 31.12.2007								
ITEMS/MATURITIES	ON DEMAND	1 TO 7 DAYS	7 TO 15 DAYS	15 DAYS TO 1 MONTH	1 TO 3 MONTHS	3 TO 6 MONTHS	6 MONTHS TO 1 YEAR	1 TO 5 YEARS	OVER 5 YEARS
Balance-sheet assets	**6,993,511**	**3,904,155**	**3,165,856**	**8,260,091**	**10,641,211**	**5,454,714**	**10,206,647**	**28,163,212**	**36,679,007**
A.1 Government securities	185,751	169,605	157,984	345,133	795,087	419,269	705,771	4,446,000	2,251,452
A.2 Debt securities	18,952	81,901	118,792	733,859	585,518	440,637	910,431	4,903,570	4,293,525
A.3 Other equity securities	-	-	-	1,741	1,003,403	-	30,557	111,899	9,201
A.4 Units in investment funds	151,646	-	-	-	-	-	-	-	147,658
A.5 Loans	6,637,162	3,652,649	2,889,080	7,179,358	8,257,203	4,594,808	8,559,888	18,701,743	29,977,171
- Banks	*3,516,238*	*2,719,399*	*1,888,542*	*3,433,150*	*1,934,732*	*418,686*	*304,879*	*376,823*	*855,856*
- Customers	*3,120,924*	*933,250*	*1,000,538*	*3,746,208*	*6,322,471*	*4,176,122*	*8,255,009*	*18,324,920*	*29,121,315*
Balance-sheet liabilities	**19,179,855**	**9,590,636**	**5,107,482**	**8,558,215**	**18,295,497**	**6,671,489**	**5,037,878**	**12,308,059**	**22,053,471**
B.1 Deposits	17,854,895	7,643,768	3,053,269	7,130,145	9,666,066	3,262,650	2,955,848	3,231,167	16,484,630
- Banks	*3,660,774*	*3,985,397*	*845,315*	*1,005,935*	*6,733,496*	*1,304,258*	*888,913*	*1,216,939*	*1,509,585*
- Customers	*14,194,121*	*3,658,371*	*2,207,954*	*6,124,210*	*2,932,570*	*1,958,392*	*2,066,935*	*2,014,228*	*14,975,045*
B.2 Debt securities in issue	19,957	1,257,929	1,057,199	901,672	4,273,581	2,238,077	1,440,888	8,114,722	3,080,531
B.3 Other liabilities	1,305,003	688,939	997,014	526,398	4,355,850	1,170,762	641,142	962,170	2,488,310
"Off balance sheet "transactions"									
C.1 Financial derivatives with exchange of principal									
- long positions	-	*1,838,557*	*941,474*	*1,011,830*	*3,133,305*	*2,226,587*	*1,965,435*	*4,426,933*	*1,665,049*
- short positions	-	*1,876,115*	*778,234*	*1,248,341*	*2,586,672*	*1,417,275*	*1,991,722*	*1,972,182*	*228,573*
C.2 Deposits and borrowings to be received									
- long positions	*244,077*	*179,510*	*8,750*	-	*1,953*	-	-	-	*7*
- short positions	*11,376*	*181,169*	*3,868*	*2,432*	*180,370*	*52,588*	*2,131*	*363*	-
C. 3 Irrevocable commitments to disburse funds									
- long positions	*1,283,933*	*153,143*	*132,601*	*680,823*	*785,952*	*2,010,611*	*2,402,791*	*5,478,484*	*4,214,097*
- short positions	*3,355,914*	*154,516*	*124,369*	*284,157*	*838,050*	*964,618*	*2,374,584*	*5,827,123*	*3,268,780*

2. Distribution of financial liabilities by business sectors

EXPOSURES/COUNTERPARTIES	AMOUNTS AS AT 31.12.2007					
	GOVERNMENTS AND CENTRAL BANKS	OTHER GOVERNMENT ENTITIES	FINANCE COMPANIES	INSURANCE COMPANIES	NON-FINANCIAL COMPANIES	OTHER ENTITIES
1. Deposits from customers	8,969,113	10,139,923	30,462,777	4,335,143	139,623,761	196,591,523
2. Debt securities in issue	201,272	632,671	4,519,384	14,836,061	43,457,606	78,600,067
3. Financial liabilities held for trading	4,670,928	418,580	9,673,749	549,023	1,381,662	21,127,536
4. Financial liabilities carried at fair value through profit or loss	-	-	-	-	-	1,905,032
Total 31.12.2007	**13,841,313**	**11,191,174**	**44,655,910**	**19,720,227**	**184,463,029**	**298,224,158**
Total 31.12.2006	**10,108,601**	**9,337,257**	**43,848,224**	**27,238,447**	**115,618,645**	**288,258,222**

3. Distribution of liabilities by geographic area

	AMOUNTS AS AT 31.12.2007				
	ITALY	OTHER EUROPEAN COUNTRIES	AMERICAS	ASIA	REST OF THE WORLD
1. Deposits from customers	155,458,453	221,140,969	4,458,747	4,194,032	4,870,039
2. Deposits from banks	10,636,226	120,595,840	4,794,686	12,380,846	12,059,150
3. Debt securities issue	59,556,837	137,118,999	35,104,723	429,814	401,410
4. Financial liabilities held for trading	15,160,022	91,317,722	6,033,032	944,477	201,214
5. Financial liabilities carried at fair value through profit or loss	-	1,954,470	-	12,071	-
Total 31.12.2007	**240,811,538**	**572,128,000**	**50,391,188**	**17,961,240**	**17,531,813**
Total 31.12.2006	**149,211,972**	**518,682,328**	**50,783,961**	**18,684,693**	**8,778,386**

Part E) Information on risks and related risk management policies (Continued)

Section 4 - Operational risk

QUALITATIVE INFORMATION

A. General aspects, operational processes and methods for measuring liquidity risk

Operational risk

Operational risk is the risk of loss due to errors, infringements, interruptions, damages caused by internal processes or personnel or systems or caused by external events. This definition includes legal and compliance risks, but excludes strategic and reputational risk.
Operational events are resulting from inadequate or failed internal processes, personnel and systems or from systemic and other external events: internal or external fraud, employment practices and workplace safety, clients claims, products distribution, fines and penalties due to regulation breaches, damage to company's physical assets, business disruption and system failures, process management.

Group operational risk framework

UniCredit Group sets the operational risk management framework as a combination of policies and procedures for controlling, measuring and mitigating the operational risk of the Group and controlled Legal Entities.

The operational risk policies, applying to all Group Legal Entities, are common principles defining the roles of the company bodies, the operational risk management function as well as the relationship with other functions involved in operational risk monitoring and management.

The Parent company coordinates the Group companies according to the internal regulation and the Group operational risk control rulebook. Specific risk committees (risk committee, alco, operational risk committee) are set up to monitor risk exposure, to define risk appetite and mitigating actions, to approve measurement and control methods.

The methodology for data classification and completeness, scenario analysis, risk indicators, reporting and capital at risk measurement is set by the Parent company operational risk management function and applies to all Group Legal Entities.
A pivot element of the risk control framework is the operational risk management application, allowing the collection of the data required for operational risk control and capital measurement.

Following Capitalia acquisition, activities to align the new legal entities to the Group standards for operational risk management have been started.

In 2007 UniCredit Group has applied for the adoption of the Advanced Measurement Approach (AMA) for operational risk control and measurement.

Organizational structure and reporting

Parent company operational risk management unit, in the Risk management Department , Risk Control and Policies Area, establishes the calculation model for operational capital at risk and the guidelines for operational risk control activities, supporting and controlling the legal entities' operational risk management functions, in order to verify that Group standards are met in the implementation of control processes and methodologies.

A reporting system has been developed by Parent company to inform senior management and relevant bodies about the Group operational risk exposure and the risk mitigation actions.

Operational risk management

Operational risk management requires process reengineering to reduce the risk exposure, including outsourcing considerations, and insurance policies management, defining proper deductibles and policies' limits.

Regularly tested business continuity plans will also assure operational risk management in case of interruption of main business services.

The Risk committee (or other bodies in accordance to local regulations) reviews risks tracked by the operational risk functions of the Legal entities, with the support of functions involved in daily operational risk control, and monitors the risk mitigation initiatives.

Training

Specific operational risk training is provided by the Legal Entities' operational risk functions to staff, who can also rely on intranet learning programs. The Parent company supplies regular updates on relevant issues and topics to operational risk functions.

Risk capital measurement and allocation mechanism

UniCredit developed a proprietary model for measuring the capital at risk. The system for measuring operational risk is based on internal loss data, external loss data (consortium and public data) scenario generated loss data and risk indicators.

Capital at risk is calculated per event type class. For each risk class, severity and frequency of loss data are separately estimated to obtain the annual loss distribution through simulation, considering also insurance coverage. The severity distribution is estimated on internal, external and scenario generated data, while the frequency distribution is determined using only the internal data. An adjustment for key operational risk indicators is applied to each risk class. Annual loss distributions of each risk class are aggregated through a copula based method. Capital at risk is calculated at confidence level of 99,9% on the overall loss distribution for regulatory purposes and at confidence level 99,97% for internal purposes.

By the allocation mechanism, the individual legal entities' capital requirements are identified, reflecting the Legal Entities' risk exposure and risk management effectiveness.

B. Legal risks

There are lawsuits pending against entities of UniCredit Group. They are ordinary, physiological and split litigations, that have been duly analyzed in order, when seen as appropriate or necessary, to effect provisions in the amount believed suitable according to the circumstances, according to correct accounting principles. The unfavorable outcome of said lawsuits might, however, determine for UniCredit Group negative effects on the economic and financial situation, even though – as far as one can foresee at the moment – not such as to significantly affect its solvency.

The following are the passive litigations (excluding tax, labour and credit recovery lawsuits) involving UniCredit Group equal or exceeding the threshold of Euro 100 million in their amounts pending as of 31 December 2007:

Damage Action against UniCredit, its CEO and HypoVereinsbank's CEO

At the beginning of July 2007 eight hedge funds, being minority shareholders of **HypoVereinsbank (HVB)** submitted a writ of summons to the Munich Court for damages allegedly suffered by HVB as a consequence of some transactions regarding the transfer of shareholdings or business lines from HVB (after its entry into UniCredit Group) to UniCredit or to other UniCredit Group companies (or vice versa). In addition they argue that burdens of reorganization measures on HVB would have to be borne by UniCredit.

The defendants in the lawsuit are UniCredit, its CEO (Mr. Alessandro Profumo) and the CEO of HVB (Mr. Wolfgang Sprissler). The plaintiffs ask: (i) compensation for damages in the amount of **Euro 17.35 billion** payable to HVB; (ii) the Munich court to order UniCredit to pay to HVB's minority shareholders appropriate compensation in the form of a recurring benefit as from November 19, 2005 onwards.

The defendants, being aware of the risk that any lawsuit inevitably entails, are of the opinion that the claims are unfounded, bearing in mind that all the transactions referred to by the plaintiffs were effected on payment of considerations which were considered to be fair also on the basis of external independent opinions and evaluations. For these reasons no provisions has been made.

The defendants have filed their statements of defense with the Munich Court on February 25, 2008; the date of the first hearing has not yet been set by the Court.

Cirio

- In April 2004 the extraordinary administration of Cirio Finanziaria S.p.A. notified Mr. Sergio Cragnotti and various banks including **Capitalia S.p.A.** (recently merged into UniCredit) and **Banca di Roma S.p.A.** a claim to obtain a judgment declaring the invalidity of an alleged illegal agreement with Cirio S.p.A., whose purpose was the sale of the dairy company Eurolat to Dalmata S.r.l. (Parmalat Group). The extraordinary administration subsequently requested that Capitalia S.p.A. and Banca di Roma S.p.A. be jointly sentenced to pay back a sum of approximately **Euro 168 million,** as well as thejoint sentencing of all the defendants to pay compensation of damages set at approximately **Euro 474 million.**
  The Extraordinary Administration also requested, in a subordinate manner, the revocation pursuant to Article 2901 of the Italian Civil Code of the deeds of covenant implemented by Cirio S.p.A. and/or repayment by the banks of the sums handed over by Cirio on the basis of the agreement in question, given that they were obtained illegally.
  In May 2007 the lawsuit was withheld for ruling. No preliminary investigation was conducted. As regards said dispute, and given the opinion of the defense counsel, it was not deemed necessary to make any provisions in the balance sheet insofar as the claim seems unfounded both from a litigation viewpoint and with regard to its general, rather vague, nature.
  In February 2008, with an unexpected judgement, the Court condemned Capitalia Spa jointly and severally with

Part E) Information on risks and related risk management policies (Continued)

Mr. Cragnotti to pay the sum of **Euro 223.3 million** plus appreciation and interests since 1999.
UniCredit, whilst reserving a better assessment when the grounds of the decision of the Court of first instance will be available, will oppose the enforcement of the judgement and it will appeal against said judgement.

- In April 2007 certain companies belonging to Cirio Group filed a claim against, inter alia, **Capitalia S.p.A.** (recently merged into UniCredit), **Banca di Roma S.p.A., UniCredit Banca Mobiliare S.p.A.** and other intermediaries for damages arising from their role of the arrangers of the issuances of bonds by companies of the said Cirio group, which according to the claimants were already insolvent at that time. Damages claimed jointly from all defendants has been quantified as follows:
  - **from Euro 421.671.050 to Euro 2.082.249.718** (depending on the criteria applied) for the increase of difficulties for the claimants
  - **Euro 9.812.000** for the fees paid by some of the claimants to the lead managers with respect to the placement of bonds
  - damages suffered by Cirio Finanziaria S.p.A. (former Cirio S.p.A.) of the claimants in respect of the loss of the possibility to recover, through bankruptcy revocatory actions, at least the amount of money used by Cirio Finanziaria S.p.A. between 1999 and 2000 to cover the debts of some companies of the group, are to be determined during the proceedings.

  All the above with the addition of interest and currency appreciation from the date owed to the date of payment.
  We have been informed that the Court has rejected the request of preliminary inquiry made by the Plaintiffs and that the case will be heard on 12 June 2008. As a consequence, it seems that the Court wants to decide the case only on the basis of the documents already produced by the parties.
  UniCredit Banca Mobiliare S.p.A., Banca di Roma S.p.A. and UniCredit (as successor of Capitalia) believe that the claims are groundless. No provisions have been made.
- Finally, on October 30, 2007, International Industrial Participations Holding IIP N.V. (former Cragnotti & Partners Capital Investment N.V.) and Dr. Sergio Cragnotti brought a civil action against UniCredit S.p.A. (as successor to Capitalia) and Banca di Roma S.p.A. for compensation of no less than Euro 135 million allegedly resulting (as actual damage and loss of profits):
  - primarily, from the breach of financial assistance undertakings previously executed in favor of Cragnotti & Partners Capital Investment N.V., of Dr. Sergio Cragnotti, of Cirio Finanziaria and of the Cirio group, causing the insolvency of said group; and
  - subordinately, from the illegal, unfair and contrary to good faith refusal to provide to Cirio Finanziaria S.p.A. and to the Cirio group the financial assistance deemed necessary to repay a bond expiring on 6 November 2002.
  - UniCredit and Banca di Roma believe the claims to be completely groundless. So far no provisions have been made.

Parmalat

- In December 2004 Parmalat S.p.A. in extraordinary administration filed a lawsuit ex art. 67 of the Italian bankruptcy law against **Banca di Roma S.p.A.** claiming the payment of **Euro 521.1 million**. The bank has presented his reason and, in particular, has denied the existence of the subjective assumption (knowledge of the situation of insolvency). At present, the lawsuit is still not in the preliminary phase.
- In December 2004 Parmalat Spa in extraordinary administration filed a lawsuit ex art. 67 of the Italian bankruptcy law against **Bipop Carire S.p.A.** claiming the payment of **Euro 105.5 million**. The bank has presented his reason and, in particular, has denied the existence of the subjective assumption (knowledge of the situation of insolvency). The lawsuit is still in the preliminary phase.
- In December 2004 Parmalat S.p.A. in extraordinary administration filed a lawsuit against **UniCredit Banca d'Impresa S.p.A.** for a total amount of **Euro 611.5 million.** By this lawsuit the "procedura" claims all the amounts credited during the year before Parmalat entered the extraordinary administration based on the subjective assumption that the bank could not not have been aware of the insolvent situation of the company and also on the fact that transactions were made on an overdrawn account. The bank has presented its reason and, in particular it has denied the existence of the subjective assumption. The lawsuit is still in the preliminary phase.
- With reference to the revocatory actions provisions have been made for an amount considered consistent with the single lawsuit risk of loss.
- At the beginning of August 2005 certain companies belonging to Parmalat group filed a lawsuit against **UniCredit S.p.A., UniCredit Banca Mobiliare S.p.A.** and **UniCredit Banca d'Impresa S.p.A.** and two other intermediaries for damages arising from the partecipations, as co-lead manager, in the issuance of bonds (from 1997 to first half of 2001) by certain companies belonging to the Parmalat group and for having entertained other banking relationships with them which according to the claimants were already insolvent at the time of the issuance. Damages claimed jointly from all defendants amount to approximately **Euro 4.4 billion**. The lawsuit is still

not in the preliminary phase. UniCredit Group believes the lawsuit is groundless.

- In August 2005 the same companies which started the previous lawsuit filed a further one against, inter alia, **UniCredit Banca Mobiliare S.p.A.** for damages caused by having promoted (2001) and then partecipated in the renewal (2002 and 2003) of a program (so called Debt Issuance Programme) for the issuance of bonds on the Euromarket, as well as for damages caused by its activity as a co-lead manager in another bond issuance (external to said program). Damages claimed jointly from all defendants amount to **Euro 1,861.8 million**. UniCredit Banca Mobiliare S.p.A. believes the proceeding is groundless. In December 2007 the two other defendants settled the matter. So the proceedings will continue only against UniCredit Banca Mobiliare S.p.A.. As a consequence the claimed amount must be considered as reduced by at least 50%.
- In September 2005 Parmalat Spa in extraordinary administration filed a lawsuit against **Banca di Roma S.p.A.** for damages in which it asked the bank to be sentenced:
  a) for its alleged involvemet in the bankruptcy of Parmalat group taking into account that the worsening of the group's bankruptcy amounts to **Euro 4.299 billion** as the negative difference between Parmalat's net equity at December 31, 2003, compared to December 31, 2002, which it is claimed is linked to an € 50 million loan granted by Banca di Roma to HIT (tourism company controlled by the Tanzi family)
  b) to pay **Euro 8.5 million** for the acquisition of Ciappazzi company
  c) to pay **Euro 258 million** or **Euro 103 million** for the acquisition of Eurolat (both of said sums originating from two specialized reports drafted, respectively, by a party consultant and by the special prosecutor within the Parmalat criminal proceedings and filed by the plaintiffs)
  d) for the granting of loans by Banca di Roma upon the submission of cash orders (RI.BA) issued in relation to totally or partially non-existent credits.

At present the lawsuit is still not in the preliminary phase. Banca di Roma Spa believes that the claims described above are groundless.

Although bearing in mind the complexity of the above lawsuits, the UniCredit Group – also after having obtained the opinion of the lawyers who are defending it – believes that it can prove that it behaved correctly and that the Group was not aware – and could not have been aware – of the situation of insolvency of the Parmalat Group.

Divania S.r.l.

In March 2007 Divania **S.r.l. filed a lawsuit against UniCredit** Banca d'Impresa S.p.A. relating to certain transactions in financial derivative instruments (on interest rates and forex; in all 206 contracts were executed). The total amount of the claim is **Euro 276.5 million** plus costs and interests (with reservation to file an independent lawsuit for the recovery of the alleged suffered damages).
According to UniCredit Banca d'Impresa S.p.A. the claimed amount is absolutely disproportionate since the amount claimed has been determined by making a sum of all the debit entries made (in an amount that is much bigger then the effective one) without considering the credit entries which drastically reduce the claimant's demands. In addition, the writ of summons (atto di citazione) does not take into consideration the fact that a settlement (executed on 8 June 2005) had been reached referring to the challenged transactions, by which the plaintiff declared to have nothing else to claim for any cause with reference to the transactions now disputed. UniCredit Banca d'Impresa S.p.A. believes that the maximum amount at risk might be determined in the sum of **Euro 4,015,000**, that is the sum that was charged on the plaintiff's account when the settlement was reached.
For the above reasons a prudential provision of **Euro 2 million** has been made.

Treuhandanstalt

There is pending against **Bank Austria Creditanstal AG** (BA-CA) a lawsuit related to alleged claims of Treuhandanstalt, the German public body for the new Lander reorganization, the predecessor of the Bundesanstalt für vereinigungsbedingte Sonderaufgaben ("BvS"), against Bank Austria (Schweiz) AG, a former subsidiary of BA-CA. One of the claims in the proceedings is that the former subsidiary participated in the embezzlement of funds from companies in the former East Germany. BvS seeks damages in the amount of approximately **Euro 128 million** plus interests. BA-CA believes that the claims are groundless; for that reason no provisions have been made.

Valauret S.A.

In 2001 the Plaintiffs (Valauret S.A. and Mr. Hughes de Lasteyrie du Saillant) bought shares in the French company Rhodia S.A. They allege to have suffered damages by a loss in value of the Rhodia shares in 2002 and 2003 and argue that the loss of value was caused by earlier fraudulent activities committed by the members of RhodiÀs managing board. In 2004, the Plaintiffs first filed a lawsuit claiming damages from the board members and the auditors as well as from Aventis S.A. (the allegedly majority shareholder of Rhodia S.A.) Later on they extended their claims step by step to a total of 14 defendants, the latest being **Bank Austria Creditanstalt AG** ("BA-CA") (to which a lawsuit was filed at the end of 2007) in its capacity of successor of **Creditanstalt AG** ("CA") which the plaintiffs alleges was involved in the alleged fraudulent activities. Valauret S.A. seeks damages in the amount of **Euro 129.8 million** plus costs. The allegations as to an involvement of CA in the alleged fraudulent activities are completely unfounded. Since 2006, i.e. before the claims were extended to BA-CA, there has been a stay of the civil proceedings due to the opening of criminal proceedings. In the hearing scheduled on March 2008 BA-CA will apply for the stay.

At present it is not known when the proceedings will be resumed.

Further main topics

Cirio e Parmalat criminal procedures

Between the end of 2003 and the first months of 2004 criminal investigations were conducted against some ex Capitalia Group employees and managers, with reference to the situation of insolvency of the Cirio Group. The lawsuits originated by those investigations, connected to the declaration of insolvency of the Cirio Group, involved some other banking Groups that extended loans to Cirio Group like Capitalia did.

The Extraordinary Administration of Cirio and many bondholders joined the criminal judgement as civil claimants without any specific damages demand.

The Court rejected this call because of some procedural technicalities. We can't rule out that the lawsuit will be filed again at a later stage of the trial.

In September 2007 said employees and managers were committed for trial. The first criminal hearing is fixed for the March 14, '08 before the Roma Court.

With regards to the insolvency procedure of Parmalat Group, between the end of 2003 and end of 2005, investigations were made against some employees and managers of Capitalia, now UniCredit. These investigations originated three lawsuits (in the fallowing "Ciappazzi", "Parmatour" and "Eurolat"). Concerning the first two, employees and managers were committed for trial and the first court hearing is fixed at March 14, 2008 before the Parma Court.

On the other hand Eurolat suit is still in the phase of preliminary hearing before the Parma Court.

Capitalia, right now UniCredit, has been called in Court as civil responsible in all those lawsuits.

Banca di Roma, Mediocredito Centrale e Banco di Sicilia, ex Capitalia Group, are defendants only in the Ciappazzi lawsuit.

The ex Parmalat Group in extraordinary administration companies joined the criminal lawsuit as civil claimant in all the above mentioned lawsuits, many bondholders are plaintiffs only in the Ciappazzi suit.

All the lawyers of civil claimants reserved the right to quantify damages, at the end of the first instance lawsuits.

The employees and managers assert having acted correctly, legitimately and only for the Bank's and shareholders' benefit.

For the said "Parmalat" lawsuits, with the agreement of the charged lawyers, even though there is a potential risk for UniCredit, civilly responsible, we don't have the informations, in this preliminary phase, to allow us to quantify the potential loss in a reliable manner.

The foregoing also by way of initial stage of the "Ciappazzi", "Parmatour" and "Eurolat".

Real estate finance / financing of purchases of shares in real estate funds

In 2007 there has been no significant increase of new litigation concerning this matter involving HypoVereinsbank AG (HVB). Most part of decisions taken by German Courts in 2007 were in favour of the bank. HVB does not expect a substantial change in this trend.

Voidance action challenging HypoVereinsbank AG's transfer of Bank of Austria Creditanstalt (BA-CA) stake to UniCredit (Shareholders' Meeting resolutions October 25, 2006)

Numerous shareholders have filed suits contesting the resolutions adopted by HVB's Extraordinary Shareholders meeting on October 25, 2006 approving the Sale and Purchase Agreement with respect to the shares held by HVB in BA-CA and HVB Bank Ukraine to UniCredit, the shares held by HVB in International Moscow Bank and AS UniCredit Bank Riga to BA-CA and Asset

Purchase Agreement with respect to assets and liabilities of the branches in Vilnius and Tallin to AS UniCredit Bank Riga, asking the court to declare these resolutions null and void. In the course of this proceeding some shareholders asked the Court to state that BCA entered into between HVB and UniCredit has to be regarded as a de facto domination agreement.

At the beginning of January 2007, on the basis of external assessment, the shares held by HVB in BA-CA were transferred to UniCredit and the shares held by HVB in International Moscow Bank and AS UniCredit Bank Riga were transferred to BA-CA.

Upon fulfillment of all the relevant requirements for the execution of the transactions, the branches in Vilnius and Tallinn were transferred to AS UniCredit Bank Riga and the shares held by HVB in HVB Bank Ukraine to Bank Pekao S.A.

The shareholders have filed their lawsuits challenging alleged deficiencies of the formalities related to the invitation and conduct of the Extraordinary Shareholder's meeting of October 25, 2006 as well as an alleged inadequate purchase price paid for the transactions at hand.

In a ruling of January 31, 2008, Munich Regional Court I declared the above mentioned resolutions null and void for formal reasons; moreover, the Court ruled that the Business Combination Agreement ("BCA") entered into by UniCredit and HVB in June 2005 in the context of the agreed combination should had been resolved upon by the General Shareholders' Meeting of the HVB to be valid because it has to be actually considered as a de facto domination agreement.

This ruling could be legally remedied by filing an appeal with the Higher Regional Court and/or – with regard to the above mentioned resolutions on the approval of the transactions - curing the procedural deficiencies alleged by the Regional Court with a so-called "confirming resolution". Such a confirmation by the Annual General Meeting would make the original procedural deficiencies - if they had actually existed - irrelevant.

Voidance actions challenging HypoVereinsbank AG's squeeze - out resolution (Shareholders' Meeting resolutions 2007)

The Annual General Meeting of **HypoVereinsbank AG** (HVB) on June 27, 2007 passed, inter alia, a resolution approving the transfer to UniCredit of the shares of the minority shareholders in exchange for an appropriate cash settlement **(Euro 38.26 per share).**

More than 100 shareholders filed suits challenging this resolution asking the Court to declare it null and void. HVB, which believes that such lawsuits are evidently ungrounded, filed a motion (so called "unblocking motion") in December 2007 asking the Court to grant clearance for the transfer resolution to be entered in the Commercial Register, notwithstanding the claims challenging this resolution.

At the hearing of February 21, 2008 concerning both the voidance actions and the unblocking motion, even though the judge did not give any clear indication whether he would rule in favour of HVB with respect to the unblocking motion he indicated that the alleged defaults could not justify the contestation of the squeeze out resolution and therefore the various voidance actions by minority shareholders could be deemed ungrounded. The decision on the unblocking motion will be rendered on April 24, 2008 and the ruling on the main voidance actions will be issued on August 28, 2008. The ruling on the unblocking motion can be only appealed once before the Higher Regional Court; the decision on the voidance action can be also appealed before the Federal Court of Justice in third instance.

Special Representative

The Annual General Meeting of **HypoVereinsbank AG** (HVB) on June 27, 2007 passed, inter alia, a resolution in favour of asserting alleged damage- claims against UniCredit, its legal representatives and the members of management board as well as the supervisory board of HVB due to alleged damage to the Bank's assets through the sale of the **Bank Austria Creditanstalt** (BA-CA) shares and through the Business Combination Agreement (BCA) entered into with UniCredit, and appointed Dr. Thomas Heidel, a solicitor, as Special Representative of the company. The Special Representative was granted the authority to examin documents and get further information from the company to find out whether or not a ground for such claims exist.

Having performed part of his investigations within HVB, in December 2007 the Special Representative called on UniCredit to return the BA-CA shares sold to it. In January 2008 UniCredit replied to the Special Representative stating that in its view such a request was completely unfounded due to several reasons.

On February 20, 2008 Dr. Heidel in his capacity as Special Representative of HVB raised a claim against UniCredit Spa, its CEO Mr. Alessandro Profumo as well as against the HVB's CEO Dr. Wolfgang Sprißler and its CFO Mr. Rolf Friedhofen asking the defendants to give back the BA-CA shares and to reimburse HVB

Part E) Information on risks and related risk management policies (Continued)

for any additional damages in this context or - if this application is not granted by the Court - to pay damages in the amount of at least **Euro 13.9 billion**.

Up to date the claim has not yet been served upon UniCredit Spa, Mr. Profumo, Dr. Sprißler, and Mr. Friedhofen.

Main events occurred after balance sheet closing

At the beginning of February 2008 General Broker Service (GBS Spa) started an arbitral proceeding against **UniCredit Spa** whose final goal is to obtain: (i) a declaration that the withdrawal from the insurance brokerage agreement notified by the Capitalia Group in July 2007 is illegitimate and ineffective; (ii) the re-establishment of a right of exclusivity originated by a 1991 agreement; (iii) a declaration of the violation of the abovementioned right of exclusivity for the term 2003-2007; (iv) the compensation of the damages occurred calculated in the amount of **Euro 121.7 million**; (v) a declaration that UniCredit is not allowed to participate in any public auctions through its controlled companies if not in association with GBS Spa.

The 1991 agreement, which contained an exclusivity obligation, had been executed between GBS Spa and Banca Popolare di Pescopagano e Brindisi.

This bank, in 1992, merged with Banca di Lucania and became Banca Mediterranea. In 2000 Banca Mediterranea was merged into Banca di Roma Spa who later became Capitalia Spa (merged into UniCredit in October 2007).

The brokerage relations with GBS Spa, having their roots in the 1991 contract, were then ruled by (i) an agreement signed in 2003 between GBS Spa, AON Spa and Capitalia Spa, whose validity has been postponed till May 2007 and (ii) a similar, newer agreement signed in May 2007 between GBS Spa, AON Spa and Capitalia Solutions Spa, in its own name and as proxy of commercial banks and in the interest of the previous Capitalia Group, holding included.

With reference to the abovementioned contract, in July 2007, Capitalia Solutions Spa, in the name of the entire Capitalia Group, exercised its right of withdrawal in line with the conditions provided in the contract (in which it is expressly recognized that the entities/banks of the former Capitalia Group should not be obliged to pay to the broker any amount for whichever reason).

Taking into consideration that we are sill in the preliminary phase of the arbitral proceeding and that we believe that the request raised by GBS Spa is ungrounded no provisions have been made.

QUANTITATIVE INFORMATION

In the following section the operational loss distribution by risk type is reported, according to the New Basel Capital Accord, as established by Bank of Italy regulation (circ. 263, December 2006).

The event type categories are:

- Internal fraud: losses due to unauthorized activity, fraud, misappropriation, breaches of laws, internal regulation or procedures that involve at least one employee of the bank;
- External fraud: losses due fraud, theft, breaches of laws by external parties;
- Employment relationship and safety at work: losses from violating employment or health or safety laws and agreements, personal injury claims or diversity discrimination events;
- Clients, products and business practices: failure to meet obligations to clients (including fiduciary and suitability requirements) or from the features of a product;
- Damage to physical assets: losses caused by natural disaster, terrorism or other similar events;
- System failures: losses due to malfunctioning or interruptions of IT systems
- Execution, delivery and process management : losses resulting from failed transactions processing or process management, or coming from relations with counterparties and vendors.

The event type categories are: (%)



Internal Fraud
External Fraud
Employment
Clients, products
Damage to asset
IT systems
Execution
1
1
9
10
36
14
29

During 2007, the main source of operational risk was clients, products and business practices risk category, including losses due to failure to meet obligations to clients, products' defects or sanctions for breaches of tax discipline.

Based on the relevance of total annual losses, the second risk category was errors in execution, delivery and process management.

With almost similar weight, losses due to internal fraud, external fraud and employment relationship have been experienced.

Damage to physical assets and losses due to IT failures represented residual sources of operational risk.

Section 5 - Other risks

The main risk factors are those indicated above, but there are other risk profiles.

The Group has broadened the types of risk analysed in order to achieve a more accurate measurement of risk assumed. At the same time, methods are being established for combining risks to reach an overall measurement of risk by integrating individual risk categories through the calculation of internal capital.

These efforts have two aims. The main goal is to gain a better understanding of value drivers within each business area so that risk management can provide effective support for decision-making processes.

The second goal is to refine internal control systems, and risk management is one of the main components of these systems. The extension of the risk categories comprising the Group's profile is developed in two phases.

The first phase consists of recognising risks inherent in the Group's asset and liability positions and its operations, while the second phase consists of determining measurement methods.

With regard to the first phase, the Group has added the following risk categories:

- Business risk
- Real estate risk
- Financial investment risk
- Strategic risk
- Reputational risk.

The definition of these is provided below.

Business risk
This derives from a reduction of margins not due to market, credit or operational risks, but to changes in the competitive environment and in customer behaviour. Specifically, it mainly concerns future changes in margins and the impact this has on the Group's value.

Real estate risk
This risk is defined as the potential losses from negative fluctuations in the real estate portfolio owned by the Group and held by Group companies, real estate trusts and special-purpose vehicles. Real estate provided as collateral by customers is obviously not included.

Financial investment risk
This represents the potential loss in value of non-speculative financial investments made in non-Group companies based on the definition of group for the purposes of consolidation in the Accounts. Trading book positions are not taken into consideration.

Strategic risk
Strategic risk arises from unexpected changes in the competitive environment, from the failure to recognise ongoing trends in the banking sector or from making incorrect conclusions regarding these trends. This may lead to decisions that are detrimental to long-term objectives, and that may be difficult to reverse.

Reputational risk
This is the current or future risk of a decline in profits or capital as a result of a negative perception of the bank's image by customers, counterparties, bank shareholders, investors or the regulator.The second step in extending the risk profile consists of identifying the best analysis method. Certain categories are more suitable for quantitative analysis using statistical methods, while others require a more qualitative approach such as scenario analysis.

Quantitative measurement is carried out using:

- Estimates of operating capital and
- Stress tests.

Operating capital is the capital the Group needs to support risks associated with its positions and operations. Operating capital is related to both individual and combined risk categories.
Based on the approaches described, the Group has decided to measure business risks, real estate risks and financial investment risks using a quantitative model since the amount of capital determined is used to cover potential losses. On the other hand, strategic risk is analysed using scenarios that also arrive at an estimate of potential losses in certain contexts, but is not included in the estimate of the combined risk profile since capital is ineffective in the area of strategic errors.

The multi-faceted nature of risk necessitates stress test analyses in addition to the measurement of operating capital. This is

Part E) Information on risks and related risk management policies (Continued)

done not only to estimate losses in certain scenarios, but also to understand the impact of the factors causing these losses.

Stress tests are performed for individual and combined risk categories by simulating combined changes in risk factors in order to support the estimate of combined operating capital.

In addition, the Group intends to consider the impact of a disaster scenario, which is to say losses arising from extreme situations that have an impact on all risk variables, such as pandemics.

Risk profile refinement is entirely in keeping with the principles of the Second Pillar of the new supervisory regulations.

The Group's approach to capital adequacy consists of five phases:

- Risk identification
- Risk profile measurement
- Planning and allocating capital
- Monitoring
- Risk governance

The activities described primarily involve the first two phases, the identification of risks and the measurement of individual and combined risks. Specifically, aggregating risks involves determining internal capital which is equal to the sum of aggregate operating capital plus a buffer that takes into account model risk, data quality and the stress test.

Operating capital is the combination of capital for various types of risks net of the effects of diversification.

Part F) Consolidated shareholders' equity

Part F) Consolidated shareholders' equity

Section 1 - Consolidated shareholders' equity

Qualitative information

The UniCredit Group has made a priority of capital management and allocation (for both regulatory and economic capital) on the basis of the risk assumed in order to expand the Group's operations and create value. These activities are part of the Group planning and monitoring process and comprise:

- planning and budgeting processes:
  - proposals as to risk propensity and capitalisation objectives;
  - analysis of risk associated with value drivers and allocation of capital to business areas and units;
  - assignment of risk-adjusted performance objectives;
  - analysis of the impact on the Group's value and the creation of value for shareholders;
  - preparation and proposal of the financial plan and dividend policy;
- monitoring processes:
  - analysis of performance achieved at Group and business unit level and preparation of management reports for internal and external use;
  - analysis and monitoring of limits;
  - analysis and performance monitoring of the capital ratios of the Group and individual companies.

The Group has set itself the goal of generating income in excess of that necessary to remunerate risk (cost of equity), and thus of creating value, so as to maximise the return for its shareholders in terms of dividends and capital gains (total shareholder return). This is achieved by allocating capital to various business areas and business units on the basis of specific risk profiles and by adopting a methodology based on risk-adjusted performance measurement (RAPM), which will provide, in support of planning and monitoring processes, a number of indicators that will combine and summarise the operating, financial and risk variables to be considered.

Capital and its allocation are therefore extremely important for strategy, since capital is the object of the return expected by investors on their investment in the Group, and also because it is a resource on which there are external limitations imposed by regulatory provisions.

The definitions of capital used in the allocation process are as follows:

- Risk or employed capital: this is the equity component provided by shareholders (employed capital) for which a return that is greater than or equal to expectations (cost of equity) must be provided;
- Capital at risk: this is the portion of capital and reserves that is used (the budgeted amount or allocated capital) or was used to cover (at period-end - absorbed capital) risks assumed to pursue the objective of creating value.

Capital at risk is dependant on the propensity for risk and is based on the target capitalization level which is also determined in accordance with the Group's credit rating.

If capital at risk is measured using risk management methods, it is defined as economic capital, if it is measured using regulatory provisions, it is defined as regulatory capital. In detail:

- economic capital is the portion of equity that is actually at risk, which is measured using probability models over a specific confidence interval.
- regulatory capital is the component of total capital represented by the portion of shareholders' equity put at risk (Core Equity or Core Tier 1) that is measured using regulatory provisions.

Economic capital and regulatory capital differ in terms of their definition and the categories of risk covered. The former is based on the actual measurement of exposure assumed, while the latter is based on schedules specified in regulatory provisions.

The relationship between the two different definitions of capital at risk can be obtained by relating the two measures to the Group's target credit rating (AA- by S&P) which corresponds to a probability of default of 0.03%. Thus, economic capital is set at a level that will cover adverse events with a probability of 99.97% (confidence interval), while regulatory capital is quantified on the basis of a Core Tier 1 target ratio in line with that of major international banking groups with at least the same target rating.

Thus, during the application process the "double track" approach is used which assumes that allocated capital is the greater of economic capital and regulatory capital (Core Tier 1) at both the consolidated and business area or business unit levels.
If economic capital is higher, this approach makes it possible to

allocate the actual capital at risk that regulators have not yet been able to incorporate, and if regulatory capital is higher, it is possible to allocate capital in keeping with regulatory provisions.

The starting point for the capital allocation process is consolidated capital attributable to the Group.

The purpose of the capital management function performed by the Capital Allocation unit of Planning, Finance and Administration is to define the target level of capitalisation for the Group and its companies in line with regulatory restrictions and the propensity for risk.

Capital is managed dynamically: the Capital Allocation unit prepares the financial plan, monitors capital ratios for regulatory purposes on a monthly basis and anticipates the appropriate steps required to achieve its goals.

On the one hand, monitoring is carried out in relation to both shareholders' equity and the composition of capital for regulatory purposes (Core Tier 1, Tier 1, Lower and Upper Tier 2 and Tier 3 Capital), and on the other hand, in relation to the planning and performance of risk-weighted assets (RWA).

The dynamic management approach aims to identify the investment and capital-raising instruments and hybrid capital instruments that are most suitable for achieving the Group's goals. If there is a capital shortfall, the gaps to be filled and capital generation measures are indicated, and their cost and efficiency are measured using RAPM. In this context, value analysis is enhanced by the joint role played by the Capital Allocation unit in the areas of regulatory, accounting, financial, tax-related, risk management and other aspects and the changing regulations affecting these aspects so that an assessment and all necessary instructions can be given to other Group HQ areas or the companies asked to perform these tasks.

B. Quantitative information

See Section 15 - Shareholders' Equity Group - Items 140, 160, 170, 180, 190, 200 and 220.

1. For example, BIS II, IAS, etc.

Section 2 - Shareholders' equity and banking regulatory ratios

2.1 Regulatory framework

Regulatory equity and solvency ratios have been calculated on the basis of the companies within the scope of consolidation of UniCredit Group before the acquisition of HVB, and on consolidated figures of HVB sub-group.

Part F) Consolidated shareholders' equity (Continued)

2.2 Capital for regulatory purposes

A. QUALITATIVE INFORMATION

1. Tier

The following hybrid instruments are included in tier 1:

INTEREST RATE	MATURITY	STARTING DATE OF PREPAYMENT OPTION	AMOUNT IN ORIGINAL CURRENCY (MLN)		AMOUNT INCLUDED IN REGULATORY EQUITY (EURO '000)	STEP-UP	OPTION TO SUSPEND INTEREST PAYMENT	ISSUED THROUGH A SPV SUBSIDIARY
8.05%	perpetual	oct-10	EUR	540	540,000	yes	yes	yes
9.20%	perpetual	oct-10	USD	450	305,685	yes	yes	yes
4.03%	perpetual	oct-15	EUR	750	750,000	yes	yes	yes
5.40%	perpetual	oct-15	GBP	300	409,081	yes	yes	yes
7.055%	perpetual	mar-12	EUR	600	593,774	yes	no	yes
12m L + 1.25%	7-jun-11	(*)	EUR	300	284,378	no	no	no
12m L + 1.25%	7-jun-11	(*)	EUR	200	200,000	no	no	no
8.741%	30-jun-31	jun-29	USD	300	203,800	no	yes	yes
7.76%	13-oct-36	oct-34	GBP	100	136,400	no	yes	yes
9.00%	22-oct-31	oct-29	USD	200	135,900	no	yes	yes
3.50%	31-dec-31	dec-29	JPY	25,000	151,600	no	yes	yes
10y CMS (**) +0.10%. cap 8.00 %	perpetual	oct-11	EUR	245	250,728	no	no	no
10y CMS (**) +0.15%. cap 8.00 %	perpetual	mar-12	EUR	147	150,590	no	no	no
(***)	perpetual	dec-11	EUR	10	10,770	no	no	yes
TOTAL					**4,122,706**			

(*) Prepayment option is not available
(**) Constant Maturity Swap
(***) Interest is linked to results of the company

2. Tier 2

The following table shows upper tier 2 instruments, which account for more then 10% of the total issued amount:

INTEREST RATE	MATURITY	STARTING DATE OF PREPAYMENT OPTION	AMOUNT IN ORIGINAL CURRENCY (MLN)		AMOUNT INCLUDED IN REGULATORY EQUITY (EURO '000)	STEP-UP	OPTION TO SUSPEND INTEREST PAYMENT
3.95%	1-feb-16	not applicable	EUR	900	897,285	not applicable	Yes (*)
5.00%	1-feb-16	not applicable	GBP	450	612,645	not applicable	Yes (*)
6.10%	28-feb-12	not applicable	EUR	500	488,054	not applicable	Yes (*)

(*) -- if dividend is not paid, payment of intertest is suspended (deferral of interest)
-- if losses take share capital and reserves under the threshold set by Banca d'Italia to authorize banking business,face value and interest are proportionally reduced

3. Tier 3

There are no values to be disclosed.

QUANTITATIVE INFORMATION

Capital for regulatory purposes	2007	2006
A. Tier 1 before solvency filters	37,763,980	29,384,676
B. Tier 1 solvency filters	-132,436	
B.1 Positive IAS/IFRS solvency filters		
B.2 Negative IAS/IFRS solvency filters	*-132,436*	
C. Tier 1 after solvency filters (A+B)	37,631,544	29,384,676
D. Deductions from tier 1	-1,054,645	
E. Total TIER 1 (C+D)	**36,576,899**	**29,384,676**
F. Tier 2 before solvency filters	22,451,888	18,716,555
G. Tier 2 solvency filters	-725,801	-1,156,019
G.1 Positive IAS/IFRS solvency filters		
G.2 Negative IAS/IFRS solvency filters	*-725,801*	*-1,156,019*
H. Tier 2 after solvency filters (F+G)	21,726,087	17,560,536
I. Deductions from tier 2	-1,054,645	
L. Total TIER 2 (H+I)	**20,671,442**	**17,560,536**
M. Deductions from tier 1 and tier 2	-1,075,163	-2,615,153
N. Total capital (E+L+M)	**56,173,178**	**44,330,059**
O. TIER 3	300,877	
P. Total capital + TIER 3 (N+O)	**56,474,055**	**44,330,059**

Part F) Consolidated shareholders' equity (Continued)

2.3 Capital adequacy

	NON WEIGHTED AMOUNTS		WEIGHTED AMOUNTS / REQUIREMENTS	
	2007	2006	2007	2006
A. RISK ASSETS				
A.1 CREDIT RISK	**782,473,817**	**597,357,860**	**519,732,429**	**396,390,680**
MONETARY ASSETS	**691,459,611**	**532,101,707**	**449,472,446**	**344,266,023**
1. Esposures (other than equitties securitis and other subordinated assets) to or guaranteed by:	545,983,621	409,959,407	364,872,702	274,936,515
1.1 Governments and Central Banks	*127,375,858*	*98,057,349*	*67,248*	*3,144,833*
1.2 Public entities	*8,678,988*	*6,440,431*	*1,759,445*	*1,806,761*
1.3 Banks	*56,923,520*	*44,866,132*	*11,001,364*	*10,456,032*
1.4 Other entities (other than mortgage loans on residential and non residential properties)	*353,005,255*	*260,595,495*	*352,044,645*	*259,528,889*
2. Mortgage loans on residential property	103.390.390	69,979,280	51,695,198	34,989,640
3. Mortgage loans on non residential property	14.149.514	17,287,130	7,074,758	8,643,565
4. Shares, equity investments and subordinated assets	9.555.022	12,666,114	9,616,729	12,686,772
5. Other assets	18.381.064	22,209,776	16,213,059	13,009,531
OFF-BALANCE-SHEET ASSETS	**91.014.206**	**65,256,153**	**70,259,983**	**52,124,657**
1. Guarantees and commitments with or guaranteed by:	89,287,994	62,703,134	69,837,728	51,327,347
1.1 Governments and Central Banks	*4,886,947*	*2,152,169*	*22,066*	*10,887*
1.2 Public entities	*1,056,330*	*591,709*	*306,146*	*148,480*
1.3 Banks	*17,824,604*	*10,092,254*	*4,027,840*	*2,291,117*
1.4 Other entities	*65,520,113*	*49,867,002*	*65,481,676*	*48,876,863*
2. Derivative contracts with or guaranteed by:	1,726,212	2,553,019	422,255	797,310
2.1 Governments and Central Banks	-	-	-	-
2.2 Public entities	-	-	-	-
2.3 Banks	*1,469,512*	*1,597,332*	*293,902*	*319,466*
2.4 Other entities	*256,700*	*955,687*	*128,353*	*477,844*
B SOLVENCY REQUIREMENTS				
B.1 CREDIT RISK			**41,578,594**	**31,711,254**
B.2 MARKET RISK			**2,374,102**	**1,641,042**
1. STANDARD METHOD			1,811,281	1,382,352
1.1 Position risk on debt securities			*740,795*	*360,848*
1.2 Position risk on equity securities			*174,100*	*67,302*
1.3 Exchange risk			*25,690*	*200,766*
1.4 Other risks			*870,696*	*753,436*
2. INTERNAL METHOD			562,821	258,690
B.3 OTHER SOLVENCY REQUIREMENTS			**738,453**	**430,994**
B.4 TOTAL SOLVENCY REQUIREMENTS (B1+B2+B3)			**44,691,149**	**33,783,290**
C. TOTAL RISK ASSETS AND SOLVENCY REQUIREMENTS				
C.1 Risk weghted assets			**558,639,363**	**422,291,125**
C.2 Tier 1 capital ratio			**6.55**	**6.96**
C.3 Tier 3 capital ratio			**10.11**	**10.50**

Part G) Business combinations

Part G) Business combinations

Section 1 - Business combinations achieved during the year

1.1 Business combinations

CO. NAME	TRANSACTION DATE	TRANSACTION COST	NUMBER OF SHARES ISSUED	SWAP RATIO[1]	AGM VOTING RIGHTS ACQUIRED	NET GAIN/ (LOSS)
Capitalia Spa	1 Oct 2007	17,546	2,917,730,188	1.12	100%	1,162[2]
ATF Bank	30 Nov 2007	1,592	n/a	n/a	92.9%	-
Aton Int. Ltd	31 Jul 2007	316	n/a	n/a	100%	-
Total		**19,454**				

1. Number of UniCredit shares issued to be exchanged for one Capitalia share.
2. Net Profit for the year 2006.

Detail of Transaction Cost Components.

COST COMPONENTS	CAPITALIA SPA	ATF	ATON	TOTALS
Cash given	-	1,587	316	1,903
Equity instruments issued	17,518	-	-	17,518
Costs directly attributable to the business combination	28	5	-	33
Transaction cost	**17,546**	**1,592**	**316**	**19,454**

1.2 Further Information on Business Combinations in 2007

Capitalia Group

The transaction took the form of absorption of Capitalia S.p.A. by UniCredito Italiano S.p.A. on the basis of a swap ratio of 1.12 new UniCredit ordinary shares for each Capitalia ordinary share.

Using the agreed swap ratio 2,917,730,188 new UniCredit ordinary shares with the same rights as those in circulation were issued after the merger, i.e., an increase in the par value of total capital stock of €1,458,865,094.

Capitalia shareholders that did not vote for the merger had the right of withdrawal, since UniCredit's articles of association stipulate that an individual shareholder's voting rights are limited to shares equivalent to five per cent of company capital.

Under IFRS 3 the merger is to be recognized from the date of effective acquisition of control, i.e., in this case 1 October 2007, the date of legal effectiveness of the absorption of Capitalia S.p.A. by UniCredito Italiano S.p.A.

Capitalia Group's net asset value and resulting goodwill are given below.

	€ million
Fair value of Capitalia Group net assets	9,934
Goodwill	7,612
Transaction cost	**17,546**

The net equity of Capitalia Group as of 10 September 2007, before fair value adjustments, amounts to 9,762 millions. The fair value adjustment to the acquired Capitalia Group net assets concerned the following balance sheet items:

	€ million
Intangible assets	2,496
- *of which:*	
Customer Relationship	*2,167*
Trademark	*329*
Loans to customers	329
Land and buildings	-53
Other assets	29
Liabilities	-250
Fiscal effects	-1,005
Minorities	-12
Total	1,534

Initial recognition of the Capitalia Group business combination is provisional. The limited time that elapsed from the acquisition date to the date of preparation of these accounts and the notable complexity and multiplicity of the acquired Group did not make it possible to arrive at all fair value valuations under IFRS 3 in time for the accounts. We believe that the fair value assets, liabilities and contingent liabilities will not change substantially on completion of fair value valuation. The remaining items to be valued will be valued as prescribed by IFRS 3 within 12 months from the acquisition date, i.e., by 1 October 2008.

Consequently goodwill has been determined provisionally. In accordance with IAS 36 the allocation of goodwill to the units generating cash flow will be made by 31 December 2008.

ATF Group

ATF Bank is one of the leading financial institutes of the Republic of Kazakhstan.

Net asset value **at acquisition date** of ATF Group and resulting goodwill are the following:

	€ million
Fair value of ATF Group net assets	386
Goodwill	1,206
Transaction cost	**1,592**

Initial recognition of the ATF Group business combination is provisional. The limited time that elapsed from the acquisition date to the date of preparation of these accounts and the notable complexity and multiplicity of the acquired Group did not make it possible to arrive at all fair value valuations under IFRS 3 in time for the accounts. We believe that the fair value assets, liabilities and contingent liabilities will not change substantially on completion of fair value valuation. The remaining items to be valued will be valued as prescribed by IFRS 3 within 12 months from the acquisition date, i.e., by 30 November 2008.

Consequently goodwill has been determined provisionally. In accordance with IAS 36 the allocation of goodwill to the units generating cash flow will be made by 31 December 2008.

Aton International Ltd.

Aton International Ltd. is among the top 5 investment banks on the Russian market. The company is part of MIB and active in Equities, Capital Markets and Corporate Finance Advisory

Net asset value **at acquisition date** of Aton International Ltd. and resulting goodwill are the following:

	€ million
Fair value of Aton International Ltd. net assets	78
Goodwill	238
Transaction cost	**316**

Initial recognition of the Aton International Ltd. business combination is provisional. The limited time that elapsed from the acquisition date to the date of preparation of these accounts and the notable complexity and multiplicity of the acquired Group did not make it possible to arrive at all fair value valuations under IFRS 3 in time for the accounts. We believe that the fair value assets, liabilities and contingent liabilities will not change substantially on completion of fair value valuation. The remaining items to be valued will be valued as prescribed by IFRS 3 within 12 months from the acquisition date, i.e., by 31 July 2008.

Consequently goodwill has been determined provisionally. In accordance with IAS 36 the allocation of goodwill to the units generating cash flow will be made by 31 December 2008.

Part G) Business combinations (CONTINUED)

1.2.1 Year-on-Year Changes in Goodwill

Goodwill

	2007 € MILLION	2006 € MILLION
Opening balance	**9,908**	**9,202**
Gross value	*11,087*	*10,024*
Accumulated permanent reductions	*-1,179*	*-822*
Completion of HVB Group Purchase Price Allocation		601
Goodwill arising out of acquisitions made in the year	9,429	705
Permanent reductions	-144	-357
Disposals	-85	-327
Net exchange differences	50	-106
Other change	-43	190
Closing balance	**19,115**	**9,908**
Gross value	*20,438*	*11,087*
Accumulated permanent reductions	*-1,323*	*-1,179*

The main changes in accumulated Goodwill in 2007 were due to:

- Acquisition of Capitalia Group (+ 7,612 millions).
- Acquisition of ATF Group (+ 1,206 millions).
- Acquisition of Aton (+ 238 millions).
- IMB Bank increased equity stake (+ 115 millions).
- Transfer between Group and Minority interest following BA-CA acquisition by UCI from HVB (+ 192 millions).
- Goodwill write-off, as requested by IFRS 3, due to tax benefits on tax losses carried forward recognized in HVB Group, subsequently to the acquisition date (- 143 millions).
- Indexchange disposal (- 85 millions).

Finally, as requested by IFRS 3 and IAS 36, goodwill has been allocated to the segments (cash generating units) as follows, based on synergies potential and expected results. Residual value of goodwill as of December 31, 2007 is:

	€ million
Retail	748
Corporate	1,650
Markets & Investment Banking	1,318
Private Banking & Asset Management	1,366
Poland Markets	1,313
Central Eastern Europe (CEE)	3,634
Parento Co. And other subsidiaries	40
Goodwill allocated	10,068
Provisional goodwill on 2007 acquisitions	
Gruppo Capitalia	7,612
ATF	1,212
ATON	223
Goodwill	19,115

Segments recoverable amount is based on value in use, defined as the cash flow projections for the Group 3 years plan. Cost of capital has been applied to discount the cash flow projections. No goodwill impairment has been recognised as a consequence of the impairment test.

1.2.2 Further Information

The report on operations contains a proforma income statement in respect of the Capitalia business combination, drawn up as if the acquisition of the Capitalia Group had taken place on 1 January 2007. On this basis UniCredit Group's consolidated operating income and consolidated net profit would have been respectively € 29,655 million and € 6,566 million.

With regard to the acquisitions of ATF Bank and Aton, which in any case were of more limited significance, no similar disclosure has been drawn up. ATF contributed with € 29 million to consolidated operating income and with € 10.5 million to consolidated net profit (relating to December 2007). ATON contributed with € 35 million to consolidated operating income and with € 6 million to consolidated net profit (relating to August-December 2007).

Section 2 - Business combinations achieved after December 31, 2007

In January 2008, BA-CA completed the acquisition of Ukraine Bank CJSC Ukrsotsbank. The limited time that elapsed from the acquisition date to the date of preparation of these accounts did not make it possible to obtain further information.

Part H) Related-party transactions

Part H) Related-party transactions

UniCredit SpA's counterparties, with whom UniCredit Group companies have entered into related party transactions, as defined by IAS 24, include:

- direct and indirect subsidiaries;
- associates;
- Directors and top managers of UniCredit SpA ("key management personnel");
- close family members of key management personnel and companies controlled by, or associated with, key management personnel or their close family members;
- Group employee pension funds.

Details of Directors' and top managers' compensation are given below, together with related party transactions.

1. Details of Directors' and Top Managers' Compensation

Key management personnel as defined include Directors and managers with strategic responsibility in the areas of planning, directing and controlling the activities of UniCredit, directly or indirectly.

Key management personnel therefore include, as well as the Directors including the Managing Director/CEO, the Group Deputy General Managers and the other heads of Division or Department holding office in 2007.

Total compensation paid to Directors and top managers is given below, according to the type of compensation.

Compensation paid to key management personnel (including Board of Directors)

	2007	2006
a) short term benefits	78,824	41,812
b) post retirement benefits	5,516	3,118
of which under defined benefit plans	*199*	*488*
of which under defined contribution plans	*5,317*	*2,630*
c) other long term benefits	71	85
d) termination benefits	7,008	6,500
e) share-based payment	12,710	13,758
Total	**104,129**	**65,273**

The amount includes compensation paid to Directors (€ 14,924 thousand), key management personnel (€ 54,846 thousand), as reported in the table required by CONSOB and included in the Parent Company's accounts, plus € 34,359 thousand in respect of other costs relating to the financial year (contributions to be paid by the company, allocations to the employee severance pay provision and cost of share-based payments for the year).

The increase over 2006 was mainly due to an increase in the number of key management personnel following introduction of the new organizational structure and to variable compensation in relation to the attainment of Group and individual targets.

2. Related-Party Transactions

In order to ensure full compliance with legislative and regulatory provisions currently in effect as regards disclosure of transactions with related parties, UniCredit adopted, some time ago, a procedure for identifying related-party transactions. Under this procedure, the decision-making bodies provide appropriate information, to enable compliance with the obligations of the Directors of UniCredit, as a listed company and the Parent Company of the banking group of the same name.

In this regard, during 2003 the Board of Directors of the Company defined the criteria for identifying transactions entered into with related parties, consistent with the guidelines provided by CONSOB in its communication No. 2064231 dated 30 September 2002. The Managing Director/CEO of UniCredit, using the powers vested in him by the Board of Directors, proceeded to issue the guidelines necessary to comply systematically with the mentioned reporting requirements by units of the Company and by the companies belonging to the UniCredit Group.

These transactions were generally carried out at arm's length. All intra-group transactions were carried out based on assessments of mutual economic benefit, and the applicable terms and conditions were established in accordance with fair dealing criteria, with a view to the common goal of creating value for the entire Group. The same principle was applied to the rendering of services, as well as the principle of charging on a minimal basis for these services, solely with a view to recovering the respective production costs.

Further information on related party transactions, and in particular on procedures implemented by the Group, is provided in the chapter "Corporate Governance".

The following table sets out the assets, liabilities and guarantees as at 31 December 2007, for each group of related parties.

Related party transactions

	31/12/2007						
	NON-CONSOLIDATED SUBSIDIARIES	NON-CONSOLIDATED JOINT VENTURES	ASSOCIATES	KEY MANAGEMENT PERSONNEL	OTHER RELATED PARTIES	TOTAL	% ON CONSOLIDATED
Financial assets held for trading	6,861	-	376,833	-	17,212	400,906	0.20%
Financial assets designated at fair value	12,032	-	-	-	-	12,032	0.08%
Available for sale financial assets	135	45	17,706	-	-	17,886	0.06%
Held to maturity investments	-	-	-	-	-	-	-
Loans and receivables with banks	454,985	-	808,056	-	1,101	1,264,142	1.26%
Loans and receivables with customers	1,046,683	7,516	450,626	2,798	31,733	1,539,356	0.27%
Other assets	45,367	1	15,427	-	47	60,842	0.48%
Total - Assets	**1,566,063**	**7,562**	**1,668,648**	**2,798**	**50,093**	**3,295,164**	**0.35%**
Deposits from banks	246,394	-	12,040,088	-	6,633	12,293,115	7.65%
Deposits from customers	354,981	348	399,868	8,801	81,238	845,236	0.22%
Debt securities in issue	-	-	402	-	213,948	214,350	0.06%
Other liabilities	141,068	1	4,485	20	13,797	159,371	0.65%
Total - Liabilities	**742,443**	**349**	**12,444,843**	**8,821**	**315,616**	**13,512,072**	**1.45%**
Guarantees given and commitments	33,942	-	400,121	-	6	434,069	0.20%

Non-consolidated subsidiaries mainly comprise HVB and BA-CA subsidiaries not consolidated as being of limited significance.

In respect of transactions entered into with the Company's key management personnel, in compliance with art. 136 of Legislative Decree 385/93 (Single Banking Act) obligations towards persons that perform management, administration and control functions were unanimously resolved by the Board of Directors and by all Statutory Auditors, according to the methods and criteria provided by the already mentioned art. 136 of the Single Banking Act.

"Other related parties" gives the aggregate of the figures relating to close family members of top managers (i.e., persons who may be expected to influence the individual concerned) and companies controlled by top managers or their close family members, as well as figures relating to Group employee pension funds of which UniCredit is the instituting source.

Pursuant to the provisions of applicable regulations, in 2007 no atypical and/or unusual transactions were carried out whose significance/size could give rise to doubts as to the protection of company assets and minority interest, either with related or other parties.

Please refer to the Sections "Corporate Transactions and Rationalization of Group Operations" and "Subsequent Events" in the Report on Operations for information on non-recurring significant events and transactions.

Notes to the Consolidated Accounts

Part I) Share based payments

Part I) Share based payments (Continued)

2. Other information

Integration with Capitalia Group

In order to support the integration process with Capitalia Group, also in relation to compensation policies, on 30th July 2007, the UniCredit shareholders' meeting approved, on extraordinary session, the granting of Stock Options plans based on UniCredit shares, in exchange for Equity-Settled plans that have been granted, during the previous years, by Capitalia Group to its own employees, financial promotion agents and not employed Directors.

The following table shows the main features related to the above mentioned plans.

DESCRIPTION	ORIGINAL GRANT DATE	VESTING PERIOD	EXPIRY DATE	ORIGINAL EXERCISE PRICE [€]	STOCK OPTIONS' FAIR VALUE PER UNIT AT THE ORIGINAL GRANT DATE [€] (3)
Subscription rights UniCredit S.p.A. 2007-2008 (Ex Capitalia Warrants 2002) – 1st Tranche (1)	1-Oct-2002	3 years from the original Grant Date with the right to exercise in advance - after 2 years vesting - up to a maximum of 50% of the total number of the rights granted	30-Sep-2008	1.2140	-
Subscription rights UniCredit S.p.A. 2007-2008 (Ex Capitalia Warrants 2002) – 2nd Tranche (1)	3-Aug-2004		30-Sep-2008	2.4743	-
Subscription rights UniCredit S.p.A. 2007-2011 (Ex Capitalia Warrants 2005) (1)	9-May-2005		9-May-2011	4.1599	0.735761
Subscription rights UniCredit S.p.A. 2007-2011 (Ex Capitalia MD Warrants 2005) (2)	9-May-2005		9-May-2011	4.1599	0.735761
Subscription rights UniCredit S.p.A. 2007-2009 (Ex Finecogroup Warrants 2003) (1)	2-Jan-2004		31-Dec-2009	4.2400	-
Subscription rights UniCredit S.p.A. 2007-2011 (Ex Finecogroup Warrants 2005) (1)	24-May-2005		24-May-2011	3.9348	1.00761724

1. Each Right gives to the beneficiary the right to subscribe UniCredit ordinary shares according to the ratio of 1.12 UniCredit ordinary shares for each exercised Right.
2. This plan has been granted to not employed Directors of Capitalia Group's Companies. Each Right gives to the beneficiary the right to acquire UniCredit treasury ordinary shares according to the ratio of 1.12 UniCredit ordinary shares for each exercised Right.
3. The Right's fair value per unit at (the original) grant date is only reported for those plans (or portion of them) whose vesting period was not ended at date of merger effectiveness of Capitalia Group into UniCredit.

Effects on Profit or Loss

All Share-Based Payment granted after 7th November 2002 which vesting period ends after 1st January 2005 are included within the scope of the IFRS2.

Financial liabilities related to Cash-settled payment plans have been recognized if not yet settled on 1st January 2005.

Financial statement presentation related to share based payments (euro/000)

	2007		2006	
	TOTAL	VESTED PLANS	TOTAL	VESTED PLANS
Costs (1)	81,485		82,961	
- connected to Equity Settled Plans	*32,853*		*42,346*	
- connected to Cash Settled Plans	*48,632*		*40,615*	
Debts for Cash Settled Plans	102,742	80,871	84,137	42,737
-of which Intrinsic Value		*80,752*		*41,391*

1. Partly included in "other administrative expenses" and in "staff expenses – other staff" in keeping with the recognition of other monetary charges connected to the remuneration of services provided by beneficiaries.



Annexes

Annex 1

Reconciliation of reclassified accounts to mandatory reporting schedule

Consolidated Balance Sheet (€ million)

	AMOUNTS AS AT		SEE NOTES
	31.12.2007	31.12.2006	
Assets			Part B) Assets
Cash and cash balances = *item 10*	11,073	5,681	Table 1.1
Financial assets held for trading = *item 20*	202,343	191,593	Table 2.1
Loans and receivables with banks = *item 60*	100,012	83,715	Table 6.1
Loans and receivables with customers = *item 70*	574,206	441,320	Table 7.1
Financial investments	62,207	59,130	
30. Financial assets at fair value through profit or loss	*15,352*	*15,933*	Table *3.1*
40. Available-for-sale financial assets	*31,958*	*29,359*	Table *4.1*
50. Held-to-maturity investments	*11,731*	*10,752*	Table *5.1*
100. Investments in associates and joint ventures	*3,166*	*3,086*	Table *10.3*
Hedging instruments	2,442	3,238	
80. Hedging derivatives	*2,513*	*3,010*	Table *8.1*
90. Changes in fair value of portfolio hedged items	*-71*	*228*	Table *9.1*
Property, plant and equipment = *item 120*	14,437	8,615	Tables 12.1 and 12.2
Goodwill = *item 130 - Intangible assets of which: goodwill*	19,115	9,908	Table 13.1
Other intangible assets = *item 130 - Intangible assets net of goodwill*	5,738	3,428	Table 13.1
Tax assets = *item 140*	11,144	7,746	
Non-current assets and disposal groups classified as held for sale = *item 150*	6,375	573	Table 15.1
Other assets	12,666	8,337	
110. Insurance reserves attributable to reinsurers	-	-	Table *11.1*
160. Other assets	*12,666*	*8,337*	Table *16.1*
Total assets	**1,021,758**	**823,284**	

Consolidated Balance Sheet *(continued)*			(€ million)
	AMOUNTS AS AT		SEE
	31.12.2007	31.12.2006	NOTES
Liabilities and shareholders' equity			Part B) Liabilities
Deposits from banks = *item 10*	160,601	145,683	Table 1.1
Deposits from customers and debt securities in issue	630,533	495,255	
20. Deposits from customers	*390,633*	*287,979*	*Table 2.1*
30. Debt securities in issue	*239,900*	*207,276*	*Table 3.1*
Financial liabilities held for trading = *item 40*	113,657	103,980	Table 4.1
Financial liabilities at fair value through profit or loss = *item 50*	1,967	1,731	Table 5.1
Hedging instruments	4,944	3,708	
60. Hedging derivatives	*5,569*	*4,071*	*Table 6.1*
70. Changes in fair value of portfolio hedged items	*-625*	*-363*	*Table 7.1*
Provisions for risks and charges = *item 120*	8,793	6,871	Table 12.1
Tax liabilities = *item 80*	7,510	6,094	
Liabilities included in disposal groups classified as held for sale = *item 90*	5,027	97	Table 15.1
Other liabilities	26,262	17,123	
100. Other liabilities	*24,556*	*15,727*	*Table 10.1*
110. Provision for employee severance pay	*1,528*	*1,234*	*Table 11.1*
130. Insurance reserves	*178*	*162*	*Table 13.1*
Minorities = *item 210*	4,740	4,274	Table 16.1
Shareholders' equity, of which:	57,724	38,468	
- Capital and reserves	50,995	30,855	
140. Revaluation reserves, of which: Special revaluation laws	*277*	*277*	
170. Reserves	*10,690*	*8,092*	*Table 15.5*
180. Share premium	*33,708*	*17,629*	
190. Issued capital	*6,683*	*5,219*	*Table 15.2*
200. Treasury shares	*-363*	*-362*	*Table 15.2*
- Available-for-sale assets fair value reserve and cash-flow hedging reserv	768	2,165	
140. Revaluation reserves, of which: Available-for-sale financial assets	*1,480*	*2,655*	*Table 15.9*
140. Revaluation reserves, of which: Cash-flow hedges	*-712*	*-490*	
- Net profit = *item 220*	5,961	5,448	
Total liabilities and shareholders' equity	**1,021,758**	**823,284**	

Reconciliation of reclassified accounts to mandatory reporting schedule (Continued)

Income Statement (€ million)

	YEAR 2007	YEAR 2006	SEE THE NOTES PART C)
Net interest = *item 30. Net interest margin*	13,965	12,155	Tables 1.1 and 1.4
Dividends and other income from equity investments	878	705	
70. Dividend income and similar revenue	*1,056*	*824*	*Table 3.1*
less: dividends from held for trading equity instruments included in item 70	*-381*	*-349*	
240. Profit (loss) of associates - of which: Profit (loss) of associates valued at equity	*203*	*230*	*Table 16.1*
Net interest margin	**14,843**	**12,860**	
Net fees and commissions = *item 60*	9,430	8,348	Tables 2.1 and 2.3
Net trading, hedging and fair value income	1,057	1,922	
80. Gains (losses) on financial assets and liabilities held for trading	*540*	*1,470*	*Table 4.1*
+ dividends from held for trading equity instruments (from item 70)	*381*	*349*	
90. Fair value adjustments in hedge accounting	*22*	*30*	*Table 5.1*
Gains (losses) on disposal and repurchase of available-for-sale financial assets - private equity (from item 100 b)	*120*	*38*	
100. Gains (losses) on disposal or repurchase of : d) financial liabilities	*-3*	*-6*	*Table 6.1*
110. Gains (losses) on financial assets and liabilities designated at fair value through profit and loss	*-3*	*41*	*Table 7.1*
Net other expenses/income	563	334	
Gains (losses) on disposals / repurchases on loans and receivables - not impaired position (from item 100 b)	*4*		
150. Premiums earned (net)	*115*	*89*	*Table 9.1*
160. Other income (net) from insurance activities	*-82*	*-68*	*Table 10.1*
220. Other net operating income	*883*	*597*	*Tables 15.1 and 15.2*
less: Other operating income - of which: recovery of costs	*-360*	*-284*	*Table 15.2*
Gains (losses) on disposals of investments - assets leasing operation (from item 270)	*3*		
Net non-interest income	**11,050**	**10,604**	
OPERATING INCOME	**25,893**	**23,464**	
Payroll costs	-8,210	-7,845	Table 11.1
180. Administrative costs - a) staff expenses	*-9,097*	*-7,860*	
less: integration costs	*887*	*15*	
Other administrative expenses	-4,938	-4,431	
180. Administrative costs - b) other administrative expenses	*-5,105*	*-4,549*	*Table 11.5*
less: integration costs	*167*	*118*	
Recovery of expenses = *item 220. Other net operating income - of which: Operating income - recovery of costs*	360	285	Table 15.2
Amortisation, depreciation and impairment losses on intangible and tangible assets	-1,293	-1,267	
200. Impairment/Write-backs on property, plant and equipment	*-841*	*-812*	*Table 13.1*
less: Impairment losses/write backs on property owned for investment	*2*	*62*	
less: integration costs	*53*	*5*	
210. Impairment/Write-backs on intangible assets	*-615*	*-557*	*Table 14.1*
less: integration costs	*108*	*35*	
Operating costs	**-14,081**	**-13,258**	

Income Statement *(continued)* (€ million)

	YEAR 2007	YEAR 2006	SEE THE NOTES PART C)
OPERATING PROFIT	**11,812**	**10,206**	
Impairment of goodwill	-1	-9	
260. Impairment of goodwill	*-144*	*-357*	
less: impairment of goodwill due to recognition of deferred tax assets arising from losses carried forward of HVB Group	*143*	*348*	
Provisions for risks and charges	-663	-473	Table 12.1
190. Provisions for risks and charges	*-622*	*-765*	
Surplus on release of integration provision	*-41*	*292*	
Integration costs	-1,174	-465	
Net impairment losses on loans and provisions for guarantees and commitments	-2,152	-2,233	
100. Gains (losses) on disposal and repurchase of a) loans	*14*	*16*	*Table 6.1*
less: Gains (losses) on disposals / repurchases on loans and receivables - not impaired position (from item 100 b)	*-4*		
130. Impairment losses on a) loans	*-2,141*	*-2,196*	*Table 8.1*
130. Impairment losses on d) other financial assets	*-21*	*-53*	*Table 8.4*
Net income from investments	1,533	1,184	
100. Gains (losses) on disposal and repurchase of b) available-for-sale financial assets	*1,275*	*479*	*Table 6.1*
less: Gains (losses) on disposal and repurchase of available-for-sale financial assets - private equity	*-120*	*-38*	
100. Gains (losses) on disposal and repurchase of c) held-to-maturity investments	*-*	*3*	*Table 6.1*
130. Impairment losses on: b) available-for-sale financial assets	*-113*	*-47*	*Table 8.2*
130. Impairment losses on: c) held-to-maturity investments	*-54*	*1*	*Table 8.3*
Impairment losses/write backs on property owned for investment (from item 200)	-2	-62	Table 13.1
240. Profit (loss) of associates -of which: write-backs/impairment losses and gains/losses on disposal of associates valued at equity	*20*	*53*	*Table 16.1*
270. Gains (losses) on disposal of investments	*530*	*795*	*Table 19.1*
less: Gains (losses) on disposals of investments - assets leasing operation (from item 270)	*-3*		
PROFIT BEFORE TAX	**9,355**	**8,210**	
Income tax for the period	-2,677	-2,138	Table 20.1
290. Tax expence related to profit from continuing operations	*-2,534*	*-1,790*	
Impairment of goodwill due to recognition of deferred tax assets arising from losses carried forward of HVB Group	*-143*	*-348*	
NET PROFIT	**6,678**	**6,072**	
Gains (losses) on assets classified as held for sale, after tax = *item 310*	-	56	Table 21.1
PROFIT (LOSS) FOR THE YEAR	**6,678**	**6,128**	
Minorities = item 330	-717	-680	Section 22
NET PROFIT ATTRIBUTABLE TO THE GROUP	**5,961**	**5,448**	

Annex 2

Fees for annual audit and related services

UniCredit Group 2007 – KPMG network

As prescribed by §149-duodecies of the Consob Issuers Regulation, the following table gives fees paid in 2007 for audit services rendered by KPMG SpA and firms in its network.

(€ '000)

SEVICE TYPE	SERVICE PROVIDER	USER		FEES (1)
Audit (2)	KPMG SpA	Parent-UniCredit SpA.		2,047
	KPMG SpA.	Subsidiaries		2,231
	KPMG network	Subsidiaries		18,330
Certification, letters of comfort etc	KPMG SpA	Parent-UniCredit SpA	(3)	1,606
	KPMG SpA	Subsidiaries		121
	KPMG network	Parent-UniCredit SpA		7
	KPMG network	Subsidiaries	(4)	1,840
Other serrvices	KPMG SpA	Parent-UniCredit SpA		14
	KPMG SpA.	Subsidiaries	(5)	361
	KPMG network	Subsidiaries	(6)	3,616
Total				**30,173**

(1) Excl. VAT and Expenses.
(2) Does not include fees for audits of investment funds.
(3) Checking consolidated accounts data, both proforma and forecast, issuing comfort letters and checking the social and environmental report.
(4) Mainly checks required by local regulations for extraordinary transactions and comfort letters.
(5) Services agreed by former Capitalia companies before Capitalia was absorbed by UniCredit S.p.A.
(6) Mainly assistance rendered to the subsidiary HypoVereinsBank as part of the implementation of MIB Divisional procedures, Operational Risk Management and Basel II for total fees of € 2.636 and tax services rendered to the subsidiaries for total fees € 419.

Annex 3

Statement of significant equity investments pursuant to art. 125 of Consob Regulation n. 11971 dated 14 May 1999

		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS					
NAME	MAIN OFFICE	TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP	
A&T-PROJEKTENTWICKLUNGS GMBH & CO. POTSDAMER PLATZ BERLIN KG	MUNICH	GERMANY	66.67		66.67	66.67		66.67	GRUNDSTUCKSAKTIENGESELLSCHAFT AM POTSDAMER PLATZ (HAUS VATERLAND)	(a)
A&T-PROJEKTENTWICKLUNGS-VERWALTUNGS GMBH	MUNICH	GERMANY	66.67		66.67	66.67		66.67	GRUNDSTUCKSAKTIENGESELLSCHAFT AM POTSDAMER PLATZ (HAUS VATERLAND)	(a)
A.V. ABWICKLUNGS - UND VERMOGENSVERWALTUNGS GMBH IN LIQUIDATION	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
AB IMMOBILIENVERWALTUNGS - GMBH & CO XENOR KG	MUNICH	GERMANY	94.00		-	66.66		33.33	AB IMMOBILIENVERWALTUNGS-GMBH	(a)
					94.00			33.33	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
AB IMMOBILIENVERWALTUNGS -GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB IMMOBILIEN AG	(a)
ABG ANLAGENVERWERTUNGS - UND BETEILIGUNGS - GESELLSCHAFT M.B.H. & CO. 0	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	COBB BETEILIGUNGEN UND LEASING GMBH	(a)
ACIS IMMOBILIEN - UND PROJEKTENTWICKLUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
ACIS IMMOBILIEN - UND PROJEKTENTWICKLUNGS GMBH & CO. OBERBAUM CITY KG	MUNICH	GERMANY	100.00		-	100.00		1.89	ACIS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	(a)
					100.00			98.11	SIRIUS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	(a)
ACIS IMMOBILIEN - UND PROJEKTENTWICKLUNGS GMBH & CO. PARKKOLONNADEN KG	MUNICH	GERMANY	100.00		100.00	100.00		98.11	A&T-PROJEKTENTWICKLUNGS GMBH & CO. POTSDAMER PLATZ BERLIN KG	(a)
					-			1.89	ACIS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	(a)
ACIS IMMOBILIEN - UND PROJEKTENTWICKLUNGS GMBH & CO. STUTTGART KRONPRINZSTRASSE KG	MUNICH	GERMANY	100.00		-	100.00		1.89	ACIS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	(a)
					100.00			98.11	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
ACTIVE BOND PORTFOLIO MANAGEMENT GMBH	GRUNWALD	GERMANY	100.00		100.00	100.00		100.00	HVB FONDSFINANCE GMBH	(a)
ADFINCON - ADVANCED FINANCIAL IT CONSULTING GMBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
ADIBA 1981 SRL	ROME	ITALY	50.00		50.00	50.00		50.00	MCC - MEDIOCREDITO CENTRALE SPA	(b)
ADV EQUITY LIMITED	LONDON	UNITED KINGDOM	100.00		100.00	100.00		100.00	BIPOP CARIRE SPA	(b)
AGENCJA RYNKU HURTOWEGO PRODUKTOW ROLNYCH AGRO-RYNEK SA IN LIQUIDATION	GLIWICE	POLAND	15.21		15.21	15.21		15.21	BANK PEKAO SA	(a)
AGIR VERMOGENSVERWALTUNG GMBH & CO. KG	MUNICH	GERMANY	-		-	100.00		100.00	ALKMENE IMMOBILIEN-VERWALTUNGS GMBH	(a)
AGITEC - AGENZIA PER L'INNOVAZIONE TECNOLOGICA SPA IN LIQUIDATION	ROME	ITALY	25.00	25.00		25.00	25.00		UNICREDIT SPA	(a)
AGRIFACTORING SPA IN LIQUIDATION E IN CONCORDATO PREVENTIVO	ROME	ITALY	20.00	20.00		20.00	20.00		UNICREDIT SPA	(a)
AGROB AKTIENGESELLSCHAFT	ISMANING	GERMANY	52.72		52.72	75.02		75.02	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
AGRUND GRUNDSTUCKS-GMBH	MUNICH	GERMANY	90.00		90.00	90.00		90.00	HVB IMMOBILIEN AG	(a)
AI BETEILIGUNG GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT CAIB AG	(a)
AIRPLUS AIR TRAVEL CARD VERTRIEBSGESELLSCHAFT M.B.H.	WIEN	AUSTRIA	33.33		33.33	33.33		33.33	DINERS CLUB CEE HOLDING AG	(a)
AKA AUSFUHRKREDIT-GESELLSCHAFT MBH	FARNKFURT AM MAIN	GERMANY	15.43		15.43	15.43		15.43	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)

Statement of significant equity investments pursuant to art. 125 of Consob Regulation n. 11971 dated 14 May 1999 (Continued)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
AL.GIO.FIN. SPA	BERGAMO	ITALY	60.00		60.00	60.00		60.00	BIPOP CARIRE SPA	(b)
ALEXANDERSSON REAL ESTATE I B.V.	MUNICH	GERMANY	100.00		100.00	100.00		100.00	ANWA GESELLSCHAFT FUR ANLAGENVERWALTUNG MBH	(a)
ALFA HOLDING INGATLANSZOLGALTATO KFT.	GYOR	HUNGARY	95.00		95.00	95.00		95.00	BANK AUSTRIA CREDITANSTALT AG	(a)
ALINT 458 GRUNDSTUCKSVERWALTUNG GESELLSCHAFT M.B.H. & CO. GESCHAFTSHAU	BAD HOMBURG	GERMANY	99.00		33.33	100.00		33.67	ALINT 458 GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)
					65.67			66.33	BA CA LEASING (DEUTSCHLAND) GMBH	(a)
ALINT 458 GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	BAD HOMBURG	GERMANY	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
ALKMENE IMMOBILIEN-VERWALTUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
ALLCASA IMMOBILIEN-VERWALTUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
ALLEGRO LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
ALLIANZ ZAGREB DD	ZAGREB	CROATIA	19.90		19.90	19.90		19.90	ZAGREBACKA BANKA DD	(a)
ALLIANZ ZB D.O.O. DRUSTVO ZA UPRAVLJANJE DOBROVOLJNIM	ZAGREB	CROATIA	49.00		49.00	49.00		49.00	ZAGREBACKA BANKA DD	(a)
ALLIANZ ZB D.O.O. DRUSTVO ZA UPRAVLJANJIE OBVEZNIM	ZAGREB	CROATIA	49.00		49.00	49.00		49.00	ZAGREBACKA BANKA DD	(a)
ALLIB LEASING S.R.O.	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
ALLIB NEKRETNINE D.O.O. ZA POSLOVANJE NEKRETNINAMA	ZAGREB	CROATIA	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
ALLIB ROM S.R.L.	BUCHAREST	ROMANIA	100.00		90.00	100.00		90.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
					10.00			10.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
ALLTERRA IMMOBILIENVERWALTUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
ALMS LEASING GMBH.	SALZBURG	AUSTRIA	95.00		95.00	95.00		95.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
ALTE SCHMELZE PROJEKTENTWICKLUNGSGESELLSCHAFT MBH	DRESDEN	GERMANY	100.00		100.00	100.00		100.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
ALTEA VERWALTUNGSGESELLSCHAFT MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
ALTEA VERWALTUNGSGESELLSCHAFT MBH & CO. OBJEKT I KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
ALV IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	99.80		99.80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
AMBROSIA & ARNICA HANDELSGES.M.B.H.	WIEN	AUSTRIA	20.00		20.00	20.00		20.00	GRUNDERFONDS GMBH & CO KEG	(a)
AMPHITRYON IMMOBILIEN-VERWALTUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
ANI LEASING IFN S.A.	BUCHAREST	ROMANIA	100.00		0.01	100.00		0.01	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
					90.02			90.02	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
					9.95			9.95	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
					0.01			0.01	CALG ANLAGEN LEASING GMBH	(a)
					0.01			0.01	UNICREDIT GLOBAL LEASING EXPORT GMBH	(a)
ANTARES IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	MID GARAGEN GMBH	(a)
ANTUS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	MUNICH	GERMANY	90.00		90.00	90.00		90.00	HVB PROJEKT GMBH	(a)
ANWA GESELLSCHAFT FUR ANLAGENVERWALTUNG MBH	MUNICH	GERMANY	95.00		1.15	95.00		1.15	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
					93.85			93.85	HVB IMMOBILIEN AG	(a)
APAX EUROPE V - C, GMBH & CO. KG	MUNICH	GERMANY	17.76		17.76	-		-	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
APIR VERWALTUNGSGESELLSCHAFT MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
APIR VERWALTUNGSGESELLSCHAFT MBH & CO. IMMOBILIEN- UND VERMIETUNGS KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
ARANY PENZUGYI LIZING ZRT.	BUDAPEST	HUNGARY	100.00		1.67	100.00		1.67	SAS-REAL KFT.	(a)
					98.33			98.33	UNICREDIT BANK HUNGARY ZRT.	(a)
ARCADIA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		6.00	100.00		6.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
					94.00			94.00	HVB IMMOBILIEN AG	(a)
ARENA STADION BETEILIGUNGSVERWALTUNGS-GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
ARGENTAURUS IMMOBILIEN-VERMIETUNGS- UND VERWALTUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
ARGENTUM MEDIA GMBH & CO. KG	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	(a)
ARNO GRUNDSTUCKSVERWALTUNGS GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)
ARRONDA IMMOBILIENVERWALTUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
ARTEMUS MACRO FUND SPC LIMITED	GEORGE TOWN	CAYMAN ISLANDS	100.00		100.00	100.00		100.00	HVB ASSET MANAGEMENT ASIA LTD.	(a)
ARTIST MARKETING ENTERTAINMENT GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	MY BETEILIGUNGS GMBH	(a)
ARUNA IMMOBILIENVERMIETUNG GMBH	WIEN	AUSTRIA	99.80		99.80	99.80		99.80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
AS UNICREDIT BANK	RIGA	LATVIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
ASPRA FINANCE SPA	MILAN	ITALY	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
ASSET MANAGEMENT BREMEN GMBH	BREMEN	GERMANY	100.00		100.00	100.00		100.00	BANKHAUS NEELMEYER AG	(a)
ASSET MANAGEMENT GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
ASSET S.A. IN LIQUIDATION	WARSAW	POLAND	100.00		100.00	100.00		100.00	FINAL HOLDING SP.Z.O.O.	(a)
ASTRIM SPA	ROME	ITALY	31.30	31.30		34.78	34.78		UNICREDIT SPA	(a)
ASTROTERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		6.00	100.00		6.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
					94.00			94.00	HVB IMMOBILIEN AG	(a)

Statement of significant equity investments pursuant to art. 125 of Consob Regulation n. 11971 dated 14 May 1999 (Continued)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
ATB ACCIAIERIA E TUBIFICIO DI BRESCIA SPA	RONCADELLE	ITALY	50.00		50.00	50.00		50.00	MCC - MEDIOCREDITO CENTRALE SPA	(b)
ATF BANK KYRGYZSTAN OJSC	BISHKEK	KIRGHIZISTAN	94.18		94.18	94.18		94.18	JSC ATF BANK	(a)
ATF CAPITAL B.V.	ROTTERDAM	NETHERLANDS	100.00		100.00	100.00		100.00	JSC ATF BANK	(a)
ATF FINANCE JSC	ALMATY CITY	KAZAKHSTAN	100.00		100.00	100.00		100.00	JSC ATF BANK	(a)
ATF INKASSATSIYA LTD	ALMATY CITY	KAZAKHSTAN	100.00		100.00	100.00		100.00	JSC ATF BANK	(a)
ATLANTERRA IMMOBILIENVERWALTUNGS GMBH	MUNICH	GERMANY	90.00		90.00	90.00		90.00	HVB PROJEKT GMBH	(a)
A-TRUST GESELLSCHAFT FUR SICHERHEITSSYSTEME IM ELEKTRONISCHEN DATEN	WIEN	AUSTRIA	13.65		10.92	13.65		10.92	BANK AUSTRIA CREDITANSTALT AG	(a)
					2.73			2.73	SCHOELLERBANK AKTIENGESELLSCHAFT	(a)
AUFBAU DRESDEN GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
AUSTRIA LEASING GMBH	WIEN	AUSTRIA	99.80		0.40	99.80		0.40	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
					99.40			99.40	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)
AUTO MONDO COMPANY S.A.	BUCHAREST	ROMANIA	20.00		20.00	20.00		20.00	UNICREDIT TIRIAC BANK S.A.	(a)
AUTOGYOR INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
AVIVA SPA	MILAN	ITALY	49.00		49.00	49.00		49.00	UNICREDIT BANCA SPA	(a)
AWT HANDELS GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	AWT INTERNATIONAL TRADE AG	(a)
AWT INTERNATIONAL TRADE AG	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
AWT-HANDELS UND BETEILIGUNGS (DEUTSCHLAND) GMBH	BAD HOMBURG	GERMANY	100.00		100.00	100.00		100.00	AWT INTERNATIONAL TRADE AG	(a)
B + H IMMO PRAHA, SPOL. S R.O.	PRAGUE	CZECH REPUBLIC	19.05		19.05	19.05		19.05	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
B.I. INTERNATIONAL LIMITED	GEORGE TOWN	CAYMAN ISLANDS	100.00		100.00	100.00		100.00	TRINITRADE VERMOGENSVERWALTUNGS-GESELLSCHAFT MIT BESCHRANKTER HAFTUNG	(a)
BA- ALPINE HOLDINGS, INC.	WILMINGTON	U.S.A.	100.00		100.00	100.00		100.00	UNICREDIT BANK CAYMAN ISLANDS LTD.	(a)
BA CA LEASING (DEUTSCHLAND) GMBH	BAD HOMBURG	GERMANY	94.90		94.90	94.90		94.90	UNICREDIT GLOBAL LEASING SPA	(a)
BA CA LEASING (GERMANY) GMBH	BAD HOMBURG	GERMANY	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BA CA SECUND LEASING GMBH	WIEN	AUSTRIA	99.80		99.80	99.80		99.80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BA CREDITANSTALT ALPHA D.O.O. BEOGRAD	BEOGRAD	SERBIA	100.00		100.00	100.00		100.00	UNICREDIT BANK SRBIJA JSC	(a)
BA CREDITANSTALT BULUS EOOD	SOFIA	BULGARIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BA WORLDWIDE FUND MANAGEMENT LTD	TORTOLA	BRITISH VIRGIN ISLANDS	100.00		100.00	100.00		100.00	LB HOLDING GESELLSCHAFT M.B.H.	(a)
BA/CA-LEASING BETEILIGUNGEN GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BA/CA-LEASING FINANZIERUNG GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
BAC FIDUCIARIA SPA	DOGANA	SAN MARINO REPUBLIC	100.00		100.00	100.00		100.00	BANCA AGRICOLA COMMERCIALE DELLA R.S.M. SA	(a)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
BA-CA ADAGIO LEASING GMBH	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BA-CA ADMINISTRATION SERVICES GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BA-CA ANDANTE LEASING GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BACA BARBUS LEASING DOO	LJUBLJANA	SLOVENIA	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
BACA BAUCIS LEASING GMBH	WIEN	AUSTRIA	99.80		99.80	99.80		99.80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BA-CA BETRIEBSOBJEKTE AG & CO BETA VERMIETUNGS OEG	WIEN	AUSTRIA	100.00		99.90	100.00		99.90	BA-CA BETRIEBSOBJEKTE GMBH	(a)
					0.10			0.10	MY DREI HANDELS GMBH	(a)
BA-CA BETRIEBSOBJEKTE GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BA-CA BETRIEBSOBJEKTE PRAHA SPOL.S.R.O.	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	BA-CA BETRIEBSOBJEKTE GMBH	(a)
BACA CENA IMMOBILIEN LEASING GMBH	WIEN	AUSTRIA	99.80		99.80	99.80		99.80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BACA CHEOPS LEASING GMBH	WIEN	AUSTRIA	99.80		99.80	99.80		99.80	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)
BA-CA CONSTRUCTION LEASING OOO	ST. PIETERSBURG	RUSSIA	100.00		100.00	100.00		100.00	RSB ANLAGENVERMIETUNG GESELLSCHAFT M.B.H.	(a)
BACA EXPORT FINANCE LIMITED	LONDON	UNITED KINGDOM	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BA-CA FINANCE (CAYMAN) II LIMITED	GEORGE TOWN	CAYMAN ISLANDS	100.00		100.00	100.00		100.00	UNICREDIT BANK CAYMAN ISLANDS LTD.	(a)
BA-CA FINANCE (CAYMAN) LIMITED	GEORGE TOWN	CAYMAN ISLANDS	100.00		100.00	100.00		100.00	UNICREDIT BANK CAYMAN ISLANDS LTD.	(a)
BACA GIOCONDO LEASING D.O.O., SARAJEVO	SARAJEVO	BOSNIA AND HERZEGOVINA	100.00		30.00	100.00		30.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
					70.00			70.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BA-CA GRECO VERSICHERUNGSMANAGEMENT GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	51.02		51.02	51.02		51.02	BANK AUSTRIA CREDITANSTALT AG	(a)
BACA HYDRA LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	99.80		99.80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BA HYPO FINANCIRANJE D.O.O. ZA POSLOVANJE NEKRET- NINAMA	ZAGREB	CROATIA	100.00		100.00	100.00		100.00	HYPO-BA LEASING SUD GMBH	(a)
BA-CA INFRASTRUTTURE FINANCE ADVISORY GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BACA INVESTOR BETEILIGUNGS GMBH	WIEN	AUSTRIA	24.00		24.00	24.00		24.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
BACA KOMMUNALLEASING GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BACA LEASING ALFA S.R.O.	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
BACA LEASING CARMEN GMBH	WIEN	AUSTRIA	99.80		99.80	99.80		99.80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BA-CA LEASING DREI GARAGEN GMBH	WIEN	AUSTRIA	99.80		99.80	99.80		99.80	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BACA LEASING GAMA S.R.O.	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)

Statement of significant equity investments pursuant to art. 125 of Consob Regulation n. 11971 dated 14 May 1999 (Continued)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
BA-CA LEASING MAR IMMOBILIEN LEASING GMBH	WIEN	AUSTRIA	99.80		99.80	99.80		99.80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BA-CA LEASING MODERATO D.O.O.	LJUBLJANA	SLOVENIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BACA LEASING NEKRETNINE DRUSTVO SA OGRANICENOM	BANJA LUKA	BOSNIA AND HERZEGOVINA	100.00		70.00	100.00		70.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
					30.00			30.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BA-CA LEASING POLO, LEASING D.O.O.	LJUBLJANA	SLOVENIA	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
BA-CA LEASING TECHRENT GMBH	WIEN	AUSTRIA	100.00		1.00	100.00		1.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
					99.00			99.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BACA LEASING UND BETEILGUNGSMANAGEMENT GMBH (EX CALG 434 GRUNDSTUCKVER	WIEN	AUSTRIA	99.80		1.00	100.00		1.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
					98.80			99.00	CALG IMMOBILIEN LEASING GMBH	(a)
BA-CA LEASING VERSICHERUNGSSERVICE GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BA-CA LEASING VERSICHERUNGSSERVICE GMBH & CO KG	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BA-CA LUNA LEASING GMBH VORM. Z LEASING LUNA IMMOBILIEN LEASING GES.M.B.H.	WIEN	AUSTRIA	99.80		99.80	99.80		99.80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BA-CA MARKETS & INVESTMENT BETEILIGUNG GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BACA MINERVA LEASING GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
BACA MINOS LEASING GMBH	WIEN	AUSTRIA	99.80		99.80	99.80		99.80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BACA MOBILIEN UND LKW LEASING GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BACA PEGASUS LEASING GMBH (EX. CALG GRUNDSTUCK- VERWALTUNG GRUNDUNG 1982 GMBH)	WIEN	AUSTRIA	99.80		25.00	99.80		25.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
					74.80			74.80	CALG IMMOBILIEN LEASING GMBH	(a)
BA-CA POLARIS LEASING GMBH	WIEN	AUSTRIA	99.80		99.80	99.80		99.80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BA-CA PRESTO LEASING GMBH	WIEN	AUSTRIA	99.80		99.80	99.80		99.80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BA-CA PRIVATE EQUITY GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BA-CA REAL INVEST ASSET MANAGEMENT GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	(a)
BACA ROMUS IFN S.A.	BUCHAREST	ROMANIA	100.00		0.01	100.00		0.01	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
					90.01			90.01	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
					9.96			9.96	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
					0.01			0.01	CALG ANLAGEN LEASING GMBH	(a)
					0.01			0.01	UNICREDIT GLOBAL LEASING EXPORT GMBH	(a)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
BA-CA WIEN MITTE HOLDING GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BA-CA ZEGA LEASING-GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	99.80		99.80	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BA-CA-GEBAUDEVERMIETUNGSGMBH	WIEN	AUSTRIA	50.00		50.00	50.00		50.00	BA-CA-GVG-HOLDING GMBH	(a)
BA-CA-GVG-HOLDING GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BACAI	LONDON	UNITED KINGDOM	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BACAL ALPHA DOO ZA POSLOVANJE NEKRETNINAMA	ZAGREB	CROATIA	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
BACAL BETA NEKRETNINE D.O.O. ZA POSLOVANJE NEKRETNINAMA	ZAGREB	CROATIA	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
BACA-LEASING AQUILA INGATLANHASNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
BACA-LEASING GEMINI INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
BACA-LEASING HERKULES INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASA	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
BACA-LEASING MIDAS INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BACA-LEASING NERO INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BACA-LEASING OMIKRON INGATLANHASZNOSTO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BACA-LEASING URSUS INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BA-CREDITANSTALT LEASING ANGLA SP. Z O.O.	WARSAW	POLAND	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
BA-CREDITANSTALT LEASING DELTA SP. Z O.O.	WARSAW	POLAND	100.00		75.00	100.00		75.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
					25.00			25.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BA-CREDITANSTALT LEASING ECOS SP. Z O.O.	WARSAW	POLAND	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BA-CREDITANSTALT LEASING POLUS SP. Z O.O.	WARSAW	POLAND	100.00		100.00	100.00		100.00	BACA MINERVA LEASING GMBH	(a)
BAL CARINA IMMOBILIEN LEASING GMBH	WIEN	AUSTRIA	99.80		99.80	99.80		99.80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BAL DEMETER IMMOBILIEN LEASING GMBH	WIEN	AUSTRIA	99.80		99.80	99.80		99.80	MID GARAGEN GMBH	(a)
BAL HESTIA IMMOBILIEN LEASING GMBH	WIEN	AUSTRIA	99.80		99.80	99.80		99.80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BAL HORUS IMMOBILIEN LEASING GMBH	WIEN	AUSTRIA	99.80		99.80	99.80		99.80	CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	(a)

Statement of significant equity investments pursuant to art. 125 of Consob Regulation n. 11971 dated 14 May 1999 (Continued)

			% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS				
NAME	MAIN OFFICE		TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
BAL HYPNOS IMMOBILIEN LEASING GMBH	WIEN	AUSTRIA	99.80		99.80	99.80		99.80	CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	(a)
BAL LETO IMMOBILIEN LEASING GMBH	WIEN	AUSTRIA	99.80		99.80	99.80		99.80	MID GARAGEN GMBH	(a)
BAL OSIRIS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	99.80		99.80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BAL PAN IMMOBILIEN LEASING GMBH	WIEN	AUSTRIA	99.80		99.80	99.80		99.80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BAL SOBEK IMMOBILIEN LEASING GMBH	WIEN	AUSTRIA	99.80		99.80	99.80		99.80	MID GARAGEN GMBH	(a)
BALEA SOFT GMBH & CO. KG	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	HVB LEASING GMBH	(a)
BALEA SOFT VERWALTUNGSGESELLSCHAFT MBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	HVB LEASING GMBH	(a)
BALTIC BUSINESS CENTER SP.Z.O.O.	GDYNIA	POLAND	62.00		62.00	62.00		62.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BANCA AGRICOLA COMMERCIALE DELLA R.S.M. SA	BORGO MAGGIORE	SAN MARINO REPUBLIC	85.39		85.35	85.35		85.35	UNICREDIT PRIVATE BANKING SPA	(a)
					0.04			-	BANCA AGRICOLA COMMERCIALE DELLA R.S.M. SA	(a*)
BANCA D' ITALIA	ROME	ITALY	22.11		6.34	22.11		6.34	BANCO DI SICILIA SPA	(a)
					0.04			0.04	BIPOP CARIRE SPA	(a)
				15.73			15.73		UNICREDIT SPA	(a)
BANCA DI CREDITO DI TRIESTE SPA IN LIQ. COATTA AMM.VA	TRIESTE	ITALY	44.29		44.29	44.29		44.29	BIPOP CARIRE SPA	(a)
BANCA DI ROMA SPA (ora UNICREDIT BANCA DI ROMA SPA)	ROME	ITALY	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
BANCA IMPRESA LAZIO SPA	ROME	ITALY	18.00	18.00		18.00	18.00		UNICREDIT SPA	(a)
BANCA UBAE SPA	ROME	ITALY	10.79	10.79		10.79	10.79		UNICREDIT SPA	(a)
BANCO DI ROMA (ETHIOPIA) SH.CO. <NAZIONALIZZATA>	ADDIS ABEBA	ETHIOPIA	49.00		49.00	-	-		UNICREDIT SPA	(a)
BANCO DI SICILIA SPA	PALERMO	ITALY	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
BANCO INTERFINANZAS S.A.	BUENOS AIRES	ARGENTINA	50.00		50.00	50.00		50.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BANK AUSTRIA AKTIENGESELLSCHAFT & CO EDV LEASING OHG	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BANK AUSTRIA CAYMAN ISLANDS (MANAGEMENT) LTD.	GEORGE TOWN	CAYMAN ISLANDS	100.00		100.00	100.00		100.00	UNICREDIT BANK CAYMAN ISLANDS LTD.	(a)
BANK AUSTRIA CAYMAN ISLANDS (NOMINEES) LTD.	GEORGE TOWN	CAYMAN ISLANDS	100.00		100.00	100.00		100.00	UNICREDIT BANK CAYMAN ISLANDS LTD.	(a)
BANK AUSTRIA CREDITANSTALT AG	WIEN	AUSTRIA	96.35	96.35		96.35	96.35		UNICREDIT SPA	(a)
								..	BANK AUSTRIA CREDITANSTALT AG	(a*)
BANK AUSTRIA CREDITANSTALT FINANZSERVICE GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BANK AUSTRIA CREDITANSTALT FUHRPARKMANAGEMENT GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BANK AUSTRIA CREDITANSTALT IMMOBILIEN ENTWICKLUNGS- UND VERWERTUNGS GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BANK AUSTRIA CREDITANSTALT IMMOBILIENBERATUNGS- UND SERVICE GMBH	WIEN	AUSTRIA	100.00		40.00	100.00		40.00	BANK AUSTRIA CREDITANSTALT AG	(a)
					10.00			10.00	BANK AUSTRIA CREDITANSTALT LEASING BAUTRAGER GMBH	(a)
					50.00			50.00	CABET-HOLDING-AKTIENGESELLSCHAFT	(a)
BANK AUSTRIA CREDITANSTALT KFZ LEASING GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
BANK AUSTRIA CREDITANSTALT LEASING BAUTRAGER GMBH	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BANK AUSTRIA CREDITANSTALT LEASING GMBH	WIEN	AUSTRIA	99.98		99.98	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
BANK AUSTRIA CREDITANSTALT LEASING IMMOBILIENANLAGEN GMBH	WIEN	AUSTRIA	99.80		99.80	99.80		99.80	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)
BANK AUSTRIA CREDITANSTALT MOBILIEN LEASING GMBH	WIEN	AUSTRIA	99.80		99.80	99.80		99.80	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)
BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	WIEN	AUSTRIA	94.95		94.95	94.95		94.95	BANK AUSTRIA CREDITANSTALT AG	(a)
BANK AUSTRIA CREDITANSTALT REAL INVEST IMMOBILIEN-KAPITALANLAGE GM BH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	(a)
BANK AUSTRIA CREDITANSTALT VERSICHERUNGSDIENST GMBH	WIEN	AUSTRIA	81.00		81.00	81.00		81.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BANK AUSTRIA CREDITANSTALT WOHNBAUBANK AG	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BANK AUSTRIA HUNGARIA BETA LEASING KORLATOLT FELELOSSEGU TSRSASAG	BUDAPEST	HUNGARY	100.00		95.00	100.00		95.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
					5.00			5.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BANK AUSTRIA LEASING ARGO IMMOBILIEN LEASING GMBH	WIEN	AUSTRIA	99.80		99.80	99.80		99.80	MID GARAGEN GMBH	(a)
BANK AUSTRIA LEASING ATON IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	99.80		99.80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BANK AUSTRIA LEASING HERA IMMOBILIEN LEASING GMBH	WIEN	AUSTRIA	99.80		99.80	99.80		99.80	MID GARAGEN GMBH	(a)
BANK AUSTRIA LEASING IKARUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BANK AUSTRIA LEASING MEDEA IMMOBILIEN LEASING GMBH	WIEN	AUSTRIA	99.80		99.80	99.80		99.80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BANK AUSTRIA TRADE SERVICES GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BANK AUSTRIA-CEE BETEILIGUNGS GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BANK BPH SA	KRAKOW	POLAND	71.03	71.03		71.03	71.03		UNICREDIT SPA	(a)
BANK FUR TIROL UND VORARLBERG AKTIENGESELLSCHAFT	INNSBRUCK	AUSTRIA	47.39		9.85	46.63		4.93	BANK AUSTRIA CREDITANSTALT AG	(a)
					37.54			41.70	CABO BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
BANK MEDICI AG	WIEN	AUSTRIA	25.00		25.00	25.25		25.25	BANK AUSTRIA CREDITANSTALT AG	(a)
BANK PEKAO SA	WARSAW	POLAND	59.36	59.36		59.36	59.36		UNICREDIT SPA	(a)
BANK ROZWOJU ENERGETYKI I OCHRONY SWODOWISKA S.A. MEGABANK IN LIQUIDATION	WARSAW	POLAND	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BANKHAUS NEELMEYER AG	BREMEN	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
BANKING TRANSACTION SERVICES S.R.O.	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BANKOWE DORADZTWO PODATKOWE SPOLKA Z O.O.	KRAKOW	POLAND	74.00		74.00	48.68		48 68	BANK PEKAO SA	(a)
BANKPRIVAT AG	WIEN	AUSTRIA	100.00		100.00	100.00		100 00	BANK AUSTRIA CREDITANSTALT AG	(a)
BANKSERVICE AD	SOFIA	BULGARIA	13.76		13.76	13.76		13.76	UNICREDIT BULBANK AD	(a)

Statement of significant equity investments pursuant to art. 125 of Consob Regulation n. 11971 dated 14 May 1999 (Continued)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
BANQUE GALLIERE SA (IN LIQUIDATION)	PARIS	FRANCE	17.50	17.50		17.50	17.50		UNICREDIT SPA	(a)
BAREAL IMMOBILIENTREUHAND GMBH	WIEN	AUSTRIA	50.00		50.00	50.00		50.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BASICA SPA IN LIQUIDATION	POTENZA	ITALY	100.00		100.00	100.00		100.00	ASPRA FINANCE SPA	(a)
BASINTEL SPA IN LIQ.	PALERMO	ITALY	75.00		75.00	75.00		75.00	BANCO DI SICILIA SPA	(a)
BASKET TRIESTE SRL IN FALLIMENTO	TRIESTE	ITALY	12.66	12.66		12.66	12.66		UNICREDIT SPA	(a)
BAULANDENTWICKLUNG GDST 1682/8 GMBH & CO OEG	WIEN	AUSTRIA	100.00		1.00	100.00		1.00	CALG ANLAGEN LEASING GMBH	(a)
					99.00			99.00	CALG IMMOBILIEN LEASING GMBH	(a)
BAUSPARKASSE WUSTENROT AKTIENGESELLSCHAFT	SALZBURG	AUSTRIA	24.10		24.10	24.10		24.10	BANK AUSTRIA CREDITANSTALT AG	(a)
BAVARIA FILMKUNST GMBH	MUNICH	GERMANY	20.59		20.59	20.59		20.59	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
BAVARIA SERVICOS DE REPRESENTACAO COMERCIAL LTDA.	SAO PAULO	BRAZIL	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
BAYBG BAYERISCHE BETEILIGUNGSGESELLSCHAFT MBH	MUNICH	GERMANY	22.52		22.52	22.52		22.52	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
BAYERISCHE GARANTIEGESELLSCHAFT MBH FUR MITTELSTANDISCHE BETEILIGUNGEN	MUNICH	GERMANY	10.53		10.53	10.53		10.53	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
BAYERISCHE HYPO- UND VEREINSBANK AG	MUNICH	GERMANY	95.45	89.01		95.36	88.80		UNICREDIT SPA	(a)
					6.44			6.56	UNICREDIT BANCA MOBILIARE SPA	(a)
BAYERISCHE WOHNUNGSGESELLSCHAFT FUR HANDEL UND INDUSTRIE MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
BAYERN POWER LIMITED	LONDON	UNITED KINGDOM	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
BC EUROPEAN CAPITAL VII-12 L.P.	ST. PETER PORT	GUERNSEY	34.08		34.08	-		-	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
BD INDUSTRIE-BETEILIGUNGSGESELLSCHAFT MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
BDK CONSULTING	LUCK	UKRAINE	100.00		100.00	100.00		100.00	UNICREDIT BANK LTD	(a)
BDR ROMA PRIMA IRELAND LTD	DUBLIN	IRELAND	99.90	99.90		99.90	99.90		UNICREDIT SPA	(a)
BE.MA.FIN. SPA	MILAN	ITALY	100.00		100.00	100.00		100.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
BEMM GEARS S.R.L. IN LIQUIDATION E CONC. PREV.	ORTONA (CHIETI)	ITALY	40.00	40.00		40.00	40.00		UNICREDIT SPA	(a)
BEOFINEST AD	BEOGRAD	SERBIA	18.75	18.75		18.75	18.75		UNICREDIT SPA	(a)
BETATERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		6.15	100.00		6.15	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
					93.85			93.85	HVB IMMOBILIEN AG	(a)
BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BFAG - HOLDING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BFL BETEILIGUNGSGESELLSCHAFT FUR FLUGZEUG-LEASING MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
BIL AIRCRAFTLEASING GMBH	GRUNWALD	GERMANY	100.00		100.00	100.00		100.00	HVB FONDSFINANCE GMBH	(a)
BIL BETEILIGUNGSTREUHAND GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB FONDSFINANCE GMBH	(a)
BIL IMMOBILIEN FONDS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
BIL IMMOBILIEN FONDS GMBH & CO OBJEKT PERLACH KG	MUNICH	GERMANY	100.00		5.22	99.76		4.98	BIL V & V VERMIETUNGS GMBH	(a)
					94.78			94.78	ORESTOS IMMOBILIEN-VERWALTUNGS GMBH	(a)
BIL LEASING-FONDS GMBH & CO VELUM KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
BIL LEASING-FONDS VERWALTUNGS-GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB FONDSFINANCE GMBH	(a)
BIL V & V VERMIETUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB FONDSFINANCE GMBH	(a)
BINDA SPA IN LIQUIDATION	OLGIATE OLONA (VARESE)	ITALY	14.38		8.05	14.38		8.05	ASPRA FINANCE SPA	(a)
					0.02			0.02	BANCA DI ROMA SPA (ora UNICREDIT BANCA DI ROMA SPA)	(b)
					0.10			0.10	BANCO DI SICILIA SPA	(b)
					6.20			6.20	UNICREDIT BANCA D IMPRESA SPA	(a)
					0.01			0.01	UNICREDIT BANCA SPA	(b)
BIOM VENTURE CAPITAL GMBH & CO. FONDS KG	PLANEGG/ MARTINSRIED	GERMANY	23.46		23.46	20.38		20 38	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
BIPOP CARIRE SPA	BRESCIA	ITALY	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
BIURO INFORMACJI KREDYTOWEJ SA	WARSAW	POLAND	30.71		30.71	30.71		30.71	BANK PEKAO SA	(a)
BKS BANK AG (EHEM.BANK FUR KARNTEN UND STEIERMARK AG)	KLAGENFURT	AUSTRIA	36.03		8.02	37.29		7.36	BANK AUSTRIA CREDITANSTALT AG	(a)
					28.01			29.93	CABO BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
BLB EXPORT- IMPORT D.O.O.	BANJA LUKA	BOSNIA AND HERZEGOVINA	49.00		49.00	49.00		49.00	NOVA BANJALUCKA BANKA AD	(a)
BLUE CAPITAL DRITTE EUROPA IMMOBILIEN VERWALTUNGSGESELLSCHAFT MBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BLUE CAPITAL FONDS GMBH	(a)
BLUE CAPITAL EQUITY GMBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BLUE CAPITAL GMBH	(a)
BLUE CAPITAL EQUITY I GMBH & CO.KG	HAMBURG	GERMANY	20.68		20.68	20.68		20.68	BLUE CAPITAL EQUITY GMBH	(a)
BLUE CAPITAL EQUITY MANAGEMENT GMBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BLUE CAPITAL EQUITY GMBH	(a)
BLUE CAPITAL EQUITY SEKUNDAR GMBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BLUE CAPITAL EQUITY GMBH	(a)
BLUE CAPITAL ERSTE KANADA IMMOBILIEN VERWALTUNGSGESELLSCHAFT MBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BLUE CAPITAL FONDS GMBH	(a)
BLUE CAPITAL EUROPA ERSTE IMMOBILIEN - OBJEKT NIEDERLANDE - VERWALTUNG	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BLUE CAPITAL FONDS GMBH	(a)
BLUE CAPITAL EUROPA IMMOBILIEN GMBH & CO. ACHTE OBJEKTE GROBRITANNIEN	HAMBURG	GERMANY	100.00		90.91	100.00		90.91	BLUE CAPITAL FONDS GMBH	(a)
					9.09			9.09	BLUE CAPITAL TREUHAND GMBH	(a)
BLUE CAPITAL EUROPA IMMOBILIEN VERWALTUNGS GMBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BLUE CAPITAL FONDS GMBH	(a)
BLUE CAPITAL FONDS GMBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BLUE CAPITAL GMBH	(a)
BLUE CAPITAL GMBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	WEALTH MANAGEMENT CAPITAL HOLDING GMBH	(a)
BLUE CAPITAL IMMOBILIEN UND VERWALTUNG SEKUNDAR GMBH (EX AD ACTA 641. VERMOGENSVERWALTUNGSGESELLSCHAFT MBH)	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BLUE CAPITAL FONDS GMBH	(a)
BLUE CAPITAL INITIATOREN GMBH (EX AD ACTA 642. VERMOGENSVERWALTUNGSGESELLSCHAFT MBH)	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BLUE CAPITAL GMBH	(a)
BLUE CAPITAL METRO AMERIKA INC.	ATLANTA	U.S.A.	100.00		100.00	100.00		100.00	WEALTH CAPITAL INVESTMENT INC.	(a)

Statement of significant equity investments pursuant to art. 125 of Consob Regulation n. 11971 dated 14 May 1999 (Continued)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
BLUE CAPITAL NOTE ERSTE GMBH (EX AD ACTA 640. VERMOGENSVERWALTUNGSGESELLSCHAFT MBH)	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BLUE CAPITAL PRIVATE ASSETS GMBH	(a)
BLUE CAPITAL NOTE VERWALTUNGS GMBH (EX AD ACTA 649 VERMOGENSVERWALTUNGSGESELLSCHAFT MBH)	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BLUE CAPITAL PRIVATE ASSETS GMBH	(a)
BLUE CAPITAL PENNSYLVANIA INC.	WASHINGTON	U.S.A.	100.00		100.00	100.00		100.00	WEALTH CAPITAL INVESTMENT INC.	(a)
BLUE CAPITAL PRIVATE ASSETS GMBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BLUE CAPITAL GMBH	(a)
BLUE CAPITAL REAL ESTATE GMBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BLUE CAPITAL GMBH	(a)
BLUE CAPITAL STIFTUNGSTREUHAND GMBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BLUE CAPITAL FONDS GMBH	(a)
BLUE CAPITAL TREUHAND GMBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BLUE CAPITAL FONDS GMBH	(a)
BLUE CAPITAL USA IMMOBILIEN VERWALTUNGS GMBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BLUE CAPITAL FONDS GMBH	(a)
BLUE CAPITAL ZWEITE EUROPA IMMOBILIEN VERWALTUNGSGESELLSCHAFT MBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BLUE CAPITAL FONDS GMBH	(a)
BLUE CAPITAL ZWEITE USA IMMOBILIEN VERWALTUNGS GMBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BLUE CAPITAL FONDS GMBH	(a)
BLUE DOLPHIN HANDELS-GMBH	LINZ	AUSTRIA	33.81		33.81	33.81		33.81	GRUNDERFONDS GMBH & CO KEG	(a)
BODE GRABNER BEYE TRUST GMBH	GRUNWALD	GERMANY	100.00		100.00	100.00		100.00	BODEHEWITT AG & CO. KG	(a)
BODEHEWITT AG & CO. KG	GRUNWALD	GERMANY	72.25		72.25	72.25		72.25	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
BODEHEWITT BETEILIGUNGS AG	GRUNWALD	GERMANY	72.25		72.25	72.25		72.25	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
BONUM ANLAGE-UND BETEILIGUNGSGESELLSCHAFT MBH	BREMEN	GERMANY	100.00		100.00	100.00		100.00	BANKHAUS NEELMEYER AG	(a)
BORDER LEASING GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFTM.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)
BORICA AD	SOFIA	BULGARIA	13.88		13.88	13.88		13.88	UNICREDIT BULBANK AD	(a)
BOSTON CAPITAL VENTURES V, L.P.	DELAWARE	U.S.A.	19.98		19.98	-		-	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
BOX 2004 SPA	ROME	ITALY	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
BPH AUTO FINANSE SA	WARSAW	POLAND	100.00		100.00	100.00		100.00	BPH PBK LEASING S.A.	(a)
BPH BANK HIPOTECZNY S.A.	WARSAW	POLAND	100.00		99.96	100.00		99.96	BANK PEKAO SA	(a)
					0.04			0.04	FINAL HOLDING SP.Z.O.O.	(a)
BPH LEASING S.A.	WARSAW	POLAND	100.00		100.00	100.00		100.00	BPH PBK LEASING S.A.	(a)
BPH PBK LEASING S.A.	WARSAW	POLAND	100.00		80.10	100.00		80.10	BANK PEKAO SA	(a)
					19.90			19.90	UNICREDIT GLOBAL LEASING SPA	(a)
BPH PBK ZARZADZANIE FUNDUSZAMI SP.Z O.O.	WARSAW	POLAND	100.00		100.00	100.00		100.00	BANK BPH SA	(a)
BPH REAL ESTATE SA	WARSAW	POLAND	100.00		100.00	100.00		100.00	BANK PEKAO SA	(a)
BPH TOWARZYSTWO FUNDUSZY INWESTYCYJNYCH S.A.	WARSAW	POLAND	100.00		50.14	100.00		50.14	BPH PBK ZARZADZANIE FUNDUSZAMI SP.Z O.O.	(a)
					49.86			49.86	CABET-HOLDING-AKTIENGESELLSCHAFT	(a)
BREAKEVEN SRL	VERONA	ITALY	100.00		100.00	100.00		100.00	UNICREDITO GESTIONE CREDITI SPA BANCA PER LA GESTIONE DEI CREDITI	(a)
BREWO GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)
BTG BETEILIGUNGSGES. HAMBURG MBH	HAMBURG	GERMANY	13.57		13.57	13.57		13.57	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
BUCHSTEIN IMMOBILIENVERWALTUNG GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BUDAPESTI ERTEKTOZSDE RT.	BUDAPEST	HUNGARY	25.20		25.20	25.20		25.20	UNICREDIT BANK HUNGARY ZRT.	(a)
BULBANK LEASING AD	SOFIA	BULGARIA	100.00		49.00	100.00		49.00	UNICREDIT BULBANK AD	(a)
					51.00			51.00	UNICREDIT GLOBAL LEASING SPA	(a)
BURGSCHAFTSGEMEINSCHAFT HAMBURG GMBH	HAMBURG	GERMANY	10.50		10.50	10.50		10.50	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
BUSINESS CENTRE SA IN LIQUIDATION	WARSAW	POLAND	12.50		12.50	12.50		12.50	BANK PEKAO SA	(a)
BUSINESS CITY MANAGEMENT GMBH (UNG.: UZLETKOZPONTOT MENEDZSELO KORLAT	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BV CAPITAL GMBH & CO. BETEILIGUNGS KG NO. 1	MUNICH	GERMANY	16.76		16.76	16.76		16.76	BLUE CAPITAL EQUITY GMBH	(a)
BV FINANCE PRAHA S.R.O. (IN LIQUIDATION)	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
BV GRUNDSTUCKSENTWICKLUNGS-GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB IMMOBILIEN AG	(a)
BV GRUNDSTUCKSENTWICKLUNGS-GMBH & CO. KINOCENTER KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BV GRUNDSTUCKSENTWICKLUNGS-GMBH & CO. VERWALTUNGS-KG	(a)
BV GRUNDSTUCKSENTWICKLUNGS-GMBH & CO. SCHLOSSBERG-PROJEKTENTWICKLUNGS-	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BV GRUNDSTUCKSENTWICKLUNGS-GMBH & CO. VERWALTUNGS-KG	(a)
BV GRUNDSTUCKSENTWICKLUNGS-GMBH & CO. VERWALTUNGS-KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
BWF BETEILIGUNGSGESELLSCHAFT WIRTSCHAFTSFORDERUNG MBH	HAMBURG	GERMANY	50.00		50.00	50.00		50.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
C.D.F. CENTRO DIFFUSIONI FONOGRAFICHE S.R.L.	ROME	ITALY	80.00		80.00	80.00		80.00	MCC - MEDIOCREDITO CENTRALE SPA	(b)
C.I.M. BETEILIGUNGEN 1998 GMBH	WIEN	AUSTRIA	33.33		33.33	33.33		33.33	M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	(a)
C.I.M. UNTERNEHMENSBETEILIGUNG- UND ANLAGEVERMIETUNGS GMBH	WIEN	AUSTRIA	33.33		33.33	33.33		33.33	M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	(a)
C.I.M.VERWALTUNG UND BETEILIGUNGEN 1999 GMBH	WIEN	AUSTRIA	33.33		33.33	33.33		33.33	M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	(a)
CA IB BULINVEST EOOD, SOFIA (ora UNICREDIT CA IB BULGARIA EOOD	SOFIA	BULGARIA	100.00		100.00	100.00		100.00	UNICREDIT CAIB AG	(a)
CA IB CORPORATE FINANCE AS (ora UNICREDIT CAIB CZECH REPUBLIC AS)	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	UNICREDIT CAIB AG	(a)
CA IB CORPORATE FINANCE D.D.	LJUBLJANA	SLOVENIA	100.00		100.00	100.00		100.00	UNICREDIT CAIB AG	(a)
CA IB CORPORATE FINANCE D.O.O. BELGRADO	BEOGRAD	SERBIA	100.00		100.00	100.00		100.00	UNICREDIT CAIB AG	(a)
CA IB CORPORATE FINANCE LTD. BUDAPESTI (CA IB TOKEPIACI RT.)	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT CAIB AG	(a)
CA IB CORPORATE FINANCE OOO	MOSCOW	RUSSIA	100.00		100.00	100.00		100.00	GUS CONSULTING GMBH	(a)
CA IB D.D.	ZAGREB	CROATIA	100.00		100.00	100.00		100.00	UNICREDIT CAIB AG	(a)
CA IB INVEST D.O.O	ZAGREB	CROATIA	100.00		100.00	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
CA IB ROMANIA SRL	BUCHAREST	ROMANIA	100.00		99.98	100.00		99.98	UNICREDIT CAIB AG	(a)
					0.03			0.03	UNICREDIT CAIB SLOVAKIA, A.S.	(a)
CA IB SECURITIES (UKRAINE) AT	KIEV	UKRAINE	100.00		100.00	100.00		100.00	UNICREDIT CAIB AG	(a)
CA IB SECURITIES S.A. (BUCHAREST)	BUCHAREST	ROMANIA	100.00		51.02	100.00		51.02	UNICREDIT CAIB AG	(a)
					48.98			48.98	UNICREDIT TIRIAC BANK S.A.	(a)

Statement of significant equity investments pursuant to art. 125 of Consob Regulation n. 11971 dated 14 May 1999 (Continued)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
CA IMMOBILIEN ANLAGEN AKTIENGESELLSCHAFT	WIEN	AUSTRIA	10.01		10.01	10.01		10.01	BANK AUSTRIA CREDITANSTALT AG	(a)
CABET-HOLDING-AKTIENGESELLSCHAFT	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
CABO BETEILIGUNGSGESELLSCHAFT M.B.H.	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	CABET-HOLDING-AKTIENGESELLSCHAFT	(a)
CAC POISTOVACI MAKLER, S.R.O. (ora UNICREDIT BROKER S.R.O.)	BRATISLAVA	SLOVAKIA	100.00		19.68	100.00		19.68	UNICREDIT GLOBAL LEASING VERSICHERUNGSSERVICE GMBH	(a)
					80.32			80.32	UNICREDIT LEASING SLOVAKIA A.S.	(a)
CAC REAL ESTATE, S.R.O.	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
CAC-IMMO SRO	CESKE BUDEJOVICE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
CAE PRAHA A.S.	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	UNICREDIT BANK CZECH REPUBLIC A.S.	(a)
CAFU VERMOGENSVERWALTUNG GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	SCHOELLERBANK AKTIENGESELLSCHAFT	(a)
CAFU VERMOGENSVERWALTUNG GMBH & CO. OEG	WIEN	AUSTRIA	-		-	100.00		100.00	SCHOELLERBANK AKTIENGESELLSCHAFT	(a)
CAIBON.COM INTERNET SERVICES GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
CALA DE MEDICI IMMOBILIARE SRL	ROSIGNANO MARITTIMO	ITALY	100.00		100.00	100.00		100.00	MCC - MEDIOCREDITO CENTRALE SPA	(b)
CA-LEASING ALPHA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
CA-LEASING BETA 2 INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
CA-LEASING DELTA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
CA-LEASING EPSILON INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
CA-LEASING EURO, S.R.O.	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
CA-LEASING KAPPA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
CA-LEASING LAMBDA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
CA-LEASING OMEGA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
CA-LEASING OVUS S.R.O.	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
CA-LEASING PRAHA S.R.O.	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
CA-LEASING SENIOREN PARK GMBH	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
CA-LEASING TERRA POSLOVANJE Z NEPREMICNINAMI D.O.O.	LJUBLJANA	SLOVENIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
CA-LEASING YPSILON INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
CA-LEASING ZETA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
CALG 307 MOBILIEN LEASING GMBH	WIEN	AUSTRIA	99.80		1.00	100.00		1.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
					98.80			99.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
CALG 435 GRUNDSTUCKVERWALTUNG GMBH	WIEN	AUSTRIA	50.00		50.00	50.00		50.00	CALG IMMOBILIEN LEASING GMBH	(a)
CALG 443 GRUNDSTUCKVERWALTUNG GMBH	WIEN	AUSTRIA	99.80		98.80	100.00		99.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
					1.00			1.00	CALG IMMOBILIEN LEASING GMBH	(a)
CALG 445 GRUNDSTUCKVERWALTUNG GMBH	WIEN	AUSTRIA	75.00		75.00	75.00		75.00	CALG IMMOBILIEN LEASING GMBH	(a)
CALG 451 GRUNDSTUCKVERWALTUNG GMBH	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	(a)
CALG ALPHA GRUNDSTUCKVERWALTUNG GMBH	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	(a)
CALG ANLAGEN LEASING GMBH	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
CALG ANLAGEN LEASING GMBH & CO GRUNDSTUCKVERMIETUNG UND -VERWALTUNG KG	MUNICH	GERMANY	99.90		99.90	100.00		100.00	CALG ANLAGEN LEASING GMBH	(a)
CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	CALG ANLAGEN LEASING GMBH	(a)
CALG GAMMA GRUNDSTUCKVERWALTUNG GMBH	WIEN	AUSTRIA	99.80		99.80	99.80		99.80	CALG IMMOBILIEN LEASING GMBH	(a)
CALG GRUNDSTUCKVERWALTUNG GMBH	WIEN	AUSTRIA	99.80		25.00	100.00		25.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
					74.80			75.00	CALG IMMOBILIEN LEASING GMBH	(a)
CALG HOTELGRUNDSTUCKVERWALTUNG GRUNDUNG 1986 GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
CALG IMMOBILIEN LEASING GMBH	WIEN	AUSTRIA	99.80		99.80	99.80		99.80	CALG ANLAGEN LEASING GMBH	(a)
CALG MINAL GRUNDSTUCKVERWALTUNG GMBH	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	CALG ANLAGEN LEASING GMBH	(a)
CAL-PAPIER INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
CAMERON GRANVILLE 2 ASSET MANAGEMENT INC	TAGUIG MANILA	PHILIPPINES	100.00		100.00	100.00		100.00	CAMERON GRANVILLE ASSET MANAGEMENT (SPV-AMC) , INC	(a)
CAMERON GRANVILLE 3 ASSET MANAGEMENT INC.	TAGUIG MANILA	PHILIPPINES	100.00		100.00	100.00		100.00	CAMERON GRANVILLE ASSET MANAGEMENT (SPV-AMC) , INC	(a)
CAMERON GRANVILLE ASSET MANAGEMENT (SPV-AMC) , INC	TAGUIG	PHILIPPINES	100.00		100.00	100.00		100.00	HVB ASIA LIMITED	(a)
CAPITALIA ASSET MANAGEMENT SGR SPA	ROME	ITALY	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
CAPITALIA ASSICURAZIONI SPA	MILAN	ITALY	49.00	49.00		49.00	49.00		UNICREDIT SPA	(a)
CAPITALIA INFORMATICA SPA	ROME	ITALY	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)

Statement of significant equity investments pursuant to art. 125 of Consob Regulation n. 11971 dated 14 May 1999 (Continued)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
CAPITALIA INVESTIMENTI ALTERNATIVI SGR SPA	MILAN	ITALY	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
CAPITALIA INVESTMENT MANAGEMENT S.A.	LUXEMBOURG	LUXEMBOURG	100.00		100.00	100.00		100.00	CAPITALIA LUXEMBOURG S.A.	(a)
CAPITALIA LUXEMBOURG S.A.	LUXEMBOURG	LUXEMBOURG	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
CAPITALIA MERCHANT SPA	ROME	ITALY	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
CAPITALIA PARTECIPAZIONI SPA	ROME	ITALY	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
CAPITALIA SERVICE J.V. SRL	ROME	ITALY	51.00		51.00	51.00		51.00	UNICREDITO GESTIONE CREDITI SPA BANCA PER LA GESTIONE DEI CREDITI	(a)
CAPITALIA SOFIPA SGR SPA	ROME	ITALY	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
CAPITALIA SOLUTIONS SPA	ROME	ITALY	100.00		100.00	100.00		100.00	UNICREDIT REAL ESTATE SPA	(a)
CARD COMPLETE SERVICE BANK AG	WIEN	AUSTRIA	50.10		50.10	50.10		50.10	BANK AUSTRIA CREDITANSTALT AG	(a)
CARDS & SYSTEMS EDV-DIENSTLEISTUNGS GMBH	WIEN	AUSTRIA	58.00		26.00	58.00		26.00	BA-CA ADMINISTRATION SERVICES GMBH	(a)
					26.00			26.00	BANK AUSTRIA CREDITANSTALT AG	(a)
					5.00			5.00	CARD COMPLETE SERVICE BANK AG	(a)
					1.00			1.00	DINERS CLUB CEE HOLDING AG	(a)
CARLO ERBA REAGENTI SPA	MILAN	ITALY	100.00		100.00	100.00		100.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
CARLYLE BRITAX PARTNERS L.P.	WASHINGTON	U.S.A.	19.96		19.96	-		-	HVB CAPITAL PARTNERS AG	(a)
CAROM IMMOBILIARE SRL	MILAN	ITALY	50.00		50.00	50.00		50.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
CASA BIANCA SPA	ROME	ITALY	100.00		100.00	100.00		100.00	BANCA DI ROMA SPA (ora UNICREDIT BANCA DI ROMA SPA)	(b)
CASH SERVICE COMPANY	SOFIA	BULGARIA	25.00		25.00	25.00		25.00	UNICREDIT BULBANK AD	(a)
CASSA & ASSICURAZIONI SPA IN LIQUIDATION	VERONA	ITALY	65.00	65.00		65.00	65.00		UNICREDIT SPA	(a)
CASSA DI COMPENSAZIONE E GARANZIA SPA	ROME	ITALY	13.64	13.64		13.64	13.64		UNICREDIT SPA	(a)
CASSA DI LIQUIDAZIONE E GARANZIA SPA IN LIQUIDATION	TRIESTE	ITALY	24.62	24.62		24.62	24.62		UNICREDIT SPA	(a)
CBCB - CZECH BANKING CREDIT BUREAU, A.S.	PRAGUE	CZECH REPUBLIC	20.00		20.00	20.00		20.00	UNICREDIT BANK CZECH REPUBLIC A.S.	(a)
CDM CENTRALNY DOM MAKLERSKI PEKAO SA	WARSAW	POLAND	100.00		100.00	100.00		100.00	BANK PEKAO SA	(a)
CDT ADVISOR S.A., LUXEMBURG	LUXEMBOURG	LUXEMBOURG	100.00		100.00	100.00		100.00	PIONEER INVESTMENTS AUSTRIA GMBH	(a)
CELER ALLGEMEINE VERMOGENSVERWALTUNGS-, INVESTITIONS- UND BERATUNGS GE	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT BANK HUNGARY ZRT.	(a)
CENTAR GRADSKI PODRUM DOO	ZAGREB	CROATIA	15.01		15.01	15.01		15.01	ZAGREBACKA BANKA DD	(a)
CENTAR KAPTOL DOO	ZAGREB	CROATIA	100.00		100.00	100.00		100.00	ZAGREBACKA BANKA DD	(a)
CENTER FOR BUSINESS AND CULTURE AD	DOBRICH	BULGARIA	17.35		17.35	17.35		17.35	UNICREDIT BULBANK AD	(a)
CENTER HEINRICH - COLLIN - STRASSE 1 VERMIETUNGS GMBH	WIEN	AUSTRIA	49.00		49.00	49.00		49.00	M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	(a)
CENTER HEINRICH-COLLIN-STRASSE1 VERMIETUNGS GMBH U.CO KEG	WIEN	AUSTRIA	83.56		83.56	83.56		83.56	BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	(a)
CENTER POINT - CONNECTIVE SOFTWARE ENGINEERING GMBH	VILLACH - ST. MAGDALEN	AUSTRIA	32.46		32.46	32.46		32.46	GRUNDERFONDS GMBH & CO KEG	(a)
CENTRA BAU VERWERTUNGSGESELLSCHAFT M.B.H.&CO OEG	WIEN	AUSTRIA	100.00		1.01	100.00		1.01	CALG ANLAGEN LEASING GMBH	(a)
					98.99			98.99	CALG IMMOBILIEN LEASING GMBH	(a)
CENTRAL AND EASTERN EUROPE POWER FUND LTD.	BERMUDA	BERMUDA	17.78		17.78	17.78		17.78	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
CENTRAL POLAND FUND LLC	DELAWARE	U.S.A.	53.19		53.19	53.19		53.19	BANK PEKAO SA	(a)
CENTRALE DEI BILANCI SRL SOC STUDI FINANZIARI	TURIN	ITALY	22.75	22.75		22.75	22.75		UNICREDIT SPA	(a)
CENTRO MERCI INTERMODALE DELLE MARCHE - CE.MI.M. SCPA IN LIQUIDATION	JESI	ITALY	12.82	12.82		12.82	12.82		UNICREDIT SPA	(a)
CENTRUM KART SA	WARSAW	POLAND	100.00		100.00	100.00		100.00	BANK PEKAO SA	(a)
CENTRUM BANKOWOSCI BEZPOSREDNIEJ SPOLKA Z OGRANICZONA ODPOWIEDZIALNOSC	KRAKOW	POLAND	100.00		98.00	100.00		98.00	BANK PEKAO SA	(a)
					2.00			2.00	HVB DIREKT GESELLSCHAFT FUR DIREKTSERVICE UND DIREKTVERTRIEB MBH	(a)
CENTRUM USLUG KSIEGOWYCH SPOLKA Z O.O.	KRAKOW	POLAND	100.00		100.00	100.00		100.00	BANK PEKAO SA	(a)
CGE POWER LIMITED	LONDON	UNITED KINGDOM	33.35		33.35	33.35		33.35	BAYERN POWER LIMITED	(a)
CHARADE LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		25.00	100.00		25.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
					74.80			75.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
CHARME INVESTMENTS S.C.A.	LUXEMBOURG	LUXEMBOURG	13.39		13.39	-		-	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
CHEFREN LEASING GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
CHINA INTERNATIONAL PACKAGING LEASING CO., LTD.	BEIJING	CHINA	17.50		17.50	17.50		17.50	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
CHINA INVESTMENT INCORPORATIONS (BVI) LTD.	TORTOLA	BRITISH VIRGIN ISLANDS	10.69		10.69	10.69		10.69	HVB HONG KONG LIMITED	(a)
CHRISTOPH REISEGGER GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	LASSALLESTRASSE BAU-, PLANUNGS-, ERRICHTUNGS- UND VERWERTUNGSGESELLSCHAFT M.B.H.	(a)
CIBELA GROUP SRL IN BANKRUPTCY	ORADEA BIHOR DISTRICT	ROMANIA	39.25		39.25	39.25		39.25	UNICREDIT TIRIAC BANK S.A.	(a)
CINECITTA' ENTERTAINMENT SPA	ROME	ITALY	28.33		28.33	28.33		28.33	BANCO DI SICILIA SPA	(b)
CISIM FOOD SPA IN LIQ.	ROME	ITALY	45.45		45.45	45.45		45.45	CAPITALIA MERCHANT SPA	(a)
CITEC IMMOBILIEN GMBH	WIEN	AUSTRIA	35.00		35.00	35.00		35.00	BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	(a)
CITEC VOICE SPA	ROME	ITALY	50.00		50.00	50.00		50.00	MCC - MEDIOCREDITO CENTRALE SPA	(b)
CITY CARRE VERWALTUNGS B.V.	THE AGUE	NETHERLANDS	100.00		100.00	100.00		100.00	WEALTHCAP REAL ESTATE MANAGEMENT GMBH	(a)
CITY HOTEL GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB IMMOBILIEN AG	(a)
CIVITA SICILIA S.R.L.	PALERMO	ITALY	19.00		19.00	19.00		19.00	BANCO DI SICILIA SPA	(a)
CIVITAS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
CJSC BANK SIBIR	OMSK	RUSSIA	100.00		100.00	100.00		100.00	JSC ATF BANK	(a)
CJSC MICEX STOCK EXCHANGE	MOSCOW	RUSSIA	12.30		12.30	12.30		12.30	ZAO UNICREDIT BANK	(a)
CJSC MOSCOW INTERBANK CURRENCY EXCHANGE	MOSCOW	RUSSIA	12.30		12.30	12.30		12.30	ZAO UNICREDIT BANK	(a)
CL DRITTE CAR LEASING GMBH & CO. KG	CAMIN	GERMANY	100.00		-	100.00		90.91	CL DRITTE CAR LEASING VERWALTUNGSGESELLSCHAFT MBH	(a)
					100.00			9.09	HVB LEASING GMBH	(a)
CL DRITTE CAR LEASING VERWALTUNGSGESELLSCHAFT MBH	CAMIN	GERMANY	100.00		100.00	100.00		100.00	HVB LEASING GMBH	(a)

Statement of significant equity investments pursuant to art. 125 of Consob Regulation n. 11971 dated 14 May 1999 (Continued)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
CMP FONDS I GMBH	BERLIN	GERMANY	32.73		32.73	24.99		24.99	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
CNP CAPITALIA VITA SPA	MILAN	ITALY	38.80		21.88	38.80		21.88	FINECO VERWALTUNG AG	(a)
				16.92			16.92		UNICREDIT SPA	(a)
CO.CE.ME. SICILIA S.C. A R.L. (FALLITA)	CANICATTI' (AGRIGENTO)	ITALY	25.32		25.32	25.32		25.32	BANCO DI SICILIA SPA	(a)
CO.RI.T. SPA IN LIQUIDATION	ROME	ITALY	60.00	60.00		60.00	60.00		UNICREDIT SPA	(a)
COBB BETEILIGUNGEN UND LEASING GMBH	WIEN	AUSTRIA	50.25		50.25	50.25		50.25	CABET-HOLDING-AKTIENGESELLSCHAFT	(a)
COFIRI SPA IN LIQUIDATION	ROME	ITALY	100.00		100.00	100.00		100.00	ASPRA FINANCE SPA	(a)
COLONY SARDEGNA S.A.R.L.	LUXEMBOURG	LUXEMBOURG	13.22		13.22	13.22		13.22	CAPITALIA MERCHANT SPA	(a)
COMES BAUCONCEPT GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
COMITOURS SPA	TURIN	ITALY	80.00		80.00	80.00		80.00	BANCA DI ROMA SPA (ora UNICREDIT BANCA DI ROMA SPA)	(b)
COMMUNA - LEASING GRUNDSTUCKSVERWALTUNGSGESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	REAL-LEASE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	(a)
COMMUNICATION VALLEY SPA	PARMA	ITALY	100.00		100.00	100.00		100.00	KYNESTE SPA	(a)
COMPAGNIA ITALPETROLI SPA	ROME	ITALY	49.00		49.00	49.00		49.00	BANCA DI ROMA SPA (ora UNICREDIT BANCA DI ROMA SPA)	(a)
COMPASS P LIMITED	PLOVDIV	BULGARIA	12.50		12.50	12.50		12.50	UNICREDIT BULBANK AD	(a)
CONSORZIO CARICESE	BOLOGNA	ITALY	33.70		0.17	33.70		0.17	BANCA AGRICOLA COMMERCIALE DELLA R.S.M. SA	(a)
					0.07			0.07	UNICREDIT BANCA D IMPRESA SPA	(a)
					0.07			0.07	UNICREDIT BANCA PER LA CASA SPA	(a)
					0.07			0.07	UNICREDIT BANCA SPA	(a)
					0.07			0.07	UNICREDIT CLARIMA BANCA SPA (ora UNICREDIT CONSUMER FINANCING BANK SPA)	(a)
					0.07			0.07	UNICREDIT PRIVATE BANKING SPA	(a)
				33.11			33.11		UNICREDIT SPA	(a)
					0.07			0.07	UNICREDIT XELION BANCA SPA	(a)
CONSORZIO DIX.IT IN LIQUIDATION (CONSORZIO EX ART. 2612 C.C.)	MILAN	ITALY	14.29	14.29		14.29	14.29		UNICREDIT SPA	(a)
CONSORZIO PUBLIGEST (CONSORZIO EX ART. 2612 C.C.)	BARI	ITALY	36.84		36.84	36.84		36.84	BASICA SPA IN LIQUIDAZIONE	(a)
CONSORZIO ROMA RICERCHE (CONSORZIO EX ART. 2612 C.C.)	ROME	ITALY	16.67	16.67		16.67	16.67		UNICREDIT SPA	(a)
CONSORZIO SE.TEL. SERVIZI TELEMATICI IN LIQUIDATION	NAPOLI	ITALY	33.33		33.33	33.33		33.33	QUERCIA SOFTWARE SPA	(a)
CONTRA LEASING-GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		74.80	100.00		75.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
					25.00			25.00	JAUSERN-LEASING GESELLSCHAFT M.B.H.	(a)
CORCIANO CALZATURE SPA IN LIQUIDATION	ELLERA UMBRA (PG)	ITALY	100.00		100.00	100.00		100.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
CORDUSIO SOCIETA' FIDUCIARIA PER AZIONI	MILAN	ITALY	100.00		100.00	100.00		100.00	UNICREDIT PRIVATE BANKING SPA	(a)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
CORMANO S.R.L.	OLGIATE OLONA (VARESE)	ITALY	18.91	18.91		18.91	18.91		UNICREDIT SPA	(a)
CORNUS IMMOBILIEN- UND VERMIETUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
CORTINA BELLEVUE SRL	ROME	ITALY	60.00		60.00	60.00		60.00	BANCA DI ROMA SPA (ora UNICREDIT BANCA DI ROMA SPA)	(b)
COSMOTERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB IMMOBILIEN AG	(a)
CPF MANAGEMENT	VIRGIN ISLANDS	BRITISH VIRGIN ISLANDS	40.00		40.00	40.00		40.00	BANK PEKAO SA	(a)
CREDANTI HOLDINGS LIMITED	NICOSIA	CYPRUS	30.00		30.00	30.00		30.00	BANK AUSTRIA CREDITANSTALT AG	(a)
CREDIFARMA SPA	ROME	ITALY	17.00	17.00		17.00	17.00		UNICREDIT SPA	(a)
CREDITRAS ASSICURAZIONI SPA	MILAN	ITALY	50.00		50.00	50.00		50.00	UNICREDIT BANCA SPA	(a)
CREDITRAS VITA SPA	MILAN	ITALY	50.00		50.00	50.00		50.00	UNICREDIT BANCA SPA	(a)
CUKOR INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
CUMTERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		6.15	100.00		6.15	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
					93.85			93.85	HVB IMMOBILIEN AG	(a)
CVP SRL	ROME	ITALY	50.00		50.00	50.00		50.00	MCC - MEDIOCREDITO CENTRALE SPA	(b)
DAB BANK AG	MUNICH	GERMANY	76.36		76.36	76.36		76.36	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
DANIA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
DBC SP. ZOO	WARSAW	POLAND	100.00		100.00	100.00		100.00	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	(a)
DC ELEKTRONISCHE ZAHLUNGSSYSTEME GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	KSG KARTEN-VERRECHNUNGS- UND SERVICEGESELLSCHAFT M.B.H.	(a)
DEBO LEASING IFN S.A.	BUCHAREST	ROMANIA	100.00		0.01	100.00		0.01	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
					90.01			90.01	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
					9.96			9.96	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
					0.01			0.01	CALG ANLAGEN LEASING GMBH	(a)
					0.01			0.01	UNICREDIT GLOBAL LEASING EXPORT GMBH	(a)
DELLA VALLE FINANZIARIA SPA IN LIQUIDATION	MILAN	ITALY	100.00		100.00	100.00		100.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
DELLA VALLE IMMOBILIARE SPA IN LIQUIDATION	MILAN	ITALY	100.00		100.00	100.00		100.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
DELPHA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
DELPHA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. GROSSKUGEL BAUABSCHNITT ALPHA MANAGEMENT	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
DELPHA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. GROSSKUGEL BAUABSCHNITT BETA MANAGEMENT KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)

Statement of significant equity investments pursuant to art. 125 of Consob Regulation n. 11971 dated 14 May 1999 (CONTINUED)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
DELPHA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. GROSSKUGEL BAUABSCHNITT GAMMA MANAGEMENT KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
DELTATERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		6.15	100.00		6.15	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
					93.85			93.85	HVB IMMOBILIEN AG	(a)
DESENZANO 2002 SRL	BRESCIA	ITALY	65.22		65.22	65.22		65.22	MCC - MEDIOCREDITO CENTRALE SPA	(b)
DEUTSCHE SCHIFFSBANK AG	HAMBURG	GERMANY	20.00		20.00	20.00		20.00	BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	(a)
DEUTSCHE STRUCTURED FINANCE & LEASING GMBH & CO. ANDROMEDA KG	FRANKFURT - MAIN	GERMANY	12.38		12.38	12.38		12.38	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
DEUTSCHE STRUCTURED FINANCE & LEASING GMBH & CO. MIRA KG	FRANKFURT	GERMANY	39.88		35.90	39.75		35.79	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
					2.34			2.33	BLUE CAPITAL EUROPA ERSTE IMMOBILIEN - OBJEKT NIEDERLANDE - VERWALTUNG	(a)
					1.64			1.63	BLUE CAPITAL FONDS GMBH	(a)
DFA DEGGENDORFER FREIHAFEN ANSIEDLUNGS-GMBH	DEGGENDORF	GERMANY	50.00		50.00	50.00		50.00	BV GRUNDSTUCKSENTWICKLUNGS-GMBH	(a)
DFA DEGGENDORFER FREIHAFEN ANSIEDLUNGS-GMBH & CO.GRUNDSTUCKS-KG	DEGGENDORF	GERMANY	50.00		50.00	50.00		50.00	BV GRUNDSTUCKSENTWICKLUNGS-GMBH & CO. VERWALTUNGS-KG	(a)
DIE ERSTE-IMMORENT-Z-EINRICHTUN GSHAUSVERWERTUNGSGESELLSCHAF T M.B.H.	WIEN	AUSTRIA	33.20		33.20	33.20		33.20	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
DIL CZECH LEASING BUDEJOVICE S.R.O.	PRAGUE	CZECH REPUBLIC	19.09		19.09	19.09		19.09	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
DIL CZECH LEASING CESKA LIPA S.R.O.	PRAGUE	CZECH REPUBLIC	19.09		19.09	19.09		19.09	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
DIL CZECH LEASING CESKY TESIN S.R.O.	PRAGUE	CZECH REPUBLIC	19.09		19.09	19.09		19.09	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
DIL CZECH LEASING HAVIROV S.R.O.	PRAGUE	CZECH REPUBLIC	19.09		19.09	19.09		19.09	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
DIL CZECH LEASING HAVIROV TESINSKA S.R.O.	PRAGUE	CZECH REPUBLIC	19.09		19.09	19.09		19.09	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
DIL CZECH LEASING JABLONEC NAD NISOU S.R.O.	PRAGUE	CZECH REPUBLIC	19.09		19.09	19.09		19.09	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
DIL CZECH LEASING JIHLAVA S.R.O.	PRAGUE	CZECH REPUBLIC	19.09		19.09	19.09		19.09	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
DIL CZECH LEASING KARLOVY VARY S.R.O.	PRAGUE	CZECH REPUBLIC	19.09		19.09	19.09		19.09	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
DIL CZECH LEASING KARVINA S.R.O.	PRAGUE	CZECH REPUBLIC	19.09		19.09	19.09		19.09	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
DIL CZECH LEASING PROSTEJOV S.R.O.	PRAGUE	CZECH REPUBLIC	19.09		19.09	19.09		19.09	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
DIL CZECH LEASING TRUTNOV S.R.O.	PRAGUE	CZECH REPUBLIC	19.09		19.09	19.09		19.09	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
DINERS CLUB CEE HOLDING AG	WIEN	AUSTRIA	99.80		99.80	99.80		99.80	BANK AUSTRIA CREDITANSTALT AG	(a)
DINERS CLUB CZECH REPUBLIC S.R.O.	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	DINERS CLUB CEE HOLDING AG	(a)
DINERS CLUB POLSKA SP.Z.O.O.	WARSAW	POLAND	100.00		100.00	100.00		100.00	DINERS CLUB CEE HOLDING AG	(a)
DINERS CLUB SLOVAKIA S.R.O.	BRATISLAVA	SLOVAKIA	100.00		100.00	100.00		100.00	DINERS CLUB CEE HOLDING AG	(a)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
DIONE GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB IMMOBILIEN AG	(a)
DIRANA LIEGENSCHAFTSVERWERTUNGSGESELLSCHAFT MBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	(a)
DIREKTANLAGE.AT AG	SALZBURG	AUSTRIA	100.00		100.00	100.00		100.00	DAB BANK AG	(a)
DITTA FEDERICI & IGLIORI PER COSTRUZIONI EDILIZIE SPA	ROME	ITALY	21.95		21.95	21.95		21.95	BANCA DI ROMA SPA (ora UNICREDIT BANCA DI ROMA SPA)	(b)
DLB LEASING, S.R.O.	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	UNICREDIT LEASING CZ, A.S.	(a)
DLV IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
DOMUS BISTRO GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
DOMUS CLEAN REINIGUNGS GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
DOMUS FACILITY MANAGEMENT GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
DORION GMBH & CO. KG	MUNICH	GERMANY	94.00		94.00	95.96		94.00	NADINION OBJEKT HUESTRASSE GMBH & CO. KG	(a)
					..			1.96	NADINION VERWALTUNGSGESELLSCHAFT MBH	(a)
DOSPA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	25.00		25.00	25.00		25.00	CALG ANLAGEN LEASING GMBH	(a)
DOUGHTY HANSON & CO. TECHNOLOGY LIMITED PARTNERSHIP NUMBER 3	LONDON	UNITED KINGDOM	22.28		22.28	-		-	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
DRITTE UNIPRO IMMOBILIEN-PROJEKTIERUNGSGES.M.B.H.	BERLIN	GERMANY	100.00		100.00	100.00		100.00	UNIVERSALE INTERNATIONAL PROJEKTMANAGEMENT GMBH	(a)
DRUKBANK SP. ZOO	ZAMOSC	POLAND	100.00		100.00	100.00		100.00	BANK PEKAO SA	(a)
DUODEC Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
DUSSELDORF-MUNCHENER BETEILIGUNGSGESELLSCHAFT MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
EBPP ELECTRONIC BILL PRESENTMENT AND PAYMENT GMBH	WIEN	AUSTRIA	45.00		45.00	45.00		45.00	PAYTRIA UNTERNEHMENSBETEILIGUNGEN GMBH	(a)
EDIPASS SPA IN LIQUIDATION	POTENZA	ITALY	65.00		10.00	65.00		10.00	BASICA SPA IN LIQUIDAZIONE	(a)
				55.00			55.00		UNICREDIT SPA	(a)
EINKAUFSZENTRUM WIESELBURG ERRICHTUNGS- & BETRIEBSGMBH	WIEN	AUSTRIA	100.00		97.55	100.00		97.55	TC-QUINTA PROJEKTVERWALTUNGSGESELLCHAFT M.B.H.	(a)
					2.45			2.45	TELEDATA CONSULTING UND SYSTEMMANAGEMENT GESELLSCHAFT M.B.H.	(a)
EK MITTELSTANDSFINANZIERUNGS AG	WIEN	AUSTRIA	98.00		98.00	98.00		98.00	BANK AUSTRIA CREDITANSTALT AG	(a)
ELDO SPA IN AMMINISTRAZIONE STRAORDINARIA	ROME	ITALY	99.72		85.43	99.72		85.43	UNICREDIT BANCA D'IMPRESA SPA	(b)
					14.29			14.29	UNICREDIT BANCA SPA	(b)
ENDERLEIN & CO. GMBH	BIELEFELD	GERMANY	100.00		100.00	100.00		100.00	PLANETHOME AG	(a)
ENGELBERT RUTTEN VERWALTUNGSGESELLSCHAFT KOMMANDITGESELLSCHAFT	DUSSELDORF	GERMANY	30.19		30.19	30.19		30.19	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
ENTASI SRL	ROME	ITALY	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
ENTE FIUGGI SPA	ROME	ITALY	80.00		80.00	80.00		80.00	BANCA DI ROMA SPA (ora UNICREDIT BANCA DI ROMA SPA)	(b)
EQT III ISS CO-INVESTMENT L.P.	GUERNSEY	GUERNSEY	55.11		55.11	-		-	HVB CAPITAL PARTNERS AG	(a)

Statement of significant equity investments pursuant to art. 125 of Consob Regulation n. 11971 dated 14 May 1999 (Continued)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
ERSTE ONSHORE WINDKRAFT BETEILIGUNGSGESELLSCHAFT MBH & CO. WINDPARK MOSE KG	OLDENBURG	GERMANY	68.54		68.48	68.29		68.23	HVB FONDSFINANCE GMBH	(a)
					0.06			0.06	HVBFF BETEILIGUNGSTREUHAND GMBH	(a)
ERSTE ONSHORE WINDKRAFT BETEILIGUNGSGESELLSCHFT MBH & CO. WINDPARK GREFRATH KG	OLDENBURG	GERMANY	68.52		68.45	68.27		68.20	HVB FONDSFINANCE GMBH	(a)
					0.07			0.07	HVBFF BETEILIGUNGSTREUHAND GMBH	(a)
ERSTE ONSHORE WINDKRAFT BETEILIGUNGSGESELLSCHFT MBH & CO. WINDPARK KRAHENBERG KG	OLDENBURG	GERMANY	68.54		68.49	68.29		68.24	HVB FONDSFINANCE GMBH	(a)
					0.05			0.05	HVBFF BETEILIGUNGSTREUHAND GMBH	(a)
ERSTE UNIPRO IMMOBILIEN-PROJEKTIERUNGSGESELLSCHAFTM.B.H.	BERLIN	GERMANY	100.00		100.00	100.00		100.00	UNIVERSALE INTERNATIONAL PROJEKTMANAGEMENT GMBH	(a)
ERZET-VERMOGENSVERWALTUNGSGESELLSCHAFT M.B.H.	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
EURO CAPITAL STRUCTURES LTD IN LIQUIDATION	DUBLIN	IRELAND	100.00		100.00	100.00		100.00	UNICREDIT BANCA MOBILIARE SPA	(a)
EURO-BOND BLUE CAPITAL MANAGEMNT GMBH	BAD SODEN	GERMANY	100.00		100.00	100.00		100.00	BLUE CAPITAL FONDS GMBH	(a)
EURO-BOND BLUE CAPITAL VERWALTUNGS GMBH	BAD SODEN	GERMANY	100.00		100.00	100.00		100.00	BLUE CAPITAL FONDS GMBH	(a)
EUROCLASS MULTIMEDIA HOLDING S.A.	LUXEMBOURG	LUXEMBOURG	13.56	13.56		27.12	27.12		UNICREDIT SPA	(a)
EUROFINANCE 2000 SRL	ROME	ITALY	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
EUROLEASE AMUN IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
EUROLEASE ANUBIS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
EUROLEASE FINANCE, D.O.O.	LJUBLJANA	SLOVENIA	100.00		100.00	100.00		100.00	HYPO-BA LEASING SUD GMBH	(a)
EUROLEASE IMMORENT GRUNDVERWERTUNGSGESELLSCHAFT M.B.H.	WIEN	AUSTRIA	50.00		50.00	50.00		50.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
EUROLEASE ISIS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
EUROLEASE MARDUK IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
EUROLEASE RA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	MID GARAGEN GMBH	(a)
EUROLEASE RAMSES IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
EUROLEASE RAMSES IMMOBILIEN LEASING GESELLSCHAFT M.B.H. & CO OEG	WIEN	AUSTRIA	99.50		99.30	99.50		99.30	BANK AUSTRIA CREDITANSTALT AG	(a)
					0.20			0.20	RAMSES-IMMOBILIENHOLDING GMBH	(a)
EUROLEASE REAL ESTATE NEPREMICNINE, D.O.O.	LJUBLJANA	SLOVENIA	100.00		100.00	100.00		100.00	HYPO-BA LEASING SUD GMBH	(a)
EUROMARKETING AG	WIEN	AUSTRIA	71.18		71.18	71.18		71.18	MY BETEILIGUNGS GMBH	(a)
EUROMEZZANINE 2 SCA IN LIQUIDATION	PARIS	FRANCE	17.37	17.37		17.37	17.37		UNICREDIT SPA	(a)
EUROPA FACILITY MANAGEMENT LTD.	BUDAPEST	HUNGARY	100.00		99.60	100.00		99.60	EUROPA FUND MANAGEMENT (EUROPA BEFEKTETESI ALAPKEZELO RT)	(a)
					0.40			0.40	PIONEER INVESTMENT FUND MANAGEMENT LIMITED	(a)
EUROPA FUND MANAGEMENT (EUROPA BEFEKTETESI ALAPKEZELO RT)	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	PIONEER INVESTMENT FUND MANAGEMENT LIMITED	(a)
EUROPEAN TRUST SPA	BRESCIA	ITALY	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
EUROPROGETTI & FINANZA SPA	ROME	ITALY	39.79		39.79	39.79		39.79	MCC - MEDIOCREDITO CENTRALE SPA	(a)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
EUROSANITA' SPA	ROME	ITALY	11.80		11.80	11.80		11.80	CAPITALIA MERCHANT SPA	(a)
EUROVENTURES-AUSTRIA-CA-MANAGEMENT GESMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	CABET-HOLDING-AKTIENGESELLSCHAFT	(a)
EVARIS OBJEKTGESELLSCHAFT BETEILIGUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	PORTIA GRUNDSTUCKS-VERWALTUNGSGESELLSCHAFT MBH & CO. OBJEKT KG	(a)
EVARIS OBJEKT-GMBH & CO. KG	MUNICH	GERMANY	100.00		1.00	100.00		1.00	EVARIS OBJEKTGESELLSCHAFT BETEILIGUNGS GMBH	(a)
					99.00			99.00	PORTIA GRUNDSTUCKS-VERWALTUNGSGESELLSCHAFT MBH & CO. OBJEKT KG	(a)
EVOLUZIONE 94 SPA	MILAN	ITALY	10.70		6.06	10.70		6.06	CAPITALIA MERCHANT SPA	(a)
					4.64			4.64	UNICREDIT BANCA D IMPRESA SPA	(a)
EXECUTIVE SURF S.R.L. (FALLITA)	MILAN	ITALY	12.55		12.55	12.55		12.55	CAPITALIA MERCHANT SPA	(a)
EXPANDA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
F.I.M. FONDERIA INDUSTRIE MECCANICHE SPA	SEGUSINO (TV)	ITALY	60.97		60.97	60.97		60.97	UNICREDIT BANCA D'IMPRESA SPA	(b)
F2I SGR SPA - FONDI ITALIANI PER LE INFRASTRUTTURE SOCIETA DI GESTIONE	MILAN	ITALY	14.29	14.29		14.29	14.29		UNICREDIT SPA	(a)
FABRYKA WYROBOW FROTOWYCH I KOCOWYCH ZWOLTEX SA	ZDUNSKA WOLA	POLAND	11.73		11.73	9.07		9.07	PEKAO FUNDUSZ KAPITALOWY SP. ZOO	(a)
FACTORBANK AKTIENGESELLSCHAFT	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
FAMILY TRUST MANAGEMENT EUROPE S.A.	LUXEMBOURG	LUXEMBOURG	80.00		80.00	80.00		80.00	HVB BANQUE LUXEMBOURG SOCIETE ANONYME	(a)
FARMACISTI RIUNITI SPA	PERUGIA	ITALY	49.50		49.50	49.50		49.50	UNICREDIT BANCA D'IMPRESA SPA	(b)
FASALEX PATENT- UND LIZENZVERWERTUNGS GMBH	KOPFING	AUSTRIA	37.10		37.10	37.10		37.10	GRUNDERFONDS GMBH & CO KEG	(a)
FELICITAS GMBH	MUNICH	GERMANY	20.80		20.80	20.80		20.80	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
FERRA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
FERRA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. PROJEKT GROSSENHAINER STRASSE KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
FGB GRUND UND BODEN GMBH & CO. KG	MUNICH	GERMANY	94.00		94.00	94.00		94.00	HVB PROJEKT GMBH	(a)
FGB GRUND UND BODEN VERWALTUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	FGB GRUND UND BODEN GMBH & CO. KG	(a)
FI.MA. SRL	PERUGIA	ITALY	100.00		100.00	100.00		100.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
FIDES IMMOBILIEN TREUHAND GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	WOM GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	(a)
FIDIA SGR SPA	MILAN	ITALY	50.00	50.00		50.00	50.00		UNICREDIT SPA	(a)
FIMIT - FONDI IMMOBILIARI ITALIANI SGR SPA	ROME	ITALY	51.55	51.55		51.55	51.55		UNICREDIT SPA	(a)
FIMOPER SPA	SAN VITTORE DEL LAZIO	ITALY	99.93		99.93	99.93		99.93	BANCA DI ROMA SPA (ora UNICREDIT BANCA DI ROMA SPA)	(b)
FINAL HOLDING SP.Z.O.O.	WARSAW	POLAND	100.00		100.00	100.00		100.00	BANK PEKAO SA	(a)
FINAL S.A.	DABROWA GORNICZA	POLAND	99.82		99.82	99.84		99.84	FINAL HOLDING SP.Z.O.O.	(a)
FINANCIAL RISK MANAGEMENT GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)

Statement of significant equity investments pursuant to art. 125 of Consob Regulation n. 11971 dated 14 May 1999 (Continued)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
FINANSE PLC.	LONDON	UNITED KINGDOM	100.00		100.00	100.00		100.00	BANK PEKAO SA	(a)
					-			-	FINAL HOLDING SP.Z.O.O.	(a)
FINANZBERATUNG F.4.5 GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB VERWA 4 GMBH	(a)
FINAOSTA SPA	AOSTA	ITALY	10.71	10.71		10.71	10.71		UNICREDIT SPA	(a)
FINECO CREDIT SPA	MILAN	ITALY	100.00		100.00	100.00		100.00	FINECOBANK SPA	(a)
FINECO FINANCE LTD	DUBLIN	IRELAND	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
FINECO LEASING SPA	BRESCIA	ITALY	99.99	99.99		99.99	99.99		UNICREDIT SPA	(a)
FINECO PRESTITI SPA	MILAN	ITALY	100.00		100.00	100.00		100.00	FINECOBANK SPA	(a)
FINECO VERWALTUNG AG	FARNKFURT AM MAIN	GERMANY	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
FINECOBANK SPA	MILAN	ITALY	99.99	99.99		99.99	99.99		UNICREDIT SPA	(a)
FINESCO S.A.	WARSAW	POLAND	18.96		18.96	18.96		18.96	FINAL HOLDING SP.Z.O.O.	(a)
FINMOLISE SPA - FINANZIARIA REGIONALE PER LO SVILUPPO DEL MOLISE	CAMPOBASSO	ITALY	11.84	11.84		11.84	11.84		UNICREDIT SPA	(a)
FINPIEMONTE PARTECIPAZIONI SPA	TURIN	ITALY	12.57		0.15	12.57		0.15	CAPITALIA MERCHANT SPA	(a)
				12.42			12.42		UNICREDIT SPA	(a)
FIORONI INGEGNERIA SPA IN AMMINISTRAZIONE STRAORDINARIA	PERUGIA	ITALY	30.05		30.05	30.05		30.05	UNICREDIT BANCA D'IMPRESA SPA	(b)
FIORONI INVESTIMENTI SPA IN AMMINISTRAZIONE STRAORDINARIA	PERUGIA	ITALY	30.00		30.00	30.00		30.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
FIORONI SISTEMA SPA IN AMMINISTRAZIONE STRAORDINARIA	PERUGIA	ITALY	26.18		26.18	26.18		26.18	UNICREDIT BANCA D'IMPRESA SPA	(b)
FIRST SHIP LEASE LTD.	HAMILTON	BERMUDA	20.00		20.00	20.00		20.00	BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	(a)
FM BETEILIGUNGS-GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
FM GRUNDSTUCKSVERWALTUNGS GMBH & CO. KG	BAD HOMBURG	GERMANY	94.90		94.90	100.00		100.00	CALG IMMOBILIEN LEASING GMBH	(a)
FMC LEASING INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		30.00	100.00		30.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
					70.00			70.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
FMZ SAVARIA SZOLGALTATO KFT	BUDAPEST	HUNGARY	75.00		75.00	75.00		75.00	UNICREDIT LEASING KFT	(a)
FMZ SIGMA PROJEKTENTWICKLUNGS GMBH	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	MID GARAGEN GMBH	(a)
FOLIA LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
FONDERIA METALLI CONVEYORS SRL	MONTE MARENZO (LC)	ITALY	90.00		90.00	90.00		90.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
FONTANA HOTELVERWALTUNGSGESELLSCHAFT M.B.H.	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
FOOD & MORE GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
FORUM POLSKIEGO BIZNESU MEDIA SP.Z 0.0.	WARSAW	POLAND	100.00		100.00	100.00		100.00	PBK PROPERTY SP. Z.O.O. IN LIQUIDAZIONE	(a)
FREE-TAX ZONE BOURGAS AD	BOURGAS	BULGARIA	15.65		15.65	15.65		15.65	UNICREDIT BULBANK AD	(a)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
FUGATO LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
G.B.S. - GENERAL BROKER SERVICE SPA	ROME	ITALY	20.00	20.00		20.00	20.00		UNICREDIT SPA	(a)
G.E. GRUPPO ELDO SPA IN AMMINISTRAZIONE STRAORDINARIA	ROME	ITALY	100.00		100.00	100.00		100.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
G.F. UNO SPA	ARICCIA	ITALY	100.00		100.00	100.00		100.00	BANCA DI ROMA SPA (ora UNICREDIT BANCA DI ROMA SPA)	(b)
G.F.S. MANAGEMENT KANTOOR B.V.	THE AGUE	PAESI BASSI	100.00		100.00	100.00		100.00	WEALTHCAP REAL ESTATE MANAGEMENT GMBH	(a)
G.I.A.R. GESTIONE ITALIANA AZIENDE RIUNITE SPA	ROME	ITALY	100.00		100.00	100.00		100.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
G.M.P. SPA	MARSCIANO	ITALY	30.00		30.00	30.00		30.00	MCC - MEDIOCREDITO CENTRALE SPA	(b)
G.N.E. GLOBAL GRUNDSTUCKSVERWERTUNG GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	99.80		99.80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	99.80		99.80	CALG IMMOBILIEN LEASING GMBH	(a)
GALERIJA LJUBLJANICA DRUZBA ZA RAZVOJ PROJEKTOV, D.O.O.	LJUBLJANA	SLOVENIA	100.00		100.00	100.00		100.00	HYPO-BA LEASING SUD GMBH	(a)
GALILEO GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB IMMOBILIEN AG	(a)
GAMMATERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		6.15	100.00		6.15	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
					93.85			93.85	HVB IMMOBILIEN AG	(a)
GANYMED IMMOBILIENVERMIETUNGSGESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.00		99.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
GAS OROBICA SRL	CORTENUOVA	ITALY	100.00		100.00	100.00		100.00	MCC - MEDIOCREDITO CENTRALE SPA	(b)
GBS GRUNDSTUCKSVERWALTUNGSGESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.00		99.00	100.00		100.00	CALG ANLAGEN LEASING GMBH	(a)
GCCS GOLFANLAGEN ERRICHTUNGS- UND VERWALTUNGS GMBH	BERLIN	GERMANY	100.00		100.00	100.00		100.00	GOLF- UND COUNTRY CLUB SEDDINER SEE IMMOBILIEN GMBH	(a)
GE IMMOBILIENVERWALTUNGS-GMBH	MUNICH	GERMANY	98.00		98.00	98.00		98.00	BV GRUNDSTUCKSENTWICKLUNGS-GMBH	(a)
GE IMMOBILIENVERWALTUNGS-GMBH & CO. GRUNDSTUCKS-KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BV GRUNDSTUCKSENTWICKLUNGS-GMBH & CO. VERWALTUNGS-KG	(a)
GE.S.E.T.T. - GESTIONE SERVIZI ESAZIONE TRIBUTI E TESORERIE SPA IN LIQUIDATION	NAPOLI	ITALY	98.45	98.45		98.45	98.45		UNICREDIT SPA	(a)
GEBAUDELEASING GRUNDSTUCKSVERWALTUNGSGESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		1.00	100.00		1.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
					98.80			99.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
GEMEINDELEASING GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		25.00	100.00		25.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
					37.30			37.50	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
					37.50			37.50	CALG IMMOBILIEN LEASING GMBH	(a)
GEPAFIN SPA	PERUGIA	ITALY	16.52	16.52		16.52	16.52		UNICREDIT SPA	(a)
GERMANINCUBATOR ERSTE BETEILIGUNGS GMBH	MUNICH	GERMANY	39.60		39.60	9.90		9.90	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)

Statement of significant equity investments pursuant to art. 125 of Consob Regulation n. 11971 dated 14 May 1999 (Continued)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
GESCHUTZTE WERKSTATTE WR. NEUSTADT GESELLSCHAFT M.B.H.	WR. NEUSTADT	AUSTRIA	14.29		14.29	14.29		14.29	BANK AUSTRIA CREDITANSTALT AG	(a)
GESFO GEMEINNUTZIGE BAU- UND SIEDLUNGSGESELLSCHAFT M.B.H.	WIEN	AUSTRIA	25.00		25.00	25.00		25.00	BANK AUSTRIA CREDITANSTALT AG	(a)
GIMMO IMMOBILIEN-VERMIETUNGS- UND VERWALTUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	TERRENO GRUNDSTUCKSVERWALTUNG GMBH & CO. ENTWICKLUNGS- UND FINANZIERUNGSVERMITTLUNGS-KG	(a)
GLOBAL LIFE SCIENCE LIMITED PARTNERSHIP	ST. PETER PORT	GUERNSEY	23.84		23.84	23.84		23.84	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
GLS (GP) LIMITED	ST. PETER PORT	GUERNSEY	15.12		15.12	15.12		15.12	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
GOETHE GALERIE CENTERMANAGEMENT GMBH	JENA	GERMANY	100.00		100.00	100.00		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
GOLF- UND COUNTRY CLUB SEDDINER SEE AG	WILDENBRUCH	GERMANY	13.44		13.44	13.44		13.44	GCCS GOLFANLAGEN ERRICHTUNGS- UND VERWALTUNGS GMBH	(a)
GOLF- UND COUNTRY CLUB SEDDINER SEE IMMOBILIEN GMBH	BERLIN	GERMANY	94.00		94.00	94.00		94.00	HVB PROJEKT GMBH	(a)
GOLFANLAGEN KLOPEINERSEE-TURNERSEE GESELLSCHAFT M.B.H. & CO. KG	ST.KANZIAN	AUSTRIA	15.41		11.24	15.41		11.24	BANK AUSTRIA CREDITANSTALT AG	(a)
					4.17			4.17	WIRTSCHAFTSVEREIN DER MITARBEITERINNEN DER BANK AUSTRIA CREDITANSTALT, REG.GEN.M.B.H.	(a)
GOLFPLATZ SCHLOSS EBREICHSDORF ERRICHTUNGS- UND VERMIETUNGS GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	FM BETEILIGUNGS-GMBH	(a)
GRADSKI PODRUM D.D. IN LIQUIDATION	ZAGREB	CROATIA	69.80		54.76	69.80		54.76	ZABA TURIZAM DOO	(a)
					15.04			15.04	ZAGREBACKA BANKA DD	(a)
GRAND CENTRAL RE LIMITED	HAMILTON	BERMUDA	92.50		92.50	92.50		92.50	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
GRAND HOTEL SAVOIA SPA	CORTINA D'AMPEZZO (BL)	ITALY	100.00		100.00	100.00		100.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
GREENGOLD KERNE'L HANDELS GMBH	ST. MAREIN BEI GRAZ	AUSTRIA	20.00		20.00	20.00		20.00	GRUNDERFONDS GMBH & CO KEG	(a)
GROSSKUGEL IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
GRUNDERFONDS GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	BA-CA PRIVATE EQUITY GMBH	(a)
GRUNDERFONDS GMBH & CO KEG	WIEN	AUSTRIA	100.00		100.00	100.00		-	BANK AUSTRIA CREDITANSTALT AG	(a)
					-			100.00	GRUNDERFONDS GMBH	(a)
GRUNDSTUCKSAKTIENGESELLSCHAFT AM POTSDAMER PLATZ (HAUS VATERLAND)	MUNICH	GERMANY	98.24		98.24	98.24		98.24	TERRENO GRUNDSTUCKSVERWALTUNG GMBH & CO. ENTWICKLUNGS- UND FINANZIERUNGSVERMITTLUNGS-KG	(a)
GRUNDSTUCKSGESELLSCHAFT SIMON BESCHRANKT HAFTENDE KOMMANDITGESELLSCHAF	MUNICH	GERMANY	100.00		92.50	100.00		92.50	DUSSELDORF-MUNCHENER BETEILIGUNGSGESELLSCHAFT MBH	(a)
					7.50			7.50	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
GRUNDSTUCKSVERWALTUNG LINZ-MITTE GMBH	WIEN	AUSTRIA	99.80		99.80	99.80		99.80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
GRUNDSTUCKSVERWALTUNGSGESELLSCHAFT M.B.H. & CO. KG.	BREGENZ	AUSTRIA	100.00		-	100.00		-	BA/CA-LEASING BETEILIGUNGEN GMBH	(a)
					100.00			100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
GRUWA GRUNDBAU UND WASSERBAU GMBH	BERLIN	GERMANY	100.00		100.00	100.00		100.00	UNIVERSALE INTERNATIONAL REALITATEN GMBH	(a)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
GUS CONSULTING GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
GUSTAV-KRAMER-STRASSE 5C VERWALTUNGS GMBH	WIEN	AUSTRIA	25.50		25.50	25.50		25.50	BANK AUSTRIA CREDITANSTALT AG	(a)
H & B IMMOBILIEN GMBH & CO. OBJEKTE KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
H.F.S ISTAMBUL 1 GAYRIMENKUL YONETIMI LIMITED SIRKETI	ISTANBUL	TURCHIA	100.00		99.00	100.00		99.00	H.F.S. IMMOBILIENFONDS GMBH & CO. EUROPA 4 KG	(a)
					1.00			1.00	WEALTHCAP REAL ESTATE MANAGEMENT GMBH	(a)
H.F.S. BETEILIGUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	MUNICH	GERMANY	100.00		10.00	100.00		10.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
					90.00			90.00	WEALTH MANAGEMENT CAPITAL HOLDING GMBH	(a)
H.F.S. IMMOBILIENFONDS DEUTSCHLAND 10 GMBH & CO. KG	MUNICH	GERMANY	1.42		1.42	1.42		1.42	WEALTHCAP REAL ESTATE MANAGEMENT GMBH	(a)
H.F.S. IMMOBILIENFONDS DEUTSCHLAND 14 GMBH & CO. KG	MUNICH	GERMANY	50.00		-	50.00		-	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
					50.00			50.00	WEALTHCAP REAL ESTATE MANAGEMENT GMBH	(a)
H.F.S. IMMOBILIENFONDS DEUTSCHLAND 19 GMBH & CO. KG	MUNICH	GERMANY	100.00		50.00	100.00		50.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
					50.00			50.00	WEALTHCAP REAL ESTATE MANAGEMENT GMBH	(a)
H.F.S. IMMOBILIENFONDS EUROPA 1 BETEILIGUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. IMMOBILIENFONDS EUROPA 2 BETEILIGUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. IMMOBILIENFONDS EUROPA 3 BETEILIGUNGS B.V.	THE AGUE	NETHERLANDS	100.00		100.00	100.00		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. IMMOBILIENFONDS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. IMMOBILIENFONDS GMBH & CO. EUROPA 4 KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	WEALTHCAP REAL ESTATE MANAGEMENT GMBH	(a)
H.F.S. IMMOBILIENFONDS GMBH & CO. EUROPA 5 KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	WEALTHCAP REAL ESTATE MANAGEMENT GMBH	(a)
H.F.S. ISTAMBUL 2 GAYRIMENKUL YONETIMI LIMITED SIRKETI	ISTANBUL	TURCHIA	100.00		99.00	100.00		99.00	H.F.S. IMMOBILIENFONDS GMBH & CO. EUROPA 4 KG	(a)
					1.00			1.00	WEALTHCAP REAL ESTATE MANAGEMENT GMBH	(a)
H.F.S. KOMPLEMENTARS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. LEASINGFONDS GMBH	EBERSBERG	GERMANY	100.00		100.00	100.00		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. LEASINGFONDS GMBH & CO. DEUTSCHLAND 'ECUADOR' KG	MANNHEIM	GERMANY	100.00		100.00	100.00		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. LEASINGFONDS GMBH & CO. DEUTSCHLAND 'HAITI' KG	MANNHEIM	GERMANY	100.00		100.00	100.00		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. LEASINGFONDS GMBH & CO. DEUTSCHLAND 'JAVA' KG	MANNHEIM	GERMANY	100.00		100.00	100.00		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. LEASINGFONDS GMBH & CO. DEUTSCHLAND 'KOREA' KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)

Statement of significant equity investments pursuant to art. 125 of Consob Regulation n. 11971 dated 14 May 1999 (Continued)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
H.F.S. LEASINGFONDS GMBH & CO. DEUTSCHLAND 'KUBA' KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. LEASINGFONDS GMBH & CO. DEUTSCHLAND 'MALAYSIA' KG	MANNHEIM	GERMANY	100.00		100.00	100.00		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. LEASINGFONDS GMBH & CO. DEUTSCHLAND 'PANAMA' KG	MANNHEIM	GERMANY	100.00		100.00	100.00		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. LEASINGFONDS GMBH & CO. DEUTSCHLAND 'THAILAND' KG	MANNHEIM	GERMANY	100.00		100.00	100.00		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. LEASINGSFONDS GMBH & CO. DEUTSCHLAND 'HAWAI' KG	MANNHEIM	GERMANY	100.00		100.00	100.00		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. SCHIFFS-LEASINGFONDS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	H.F.S. LEASINGFONDS GMBH	(a)
H.F.S. VALUE MANAGEMENT GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. ZWEITMARKTFONDS DEUTSCHLAND 3 KG GMBH & CO. KG	MUNICH	GERMANY	100.00		50.00	100.00		50.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
					50.00			50.00	WEALTHCAP REAL ESTATE MANAGEMENT GMBH	(a)
H.F.S. ZWEITMARKTFONDS DEUTSCHLAND 4 GMBH & CO. KG	MUNICH	GERMANY	100.00		50.00	100.00		50.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
					50.00			50.00	WEALTHCAP REAL ESTATE MANAGEMENT GMBH	(a)
H.F.S. ZWEITMARKTFONDS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
HALOS GMBH & CO. OBJEKT KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVZ GMBH & CO. OBJEKT KG	(a)
HANSA-NORD-LUX MANAGEMENTGESELLSCHAFT	LUXEMBOURG	LUXEMBOURG	50.00		50.00	50.00		50.00	NORDINVEST NORDDEUTSCHE INVESTMENT-GESELLSCHAFT MBH	(a)
HANSEATISCHE VERLAGS-BETEILIGUNGS AKTIENGESELLSCHAFT	HAMBURG	GERMANY	31.25		31.25	31.25		31.25	BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	(a)
HASSER IMMOBILIARE SRL	ROME	ITALY	50.00		50.00	50.00		50.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
HAUS VIOLA SONNENBLUME SENIORENBETREUUNGSGESELLSCHAFT MBH & CO KEG	WIEN	AUSTRIA	99.80		-	100.00		100.00	BA-CA ADAGIO LEASING GMBH	(a)
					99.80			-	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
HAWA GRUNDSTUCKS GMBH & CO. OHG HOTELVERWALTUNG	MUNICH	GERMANY	100.00		99.50	100.00		99.50	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
					0.50			0.50	TIVOLI GRUNDSTUCKS-AKTIENGESELLSCHAFT	(a)
HAWA GRUNDSTUCKS GMBH & CO. OHG IMMOBILIENVERWALTUNG	MUNICH	GERMANY	100.00		99.50	100.00		99.50	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
					0.50			0.50	TIVOLI GRUNDSTUCKS-AKTIENGESELLSCHAFT	(a)
HEIZKRAFTWERK COTTBUS VERWALTUNGS GMBH	MUNICH	GERMANY	33.33		33.33	33.33		33.33	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HEIZKRAFTWERKE-POOL-VERWALTUNGS-GMBH	MUNICH	GERMANY	33.33		33.33	33.33		33.33	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HEKLA IMMOBILIEN PROJEKTENTWICKLUNGS GMBH & CO. HOTEL JENA KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HEKLA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. VERMIETUNGS KG	(a)
HEKLA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
HEKLA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. VERMIETUNGS KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
HELLAS LEASING- UND BETEILIGUNGS GMBH	BAD HOMBURG	GERMANY	100.00		2.00	100.00		2.00	BA CA LEASING (DEUTSCHLAND) GMBH	(a)
					98.00			98.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
HERACLIA DI CLAUDIO E PIERANGELO COLLA SNC	SAN DONA' DI PIAVE (VE)	ITALY	100.00		100.00	100.00		100.00	UNICREDIT BANCA SPA	(b)
HERKU LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		25.00	100.00		25.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
					74.80			75.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
HESTAR GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB IMMOBILIEN AG	(a)
HISI - HOLDING DI INVESTIMENTO IN SANITA' ED INFRASTRUTTURE SRL	MILAN	ITALY	40.00		40.00	40.00		40.00	CAPITALIA MERCHANT SPA	(a)
HMIS MANAGEMENT INFORMATION & SERVICE GMBH	MUNICH	GERMANY	100.00		75.00	100.00		75.00	HVB PROJEKT GMBH	(a)
					25.00			25.00	HVB TECTA GMBH	(a)
HOFGARTEN GRUNDBESITZ VERWALTUNG GMBH	BERLIN	GERMANY	49.60		49.60	49.60		49.60	HVB PROJEKT GMBH	(a)
HOFGARTEN REAL ESTATE B.V.	AMSTERDAM	PAESI BASSI	47.17		47.17	47.17		47.17	TERRONDA DEVELOPMENT B.V.	(a)
HOKA LEASING-GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		25.00	100.00		25.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
					74.80			75.00	WOM GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	(a)
HOLDCO77 B.V.	AMSTERDAM	PAESI BASSI	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
HONEU LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	75.00		25.00	75.00		25.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
					50.00			50.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
HOTEL SEDDINER SEE GMBH	BERLIN	GERMANY	94.00		94.00	94.00		94.00	HVB PROJEKT GMBH	(a)
HP IT-SOLUTIONS GMBH	INNSBRUCK	AUSTRIA	28.58		14.29	28.58		14.29	DIREKTANLAGE.AT AG	(a)
					14.29			14.29	SCHOELLERBANK AKTIENGESELLSCHAFT	(a)
HROK DOO	ZAGREB	CROATIA	14.00		14.00	14.00		14.00	ZAGREBACKA BANKA DD	(a)
HSBC INFRASTRUCTURE FUND II L.P. A	LONDON	UNITED KINGDOM	15.00		15.00	-		-	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HUMAN RESOURCES SERVICE AND DEVELOPMENT GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
HVB - LEASING PLUTO KFT	BUDAPEST	HUNGARY	100.00		30.00	100.00		30.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
					70.00			70.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
HVB AGENT D.O.O. ZA POSREDOVANJE U OSIGURANJU	ZAGREB	CROATIA	100.00		20.00	100.00		20.00	UNICREDIT GLOBAL LEASING VERSICHERUNGSSERVICE GMBH	(a)
					80.00			80.00	UNICREDIT LEASING CROATIA D.O.O. ZA LEASING	(a)

Statement of significant equity investments pursuant to art. 125 of Consob Regulation n. 11971 dated 14 May 1999 (Continued)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
HVB ALTERNATIVE ADVISORS LLC	NEW YORK	U.S.A.	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB ALTERNATIVE FINANCIAL PRODUCTS AG	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB ASIA ADVISERS SDN. BHD.	KUALA LAMPUR	MALAYSIA	100.00		100.00	100.00		100.00	HVB ASIA LIMITED	(a)
HVB ASIA LIMITED	SINGAPORE	SINGAPORE	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB ASSET LEASING LIMITED	LONDON	UNITED KINGDOM	100.00		100.00	100.00		100.00	HVB INTERNATIONAL ASSET LEASING GMBH	(a)
					...			...	HVB LONDON INVESTMENTS (CAM) LIMITED	(a)
HVB ASSET MANAGEMENT ASIA LTD.	SINGAPORE	SINGAPORE	100.00		100.00	100.00		100.00	HVB ASIA LIMITED	(a)
HVB ASSET MANAGEMENT HOLDING GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB VERWA 4 GMBH	(a)
HVB AUSTRALIA PTY LTD.	SYDNEY	AUSTRALIA	100.00		100.00	100.00		100.00	HVB ASIA LIMITED	(a)
HVB AUTO LEASING EOOD	SOFIA	BULGARIA	100.00		100.00	100.00		100.00	HVB LEASING OOD	(a)
HVB BANCA PENTRU LOCUINTE S.A.	BUCHAREST	ROMANIA	100.00		35.00	100.00		35.00	BANK AUSTRIA CREDITANSTALT AG	(a)
					10.00			10.00	UNICREDIT TIRIAC BANK S.A.	(a)
					55.00			55.00	VEREINSBANK VICTORIA BAUSPAR AKTIENGESELLSCHAFT	(a)
HVB BANQUE LUXEMBOURG SOCIETE ANONYME	LUXEMBOURG	LUXEMBOURG	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB BETEILIGUNGSGESELLSCHAFT MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB CAPE BLANC LLC	WILMINGTON	U.S.A.	100.00		100.00	100.00		100.00	HVB U.S. FINANCE INC.	(a)
HVB CAPITAL ASIA LIMITED	HONG KONG	CINA	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB CAPITAL LLC	WILMINGTON	U.S.A.	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB CAPITAL LLC II	WILMINGTON	U.S.A.	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB CAPITAL LLC III	WILMINGTON	U.S.A.	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB CAPITAL LLC V	WILMINGTON	U.S.A.	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB CAPITAL LLC VI	WILMINGTON	U.S.A.	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB CAPITAL LLC VIII	WILMINGTON	U.S.A.	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB CAPITAL MARKETS INC.	NEW YORK	U.S.A.	100.00		100.00	100.00		100.00	HVB U.S. FINANCE INC.	(a)
HVB CAPITAL PARTNERS AG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB CAPITAL PARTNERS S.A.R.L.	LUXEMBOURG	LUXEMBOURG	100.00		100.00	100.00		100.00	HVB CAPITAL PARTNERS AG	(a)
HVB CENTRAL PROFIT BANKA D.D., SARAJEVO	SARAJEVO	BOSNIA AND HERZEGOVINA	80.87		80.87	80.87		80.87	BANK AUSTRIA CREDITANSTALT AG	(a)
HVB CESAR D.O.O. BEOGRAD	BEOGRAD	SERBIA	100.00		30.00	100.00		30.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
					70.00			70.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
HVB CONSULT GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB DIREKT GESELLSCHAFT FUR DIREKTSERVICE UND DIREKTVERTRIEB MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB ENERGY HOLDINGS LLC	NEW YORK, USA	U.S.A.	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB EXPERTISE GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB EXPORT LEASING GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB FIERO LEASING OOD	SOFIA	BULGARIA	100.00		30.00	100.00		30.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
					70.00			70.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
HVB FINANCE LONDON LIMITED	LONDON	UNITED KINGDOM	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB FINANCNE SLUZBY S.R.O.	BRATISLAVA	SLOVAKIA	100.00		100.00	100.00		100.00	UNICREDIT BANK SLOVAKIA AS	(a)
HVB FONDSFINANCE GMBH	MUNICH	GERMANY	100.00		6.00	100.00		6.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
					94.00			94.00	WEALTH MANAGEMENT CAPITAL HOLDING GMBH	(a)
HVB FUND SERVICES LIMITED (IN LIQUIDATION)	DUBLIN	IRELAND	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB FUNDING TRUST II	WILMINGTON	U.S.A.	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB FUNDING TRUST VIII	WILMINGTON	U.S.A.	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB GESELLSCHAFT FUR GEBAUDE BETEILIGUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB GLOBAL ASSETS COMPANY (GP), LLC	NEW YORK, NY	U.S.A.	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB GLOBAL ASSETS COMPANY L.P.	NEW YORK	U.S.A.	5.00		4.99	5.00		4.99	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
					0.01			0.01	HVB GLOBAL ASSETS COMPANY (GP), LLC	(a)
HVB HONG KONG LIMITED	HONG KONG	CHINA	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB IMMOBILIEN AG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB INDUSTRIEBETEILIGUNGSGESELLSCHAFT S.A.R.L.	LUXEMBOURG	LUXEMBOURG	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB INFORMATION SERVICES GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB INTERNATIONAL ASSET LEASING GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB INVESTITIONSBANK GMBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	HVB LEASING GMBH	(a)
HVB INVESTMENTS (UK) LIMITED	ISOLE CAYMAN	CAYMAN ISLANDS	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB LEASING CPB D.O.O.	SARAJEVO	BOSNIA AND HERZEGOVINA	100.00		70.00	100.00		70.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
					30.00			30.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
HVB LEASING CZECH REPUBLIC S.R.O.	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
HVB LEASING D.O.O. (ora UNICREDIT LEASING D.O.O.	SARAJEVO	BOSNIA AND HERZEGOVINA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
HVB LEASING GMBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB LEASING INSURANCE BROKER BULGARIA OOD	SOFIA	BULGARIA	100.00		80.00	100.00		80.00	HVB LEASING OOD	(a)
					20.00			20.00	UNICREDIT GLOBAL LEASING VERSICHERUNGSSERVICE GMBH	(a)
HVB LEASING INTERNATIONAL GMBH & CO. KG	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	HVB LEASING GMBH	(a)
HVB LEASING LIMITED PARTNERSHIP	WILMINGTON	U.S.A.	100.00		99.00	100.00		-	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
					1.00			100.00	HVB CAPE BLANC LLC	(a)
HVB LEASING MAX INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)

Statement of significant equity investments pursuant to art. 125 of Consob Regulation n. 11971 dated 14 May 1999 (Continued)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
HVB LEASING OOD	SOFIA	BULGARIA	100.00		90.00	100.00		90.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
					10.00			10.00	UNICREDIT BULBANK AD	(a)
HVB LEASING SLOVAKIA S.R.O.	BRATISLAVA	SLOVAKIA	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
HVB LIFE SCIENCE GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB LIFE SCIENCE GMBH & CO. BETEILIGUNGS-KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB LONDON INVESTMENTS (AVON) LIMITED	LONDON	UNITED KINGDOM	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB LONDON INVESTMENTS (BLACKWATER) LIMITED	LONDON	UNITED KINGDOM	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB LONDON INVESTMENTS (CAM) LIMITED	LONDON	UNITED KINGDOM	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB LONDON TRADING LTD.	LONDON	UNITED KINGDOM	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB MG LLC	NEW YORK	U.S.A.	100.00		100.00	100.00		100.00	HVB ENERGY HOLDINGS LLC	(a)
HVB MORTGAGE CAPITAL CORP.	WILMINGTON	U.S.A.	100.00		100.00	100.00		100.00	HVB U.S. FINANCE INC.	(a)
HVB PARTNER D.O.O BEOGRAD	BEOGRAD	SERBIA	100.00		100.00	100.00		100.00	BA-CA LEASING VERSICHERUNGSSERVICE GMBH & CO KG	(a)
HVB PGUP LLC	NEW YORK	U.S.A.	100.00		100.00	100.00		100.00	HVB ENERGY HOLDINGS LLC	(a)
HVB PRINCIPAL EQUITY GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB PROFIL GESELLSCHAFT FUR PERSONALMANAGEMENT MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB PROJEKT EMILIENHOF GMBH & CO. KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
HVB PROJEKT EMILIENHOF VERWALTUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
HVB PROJEKT GMBH	MUNICH	GERMANY	100.00		6.00	100.00		6.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
					94.00			94.00	HVB IMMOBILIEN AG	(a)
HVB PROJEKT IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
HVB RATING ADVISORY GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB REALITY CZ, S.R.O.	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	UNICREDIT BANK CZECH REPUBLIC A.S.	(a)
HVB REALTY CAPITAL INC.	NEW YORK	U.S.A.	100.00		100.00	100.00		100.00	HVB U.S. FINANCE INC.	(a)
HVB RUSSELL MANAGEMENT GMBH	MUNICH	GERMANY	51.00		51.00	51.00		51.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB SECUR GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB SERVICES SOUTH AFRICA (PROPRIETARY) LIMITED	JOHANNESBURG	REPUBBLICA DEL SUDAFRICA	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB SINGAPORE LIMITED	SINGAPORE	SINGAPORE	100.00		100.00	100.00		100.00	HVB ASIA LIMITED	(a)
HVB STRUCTURED INVEST S.A.	LUXEMBOURG	LUXEMBOURG	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB SUPER LEASING EOOD	SOFIA	BULGARIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
HVB TECTA GMBH	MUNICH	GERMANY	100.00		6.00	100.00		6.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
					94.00			94.00	HVB IMMOBILIEN AG	(a)
HVB U.S. FINANCE INC.	NEW YORK	U.S.A.	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB VERWA 1 GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB VERWA 3 GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB VERWA 4 GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
HVB VERWA 4.1 GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB VERWA 4 GMBH	(a)
HVB VERWA 4.4 GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB VERWA 4 GMBH	(a)
HVB VERWA 4.6 GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB VERWA 4 GMBH	(a)
HVB VERWA 5 GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB VERWA 5 GMBH & CO. RESTRUKTURIERUNG KG	BOCHUM	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB VERWA 7 GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB VERWA 8 GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVBFF BAUMANAGEMENT GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB FONDSFINANCE GMBH	(a)
HVBFF BETEILIGUNGSTREUHAND GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB FONDSFINANCE GMBH	(a)
HVBFF INTERNATIONAL GREECE GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVBFF INTERNATIONALE LEASING GMBH	(a)
HVBFF INTERNATIONALE LEASING GMBH	MUNICH	GERMANY	100.00		90.00	100.00		90.00	HVB FONDSFINANCE GMBH	(a)
					10.00			10.00	HVBFF OBJEKT BETEILIGUNGS GMBH	(a)
HVBFF KAPITALVERMITTLUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB FONDSFINANCE GMBH	(a)
HVBFF LEASING & INVESTITION GMBH & CO ERSTE KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVBFF OBJEKT BETEILIGUNGS GMBH	(a)
HVBFF LEASING & INVESTITION GMBH & CO NEUNTE KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVBFF OBJEKT BETEILIGUNGS GMBH	(a)
HVBFF LEASING OBJEKT GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB FONDSFINANCE GMBH	(a)
HVBFF LEASING-FONDS VERWALTUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB FONDSFINANCE GMBH	(a)
HVBFF OBJEKT BETEILIGUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB FONDSFINANCE GMBH	(a)
HVBFF OBJEKT LEIPZIG GMBH	MUNICH	GERMANY	70.00		70.00	70.00		70.00	HVB FONDSFINANCE GMBH	(a)
HVBFF PRODUKTIONSHALLE GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB FONDSFINANCE GMBH	(a)
HVBFF VERWALTUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB FONDSFINANCE GMBH	(a)
HVB-LEASING AIDA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
HVB-LEASING ATLANTIS INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
HVB-LEASING DANTE INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		30.00	100.00		30.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
					70.00			70.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
HVB-LEASING FIDELIO INGATLANHASNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
HVB-LEASING FORTE INGATLANHASNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
HVB-LEASING GARO KFT	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
HVB-LEASING HAMLET INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
HVB-LEASING JUPITER KFT	BUDAPEST	HUNGARY	100.00		30.00	100.00		30.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
					70.00			70.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)

Statement of significant equity investments pursuant to art. 125 of Consob Regulation n. 11971 dated 14 May 1999 (Continued)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
HVB-LEASING LAMOND INGATLANHASZNOSITO KFT.	BUDAPEST	HUNGARY	100.00		30.00	100.00		30.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
					70.00			70.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
HVB-LEASING MAESTOSO INGATLANHASZNOSITO KFT.	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
HVB-LEASING NANO KFT	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
HVB-LEASING OTHELLO INGATLANHASNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		96.67	100.00		96.67	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
					3.33			3.33	BUSINESS CITY MANAGEMENT GMBH (UNG.: UZLETKOZPONTOT MENEDZSELO KORLAT	(a)
HVB-LEASING ROCCA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
HVB-LEASING RUBIN KFT.	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
HVB-LEASING SMARAGD KFT.	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
HVB-LEASING SOLE KFT	BUDAPEST	HUNGARY	100.00		30.00	100.00		30.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
					70.00			70.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
HVB-LEASING SPORT INGATLANHASZNOSITO KOLATPOT FEOEOASSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
HVB-LEASING ZAFIR KFT.	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
HVZ GMBH & CO. OBJEKT KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	PORTIA GRUNDSTUCKS-VERWALTUNGSGESELLSCHAFT MBH & CO. OBJEKT KG	(a)
HVZ GMBH & CO. OBJEKT UNTERFOHRING KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
HYPERION IMMOBILIENVERMIETUNGSGESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.00		99.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
HYBA NEKRETNINE D.O.O. ZA POSLOVANJE NEKRTNINAMA	ZAGREB	CROATIA	100.00		100.00	100.00		100.00	HYPO-BA LEASING SUD GMBH	(a)
HYPO (UK) HOLDINGS LIMITED	LONDON	UNITED KINGDOM	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
					...			...	HVB IMMOBILIEN AG	(a)
HYPO STAVEBNI SPORITELNA A.S.	PRAGUE	CZECH REPUBLIC	100.00		60.00	100.00		60.00	UNICREDIT BANK CZECH REPUBLIC A.S.	(a)
					40.00			40.00	VEREINSBANK VICTORIA BAUSPAR AKTIENGESELLSCHAFT	(a)
HYPO-BA LEASING SUD GMBH	KLAGENFURT	AUSTRIA	50.00		50.00	50.00		50.00	UNICREDIT GLOBAL LEASING SPA	(a)
HYPO-BA PROJEKT, FINANCIRANJE D.O.O.	LJUBLJANA	SLOVENIA	100.00		100.00	100.00		100.00	HYPO-BA LEASING SUD GMBH	(a)
HYPO-BA ZAGREB D.O.O. ZA POSLOVANJE NEKRETNINAMA	ZAGREB	CROATIA	100.00		100.00	100.00		100.00	HYPO-BA LEASING SUD GMBH	(a)
HYPO-BANK VERWALTUNGSZENTRUM GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	PORTIA GRUNDSTUCKS-VERWALTUNGSGESELLSCHAFT MBH & CO. OBJEKT KG	(a)
HYPO-BANK VERWALTUNGSZENTRUM GMBH & CO. KG OBJEKT ARABELLASTRASSE	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
HYPO-REAL HAUS & GRUNDBESITZ GESELLSCHAFT MBH & CO. IMMOBILIEN	MUNICH	GERMANY	80.00		80.00	80.00		80.00	HVB PROJEKT GMBH	(a)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
HYPO-REAL HAUS- UND GRUNDBESITZ GESELLSCHAFT MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
HYPOVEREINS IMMOBILIEN EOOD	SOFIA	BULGARIA	100.00		100.00	100.00		100.00	UNICREDIT BULBANK AD	(a)
HYPOVEREINSFINANCE N.V.	AMSTERDAM	PAESI BASSI	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
I.C.M. SPA IN LIQUIDATION	REZZATO (BS)	ITALY	61.00		61.00	61.00		61.00	UNICREDIT BANCA SPA	(b)
I.M.E.S. INDUSTRIA MECCANICA E STAMPAGGIO SPA	SUMIRAGO (VA)	ITALY	100.00		100.00	100.00		100.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
ICLA COSTRUZIONI GENERALI	NAPOLI	ITALY	26.02		26.02	26.02		26.02	BANCA DI ROMA SPA (ora UNICREDIT BANCA DI ROMA SPA)	(b)
I-FABER SOCIETA' PER AZIONI	MILAN	ITALY	65.32	65.32		65.32	65.32		UNICREDIT SPA	(a)
IFEM SPA IN LIQUIDATION	MILAN	ITALY	100.00		100.00	100.00		100.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
IGICOR SPA IN LIQUIDATION	VERONA	ITALY	100.00		100.00	100.00		100.00	UNICREDITO GESTIONE CREDITI SPA - BANCA PER LA GESTIONE DEI CREDITI	(b)
IGM SPA	SANT'ELPIDIO A MARE	ITALY	100.00		100.00	100.00		100.00	MCC - MEDIOCREDITO CENTRALE SPA	(b)
III-INVESTMENTS LUXEMBOURG S.A.	LUXEMBOURG	LUXEMBOURG	100.00		100.00	100.00		100.00	INTERNATIONALES IMMOBILIEN-INSTITUT GMBH	(a)
ILTE HOLDING SPA	TURIN	ITALY	100.00		100.00	100.00		100.00	BANCA DI ROMA SPA (ora UNICREDIT BANCA DI ROMA SPA)	(b)
IMAT SPA IN LIQUIDATION	CASTEL SAN PIETRO TERME (BO)	ITALY	96.67		96.67	96.67		96.67	UNICREDIT BANCA D'IMPRESA SPA	(b)
IMM.EDIL.SEI SRL	ROME	ITALY	50.00		50.00	50.00		50.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
IMMO I IMMOBILIEN + MOBILIEN-VERMIETUNGS GMBH & CO.KG.	WIEN	AUSTRIA	98.17		1.83	100.00		-	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
					96.34			100.00	REAL INVEST IMMOBILIEN GMBH	(a)
IMMOBILIARE PIEMONTE SPA	ROME	ITALY	100.00		100.00	100.00		100.00	MCC - MEDIOCREDITO CENTRALE SPA	(a)
IMMOBILIEN RATING GMBH	WIEN	AUSTRIA	99.00		19.00	99.00		19.00	BANK AUSTRIA CREDITANSTALT AG	(a)
					19.00			19.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
					61.00			61.00	BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	(a)
IMMOBILIEN VERMIETUNGS GMBH & CO PROJEKT GUMPENDORFERSTRASSE 140 KEG	WIEN	AUSTRIA	46.30		46.30	87.50		87.50	REAL INVEST IMMOBILIEN GMBH	(a)
IMMOBILIENFONDS UNIVERSALE 4 GBR	BERLIN	GERMANY	-		-	99.50		99.25	ERSTE UNIPRO IMMOBILIEN-PROJEKTIERUNGSGESELLSCHAFTM.B.H.	(a)
					-			0.25	ZWEITE UNIPRO IMMOBILIEN-PROJEKTIERUNGSGESELLSCHAFT M.B.H.	(a)
IMMOBILIENFONDS UNIVERSALE WITTENBERGE GBR	BERLIN	GERMANY	-		-	95.00		95.00	DRITTE UNIPRO IMMOBILIEN-PROJEKTIERUNGSGES.M.B.H.	(a)
IMMOBILIENLEASING GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		74.80	100.00		75.00	ARNO GRUNDSTUCKSVERWALTUNGS GESELLSCHAFT M.B.H.	(a)
					25.00			25.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
IMMORENT-THETA GRUNDVERWERTUNGSGESELLSCHAFT M.B.H.	WIEN	AUSTRIA	50.00		50.00	50.00		50.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
IMPRESA ARMANDO TORRI SPA	MILAN	ITALY	22.65		22.65	22.65		22.65	BANCA DI ROMA SPA (ora UNICREDIT BANCA DI ROMA SPA)	(b)
IMWA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB IMMOBILIEN AG	(a)

Statement of significant equity investments pursuant to art. 125 of Consob Regulation n. 11971 dated 14 May 1999 (CONTINUED)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
INDUSTRIA BRIANTEA GIOCATTOLI SPA IN LIQUIDATION E IN CONCORDATO PREVENTIVO	MILAN	ITALY	100.00		100.00	100.00		100.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
INDUSTRIA LIBRARIA TIPOGRAFICA EDITRICE SPA	MONCALIERI	ITALY	100.00		100.00	100.00		100.00	BANCA DI ROMA SPA (ora UNICREDIT BANCA DI ROMA SPA)	(b)
INDUSTRIE-IMMOBILIEN-VERWALTUNG GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.90		99.90	99.90		99.90	BANK AUSTRIA CREDITANSTALT AG	(a)
INFORMATIONS-TECHNOLOGIE AUSTRIA GMBH	WIEN	AUSTRIA	61.37		...	61.37		...	ASSET MANAGEMENT GMBH	(a)
					61.37			61.37	BANK AUSTRIA CREDITANSTALT AG	(a)
INFRASTRUKTUR HOLDING GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
INFRASTRUKTUR PLANUNGS- UND ENTWICKLUNGS GMBH	WIEN	AUSTRIA	45.00		45.00	45.00		45.00	INFRASTRUKTUR HOLDING GMBH	(a)
INIZIATIVE IMMOBILIARI S.R.L.	GAVIRATE (VARESE)	ITALY	13.87	13.87		13.87	13.87		UNICREDIT SPA	(a)
INNOVED HANDELSGESMBH	WIEN	AUSTRIA	22.00		22.00	22.00		22.00	GRUNDERFONDS GMBH & CO KEG	(a)
INPROX CHOMUTOV, S.R.O.	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
INPROX LEASING, NEPREMICNINE, D.O.O.	LJUBLJANA	SLOVENIA	100.00		100.00	100.00		100.00	HYPO-BA LEASING SUD GMBH	(a)
INPROX KARLOVY VARY, S.R.O.	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
INPROX KLADNO, S.R.O.	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
INPROX OSIJEK D.O.O.	ZAGREB	CROATIA	100.00		100.00	100.00		100.00	HYPO-BA LEASING SUD GMBH	(a)
INPROX POPRAD, SPOL. S.R.O.	BRATISLAVA	SLOVAKIA	100.00		70.00	100.00		70.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
					30.00			30.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
INPROX SR I., SPOL. S R.O.	BRATISLAVA	SLOVAKIA	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
INTERFINANZIARIA S. A.	LUGANO	SVIZZERA	33.30		33.30	33.30		33.30	HVB BANQUE LUXEMBOURG SOCIETE ANONYME	(a)
INTERNATIONALES IMMOBILIEN-INSTITUT GMBH	MUNICH	GERMANY	94.00		94.00	94.00		94.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
INTERPORTO ROMA EST SPA	ROME	ITALY	100.00		100.00	100.00		100.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
INTERPORTO SUD EUROPA SPA	CASERTA	ITALY	23.29		23.29	23.29		23.29	BANCA DI ROMA SPA (ora UNICREDIT BANCA DI ROMA SPA)	(b)
INTERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		6.15	100.00		6.15	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
					93.85			93.85	HVB IMMOBILIEN AG	(a)
INTRO LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	PROJEKT-LEASE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	(a)
INVESCO REAL ESTATE GERMANY L.L.C.	WILMINGTON	U.S.A.	24.90		24.90	24.90		24.90	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
INVESCO REAL ESTATE GERMANY L.P.	NEW YORK	U.S.A.	24.65		24.65	24.65		24.65	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
INVESCO REAL ESTATE GMBH	MUNICH	GERMANY	24.90		24.90	24.90		24.90	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
IPE EURO WAGON L.P.	ST HELIER	JERSEY	37.54		37.54	-		-	HVB CAPITAL PARTNERS AG	(a)
IPG-INDUSTRIEPARK GYOR PROJEKTIERUNGSGESELLSCHAFT M.B.H.	GERASDORF	AUSTRIA	40.00		40.00	40.00		40.00	UNICREDIT GLOBAL LEASING SPA	(a)
IPSE 2000 SPA	ROME	ITALY	50.00	50.00		50.00	50.00		UNICREDIT SPA	(a)
IR SERVICES SP Z0.O.	WARSAW	POLAND	100.00		99.08	100.00		99.08	UNICREDIT CA IB POLSKA S.A.	(a)
					0.92			0.92	UNICREDIT CAIB SLOVAKIA, A.S.	(a)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
IRFIS - MEDIOCREDITO DELLA SICILIA SPA	PALERMO	ITALY	76.26		76.26	76.26		76.26	BANCO DI SICILIA SPA	(a)
IRODAHAZ TANACSADO KFT.	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	ALFA HOLDING INGATLANSZOLGALTATO KFT.	(a)
ISAR-SEINE IMMOBILIEN GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
ISB UNIVERSALE BAU GMBH	BRANDENBURG	GERMANY	100.00		100.00	100.00		100.00	UNIVERSALE INTERNATIONAL REALITATEN GMBH	(a)
ISPONA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB IMMOBILIEN AG	(a)
ISTITUTO DELLA ENCICLOPEDIA ITALIANA FONDATA DA G.TRECCANI SPA	ROME	ITALY	12.00	12.00		12.00	12.00		UNICREDIT SPA	(a)
ISTITUTO EUROPEO DI ONCOLOGIA SRL	MILAN	ITALY	13.70	13.70		13.70	13.70		UNICREDIT SPA	(a)
ISTITUTO PER IL CREDITO SPORTIVO EDP	ROME	ITALY	10.81	10.81		10.81	10.81		UNICREDIT SPA	(a)
ISTITUTO PER L'EDILIZIA ECONOMICA E POPOLARE DI CATANIA SPA IN LIQ.	CATANIA	ITALY	20.00		20.00	20.00		20.00	BANCO DI SICILIA SPA	(a)
ISTRA GOLF DOO	UMAG	CROATIA	100.00		100.00	100.00		100.00	ISTRATURIST UMAG, HOTELIJERSTVO I TURIZAM DD	(a)
ISTRATURIST UMAG, HOTELIJERSTVO I TURIZAM DD	UMAG	CROATIA	71.80		71.80	71.80		71.80	ZAGREBACKA BANKA DD	(a)
ITALCARNI SOC.COOP.A R.L.	MIGLIARINA DI CARPI (MODENA)	ITALY	17.18		12.12	4.09		2.73	BANCA DI ROMA SPA (ora UNICREDIT BANCA DI ROMA SPA)	(a)
					6.06			1.36	BIPOP CARIRE SPA	(a)
ITALTEL SPA	MILAN	ITALY	100.00		100.00	100.00		100.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
ITP FINANZSERVICE VERWALTUNGSGESELLSCHAFT MBH	SALZKOTTEN	GERMANY	29.98		29.98	29.98		29.98	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
IVONA BETEILIGUNGSVERWALTUNG GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	(a)
JAKALA PROMOPLAN SPA	MILAN	ITALY	74.09		74.09	74.09		74.09	UNICREDIT BANCA D'IMPRESA SPA	(b)
JANA KAZIMIERZA DEVELOPMENT	WARSAW	POLAND	100.00		100.00	100.00		100.00	BPH REAL ESTATE SA	(a)
JAUSERN-LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
JOINT STOCK COMMERCIAL BANK HVB BANK UKRAINE	KIEW	UKRAINE	100.00		100.00	100.00		100.00	BANK PEKAO SA	(a)
JSC ATF BANK	ALMATY	KAZAKHSTAN	92.88		92.88	97.04		97.04	BANK AUSTRIA CREDITANSTALT AG	(a)
JUNIORS' PLAYTIME SRL IN LIQUIDATION	PIANORO (BO)	ITALY	23.91		23.91	23.91		23.91	UNICREDIT BANCA D'IMPRESA SPA	(b)
KADMOS IMMOBILIEN LEASING GMBH	WIEN	AUSTRIA	99.80		99.80	99.80		99.80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
KAMILLE SENIORENRESIDENZ IMMOBILIEN G.M.B.H. & CO. KEG	WIEN	AUSTRIA	99.80		-	100.00		100.00	BA-CA ADAGIO LEASING GMBH	(a)
					99.80			-	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
KAPITAL-BETEILIGUNGS AKTIENGESELLSCHAFT	WIEN	AUSTRIA	20.00		20.00	20.00		20.00	BANK AUSTRIA CREDITANSTALT AG	(a)
KELLER CROSSING L.P.	ATLANTA	U.S.A.	100.00		100.00	100.00		100.00	US PROPERTY INVESTMENTS INC.	(a)
KHR PROJEKTENTWICKLUNGSGESELLSCHAFT MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
KHR PROJEKTENTWICKLUNGSGESELLSCHAFT MBH & CO. OBJEKT BORNITZSTRASSE I KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)

Statement of significant equity investments pursuant to art. 125 of Consob Regulation n. 11971 dated 14 May 1999 (Continued)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
KHR PROJEKTENTWICKLUNGSGESELLSCHAFT MBH & CO. OBJEKT BORNITZSTRASSE II KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
KHR PROJEKTENTWICKLUNGSGESELLSCHAFT MBH & CO. OBJEKT BORNITZSTRASSE III KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
KHR PROJEKTENTWICKLUNGSGESELLSCHAFT MBH & CO. OBJEKT BORNITZSTRASSE KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
KI (7) LIMITED IN LIQUIDATION	LONDON	UNITED KINGDOM	100.00		100.00	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
KLEA ZS-IMMOBILIENVERMIETUNG G.M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
KLEA ZS-LIEGENSCHAFTSVERMIETUNG G.M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
KOC FINANSAL HIZMETLER AS	ISTANBUL	TURCHIA	50.00		50.00	50.00		50.00	BANK AUSTRIA CREDITANSTALT AG	(a)
KOHLER & KRENZER FASHION AG	EHRENBERG	GERMANY	50.00		50.00	50.00		50.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
KOMPETENZZENTRUM SPORT, GESUNDHEIT & TECHNOLOGIE GMBH	GARMISCH-PARTENKIRCHEN	GERMANY	10.53		10.53	10.53		10.53	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
KRAJOWA IZBA ROZLICZENIOWA SA	WARSAW	POLAND	34.44		34.44	34.44		34.44	BANK PEKAO SA	(a)
KREDITGARANTIEGEMEINSCHAFT DES BAYERISCHEN HANDWERKS GMBH	MUNICH	GERMANY	12.00		12.00	12.00		12.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
KREDITGARANTIEGEMEINSCHAFT DES HOTEL- UND GASTSTATTENGEWERBES IN BAYERN GMBH	MUNICH	GERMANY	12.00		12.00	12.00		12.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
KSG KARTEN-VERRECHNUNGS- UND SERVICEGESELLSCHAFT M.B.H.	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	CARD COMPLETE SERVICE BANK AG	(a)
KUNSTFORUM HANDELSGESELLSCHAFT M.B.H.	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	ERZET-VERMOGENSVERWALTUNGSGESELLSCHAFT M.B.H.	(a)
KUNSTHAUS LEASING GMBH	WIEN	AUSTRIA	100.00		95.00	100.00		95.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
					5.00			5.00	KUTRA GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	(a)
KUTRA GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	(a)
KYNESTE SPA	ROME	ITALY	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
LA GRANDE CUCINA SPA	ROME	ITALY	11.03		11.03	11.03		11.03	CAPITALIA MERCHANT SPA	(a)
LADIS GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB IMMOBILIEN AG	(a)
LADON VERWALTUNGSGESELLSCHAFT MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
LAGERMAX LEASING GMBH	WIEN	AUSTRIA	99.80		99.80	99.80		99.80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
LAGEV IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
LAIMBERG 81. VV AG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
LANDOS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
LARGO LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		1.00	100.00		1.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
					98.80			99.00	VAPE COMMUNA LEASINGGESELLSCHAFT M.B.H.	(a)
LASER SRL IN LIQUIDATION	MILAN	ITALY	22.00		22.00	22.00		22.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
LASSALLESTRASSE BAU-, PLANUNGS-, ERRICHTUNGS- UND VERWERTUNGSGESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.00		99.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
LB FONDS BERATUNGSGESELLSCHAFT M.B.H.	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	TREUCONSULT BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
LB HOLDING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	LB FONDS BERATUNGSGESELLSCHAFT M.B.H.	(a)
LBL DREI GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	6.80		6.80	6.80		6.80	BANK AUSTRIA CREDITANSTALT MOBILIEN LEASING GMBH	(a)
LEASFINANZ BANK GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	BACA LEASING UND BETEILGUNGSMANAGEMENT GMBH (EX CALG 434 GRUNDSTUCKVER	(a)
LEASFINANZ GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	LF BETEILIGUNGEN GMBH	(a)
LEASING 431 GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	17.20		17.20	20.40		20.40	CALG IMMOBILIEN LEASING GMBH	(a)
LEASING 439 GMBH	WIEN	AUSTRIA	50.00		50.00	50.00		50.00	CALG IMMOBILIEN LEASING GMBH	(a)
LEGATO LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		25.00	100.00		25.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
					74.80			75.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
LELEV IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)
LENG LOI LIMITED	HONGKONG	CHINA	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
LF BETEILIGUNGEN GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	BACA LEASING UND BETEILGUNGSMANAGEMENT GMBH (EX CALG 434 GRUNDSTUCKVER	(a)
LFL LUFTFAHRZEUG LEASING GMBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	HVB LEASING GMBH	(a)
LIBA GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	50.00		1.00	50.00		1.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
					49.00			49.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
LIFE BRITANNIA GP LIMITED	UXBRIDGE/ MIDDLESEX	UNITED KINGDOM	100.00		100.00	100.00		100.00	LIFE BRITANNIA MANAGEMENT GMBH (EX MLI MUNCHENER LEASING & INVESTITION ELFTE GMBH)	(a)
LIFE BRITANNIA MANAGEMENT GMBH (EX MLI MUNCHENER LEASING & INVESTITION ELFTE GMBH)	GRUNWALD	GERMANY	100.00		100.00	100.00		100.00	HVB FONDSFINANCE GMBH	(a)
LIFE MANAGEMENT DRITTE GMBH	GRUNWALD	GERMANY	100.00		100.00	100.00		100.00	HVB FONDSFINANCE GMBH	(a)
LIFE MANAGEMENT ZWEITE GMBH	GRUNWALD	GERMANY	100.00		100.00	100.00		100.00	HVB FONDSFINANCE GMBH	(a)
LIFE MANGAGEMENT ERSTE GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB FONDSFINANCE GMBH	(a)
LIFE SCIENCE I BETEILIGUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB LIFE SCIENCE GMBH & CO. BETEILIGUNGS-KG	(a)
LIFE VERWALTUNGS DRITTE GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB FONDSFINANCE GMBH	(a)
LIFE VERWALTUNGS ERSTE GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB FONDSFINANCE GMBH	(a)
LIFE VERWALTUNGS ZWEITE GMBH	GRUNWALD	GERMANY	100.00		100.00	100.00		100.00	HVB FONDSFINANCE GMBH	(a)
LIMA SPA IN LIQUIDATION	BRESCIA	ITALY	15.00		15.00	15.00		15.00	BIPOP CARIRE SPA	(a)

Statement of significant equity investments pursuant to art. 125 of Consob Regulation n. 11971 dated 14 May 1999 (Continued)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
LIMITED LIABILITY COMPANY B.A. REAL ESTATE	MOSCOW	RUSSIA	100.00		100.00	100.00		100.00	ZAO UNICREDIT BANK	(a)
LINO HOTEL-LEASING GMBH	WIEN	AUSTRIA	99.80		99.80	99.80		99.80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
LION/ASR EQUITY PARTNERS L.P.	GEORGE TOWN	CAYMAN ISLANDS	17.02		17.02	-		-	HVB CAPITAL PARTNERS AG	(a)
LIPARK LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		25.00	100.00		25.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
					74.80			75.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
LIVA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	MID GARAGEN GMBH	(a)
LNC (SPV-AMC) CORP	TAGUIG MANILA	PHILIPPINES	40.00		40.00	40.00		40.00	CAMERON GRANVILLE ASSET MANAGEMENT (SPV-AMC) , INC	(a)
LNC INVESTMENT HOLDING INC	MAKATI CITY	PHILIPPINES	40.00		40.00	40.00		40.00	CAMERON GRANVILLE ASSET MANAGEMENT (SPV-AMC) , INC	(a)
LNC3 ASSET MANAGEMENT INC.	TAGUIG MANILA	PHILIPPINES	40.00		40.00	40.00		40.00	CAMERON GRANVILLE ASSET MANAGEMENT (SPV-AMC) , INC	(a)
LOCAT LEASING CROATIA DOO	ZAGREB	CROATIA	100.00		100.00	100.00		100.00	LOCAT SPA	(a)
LOCAT SPA	BOLOGNA	ITALY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
LORIT IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	25.00		25.00	25.00		25.00	CALG IMMOBILIEN LEASING GMBH	(a)
M. A. V. 7., BANK AUSTRIA LEASING BAUTRAGER GMBH & CO.OHG.	WIEN	AUSTRIA	98.04		98.04	100.00		100.00	BANK AUSTRIA CREDITANSTALT MOBILIEN LEASING GMBH	(a)
M.A.I.L. ALPHA REAL ESTATE MANAGEMENT S.R.O.	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B. H. & CO. MCL THETA K	WIEN	AUSTRIA	-		-	100.00		100.00	REAL INVEST PROPERTY GMBH	(a)
M.A.I.L. CEE PROPERTY INVEST GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	(a)
M.A.I.L. ETA REAL ESTATE MANAGEMENT S.R.O. .	PRAGUE KARLINO	CZECH REPUBLIC	100.00		100.00	100.00		100.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	100.00		99.95	100.00		99.95	BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	(a)
					0.05			0.05	TELEDATA CONSULTING UND SYSTEMMANAGEMENT GESELLSCHAFT M.B.H.	(a)
M.A.I.L. GAMMA REAL ESTATE MANAGEMENT S.R.O.	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
M.A.I.L. IMMOBILIEN GESELLSCHAFT M.B.H. & CO. KG	WIEN	AUSTRIA	50.00		50.00	100.00		-	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
					-			100.00	REAL INVEST IMMOBILIEN GMBH	(a)
M.A.I.L. PRIVATE EQUITY GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	(a)
M.A.I.L. PRIVATE EQUITY GMBH & CO SEKUNDA KEG	WIEN	AUSTRIA	-		-	100.00		100.00	M.A.I.L. PRIVATE EQUITY GMBH	(a)
M.A.I.L. PRIVATE EQUITY GMBH & CO. PRIMERA KEG	WIEN	AUSTRIA	-		-	100.00		100.00	M.A.I.L. PRIVATE EQUITY GMBH	(a)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
M.A.I.L. PROPERTY INVEST GMBH & CO. DELTA KEG	WIEN	AUSTRIA	-		-	100.00		100.00	REAL INVEST PROPERTY GMBH	(a)
M.A.I.L. REAL ESTATE MANAGEMENT JOTA BRATISLAVA S.R.O.	BRATISLAVA	SLOVAKIA	100.00		100.00	100.00		100.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
M.A.I.L. ZETA REAL ESTATE MANAGEMENT S.R.O.	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
MALGARA FINANZIARIA SRL	TREVISO	ITALY	49.00		49.00	49.00		49.00	BANCA DI ROMA SPA (ora UNICREDIT BANCA DI ROMA SPA)	(a)
MARIENPLATZ GROSSGARAGE GMBH	MUNICH	GERMANY	66.67		66.67	66.67		66.67	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
MARINA CITY ENTWICKLUNGS AG	WIEN	AUSTRIA	25.00		25.00	25.00		25.00	CABET-HOLDING-AKTIENGESELLSCHAFT	(a)
MARKETING ZAGREBACKE BANKE DOO	ZAGREB	CROATIA	100.00		100.00	100.00		100.00	ZAGREBACKA BANKA DD	(a)
MARTIANEZ COMERCIAL, SOCIEDAD ANONIMA	PUERTO DE LA CRUZ	SPAIN	99.96		99.96	100.00		100.00	BACA PEGASUS LEASING GMBH (EX. CALG GRUNDSTUCK- VERWALTUNG GRUNDUNG 1982 GMBH)	(a)
MARZOLI SPA	PALAZZOLO SULL'OGLIO (BRESCIA)	ITALY	15.00		15.00	15.00		15.00	CAPITALIA MERCHANT SPA	(a)
MATHER MA LEASING GMBH & CO OHG	WIEN	AUSTRIA	-		-	100.00		100.00	M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	(a)
MBC IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
MC MARKETING GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
MC RETAIL GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	MC MARKETING GMBH	(a)
MCC - MEDIOCREDITO CENTRALE SPA	ROME	ITALY	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
MCC - SOFIPA INTERNATIONAL S.A. EN LIQUIDATION	BRUXELLES	BELGIO	100.00		100.00	100.00		100.00	ASPRA FINANCE SPA	(a)
MCM HOLDING SPA	NAPOLI	ITALY	100.00		100.00	100.00		100.00	BANCA DI ROMA SPA (ora UNICREDIT BANCA DI ROMA SPA)	(b)
MCM MANIFATTURE COTONIERE MERIDIONALI SPA	SALERNO	ITALY	91.47		91.47	91.47		91.47	BANCA DI ROMA SPA (ora UNICREDIT BANCA DI ROMA SPA)	(b)
MEDIA DRUCK GMBH	TULLN	AUSTRIA	20.00		20.00	20.00		20.00	MEZZANIN FINANZIERUNGS AG	(a)
MEDIOINVEST SRL	PERUGIA	ITALY	100.00		100.00	100.00		100.00	UNICREDIT BANCA D IMPRESA SPA	(a)
MEDIOTRADE SPA IN LIQUIDATION	ROME	ITALY	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
MEGADYNE INTERMEDIA SRL	MATHI (TO)	ITALY	70.00		70.00	70.00		70.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
MEGAPARK INVEST GMBH	WIEN	AUSTRIA	40.00		40.00	40.00		40.00	PROMETHEUS IMMOBILIENERRICHTUNGS-UND-BETEILIGUNGS GMBH	(a)
MENUETT GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
MERCATOR INDUSTRIE- UND BURO-CENTER GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	TERRENO GRUNDSTUCKSVERWALTUNG GMBH & CO. ENTWICKLUNGS- UND FINANZIERUNGSVERMITTLUNGS-KG	(a)
MERCATOR INDUSTRIE- UND BURO-CENTER GMBH & CO. VERWALTUNGS KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	TERRENO GRUNDSTUCKSVERWALTUNG GMBH & CO. ENTWICKLUNGS- UND FINANZIERUNGSVERMITTLUNGS-KG	(a)
MERIAN GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		6.00	100.00		6.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
					94.00			94.00	HVB IMMOBILIEN AG	(a)
MERKURHOF GRUNDSTUCKSGESELLSCHAFT MIT BESCHRANKTER HAFTUNG	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	(a)

Statement of significant equity investments pursuant to art. 125 of Consob Regulation n. 11971 dated 14 May 1999 (Continued)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
METIS SPA	MILAN	ITALY	17.47	17.47		17.47	17.47		UNICREDIT SPA	(a)
METROPOLIS SP. ZO.O.	WARSAW	POLAND	100.00		100.00	100.00		100.00	BPH REAL ESTATE SA	(a)
MEZZANIN FINANZIERUNGS AG	WIEN	AUSTRIA	56.67		56.67	56.67		56.67	BANK AUSTRIA CREDITANSTALT AG	(a)
MFG FLUGHAFEN-GRUNDSTUCKSVER WALTUNGSGESELLSCHAFT MBH & CO BETA KG	GRUNWALD	GERMANY	10.56		10.56	10.56		10.56	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
MFT MULTIFUNKTIONALE TRAININGSGERATE GMBH	GUNTRAMSDORF	AUSTRIA	52.49		52.49	52.49		52.49	EK MITTELSTANDSFINANZIERUNGS AG	(a)
MID GARAGEN GMBH	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	EUROLEASE RAMSES IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	(a)
MIDA FOR INVESTMENT AND CONSTRUCTION S.R.L.	ROME	ITALY	84.00		84.00	84.00		84.00	BANCA DI ROMA SPA (ora UNICREDIT BANCA DI ROMA SPA)	(b)
MIDA SPA	ARZANO	ITALY	100.00		100.00	100.00		100.00	BANCA DI ROMA SPA (ora UNICREDIT BANCA DI ROMA SPA)	(b)
MIK BETA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
MIK INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
MILANO EST SPA	MILAN	ITALY	34.63	34.63		34.63	34.63		UNICREDIT SPA	(a)
MILARIS S.A. EN LIQUIDATION	PARIS	FRANCE	100.00		100.00	100.00		100.00	SOFIGERE SOCIETE PAR ACTIONS SIMPLIFIEE	(a)
MILLETERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB IMMOBILIEN AG	(a)
MITTELSTANDISCHE BETEILIGUNGSGESELLSCHAFT BERLIN-BRANDENBURG GMBH	SCHWERIN	GERMANY	11.56		11.56	11.56		11.56	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
MITTELSTANDISCHE BETEILIGUNGSGESELLSCHAFT MECKLENBURG-VORPOMMERN MBH	SCHWERIN	GERMANY	15.40		15.40	15.40		15.40	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
MITTELSTANDISCHE BETEILIGUNGSGESELLSCHAFT SACHSEN MBH	DRESDEN	GERMANY	11.84		11.84	11.84		11.84	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
MITTELSTANDISCHE BETEILIGUNGSGESELLSCHAFT SACHSEN-ANHALT MIT BESCHRANKTER HAFTUNG	MAGDEBURGO	GERMANY	12.70		12.70	12.70		12.70	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
MITTELSTANDISCHE BETEILIGUNGSGESELLSCHAFT THURINGEN MBH	ERFURT	GERMANY	13.38		13.38	13.38		13.38	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
MIZUHO CORPORATE BANK - BA INVESTMENT - CONSULTINGGMBH	WIEN	AUSTRIA	50.00		50.00	50.00		50.00	BANK AUSTRIA CREDITANSTALT AG	(a)
MM OMEGA PROJEKTENTWICKLUNGS GMBH	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	MID GARAGEN GMBH	(a)
MOBILITY CONCEPT GMBH	UNTERHACHING MUNICH	GERMANY	60.00		60.00	60.00		60.00	HVB LEASING GMBH	(a)
MOC VERWALTUNGS GMBH	MUNICH	GERMANY	23.00		23.00	23.00		23.00	HVB PROJEKT GMBH	(a)
MOC VERWALTUNGS GMBH & CO. IMMOBILIEN KG	MUNICH	GERMANY	23.00		23.00	23.00		23.00	HVB PROJEKT GMBH	(a)
MOGRA LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		25.00	100.00		25.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
					74.80			75.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
MOLL HOLDING GESELLSCHAFT MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	EK MITTELSTANDSFINANZIERUNGS AG	(a)
MONDUZZI EDITORE SPA	BOLOGNA	ITALY	100.00		100.00	100.00		100.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
MONTE LUCENTE IMMOBILIARE SRL	CASALNUOVO DI NAPOLI	ITALY	30.00		30.00	30.00		30.00	BANCA DI ROMA SPA (ora UNICREDIT BANCA DI ROMA SPA)	(b)
MONTREAL NEKRETNINE D.O.O.	ZAGREB	CROATIA	100.00		100.00	100.00		100.00	HYPO-BA LEASING SUD GMBH	(a)
MOTEL LE QUERCE SRL	PERUGIA	ITALY	32.50		32.50	32.50		32.50	UNICREDIT BANCA D'IMPRESA SPA	(b)
MOTION PICTURE MARKETS GMBH & CO KG	GRUNWALD	GERMANY	50.00		50.00	50.00		50.00	BIL BETEILIGUNGSTREUHAND GMBH	(a)
MOTION PICTURE MARKETS HOLDING GMBH	GRUNWALD	GERMANY	33.33		33.33	33.33		33.33	MOVIE MARKET BETEILIGUNGS GMBH	(a)
MOTION PICTURE PRODUCTION GMBH	GRUNWALD	GERMANY	51.20		51.20	51.20		51.20	HVB FONDSFINANCE GMBH	(a)
MOVIE MARKET BETEILIGUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB FONDSFINANCE GMBH	(a)
MOVIE MARKET DRITTE PRODUKTIONS GMBH I.L.	GRUNWALD	GERMANY	100.00		100.00	100.00		100.00	HVB FONDSFINANCE GMBH	(a)
MOVIE MARKET ERSTE PRODUKTIONS GMBH I. L.	GRUNWALD	GERMANY	100.00		100.00	100.00		100.00	HVB FONDSFINANCE GMBH	(a)
MOVIE MARKET ZWEITE PRODUKTIONS GMBH I. L.	GRUNWALD	GERMANY	100.00		100.00	100.00		100.00	HVB FONDSFINANCE GMBH	(a)
MOZFUND (PROPRIETARY) LIMITED	SANDTON	REPUBBLICA DEL SUDAFRICA	40.00		40.00	12.50		12.50	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
MTS-CETO SA	WARSAW	POLAND	11.29		8.40	11.29		8.40	BANK PEKAO SA	(a)
					2.89			2.89	CDM CENTRALNY DOM MAKLERSKI PEKAO SA	(a)
MUHOGA MUNCHNER HOCHGARAGEN GESELLSCHAFT MIT BESCHRANKTER HAFTUNG	MUNICH	GERMANY	25.00		25.00	25.00		25.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
MUTNEGRA BETEILIGUNGS- UND VERWALTUNGS-GMBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	(a)
MY BETEILIGUNGS GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
MY DREI HANDELS GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
MY FUNF HANDELS GMBH	WIEN	AUSTRIA	50.00		50.00	50.00		50.00	BANK AUSTRIA CREDITANSTALT AG	(a)
N665UA OFFSHORE GP, LLC	GEORGE TOWN	CAYMAN ISLANDS	33.33		33.33	33.33		33.33	BD INDUSTRIE-BETEILIGUNGSGESELLSCHAFT MBH	(a)
N665UA OFFSHORE OP, L.P.	GEORGE TOWN	CAYMAN ISLANDS	33.20		33.20	-		-	BD INDUSTRIE-BETEILIGUNGSGESELLSCHAFT MBH	(a)
NADINION OBJEKT HUESTRASSE GMBH & CO. KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
NADINION VERWALTUNGSGESELLSCHAFT MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
NAGE LOKALVERMIETUNGSGESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	MID GARAGEN GMBH	(a)
NAKUPNI PARK KRETA S.R.O.	PRAGUE	CZECH REPUBLIC	19.09		19.09	19.09		19.09	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
NATA IMMOBILIEN-LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	57.50		6.00	57.50		6.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
					51.50			51.50	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
NET INSURANCE SPA	ROME	ITALY	13.04		13.04	13.04		13.04	FINECOBANK SPA	(a)

Statement of significant equity investments pursuant to art. 125 of Consob Regulation n. 11971 dated 14 May 1999 (Continued)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
NEUBAU AUGASSE 9 ERRICHTUNGS- UND VERMIETUNGSGESELLSCHAFT M.B.H.	WIEN	AUSTRIA	50.00		50.00	50.00		50.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
NO. HYPO LEASING ASTRICTA GRUNDSTUCKVERMIETUNGS GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	95.00		95.00	95.00		95.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
NOMISMA - SOCIETA' DI STUDI ECONOMICI SPA	BOLOGNA	ITALY	13.10		8.70	13.10		8.70	CAPITALIA MERCHANT SPA	(a)
				4.40			4.40		UNICREDIT SPA	(a)
NORD AUTO PIMAZZONI SPA IN LIQUIDATION	VERONA	ITALY	50.00		50.00	50.00		50.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
NORDINVEST NORDDEUTSCHE INVESTMENT-GESELLSCHAFT MBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
NOTARTREUHANDBANK AG	WIEN	AUSTRIA	25.00		25.00	25.00		25.00	BANK AUSTRIA CREDITANSTALT AG	(a)
NOVA BANJALUCKA BANKA AD	BANJA LUKA	BOSNIA AND HERZEGOVINA	90.93		90.93	90.93		90.93	BANK AUSTRIA CREDITANSTALT AG	(a)
NUOVA GELA SVILUPPO S.C.P.A.	GELA (CALTANISETTA)	ITALY	14.00		14.00	14.00		14.00	IRFIS - MEDIOCREDITO DELLA SICILIA SPA	(a)
NUOVA TEATRO ELISEO SPA	ROME	ITALY	41.02	41.02		41.02	41.02		UNICREDIT SPA	(a)
NXP CO-INVESTMENT PARTNERS VIII L.P.	LONDON	UNITED KINGDOM	85.00		85.00	85.00		85.00	HVB CAPITAL PARTNERS AG	(a)
OAK RIDGE INVESTMENT LLC	WILMINGTON	U.S.A.	49.00		49.00	49.00		49.00	PIONEER INSTITUTIONAL ASSET MANAGEMENT INC	(a)
OBERBANK AG	LINZ	AUSTRIA	33.44		4.20	34.38		1.48	BANK AUSTRIA CREDITANSTALT AG	(a)
					29.24			32.90	CABO BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
OBERBANK KB LEASING GESELLSCHAFT M.B.H.	LINZ	AUSTRIA	24.00		24.00	24.00		24.00	COBB BETEILIGUNGEN UND LEASING GMBH	(a)
OBEROSTERREICHISCHE UNTERNEHMENSBETEILIGUNGSGESELLSCHAFT M.B.H.	LINZ	AUSTRIA	10.93		10.93	10.93		10.93	BANK AUSTRIA CREDITANSTALT AG	(a)
OBJEKT SECUNDA V.O.S.	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	REAL INVEST PROPERTY GMBH & CO ETA KEG	(a)
OBJEKT TERTIA V.O.S.	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	REAL INVEST PROPERTY GMBH & CO ZETA KEG	(a)
OBJEKT-LEASE GRUNDSTUCKSVERWALTUNGSGESELLSCHAFT M.B.H.	WIEN	AUSTRIA	50.00		0.77	50.00		0.77	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
					49.23			49.23	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
OCT Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	MID GARAGEN GMBH	(a)
OESTERREICHISCHE KONTROLLBANK AKTIENGESELLSCHAFT	WIEN	AUSTRIA	49.15		16.14	49.15		16.14	BANK AUSTRIA CREDITANSTALT AG	(a)
					24.75			24.75	CABET-HOLDING-AKTIENGESELLSCHAFT	(a)
					8.26			8.26	SCHOELLERBANK AKTIENGESELLSCHAFT	(a)
OR SPA	PALERMO	ITALY	51.18		51.18	51.18		51.18	BANCO DI SICILIA SPA	(b)
OLG HANDELS- UND BETEILIGUNGSVERWALTUNGSGESELLSCHAFT M.B.H.	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
OLG INDUSTRIEGUTER LEASING GMBH & CO. KG.	WIEN	AUSTRIA	85.71		85.71	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
OLOS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
OLOS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. GRUNDSTUCKSENTWICKLUNGS KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
OLOS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. VERMIETUNGS KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
OLYMPUS § HCS S.A. (IN LIQUIDATION)	MANGALIA-COSTANZA	ROMANIA	20.00		20.00	20.00		20.00	UNICREDIT TIRIAC BANK S.A.	(a)
OMNIA GRUNDSTUCKS-GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB IMMOBILIEN AG	(a)
OMNIA GRUNDSTUCKS-GMBH & CO. BETRIEBS KG	MUNICH	GERMANY	100.00		6.00	100.00		6.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
					94.00			94.00	HVB IMMOBILIEN AG	(a)
OMNIA GRUNDSTUCKS-GMBH & CO. OBJEKT EGGENFELDENER STRASSE KG	MUNICH	GERMANY	100.00		6.00	100.00		6.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
					94.00			94.00	HVB IMMOBILIEN AG	(a)
OMNIA GRUNDSTUCKS-GMBH & CO. OBJEKT HAIDENAUPLATZ KG	MUNICH	GERMANY	100.00		6.00	100.00		6.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
					94.00			94.00	HVB IMMOBILIEN AG	(a)
OMNIA GRUNDSTUCKS-GMBH & CO. OBJEKT OSTRAGEHEGE KG	MUNICH	GERMANY	100.00		6.00	100.00		6.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
					94.00			94.00	HVB IMMOBILIEN AG	(a)
OMNIA GRUNDSTUCKS-GMBH & CO. OBJEKTE SYLT KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB IMMOBILIEN AG	(a)
OOO ATONLINE	MOSCOW	RUSSIA	99.50		99.50	99.50		99.50	UNICREDIT ATON INTERNATIONAL LIMITED	(a)
OOO IMB LEASING COMPANY	MOSCOW	RUSSIA	100.00		100.00	100.00		100.00	ZAO UNICREDIT BANK	(a)
OPEN SAVING PENSIOON FUND OTAN JSC	ALMATY CITY	KAZAKHSTAN	83.08		83.08	83.08		83.08	JSC ATF BANK	(a)
ORBIT ASSET MANAGEMENT LIMITED	HAMILTOM	BERMUDA	50.00		50.00	50.00		50.00	PIONEER ALTERNATIVE INVESTMENT MANAGEMENT (BERMUDA) LIMITED	(a)
ORESTOS IMMOBILIEN-VERWALTUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
OSCA GRUNDSTUCKSVERWALTUNGSGESELLSCHAFT MBH & CO. KG	GRUNWALD	GERMANY	18.00		18.00	18.00		18.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
OSTERREICHISCHE HOTEL- UND TOURISMUSBANK GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	50.00		50.00	50.00		50.00	BANK AUSTRIA CREDITANSTALT AG	(a)
OSTERREICHISCHE WERTPAPIERDATEN SERVICE GMBH	WIEN	AUSTRIA	29.40		29.40	29.40		29.40	BANK AUSTRIA CREDITANSTALT AG	(a)
OTHMARSCHEN PARK HAMBURG GMBH & CO. CENTERPARK KG	MUNICH	GERMANY	100.00		10.00	100.00		10.00	HVB PROJEKT GMBH	(a)
					30.00			30.00	T & P FRANKFURT DEVELOPMENT B.V.	(a)
					60.00			60.00	T & P VASTGOED STUTTGART B.V.	(a)
OTHMARSCHEN PARK HAMBURG GMBH & CO. GEWERBEPARK KG	MUNICH	GERMANY	100.00		10.00	100.00		10.00	HVB PROJEKT GMBH	(a)
					30.00			30.00	T & P FRANKFURT DEVELOPMENT B.V.	(a)
					60.00			60.00	T & P VASTGOED STUTTGART B.V.	(a)
OTHMARSCHEN PARK HAMBURG WOHN- UND GEWERBEPARK GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
P.B. SRL IN LIQUIDATION	MILAN	ITALY	10.72		3.96	10.72		3.96	BANCA DI ROMA SPA (ora UNICREDIT BANCA DI ROMA SPA)	(a)
					6.76			6.76	UNICREDIT BANCA D IMPRESA SPA	(a)
P25 LIMITED PARTNERSHIP INCORPORATE	ST PETER SPORT	UNITED KINGDOM	14.54		14.54	-		-	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
PALAIS ROTHSCHILD VERMIETUNGS GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	SCHOELLERBANK AKTIENGESELLSCHAFT	(a)
PALAIS ROTHSCHILD VERMIETUNGS GMBH & CO OEG	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	SCHOELLERBANK AKTIENGESELLSCHAFT	(a)

Statement of significant equity investments pursuant to art. 125 of Consob Regulation n. 11971 dated 14 May 1999 (Continued)

			% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS				
NAME	MAIN OFFICE		TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
PALATIN GRUNDSTUCKVERWALTUNGS GESELLSCHAFT M.B.H.	STOCKERAU	AUSTRIA	50.00		50.00	50.00		50.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
PANEM ITALIA SPA	MUGGIO' (MI)	ITALY	80.90		80.90	80.90		80.90	UNICREDIT BANCA D'IMPRESA SPA	(b)
PANHANS MASCHINENBAU GMBH	MICHELDORF	AUSTRIA	49.00		49.00	49.00		49.00	EK MITTELSTANDSFINANZIERUNGS AG	(a)
PARMACOTTO SPA	PARMA	ITALY	51.00		51.00	51.00		51.00	BANCA DI ROMA SPA (ora UNICREDIT BANCA DI ROMA SPA)	(b)
PAR-TEC SPA	MILAN	ITALY	15.00		15.00	15.00		15.00	CAPITALIA MERCHANT SPA	(a)
PARUS GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		6.00	100.00		6.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
					94.00			94.00	HVB IMMOBILIEN AG	(a)
PARZHOF-ERRICHTUNGS- UND VERWERTUNGSGESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		0.20	100.00		0.20	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
					99.60			99.80	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
PASC SRL IN FALLIMENTO	ROME	ITALY	100.00		100.00	100.00		100.00	UNICREDITO GESTIONE CREDITI SPA - BANCA PER LA GESTIONE DEI CREDITI	(b)
PAYLIFE BANK GMBH	WIEN	AUSTRIA	23.86		13.58	23.86		13.58	BANK AUSTRIA CREDITANSTALT AG	(a)
					5.78			5.78	EUROVENTURES-AUSTRIA-CA-MANAGEMENT GESMBH	(a)
					4.50			4.50	SCHOELLERBANK AKTIENGESELLSCHAFT	(a)
PAYTRIA UNTERNEHMENSBETEILIGUNGEN GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
PAZONYI'98 INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
PBK PROPERTY SP. Z.O.O. IN LIQUIDATION	WARSAW	POLAND	100.00		100.00	100.00		100.00	BANK PEKAO SA	(a)
PEGASUS BAUTRAGER GMBH	MUNICH	GERMANY	100.00		6.15	100.00		6.15	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
					93.85			93.85	HVB IMMOBILIEN AG	(a)
PEGASUS PROJECT STADTHAUS HALLE GMBH	MUNICH	GERMANY	100.00		6.15	100.00		6.15	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
					93.85			93.85	HVB IMMOBILIEN AG	(a)
PEKAO FAKTORING SP. ZOO	LUBLIN	POLAND	100.00		100.00	100.00		100.00	BANK PEKAO SA	(a)
PEKAO FINANCIAL SERVICES SP. ZOO	WARSAW	POLAND	100.00		100.00	100.00		100.00	BANK PEKAO SA	(a)
PEKAO FUNDUSZ KAPITALOWY SP. ZOO	WARSAW	POLAND	100.00		100.00	100.00		100.00	BANK PEKAO SA	(a)
PEKAO IMMOBILIER SARL	PARIS	FRANCE	100.00		100.00	100.00		100.00	BANK PEKAO SA	(a)
PEKAO LEASING SP ZO.O.	WARSAW	POLAND	100.00		100.00	100.00		100.00	BANK PEKAO SA	(a)
PEKAO PIONEER P.T.E. SA	WARSAW	POLAND	100.00		65.00	100.00		65.00	BANK PEKAO SA	(a)
					35.00			35.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PELOPS LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	EUROLEASE RAMSES IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	(a)
PERSEUS MANAGEMENT LIMITED	ST. HELIER	JERSEY	100.00		100.00	100.00		100.00	HVB INVESTMENTS (UK) LIMITED	(a)
PERTERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		6.15	100.00		6.15	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
					93.85			93.85	HVB IMMOBILIEN AG	(a)
PESTSZENTIMREI SZAKORVOSI RENDELO KFT.	BUDAPEST	HUNGARY	100.00		30.00	100.00		30.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
					70.00			70.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
PHG POS - HANDELSGESELLSCHAFT M.B.H.	WIEN	AUSTRIA	33.33		33.33	33.33		33.33	CARD COMPLETE SERVICE BANK AG	(a)
PIANA LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
PIONEER ALTERNATIVE INVESTMENT MANAGEMENT (BERMUDA) LIMITED	HAMILTON	BERMUDA	100.00		100.00	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER ALTERNATIVE INVESTMENT MANAGEMENT LTD	DUBLIN	IRELAND	100.00		100.00	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER ALTERNATIVE INVESTMENT MANAGEMENT SGR PA	MILAN	ITALY	100.00		100.00	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER ALTERNATIVE INVESTMENTS (ISRAEL) LTD	TEL AVIV	ISRAEL	100.00		100.00	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER ALTERNATIVE INVESTMENTS (NEW YORK) LTD	DOVER	U.S.A.	100.00		100.00	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER ALTERNATIVE INVESTMENTS UK LIMITED IN LIQUIDATION	LONDON	UNITED KINGDOM	100.00		100.00	100.00		100.00	KI (7) LIMITED IN LIQUIDATION	(a)
PIONEER ASSET MANAGEMENT AS	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER ASSET MANAGEMENT S.A.I. S.A.	BUCHAREST	ROMANIA	99.98		96.01	99.98		96.01	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
					3.97			3.97	UNICREDIT TIRIAC BANK S.A.	(a)
PIONEER ASSET MANAGEMENT SA	LUXEMBOURG	LUXEMBOURG	100.00		100.00	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER CZECH FINANCIAL COMPANY SRO	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER FUNDS DISTRIBUTOR INC	BOSTON	U.S.A.	100.00		100.00	100.00		100.00	PIONEER INVESTMENT MANAGEMENT INC	(a)
PIONEER GLOBAL ASSET MANAGEMENT SPA	MILAN	ITALY	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
PIONEER GLOBAL FUNDS DISTRIBUTOR LTD	HAMILTON	BERMUDA	100.00		100.00	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER GLOBAL INVESTMENTS (AUSTRALIA) PTY LIMITED	MELBOURNE	AUSTRALIA	100.00		100.00	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER GLOBAL INVESTMENTS (HK) LIMITED	HONG KONG	HONG KONG	100.00		100.00	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER GLOBAL INVESTMENTS (TAIWAN) LTD.	TAIPEI	TAIWAN	100.00		100.00	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER GLOBAL INVESTMENTS LIMITED	DUBLIN	IRELAND	100.00		100.00	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER INSTITUTIONAL ASSET MANAGEMENT INC	WILMINGTON	U.S.A.	100.00		100.00	100.00		100.00	PIONEER INVESTMENT MANAGEMENT USA INC.	(a)
PIONEER INVESTMENT COMPANY AS	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER INVESTMENT FUND MANAGEMENT LIMITED	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER INVESTMENT MANAGEMENT INC	WILMINGTON	U.S.A.	100.00		100.00	100.00		100.00	PIONEER INVESTMENT MANAGEMENT USA INC.	(a)
PIONEER INVESTMENT MANAGEMENT LIMITED	DUBLIN	IRELAND	100.00		100.00	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER INVESTMENT MANAGEMENT LLC	MOSCOW	RUSSIA	100.00		1.00	100.00		1.00	PIONEER CZECH FINANCIAL COMPANY SRO	(a)
					99.00			99.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER INVESTMENT MANAGEMENT SHAREHOLDER SERVICES INC.	BOSTON	U.S.A.	100.00		100.00	100.00		100.00	PIONEER INVESTMENT MANAGEMENT USA INC.	(a)
PIONEER INVESTMENT MANAGEMENT SOC. DI GESTIONE DEL RISPARMIO PER AZ	MILAN	ITALY	100.00		100.00	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)

Statement of significant equity investments pursuant to art. 125 of Consob Regulation n. 11971 dated 14 May 1999 (Continued)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
PIONEER INVESTMENT MANAGEMENT USA INC.	WILMINGTON	U.S.A.	100.00		100.00	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER INVESTMENTS AG	BERNA	SVIZZERA	100.00		100.00	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER INVESTMENTS AUSTRIA GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
PIONEER INVESTMENTS KAPITALANLAGEGESELLSCHAFT MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER PEKAO INVESTMENT FUND COMPANY SA (POLISH NAME: PIONEER PEKAO TFI SA)	WARSAW	POLAND	100.00		100.00	100.00		100.00	PIONEER PEKAO INVESTMENT MANAGEMENT SA	(a)
PIONEER PEKAO INVESTMENT MANAGEMENT SA	WARSAW	POLAND	100.00		49.00	100.00		49.00	BANK PEKAO SA	(a)
					51.00			51.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIRELLI PEKAO REAL ESTATE SP. Z O.O.	WARSAW	POLAND	25.00		25.00	25.00		25.00	BANK PEKAO SA	(a)
PIRELLI RE ROMANIA SA	BUCHAREST	ROMANIA	20.00		20.00	20.00		20.00	UNICREDIT TIRIAC BANK S.A.	(a)
PIRELLI REAL ESTATE BULGARIA AD	SOFIA	BULGARIA	25.00		25.00	25.00		25.00	UNICREDIT BULBANK AD	(a)
PKBL S.A. (IN LIQUIDATION)	WARSAW	POLAND	84.51		84.51	84.79		84.79	FINAL HOLDING SP.Z O.O.	(a)
PLAN TRADE GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB IMMOBILIEN AG	(a)
PLANETHOME AG	MUNICH	GERMANY	90.77		90.77	99.90		99.90	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
PLANETHOME GMBH	MANNHEIM	GERMANY	100.00		100.00	100.00		100.00	PLANETHOME AG	(a)
PLOTTOS VERWALTUNGSGESELLSCHAFT MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
PMG BAUPROJEKTMANAGEMENT GESELLSCHAFT M.B.H. & CO FINANZIERUNGS OEG	WIEN	AUSTRIA	100.00		99.90	100.00		99.90	RANA-LIEGENSCHAFTSVERWERTUNG GMBH	(a)
					0.10			0.10	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	(a)
POLIMAR 13 SPOLKA Z OGRANICZONA ODPOWIEDZIALNOSCIA	WARSAW	POLAND	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
POLIMAR 6 SPOLKA Z OGRANICZONA ODPOWIEDZIALNOSCIA	WARSAW	POLAND	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
POLISH BANKING SYSTEM SA IN LIQ	WARSAW	POLAND	48.90		48.90	48.90		48.90	BANK PEKAO SA	(a)
POLSKA PRASA LOKALNA HOLDING S.A.	MAZOVIECKIE	POLAND	23.91		23.91	23.91		23.91	BANK PEKAO SA	(a)
POMINVEST DD	SPLIT	CROATIA	88.66		88.66	88.95		88.95	ZAGREBACKA BANKA DD	(a)
PORA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
PORTIA GRUNDSTUCKS-VERWALTUNGSGESELLSCHAFT MBH & CO. OBJEKT KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
PORTIA GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT MIT BESCHRANKTER HAFTUNG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
POSATO LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		25.00	100.00		25.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
					74.80			75.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
PPD DRESSO-COLOR SP ZOO	LODZ	POLAND	10.20		10.20	10.20		10.20	BANK PEKAO SA	(a)
PPP BUDPRESS SP ZOO IN LIQ	WARSAW	POLAND	36.21		36.21	36.21		36.21	BANK PEKAO SA	(a)
PRACOWNICZE TOWARZYSTWO EMERYTALNE S.A.	WARSAW	POLAND	19.78		19.78	19.78		19.78	CDM CENTRALNY DOM MAKLERSKI PEKAO SA	(a)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
PRELUDE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		1.00	100.00		1.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
					98.80			99.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
PRIM Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	99.80		99.80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
PRIMEO FUND LIMITED	GEORGE TOWN	CAYMAN ISLANDS	-		-	100.00		100.00	PIONEER ALTERNATIVE INVESTMENT MANAGEMENT LTD	(a)
PRIMEO MULTI-STRATEGY FUND LIMITED	GRAND CAYMAN	CAYMAN ISLANDS	-		-	100.00		100.00	PIONEER ALTERNATIVE INVESTMENT MANAGEMENT LTD	(a)
PRO MAC SPA	MILAN	ITALY	10.40		5.20	10.40		5.20	UNICREDIT BANCA D IMPRESA SPA	(a)
				5.20			5.20		UNICREDIT SPA	(a)
PROFINGEST (CONSORZIO)	BOLOGNA	ITALY	12.09	12.09		12.09	12.09		UNICREDIT SPA	(a)
PROJEKTENTWICKLUNG SCHONEFELD VERWALTUNGSGESELLSCHAFT MBH	STOCCARDA	GERMANY	50.00		50.00	50.00		50.00	BANK AUSTRIA CREDITANSTALT AG	(a)
PROJEKT-GBR KRONSTADTER STRASSE MUNCHEN	MUNICH	GERMANY	75.00		75.00	75.00		75.00	HVB TECTA GMBH	(a)
PROJEKT-LEASE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		74.80	100.00		75.00	ARNO GRUNDSTUCKSVERWALTUNGS GESELLSCHAFT M.B.H.	(a)
					25.00			25.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
PROMETHEUS IMMOBILIENERRICHTUNGS-UND-BETEILIGUNGS GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	(a)
PRUNUS IMMOBILIEN- UND VERMIETUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
PRVA STAMBENA STEDIONICA DD ZAGREB	ZAGREB	CROATIA	100.00		100.00	100.00		100.00	ZAGREBACKA BANKA DD	(a)
PRZEDSIEBIORSTWO POLIGRAFICZNO WYDAWNICZE UNIPROM SA (IN FALLIMENTO)	WARSAW	POLAND	10.64		10.64	10.64		10.64	PEKAO FUNDUSZ KAPITALOWY SP. ZOO	(a)
PURGE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	50.00		50.00	50.00		50.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
QUADEC Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
QUADRANT ADVISORY MANAGEMENT SA	BUCHAREST	ROMANIA	100.00		100.00	100.00		100.00	PIONEER ASSET MANAGEMENT S.A.I. S.A.	(a)
QUADRATERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		6.15	100.00		6.15	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
					93.85			93.85	HVB IMMOBILIEN AG	(a)
QUANTA SPA	MILAN	ITALY	25.00		25.00	25.00		25.00	CAPITALIA MERCHANT SPA	(a)
QUART Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	99.80		99.80	CALG ANLAGEN LEASING GMBH	(a)
QUERCIA FUNDING SRL	VERONA	ITALY	65.00		65.00	65.00		65.00	UNICREDIT BANCA D IMPRESA SPA	(a)
QUERCIA SOFTWARE SPA	VERONA	ITALY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL INFORMATION SERVICES SPA	(a)
QUINT Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
QUINTERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		6.15	100.00		6.15	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
					93.85			93.85	HVB IMMOBILIEN AG	(a)
R.Z.W. CIMDATA AG	WEIMAR	AUSTRIA	31.48		31.48	31.48		31.48	EK MITTELSTANDSFINANZIERUNGS AG	(a)

Statement of significant equity investments pursuant to art. 125 of Consob Regulation n. 11971 dated 14 May 1999 (Continued)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
RAFFAELLO LUXEMBOURG S.C.A	LUXEMBOURG	LUXEMBOURG	15.24		15.24	-		-	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
RAILTERRA IMMOBILIENVERWALTUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
RAMIUS CAPITAL GROUP, L.L.C.	NEW YORK	U.S.A.	44.68		44.68	-		-	BA- ALPINE HOLDINGS, INC.	(a)
RAMIUS HVB PARTNERS LLC	USA	U.S.A.	50.00		50.00	50.00		50.00	HVB ALTERNATIVE ADVISORS LLC	(a)
RAMSES-IMMOBILIENHOLDING GMBH	WIEN	AUSTRIA	99.80		99.80	99.80		99.80	BANK AUSTRIA CREDITANSTALT AG	(a)
RANA-LIEGENSCHAFTSVERWERTUNG GMBH	WIEN	AUSTRIA	99.90		99.90	99.90		99.90	UNIVERSALE INTERNATIONAL REALITATEN GMBH	(a)
RANDUS BETEILIGUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
REAL ESTATE MANAGEMENT POLAND SP. Z O.O.	WARSAW	POLAND	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
REAL INVEST ASSET MANAGEMENT CZECH REPUBLIC S.R.O.	PRAGUE	CZECH REPUBLIC	100.00		90.00	100.00		90.00	BA-CA REAL INVEST ASSET MANAGEMENT GMBH	(a)
					10.00			10.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
REAL INVEST IMMOBILIEN GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
REAL INVEST PROPERTY GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	(a)
REAL INVEST PROPERTY GMBH & CO ETA KEG	WIEN	AUSTRIA	100.00		100.00	100.00		-	BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	(a)
					-			100.00	REAL INVEST PROPERTY GMBH	(a)
REAL INVEST PROPERTY GMBH & CO SPB JOTA KEG	WIEN	AUSTRIA	-		-	100.00		100.00	REAL INVEST PROPERTY GMBH	(a)
REAL INVEST PROPERTY GMBH & CO ZETA KEG	WIEN	AUSTRIA	100.00		100.00	-		-	BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	(a)
REAL INVEST PROPERTY GMBH & CO. EPSILON KEG	WIEN	AUSTRIA	100.00		100.00	100.00		-	BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	(a)
					-			100.00	REAL INVEST PROPERTY GMBH	(a)
REAL INVEST PROPERTY JOTA IMMOBILIENVERWERTUNGS GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	REAL INVEST PROPERTY GMBH	(a)
REAL INVEST VERMOGENSBERATUNG GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	(a)
REALITATEN-DEVELOPMENT GMBH	WIEN	AUSTRIA	26.67		26.67	26.67		26.67	RE-ST.MARX HOLDING GMBH	(a)
REAL-LEASE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	MID GARAGEN GMBH	(a)
REAL-RENT LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
RECHTSVERFOLGUNGSGEMEINSCHAFT FLOWTEX SCHADEN GDBR	MUNICH	GERMANY	15.19		15.19	15.19		15.19	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
REGEV REALITATENVERWERTUNGSGESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	99.80		99.80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
REGGIO EMILIA INNOVAZIONE S.C.A R.L.	REGGIO EMILIA	ITALY	18.61	18.61		18.61	18.61		UNICREDIT SPA	(a)
REIMMOBILIARE SPA	ROME	ITALY	100.00		100.00	100.00		100.00	UNICREDITO GESTIONE CREDITI SPA BANCA PER LA GESTIONE DEI CREDITI	(a)
REMBRA LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	50.00		50.00	50.00		50.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
RENAULT LEASING CZ, S.R.O.	PRAGUE	CZECH REPUBLIC	50.00		50.00	50.00		50.00	UNICREDIT LEASING CZ, A.S.	(a)
RE-ST.MARX HOLDING GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
RHOTERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		6.15	100.00		6.15	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
					93.85			93.85	HVB IMMOBILIEN AG	(a)
RIL II RAIFFEISEN IMMOBILIEN LEASING GES.M.B.H.	WIEN	AUSTRIA	50.00		50.00	50.00		50.00	REAL-LEASE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	(a)
RISTORANTE TRASIMENO SRL	PERUGIA	ITALY	57.00		57.00	57.00		57.00	UNICREDIT BANCA SPA	(b)
ROLIN GRUNDSTUCKSPLANUNGS- UND -VERWALTUNGSGESELLSCHAFT MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
ROMAFIDES - FIDUCIARIA E SERVIZI SPA	ROME	ITALY	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
ROMCARD S.A.	BUCHAREST	ROMANIA	20.00		20.00	20.00		20.00	UNICREDIT TIRIAC BANK S.A.	(a)
ROME AMERICAN HOSPITAL SPA	ROME	ITALY	50.00		50.00	50.00		50.00	BANCA DI ROMA SPA (ora UNICREDIT BANCA DI ROMA SPA)	(b)
ROMWOOL S.A. IN LIQUIDATION	BUCHAREST	ROMANIA	16.40		16.40	16.40		16.40	UNICREDIT TIRIAC BANK S.A.	(a)
RONCASA IMMOBILIEN-VERWALTUNGS GMBH	MUNICH	GERMANY	90.00		90.00	90.00		90.00	HVB PROJEKT GMBH	(a)
RONDO LEASING GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	WOM GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	(a)
RONNORIESCH 4 HOLDING (LUXEMBURG) SA	LUXEMBOURG	LUXEMBOURG	17.50		17.50	17.50		17.50	BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	(a)
ROTUS IMMOBILIEN-VERWALTUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB TECTA GMBH	(a)
ROTUS IMMOBILIEN-VERWALTUNGS GMBH & CO. OBJEKT EGGENFELDENER STRASSE KG I.L.	MUNICH	GERMANY	97.00		97.00	97.00		97.00	HVB TECTA GMBH	(a)
RSB ANLAGENVERMIETUNG GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	CALG IMMOBILIEN LEASING GMBH	(a)
RWF REAL - WERT GRUNDSTUCKSVER MIETUNGSGESELLSCHAFTM.B.H. & CO. OBJEKT	WIEN	AUSTRIA	100.00		99.83	100.00		99.83	CALG IMMOBILIEN LEASING GMBH	(a)
					0.17			0.17	EUROLEASE RAMSES IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	(a)
S.A.S.E. SPA	PERUGIA	ITALY	11.38	11.38		11.38	11.38		UNICREDIT SPA	(a)
S.I.CRE.F. SRL IN FALLIMENTO	VERONA	ITALY	16.00	16.00		16.00	16.00		UNICREDIT SPA	(a)
S.I.E. SYSTEM INDUSTRIE ELECTRONIC AG	LUSTENAU	AUSTRIA	14.71		14.71	14.71		14.71	EK MITTELSTANDSFINANZIERUNGS AG	(a)
S.I.F.A. SOCIETA' INDUSTRIALE FINANZIARIA SPA IN LIQUIDATION	REANA DEL ROYALE (UD)	ITALY	37.04		37.04	37.04		37.04	UNICREDITO GESTIONE CREDITI SPA - BANCA PER LA GESTIONE DEI CREDITI	(b)
S.S.I.S. - SOCIETA SERVIZI INFORMATICI SAMMARINESE SPA	BORGO MAGGIORE	SAN MARINO REPUBLIC	50.00		50.00	50.00		50.00	BANCA AGRICOLA COMMERCIALE DELLA R.S.M. SA	(a)
S+R INVESTIMENTI E GESTIONI (S.G.R.) SPA	MILAN	ITALY	100.00		100.00	100.00		100.00	UNICREDIT BANCA D IMPRESA SPA	(a)
SAET - SOCIETA' APPLICAZIONI ELETTRO TERMICHE SPA	TURIN	ITALY	26.41		26.41	26.41		26.41	UNICREDIT BANCA D'IMPRESA SPA	(b)
SALVATORPLATZ-GRUNDSTUCKSGESELLSCHAFT MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	PORTIA GRUNDSTUCKS-VERWALTUNGSGESELLSCHAFT MBH & CO. OBJEKT KG	(a)
SALVATORPLATZ-GRUNDSTUCKSGESELLSCHAFT MBH & CO. OHG SAARLAND	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)

Statement of significant equity investments pursuant to art. 125 of Consob Regulation n. 11971 dated 14 May 1999 (Continued)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
SALVATORPLATZ-GRUNDSTUCKSGESELLSCHAFT MBH & CO. OHG VERWALTUNGSZENTRUM	MUNICH	GERMANY	100.00		97.78	100.00		97.78	PORTIA GRUNDSTUCKS-VERWALTUNGSGESELLSCHAFT MBH & CO. OBJEKT KG	(a)
					2.22			2.22	TIVOLI GRUNDSTUCKS-AKTIENGESELLSCHAFT	(a)
SALZBURGER UNTERNEHMENSBETEILIGUNGSGESELLSCHAFT M.B.H.	SALZBURG	AUSTRIA	14.28		14.28	14.28		14.28	BANK AUSTRIA CREDITANSTALT AG	(a)
SAN GIUSTO SEA CENTER SPA	TRIESTE	ITALY	83.37		83.37	83.37		83.37	UNICREDIT BANCA SPA	(b)
SANITA' - S.R.L. IN LIQUIDATION	ROME	ITALY	99.60		99.60	99.60		99.60	ASPRA FINANCE SPA	(a)
SAPHIRA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
SAPHIRA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. FRANKFURT CITY WEST OFFICE CENTER UND WOHNBAU KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
SASIM SRL	AREZZO	ITALY	100.00		100.00	100.00		100.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
SAS-REAL KFT.	BUDAPEST	HUNGARY	99.98		99.98	99.98		99.98	UNICREDIT BANK HUNGARY ZRT.	(a)
SAVKA LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		25.00	100.00		25.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
					74.80			75.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
SCHLOSSBERG-PROJEKTENTWICKLUNGS-GMBH UND CO 683 KG	MUNICH	GERMANY	100.00		-	100.00		88.89	BV GRUNDSTUCKSENTWICKLUNGS-GMBH	(a)
					100.00			11.11	BV GRUNDSTUCKSENTWICKLUNGS-GMBH & CO. SCHLOSSBERG-PROJEKTENTWICKLUNGS-	(a)
SCHOELLER LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	100.00		60.00	100.00		60.00	HVB LEASING INTERNATIONAL GMBH & CO. KG	(a)
					40.00			40.00	SCHOELLERBANK AKTIENGESELLSCHAFT	(a)
SCHOELLER LEASING GESELLSCHAFT MBH & CO. KG	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	HVB LEASING INTERNATIONAL GMBH & CO. KG	(a)
SCHOELLERBANK AKTIENGESELLSCHAFT	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
SCHOELLERBANK INVEST AG	SALZBURG	AUSTRIA	100.00		100.00	100.00		100.00	SCHOELLERBANK AKTIENGESELLSCHAFT	(a)
SCHONEFELD WOHN- UND GEWERBEBAU GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
SCHONEFELD WOHN- UND GEWERBEBAU GMBH & CO. DORFANGER KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
SCHONEFELD WOHN- UND GEWERBEBAU GMBH & CO. 'NEUES WOHNEN' KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
SCHUL- UND AMTSGEBAUDE GRUNDSTUCKSVERWALTUNGSGESELLSCHAFT M.B.H.	GRAZ	AUSTRIA	33.33		33.33	33.33		33.33	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
SCHULERRICHTUNGSGESELLSCHAFT M.B.H.	WIEN	AUSTRIA	50.00		50.00	50.00		50.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
SCHWABISCHE BANK AG	STUTTGART	GERMANY	25.05		25.05	25.05		25.05	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
SCI PLATEU DE GUYANCOURT	GUYANCOURT	GERMANY	14.96		14.96	14.96		14.96	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
SCIPOMAR S.A. (IN LIQUIDATION)	MARAMURES	ROMANIA	17.41		17.41	17.41		17.41	UNICREDIT TIRIAC BANK S.A.	(a)
SE. AM. SERVIZI AMMINISTRATIVI SRL	RIMINI	ITALY	100.00		100.00	100.00		100.00	UNICREDIT BANCA SPA	(b)
SE.TE.SI. SERVIZI TELEMATICI SICILIANI SPA	PALERMO	ITALY	40.49		40.49	40.49		40.49	BANCO DI SICILIA SPA	(a)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
SECA-LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		25.00	100.00		25.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
					74.80			75.00	CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	(a)
SEDEC Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	MID GARAGEN GMBH	(a)
SELFOSS BETEILIGUNGSGESELLSCHAFT MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
SEMPER CAPITAL BETEILIGUNGSMANAGEMENT GMBH	WIEN	AUSTRIA	24.90		24.90	24.41		24.41	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
SENIORENWOHNHEIM TROFAIACH GESELLSCHAFT MBH & CO KEG	LOEBEN	AUSTRIA	99.80		-	100.00		33.33	BA-CA ADAGIO LEASING GMBH	(a)
					99.80			66.67	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
SENTIENT GLOBAL RESOURCES FUND I L.P.	GEORGE TOWN	CAYMAN ISLANDS	24.36		24.36	-		-	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
SERIT SPA IN LIQUIDATION	ROME	ITALY	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
SERVIZI VENETI ECOLOGICI SPA IN FALLIMENTO	ROVIGO	ITALY	79.66		79.66	79.66		79.66	UNICREDITO GESTIONE CREDITI SPA - BANCA PER LA GESTIONE DEI CREDITI	(b)
SEXT Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	(a)
SFB CAPITAL MARKET AD	SOFIA	BULGARIA	10.20		10.20	10.20		10.20	UNICREDIT BULBANK AD	(a)
SFB STOCKERAUER FINANZIERUNGSBERATUNGS- UND BETEILIGUNGS GMBH	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
SFS FINANCIAL SERVICES GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
SHOPLN CARD BETRIEBS GMBH	KLAGENFURT	AUSTRIA	33.33		33.33	33.33		33.33	CARDS & SYSTEMS EDV-DIENSTLEISTUNGS GMBH	(a)
SHOPPING CENTER GYOR ERRICHTUNGS- UND BETRIEBSGESELLSCHAFT M.B.H	BUDAPEST	HUNGARY	100.00		95.00	100.00		95.00	BUSINESS CITY MANAGEMENT GMBH (UNG.: UZLETKOZPONTOT MENEDZSELO KORLAT	(a)
					5.00			5.00	UNICREDIT GLOBAL LEASING SPA	(a)
SHS LEASING GMBH	WIEN	AUSTRIA	99.80		1.00	100.00		1.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
					98.80			99.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
SIA - SSB SPA	MILAN	ITALY	24.07	24.07		24.07	24.07		UNICREDIT SPA	(a)
						...		...	BANCA DI ROMA SPA (ora UNICREDIT BANCA DI ROMA SPA)	(b)
SIA UNICREDIT LEASING	RIGA	LATVIA	100.00		49.00	100.00		49.00	AS UNICREDIT BANK	(a)
					51.00			51.00	UNICREDIT GLOBAL LEASING SPA	(a)
SIATA SOCIETA' INDUSTRIA ATTREZZATURE TURISTICHE ALBERGHIERE SPA IN FALLIMENTO	CAMPOBASSO	ITALY	100.00		100.00	100.00		100.00	UNICREDIT PRIVATE BANKING SPA	(b)
SIGMA HOLDING INGATLANSZOLGALTATO KFT.	BUDAPEST	HUNGARY	95.00		95.00	95.00		95.00	BANK AUSTRIA CREDITANSTALT AG	(a)
SIGMA LEASING GMBH	WIEN	AUSTRIA	99.80		0.40	100.00		0.40	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
					99.40			99.60	CALG ANLAGEN LEASING GMBH	(a)
SIMON VERWALTUNGS-AKTIENGESELLSCHAFT I.L.	MUNICH	GERMANY	99.98		99.98	99.98		99.98	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
SINERA AG	ZURIGO	SVIZZERA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)

Statement of significant equity investments pursuant to art. 125 of Consob Regulation n. 11971 dated 14 May 1999 (Continued)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
SIRIUS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	MUNICH	GERMANY	100.00		5.00	100.00		5.00	HVB PROJEKT GMBH	(a)
					95.00			95.00	SOLOS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. SIRIUS BETEILIGUNGS KG	(a)
SK BV GRUNDSTUCKSENTWICKLUNG GMBH & CO. KG	KOLN	GERMANY	25.00		25.00	25.00		25.00	BV GRUNDSTUCKSENTWICKLUNGS-GMBH & CO. VERWALTUNGS-KG	(a)
SK BV GRUNDSTUCKSENTWICKLUNG VERWALTUNG GMBH	KOLN	GERMANY	50.00		50.00	50.00		50.00	BV GRUNDSTUCKSENTWICKLUNGS-GMBH	(a)
SKOGAR GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
SM-END-2-END.DE AG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
SO.G.E.D. SPA IN LIQ.	PALERMO	ITALY	100.00		100.00	100.00		100.00	BANCO DI SICILIA SPA	(a)
SOCIETA DELLA FERROVIA FRIULANA SPA IN LIQ	GORIZIA	ITALY	18.57	18.57		18.57	18.57		UNICREDIT SPA	(a)
SOCIETA' EDILIZIA PINETO-SEP SPA	ROME	ITALY	40.00		40.00	40.00		40.00	BANCA DI ROMA SPA (ora UNICREDIT BANCA DI ROMA SPA)	(b)
SOCIETA' AMMINISTRAZIONE IMMOBILI - S.A.IM. SPA IN LIQUIDATION	ROME	ITALY	60.00	60.00		60.00	60.00		UNICREDIT SPA	(a)
SOCIETA' AREE INDUSTRIALI ED ARTIGIANALI - S.A.I.A. SPA	VERBANIA	ITALY	10.08	10.08		10.08	10.08		UNICREDIT SPA	(a)
SOCIETA' DI GESTIONI ESATTORIALI IN SICILIA SO.G.E.SI. SPA IN LIQ.	PALERMO	ITALY	80.00		80.00	80.00		80.00	BANCO DI SICILIA SPA	(a)
SOCIETA' GESTIONE PER IL REALIZZO SPA	ROME	ITALY	26.43		4.23	26.43		4.23	BANCO DI SICILIA SPA	(a)
					0.08			0.08	BIPOP CARIRE SPA	(a)
					0.05			0.05	IRFIS - MEDIOCREDITO DELLA SICILIA SPA	(a)
					6.33			6.33	UNICREDIT BANCA SPA	(a)
				15.74			15.74		UNICREDIT SPA	(a)
SOCIETA' ITALIANA DI MONITORAGGIO SPA	ROME	ITALY	24.30		24.30	24.30		24.30	CAPITALIA MERCHANT SPA	(a)
SOCIETA' ITALIANA GESTIONE ED INCASSO CREDITI SPA	ROME	ITALY	100.00		5.00	100.00		5.00	MCC - MEDIOCREDITO CENTRALE SPA	(a)
				95.00			95.00		UNICREDIT SPA	(a)
SOCIETA ITALIANA PER LE IMPRESE ALL ESTERO - SIMEST SPA	ROME	ITALY	12.81	12.81		12.81	12.81		UNICREDIT SPA	(a)
SOCIETA' PER L'INGEGNERIA D'IMPRESA S.R.L.	ROME	ITALY	12.65	12.65		12.65	12.65		UNICREDIT SPA	(a)
SOCIETA REGIONALE DI GARANZIA MARCHE SOC.COOP.A R.L.	ANCONA	ITALY	10.52	10.52		0.07	0.07		UNICREDIT SPA	(a)
SOFIGERE SOCIETE PAR ACTIONS SIMPLIFIEE	PARIS	FRANCE	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
SOFISER S.R.L.	REGGIO EMILIA	ITALY	10.08		10.08	10.08		10.08	BIPOP CARIRE SPA	(a)
SOHIBKORBANK OJSC	KHUJAND CITY	TADZHIKISTAN	75.10		75.10	75.10		75.10	JSC ATF BANK	(a)
SOLARIS VERWALTUNGSGESELLSCHAFT MBH & CO. VERMIETUNGS KG	MUNICH	GERMANY	94.90		94.90	94.90		94.90	ORESTOS IMMOBILIEN-VERWALTUNGS GMBH	(a)
SOLE-FELSEN-BAD WALDVIERTEL GMBH	GMUND	AUSTRIA	57.00		57.00	57.00		57.00	GRUNDERFONDS GMBH & CO KEG	(a)
SOLOS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
SOLOS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. SIRIUS BETEILIGUNGS KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
SONATA LEASING-GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		1.00	100.00		1.00	ARNO GRUNDSTUCKSVERWALTUNGS GESELLSCHAFT M.B.H.	(a)
					98.80			99.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
SOVAGRI SOC.CONSORTILE P.A. IN LIQ.	NAPOLI	ITALY	16.00	16.00		16.00	16.00		UNICREDIT SPA	(a)
SP PROJEKTENTWICKLUNG SCHONEFELD GMBH & CO.KG	STUTTGART	GERMANY	50.00		50.00	-		-	BANK AUSTRIA CREDITANSTALT AG	(a)
SPAGET SPA IN LIQUIDATION	ROME	ITALY	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
SPARKASSEN-HAFTUNGS AKTIENGESELLSCHAFT	WIEN	AUSTRIA	28.26		28.26	28.26		28.26	BANK AUSTRIA CREDITANSTALT AG	(a)
SPECTRUM GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	WOM GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	(a)
SPEED SPA	MILAN	ITALY	19.19		19.19	19.19		19.19	CAPITALIA MERCHANT SPA	(a)
SPREE GALERIE HOTELBETRIEBSGESELLSCHAFT MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	ARGENTAURUS IMMOBILIEN-VERMIETUNGS-UND VERWALTUNGS GMBH	(a)
SR IMMOBILIEN VERWALTUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
SRQ FINANZPARTNER AG	BERLIN	GERMANY	52.52		52.52	52.52		52.52	DAB BANK AG	(a)
STADION CENTER EINKAUFS=ERRICHTUNGS GMBH	WIEN	AUSTRIA	50.00		50.00	50.00		50.00	BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	(a)
STADTEBAULICHE ENTWICKLUNGSGESELLSCHAFT KELKHEIM/TS MIT BESCHRANKTER HAFTUNG	KELKHEIM/ TAUNUS	GERMANY	40.00		40.00	40.00		40.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
STARS GESCHAFTSFUHRUNGS- UND VERWALTUNGS-GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
STARS GMBH & CO. KGAA	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
STARTKAPITAL-FONDS AUGSBURG II GMBH	AUGSBURG	GERMANY	18.60		18.60	18.60		18.60	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
STATUS VERMOGENSVERWALTUNG GMBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	(a)
STEWE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		75.80	100.00		76.00	MID GARAGEN GMBH	(a)
					24.00			24.00	PROJEKT-LEASE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	(a)
STEYBA GRUNDSTUCKSVERWALTUNGSGESELLSCHAFT M.B.H.	WIEN	AUSTRIA	50.00		50.00	50.00		50.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
STRUCTURED LEASE GMBH	GRUNWALD	GERMANY	100.00		100.00	100.00		100.00	HVB LEASING GMBH	(a)
STUDIENGESELLSCHAFT FUR ZUSAMMENARBEIT IM ZAHLUNGSVERKEHR (STUZZA) G.M.B.H.	WIEN	AUSTRIA	12.50		10.71	12.50		10.71	BANK AUSTRIA CREDITANSTALT AG	(a)
					1.79			1.79	SCHOELLERBANK AKTIENGESELLSCHAFT	(a)
SUNTO SRL	MILAN	ITALY	80.00		80.00	80.00		80.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
SVILUPPI IMMOBILIARI PARMENSI SPA	PARMA	ITALY	100.00		100.00	100.00		100.00	BANCO DI SICILIA SPA	(b)
SVILUPPO GLOBALE GEIE	ROME	ITALY	25.00	25.00		25.00	25.00		UNICREDIT SPA	(a)
SYNERGA NEKRETNINE D.O.O. ZA POSLOVANJE NEKRETNIN-AMA	ZAGREB	CROATIA	100.00		100.00	100.00		100.00	HYPO-BA LEASING SUD GMBH	(a)
SYNTERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		6.15	100.00		6.15	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
					93.85			93.85	HVB IMMOBILIEN AG	(a)
T & P FRANKFURT DEVELOPMENT B.V.	AMSTERDAM	PAESI BASSI	87.50		87.50	87.50		87.50	HVB PROJEKT GMBH	(a)
T & P VASTGOED STUTTGART B.V.	AMSTERDAM	PAESI BASSI	87.50		87.50	87.50		87.50	HVB PROJEKT GMBH	(a)

Statement of significant equity investments pursuant to art. 125 of Consob Regulation n. 11971 dated 14 May 1999 (Continued)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
TAI TAM LIMITED	LONDON	UNITED KINGDOM	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
TAYAR RECEIVABLES COMPANY LTD.	DUBLIN	IRELAND	21.39		21.39	21.39		21.39	BDR ROMA PRIMA IRELAND LTD	(a)
TALISA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
TC PROJEKTVERWALTUNGSGES.M.B.H.	WIEN	AUSTRIA	99.80		99.80	99.80		99.80	M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	(a)
TCHA IMMOBILIEN VERWALTUNGS-GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	TERRENO GRUNDSTUCKSVERWALTUNG GMBH & CO. ENTWICKLUNGS- UND FINANZIERUNGSVERMITTLUNGS-KG	(a)
TC-PRIMA PROJEKTVERWALTUNGS GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	TC-QUINTA PROJEKTVERWALTUNGSGESELLCHAFT M.B.H.	(a)
TC-QUARTA PROJEKTVERWALTUNGSGESELLSCHAFT M.B.H.	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	TC-QUINTA PROJEKTVERWALTUNGSGESELLCHAFT M.B.H.	(a)
TC-QUINTA IMMOBILIENERRICHTUNGSGESELLSCHAFT M.B.H	WIEN	AUSTRIA	100.00		99.80	100.00		99.80	TC-QUINTA PROJEKTVERWALTUNGSGESELLCHAFT M.B.H.	(a)
					0.20			0.20	TELEDATA CONSULTING UND SYSTEMMANAGEMENT GESELLSCHAFT M.B.H.	(a)
TC-QUINTA PROJEKTVERWALTUNGSGESELLCHAFT M.B.H.	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
TC-SECUNDA PROJEKTVERWALTUNGSGESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	99.80		99.80	M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	(a)
TC-TERTIA PROJEKTVERWALTUNGSGESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	99.80		99.80	M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	(a)
TECHNOLOGIE- UND GRUNDERZENTRUM GERA GMBH	GERA	GERMANY	23.80		23.80	23.80		23.80	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
TECNOSERVIZI MOBILI S.R.L.	ROME	ITALY	49.00	49.00		49.00	49.00		UNICREDIT SPA	(a)
TELEDATA CONSULTING UND SYSTEMMANAGEMENT GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	TREUCONSULT BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
TERME TAURINE SPA	ROME	ITALY	24.35		24.35	24.35		24.35	BANCA DI ROMA SPA (ora UNICREDIT BANCA DI ROMA SPA)	(b)
TERRA MAGNA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB IMMOBILIEN AG	(a)
TERRCASA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB IMMOBILIEN AG	(a)
TERRENO GRUNDSTUCKSVERWALTUNG GMBH	MUNICH	GERMANY	75.00		75.00	75.00		75.00	HVB TECTA GMBH	(a)
TERRENO GRUNDSTUCKSVERWALTUNG GMBH & CO. ENTWICKLUNGS- UND FINANZIERUNGSVERMITTLUNGS-KG	MUNICH	GERMANY	75.00		75.00	75.00		75.00	HVB TECTA GMBH	(a)
TERRENO GRUNDSTUCKSVERWALTUNG GMBH & CO. OBJEKTGESELLSCHAFT GRILLPARZERSTRASSE KG	MUNICH	GERMANY	75.00		75.00	75.00		75.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
TERRONDA DEVELOPMENT B.V.	AMSTERDAM	PAESI BASSI	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
TERZ Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	MID GARAGEN GMBH	(a)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
TESI COSTRUZIONI SRL	BRESCIA	ITALY	65.22		65.22	65.22		65.22	MCC - MEDIOCREDITO CENTRALE SPA	(b)
THE C C PARTNERSHIP L.P.	ST. HELIER	JERSEY	18.24		18.24	-		-	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
THE ST. MARGARETS LIMITED PARTNERSHIP	GEORGE TOWN	CAYMAN ISLANDS	20.93		20.93	20.93		20.93	HVB ASSET LEASING LIMITED	(a)
THE WILLIAMS CAPITAL GROUP, L. P.	NEW YORK	U.S.A.	22.08		22.08	-		-	HVB U.S. FINANCE INC.	(a)
THERME WIEN GES.M.B.H.	WIEN	AUSTRIA	15.00		15.00	15.00		15.00	BANK AUSTRIA CREDITANSTALT AG	(a)
THERME WIEN GMBH & CO KG	WIEN	AUSTRIA	15.00		15.00	15.00		15.00	BANK AUSTRIA CREDITANSTALT AG	(a)
THETA FUNF HANDELS GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
THL EQUITY FUND VI INVESTORS (CERIDIAN), L.P.	BOSTON - MASSACHUSETTS	U.S.A.	10.21		10.21	-		-	HVB CAPITAL PARTNERS AG	(a)
TIESSE TEXTILE SERVICE SRL IN LIQUIDATION	MILAN	ITALY	100.00		100.00	100.00		100.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
TIME TRUCKS LASTWAGEN- UND AUFLIEGER VERMIETUNGS- UND LEASINGGES.M.B.H.	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
TISHMAN SPEYER BERLIN FRIEDRICHSTRASSE KG I.L.	BERLIN	GERMANY	94.42		88.65	93.37		86.51	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
					5.77			6.86	HVB PROJEKT GMBH	(a)
TIVOLI GRUNDSTUCKS-AKTIENGESELLSCHAFT	MUNICH	GERMANY	99.67		99.67	99.67		99.67	PORTIA GRUNDSTUCKS-VERWALTUNGSGESELLSCHAFT MBH & CO. OBJEKT KG	(a)
TL 1 TANK LEASING VERWALTUNGSGESELLSCHAFT MBH	CAMIN	GERMANY	100.00		100.00	100.00		100.00	HVB LEASING GMBH	(a)
TLX SPA	MILAN	ITALY	50.00		50.00	50.00		50.00	UNICREDIT BANCA MOBILIARE SPA	(a)
TODIMO 2000 SPA	ROME	ITALY	100.00		100.00	100.00		100.00	BANCA DI ROMA SPA (ora UNICREDIT BANCA DI ROMA SPA)	(b)
TP CO-INVESTMENT PARTNERS L.P.	GEORGE TOWN	CAYMAN ISLANDS	100.00		100.00	-		-	HVB CAPITAL PARTNERS AG	(a)
TRANSTERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		6.15	100.00		6.15	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
					93.85			93.85	HVB IMMOBILIEN AG	(a)
TREDEC Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	MID GARAGEN GMBH	(a)
TREUCONSULT BETEILIGUNGSGESELLSCHAFT M.B.H.	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	(a)
TREUCONSULT BETEILIGUNGSGESELLSCHAFT M.B.H. & CO BUROGEBAUDE OBERE DONAUSTRASSE 17-19 REVITALISIERUNGS KG	WIEN	AUSTRIA	100.00		0.42	100.00		-	BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	(a)
					99.58			100.00	TC-QUARTA PROJEKTVERWALTUNGSGESELLSCHAFT M.B.H.	(a)
TREUCONSULT BETEILIGUNGSGESELLSCHAFT M.B.H. U. C O. ARBEITERHEIM FAVO	WIEN	AUSTRIA	99.38		0.16	100.00		-	BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	(a)
					99.22			100.00	TC PROJEKTVERWALTUNGSGES.M.B.H.	(a)
TREUCONSULT BETEILIGUNGSGESELLSCHAFT M.B.H. U. C O. WOHNPARK PALTAUFGASSE VERMIETUNGS KG	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	WBT WOHNPARK MARKHOFGASSE VERMIETUNGS-GMBH	(a)
TREUCONSULT BETEILIGUNGSGESMBH U. CO. PALAIS LEITENBERGER REVITALISIERUNGS KG	WIEN	AUSTRIA	99.50		0.09	100.00		-	BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	(a)
					99.41			100.00	WBT WOHNPARK MARKHOFGASSE VERMIETUNGS-GMBH	(a)
TREVI FINANCE N. 2 SPA	CONEGLIANO (TREVISO)	ITALY	60.00	60.00		60.00	60.00		UNICREDIT SPA	(a)

Statement of significant equity investments pursuant to art. 125 of Consob Regulation n. 11971 dated 14 May 1999 (Continued)

			% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS				
NAME	MAIN OFFICE		TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
TREVI FINANCE N. 3 S.R.L.	CONEGLIANO (TREVISO)	ITALY	60.00	60.00		60.00	60.00		UNICREDIT SPA	(a)
TREVI FINANCE SPA	CONEGLIANO (TREVISO)	ITALY	60.00	60.00		60.00	60.00		UNICREDIT SPA	(a)
TREVITEX SPA IN FALLIMENTO	MILAN	ITALY	44.49		44.49	44.49		44.49	UNICREDIT BANCA D'IMPRESA SPA	(b)
TRIFID INTERNATIONAL N.V.	AMSTERDAM	PAESI BASSI	15.00		15.00	15.00		15.00	HVB CAPITAL PARTNERS AG	(a)
TRINITRADE VERMOGENSVERWALTUNGS-GESELLSCHAFT MIT BESCHRANKTER HAFTUNG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
TRIPLE A RATING ADVISORS BERATUNG GES.M.B.H.	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT CAIB AG	(a)
TRITERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB IMMOBILIEN AG	(a)
TRITON GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB IMMOBILIEN AG	(a)
TRIVIMM SRL	VERONA	ITALY	51.00		51.00	51.00		51.00	UNICREDITO GESTIONE CREDITI SPA BANCA PER LA GESTIONE DEI CREDITI	(a)
UBF MITTELSTANDSFINANZIERUNGS AG	WIEN	AUSTRIA	24.10		24.10	24.10		24.10	BANK AUSTRIA CREDITANSTALT AG	(a)
UBITERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH IN LIQUIDATION	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
UDEKO HANDELSGESELLSCHAFT MBH	LUXEMBOURG	LUXEMBOURG	24.90		24.90	24.90		24.90	HVB BANQUE LUXEMBOURG SOCIETE ANONYME	(a)
UFFICIUM IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	100.00		95.00	100.00		95.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
					5.00			5.00	KUTRA GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	(a)
UIB UNIVERSALE BAU HOLDING GESELLSCHAFT M.B.H.	BRANDENBURG/HAVEL	GERMANY	100.00		100.00	100.00		100.00	ISB UNIVERSALE BAU GMBH	(a)
UNI GEBAUDEMANAGEMENT GMBH	LINZ	AUSTRIA	50.00		50.00	50.00		50.00	BA-CA-GVG-HOLDING GMBH	(a)
UNI IT SRL	LAVIS	ITALY	51.00		51.00	51.00		51.00	UNICREDIT PROCESSES & ADMINISTRATION SOCIETA PER AZIONI	(a)
UNICOM IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
UNICREDIT (SUISSE) BANK SA	LUGANO	SVIZZERA	100.00		100.00	100.00		100.00	UNICREDIT PRIVATE BANKING SPA	(a)
UNICREDIT (SUISSE) TRUST SA	LUGANO	SVIZZERA	100.00		100.00	100.00		100.00	UNICREDIT (SUISSE) BANK SA	(a)
UNICREDIT (U.K.) TRUST SERVICES LTD	LONDON	UNITED KINGDOM	100.00		100.00	100.00		100.00	UNICREDIT PRIVATE BANKING SPA	(a)
UNICREDIT ASSICURA SRL (ora UNICREDIT BANCASSURANCE MANAGEMENT & ADMINISTRATION SRL)	MILAN	ITALY	100.00		100.00	100.00		100.00	UNICREDIT BANCA SPA	(a)
UNICREDIT ATON INTERNATIONAL LIMITED	NICOSIA	CYPRUS	100.00		100.00	100.00		100.00	AI BETEILIGUNG GMBH	(a)
UNICREDIT AUDIT (IRELAND) LTD	DUBLIN	IRELAND	100.00		100.00	100.00		100.00	UNICREDIT AUDIT SPA	(a)
UNICREDIT AUDIT SPA	MILAN	ITALY	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
UNICREDIT AUTO LEASING E.O.O.D.	SOFIA	BULGARIA	100.00		100.00	100.00		100.00	UNICREDIT LEASING AD	(a)
UNICREDIT BANCA D IMPRESA SPA	VERONA	ITALY	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
UNICREDIT BANCA MOBILIARE SPA	MILAN	ITALY	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
UNICREDIT BANCA PER LA CASA SPA	MILAN	ITALY	100.00		100.00	100.00		100.00	UNICREDIT BANCA SPA	(a)
UNICREDIT BANCA SPA	BOLOGNA	ITALY	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
UNICREDIT BANK CAYMAN ISLANDS LTD.	GEORGE TOWN	CAYMAN ISLANDS	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
UNICREDIT BANK CZECH REPUBLIC A.S.	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
UNICREDIT BANK HUNGARY ZRT.	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
UNICREDIT BANK IRELAND PLC	DUBLIN	IRELAND	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
UNICREDIT BANK LTD	LUTSK	UKRAINE	100.00		100.00	100.00		100.00	BANK PEKAO SA	(a)
UNICREDIT BANK SLOVAKIA AS	BRATISLAVA	SLOVAKIA	99.03		99.03	99.03		99.03	BANK AUSTRIA CREDITANSTALT AG	(a)
UNICREDIT BANK SRBIJA JSC	BEOGRAD	SERBIA	99.89		99.89	99.89		99.89	BANK AUSTRIA CREDITANSTALT AG	(a)
UNICREDIT BANKA SLOVENIJA D.D.	LJUBLJANA	SLOVENIA	99.98		99.98	99.98		99.98	BANK AUSTRIA CREDITANSTALT AG	(a)
UNICREDIT BEIJING CONSULTANTS COMPANY LTD	BEIJING	CHINA	100.00		100.00	100.00		100.00	UNICREDIT CHINA CAPITAL LTD	(a)
UNICREDIT BROKER SPA	MILAN	ITALY	100.00		100.00	100.00		100.00	UNICREDIT BANCA D IMPRESA SPA	(a)
UNICREDIT BULBANK AD	SOFIA	BULGARIA	90.31		90.30	90.31		90.30	BANK AUSTRIA CREDITANSTALT AG	(a)
				...			...		UNICREDIT SPA	(a)
UNICREDIT CA IB BETEILIGUNGS AG	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	BA-CA MARKETS & INVESTMENT BETEILIGUNG GMBH	(a)
UNICREDIT CA IB POLSKA S.A.	WARSAW	POLAND	100.00		100.00	100.00		100.00	UNICREDIT CAIB AG	(a)
UNICREDIT CAIB AG	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT CA IB BETEILIGUNGS AG	(a)
UNICREDIT CAIB SECURITIES UK LTD.	LONDON	UNITED KINGDOM	100.00		100.00	100.00		100.00	UNICREDIT CAIB AG	(a)
UNICREDIT CAIB SLOVAKIA, A.S.	BRATISLAVA	SLOVAKIA	100.00		100.00	100.00		100.00	UNICREDIT CAIB AG	(a)
UNICREDIT CAIB UK LTD.	LONDON	UNITED KINGDOM	100.00		100.00	100.00		100.00	UNICREDIT CAIB AG	(a)
UNICREDIT CHINA CAPITAL LTD	HONG KONG	CHINA	51.00		51.00	51.00		51.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
UNICREDIT CLARIMA BANCA SPA (ora UNICREDIT CONSUMER FINANCING BANK SPA)	MILAN	ITALY	100.00		100.00	100.00		100.00	UNICREDIT BANCA SPA	(a)
UNICREDIT CONSUMER FINANCING AD	SOFIA	BULGARIA	100.00		49.90	100.00		49.90	UNICREDIT BULBANK AD	(a)
					50.10			50.10	UNICREDIT CLARIMA BANCA SPA (ora UNICREDIT CONSUMER FINANCING BANK SPA)	(a)
UNICREDIT DELAWARE INC	DOVER	U.S.A.	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
UNICREDIT FACTORING PENZUGYI SZOLGALTATO ZRT	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT BANK HUNGARY ZRT.	(a)
UNICREDIT FACTORING EAD	SOFIA	BULGARIA	100.00		100.00	100.00		100.00	UNICREDIT BULBANK AD	(a)
UNICREDIT FACTORING S.R.O.	PRAGUE	REPUBBLICA CECA	100.00		100.00	100.00		100.00	UNICREDIT BANK CZECH REPUBLIC A.S.	(a)
UNICREDIT FACTORING SPA	MILAN	ITALY	100.00		100.00	100.00		100.00	UNICREDIT BANCA D IMPRESA SPA	(a)
UNICREDIT FLEET MANAGEMENT S.R.O.	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	UNICREDIT LEASING CZ, A.S.	(a)
UNICREDIT FLEET MANAGEMENT S.R.O.	BRATISLAVA	SLOVAKIA	100.00		100.00	100.00		100.00	UNICREDIT LEASING SLOVAKIA A.S.	(a)
UNICREDIT FUGGETLEN BIZTOSITASKOZVETITO KFT	BUDAPEST	HUNGARY	100.00		25.20	100.00		25.20	UNICREDIT BANK HUNGARY ZRT.	(a)
					74.80			74.80	UNICREDIT LEASING KFT	(a)
UNICREDIT GLOBAL INFORMATION SERVICES SPA	MILAN	ITALY	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
UNICREDIT GLOBAL LEASING EXPORT GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING PARTICIPATION MANAGEMENT GMBH	(a)
UNICREDIT GLOBAL LEASING PARTICIPATION MANAGEMENT GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
UNICREDIT GLOBAL LEASING SPA	MILAN	ITALY	100.00	67.41		100.00	67.41		UNICREDIT SPA	(a)
					32.59			32.59	BANK AUSTRIA CREDITANSTALT AG	(a)

Statement of significant equity investments pursuant to art. 125 of Consob Regulation n. 11971 dated 14 May 1999 (Continued)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
UNICREDIT GLOBAL LEASING VERSICHERUNGSSERVICE GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
UNICREDIT INFRASTRUTTURE SPA	TURIN	ITALY	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
UNICREDIT INGATLANLIZING ZRT	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
UNICREDIT INSURANCE BROKER SRL	BUCHAREST	ROMANIA	99.80		99.80	99.80		99.80	BA-CA LEASING VERSICHERUNGSSERVICE GMBH	(a)
UNICREDIT INTERNATIONAL BANK (LUXEMBOURG) SA	LUXEMBOURG	LUXEMBOURG	100.00	100.00	-	100.00	100.00	-	UNICREDIT SPA	(a)
UNICREDIT IRELAND FINANCIAL SERVICES PLC	DUBLIN	IRELAND	100.00		100.00	100.00		100.00	UNICREDIT BANK IRELAND PLC	(a)
UNICREDIT JELZALOGBANK ZRT.	BUDAPEST	HUNGARY	100.00		100.00	100		100.00	UNICREDIT BANK HUNGARY ZRT.	(a)
UNICREDIT LEASING AD	SOFIA	BULGARIA	100.00		49.00	100.00		49.00	UNICREDIT BULBANK AD	(a)
					51.00			51.00	UNICREDIT GLOBAL LEASING SPA	(a)
UNICREDIT LEASING ADMINISTRARE S.R.L.	BUCHAREST	ROMANIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
UNICREDIT LEASING AUTO BULGARIA EOOD	SOFIA	BULGARIA	100.00		100.00	100.00		100.00	BULBANK LEASING AD	(a)
UNICREDIT LEASING CORPORATION IFN S.A.	BUCHAREST	ROMANIA	100.00		79.70	100.00		79.70	UNICREDIT GLOBAL LEASING SPA	(a)
					20.00			20.00	UNICREDIT TIRIAC BANK S.A.	(a)
					0.10			0.10	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
					0.10			0.10	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
					0.10			0.10	UNICREDIT GLOBAL LEASING EXPORT GMBH	(a)
UNICREDIT LEASING CROATIA D.O.O. ZA LEASING	ZAGREB	CROATIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
UNICREDIT LEASING CZ, A.S.	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
UNICREDIT LEASING HUNGARY ZRT	BUDAPEST	HUNGARY	100.00		2.00	100.00		2.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
					98.00			98.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
UNICREDIT LEASING IMMOTRUCK ZRT.	BUDAPEST	HUNGARY	100.00		30.00	100.00		30.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
					70.00			70.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
UNICREDIT LEASING KFT	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
UNICREDIT LEASING REAL ESTATE S.R.O.	BRATISLAVA	SLOVAKIA	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
UNICREDIT LEASING ROMANIA IFN S.A.	BUCHAREST	ROMANIA	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
					...			...	UNICREDIT TIRIAC BANK S.A.	(a)
UNICREDIT LEASING SLOVAKIA A.S.	BRATISLAVA	SLOVAKIA	100.00		19.90	100.00		19.90	UNICREDIT BANK SLOVAKIA AS	(a)
					44.90			44.90	UNICREDIT GLOBAL LEASING SPA	(a)
					35.20			35.20	UNICREDIT LEASING CZ, A.S.	(a)
UNICREDIT LEASING SRBIJA D.O.O. BEOGRAD	BEOGRAD	SERBIA	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
UNICREDIT LEASING TOB	KIEV	UKRAINE	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
UNICREDIT LEASING, LEASING, D.O.O.	LJUBLJANA	SLOVENIA	100.00		9.90	100.00		9.90	UNICREDIT BANKA SLOVENIJA D.D.	(a)
					90.10			90.10	UNICREDIT GLOBAL LEASING SPA	(a)
UNICREDIT LUXEMBOURG FINANCE SA	LUXEMBOURG	LUXEMBOURG	99.93		99.93	100.00		100.00	UNICREDIT INTERNATIONAL BANK (LUXEMBOURG) SA	(a)
UNICREDIT POJIST'OVACI MAKLERSKA SPOL. S R.O.	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	UNICREDIT LEASING CZ, A.S.	(a)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
UNICREDIT PRIVATE BANKING SPA	TURIN	ITALY	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
UNICREDIT PROCESSES & ADMINISTRATION SOCIETA PER AZIONI	COLOGNO MONZESE	ITALY	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
UNICREDIT REAL ESTATE SPA	GENOVA	ITALY	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
UNICREDIT RENT D.O.O. BEOGRAD	BEOGRAD	SERBIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
UNICREDIT SECURITIES SA	BUCHAREST	ROMANIA	100.00		-	100.00		-	UNICREDIT LEASING ROMANIA IFN S.A.	(a)
					100.00			100.00	UNICREDIT TIRIAC BANK S.A.	(a)
UNICREDIT TIRIAC BANK S.A.	BUCHAREST	ROMANIA	55.26		55.21	55.26		55.21	BANK AUSTRIA CREDITANSTALT AG	(a)
					0.01			0.01	ARNO GRUNDSTUCKSVERWALTUNGS GESELLSCHAFT M.B.H.	(a)
					0.01			0.01	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
					0.01			0.01	BANK AUSTRIA-CEE BETEILIGUNGS GMBH	(a)
					0.01			0.01	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
					...			...	UNICREDIT LEASING ROMANIA IFN S.A.	(a)
					...			...	UNICREDIT SECURITIES SA	(a)
UNICREDIT XELION BANCA SPA	MILAN	ITALY	100.00		100.00	100.00		100.00	UNICREDIT PRIVATE BANKING SPA	(a)
UNICREDIT ZAGREBACKA BANKA DD	MOSTAR	BOSNIA AND HERZEGOVINA	98.67	4.69		99.46	4.94		UNICREDIT SPA	(a)
					93.98			94.52	ZAGREBACKA BANKA DD	(a)
UNICREDIT ZAVAROVALNO ZASTOPINSKA DRUZBA DOO	LJUBLJANA	SLOVENIA	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING VERSICHERUNGSSERVICE GMBH	(a)
UNICREDIT-LEASING HOMONNA INGATLNHASZNOSITO KFT	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
UNICREDIT-LEASING NEPTUNUS KFT	BUDAPEST	HUNGARY	96.67		96.67	96.67		96.67	UNICREDIT GLOBAL LEASING SPA	(a)
UNICREDIT-LEASING SATURNUS KFT	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
UNICREDITO GESTIONE CREDITI SPA BANCA PER LA GESTIONE DEI CREDITI	VERONA	ITALY	100.00	97.81		97.81	97.81		UNICREDIT SPA	(a)
					2.19			-	UNICREDITO GESTIONE CREDITI SPA BANCA PER LA GESTIONE DEI CREDITI	(a*)
UNICREDITO ITALIANO CAPITAL TRUST I	NEWARK	U.S.A.	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
UNICREDITO ITALIANO CAPITAL TRUST II	NEWARK	U.S.A.	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
UNICREDITO ITALIANO CAPITAL TRUST III	NEWARK	U.S.A.	100.00		100.00	100.00		100.00	UNICREDITO ITALIANO FUNDING LLC III	(a)
UNICREDITO ITALIANO CAPITAL TRUST IV	NEWARK	U.S.A.	100.00		100.00	100.00		100.00	UNICREDITO ITALIANO FUNDING LLC IV	(a)
UNICREDITO ITALIANO FUNDING LLC I	DOVER	U.S.A.	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
UNICREDITO ITALIANO FUNDING LLC II	DOVER	U.S.A.	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
UNICREDITO ITALIANO FUNDING LLC III	DELAWARE	U.S.A.	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
UNICREDITO ITALIANO FUNDING LLC IV	DELAWARE	U.S.A.	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
UNIMANAGEMENT SRL	TURIN	ITALY	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
UNION VERWALTUNGS- UND TREUHAND-GESELLSCHAFT MIT BESCHRANKTER HAFTUNG	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	(a)
UNITAS WOHNBAU GES.M.B.H.	WIEN	AUSTRIA	49.00		49.00	49.00		49.00	BANK AUSTRIA CREDITANSTALT WOHNBAUBANK AG	(a)
UNIVERSALE BUCHHOLZ GBR	BERLIN	GERMANY	-		-	99.50		33.33	DRITTE UNIPRO IMMOBILIEN-PROJEKTIERUNGSGES.M.B.H.	(a)
					-			66.17	UNIVERSALE INTERNATIONAL PROJEKTMANAGEMENT GMBH	(a)
UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	UNIVERSALE INTERNATIONAL REALITATEN GMBH	(a)
UNIVERSALE INTERNATIONAL POLAND SP.Z.O.O.	WARSAW	POLAND	100.00		99.57	100.00		99.57	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	(a)
					0.43			0.43	UNIVERSALE INTERNATIONAL REALITATEN GMBH	(a)

Statement of significant equity investments pursuant to art. 125 of Consob Regulation n. 11971 dated 14 May 1999 (Continued)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
UNIVERSALE INTERNATIONAL PROJEKTMANAGEMENT GMBH	BERLIN	GERMANY	100.00		100.00	100.00		100.00	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	(a)
UNIVERSALE INTERNATIONAL PROJEKTSZERVEZESI KFT.	BUDAPEST	HUNGARY	100.00		99.69	100.00		99.69	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	(a)
					0.31			0.31	UNIVERSALE INTERNATIONAL REALITATEN GMBH	(a)
UNIVERSALE INTERNATIONAL REALITATEN GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
UNIVERSALE INTERNATIONAL SPOL S.R.O., PRAG	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	(a)
UPI POSLOVNI SISTEM DOO	SARAJEVO	BOSNIA AND HERZEGOVINA	69.43		48.80	69.43		48.80	UNICREDIT ZAGREBACKA BANKA DD	(a)
					20.63			20.63	ZANE BH DOO	(a)
US PROPERTY INVESTMENTS INC.	DALLAS	U.S.A.	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
US RETAIL INCOME FUND VII, L.P.	ATLANTA	U.S.A.	25.75		25.75	25.75		25.75	KELLER CROSSING L.P.	(a)
V. QUATTRO SPA	MESTRE - VENEZIA	ITALY	100.00		100.00	100.00		100.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
V.A. HOLDING GMBH	WIEN	AUSTRIA	39.00		39.00	39.00		39.00	EK MITTELSTANDSFINANZIERUNGS AG	(a)
V.M.G. VERMIETUNGSGESELLSCHAFT MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
VANDERBILT CAPITAL ADVISORS LLC	NEW YORK	U.S.A.	100.00		100.00	100.00		100.00	PIONEER INSTITUTIONAL ASSET MANAGEMENT INC	(a)
VAPE COMMUNA LEASINGGESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		25.00	100.00		25.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
					74.80			75.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
VB PRIVATE EQUITY FUND I GBR	HAMBURG	GERMANY	25.00		25.00	25.00		25.00	BLUE CAPITAL EQUITY GMBH	(a)
VBII INDUSTRIE UND IMMOBILIEN GMBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
VBV-BETRIEBLICHE ALTERSVORSORGE AG	WIEN	AUSTRIA	13.48		13.48	13.48		13.48	BANK AUSTRIA CREDITANSTALT AG	(a)
VBW BAUEN UND WOHNEN GMBH	BOCHUM	GERMANY	10.06		10.06	10.77		10.77	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
VCI VOLTA CENTER IMMOBILIENVERWALTUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
VENETO SVILUPPO SPA	VENEZIA - MARGHERA	ITALY	15.30	15.30		15.30	15.30		UNICREDIT SPA	(a)
VERBA VERWALTUNGSGESELLSCHAFT MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
VEREINSBANK LEASING INTERNATIONAL VERWALTUNGSGESELLSCHAFT MBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	HVB LEASING GMBH	(a)
VEREINSBANK VICTORIA BAUSPAR AKTIENGESELLSCHAFT	MUNICH	GERMANY	70.00		70.00	70.00		70.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
VEREINWEST OVERSEAS FINANCE (JERSEY) LIMITED	ST. HELIER	JERSEY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
VERWALTUNGSGESELLSCHAFT KATHARINENHOF MBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
VETEX SPA	SALERNO	ITALY	80.00		80.00	80.00		80.00	BANCA DI ROMA SPA (ora UNICREDIT BANCA DI ROMA SPA)	(b)
VIENNA DC BAUTRAGER GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	WED WIENER ENTWICKLUNGSGESELLSCHAFT FUR DEN DONAURAUM AKTIENGESELLSCHAFT	(a)
VIENNA DC BUROVERMIETUNG UND VERANSTALTUNGEN GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	WED DONAU- CITY GMBH	(a)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
VIENNA DC TOWER 1 LIEGENSCHAFTSBESITS GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	WED DONAU- CITY GMBH	(a)
VIENNA DC TOWER 2 LIEGENSCHSFTBESITS GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	WED DONAU- CITY GMBH	(a)
VIENNA DC TOWER 3 LIEGENSCHAFTSBESITZ GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	WED DONAU- CITY GMBH	(a)
VINALCOOL SPA	ASSEMINI	ITALY	80.17		80.17	80.17		80.17	BANCA DI ROMA SPA (ora UNICREDIT BANCA DI ROMA SPA)	(b)
VINTNERS LONDON INVESTMENTS (NILE) LIMITED	GEORGE TOWN	CAYMAN ISLANDS	100.00		100.00	100.00		100.00	HVB INVESTMENTS (UK) LIMITED	(a)
VIRGINIA SRL	MODENA	ITALY	58.94		58.94	58.94		58.94	UNICREDIT BANCA SPA	(b)
VIVATERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB IMMOBILIEN AG	(a)
VOTIV VERSICHERUNGSVERMITTLUNGS-GESMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT VERSICHERUNGSDIENST GMBH	(a)
VUWB INVESTMENTS INC.	ATLANTA	U.S.A.	100.00		100.00	100.00		100.00	BLUE CAPITAL FONDS GMBH	(a)
W IMMOBILIEN GMBH & CO. GB KG	DUSSELDORF	GERMANY	13.64		13.64	13.64		13.64	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
WB GESELLSCHAFT ZUR VERMITTLUNG VON FINANZDIENSTLEISTUNGEN MBH I.L.	MUNICH	GERMANY	100.00		20.00	100.00		20.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
					80.00			80.00	VEREINSBANK VICTORIA BAUSPAR AKTIENGESELLSCHAFT	(a)
WP FACILITY MANAGEMENT GESELLSCHAFT M.B.H.	GOTZIS	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	(a)
WAVE SOLUTIONS HUNGARY BANK ES PENZUGYTECHNIKAI TANACSADA KFT.	BUDAPEST	HUNGARY	100.00		1.25	100.00		1.25	UNICREDIT BANK HUNGARY ZRT.	(a)
					98.75			98.75	WAVE SOLUTIONS INFORMATION TECHNOLOGY GMBH	(a)
WAVE SOLUTIONS INFORMATION TECHNOLOGY GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
WBT WOHNPARK MARKHOFGASSE VERMIETUNGS-GMBH	WIEN	AUSTRIA	99.80		99.80	99.80		99.80	M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	(a)
WCREM CANADIAN INVESTMENTS INC.	TORONTO	CANADA	100.00		100.00	100.00		100.00	BLUE CAPITAL FONDS GMBH	(a)
WCREM CANADIAN MANAGEMENT INC.	TORONTO	CANADA	100.00		100.00	100.00		100.00	BLUE CAPITAL FONDS GMBH	(a)
WEAG LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
WEALTH CAPITAL INVESTMENT INC.	DALLAS	U.S.A.	100.00		100.00	100.00		100.00	BLUE CAPITAL FONDS GMBH	(a)
WEALTH CAPITAL MANAGEMENT INC.	DALLAS	U.S.A.	100.00		100.00	100.00		100.00	BLUE CAPITAL FONDS GMBH	(a)
WEALTH MANAGEMENT CAPITAL HOLDING GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
WEALTHCAP INVESTORENBETREUUNG GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
WEALTHCAP PRIVATE EQUITY 10 GMBH &CO. KG	HAMBURG	GERMANY	100.00		50.00	100.00		50.00	BLUE CAPITAL FONDS GMBH	(a)
					50.00			50.00	WEALTHCAP INVESTORENBETREUUNG GMBH	(a)
WEALTHCAP PRIVATE EQUITY 11 GMBH & CO. KG	HAMBURG	GERMANY	100.00		50.00	100.00		50.00	BLUE CAPITAL FONDS GMBH	(a)
					50.00			50.00	WEALTHCAP INVESTORENBETREUUNG GMBH	(a)
WEALTHCAP PRIVATE EQUITY GMBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BLUE CAPITAL EQUITY GMBH	(a)
WEALTHCAP PRIVATE EQUITY MANAGEMENT GMBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BLUE CAPITAL EQUITY GMBH	(a)
WEALTHCAP PRIVATE EQUITY SEKUNDAR GMBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BLUE CAPITAL EQUITY GMBH	(a)
WEALTHCAP REAL ESTATE MANAGEMENT GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)

Statement of significant equity investments pursuant to art. 125 of Consob Regulation n. 11971 dated 14 May 1999 (Continued)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
WED DONAU- CITY GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	WED WIENER ENTWICKLUNGSGESELLSCHAFT FUR DEN DONAURAUM AKTIENGESELLSCHAFT	(a)
WED HOLDING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	48.06		48.06	48.06		48.06	BANK AUSTRIA CREDITANSTALT AG	(a)
WED WIENER ENTWICKLUNGSGESELLSCHAFT FUR DEN DONAURAUM AKTIENGESELLSCHAFT	WIEN	AUSTRIA	100.00		38.00	100.00		38.00	BANK AUSTRIA CREDITANSTALT AG	(a)
					62.00			62.00	WED HOLDING GESELLSCHAFT M.B.H.	(a)
WEILBURG GRUNDSTUCKVERMIETUNGSGESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.99		99.99	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
WERTWEISER GMBH	MUNICH	GERMANY	50.00		50.00	50.00		50.00	HVB EXPERTISE GMBH	(a)
WIEN MITTE IMMOBILIEN GMBH	WIEN	AUSTRIA	50.00		50.00	50.00		50.00	BA-CA WIEN MITTE HOLDING GMBH	(a)
WIENER BORSE AG	WIEN	AUSTRIA	12.21		11.71	12.21		11.71	BANK AUSTRIA CREDITANSTALT AG	(a)
					0.50			0.50	SCHOELLERBANK AKTIENGESELLSCHAFT	(a)
WIENER KREDITBURGSCHAFTSGESELLSCHAFT M.B.H.	WIEN	AUSTRIA	24.49		24.49	24.49		24.49	BANK AUSTRIA CREDITANSTALT AG	(a)
WIRTSCHAFTS- UND DIENSTLEISTUNGSPARK STADTGUT STEYR GMBH	STEYR	AUSTRIA	12.43		12.43	12.43		12.43	BANK AUSTRIA CREDITANSTALT AG	(a)
WIRTSCHAFTSVEREIN DER MITARBEITERINNEN DER BANK AUSTRIA CREDITANSTALT, REG.GEN.M.B.H.	WIEN	AUSTRIA	54.66		54.66	54.66		54.66	BANK AUSTRIA CREDITANSTALT AG	(a)
WOM GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
XAA AGENZIA ASSICURATIVA SPA	MILAN	ITALY	100.00		100.00	100.00		100.00	UNICREDIT XELION BANCA SPA	(a)
XELION DORADCY FINANSOWI SP. ZOO	WARSAW	POLAND	100.00		50.00	100.00		50.00	BANK PEKAO SA	(a)
				50.00			50.00		UNICREDIT SPA	(a)
Z LEASING ALFA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
Z LEASING ARKTUR IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
Z LEASING AURIGA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	MID GARAGEN GMBH	(a)
Z LEASING CORVUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	99.80		99.80	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
Z LEASING DORADO IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	99.80		99.80	CALG GRUNDSTUCKVERWALTUNG GMBH	(a)
Z LEASING DRACO IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)
Z LEASING GAMA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
Z LEASING GEMINI IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	MID GARAGEN GMBH	(a)
Z LEASING HEBE IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	GEBAUDELEASING GRUNDSTUCKSVERWALTUNGSGESELLSCHAFT M.B.H.	(a)
Z LEASING HERCULES IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	MID GARAGEN GMBH	(a)
Z LEASING IPSILON IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	MID GARAGEN GMBH	(a)
Z LEASING ITA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
Z LEASING JANUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)
Z LEASING KALLISTO IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
Z LEASING KAPA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)
Z LEASING KSI IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)
Z LEASING LYRA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)
Z LEASING NEREIDE IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
Z LEASING OMEGA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
Z LEASING PERSEUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	MID GARAGEN GMBH	(a)
Z LEASING POLLUX IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	99.80		99.80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
Z LEASING RIGEL IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
Z LEASING SCORPIUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
Z LEASING SIRIUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	99.80		99.80	BANK AUSTRIA CREDITANSTALT AG	(a)
Z LEASING TAURUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
Z LEASING VENUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
Z LEASING VOLANS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
ZABA TURIZAM DOO	ZAGREB	CROATIA	100.00		100.00	100.00		100.00	ZAGREBACKA BANKA DD	(a)
ZAGRA LEASING D.O.O. ZA FINANCIRANJE	ZAGREB	CROATIA	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
ZAGREB NEKRETNINE DOO	ZAGREB	CROATIA	100.00		100.00	100.00		100.00	ZAGREBACKA BANKA DD	(a)
ZAGREBACKA BANKA DD	ZAGREB	CROATIA	84.21		84.21	84.44		84.44	BANK AUSTRIA CREDITANSTALT AG	(a)
ZANE BH DOO	SARAJEVO	BOSNIA AND HERZEGOVINA	100.00		100.00	100.00		100.00	ZAGREB NEKRETNINE DOO	(a)
ZAO IMB-LEASING	MOSCOW	RUSSIA	100.00		100.00	100.00		100.00	ZAO UNICREDIT BANK	(a)
ZAO IMB-REAL ESTATE	MOSCOW	RUSSIA	100.00		100.00	100.00		100.00	ZAO UNICREDIT BANK	(a)
ZAO LOCAT LEASING RUSSIA	MOSCOW	RUSSIA	62.00		62.00	62.00		62.00	LOCAT SPA	(a)
ZAO UNICREDIT ATON	MOSCOW	RUSSIA	100.00		99.50	100.00		99.50	AI BETEILIGUNG GMBH	(a)
					0.50			0.50	UNICREDIT ATON INTERNATIONAL LIMITED	(a)
ZAO UNICREDIT BANK	MOSCOW	RUSSIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
ZB INVEST DOO	ZAGREB	CROATIA	100.00		100.00	100.00		100.00	ZAGREBACKA BANKA DD	(a)
ZETA FUNF HANDELS GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
ZETA NEUN HANDELS GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
ZUGLIA SRL IN LIQUIDATION	VICENZA	ITALY	100.00		100.00	100.00		100.00	UNICREDITO GESTIONE CREDITI SPA - BANCA PER LA GESTIONE DEI CREDITI	(b)
ZWEITE UNIPRO IMMOBILIEN-PROJEKTIERUNGSGESELLSCHAFT M.B.H.	BERLIN	GERMANY	100.00		100.00	100.00		100.00	UNIVERSALE INTERNATIONAL PROJEKTMANAGEMENT GMBH	(a)

(a) Investments, banking and trading book. (*) no voting rights ex lege.
(b) Pledge.

Certification

Certification pursuant to Art. 81-ter of CONSOB Regulation no. 11971/99, as amended

The undersigned Alessandro Profumo (as Chief Executive Officer) and Ranieri de Marchis (as the Manager Charged with preparing the financial reports), of UniCredit SpA, taking into consideration Article 154-bis (subparagraph 3 and 4) of Italian Legislative Decree February 24th 1998 n. 58, do hereby certify:

- the adequacy in relation to the Legal Entity features and
- the actual application

of the administrative and accounting procedures employed to draw up 2007 consolidated financial statements.

The adequacy of administrative and accounting procedures employed to draw up 2007 consolidated financial statements has been evaluated applying a Model defined by UniCredt SpA coherent with "Internal Controls – Integrated Framework" (CoSO) and "Control Objective for IT and Related Technologies" (Cobit), which represent international commonly accepted standards for internal control system.

The undersigned also certify that consolidated financial statements as at December 31st 2007:

a) correspond to results of the books and accounts records;

b) prepared according to International Financial Reporting Standards endorsed by EU and to Article 9 of the Legislative Decree # 38/05 (introduced EU Regulations # 1606 issued on 19 July 2002), according to our best knowledge, is suitable to provide a fair and correct representation of the situation of the assets and liabilities, the economic and financial situation of the issuer.

Milan, 12 March 2008

Alessandro Profumo

Ranieri de Marchis

Report of external auditors

Graphic development and Composition:
Mercurio S.r.l. Studi di promozione pubblicitaria - Milan

Printed: Grafiche Milani SpA (Segrate)
May 2008

Pictures

Cover and sorter pages
Courtesy Education Department of the Castello di Rivoli Contemporary Art Museum

Top managers
Courtesy Ferruccio Torboli (UniCredit Group)

UniCredit Group

UniCredit Group



2007 Annual Report: Annual Review

UniCredit S.p.A
Registered Office: Roma, via Minghetti 17
General Management: Milan, Piazza Cordusio
Registration number in the Rome Trade and Companies Register, tax Code and VAT No. 00348170101
Entered in the Register of Banks
Parent Company of the UniCredito Italiano Banking Group
Banking Group Register No. 3135.1
Member of the Interbank Deposit Protection Fund
Capital Stock: € 6,683,084,257.50 fully paid in

UniCredit Group



The Art Experience

2007 was a formative year for the bank's international activities in culture. It was a year that saw intense engagement in all the territories in which we operate.

We believe that culture, when viewed as a strategic resource, can bring tremendous value and foster new ideas. These new ideas are fundamental to innovation and sustainable social and economic growth.

In this year's annual report, we have decided to focus on images of the international events which comprised our work with important partners in art and culture rather than on individual pieces from our collection. Notable among these were events in partnership with the Education Department of the Castello di Rivoli Contemporary Art Museum.

These initiatives involving the broader public in art experiences illustrate the importance UniCredit Group attaches to entertain and promote an active dialogue with the communities in which our Group operates.
The large gatherings pictured in this report were held in city squares and museums and involved thousands of people. What you see is a single spontaneously generated expression of thousands of hands united together in a joyful and creative concert.

Contact with international artists and leading facilitators of culture, through diverse languages, styles and techniques, shows how art stimulates the development of relational and cognitive skills and the potential of the individual. Art, above all, generates significant positive energy which can connect people, bridge differences and promote dialogue. It offers an extraordinary repertoire for learning, exploring, experimenting and interpreting the present to build the future.

Art brings people together.

Which is why we say: ART TALKS.

2007 Annual Report: Annual Review



Board of Directors, Board of Statutory Auditors and External Auditors

Board of Directors

Dieter Rampl	**Chairman**
Gianfranco Gutty	**Deputy Vice Chairman**
Franco Bellei Berardino Libonati Fabrizio Palenzona Anthony Wyand	**Vice Chairmen**
Alessandro Profumo	**Managing Director/CEO**
Manfred Bischoff Vincenzo Calandra Buonaura Enrico Tommaso Cucchiani Donato Fontanesi Francesco Giacomin Piero Gnudi Friedrich Kadrnoska Max Dietrich Kley Salvatore Ligresti Salvatore Mancuso Luigi Maramotti Antonio Maria Marocco Carlo Pesenti Hans Jürgen Schinzler Nikolaus Von Bomhard Franz Zwickl	**Directors**
Lorenzo Lampiano	**Company Secretary**

Board of Statutory Auditors

Giorgio Loli	**Chairman**
Gian Luigi Francardo Siegfrid Mayr Aldo Milanese Vincenzo Nicastro	**Standing Auditors**
Massimo Livatino Giuseppe Verrascina	**Alternate Auditors**
KPMG S.p.A.	**External Auditors**


BABY

Contents

2007 Annual Review (Volume one)

Note to the Report on Operations:
The following conventional symbols have been used in the tables:
- **A dash (-)** indicates that the item/figure is inexistent;
- **Two stops (..)** or **(n.s.)** when the figures do not reach the minimum considered significant or are not in any case considered significant;
- **"N.A."** indicates that the figure is not avalaiable.

Unless otherwise indicated, all amounts are in **millions of euros.**

2007 Financial Statements (Volume two)

Corporate Social Responsibility information is being provided in the separate Sustainability Report volume



Introduction

Chairman's message to the Shareholders

> "It was a year in which UniCredit Group continued its robust growth in international markets, both organically and through strategic external initiatives."

Dear fellow Shareholders,

It is my great pleasure to present our results for 2007, which was an important year for us. It was a year in which UniCredit Group continued its robust growth in international markets, both organically and through strategic external initiatives. It was also a year marked by turmoil in the financial sector, as a result of the sub-prime crisis in the United States. The UniCredit Group not only performed well in this challenging context but, as a result of our sound risk management, was one of only a few major players in the banking sector able to avoid taking any substantial charges against sub-prime-related exposure.

The most important strategic external initiative of 2007 was the acquisition of the Capitalia Group in Italy. The merger is well underway and we will complete the integration by the end of 2008. As a result, the UniCredit Group's position in one of its core markets has been significantly strengthened.

In pursuit of this goal, we successfully completed our ambitious initiative to better manage UniCredit Group's presence in Central and Eastern Europe (CEE).

We completed the transfer of our CEE banking shareholdings (with the exception of Bank Pekao S.A.) to Bank Austria. This transfer was the logical next step in consolidating Bank Austria in its key role within the UniCredit Group, as the hub for our CEE banking activities.
Poland saw much activity in 2007. We successfully concluded the merger of BPH and Bank Pekao S.A., creating the largest bank in the CEE in terms of capitalization. Additionally, Poland saw the listing of UniCredit ordinary shares on the Warsaw Stock Exchange in December.

In the same spirit, corporate governance was the focus of much of your Board's attention in 2007. We believe that only by the adoption and implementation of clear and effective rules is it possible to fully leverage the benefits of our diverse network.

In this context, and with the aim of aligning the organization with international best practices, we revised the Board Committee structure and scope. In doing so, we established a Permanent Strategic Committee and a Corporate Governance, HR and Nominations Committee while the Remuneration Committee and the Internal & Risks Committee (former Audit Committee) remained in place.

The Permanent Strategic Committee is in charge of advising the Board on long-term and annual plans of the UniCredit Group, strategies on capital allocation, relevant M&A transactions and major changes in organizational structure.

The Corporate Governance, HR and Nominations Committee oversees nominations and evaluation of Board of Director appointments, policies for top management, policies related to the nomination of Corporate Officers of UniCredit Group subsidiaries and works continuously to further strengthen the corporate governance practices of the UniCredit Group.

The Remuneration Committee is in charge of advising the Board on the remuneration of UniCredit Directors, the CEO, CEO Office Members and the remuneration policy for our elite management and Corporate Officers in UniCredit Group subsidiaries.

The Internal & Risks Committee supports the Board ensuring that all principal corporate risks are being correctly identified and adequately measured, managed and monitored. It also supports the Board in determining criteria for ensuring the compatibility of such risks with the sound and proper management of the Company.

Moreover, in order to strengthen effective governance, three Deputy CEOs were appointed to focus on supporting the Group CEO in the implementation of the divisional model across all major territories.

The revised Committee structure and the new division of responsibilities will support the Board of Directors by allowing it to more effectively focus on the strategic issues facing the UniCredit Group.

We have worked diligently to implement a proper and sound system of governance and we commit to continue pursuing the best solutions available.

Our structure, our size and our geographical diversity require that we constantly seek to explore unknown paths, that we strive to project our core strengths internationally and that we continue to bring clear, strong and effective corporate governance to bear on our fast growing business in this rapidly changing sector.

We know, however, that rules and policies alone are not enough. Therefore, we will maintain our commitment to meeting today's challenges while seeking solutions to assure sustainable future growth for the benefit of all of our stakeholders and of the communities in which we operate.

Living UniCredit's Integrity Charter values in our everyday life lies at the heart of securing sustainable growth. This is the reason we invested in the Restorative Justice System, based on a large network of Ombudsmen, strongly committed to putting our values into practice every day. The Restorative Justice System is now fully operational in nine countries and will be extended to all the territories in which we operate.

The strong focus on improving our governance, ensuring sustainable growth, and realizing the full value of our unique strategic position and business model will continue to be the focus of your Board.

The significant efforts we have made in fostering our new group identity and bringing our Integrity Charter to life are all focused on our most important asset, our people. Together we are building a lasting business, appreciated in the communities in which we live and work. This is something of which we can all be proud. To my colleagues I offer my heartfelt thanks and appreciation for their hard work and the results of the past year.



Dieter Rampl
Chairman


UniCredit Group

UniCredit Group Profile

At a Glance: our Unique Franchise

Highlights

UniCredit Group is a major international financial institution with strong roots in Europe. It has a strong presence in 23 European countries, as well as representative offices in 27 other international markets, and employs around 170,000 people throughout the Group.

It provides a powerful combination of distribution and production capabilities as well as the full spectrum of financial services, financial products, and investment vehicles.

Over the years it has demonstrated its ability to generate profitable, sustainable growth and create significant value for its stakeholders.

UniCredit Group is well-positioned as one of the top European players in the global banking industry.

Market Capitalization (€ billion) (as at 31 December)


26.7
60.3
69.2
75.7
2004
2005
2006
2007

Banking Sector Global Market Capitalization
(€ billion) (as at 31 December 2007)


ICBC 197.0
HSBC 135.6
CCB 130.2
Bank of America 125.2
Bank of China 110.0
Citigroup 100.3
JP Morgan Chase 100.2
SCH 92.5
UniCredit 75.7
Mitsubishi UFJ 69.6
Wells Fargo & Co 69.2



— Countries where the UniCredit Group has banking subsidiaries or banks in which it has a significant equity interest.

— Countries in which the UniCredit Group operates via its own branches, representative offices, small banking subsidiaries, or investment centers (Pioneer).



(€ million)

Customers: 40 million

Employees[1]: 170,000

Branches[2]: 9,714

Operating Income*	29,655
Operating Profit*	13,346
ROE*3	17.0%
Total Assets	1,021,758

* Pro-forma figures determined as if the business combination with Capitalia had occurred on January 1, 2007.

1. "Full time equivalent" data, calculated according to a new methodology which does not include unpaid leaves. These figures include all employees of subsidiaries consolidated proportionately, such as Koç Financial Services Group employees.
2. These figures include all branches of subsidiaries consolidated proportionately, such as Koç Financial Services Group branches.
3. Calculated on the basis of the average pro-forma shareholders' equity (estimated using year-end capital and reserves, excluding reserves relating to AfS assets and cash-flow hedge, and including average non-distributable pro-forma net profit), net of goodwill arising from the business combinations with HVB and Capitalia, which were carried out with an exchange of shares and recorded in accordance with IFRS 3.

Strenghtening our Home Markets

A Powerful Network

Focus on Austria, Germany and Italy

UniCredit Group has its roots and a leading position in one of the wealthiest regions of Western Europe: Austria, Germany and Italy.

That position was strengthened in 2007 by its integration in Italy with the Capitalia Group. This move strengthened UniCredit Group's presence in one of its core markets, providing a very attractive outlook for the future.

Total assets (€ billion)

2007	805
2006	594

Branches

2007	6,276
2006	4,153





Focus on Central and Eastern European countries

UniCredit Group is the undisputed leader in Central and Eastern Europe with a market share that is double that of its closest competitors.

In 2007 UniCredit Group extended its operations in this area to 20 countries (including Central Asia).

Through the acquisition of ATF Bank, UniCredit Group has entered three new markets: Kazakhstan, Kyrgyzstan and Tajikistan. UniCredit Group has also moved to strengthen its presence in the Ukraine through the acquisition of Ukrsotsbank.

Total assets (€ billion)

2007	111
2006	95

Branches

2007	3,383
2006	3,157

UniCredit Group Profile (Continued)
Business Model

The Pillars

UniCredit Group has adopted a divisional business model.

The goal is to fully leverage its network by generating value in all of the businesses in which UniCredit Group is involved and by capitalizing on growth opportunities as they occur.



GLOBAL BUSINESS LINES
MULTI-LOCAL APPROACH


SPECIALIZED
PRODUCT
FACTORIES
ON GLOBAL SCALE
CENTRALIZATION
OF SUPPORT
SERVICES

This business model is based upon four pillars:

Delineating clear business lines - such as retail, corporate, private banking, investment banking and asset management - which are all common to the markets in which UniCredit Group operates. These are differentiated by client segment to address customer needs and to maximize their satisfaction.

Creating specific global "factories" for the development of products such as credit cards, consumer loans, mortgages and leasing in order to leverage the growing global potential for such businesses.

Centralizing support services - such as Information and Communication Technology and back office activities - in support of the daily requests of all UniCredit Group's Divisions.

Adopting a multi-local approach in order to be a true domestic player in each market, empowering UniCredit Group's local banks to oversee distribution networks and customer relationships.

Organizational Model


CEO
MANAGEMENT COMMITTEE
DEPUTY CEO
DEPUTY CEO
Asset Management Division
Poland's Markets Division
Retail Division
CEE Division
Household Financing
Corporate Division
MIB Division
Private Banking Division

The UniCredit Group's business model is enhanced by a consistent organizational approach. Its aim is to fully exploit the dynamic potential of its global network to provide organic growth through deep and historical local roots of its subsidiaries in 23 European countries.

To improve synergies among its Divisions, increase speed of service, and to support continuous innovation, UniCredit Group has adopted an organizational structure with three managerial areas, each headed by a Deputy CEO.


DEPUTY CEO
Group ICT
Group Organization & Logistics
Banking Services
GBS CEE
Business Division
Business Department
Global Banking Services Function

Business Mix

UniCredit Group has a portfolio which is diversified across business and geographical lines, with a strong commercial banking footprint. This business mix allows UniCredit Group to better withstand market turmoil.

Retail banking is the most important source of UniCredit Group's revenues, generating roughly 38% of the total. This is followed by Corporate banking, which accounts for roughly 21% of total revenues.

UniCredit Group is focused on international markets and this can be seen in its regional revenue breakdown. Italy is the principal market for UniCredit Group, however substantial revenues are derived from Germany, the CEE countries and Austria.

Revenues by Division (%)


37.7
20.9
11.6
11.2
8.2
5.2
Retail
Corporate
CEE
MIB
Poland's Markets
Private Banking
Asset Management

Revenues by Geographic Area (%)


51
17
12
9
8
3
Italy
Germany
CEE
Austria
Poland
Others

People and Values


Trust
Fairness
Freedom to act
Transparency
Reciprocity
Respect

UniCredit Group's people are its greatest asset. It is human capital that powers the profitable, sustainable growth of the UniCredit Group. That is why People Management is one of the mainstays upon which UniCredit Group's "empowering sustainability" strategy relies. And that is why the goal of Human Resources is to make UniCredit Group the Employer of Choice in all the markets in which it operates. The Group faces many challenges. In a relatively short period of time UniCredit Group has become a network of close to 170,000 employees operating in 50 countries.

To reflect this rapid growth, several organizational changes have been introduced, aimed at managing the business of recruiting, training, supporting and empowering the best people for each job, and at supporting the evolution of UniCredit Group's business model, which hinges on focused global Divisions and Competence Lines, and strong local distribution capabilities.
UniCredit Group has a robust recruiting process in place throughout the organization. This process is always consistent with our values and our strict competency models.

The Group also has major training programs in place at all levels of the organization, and in early 2007 opened UniManagement, a dedicated Learning Centre in Turin.
UniCredit Group strategies and policies consider all stakeholders. Unions are involved. Residents of the communities in which we do business are always considered and their needs addressed. When integrating a new organization, an in-depth assessment of existing technical and managerial resources is carried out. Internal "two-way" communication with managers and employees is an on-going priority.

Diversity is key asset and strength of UniCredit Group, which works to create a single culture, based on its values. This serves the company well and fosters the smooth integration into UniCredit Group of staff from merged and acquired companies.

Below are several ways in which UniCredit Group is achieving its goal of becoming the Employer of Choice wherever it does business.

The Integrity Charter

The Integrity Charter is the foundation of UniCredit Group's identity, and provides guidelines for its employees' behavior and support in handling "dilemmas" in their everyday professional life. It is based upon a core of shared values: Fairness, Transparency, Respect, Reciprocity, Freedom to act and Trust. The Integrity Charter is both a guide and a means of applying UniCredit Group's values when interacting with colleagues, customers, suppliers, investors and local communities.

Integrity Charter Day is an annual event in all the countries where the UniCredit Group operates. Each event is preceded by the participation of thousands of employees in focus groups and team meetings to explore how to better apply our core values to our daily working lives.

The Restorative Justice System

UniCredit Group designed the Restorative Justice System to resolve internal conflicts and guarantee the application of the Integrity Charter. It promotes individual responsibility and the voluntary resolution of conflict between parties. If relationships within UniCredit Group have been damaged, the Restorative Justice System serves as a forum in which disputes can be mediated. Currently the Restorative Justice System is fully functioning in nine of the countries in which UniCredit Group operates: Austria, Bulgaria, Croatia, Germany, Hungary, Italy, Poland, Slovenia and Slovakia and it will be expanded to the other countries in the future.

The Ombudsmen Network

The Restorative Justice System is supported by a group-wide Ombudsmen network that works to resolve conflicts.
The Ombudsmen are internal appointees who are independent and report directly to the UniCredit Group's Chairman. They are responsible for assessing the validity of the claims of each case.

UniQuest

UniQuest is an international development program for young people with high potential who work in the countries where UniCredit Group operates. This course was established to:

- facilitate the integration of UniCredit Group's various entities and foster the development of a European culture that is distinct but based on shared values and principles for sustainable growth;
- invest in internal growth and ensure a constant supply of young and promising talent in the Leadership Pipeline.

UniQuest is aimed at developing a diverse workplace environment where employees confidently deploy cutting-edge technologies and distance-work systems to collaborate with colleagues from different countries.

Executive Development Plan (EDP)

The EDP is the centerpiece of UniCredit Group's plan to develop leadership throughout the organization. Its central objective is to accelerate the professional growth of Group Leaders and introduce a culture of continuous development in order to build a strong Group Leadership Team.

The EDP is a structured, annual process that focuses on individual and organizational performance and development and is the primary means by which UniCredit Group invests in its top managers.

The EDP process is based on the UniCredit Group Leadership Model, which embraces professional knowledge, a strong sense of integrity and performance-oriented personal traits distinctive to the company and crucial to its long-term sustainable growth.

UniCredit Group Profile (Continued)

Master Brand Strategy: in Unity there is Strength

The UniCredit Group will now go forth as one bank under one banner in order to achieve our one goal: to be one of the top banks both in Europe and the world.

We will deliver one brand idea. We will live by one set of values. We will stake out one position. We will have one corporate mission. We will share one vision. We will be one brand – with one spirit, one identity, one personality.

That is the single-minded objective of our master brand strategy, which will unify all of our business Divisions, and all of our communications, in all 23 countries in which we operate. It is being implemented now throughout UniCredit Group.

Our one banner is our new, bold corporate signature with the number one pointing upwards and onwards. The red UniCredit Group logo will be universally applied throughout our organization. It is a fresh, forward-looking brand symbol that is destined to become a new mark of distinction in global finance.

Our one idea, as a leading European financial institution, is empowering optimism in everything we do. What distinguishes our bank and our people from our competitors is the positive, can-do spirit that we bring to every personal transaction and every business transaction that we undertake. We are known for working in a close, forward-looking partnership with our customers, helping to empower them to make the right choices for their own future.

Our one position is *"Shape your tomorrow, today."* It is a core message that states simply and clearly that we are in the business of empowering optimism. It is an uplifting message that speaks to helping people and businesses shape their own future and achieve their full potential. It will not only be the soul of our advertising, and the emotional connection to our customers, it will be the spirit of our brand. And to give our message a call to action, we will sign off with a compelling brand idea: *"Let's start."*

AUSTRIA

Bank Austria Creditanstalt
Bank Austria Creditanstalt
Schoellerbank
BANKPRIVAT
UniCredit Markets & Investment Banking

GERMANY

HypoVereinsbank
HypoVereinsbank
HypoVereinsbank
WEALTH MANAGEMENT
UniCredit Markets & Investment Banking

ITALY

UniCredit Banca
Banca di Roma
Banco di Sicilia
Bipop Carire
UniCredit Banca d'Impresa
UniCredit Private Banking
UniCredit Markets & Investment Banking

CEE

Živnostenská Banka UniCredit Group
HVB Central Profit Banka
International Moscow Bank
Bank PEKAO (Ukraine) Ltd.
HVB Bank
Bank Austria Creditanstalt
UniCredit Zagrebačka banka
UniBanka UniCredito Italiano Group

CEE

Bulbank UniCredit Group
HVB Bank Biochim
Hebros Bank
Zagrebačka banka
UniCredit Romania
HVB Tiriac Bank
Bank Pekao SA
Bank BPH
Nova Banjalučka Banka
Укрсоцбанк Member of UniCredit Group
ATF Bank Member of UniCredit Group
Koçbank
Yapı Kredi

UniCredit Group

AUSTRIA

Bank Austria
UniCredit Group

Bank Austria
Corporate Banking

Schoellerbank
Private Banking

Bank Privat
UniCredit Group

UniCredit
Markets & Investment Banking

GERMANY

HypoVereinsbank
UniCredit Group

HypoVereinsbank
Corporate Banking

HypoVereinsbank
Wealth Management

UniCredit
Markets & Investment Banking

ITALY

UniCredit Banca

UniCredit Banca di Roma

Banco di Sicilia
UniCredit Group

Bipop Carire
UniCredit Group

UniCredit
Corporate Banking

UniCredit
Private Banking

UniCredit
Markets & Investment Banking

CEE

UniCredit Bank

CEE

UniCredit Bulbank

Zagrebačka banka
UniCredit Group

UniCredit Ţiriac Bank

Under consideration

Under consideration

Under consideration

Under consideration

YapıKredi

Our one set of values is embedded in our Integrity Charter, which now forms the strong backbone of everything we do at UniCredit Group. These brand values are:

- Fairness – having one high standard in all we do, applied evenly and without discrimination
- Trust – a mutual code of honor between people that governs everything we do. It is the strong basis of our reputation, and builds the confidence in our company that is so essential to our profitable, sustainable growth
- Respect – we constantly drive to earn it, and willingly give it to those who deserve it
- Transparency – making certain that everything we do is always honest, relevant, and straightforward
- Reciprocity – actively seeking to help those around us, with the unspoken certainty that the way we treat others will have positive returns for us
- Freedom to act – fostering a culture of openness that enables our people to reach their potential and empowers them to achieve more for our customers and more for our stakeholders.

These are the values and beliefs that drive the behavior of everyone associated with the brand. They are the truths that we all live by.

Our one corporate mission

is to apply our financial expertise to create a better future for our customers, to play a leadership role in shaping the future of the financial sector, and to achieve profitable, sustainable growth in a manner that benefits society as well as our stakeholders.

Our one shared vision is the firm belief that everyone has both the right and the responsibility to shape their own future, and that the financial expertise of UniCredit Group can help people – and businesses – shape their future and achieve their potential. We see that by empowering optimism, we empower our customers to achieve more and enable our own people to achieve more.

Our one brand is UniCredit Group.

It is one brand that encompasses many strong financial institutions that have come together in the unshakable conviction that in unity there is strength.

We are one brand united in the spirit of shared values and shared responsibilities, the spirit of openness and accountability, the spirit of total commitment to sustainable growth achieved in a way that benefits not only our stakeholders, but the communities we serve, the economies of the 23 countries in which we operate, and society as a whole.

We are one brand with one clear identity – an identity symbolized by our dynamic red logo with the slanted white number one. A brand known by our customers and by the financial community as a proud and distinguished financial organization.

We are one brand with one personality. There are clear attributes that distinguish the character of our people, our communications, and the attitude we project. The result is a brand personality that is:

- Warm – honest, engaging and nurturing
- Open – democratic and involving
- Progressive – restless for change, ahead of the pack, innovative
- Quietly confident – understated yet intriguing, with a knowledge and strength that is appealing
- Pragmatic – realistic and grounded, not over-promising but over-delivering on expectations.

That is who we are. That is the UniCredit brand. One bank under one banner. Our master brand strategy is now being implemented throughout our organization. It proves that in unity there is strength. *Let's start.*



Strategy, Business Model and Results

CEO's Letter to the Shareholders



> "Last year was marked by major transactions that significantly strengthened the Group."

Dear Shareholders,

2007 saw significant growth for UniCredit Group. This growth was driven by both external and internal factors and yielded excellent business and financial results, exceeding the objectives we had set for ourselves. And it is important to note, that these results were achieved against the backdrop of a crisis of confidence in the marketplace and a financial sector unsettled by the sub-prime mortgage crisis.

Strengthening our presence in Italy and the Central and Eastern European countries

Last year was marked by major transactions that significantly strengthened the Group. These deals primarily involved the Italian and Central and Eastern European (CEE) markets and further enhanced UniCredit Group's already considerable growth potential.

In Italy, we took advantage of the unique opportunity to acquire the Capitalia Group. This transaction significantly broadened our coverage in Italy – a market which offers significant room for growth – and to achieve a leading position across all main business lines. The deal was managed with special attention to the timing of the integration and to extending our divisional business model. We mapped out a clear integration process with the goal of aligning business segments to relevant UniCredit Group entities. This alignment, and the overall integration are scheduled to be completed by the end of 2008.

In 2007, we also continued the process of strengthening our network in the CEE region through the strategic acquisitions of Ukrsotsbank in the Ukraine and ATF Bank in Kazakhstan. Both deals are perfectly in line with the UniCredit Group's clear objective to strengthen its presence in the CEE and to fully leverage its formidable network in that region.

In the Ukraine, our acquisition enabled the Group to consolidate its presence in one of the most promising markets in the CEE area. The ATF one, allowed us to penetrate three new markets – Kazakhstan, Kyrgyzstan, and Tajikistan – which are important both in terms of their size and their economic and financial growth potential.

Focus on organic growth and structural implementation in our other markets

In Germany and Austria, our focus in 2007 has been on implementing our divisional structure, and on developing organic growth initiatives. With our divisional setup now completed in both countries, the Group can leverage its common products, approaches and tools, and aim to improve results through the use of uniform service models and reporting structures.

The establishment in Munich of the hub for our Markets and Investment Banking Division, and the completion of the transfer to Bank Austria of the Group's banking shareholdings in CEE – consistently with the Bank's assigned role as the competence centre for CEE banking activities – further underlines the key role both countries have in the further development of our Group.

Another important achievement was that of rationalising our existing presence in CEE markets, where we have a strong leadership position overall and which continues to feature major growth opportunities.

More specifically, integration has been completed of Bank Pekao and BPH in Poland, one of the widest ranging initiatives of this type ever undertaken in CEE markets. We have created an operator that is a leader not only in Poland but throughout the region.

This result – together with similar integration and re-branding moves completed in the many other CEE countries where we had several banks – enables us to look ahead to the future knowing that we have significantly improved our ability to create value through the achievement of outstanding cost and revenue synergies.

A unique strategic position

Today, thanks to all of these initiatives, UniCredit Group is able to start leveraging to the fullest the enormous opportunities associated with our unique network - that of having a strong home-grown banking presence in 23 European markets. We believe it is this unequalled geographic presence in Europe, coupled with the ongoing implementation of our divisional model, that sets us apart in the European banking landscape and provides us with a key strategic advantage.
But extracting the full value out of our unique position also requires short decision-making cycles, improved coordination, and enhancing inter-divisional synergies.

To this end, the Group introduced three new operating areas run by three Deputy CEOs. This was an important organisational choice to make, but experience in these past six months has taught us, that the new CEO Office structure is starting to deliver the expected results.

Our identity and our people

Such choice, however, can only express its full value if accompanied by a strong and shared Group identity and the full exploitation of the value of the Group's human resources.

In 2007 we decided to start investing in the creation of a unified European brand, capable of conveying our network's great value and uniqueness. We began an initiative to gradually align our various brand names under the master brand "UniCredit Group". Through this alignment, we seek to convey to all stakeholders a clear message, articulating why the UniCredit Group is distinct from competitors and why it is the ideal partner for all its customers. Our objective is to increase customer retention and acquisition and to offer markets a higher level of value added services.

Developing such strong group brand identity also contributes significantly to further increasing our ability to attract and retain the best talent.

Already today, our extremely diversified profile enables us to benefit from the skills of people contributing their different backgrounds and experiences. And during 2007, we worked extremely hard at enhancing the value of this fundamental asset for our Group, convinced as we are that our people are the key to asserting ourselves as one of the most innovative forces in the European banking industry.

The "engine" underlying and driving this strategy is UniCredit Group's Integrity Charter. It is a set of Values which are increasingly supported on a group-wide level, and which enables our people to act as entrepreneurs without endangering our reputation.

In this letter I would particularly like to highlight two people-related initiatives that I consider important pillars for assuring sustainable growth for the Group over time: "International Mobility" – an initiative encouraging the exchange of professional experiences among people located in different countries – and "UniQuest" – a programme dedicated to developing new talents for an international career in the Group – are tangible demonstrations of our capacity to assure consensus for processes and procedures, thus supporting the values of the UniCredit culture.

During 2007, we once again intensified our executive development and employee training efforts. The creation of "UniManagement" – a dedicated learning centre in Turin, inaugurated in January – has as its mission to develop leaders capable of safely piloting UniCredit Group through the shifting sands of today's rapidly changing and competitive environment.

Weathering the financial turmoil

As you all know, 2007 was also a year featuring particularly challenging events. The crisis of the US real estate sector was in fact joined by marked financial turbulence relating to the valuation of the financial instruments associated with that industry. This caused growing uncertainty in financial markets, which, in turn, translated into higher costs of funding, an increased aversion to risk, and renewed regulatory pressure – which may lead to an increase in compliance costs. All these factors put pressure on the banking industry's profitability, causing many major institutions to book substantial write-downs and suffer sizable losses, which significantly eroded market confidence.

Our discipline in risk management enabled UniCredit Group to reduce an already minor exposure to U.S. sub-prime mortgages (as low as € 164 million at year-end), and profit from a structured loan portfolio of excellent quality (94% of assets at investment grade). Strong risk-control and diversification, together with our unparalleled European franchise and the unity and strength of the Group's employees, are the qualities that enabled us to weather the recent market turmoil with relative ease.

And it is indeed to our people that I express my sincere thanks for their outstanding efforts and professional skills, which have permitted us to achieve these excellent results in 2007.

Alessandro Profumo

CEO

"We believe it is this unequalled geographic presence in Europe, coupled with the ongoing implementation of our divisional model, that sets us apart in the European banking landscape and provides us with a key strategic advantage."

Report on Operations

Prefatory Note

The consolidated accounts of the UniCredit Group are prepared on the basis of IFRS as required by the Banca d'Italia instructions contained in Circular 262 dated 22 December 2005.

The report on operations provides condensed income statement and balance sheet formats. The reconciliation of these with the mandatory formats for accounts is contained in an Annex to the Accounts. The main items reclassified were the following:

- Dividends and other income includes profits (losses) of equity investments valued at equity and does not include dividend on held-for-trading shares (which are added to trading profits, hedging profits and gains on assets and liabilities designated at fair value through profit or loss).
- Net other expenses/income includes the insurance business result and other operating income/expense, but does not include recoveries of costs, which have their own item.
- Payroll costs, Other administrative expenses, Amortization, depreciation and impairment losses on intangible and tangible assets and Provisions for risks and charges are net of costs connected to integration with Capitalia and HVB, which have their own item. Value adjustments of property, plant and equipment do not include impairment losses and write-backs on investment property, which are recognized in net income from investments.
- Impairment of goodwill due to recognition of deferred tax assets arising from losses carried forward by the HVB Sub-Group have been reclassified as income tax for the period.
- Net income from investments includes the gains (losses) and write-downs (write-backs) of available-for-sale financial assets and held-to-maturity investments, as well as gains (losses) on associates and disposals of investments.

During 2007 the most significant changes in the scope of consolidation related mainly to:

- absorption of Capitalia SpA by UniCredit effective 1 October 2007. Initial consolidation of the Capitalia Group, as more fully described in Part G of the Notes to the Accounts, occurred as from that date in accordance with IFRS 3 – Business Combinations. The section of the Report on Operations entitled "The Business Combination with Capitalia" also gives the pro-forma income statement for the year, as if the transaction had been completed on 1 January 2007;
- inclusion in the HVB Group of three Retail Division subsidiaries (Planethome AG and its subsidiaries Planethome GmbH and Enderlein) and one Private Banking Division entity (Wealth Management Capital Holding GmbH) in H1 2007, and the entry of three Aton Group companies purchased by BA-CA in July, as well as of the JSC ATF Bank Group purchased by BA-CA in November 2007. In Q4 the four conduits set up by HVB (BUFCO, Black Forest, Arabella and Salome, while Bavaria TRR has not been consolidated as it was wound up at the end of February 2008) and the Euro Immo Profil property fund were consolidated;
- the exit of Indexchange and HVB Payments & Services GmbH, which were sold by HVB in H1 2007, the exit of LocatRent which Locat sold at the end of August 2007, as well of FMS Bank, sold by HVB in December 2007.

Comparability with the 2006 Income Statement is affected by further changes in the scope of consolidation, viz. the sale of Splitska Banka, Uniriscossioni, 2S Banca and Banque Monégasque de Gestion in 2006. For like-with-like comparison purposes, the condensed income statement also includes the change in individual items over 2006, on a continuing business basis and using the same exchange rates used to translate subsidiaries' income statements.

The main assets recognized under IFRS 5 as "Non-current assets and disposal groups classified as held for sale" in the balance sheet as at 31 December 2007 were those relating to the BPH200 Group to be sold under the agreement reached with the Polish authorities (see the section "Corporate transactions and rationalization of Group operations"), and assets relating to IRFIS-Mediocredito della Sicilia SpA.

Segment reporting is in accordance with the organizational structure approved by the Board of Directors in July 2007, which separated the two components of the former Private Banking and Asset Management Division. The income statements of the seven business divisions (Retail, Corporate, Private Banking, Asset Management, Markets and Investment Banking, Poland's Markets, and Central Eastern Europe) close with gross profit from continuing operations. Poland's Markets and Central Eastern Europe also show net profit in the appropriate section.

In 2007 the Divisions' subsidiaries changed under the following reorganizations:

- transfer of HVB's global financial services from MIB to Corporate Banking
- transfer of two leasing companies from CEE to Corporate following reorganization of leasing within the Corporate Banking Division
- transfer of CAIB International and its subsidiaries from Corporate to MIB
- transfer of LocatRent from Corporate to the Corporate Center.

The Divisions' income statements for previous periods have been restated to take account of these changes.

In order to preserve the broad comparability of the Divisions as between 2006 and 2007, the Q4 2007 results of the former Capitalia Group have not been distributed among the Divisions, but are entirely included in the "Parent Company and Other Subsidiaries (including adjustments)" segment.

Financial Highlights

Income Statement

(€ million)

	YEAR 2007	YEAR 2006	CHANGE
Operating income	25,893	23,464	+ 10.4%
Operating costs	14,081	13,258	+ 6.2%
Operating profit	11,812	10,206	+ 15.7%
Profit before tax	9,355	8,210	+ 13.9%
Net Profit attributable to the Group	**5,961**	**5,448**	**+ 9.4%**

Profitability Ratios

	YEAR 2007	YEAR 2006	CHANGE
EPS (€)	0.54	0.53	+ 0.01
ROE[1]	15.6%	16.7%	- 1.1
Cost/income ratio	54.4%	56.5%	- 2.1
EVA[2] (€ million)	2,697	2,392	+ 305

Balance Sheet Main Items

(€ million)

	AMOUNTS AS AT 31.12.2007	AMOUNTS AS AT 31.12.2006	CHANGE
Total assets	1,021,758	823,284	+ 24.1%
Loans and receivables with customers	574,206	441,320	+ 30.1%
Deposits from customers and debt securities in issue	630,533	495,255	+ 27.3%
Shareholders' equity	**57,724**	**38,468**	**+ 50.1%**

Capital Ratios

	AS AT 31.12.2007	AS AT 31.12.2006	CHANGE
Core Tier 1/Total risk-weighted assets	5,83%	5,82%	+ 0,01
Total regulatory capital/Total risk-weighted assets	10,11%	10,50%	- 0,39

Employees and Branches

	AS AT 31.12.2007	AS AT 31.12.2006	CHANGE
Employees [3]	169,816	137,197	+ 32,619
Employees (subsidiaries are consolidated proportionately)	159,949	127,731	+ 32,218
Branches [4]	9,714	7,357	+ 2,357

Ratings

	SHORT-TERM DEBT	MEDIUM AND LONG-TERM	OUTLOOK
FITCH RATINGS	F1	A+	POSITIVE
Moody's Investors Service	P-1	Aa2	STABLE
Standard & Poor's	A-1	A+	STABLE

Note: The Capitalia Group was consolidated as of 1 October 2007 and its income statement is therefore included in consolidation only in respect of Q4 2007.

1. Calculated on the basis of the average shareholders' equity for the period (excluding dividends to be distributed and reserves in respect of AfS assets and cash-flow hedge). For comparability purposes, shareholders' equity of Q4 is included net of goodwill arising from the business combination with Capitalia.
2. Economic Value Added, equal to the difference between NOPAT (net operating profit after taxes) and the cost of capital.
3. "Full time equivalent" data, calculated according to a new methodology which does not include unpaid leaves. These figures include all employees of subsidiaries consolidated proportionately, such as Koç Financial Services Group employees.
4. These figures include all branches of subsidiaries consolidated proportionately, such as Koç Financial Services branches. The December 2006 figure has been restated pro-forma to ensure comparability with the subsequent quarterly figures (approximately 90 branches more).

Condensed Accounts

Consolidated Balance Sheet (€ million)

	AMOUNTS AS AT		CHANGE	
	31.12.2007	31.12.2006	AMOUNT	PERCENT
Assets				
Cash and cash balances	11,073	5,681	+ 5,392	+ 94.9%
Financial assets held for trading	202,343	191,593	+ 10,750	+ 5.6%
Loans and receivables with banks	100,012	83,715	+ 16,297	+ 19.5%
Loans and receivables with customers	574,206	441,320	+ 132,886	+ 30.1%
Financial investments	62,207	59,130	+ 3,077	+ 5.2%
Hedging instruments	2,442	3,238	- 796	- 24.6%
Property, plant and equipment	14,437	8,615	+ 5,822	+ 67.6%
Goodwill	19,115	9,908	+ 9,207	+ 92.9%
Other intangible assets	5,738	3,428	+ 2,310	+ 67.4%
Tax assets	11,144	7,746	+ 3,398	+ 43.9%
Non-current assets and disposal groups classified as held for sale	6,375	573	+ 5,802	n.s.
Other assets	12,666	8,337	+ 4,329	+ 51.9%
Total assets	**1,021,758**	**823,284**	**+ 198,474**	**+ 24.1%**
Liabilities and shareholders' equity				
Deposits from banks	160,601	145,683	+ 14,918	+ 10.2%
Deposits from customers and debt securities in issue	630,533	495,255	+ 135,278	+ 27.3%
Financial liabilities held for trading	113,657	103,980	+ 9,677	+ 9.3%
Financial liabilities designated at fair value	1,967	1,731	+ 236	+ 13.6%
Hedging instruments	4,944	3,708	+ 1,236	+ 33.3%
Provisions for risks and charges	8,793	6,871	+ 1,922	+ 28.0%
Tax liabilities	7,510	6,094	+ 1,416	+ 23.2%
Liabilities included in disposal groups classified as held for sale	5,027	97	+ 4,930	n.s.
Other liabilities	26,262	17,123	+ 9,139	+ 53.4%
Minorities	4,740	4,274	+ 466	+ 10.9%
Shareholders' equity	57,724	38,468	+ 19,256	+ 50.1%
- Capital and reserves	*50,995*	*30,855*	*+ 20,140*	*+ 65.3%*
- Available-for-sale assets fair value reserve and cash-flow hedging reserve	*768*	*2,165*	*- 1,397*	*- 64.5%*
- Net profit	*5,961*	*5,448*	*+ 513*	*+ 9.4%*
Total liabilities and shareholders' equity	**1,021,758**	**823,284**	**+ 198,474**	**+ 24.1%**

Note: the Balance Sheet as at 31 December 2007 includes the former Capitalia Group.

Consolidated Income Statement

(€ million)

	YEAR		CHANGE		
	2007	2006	€M	PERCENT	ADJUSTED[1]
Net interest	13,965	12,155	+ 1,810	+ 14.9%	+ 9.3%
Dividends and other income from equity investments	878	705	+ 173	+ 24.5%	+ 12.9%
Net interest income	**14,843**	**12,860**	**+ 1,983**	**+ 15.4%**	**+ 9.5%**
Net fees and commissions	9,430	8,348	+ 1,082	+ 13.0%	+ 8.3%
Net trading, hedging and fair value income	1,057	1,922	- 865	- 45.0%	- 45.9%
Net other expenses/income	563	334	+ 229	+ 68.6%	+ 77.3%
Net non-interest income	**11,050**	**10,604**	**+ 446**	**+ 4.2%**	**+ 0.7%**
OPERATING INCOME	**25,893**	**23,464**	**+ 2,429**	**+ 10.4%**	**+ 5.5%**
Payroll costs	-8,210	-7,845	- 365	+ 4.7%	- 1.1%
Other administrative expenses	-4,938	-4,431	- 507	+ 11.4%	+ 4.7%
Recovery of expenses	360	285	+ 75	+ 26.3%	- 2.3%
Amortisation, depreciation and impairment losses on intangible and tangible assets	-1,293	-1,267	- 26	+ 2.1%	- 4.0%
Operating costs	**-14,081**	**-13,258**	**- 823**	**+ 6.2%**	**+ 0.6%**
OPERATING PROFIT	**11,812**	**10,206**	**+ 1,606**	**+ 15.7%**	**+ 11.9%**
Goodwill impairment	-1	-9	+ 8	- 88.9%	- 93.2%
Provisions for risks and charges	-663	-473	- 190	+ 40.2%	+ 29.5%
Integration costs	-1,174	-465	- 709	+ 152.5%	- 92.8%
Net write-downs of loans and provisions for guarantees and commitments	-2,152	-2,233	+ 81	- 3.6%	- 8.2%
Net income from investments	1,533	1,184	+ 349	+ 29.5%	- 20.1%
PROFIT BEFORE TAX	**9,355**	**8,210**	**+ 1,145**	**+ 13.9%**	**+ 17.6%**
Income tax for the period	-2,677	-2,138	- 539	+ 25.2%	+ 29.7%
NET PROFIT	**6,678**	**6,072**	**+ 606**	**+ 10.0%**	**+ 13.3%**
Profit (Loss) from non-current assets held for sale, after tax	-	56	- 56	- 100.0%	
PROFIT (LOSS) FOR THE PERIOD	**6,678**	**6,128**	**+ 550**	**+ 9.0%**	**+ 13.3%**
Minorities	-717	-680	- 37	+ 5.4%	+ 2.1%
NET PROFIT ATTRIBUTABLE TO THE GROUP	**5,961**	**5,448**	**+ 513**	**+ 9.4%**	**+ 14.7%**

Note: The 2007 Income Statement includes Q4 data of the former Capitalia Group. See the Chapter "The Business Combination with Capitalia" for the pro-forma income statement for the whole year.

1. At constant FX and scope of consolidation. 2007 data do not include integration costs relating to the Capitalia business combination and the capital gains from the disposal of Mediobanca stake.

Income Statement - Quarterly figures

Consolidated Income Statement (€ million)

	2007				2006			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net interest	4,289	3,251	3,188	3,237	3,250	3,002	2,942	2,961
Dividends and other income from equity investments	291	152	325	110	180	150	268	107
Net interest income	**4,580**	**3,403**	**3,513**	**3,347**	**3,430**	**3,152**	**3,210**	**3,068**
Net fees and commissions	2,687	2,134	2,334	2,275	2,155	1,951	2,109	2,133
Net trading, hedging and fair value income	-321	-11	559	830	234	431	564	693
Net other expenses/income	131	166	141	125	45	96	101	92
Net non-interest income	**2,497**	**2,289**	**3,034**	**3,230**	**2,434**	**2,478**	**2,774**	**2,918**
OPERATING INCOME	**7,077**	**5,692**	**6,547**	**6,577**	**5,864**	**5,630**	**5,984**	**5,986**
Payroll costs	-2,445	-1,904	-1,817	-2,044	-2,021	-1,926	-1,948	-1,950
Other administrative expenses	-1,492	-1,155	-1,171	-1,120	-1,156	-1,095	-1,057	-1,123
Recovery of expenses	158	67	70	65	100	64	66	55
Amortisation, depreciation and impairment losses on intangible and tangible assets	-428	-289	-289	-287	-369	-289	-303	-306
Operating costs	**-4,207**	**-3,281**	**-3,207**	**-3,386**	**-3,446**	**-3,246**	**-3,242**	**-3,324**
OPERATING PROFIT	**2,870**	**2,411**	**3,340**	**3,191**	**2,418**	**2,384**	**2,742**	**2,662**
Goodwill impairment	-	-	-1	-	-9	-	-	-
Provisions for risks and charges	-511	-38	-70	-44	-274	-56	-79	-64
Integration costs	- 1,104	-35	-19	-16	-361	-52	- 52,0	-
Net write-downs of loans and provisions for guarantees and commitments	-573	-504	-510	-565	-552	-665	-501	-515
Net income from investments	1,145	73	89	226	108	450	449	177
PROFIT BEFORE TAX	**1,827**	**1,907**	**2,829**	**2,792**	**1,330**	**2,061**	**2,559**	**2,260**
Income tax for the period	-436	-612	-808	-821	-345	-442	-634	-717
NET PROFIT	**1,391**	**1,295**	**2,021**	**1,971**	**985**	**1,619**	**1,925**	**1,543**
Profit (Loss) from non-current assets held for sale, after tax	-	-	-	-	-	17	16	23
PROFIT (LOSS) FOR THE PERIOD	**1,391**	**1,295**	**2,021**	**1,971**	**985**	**1,636**	**1,941**	**1,566**
Minorities	-159	-173	-194	-191	-92	-174	-230	-184
NET PROFIT ATTRIBUTABLE TO THE GROUP	**1,232**	**1,122**	**1,827**	**1,780**	**893**	**1,462**	**1,711**	**1,382**

Note: Q4 2007 data include the former Capitalia Group.

UniCredit Share

Share Information	2007	2006	2005	2004	2003	2002	2001	2000	1999
Share price (€)									
- maximum	7.646	6.727	5.864	4.421	4.425	5.255	5.865	6.115	5.787
- minimum	5.131	5.564	4.082	3.805	3.144	3.173	3.202	3.586	3.845
- average	6.541	6.161	4.596	4.083	3.959	4.273	4.830	4.976	4.606
- end of period	5.659	6.654	5.819	4.225	4.303	3.808	4.494	5.572	4.924
Number of outstanding shares (million)									
- at period end [1]	13,278.4	10,351.3	10,303.6	6,249.7	6,316.3	6,296.1	5,046.4	5,024.2	4,976.2
- shares cum dividend	13,195.3	10,357.9	10,342.3	6,338.0	6,316.3	6,296.1	5,131.1	5,024.2	5,014.2
of which: savings shares	*21.7*	*21.7*	*21.7*	*21.7*	*21.7*	*21.7*	*21.7*	*21.7*	*21.7*
- average[1]	11,071.6	10,345.2	6,730.3	6,303.6	-	-	-	-	-
Dividend									
- total dividends (€ million)	3,431	2,486	2,276	1,282	1,080	995	724	649	648
- dividend per ordinary share	0.260	0.240	0.220	0.205	0.171	0.158	0.141	0.129	0.129
- dividend per savings share	0.275	0.255	0.235	0.220	0.186	0.173	0.156	0.137	0.137

1. The number of shares is net of own shares.

Earnings Ratios	IAS/IFRS				ITALIAN GAAP					
	2007	2006	2005	2004	2004	2003	2002	2001	2000	1999
Shareholders' equity (€ million)	**57,724**	**38,468**	**35,199**	**14,373**	**14,036**	**13,013**	**12,261**	**9,535**	**8,644**	**7,708**
Group portion of net profit (€ million)	**5,961**	**5,448**	**2,470**	**2,069**	**2,131**	**1,961**	**1,801**	**1,454**	**1,395**	**1,287**
Net worth per share (€)	4.35	3.72	3.42	2.30	2.21	2.06	1.95	1.89	1.72	1.55
Price/ Book value	1.30	1.79	1.70	1.84	1.91	2.09	1.96	2.38	3.24	3.18
Earnings per share (€)	0.54	0.53	0.37	0.33	0.34	0.31	0.29	0.28	0.28	0.26
Payout ratio (%)	57.6	45.6	92.1	-	60.2	55.1	55.2	49.8	46.5	50.3
Dividend yield on average price per ordinary share (%)	3.97	3.90	4.79	-	5.02	4.32	3.70	2.92	2.59	2.80

EPS - Earnings pershare (€)



0.26
0.28
0.28
0.29
0.31
0.34
0.33
0.37
0.53
0.54
1999
2000
2001
2002
2003
2004
2004 IAS/IFRS
2005 IAS/IFRS
2006 IAS/IFRS
2007 IAS/IFRS

Macroeconomic and Banking Scenario

The year 2007 was an unusual one for the global economy and international finance. It started well, with the world economy promising to maintain the strong growth rate of around 5% it had achieved for three consecutive years. The US Federal Reserve kept interest rates unchanged at 5.25% at the beginning of 2007, in view of the moderate but positive rate of economic expansion and despite the relatively high rate of inflation and continuing problems in the real property sector, which had first emerged in 2006.

The European Central Bank, in contrast, continued to tighten its monetary policy by increasing rates to 4% from 3.50% in December 2006. It indicated its intention to maintain a tightening bias in light of the expected growth of the economy and the emergence of inflationary pressures. However, at the beginning of August, the US real property market crisis was compounded by significant turbulence in financial markets. This turbulence stemmed from uncertainties relating to the valuation of securitized financial instruments, such as asset-backed securities (ABS) guaranteed by mortgages to US borrowers (particularly in the US subprime segment) and collateralized debt obligations (CDOs) based on subprime loans, as well as from the actual size of international lenders' exposure to subprime mortgages.

US GDP and residential investments


24
14
4
-6
-16
-26
US: GDP q/q ann. % chg.
US: Residential investment q/q ann. % chg.
1998-Q3
2000-Q1
2001-Q3
2003-Q1
2004-Q3
2006-Q1
2007-Q3

Oil prices and EUR/USD


1,55
1,45
1,35
1,25
1,15
1,05
0,95
0,85
105
95
85
75
65
55
45
35
25
15
Eur/USD
Oil price (Brent), RS
Jan-01
Nov-01
Sep-02
Jul-03
May-04
Mar-05
Jan-06
Nov-06
Sep-07

Industrial Production Index by Regions


116
114
112
110
108
106
104
102
100
98
96
Italy
Germany
Eurozone
Austria
Jan-06
Apr-06
Jul-06
Oct-06
Jan-07
Apr-07
Jul-07
Oct-07

These growing fears led to a sudden crunch in the interbank market, which created a huge liquidity crisis at global level. In Europe, the spread between the three-month interbank rate and the rate on overnight futures with the same maturity date, usually limited to a narrow range of a few basis points (5 on average in the first six months of the year) rose to 70bps at the end of September and to 92bps at the beginning of December. The main central banks acted jointly to inject liquidity into the financial system in order to avoid a worsening of the crisis.

Nonetheless, the liquidity crisis had some negative consequences. Banks' cost of capital increased, and spreads on bank and corporate bonds generally widened. This sudden turmoil created the pre-conditions for a credit crunch in the United States. Unavoidable credit rationing by lenders became a further threat to the US economy, which was already in decline. These tensions were compounded by a surge in the price of raw materials, with Brent crude prices reaching almost $100 a barrel and widespread increases of food prices creating further inflationary pressures in the second half of the year. These pressures undoubtedly contributed to the further slowdown of the US economy. In Q4 2007, the US GDP slowed sharply, recording annualized growth of 0.6% and resulting in just 2.2% growth for the whole of 2007.

The deterioration of the US economic outlook was matched by the strong appreciation of the euro, which reached an all-time high of almost 1.50 against the dollar in the second half of the year. Clearly, the strengthening of the euro is counterproductive for the EU economies, whose productivity suddenly fell in Q4 2007, particularly in Italy, but also in other European countries. Nevertheless, economic indicators would have shown at year-end a situation not too dissimilar from that of 2006, and in line with expectations. Economic expansion in Germany averaged 2.6% in 2007, broadly in line with EU growth (2.7%), while GDP rose 1.8% in Italy and 3.4% in Austria. Future trends are worrying, however, in light of signs of a slowdown that emerged towards the end of 2007 and of increasing inflationary pressures, which will inevitably affect the ECB's monetary policy.

In 2007, Central and Eastern European (CEE) countries enjoyed, as they did in 2006, a strong rate of economic growth, +6.6% y/y on average for the whole region. This growth was underpinned almost everywhere by investment and consumer spending. Exports also remained favorable in many countries. However, the Hungarian economy suffered from a restrictive fiscal stabilization plan implemented by the government.

CEE countries were only marginally affected by the liquidity and credit crisis that originated in the US subprime loan market in the second half of the year. However, risk aversion has grown among international investors who have now started to avoid CEE markets. Less politically stable countries in the Baltic region and in southeastern Europe suffered the most, with a marked deterioration in their country risk, foreign exchange rates and equity markets.

Despite greater volatility, exchange rates continued to strengthen, particularly in Central and Eastern European countries. The Romanian leu saw a reversal in the trend of excessive overvaluation it witnessed in the past few years, entering a correction phase in the second half of the year, which brought it back to 2005 levels. On the other hand, growing political imbalances and the downgrading of the country's outlook from "stable" to "negative" by Standard & Poor's further contributed to the worsening of Romanian economic trends in November.

Inflationary pressures grew in the second half of the year across the whole region, due to both strong domestic demand, underpinned by a severely restricted offer, and external factors, such as the global increase in oil and wheat prices. Accordingly, central banks opted to implement restrictive monetary policy stances rather than to cut rates. In particular, the central banks of Poland and the Czech Republic increased rates by 100bps to 5.0% and 3.50% respectively. The Romanian central bank, after cutting rates by 1.75% in the first half of the year, reverted to a restrictive policy towards the end of the year, increasing rates by 0.50%. Tightening measures aimed at limiting lending growth were implemented in Bulgaria, Croatia, Serbia and Bosnia. In contrast, the Turkish central bank cut rates by 1.75% in order to avoid a further slowdown in the country's economy. Similarly, in Q4 2007 the Russian central bank implemented measures aimed at facilitating the refinancing of the banking system in order to alleviate the negative impacts of the liquidity crisis.

The main drivers of banking profitability in the major Eurozone economies in the second half of 2007 were only partly affected by the turmoil in the financial markets. In particular, the credit market seemed relatively immune to the liquidity crisis, thanks to the solid growth of lending, especially in the corporate sector. On the other hand, however, the substantial losses suffered by equity markets and continuing volatility strongly affected the investment choices of consumers, whose decision to avoid higher-risk assets had considerable repercussions on the mutual fund sector.

In 2007, lending continued to show robust growth in all main Eurozone economies, particularly in the corporate sector. In Italy, total loans to the private sector grew by 9.9% y/y in 2007 (as compared to 11% in 2006). Loans to non-financial companies increased by 13.1% y/y in 2007 (as against 12.4% in 2006), while household loans continued to grow, albeit not as rapidly as in previous years, continuing the slowdown that began at the end of 2006 (+7.6% in 2007 as against +9.9% in 2006). This was primarily attributable to higher interest rates and a slight deterioration in the real property market.

In Germany, loan demand from corporate borrowers was particularly strong despite the continuing weak trend in the general loan market. Total loans increased slightly at year-end 2007 (+0.7% y/y), after the virtual stagnation shown at the end of 2006 (-0.1%). The faster growth of loans to non-financial businesses, +5.5% y/y in December from +1.9% in December 2006, partly offset the negative trend in household loans (-1.3% in December 2007 vs. 0% in 2006) and public sector borrowing (-7.6% vs. +5.2% in 2006). In Austria, growth in loans to non-financial companies in 2007 (+7.5% in December 2007 vs. +4.6% in 2006) was matched by continued sharp

Banking and Financial Markets (Continued)

increases in residential mortgage loans, +7.2% in 2007, as compared to +7.6% in 2006. However, consumer credit showed a marked slowdown in all main Eurozone economies.

Direct deposit volumes grew strongly in 2007, thanks to a growing preference in Germany and Austria, and in the Eurozone in general, for less-liquid deposits (time deposits) that pay higher interest than current accounts. This positive trend was driven by an increase in demand from non-financial businesses and households. In Austria, deposits overall rose 12.1% y/y in December 2007 from 4.4% in 2006, while time deposits rose 13.6% compared with 4.4% in 2006. In Germany, time deposits grew 16.9% y/y in December compared with 11.4% in 2006, while total deposits were up 7.7% (vs. 5.2% in 2006). In Italy, the best performers were bank bonds (+11.5% y/y in November 2007 vs. 11.4% in 2006) and government securities, while current account deposits grew only 4.3% y/y in November (as against 6.5% in 2006).

In 2007, intermediated volumes improved, and banking spreads (i.e., the difference between lending and deposit rates) gradually widened. This trend was more marked in Italy but less pronounced in Austria and even less so in Germany where the spread further contracted. Italian spread widened by another 18 bps to 4.12% in December 2007, compared to 3.94% in December 2006. In Austria, the spread remained unchanged at 2.38% as in 2006, while German spread narrowed by 37bps y/y from 3.22% in December 2006 to 2.85% in 2007.

In the end, the financial crisis caused equity markets to fall in the last few months of 2007, marking the end of an extraordinary bull market that had lasted three years. Yet the main financial markets still managed to end the year on a positive note compared to the previous period. In 2007, the MSCI Pan-Euro Index closed at +3.3% vs. 2006, while the Austrian Stock Exchange rose by 1.1% y/y. Despite market turbulence and increased volatility, the German DAX index strongly over performed, ending the year with a 22.3% y/y gain. The Italian equity market continued to lose ground however, ending the year 7% lower than in 2006. Overall, the performance of mutual funds was in line with equity market trends.

In Germany, investment funds ended the year posting substantial gains, despite the decline shown in the last few months, while in Italy the sector recorded one of the worst performances ever, and Austrian funds moved only slightly into negative territory.

In 2007, German investment funds recorded a net inflow of €49 billion, with assets under management rising 4.4% y/y. The Austrian market fell 1.9% y/y, with a net outflow of €2.7 billion, while in Italy investment funds showed a net outflow of €53 billion, with assets under management down 6.4% at year-end 2007.

Group Results and Performance

In 2007 the Group was engaged on several fronts in creating value for our stakeholders. Growth was achieved both organically by increasing sales and strengthening customer relationships, as well as increasing the efficiency of our structures and processes, and externally by means of acquisitions in key markets: in October the absorption of Capitalia SpA in Italy, in December the acquisition of ATF Bank in Kazakhstan, and in January 2008 that of Ukrsotsbank in Ukraine.

When analyzing 2007 results, it should be borne in mind that Capitalia's contribution applied to Q4 only. This commentary on 2007 will therefore use, when indicated, like-for-like figures[1] when comparing performance over 2006.

Despite the complexity of its operations and the difficult market situation, the Group reached its objectives: net profit was close to €6 billion, a 9.4% increase over 2006, but 14.7% on a like-with-like basis. Profit per share was 54 €cents as against 53 €cents in 2006. ROE was 15.6% and thus almost in line with 2006's 16.7%. Economic Value Added was €2.7 billion.

Operating profit reached €11.8 billion, a like-for-like increase of 11.9%. This significant improvement over 2006 was due both to revenue growth to €25.9 billion, which grew by 5.5%, and to our continuing cost-containment policy – costs grew only 0.6% year on year.

Almost all our divisions made strong contributions to operating profit: once again Central and Eastern Europe (CEE) and Poland's Markets returned excellent performances with increases of 28% and 16% respectively; Private Banking

1. On a like-with-like basis not including 2007 integration costs relating to the Capitalia business combination or the capital gain on the sale of the Mediobanca shares.

grew strongly, by 30%; and these were accompanied by the results of the divisions that make the largest contributions to the consolidated results, viz., Retail, which grew by 16.4% and Corporate Banking, up by 7.2%. Markets and Investment Banking (MIB) returned excellent results in the first half of 2007, but market turmoil starting in August caused operating profit to decline in the second half and an overall drop of 10.6% for the full year. UniCredit Group's international diversification is also clear from these results. Our core markets – Italy, Germany and Austria – consolidated their performance and central and eastern European markets continued on their growth path.

Operating income grew uniformly across the various businesses. At constant exchange rates and on a continuing business basis, the Group's growth was almost entirely due to net interest income, which rose by 9.5%, while net non-interest income was stable, growing by 0.7%. The latter was mainly due to the performance of MIB: the financial markets' crisis caused a sharp contraction of 45.9% in the Group's net trading, hedging and fair value income. Most of the divisions experienced a reduction: -34% in Corporate Banking, -28% CEE and -54% for MIB itself. A breakdown of the other components of growth shows that it was relatively balanced between the divisions.

Net interest income was €14 billion: its rate of growth (+9.3% on a like-with-like basis) was due on the one hand to interest rate rises, which boosted the profitability of deposits, and on the other, by a significant increase in lending volume. Retail's net interest income grew by 7%, that of Corporate Banking by 4.9%, CEE's by 22.6%. MIB's performance – a 26.3% increase in net interest income – offset the Markets segment's losses thanks to an excellent performance by Financing.

Net customer loans stood at €574 billion at December 31, 2007 having expanded by 30% in 2007, including Capitalia. Net of Capitalia the stock was €476 billion, an increase of 7.8% over 2006. The main drivers of lending growth were Corporate Banking (+9%) and CEE (+31%, strong growth in Turkey, Russia and Hungary). Product factories also performed well: leases grew by 25% and consumer credit by 25.7% on a like-with-like basis, whereas residential mortgage lending was largely unchanged.

Summary result (€ billion)


2006
2007
10.2
11.8
5.4
6.0
2.4
2.7
Operating Profit
Net Profit
EVA

Breakdown of operating income (€ billion)


Other Revenues
Trading Profit
Net Commissions
Net Interests
1
8.3
12.2
1.4
9.4
14.0
2006
2007

Lending and deposits (€ billion)


2006
2007
441
574
288
391
246
258
Loans
Deposits
Assets under Management

Group Results and Performance (Continued)

Customer deposits (excluding securities in issue) stood at €391 billion including Capitalia, an increase of 36% over 2006. Net of Capitalia the stock was €328 billion, an increase of 14%: here too Corporate Banking showed impressive growth of 20%, as did Retail (+10%).

Net fees and commissions totaled €9.4 billion, an increase of 8% net of Capitalia. This comprised a significant advance in fees and commission from asset management and administration, which were €4.7 billion and rose by 12.1%, and especially segregated accounts (+19.7%).
This good result was achieved despite a fall in the Group's Asset Management Division's assets under management, which stood at €258 billion at year-end, a contraction of 7% (excluding Capitalia), which was in strong contrast with the trend of the first half of 2007 (+9%) and was caused by the financial markets' crisis in the second half of the year, which affected net inflows adversely.

Net fees and commissions (€ million)

	YEAR		CHANGE	
	2007	2006	ACTUAL	NET OF CAPITALIA
Asset management, custody and administration:	4,671	4,030	+ 15.9%	+ 12.1%
segregated accounts	*372*	*295*	*+ 26.1%*	*+ 19.7%*
management of collective investment funds	*2,398*	*2,169*	*+ 10.6%*	*+ 7.1%*
insurance products	*630*	*555*	*+ 13.5%*	*+ 6.1%*
securities dealing, placement and other services	*1,271*	*1,011*	*+ 25.7%*	*+ 23.9%*
Current accounts, loans and guarantees	2,040	1,917	+ 6.4%	+ 0.5%
Collection and payment services	1,509	1,380	+ 9.3%	+ 6.6%
Forex dealing	604	534	+ 13.1%	+ 12.7%
Other services	606	487	+ 24.4%	+ 3.3%
Total net fees and commissions	**9,430**	**8,348**	**+ 13.0%**	**+ 8.0%**

Operating costs (€ billion)


Other Operating Costs
Staff expenses
5.4
7.8
5.9
8.2
2006
2007

Satisfactory income performance was thus in line with the average development of volumes, which over the year made an increase in management fees possible. Commission earned on forex trading and foreign business grew well (+12.7% net of Capitalia), as did collection and payment services fees (+6.6% net of Capitalia).

The 46% drop in overall net trading, hedging and fair value income was as mentioned mainly attributable to MIB (-53.7%), whose investments and trading positions were seriously under pressure in the situation that emerged: MIB coped well with the crisis and managed the negative scenario containing its losses. The contraction was also due to a repositioning of the business increasing the weight of net interest income. The fair value of its Generali option grew well and contributed some €147 million to the change in the trading result over 2006.

Operating costs were €14 billion, and were in line with 2006 (a slight rise of 0.6%) on a like-with-like basis, due to a balanced combination of restructuring and efficiency increases on the one hand and development initiatives on the other.

Pay roll expense was €8.2 billion: on a like-with-like basis this was a reduction of 1.1%, and was attributable to optimization of the use of human resources, a reduction in variable compensation following MIB's outturns and the effects of Italian and Austrian pension reform, which offset the payroll increases in CEE countries due to network expansion.

2. FTE is a measure including all those on the payroll minus secondees to other companies and those on unpaid leave, and plus secondees from other companies; all staff categories are accounted for pro rata to hours worked (the hours for which the employer bears a cost).
3. These figures include all employees of subsidiaries consolidated proportionately, such as Koç Financial Services Group employees.

The full time equivalent (FTE[2]) headcount was 169,816[3] at December 31, 2007, as against the 2006 figure of 137,197. This net increase mainly comprised:

- the absorption of the Capitalia group (+26,750 people);
- the acquisition of ATF Bank, Kazahkstan (+5,260 people);
- newly consolidated companies including Aton (+260 people) and Planet Home (+299 people) and business development in Corporate and Retail;
- the opening of new branches in Russia and Turkey (+2,641 people); and
- a total reduction of some 4,200 people principally in CEE businesses, including Bulgaria (-916 people, o/w 514 following the sale of Optima) and Slovakia (-96 people), through outsourcing in Turkey (-820 people), by PAS (-420 people) and by HVB IS (-316 people) and through rationalisation of former Capitalia subsidiaries (-704 people).

Other administrative expense amounted to just under €5 billion, which was a 4.7% like-for-like increase, mainly due to new branch openings in CEE (especially Turkey, Russia and Hungary), Group HQ developing projects to be used across the Group (e.g., Basel II and Treasury), business expansion in the Divisions (particularly Retail and Corporate) and outsourcing carried out by GBS in Germany (greater administrative expense replaces staff cost).

Depreciation and amortization of tangible and intangible assets fell by 4% at constant exchange rates and businesses, thanks to a reduction in the depreciation and amortization of Global Banking Services assets, especially in Austria and Germany, due to the fact that there was extraordinary depreciation in Germany in 2006 and that 2006 was the last year of depreciation of the ICT systems purchased at the time of the Bank Austria-Creditanstalt merger in Austria. Depreciation and amortization fell in some CEE countries mainly due to the one-off costs recognized in 2006 due to the merging of certain banks, e.g. Tiriac Bank in Romania.

Loans to Customers Asset Quality (€ million)

	NON-PERFORMING LOANS	DOUBTFUL LOANS	RESTRUCTURED LOANS	PAST-DUE LOANS	IMPAIRED LOANS	PERFORMING LOANS	TOTAL
As at 31.12.2007							
Face value	27,759	5,937	1,654	1,856	**37,206**	559,895	**597,101**
as a percentage of total loans	*4.65%*	*0.99%*	*0.28%*	*0.31%*	***6.23%***	*93.77%*	
Writedowns	17,827	1,827	449	188	**20,291**	2,604	**22,895**
as a percentage of face value	*64.2%*	*30.8%*	*27.1%*	*10.1%*	***54.5%***	*0.5%*	
Carrying value	9,932	4,110	1,205	1,668	**16,915**	557,291	**574,206**
as a percentage of total loans	*1.73%*	*0.72%*	*0.21%*	*0.29%*	***2.95%***	*97.05%*	
of which: UniCredit net of Capitalia							
Face value	17,723	4,362	1,218	1,177	**24,480**	466,387	**490,867**
as a percentage of total loans	*3.61%*	*0.89%*	*0.25%*	*0.24%*	***4.99%***	*95.01%*	
Writedowns	11,050	1,219	421	107	**12,797**	2,135	**14,932**
as a percentage of face value	*62.3%*	*27.9%*	*34.6%*	*9.1%*	***52.3%***	*0.5%*	
Carrying value	6,673	3,143	797	1,070	**11,683**	464,252	**475,935**
as a percentage of total loans	*1.40%*	*0.66%*	*0.17%*	*0.22%*	***2.45%***	*97.55%*	
As at 31.12.2006							
Face value	17,698	4,847	4,394	1,016	**27,955**	429,108	**457,063**
as a percentage of total loans	*3.87%*	*1.06%*	*0.96%*	*0.22%*	***6.12%***	*93.88%*	
Writedowns	10,886	1,259	1,388	146	**13,679**	2,064	**15,743**
as a percentage of face value	*61.5%*	*26.0%*	*31.6%*	*14.4%*	***48.9%***	*0.5%*	
Carrying value	6,812	3,588	3,006	870	**14,276**	427,044	**441,320**
as a percentage of total loans	*1.54%*	*0.81%*	*0.68%*	*0.20%*	***3.23%***	*96.77%*	

Group Results and Performance (Continued)

Our cost/income ratio thus improved markedly. The Group ratio fell from 56.5% at end 2006 to 54.4% at end 2007.

These good operating results were accompanied by significant improvements in credit risk. Net impairment losses on loans and receivables and provisions on guarantees and commitments amounted to €2.2 billion, a reduction of 8.2% from 2006 on a like-with-like basis. This result was due to a significant contribution by most divisions, thanks to an improvement in Italian, Austrian and German credit processes, and a significant writeback in the MIB Division.
CEE was an exception, with a 25% increase in provisioning due to growth in lending, especially in Russia, Romania and Bulgaria, without impairing the quality of the portfolio. This figure is confirmed by the improvement in the cost of risk, which fell by 7bp in the CEE region and even more markedly in Germany, -24bp, and Austria, -58bp, while in Italy it increased slightly (+4bp).

Asset quality data point up the effectiveness of the risk management rationalization and harmonization carried out in 2007. At end 2007 face-value impaired loans were €37 billion or 6.23% of total loans and receivables; doubtful and non-performing loans were just over €33 billion.

Balance-sheet values show the reduction achieved by the Group: total impaired loans fell from 3.23% to 2.45% of total loans and receivables, net of Capitalia, thanks to the careful and precise risk management throughout the Group. Following the acquisition of Capitalia the ratio rose to 2.95% demonstrating that, despite the addition of a riskier portfolio, the Group retained its restructuring capability. In line with this prospect coverage rose from 48.9% to 52.3%, and reached 54.5% with the inclusion of Capitalia.

Integration costs following the combination with Capitalia were €1.2 billion: this charge related principally to leaving incentives, but also included write-offs of assets mainly in the IT area. It is important to note that almost all these costs were charged in 2007 and that the integration process is proceeding even more rapidly than was planned both at HQ and divisional level: synergies achieved will be greater than expected and will accrue earlier than expected.

Net investment income was €1.5 billion (up by 30%) and was principally due to the sales of stakes in Mediobanca for €600 million, FMS Bank for 290 million, and Borsa Italiana for 190 million.

Taking into account general provisions of €663 million (up by 30% on a like-with-like basis), profit before tax for the year was €9.4 billion, an increase of 17.6% at constant exchange rate and businesses.

Tax was €2.7 billion (up by 30% on a like-with-like basis) and included one-off charges of €360 million due to the effect of Italian and German taxation reform on net deferred tax. This was why the tax-rate rose from 26% in 2006 to 28.6% in 2007 despite greater capital gains from disposal of equity interests.

Group net profit thus reached €6 billion, an increase of 14.7% on a like-with-like basis, which was achieved despite the difficult market situation and thanks to the numerous initiatives in which the Group was involved on several fronts in Italy and internationally.

Reconciliation of Parent Company to Consolidated Accounts (€ million)

	SHAREHOLDERS' EQUITY	OF WHICH: NET PROFIT
Balance as at 31 December 2007 as per UniCredit SpA Accounts	**50,620**	**1,866**
Surplus over carrying values	10,777	6,809
- subsidiaries (consolidated)	*10,492*	*6,586*
- associates accounted for at net equity	*285*	*223*
Reversal of Parent Company reserve from internal business combinations	-3,818	0
Dividends received in the period by the Holding Company	-	-2,706
Other reclassifications on consolidation	145	-8
Balance as at 31 December 2007 attributable to the Group	**57,724**	**5,961**
Minorities	4,740	717
Balance as at 31 December 2007 (minorities included)	**62,464**	**6,678**

Additional Information on Structured Instruments, US Subprime Risk, Conduits, SIVs and Derivatives with Customers

The deterioration of US Subprime Mortgages, which occurred in the second half of 2007, caused credit spreads to widen and reduced the liquidity of the securitized credit market.

This market scenario increased the demand for disclosure of the Group's exposure to these instruments and, more generally, of the measurement and risk management criteria used for the whole structured finance area.

1. Valuation Principles

The Group's business in structured interest-rate, equity and credit instruments (including exposures to US Subprime and US Alt-A) as well as in derivatives closed with customers is mainly concentrated in our Markets & Investment Banking Division.

These instruments are valued in accordance with the instructions contained in the BIS's International Convergence of Capital Measurement and Capital Standards (the "Basel II Report") transposed by Banca d'Italia's Circular 263 in December 2006.

In detail: these positions are valued using available, independent market prices, i.e., they are marked to market provided that the instrument is quoted in active markets. If market prices are not available, the Group marks to model using models that are in line with evaluation methodologies generally accepted and used by market's participants and that refer to market prices as far as possible. Valuation models applied include discounting cash flows techniques as well as techniques for the estimation of volatility. Valuation models are reviewed both when they are developed and periodically in order to grant their consistency.

In order to ensure that valuation models are objective, the Group uses:

- independent price verification (IPV) and
- fair value adjustments.

Independent price verification entails the monthly checking of position prices by risk management units which are independent of the units trading the positions. Verification entails comparison of daily prices and adjustments in line with valuations obtained from independent market participants.

In addition to independent price verification the following fair value adjustments are carried out also for accounting purposes:

- Close-Out Costs: this adjustment reflects the cost that the bank would bear to close out the net financial risk in its portfolio by applying the bid/offer spread seen in the market for each risk factor.
- Less Liquid Positions: this adjustment is made whenever market prices are considered unrepresentative of the price at which the position could be unwound, due to the volume or frequency of trades, the limited number of market participants or the size of the position held.
- Model Risk: this adjustment is made, in respect of financial instruments marked to model, to take into account the possibility that the fair value produced by the model differs from the sale price of the financial instrument.

2. Risk Management Principles

As for all the instruments included in the trading portfolio, Value at Risk is the main risk management tool for structured products.

The following chart compares the structured credits portfolio's VaR with the VaR of the whole Markets & Investment Banking Division:

Value at Risk (€ million)



Overall MIB
Structured Credit
23.0
13.7
18.7
10.5
19.4
9.6
28.2
13.8
39.6
22.6
Q4 06
Q1 07
Q2 07
Q3 07
Q4 07

Additional Information on Structured Instruments, US Subprime Risk, Conduits, SIVs and Derivatives with Customers (CONTINUED)

The amount of structured credit exposure did not increase in the second half of 2007; the VaR of these instruments did, however, double since the beginning of the crisis, due to increased market volatility.

The following table compares the VaR of the various structured finance portfolios with the VaR of the whole Markets & Investment Banking Division at end 2007.

VaRas of (31/12/2007) (€ million)


39.6
22.6
22.3
38.0
MIB
Structured Credit
Other structured finance
Markets

In 2007, the MIB Division areas that deal in structured products recognized no losses, with the exception of Structured Credit which recorded a total loss of €431 million.

The following table summarizes the Q3 and Q4 2007 results of the Structured Credit area:

€ MILLION	Q4 2007	Q3 2007
Losses	- 149	-174
Capital losses on valuation	-277	-282
Other costs	-50	184
Total	**-476**	**-272**

3. Group US Subprime Exposure

The Group's exposure to subprime financial instruments is not significant.

As indicated in the following table, the Group has subprime exposure of €164 million which is due to investments in RMBS and CDOs of ABS (including SIV exposure and retained interests).

€ MILLION	BOOK VALUE	FAIR VALUE	FACE VALUE
US Subprime RMBS	88.5	88.7	94.2
CDOs of ABS with Partial Subprime	72.4	72.4	151.1
Total	**160.9**	**161.1**	**245.3**

Further, the Group also has exposures arising from retained interests held by Pioneer Investments in the amount of €1 million and positions amounting to €2 million arising from investments in Structured Investment Vehicles.

As shown in the following table, 99% of these positions are rated A or better[1].

€ MILLION	RATING					
TYPE	AAA	AA	A	BBB	UNRATED	TOTAL
CDOs of ABS with partial Subprime	61.2	4.2	6.1	-	0.9	72.4
RMBS US Subprime	88.7	-	-	-	-	88.7
Total	**149.9**	**4.2**	**6.1**	**-**	**0.9**	**161.1**

4. Group Exposure to Conduits

The Group acts as sponsor of both Arbitrage and Customer Conduits.

The Group is the sponsor of the following conduits: Arabella, Salome, Black Forest, Bavarian Universal Funding Corporation (BUFCO) and Bavaria TRR. In December 2007 the conduit Maximilan MCC was wound up.

Starting from the 2007 financial period, these conduits are consolidated in the Group's consolidated financial statements, with the exception of Bavaria TRR, which was wound up in February 2008.

These vehicles invest in several type of assets (rated securities, corporate loans, auto loans/leases, equipment leases, consumer loans, small business loans, trade receivables, consumer receivables, health care receivables, residential mortgages and commercial mortgages).

The following table discloses the assets held by Group's conduits together with the measurement criteria used.

CONDUIT	ASSET CLASS	ASSET TOTAL (€ MILLION)	MEASUREMENT STANDARD
Arabella (Customer Conduit)			
	Loans and receivables	1,953	Amortised cost
Salome (Customer Conduit)			
	Loans and receivables	1,854	Amortised cost
Black Forest (Customer Conduit)			
	Loans and receivables	635	Amortised cost
Bufco (Arbitrage Conduit)			
	Financial assets at fair value through profit or loss	326	Fair value
	Financial assets available for sale	436	Fair value
	Financial assets held to maturity	217	Amortised cost
	Total	*979*	
Bavaria TRR (Customer Conduit)			
	Financial assets held for trading	4,744	Fair value
Total		**10,165**	

1. SIVs and retained interests are excluded

Additional Information on Structured Instruments, US Subprime Risk, Conduits, SIVs and Derivatives with Customers (Continued)

Impairment losses recognized on these exposures amounted to €2 million. Additionally the Group incurred further losses of €20 million arising from the sale of ABS by BUFCO to HVB.
Bavaria TRR and Maximilian MCC were wound up without incurring any loss.

The following table reports exposures towards own conduits (in terms of liquidity line, stand by letter of credit and securities subscribed):

EXPOSURES	AMOUNT (€ MILLION)
Liquidity lines granted	5,400[2]
Liquidity lines drawn	-
Guarantees provided	2,460[2]
Securities issued and subscribed by Group's legal entities	4,685[2]

2. Such exposures relates to own conduits which have been consolidated

Exposures related to own conduits have been eliminated in the preparation of consolidated financial statements.

The following table shows liquidity lines and guarantees, in the form of stand-by letters of credit, provided to third parties' conduits:

	AMOUNT (€ MILLION)
Liquidity lines granted	540
Liquidity lines drawn	-
Guarantees provided	10

5. The Group's Exposure to SIVs

Unicredit Group does not sponsor Structured Investment Vehicles, but simply invests in capital notes issued by SIVs. Accordingly, SIVs are not consolidated in the Group's financial statements.

The Group's total exposure to securities issued by SIVs amounts to €77 million. In 2007 the Group recognized losses, both realized and unrealized, of €98 million.

The following table details capital notes held by the Group.

As at 31/12/2007 no liquidity lines or guarantees of any kind granted to SIVs were outstanding.

NAME	ISTRUMENT TYPE	AMOUNT (€ MILLION)	% OF PORTFOLIO	ASSET CLASS	BOOK VALUE (€ MILLION)
Harrier Finance	Capital Notes	10.2	1.5%	HFT	2.2
K2 Corporation	Series 2 - Capital Notes	13.6	2.6%	HTM	-
Nightingale Finance	Capital Notes	13.6	6.6%	HTM	6.8
Parkland Finance	Capital Notes	20	8.5%	HTM	10
Maisnail II ltd.	Capital Notes	17	7.5%	HFT	-
Cheyne Finance	Capital Notes	18.7	4.4%	HFT	-
Sigma Finance	Capital Notes	57.7	2.1%	HTM	57.7
Dorada Corporation	Capital Notes	13.6	3.2%	HTM	-
Total		**164.4**			**76.7**

6. Trading Derivatives with Customers

The business model governing derivatives trading with customers provides for centralization of market risk in the MIB Division, while credit risk is assumed by the Group company which, under the divisional or geographical segmentation model, manages the relevant customer's account.

The Group's operational model provides for customer trading derivatives business to be carried on, as part of each subsidiary's operational independence:

- by the Italian commercial banks that close transaction in OTC derivatives in order to provide non-institutional clients with products to manage currency, interest-rate and price risk. Under these transactions, the commercial banks transfer their market risks to the MIB Division by means of equal and opposite contracts, retaining only the relevant counterparty risk. The commercial banks also place or collect orders on behalf of others for investment products with embedded derivatives (e.g., structured bonds).
- by the MIB Division operating with large corporates and financial institutions, in respect of which it assumes and manages both market and counterparty risk.
- by HVB AG, BA-CA AG and Pekao, which transact business directly with their customers.

The Italian commercial banks' total exposure to non-institutional clients was €1,245 million, of which €1,014 million referred to UniCredit Banca d'Impresa and €231 million to former Capitalia Group banks.

UniCredit Group trades OTC derivatives on a wide range of underlyings, e.g.: interest rates, currency rates, share prices and indexes, commodities (precious metals, base metals, petroleum and energy materials) and credit rights.

OTC derivatives offer considerable scope for personalization: new payoff profiles can be constructed by combining several OTC derivatives (for example, a plain vanilla IRS with one or more plain vanilla or exotic options). The risk and the complexity of the structures obtained in this manner depend on the respective characteristics of the components (reference parameters and indexation mechanisms) and the way in which they are combined.

Credit and market risk arising from OTC derivatives business is controlled by the Chief Risk Officer competence line (CRO) in the Parent and/or in the Division or subsidiary involved. This control is carried out by means of guidelines and policies covering risk management, measurement and control in terms of principles, rules and processes, as well as by setting VaR limits.

This business with non-institutional clients does not entail the use of margin calls, whereas with institutional counterparties (dealt with by the MIB Division) recourse may be made to credit risk mitigation techniques, for example "netting" and/or collateral agreements.

In addition to the information given in 1. *Valuation Criteria* above, it should be noted that write-downs and write-backs of derivatives to take account of counterparty risk are determined in line with the procedure used to assess other credit exposure, specifically:

- Performing exposure to non-institutional clients of the Italian commercial banks is valued in terms of PD (Probability of Default) and LGD (Loss Given Default), in order to obtain a value in terms of 'expected loss' to be used for items designated and measured at fair value.
- Non-performing positions are valued in terms of estimated expected future cash flow according to specific indications of impairment (which are the basis for the calculation of the amount and timing of the cash flow).

The impact on the 2007 Income Statement of write-downs and write-backs of derivatives to take account of counterparty risk totaled a positive contribution of €17 million mainly due to reduction of fair value exposure.

Economic Value Added (EVA)

Principles of Value Creation and Disciplined Capital Allocation. Capital Ratios

With the aim of creating value for our shareholders, the Group's strategic guidelines require that its asset portfolio be optimised through a process of capital allocation to each business line in relation to its peculiar risk profile and ability to generate extra income measured as EVA, which is the main performance indicator related to TSR (Total Shareholder Return).

The business mix determined by this process of capital allocation has enabled the Group to generate constantly increasing EVA over time.

Developing the Group's business with the goal of creating value requires a disciplined process of capital allocation and management through all the phases of the planning and control process, i.e.:

- Proposing risk propensity and capitalisation targets
- Analysing risk associated with value creation drivers and consequent allocation of capital to business lines and individual business units
- Assigning risk adjusted performance targets
- Analysing the impact on the value of the Group and the creation of value for our shareholders
- Drawing up and proposing the financial plan and dividend policy.

The process of allocation is based on a 'dual track' logic, i.e., the higher between economic capital and regulatory capital (Core Tier 1) is allocated at the consolidated level and for each business line/business unit.

EVA generated by the Group and the Divisions (€ million)

	YEAR	
	2007	2006
Retail	692	247
Corporate	691	549
Private Banking	206	128
Asset Management	551	467
Markets & Investment Banking	581	682
Poland Markets	473	351
Central Eastern Europe (CEE)	575	447
Other components[1]	-1,072	-479
Total	**2,697**	**2,392**

1. Global Banking Services Division, Corporate Centre, Splitska banka, Capitalia, interdivisional adjust-ments and consolidation adjustments not associated to individual Divisions.

Capital Ratios (€ million)

	YEAR	
	2007	2006
Total Capital	56,474	44,330
Tier 1 Ratio	36,577	29,385
Core Tier 1	32,570	24,591
Total RWA	558,639	422,291
Total Capital Ratio	**10.11%**	**10.50%**
Tier 1 Ratio	**6.55%**	**6.96%**
Core Tier 1 Ratio	**5.83%**	**5.82%**

If economic capital is higher, this approach makes it possible to allocate the real risk capital which Banca d'Italia does not consider yet and, if regulatory capital is higher, to allocate capital in accordance with the regulatory rules.

The Group manages its capital actively by monitoring regulatory capital ratios, anticipating the changes necessary to achieve its targets and optimising its assets and equity.

Planning and monitoring refer on the one hand to Shareholders' Equity and the composition of regulatory capital (Core Tier 1, Tier 1, Lower and Upper Tier 2 and Tier 3 Capital) and on the other hand to the Risk-Weighted Assets (RWAs).

For each fiscal year the Group sets a Core Tier 1 ratio target ensuring that its rating is in line with the larger international banking groups.

Divisional Results

Despite the great changes taking place, which have affected the UniCredit Group both within and outside Italy, the Divisions successfully focused on their businesses and returned results that were well in line with the objectives set at the beginning of 2007.

Operating profit saw the highest growth and contributed significantly to the UniCredit Group's results as reflected by the achievements of the CEE Division (+28%) and Retail (+16.4%). Efficiency indicators improved markedly, especially the cost/income ratio.

Pre-tax profit had double-digit increases in all areas. The core businesses of Retail and Corporate Banking strengthened, and the development of non-Italian markets continued. At the same time, UniCredit MIB's slowdown was contained despite the difficulties encountered by the markets in the second half of 2007.

When viewed as a whole, the UniCredit Group continues its intelligent management of a diverse portfolio of businesses, which provides a balanced approach to investment risk helping to protect against market turmoil and economic downturns. This appropriately meets the needs of a broad cross-section of customers in many different locations.

Main Divisional Figures (€ million)

	RETAIL	CORPORATE	PRIVATE BANKING	ASSET MANAGEMENT	MARKETS & INVESTMENT BANKING	POLAND'S MARKETS	CENTRAL EASTERN EUROPE (CEE)	PARENT CO. AND OTHER SUBSIDIARES (CONSOLIDATION ADJUSTMENT INCLUDED)	CONSOLIDATED GROUP TOTAL
Operating Income									
2007	8,132	5,186	1,165	1,395	2,796	2,386	3,367	1,466	25,893
Change over 2006	*5.2%*	*6.1%*	*9.2%*	*4.7%*	*-9.7%*	*11.9%*	*20.3%*	*n.s.*	*10.4%*
Operating costs									
2007	-5,212	-1,714	-712	-607	-1,408	-1,113	-1,729	-1,586	-14,081
Change over 2006	*-0.2%*	*3.8%*	*-0.8%*	*-1.5%*	*-8.7%*	*8.0%*	*13.8%*	*n.s.*	*6.2%*
OPERATING PROFIT									
2007	2,920	3,472	453	788	1,388	1,273	1,638	-120	11,812
Change over 2006	*16.4%*	*7.2%*	*29.8%*	*10.1%*	*-10.6%*	*15.6%*	*28.1%*	*n.s.*	*15.7%*
PROFIT BEFORE TAX									
2007	1,850	2,619	442	805	1,898	1,229	1,342	-830	9,355
Change over 2006	*37.8%*	*10.6%*	*33.9%*	*20.7%*	*23.6%*	*23.0%*	*27.7%*	*n.s.*	*13.9%*
EVA									
2007	692	691	206	551	581	473	575	-1,072	2,697
Change over 2006	*445*	*142*	*78*	*84*	*-101*	*122*	*128*	*-593*	*305*
Cost/income ratio									
2007	64.1%	33.1%	61.1%	43.5%	50.4%	46.6%	51.4%	n.s.	54.4%
Change over 2006	*-345 bp*	*-72 bp*	*-618 bp*	*-273 bp*	*50 bp*	*-171 bp*	*-295 bp*	*n.s.*	*-212 bp*
Employees[1]									
as at 31 December 2007	35,093	9,384	3,549	2,212	3,464	25,469	43,647	46,998	169,816
Change over 31 December 2006	*259*	*569*	*199*	*-66*	*246*	*-177*	*6,199*	*25,390*	*32,619*

Note: the column "ParentCo. and other subsidiaries" included Q4 2007 data of the former Capitalia Group.

1. "Full time equivalent" data, calculated according to a new methodology which does not include unpaid leaves. These figures include all employees of subsidiaries consolidated proportionately, such as Koç Financial Services Group employees.

Financial Performance

The UniCredit Group's Retail Division focuses on the financial needs of the mass-market and of affluent individuals, together with small businesses in Italy, Germany and Austria.

The Division's goal over time is to maintain sustainable growth rates in a European environment of increasing competition, more restrictive regulations and turbulence in financial markets.

The Retail Division (net of the component attributable to the former Capitalia Group) reported profit before tax of €1,850 million, an increase of €507 million or 38% over 2006, which also included a portion of integration costs of about €250 million resulting from the merger with the Capitalia Group. Excluding these costs, profit before tax would have been up by 56% over 2006 (+€757 million y/y).

This excellent performance was due to the combined impact of an increase in interest rates (one-month Euribor rose by 116 basis points over the 2006 average), an increase in loans and (direct and indirect) deposits and significant cost reductions in Germany and Austria (of 3% and 4% respectively). Operating income rose by 5% from 2006 to €8,132 million as a result of both interest income (€5,056 million, +7% y/y) and service revenues (€3,076 million, +2% y/y).

Total operating costs stood at €5,212 million, slightly down from the previous year (-0.2% from 2006). The only increase in expenses was reported in Italy (+3% y/y) and was the result of planned expansion and the international launch of UniCredit Consumer Financing and UniCredit Banca per la Casa.

The cost-income ratio fell to 64.1% (i.e., 3% lower than in 2006), as a result of better operating efficiency.

Cost-control management posted solid results on FTE figures reduction: the service model right-sizing reduced FTE figures by 2.3% over 2006 (from 35,901 – recast including all perimeter changes in 2007 to 35,093)

The components described above generated an operating profit of €2,920 million (representing an increase of €411 million, +16% y/y).

The extraordinary action taken on net impairment losses on loans and provisions in Austria and Germany in 2006 and gradual alignment of credit practices and processes to the UniCredit Group's best practice drove the sharp reduction in net write-downs (€818 million, -24% y/y) with a resulting improvement in the cost of risk, which stabilized at 0,9% (-28 bps y/y).

Retail Division customer loans increased to about €144 billion (up by 4% over 2006). Customer deposits, including Securities in issue, rose by 7% year on year (from €146 billion to €156 billion).

Excellent net profit growth together with the optimization of risk-weighted assets (RWA) produced EVA of €692 million, +445 million y/y. As a result, the RARORAC ratio improved by 832 basis points to about 13%, and the ratio of revenues to average RWA also rose by 49 basis points y/y to 9%.

At year-end, total RWA rose by €1,9 billion over December 2006 due to the combined impact of an increase in loan volume and of transactions to optimize RWA through the securitization of mortgage portfolios (residential mortgage-backed securities with nominal value of €3.9 billion at UniCredit Banca and €4.3 billion at HypoVereinsbank).

The increase in the customer satisfaction index (from the TRI*M stakeholder management research system) contributed to the excellent results, especially in Italy and Germany.

In Italy, the TRI*M index rose considerably in 2007, from 58 to 62. All segments contributed to this growth - especially the Mass Market segment (where it rose from 59 to 63), the Affluent segment (from 55 to 60) and the Small Business segment (from 53 to 59).

Income Statement

(€ million)

	YEAR		CHANGE		QUARTERS		
	2007	2006	AMOUNT	%	4Q 07	3Q 07	4Q 06
Operating income	8,132	7,729	403	+ 5.2%	2,032	2,006	1,910
Operating costs	-5,212	-5,220	8	- 0.2%	-1,339	-1,303	-1,221
Operating profit	2,920	2,509	411	+ 16.4%	693	703	689
Net write-downs on loans	-818	-1,074	256	- 23.8%	-256	-180	-348
Profit before tax	1,850	1,343	507	+ 37.8%	199	511	280

Balance Sheet

(€ million)

	AMOUNTS AS AT		CHANGE		AMOUNTS	CHANGE	
	31.12.2007	31.12.2006	AMOUNT	%	30.09.07	AMOUNT	%
Loans to customers	143,738	138,838	4,900	3.5%	142,012	1,726	1.2%
Customer deposits (incl. Securities in issue)	155,932	146,181	9,751	6.7%	153,345	2,587	1.7%
Total RWA	91,923	90,026	1,897	2.1%	91,646	277	0.3%
RWA for Credit Risk	90,639	88,611	2,028	2.3%	90,299	340	0.4%

Key Ratios and Indicators

	YEAR		CHANGE	
	2007	2006	AMOUNT	%
EVA (€ million)	692	247	445	+ 180.2%
Absorbed Capital (€ million)	5,357	5,367	-10	- 0.2%
RARORAC	12.92%	4.60%	832bp	
Operating Income/RWA (avg)	8.94%	8.45%	49bp	
Cost/Income	64.1%	67.5%	-345bp	
Cost of Risk	0.91%	1.19%	-28bp	

Staff Numbers

	YEAR		CHANGE	
	31.12.07	31.12.06	AMOUNT	%
Full Time Equivalent	35,093	34,834	259	+ 0.7%

Breakdown of loans by country and deposits

(€ million)

	LOANS TO CUSTOMERS		CHANGE	DEPOSITS FROM CUSTOMERS AND DEBT SECURITIES IN ISSUE		CHANGE
	31.12.07	31.12.06	%	31.12.07	31.12.06	%
Italy	80,334	71,829	+ 11.8%	94,616	87,313	+ 8.4%
Germany	42,649	46,235	- 7.8%	31,852	29,031	+ 9.7%
Austria	20,755	20,774	- 0.1%	29,464	29,837	- 1.3%
Total	**143,738**	**138,838**	**+ 3.5%**	**155,932**	**146,181**	**+ 6.7%**

The ability to stand out from the competition was achieved through significant initiatives aimed at making the sales network more aware of customer satisfaction.
Specifically, major investments were made in training (e.g., the "I'm a Customer" project), which involved over 8,500 members of the sales staff in courses dedicated to customer satisfaction.

Analyses of customer satisfaction produced useful information for improving processes, service models and marketing decisions based on customer needs.

In addition, electronic mailboxes for the CEO and General Manager were created, allowing customers to discuss, communicate and complain and receive a response within 24 to 48 hours.

Q48, the process of resolving customer problems within 48 hours, was enhanced and now offers customer solutions in less than 24 hours. This process has substantially reduced the number of written complaints.

In Germany the TRI*M index rose 2 percentage points in 2007, from 61 to 63, reaching 64 points in the second half of the year. All three customer segments posted indexes better than those seen in 2006,especially the Affluent segment, which reported an increase from 57 to 61 points. The driving forces behind the growth in the TRI*M index were the focus on individual products; meticulous, improved management of complaints; and training courses on service quality.

The three countries differed significantly in their contributions to total divisional profits: Italy, with 62% of operating income, generated 76% of the Division's total operating profit, while Germany and Austria are proceeding with their restructuring and growth processes.

Breakdown of Businesses and Strategies by Business/Geographic Areas

Contribution by Country 2007 (€ billion)


Austria
Germany
Italy
100%
8.1
5.2
2.9
16%
18%
11%
62%
55%
76%
Operating Income
Operating Costs
Operating Profit

Customer Total Financial Assets[1] (€ billion)


Direct deposits
AUM
AUC
161.3[2]
45.9
56.0
60.4
28.7
17.7
51.1
32.6
6.2
Italy
Germany
Austria
Share of total
59.1%
22.2%
18.7%

1. Business volumes which have been classified differently from accounts data
2. Excluding Employees and Xelion Financial Promoters

Total Loans to Customers 2007[1] (€ billion)


Other
SB M/L-term
SB short-term
Consumer credit
Households Mortgages
78.5
2.5
10.4
4.8
49.7
44.5
2.1
14.5
0.9
1.1
25.9
19.8
1.3
3.9
0.6
5.3
8.8
Italy
Germany
Austria
Share of total
55.0%
31.2%
13.8%

1. Business volumes excluding non-performing loans

With regard to customers' managerial total financial assets, 59% is invested in Italy, 22% in Germany and 19% in Austria. The portfolio mix showed the majority of indirect deposits (assets under management and under administration) in Italy (71%), unlike Germany and Austria, where the portfolio mix showed a preference for direct deposits (48% in Germany and 64% in Austria).

The mix of total loans to customers also differed across the three countries. Residential mortgages (the product with the largest share everywhere), represented 63% of loans in Italy, 58% in Germany and 44% in Austria. Loans to small businesses showed a higher share of short-term in Italy (51% of loans in the segment), than in Austria (13%) and in Germany (only 6%).

Product Line, Volumes and Market Shares

The Retail Division offers its customers a variety of products tailored to the specific needs of mass-market, affluent and small business clients, through its branch networks in Italy, Germany and Austria, and its portfolio managers, who are specialized by customer segment.

UniCredit Banca

In 2007 UniCredit Banca made a commitment to strengthen its brand positioning by placing an emphasis on trust and customer focus: "Posso contarci" is the slogan that best reflects the bank's desire to do this. Efforts to strengthen this positioning are becoming increasingly specific, with services, products and methods of communication aimed at emphasizing the perception of quality and professionalism. Several marketing initiatives are focused on a specific, tangible response to banking and financial needs with initiatives aimed at innovation and anticipating market trends by fostering competitive market dynamics.

In 2007, activities targeting the Mass Market segment were aimed at product innovation, the sales process, the customer service model and the ongoing program to improve transparency in customer relationships. In 2007 there was a significant increase in current accounts, with a net total of

171,000 new accounts, and 137,000 net new customers. In February the innovative "Genius Ricaricabile" (Genius Rechargeable) current account was launched. By means of the recharging mechanism, it is possible to eliminate the monthly fee. In 2007, over 75,500 of these accounts were sold. In the same month, to round out the product line targeting young people, the Genius Teen account, which is aimed at the 13 to 17 age group, was developed.

In February, the Trasloco Facile (Easy Move) service was launched with the aim of simplifying the transfer of newly acquired customer relationships to UniCredit Banca.

The success of Trasloco Facile is reflected in the acquisition of €1.8 billion in new financial assets, 40,000 new current accounts and about 19,300 new customers.

With regard to activities dedicated to Personal Banking customers, 2007 was a year of consolidation for Metodo First, the approach to asset management that UniCredit Banca launched in September 2005. Its aim was to create value over time for both the investor and the bank using a new style to emphasize the bank's unique characteristics and recognition. The Personal Banking segment's acquisition rate was 4.6% (up by 1.1% over 2006), with a 1.3% increase in new assets in the portfolio manager channel. However, the closing rate dropped from 3.1% in 2006 to 2.9%.

The bank has continually enhanced and added to its line of investment products. In particular, the self-service MoneyBox product was implemented for the online purchase of repos, with a display of rate grids differentiated by purchase amounts. The self-service MoneyPlan was launched for the online purchase of Pioneer Investment funds-including for initial purchases. The line of Luxembourg Funds was reviewed and better diversified, with the breakdown of sub-portfolios available as a function of their strategic specializations. The guaranteed principal policy using the Unismart catalogue was reviewed, resulting in a reduction in its duration and bringing the time in which maximum performance is guaranteed to two years. To round out the line of retirement products, the UniCredit Previdenza Open-Ended Pension Fund was made available, including the option of collective enrolment.

Total sales volume reached a level of €22 billion for investment products (bonds, bancassurance, segregated accounts and investment funds) despite market turmoil. Of particular interest were the nearly €4.9 billion in sales of singleand recurring premiums on life insurance policies (+31% over 2006). Sales in life bancassurance led UniCredit Banca to a 15.3% market share[1].

Market share in UniCredit mutual funds remained unchanged from 2006 (15.6% according to Assogestioni).

In 2007, UniCredit Banca also upheld its leading position in providing support and assistance to Small Businesses in Italy, which in recent years have shown signs of market growth and a climate of renewed confidence.

Results in 2007 confirmed the long-term growth trend for short-term loans provided by UniCredit Banca to small businesses (+12% y/y), which is reflected in the gradual increase in our market share.

A recent study done by Eurisko on the relationships between small businesses and banks confirms the competitive advantage of UniCredit Banca, which was shown to be the most prestigious, specialized, innovative and customer-focused bank, with the best quality/price ratio, and the first bank that small businesses would consider using for their companies.

In 2007 there was also a special emphasis on product innovation through the broadening of the existing product line, with the aim of being able to better respond to the specific needs of customers and to provide a more tailored service for small businesses.

In this area, the Imprendo current account product line was enhanced with the year-end launch of Imprendo Shop, the first true account package tailor-made for retailing, with a focus on the use of advanced channels and on exclusive POS product offerings; transaction fees are among the lowest in the market.

In 2007 UniCredit Banca stood out for its launch of innovative loan products targeting small-businesses: Seasonal Loans for the tourism sector; Solar Panel Loans for the purchase and installation of company facilities for the production of photovoltaic energy; TFR Loans to help businesses deal with the reduction in sources of internal cash flow resulting from the transfer of TFR monies (employee severance payments); and the Loan for the Restructuring of INPS Debt (debt relating to the Italian national social security institute), targeting the agricultural sector.

As regards the need of small businesses to protect their operations, in June 2007 Creditor Protection Recall was created. This is a combined life and non-life insurance policy that can be combined with existing mortgages and unsecured business loans targeting those who wish to ensure the continuity of their businesses even when faced with unforeseeable events.

1. Figures as at 30 September 2007, source: IAMA.

Product Line, Volumes and Market Shares (Continued)

UniCredit
Banca per la Casa

In 2007, the bank generated €10.4 billion in new mortgages, including a total from UniCredit Banca of €7 billion, and a total from UniCredit Banca per la Casa (the bank specializing in mortgages) of €3 billion, with contributions in the same amount from both branches and partnership channels. Overall market share was unchanged at 16%[1]. Total mortgages stood at about €49 billion, of which €9.7 billion were securitized, with growth, excluding securitized mortgages, of 19% y/y despite the significant increase in prepayment requests, a phenomenon that affected those mortgage loans having a payback period close to their expiration date (particularly on Unicredit Banca branches channel)

In 2007, the distribution network of Banca per la Casa increased the number of mono-purchasing financial advisor from 122 at the end of 2006 to 144. The number of National Agreements reached 181 (26 more agreements than in 2006). The excellent performance of the online channel for Banca per la Casa was particularly significant. It ended the year with over €120 million disbursed, up 60% over 2006.

In order to improve its competitive edge in the market, UniCredit Banca per la Casa launched its premium mortgage range, Mutuo Premium, which offers a "Loyalty Bonus," allowing clients to benefit from spread reductions over time provided that repayments are made on time and at constant rates. It also introduced a mortgage transfer service, Trasloca Mutuo Plus, which offers a loan that replaces an existing mortgage from another bank while providing additional liquidity. In addition, with the introduction of the recurring premium version of the "Creditor Protection" policy, borrowers may obtain insurance at any time, even after loans are disbursed.

Starting in July following increases in Euribor, letters were sent to those borrowers who made payments on time in the past but could now find themselves in a difficult situation. The letter offered a mortgage restructuring, changing over to a fixed-rate mortgage (in order to stabilize the size of payments) or an extension of the repayment period (in order to reduce the size of payments). This measure was taken in order to allow borrowers to continue to be able to repay their mortgages.

UniCredit
Consumer Financing

With €4 billion (+18% over 2006) disbursed in 2007, UniCredit Consumer Financing increased its market share to 6.7%[2] (+27 basis points over the end of 2006), reaching a total year-end loan figure of about €5 billion (+14% vs. 2006). These results were achieved by means of an effective sales strategy that made it possible to make the best use of the various distribution channels available to Consumer Financing, along with ongoing product innovation aimed at satisfying the increasingly sophisticated financial needs of customers.

In specific terms, in the captive commercial channel, which consists of UniCredit Banca branches, €1.54 billion in new personal loans were made (+18% over 2006) as a result of various sales initiatives-including the opening of specialized "corners" at UniCredit Banca branches, the launch of the Credit Express First product (targeting the Personal Banking segment), and Direct Marketing initiatives.

In the credit card business, in 2007 235,000 new credit cards (including 130,000 revolving cards) were issued, bringing to 1.3 million the number of existing credit cards (including about 800,000 revolving cards). In addition, in 2007 the volume of spending reached a total of €1.84 billion, a 22% increase over 2006.

In non-captive channels, new loans totaled €610 million (+8% over 2006), including €167 million in personal loans (+45% over 2006), €283 million in special-purpose loans (-11% from 2006), and €160 million in salary-guaranteed loans (+20% over 2006). Despite significant increases in new personal loans and salary-guaranteed loans, the decline in special-purpose loans was due to a change in sales strategy toward a better qualitative and quantitative selection by agents and authorized dealers. Starting in Q4 2007, several significant initiatives were put into action to re-launch the special-purpose loan segment (including the creation of a specialized sales network in the automotive segment, streamlining of product portfolio and business lines, and an increase in the offering of credit protection insurance products).

Finally, in 2007 there were continued measures to expand the consumer credit business internationally-through the Unicredit Consumer Financing Bank AD subsidiary, which was founded in 2006 and operates in the Bulgarian market (19 million new loans and 44,500 customers acquired through the distribution of special-purpose loans and the beginning of sales synergies with Bulbank aimed at the distribution of personal loans), and through the Munich branch, which was opened in 2007 and initially dedicated to the distribution of credit cards through the HVB branch network (issuance of 110,000 new cards including 52,000 revolving cards with total spending volume of €102 million).

1 Figure as at 30 September 2007. Source: Bank of Italy
2.Figure as at 31 December 2007. Source: Assofin

HypoVereinsbank

In 2007 HypoVereinsbank made a major step in its restructuring process, with initiatives aimed at business support, customer satisfaction and optimizing the loan portfolio. This led to the achievement of positive EVA for the first time.

A new service model led to the reduction of costs and made it possible to tailor services to customers' needs, to free up human resources for sales positions and to focus on the re-qualification of professionals.

There were also positive developments in the cost of risk, due to the improvement of the production cycle-especially for small businesses-and due to measures taken in loans-with a reduction of the riskiest portion of the loan portfolio and progress made in scoring systems to identify creditworthy borrowers.

In 2007 the WillkommensKonto account was confirmed as one of the most popular current accounts (about 220,000 sold) in the German market. This initiative led to cooperation agreements with major sales networks such as Tchibo[1], and was given major recognition in the press (Boerse, Chip and Geldldee).

Another product worth noting was the WillkommensKonto Start account, which is targeted at students, and the launch of Kidskonto, which is aimed at children.

With an eye on the attractive market segment of the Turkish community in Germany, which numbers two million people, in 2007 HVB began an innovative partnership with Yapı Kredi, the Turkish bank resulting from the merger of Yapı Kredi Bankası and Koçbank. The partnership established three branches that are fully dedicated to Turkish-speaking customers, and 12 "corners" at existing HVB branches offering tailored products and services to meet the needs of Turkish customers.

With regard to the affluent segment, Kunden Monitor recognized HVB as the best German bank in the area of financial consulting.
In Q4 2007, HVB Aktiv Rente was launched (sales volume of €250 million in two months), which meets the needs of customers seeking to obtain the best return from their insurance plans by continuing payment of guaranteed-principal premiums.

Leading products sold include the "Interest Ace" bond (€500 million sold), the indexed "Favorite Certificate" bond (€300 million) and the closed-end "US Life 3" fund (€80 million).

Bank Austria Creditanstalt

2007 was a crucial year for Bank Austria: Bank Austria prevailed as the top player in investment services, and returned to profit in the small business segment.

Of the products launched in 2007 targeting affluent customers, FokusInvest (a segregated account consisting of three investment product lines suitable for different customer risk profiles) achieved sales volume of over €330 million in nine months of sales. In Q4 2007, the product line broadened to include an index-linked insurance product called FokusLife.

ErfolgsKapital served as an effective tool for acquiring new customers and direct deposits (over €600 million in sales including 15% through online banking).

In terms of indirect deposits, the four Pioneer funds with seven-year maturities and guaranteed principal (PIA Power Guarantee, PIA Eastern Europe Guarantee, PIA Ecology Guarantee and PIA Greater Europe Guarantee) had issues totaling €1,250 million.

In August 2007 over 19,000 customers holding loans in Swiss currency were contacted. With the extremely advantageous euro-Swiss franc exchange rate, customers were told about possible measures that would reduce exchange risk to a minimum and allow them to use hedging instruments to hedge interest rate risk.

The introduction of Business Service Centers (BSCs) and the new K@r.at software made it possible to optimize service provided to small business customers. BSCs offer one-to-one consulting services to customers by phone, e-mail or fax. After the Vienna pilot program (about 5,500 customers served), the roll-out for the rest of Vienna, Klagenfurt and Salzburg will start in 2008, covering a customer base of 16,400 customers.

The adoption of K@r.at software is expected to lead to significant streamlining of the workload (in terms of data management and contracts with small business customers) and to enable a sharper focus on providing business and personal consulting services to entrepreneurs. This emphasis has already generated a positive customer response.

1. A well-known chain of corner coffee shops in Germany

Key Projects in 2007 and Main Initiatives for 2008

2007 was a year of intense transformation for the Retail Division, with several challenging goals in Italy (including the integration with banks from the former Capitalia Group in the second half of the year), as well as in Germany and Austria, where cross-border teams continued the modernization measures, begun in the previous two years, with the aim of implementing the UniCredit Group's best practice.

Measures have already been initiated to integrate the banks of the former Capitalia Group at a rapid pace, and the first concrete results and benefits are now in evidence for the bank's customers.

The various initiatives on this front include: the implementation of the Trasloco Facile service and of the new current accounts in the Genius line; for the small business segment, the launch of the Conto Package Imprendo Shop and Trasloco Facile Piccole Imprese products and expansion of the First method, UniCredit Banca's previously-mentioned innovative asset management approach; the launch of the new debit card with a microchip, including for customers of the former Capitalia group; and the initiation of a process to standardize pricing for all the UniCredit Group banks, which will include, among other things, the elimination of withdrawal fees.

2007

ITALY

- Launch of SQ planned growth project, with the goal of significantly increasing new customers, in existing branches and through the opening of new branches.
- Reorganization of branch distribution structures, including experiments with innovative operating procedures such as highly automated cashless branches without traditional teller services.
- Launch of "corners" specializing in housing finance at high-traffic branches to improve the effectiveness of selling mortgages.
- Launch of Project Italy to improve the process of providing mortgages to individuals by the product company UniCredit Banca per la Casa through UniCredit Banc's branch distribution network.
- Small Business: Further emphasis on entrepreneurs' assets through a comprehensive consulting model and a specific range of products that meet business financing requirements and the needs of entrepreneurs in the area of investments (the pan-European project).
- The first concrete results and tangible benefits for customers to come from the integration with Capitalia, achieved in a very short timeframe following approval of the merger:
  - Free withdrawals in all municipalities in Italy-not only at all 7,000 ATMs of the new UniCredit Group, but also at the ATMs of competitor banks in the 4,000 Italian municipalities where the new UniCredit Group has no presence;
  - Free withdrawals abroad at all ATMs of the UniCredit Group, to be offered also to customers of former Capitalia banks;
  - Launch of joint products leveraging the best practices of the two Groups and a unique advertising campaign (TV commercials) for the four banks (UniCredit Banca, Banca di Roma, Banco di Sicilia, Bipop Carire);
  - Launch of a significant investment program to modernize ATMs and the technological equipment of the former Capitalia branches.

GERMANY

- Careful reallocation of customers to dedicated account executives based on their needs and potential value, in order to improve service levels.
- UniCredit Finance start-up with good sales volume of optional revolving credit cards and 4,300 cards sold per week; preparation of the system to take over the consumer credit business through HVB branches.
- Small Business: Further emphasis on entrepreneurs' assets through a comprehensive consulting model and a specific range of products that meet business financing requirements and the investment needs of entrepreneurs (the pan-European project).
- Integration of Yapı-Kredi branches dedicated to the large Turkish community, and creation of a specific range of services for this segment

- Customer Satisfaction: Increased focus of HVB account executives on customer satisfaction, which showed continual improvements in 2007.
- Staff: Finalization of deterministic MBO system with a differentiation of objectives by segment: commencement of a broad-based program to listen to employees to identify potential improvements in employee satisfaction and productivity.
- Improvement in efficiency through a strong emphasis on cost reductions as a result of continuing "zero-based" budgeting practices, which started in 2006, and the subsequent reorganization of the service model.
- Introduction of the soft-collection process for private individuals, the UniCredit Group's best practice, and establishment of a credit unit in the Retail Division.
- Application of the risk threshold process in consumer credit with a significant reduction in the cost of risk.

AUSTRIA

- Careful reallocation of customers to dedicated account executives based on their needs and potential value in order to improve service levels.
- Reorganization of the service model through sub-segmentation, revision of the ratio of the number of customers per account executive and creation of a new remote inquiry system.
- Small Business: Further emphasis on entrepreneurs' assets through a comprehensive consulting model and a specific range of products to meet business financing requirements and the needs of entrepreneurs in the area of investments (the pan-European project).
- Improvement in efficiency through a strong emphasis on cost reductions as a result of continuing "zero-based" budgeting practices, which started in 2006, and the subsequent reorganization of the service model.
- Launch of "corners" specializing in housing finance at high-traffic branches to improve the effectiveness of selling mortgages.
- Gradual reduction of mortgages in foreign currencies in favor of mortgages based on the safer currency (the euro).

2008

In **Italy**, the merger with the Capitalia Group will be completed with an ambitious plan calling for the standardization of products and the service model among banks, the complete integration of processes and information systems by November 2008, and the incorporation of Bipop into UniCredit Banca.

At the end of 2008, the sales network in Italy will be completely redesigned, resulting in three retail banks in specific geographic areas (UniCredit Banca in the North, UniCredit Banca di Roma in central and southern Italy, and Banco di Sicilia in Sicily).

In **Germany** and **Austria** the focus in 2008 will be on improving employee satisfaction and on the commitment to achieve the goals of the Retail Division through an revolutionary management program that will involve the entire sales force.

In **Germany** a careful, selective approach will be used for loan generation in order to avoid value impairment.

After achieving the goal of creating value in the Small Business sector, **Austria** will turn its attention to restructuring the Mass Market segment.

In keeping with the entire UniCredit Group, the Retail Division will initiate a major re-branding initiative to improve the public perception of a single multinational entity.

Financial Performance

Corporate Banking Services

The Corporate Division provides products and services designed for corporate clients, with a specific focus on the Mid and Large segment, according to service level requirements and the customer's investment appetite. The Corporate Division operates through over 360 branches and offices in Italy, Germany and Austria, as well as 50 foreign trade centers located in Italy.

Recently the Corporate Division established two global business lines, both designed to strengthen corporate service levels: UniCredit Global Leasing and the Global Transaction Banking Department (GTB). The latter is the UniCredit Group's center of excellence in trade finance and cash management, with strong local sales networks across all the bank's operating regions.

The Corporate Division's 2007 results show a strong improvement in revenues and in every other operating and financial metric.

Operating income grew by 6.1% y/y to €5,186 million (+€297 million y/y), mainly driven by the performance of net interest income (+5.6% y/y). Despite competition in domestic markets, volume growth across all countries improved interest margins. The performance of net non-interest income (+7.1% y/y) was mainly driven by volume growth in operating leases and Bank Austria's net commissions.

Operating costs increased by 3.8% (€63 million y/y). Payroll costs grew by €7 million (+1.0% y/y) over the previous year, mainly driven by HypoVereinsbank and UniCredit Global Leasing (where FTE staff increased due to expansion). Other operating costs increased by 6.1% y/y (€56 million), mainly driven by higher write-downs of tangible and intangible assets due to expansion in the operating lease business.

Net write-downs of loans and provisions fell by 14.0% (€116 million y/y), driven by write-backs in Commercial Real Estate Financing (CREF) and lower write-downs in Austria. The growth of provisions for risks and charges was driven by an increased number of claims related to derivatives contracts.

As a result of the above, 2007 profit before taxes reached €2,619 million (+10.6% and +€252 million over 2006).

Capital absorption optimization and senior management's strong commitment to value creation produced a strong increase in economic value added (EVA), which reached €691 million (+€142 million and +25.9% y/y), as well as in risk-adjusted return on risk-adjusted capital (RARORAC), which reached 6.5%, up from 5.3% in 2006 (+124bps y/y). The improvement of these key indicators was mainly driven by the performance of non-interest income and by the growth of deposits (+14% over 2006) as well as by the tight control of new business value creation. A strong focus on fee-based revenue and the reduction of non-profitable business relations in all customer segments improved the operating income to risk-weighted assets (RWA) ratio by +11bps over 2006. Operating income performance and cost control brought about an 72bps improvement in the cost-income ratio to 33.1%.

Loans to customers increased by 9% in 2007. There was a sharp increase in Italy (+15% y/y) and a slight increase in Germany (+0,7% y/y), although the latter would have turned in an increase of 3.8% y/y if CREF were excluded. Leasing showed growing volumes in all the main geographies.

Customer deposits in 2007 reported a solid increase, thanks to market liquidity and special promotions: Total customer deposits grew by 14% y/y with a high of +27% in Germany and Austria's grew by 24%.

The increase in FTE staff (+6.5% over year-end 2006) was mainly due to structural changes (about 250 FTEs derived from consolidation of CEE leasing companies and GTB) and to the recruitment of skilled relationship managers as well as to the transfer of staff under expansion plans in CEE.

Income Statement

(€ million)

	YEAR		CHANGE		QUARTERS		
	2007	2006	AMOUNT	%	4Q 07	3Q 07	4Q 06
Operating income	5,186	4,889	297	+ 6.1%	1.329	1.260	1,271
Operating costs	-1,714	-1,651	-63	+ 3.8%	-454	-434	-421
Operating profit	3,472	3,238	234	+ 7.2%	875	826	850
Net write-downs on loans	-710	-826	116	- 14.0%	-168	-172	-285
Profit before tax	2,619	2,367	252	+ 10.6%	579	635	526

Balance Sheet

(€ million)

	AMOUNTS AS AT		CHANGE		AMOUNTS	CHANGE	
	31.12.2007	31.12.2006	AMOUNT	%	30.09.07	AMOUNT	%
Total Loans	242,392	217,095	25,297	11.7%	238,711	3,681	1.5%
o.w. with customers	198,736	182,337	16,399	9.0%	195,506	3,230	1.7%
Customer deposits (incl. Securities in issue)	95,660	83,819	11,841	14.1%	93,607	2,053	2.2%
Total RWA	174,933	161,294	13,639	8.5%	174,063	871	0.5%
RWA for Credit Risk	170,328	156,632	13,696	8.7%	169,665	663	0.4%

Key Ratios and Indicators

	YEAR		CHANGE	
	2007	2006	AMOUNT	%
EVA (€ million)	691	549	142	+ 25.9%
Absorbed Capital (€ million)	10,600	10,402	198	+ 1.9%
RARORAC	6.52%	5.28%	124bp	
Operating Income/RWA (avg)	3.07%	2.96%	11bp	
Cost/Income	33.1%	33.8%	-72bp	
Cost of Risk	0.43%	0.51%	-8bp	

Staff Numbers

	YEAR		CHANGE	
	31.12.07	31.12.06	AMOUNT	%
Full Time Equivalent	9,384	8,815	569	+ 6.5%

Business Lines, Divisional Strategy and the Contributions of Individual Businesses and Regions

Contribution by Country 2007
(millions of €,%)


Total UGL
Italy
Austria
Germany
5,186
-1,714
3,472
14%
20%
10%
42%
33%
47%
16%
16%
17%
28%
31%
26%
Operating Income
Operating Costs
Operating Profit

Contribution by Country 2006
(millions of €,%)


Total UGL
Italy
Austria
Germany
4,889
-1,651
3,238
12%
17%
9%
43%
35%
46%
17%
17%
17%
29%
32%
27%
Operating Income
Operating Costs
Operating Profit

Breakdown of loans by country and deposits (€ million)

	LOANS TO CUSTOMERS		CHANGE	DEPOSITS FROM CUSTOMERS AND DEBT SECURITIES IN ISSUE		CHANGE
	31.12.07	31.12.06	%	31.12.07	31.12.06	%
Italy	75,354	65,712	+ 14.7%	28,183	28,102	+ 0.3%
Germany	57,594	57,214	+ 0.7%	37,575	29,641	+ 26.8%
Austria	41,935	38,995	+ 7.5%	23,403	18,910	+ 23.8%
Leasing	23,853	20,416	+ 16.8%	6,499	7,166	- 9.3%
Total	**198,736**	**182,337**	**+ 9.0%**	**95,660**	**83,819**	**+ 14.1%**

The Corporate Division's strategy is differentiated according to the domestic market, e.g. expanding coverage in selected Italian regions; implementing strategic growth options in Germany; and consolidating market leadership in Austria.

The new UniCredit Global Leasing business line is already sharing specific product know-how among different entities of the UniCredit Group, as well as cross-selling best practices within both corporate and retail banking networks. To further improve product range and services in accordance with corporate customers' needs, GTB (Global Transaction Banking) is now fully operational. There are significant new opportunities for GTB to explore in international funds transfer, foreign cash management, e-banking, foreign trade and export finance, as well as correspondent banking and financial services for banks.

Operating income growth was mainly driven by the strong rise of new leasing business (+21.6% y/y). Operating costs remained substantially stable in Corporate Division excluding Leasing (-0,6%), thanks to strict cost control measures, while the strong cost increases in UniCredit Global Leasing (+25.5% y/y) were driven by operating lease-related write-downs.

Italy
In 2007 UniCredit Banca d'Impresa, the Corporate Division's main Italian subsidiary, resegmented its customers into three main clusters: (i) Small Business (companies with annual turnover of less than €15 million), (ii) Mid-Corporate (companies with annual turnover of €15-250 million), and (iii) Large Corporate (companies with annual turnover of more than €250 million).

The Corporate Division in Italy reported operating profit of €1,620 million with y/y growth of €115 million (+7.6%), mainly driven by increased loan and deposit volumes (net interest income rose to €1,639 million, +7.5% y/y). The above-mentioned performance was also driven by successful implementation of marketing and strategic actions aiming to increase customers' share of wallet and the rate of new customer acquisition.

Net non-interest income performance (-€13 million, -2.3% y/y) was affected by the drop in revenues from derivatives, while Corporate Finance commissions increased by 32.0% y/y. As a result of the above, operating income reached €2,188 million, up by €102 million and +4.9% y/y.

Staff costs decreased by €23 million (-6.7% y/y). This reduction is due to a release of a HR provision; net of this effect, costs would increase as a consequence of new hirings to support business expansion.

Even if other operating costs accounted an increase of €10 million (+4.2% y/y), total operating costs decreased by 2.2% y/y.

Net write-downs of loans in 2007 grew by €30 million to €437 million (+7.4% y/y), partly driven by specific provisions. The growth of provisions for risks and charges was driven by an increased number of claims related to derivatives contracts.

Given also the impact of the capital gain related to strategic assets disposal, profit before tax rose to €1,084 million, increasing by €24 million y/y (+2.3%); this result would have been +7.6% (+€81 million) net of the effect of the Capitalia integration costs accounted for in 2007.

Also thanks to the decrease in operating costs, the cost-income ratio improved by 189bps to 26.0%.

Germany

The main strategic goal of the Corporate Division in Germany is to increase its penetration of the domestic market.

New branches have been opened in the highly industrialized regions of North Rhine-Westphalia and Southwest, while a focus has been maintained on the development of specific industrial knowledge for well-defined sub-clusters of customers.

In line with the UniCredit Group's best practice, the Corporate Bank network has been developing a new cross-selling agreement with Global Leasing's German subsidiary, which has sharply increased new business volumes (by approximately 40%).

In the German market the Corporate Division's operating income grew by +2.8% y/y to €1,442 million. Interest income increased by 4.4% y/y, mainly due to volume increases in deposits and short-term loans. Despite the strong competition from both public sector banks (Sparkassensektor) and other big domestic banks, specific marketing campaigns have supported these increases. Net interest income growth was partially offset by a slowdown in net non-interest income (-1.0% from 2006), driven by a reduction in net commissions and trading profits.

The German Corporate Division's operating costs were substantially unchanged at €525 million due to a strong reduction in other operating costs (€14 million, -4.2% y/y), increasing staff expenses (€16 million, 8.6% y/y), mainly driven by new hiring plans and additional costs arising from the collective labour agreement.

HypoVereinsbank's operating profit for 2007 rose to €917 million (+€37 million, +4.2% y/y). The cost/income ratio improved by 87bps to 36.4% (from 37.3% in 2006), due to both the slight increase of costs and the revenue boost.

Net write-downs of loans fell by 46.8% y/y to €140 million (€123 million y/y), mainly thanks to write-backs of CREF.

Profit before tax reached €747 million, up by 23.5% over 2006 (+€142 million).

Austria

The UniCredit Group continued the process of Bank Austria's integration into the UniCredit Group, which has led to the successful implementation of a new commercial structure, based on the following business segments: Corporate, Real Estate, International Clients, Public Sector and Financial Institutions.
During the same period, a customer satisfaction project has been launched in order to provide continuous direct and open feedback from customers. Strong senior management commitment to customer satisfaction is demonstrated by the direct link between the customer satisfaction report and the employees' incentive system.

The new commercial structure, together with a strong focus on value creation for all the banks' stakeholders, resulted in an increase in operating income of €23 million, rising to €850 million (+2.8% over 2006), mainly driven by fee-based products, dividends and other income from equity investments, and by loan and deposit volume growth. Despite stronger competition, deposit volumes increased by +24%, mainly driven by term deposits.

Operating costs slightly increased to €277 million (+1.1% y/y) due to higher staff-related costs and higher other operating costs.

Operating profit went up by 3.6% (+€20 million y/y), and profit before tax posted a growth of €47 million to €500 million (+10.4% y/y). Cost/income ratio improved from 33.1% to 32.6% (-54bps).

UniCredit Global Leasing

In 2007 the UniCredit Group combined its domestic leasing companies in Germany, Italy and Austria, along with the companies in the CEE Division, into a new leasing sub-holding company known as UniCredit Global Leasing S.p.A. with the goals of achieving (i) strict cost control; (ii) optimization of capital allocation; and (iii) the spread of the UniCredit Group's best practices for its products and services to all the countries involved. Senior management's strong commitment to the creation of a leading European leasing company was also reflected in the rebranding of local companies under the new name UniCredit Global Leasing.

Business Lines, Divisional Strategy and the Contributions of Individual Businesses and Regions (Continued)

Global Leasing's operating income increased by €133 million to €706 million (+23.2%), mainly due to the growth of operating leasing. Net interest income increased by 4.5% (+€19 million over 2006), and net non-interest income grew by 76.0% y/y (+€114 million) to €264 million. This growth was driven by a strong volume effect, notably in CEE markets (mainly due to strong growth in equipment) and in Germany (thanks to market conditions and to the progress of cross-selling). Specific efforts were made in most of the countries involved to implement cross-selling agreements and to spread specific product knowledge among relationship managers.

Staff resizing, mostly in CEE and Germany, brought about an increase in payroll costs of 11.3% or €12 million over 2006. The increase in other operating costs (+€58 million, +34.5% y/y) was driven by operating lease-related write-downs, and thus total operating costs reached €344 million (+€70 million; +25.5% y/y).

The increase in profits on investments (+€19 million y/y) was due to the sale of Locat Rent S.p.A. in Italy, and was offset by higher net write-downs on loans (-€25 million).

Profit before tax rose by e40 million to e288 million (+16.1% y/y), and the cost-income ratio was 48.7%.

Key Projects in 2007 and Main Initiatives for 2008

In 2007 the Corporate Division started its "Listen to Act" project, which is a new business approach aiming to increase customer satisfaction across all the countries of operation. The mission of the initiative is to develop and implement a new customer satisfaction methodology and to drive, support and coordinate bank entities so that they use compatible methodologies and processes. The project's aim is first to rank customers according to their level of loyalty, and then to identify and address improvements through defined action plans. The program will be completed in the current year by including customer satisfaction as one of the quantitative targets for the management incentive system.

2007

ITALY (Focus on UniCredit Banca d'Impresa)

In 2007 UniCredit Banca d'Impresa ran its "Revenue Growth" project, aiming to generate additional revenue and loan growth both through customer acquisition and retention of existing clients.

This project focused on:

- expanding the branch network by opening new branches and representative offices in certain regions;
- tailoring service models to large companies (over €250 million turnover Group level), corporate customers (between €15 and 250 million turnover at Group level) and small and medium-sized enterprises (SMEs, less than €15 million turnover at Group level);
- growing with large enterprises, by developing dedicated structures both at Regional Division level and at front desk level;
- improving account managers' performance by automating credit and business procedures;
- penetrating selected specialist markets.

GERMANY

In line with the plan to increase domestic market penetration in 2007, five new branches were opened in the expansion areas of North Rhine-Westphalia and the Southwest. Additionally, in Lower Saxony new teams were also set up. The first notable results in acquiring new clients have already been achieved. Thanks to regional expansion of the German Corporate network, the number of relationship managers increased in existing branches.

The focus was on:

- increasing market penetration in the growth regions;
- completing the restructuring of CREF;
- implementing new advisory tool for working capital check;
- activating existing customers with previously low levels of business flow;
- further enhanced collaboration with HVB Leasing, with more services provided to customers;
- expanding global shipping business-increasing the customer base and product offerings;
- improving the credit approval process;
- refining the customer satisfaction survey and implementing corrective actions.

Key Projects in 2007 and Main Initiatives for 2008 (Continued)

AUSTRIA

In order to maintain and extend our market leadership, special efforts have been made to boost cross-border business by launching new products such as the "Cross-Border Plus Credit".

For the purpose of strengthening further Bank Austria's position as the leading Austrian corporate bank, a set of proactive initiatives have been undertaken:

- introducing new customer segmentation and service channels;
- positioning product specialists closer to the client;
- creating regional centers of competence for structured finance and treasury sales;
- acquisition of the Austrian FactorBank (number two in the Austrian market) to increase factoring market share;
- a push on cross-border and CEE business;
- introduction of new cross-border products;
- launch of the iterative customer satisfaction program.

UNICREDIT GLOBAL LEASING

In 2007 the UniCredit Group's Board of Directors approved the strategic reorganization plan of the global leasing business line. The main goals are both to create an efficient business model and to set up a new organizational structure capable of supporting the sales network with innovative products and services, increasing the UniCredit Group's specific know-how and the spread of best practices.

GLOBAL TRANSACTION BANKING

The Global Transaction Banking Department (GTB) is one of the Corporate Division's global business lines.

GTB was established at the beginning of 2007 in order further to broaden the Corporate Division's product offerings according to customer needs, and to set up the UniCredit Group's center of excellence in Trade Finance and Cash Management.

The main strengths of the GTB Global Business Line are:

- an ability to quickly understand and efficiently serve clients in different environments and with different industrial dynamics (from local mid-size companies in agriculture to telecom multinationals expanding into emerging markets);
- the availability of a wide range of products and services across all countries (meeting most complex cross-border as well as specific local country needs);
- an ability to deploy new products and innovative solutions.

The UniCredit Group's Global Transaction Banking has already become one of the largest players in the European landscape in the transaction banking business.

2008

ITALY (Focus on UniCredit Banca d'Impresa)

In 2008 the strategic focus will continue to be on organic growth, integration of the former Capitalia network and increased attention to customer relationships.
As part of the merger of the UniCredit Group and Capitalia Group, specific projects were initiated (e.g. the integration of MCC's operations) with the aim of strengthening the UniCredit Group's market position and improving efficiency of operating processes, in line with senior management's commitment to cost control. This process is continuing in 2008, leveraging and maximizing specific skills, product knowledge and customer retention. Furthermore, the carve-out of the former Capitalia network is producing a necessary process of interaction and organizational change among relationship managers and product specialists, with positive effects in terms of fully exploiting business and managerial skills potential.

GERMANY

The 2008 key initiatives will focus on:
- further increasing market penetration in the growth regions;
- improving the product and service range for corporate customers;
- boosting structured financing and global shipping business.

AUSTRIA

Bank Austria will further focus on its proactive role of delivering the best service to its clients in 2008. Accordingly, innovative products and processes will be developed continuously:
- cross-Border Business Managers;
- further products to enable small-medium clients to enter capital markets;
- development of the structured finance business.

UNICREDIT GLOBAL LEASING

The strategic steps for 2008 are the following:
- integration of former Capitalia Leasing companies and subsequent rebranding in Italy;
- renewed attention to value creation through a better product mix and higher emphasis on low capital absorption products;
- further development of cross-selling agreements with corporate banking channels;
- scouting of opportunities to develop cross-selling agreements with non-corporate banking channels across the three core geographies and in select CEE countries.

GLOBAL TRANSACTION BANKING

In 2008, in order to further enhance business, GTB will continue to focus on:
- aligning best practices and products across the UniCredit Group;
- growing GTB product penetration per client segment and share of wallet per client, by means of:
  - Cash Management, Electronic Banking and SEPA;
  - increasing market share and offering supply chain management solutions along the entire value chain;
  - establishing strong partnership agreements with foreign banks in countries where the UniCredit Group is not directly present;
  - Structuring Trade and Export Finance by setting up new units in emerging markets and focusing on key import markets (e.g. Russia, Ukraine, Kazakhstan and Turkey).

Changes in Financial Assets under Management and Administration

The Private Banking Division primarily targets high-net-worth individuals by providing advisory services and solutions for wealth management using a comprehensive approach.

The Division uses traditional channels that are typical for this customer segment (private bankers located in branches throughout Italy) as well as innovative distribution models, such as teams of financial consultants and online banking and trading services.

Breakdown of financial assets as of 31 December 2007[2] (%)


0.2
16.0
45.7
37.9
Asset Under Management
Asset Under Custody
Deposits
Asset Under Administration

1. Extraordinary transactions are considered to be those, which, due to their timing, large size and little or no profitability, are not attributable to ordinary company operations.
2. Excluding extraordinary transactions (see note above).

As of 31 December 2007 financial assets managed and administered by the Private Banking Division stood at over €194 billion, a nearly 6% increase since the beginning of the year.

Despite lackluster market performance in the second half of the year, this growth was achieved through net inflows, which, on the whole, remained a net positive figure, resulting in an annual inflow of about € 14,2 billion (including about € 9 billion from ordinary customers and €5.2 billion from extraordinary transactions[1]). These deposits are mainly invested in short-term liquid instruments and securities under administration and custody, given the particularly adverse external environment characterized by significant outflows of assets under management in Italy and Austria.
In this scenario, maintaining a portfolio under management at constant levels is highly satisfying. In fact, at the end of 2007, the amount under management amounted to about € 74 billion, accounting for well over 45% of total financial assets (excluding extraordinary transactions in Italy[1]).

In Italy customer assets totaled nearly €109 billion, a 4.2% increase for the period. UniCredit Private Banking (UPB) and its subsidiaries reported total net inflows of nearly €8 billion (including €2.8 billion attributable to the ordinary component, and €5 billion related to extraordinary transactions[1]) and about € 802 million at Xelion Banca. Despite an environment characterized by a definite crisis in the asset management industry (at the industry level in Italy, outflows in 2007 brought asset levels down nearly 9% from year-end 2006), both UPB and Xelion were able to capably contain the phenomenon to an outflow of about €1 billion in this area (a little over 2.5% of assets under management at the beginning of the period).

In Germany, total financial assets reached € 70 billion, an increase of nearly 7.6% over year-end 2006. The strong growth of HypoVereinsbank's DAB Bank subsidiary (up about 9%) and good results achieved by HVB Wealth Management (up about 7%) contributed to this result. Overall net deposits resulted in an inflow of over € 3 billion, the bulk of which was from DAB. There was also a net inflow of over €1 billion in assets under management.

In Austria assets totaled €15.6 billion as of 31 December 2007, an increase of about 11%. The increase was due to the net inflow at Schoellerbank (+€485 million), and was especially due to the major success of the feeder-model initiative to move high-net-worth customers from Bank Austria Retail to Bank Privat, with over €2 billion in assets transferred to the Private Division.

Total Financial Assets

	AMOUNTS AS AT		CHANGE		AMOUNTS	CHANGE	
	31.12.2007	31.12.2006	AMOUNT	%	30.09.07	AMOUNT	%
Total	**194.3**	**183.5**	**10.8**	**5.9%**	**195.1**	**-0.8**	**-0.4%**
Italy	108.6	104.2	4.3	4.2%	108.7	-0.1	-0.1%
Germany	70.1	65.2	4.9	7.6%	70.3	-0.2	-0.3%
Austria	15.6	14.1	1.5	10.8%	16.0	-0.4	-2.7%

Financial Performance

Despite the highly unstable market situation, 2007 was a year characterized by strong profit growth in the Private Banking Division, which reported operating profit of € 453 million for the period, a nearly 30% increase over 2006.

The growth in revenues, which totaled €1,165 million (+9.2% y/y), was heavily affected by turbulence in financial markets and customers' clear preference for liquid assets. In fact, net interest income was a driving force, with growth of over 15% over the previous period due to the high volume of customer deposits, the increase in market rates with the resulting broadening of spreads in Italy, and higher dividends in Germany from the closed-end funds business of Wealth Management Capital Holding.

However, the growth in net non-interest income was considerable (+6.8% over 2006), due to strong growth in Germany (+12.2%, with an increase of about 15% at both WEM AG and DAB) and in Austria (+7.4% thanks to Bank Privat).

The Division's effort to contain operating costs at €712 million during the year was particularly effective and resulted in a reduction of about 1% from 2006. In this area, there was an increase of less than 3% in staff expenses, due to higher staffing levels (especially in Germany, as a result of the implementation of the Divisionalization scheme and significant investments in expanding and training human resources), along with a higher percentage of variable compensation.

The Division's full time equivalent headcount at December 31, 2007 was 3,549 – an increase of 199 people since the beginning of the year. Except for 84 new people arising out of the first-time consolidation of Wealth Capital in September 2007, the increase mainly stemmed from businesses in Germany and was due to organic growth and businees development.

On the other hand, there was a significant reduction in other operating costs (-3.8%), due to streamlining and cost-cutting policies concentrated especially at Xelion and in Austria.

In 2007, the cost/income ratio dropped to 61.1%, a sharp improvement (over 6 percentage points) compared to 67.3% in 2006.

Profit before tax totaled € 442 million, including € 9 million in Restructuring charges (on which 7 million related to Capitalia integration, mainly provisions for the new early retirement plan).
The nominal change (+34%) from the previous period rises over 41% if results for both periods are standardized by excluding the above restructuring charges in 2007 and the extraordinary capital gains[1].

Key data by country show the following:

- operating profit in **Italy** rose by 31% over 2006 due to the sharp increase in net interest income (+23.3%) and the concurrent decline in operating costs (down of 2.5%). UPB ended the year with double-digit operating profit growth, due to the good performance of net interest income (up about 20%). This was mainly the result of the growth in deposit income and the containment of operating costs, which remained in line with the previous period. Net profit was €90 million, representing an 18% increase on a comparable basis[2] over 2006. The results achieved by Xelion were particularly impressive: for the first time in its history, it ended 2007 with a net profit (€ 0.3 million), thereby reaching the break-even point ahead of projections. Xelion's strong revenue growth (up about 17%) benefited from an increase in net interest income (up about 26%, due to higher volume as well as the positive rate effect) and from a good performance by net commissions (up about 15%), which was accompanied by a substantial reduction in operating costs (down about 11%);

Income Statement (€ million)

	YEAR		CHANGE		QUARTERS		
	2007	2006	AMOUNT	%	4Q 07	3Q 07	4Q 06
Operating income	1,165	1,067	98	+ 9.2%	320	270	282
Operating costs	-712	-718	6	- 0.8%	-197	-171	-200
Operating profit	453	349	104	+ 29.8%	123	99	82
Profit before tax	442	330	112	+ 33.9%	118	99	83

1. At about 17million in 2007 from Security Services transfer in Germany and 23 million in 2006 from Banque Monegasque de Gestion transfer, respectively.
2. This increase was obtained by removing non-recurring events from both periods, i.e., integration charges (about 3 million after taxes) and the negative impact on deferred tax assets from applying the new IRES rates (about €2 million) on 2007 figures, the capital gain from the sale of BMG and the impact of incorporating the Xelion corporate centre on 2006 figures.

Financial Performance (Continued)

- operating profit was up to 28.3% in **Germany** due to double-digit revenue growth (up about 11%), driven by the excellent results of DAB (up about 11%) and dividends received from Wealth Capital Management (more over doubled from the previous period), as well as cost containment measures. Despite significant investments made in the expansion of the network and staff training, operating costs were up by just down 2%.
  The cost-income ratio stood at 59.7%, a decline of over 5 percentage points from the 2006 figure, while profit before tax rose by 45% due to lower write-downs and provisions and Security Services capital gain of 16.8 million;
- operating profit grew at a faster pace in **Austria**, rising by 31% over 2006 to about €55 million, due to strong revenue performance (up about 9%) and a reduction in operating costs (down about 2.5%). The cost-income ratio dropped from 65.6% in 2006 to 58.6%, and profit before tax rose by about 34% to a level nearly €55 million.
  The results of Bank Privat were particularly impressive. Due to the success of the initiative to transfer customers from Bank Austria Retail, its operating profit more than doubled.

Finally, the contribution of asset gathering (including Xelion and DAB) to the growth of the Division's results continues to rise. In fact, the Division reported total operating profit that was 2.5 times higher than in 2006 (from less than €22 million to nearly € 60 million), and a roughly two-fold increase in the figure as a percentage of the Division's total operating profit (from 6% to about 13%).

The Private Banking Division's EVA was €206 million in 2007, which was a sharp increase of 61% over 2006. RARORAC also increased from 35% to 54%.

Breakdown of Operating Profit as of 31 december 2007 (%)


12.1
44.9
43
Italy
Germany
Austria

Key Ratios and Indicators

	YEAR		CHANGE	
	2007	2006	AMOUNT	%
EVA (€ million)	206	128	78	+ 60.9%
Absorbed Capital (€ million)	382	360	22	+ 6.1%
RARORAC	53.93%	35.56%	1,837bp	
ROA, pb (*)	72.7bp	73.6bp	-1bp	
Cost/Income	61.1%	67.3%	-618bp	
Operating costs/Total Financial Assets**	44.4pb	48.9bp	-5bp	

(*) Operating income on Total Financial Assets (average) net of extraordinary assets
(**) Total cost on total Financial Assets (average) net of extraordinary assets

Staff Numbers

	YEAR		CHANGE	
	31.12.07	31.12.06	AMOUNT	%
Full Time Equivalent	3,549	3,350	199	+ 5.9%

Key Projects in 2007 and Main Initiatives for 2008

2007

Development of a common operating model for the main Private Banking operating units, which began in 2006, continued in 2007. There was further development in advisory services in the three countries, and the impact of the introduction of MiFID (the Markets in Financial Instruments Directive of the EU) was managed.

In 2007 UniCredit Private Banking took measures to strengthen its sales network and made progress with the network's new breakdown into three regional macro-areas (Northern Italy, Lombardy and Central and Southern Italy), designed to provide a more effective presence in markets with high growth potential and to enable a smoother integration of former Capitalia staff and branches. The structure of the Investment Department was redesigned with the aim of maximizing specialist support provided to Client Managers by adding new skills. A new structure was established that is dedicated to the development of foreign banks and key customers, which led to steps to establish a Zurich branch for German-speaking customers. The steady emphasis on meeting customers' needs also led to the introduction of new products that recognize differing preferences in terms of investment risks and returns and enhance wealth advisory services. The inauguration of placement of funds managed by non-UniCredit Group firms had the same aim.

The development of advisory services particularly involved Xelion, where assets affected by these services doubled compared with 2006; a substantial commitment was also made to delivering better quality through improved content and the adoption of targeted sales policies.

In Germany, the highly competitive market environment did not stop HVB WEM AG from achieving significant, rapid improvements in volume and quality in this segment, due to the refinement of the business model and expanded product offerings, including integrated advisory solutions, innovative, MiFID-compliant portfolio management products, and products for the management of liquid assets and transactional business. In addition, an incentive system for the sales network was implemented, and the loan process was optimized.

The main projects in Austria were as follows: the transfer of high-net-worth customers from Bank Austria to Bank Privat, the full success of which was noted above, and the development of new investment products and advisory tools by Asset Management GmbH.

Below are some of the many key projects under development in 2008:

- at the Divisional level, the most significant projects concern the launching of the "feeder" model for customers with the Corporate and MIB Divisions, in order to maximize inter-divisional synergies and to continue the process of harmonizing operating models in the three European countries;
- in Italy, the main project is definitely integration with the Capitalia Group in two key areas: on the one hand, the merger of Xelion with Fineco, including the integration of their financial consultant networks, the migration of Xelion customers to the Fineco platform and the launching of the operating model; on the other hand, the "carve-out" of the private segments of Banca di Roma, Banco di Sicilia and Bipop Carire into UniCredit Private Banking, along with the integration of account managers and customers within its service model. With regard to the latter project, prior to the referenced corporate transaction to transfer the Division, which will occur in the fall, the possibility has been raised of allowing former Capitalia customers to use the investment products and services of UniCredit Private Banking starting at the beginning of 2008;
- in Germany, the key project is the expansion of the sales network of WEM AG through planned growth in the form of investments in human resources and the opening of new branches, thus making it possible to get closer, from a business and geographic standpoint, to target customers, to cover several high-potential areas, and to increase the quality of service offered. Another important initiative is the further strengthening of the DAB brand in direct banking business to enable stronger leadership in this area;
- in Austria, a key success factor is an improved relationship with Bank Privat customers who were transferred by Retail in 2007; another is the analysis of the operating and business convergence between Bank Privat and Schoellerbank;
- there are plans to continue strengthening offshore operations. The first steps in this direction were the streamlining of branches operating in Luxembourg and the expansion of the Zurich branch, which began at the end of 2007;
- at the divisional level, there are plans to define and launch the new private banking and asset gathering model, including the related support areas, in line with the UniCredit Group's three-year plan.

Change in Asset Levels: Financial Performance and Commercial Achievements

The Asset Management Division is known for its Pioneer Investments brand, which is a global player dedicated to growing and protecting customer assets and is the UniCredit Group's asset management specialist.

As the partner of leading financial institutions worldwide, the Division is able to offer a complete range of innovative financial solutions, including mutual funds, hedge funds, asset management, institutional portfolios and structured products.

As of 31 December 2007, assets under management and administration totaled €240 billion.

The managed component, €230 billion, contracted by 6.7% from 1 January 2007 due to a net outflow of €10.5 billion (€6.4 billion in Q4 2007 alone), concentrated in the German and Italian divisions, as well as market performance, which produced a loss of €7.1 billion in Q4 2007 and an overall loss of €7 billion since 1 January 2007.

Assets under administration totaled €10.9 billion, a reduction from 1 January 2007 (-€28.2 billion or -72%), mainly due to the sale of the Service KAG division in Germany (€23 billion).

USA
Due to institutional sales at the beginning of the year, the year ended with a net inflow of funds totaling €2.7 billion.

Assets totaling €45.3 billion were down by 3.5% from the beginning of the year as a result of the unfavorable market performance (itself down 9.3%, due largely to the depreciation of the dollar against the euro) which more than offset the positive impact of a net inflow of funds, up 5.8% from the beginning of the year.

AuM by Distribution Area (%)


6.2
4.5
7.1
46.0
16.6
19.7
Italy
USA
Germany
Pioneer Austria
International
CEE

Closing assets in dollars totaled $66.7 billion, a 7.9% increase over the beginning of the year.

Italy
At the end of 2007 assets in Italy totaled €105.7 billion, a decrease of 4.9% since the beginning of the year due to a net outflow of €5.9 billion (-5.2% from 31 December 2006 asset levels).

However, since 1 January 2007, there was a net inflow of €1.1 billion in structured, unit-linked and hedge fund products, while all other areas had net outflows.

Distribution channels posted negative results with the exception of institutional customers, which saw a €347 million increase.

Pioneer Investments' market share, calculated on the basis of the new Assogestioni criterion which includes foreign-registered funds, stood at 15.58%, which was largely unchanged from 31 December 2006 when it stood at 15.57%, but up by 10 basis points since September 2007.

Germany
The Division in Germany ended 2007 with a net outflow of €9 billion, mainly in mutual funds. This was attributable to redemptions by both institutional and captive retail customers. Assets under management totaled €38 billion, a decrease of 23.8% from the beginning of the year.

Assets under administration totaled €3.4 billion, a decrease due to the sale of the Service KAG division noted above.

	AMOUNTS AS AT		CHANGE		AMOUNTS	CHANGE	(€ billion)
	31.12.2007	31.12.2006	AMOUNT	%	30.09.07	AMOUNT	%
Total Financial Assets	**240.4**	**285.0**	**-44.6**	**-15.6%**	**280.8**	**-40.3**	**-14.4%**
Asset under management	**229.5**	**245.9**	**-16.4**	**-6.7%**	**243.1**	**-13.5**	**-5.6%**
Pioneer	**213.5**	**228.0**	**-14.5**	**-6.3%**	**225.7**	**-12.2**	**-5.4%**
- Italy	105.7	111.1	-5.4	-4.9%	108.4	-2.7	-2.5%
- US	45.3	46.9	-1.6	-3.5%	48.3	-3.0	-6.3%
- International (**)	14.1	13.1	1.1	8.1%	14.9	-0.8	-5.2%
- Germany (*)	38.0	49.9	-11.8	-23.8%	43.8	-5.8	-13.2%
- CEE (**)	10.4	7.0	3.4	48.1%	10.3	0.1	0.9%
Pioneer Austria	**16.0**	**17.9**	**-1.9**	**-10.6%**	**17.3**	**-1.3**	**-7.5%**
Asset under administration	**10.9**	**39.1**	**-28.2**	**-72.2%**	**37.7**	**-26.8**	**-71.1%**

(*) Germany Business Units includes Activest and Nordinvest.
(**) In May Israel and Turkey were moved from CEE to International Business Unit. Data have been like-for-like since December 2006.

International
The international area reported a net inflow of €1.6 billion largely due to the €1.5 billion contribution of the Asian region, which benefited from the award of a new mandate in Japan.
As a result, assets rose by 8.1% over 1 January 2007.

Central and Eastern Europe
The Central and Eastern Europe (CEE) Division, formerly known as "New Markets," continued its positive net inflow trend with flows of €1.7 billion due mainly to the €1.5 billion contribution of Poland.

Pioneer Pekao consolidated its leadership among asset management companies with a market share of 21.31%.

Assets under management reached €10.4 billion, up by 48.1% from 1 January 2007, due in part to the inclusion of €1.2 billion from former Bank Austria companies in the CEE region.

Alternative Division
Assets in hedge funds totaled €5.8 billion, up by 26.5% from the beginning of 2007 as a result of inflows (€992 million) and the market performance effect (€200 million).

Specifically, the Momentum fund family had a net inflow of funds (€560.7 million), as did the Italian SGR (€332.7 million) and the Irish funds (PAI Ltd. +€99 million).

Pioneer Austria
Austria closed 2007 with assets of €16 billion, a 10.6% reduction from the start of 2007 due to a net outflow of funds (€1,585 million) in the institutional channel.

Key Operating and Financial Indicators

In 2007 the Asset Management Division reported before profit tax of €805 million, a 21% increase over 2006.

The 10.1% increase in operating profit from 2006 to 2007 was the result of revenue growth and ongoing operating cost control.

Operating income for 2007 was €1,395 million, up by 4.7% over 2006, due to an increase in management fees thanks to improvement in average asset under management (+€13 billion or +5.5%) and better product mix.

Operating expenses were €607 million in 2007 showing a decrease of 1.5% from unchanged from 2006 due to the combined effect of:

- an 10.7% reduction in administrative expenses as a result of lower consulting, marketing and advertising costs;
- higher payroll (+3.8%), resulting from incentive plan costs and a changed mix in human resources that was only partially offset by lower variable costs related to sales results and performance;
- higher amortization charges on intangible assets with a defined useful life as a result of recent acquisitions (the founders' shares of Primeo in 2007).

The Division's cost-income ratio stood at 43.5% showing a significant improvement of 273 basis points over 2006, reflecting management efficiencies.

The Division's excellent performance was reflected in value creation indicators for 2007, with an EVA of €551million (up to 18% on 2006) and RARORAC of 44.72%.

As of 31 December 2007, the Division had 2,212 FTE (full time equivalent) employees, a reduction of 66 employees from year-end 2006 (2,278). This decrease was due to the sale of KAG operations to SGSS and the reduction of 160 FTEs, but partly offset by a change in the Division's structure (Croatia and Romania) and new hires during the year.

Income Statement (€ million)

	YEAR		CHANGE		QUARTERS		
	2007	2006	AMOUNT	%	4Q 07	3Q 07	4Q 06
Operating income	1,395	1,332	63	+ 4.7%	354	343	369
Operating costs	-607	-616	9	- 1.5%	-159	-144	-178
Operating profit	788	716	72	+ 10.1%	195	199	191
Profit before tax	805	667	138	+ 20.7%	214	195	172

Key Ratios and Indicators

	YEAR		CHANGE	
	2007	2006	AMOUNT	%
EVA (€ million)	551	467	84	+ 18.0%
Absorbed Capital (€ million)	1,232	1,166	66	+ 5.7%
RARORAC	44.72%	40.05%	467pb	
ROA, pb (*)	49pb	49pb	0pb	
Cost/Income	43.5%	46.2%	-273pb	
Operating costs/Total Financial Assets(**)	22pb	23pb	-1pb	

(*) Operating income on Total Financial Assets (average) net of extraordinary assets
(**) Total cost on total Financial Assets (average) net of extraordinary assets

Staff Numbers

	YEAR		CHANGE	
	31.12.07	31.12.06	AMOUNT	%
Full Time Equivalent	2,212	2,278	-66	-2.9%

Ongoing Projects

In 2007, the following key strategic projects were launched for Pioneer's long-term growth:

INDIA

On 5 October 2007, PGAM signed a partnership agreement with Bank of Baroda to establish a joint venture in the Indian Asset Management sector through the acquisition of a 51% controlling interest in the Bank of Baroda Asset Management Company.

Strategic Aims in India:

- achieve assets under management of about $20 billion in 10 years through global and domestic products focused on retail, high-net-worth and institutional products;
- provide a local platform for Pioneer's global customers investing in India;
- take advantage of Pioneer's global investment capabilities for Indian customers that invest outside the country;
- study the feasibility of an investment and operations center in India for the Asia area, to take advantage of the availability of highly qualified English-speaking staff at lower cost.

RUSSIA

On 14 March 2007, Pioneer Investment Management Limited Liability Company was established with headquarters in Moscow.

Strategic Aims in Russia:

- establish a leading domestic asset manager with coverage in all major market segments;
- take advantage of Pioneer's line of global products and the investment platform with the local business for Russian customers and business partners;
- integrate local investment, operations, marketing and other areas with Pioneer's global offices;
- utilize Pioneer's brand and reputation and use its emerging markets expertise to develop new innovative products and services for the Russian market;
- actively promote expertise in investing in Russia to Western clients;
- become a key business partner for the International Moscow Bank (IMB) and for other product distributors;
- become recognized leaders in the business community.

GISP (Global Investment System Program)

GISP is a multi-year project working with various Pioneer business units to develop a standardized global platform for front-office operations including the ability to manage financial instruments and newly created funds by rationalizing the management of corporate data and securities registers.

The project is divided among the following key areas:

- **PFO (Pioneer Front Office)** for the implementation of the Latent Zero solution;
- **PSM (Pioneer Security Master)** for the development of the Golden Source solution;
- **PESB (Pioneer Enterprise Service Bus)** for the implementation of TIBCO middleware;
- **EDM (Enterprise Data Management)**, a tool for managing transactions, positions and accounts. This operation has been launched and will be implemented in 2008.

In December 2007, GISP had 75 users and 45 funds with a total of €50 billion in assets under management.

Key Corporate Transactions

In addition to the above initiatives, several corporate transactions were reported during the year, including:

- the acquisition, effective 31 January 2007, of a 100% interest in Nordinvest Norddeutsche Investment-Gesellschaft mit beschränkter Haftung ("Nordinvest") headquartered in Hamburg, Germany;
- the acquisition, effective 26 February 2007, of a 94.97% interest in Pioneer Asset Management SAI S.A. headquartered in Bucharest, Romania;
- the acquisition by Pioneer Alternative Investment Management Limited on 25 April 2007 of 100% of the founder/management shares of Primeo Fund Limited and Primeo Multi-Strategy Fund Limited;
- the sale, effective 30 November 2007, of Pioneer Investments Fund Services GmbH (wholly owned by PGAM through PIKAG) to EURO VL S.A. (Société Générale Group) by PIKAG.

As a part of the integration of the UniCredit Group and Capitalia, the following corporate transactions will be carried out at the end March 2008:

- absorption of Capitalia Asset Management SpA SGR (CAM) by Pioneer Investment Management SGRpA and product integration;
- absorption of of Capitalia Investimenti Alternativi SGRp.A. (CIA) by Pioneer Alternative Investment Management SGRpA and product integration; and
- absorption of Capitalia Investment Management S.A. (CIM) by Pioneer Asset Management S.A. and product integration.

The Markets & Investment Banking (MIB) Division serves as the Group's global product factory and competence center for all global financial markets and investment banking services.

MIB coped well with the challenging 2007 business year. MIB delivered - thanks to its broadly diversified business portfolio and its clear regional focus - robust financial results, despite the overall market performance in the second half of 2007.

MIB: A Well Diversified Business Model

The embedded position of MIB within UniCredit Group and concentration on core markets and capabilities give the Division a competitive advantage of a broad business diversification. Furthermore the focus on product innovations has stimulated strong customer demand across its franchise.

With the framework for MIB Division in place, 2007 was also a significant year for the execution of core strategic initiatives in various business areas, as well as several integration initiatives.

The Division successfully completed the integration of UBM, the former Italian investment banking platform, into HVB in line with its strategy of consolidating all MIB activities under HVB in Munich with the aim of:

- streamlining corporate governance
- gaining critical mass in different segments and
- building a tailor-made infrastructure.

This was a significant milestone in the reorganization of the investment banking activities.

MIB is divided into five organisational units:

- the Markets area comprises all trading, structuring and distribution activities.
- The Investment Banking area combines coverage and origination-based business, as well as financing and loan syndication.
- The new established Principal Investments area acts as the global competence centre for proprietary investments in alternative assets.
- The Chief Operating Officer heads all centralised business support functions.
- MIB Market & Credit Risks manages divisional credit risk underwriting, market risk, risk reporting and policies and collateral management.

2007: resilient performance under challenging conditions

The first full business year for MIB, created in July 2006, was characterised by extremely positive market performance in the first half and very difficult conditions in credit markets in the second half of 2007.

The first half of the year saw high revenues across the industry, well above the same period of 2006. The second half saw tremendous turmoil in several areas of the capital markets, increased volatility, weaker activity levels in some areas and heavy markdowns on investment banks' own exposures to certain assets. The distortion of credit markets led to a negative performance impact on our structured credit activities.

Nevertheless MIB achieved robust performance in all other major business lines, especially in FICC (Fixed Income, Currencies and Commodities), Equities, Financing and Principal Investments - where some business lines activity acted as natural hedges.

In 2007 - a year of two extremely different halfs - total operating income for 2007 amounted to € 2,796 million, representing a decrease of 9.7% y/y. This decline was solely driven by the credit market turmoil in the second half of 2007. Excluding the (negative) revenues of the Structured Credit business line, MIB total revenues would have beaten the previous year's figure by +20%.

Operating costs for 2007 amounted to €1,408 million, showing a decrease of 9.4% y/y overall. Staff expenses decreased by 8.7% as a consequence of lower variable compensation related to full-year performance. Non-personnel costs have been kept under control due to stringent cost management and were reduced by 8.1% y/y.

Nevertheless, the cost/income ratio rose slightly to 50.4% (versus 49.9% in 2006), due to the lower revenue base, which is still a very competitive ratio.

Operating Profit - the margin of total revenues and total costs - for 2007 was reduced to €1,388 million, a 10.6% y/y decrease compared to 2006.
As in 2006, net writedowns on loans in 2007 showed a positive figure and amounted to € 78 million (2006: € 23 million) benefitting from the sound credit quality and cash recoveries, leading to a further cost of risk improvement to positive 16bp.

Profit on investment mainly benefited from Indexchange (€219 million) and German security services (€ 259 million) sale.

Despite reduction of Risk Weighted Assets (RWA) by -1.4% y/y as a result of efficient capital management, operating income as percentage of average RWA decreased from 5.3 in 2006 to 4.4% in 2007.

Economic Value Added (EVA) as of end of year decreased by 15%, from 682 million in 2006 to € 581 million in 2007; nevertheless MIB continued to be one of the strongest contributors to the EVA of the Group.

Income Statement (€ million)

	YEAR		CHANGE		QUARTERS		
	2007	2006	AMOUNT	%	4Q 07	3Q 07	4Q 06
Operating income	2,796	3,095	-299	- 9.7%	289	351	735
o.w.:							
trading revenues	*688*	*1,485*	*-797*	*- 53.7%*	*-358*	*-47*	*254*
non-trading revenues	*2,108*	*1,610*	*498*	*+ 30.9%*	*647*	*398*	*481*
Operating costs	-1,408	-1,543	135	- 8.7%	-298	-289	-449
Operating profit	1,388	1,552	-164	- 10.6%	-9	62	286
Net write-downs on loans	78	23	55	+ 239.1%	36	42	20
Profit before tax	1,898	1,535	363	+ 23.6%	218	123	194

Balance Sheet (€ million)

	AMOUNTS AS AT		CHANGE		AMOUNTS	CHANGE	
	31.12.2007	31.12.2006	AMOUNT	%	30.09.07	AMOUNT	%
Total RWA	57,999	58,816	-817	-1,4%	66,096	-8,097	-12.2%
RWA for Credit Risk	41,808	44,797	-2,989	-6,7%	50,668	-8,860	-17.5%

Key Ratios and Indicators

	YEAR		CHANGE	
	2007	2006	AMOUNT	%
EVA (€ million)	581	682	-101	- 14.8%
Absorbed Capital (€ million)	3,829	3,535	294	+ 8.3%
RARORAC	15.17%	19.29%	-412bp	
Operating Income/RWA (avg)	4.43%	5.31%	-88bp	
Cost/Income	50.4%	49.9%	50bp	
Cost of Risk	-0.16%	-0.05%	-11bp	

Staff Numbers

	YEAR		CHANGE	
	2007	2006	AMOUNT	%
Full Time Equivalent	3,464	3,218	246	+ 7.6%

Operating Income (economic view*) (€ million)

	2007					CHANGE	YEAR		
	Q4	Q3	Q2	Q1	2006 Q4(**)	% ON Q4 '06	2007	2006(**)	CHANGE %
Markets	-101	172	609	791	526	n.s.	1,472	2,212	-33%
Investment Banking(***)	301	194	479	385	232	30%	1,358	976	39%
MIB Others	61	-50	-9	-10	n.a.	n.m.	-7	n.a.	n.m.
Total	261	316	1,079	1,167	n.a.	n.m	2,823	n.a.	n.m.

(*) Total return revenues, incl. change in market value of investment positions
(**) Figures pro-forma
(***) Incl. Principal Investments

Operatig revenues (economic view*)



Others
Principal Investments
Investment Banking
Markets
3,189
-11%
2,831
113
208%
1
348
17%
-33%
2,212
1,472
2006
2007



Others
Principal Investments
Investment Banking
Markets
758
27
261
316
61
73
61
526
172
-101
-50
4Q 07
3Q 07
4Q 06

(*) total return including mark-to-market of investment book positions

Markets: acceptable performance and a series of awards

The main business lines within Markets are FICC, Structured Derivatives, Equities and Structured Credit.

In 2007 **Markets** generated revenues of €1,472 million (-33% y/y), equal to 52% of the division's overall performance.
The top contributor in absolute terms was FICC, which generated half of the area's revenues. The largest y/y revenue increase was also achieved by FICC with a growth of +17%.

Excluding the Structured Credit business line, revenues of the Markets business area would have exceeded the comparable 2006 figure by +9%.

Despite difficult market conditions in the third and fourth quarters of 2007, MIB maintained its reputation as a high value provider of complex solutions to global clients. Testimony of the Division's reputation were the awards that MIB won in different business areas.

Fixed Income, Commodities and Currencies (FICC) was able to professionally manage the difficult market situation in the second half of 2007 and contributed an excellent result (€ 748 million, +17% y/y). A clear highlight within Interest Rate Management was the successful launch of a Jumbo Global #12 Pfandbrief in November.

The **Structured Derivatives** business developed equally well (€ 724 million, +2% y/y). Driven by prompt product development and time-to-market cycles for innovative solutions in the equities and index derivatives area, Structured Derivatives continued to broaden its competitive position. Its good performance was rewarded by the Number One ranking for "Structured Products", awarded the second time in a row. MIB also gained the "Derivatives and Risk Management Advice" award given by the German RISK magazine.

Despite the difficult market environment in the second half of 2007, **Equities** reported a very successful year (€ 383 million, +10% y/y) driven by an exceptional performance of its equity finance franchise, its solid institutional sales business as well as very satisfactory commission income growth in brokerage & electronic execution activities, driven by high volatility and increased trade volumes.

Structured Credit had a good start but closed the year with a negative revenue contribution. The turning point for the business was clearly set by the US subprime crisis, which triggered mark dowons on the whole asset class after an unbroken 15 year growth run. ABS turned from a very liquid primary and secondary market driven by the constant demand from Financial Institutions, Conduits, Structured Investment Vehicles (SIV), and Asset Backed Securities (Money Market) funds into a very illiquid, distressed market with substantial supply overhang. After a brief respite in October spreads widened again towards year-end putting some significant mark-to-market pressure on investment and trading positions.

The **Corporate Treasury Sales** unit managed to enlarge the footprint of UniCredit in the market for corporate treasury products, thanks to the well diversified customer base across different countries and the wide variety of asset classes offered to customers.
Bank customers were serviced by offering

new and innovative solutions, with an ongoing focus on active management of opportunities and risks. Strong emphasis was laid on a customer-oriented approach and on improving financial advisory services to meet higher client requirements.

An excellent cooperation with the leveraged finance origination teams in the Investment Banking area allowed the unit to exploit cross-selling opportunities, generating new business flows with large corporate customers. These deal flows serve as an example of how the group wide cooperation within the MIB division brought synergetic effects for all participating units.

Investment Banking: overall success despite difficult market conditions

The main business lines within Investment banking are Financing, Capital Markets and Regional Investment Banking.

In 2007 **Investment Banking** contributed revenues of € 1,010 million (+17% y/y), equal to 36% of the divisional performance.

Despite the difficult market environment in the second half of the year, Investment Banking (IB) met its year-end targets. This is mainly due to the record result delivered by the business line Financing, which once again served as the main contributor to Investment Banking revenues. The team's knowledge of regional markets, depth of transaction experience and access to a wide variety of investors continue to be the foundations of its success especially in the difficult market environment.

2007 was also the year, in which IB systematically built up Mergers & Acquisitions (M&A) expertise in its core markets, resorting to selective talent hiring. MIB Division aim to be one of the major M&A players with a leading role in cross-boarder M&A in core markets.

Financing - consisting of acquisition leveraged finance, project finance, structured commodity finance and other structured transactions - managed to substantially increase its revenues and profit contribution compared to the previous year (€ 743 million, +35% y/y) despite the turmoil in financial markets during the 2nd half of the year.

The **Corporate Solutions** team successfully supported the corporate relationship network in generating lead transactions in the Lending and Capital Markets. This was proven by some landmark transactions like Tognum and TUI in Germany or Barilla and Enel in Italy.

Loan Syndication shifted over € 15 billion of market risk in 2007 spread across approximately 160 deals. 2007 was a seminal year for IB's leveraged finance syndications business, where we underwrote a total of € 37.8 billion, completing landmark transactions such as Pro-Sieben (€ 6.9 billion), Kion (€ 3.7 billion), Boots (€ 17.4 billion) and CBR (€ 1.5 billion). Against a 22% increase in global Project Finance volumes, the Project & Commodity Finance team doubled its underwritings to € 5.2 billion through some 21 bookrunning mandates.

With regard to M&A-related financings, UniCredit was able to win prominent lead mandates in deals such as the € 35 billion ENEL acquisition of Endesa and $ 1.5 billion Luxottica acquisition of Oakley.

Capital Markets achieved important mandates and leadership in core markets.

Debt Capital Markets (DCM) succeeded again in bringing a large number of mandates to the market in its core product "covered bonds", acting as lead manager/lead arranger/ bookrunner. Syndicated bonds for Greece, Italy and the European Investment Bank (including the "Climate Awareness Bond") were well received by the market.

Structured New Issues is the clear market-leader in arranging bond transactions for windfarm portfolios. Breeze has become the brand name for these tailor-made transactions. So far, more than € 1 billion have been placed on the markets by Breeze Finance. Breeze won the Euromoney and Ernst & Young Renewable Energy Award for the Senior Debt Deal of the Year for the second time in a row. Breeze Finance is also proof of the UniCredit Group's commitment to sustainability.

Equity Capital Markets (ECM) continued the successful course of previous years, maintaining its position among the top ten players in terms of transactions as bookrunner in the German equity capital market. In addition to its role as lead manager/lead arranger/bookrunner for the IPO of POLIS Immobilien AG as the first listed company concentrating exclusively on commercial real estate, a further highlight of 2007 was the successful capital increase of Premiere AG, which utilized an innovative price fixing procedure. This was a so-called segregated price fixing mechanism in accordance with the German transparency and disclosure law (TransPuG). Another milestone was reached in the equity-linked sector with the placement of the Tui bond amounting to almost €700 million.

In 2007 MIB also confirmed its leadership position in ECM in Italy. Successful transactions ranged from IPOs (important mandates were Damiani, Il Sole 24 Ore and D'Amico) to rights issues (including the prestigious mandates of Gemina and Credito Valtellinese) and accelerated bookbuilt offers (Fastweb).

The rational behind the new **regional IB** set-up is a stringent focus on the client. Regional clusters are focused on Germany, Italy, Austria, CEE and the US. France, Spain, Switzerland and the United Kingdom are sub-clusters. Non core-markets clients are covered in a different set-up where special attention is paid to emerging global players in the corporates and financial sector. Regional Investment Banks contributed € 216 million (+7% y/y) to the area's revenues in 2007.

Principal Investments - a new business area

Effective from June 2007, MIB established a third business area - Principal Investments (PI). This area bundles the Group's proprietary investment activities in alternative assets.
In 2007 the PI portfolio achieved an excellent performance. With investments in private equity funds, direct equity investments and hedge fund investments, the portfolio is well diversified.
In 2007, the PI business area generated revenues of € 348 million in 2007, trebling the figure for 2006.

Global Research - strong expertise in clearly defined segments

UniCredit Global Research supports clients in strategic and tactical asset allocation, security selection and risk management. Its unrivalled expertise in core and Emerging European Markets leverages UniCredit's leading role in the region as the first truly European Bank. Once again, Global Research achieved a high degree of media coverage and won several awards in 2007.

Outlook

2008 will present MIB with significant challenges in a highly complex financial environment, characterised by the need for normalisation of the credit markets environment, therefore the much hoped return to normal market conditions in Structured Credit, and an intensified fight for market share, especially in high growth areas. Macroeconomic risks can derive from possible recessions in the US and Japan, leading to a global slowdown with repercussions on our core markets in Europe.

The Division will continue to build its business model on the three pillars of high diversification, core product strenght and a clear regional focus. MIB sees strong growth potential in the CEE countries and in a number of business areas, ranging from project finance and fixed income to debt capital markets and structured issues. Furthermore, the speed of integration, improvements of distribution capabilities and cross selling opportunities within MIB and the entire UCI Group are key structural enablers for success in 2008.
Given the increased uncertainties in the capital markets, with further deteriorated credit spreads across an enlarged number of asset classes at the beginning of the year, MIB remains very cautious in its outlook.

Key Projects in 2007 and Main Initiatives for 2008

2007

With the MIB Division's new organisational setup 2007 was the meaningful year for the realisation of core initiatives in terms of strategy and integration.

In line with its core strategy besides to successfully complete the integration of UBM into HVB, MIB reached a significant milestone in the reorganization of the operations in Austria with the consolidation of all the CEE MIB subsidiaries under the newly founded UniCredit CAIB AG.

The acquisition process of Aton Capital Group was completed by BA-CA in the first half of 2007. In the meantime, MIB developed and rolled out its organization and strategy in Russia leveraging not only the leading equity brokerage capabilities of ATON but also the fixed income/fx expertise and corporate franchisee of UniCredit Bank Russia (the former International Moscow Bank).

As in Russia, a governance model as well as an organizational structure have been defined and implemented in Poland - also combined with a cooperation model with the CEE Division.

Following the acquisition of Capitalia by UniCredit Group, MIB Division aims to strengthen its Italian business, both in terms of client penetration and operational platform. A specific integration process was activated in the second half of the year and is well on track as the target set-up of MIB business model has already been defined for Capitalia as well.

Some special initiatives - activated in 2006 - focused on streamlining processes and realizing cost synergies reached important milestones in line with expectations. In particular, the Target Operating Model project completed the design and planning phase that will bring to a consolidation of global back office activities for MIB products by the end of 2009. The *Integration of UCI and HVB international networks* is at the half-way point: a number of efficiency measures (such as consolidation of premises/IT&ops platforms, reduction of headcount) have already been accomplished and the branch organizational model has been revised to fully reflect the Group divisional model.

Beside that, MIB successfully implemented effective steering tools by introducing a MIB specific value management method to support the capital management and further developing its MIS (Management Information System).

2008

In 2008, MIB will focus on further building its international platform, improving both distribution and cross selling activities within the UniCredit Group.

One of the key pillars will be leverage of Division's regional footprint in EEMEA (Eastern Europe Middle East Asia), where the rollout of the global MIB model to the remaining local CEE banks in Turkey, Croatia and Slovakia will take place to fully exploit MIB's strenghts within CEE region, leveraging the UniCredit Group's unparalleled franchise of local banks.

MIB will also focus on the accomplishment of the initiatives already activated in 2007 such as Capitalia integration finalization, the consolidation of all the Markets' activities in Austria and Emerging Europe under the future Austrian Investment Bank, International Network rationalization and the implementation of Target Operating Model.

CEE Division Financial Performance

In 2007 the UniCredit Group again confirmed its leadership in Central and Eastern Europe (CEE).

This was the region with the highest growth rates in Europe as a result of continuing high levels of foreign direct investment, as well as increasing domestic demand due to fast-growing disposable household income.

Despite world-wide financial turbulence starting in the summer of 2007, the CEE banking market and banking revenues are expected to continue to develop strongly, as the level of banking intermediation is still far below the EU average.

The UniCredit Group offers its more than 24 million retail, corporate and institutional customers an extensive range of products and services through 3,383 branches in 20 CEE countries. Due to its unparalleled coverage, the UniCredit Group is the preferred partner of many international customers active in CEE. The UniCredit Group's coverage of the region also gives it the advantage of economies of scale, not least in the provision of back-office services throughout the region.

Integration and merger projects were a central focus in 2007 in many CEE countries; many of these were completed during the year and in Q1 2008.

The area is managed by two divisions: the CEE Division within **Bank Austria** is defined as a sub-holding for the banking activities in CEE, with the exception of Poland and Ukraine, which are managed directly by the **Poland's Markets Division** within UniCredit Holding. Bank Austria manages the banks in the following 18 countries: Azerbaijan, Bosnia & Herzegovina, Bulgaria, Croatia, the Czech Republic, Estonia, Hungary, Kazakhstan, Kyrgyzstan, Latvia, Lithuania, Romania, Russia, Serbia, Slovakia, Slovenia, Tajikistan and Turkey.

In 2007 the CEE Division of the UniCredit Group achieved a net profit for the period of €1,091 million based on continued operating business growth. This result also includes one month of operations of the newly acquired ATF Bank in Kazakhstan, contributing €12 million to the Division's 2007 net profit. All relative changes in this chapter expressed in percentage terms have been normalized in order to exclude perimeter and exchange rate influences.

The net profit for the period exceeded initial expectations with an increase of 22.8% on a normalized basis compared to 2006, adding another milestone in the successful development of the Division. The operating profit totaled €1.638 million, outpacing the respective 2006 results by +€359 million or +26.6% on a normalized basis.

The results for the Division were driven by total operating income, reaching € 3,367 million, an increase of €568 million or 18.8% on normalized basis. As a consequence of the continued, favorable development of business volumes in terms of total loans increasing by 37.4% and deposits (including securities issued) by 18.7%, net interest income posted the highest contribution to the revenue increase in absolute terms, increasing by €395 million. Booming business development in Russia, both in corporate and retail segments, led to an increase of net interest income by 46,0% normalized, followed by the Czech Republic with +22.4% normalized, driven by corporate lending, and Croatia / Bosnia with +18.4% normalized.

Commission & fee income of €929 million added another €206 million or 26.7% on a normalized basis to the 2006 results, while trading income at €177 million was 31,0% lower than in 2006, due to significantly deteriorating market conditions in the second half of 2007.

Operating costs increased significantly less in 2007 than revenues, further improving the Division's cost-income ratio by 2.9% to 51.4%. At €1,729 million, total operating expenses increased by 12.3%, on a normalized basis, versus 2006. This also included the expansion programs implemented in Turkey (+85 branches in 2007), Russia (+17), Romania (+9) and Hungary (+7) and a concurrent increase of staff by 939 to 38,387 FTEs. The inclusion of ATF Bank in December 2007 added a further 5,260 FTEs for a total of 43,647 FTEs at the close of 2007.

Risk provisions of €211 million reflect an increase of 22.6% over 2006 on a normalized basis, a somewhat stronger growth than the increase in average Risk-Weighted Assets (RWA), thus increasing the cost of risk from 0.45% in 2006 to 0.47% in 2007. This still reflects an excellent risk performance based on prudent risk controls, effective loan recovery processes and a generally favorable credit risk situation in the CEE economies.

The growth of average RWA, at 15.0% in 2007, was kept below the 19% increase of revenues, thus improving the ratio for revenues on RWA by 12 bps to 7.04% and contributing to a sound value creation: The Division's Economic Value Added (EVA) improved by 28.6% to €575 million, representing a strengthening of the Risk-Adjusted Return on Risk-Adjusted Capital (RARORAC) by 9 bps to 14.08%

Total Revenues December 07 at constant (2005) rates (€ million)
CEE Division: +18.8%



share
vs prior year
Turkey
19.5%
Croatia
23.4%
14%
Russia
22%
Czech Republic
15%
Bulgaria
14%
7%
Romania
14.2%
7%
Hungary
11.5%
4%
Slovakia
11%
Other
29.1%
2006
2007

Income Statement

(€ million)

	YEAR		% CHANGE		QUARTERS		
	2007	2006		AT CONSTANT EXCHANGE RATES	4Q 07	3Q 07	4Q 06
Operating income	3,367	2,799	+ 20.3%	+ 18.8%	953	844	772
Operating costs	-1,729	-1,520	+ 13.8%	+ 12.3%	-526	-414	-458
Operating profit	1,638	1,279	+ 28.1%	+ 26.6%	427	430	314
Net write-downs on loans	-211	-169	+ 24.9%	+ 22.6%	-62	-80	-39
Profit before tax	1,342	1,051	+ 27.7%	+ 25.9%	318	345	261
Profit (Loss) for the period	1,091	874	+ 24.8%	+ 22.8%	256	284	210

Balance Sheet

(€ million)

	AMOUNTS AS AT		CHANGE		AMOUNTS	CHANGE	
	31.12.2007	31.12.2006	AMOUNT	%	30.09.07	AMOUNT	%
Total Loans	62,169	45,260	16,909	37.4%	53,458	8,711	16.3%
o.w. with customers	*50,638*	*38,784*	*11,854*	*30.6%*	*42,713*	*7,925*	*18.6%*
Customer deposits (incl. Securities in issue)	46,261	38,986	7,275	18.7%	41,610	4,651	11.2%
Total RWA	58,891	47,253	11,638	24.6%	48,773	10,118	20.7%
RWA for Credit Risk	55,632	43,885	11,747	26.8%	45,695	9,937	21.7%

Key Ratios and Indicators

	YEAR		CHANGE	
	2007	2006	AMOUNT	%
EVA (€ million)	575	447	128	+ 28.6%
Absorbed Capital (€ million)	4,084	3,196	898	+ 27.8%
RARORAC	14.08%	13.99%	9bp	
Operating Income/RWA (avg)	7.04%	6.91%	12bp	
Cost/Income	51.4%	54.3%	-295bp	
Cost of Risk	0.47%	0.45%	2bp	
Tax rate	18.70%	16.8%	186bp	

Staff Numbers

	YEAR		CHANGE	
	2007	2006	AMOUNT	%
Full Time Equivalent (KFS group 100%)	43,647	37,448	6,199	+ 16.6%
Full Time Equivalent (KFS Group proportional)	33,796	27,983	5,813	+ 20.8%

Strategy: Acquisitions, Key Initiatives, Completion of Mergers

Acquisitions

The CEE network of Bank Austria was enlarged in 2007 and in January 2008 by two major acquisitions in Kazakhstan and Ukraine. Programs to fully integrate the two banks into the UniCredit Group in relation to business strategy, operations processes, IT, reporting and standards have already been initiated.

In June 2007 Bank Austria signed an agreement with the shareholders of ATF Bank in Kazakhstan to acquire a majority stake in the bank, and in November 2007 the transaction was closed.

With consolidated assets of €5.6 billion at year-end and a market share of 9.2% in total assets as of 30 September 2007, ATF Bank is the third largest bank and largest foreign-owned bank in Kazakhstan. ATF Bank offers a broad range of financial products through its branch network of 140 branches throughout Kazakhstan, as well as subsidiaries and affiliates (including leasing and pension fund companies). ATF Bank furthermore has subsidiaries and affiliates in Kyrgyzstan, Tajikistan and Russia (Omsk region).

In Corporate Banking, the focus is on diversifying the customer base to different business sectors. In the Small and Medium Enterprises (SME) segment, the bank is engaged in cooperative programs with international institutions such as the World Bank, EBRD (European Bank for Reconstruction and Development) and KfW. A successful integration into the UniCredit Group and a further branch expansion are top priorities for 2008. The bank is also committed to developing its SME banking and intends to open additional branches specifically for servicing SME customers.

In January 2008, the acquisition of 94.2% of CJSC Ukrsotsbank (USB), Ukraine, was finalized. As of 31 December 2007, USB was the fourth largest bank in Ukraine by net customer loans (€3.2 billion, +68% above 2006, representing a market share of 5.8%) and fourth by customer deposits (€1.6 billion, 5.5% market share). On the same date, the bank had total assets of approximately €4.2 billion.

USB's business model is primarily oriented towards retail banking (48% of the loan portfolio and 8.6% market share as of 31 December 2007), coupled with a solid presence in the corporate and SME sector, accounting for the remaining 36% and 16% of the loan portfolio respectively. As of December 2007, USB's network consisted of 508 branches.

Integration Program

Begun in 2006, the integration program of the CEE Division (integration projects relating to our 22 banks in 16 countries) has been successfully completed. It comprised the following projects:

- Merger countries: In Slovakia, the Czech Republic, Bulgaria and Romania mergers of two or even three banks were completed both legally and technically in the course of 2007 and in Bosnia and Herzegovina in February 2008. The merged banks in Slovakia, Romania and Bosnia and Herzegovina now use the Core02 application platform, Bank Austria's standard application system for CEE. The new UniCredit Group system EuroSIG was introduced in the merger program in the Czech Republic. For Bulgaria we chose to use the application FlexCube from the company iFlex, a system which is also currently being implemented in Russia.
- Integration countries included Russia, Croatia, Turkey and the three Baltic countries, Estonia, Latvia and Lithuania. In these countries, where no local mergers were executed, the effort within the integration program concentrated on integration in the Bank Austria sub-holding. The integration focused on regulatory reporting, management information systems and risk management, as well as the establishment of group standards. In the Baltic countries, the integration program also included the transfer of the previous HVB branches in Lithuania and Estonia into the banking subsidiary in Latvia and the implementation of Core02 in the new pan-Baltic bank.
- Rebranding: The UniCredit Bank brand is used in most countries, amended by the previous local brand name for countries with a strong local identity. The rebranding process aiming at using the UniCredit brand throughout CEE to underline its performance capabilities and the international standing of a leading banking group was completed in 2007.

Cross-Border Initiatives

Various cross-border initiatives have aimed at maximizing the competitive advantages of our comprehensive network of operating units in the whole region, while benefiting locally from the strength and expertise of a leading international banking group. The above-mentioned brand architecture underscores the most visible feature of the CEE Division: the ability to serve customers across borders while meeting their individual needs by incorporating local specifics.

In corporate business, homogeneous customer segments and shared business models as well as efforts to standardize the product range are prerequisites for offering our customers access to our entire network from any location. Offering a "single point of entry" is the philosophy behind our Cross-Border Client Group (CBCG) approach, supported by special cross-border products for corporate customers active in more than one country.

Global product lines such as Global Financial Services, leasing and commercial real estate businesses have been established. They act as vehicles for knowledge transfer in the entire UniCredit Group, demonstrating the advantages of a large bank in smaller countries. Moreover, global product lines act as hubs linking supply (e.g. western institutional investors) and demand.

Also in Retail, a Cross-Border Partnership Program with the goal of developing a best-in-class SME service model in selected CEE countries, leveraging the internal best practices, was put in place. The project was built on four key pillars: Products, Segments, Sales & Service Model and Credit Process. The partnership nature of the project is based on a strong cross-functional involvement and cooperation among Business, Risk, Global Banking Services and Human Resources.

In 2007 the project was rolled out in Romania and Bulgaria; and, based on market potential, Russia, Ukraine, Croatia and Poland have been lined up as second-wave countries for 2008.

Furthermore, the CEE Division has been investing in strategic customer satisfaction initiatives across the region in order to extend a strong customer-oriented culture. The UniCredit Group's Global Banking Services Division (GBS) performed an essential function in the entire integration process, maintaining cost effectiveness, unlocking synergies and developing locational advantages in the long term with a best-practice approach. Projects range from process design to IT harmonization, facility management and group-wide procurement. The cost synergies which GBS seeks to achieve are not only "quick wins" but will also enhance performance in customer service on a sustainable basis.

Other initiatives that are under way have been designed to bundle asset management and investment banking activities; in this context, bundling does not mean centralizing but creating a multipolar structure with optimal division of labor.

Uniform cross-regional Management information Systems (MIS) were introduced in 2007 in order to implement control activities in the most efficient way. They are also a prerequisite for meeting Basel II requirements and for coordinating treasury operations and capital management.

Focus on Turkey, Russia and Croatia

Turkey

Turkey			(€ million)
	YEAR		CHANGE AT
	2007	2006	CONSTANT FX RATE
Operating income	865	716	+ 19.5%
Operating profit	417	323	+ 27.5%
Profit (Loss) for the period	237	229	+ 1.9%
Cost/income	51.80%	54.88%	-308pb
	2007	2006	CHANGE
FTEs	16,619	15,792	827
Branches*	738	653	85

(*) Including subsidiaries.

Yapı Kredi Bank (YKB) is one of the leading commercial and retail banks in Turkey, becoming the fourth largest private bank in terms of total assets following its merger with Koçbank in 2006. Under its ownership structure, 81.8% of YKB is controlled by Koç Financial Services (KFS), the 50-50 joint venture between the UniCredit Group and Koç Group.

KB has leading positions in credit cards, assets under management, non-cash loans, leasing, factoring and private pension funds. YKB has an extensive network of 738 branches throughout Turkey as well as domestic and international (Netherlands, Russia and Azerbaijan) subsidiaries. In addition, Banca di Roma's Istanbul Branch was integrated into YKB in December 2007 following the UniCredit Group-Capitalia merger.

In 2007, YKB initiated a renewed focus on commercial business and efficiency improvements. Many new projects were implemented in light of this new focus, which led to an increased presence of the bank with positive market share gains in both retail and corporate segments. In line with YKB's accelerated growth strategy, an aggressive branch opening plan was announced in July 2007. The target is to reach a total of approximately one thousand branches by 2009. With the opening of 85 retail branches in 2007, the bank closed the year with a total of 738 branches, including subsidiaries.

The transaction migration project was continued in 2007 to reduce transaction load on branches, achieve efficiency in teller and back-office roles and increase customer satisfaction. The focus on customer satisfaction and retention indicators was also sharpened both at bank level and at branch level in 2007, with the use of internationally recognized research methodologies.

Retail Customers:
YKB maintained its leadership in credit cards in 2007, strengthening its credit card brand "World". A partnership with Vakıfbank, bringing together 8.5 million cards, will further strengthen the brand image of Worldcard.

In 2007, YKB achieved above market growth in SME loans in 2007 through its differentiated and focused approach as well as a dedicated service model designed to provide fast and outstanding service to SMEs. The successful implementation of a project that provided pre-approved limits for existing customers contributed to the strong increase in general-purpose loan market share to 10% in 2007. Through increased focus and new product offerings, YKB was also able to steadily increase its housing loan market share through the year to reach 7% in 2007.

Corporate Customers:
YKB's customer-oriented approach in Corporate Banking is based on a selective strategy and concentration on productivity as well as differentiated and structured products. In 2007, YKB strengthened its "consultant bank" image in foreign trade and maintained its leading position in the market by reaching a foreign trade volume of USD 40 billion and a market share of 14%. YKB participated in a number of important project finance deals in 2007, particularly in the energy, transportation, telecommunication and real estate sectors.

Russia

2008 Outlook:

YKB considers 2008 the first year fully dedicated to growth following a year of post-merger stabilization in 2007. The accelerated branch expansion plan is targeted to continue with 160 additional branch openings planned for 2008. Alongside the targets for above-sector growth with market share gains and the continuation of the branch expansion plan, a strict focus on cost containment and efficiency measures will be enforced in line with YKB's profitable growth strategy.

Russia			(€ million)
	YEAR		CHANGE AT
	2007	2006	CONSTANT FX RATE
Operating income	466	392	+ 21.9%
Operating profit	286	261	+ 12.2%
Profit (Loss) for the period	192	175	+ 13.0%
Cost/income	38.64%	33.35%	529pb
	2007	2006	CHANGE
FTEs	2,814	2,000	814
Branches*	73	53	20

(*) Including Leasing.

ZAO UniCredit Bank, the former International Moscow Bank, is one of Russia's leading universal banks measured by profitability and efficiency. With total assets of €10.23 billion the bank holds a market share of about 1.8% ranking among the top ten banks in the country. After the acquisition of two minority stakes, the UniCredit Group, through Bank Austria, is the sole shareholder.

To support its dynamic growth, a capital increase of USD 300 million was carried out.

In 2007 the bank successfully continued its expansion path and increased total assets by almost 50%.
The countrywide distribution network was enlarged by 17 additional branches to the current 64; thus, apart from 27 offices in Moscow and eight in St. Petersburg, ZAO UniCredit Bank is present in 22 other Russian regions serving about 420,000 individual and SME clients and about 3,500 companies with its comprehensive range of banking products and services.

Corporate banking

In 2007 the bank further strengthened its position in the corporate sector and demonstrated again a substantial growth in the lending business, particularly driven by the steadily growing demand from midsized regional corporations. The loan book increased by nearly 57% to RUR €6.20 billion. Over 100 out of the top 200 Russian companies and two-thirds of the top 50 are customers of the bank. Its factoring portfolio increased fourfold during 2007, leading it to fourth among Russian banks offering factoring services. Real estate finance was another segment showing strong growth; the total portfolio increased by about 74%.

To benefit from the rising demand outside the centers of Moscow and St. Petersburg, the bank continued to expand its regional presence and opened new representative offices in Krasnoyarsk, Tyumen and Kemerovo, as well as in Minsk, the capital of Belarus.

Focus on Turkey, Russia and Croatia (Continued)

Retail banking
Development of its retail banking business is a key strategic target of ZAO UniCredit Bank. In 2007, as in previous years, the bank concentrated its efforts primarily on the lending business, with key products being car loans, residential mortgages and credit cards. In all these products it grew faster than the market. The car loan portfolio increased by 110% and residential mortgages by over 200%, supported respectively by close relations with car manufacturers and their specialized financial companies, and with realtors and commercial agents as well as with builders and developers. Thus the overall retail loan portfolio more than doubled to over €1.40 billion. Our customer base (private individuals and SME clients) increased by more than 65% to roughly 420,000. As a result the market share in retail lending grew from 1.1% last year to the current 1.4%.

The regional network expansion is fully on track. Besides additional offices in Moscow, St. Petersburg, Rostov-on-Don and Magnitogorsk, full branches were opened in Novosibirsk and Nizhny Novgorod. Thus the bank is now present in 22 out of 88 Russian regions. Additionally the ATM network was increased by nearly 64% to the current 480 units, and call center services were considerably expanded.

Outlook for 2008
Main priorities for the coming years are:
- expand market share in retail banking and corporate banking with medium-sized companies, particularly in Russia's regions;
- retain market share in business with large corporations;
- remain one of the most profitable banks in Russia;
- develop and improve quality control systems in retail; optimize and streamline processes;
- in corporate, develop lending further, with focus on more complex products such as investment lending, factoring, leasing, uncollateralized trade finance, etc.

Croatia and Bosnia Herzegovina

Croatia and Bosnia Herzegovina			(€ million)
	YEAR		CHANGE AT
	2007	2006	CONSTANT FX RATE
Operating income	607	492	+ 23.4%
Operating profit	277	185	+ 50.1%
Profit (Loss) for the period	214	171	+ 25.6%
Cost/income	54.30%	62.42%	-812pb
	2007	2006	CHANGE
FTEs	6,604	6,550	54
Branches*	314	311	3

(*) Including Leasing.

Zagrebačka banka is Croatia's leading bank by product quality and innovative technology. In March 2007 the bank's capital was increased by €477 million to support its further growth. In 2007 the bank recorded an increase of market share in total assets, retail and corporate loans, total revenues and pre-tax profit. AUM developments were particularly good (+110% y/y), resulting in further strengthening of a leading position and 32% market share. Zagrebačka banka's 2007 sound profitability was driven by strong growth of net interest income supported by rapid loan growth, the capital increase, and a solid development of client deposits, as well as a remarkable increase in fees and commission income.

The bank and its subsidiaries offer a wide array of banking and non-banking services through 145 branches, the largest ATM network in Croatia and direct distribution channels. It serves over 1.1 million active private customers and almost 80,000 business customers. In 2007 the bank intensively continued work on introducing new products and services: the revolving Go!Card with "3 in 1" functions, internet bill presentment for retail clients, and B2G internet services for corporate clients. Distribution channels were enlarged via the m-banking service - a phone banking service in a highly secure environment.

Retail customers:
Year 2007 ended with €4.51 billion of total private customer deposits (+5.9% y/y). The continuous exercise of an advisory role to our customers resulted in stable deposit growth, alongside strong growth in assets under management, especially for mutual funds in a high-yield environment.

By being flexible and adaptable to client's needs, housing loans reached €2.06 billion (+23.8% y/y), and €640 million of new loans have been made. Consumer loans reached €1.49 billion (+15.9% y/y); more than €681 million of new loans were made over the year, strongly boosted by cash and card loans.

Corporate customers:
In 2007 Zagrebačka banka confirmed its dominant position in financing prime Croatian corporate clients, central and local government, and infrastructure and real-estate projects. Corporate customer deposits grew by 31.7% to €2.09 billion at year-end, while corporate loans increased by 12.6% to €2.83 billion.

Technology, as one of the key elements of the bank's success, received special attention in 2007. Respecting the needs of corporate clients for high quality information that will make their business activities more effective and successful, the bank introduced a solution through its e-banking system that presents to clients all information and data pertinent to their relationship with the bank. The bank also introduced financing products for utilization of EU funds' potential (PHARE and SAPARD). In cooperation with UniCredit Leasing Croatia, the bank also offered lease financing through its sales network.

Focus on Turkey, Russia and Croatia (Continued)

Markets and Investment Banking (MIB)
Zagrebačka banka is the domestic market's undisputed front-runner in terms of quality and volume of investment banking services provided. The year 2007 proved to be extremely successful, as the bank structured and arranged more significant transactions than any other Croatian bank, both in local and international markets.

During 2007, the local market witnessed strong dynamics in the equity capital markets, and the bank structured and arranged a series of benchmark transactions. In 2007, the bank further strengthened its leading position in the custody segment, with the market value of assets under custody amounting to €10 billion (with 215% annual asset growth rate). The bank's brokerage department ranked among top brokerage service institutions in the country, with annual turnover exceeding €272 million.

Outlook:
In 2008 the bank intends to maintain its leading role within the domestic market by fostering improvement and development of products and services, leveraging its opportunities in advanced technologies, and exploiting the high earnings potential of MIB, real estate, the card business, factoring and leasing.

Other Countries:

The subsidiary in the Czech Republic, UniCredit Bank Czech Republic a.s., began its activities on 5 November 2007 through the integration of Živnostenská banka and HVB Bank. The bank continues to offer a wide range of quality products to corporate and private clients. In Corporate Banking, it is one of the market's strongest banks in the areas of project, structured and syndicated corporate finance. The bank has also built a strong position in acquisition financing and ranks first in financing commercial real estate. With a focus on upper-tier private clients, UniCredit Bank is also growing fast in retail mortgage financing, as well as in investment products and credit cards. It is focused on services for small business clients. With an 11% increase in net profit, the bank completed the merger year successfully.

Following the merger of the former UniBanka and HVB Bank Slovakia in 2007, UniCredit Bank, with market shares of 10% in loans and 7% in deposits, is the fourth largest bank in Slovakia. The bank's current 96 branches well cover the Slovak market. At the same time the bank is one of the market leaders in corporate financing. The bank serves more than 170,000 clients, of which 6,000 are corporate clients. Its electronic sales channels for customers are renowned, and it holds a strong market position in issued cards and operated ATMs. The bank recorded a profit of SKK €47 million, 70% above 2006 and driven by both an increase in revenues and in cost savings. Although in 2007 the bank fully concentrated on the successful merger, the development of net loans to customers (+12% y/y) and deposits (+10%) was favorable.

In Hungary, after the excellent business year 2006, UniCredit Bank Hungary again showed a very strong performance. Total assets increased in line with the market by 16.5%, keeping the market share at 6.3%. Profit before taxes exceeded expectations, including a significant profit through the sale of GBC, a card service provider. With the branch expansion project, UniCredit Hungary widened its network to 83 offices, keeping a low cost-income ratio of 48.7%. All business segments performed above budget and over market in some areas. The number of clients was increased by more than 48,000 to almost 245,000. This was mainly due to the increased number of branches and a variety of sales initiatives in the retail segment.

In Slovenia, UniCredit Banka Slovenija d.d. has been among the fastest growing banks in recent years and more than doubled its total assets since 2003. The core business of the bank, loans to customers, grew in 2007 by €300 million to €1.6 billion, resulting in a market share of 5.7%. The bank achieved very good results, with a profit before taxes of €19.7 million (+33.7%) despite the major challenge in 2007 posed by the Euro introduction that led to reduced income opportunities in several areas.

In Bosnia and Herzegovina, the main focus in 2007 was on the merger among UniCredit Zagrebačka banka, Mostar, and HVB Central Profit Banka, Sarajevo into the new UniCredit Bank, which was successfully completed in February 2007. Together with Nova banjalučka banka in the Serbian part of the country, the UniCredit Group is the largest bank in the country, with a market share of 22% and serving one million customers through 169 branches.

In the market in Serbia, UniCredit Bank Serbia is ranked eighth, with a 4.2% market share in terms of total assets, loans and deposits and with a customer base of 120,000 private customers and almost 11,000 business customers. It is one of the leaders in the local foreign exchange and money markets. Compared with 2006, the net profit of the bank registered a growth of over 60%. The assets increased by 7%, and off-balance sheet (mainly guarantees) increased by some 40%.

On 31 May 2007 the legal merger in Romania between the former HVB Bank Tiriac and UniCredit Romania was completed, and the new bank was renamed UniCredit Tiriac Bank S.A. After the merger a long-term strategic growth program has been developed, aiming at rapid organic growth, strengthening of sales activities and sustainable value creation. Despite a challenging merger process, the bank reported good financial performance in 2007. Total revenues increased by 14.1% to €258 million. The net profit amounted to €79 million, 50% above 2006 results. Customer loans grew by 6%, and the outstanding customer deposit base increased by nearly 15%. The bank served almost 600,000 customers at the end of 2007, including more than 45,000 companies.

In Bulgaria, UniCredit Bulbank is the result of a three-way merger of Bulbank, HVB Bank Biochim and Hebros Bank, which was completed in 2007. UniCredit Bulbank is Bulgaria's largest bank and serves over 1.1 million customers through an optimized network of 263 branches. Its leading position is evidenced by its market shares: 15.3% in total assets, 14.0% in total loans and 16.6% in total deposits as of year-end. In spite of the challenging merger, the bank almost doubled its net profit to €128 million. Gross loans increased by 25.3% while further growth in the already strong deposit volume ensures a reliable base for future loan growth.

To achieve a stronger market position in the Baltic countries, AS UniCredit Bank, Riga, was transformed into a new pan-Baltic bank operating with its head office in Latvia (Riga) and two branches in Lithuania (Vilnius) and Estonia (Tallinn), as well as two corporate offices in Latvia (Riga) and Lithuania (Klaipeda). All customers of the Vilnius and Tallinn branches of HVB were transferred to the new branches of the bank in Lithuania and Estonia as of 1 September 2007.

Poland's Markets Division Financial Performance

The Poland's Markets Division manages the UniCredit Group's operations in Poland and Ukraine.

In Poland, thanks to Bank Pekao and BPH the UniCredit Group has a combined market share of more than 17.5% and is the leading bank in terms of total assets, loans to customers and assets under management. The banks can rely on a nationwide network of 1,278 branches, a strong presence in all major cities in the country and on Poland's biggest ATM network (over 2,500 ATMs, available to customers of both banks free of charge), enabling their customers to have full flexibility and easy access to bank channels all over the country.

In Ukraine, the UniCredit Group (through UniCredit Ukraine Bank) has a market share of about 1% in terms of total assets and loans to customers; but there are ambitious plans for growth, in both the retail and corporate segments, considering the positive macroeconomic and banking sector developments in the country. Corporate Banking is now the core business of the UniCredit Group in Ukraine, contributing about two-thirds of revenues and accounting for a 1.4% market share of corporate loans. Retail banking is in the start-up phase of its development and has strong potential for further growth. UniCredit Ukraine Bank has shown higher than market growth of corporate and retail business volumes, despite the merger process concluded in September 2007.

Income Statement (€ million)

	YEAR		% CHANGE		QUARTERS		
	2007	2006		AT CONSTANT EXCHANGE RATES	4Q 07	3Q 07	4Q 06
Operating income	2,386	2,132	11.9%	9.0%	596	618	579
Operating costs	-1,113	-1,031	8.0%	5.3%	-296	-282	-265
Operating profit	1,273	1,101	15.6%	12.5%	300	336	314
Net write-downs on loans	-79	-113	-30.1%	-29.8%	-6	-19	-19
Profit before tax	1,229	999	23.0%	19.3%	282	321	278
Profit (Loss) for the period	998	804	24.1%	20.4%	229	267	227

Balance Sheet (€ million)

	AMOUNTS AS AT		CHANGE		AMOUNTS	CHANGE	
	31.12.2007	31.12.2006	AMOUNT	%	30.09.07	AMOUNT	%
Total Loans	23,829	23,906	-77	-0.3%	22,357	1,472	6.6%
o.w. with customers	*19,386*	*18,154*	*1,232*	*6.8%*	*18,399*	*987*	*5.4%*
Customer deposits (incl. Securities in issue)	25,891	26,827	-936	-3.5%	25,226	665	2.6%
Total RWA	27,864	21,029	6,835	32.5%	23,703	4,161	17.6%
RWA for Credit Risk	26,116	19,940	6,176	31.0%	22,215	3,901	17.6%

Key Ratios and Indicators

	YEAR		CHANGE	
	2007	2006	AMOUNT	%
EVA (€ million)	473	351	122	+ 34.8%
Absorbed Capital (€ million)	1,253	994	259	+ 26.1%
RARORAC	37.75%	35.31%	244bp	
Operating Income/RWA (avg)	10.38%	11.31%	-94bp	
Cost/Income	46.6%	48.4%	-171bp	
Cost of Risk	0.36%	0.62%	-26bp	
Tax rate	18.8%	19.5%	-72bp	

Staff Numbers

	YEAR		CHANGE	
	2007	2006	AMOUNT	%
Full Time Equivalent	25,469	25,646	-177	- 0,7%

In 2007 the Poland's Markets Division posted a net profit for the period of € 998 million, representing an increase of 24.1% at current rates and 20.4% at constant rates.

The Division's results were driven by operating income, which totaled € 2,386 million, representing an increase of 11.9% (9,0% at constant fx). These increases were the combined result of:

- net interest, which rose by 11.4%, primarily due to the growth in loans to customers, up by 7%;
- growth in net fees and commissions, which rose by 12.6% (10 at constant fx), thanks to strong sales of mutual funds, retail loans and structured products.

In 2007 operating costs rose by only 8.0% (5.3% at constant fx). Staff expenses were up by 11.4% y/y (8.5% at constant fx) due to integration costs and branch expansion in Ukraine (with an impact of about 2% at constant fx). Other administration expenses and depreciation grew 4,2% (2% at constant fx), due to integration costs and unrealized synergies in Poland (due to the delayed BPH spin-off, which took place at the end of November, though budgeted for the first half of the year) and branch expansion in Ukraine (again with an impact of about 3% at constant fx).

At the end of December, there was a total of 25,469 employees (FTEs), representing a reduction of 177 employees from December 2006. In terms of efficiency, the cost-income ratio reached the outstanding level of 46.6%, representing a significant improvement over 2006 (48.4%). Operating profit for 2007 totaled € 1,273 million, up by 15.6% (12.5% at constant fx).

Effective credit risk control and loan recovery policies translated into a 30.1% reduction of net loan write-downs, reaching a cost of risk of 0.36% (a 26 bps absolute reduction), with continuous improvements in loan quality.

As of 31 December 2007 the Division's loans to customers totaled € 19 billion, a 6.8% increase, while deposits (including securities in issue) stood at € 26 billion, a 3.5% decrease impacted by AUM conversion.

The Division also achieved excellent results in 2007 in terms of value creation, with EVA at €473 million, increasing 34.8%, and RARORAC at 37.75%, increasing 244 bps y/y. This improved value creation is driven by the increase in profitability, i.e., by the growth of revenues, cost control and decreasing loan provisions.

Key Projects in 2007 and Main Initiatives for 2008

The year 2007 has been a particularly successful one for the UniCredit Group banks in Poland, Bank Pekao and BPH, with respect to lending to retail customers. The key products have been consumer loans, mortgages and credit cards, reaching high growth rates in terms of sales and outstanding volumes. Very strong dynamics were also observed in mutual funds, one of the key products in both banks, with a combined market share of ca.30%.

On the country level, the key commercial focus within the retail segment will stay on mortgages, consumer and small business loans and mutual funds, as the banks aim to maintain double digit growth rates. In the corporate segment, commercial activity will focus on further acquisition of medium and large corporate customers, leveraging the UniCredit Group's leadership position.

In Ukraine, the retail segment has already developed a wide range of products, among which on the lending side are mortgages, car loans, consumer loans, salary cards and credit cards (including gold and platinum cards).

On the deposit side, the main retail products available at present are current accounts with ATM/debit cards, savings plans and term deposits (in both local and foreign currency). Internet banking became a new sales distribution channel. More new products will be developed in the present year in transactional services (FX cards, corporate cards), as well as in more sophisticated investment products; in retail, new mortgage and refinancing products, chip cards, FCY cards, business cards, investment products and basic private banking services are all in the pipeline.

A full-fledged cooperation partnership program for real estate agencies will also be started at the beginning of next year. The bank has successfully opened 24 new branches in 2007, which allowed the UniCredit Group to rapidly acquire new clients; since the launch of the retail business in September 2006, the bank has acquired more than 86,000 clients.

In the corporate segment, the focus has been on large corporate clients and on offering a wide range of products, including standardized loans, trade finance and structured finance, cash management services, etc. The UniCredit Group is ranked second in terms of custody business in the country, closing numerous important deals in 2007 and acting as a client agent in a variety of acquisitions.

Strategy: Key Initiatives, Highlights of the Integration/Merger Situation

In Poland, Bank Pekao and BPH finalized their merger on 29 November 2007 after an integration process begun in mid-2006. From a corporate point of view and pursuant to agreements with local authorities, a spin-off and the integration process resulted in the creation of two new banks: the new Pekao Bank (which integrated the 285 retail branches of the former BPH plus the entire corporate business) and the new BPH (with 200 branches). The agreement to sell the latter to GE Money Bank has already been signed; the transaction is expected to be finalized in the first half of 2008.

The spin-off and integration process brought new value to the Polish banking sector thanks to the creation of "New Pekao," the clear leader in the Polish banking sector. The "New Pekao" assumed market leadership in key areas and will further strengthen its nationwide coverage with ambitious aspirations to become the undisputed leader in sustainable revenue growth and profitability and a benchmark in central and eastern Europe, in particular with respect to:

- retail family banking: a leading bank for families, providing the highest service levels by utilizing the best practices from Pekao (e.g., mutual funds) and BPH (e.g., experience in customer acquisition);
- retail small business and affluent segments: the undisputed market leader due to a full range of lending products and a service model based on advisors and state-of-the-art credit scoring;
- corporate: the best-recognized corporate bank, covering all customer needs, supported by relationship managers and dedicated product specialists;
- risk: excellence in risk management in terms of loan quality and time-to-market.

Despite the rigors of the integration, thanks to great dedication and hard work, the banks have been able to achieve excellent financial results, managing to combine solid commercial performance and a focus on customers, even in the midst of the merger.

The UniCredit Group is placing a strong emphasis on Ukraine in light of the enormous growth potential of the local market. In September 2007 the legal and operational merger between UniCredit UA and HVB UA was completed, creating the new Bank UniCredit Ukraine with a market share in loans of about 1%.

The bank throughout 2007 was committed to expanding its retail business and has launched a retail network development project in all of Ukraine's major cities. The project includes an integrated IT platform, consisting of a network, a local core, SSB cards, and Euronet ATMs, along with a customized integration layer and front-end, a central back office, a new call center and a standardized branch model designed to best-practice international standards.

In other words, a fully operational platform was created from scratch. During 2007 UniCredit Ukraine opened 24 branches, reaching a total of 42 branches as of year-end, with 65 contracts for further branch locations already signed.

Report on Operations (Continued)

Global Banking Services for the Group

The Global Banking Services[1] acts as the UniCredit Group's preferred provider for a broad range of services to support the business divisions. These include back office, loan recovery, information & communications technology (ICT), purchasing, insurance brokers, property management, securities custodian and settlements.

Through its Global Service Factories, the Division provides strategic support for the sustainable growth of the UniCredit Group's operations by adding value and providing the highest quality for the services offered.

The GBS is also responsible for optimizing internal procedures and the UniCredit Group's cost structures, as well as for controlling costs through centralized procurement services at the group-wide level.

1. On July 17, 2007, the Board of Directors approved the reorganization, under the responsibility of the Deputy CEO in charge of the Organization and Service functions, of the activities of the GBS Division, which became a UniCredit Group HQ Department and was renamed Banking Services and of the related structures. Consequently, at 12/31/2007, the former GBS area comprised the following line structures: Group ICT, Group Organization and Logistics, Banking Services, GBS CEE area (the "GBS functions"), as well as Legal Affairs, Group Identity and Communications and the following staff structures: Management Consultancy, Security, Deputy CEO Legal Project, Internal Customer Satisfaction, Restructuring Integration and Deputy CEO Staff.


CEO
MANAGEMENT COMMITTEE
DEPUTY CEO
Group Ict
Group Organization & Logistics
Banking Services
GBS CEE

Financial Performance

In 2007, Global Banking Services continued integration, consolidation and optimization of services provided within the UniCredit Group. The integration of HypoVereinsbank (HVB) and Bank Austria and the synergies already identified as flowing from the merger with Capitalia generated opportunities for greater improvements in process efficiency.

The rising costs, net of former Capitalia's perimeter, associated with the Division are a result of the process of integration and consolidation of operations that were previously carried out by the business divisions (i.e. €96 million in new operations absorbed by the Division in 2007). Careful management of direct costs made it possible to generate a 4.9% improvement in efficiency, taking into consideration inflation and contractual salary increases. Benefits for the UniCredit Group are therefore estimated at €133 million.

ICT services provided by Service Factories and service departments in Bank Austria and HVB[1] generated cost efficiencies of 2.2% while at the same time incurring additional costs, due to business expansion and the development of related projects. In Italy, the integration and consolidation of ICT from the business divisions, and in particular the CEE banks, continues to increase efficiency at the group-wide level. Another factor contributing to efficiency is the rationalization of operations in German service companies such as HVB Systems GmbH. In summary, the operations acquired in 2007, together with the integration of Capitalia's ICT, will result in gradual improvements in efficiency for the UniCredit Group in 2008.

The Global Operational Services area generated a 10.9% improvement in efficiency as a result of the continued process of transferring operations to Romania, rationalization of the operations of Payment Administration Services GmbH in Germany, and the reorganization of Bank Austria Administration Services GmbH in Austria. The ongoing centralization of back-office activities, combined with the integration of Capitalia's information system, will make it possible to achieve further improvements in efficiency in the coming years.

The costs of the Workout Services area decreased during the year and allowed the generation of a 9% efficiency. This was the result of significant measures taken to centralize the management of non-performing loans. The strategy to centralize operations will lead to further benefits in the integration process with Capitalia.

In 2007, the Real Estate Services area continued the "space optimization" project, which, together with the sale of non-strategic assets, resulted in efficiency improvements of 6.7%, partly through a 12% reduction in depreciation. The new opportunities offered by the integration with Capitalia, combined with the results of ongoing projects, will serve as a foundation for improving efficiency and further reducing future costs.

Lastly, the centralization of the purchasing process by the Global Sourcing area generated benefits for the Group both in terms of improved efficiency and greater control over the supply process.

Direct Costs Structure (%)


1
4
21
47
27
ICT
Real Estate
Back Office
Other
Workout


15
54
31
Other admin. exp.
Staff exp.
Depr.

	2007	2006	AMOUNT	%
Direct costs base[2]	2,752	2,721*	-31	+1.2%

	2007	2006	AMOUNT	%
FTE[3]	10,458	11,612	-1,153	-9.9%
- of which domestic	9,021	10,737	-1,716	-16%
- of which CEE countries	1,438	875	+563	+64%

* Including €8.2 million divisional inter-company
1. Direct costs are those relating to the ICT entities and departments in Italy (UGIS, Quercia and UNIT), Germany (HVB IS and HVB AG ICT Department) and Austria (Wave and BACA AG ICT Department).
2. Figures do not consider former Capitalia's perimeter.
3. See note 2.

Key Projects in 2007 and Main Initiatives for 2008

2007

Group ICT Department

In 2007 the operations of the ICT Department focused on supporting business growth through product innovation and service quality, compliance programs and the integration and development programs specified in the current three-year plan. The following projects were carried out and completed:

- development of the UniCredit Group's European platform, called Eurosig, which was successfully launched in the Czech Republic and is the first European installation. This platform will serve as the foundation for future migrations of the former Capitalia banks and those of HVB and Bank Austria;
- integration of banks in CEE countries through projects carried out in the Czech Republic, Romania, Slovakia, Bulgaria and Ukraine (excluding Ukrsotsbank);
- spin-off of 285 Bank BPH branches to be integrated into Bank Pekao;
- launch of the Bank Austria integration program;
- completion of the first phase of integrating the Capitalia Group, the most significant results of which were the integration of Capitalia's holding company, authorization to manage private and corporate customers using a segment approach, and the migration of HR data for all Capitalia employees to the UniCredit Group's platform;
- launch of a project to develop a new group-wide HR solution;
- preparations for the opening (planned for 2008) of the Murex Global Competence Center in Warsaw for the management of the UniCredit Group's treasury operations;
- determination of target IT architecture for the Markets and Investment Banking Division (MIB), which has been designated to support the centralized provision of MIB services in the new international model;
- reorganization of the project to create a single asset management platform for the Pioneer Group;
- opening of the new Basson Data Center in Verona, Italy, which is the target site for the consolidation of the UniCredit Group's mainframe systems.

In 2007 the second edition of the internal customer satisfaction survey (i.e. "Ascolto Cliente") confirmed the excellent results of 2006.

In 2007, the operating synergies projected by ICT were achieved according to plan.

2008

Key operations in 2008 consist of integration with the former Capitalia Group and the development of the Eurosig platform for the future integration of HVB and Bank Austria. In 2008, the UniCredit Group's ICT area will concentrate on the following activities:

- integration of former Capitalia banks and continuation of the program to integrate HVB and Bank Austria on the UniCredit Group's European platform, Eurosig;
- completion of transactions to integrate banks in CEE countries (i.e. Poland and Bosnia);
- consolidation of target IT architecture for the MIB Division;
- finalization and launch of the single Asset Management platform core;
- consolidation of Capitalia's ICT functions into UniCredit Global Information Services;
- finalization of plan to integrate the UniCredit Group's IT operations;
- continuation of launch of ICT international competence centers;
- transfer of HVB's mainframe to the new Basson Data Center in Verona, Italy.

In 2008, an internal process will also be launched to manage innovation made possible by new IT resources.

Banking Services Department

The Global Banking Services Department is composed of the following two areas:

- the Global Operations Services area, which is responsible for the functional coordination of the UniCredit Group's operations companies;
- the Workout Services area, which is responsible for the functional coordination of the UniCredit Group's loan recovery companies.

2007

Global Operations Services Area

In 2007, the Banking Services Department continued the process of integrating the countries under its responsibility (Austria, Germany, Italy, the Czech Republic and Romania) in order to provide better support for the business divisionalization strategy. The breakdown of the main operational lines by product and process provided an opportunity to compare operating and management models in an effort to standardize and bring them into line with best practices. A Risk Committee was established in the Global Operations Services area with the aim of developing global monitoring and business continuity solutions. In 2007, the Back Office area reconfirmed its emphasis on reorganization and efficiency-improvement activities.In Germany, the rationalization of back-office structures and processing continued with the further reduction of sites, an increase in the level of process automation, and significant benefits in terms of production costs. Effective January 2008, HVB Financial Market Services Bank, a company dedicated to the securities sector, was sold to CACEIS. A new Target Operating Model has been established in the investment banking area (under MIB), calling for a reorganization of the finance area with centralization of processes and implementation of a single IT platform. The process of reorganizing and rationalizing back offices at foreign branches continued.

In Italy, the most significant projects in 2007 in the production areas were: the enhanced management of all Italian offices through the closing of the Vicenza and Aosta branches; the launch of the UniCredit Consumer Financing help desk; the completion of the centralization of administrative processing for private mortgages provided by UniCredit Banca with the creation of dedicated competence centers in Romania and Italy; and the implementation of the Certezza Legale (Legal Certainty) project for the audit of guarantees issued by the UniCredit Group banks.

Regarding operations in Romania, the UniCredit Processes & Administration (UPA) branch in Bucharest continued its growth trend by acquiring additional activities in payment processing and correspondent banking. The Bucharest branch also started performing administrative and accounting services for UniCredit Ţiriac Bank, the entity resulting from the merger of UniCredit Romania and HVB Ţiriac. Lastly, a new facility was opened in Iaşi that will make it possible to support the expansion of back-office operations for UniCredit Ţiriac Bank.

In 2007, UPA received confirmation of the ISO9001:2000 and ISO14001:2004 Quality and Environmental Certifications obtained in 2006. The second iteration of the internal customer satisfaction survey called "Ascolto Cliente" was carried out. This yielded results that were better than those in 2006 and better than the European benchmark.

The integration with Capitalia resulted in an increase in processing volume for UPA, especially in the payments, securities and core banking areas. A Back Office Integration Plan was prepared that calls for the enhanced management of operations falling under Capitalia Solutions and Finance Operations.

In Austria, Administration Services launched a reorganization process, moving from a customer-based model to a process-oriented model in keeping with emerging international trends. In the Czech Republic, Banking Transaction Services (BTS) consolidated its back-office role for local banks by providing support for IT migration to the Eurosig platform, as well as support for the bank merger process. Lastly, the Security and Finance area participated in the project to reorganize the UniCredit Group's local investment banks, resulting in the development of a wider sphere of operations in 2008.

2008

In 2008, there are plans to consolidate international integration in the Global Operations Services area, as witnessed by the development of a new corporate organizational model, and the plans for this area may potentially include expansion to additional countries. In 2008, the integration plan is scheduled to harmonize administrative and accounting processes at UPA and Capitalia Informatica with the UniCredit Group's operating model and to centralize back-office operations currently executed by former Capitalia banks. To implement the plan it will be necessary to create a single organizational structure, broken down into 14 geographic offices, to facilitate the assignment of processing tasks according to local capabilities. A substantial training program will support this initiative.

Key Projects in 2007 and Main Initiatives for 2008 (Continued)

2007

Workout Services Area

The Workout Services Area was established in the second half of the year with the aim of providing functional coordination for all the UniCredit Group companies and structures involved in the management of problem loan recoveries. UGC Banca S.p.A., the UniCredit Group servicer, which in just a few years has become a leader in the Italian non-performing loans (NPL) market, operates within the Workout Services Area.
At the end of 2007 captive porfolio managed by UGC accounted for the 52% of the total amount.

In 2007, UGC Banca achieved a variety of significant targets in its operations:
- it surpassed the €1 billion threshold of collections in 2007, thereby breaking a record for Italian servicers of NPLs;
- it received consistently high ratings from the major rating agencies: Standard & Poor's assigned it a "Strong" rating, making it the only European servicer to receive this rating, and Fitch Ratings gave it RSS2+IT and CSS2+IT ratings, which, though shared with other companies, were the highest ratings received in Italy;
- it acted as Master Servicer in the restructuring of agricultural tax receivables on the books of the Italian National Social Security Institute (INPS), involving about 700,000 taxpayers for a total of about €7 billion;
- it updated its agreement with outside attorneys, taking a cue from the Bersani law on deregulation and introducing incentive and retention mechanisms;
- it initiated procedures to open the first foreign branch of UGC Banca in Germany.

In 2007 the first edition of the internal customer satisfaction survey (i.e. "Ascolto Cliente") reported results close to top values.

As part of the Capitalia integration, the Workout Services Area (specifically the servicer, UGC Banca) has already completed most of the integration project. It has transferred the management of the NPLs of UniCredit Banca di Roma (formerly Capitalia Holding) and Banco di Sicilia to UGC Banca, established Aspra Finance, to which the problem loans of the banks and companies of the former Capitalia Group will gradually be sold in 2008 and it has revised mandates previously formalized by the Capitalia Group.

2008

The conclusion of the NPL integration process is scheduled for 2008. This will involve the overall management of a portfolio of about 350,000 positions in a total gross amount of approximately €27 billion. With regard to developments abroad, the first foreign branch of UGC Banca will open in Germany, and further contacts will be made with the aim of broadening the geographical coverage of the Workout Services Area.

2007

Organization and Logistics Department

In 2007, the UniCredit Group's Organization and Logistics Department worked to ensure consistency in the development of organizational and operating models in line with business strategy and to support and improve the quality of services and products offered; these considerations included procurement and management costs, either direct or through the relevant service factories. In these projects the Department engaged the support of other group entities (Legal, Risks, Finance, etc.).

The Department was reorganized in 2007 and now is composed of four areas: Organization, Cost Management, Global Sourcing and Real Estate.

The most significant activities performed in 2007 by the Organization area were as follows:

- coordination of the Markets in Financial Instruments Directive (MiFID - a project aimed at implementing new regulatory requirements for Italian legal entities and coordinating MiFID projects in Germany, Poland, Austria and the CEE;
- determination of the authorization process for new financial products designed for professional customers through the establishment of the New Financial Products Committee at the UniCredit Group headquarters;
- coordination of organizational and procedural aspects of the integration with Capitalia finalized on Day One;
- optimization of credit processes with particular regard to corporate and small business performance management at HVB, the management of delinquencies of private customers at HVB, and the credit process for cross-border customers;
- development of organizational and processing aspects in the context of Basel II, with particular regard to the determination of the process to disseminate information on defaults of customers shared by UniCredit Group entities, and the issuance of regulations for group-wide customer processes; development of guidelines for the preparation and approval of the application to Banca d'Italia for the use of internal ratings-based (IRB) methods;
- development of the UniCredit Group model, including: a new senior management structure and a review of the membership of headquarters committees; the reorganization of UniCredit headquarters under the project to integrate former Capitalia human resources and structures; and the reorganization of the Compliance area at the group-wide level.

The most significant activities performed in 2007 by the Cost Management area were as follows:

- Initiation of cost management in Bulgaria, Romania, Hungary, Slovakia, the Czech Republic and Russia;
- Set up and implementation support of an action plan of savings for the aforementioned banks;
- Continuous saving actions on the Italian perimeter (i.e. Printing optimization project).

In 2007, the Global Sourcing area continued to globalize and further focus its operating model on customers. Its most significant activities were as follows:

- integration of CEE countries and consolidation of their purchasing volumes in global categories;
- integration of the Capitalia purchasing structure into the global procurement organization;
- further consolidation of purchasing volumes in global categories in Austria, Germany and Italy;
- achievement of new synergies, as distinct from those anticipated from the integration with HVB;
- increased use of e-procurement tools provided by the 1city.biz digital market, managed by i-Faber S.p.A.;
- launch of a process to create a global e-procurement tool;
- launch of the integration of the purchasing office in Poland into Global Procurement.

In 2007, the Global Sourcing area and the domestic procurement offices achieved synergies on purchases in global and local categories, which exceeded initial estimates, due to the consolidation of purchasing volumes, price standardization, the sharing of best practices and due also, as noted above, to intensive trading in the 1city.biz virtual market (accounting for 35% of total transactions carried out in Italy, Germany, Austria and CEE countries).

Key Projects in 2007 and Main Initiatives for 2008 (Continued)

2007

The most significant activities performed in 2007 by the Real Estate area were as follows:
- optimization of the management of the UniCredit Group's real estate assets by completing the 2005-2007 Space Optimization Plan, selling nine properties with a capital gain of 21 millions euro, renewing maintenance contracts for the UniCredit Group's branches and negotiating a new contract for supplying electricity to the entire UniCredit Group (Italian perimeter) using only renewable sources;
- opening of 150 new branches, rebranding of the retail network, restructuring of almost 70 branches and around 800 self-service areas;
- integration of former Capitalia by determining a corporate strategy for acquiring the real estate assets of Capitalia; approval of contractual conditions and supply specifications; determination and application of guidelines for governance activities with respect to Capitalia Solutions in the period preceding the absorption of that entity by UniCredit Real Estate;
- Coordination of the RE Performance project for comparing real estate assets in Austria, Germany and Italy and identifying possible savings areas.

In 2007 the second edition of the Internal Customer Satisfaction survey (i.e. "Ascolto Cliente") on Italian perimeter signed a remarkable improvement (+15%) as compared with previous year. In 2007 the survey was extended for the first time also to Austria and Germany.

2008

The year 2008 will be devoted to both the development and consolidation of the objectives achieved in 2007, as well as to opening up new initiatives to take advantage of the opportunities resulting from integration with the former Capitalia Group. In the Organization area, the main initiatives will be aimed at: beginning the reorganization of risk management duties at the group-wide level; organizational activities and the realignment of areas of responsibility for the completion of the integration with the former Capitalia; the simplification of governance processes; the finalization of MiFID-related procedural aspects; and the implementation of the Retail Division's organizational model in Italy; the outsourcing of securities services.

In the Cost Management area, the main initiatives will be aimed at: establishing a new organizational structure at the group-wide level with accountability for geographical areas and cost categories by making synergies and best practices available throughout the UniCredit Group; developing competence lines by leveraging global and local cost-management structures at every corporate level; expanding the scope of analysis to all the UniCredit Group's cost components, in coordination with the appropriate areas; and standardizing the process of managing expenses and investments by taking advantage of group-wide synergies.

In the Global Sourcing area, the main initiatives will be aimed at: the achievement of further synergy in accordance with purchasing objectives and goals related to the integration of Capitalia; the organizational integration of purchasing offices in Austria, Germany and Italy through activities such as the adoption of the permanent establishment and the merging of parallel organizations; the further consolidation of purchasing volumes in global categories in Austria, Germany, Italy and the CEE; the full integration of Poland into the global organization; the best use of human resources through skill assessments; and increasing the use of the 1city.biz virtual market.

In the Real Estate area, the main initiatives will be aimed at: the integration of the real estate assets of the former Capitalia group, as well as of its human resources and other operations and functions; the rationalization of its sales network after instituting the UniCredit business model; the rationalization of the retail network, in the context of the Private and Corporate Banking carve-outs; and the achievement of significant synergies in terms of space optimization.

The Business Combination with Capitalia

The Business Combination

By a resolution passed on 20 May 2007 UniCredit's Board of Directors initiated a project to combine the UniCredit Group and Capitalia group. A similar decision was made by the Board of Directors of Capitalia S.p.A ("Capitalia") on the same date.

On 30 July 2007 the shareholders of UniCredit and Capitalia met in respective EGMs and approved this combination, which was carried out by absorbing Capitalia into UniCredit (the "Merger").

The merger agreement was signed on 25 September 2007 and registered with Rome and Genoa Trade and Companies Registers on 25 and 27 September 2007, respectively. The merger became effective on 1 October 2007.

REASONS FOR THE BUSINESS COMBINATION

The business combination with the Capitalia group is in line with the strategic goal of further growth including through non-organic transactions in two complementary areas:

- consolidation in our reference markets – Italy, Germany, Austria and Central and Eastern Europe – in order to strengthen UniCredit's position in markets where it already has a presence by benefiting from economies of scale in the areas of production and distribution;
- growth in new markets to achieve economies of scale in the area of production and to create new, significant strategic growth options at the international level.

The combination is certainly consistent with the first development area, domestic growth, but it also allows the implementation of further growth options in both Italian and European markets due to product factories' upscale potential and the Group's greater size.

The post-combination Group benefits from highly diversified geographies (based on data at 31 December 2006) with:

- Four reference markets, viz.: market share of 16% in Italy, 5% in Germany and 19% in Austria; establishments in 17 Central and Eastern Europe (CEE) countries – double the presence of the closest competitor in terms of total assets.
- Over 50% of combined revenues generated outside Italy;

and a well-balanced business mix:

- Significant exposure to retail business (37% of revenue).
- Increased size in global businesses, i.e. Markets and Investment Banking, and Private Banking and Asset Management which account for 14% and 11% of revenue respectively.
- A substantial contribution from the Corporate and CEE divisions (20% and 18% of revenue respectively).

In the Italian market the merger has enabled UniCredit primarily to strengthen its distribution network by increasing market share in economically attractive areas where it was relatively less well represented (Lombardy, Latium, Sicily and Apulia) thereby making it possible to establish a more balanced presence throughout Italy. To be specific, UniCredit's market share, measured in terms of the number of banking branches, has risen from 5% to 9% in Lombardy, from 8% to 27% in Latium, from 4% to 30% in Sicily and from 8% to 13% in Apulia. Following the merger, the Group's branches are almost equally distributed throughout north-western, north-eastern, central and southern Italy and the islands.

The business combination with Capitalia has resulted in an enhancement of UniCredit's position in several specialized businesses. In leasing, market share (measured in terms of the existing portfolio) in Italy will grow from 13% to 21%, in factoring from 6% to 12% (market share measured in terms of the amount of receivables discounted), and in bancassurance from 12% to 18% (market share measured in terms of policies taken out). In addition, UniCredit has significantly expanded its team of financial advisors, the number of which has increased from 1,900 to over 3,000, and it has attained leadership in online banking due to integration of Fineco Bank, the market leader.
Finally, integration allows economies of scale in production, such as asset management and investment banking, while the specialist skills developed by Capitalia in several business segments such as structured finance and subsidized financing enhance the Group's expertise, and these skills may be further exploited Europe-wide.

The adoption of a regional distribution organization following the merger can also facilitate the combination of local banks as described below.
In the international arena UniCredit maintains its strong European profile with over 50% of the Group's revenues after the merger continuing to be derived from markets outside Italy.

DETAILS AND TIMING OF THE COMBINATION

On 30 July 2007 UniCredit's extraordinary shareholders' meeting approved the plan for the absorption of Capitalia into UniCredit. The share swap ratio was set at 1.12 new UniCredit ordinary shares for each Capitalia ordinary share. For the purpose of the combination, UniCredit's extraordinary shareholders' meeting also approved:

- an increase in divisible share capital of up to €1,473,547,088 par value through the issuance of up to 2,947,094,176 ordinary shares with a par value of €0.50 per share to be swapped for Capitalia S.p.A ordinary shares outstanding on the merger's effective date.

As a consequence of the Merger, UniCredit's extraordinary shareholders' meeting also approved:

- four increases in divisible share capital, excluding stock options pursuant to Article 2441 para. 8, Italian Civil Code, up to a total par value of €17,731,028 (equal to up to 35,462,056 ordinary shares) to enable the exercise of new options on UniCredit stock to be allocated as a replacement for an equal number of warrants (originally allocated free of charge to employees of the Capitalia Group, Fineco Group and the network of Fineco Bank financial advisors), which had not been exercised on the effective date of the combination.

The plan for absorption of Capitalia by UniCredit was also approved on the same date, 30 July 2007, by an extraordinary shareholders' meeting of Capitalia. Since UniCredit's articles of association stipulate that no holder of voting rights may exercise such rights for a quantity of shares exceeding 5% of share capital, Capitalia shareholders that did not agree to the merger resolution were given the right to withdraw pursuant to Article 2437 et seq., Italian Civil Code (at a share liquidation price for Capitalia shares of €7.015 per share).

In this regard, the number of Capitalia shares for which the right to withdraw was legitimately exercised totaled 74.8 million.

Under Article 2437 quater, paragraph 3, of the Italian Civil Code, the 82,703,400 ordinary Capitalia shares for which the withdrawal right had been exercised, were offered as an option to Capitalia's Shareholders other than those who exercised the withdrawal right for a period ending on 3 October 2007. In the context of this offer, 7,851,704 shares were assigned, both as an effect of the exercise of purchase option rights and of the pre-emption right, pursuant to the above-mentioned Article 2437-ter.

GROUP GOVERNANCE

In accordance with its articles of association (by-laws), UniCredit has adopted a traditional governance system based on a Board of Directors with management functions and a Board of Statutory Auditors with internal control duties.

For the purposes of the integration, together with the combination plan, the boards of UniCredit and Capitalia approved an agreement covering the governance of their respective companies.

Specifically this agreement prescribed that four Capitalia representatives were to be appointed to the Board of Directors of UniCredit (and at the same time, four representatives of UniCredit were to be appointed to the Board of Directors of Capitalia) following the approval of the merger plan by the shareholders' meetings of both companies.

In this regard, at its meeting on 3 August 2007, UniCredit's Board of Directors appointed the following individuals as new directors: Berardino Libonati, Salvatore Ligresti, Donato Fontanesi and Salvatore Mancuso. At the same time, Mr Libonati was appointed as Deputy Chairman of the Board of Directors.

As of 1 October 2007 UniCredit's registered office was transferred from Genoa to Rome, while its headquarters remained in Milan.

The Capitalia Group's presence in regions of central and southern Italy will be enhanced in the new Group not least through the use of the Banca di Roma and Banco di Sicilia brands.

CREATION OF VALUE

It is estimated that the business combination will lead to the generation of gross synergies of about €1.2 billion (net synergies of about €800 million) starting in 2010, about 68% of which will result from cost savings and 32% from incremental revenues due in part to the transfer of best practices. One-time restructuring costs, estimated in the merger project at about €1.1 billion, were recognized in the 2007 Income Statement. The net present value of synergies (after restructuring costs) is estimated to be about €7 billion, which is equivalent to 39% of Capitalia's market capitalization as at 8 May 2007, the last date prior to the significant spread of market rumors.

The Reorganization Plan

Following the Merger, UniCredit also assumed full ownership of those operations, the direct performance of which was not consistent with its operating model. In some cases, UniCredit also assumed direct and indirect control over companies engaged in like businesses already performed by companies of the UniCredit Group.

Thus, in order to translate the objectives communicated to the market into action and operational and business processes that will make it possible to achieve

The Business Combination with Capitalia (Continued)

targets, integration teams were created and assigned to 12 areas (one for each division and competence line). In this context, the Group's overall integration plan for the reorganization process (the "Plan") was prepared, implementation solutions and procedures were identified and the estimated dates for completing the various phases were set. The goal is to complete the entire integration by the end of 2008.
On the one hand corporate changes concern transactions that involve UniCredit SpA directly in the area of the spin-off of operations that are not consistent with the organizational structure adopted, on the other hand the plan covers action designed to integrate common businesses and subsidiaries operating in the same business areas.

ACTION CONCERNING UNICREDIT SPA

Following the Merger, the following business areas, which previously had not been not managed directly by the Group's Parent Company, were transferred to UniCredit:

a) Investment Banking, Call Centre, Large Corporate & Institutional Clients, and Securities Services,
b) Properties, Audit and Non-Performing Loans.

Based on the preliminary work of the integration teams, it was decided to temporarily keep the operations under (a) at UniCredit due to the complexity of the businesses and ongoing assessment of the best transfer methods. These will then be reassigned within the Group or sold to third parties taking into account the Group's strategic objectives and the financial benefits. Moreover, these operations can be performed without altering Capitalia's existing structures and staff responsible for these activities.

On the other hand, for the operations under (b) the following integration methods have been established right from the beginning:

Real Estate

At end-December 2007, property holdings were transferred to UniCredit Real Estate by contributing a Property business, under a capital increase of €880m, i.e. the value of this business, by the transferee.

This business segment consisted of property already owned by Capitalia as well as the assets, liabilities, resources, rights, obligations, responsibilities, legal relationships, powers, charges, expectations, and in general, all substantive legal interests connected with these assets and their management as well as third-party properties being leased and/or other property rights and the 100% equity interest in Capitalia Solutions which is involved in property management.

Internal Audit

At end-December 2007 all human resources and materials needed to perform auditing activities were transferred to UniCredit Audit through the sale of the Internal Audit business.

In summary, the business consisted of the assets, liabilities, resources, rights, obligations, responsibilities, legal relationships, powers, charges, expectations, and in general, all substantive legal interests arranged for performing internal audits at some former Capitalia subsidiaries, in accordance with the UniCredit Group operating model.

To ensure internal audit's management continuity and uniform methods and to avoid adopting organizational solutions that might later have to be changed again when the new structure was perfected, effective 1 October 2007 it was decided to assign to UniCredit Audit only those outsourcing agreements for internal audit services previously entered into with former Capitalia companies. It was also deemed appropriate to second the staff used for auditing to UniCredit Audit ahead of the transfer of auditing as a whole.

Non-Performing Loans

Capitalia's non-performing loans, transferred to UniCredit on absorption, amounted to € 4,557 million gross and € 1,317 million net at 31 December 2007, in respect of approximately 34,000 positions.

These loans, together with related lawsuits in which the bank is defendant (including only those claw-back suits already managed by Capitalia's Loans under Restructuring department or outside servicers under specific agreements with Capitalia), were transferred – by means of en bloc assignment of all the legal relationships – to a vehicle intended to be the Group's "bad company". To this end UniCredit acquired 100% of the financial firm Aspra Finance in December 2007, which will have capital of €350 million, sufficient for its operations. Aspra may in future acquire further problem loans from Group entities.

Aspra Finance also holds former Capitalia companies in liquidation with the aim of optimizing this process.

CORPORATE TRANSACTIONS CONCERNING OTHER GROUP COMPANIES

Group reorganization is carried out in accordance with a divisional model under which business lines focus on customer segments and global product factories and ICT, real-estate and back-office operations are centralized. Planned transactions having this character are as follows:

Integration of banking businesses

The post-merger Group maintained a business model consistent with UniCredit's divisional structure with a clear focus on retail, private and corporate customer segmentation. Integration of the three banks Bipop Carire, Banca di Roma and Banco di Sicilia is planned in keeping with this model.

Retail banking will be offered in Italy by three distinct entities (UniCredit Banca, Banca di Roma and Banco di Sicilia) in order to maximize business effectiveness by taking advantage of existing, highly recognizable brands and local capabilities. This goal will be pursued by assigning regional responsibility to UniCredit Banca for northern Italy, Banca di Roma for central and southern Italy, Banco di Sicilia for Sicily, and through the integration of Bipop Carire.

The corporate and private banking operations of the above banks will be transferred to the banks specializing in these businesses, UniCredit Banca d'Impresa and UniCredit Private Banking, and mortgage loans and consumer credit/ credit cards will be assigned respectively to UniCredit Banca per la Casa and UniCredit Consumer Financing Bank, formerly UniCredit Clarima Banca.

From a legal, accounting, tax, operating and governance standpoint, the best solution for achieving this integration consists of:

- First, absorption of Bipop Carire, Banca di Roma, Banco di Sicilia and UniCredit Banca by UniCredit which will result in the subsidiaries UniCredit Clarima Banca and UniCredit Banca per la Casa reporting directly to the parent company, and
- secondly, the subsequent transfer of the (i) retail banking division to three new banks, which, for continuity purposes, will retain the names of UniCredit Banca, Banca di Roma and Banco di Sicilia with the regional responsibilities indicated above, (ii) of the private and corporate banking units to UniCredit Private Banking and UniCredit Banca d'Impresa, (iii) of medium-term loans, mortgages and loans to UniCredit Banca per la Casa and UniCredit Clarima Banca, and (iv) of Banca di Roma's and Banco di Sicilia's properties to UniCredit Real Estate.

This Plan will enable the Group to:

- allocate only appropriate businesses to each bank,
- optimize the banks' capital,
- directly allocate branches to the Retail banks according to geographical coverage by anticipating the effect of each, thus reducing the complexity of the corporate transactions necessary for this distribution,
- backdate accounting and tax effects to 1 January 2008, thus simplifying later accounting and tax compliance by using a reorganization model which entails a fiscally neutral transaction (i.e. absorption), and
- allocate other former Capitalia banks' businesses to UniCredit Group subsidiaries in accordance with the business model without recourse to further transactions.

The whole project is expected to be completed and the absorption and asset transfers to be effective on 1 November 2008.

Pursuant to the decision of the Italian Antitrust Authority No. 17283/2007 which cleared the merger for incorporation of Capitalia S.p.A. in UniCredit S.p.A., at the end of October 2007 UniCredit started a process, still ongoing, for the sale of 186 branches located in 16 Italian provinces, in order to eliminate any anti-competitive effects in the provinces with significant market shares.

Integration of Real-Estate, ICT, Back-Office and Workout Businesses

To maximize economies of scale and ensure full integration of the two groups, real-estate (other than the Capitalia real estate described above), IT, and back-office operations will be centralized respectively in UniCredit Real Estate (URE), UniCredit Global Information Services (UGIS), and UniCredit Processes & Administration (UPA) with the aim inter alia of improving the combined Group's cost structure.

In detail:

- Capitalia Solutions (100%) real-estate operation will be transferred to URE as well as the property of MCC - Mediocredito Centrale held through Immobiliare Piemonte (100% MCC) and of Banca di Roma and Banco di Sicilia.
- Capitalia Informatica (100%) IT operations will be transferred to UGIS comprising staff, hardware and software owned by CI and Capitalia Asset Management (100%)
- Capitalia Solutions (100%) invoice payment and administration operation will be transferred to UPA as will the back-office operation of Capitalia Informatica (100%), which will be absorbed by UPA.

Workout operations were transferred to UGC Banca in December 2007 as follows:

- Capitalia Service JV (workout firm – a 51% joint-venture with Archon, a Goldman Sachs subsidiary). Under agreements with Archon concerning CS JV, in February 2008 UGC Banca acquired the stake held by Archon for a total price of € 0.5 million.
- Reimmobiliare (100%), which participates in auction of foreclosed property under an agreement with Pirelli Real Estate.

The Business Combination with Capitalia (Continued)

Private Banking and Asset Management
As regards the Private Banking and Asset Management business area, Fineco Bank, which is already a leader in the online trading sector, will become the Group's specialist company and one of the main players in asset gathering by absorbing UniCredit Xelion Banca, while Pioneer Global Asset Management will consolidate its role as leader in asset management and segregated accounts.

- In respect of asset gathering, it is planned:
  - to concentrate in FinecoBank UniCredit Private Banking's asset gathering business, comprising mainly of its 100% control of UniCredit Xelion Banca as well as through its corporate center servicing Xelion, by means of a split-off
  - that FinecoBank absorbs UniCredit Xelion Banca (100%).

  The plan is expected to be completed by 1 July 2008.
- Asset management and wealth management will be absorbed by Pioneer globally, under the PGAM sub-holding company, with the aim of exploiting the latter's scale and well-known brand, as follows:
  - Capitalia Asset Management SGR (100%, an asset manager) by Pioneer Investment Management SGRpA;
  - Capitalia Investimenti Alternativi SGR (100% UniCredit, of which 5% was acquired in December 2007 by FinecoBank, a hedge fund) by Pioneer Alternative Investments Management SGRpA;
  - Capitalia Investment Management SA Luxembourg (100%) in Pioneer Asset Management SA (Luxembourg);

  The plan is expected to be completed by 1 April 2008.

Bipop Carire, Banca di Roma and Banco di Sicilia's wealth management (segregated accounts) business will be transferred to Pioneer Asset Management SGR by 1 April 2008.

- To consolidate the leadership of Cordusio Fiduciaria in "static" trust business the latter will absorb Romafides (100%) and European Trust (100%) by end June 2008.
- The Luxembourg banking business of Capitalia Luxembourg SA (100%) will be transferred to UniCredit International Bank (Luxembourg) SA (100%) by end June 2008.

Corporate Banking
As regards the corporate business area, the leasing, factoring and corporate banking operations of MCC – Mediocredito Centrale will be concentrated in UniCredit's specialist companies, and specifically:

- MCC's factoring business was sold to UniCredit Factoring comprising factored debt of €2 billion at end December 2007 for €15.5 million. UniCredit Factoring received a capital injection of €104 million to finance this acquisition and business development planned for 2008 as well as complying with the capital requirements laid down for finance houses belonging to banking groups.
- MCC's leasing business will be transferred to Locat by means of a split-off. The best opportunities for the improvement of Fineco Leasing's market positioning are currently under consideration.
- MCC's corporate banking business will be transferred to UniCredit Banca d'Impresa along with that of Bipop Carire, Banca di Roma and Banco di Sicilia.

Retail Banking
Products will continue to be developed by global product factories and business will be fully integrated. Residential mortgages and consumer finance will be concentrated in UniCredit Banca per la Casa e in UniCredit Clarima Banca. In detail:

- FinecoBank's mortgage business will be transferred to UniCredit Banca per la Casa including its 100% stake in Fineco Crediti as will the mortgage business of Bipop Carire, Banca di Roma and Banco di Sicilia, following absorption of these banks by UniCredit.
- Consumer finance and credit card business will be transferred to UniCredit Clarima Banca as follows:
  - Bipop Carire, Banca di Roma and Banco di Sicilia's 'loan' business, following absorption of these banks by UniCredit, to be completed by 1 November 2008.
  - FinecoBank's salary backed loan business, effectively its stake in Fineco Prestiti, already including this business, as well as other assets and staff responsible for this business within FinecoBank, to be completed by end June 2008.
  - Bipop Carire, Banca di Roma and Banco di Sicilia and FinecoBank's "credit card" business following absorption of these banks by UniCredit to be completed by end 2008.

Other Reorganization Action
With the aim of reducing the number of subsidiaries UniCredit will absorb Capitalia Partecipazioni (which is the holding company for strategic stakes in Mediobanca SpA, Camfin Finanziaria SpA, Gemina SpA and Investimenti Infrastrutture SpA) and Capitalia Merchant (which holds certain non-core interests, originally acquired as part of merchant banking or private equity transactions, stakes in property companies and related services, and shares in closed-end investment funds), and a disposal plan has been devised for non-strategic minority stakes held by the wider group after absorption of Capitalia.

Fineco Finance (100%-subsidiary), after having sold to UniCredit Bank Ireland (also a 100%-subsidiary) its assets (bonds, loans and ABSs) for € 3bn, was put under liquidation in February 2008. The liquidation process should end in the first half of 2008.

Purchase price allocation and pro-forma income statement

PURCHASE PRICE ALLOCATION

The transaction was reported for accounting purposes in accordance with IFRS 3, pursuant to which the cost incurred by the purchaser is equal to the fair value of the shares issued on the date control was actually acquired, plus any costs directly attributable to the combination. The increase in capital to service the merger (based on 1.12 new UniCredit shares exchanged for every ordinary Capitalia share) resulted in the issuance of about 2,918 million shares which were valued at the price as of October 1 (€6.004) resulting in a total of €17,518 million. If directly attributable costs of €28 million are also included, the overall cost of the acquisition was €17,546 million.

According to IFRS 3, €9,934 million of the acquisition cost was allocated to the fair value of the net assets acquired, and the remainder (€7,612 million) to goodwill. This allocation, called the "purchase price allocation" (PPA) is considered temporary; it will be finalized within a year of the acquisition as allowed by IFRS 3.

The fair value measurement of the net assets acquired resulted in the following:

- the posting of intangibles related to the brand and customer relationships totaling €2,496 million;
- an overall negative adjustment to net impairment losses on loans and the valuation of Trevi securities totaling €1,122 million. This amount includes the impact from the alignment to UniCredit accounting criteria related to overdue interest recorded only at the time of actual collection, the method of quantifying time value for impaired loans, the coverage of past-due loans, the determination of general provisions, and the impact from the classification and valuation of doubtful loans and non-performing loans;
- a positive adjustment to the book value of other asset items in the amount of €1,426 million related to performing loans to customers, securities, equity investments, properties and other assets;
- a negative adjustment to the book value of liabilities in the amount of €250 million (higher liabilities) related to bonds and CDs issued, provisions for risks and charges, pension funds, the TFR and other liabilities.

As a result, these valuations resulted in the reporting of deferred tax assets and liabilities, the net amount of which was a negative figure of about €1,005 million.

The valuations carried out during the purchase price allocation process had no effect on capital ratios since intangibles were subtracted from capital for regulatory purposes, as was goodwill, while the other valuations largely offset each other.

PRO-FORMA INCOME STATEMENT

As already indicated in the Report, pursuant to international accounting standards, the results of the former Capitalia Group were included in the UniCredit Group's income statement starting on the acquisition date (October 1, 2007). The fourth quarter income statement was negatively affected by the integration costs for the two groups and the effects on the income statement from restating assets and liabilities at fair value (PPA) as stated above. The latter effects primarily concern the amortization of client relationships, which are reported under intangible assets, and the differences between the fair value and previous book value figures for loans to customers and bonds.

This paragraph presents the pro-forma income statement for 2007 also reflecting the results of the Capitalia Group for the first nine months of the year. Therefore, the pro-forma income statement was determined as if the acquisition and consolidation of the Capitalia Group had occurred on January 1, 2007 (the so-called first consolidation). However, the PPA effects on the income statement were not calculated on the basis of hypothetical fair values as of January 1, 2007, which would have differed significantly from those as of October 1 in light of rate and loan spread movements during the summer. Instead, these effects were maintained at the level actually recorded and are reported on a separate line before net profit. This essentially makes it possible to do a line-by-line comparison of the pro-forma income statement for 2007 with previously published income statements for the first nine months of 2007 (included in the interim report for September), the first half of 2007 (included in the updated disclosure document for the merger published in September) and for 2006 (included in the disclosure document published in July).

The pro-forma income statement is prepared solely for illustrative purposes and therefore should not be considered

The Business Combination with Capitalia (Continued)

representative of the results that would have been obtained if the merger had actually occurred at the beginning of the period used as a reference.

The pro-forma income statement for 2007 is reported as the sum of the following three components:

- The income statement of the UniCredit Group excluding the contribution of the Capitalia Group to results for the fourth quarter and the effects of the PPA on the income statement;
- The income statement of the Capitalia Group calculated as the sum of the income statement for the first nine months for the Capitalia Group and the contribution to fourth quarter results of the UniCredit Group. The latter is reported excluding one-time charges in the fourth quarter income statements of the individual companies to bring them into line with the Group's accounting criteria. In fact, these charges, which are included in the PPA, have no effect on the UniCredit Group's consolidated income statement since they were already incorporated in the first consolidation of the balance sheet;
- Consolidation eliminations and adjustments including the effect of the PPA on the income statement on a separate line. Eliminations were mainly for other income and administrative expenses related to service relationships after the merger; while interest, fees and commissions offset each other in the items "net interest" and "net fees and commissions." The adjustments were those applied in the fourth quarter to fees and commissions reported by companies of the former Capitalia Group for the placement of securities issued by companies belonging to the "pre-combination" UniCredit Group in addition to the adjustment to the income statement of the Capitalia Group for the first nine months to standardize the useful life used for the calculation of depreciation of buildings used for operating purposes (annual depreciation rate of 2%) to the useful life used for the same purpose by the UniCredit Group in Italy (annual depreciation rate of 3%) with an impact of €8 million on net profit. Net trading income for the first nine months of the year for UniCredit stock held by the Capitalia Group and for Capitalia shares held by the UniCredit Group did not result in any pro-forma adjustment given its modest amount.

No additions were made to the scope of consolidation for the first nine months in the pro-forma income statement since the year-end scope of consolidation for 2007

Consolidated Pro-Forma 2007 Income Statement (€ million)

	UNICREDIT (EXCLUDING CAPITALIA)	CAPITALIA	ELIMINATIONS AND ADJUSTMENTS	PRO-FORMA
Net interest	13,293	2,906	0	16,199
Dividends and other income from equity investments	822	99	-1	920
Net interest margin	14,115	3,005	-1	17,119
Net fees and commissions	9,021	1,683	-10	10,694
Net trading, hedging and fair value income	1,040	239	1	1,280
Net other expenses/income	576	-5	-9	562
Net non-interest income	10,637	1,917	-18	12,536
OPERATING INCOME	**24,752**	**4,922**	**-19**	**29,655**
Payroll costs	-7,727	-1,943	0	-9,670
Other administrative expenses	-4,671	-1,127	8	-5,790
Recovery of expenses	277	316	0	593
Amortization, depreciation and impairment losses on intangible and tangible assets	-1,209	-220	-13	-1,442
Operating costs	-13,330	-2,974	-5	-16,309
OPERATING PROFIT	**11,422**	**1,948**	**-24**	**13,346**
Goodwill amortization	-1	0	0	-1
Provisions for risks and charges	-617	-136	0	-753
Integration Costs	-506	-802	0	-1,308
Net impairment losses on loans and provisions for guarantees and commitments	-2,050	-418	0	-2,468
Net income from investments	1,530	164	0	1,694
PROFIT BEFORE TAX	**9,778**	**756**	**-24**	**10,510**
Income tax for the year	-2,683	-489	8	-3,164
NET PROFIT	**7,095**	**267**	**-16**	**7,346**
Profit (Loss) from non-current assets held for sale, after tax	0	0	0	0
PROFIT (LOSS) FOR THE YEAR	**7,095**	**267**	**-16**	**7,346**
Minorities	-715	-3	0	-718
NET PROFIT ATTRIBUTABLE TO THE GROUP	**6,380**	**264**	**-16**	**6,628**
CAPITALIA PPA IMPACT			**-62**	**-62**
NET PROFIT ATTRIBUTABLE TO THE GROUP AFTER PPA	**6,380**	**264**	**-78**	**6,566**

did not reflect any additions of companies held jointly by both groups in the period preceding the merger.
As compared to the pre-merger situation, the combination with the Capitalia Group resulted in an increase of over 21% in net interest margin, a 20% increase in operating income and a 17% increase in operating profit. These increases reflect the fact that net interest margin was a higher percentage of total revenues at Capitalia than at UniCredit, and the relatively higher cost-income ratio (60.4% vs. 53.9%). Thus, operating income was nearly €30 billion, while pro-forma operating profit totaled €13.3 billion.

Pro-forma profit before tax (€10.5 billion) reflected the impact of integration costs of €1.3 billion, of which about €1,273 million was related to the combination with Capitalia. The latter mainly consisted of payroll costs totaling €1,037 million including €468 million for UniCredit and €569 for Capitalia. In addition, impairment losses of €159 million were reported on software and other tangible and intangible assets, in addition to provisions of €17 million and other administrative expenses of €60 million.

Net income from investments included the capital gain of €603 million (€549 million after taxes) reported on the sale of a 9.37% stake in Mediobanca. An opposite effect came from the reduction of tax rates in Germany (€160 million) and in Italy (about €200 million). The latter had a particularly negative effect on the income statement of the former Capitalia Group.

The PPA had a negative impact of €62 million on the income statement for Q4 2007 due largely to after-tax amortization and depreciation charges, fair value adjustments to loans to customers and bonds and the amortization charge for client relationships.

Pro-forma net profit was €6,566 million corresponding to earnings per share of €0.50. Excluding the above extraordinary items (namely, integration costs higher than capital gains on Mediobanca stake, PPA effects on the income statement and impact of the reduction in tax rates) net profit per share is €0.55.

ROE deserves a special analysis since it is significantly affected by the method used for recording corporate combinations as required by IFRS 3. For combinations of listed companies through share exchanges, as noted above, IFRS 3 specifies that the capital increase by the acquiring company must be valued at prices in effect on the date control of the company acquired is obtained. If, as is often the case, the "price/book value" is significantly higher than parity, the group resulting from the combination will have shareholders' equity that is proportionately higher than the sum of the shareholders equity figures of the two pre-existing groups with a resulting negative impact on ROE. The higher shareholders' equity, excluding the PPA impact, is reflected in a corresponding increase in goodwill. However, this accounting method has no effect on capital ratios since goodwill is subtracted from capital for regulatory purposes. Similarly, we believe that for the calculation of ROE, the shareholders' equity used as a reference must also be adjusted for the goodwill reported in assets in order to obtain a comparable amount for shareholders' equity which is a continuation of shareholders' equity figures before the corporate combination. It should also be noted that the timing of the combination can have a significant impact on the amount of shareholders' equity. If the combination with Capitalia had been completed at the beginning of 2007, based on UniCredit's share price of €6.756, there would have been a capital increase of about €19.7 billion. However, the same transaction completed at the end of 2007 would have resulted in a capital increase of less than about €3.2 billion with a similar reduction in goodwill, assuming no change in PPA. If these differences were not offset by subtracting goodwill from shareholders' equity, ROE would reflect a difference of about one point. A similar situation occurred in the acquisition of the HVB group. From the time of the announcement of the acquisition of the controlling interest, UniCredit prices rose from €4.095 to €4.620 with an added impact on shareholders' equity and goodwill of about €2 billion.

For these reasons, we believe it is appropriate to calculate ROE as the ratio of net profit for the period to average shareholders' equity adjusted for goodwill reported in assets following the HVB and Capitalia acquisitions which were carried out with an exchange of shares and recorded in accordance with IFRS 3.

Pro-forma ROE calculated in this way was 17%. Using adjusted net profit as defined above, ROE would be 18.8%.

Corporate Transactions and Rationalization of Group Operations

2007, as well as being the year of Capitalia's absorption by UniCredit, was also marked by continued intensive Group reorganization following the HVB business combination, which is now complete, and by new non-organic growth initiatives in line with the divisional and segment model, the aim being both to consolidate and increase the Group's leadership in all business areas, and to eliminate overlapping and achieve greater synergy and reduced costs.

INTRA-GROUP RATIONALIZATION TRANSACTIONS

In 2007, as part of the process of integration with the HVB Group, which is aimed at simplifying the Group's structure, reducing control lines, achieving cost and revenue synergies and managing the subsidiaries' business in line with the Group's divisional model, the following transactions were completed:

- the transfer from HVB to UniCredit of its 77.53% stake in BA-CA
- the corporate reorganization of banking operations in Central and Eastern Europe (excluding Poland and Ukraine), centralized under the Sub-Holding Company BA-CA
- the integration of banks operating in Central and Eastern European countries
- the transfer of HVB's banking operations in Ukraine to Bank Pekao
- the transfer of UBM's Investment Banking business unit to HVB as part of the project to reorganize the Group's investment banking operations and
- the reorganization of the Group's leasing business.

TRANSFER FROM HVB TO UNICREDIT OF ITS STAKE IN BA-CA

In January 2007 in order to ensure direct report to UniCredit by BA-CA, which (as mentioned above) is the sub-holding company for operations in Central and Eastern Europe (CEE), the acquisition of the entire 77.53% stake held by HVB in BA-CA (in addition to the 17.45% already held directly) was completed at a price of €109.81 per share corresponding to a payment of about €12.5 billion for the entire holding, determined on the basis of an appraisal performed by an independent expert.

REORGANIZATION OF BANKING OPERATIONS IN CENTRAL AND EASTERN EUROPE (EXCLUDING POLAND AND UKRAINE)

During the year, the proposed reorganization of operations in Central and Eastern Europe (CEE), which was approved by UniCredit's board in August 2006, was completed. The plan is to centralize under BA-CA the CEE area equity investments and banking operations held by UniCredit and HVB (excluding those in Poland and Ukraine).

UniCredit's transfer of the above businesses took place by means of the transfer of the "CEE business division" which includes the following equity investments held directly by UniCredit in banks operating in CEE: 50.00% of Koç Finansal Hizmetler A.S., 81.91% of Zagrebacka banka D.D., 86.13% of Bulbank A.D., 100.00% of Zivnostenska banka, A.S., 97.11% of UniBanka A.Ş. and 99.95% of UniCredit Romania S.A., as well as a number of assets and liabilities closely related to these holdings.

In order to implement the transfer of the above business division, BA-CA approved the issuance of 55 million ordinary shares reserved for UniCredit. The issuance price of the new shares, set by BA-CA's Management Board and Supervisory Board meeting in Q4 2006, confirmed by an independent expert appraisal, was €105.33.

The newly issued BA-CA shares had no dividend entitlement for 2006. UniCredit has in turn retained the right to 2006 dividends distributed by the above CEE banks.

The transaction was finalized with the registration of the BA-CA capital increase (on 16 March 2007) after obtaining approval from the Austrian Financial Market Authority and other competent authorities, as well as an independent expert's confirmation that the value of the assets transferred was at least equal to the capital increase.

Following the above transfer, the total investment held by UniCredit in BA-CA rose from 94.98% to 96.35% of the capital. Upon the completion of the transfer of the Group's banking operations in CEE to BA-CA, in January 2007 HVB transferred the following to BA-CA:

- 70.26% of International Moscow Bank (IMB) for €1,015 million. In addition, BA-CA purchased from VTB Bank (France) SA, in two installments (at the end of December 2006 and beginning of January 2007) 19.77% of IMB for approximately US$ 415.3 million bringing its stake to 90.03% of capital stock (95.19% of voting capital). Finally, in July BA-CA acquired total control of IMB by purchasing the remaining 9.97% of share capital from the European Bank for Reconstruction and Development for a total price of US$ 229.4 million;
- 100% of AS UniCredit Bank (formerly HVB Latvia) for €75 million taking into account the Latvian bank's capital increase of €40 million subscribed by HVB in August 2006. AS UniCredit Bank also opened branches in Estonia and Lithuania, and last September HVB transferred the assets and liabilities held in those countries to those branches. This transaction, which was involving

a payment totaling €10 million for goodwill plus the difference between the book value of the assets and liabilities transferred, completed the Group's reorganization in this area where AS UniCredit Bank will operate as the Group's pan-Baltic bank.

INTEGRATION OF BANKS OPERATING IN CEE COUNTRIES

The process of reorganizing operations in CEE countries where the Group operates has almost been completed through the following transactions:

1. UniBanka A.S. and HVB Bank Slovakia A.S. in Slovakia
2. Zivnostenska banka A.S. and HVB Bank Czech Republic A.S. in the Czech Republic
3. Bulbank A.D., HVB Bank Biochim A.D. and Bank Hebros A.D. in Bulgaria
4. Banca Commerciala HVB TIRIAC S.A. and UniCredit Romania S.A. in Romania
5. UniCredit Zagrebacka banka d.d. and HVB Central Profit Banka d.d. in Bosnia-Herzegovina.

On 1 April 2007 the absorption of HVB Bank Slovakia by UniBanka (which changed its name to UniCredit Bank Slovakia A.S.) became effective, while on 27 April 2007 the absorption of HVB Bank Biochim A.D. and Bank Hebros A.D. by Bulbank (which changed its name to UniCredit Bulbank AD) was carried out.

UniCredit Romania S.A. was absorbed by Banca Comerciala HVB Tiriac S.A., effective 1 June 2007, under the new name UniCredit Tiriac Bank S.A, and on 5 November 2007 the absorption of Zivnostenska Banka A.S. by HVB Bank Czech Republic A.S. became effective, the latter being renamed UniCredit Bank Czech Republic, a.s.. The merger of Group's banks in Bosnia-Herzegovina became effective on 29 February 2008.

REORGANIZATION OF BANKING OPERATIONS IN UKRAINE

To enable the reorganization of existing operations in Ukraine, which, together with the Group's Polish operations, are in UniCredit's Poland's Markets Division, at the end of March HVB transferred the entire stake held in Joint Stock Commercial Bank HVB Bank Ukraine (100%) to Bank Pekao (at a price of about €84 million), which already had a controlling interest in UniCredit Bank Ltd., in order to integrate the Group's presence in Ukraine under Bank Pekao.

In September, the assets and liabilities of HVB Bank Ukraine were transferred to UniCredit Bank Ltd, and the absorption of HVB Bank Ukraine by UniCredit Bank Ltd was completed in February 2008.

REORGANIZATION OF THE GROUP'S INVESTMENT BANKING OPERATIONS

Transfer of UBM's Investment Banking Unit to HVB

As a part of the project to rationalize operations in the Group's Investment Banking area that are related to the Markets and Investment Banking ("MIB") Division, on 1 April 2007, the contribution of UBM's Investment Banking business unit to HVB (Milan branch) took effect. This project calls for centralizing operations in a single legal entity, namely HVB.

The contribution included the assets, liabilities, rights, obligations, agreements, documents, responsibilities, duties, powers and all other positions that involve legal rights or obligations that were organised as the commercial, economic and financial operations for conducting UBM's investment banking business, and that represented on the whole the majority of UBM's operations.

The operations transferred consisted of total assets of about €66 billion and total revenue of about €470 million.

In support of the contribution, HVB issued 51.7 million new shares to UBM representing 6.44% of share capital. It is estimated that the absorption by the parent company will be completed by the and of March 2008.

This reorganization of the Investment Banking area will result in greater efficiency, faster decision making and a more streamlined corporate governance structure. It will also stimulate the creation of a common corporate culture which is a key factor for attracting and retaining talented resources.

Reorganization of Investment Banking in BA-CA and Central Eastern Europe Subsidiaries

As part of the process of concentrating all investment banking in HVB, reorganization of investment banking in BA-CA and Central Eastern Europe subsidiaries was initiated in September 2007. This process will be accomplished in stages and according to several timetables: the target structure to be achieved by the end of Q3 2008 envisages gradual transfer by BA-CA of all Austrian, CEE and Aton Group (Russia) business to UniCredit CA IB Beteiligungs AG, currently a holding company but eventually to become a bank, controlled by an intermediate vehicle, BA-CA Markets & investment Beteiligungs GmbH.

REORGANIZATION OF LEASING OPERATIONS AT THE GROUP LEVEL

The leasing business has strategic importance for the Group, and especially for the Corporate Division, in which this business is included, and which is responsible for the functional coordination

Corporate Transactions and Rationalization of Group Operations (Continued)

of the various companies specializing in this sector that are currently directly and indirectly owned by the parent company.

This business is carried out by a number of companies in 16 European countries in which different organizational models and distribution structures are used in order to adapt to the specific nature of local markets allowing significant potential for business development. Thus, in order to ensure the best management and coordination of leasing operations and to foster their growth over time, the parent company approved the creation of a new organizational and management model for the development of this business segment (called the "global business line leasing company") which calls for a sub-holding company with planning, coordination and control functions for the business concerned in Italy, Germany, Austria and CEE countries. In the latter area, the business will be conducted in co-partnership with banks located in the region.

To this end, in April the new company, UniCredit Global Leasing S.p.A., was established with initial capital of €180 million which was fully subscribed by the parent company.

In order to initiate the above rationalization project, at the end of June UniCredit Global Leasing approved a capital increase from €180 to €762 million which was subscribed and paid for by UniCredit and Bank Austria through contributions in kind.

In detail: (i) the capital increase from €180 to €514 million was subscribed by UniCredit through the transfer of its "leasing business unit" (effective 1 July 2007), which largely consisted of the controlling interests it held in Locat S.p.A. and UniCredit Leasing Romania IFN S.A., in addition to leasing-related assets, liabilities and human resources; (ii) the capital increase from €514 to €762 million was subscribed by Bank Austria through the transfer (effective 27 July 2007) of equity investments held in Bank Austria Creditanstalt Leasing GMBH ("BA-CAL"), a company in this sector which in turn holds equity investments in several leasing companies and SPVs created for specific leases, and in UniCredit Global Leasing Participation Management GmbH.

These transfers will mean that UniCredit's and BA-CA's respective stakes in UniCredit Global Leasing SpA will be 67.41% and 32.59%.

To complete the business structure, it is anticipated that by the end of 2008 UniCredit Global Leasing will acquire a controlling interest in the other leasing companies operating in the Group in order to coordinate their operating management.

SQUEEZE-OUT AT BAYERISCHE HYPO- UND VEREINSBANK AG ("HVB") AND AT BANK AUSTRIA CREDITANSTALT AG ("BA-CA")

At its meeting on 23 January 2007, the UniCredit S.p.A. board of directors, in its capacity as majority shareholder of Bayerische Hypo- und Vereinsbank AG ("HVB") and Bank Austria Creditanstalt AG ("BA-CA") voted to initiate the squeeze-out procedure at both banks.

On that date UniCredit held 95% of the share capital of HVB after acquiring 1.23% on the market, and 96.35% of the share capital of BA-CA. Thus, it was possible to initiate this procedure based on the provisions of German and Austrian law respectively.

With regard to the squeeze-out at HVB, at its meeting on 9 May 2007, the UniCredit board of directors set a cash price of €38.26 for each HVB share.
Based on the fact that after the transfer of UBM's investment banking business unit HVB's minority shareholders held 36,534,957 shares in the company (equal to about 4.55% of total capital), the unit price set corresponds to a total equivalent of about €1,398 million.
The squeeze-out price was determined on the basis of an appraisal performed by Ernst & Young AG Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft, Stuttgart, Germany, based on the German IDW standards "Standards for the Valuation of Companies" (IDW S 1). In addition, an opinion was issued on the appropriateness of the price by Warth & Klein, an independent auditing firm appointed by the competent court of Munich.

With regard to the squeeze-out at BA-CA, UniCredit's board of directors and BA-CA's management board both met in March 2007 and set a cash price of €129.4 for each of the 7,374,016 bearer shares, equal to about 3.65% of total share capital. This amount corresponds to a total cash payment of about €954 million. The squeeze-out price was determined on the basis of an appraisal carried out by Deloitte Valuation Services GmbH in accordance with Austrian valuation standard KFS BW1. In addition, an opinion was issued on the appropriateness of the price by TPA Horwath Wirtschaftsprufung GmbH, an independent auditing firm appointed by the competent court of Vienna.

The squeeze-out transactions of HVB and BA-CA were approved by the respective shareholders' meetings on 26-27 June and 3 May 2007. These resolutions were the object of a voidance action brought forward by HVB's and BA-CA's minority shareholders.

NEW EXTERNAL GROWTH INITIATIVES FOR THE GROUP

THE PIONEER SUBGROUP

In order to take advantage of business opportunities in Russia, where the Group is already represented by International Moscow Bank (a subsidiary of BA-CA), and in keeping with its growth strategy, last March Pioneer Global Asset Management S.p.A. (PGAM) established a new company in Russia called Pioneer Investment Management LLC, headquartered in Moscow, to manage domestic funds and individual asset management accounts in the local market.

The capital base of the newly established company required to commence operations and support growth in future years was projected to be €6.5 million.

Pioneer will mainly use the branch network of ZAO UniCredit Bank Russia, formerly International Moscow Bank, and of several outside retail banks, with which Pioneer has already established a productive working relationship, to distribute its products in Russia.

As a further means of developing business in strategic markets, in October 2007 PGAM signed a partnership agreement with Bank of Baroda – fourth Indian government bank with more than 2,700 branches and over 29 million customers – to establish a joint venture (in which PGAM will have a controlling interest) for the asset management business in India. This will allow PGAM to expand its presence in one of the fastest growing markets. The Memorandum of Understanding was signed in February.

The partnership agreement with Bank of Baroda has already been notified to the local authorities and is the first of its kind in India; it provides for the purchase by Pioneer Investments of a 51% stake in Bank of Baroda's asset management firm, to be renamed Baroda Pioneer Asset Management Company.
Finalization of this transaction is subject to issue of the necessary authorization by regulators including Banca d'Italia and the Securities and Exchange Board of India.

PGAM's contribution to the joint venture will be its expertise in terms of products, investment processes, marketing strategies and professionalism (the hiring of staff and related training), while Bank of Baroda will contribute its knowledge of the local market and customers, a sales force consisting of the bank's distribution network and the ability of the latter to interact with the competent authorities.

In December 2007 UniCredit's Board approved the incorporation by PGAM of a Serbian-law NewCo to manage mutual funds, with starting capital of €1 million. This initiative is part of the growth plan of the Pioneer sub-group and is designed to consolidate the Group's leadership in asset management in CEE. The NewCo will be able to sell through UniCredit Bank Serbia's branches in order to benefit from synergies and stable revenue; it is the eighth-largest bank in Serbia and had a market share of 4% at end September 2007 by total assets and about 120,000 customers. The objective is to become an important player in the local market, initially by selling funds to retail and affluent customers and subsequently to corporate clients.

The NewCo is expected to start business in Q2 2008, once all necessary authorizations have been received.

THE BA-CA SUB-GROUP

Aton

In order to establish a significant presence in the brokerage and investment banking market in Russia, in December 2006 BA-CA signed an agreement with Aton Capital, a financial group headquartered in Russia, in order to acquire its brokerage and investment banking operations carried out with institutional customers at a price of US$ 424 million.

In order to separate institutional assets from assets that are not part of the acquisition, Aton Capital reorganized its assets into separate companies which mainly include a newly created brokerage company in Russia (ZAO Aton Broker) and a Cyprus-based company (Aton International Ltd). Before finalizing the transaction, the companies being acquired were transferred to a newly created Austrian holding company (AI Beteiligungs GmbH). The transaction was finalized in July 2007

JSC ATF Bank

On 13 November 2007, BA-CA finalized the acquisition of a 91.8% stake in the share capital of JSC ATF Bank ("ATF"). To be specific, BA-CA acquired 95.6% of ordinary stock and 85% of preferred stock. In addition, in accordance with Kazakh law applicable to joint stock companies, on November 17, 2007 BA-CA launched a mandatory public offering for remaining shares at a price of KZT 10,180.93 (equal to US$ 84.37) for each ordinary share and KZT 5,675.11 (equal to US$ 47.03) for each preferred share, which, in both cases, represents the price per share agreed to by BA-CA with ATF's majority shareholders. The offer was to remain open for 30 days, but one of ATF's minority shareholders obtained an emergency order from the competent Kazakh court that blocked its completion.

Corporate Transactions and Rationalization of Group Operations (Continued)

However, the UniCredit Group believes that the action of the minority shareholder has no merit and has taken all possible steps with the competent authorities to reach a timely solution for the dispute with the resulting completion of the offering period.

Still, it should be noted that at the time the mandatory public offering was blocked, BA-CA had legally purchased additional shares of ATF increasing its stake to 92.9% of share capital. Total payment for the whole stake was about €1,592 million.

As announced on June 21, 2007, pursuant to the agreement signed by BA-CA and several private shareholders of ATF, the price paid will be increased through the pro-rata payment of 50% of ATF's 2007 net profit adjusted for any accounting differences reported in the audited consolidated accounts for 2007 (compared to the accounts for 2006).

As of December 31, 2007, ATF was one of the largest Kazakh banks with customer deposits of €2.2 billion (+8% over 2006 in local currency), net loans to customers of €4.4 billion (+50% over 2006 in local currency) and a network of 140 branches.

THE HVB SUB-GROUP

SRQ Finanz Partners AG

In June 2007 the subsidiary DAB Bank AG (a company listed on the German stock exchange in which HVB holds 76.36% of voting shares) acquired a controlling interest (about 53%) in SRQ Finanz Partners AG ("SRQ"), a financial consulting company that focuses on a customer base made up of affluent individuals, for a total price of about €6 million.

DAB Bank is one of the leading platforms in the German financial investment market (with over €10 billion in assets under administration and over 65,000 total deposits), especially with its offering of direct banking products and services.

About 40,000 DAB retail customers use financial consulting services, 10% of which are provided by SRQ due to the experience amassed by its highly qualified and specialized consultants who are able to offer a wide variety of products and services.

Since the market is showing a growing demand for financial advisers and new products, and especially personal finance services, DAB Bank considered the opportunity of acquiring SRQ, a well-established company in the Berlin area and a leader in the area of asset management consulting.

The company, which focuses on the affluent private sector, manages a customer base consisting of about 4,000 individuals through a network of 70 agents with assets under management totaling about €352 million.

With this acquisition, DAB intends to satisfy growing market demand by acquiring new capabilities to round out the range of consulting products and services, and to strengthen its distribution capabilities.

OTHER TRANSACTIONS AFFECTING SUBSIDIARIES AND AFFILIATES

ITALY

LocatRent SpA

Upon the issuance of authorization by the Italian Antitrust Authority, on 31 August 2007 Locat S.p.A. finalised the sale of its 50% stake in LocatRent S.p.A. to ALD Automotive (Société Générale Group) for a total price of about €29 million. The transaction is consistent with the strategy of efficiently managing the Group's strategic portfolio.

LocatRent was established in 2000 as a 50/50 joint venture between UniCredit and Société Générale that was created out of contributions made by Locat (UniCredit Group) and ALD Automotive (Société Générale Group), a leading European long-term rental company.

Following the sale of its equity investment in LocatRent, Locat will continue to distribute fleet management and rental products developed by ALD Automotive under the LocatRent brand pursuant to a distribution agreement with the purchasing company on an exclusive and ongoing basis.

MEDIOBANCA SPA

In December 2007, UniCredit reached an agreement with Benetton, Financière du Perguet, Fininvest, Gruppo Groupama, Mediolanum, Sal Oppenheim, Santusa Holding and Barclays Bank Plc for the sale of a 9.37% stake in the capital of Mediobanca Banca di Credito Finanziario S.p.A. The Mediobanca shareholders' agreement came out in favor of the transaction.

With regard to the sale of 2% of Mediobanca capital, which was agreed to by Barclays Bank Plc, an equity swap contract, with a duration of up to 6 months, was signed with the same counterparty for an equivalent amount of securities. On the one hand, this will allow UniCredit to maintain exposure to the performance of Mediobanca stock for the aforementioned period, and on the other hand, the cash settlement of the contract ensures that UniCredit will not again hold the securities sold.

The sale was finalized on December 17, 2007.

The sale was valued at about €1,217 million (€15.85 per share) and generated a net consolidated capital gain of about €549 million. The sale of this holding is a part of the commitments made by UniCredit to the Italian Antitrust Authority pursuant to Order No. 17283 dated September 18, 2007 that authorized the merger by absorption of Capitalia into UniCredit.

Following the sale, UniCredit holds an 8.67% stake in the capital of Mediobanca through the subsidiary Capitalia Partecipazioni SpA.

ASSICURAZIONI GENERALI SPA

In December 2007 UniCredit exercised the prepayment option provided in the issuance prospectus for the bond convertible to Generali shares issued by Capitalia in May 2004 and maturing in 2009.
Following the repayment (about €315 million) of the convertible bond, which is still outstanding, through the delivery by UniCredit of Generali shares, the equity investment held by the Group dropped from 4.5% to approximately 3.5% in keeping with the strategy to accelerate the reduction of the equity investment in Generali.

BORSA ITALIANA SPA/LONDON STOCK EXCHANGE GROUP PLC

With regard to the Group's participation in the exchange offer for 100% of the capital of Borsa Italiana promoted by London Stock Exchange Group Plc (4.90 new ordinary LSEG shares for every share of Borsa Italiana) to cover the Group's holding in Borsa Italiana (3.4 million shares equal to 20.90%), the latter was assigned 16.6 million LSEG shares equal to 5.95% of share capital (5.73% UniCredit and 0.22% UniCredit Banca Mobiliare).

The sale was valued at about €397 million and generated a net consolidated capital gain of about €188 million.

FIAT SPA

With respect to the equity investment held in Fiat (about 5% of ordinary capital), which has been subject to financial hedging transactions for some time, at the end of 2007 the subsidiary UniCredit Banca d'Impresa sold its stake in the company's capital since the conditions stipulated by agreement were met. The positive economic impact from exercising the options was about €127 million.

PIRELLI & C. SPA

In December the subsidiary Capitalia Partecipazioni SpA finalized the sale of 1.56% of the ordinary share capital of Pirelli & C., which was tied to a shareholders' agreement with right of first refusal, to other participants in the agreement. The sale was at a total price of about €67 million with an individual capital gain applicable to Capitalia Partecipazioni of about €13 million. However, on a consolidated basis, the transaction resulted in a capital loss of about €2 million, considering that the stake had been revalued at 1 October 2007 prices and entered in first-consolidation Capitalia's balance sheet.

Poland - Bank BPH SA

On November 29, 2007 the partial spin-off of certain assets and liabilities of Bank BPH to Bank Pekao took effect with the concurrent increase in the capital of the latter from PLN 167.1 million to PLN 261.9 million through the issuance of 94.8 million new Pekao shares (with an exchange ratio of 3.3 new Pekao shares for every BPH share) to BPH shareholders. The aforementioned spin-off was approved by the extraordinary shareholders' meetings of Bank Pekao and Bank BPH held on April 27, 2007. As a result of the capital increase, UniCredit's stake in Bank Pekao stood at 59.36%.

On August 3, 2007, UniCredit and GE Capital International Financing Corporation (on behalf of GE Money, the consumer lending unit of General Electric) signed a framework agreement for the sale of a majority interest in Bank BPH after the spin-off. Based on this agreement, UniCredit will transfer a stake of about 65.9% in BPH out of the total equity interest of 71.03% held by UniCredit. The transaction also calls for the sale by CABET Holding (a wholly owned subsidiary of Bank Austria Creditanstalt) to GE Money of a 49.9% stake in BPH TFI (a company operating in the asset management segment in which BPH already has a 50.1% stake). The total price agreed to was €625.5 million.

UniCredit's sale of the equity investment in BPH is consistent with the agreement signed on 19 April 2006 between the Treasury Ministry of the Polish Republic and UniCredit, and it represents a further step toward the integration of the UniCredit Group's banking operations in Poland.

The sale is expected to be finalized in the first quarter of 2008. With regard to the remaining stake of approximately 5.1% held in Bank BPH, UniCredit will not sign an agreement with GE Money regarding the management of the latter bank since this investment would be merely of a financial nature.

GERMANY - SALE OF HVB'S SECURITIES SERVICES OPERATIONS AND THE PGAM SUB-GROUP

In order to complete UniCredit's strategy in the securities services business, which is considered "non-core," the Group is continuing with the disposal of assets in this sector which began with the sale of 2S Banca in Italy in 2006.

This disposal process involved the Clearing & Custody ("2S Germany") operations detailed below:

Corporate Transactions and Rationalization of Group Operations (Continued)

- Clearing, custody and depositary bank services performed by HVB ("Module 1");
- Transaction services currently offered by Financial Markets Service Bank GmbH, a company wholly owned by HVB, on behalf of HVB ("Module 2");
- Fund administration and "Master" services currently offered by Pioneer Investments Kapitalanlagegesellschaft mbH ("Pioneer Germany"), a company headquartered in Munich and wholly owned by PGAM. These services will be transferred to a company to be established called Pioneer Investments Fund Services GmbH ("Service KAG") with the goal of selling the company on the market ("Module 3").

In June 2007, HVB and Pioneer Germany entered into specific purchase and sale agreements for the sale of the above businesses to CACEIS SAS in Paris and to Euro VL SA (a member of the Société Générale group) respectively.

In December HVB sold all of its operations connected with "2S Germany" ("Modules 1 and 2") and the relationships with the related institutional customers to CACEIS, for a total price of €450 million.

With regard to the aforementioned module 3, after the required authorizations were obtained, on September 3, 2007 the above Pioneer Investment Fund Services GmbH was established and is wholly owned by Pioneer Investments Kapitalanlagegesellschaft m.b.H. On November 30, 2007 it was sold to Euro VL SA for about €39 million.

The prices for the above transactions are subject to adjustments connected with potential losses of customers or revenues that could occur in the 4 months after the closing.

On the basis of the agreements signed with the acquiring companies, including a Service Management Agreement governing the long-term provision of securities services, CACEIS will act as HVB's exclusive partner for providing custody services, while Euro VL SA will provide fund administration services to Pioneer.

RUSSIA – *INTERNATIONAL MOSCOW BANK (IMB)*

In order to comply with current capitalization requirements in Russia (a capital adequacy ratio – N1 ratio – set by the Russian Central Bank at 11% for members of the mandatory deposit insurance system to which IMB belongs) and to support the organic growth strategy adopted for the bank, IMB, which is wholly owned by BA-CA, voted last May to increase capital by US$ 300 million, all of which was subscribed by BA-CA in August. The capital increase will support IMB's ambitious growth strategy with the aim, among other things, of further strengthening its operations in the retail and SME segments, increasing its presence in the region and expanding its distribution network from the current level of 55 branches to 74 at the end of 2007 and 103 in 2008. On 26 December 2007 IMB changed its name into ZAO UniCredit Bank.

SPAIN – BANCO SABADELL

In May 2007 UniCredit acquired a 4% interest in the share capital of Banco Sabadell for about €416 million. This investment strengthens the excellent relationship developed by the two groups which has already led to the signing of a business agreement between Banco Sabadell (Solbank) and HVB for the mutual promotion of products and services of the other bank in the bank's home country. In addition, Banco Sabadell and UniCredit are actively looking into opportunities to develop further agreements for cooperation in other areas with the goal of maximizing the creation of value for their respective shareholders

Subsequent Events

Last January the subsidiary Capitalia Partecipazioni SpA finalized the sale of a 2.05% stake in the ordinary capital of RCS Mediagroup, which was tied to the shareholders' agreement with right of first refusal and a consultation agreement, to other participants in the agreement. The sale was at a total price of about €48 million with an individual capital loss applicable to Capitalia Partecipazioni of about €9 million. However, on a consolidated basis, the transaction resulted in a capital loss of about €12 million.

In January, the parent company also finalized the sale of the 10% stake held in Edipower for a total price of about €278 million resulting in a positive impact of about €1 million on the consolidated profit and loss account.

On January 23, 2008 the subsidiary BA-CA finalized the acquisition of 94.2% of JSCB Ukrsotsbank (USB), the fourth largest bank in Ukraine in terms of loans to customers and deposits listed on the Ukrainian Stock Exchange. Originally USB's operations were focused on the local corporate and SME sectors, but recently the focus has shifted to the retail area. The bank currently intends to further diversify its business in the areas of asset management, financial consulting and pension funds. As of December 31, 2007, USB had a distribution network of 508 branches and managed assets totaling about €4.2 billion. This acquisition strengthens the Group's presence in Ukraine, which is one of the fastest growing markets in the region. UniCredit already has a presence in this market with UniCredit Bank Ltd.

BA-CA paid a price of about €1,525 million (equal to about US$ 2,211 million at the January 23 exchange rate) which includes a pro-rata increase in the capital already subscribed by sellers in July 2007. The final price also calls for a post-closing adjustment on the basis of USB's net asset value at the time the transaction is finalized.

On January 18 the offer made on the automated stock market system (Mercato Telematico Azionario - "MTA"), which is managed and organized by Borsa Italiana S.p.A., was concluded for 83,833,899 ordinary UniCredit S.p.A. shares resulting from the exchange of 74,851,696 Capitalia S.p.A. shares being withdrawn that were not sold during previous phases of the liquidation proceedings pursuant to Article 2437-quater of the Civil Code.

It should be noted that the UniCredit shares were put up for sale at a price of €6.265 per share, corresponding to the withdrawal price of €7.015 per Capitalia share. In this regard, upon the conclusion of the aforementioned offer, the 83,833,899 shares were still entirely unsold. As a result, pursuant to Article 2437-quater, paragraph five of the Civil Code, UniCredit took steps to purchase these shares. The liquidation value for the shares was paid to withdrawing shareholders on January 23 through depository banks.

On February 7 an agreement was signed with Compagnie Monégasque de Banque for the sale of the branch of Capitalia Luxembourg S.A. in Monaco. This branch has assets of about €500 million in funds under administration and over 1,600 customers. The sale is expected to be finalized in March 2008.

On February 11, 2008 a writ of summons before the Regional Court of Krakow, Poland was served on UniCredit by Polygon Opportunities Master Fund. This fund is headquartered in the Cayman Islands and is a minority shareholder of Bank BPH. Polygon's request concerns the alleged invalidity of the agreement to sell BA-CA's majority interest in Bank BPH to UniCredit. The writ of summons concerned was also served on BA-CA and Bank BPH. UniCredit appeared in court to contest the claim made by Polygon Opportunities Master Fund, which it considers to be unfounded.

In February, in keeping with previous transactions in the securities services sector, UniCredit entered into a preliminary agreement with Société Générale for the sale and outsourcing of the clearing, custody, depository bank and fund administration activities of the former Capitalia group to Société Générale Securities Services (SGSS). The securities services operation of the former Capitalia that was sold to SGSS had assets under custody of €102 billion and assets under administration in Italy and Luxembourg of €22 billion and €5 billion respectively. As a part of the transaction, SGSS will become the exclusive provider, in Italy, of securities services to the entities concerned of the former Capitalia group based on the existing outsourcing agreement between UniCredit and SGSS entered into in 2006 following the sale of 2SBanca (currently SGSS SpA) to Société Générale.

In this manner, UniCredit is proceeding with the rationalization of its back office operations thereby optimizing its costs and, at the same time, improving the level of service provided to customers.

The transaction is expected to be completed by the end of March 2008.

Outlook

In 2008, the Eurozone will see a widespread economic slowdown as a reaction to the US economic situation, which slowed sharply at the end of 2007.

The financial markets are still unsettled, so it is likely that volatility will continue to be high in 2008. Tension is still evident, especially in the commodity markets, where oil was close to $100 a barrel at the beginning of March, and in the US dollar exchange rate with the euro, which passed $1.50.

The recovery phase in the US economy, which is expected in the second half of the year, should be accompanied by an appreciating of the US dollar by the end of 2008. We expect that starting in the coming months there will be an easing of inflation that should be close to 2% in the Eurozone by year-end. In this environment, the ECB is expected to intervene with two consecutive 25bp cuts in the policy rate in the coming months (i.e., we expect the ECB refi rate to be 3.5% at the end of 2008) primarily in support of economic growth.

The impact of the financial crisis on bank profits will be particularly pronounced in 2008.

Accordingly, a reduction in bank profits might occur in Italy, Germany and Austria. The greatest impact of the crisis is expected to occur in the area of non-interest income, which could fall in certain cases. There may also be slower growth in net interest income due in particular to slower rate of growth in lending. In addition, with the exception of Germany, bank interest rate spreads (the lending rate minus the deposit rate) should again narrow, with a slightly negative impact on the growth of net interest income. However, despite the slowdown, banks' operating income in these three countries should continue to trend upward during the period.

In the current market, UniCredit Group aims to continue developing its solid, well-balanced profitability and financial strength; while potentially facing the effects of market turmoil, UniCredit Group will vigorously meet diverse economic and market situations and will continue its reorganization and expansion.
UniCredit Group's managerial and business policies will be designed to strengthen leadership in those markets in which we operate and will allow us to pursue growth opportunities as they are presented.

The new strategic plan will be comprised of the following initiatives:

- We will significantly increase operating income by leveraging synergies while at the same time maintaining stringent cost and risk controls;
- We will rigorously manage our allocation of capital and will optimize the structure of risk-weighted assets;
- We will complete the integration of the former Capitalia group, primarily by establishing a single information system platform as well as a single platform for processes and business;
- We will develop and consolidate diverse product factories and business lines while simultaneously setting in motion marketing initiatives designed to broaden our customer base and to improve our portfolio of services of offer to existing customers;
- We will complete our vital rebranding project, in order to consolidate our many businesses under a unified brand and to promote a single multinational Group.

UniCredit Group is in the process of developing a new strategic plan, which will be presented by the end of the first half of 2008.

Milan, 12 March 2008

BOARD OF DIRECTORS

Chairman
DIETER RAMPL

Managing Director/CEO
ALESSANDRO PROFUMO


FLAMES

Corporate Governance

Corporate Governance

Introduction

The overall corporate governance structure of UniCredit, meaning the system of rules and procedures that serve as guidelines for the conduct of the corporate bodies in carrying out their duties to their stakeholders, has been defined in consideration of the applicable laws and the recommendations included in the new Corporate Governance Code issued by Borsa Italiana S.p.A. in March 2006 (the "Code"). The Code was written with the goal of increasing the clarity of responsibilities and roles, such as those of independent directors and the board's internal committees, and its content was improved as a result of experience acquired during recent years.

Since 2001 UniCredit has prepared an annual "Report on Corporate Governance" for its shareholders in the form of a special report (based on the "comply or explain" principle) intended for its shareholders, institutional and other investors and Borsa Italiana, in which it provides appropriate information on its Corporate Governance system.

In the context of continuing changes in (EU and domestic) legislation and in international best practice in general, Borsa Italiana decided to update its corporate governance principles. This led to the issuance in March 2006 of a new version of the Code, with which UniCredit complied by means of a board resolution dated December 19, 2006.

This "Report on Corporate Governance" is drawn up in compliance with art. 124-bis of Legislative Decree No. 58 dated February 24, 1998 and art. 89-bis of the CONSOB Issuers Regulations, as well as the current instructions of the Rules for Organized and Managed Markets by Borsa Italiana S.p.A..

UniCredit is a company that issues securities in regulated markets in Milan, Frankfurt and Warsaw, and as such, it shall comply with the legal and regulatory obligations connected with listing in those markets.

Unless otherwise indicated, the information provided refers to the period from January 1, 2007 to December 31, 2007.

Governance structure: the Board of Directors and its Committees

UniCredit has a traditional administrative organizational structure, based on the presence of two bodies elected by the shareholders' meeting: the administrative body (Board of Directors) and the Board of Statutory Auditors with administration control functions. Audits of the accounts are entrusted to an external auditing firm in compliance with the relevant legislation.

Board of Directors

UniCredit's board of directors may have from nove to 24 members. As of March 12, 2008, there were 23 board members.

Their term in office is established as three financial years, unless a shorter term is decided at the time of appointment, and expires on the date of the Shareholders' meeting convened to approve the financial statements of their last year in office.

The term of the board of directors currently in office, which was elected by the shareholders' meeting in December 2005, will expire on the date the shareholders' meeting is asked to approve the accounts for 2008.

In May 2007 the shareholders' meeting determined that board members would be elected using a voting list mechanism.

The Board of Directors has adopted its own Regulations which regulate its powers, duties and rules of procedure. The Board of Directors hald 13 meeting in 2007.

INDEPENDENCE OF DIRECTORS

In accordance with the application criteria stipulated by the Code, Directors' independence is to be periodically assessed by the board of directors based on information provided by each interested party, or available to the issuer. The results of the Board's assessments shall be communicated to the market.

With regard to directors in office on March 12, 2008, the company's board of directors confirmed, and announced to the market, that the following directors met the qualification of "independent director":

STATUS AND ACTIVITIES OF DIRECTORS

Board of Directors

NAME	POSITION	IN OFFICE SINCE	LIST	EXEC.	NON-EXEC.	INDEPEN. AS PER CODE	INDEP. AS PER TUF	% BOARD OF DIRECTORS	OTHER POSITIONS
Dieter Rampl	Chairman	16-12-2005	n/a		X	NO	YES	100%	3
Gianfranco Gutty	Deputy Ch. Senior	16-12-2005	n/a		X	YES	YES	100%	-
Franco Bellei	Deputy Ch.	16-12-2005	n/a		X	NO	YES	100%	1
Berardino Libonati	Deputy Ch.	3-8-2007 [1]	n/a		X	YES	YES	100%	2
Fabrizio Palenzona	Deputy Ch.	16-12-2005	n/a		X	NO	YES	92,31%	4
Anthony Wyand	Deputy Ch.	16-12-2005	n/a		X	YES	YES	84,62%	5
Alessandro Profumo	CEO	16-12-2005	n/a	X		NO	NO	100%	3
Manfred Bischoff	Director	16-12-2005	n/a		X	YES	YES	84,62%	2
Vincenzo Calandra Buonaura	Director	16-12-2005	n/a		X	YES	YES	100%	3
Enrico Tommaso Cucchiani	Director	18-9-2007 [2]	n/a		X	NO	YES	50%	16
Donato Fontanesi	Director	3-8-2007 [1]	n/a		X	YES	YES	80%	3
Francesco Giacomin	Director	16-12-2005	n/a		X	YES	YES	100%	-
Piero Gnudi	Director	16-12-2005	n/a		X	YES	YES	92,31%	1
Friedrich Kadrnoska	Director	16-12-2005	n/a		X	YES	YES	100%	8
Max Dietrich Kley	Director	16-12-2005	n/a		X	YES	YES	84,62%	5
Salvatore Ligresti	Director	3-8-2007 [1]	n/a		X	YES	YES	100%	4
Salvatore Mancuso	Director	3-8-2007 [3]	n/a		X	NO	YES	60%	-
Luigi Maramotti	Director	16-12-2005	n/a		X	YES	YES	69,23%	10
Antonio Maria Marocco	Director	20-5-2007 [4]	n/a		X	YES	YES	87,50%	3
Carlo Pesenti	Director	16-12-2005	n/a		X	YES	YES	69,23%	5
Hans Jürgen Schinzler	Director	16-12-2005	n/a		X	YES	YES	92,31%	11
Nikolaus von Bomhard	Director	16-12-2005	n/a		X	NO	NO	38,46%	2
Franz Zwickl	Director	18-9-2007 [2]	n/a		X	YES	YES	100%	8

1. Co-opted on August 3, 2007 2. Co-opted on September 18, 2007 3. Co-opted on August 3, 2007; resigned on March 31, 2008 effective as of April 1, 2008 4. Co-opted on May 20, 2007 and appointed by the Shareholders meeting on July 30, 2007.

LEGEND

Position: Chairman, Senior Deputy Chairman, Chief Executive Officer, Director.

List: M/m depending on whether the director was elected from the list voted by the majority or by a minority (art. 144 (10) of the Issuer Rules (Consob); n/a: not applicable

Exec.: Director who qualifies as executive

Non exec.: Director who qualifies as non-executive

Indep. as per code: Director who qualifies independent according to the criteria set out in the Code

Indep. as per TUF: Director who possesses the independence requirements established by article 148, para. 3 of the TUF (art. 144 (10) of the Issuer Rules (Consob).

% Board of Directors: percentage of the director's participation in board meetings (reference is made to the number of meetings that the director has attended with respect to the number of board meetings held during the period or after taking up the directorship).

Other positions: Total number of positions held in other companies listed on regulated markets (both in Italy and abroad), including financial services companies, banks, insurance companies or other large companies, identified based on the criteria defined by the Board. There is a list of such companies for each director attached to the Report on Corporate Governance, specifying whether the company that the position is held in belongs to the group that the Issuer is related to.

Independent directors according to art. 3 of the new Corporate Governance Code issued by Borsa italiana S.p.A.:
Gianfranco Gutty, Berardino Libonati, Anthony Wyand, Manfred Bischoff, Vincenzo Calandra Buonaura, Donato Fontanesi, Francesco Giacomin, Piero Gnudi, Friedrich Kadrnoska, Max Dietrich Kley, Salvatore Ligresti, Luigi Maramotti, Antonio Maria Marocco, Carlo Pesenti, Hans Jürgen Schinzler and Franz Zwickl.

Non-independent directors according to art. 3 of the new Corporate Governance Code issued by Borsa italiana S.p.A.:
Dieter Rampl (Chairman), Franco Bellei, Fabrizio Palenzona, Alessandro Profumo (CEO), Enrico Tommaso Cucchiani and Salvatore Mancuso and Nikolaus von Bomhard.

Independent directors pursuant to art. 148 of Legislative Decree No. 58/98:
Dieter Rampl (Chairman), Gianfranco Gutty, Franco Bellei, Berardino Libonati, Fabrizio Palenzona, Anthony Wyand, Manfred Bischoff, Vincenzo Calandra Buonaura, Enrico Tommaso Cucchiani, Donato Fontanesi, Francesco Giacomin, Piero Gnudi, Friedrich Kadrnoska, Max Dietrich Kley, Salvatore Ligresti, Salvatore Mancuso, Luigi Maramotti, Antonio Maria Marocco, Carlo Pesenti, Hans Jürgen Schinzler and Franz Zwickl.

Non-independent directors pursuant to art. 148 of Legislative Decree No. 58/98:
Alessandro Profumo (CEO) and Nikolaus von Bomhard.

Board Committees												
NAME	EXEC. COMM. [1]	% EXEC. COMM.	NOMIN. COMM. [1]	% NOMIN. COMM.	CGHRN COMM. [2]	% CGHRN COMM.	REMUN. COMM.	% REMUN. COMM.	AUDIT & RISK COMM.	% AUDIT & RISK COMM.	PERM. STRAT. COMM. [2]	% PERM. STRAT. COMM.
Dieter Rampl	Ch	100%	Ch	100%	Ch	100%	Ch	100%	M	90,90%	Ch	100%
Gianfranco Gutty	SV Ch	100%	M	100%	M	100%	M	100%	M	100%	M	100%
Franco Bellei	DEP. CH.	100%	M	100%	--		M	100%	M[3]	100%	M	100%
Berardino Libonati	DEP. CH.	100%	--		--		--		M	100%	M	100%
Fabrizio Palenzona	DEP. CH.	87,50%	M	88,89%	--		M	83,33%	--		M	100%
Anthony Wyand	DEP. CH.	75%	M	77,78%	--		M[3]	75%	Ch	100%	M	100%
Alessandro Profumo	CEO	100%	M	100%	M	75%	--		--		M	100%
Manfred Bischoff	--		--		--		--		--		M	100%
Vincenzo Calandra Buonaura	--		--		M	100%	--		--		--	
Francesco Giacomin	M	100%	--		M	100%	--		--		--	
Friedrich Kadrnoska	M	100%	--		M	75%	--		--		--	
Max Dietrich Kley	--		M	22,22%	--		M	33,33%	--		--	
Salvatore Mancuso[4]	--		--		--		M	75%	--		--	
Luigi Maramotti	--		--		M	100%	--		--		M	66,67%
Carlo Pesenti	--		--		--		M	50%	--		--	
Hans Jürgen Schinzler -	--		--		--		--		--		M	66,67%
Nikolaus von Bomhard	M	25%	--		--		--		--		--	
Franz Zwickl	--		--		--		--		M	100%	--	

1. valid until August 3, 2007
2. since August 3, 2007
3. position held until August 3, 2007
4. resigned on March 31, 2008 effective as of April 1, 2008

LEGEND

Exec. Comm.: Executive Committee; specify Ch/M for Chairman or Member of the Executive Committee
% Exec. Comm.: percentage of director's participation in the executive committee meetings (reference is made to the number of meetings that the director has attended with respect to the number of executive committee meetings held during the period or after taking up the office).
Nom. Comm.: Nomination committee;
CGHRN.Comm.: Corporate Governance, HR and Nomination Committee
Rem.Comm.: Remuneration Committee
Audit & Risk Comm.: Audit & Risk Committee
Perm. Strat. Comm.: Permanent Strategic Committee
% Nom.Comm., CGHRN Comm., Rem.Comm., Audit & Risk Comm., Perm. Strat. Comm.: percentage of the director's participation in the committee meetings (reference is made to the number of meetings that the director has attended with respect to the number of committee meetings held during the period or after taking up the office)
Ch/M: for Chairman or Member of the Committee

Board Committees

To ensure that there is an effective and efficient reporting and consultation system which will enable the Board of Directors to perform its functions in the best possible manner, several committees have been created within the Board, as recommended by the Code, each with specific areas of competence, for the purpose of providing consultation and proposals.

In order to further improve governance-related processes and models and oversee key aspects of the Group's operations, and in keeping with international best practice, at its meeting on August 3, 2007, the board of directors established the Permanent Strategic Committee and Corporate Governance, HR and Nomination Committee, and renamed the Audit Committee the Audit & Risks Committee. At the same time, the board decided to eliminate the Chairman's Committee, Executive Committee and all board committees with the exception of the Audit Committee and Remuneration Committee.

PERMANENT STRATEGIC COMMITTEE

The Permanent Strategic Committee is comprised of 10 members, the majority of whom are non-executive directors. The Chairman of the Board and Chief Executive Officer are members of the Committee by right. The other members shall be selected on the basis of those best qualified and willing to carry out this function. The Committee is chaired by the Chairman of the Board. The Permanent Strategic Committee usually meets monthly or whenever it is necessary to discuss issues falling under its responsibility. Meetings of the Committee are normally convened by the Chairman but can also be requested by at least two committee members or two Statutory Auditors.
In the latter case, all Statutory Auditors may participate.
The Permanent Strategic Committee had 3 meetings in 2007.

Duties

The duties of this Committee are to make proposals and provide advice. Specifically, the Permanent Strategic Committee provides opinions to the board in response to proposals made by the CEO to the board concerning, inter alia:

a) the preparation of the Group's three-year plan;
b) the determination of the Group's annual budget;
c) the determination of the Group's annual capital allocation;
d) the identification of the Group's annual strategy concerning equity investment transactions (MandA/reorganizations);
e) the approval of equity investment transactions over specific limits (€300 million for transactions in high-risk countries and €500 million for transactions in low-risk countries);
f) extraordinary transactions involving the Group's capital and the dividend policy of the parent company and Group companies when such policy is not incorporated in the general guidelines for annual capital allocation indicated in paragraph c);
g) other transactions/initiatives with strategic importance for the Group such as: entry into new geographic and business markets and high-profile joint ventures with industrial and/or financial groups.

AUDIT & RISKS COMMITTEE (RENAMED THE INTERNAL CONTROL AND RISKS COMMITTEE ON JANUARY 22, 2008)

The Audit & Risks Committee (formerly, the Audit Committee until August 3, 2007) is comprised of 5 non-executive directors, the majority of whom are independent. The Chairman of the Board and the First Deputy Chairman are members of the Committee by right. The other members shall be selected on the basis of those best qualified and willing to carry out this function. The committee shall appoint a chairman from its members, other than those who participate by right. Meetings shall be held on at least a quarterly basis. Meetings of the committee are normally convened by the chairman but can also be requested by at least two committee members or two statutory auditors. In the latter case, all statutory auditors may participate.

The Chairman of the Board of Statutory Auditors, or another Statutory Auditor designated by the Chairman himself, shall participate in the meetings of the Audit & Risks Committee. All statutory auditors and representatives of the external auditors may also be asked to participate.
The Audit & Risks Committee held 11 meetings in 2007.

Duties

The duties of this Committee are to make proposals and provide advice. Among other things, the Audit & Risks Committee:

A. assists the board of directors in issuing guidelines for the internal control system and on at least an annual basis inspecting their adequacy, efficiency and effectiveness, and ensures that the main business risks are correctly identified and appropriately measured, managed and monitored. It also assists the board in determining the criteria for the compatibility of these risks with the sound and proper management of the company (risk appetite) and ensures that the compliance area applies the policies for the management of non-conforming risks established by the board and that the Audit area implements the board's guidelines concerning the performance of third-level controls. It analyzes the periodic reports of the auditing activities;
B. analyzes the Group's guidelines for auditing activities and assesses the annual control plan prepared by the head of the Internal Audit Department, receives periodic reports and may request the performance of specific audit activities not covered in the annual plan;

C. reviews information received from the nominated official in charge of preparing accounting and corporate documents concerning the proper application of accounting principles and their standardization for the purposes of preparing consolidated accounts;
D. reviews quarterly and semi-annual accounts and the annual report on the basis of reports prepared by the nominated official in charge of preparing accounting and corporate documents;
E. assists the board in formulating policies for the management of risks during their periodic review in order to ensure their effectiveness over time and make sure the actual functioning of risk management and control processes complies with current laws and regulations;
F. expresses opinions concerning procedures for identifying and managing transactions with related parties of UniCredit and Group companies.

The Audit & Risks Committee also reports to the Board of Directors at least every six months on the occasion of the approval of the financial statements and the first half report on operations and on the adequacy of the internal controls.

Effective January 22, 2008, the Audit & Risks Committee (which was renamed the Internal Control and Risks Committee) was given additional duties that take into account new regulatory and other provisions issued in the meantime.

CORPORATE GOVERNANCE, HR AND NOMINATION COMMITTEE

The Corporate Governance, HR and Nomination Committee (formerly the Nominations Committee until August 3, 2007) is comprised of 7 members, the majority of whom are non-executive and independent directors. The Chairman of the Board and the CEO are members of the Committee by right. The other members shall be selected on the basis of those best qualified and willing to carry out this function. The Committee is chaired by the Chairman of the Board. In general, the committee meets monthly or whenever it is necessary to discuss issues falling under its responsibility. The Chairman convenes the committee's meetings.

In 2007, a total of 13 meetings were held including nine as the Nominations Committee and four as the Corporate Governance, HR and Nomination Committee.

Duties

The duties of this Committee are to make proposals and provide advice. Specifically, the committee provides opinions to the board in response to proposals made by the Chairman or CEO to the board concerning:
A. the establishment of UniCredit's corporate governance system, corporate structure and the Group's governance models and guidelines;
B. the establishment of the policy for the appointment of UniCredit's directors and the policy for the assessment of the board;
C. the identification of candidates for the position of UniCredit director in the event directors are co-opted, and the identification of candidates for the position of independent director to be submitted to UniCredit's shareholders' meeting, taking into account any comments made by shareholders;
D. the appointment of members of the CEO office and other members of the Management Committee (Senior Executive Vice President), members of general management and department managers who report directly to the CEO;
E. the establishment of policies concerning the appointment and succession plan for the position of CEO, members of the Management Committee (Senior Executive Vice President), Group Management Team (Executive Vice President) and Leadership Team (Senior Vice President);
F. the establishment of the policy for the appointment of company representatives (members of boards of directors, boards of auditors and supervisory boards for Group companies) and the appointment of these representatives at key companies (UniCredit Banca, UniCredit Banca d'Impresa, UniCredit Private Banking, Pioneer Global Asset Management, UniCredit Global Leasing, HVB, Bank Austria and Mediobanca. After the merger with Capitalia S.p.A. was finalized, Banca di Roma, Banco di Sicilia, Bipop-Carire, MedioCredito Centrale and Fineco were also included);
G. appointments of members of UniCredit's board committees at the proposal of the Chairman.

REMUNERATION COMMITTEE

The Remuneration Committee is comprised of 7 members, the majority of whom are independent directors. The Chairman of the Board of Directors and the First Deputy Chairman are members of the Committee by right. The other members shall be selected on the basis of those best qualified and willing to carry out this function. The committee is chaired by the Chairman of the Board. The committee usually meets every four months or at any time it is necessary to discuss issues falling under its responsibility. The Chairman convenes the committee's meetings.
The Remuneration Committee met 12 times in 2007.

Duties

The duties of this Committee are to make proposals and provide advice. Specifically, the Remuneration Committee provides opinions to the board in response to proposals made by the CEO to the board concerning:
A. the remuneration of UniCredit directors with specific functions, and especially with regard to the remuneration of the CEO;
B. the remuneration of UniCredit's General Manager if the latter is also the CEO;
C. the compensation structure for members of the CEO office;

D. the remuneration policy for members of the Management Committee (Senior Executive Vice President), Group Management Team (Executive Vice President), Leadership Team (Senior Vice President) and department heads who report directly to the CEO;
E. approval of Group incentive plans based on financial instruments;
F. the remuneration policy for company representatives (members of the boards of directors, boards of auditors and supervisory boards of Group companies).

In the cases specified in paragraphs a) and b), the Chairman will determine the proposals the Committee will be asked to express an opinion on.

Members of the Committee for whom the Committee is asked to provide an opinion on remuneration due in relation to their specific functions may not participate in meetings regarding the determination of any proposal concerning such remuneration.

EXECUTIVE COMMITTEE (THIS BODY WAS ELIMINATED PURSUANT TO THE BOARD RESOLUTION OF AUGUST 3, 2007)

The Executive Committee was appointed for three years by the Board of Directors which established the number of members, which, in any case, were to be at least five. The Chairman, the Deputy Chairmen and CEO were members of the Committee by right.

The Executive Committee held all the powers and duties conferred on it by the Board, particularly with regard to credit matters. As part of its assigned powers, it determined business management criteria, supervised the company's operations and in emergencies it could pass resolutions concerning any business to be brought to the attention of the board of directors at its next meeting. The Executive Committee normally met once a month and, in any case, whenever the Chairman deemed it necessary or two Members of the Committee requested a meeting. Committee meetings could also be convened at the request of two members of the Board of Statutory Auditors.

Related-party transactions

It is established company practice, in the conduct of its business, to observe at all times the principle of substantial correctness in transactions with related parties, as identified by the CONSOB, with reference to IAS 24.

As a listed issuer, in the 1990's the company had already defined – in compliance with the recommendations made on the subject by CONSOB – a process for monitoring transactions concluded with related parties and informing the Board of Directors (and the Board of Auditors) accordingly.

This process was subsequently implemented with the incorporation of the provisions of art. 150 of Legislative Decree 58/98 into No. 23 of the by-laws. The latter is intended to formalize the flow of information to the Board of Auditors, whose responsibilities include transactions of this sort, by providing information about their characteristics, the parties involved and the associated effects on the company's balance sheet, income statement and financial position.

Appropriate information in this connection has also been provided periodically, in the management report that accompanies the annual financial statements.

The company is always conscious of its position as a listed issuer and is also required to respect the information requirements foreseen in the regulations in force (Regulation approved by CONSOB resolution 11971/99 – art. 71-bis) in the case of transactions with related parties, even when carried out through subsidiaries, whenever the object, payments, methods or timing might affect the security of company assets or the completeness and accuracy of the information, including accounting information, about the listed issuer. In this case, the company is required to make a related party disclosure document available to the public, drawn up according to the outline indicated in the aforementioned regulations.

Notwithstanding the frame of reference indicated above, during the 2003 financial year the company's Board of Directors deliberated the definition of the criteria for identifying transactions carried out with related parties in keeping with the instructions provided by CONSOB in its communication No. 2064231 dated September 30, 2002.

The definition of related party was subsequently revised in light of certain measures taken by CONSOB, which, in its communication No. 14990 of April 14, 2005 standardized the definition of related party (for the purposes of issuers' compliance with all disclosure requirements) with the definition required for consolidated accounts, with specific reference to IAS 24. At the same time, CONSOB rescinded its communication No. 2064231 of September 2002.

This being the case with regard to intercompany transactions and/or transactions with related parties in general, both Italian and non-Italian, carried out by UniCredit, during 2007 all such transactions were carried out on the basis of evaluations of reciprocal economic benefits and the definition of the conditions to apply was made strictly on the basis of the criteria of substantial correctness, in line with the

shared goal of creating value for the entire Group. These transactions were completed, as a rule, under conditions similar to those applied in transactions with unrelated third parties.
The same principle was also applied in relation to the supply of services, which were quantified on the basis of a minimum charge calculated to recover the related costs of production.

With regard to intercompany financial transactions, these are a part of the ordinary business of an operating parent company of a complex bank group, and are also connected to the centralized use of interbank payment systems at UniCredit's Treasury unit involving correspondent, deposit and lending relationships with banks and other companies. In addition, agreements have been entered into between Group companies concerning the distribution of financial products and/or services, providing assistance or consulting services, or more generally, providing ancillary banking services. While complying with the principle set out in art. 2391 of the Italian Civil Code on the subject of directors' interests, the Company also complies with art. 136 of Legislative Decree 385/93 (Consolidated Banking Act) on the subject of the obligations of corporate banking officers, which provides that they may assume obligations, directly or indirectly, to the bank they manage, direct or control, only after unanimous approval of the governing body and the favorable vote of the members of the controlling body, without prejudice to the obligations of the Civil Code regarding directors' interests.
For this purpose, corporate banking officers are required to give notice of the persons, individuals or legal entities, with whom the establishment of possible relations could be construed as generating this type of indirect obligation largely related to banking officers.

It is company practice to use the services of independent experts to issue fairness or legal opinions when the nature of the transaction, including those with related parties, so requires.

Board of Statutory Auditors

Five standing Statutory Auditors are elected by an ordinary shareholders' meeting, among whom they appoint their Chairman, and two alternate Auditors. The standing and alternate Auditors may be re-elected. The standing and alternate members of the Board of Statutory Auditors are selected from lists of candidates.

The Board of Statutory Auditors appointed by the shareholders' meeting in May 2007 and in office until the approval of the accounts for 2009 is made up of Messrs. Giorgio Loli (Chairman), Gian Luigi Francardo, Siegfried Mayr, Aldo Milanese and Vincenzo Nicastro (standing auditors). Massimo Livatino and Giuseppe Verrascina are alternate Statutory Auditors.

Board of Statutory Auditors

NAME	POSITION	IN OFFICE SINCE:	SLATE	INDEPENDENCE AS PER CODE	% PARTICIPATION IN MEETINGS OF BOARD OF STATUTORY AUDITORS
Giorgio Loli	Chairman	10-5-2007	m	YES	100 %
Gian Luigi Francardo	Standing auditor	10-5-2007	M	YES	87,5 %
Siegfried Mayr	Standing auditor	10-5-2007	m	YES	80 %
Aldo Milanese	Standing auditor	10-5-2007	M	YES	87,5 %
Vincenzo Nicastro	Standing auditor	10-5-2007	M	YES	91,6 %
Massimo Livatino	Substitute auditor	10-5-2007	m	-	-
Giuseppe Verrascina	Substitute auditor	10-5-2007	M	-	-

LEGEND
Position: whether chairman, standing auditor, or substitute auditor.
Slate: M/m depending on whether the auditor was elected from the slate voted by the majority or by a minority (art. 144 (10) of the Issuer Rules (Consob).
Independence as per Code: if the auditor qualifies as independent according to the criteria set out in the Code, specifying at the foot of the table if the criteria have been supplemented or modified
% participation in meetings of Board of Statutory Auditors: percentage of the auditor's participation in the auditor meetings (referring to the number of meetings that the auditor attended with respect to the number of auditor meetings held during the period or after taking up the office).

Main Shareholders

Based on entries made in the shareholder register and subsequent communications received by the company, as of December 31, 2007 UniCredit's major shareholders (defined as those with a stake exceeding 2%) were as follows:

NAME OF SHAREHOLDER	NO. OF ORDINARY SHARES	% OWNERSHIP [1]
Fondazione Cassa di Risparmio Verona, Vicenza, Belluno e Ancona	606,077,204	4.542%
Fondazione Cassa di Risparmio di Torino	505,858,753	3.791%
Munich Re Group	499,559,020	3.744%
Carimonte Holding S.p.A.	446,567,993	3.347%
Allianz Group	319,137,270	2.392%

1. As a percentage of ordinary capital.

SHARE CAPITAL (AS OF DECEMBER 31, 2007)	NO. OF SHARES	TOTAL IN EUROS
Total shares	13,365,365,495	6,682,682,747.50
Ordinary shares	13,343,658,943	6,671,829,471.50
Savings shares	21,706,552	10,853,276.00

Shareholders' meetings

Shareholders' meetings may be attended by those holders of ordinary shares who provide the notice sent to the company by the broker holding their accounts at least two days before the date on which the meeting is to take place. The meeting notice may specify that the mentioned 2 days' advance notice also applies to any subsequent sessions. Persons entitled to attend Shareholders' Meetings may be represented by proxy; the representative need not necessarily be a shareholder in compliance with § 13 of the Articles of Association, § 2372 of the Civil Code and current laws.

The duties and authority of Shareholders' Meetings, and the rights of the shareholders, are clearly defined by Italian law and the Articles of Association.

UniCredit has always encouraged its shareholders to exercise their rights to participate and vote at Shareholders' Meetings: for this reason, it has for some time put in place a set of regulations for shareholders' meetings designed to ensure the smooth conduct of the meetings.

Management Committee

The Management Committee advises the Chief Executive Officer regarding his activities performed for the management of the Group and its members execute the decisions made by the Chief Executive Officer.



Alessandro Profumo

Chief Executive Officer

Born in Genoa (Italy) on 17 February 1957



Sergio Ermotti

Deputy CEO

Born in Lugano (Switzerland) on 11 May 1960



Paolo Fiorentino

Deputy CEO

Born in Naples (Italy) on 23 January 1956



Roberto Nicastro

Deputy CEO & Head of Retail Division

Born in Trento (Italy) on 9 December 1964



Dario Frigerio

Head of Private Banking & Asset Management Divisions

Born in Monza (Italy) on 24 June 1962



Ranieri de Marchis

Chief Financial Officer

Born in Livorno (Italy) on 8 January 1961



Rino Piazzolla

Head of Human Resources

Born in Milan (Italy) on 5 March 1953



Erich Hampel

Head of CEE Division

Born in Vienna (Austria) on 25 February 1951

Running the day to day operations of a major financial institution not only requires skill, foresight and a deep knowledge of people and financial markets, but it also requires great passion.

The Management Committee meets regularly to discuss issues having strategic importance, which have been identified by the Chief Executive Officer.



Wolfgang Sprißler

Head of German Region Strategic Advisory

Born in Tubingen (Germany) on 3 December 1945



Maurizia Angelo Comneno

Head of Compliance & Corporate Affairs

Born in Rome (Italy) on 18 June 1948



Marc Beckers

Head of Group Identity & Communications

Born in Antwerp (Belgium) on 9 February 1956



Federico Ghizzoni

Head of Poland's Markets Division

Born in Piacenza (Italy) on 14 October 1955



Henning Giesecke

Chief Risk Officer

Born in Munich (Germany) on 6 May 1960



Carmine Lamanda

Head of Institutional & Regulatory Strategic Advisory

Born in Salerno (Italy) on 2 June 1941



Vittorio Ogliengo

Head of Corporate Division

Born in Asti (Italy) on 5 March 1958



Edoardo Spezzotti

Head of Markets & Investment Banking Division

Born in Udine (Italy) on 14 April 1953

Passion takes many forms and in this year's annual report, we thought to offer you some insight into the passions of our leadership group.

General Management[1]



CHAIRMAN
BOARD OF DIRECTORS
CEO
MANAGEMENT COMMITTEE
GROUP M&A AND BUSINESS DEVELOPMENT
COMPLIANCE & CORPORATE AFFAIRS
PLANN., FINANCE & ADMINISTRATION (CFO)
DEPUTY CEO
GERMAN REGION STRATEGIC ADVIS.
DEPUTY CEO
Asset Management Division
Household Financing
Retail Division
CEE Division
Poland's Markets Division
Corporate Division
MIB Division
Private Banking Division


INTERNAL AUDIT
Management Committee Staff
OTHER HOLDING COMMITTEE
INSTITUT. AND REGULATORY STRATEGIC ADVIS.
RISK MANAGEMENT (CRO)
HUMAN RESOURCES
DEPUTY CEO
Group ICT
Group Organization & Logistics
Banking Services
GBS CEE
Group Identity & Communications
Legal Affairs
Legal M&A

1. As of March 31, 2008

Group Management Team

A list of other members of the Group Management Team follows hereafter

CORPORATE CENTER - SENIOR EXECUTIVE VICE PRESIDENT

Elisabetta Magistretti
Head of Internal Audit

CORPORATE CENTER - EXECUTIVE VICE PRESIDENT

Patrizio Braccioni
Head of Group Tax Affairs

Chiara Burberi
Compliance Chief Operating Officer

Paolo Cornetta
Head of Executive Development and Compensation

Giorgio Ebreo
Chief Executive Officer UniAudit

Rolf Friedhofen
Chief Financial Officer HVB

Andreas Frueh
Head of Legal HVB

Francesco Giordano
Head of Group Planning, Strategy & Research

Thomas Gross
Chief Risk Officer BA-CA

Heinz Laber
Head of HR HVB

Franco Leccacorvi
Head of Group Accounting

Karl Limmer
Head of Audit Management HVB

Antonella Massari
Head of Group Investor Relations

Bruno Morelli
Head of Shareholdings

Marina Natale
Head of Group M&A and Business Dev.

Secondino Natale
Head of Management Committee Staff

Anna Simioni
Head of Corporate Learning

Andrea Varese
Chief Risk Officer HVB

RETAIL - EXECUTIVE VICE PRESIDENT

Giovanni Albanese
Head of Retail Credit Risks

Silvio Barzi
Head of New Markets

Willibald Cernko
Head of Retail Austria & Germany

Giovanni Forestiero
Head of Retail Sales Austria & Germany

Ralph Mueller
Head of Retail Division BA-CA

Alberto Naef
Head of Retail Marketing & Segments Austria & Germany

Giovanni Chelo
Head of HR Retail Division

Raffaele Cicala
Chief Executive Officer UCIFin, Head of Household Financing

Pasquale Giamboi
Chief Executive Officer UBCasa

Oreste Massolini
Head of Planning & Control Retail Division

Gabriele Piccini
Head of Retail Italy

Roberto Bertola
Chief Executive Officer Banco di Sicilia

Alessandro Cataldo
General Manager Unicredit Banca di Roma

Rodolfo Ortolani
Chief Executive Officer Bipop Carire

Frederik Geertman
Head of Retail Marketing & Segments Italy

CENTRAL EASTERN EUROPE - EXECUTIVE VICE PRESIDENT

Jozef Barta
Chief Executive Officer - Slovakia

Helmut Bernkopf
Deputy President/ General Manager - Russia

Levon Hampartzoumian
Chief Executive Officer -Bulgaria

Andrea Casini
Chief Operating Officer - Bulgaria

Alessandro Decio
Chief Operating Officer - Turkey

Jiri Kunert
Chief Executive Officer – Czech Republik

Franjo Lukovic
Chief Executive Officer - Croatia

Mihaly Patai
Chief Executive Officer - Hungary

Gianni Papa
General Manager - Ukraine

Alexander Picker
Chief Executive Officer - Kazachstan

Klaus Priverschek
Chief Executive Officer - Serbia

Rasvan Radu
Chief Executive Officer – Romania

Doris Tomanek
Head of HR CEE, BA-CA

Carlo Vivaldi
Chief Financial Officer CEE, BA-CA

POLAND - EXECUTIVE VICE PRESIDENT

Jan Krzysztof Bielecki
Chief Executive Officer Pekao

Luigi Lovaglio
Vice President/ General Manager Pekao

CORPORATE - EXECUTIVE VICE PRESIDENT

Marco Bolgiani
Head of Global Transaction Banking

Gianni Coriani
General Manager UBI

Fausto Galmarini
Chief Executive Officer UniCredit Factoring

Juergen Kullnig
Head of Corporate / PB Credit Risks

Oliver Maassen
Head of HR Corporate Division

Alessandro La Porta
Head of HR UBI

Massimiliano Moi
Chief Executive Officer Global Leasing

Luca Lorenzi
Chief Executive Officer Locat

Regina Prehofer
Head of Corporate Division BA-CA

Stefan Schmittmann
Head of Corporate Division HVB

MARKETS & INVESTMENT BANKING - EXECUTIVE VICE PRESIDENT

Erik Banks
Head of MIB Market/Credit Risks

Stefan Ermisch
Chief Operating Officer MIB Division

Ronald Seilheimer
Head of Principal Investments

Theodor Weimer
Head of Investment Banking

Jurgen Dennert
Senior Advisor MCC

Piergiorgio Peluso
Head of Investment Banking Italy

PRIVATE BANKING - EXECUTIVE VICE PRESIDENT

Alessandro Foti
Chief Executive Officer Fineco

Werner Kretschmer
Head of Private Banking & Asset Management Division BA-CA

Dario Prunotto
Chief Executive Officer UPB

Giuseppe Di Sisto
Head of Business & Synergies Development UPB

Andreas Wolfer
Head of Wealth Management Division HVB

ASSET MANAGEMENT - EXECUTIVE VICE PRESIDENT

Angelo Forloni
Global Chief Operating Officer PGAM

Dan Kingsbury
Head of US Division PGAM

Giordano Lombardo
Deputy Chief Executive Officer PGAM

Sandro Pierri
Head of Distribution Europe & Latin America PGAM

Marco Pirondini
Global Chief Investment Officer Pioneer Investments

Paul Price
Head of Global Institutional Division PGAM

ORGANIZATION & SERVICES FUNCTIONS - EXECUTIVE VICE PRESIDENT

Paolo Cederle
Head of Banking Services

Tiziana Bernardi
Chief Executive Officer UPA

Dino Crivellari
Chief Executive Officer UGC

Massimo Schiattarella
Chief Executive Officer UGIS

Alberto Giordano
Head of Restructuring Integration

Massimo Milanta
Head of Group ICT

Matthias Sohler
Chief Operating Officer HVB, Head of Group Organization & Logistics

Piercandido Vaisitti
Head of HR Global Services

Robert Zadrazil
Chief Operating Officer BA-CA, Head of GBS CEE

Graphic development and Composition:
Mercurio S.r.l. Studi di promozione pubblicitaria - Milan

Printed: Grafiche Milani SpA (Segrate)
May 2008

Pictures

Cover and sorter pages
Courtesy Education Department of the Castello di Rivoli Contemporary Art Museum

Top managers
Courtesy Ferruccio Torboli (UniCredit Group)

UniCredit Group

UniCredit Group



2007 Sustainability Report



UniCredit Group



2007 Sustainability Report

UniCredit S.p.A.
Registered Office: Roma, via Minghetti 17
General Management: Milan, Piazza Cordusio
Registration number in the Rome Trade and Companies Register, tax Code and VAT No. 00348170101
Entered in the Register of Banks
Parent Company of the UniCredito Italiano Banking Group
Banking Group Register No. 3135.1
Member of the Interbank Deposit Protection Fund
Capital Stock: € 6,683,084,257.50 fully paid in



The Art Experience

2007 was a formative year for the bank's international activities in culture. It was a year that saw intense engagement in all the territories in which we operate.

We believe that culture, when viewed as a strategic resource, can bring tremendous value and foster new ideas. These new ideas are fundamental to innovation and sustainable social and economic growth.

In this year's Sustainability Report, we have decided to focus on images of the international events which comprised our work with important partners in art and culture rather than on individual pieces from our collection. Notable among these were events in partnership with the Education Department of the Castello di Rivoli Contemporary Art Museum.

These initiatives involving the broader public in art experiences illustrate the importance UniCredit Group attaches to entertain and promote an active dialogue with the communities in which our Group operates.
The large gatherings pictured in this report were held in city squares and museums and involved thousands of people. What you see is a single spontaneously generated expression of thousands of hands united together in a joyful and creative concert.

Contact with international artists and leading facilitators of culture, through diverse languages, styles and techniques, shows how art stimulates the development of relational and cognitive skills and the potential of the individual. Art, above all, generates significant positive energy which can connect people, bridge differences and promote dialogue. It offers an extraordinary repertoire for learning, exploring, experimenting and interpreting the present to build the future.

Art brings people together.

Which is why we say: ART TALKS.

2007 Sustainability Report



Contents

Sustainability Report



Introduction

Letter from the Managing Director/CEO



"A successful company must continually reflect on whether its business model is appropriate to ensure long-term future growth and financial success."

Dear Stakeholders,

Recent turmoil in global markets, its effects on the economy and on people and businesses everywhere, clearly illustrate why sustainability needs to be at the forefront of our thinking. Ultimately banking is not about generating transient short-term profits, but about returning sustainable long-term value to our customers, our employees, the communities, and other stakeholders we depend on.

At UniCredit Group, we have been focusing on sustainability for some considerable time. We know there is still much to be done, but we have made significant progress through 2007 and into early 2008. This report details our progress in this important area.

Naturally, business success, as reflected in profit and shareholder return, is the first priority in a company's efforts to achieve sustainability. Without it, a company is at the mercy of the market and loses its capacity to shape its own future. A successful company must continually reflect on whether its business model is appropriate to ensure long-term future growth and financial success.

Yet sustainability is a multi-dimensional project and requires a comprehensive approach. That is why our efforts in sustainability have expanded in scope and intensity in many areas. In our most recent Annual Leadership Meeting (a two-day workshop), 400 senior leaders from our group focused their attention on the four pillars we have identified as drivers of sustainability: long-term economic value generation, customer-centricity, identity & people management and governance.

Among many accomplishments, 2007 witnessed a great effort by our Chairman and Board to strengthen our corporate governance structure in line with international best practices. We created a dedicated Compliance Department, made significant progress in formalizing our approach to reputational risk management and intensified our dialogue with stakeholders. We also applied ourselves to a wide variety of environmental initiatives, involving both our own direct behaviors and our indirect influence on others through our frequent role as an intermediator.

Very few companies are as deeply involved in all aspects of customers' day-to-day lives as those in the banking sector. Companies and individuals rely on banks to help them manage day-to-day challenges and to achieve long-term ambitions. These relationships are based on trust, and we know that our longevity depends on delivering consistent value as we empower people to "shape their tomorrow, today".

In the same way, today's international financial institutions are so tightly bound to the global economy and the structure of society that it has become essential that we go beyond providing just a strong return to our shareholders and valuable support to our customers. We must provide value for all of our stakeholders. This is why we actively work with communities through our territorial committees to support their economic and social development. This philosophy also comes to life in our cultural initiatives, through which we strive to generate broad public dialogues, rather than just to provide diversions for privileged insiders.

For the 180,000 of us who derive our immediate livelihoods from working at UniCredit Group, sustainability will remain a vital concern. The engagement of our people with the company, with its identity and its goals is critical to the long-term generation of results. We view our people as our greatest asset, and we place high value on identifying talent early, providing structured development and career opportunities and leveraging the competitive advantages of diversity.

Achieving full-fledged sustainability is ultimately a holistic undertaking, requiring a consistent and universal application of underlying beliefs and values.

That is why we have placed the UniCredit Integrity Charter at the heart of our identity and all of our activities. It is based on a core of our shared values - fairness, transparency, respect, reciprocity, trust and freedom to act. We view the Integrity Charter as the central mechanism that enables our people to act as entrepreneurs, while behaving responsibly towards each other, our customers and all our stakeholders.

This is UniCredit Group's first group-wide Sustainability Report. The report has been assembled in strict adherence to the most recent GRI-G3 reporting standards. Rather than compiling separate reports for each of our legal entities as has been our past practice, we have attempted for the first time a consolidated articulation of our complete vision of sustainability, detailing the initiatives and governance that apply to the whole group, irrespective of market or customer segment.

In this respect, we are particularly proud that we were able to bring together relevant data for the first time from a number of our Central and Eastern European operations. Given our dominant market position in this important growth region, we believe the group has a responsibility to be at the forefront of developing a culture of sustainability in Central and Eastern Europe. It is certainly in our own best long-term interest to do so.

In the coming months, we will continue to work towards the capability to assemble a fully comprehensive report, covering the entire breadth of our group. We are working hard to align all of our operations under our common master brand, which not only provides us with greater leverage in the marketplace, but also aids in harmonizing our collective efforts and will make possible a unified approach in our progress towards achieving sustainability in everything we do at UniCredit Group.

Sincerely yours,

Alessandro Profumo
CEO

Report structure

The Sustainability Report ("the Report"), approved by UniCredit Group's Board of Directors, reflects the full operational scope of UniCredit Group in 2007 and describes the connection between business strategies and stakeholder relationship management. In an effort to meet targets for improvement, the eighth edition of the Sustainability Report has been significantly expanded to draw particular attention to activities in Italy, Germany, Austria, Poland and in the key countries of Central and Eastern Europe (with a particular focus on Croatia and Turkey).

Reporting criteria

The Report was written in compliance with the guidelines published by Global Reporting Initiative in 2006 (GRI-G3). A table summarizing the contents of the Report referring to GRI indicators is provided on page 145.

GRI-G3 defines various application levels (C, B and A) that reflect the level of application of the GRI Reporting Framework to the company's activities.

Organizations that have been subject to external assurance are permitted to add a "plus" (+) to the level they have achieved.

The UniCredit Group 2007 Sustainability Report satisfies G3 requirements at the B+ level.



2002
In Accordance
C
C+
B
B+
A
A+
Mandatory
Optional
Self Declared
Third Party Checked
GRI Checked
Report Externally Assured
Report Externally Assured
Report Externally Assured
GRI REPORT

Reporting process

For data not available at the central group level, the process of collecting data from each legal entity of UniCredit Group was executed through a systematic use of "CSR cards" created on the basis of GRI.

In order to maximize the reliability of information reported, we have included only that data that can be measured directly, and we have limited, as much as possible, approximate calculations. This data is based on the best information available or on sample analyses. Data that is approximate in value is clearly disclosed as such in the Report.

An important focus area for the next years will be the extension of the Sustainability Report's scope through further standardization of data gathering procedures in order to reach the GRI Application Level A+ by 2010.

Reporting period and scope

The reporting period of the Sustainability Report, which is published annually, corresponds to the period of the UniCredit Group 2007 Annual Report, unless otherwise noted. The present report provides information and data from the 2007 calendar year.

Economic and financial data included in the Sustainability Report are derived from the UniCredit Group 2007 Annual Report. The social and environmental data in the Report excludes companies belonging to the former Capitalia Group. Data relating to clients, communities and the environment from Poland refer exclusively to Bank Pekao S.A., while data from Croatia refers only to Zagrebačka banka d.d..

The merger with Capitalia, effective as of 1 October 2007 is discussed in several sections of the Report. For more detailed information on the merger, please refer to the UniCredit Group 2007 Annual Report.

External assurance

This report has been subject to the review of KPMG S.p.A. in accordance with the criteria established for review engagement by "International Standards on Assurance Engagements 3000: Assurance Engagements other than Audits or Reviews of Historical Financial Information", issued by the International Auditing and Assurance Standards Board (IAASB). On page 151 there is a KPMG S.p.A. report describing the activities carried out and the resulting conclusions.

Relevant issues

The information on social, environmental and economic performance was identified as relating to the most important issues to be examined. The selection was based on an approach that incorporated internal analysis with an external view of UniCredit Group.

We are implementing a number of methodologies aimed at identifying the most relevant issues for our stakeholders. In particular we are looking at those issues that could influence UniCredit Group from the financial, social or environmental points of view, and we are working to identify concrete solutions for their management. In identifying these issues UniCredit Group has made reference to the following principles:

- *Materiality:* A combination of internal and external factors was used to determine whether information was material, including factors such as the corporate mission and values, concerns expressed directly by stakeholders and the most significant indicators of GRI.
- *Inclusiveness:* UniCredit Group identified its reference stakeholders and explains in the Report how it has attempted to respond to their reasonable expectations and interests.
- *Sustainability context:* The Report presents UniCredit Group's performance in relation to broader concepts of sustainability. It defines the level and the method of contribution to regional local development.
- *Completeness:* This Report covers material topics and indicators sufficient to reflect significant economic, environmental and social impacts and to enable stakeholders to assess UniCredit Group's performance within the reporting period.

UniCredit Group Profile

At a Glance: our Unique Franchise

Highlights

UniCredit Group is a major international financial institution with strong roots in Europe. It has a strong presence in 23 European countries, as well as representative offices in 27 other international markets, and employs around 170,000[1] people throughout the Group.

It provides a powerful combination of distribution and production capabilities as well as the full spectrum of financial services, financial products, and investment vehicles.

Over the years it has demonstrated its ability to generate profitable, sustainable growth and create significant value for its stakeholders.

UniCredit Group is well-positioned as one of the top European players in the global banking industry.

Market Capitalization (€ billion) (as at 31 December)



26.7
60.3
69.2
75.7
2004
2005
2006
2007

Banking Sector Global Market Capitalization
(€ billion) (as at 31 December 2007)



ICBC
191.0
HSBC
135.6
CCB
130.2
Bank of America
125.2
Bank of China
110.0
Citigroup
100.3
JP Morgan Chase
100.2
SCH
92.5
UniCredit
75.7
Mitsubishi UFJ
69.6
Wells Fargo & Co
69.2



Countries where the UniCredit Group has banking subsidiaries or banks in which it has a significant equity interest.

Countries in which the UniCredit Group operates via its own branches, representative offices, small banking subsidiaries, or investment centers (Pioneer).



Customers: 40 million

Employees[1]: 170,000

Branches[2]: 9,714

(€ million)

Operating Income*	29,655
Operating Profit*	13,346
ROE*3	17.0%
Total Assets	1,021,758

* Pro-forma figures determined as if the business combination with Capitalia had occurred on 1 January 2007.

1. "Full time equivalent" data, calculated according to a new methodology which does not include unpaid leaves. These figures include all employees of subsidiaries consolidated proportionately, such as Koç Financial Services Group employees.

2. These figures include all branches of subsidiaries consolidated proportionately, such as Koç Financial Services Group branches.

3. Calculated on the basis of the average pro-forma shareholders' equity (estimated using year-end capital and reserves, excluding reserves relating to AfS assets and cash-flow hedge, and including average non-distributable pro-forma net profit), net of goodwill arising from the business combinations with HVB and Capitalia, which were carried out with an exchange of shares and recorded in accordance with IFRS 3.

Business Model

Organizational Model


CEO
MANAGEMENT COMMITTEE
DEPUTY CEO
DEPUTY CEO
Asset Management Division
Poland's Markets Division
Retail Division
CEE Division
Household Financing
Corporate Division
MIB Division
Private Banking Division

The UniCredit Group's business model is enhanced by a consistent organizational approach. Its aim is to fully exploit the dynamic potential of its global network to provide organic growth through deep and historical local roots of its subsidiaries in 23 European countries.

To improve synergies among its Divisions, increase speed of service, and to support continuous innovation, UniCredit Group has adopted an organizational structure with three managerial areas, each headed by a Deputy CEO.


DEPUTY CEO
Group ICT
Group Organization & Logistics
Banking Services
GBS CEE
Business Division
Business Department
Global Banking Services Function

Business Mix

UniCredit Group has a portfolio which is diversified across business and geographical lines, with a strong commercial banking footprint. This business mix allows UniCredit Group to better withstand market turmoil.

Retail banking is the most important source of UniCredit Group's revenues, generating roughly 38% of the total. This is followed by Corporate banking, which accounts for roughly 21% of total revenues.

UniCredit Group is focused on international markets and this can be seen in its regional revenue breakdown. Italy is the principal market for UniCredit Group, however substantial revenues are derived from Germany, the CEE countries and Austria.

Revenues by Division (%)


37.7
20.9
11.6
11.2
8.2
5.2
Retail
Corporate
CEE
MIB
Poland's Markets
Private Banking
Asset Management

Revenues by Geographic Area (%)


51
17
12
9
8
3
Italy
Germany
CEE
Austria
Poland
Others

Master Brand Strategy: in Unity there is Strength

The UniCredit Group will now go forth as one bank under one banner in order to achieve our one goal: to be one of the top banks both in Europe and the world.

We will deliver one brand idea. We will live by one set of values. We will stake out one position. We will have one corporate mission. We will share one vision. We will be one brand – with one spirit, one identity, one personality.

That is the single-minded objective of our master brand strategy, which will unify all of our business Divisions, and all of our communications, in all 23 countries in which we operate. It is being implemented now throughout UniCredit Group.

Our one banner is our new, bold corporate signature with the number one pointing upwards and onwards. The red UniCredit Group logo will be universally applied throughout our organization. It is a fresh, forward-looking brand symbol that is destined to become a new mark of distinction in global finance.

Our one idea, as a leading European financial institution, is empowering optimism in everything we do. What distinguishes our bank and our people from our competitors is the positive, can-do spirit that we bring to every personal transaction and every business transaction that we undertake. We are known for working in a close, forward-looking partnership with our customers, helping to empower them to make the right choices for their own future.

Our one position is *"Shape your tomorrow, today"*. It is a core message that states simply and clearly that we are in the business of empowering optimism. It is an uplifting message that speaks to helping people and businesses shape their own future and achieve their full potential. It will not only be the soul of our advertising, and the emotional connection to our customers, it will be the spirit of our brand. And to give our message a call to action, we will sign off with a compelling brand idea: *"Let's start"*.

AUSTRIA

Bank Austria Creditanstalt
Bank Austria Creditanstalt
Schoellerbank
BANKPRIVAT
UniCredit Markets & Investment Banking

GERMANY

HypoVereinsbank UniCredit Group
HypoVereinsbank UniCredit Group
HypoVereinsbank
WEALTH MANAGEMENT
UniCredit Markets & Investment Banking

ITALY

UniCredit Banca
Banca di Roma
Banco di Sicilia
Bipop Carire
UniCredit Banca d'Impresa
UniCredit Private Banking
UniCredit Markets & Investment Banking

CEE

Živnostenská Banka UniCredit Group
HVB Central Profit Banka
International Moscow Bank
Bank PEKAO (Ukraine) Ltd.
HVB Bank
Bank Austria Creditanstalt
UniCredit Zagrebačka banka
UniBanka UniCredito Italiano Group

CEE

Bulbank UniCredit Group
HVB Bank Biochim
HEBROS BANK
Zagrebačka banka
UniCredit Romania
HVB Tiriac Bank
BANK PEKAO SA
Bank BPH
Nova Banjalučka Banka
УКРСОЦБАНК Member of UniCredit Group
ATF Bank Member of UniCredit Group
KOÇBANK
YAPI KREDI

UniCredit Group

AUSTRIA

Bank Austria
UniCredit Group

Bank Austria
Corporate Banking

Schoellerbank
Private Banking

Bank Privat
UniCredit Group

UniCredit
Markets & Investment Banking

GERMANY

HypoVereinsbank
UniCredit Group

HypoVereinsbank
Corporate Banking

HypoVereinsbank
Wealth Management

UniCredit
Markets & Investment Banking

ITALY

UniCredit Banca

UniCredit Banca di Roma

Banco di Sicilia
UniCredit Group

Bipop Carire
UniCredit Group

UniCredit
Corporate Banking

UniCredit
Private Banking

UniCredit
Markets & Investment Banking

CEE

UniCredit Bank

CEE

UniCredit Bulbank

Zagrebačka banka
UniCredit Group

UniCredit Ţiriac Bank

Under consideration

Under consideration

Under consideration

Under consideration

YapıKredi

Our one set of values is embedded in our Integrity Charter, which now forms the strong backbone of everything we do at UniCredit Group. These brand values are:

- Fairness – having one high standard in all we do, applied evenly and without discrimination
- Trust – a mutual code of honor between people that governs everything we do. It is the strong basis of our reputation, and builds the confidence in our company that is so essential to our profitable, sustainable growth
- Respect – we constantly drive to earn it, and willingly give it to those who deserve it
- Transparency – making certain that everything we do is always honest, relevant, and straightforward
- Reciprocity – actively seeking to help those around us, with the unspoken certainty that the way we treat others will have positive returns for us
- Freedom to act – fostering a culture of openness that enables our people to reach their potential and empowers them to achieve more for our customers and more for our stakeholders.

These are the values and beliefs that drive the behavior of everyone associated with the brand. They are the truths that we all live by.

Our one corporate mission is to apply our financial expertise to create a better future for our customers, to play a leadership role in shaping the future of the financial sector, and to achieve profitable, sustainable growth in a manner that benefits society as well as our stakeholders.

Our one shared vision is the firm belief that everyone has both the right and the responsibility to shape their own future, and that the financial expertise of UniCredit Group can help people – and businesses – shape their future and achieve their potential. We see that by empowering optimism, we empower our customers to achieve more and enable our own people to achieve more.

Our one brand is UniCredit Group.

It is one brand that encompasses many strong financial institutions that have come together in the unshakable conviction that in unity there is strength.

We are one brand united in the spirit of shared values and shared responsibilities, the spirit of openness and accountability, the spirit of total commitment to sustainable growth achieved in a way that benefits not only our stakeholders, but the communities we serve, the economies of the 23 countries in which we operate, and society as a whole.

We are one brand with one clear identity – an identity symbolized by our dynamic red logo with the slanted white number one. A brand known by our customers and by the financial community as a proud and distinguished financial organization.

We are one brand with one personality. There are clear attributes that distinguish the character of our people, our communications, and the attitude we project. The result is a brand personality that is:

- Warm – honest, engaging and nurturing
- Open – democratic and involving
- Progressive – restless for change, ahead of the pack, innovative
- Quietly confident – understated yet intriguing, with a knowledge and strength that is appealing
- Pragmatic – realistic and grounded, not over-promising but over-delivering on expectations.

That is who we are. That is the UniCredit brand. One bank under one banner. Our master brand strategy is now being implemented throughout our organization. It proves that in unity there is strength. *Let's start.*

The Value distribution

Calculation and allocation of Value Added

Value added is calculated by reclassifying consolidated Income Statement items with the aim of showing how it is allocated and expressing in monetary terms the relationship between the business and the socio-economic system with which it interacts, special reference being made to its main stakeholders: shareholders, minority interests, the community, human resources, corporate structures and public bodies & institutions. As regards the level of aggregation of income components, we chose the formulation of value added developed by ABI (the Italian Banking Association) for banks. This takes into account the special characteristics of the banking business.

Breakdown of Value Added, 2007 (€ 1000s)

		2007	2006
	REVENUE		
10.	Interest income and similar revenues	42,021,881	34,294,958
40.	Fee and commission income	11,353,707	9,966,526
70.	Dividend income and similar revenue	1,055,569	823,730
80.	Gains and losses on financial assets and liabilities held for trading	541,281	1,470,347
90.	Fair value adjustments in hedge accounting	21,754	29,729
100.	Gains (losses) on disposals of:	1,285,979	493,457
	a) loans	*13,654*	*16,486*
	b) available-for-sale financial assets	*1,274,808*	*479,030*
	c) held-to-maturity investments	*647*	*3,493*
	d) financial liabilities	*(3,130)*	*(5,552)*
110.	Gains and losses on financial assets/liabilities at fair value through profit and loss	(3,355)	41,347
220.	Other net operating income	883,164	597,109
240.	Profit (loss) of associates	223,093	283,443
310.	Total profit or loss after tax from discontinued operations	-	56,174
	1. TOTAL NET REVENUES	**57,383,073**	**48,056,820**
	CONSUMPTION		
20.	Interest expense and similar charges	(28,056,647)	(22,140,073)
50.	Fee and commission expense	(1,923,865)	(1,618,851)
180.b	Other administrative expense	(4,742,730)	(4,246,376)
130.	Impairment losses on:	(2,329,737)	(2,296,038)
	a) loans	*(2,140,868)*	*(2,196,408)*
	b) available-for-sale financial assets	*(113,020)*	*(47,440)*
	c) held-to-maturity investments	*(54,383)*	*1,110*
	d) other financial assets/liabilities	*(21,466)*	*(53,300)*
190.	Provisions for risks and charges	(622,161)	(765,131)
200.	Impairment/write-backs on property, plant and equipment	(841,084)	(812,104)
210.	Impairment/write-backs on intangible assets	(614,939)	(556,664)
260.	Impairment of goodwill	(144,271)	(356,880)
	2. TOTAL CONSUMPTION	**(39,275,434)**	**(32,792,117)**
150.	Premiums earned (net)	114,921	89,058
160.	Other income (net) from insurance activities	(82,431)	(67,817)
	NET RESULT OF INSURANCE MANAGEMENT	**32,490**	**21,241**
	3. TYPICAL GROSS ADDED VALUE	**18,140,129**	**15,285,944**
270.	Gains and losses on disposal of investments	530,345	794,685
	4. TOTAL GROSS ADDED VALUE	**18,670,474**	**16,080,629**
180.a	Cost of labor (staff expenses)	(9,096,947)	(7,860,299)
180.b	Other administrative expense: indirect taxes and duties	(347,670)	(288,666)
180.b	Other administrative expense: donations	(13,922)	(13,688)
	5. PROFIT BEFORE TAX	**9,211,935**	**7,917,976**
290.	Tax expense (income) related to profit or loss from continuing operations	(2,533,713)	(1,790,119)
330.	Minorities	(717,085)	(680,116)
	6. NET PROFIT FOR THE YEAR	**5,961,137**	**5,447,741**

Allocation of total gross Added Value	(€ '000)	
	2007	2006
TOTAL NET REVENUES	**57,383,073**	**48,056,820**
TOTAL CONSUMPTION	**(39,275,434)**	**(32,792,117)**
NET RESULT OF INSURANCE MANAGEMENT	**32,490**	**21,241**
GAINS AND LOSSES ON DISPOSAL INVESTMENTS	**530,345**	**794,685**
TOTAL GROSS ADDED VALUE	**18,670,474**	**16,080,629**
Allocated as follows:		
MINORITY INTERESTS	**717,085**	**680,116**
SHAREHOLDERS - Dividend	**3,425,143**	**2,486,229**
Private	3,025,121	2,138,629
Foundations*	400,022	347,600
HUMAN RESOURCES	**9,109,947**	**7,861,299**
Cost of labor:		
- direct	6,086,298	5,642,514
- indirect	3,010,649	2,217,785
Portion of net profit allocated to the medium-term Group staff incentive provision	13,000	1,000
PUBLIC BODIES & INSTITUTIONS	**2,881,383**	**2,078,785**
Indirect taxes and duties	347,670	288,666
Tax expense for the year	2,533,713	1,790,119
COMMUNITY	**26,222**	**25,388**
Donations	26,222	25,388
CORPORATE STRUCTURE	**2,510,694**	**2,948,812**
Retained profit and allocation to reserves	2,510,694	2,948,812
TOTAL GROSS VALUE ADDED	**18,670,474**	**16,080,629**

* Data refers to dividends provided by UniCredit Group to Foundations holding shares in excess of 2% of the bank's capital and with missions pertaining to community oriented social interventions and the arts & sciences. Data refers to Foundations' holdings as of 7 March 2008.

Allocation of Value Added 2007 (%)


3.84
0.14
13.45
15.43
48.79
18.35
Human Resources
Shareholders
Public Bodies & Institutions
Corporate Structure
Minority Interests
Community



A culture of sustainability

Empowering sustainability (Continued)

customers. That is why we continually stress the importance of customer satisfaction surveys and related activities to ensure that we are regularly talking with and about our customers. Their valuable feedback enables us to develop concrete action plans to focus on and to meet the constantly changing needs of our customers and the market.

Further details on our activities in this vital area are addressed in the chapter entitled "Our Customers" in the Complaint Management and Customer Satisfaction sections on pages 80 and 83.

BRAND AWARENESS

Our master brand strategy is currently being implemented group-wide. We are convinced that strong brand awareness has the potential to raise international awareness of UniCredit Group's abilities and strengths. It can enhance our revenue streams by positively influencing customer loyalty, customer acquisition and the facilitation of cross selling. As the repository of our reputation, strong brand awareness affects the sustainability of both our business operations and our corporate culture. That is why we have begun to redefine our brand architecture and have created a new continuity in our brands in the countries of the CEE. Consistency enables our customers to see UniCredit Group for what we truly are, a strong, sustainable and unified financial institution that represents more than the sum of our parts.

REFERRAL LEVERAGE

To increase our referral leverage through direct business operations, UniCredit Group is working to enhance our trust-based relationships, to maintain a distinctive and innovative approach in our service model and to maintain our business reputation through responsible lending and other sustainable business practices.

To increase our referral leverage through our positive contributions to society, we are consistent in building on our standing as a responsible corporate citizen, through community outreach, cultural and environmental partnerships, scholarship programs and other people-based initiatives.

The third pillar: Governance

Local and international M&A activity involving European banks is increasingly cross-border oriented. The evolution of the business mix and product diversification have increased the complexity of governance models, requiring a tightening and centralization of control structures and the adoption of matrix management structures.

As a result, the management challenge facing banking groups has been considerable. The need for increased discipline has become more acute due to stricter scrutiny by regulatory authorities, fiscal and regulatory challenges posed by cross-border activities, more opaque risks connected with certain business activities, the greater involvement of institutional investors and the influence of consumer pressure groups.

At UniCredit Group, we are working to build a robust system of governance that:

- Enforces transparency in rules, responsibilities and processes, converting complexity into opportunity and competitive advantage;
- Is based on an effective organizational model aimed at streamlining decision-making processes and assuring constructive feedback at every stage;
- Supports our business model and our approach to sustainable growth.

To ensure an effective and efficient reporting and consultation system that will enable the Board of Directors to best perform its duties, several committees have been reorganized within the Board. Each has specific areas of competence for providing consultation and proposals.

On 3 August 2007, in order to improve governance-related processes and models and oversee key aspects of UniCredit Group operations in keeping with international best practices, the Board of Directors established the Permanent Strategic Committee and the Corporate Governance, HR and Nomination Committee and renamed the Audit Committee the Audit & Risks Committee. At the same time, the Board decided to eliminate the Chairman's Committee, Executive Committee and all other Board committees, with the exception of the Audit and the Remuneration Committees.

The fourth pillar: values, identity and people management

Ultimately, UniCredit Group is a community of people. As in any community, sustainability must be based on shared values, a clear sense of identity and mutual respect and understanding. With these principles in mind, UniCredit Group has been working to grow this sense of community across its many territories, Divisions and business lines.

We are now focusing our attention on managing our human resources, developing our group-wide identity and identifying with our shared set of values, known within UniCredit Group as the Integrity Charter. Together these comprise our fourth pillar of sustainability.

MANAGING OUR PEOPLE

Our Human Resources Division is leading the effort to optimize our people management processes. The goal is to make UniCredit Group the employer of choice in the financial sector of every territory in which we operate. By building the most appealing workplace possible, by offering the greatest opportunities for personal growth and advancement and by providing energizing leadership, we aim to attract, develop and retain the most talented and diverse workforce in our industry.

Achieving this at all levels is central to fulfilling the organization's long-term needs for leadership, continuity and stability as we work to produce sustainable business results. Part of UniCredit Group's strength derives from its diverse, international workforce, and, as we progressively integrate the group's many parts, we are striving to leverage this resource to greater effect.

With this in mind, we are developing a new diversity management strategy that is focused both on cultivating a more international outlook and on properly valuing the under-tapped potential of our female colleagues. A Diversity Program Manager has now been appointed at UniCredit Group level, as a member of the Executive Development Unit, to spearhead these efforts.

Our first priority within this key initiative is to shift from a multi-local to an international outlook. One of the 12 areas of competence within the UniCredit Group Leadership Competency Model is "Embrace Diversity, Be Globally Connected". With these words for guidance, the office of the Diversity Program Manager is working to make sure that our leadership teams, our people management approach and our internal communications enhance the sustainability of our business by reflecting and respecting the different nationalities and cultures that are vital parts of our network.

Our second priority is to upgrade our strategic approach to women's career development. It is essential that we properly value and fully deploy our human capital – male and female alike – throughout UniCredit Group. With this objective, some projects undertaken in association with the Diversity Program Manager's office include an initiative to increase the number of women in leadership positions (to be defined and implemented in 2008) and an enhanced focus on women's promotions and access to development opportunities.

UNICREDIT GROUP INTEGRITY CHARTER AND THE RESTORATIVE JUSTICE SYSTEM

The core of our identity as a group has been summed up in the values expressed in our Integrity Charter, which serves as the backbone of everything we do at UniCredit Group. These shared values are: Fairness, Trust, Respect, Transparency, Reciprocity and Freedom. These drive the behavior of everyone associated with the UniCredit brand. They enable our colleagues to function effectively as entrepreneurs and to maintain a consistently responsible and respectful attitude towards one another, towards our customers and towards all our other stakeholders. They are the truths that we all live by.

To ensure that these values retain power in action as well as in concept, we have instituted the Restorative Justice System – a comprehensive internal system by which we ensure we are able to align our behavior to our values. The Restorative Justice System is designed to resolve company conflicts according to the principles of the Integrity Charter. It prescribes mediation or meetings to resolve inter-personal problems in the workplace and provides appropriate reporting channels to address business decisions and other behavior that may conflict with the values of the Integrity Charter.

Together the Integrity Charter and the Restorative Justice System provide our colleagues with the tools they need to be effective, productive and secure in their work at UniCredit Group. The values we share have been protected and guaranteed through these institutions, thereby ensuring that UniCredit Group's sustainable business model will remain a permanent and central feature of the company.

DEVELOPING OUR GROUP-WIDE IDENTITY

In the months to come, we will continue the process of developing our group-wide identity, which is vital to the shared sense of community and purpose that have been expressed in the Integrity Charter and the Restorative Justice System. Our long-term master brand strategy is designed to articulate who we are and to nurture a long-term bond with all our stakeholders. That is why UniCredit Group took significant steps in 2007 to move forward as one bank under one banner as we grow to become one of the strongest banks in Europe and the world.

UniCredit Group encompasses many sturdy financial institutions that have come together in the conviction that in unity we can achieve strength and sustainability. We are united in the spirit of shared values and shared responsibilities, of openness and accountability. In this spirit we reaffirm our total commitment to sustainable growth, achieved in a way that benefits not only our shareholders and employees, but also the communities we serve, the economies of the 23 countries in which we operate, and society as a whole.

Stakeholder engagement

As one of Europe's leading financial groups, we are proud of our geographical roots and the diverse heritage that forms the foundation of our common identity. We are firmly committed to creating a new way to bank by constantly striving to serve our clients with innovative products and solutions. Our reputation is built on trust, accountability and the quality of our service. Our set of values is founded on integrity – a prerequisite for our sustainable growth – making it possible to transform simple profit into broader value for our stakeholders.

In this report, we commit ourselves to understanding and measuring up to the expectations of our stakeholders – by means of cultivating employee and customer satisfaction and by participating in regular meetings with non-profit organizations and other NGOs.

People

We offer our people regular opportunities for professional growth and development, distributed on the basis of merit and professional accomplishment. It is our goal to be the ideal company for highly skilled and motivated individuals, whose opinions we will always value and whose suggestions we will always seriously consider. As described above, the Integrity Charter, the Restorative Justice System and our diversity initiatives are all parts of a comprehensive effort to ensure that we attain this goal. We are devoted to our people and endeavor to treat them all alike with dignity and respect. We similarly promote and encourage a consistent and reciprocal application of respect and consideration for different cultures within the group.

Customers

We aim to be the bank of choice for all our customers by consistently putting their interests at the forefront of every company initiative. Our relationship with our customers is based on trust and on a deeply rooted culture of service that emphasizes reciprocal understanding, personal interaction, quality products and solutions, transparency and a high level of competence.

Investors and markets

Any viable business must earn a sustainable profit. We want the markets and our investors to be satisfied with our results and pleased with the innovative ways in which we achieve them. We pay constant attention to building a leadership position in profitability and growth, which we steadily achieve with the help of our distinctive entrepreneurial attitude, with a firm grip on governance and compliance and with total adherence to the principles of our Integrity Charter.

Communities

As a strong and innovative financial group, we are able to employ the most current global opportunities and strategies in the service of our local communities and their development. Wherever UniCredit Group operates we make every effort to promote sustainable economic growth and socially responsible progress. Accepting our responsibilities and fully aware of our deep-rooted community heritage, we endeavor to play an important role within civil society and the varied local communities where we operate.



Corporate Governance

Recent evolution in governance models across Europe

Good governance is an indispensable component of a sustainable business model, and UniCredit Group has been making a concerted effort to integrate and strengthen its initiatives on this important front. To stay abreast of rapidly changing regulatory regimes while developing effective internal controls to minimize reputational risk, we require a comprehensive and coordinated strategy that covers all the Units and Divisions of UniCredit Group.

In support of the recent rapid expansion of our company, we have been consistently occupied with working to ensure that our governance structures have kept pace with our evolving needs. This chapter provides a survey of our activities in the sphere of governance, broken down according to the following sections:

1. **The recent evolution in governance models**, addressing the key changes in the marketplace, insofar as they have affected issues of governance in the financial sector;
2. **The UniCredit case**, providing a detailed account of the existing governance structure in place at UniCredit Group;
3. **Compliance**, detailing the specific procedures in place within UniCredit Group to ensure proper compliance with the many regulatory regimes that affect us;
4. **Reputation management**, addressing the steps we have taken to minimize potential repercussions from any missteps that could conceivably have a negative influence on our reputation. The UniCredit Integrity Charter is central to these efforts;

By maintaining a cutting-edge approach to corporate governance, UniCredit Group expects to optimize its overall business model and to serve as an example of sustainable business practice in the financial sector.

This section details the role of increased mergers & acquisitions (M&A) activity, institutional investors, national governments, regulators and the European Commission on the evolution of governance models across Europe. It also touches upon the capacity of governance to transform complexity into opportunity.

Increased mergers & acquisitions activity

M&A activity involving European banks and UniCredit has sharply increased in the last years, becoming more and more cross-border-oriented and thus increasing the complexity of governance models.

M&A activities have significantly impacted the business mix with strong product diversification, which in turn has added additional layers of complexity, requiring a tightening and centralization of control structures and the adoption of matrix management structures.

Therefore, management challenges facing banking groups are considerable. A need for increased discipline has been given added emphasis by:
- stricter scrutiny by regulatory authorities;
- fiscal and regulatory problems posed by cross-border activities;
- more opaque risks of some of the businesses;
- greater involvement of institutional investors;
- influence of consumer pressure groups.

The role of institutional investors

Corporate governance has started to be highly considered by institutional investors who view it as not only a compliance obligation but an ownership responsibility.

The growth in the direct power of institutional shareholders and their internationalization have greatly increased their influence on managements across Europe.

From the investor's perspective, the essential elements of good corporate governance are:
- Boards equipped and motivated to protect and enhance shareholder value (long-term investment returns);
- executive compensation that aligns pay with performance;
- transparent, accurate and timely financial disclosures that investors can trust;
- the means for shareholders to monitor corporate financial performance and to take action if it falters over the long term.

As businesses have developed and more sophisticated services have been introduced, a matrix approach has become more common, providing a degree of external management control and supervision that did not previously exist.

The role of national governments, regulators and the European Commission

The growing complexity of financial organizations and some critical events in the financial services industry have prompted national governments, regulators and the European Commission to issue a series of

new regulatory measures to ensure:
- domestic conditions adapt to changing market structures;
- a degree of commonality.

For example in Italy, the Corporate Governance Position Paper issued by the Bank of Italy asked all Italian banks to carry out, in a one year period, a Corporate Governance Project showing the main features of their corporate governance organization and governance model. The Project was meant to illustrate the reasons why the model chosen was more likely to ensure efficient management and effective controls and describe the specific choices concerning, among others, organizational structure, accounting control systems, incentive and compensation mechanisms, information flows and shareholders' rights.

Transforming complexity into opportunity

However, governance is not only an organizational burden. Good governance can change complexity into opportunity and into competitive advantage where it has been designed to support clear and transparent processes. This requires:
- clarity as to where or in which bodies the decisions are made;
- clarity as to who has responsibility in the decision-making processes. The Board must consist of an adequate number of informed and qualified non-executive and independent Directors;
- clarity and transparency of the information that must drive decision-making;
- clarity of the legal competence of the Board. It has a clear responsibility to approve strategy and to monitor its development on behalf of the shareholders.

The UniCredit case

The overall Corporate Governance structure of UniCredit Group has been defined considering the applicable laws and the recommendations included in the new Corporate Governance Code issued by Borsa Italiana S.p.A. in March 2006 (the "Code"). The Code was written with the goal of increasing the clarity of responsibilities and roles, including those of independent Directors and the Board's internal Committees, and its content was improved as a result of experience acquired in recent years.

Since 2001 UniCredit Group has prepared a special annual "Report on Corporate Governance" (based on the "comply or explain" principle) intended for its shareholders, institutional and other investors and Borsa Italiana. This report provides appropriate information on its Corporate Governance system.

UniCredit Group is a company that issues securities on regulated markets in Milan, Frankfurt and Warsaw and, as such, it must comply with legal and regulatory obligations connected with listing in those markets.

Governance organizational structure: the Board of Directors and its Committees



BOARD OF DIRECTORS
BOARD OF AUDITORS
Permanent Strategic Committee (*)
Corp. Governance, HR and Nomination Comm. (*)
Board Committees
Internal Control & Risk Committee
Remuneration Committee
CEO
Management Committee
Deputy CEO
Deputy CEO
Deputy CEO

(*) CEO as member

The UniCredit Case (CONTINUED)

Governance organizational structures: the Board of Directors

UniCredit Group has a traditional administrative organizational structure based on the presence of two bodies elected by the shareholders: the administrative body (Board of Directors) and the Board of Statutory Auditors with administrative control functions. The control of accounting is entrusted to an external auditing firm in compliance with the laws that regulate this function. To ensure an effective and efficient reporting and consultation system within the Board, several Committees have lately been reorganized.

INDEPENDENCE OF DIRECTORS

In accordance with the application criteria stipulated by the Code, the independence of Directors is to be periodically assessed by the Board of Directors based on information provided by each interested party or available to the issuer. The results of the Board's assessments shall be communicated to the market.

With regard to Directors in office on 12 March 2008, the company's Board of Directors confirmed, and announced to the market, that 16 Directors met the qualification of "independent director":

Composition of the Board of Directors (%)



30
70
Independent
Non-independent

STATUS AND ACTIVITIES OF DIRECTORS

Board of Directors

NAME	POSITION	IN OFFICE SINCE	LIST	EXEC.	NON-EXEC.	INDEPEN. AS PER CODE	INDEP. AS PER TUF	% BOARD OF DIRECTORS	OTHER POSITIONS
Dieter Rampl	Chairman	16-12-2005	n/a		X	NO	YES	100%	3
Gianfranco Gutty	Deputy Ch. Senior	16-12-2005	n/a		X	YES	YES	100%	-
Franco Bellei	Deputy Ch.	16-12-2005	n/a		X	NO	YES	100%	1
Berardino Libonati	Deputy Ch.	3-8-2007 [1]	n/a		X	YES	YES	100%	2
Fabrizio Palenzona	Deputy Ch.	16-12-2005	n/a		X	NO	YES	92.31%	4
Anthony Wyand	Deputy Ch.	16-12-2005	n/a		X	YES	YES	84.62%	5
Alessandro Profumo	CEO	16-12-2005	n/a	X		NO	NO	100%	3
Manfred Bischoff	Director	16-12-2005	n/a		X	YES	YES	84.62%	2
Vincenzo Calandra Buonaura	Director	16-12-2005	n/a		X	YES	YES	100%	3
Enrico Tommaso Cucchiani	Director	18-9-2007 [2]	n/a		X	NO	YES	50%	16
Donato Fontanesi	Director	3-8-2007 [1]	n/a		X	YES	YES	80%	3
Francesco Giacomin	Director	16-12-2005	n/a		X	YES	YES	100%	-
Piero Gnudi	Director	16-12-2005	n/a		X	YES	YES	92.31%	1
Friedrich Kadrnoska	Director	16-12-2005	n/a		X	YES	YES	100%	8
Max Dietrich Kley	Director	16-12-2005	n/a		X	YES	YES	84.62%	5
Salvatore Ligresti	Director	3-8-2007 [1]	n/a		X	YES	YES	100%	4
Salvatore Mancuso	Director	3-8-2007 [3]	n/a		X	NO	YES	60%	-
Luigi Maramotti	Director	16-12-2005	n/a		X	YES	YES	69.23%	10
Antonio Maria Marocco	Director	20-5-2007 [4]	n/a		X	YES	YES	87.50%	3
Carlo Pesenti	Director	16-12-2005	n/a		X	YES	YES	69.23%	5
Hans Jürgen Schinzler	Director	16-12-2005	n/a		X	YES	YES	92.31%	11
Nikolaus von Bomhard	Director	16-12-2005	n/a		X	NO	NO	38.46%	2
Franz Zwickl	Director	18-9-2007 [2]	n/a		X	YES	YES	100%	8

1. Co-opted on 3 August 2007
2. Co-opted on 18 September 2007
3. Co-opted on 3 August 2007; resigned on 31 March 2008 effective as of 1 April 2008
4. Co-opted on 20 May 2007 and appointed by the Shareholders meeting on 30 July 2007.

LEGEND

Position: Chairman, Senior Deputy Chairman, Chief Executive Officer, Director.

List: M/m depending on whether the Director was elected from the list voted by the majority or by a minority (art. 144 (10) of the Issuer Rules (Consob); n/a: not applicable

Exec.: Director who qualifies as executive

Non exec.: Director who qualifies as non-executive

Indep. as per Code: Director who qualifies independent according to the criteria set out in the Code

Indep. as per TUF: Director who possesses the independence requirements established by article 148, para. 3 of the TUF (art. 144 (10) of the Issuer Rules (Consob)

% Board of Directors: percentage of the Director's participation in Board meetings (reference is made to the number of meetings that the Director has attended with respect to the number of Board meetings held during the period or after taking up the directorship)

Other positions: Total number of positions held in other companies listed on regulated markets (both in Italy and abroad), including financial services companies, banks, insurance companies or other large companies, identified based on the criteria defined by the Board. There is a list of such companies for each Director attached to the Report on Corporate Governance, specifying whether the company that the position is held in belongs to the group that the Issuer is related to.

The UniCredit Case (Continued)

Board Committees

NAME	EXEC. COMM. [1]	% EXEC. COMM.	NOMIN. COMM. [1]	% NOMIN. COMM.	CGHRN COMM. [2]	% CGHRN COMM.	REMUN. COMM.	% REMUN. COMM.	AUDIT & RISK COMM.	% AUDIT & RISK COMM.	PERM. STRAT. COMM. [2]	% PERM. STRAT. COMM.
Dieter Rampl	Ch	100%	Ch	100%	Ch	100%	Ch	100%	M	90.90%	Ch	100%
Gianfranco Gutty	SV Ch	100%	M	100%	M	100%	M	100%	M	100%	M	100%
Franco Bellei	DEP. CH.	100%	M	100%	--		M	100%	M[3]	100%	M	100%
Berardino Libonati	DEP. CH.	100%	--		--		--		M	100%	M	100%
Fabrizio Palenzona	DEP. CH.	87.50%	M	88.89%	--		M	83.33%	--		M	100%
Anthony Wyand	DEP. CH.	75%	M	77.78%	--		M[3]	75%	Ch	100%	M	100%
Alessandro Profumo	CEO	100%	M	100%	M	75%	--		--		M	100%
Manfred Bischoff	--		--		--		--		--		M	100%
Vincenzo Calandra Buonaura	--		--		M	100%	--		--		--	
Francesco Giacomin	M	100%	--		M	100%	--		--		--	
Friedrich Kadrnoska	M	100%	--		M	75%	--		--		--	
Max Dietrich Kley	--		M	22.22%	--		M	33.33%	--		--	
Salvatore Mancuso[4]	--		--		--		M	75%	--		--	
Luigi Maramotti	--		--		M	100%	--		--		M	66.67%
Carlo Pesenti	--		--		--		M	50%	--		--	
Hans Jürgen Schinzler	--		--		--		--		--		M	66.67%
Nikolaus von Bomhard	M	25%	--		--		--		--		--	
Franz Zwickl	--		--		--		--		M	100%	--	

1. Valid until 3 August 2007.
2. Since 3 August 2007.
3. Position held until 3 August 2007.
4. Resigned on 31 March 2008 effective as of 1 April 2008.

LEGEND

Exec. Comm.: Executive Committee; specify Ch/M for Chairman or Member of the Executive Committee
% Exec. Comm.: percentage of Director's participation in the Executive Committee meetings (reference is made to the number of meetings that the Director has attended with respect to the number of Executive Committee meetings held during the period or after taking up the office).
Nom. Comm.: Nomination Committee;
CGHRN.Comm.: Corporate Governance, HR and Nomination Committee
Rem.Comm.: Remuneration Committee
Audit & Risk Comm.: Audit & Risk Committee
Perm. Strat. Comm.: Permanent Strategic Committee
% Nom.Comm., CGHRN Comm., Rem.Comm., Audit & Risk Comm., Perm. Strat. Comm.: percentage of the Director's participation in the Committee meetings (reference is made to the number of meetings that the Director has attended with respect to the number of Committee meetings held during the period or after taking up the office)
Ch/M: for Chairman or Member of the Committee

Committees of the Board of Directors[5]

To ensure an effective and efficient reporting and consultation system that will enable the Board of Directors to perform its functions in the best possible manner, several Committees have been created within the Board, as recommended in the Code, each with specific areas of competence, for the purpose of providing consultation and proposals.

In order to further improve governance-related processes and models and oversee key aspects of UniCredit Group's operations, and in keeping with international best practices, at its meeting on 3 August 2007, the Board of Directors revised the Committees structure as follows:

- Permanent Strategic Committee
- Internal Control & Risks Committee
- Corporate Governance, HR and Nomination Committee
- Remuneration Committee

PERMANENT STRATEGIC COMMITTEE

The Permanent Strategic Committee is comprised of ten members, the majority of whom are non-executive Directors.

5. For full details on the duties of the Committees of the Board of Directors, please refer to the Corporate Governance chapter of the UniCredit Group 2007 Annual Report - Annual Review.

The Committee is chaired by the Chairman of the Board and carries out consultative and proposal-making functions. Specifically, the Permanent Strategic Committee provides opinions to the Board in response to proposals made by the CEO to the Board concerning, inter alia:

a) the preparation of UniCredit Group's Three-Year Plan;
b) the determination of UniCredit Group's Annual Budget;
c) the determination of UniCredit Group's annual Capital Allocation;
d) the identification of UniCredit Group's annual strategy concerning equity investment transactions (M&A/ reorganizations);
e) the approval of equity investment transactions and extraordinary transactions.

AUDIT & RISKS COMMITTEE (RENAMED THE INTERNAL CONTROL AND RISKS COMMITTEE AS OF 22 JANUARY 2008)

The Audit & Risks Committee is comprised of five non-executive Directors, the majority of whom are independent, and carries out consultative and proposal-making functions. Among other duties, the Audit & Risks Committee:

a) assists the Board of Directors in issuing guidelines for the internal control system and, at least annually, inspects their adequacy, efficiency and effectiveness and ensures that the main business risks are correctly identified and appropriately measured, managed and monitored;
b) analyzes UniCredit Group's guidelines for auditing activities and assesses the annual control plan prepared by the head of the Internal Audit Department, receives periodic reports and may request the performance of specific audit activities not covered in the annual plan;
c) reviews information received from the nominated official in charge of preparing accounting and corporate documents concerning the proper application of accounting principles and their standardization for the purposes of preparing consolidated accounts;
d) reviews quarterly and semi-annual accounts and the Annual Report on the basis of reports prepared by the nominated official in charge of preparing accounting and corporate documents.

CORPORATE GOVERNANCE, HR AND NOMINATION COMMITTEE

The Corporate Governance, HR and Nomination Committee is comprised of seven members, the majority of whom are non-executive and independent Directors, and its duties are to make proposals and provide advice. Specifically, the Committee provides opinions to the Board in response to proposals made by the Chairman or CEO to the Board concerning, inter alia:

a) the establishment of UniCredit Group's Corporate Governance system, corporate structure and UniCredit Group's governance models and guidelines;
b) the establishment of the policy for the appointment of UniCredit Group's Directors and the policy for the assessment of the Board;
c) the appointment of members of the CEO office and other members of the Management Committee (Senior Executive Vice Presidents), members of general management and department managers who report directly to the CEO;
d) the establishment of policies concerning the appointment and succession plan for members of the CEO office, members of the Management Committee (Senior Executive Vice Presidents), Group Management Team (Executive Vice Presidents) and Leadership Team (Senior Vice Presidents);
e) appointments of members of UniCredit Group's Board Committees at the proposal of the Chairman.

REMUNERATION COMMITTEE

The Remuneration Committee is comprised of seven members, the majority of whom are independent Directors. It carries out consultative and proposal-making functions. Specifically, the Remuneration Committee provides opinions to the Board in response to proposals made by the CEO to the Board concerning, inter alia:

a) the remuneration of UniCredit Group Directors with specific functions, and especially with regard to the remuneration of the CEO;
b) the remuneration of UniCredit Group's General Manager if the latter is also the CEO;
c) the compensation structure for members of the CEO office;
d) the remuneration policy for members of the Management Committee (Senior Executive Vice Presidents), Group Management Team (Executive Vice Presidents), Leadership Team (Senior Vice Presidents) and department heads who report directly to the CEO;
e) approval of UniCredit Group incentive plans based on financial instruments;
f) the remuneration policy for company representatives (members of the Boards of Directors, Boards of Auditors and Supervisory Boards of UniCredit Group companies).

Board of Statutory Auditors

Five standing Statutory Auditors are elected by an ordinary shareholders' meeting. A Chairman and two alternate Auditors are appointed. The standing and alternate Auditors may be re-elected.

The standing and alternate members of the Board of Statutory Auditors are selected from lists of candidates.

The UniCredit Case (Continued)

The Board of Statutory Auditors was appointed by the shareholders at a meeting in May 2007 and remains in office until the approval of the accounts for 2009. The Board is made up of Messrs. Giorgio Loli (Chairman), Gian Luigi Francardo, Siegfried Mayr, Aldo Milanese and Vincenzo Nicastro (standing auditors). Massimo Livatino and Giuseppe Verrascina are alternate Statutory Auditors.

Other control functions

The governance of UniCredit Group's risks is defined by a series of guidelines and policies, regarding in particular credit and market risks and operations. The guidelines are approved by competent organs of the Group Leadership (i.e., the Administrative Committee and the Risk Committee of the Board) and circulated to all relevant UniCredit Group entities.

In the discipline of compliance, the risk of non-compliance is controlled and limited by means of a dedicated office that integrates and executes the structure of internal controls at the bank.

According to MiFID, these organizational control structures perform a primary role in protecting the investor.

LAYERS OF THE INTERNAL CONTROL SYSTEM



3rd layer
INTERNAL AUDIT
2nd layer
RISK MANAGEMENT & COMPLIANCE
1st layer
ORGANIZATION / OPERATIONS - BUSINESS LINES

Compliance

The reorganization of the Compliance Department at the UniCredit Group level was approved with the implementation of Holding Company Internal Regulation No. 162/1. This reorganization was made in recognition of the importance and complexity of compliance risk (i.e., the risk of incurring judicial or administrative sanctions and the potential for significant financial loss or damage to the UniCredit Group's reputation due to breaches of mandatory rules as defined by relevant laws, regulations and self-regulations) in line with the Italian Regulatory provisions.

The new organizational model for the Compliance Department provides that Compliance activities, currently handled by the Italian Legal Entities of the UniCredit Group, are to be centralized within the Holding Company, which will provide compliance services on an outsourced contract basis.

While this model will apply to all Italian Legal Entities, the holding company will also provide supervision, strategic guidance and control in the case of foreign Legal Entities and Sub-holdings. This arrangement provides a practical solution to the varied, country-specific legislation related to compliance and ensures a consistent group-wide approach to compliance.

The role of the Compliance Department

The regulations of Bank of Italy and Consob *(Commissione Nazionale per le Società e la Borsa)* detail the primary duties of the compliance office in banking and financial services.

In accordance with these provisions, the Compliance Department:

- conducts legal interpretation and continuous identification of applicable laws. This is accomplished through the issuance of Group Policies;
- handles requests made by other entities and departments and provides opinions;
- provides support for the evaluation of the potential impact on company strategies and processes of new laws;
- conducts preliminary compliance evaluations of products, procedures, structures and projects within its own boundaries of competence and assesses the effectiveness of recommended changes;
- monitors, in cooperation with the HR function, the coherence of the system of rewards to assure consistency with compliance objectives;
- provides counsel and assistance to Top Management in all non-compliance risk matters;
- cooperates in learning activities;
- maps non-compliance risks and plans related activities;
- provides information to top corporate bodies and other company's functions;
- monitors, manages and prevents conflicts of interest.

The role of the Department is to create/consolidate value for the UniCredit Group: it is an originator and an agent of significant cultural change, influencing corporate culture at all levels. Through its work, it maintains the continuing high level of public confidence in the integrity of UniCredit Group's operations and management.

To facilitate the central management of disparate regulatory regimes in foreign countries, the UniCredit Group proposes the identification of Compliance Officers in each country where the UniCredit Group is present to liaise with the Chief Compliance Officer at the UniCredit Group level. The Compliance Officer of the main Legal Entity of each country is also responsible for the monitoring and oversight of the other Legal Entities within his/her country. The Bank Austria Compliance Officer also oversees Legal Entities in each country within the Central and Eastern Europe (CEE) Division.

Anti-corruption and administrative responsibility: Legislative Decree 231/2001[6]

In Italy, UniCredit Group's strategy for the prevention of corruption is encompassed in an *Organizational and Management Model According to Provisions of Art.6 of Legislative Decree 231/2001 Establishing the Administrative Responsibility of Companies* (the "Model").

This Model is part of a wider Group policy that is enforced through initiatives that involve all UniCredit Group employees. These initiatives seek to raise awareness of each employee's responsibility for the transparent and forthright management of the company and its compliance with laws and upright business principles in the workplace.

In order to enforce the Model, UniCredit Group has issued several internal regulations which lay out the principles by which all employees are to conduct their daily working lives.

In order to monitor corruption-related risk, the internal regulations adopted by the UniCredit Group address certain activities in which the UniCredit Group could become vulnerable and propose several steps in an effort to mitigate risk:

- In all interactions with public authorities, employees must strictly adhere to the regulations set forth in the Integrity Charter and maintain a transparent, loyal and collaborative approach;
- When public officials make site visits, two employees must be present, where practical, in order to mitigate the risk of conduct that might improperly affect the examiner.

Particular attention is to be paid to contributions to public officials that could be construed as bribery. Contributions and sponsorships in particular are subject to a strict authorization procedure.

At the time of the development of UniCredito Italiano S.p.A.'s Organizational and Managerial model, a corruption risk map was made that included all Organizational Units in Italy. As a result of this assessment, approximately 11 Units were indicated to be of high risk.

During 2007 we have begun a new assessment to cope with the many changes in UniCredit Group's structure and to stay current with Legislative Decree 231/2001. To date, ten of the 115 existing Operational Units have been assessed. Sixty more operational units will be assessed during the first few months of 2008.

Anti-competition laws and regulations

Monitoring and evaluation of antitrust laws are a part of the wider duties of the UniCredit Group's Compliance Department. This includes the interpretation of law, the monitoring of new legislation and the assessment of its impact on the strategies and processes of the UniCredit Group.

6. Legislative decree 231/2001 is Italian legislation.

Compliance (Continued)

The Compliance Department examines antitrust law and regulations issued by the Authority for Competition ("Antitrust Authority") and, in relation to European legislation, has participated since the beginning in the process of its definition in cooperation with the *Institutional Relations with the European Union* function.

Pursuant to the decision of the Italian Antitrust Authority No. 17283/2007, which cleared the way for the merger of Capitalia S.p.A. into UniCredit S.p.A. at the end of October 2007, UniCredit started the process, still ongoing, of selling 186 branches located in 16 Italian provinces in order to eliminate any anti-competitive effects in the provinces with significant market share concentration.



Lawsuits / claims connected with antitrust issues

The following section provides summary information on three lawsuits and/or claims connected with antitrust issues:

- Bank BPH S.A. was sued in the Antitrust Court by the Antitrust Office (UOKiK). The suit alleged that BPH along with a number of other banks had engaged in the forbidden practice of price-fixing interchange fees. On 19 January 2007, BPH S.A. appealed the Court's decision and fine in the amount of Zloty 14,667,240 to the Regional Antitrust Court. The appeal may last between one and two years. BPH S.A. and the other banks have combined their lawsuits into one common suit. An expert witness will support the banks' appeal and perform a detailed audit of the credit card market.

After the split, the New BPH and Pekao S.A. entered into a post-merger agreement which established that Pekao will participate pro rata in any costs in the event the verdict of the Antitrust Court is unsatisfactory to BPH S.A. In the agreement, Bank Pekao S.A. committed itself to pay 66% of the above-referenced penalty.

- Bank Pekao S.A. appealed the decision of the President of the Office for Competition and Consumer Protection (UOKiK) relating to the establishment of equal level of the Interchange Fee limits.

- BA-CA paid a fine for alleged illegal fixing of interest rates. In addition, the company is undertaking several initiatives to comply with the points raised by the Commission and the Austrian Antitrust Authority during a 2006 inquiry into the retail banking sector.

Reputation management

A key element in our path to sustainable growth is our reputation, including the trust we earn from our stakeholders, rating agencies, government bodies and the public through our daily business activities.

This section discusses the role of our Integrity Charter, how we manage our reputation and methods by which we develop internal policies with our stakeholders.

Leading with the Integrity Charter

One of the ways we have built our reputation is by placing our Integrity Charter front and center in everything we do. As the framework through which we pursue principled business behavior and sustainable growth, it helps us to manage dilemmas that may arise in daily life. It reminds us of the values that are indispensable to doing our job well, to safeguarding our company's reputation and to enhancing our social legitimacy. It helps keep us focused on the duties and responsibilities that come with being part of the community, and it reminds us always to be committed to transparency and to truth.

Managing our reputation

Our reputation is one of the most valuable and hard-to-build assets of UniCredit Group and at the same time is one of our most fragile assets, in need of constant protection.

To manage reputation, we have to identify its various sources, quantify its impacts and assess its possible consequences. In addition, we have to understand how rapidly the world is changing and how these rapid changes affect our definition of good and proper management.

Our framework to tackle reputational risk is twofold. First, we will develop a full-fledged Reputation Risk Monitoring System aimed at constantly assessing how reputational risk issues might affect our business. Second, we will develop internal social and environmental safeguard policies in order to ensure adherence to our guiding principles across the UniCredit Group.

The Reputation Risk Monitoring System, once fully operational, will monitor the key drivers of reputation by means of internal and external measurements, advance detection of critical events and avoidance of reputation impairment. It will also provide a selection process for corrective initiatives and forecasts of relevant impacts.

Developing internal policies in cooperation with our stakeholders

As our internal policies have developed on this front, we have focused primarily on the most vital issues for our stakeholders, and we have engaged them - particularly our customers and non-governmental organizations - in an ongoing open dialogue. We do this because we respect and value their views about the forces that affect our business and because we seek to base our long-term strategy upon the most progressive ideas and research. Our approach is to consider all viewpoints, to keep communication channels open, to understand and monitor reputational, environmental and social issues and to seek solutions that are truly in the best interests of our stakeholders and the reputation of UniCredit Group.

In developing our policies, we strongly rely on the contributions of NGOs with relevant expertise. In 2007, we increased the scope of our dialogue with NGOs, and we seek to develop those contacts. Our engagements have involved a wide variety of NGOs, including WWF Germany and Italy, Greenpeace, Friends of the Earth Italy, Urgewald and BankTrack. In December we were among a group of 25 Equator Principles Financial Institutions that met with 15 NGOs in Amsterdam to discuss a variety of issues encompassing governance, transparency and grievance mechanisms at the project level.

Our policies are in accordance with World Bank Standards (IFC Performance Standards and World Bank EHS Guidelines) and the Equator Principles. As signatories to the United Nations Environment Programme Finance Initiative (UNEP FI) and of the UN Global Compact, UniCredit Group has clearly signaled its commitment to the development of multilateral solutions to society's most pressing social and environmental challenges.

In 2007, UniCredit Group was particularly focused on two industries: the defense industry and the nuclear energy sector. This focus was conceived in order to define group-wide ad hoc financing policies for projects within these industries. We share these policies with key NGOs. For further information, please refer to the "Responsible Lending" section of the "Our Customers" chapter.


FLAMES

Our people

Maximizing our human capital is a constant process at UniCredit Group. We fully understand that our people are key assets in our pursuit of sustainable growth. This is why People Management is one of the four pillars on which our "empowering sustainability" strategy has been built.

Our workforce now numbers 179,938 individuals, and our network covers approximately 50 countries. Successfully managing diversity and promoting international mobility are core strengths of our human resources team, and we aim to become the employer of choice in all of our markets.

Two-way, open communication is at the heart of our efforts. We communicate organizational changes across the entire UniCredit Group, consider unions to be partners and stakeholders and integrate feedback from our annual "People Survey" into the annual Executive Development Plan. The resulting action plans are considered binding documents that must be respected by our leadership at every level.

We have robust and efficient recruitment processes that are consistent with our values and competency models; we always consider local residents for local needs; and we make assignments to non-resident employees or managers when they are clearly productive to the causes of group integration and cross-fertilization.

In presenting the salient developments in Human Resources at UniCredit Group, we have organized our sustainability-related activities into the following categories:

1. **Key initiatives**, providing a brief spotlight on two of our proudest achievements in HR;
2. **A portrait in numbers**, offering an in-depth analysis of the UniCredit Group workforce and its composition, providing data on distributions by geography, gender, educational level and contract terms;
3. **Compensation**, providing an overview of our compensation and remuneration philosophy and methodology;
4. **Diversity**, including our current work on supporting and broadening diversity in our already highly multicultural workforce;
5. **Career development**, offering a survey of our programs designed to nurture and leverage our valuable human assets, including the Job Posting intranet portlet and international mobility programs;
6. **Training programs**, including a broad array of learning and skills programs, ranging from basic technical training to courses designed to sharpen managerial skills;
7. **Listening and communications**, an introduction to our expansive internal communications offerings, from the People Survey initiatives to online outreach and networks;
8. **Labor relations**, providing an update on our activities related to engaging and collaborating with our superb workforce;
9. **Work-Life Balance and Welfare**, including a concise description of pension and healthcare offerings at UniCredit Group;
10. **Health and safety**, offering a detailed account of our initiatives aimed at ensuring our people a safe and wholesome work environment, including the training programs and instructional drills in place to guarantee that our employees are prepared for any emergency;
11. **Appendix on industrial relations**, providing performance charts and additional data.

UniCredit Group has rapidly expanded through acquisitions and mergers in recent years, and our HR programs and processes have expanded with it. In managing these integrations, our approach to our people has always been based upon our values.

In order to leverage the human capital of acquired companies, we make a practice of first conducting a professional and thorough assessment of existing technical and managerial competencies. We universally seek to attain consistency across the board. We remain committed to the creation of a single corporate culture that respects distinct entrepreneurial traditions, deep local roots and the power and value of diversity.

Key initiatives

This section introduces some of our key initiatives, including the *Digi-Simplification* project, the new HR delivery model and the UniCredit European Works Council.

A transformational realignment

In the last few years, we have begun to transform Human Resources into a more customer-oriented department. The *Digi-Simplification* project, representing a major three-year investment, is a key initiative that will radically enhance the efficiency, responsiveness and transparency of our operations.

The *Digi-Simplification* project aims to strengthen business partnerships, harmonize UniCredit Group culture and achieve cost savings. In order to reach these goals the project will align HR processes throughout UniCredit Group by using the same IT solution group-wide (based on a SAP system) to provide managers with reliable data and employees with transparent and accessible HR information.

The project began at the end of 2006. The first phase consisted of mapping and describing main managerial and administrative processes. As a result, we brought aspects of our new Headcount Report Management system online in 2007 for testing. We will implement new SAP solutions, collect data from additional countries and open Shared Service Centers.

LAUNCHING A NEW MODEL

The *Digi-Simplification* project will introduce our new HR Delivery Model, which focuses on "Treating Colleagues as Customers". This model has four key aspects. *First*, it features the improvement of web-based, self-service features in the HR Portal for Managers ("Manager Self-Service" or "MSS") and employees ("Employee Self-Service" or "ESS"). *Second*, it introduces Shared Service Centers as regional, central points of contact for all HR matters. *Third*, it provides for the empowerment of Line Managers in terms of managing their staffs. *Finally*, it creates the new position of the HR Business Partner, who acts as an advisor and consultant to managers and executives on issues of general HR strategy.

New HR Delivery Model



EMPLOYEE/MANAGER
Online access to HR Portal and the flexibility of self-services
HR Gate: Global HR Homepage, MSS+ESS
Web based HR Portal providing access to Self Services and InfoBase
Personal point of contact to HR via phone or an email
HR Service: Shared Service Center
HR Generalist, HR Specialist & back office
MANAGER
Seeking more complex HR advice
HR Partners: Business Partners
Operationalized HR Strategy
Specialist assistance for Top Management
HR Expertise Center
Product and Process owner

Our people: a portrait in numbers[1]

Highlighting group-wide consultations

In 2007, we also established the UniCredit European Works Council. The council follows from an innovative agreement concluded with the Special Negotiating Body highlighting the importance of group-wide employee consultations. The agreement also paves the way for joint declarations in key areas including training, health and safety and equal opportunity policies.

Number of UniCredit Group employees by country and region, 2007

	2007	% OF TOTAL
Italy[2]	64,384	35.78%
Germany	26,657	14.81%
Austria	12,734	7.08%
Poland	27,123	15.07%
CEE	39,025	21.69%
CIS	8,420	4.68%
Others	1,595	0.89%
Total	**179,938**	**100.00%**


1,595
8,420
39,025
64,384
27,123
26,657
12,734
Italy
Germany
Austria
Poland
CEE
CIS
Others

The majority of UniCredit Group employees are from Italy and the CEE, followed by Poland, Germany and Austria.
UniCredit Group, with three percent of its employees (5,439) being protected class employees in 2007, complies with all national regulations regarding protected class employees.

Number of UniCredit Group employees by employment tier, 2005-2007[3]

	2005	%	2006	%	2007	%
Top Management	1,498	1.01%	1,719	1.17%	1,959	1.27%
Executive & Middle Management	30,414	20.47%	31,332	21.25%	30,842	20.07%
Staff	116,638	78.52%	114,410	77.59%	120,861	78.65%
Total	**148,550**	**100%**	**147,461**	**100%**	**153,662**	**100%**

The distribution of our employees has remained relatively stable over the past three years.


100
90
80
70
60
%
50
40
30
20
10
0
2005
2006
2007
Staff
Executives & Middle Management
Top Management

1. In figures and in all following charts and tables in this chapter, CEE includes the Baltic states, Bosnia and Herzegovina, Bulgaria, Croatia, Czech Republic, Hungary, Romania, Serbia, Slovakia, Slovenia and Turkey; CIS includes Kazakhstan, Russia and Ukraine; Others includes Ireland, Japan, Luxembourg and USA; Headcount is as of 31 December 2007.
2. This is the only data in this chapter that includes Capitalia's 26,276 employees. The data differs from the 2007 UniCredit Group Annual Report: Annual Review because these figures represent "headcount" whereas the Annual Report: Annual Review figures represent "Full-Time Equivalent (FTE)".
3. "Top Management" in Italy includes the *Dirigenti*, and in all other territories includes CEOs, first-liners(CFO, COO, CRO, etc.), Board Members and Division Heads; "Executive and Middle Management" in Italy includes the *Quadri* (Q1, Q2, Q3, and Q4) and in all other territories includes second and third-liners (Directors, Divisional/Branch Managers, Heads of Units/Departments and Deputies, etc.); "Staff" in Italy includes the *Categorie Professionali* and in all other territories includes all other employees.

The CEE Division is the largest in terms of employees in UniCredit Group, while the Asset Management Division is the smallest.

The percentage of UniCredit Group employees by contract type has remained relatively stable since 2005, with the biggest change being the slight increase in the percentage of full-time staff in 2007 as compared to 2006.

Number of UniCredit Group employees by Business Division, 2007[4]



3,737
2,343
3,775
44,813
13,724
38,360
CEE Division
Retail
Poland's Markets
Global Banking Services
Corporate Division
Corporate Center
Private Banking
Markets & Investment Banking
Asset Management

Percentage of UniCredit Group employees by contract type, 2005-2007 (part-time vs. full-time)

	2005		2006		2007	
	PT	FT	PT	FT	PT	FT
Executive & Middle Management	0.54%	19.93%	0.68%	20.57%	0.56%	19.51%
Staff	8.39%	70.13%	8.17%	69.42%	7.89%	70.76%

Germany and Poland have the highest percentage of fixed term contracts, while Italy and the CIS have the lowest.

Percentage of UniCredit Group employees by contract type, 2007[5] (fixed term vs. not fixed)

	FIXED	NOT FIXED
Italy	2.25%	97.75%
Germany	6.04%	93.96%
Austria	2.44%	97.56%
Poland	5.73%	94.27%
CEE	3.47%	96.53%
CIS	1.03%	98.97%
Others	4.20%	95.80%

Different ages groups are well-represented at all organizational levels with the exception of young employees (up to 30 years), which are highly represented in the Remaining Staff category because most entry-level positions are at this level.

Percentage of UniCredit Group employees by age, 2007

	TOP MANAGEMENT	EXECUTIVE & MIDDLE MANAGEMENT	REMAINING STAFF
Above 50 years	31%	21%	14%
41-50 years	45%	38%	24%
31-40 years	23%	36%	32%
up to 30 years	1%	5%	29%
Total	**100%**	**100%**	**100%**

Percentage of UniCredit Group Employees by education level, 2007[6]

	TOP MANAGEMENT	EXECUTIVE & MIDDLE MANAGEMENT	REMAINING STAFF
Advanced Degree	10.61%	5.04%	2.09%
Bachelor's Degree	55.03%	45.57%	42.99%
High School Diploma	31.39%	46.55%	46.29%
Others	2.97%	2.84%	8.63%
Total	**100.00%**	**100.00%**	**100.00%**

4. The Corporate Center refers to the functions dealing with coordination of guidance, support and control within UniCredit Group.
5. Regional designations are as above.
In European business terms, a "fixed contract" refers to an employment arrangement terminating by a fixed date; "not fixed" refers to employment arrangements intended to continue indefinitely.
6. Headcount is as of 31 December 2007 and includes only 90% of the total number of employees.

Compensation

Within UniCredit Group, we base our remuneration and incentive plans on common principles with a view to achieving our strategic objectives, while recognizing personal effort and directing motivation towards the medium and long term.

Our assessment, remuneration and incentives systems aim to achieve higher levels of excellence among our people.

Compensation philosophy

Our compensation philosophy has its foundation in performance management.

UniCredit Group performance management is based on:
- performance appraisal: we take into consideration results (individual and business ones) as well as the competencies and values of our competency model;
- compensation and benefits: we constantly review our compensation structure to assure the alignment with UniCredit Group strategic priorities and current market practices. Within the job analysis process we use broadbands in order to facilitate organizational flexibility, encourage individual career development and ensure market competitiveness.

Compensation methodology

Components of Compensation Package:
- base salary: related to experience, responsibilities and skills;
- variable annual incentive: closely related to the performance of the individual over the year.

The package also offers colleagues a number of benefits:
- financial facilities: to provide support at key moments in their lives, including provision of our group's professional services and skills;
- supplementary social security plans: to provide substantial guarantees for staff well-being on retirement;
- supplementary health benefit plans: to provide healthcare guarantees for staff well-being.

Performance management stages

In most countries, the percentage of employees involved in the performance assessment process is well above 70%.

GOAL SETTING	MONITORING AND FEEDBACK	INDIVIDUAL APPRAISAL	REWARD
Business & individual, qualitative & quantitative objective settings	Manager and employee responsibility to track performance Informal feedback takes place as needed	On the basis of the competency model, appraisal results with individual development plans for all employees during an annual discussion with their managers	Incentive scheme / Bonus Merit increases Promotion

Diversity

UniCredit Group's ability to attract, develop and retain talented employees at all levels is crucial to fulfilling the organization's needs for leadership, continuity and stability in order to produce sustainable business results.

UniCredit Group aims to become an employer of choice in every market in which it has a presence. Therefore, Diversity plays a central part in our People Management philosophy and practices.

A new strategic approach

We are developing a new Diversity management strategy that is currently focused on developing an international outlook and a proper valuation of women's potential as a starting point for this key initiative.

TOWARDS AN INTERNATIONAL OUTLOOK

Our first priority is to shift from a multi-local to an international outlook. A key part of this shift involves the development of the UniCredit Group Leadership Team based on a clearly articulated UniCredit Group Leadership Competency Model.

The UniCredit Group Leadership Competency Model addresses four areas and 12 competencies, one of which is "Embrace Diversity, Be Globally Connected". We are working to make sure that our leadership teams, our people management approach and our internal communications enhance the sustainability of our business by reflecting and respecting the different nationalities and cultures that are vital parts of our network.

PROPER VALUATION OF WOMEN'S POTENTIAL

Our second priority is to upgrade our strategic approach to women's career development. It is essential that we continue to properly value and fully deploy our human capital throughout UniCredit Group. By doing so, we will be ideally placed to successfully compete for top talents.

"BEYOND PARITY"

During 2007, the HR department of the Retail Division developed a project called *"Beyond Parity"* within the wider Diversity Management project.

The project recognizes the value created by the many talented women in the Retail Division. Tightly linked with this initiative, we established the Equal Opportunities Committee in 2007. Composed of management delegates and trade-union representatives, the committee is charged with generating positive action plans in the arena of equal opportunities.

One of the most important aspects of "Beyond Parity" has been the "listening" initiative. Promoted by UniCredit Banca through a survey, "Women in UniCredit Banca," it represents a concrete commitment to equal opportunities at the company.

The survey is addressed to all the female personnel at the bank and is designed to synthesize opinions and inputs relating to issues that bear on all our professional lives.

The survey is organized according to professional development and growth, job satisfaction and motivation, fairness and work-life balance (including family leave and part-time options).

We expect this survey, along with our other listening initiatives (including the annual survey on overall workplace conditions), to be of great use and benefit to our company.

We understand that a positive dialogue for our people must necessarily also be positive for the bank, and we encourage the growth of new ideas and performance-oriented solutions.

A new organizational approach

Over the past few years, we have also adopted a new organizational approach to Diversity management.

Our actions in this area include creating dedicated positions, designing learning programs, supporting new initiatives and appointing a Diversity Program Manager.

SUPPORTING DEDICATED POSITIONS

We support organizational positions dedicated to Diversity management within some of our largest Divisions in Italy, Germany and Austria. These positions are imbued with responsibility for the implementation of programs with dedicated budgets, including childcare, talent development initiatives and mentoring programs designed to foster and support women's professional development.

DESIGNING LEARNING PROGRAMS

We designed a learning program entitled "Cross-Cultural Diversity and Inclusion". The program is now available at our UniManagement training facility, which is discussed in detail in the following sections.

SUPPORTING NEW INITIATIVES

We continue to support new initiatives. For example, in 2007 we proactively opted to participate in Italy's experimental phase of the "Bollino Rosa – SONO" project ("Pink Ribbon – Same Opportunities, New Opportunities"). Launched by the Italian Ministry for Employment and Social Security, this program is aimed at developing a gender-equality certification system. For now, the program is a voluntary system that enables private and public companies and organizations to demonstrate their commitment to real non-discriminatory strategies and practices. The results of the project will be available in the first half of 2008.

THE DIVERSITY PROGRAM MANAGER

Since 2007, a Diversity Program Manager has been appointed at UniCredit Group level, as a member of the Executive Development Unit. Some projects undertaken in association with this office include an initiative to increase the number of women in leadership positions, which will be defined and implemented in 2008, and an enhanced focus on women's promotions to leadership roles and access to development opportunities, making use of such existing HR programs as the Executive Development Plan.

On a group-wide basis, while women received more promotions than men in 2007, these figures generally reflect the group's overall gender composition.

Percentage of female UniCredit Group employees with part-time contracts out of all women by organizational tier

	2005	2006	2007
Executive & Middle Management	0.76%	0.93%	0.84%
Staff	13.24%	12.76%	12.32%

Diversity (Continued)

Promotions to higher contractual job grade by gender (%)



45
55
F
M

Percentage of UniCredit employees by gender, contract type (fixed vs. not fixed) and country/region, 2007

	M		F	
	FIXED	NOT FIXED	FIXED	NOT FIXED
Italy	6.68%	51.21%	3.30%	38.82%
Germany	6.99%	37.95%	6.31%	48.75%
Austria	3.33%	26.79%	2.34%	67.54%
Poland	2.34%	21.11%	5.12%	71.44%
CEE	4.58%	27.97%	13.63%	53.82%
CIS	12.09%	24.03%	18.59%	45.28%
Others	0.76%	55.93%	3.47%	39.84%

Number of UniCredit Group employees by employment tier and gender, 2005-2007



Staff
Executive + Middle Management
Top Management
41,125
75,513
40,216
74,194
41,940
78,921
19,838
10,576
19,933
11,399
19,216
11,626
1,332
166
1,503
216
1,675
284
M
F
2005
M
F
2006
M
F
2007

Although there has been a slight increase in the number of female top managers, men continue to dominate the top employment tier.

Number of UniCredit Group employees by contract type, organizational tier and gender, 2007



Staff
Executive + Middle Management
Top Management
933
41,007
11,192
67,729
95
19,121
767
10,859
17
6
278
M
F
PT
M
F
FT

Number of UniCredit Group employees by educational level and gender, 2007[7]



1,968
1,946
24,180
36,593
23,381
40,821
5,001
5,230
M
F
Advanced Degree
M
F
Bachelor's Degree
M
F
High school Diploma
M
F
Others

7. Headcount is as of 31 December 2007 and includes only 90% of the total number of employees.



Career development

UniCredit Group heavily invests in developing our people's leadership and professional skills. We design methods and means to identify and develop competencies at both the individual level and across UniCredit Group as a whole.

We run a variety of programs to match the diverse needs of our employees, and all of them are based on a common principle: a culture of continuous feedback designed to nurture development. One of the many benefits of this approach is that we are constantly developing a strong UniCredit Group Leadership Team.

The sharp focus on development at UniCredit People Management strengthens our employees' shared sense of identity, affiliation and purpose. The program enables us to invest in qualified people through dedicated development processes, to guarantee equity and transparency in managing appraisal and development processes throughout UniCredit Group, to leverage our international structure, to take advantage of cross-cultural opportunities and to invest in our Diversity.

Accordingly, this section describes how we implement specialized appraisal and development processes, facilitate international mobility and connect people with positions.

Specialized appraisal and development processes

We have developed different appraisal and development processes for different groups of employees. These processes include the Executive Development Plan, the Talent Management Review and a Performance Management System.

DEVELOPING LEADERSHIP

The Executive Development Plan (EDP) is the centerpiece of our effort to develop leadership across UniCredit Group. Its central objective is to accelerate the professional growth of UniCredit Group leaders by means of a culture of feedback and continuous development. About 1600 executives were involved in the process in 2007.

NURTURING TALENT

The Talent Management Review is dedicated to those professionals who demonstrate the potential to achieve UniCredit Group leadership roles.
The program is focused on the early identification of UniCredit Group talent to feed the pipeline for next-generation leadership. About 400 employees were involved in 2007.

LINKING PERFORMANCE TO VALUES

A Performance Management System is also in place in most countries. Employees are evaluated according to a Competency Model that assesses the consistency between their achievement of established targets and the suitability of the manner in which they are achieved. The core competencies and behaviors in question are aligned with the UniCredit Group Integrity Charter.

Facilitating international mobility

Our International Mobility Project has become a powerful and enriching career development tool, exceeding its origins as a means of aligning group business models. Designed to ensure that the best resources were properly matched to the most appropriate positions, the project continues to target and draw in an increasing number of talented and highly skilled personnel.

In the past cross-border transfers mainly consisted of senior managers charged with carrying out diplomatic roles to or from branches and representative offices worldwide. This traditional approach has changed in recent years as international work experiences are crafted to facilitate career growth, exposure to diverse work styles and the development of talent.

Increasingly, non-executives are being tapped for international assignments.

Number of cross-border transfers by host country, 2007

COUNTRY	EXECUTIVE	MIDDLE MANAGEMENT & REMAINING STAFF	TOTAL
Italy	10	58	68
Germany	10	19	29
Austria	11	26	37
Poland	9	14	23
CEE	48	39	87
CIS	9	8	17
Other	21	51	72
Total	**118**	**215**	**333**

Career development
(CONTINUED)

Connecting people with positions

UniCredit Group makes it easy for its people to find or fill open positions through Job Posting, an online tool launched in October 2003 that promotes internal mobility and helps employees meet their personal and professional goals.

PROMOTING INTERNAL MOBILITY
The Job Posting portlet, accessible to all our employees, allows them to identify and monitor internal career opportunities, interact with colleagues directly and transparently, stimulate intercultural and professional exchanges and identify and encourage internal competencies. Since 2003, the Job Posting portlet has steadily become a means for our employees to seek out international postings. Since its inception, more than 15,000 colleagues have submitted their curricula vitae.

MEETING PERSONAL AND PROFESSIONAL GOALS
All colleagues are authorized to apply through Job Posting as long as they have been with UniCredit Group for at least two years and in their current jobs for at least one year. Specific job requirements for the posting are specified by the posting entity. Candidates are pre-screened centrally and then forwarded to the appropriate HR office. The selected candidates are interviewed, and the successful ones are then transferred, taking care to respect the timeframe needs of the candidate's previous office.

Training programs

At UniCredit Group, we offer our employees opportunities and tools to help them shape their careers. For us, investing in our people is the natural way to develop a sustainable business capable of meeting the long-term challenges posed by an increasingly global and complex market.

This section details our approach to learning and development, fostering creativity, key training data, UniCredit Group Leadership Programs and specialized training.

A principled approach to learning and development

We pursue our training objectives according to our UniCredit Group Golden Rules – a set of precepts that codify our belief that the learning process is a continuous experience that integrates both personal and business development.

The UniCredit Group Learning and Development Expertise Center offers learning programs, executive and group-wide training courses and a framework for the widespread dissemination of basic skills and language training.

ADAPTABLE TRAINING MODELS
While executives may become individually involved in UniCredit Group learning activities, all Competence Lines and Divisions additionally determine their own training needs and select their own content for general basic skills training, maintaining consistency with UniCredit Group's shared training framework under the Golden Rules. Furthermore, they define, design and deliver necessary technical training and manage and coordinate the process internally.

The UniCredit Group's Golden Rules of Learning and Development

- Learning is a life-long experience that can assist both personal and business development
- Learning and development processes and activities must be aligned with the Integrity Charter
- Learning activities foster innovation, cross-cultural development and knowledge sharing
- Learning and development activities must be linked to appraisal or assessment mechanisms
- Every individual is in control of his or her own learning and development program, within company guidelines and according to their interests and aspirations
- Learning and development activities must be consistently measured and monitored
- Leadership and managerial development activities must be based on established competence models
- Learning activities are designed to take into consideration different learning styles
- Trainers and facilitators for learning activities must comply with UniCredit Group's requirements and values

All leadership training activities are developed in accordance with the Leadership Competency Model, which has been designed to highlight market and product knowledge, adherence to UniCredit Group values, leadership abilities and personal character.

Fostering creativity

UniCredit Group designed UniManagement to meet the growing training and development needs of its leaders, who will guide the Group through the demanding challenges of today and, more importantly, tomorrow.

Headquartered in Turin, UniManagement is a key initiative that takes a completely innovative approach to achieving one of UniCredit Group's key objectives: becoming a place where different but complementary entrepreneurial skills and culture come together to develop an exciting and stimulating exchange.

The highly innovative spirit of this center is demonstrated by the architecture and organization of the work spaces. These were designed to maximize the opportunity for associates to interact, cooperate and grow together. UniManagement has used architecture to create flexible new spaces that can stimulate the thought processes, concentration, creativity, and inventive power of our managers. We hope that these spaces will help us to fully unleash the human potential contained within today's UniCredit Group.

The flexibility of these spaces and the speed with which they are changed reflect the strong interest UniCredit Group has in developing capable leaders who can face strategic and operational challenges with confidence and clarity, quickly interpret changes on the fly and react immediately and effectively to the resulting scenarios.

FOLLOWING A COMMON FRAMEWORK

The UniManagement Center offers a wide variety of learning experiences that make up the UniCredit Leadership Curriculum - a development path providing a common framework for leadership development. The Leadership Curriculum is organized around different activities according to the target group: Basic courses, such as Building Blocks, are for the personal skills development of the first managerial levels; leadership programs, such as Learning Labs, are for higher managerial levels; and Leadership Programs (UniQuest and UniFuture) are for selected groups of participants at different stages of their leadership growth.

Number of UniCredit Group employees trained by type of training received, 2007[8]


16,595
30,804
147,051
Technical training
Managerial training
Foreign Language training

Number of UniCredit Group Employees trained, 2007	
TRAINING RATIO	
5,382,593	Total hours of training
153,662	Employee headcount
35.02	Training hours per person

8. "Managerial Training" indicates training related to career development and management of resources (e.g., leadership, communication skills, etc.); "Technical Training" indicates all training strictly related to activities performed by the employees (e.g., customer assistance, training for sales of new products).

Number of training hours by organizational tier and type of training, 2007

	MANAGERIAL TRAINING	TECHNICAL TRAINING	FOREIGN LANGUAGE TRAINING
Top Management	17,040	15,331	24,886
Executive & Middle Management	214,842	1,161,543	182,079
Remaining Staff	421,558	2,722,581	622,733
Total	**653,440**	**3,899,455**	**829,698**

Number and percentage of training hours by type of training and employment tier, 2007


Remaining Staff
Executive and Middle Management
Top Management
421,558
2,722,581
622,733
214,842
1,161,543
182,079
17,040
15,331
24,886
Managerial Training
Technical Training
Foreign Language Training

The UniCredit Group leadership programs

UniQuest and UniFuture are key elements of the UniCredit Group Leadership Project. Each program is designed for select groups of employees at specific stages of leadership development.

DEVELOPING PROMISING YOUNG PROFESSIONALS

UniQuest is an international development program aimed at promising young professionals working at UniCredit Group. It was established to achieve two main goals.

First, UniQuest is tasked with facilitating the integration of UniCredit Group's various entities and fostering the development of a European corporate culture based on a shared belief in the value of differences, a common set of values and a single objective – sustainable growth. Second, UniQuest's mission is to invest in internal growth and ensure that there is a steady supply of young and promising talent in our leadership pipeline.

UniQuest is designed to encourage a diverse workplace environment where employees can experience international and multicultural exchanges by making use of innovative technologies and distance-work systems to interact with colleagues from different countries.

PROMOTING CHANGE AND PROVIDING PATHS

UniFuture is a leadership development track for senior managers in UniCredit Group. The program has two objectives. First, UniFuture is intended to promote change, sustainable business, product development and process innovation. Second, UniFuture is tasked with providing individuals with tailored leadership development paths. This program encourages employees to share experiences and to take the necessary time for individual development and learning.

DEPLOYING THE LATEST INSTRUCTIONAL APPROACHES

Other components of our Leadership Curriculum include Learning Labs and Building Blocks. These two training programs, based on the latest findings in adult learning research, follow two different instructional approaches.

The Learning Labs present our more experienced managers with powerful peer-to-peer knowledge-sharing experiences. The Building Blocks challenge new managers with a combination of interactive learning methods, direct experimentation and shared experiences.

"Leadership for Results" (L4R)

Leadership for Results is an experimental program of the Retail Division that is based on the Emotional Intelligence Model developed by Daniel Goleman. The underlying concept is that developing one's *emotional intelligence* will lead to *resonance*, which in turn can generate *results*. It was created through a partnership between the Teleos Leadership Institute in Philadelphia and the UniCredit Training Department.

We have executed two complementary programs, L4R Basic and L4R Advanced.

L4R BASIC

This three-day intensive immersion program, in the form of an experimental workshop supported by facilitators, is designed to support the personal development of individual Leadership Team members. We employ our own UniCredit Banca facilitators who have been prepared and certified by Teleos.

The L4R Basic program is for employees preparing to assume managerial roles.

L4R ADVANCED

This program revolves around four separate two-day seminars, each devoted to one of the distinct quadrants of emotional intelligence. Every manager chooses one of the four. Each seminar is followed by voluntary individual coaching for six months.

One hundred and eighty managers have participated, and 13 coaches chosen from among UniCredit Banca managers have been prepared and certified by Teleos.

L4R COACHING

Our coaching service consists of meetings between the managers who enroll and a professional coach employed by the bank. The coach has been certified by the Teleos Leadership Institute and selected from within the L4R facilitation and coaching department.

The coach makes use of targeted questionnaires and activities to help the manager fully explore the situations he or she is experiencing and discover his or her own development objectives. The facilitation process clarifies these objectives and highlights the actions and strategies necessary to achieve them. The coach supports the manager's self-reliant translation of these goals into practice.

Specialized training

UniCredit Group provides its employees with excellent opportunities to pursue specialized training, including through special master's programs, UPA Technical School, special programs and financed trainings.

OPPORTUNITIES FOR DEVELOPMENT AND ADVANCEMENT

The Master's in Banking and Entrepreneurship, Master's in Private Banking and Master's in Corporate Banking programs were established in collaboration with prestigious international universities to provide employees with highly specialized training and an opportunity for in-depth professional development and advancement. The Master's in Banking and Entrepreneurship particularly targets students from the CEE who want to begin a career at UniCredit Group.

STRENGTHENING TECHNICAL AND LINGUISTIC SKILLS

Specialized training is also offered by the UPA Technical School, which is evolving to include a wider array of professional training courses. In 2008, UPA Technical will launch the Lifelong Learning Center, the aim of which is to develop the technical and linguistic skills of UniCredit Group employees on an ongoing basis.

TRAINING FOR NEW HIRES

UniCredit Group's technical training for new hires is conducted by the UPA Technical School. UPA's core training competencies cut across the activities of the entire UniCredit Group. They provide professional training for new hires with a focus on establishing a strong foundation of basic knowledge and basic technical training preparing participants to take on specific roles in UniCredit Group's Retail, Corporate and Private Banking Divisions. UPA's technical training activities involved 1,600 people in 2007, an increase of 80% over 2006.

SPECIAL PROGRAMS

Team@work is a special event-based program designed to encourage creative problem solving, increase decision-making efficiency in complex organizations and facilitate the integration of the nationalities, cultures and organizational components embraced by UniCredit Group. In the course of this program, UniCredit Group enrolled 1,416 participants in 21 events during 2007.

FINANCED TRAINING

Financed training aims to strengthen the professional skills of UniCredit Group employees in order to strengthen their individual professional profiles. Financed training supports activities designed specifically for employees over the age of 45.

"WELCOME BACK"

"Welcome Back" is a training program for employees who are returning to work after extended leaves of absence (over five months) and need to be updated on changes to their work environment, if any.

The program is designed to facilitate the return to work process through a thorough and well-structured briefing on key changes to the company and to support our employees by staying positive in the context of a work environment that can be every bit as changeable and dynamic as our personal lives.



Thomas Struth, Museo del Prado 7, Madrid, 2005
Credit: ©2008 Thomas Struth

Listening and communications

Our approach to maintaining an open dialogue with our employees includes the Integrity Charter, the Restorative Justice System, the Ombudsmen Network, action plans put in place after the "Your Voice, Our Future" People Survey, and an array of intranet channels, among others.

The Integrity Charter

The Integrity Charter represents the set of shared values that form the foundation of UniCredit Group's identity. These common values provide guidelines for our behavior and support in handling the dilemmas that may sometimes arise in our everyday professional lives. The Charter was built up from a core set of values we describe as "the Foundations of Integrity". They include Fairness, Transparency, Respect, Reciprocity, Freedom to Act, and Trust.

ONLY INTEGRITY CAN PRODUCE SUSTAINABILITY

The Integrity Charter focuses particularly on the concept of integrity because, as a driver of social legitimacy and reputation, only integrity can produce sustainability. Sustainability, in turn, enables profit to be transformed into value for our stakeholders. UniCredit Group is keenly aware that a business can play an active part in any market only to the extent that it possesses the reputation to function effectively there.

Because today's market landscape is increasingly characterized by complexity, a business made up of thousands of people cannot be successfully run with a pure "command and control" approach. Thus, in order to free up our people to act as entrepreneurs, we rely on our shared set of values as our handbook in a competitive marketplace.

The Integrity Charter is the result of an on going process that brought UniCredit Group's employees together to discuss our corporate culture and to draw up a set of principles. The process started in 2003 with a project designated "the Values Laboratory," in which over 1,500 colleagues participated in corporate values workshops.

INVOLVING ALL OUR EMPLOYEES

The Integrity Charter is not a static document, but rather a living tool intended to evolve over time in order to stay up to date with the ever-changing needs of all of UniCredit Group's diverse entities. As such, all Integrity Charter projects are linked together and based upon the concept of participation; every Integrity Charter projects are not just a one-off initiative, but are part of a continuing effort, in which all our employees are involved.

Integrity Charter Day is an excellent example of senior management's commitment to the full engagement of our employees in jointly developing and working according to our shared set of values. On 1 October 2007, Integrity Charter Day was held in all UniCredit Group territories. Months of preparation preceded the event, with more than 1,600 colleagues participating in nearly 100 focus groups to explore how we could better apply our core values to our daily working lives. Colleagues were engaged in open discussion within teams in order to review what has been achieved so far and to develop a deeper understanding of how to apply our values when interacting with our customers, local communities and other stakeholders. Managers moderated the open discussions and collected the main suggestions emerging from the discussions. The success of Integrity Charter Day, now a UniCredit Group tradition, was underscored by the feedback received afterwards from a remarkable 80% of those polled.

Integrity Charter Day 2007 was also important in that it provided us with the opportunity to welcome our new colleagues from recent acquisitions. The Integrity Charter booklet was distributed to all new colleagues from Aton Capital and the former Capitalia Group.

Number of UniCredit Group employees using the Restorative Justice System by country/region and case status, 2007[9]

COUNTRY	MONTHS OF OPERATIONS	CASES SUBMITTED	CASES NOT ADMITTED	CASES NOT CONTINUED WITH	EFFECTIVE CASES TAKEN ON	MEDIATIONS	REPORTINGS	MEETINGS
Austria	8	12	1	1	10	1	6	3
Hungary	3	11	2		9		9	
Germany	12	36	8	5	23	3	16	4
Italy	14	87	6	32	49	15	13	21
Slovakia	1	1			1		1	
Total		**147**	**17**	**38**	**92**	**19**	**45**	**28**

92 cases were taken on by the Restorative Justice System as of 31 December 2007.

9. The Restorative Justice System was launched in Poland in September 2007, and an Ombudsmen network has been established there. At the moment, Restorative Justice System data for Poland is not available. The Restorative Justice System was launched in Bulgaria, Croatia and Slovenia in January 2008.

The Restorative Justice System

UniCredit Group designed the Restorative Justice System to resolve internal conflicts and guarantee the proper and uniform application of our Integrity Charter.

The Restorative Justice System promotes individual responsibility and the voluntary resolution of conflicts between parties. If relationships within UniCredit Group have been damaged by behavior deemed inconsistent with the values set forth in the Integrity Charter, the Restorative Justice System provides a forum in which the dispute can be mediated.

The Restorative Justice System works through three distinct tools:

- Mediation - the most appropriate tool for resolving violations of the Integrity Charter between individuals;
- Reporting - to pinpoint corporate policies or decisions that appear to be in conflict with the values of the Charter;
- Meetings - the best tool to remedy a shortage of transparency in employer/employee relationships.

Currently the Restorative Justice System is fully functioning in nine of the countries in which UniCredit Group operates: Austria, Bulgaria, Croatia, Germany, Hungary, Italy, Poland, Slovakia and Slovenia.

The Ombudsmen Network

A group-wide Ombudsmen Network works to bring the Restorative Justice System to life. The network is composed of Ombudsmen and Mediators.

The Ombudsmen are independent appointees who liaise directly with the office of the UniCredit Group's Chairman. They are responsible for assessing the validity of the claims of each submitted case. The Mediators are third parties from outside of UniCredit Group who specialize in facilitating dialogue between conflicted parties. The Ombudsmen and Mediators guarantee confidentiality in their dealings.

Communicating our values

We have developed many different channels to keep our employees informed about the Restorative Justice System and its functions, including "Values in Action," the Ombudsmen Road Show and dedicated areas on the intranet sites.

"VALUES IN ACTION"

"Values in Action" is one of the UniCredit Group newsletters. Published on OneGate, it provides all of our employees with updates on how the Integrity Charter is being applied in our everyday working lives and how we are bringing it to life throughout our corporate network. Since February 2007, four editions of the newsletter have been published on OneGate.

OMBUDSMEN ROAD SHOW

The Ombudsmen Road Show is an open forum on the Restorative Justice System. In a series of sessions with UniCredit Group colleagues, the Ombudsmen explain what the system is, how it works and when it is put into action. To date, the road show has traveled to Milan, Bologna, Turin, Verona, Rome, Naples, Vienna, Munich and Hamburg and has reached out to more than 500 colleagues. Other road show events have also been organized by the Central Ombudsmen in cities across Europe.

DEDICATED SECTIONS ON ONEGATE AND THE LOCAL INTRANET SITES

These pages provide our employees with vital information on how to apply for Restorative Justice. From January 2007 to January 2008, nearly 14,000 employees visited the Integrity Charter pages on OneGate.

"Listening Road Show"

The Listening Road Shows, which generate a dialogue between our top management and our people in the Italian Retail Division, are important because they leverage the voices of our loyal employees. Since 2004, our top managers have traveled from site to site to attend open forums with our employees, to hear a broad range of opinions and to identify evolving needs and potentially critical situations. Afterwards, our top managers develop a synthesis of what they have heard and design and implement initiatives accordingly.

"Your Voice, Our Future"

In 2007 we developed and implemented targeted action plans born out of the constructive comments and feedback we received from the very first "Your Voice, Our Future" People Survey, held in 2006, involving approximately 84,000 of our employees, or 65% of our total workforce. Translated into 15 languages and with different sections to receive feedback on UniCredit Group, general comments and specific comments about each employee's particular bank, the first People Survey was a big success. Our "second-generation" People Survey, launched in January 2008, made a specific effort to engage all of our new employees from the former Capitalia Group, ATF Bank and Ukrsotsbank.

Listening and communications (Continued)

Senior managers at the division and country levels analyzed comments and suggestions over a two-month period last winter in order to work on putting employee views into action. By early spring of last year, UniCredit Group's CEO had reviewed and approved roughly 280 action plans derived from the People Survey. The implementation of these action plans has been included in the evaluation process for all Divisional Heads and the top 1,600 managers of UniCredit Group.

The final step in the process has been to communicate, via our intranet, progress made on the action plans so far. In this way, we have been keeping our colleagues up to date on the implementations of the many initiatives yielded by the survey.

"HOW ARE WE?"

The "How are we?" project was created by the Retail Division in 2006 to support and elaborate on the results of the group-wide People Survey "Your Voice, Our Future". "How are we?" enables us to measure our overall environment, to assess current levels of staff satisfaction, and to identify our strengths and avenues for improvement.

Since it is more frequent than the People Survey, the "How are we?" project can identify subtle changes in our work environment and help us to make adjustments on a rolling basis.

Our intranet channels: emblems of transparency and reciprocity

On 1 October 2007, the same day that UniCredit Group merged with Capitalia, we began the process of providing former Capitalia employees with access to the new Italian intranet portal. This process was completed in January 2008.

This coincided with the launch of the new version of our group-wide intranet portal "OneGate", accessible across the whole group.

The new OneGate allows us to connect directly with our entire company network, to make all employees throughout UniCredit Group aware of our strategic goals, and to update all colleagues about our activities. The objective was to create a virtual space in which all employees could share their best practices and ideas from all Divisions and across all business lines. This tool has allowed us to welcome our new colleagues into UniCredit Group and to present ourselves in a clear and coordinated way. The new OneGate contains more than 1,500 pages of pertinent and consistent information in three different languages.

Communicating strategy and results to our people

We believe that a well-informed employee is better equipped to do his or her job. Therefore, we regularly communicate key economic results and strategy, and the CEO himself delivers a video commentary on our quarterly results via OneGate. These reports are periodically supplemented with updates on our most significant business initiatives.

Supporting active engagement

Internal communications play a key role in supporting our employees' active engagement in the company's corporate responsibility initiatives. In 2007, internal communications activities focused in particular on UniCredit Group's involvement in the arts and humanitarian projects.
For UniCredit Art Day, a number of leading museums and institutions opened their doors to thousands of UniCredit Group employees and their families this past October. The event was part of UniCredit Group's broad commitment to create, through contemporary art, a common language capable of bridging differences between cultures, religions and traditions.

This corporate initiative was designed for the benefit of our employees, their families and their communities and was just one of the many ways in which UniCredit Group is realizing its vision of bringing the people of Europe closer together through art. Through art, the UniCredit Group aims to engage more cultures and communities in an extended dialogue on the value of differences and diversity.

Many of our employee-related activities in humanitarian and other initiatives are detailed elsewhere in this report. For information on Unidea and the UniCredit Gift Matching Program, please refer to the "Employee-community involvement" section on p. 118. Further information on "Supporting charities and research" may be found on p. 111.

"Two Years Together"

On 13 June 2007, UniCredit Group organized "Two Years Together," a celebration of our rapid evolution into a new and proven force in European banking on the second anniversary of the announcement of the UniCredit-HVB deal. Part of the festivities included an employee-only contest for the best photographic representation of the integration process. The contest photos have since been transformed into a unique artwork that expresses the power and poetry of integration.

Labor relations

UniCredit Group management and employee representatives have a long tradition of working together to promote a transparent and constructive dialogue in line with UniCredit Group's Integrity Charter.

In 2007, the Group Labor Relations Units dedicated themselves to the smooth management of the transitions resulting from our latest acquisitions – particularly the merger with Capitalia Group. This commitment will be renewed in 2008 as Labor Relations seeks shared solutions with trade unions at the national and international levels, particularly in relation to the completion of the Capitalia integration.

The principles that guide UniCredit Group in this field are drawn from the "ILO Tripartite Declaration concerning Multinational Enterprises and Social Policy," from the ILO's eight core conventions, and from the OECD's "Guidelines for Multinational Enterprises". UniCredit Group is wholly committed to these principles and to following the guidelines adopted within the United Nations' Global Compact framework.

Many related initiatives are already in place, including the first UniCredit Group workshop on labor relations, "The UniCredit European Works Council: Improving Cooperation to Strengthen Social Dialogue," an event co-promoted and co-financed by the European Commission.

The OneGate intranet portal provides employees with detailed information on all these initiatives and commitments.

As a company in the financial sector, we have a workforce comprised of highly-skilled personnel. Problems relating to human rights and child or forced labor are not material to the daily internal operations of UniCredit Group, though we are aware these are issues of serious concern in other industries.

2007 Accomplishments

Our labor relations accomplishments include agreements made at the Holding level as well as on a national level in Italy, Germany, Austria, Poland and Croatia.

An appendix with additional data on Labor Relations may be found at the end of the chapter.

HOLDING LEVEL

The UniCredit Group European Works Council (UEWC) was established this past year. The UEWC is a governance body responsible for developing a genuine social dialogue across UniCredit Group. It receives relevant information from management on cross-border operations and consults with management on related issues. The Council will hold two regular meetings per year.

On 26 January 2007, the agreement creating UEWC was signed after a constructive negotiation with a special body composed of employee representatives from EU countries. The appointment of all UEWC members followed. In all, 44 members were selected from all 27 countries where the UniCredit Group has an active operational presence.

With the appointment of its members completed by the middle of 2007, the UEWC became operational and held its first meeting on 20 September. Since then, a continuous and productive dialogue between central management and the UEWC Select Committee has ensued. The UEWC will also have the ability to develop joint statements on training, professional development, equal opportunities, non-discrimination, working conditions, and health and safety with central management.

ITALY

This past year UniCredit Group focused on its acquisition of the Capitalia Group. Several agreements were reached with trade unions making possible a cooperative approach to some of the legal, economic and social issues with the potential to affect employees.

Three agreements of particular note were made in 2007, providing employees with a voluntary early retirement incentive plan, resolving financial and equitable aspects of the merger of Capitalia S.p.A. into UniCredit S.p.A. and standardizing, within Italy for a three-year period, the privileges extended by UniCredit Group and Capitalia to their respective trade unions in order to ensure an uninterrupted and productive labor-management dialogue at every level all through the integration phase of the two groups.

The company-level agreement between the Holding and the trade unions provides an innovative welfare package for UniCredit Group's Italian employees in terms of health insurance, supplementary pension schemes, credit facilities and maternity policies. In accordance with the goal of transparent communications, a special section on the Capitalia integration is now available on the OneGate intranet portal.

GERMANY

In 2007, HVB successfully completed agreements with the Central Works Council to implement a defined bonus system for employees in the following Divisions: Retail, Corporate and Commercial Real Estate Financing and Wealth Management. This covers the final terms of the planned bonus system as well as several transitional arrangements for the year 2007 to manage the change from the existing bonus system to the defined one.

HVB and the Central Works Council came to an agreement to implement UniCredit Group's Integrity Charter in the companies of the HVB subgroup. Within the framework

Labor relations (Continued)

of the HVB Transformation Program, HVB concluded a number of agreements with the Central Works Council covering the alignment of new divisional structures and the implementation of its credit process redesign. Pursuant to German law, this "Reconciliation of Interests" will enable HVB to implement the new structures and substantially new processes.

AUSTRIA

The most relevant agreements reached in 2007 concern pension funds and modified provisions for UniCredit Group's contributions thereto. Additionally, agreements were concluded on work-life balance extending the option of family leave up through a new child's third birthday, in addition to the legally required leave of absence. There were also agreements on the implementation of a performance management system and on the issue of compensation salary bands.

POLAND[10]

Bank Pekao and the trade unions signed a key labor agreement providing for changes in the bank's compensation structure. In particular, the agreement provides for an increase of each employee's monthly salary, the introduction of a rate adjustment mechanism set at 12%, depending on the degree of deviation from Bank Pekao's gross profit plan execution, and an increase of severance pay from 30 to 36 times the employee's monthly compensation.

CROATIA[11]

At Zagrebačka banka, the Collective Agreement that expired on 31 December 2007 has been extended for a one-year period with the same level of rights for all employees as in the previous year.

10. Information and figures refer only to Bank Pekao S.A.
11. Information and figures refer only to Zagrebačka banka.

A substantial reorganization of the bank was implemented as of 1 January 2008, which included the appointment of line managers for a finite term of office; line managers were previously appointed for undefined terms.

In 2007 an effective dialogue was entered into with the Works Council and union representatives to address results and action plans related to the People Survey; the objective is to ensure a strong response rate and smooth implementation of the action plans.

Work-Life Balance and Welfare

Our efforts to provide for the welfare of our employees are centered on our provisions for healthcare expenses, childcare and our pension plans.

Healthcare

The healthcare expenses of UniCredit Group's Italian employees are covered by the UniCredit Cassa di Assistenza (UniCA). UniCA is a special fund whose directors and auditors are partly appointed by UniCredit Group companies and partly elected by its unions. UniCA has been operational since 2007 and offers employees a variety of insurance policies. Of the 780 available healthcare facilities, 202 are hospitals and 578 are diagnostic centers. In 2007, UniCA successfully handled more than 120,000 cases.

Childcare

In order to facilitate the return to work of new parents, UniCredit Banca has created (in collaboration with specialized service companies) many new company nursery schools in many of our cities, to serve the employees of all UniCredit Group companies. We have already opened schools in Rome, Milan, Turin, Verona and Vicenza; Bologna and Modena are now under construction, and we plan to open them by the end of 2008.

Four years into the project, it is clear that it has been a resounding success. We have generated high levels of employee satisfaction by offering them lower prices than the alternatives on the market, high service levels, flexible schedules (i.e., daily drop-off and pick-up times) and tax facilities on the monthly price.

Health and safety

Pension plans

The pension plans of employees working in UniCredit Group's Italian companies are generally implemented as closed pension funds through the Pension Fund for Employees of UniCredit Group's Italian Companies. In compliance with Italian regulations and the pension fund bylaws, its directors and auditors are partly appointed by UniCredit Group companies and partly elected by its members. Pursuant to collective labor agreements between UniCredit Group companies and trade unions, it is the only closed pension fund available to new employees or to current employees who are not yet members of any pension fund.

In Italy 37,290 employees are enrolled in UniCredit Group's closed pension funds. The standard percentage of an employee's salary contributed to the pension is 2% from the employee and either 2% or 3% from the employer, depending on whether the employee has been a member of the pension scheme since before 1993.

UniCredit Group endeavors to provide a safe and healthy work environment in compliance with all legal requirements and in line with the Integrity Charter. One of the primary goals of UniCredit Group is to ensure the well-being of its employees. To this end, we constantly monitor working conditions and provide numerous health and safety training sessions.

Our approach to health and safety is discussed in national terms covering Italy, Germany, Austria, Poland and Croatia.

Italy

In Italy, Legislative Decree no. 626/94 provides the legal framework for health and safety in the workplace, specifying the obligations of employers and employees, the qualifications of doctors and technicians employed by the company, and the requirements for a company safety and prevention bureau (SPP, from the Italian) and for an employee representative body (RLS, from the Italian).

The RLS is made up of members nominated directly by the employees. When events occur that may affect the health or safety of employees, meetings are held among the SPP, Labor Relations and the RLS. The RLS is entitled to control working conditions and to verify compliance with legal requirements.

Within UniCredit Group, the RLSes were established by company agreements with the trade unions. They received training in safety issues (e.g., first aid and fire safety) and on workplace health and safety obligations. The agreements also covered the main aspects of health and safety practices at UniCredit Group (e.g., training and education, safety inspections and safety audits).

Germany

In Germany, there is a joint management/ workers' council committee on health and safety for HVB. As the works council is part of this committee, all non-managerial employees are represented. HVB has not entered into any formal agreements with trade unions specifically on health and safety.

Austria

In Austria, regular formal meetings between the Works Council and management are required by employee protection laws. These formal meetings are held twice a year. The "Employee Protection Act" specifies in detail the company's obligations with respect to health and safety. Compliance is monitored by qualified doctors and technicians and paid for by the company.

Poland[12]

In Poland, a joint management-worker committee on health and safety was established in 2001 under the joint leadership of a management representative and the company Social Labor Inspector. The committee functions as an advisory and consultative body to Bank Pekao on matters concerning workplace safety and health. The committee meets at least once a quarter and consists of ten employee representatives and ten management representatives.

Safety and health issues at Bank Pekao are governed by two formal agreements between the bank and the trade unions. The Joint Company Labor Arrangement specifically provides benefits connected with accidents on the job.

12. Information and figures refer only to Bank Pekao S.A.

Health and safety (Continued)

National labor regulations obligate employers to provide their employees with safe and healthy labor conditions, as well as to conduct trainings on health and safety and on employees' health and safety obligations.

Croatia[13]

Legislation in Croatia obligates employers to provide their employees with safe and healthy labor conditions and to conduct preliminary training in the fields of work safety, health and fire safety. Accordingly, a Committee on Health and Safety has been established at Zagrebačka banka. The committee is to function as an advisory and consultative body to management. It meets at least quarterly and includes an occupational medicine specialist, a work safety coordinator, the head of HR and the head of Work Safety. Work safety inspectors are invited to every meeting.

To ensure workplace safety, internally supervised inspections are carried out at all bank locations every three years. Every two years, fire drills and evacuation drills are held at all bank locations.

The bank's healthcare system focuses on the promotion of health and the prevention of illness, as prevention and early detection generally serve to reduce sick leave absences. The program is built around a variety of preventive measures, of which the most important are mandatory general checkups for all employees every two years and athletic programs organized through the ZABAšport society.

Social programs include the disbursement of distress allowance to employees in crisis situations (including the death of a family member, long-term illness, etc.), as specified in our Collective Agreement. Also, in instances of employees requiring medical services not covered by health insurance, the Committee on Donations may disburse funds under specified criteria.

13. Information and figures refer only to Zagrebačka banka.

Training, counseling, prevention and risk control programs

Our approach to training, counseling, prevention and risk control is discussed in national terms covering Italy, Germany, Austria, Poland and Croatia.

Workplace injuries by country, 2007

	NUMBER OF WORKPLACE INJURIES
Italy	552
Germany	119
Austria	40
Poland	85
Croatia	43
Total	**856**

ITALY

In Italy, UniCredit Group provides a variety of programs to enhance the health and safety of its workforce. These programs include worksite visits, basic first aid training for designated employees, fire safety and evacuation training, eye checkups, general preventive health checks and mental health crisis management for change-induced or post-traumatic stress crises (e.g., following a bank robbery).

Since 2006, UniCredit Banca has inaugurated a psychological support service designed for such special situations as trauma generated from experiencing a robbery at a branch, being the victim of a violent robbery and/or assault and the death of a person in the workplace or of a colleague, etc.

These services are provided following a specific request from an employee or group of employees. The services are provided by outside psychologists with a specialty in workplace issues. To date we have held 36 group counseling sessions and provided six individuals with psychologist support services.



Addressing healthcare emergencies for isolated employees

At UniCredit Banca, we have many branches where there are normally only one or two workers present at a time. The bank has therefore introduced the use of special electronic devices that allow these employees to summon medical help in case of a healthcare emergency. This program is in place at 148 braches, and we are planning to add more in 2008.

GERMANY

In Germany, HVB has a very successful health management system that focuses on healthy behavior and sickness prevention. It involves representatives from HR, company medical services, food service facilities, social advisory services, paramedic services, the works council, the HVB Sport Club and the company health insurance fund, all of whom serve together in a committee dubbed the "Gesundheitsforum". Trade unions are not directly represented.

The Gesundheitsforum is responsible for a wide variety of health-related promotions and services, including nation-wide public service campaigns on colon cancer, diabetes, substance abuse, heart disease, high blood pressure, and influenza vaccinations. It also offers medical exams for managers and brief medical checkups for all employees, workshops on workplace ergonomics, seminars and counseling for stress and change management, personal crisis management, nutritional information campaigns, healthy food choices in the cafeterias and in-house support and counseling following bank robberies and other traumas.

AUSTRIA

Bank Austria's Health Center delivers a wide variety of programs to enhance the health and safety of its workforce, including worksite visits, ergonomics training, basic first aid training for designated employees, fire safety and evacuation training, eye checkups, vaccination programs, general preventive health checks, mental health crisis management for change-induced or post-traumatic stress crises (e.g., following a bank robbery) and physical and mental fitness courses.

POLAND[14]

In Poland in 2007, 944 Bank Pekao employees attended occupational safety and health training sessions that addressed administrative and managerial concerns. Fire prevention issues were also discussed.

In December, the development of e-learning and periodical training programs in occupational safety and health was completed. The Training & Skills Management Office is now running a pilot version of the training program in the Południowo-Wschodni Region.

The training program is structured with two separate sections for administrative and managerial employees. Both sections include modules for first-aid and fire-prevention skills. Under Polish law, administrative employees must take part in such training once every six years and managerial staff once every five years.

CROATIA[15]

In Croatia we manage a variety of programs to enhance the health and safety of our workforce, including worksite visits by internal supervisors, ergonomics training, basic first aid training for designated employees, fire safety and evacuation training, general preventive health checks, specialized preventive health checks (e.g., vaccination programs and ultrasound), mental health crisis management for change-induced or post-traumatic stress crises (e.g., following a bank robbery) and physical fitness courses.

Since 2003 training in safe work methods has been regularly conducted by expert instructors. This has ensured that training programs are organized in a flexible manner tailored to the needs of the bank. In 2007, work safety training has also been implemented through e-learning channels.

14. Information and figures refer only to Bank Pekao S.A.
15. Information and figures refer only to Zagrebačka banka.

Appendix on industrial relations

Performance Charts

Employees covered by collective bargaining agreements (%)

	2007
Italy	100%
Germany[16]	61%
Austria	100%
Poland[17]	87%
Croatia[18]	97%

16. This figure is calculated based on the number of employees excluding delegates, apprentices and unpaid leaves.
17. Information and figures refer only to Bank Pekao S.A.
18. Information and figures refer only to Zagrebačka banka.

Employee relations

DISPUTES CONCERNING LABOR AND WELFARE ISSUES	2007 NUMBER
Italy	300[19]
Germany	76[20]
Austria	310[21]
Poland[22]	0
Croatia[23]	2

19. This data includes disputes filed by both employees and companies.
20. This data includes lawsuits from employees and works councils in all the companies of HVB Group.
21. In Austria there are over 300 legal actions against Bank Austria by former employees regarding the outsourcing of the pension claims of the employees to pension funds in 1999. The works council is suing Bank Austria for increasing working hours in 2005. There are about ten individual lawsuits (e.g., for wrongful termination).
22. Information and figures refer only to Bank Pekao S.A.
23. Information and figures refer only to Zagrebačka banka.

Hours on strike

	2007 NUMBER
Italy	45,600
Germany	0
Austria	0
Poland[24]	0
Croatia[25]	0

24. Information and figures refer only to Bank Pekao S.A.
25. Information and figures refer only to Zagrebačka banka.

Notice periods

A minimum number of weeks' notice is typically provided to employees and their elected representatives prior to the implementation of operational changes that could substantially affect them. Explicit notice periods and/or provisions for consultation and negotiation are specified in collective agreements.

Details are provided on a national basis for Italy, Germany, Austria, Poland and Croatia.

ITALY

In Italy, there are different legal and contractual provisions. The law states that unions must be informed and consulted 25 days prior to any changes becoming effective. The National Collective Bargaining Agreement of the credit sector provides for different notification and consultation procedures that may vary from 15 to 50 days, depending on the nature of the changes undertaken.

GERMANY

National regulations do not specify the notice period for consulting with employee representatives. The information must be provided to the works council before any decision is made by the management, so that substantial negotiations about the implementation of measures are possible. Employer and works council have to reconcile their interests in connection with the operational changes. Major alterations may not be initiated unless this reconciliation of interests is achieved or at least attempted.

AUSTRIA

Austrian legislation does not specify any notice period for this issue. In general, information must be provided to the works council before any major change by the management, so that substantial negotiations about the implementation of the measures are possible.

POLAND[26]

National regulations do not specify the notice period for consulting with employee representatives, i.e., the Council of Employees. They only require informing the Council of Employees in a timely fashion to enable them to become acquainted with the matter and conduct consultations.

CROATIA[27]

In Croatia any significant operational change that could affect employees must first be communicated to the works council for confirmation. According to Croatian legislation, such information must be provided to the works council at least eight days prior to the implementation of the change. Confirmation by the works council is not obligatory, which means that the employer can implement the change even if the works council does not confirm it.

26. Information and figures refer only to Bank Pekao S.A.
27. Information and figures refer only to Zagrebačka banka.



Our customers

Responsible lending

Creating a healthy and mutually beneficial relationship with our customers, serving them well and responsibly in accordance with our Integrity Charter, is at the heart of everything we do at UniCredit Group. Sustainability plays a central role in that relationship.

Accordingly, this chapter provides information on the company's efforts to maintain good customer relationships and to address social, economic and environmental issues in a responsible manner.

Our activities in this sphere are as follows:

1. **Responsible lending**, detailing actions and initiatives to promote responsible lending practices;
2. **Responsible investing**, detailing investment products designed to provide socially responsible and sustainable investment options;
3. **Transparency**, detailing open approaches to customers, markets and stakeholders;
4. **Service innovation**, detailing the development of specialized services, products and channels;
5. **Complaint management**, detailing systems, processes and organizational initiatives in this vital field;
6. **Corporate Derivatives**, including information on our actions regarding this topic;
7. **Customer satisfaction**, tools and analysis techniques and actions to determine customers' perception of all aspects of our business
8. **Security**, detailing innovations and actions to protect our stakeholders wherever practicable.

By continuing to develop strong, synergistic relationships with our customers, UniCredit Group hopes and expects to contribute to sustainable economic, environmental and social developments in all of our markets.

Our stakeholders are concerned about unsustainable levels of debt. As a financial institution, we see it as our role to ensure that our customers can accommodate regular repayments without ending up in financial difficulty. We also feel it is our role to grant credit to our customers in a way that ensures positive social and environmental outcomes.

Our actions in this area include the renegotiation of family mortgages, provision of niche financing, defense and nuclear energy sector policies, support for SMEs, environmentally responsible lending practices, adherence to the Equator Principles and group-wide Equator Principles alignment processes.

Renegotiation of family mortgages

UniCredit Group is committed to being a responsible partner for our customers. That is why in Italy we developed a special extension program and refinancing solutions for Retail customers with floating-rate family mortgages. We activated our special program in December 2007, when we noted that the economic climate in Europe was changing dramatically. Because we work to stay in close contact with our Retail customers via email, among other channels, and contact about 200 customers a week, it was possible for us to quickly identify and contact 17,215 at-risk Retail customers by mail and provide them with the option to refinance, free of charge. 14,930 of them responded to our query and opened refinancing discussions with us.

Customer care actions for our Italian customers with high default risk

RENEGOTIATION

1	**Customer care actions**		
	Clients invited to check up by e-mail	17,215	[87%]
	Clients contacted and informed	14,930	
2	**Spontaneous contacts**		
	Weekly average	200	
	Operations in December	458	

Providing niche financing

UniCredit Group wants to make sure students, immigrants and customers with a checkered credit history have access to financing that matches their situations and needs.

FINANCING FOR STUDENTS

Ad Honorem loans are specifically structured to help university students address their academic financial needs. We provide guarantee-free loans to students who intend to enroll in specialized universities or training courses or to seek master's degrees. In Italy, for example, UniCredit Banca and Clarima Banca designed these special loans in close cooperation with several major Italian universities.

FINANCING FOR IMMIGRANTS

An innovative project implemented by UniCredit Group, *Agenzia Tu*, is one of the many ways we respond to the needs of the customer segment made up mainly of workers who are foreign nationals, as well as segments of the population with non-standard work contracts. *Agenzia Tu* branches offer products focused primarily on loans and tailored to segments of the population that, despite their growing impact on the Italian economy, are still under-served by the banking system and by financial companies.

Defense sector policy

In our increasingly globalized society, the borders between countries, industries and peoples are being rapidly redrawn and sometimes even erased altogether. New dynamics emerge, injecting fresh urgency into many of the issues that motivate both private and corporate citizens. The debate surrounding the role of banks in financing the defense industry is a case in point.

A CRITICAL AND CONTROVERSIAL ISSUE

UniCredit Group understands the concerns of many people regarding the financing of an industry that presumably derives its profits from conflict and instability. We are fully aware of the dilemma this critical and controversial issue presents, and we understand how rapidly the debate that surrounds this issue is evolving.

We are concerned about the variety of unconventional weapons being produced in the world today. It is our responsibility to take a strong position against the financing of such weapons. At the same time, it would be irresponsible to refuse to acknowledge that certain types of weapons are necessary to the effective pursuit of such morally sound and internationally accepted goals as peacekeeping and national self-defense.

In a complex and ever-changing world, one of our most important tasks as an institution is to translate our resolutions into concrete actions in every business line and region where we are active. While the defense industry is not a mainstay of our business, as we grow in size, scope and complexity, it is increasingly likely that we will interact with large conglomerates whose diversified holdings may include operations in the defense sector.

THE TWIN FOUNDATIONS OF OUR DEFENSE INDUSTRY POLICY

UniCredit Group's policy is based on two unshakeable principles. First, UniCredit Group will not be a party to the production (or use) of controversial weapons banned by international treaties. Second, the ultimate recipients of arms products must furnish us with credible guarantees that all weapons purchased will be used for defense and security reasons.

KEY DEFENSE INDUSTRY POLICY CRITERIA

1. Any involvement is restricted to countries that comply with international guidelines and regulations on the following issues: nuclear weapons, biological & chemical weapons, conventional weapons, missiles, small arms, light weapons and dual-use goods.

2. UniCredit Group abstains from any involvement with companies manufacturing, maintaining or trading such controversial products as nuclear or biological weapons of mass destruction, cluster bombs, mines and Uranium 238.

3. Any involvement with counterparties manufacturing, maintaining or trading small arms and light weapons must be avoided, owing to a dearth of international regulation.

4. The recipients or end-users of arms must be governments, governmental organizations, state-owned companies or supranational organizations. Exceptions are permitted for hunting and sporting weapons (excluding automatic rifles), in cases where national regulations measure up to international standards.

OPEN STAKEHOLDER DIALOGUE

In keeping with our commitments to maintain an open dialogue with all of our stakeholders, at the end of 2007 we organized a series of meetings with NGOs and a selection of representatives from large European conglomerates to stay abreast of the latest issues and developments concerning our key stakeholders.

Nuclear energy sector policy

We understand the resurgent relevance of nuclear energy, the subtleties involved in its proper handling, and our responsibility to future generations and society with respect to the environment, public health, safety and pollution. This is why UniCredit Group has entered into an ongoing dialogue with the main environmental NGOs in Europe.

Already this dialogue has prompted us to avoid any involvement in financing the renovations of the Belene Nuclear Power Plant in Bulgaria. We have also recently adopted a group-wide nuclear energy policy, which was developed with input from NGOs and a wide range of stakeholders. Our policy is designed to address the special challenges posed by the nuclear sector and to minimize our environmental, social and credit risks.

In making any financing decision, it is our responsibility to require the most thorough, reliable and highest quality assessments of all outstanding issues. This responsibility takes on an even greater importance for us in the context of our role as one of the most active financial institutions in Central and Eastern Europe. To help us to fulfill our responsibility, we have developed a nuclear energy sector policy. This policy has been formally approved by the UniCredit Group Risk Committee and will be implemented once our legal entities complete the process of formally approving the policy in 2008. The details of our nuclear energy sector policy are as follows:

KEY NUCLEAR ENERGY SECTOR POLICY CRITERIA

1. Financing the development or construction of nuclear power plants is permitted, subject to the application of the strictest safety standards and the best available technology.

2. Financing of nuclear energy production companies is subject to WANO[1] membership and location in countries belonging to WENRA[2]. Companies that do not comply with both criteria are evaluated on a case-by-case basis.

3. Financing of tailor-made products or services for the nuclear energy industry is limited depending on compliance with relevant international regulations and best market practices.

4. Financing of the production, trading and reprocessing of nuclear fuel is highly restricted owing to the increased reputational risks regarding proliferation and safety issues.

5. Financing of the transport, processing, storage or disposal of nuclear waste will be evaluated on a case-by-case basis according to the regulations in force in the country of origin as well as in the transit and destination countries.

Supporting SMEs

During the last few years changes to the Italian and international financial regulatory systems and the advent of Basel II principles led UniCredit Group to develop a set of sophisticated products and services in support of small and medium Italian enterprises.

For Italian enterprises Basel II represents an important chance for SMEs to reduce their risk level and an opportunity to grow.

UniCredit Banca d'Impresa developed consulting services and products to help the entrepreneurial system acclimate to the changes. One example, the "Capitalizzazione Flessibile e Progressiva" (flexible and progressive capitalization) product, is a modular, long-term funding program offering installment options and a flexible equity scheme in the context of a syndicated or public-potential warranty.

Environmentally responsible Corporate lending practices

Environmental issues are a key concern for many businesses and institutions. At UniCredit Group we are keenly aware that unresolved environmental risks and/or issues can have a distinct impact on the credit ratings of our Corporate customers, not to mention the value of the collateral they rely on. At the very worst, environmental issues can sometimes result in our customers' defaulting on their loans. UniCredit Group is committed to marshalling its resources to help our customers better understand the environmental risks they face and to help them come up with the most responsible lending solutions both for their business and for the environment.

Our actions in this area include innovative Corporate environmental technology

1. The World Association of Nuclear Operators is an organization dedicated to improving safety at every nuclear power plant in the world.
2. The Western European Nuclear Regulators' Association is a non-governmental organization comprising the senior staff members of nuclear regulatory authorities in European countries with nuclear power plants.

financing, special Corporate lending programs and compliance with the World Bank Performance Standards and Environmental, Health and Safety Guidelines, and the Ilisu hydropower project.

INNOVATIVE CORPORATE ENVIRONMENTAL TECHNOLOGY FINANCING

In 2007, following an agreement with the Italian Ministry of Economic Development, UniCredit Banca d'Impresa offered its Small and Medium Enterprise customers with a "plafond" of €500 million to encourage SMEs to reduce CO_2 emissions and increase their energy efficiency.

For years, the countries of Central and Eastern Europe (CEE) have had a great need for capital investment to renovate their industrial infrastructures. With our network of banks in Italy, Germany, Austria and the countries of the CEE, we have a large number of Corporate customers with a pressing need to catch up with modern environmental technology (primarily in the CEE states) and many Corporate customers who produce modern environmental technologies (primarily in Italy, Germany and Austria). We are continually looking for new ways to broker business between these two significant customer groups, and we see great potential in financing capital spending for modern environmental technology. As a founding member of the Central and Eastern European Task Force of the United Nations Environment Programme Finance Initiative (UNEP-FI), UniCredit Group is deeply involved in developing tools for reviewing environmental risk and building up appropriate expertise for our banks in the CEE.

SPECIAL CORPORATE LENDING PROGRAMS

We are expanding our volume of innovative special loans. In general, these special loans cover a variety of assistance programs sponsored by Germany at the federal and regional level and other EU member-state governments. They usually support such beneficiaries as the founders of new businesses, Small and Medium-sized Enterprises, or individual regions through low-interest loans, grants toward the cost of capital expenditures or loan guarantees.

Many of these programs support investment in environmental protection. For example, some of these programs include assistance for capital spending on solar power, renewable energy sources, CO_2 reduction and energy savings for residential lending projects, wind farms, biomass power plants and waste incinerators.

As a leading bank for SMEs in Germany, HVB is among the largest lenders in various special environmental lending programs. In 2007, HVB's total volume of environmentally related special loans (not including programs for the housing industry) was €303 million. That represented 20% of all new business



Responsible lending (Continued)

in special loans for the year. In programs for the housing industry sponsored by KfW Bankingruppen, HVB approved a total of €89 million for environmentally relevant purposes during 2007, including a CO_2 building renovation program and a solar power program.



WORLD BANK PERFORMANCE STANDARDS AND ENVIRONMENTAL, HEALTH AND SAFETY (EHS) GUIDELINES

In order to advance responsible financing and protect against adverse ecological and social impacts, UniCredit Group voluntarily complies with the World Bank Performance Standards and Environmental, Health and Safety Guidelines. These standards relate to various ecological issues, define minimum standards, best practice procedures with regard to emissions and pollution, and relate to social issues including involuntary resettlement of local populations, treatment of indigenous peoples and cultural property. The EHS guidelines are intended to prevent environmental, health and safety risks.

We review all of our Corporate Customers' credit applications in line with UniCredit Group's General Credit Policy, using locally effective national and international laws as well as the environmental and social standards of the World Bank Group (Performance Standards and EHS Guidelines).

Environmental risk assessment by our Corporate credit specialists is a key part of the credit ratings we generate while working on credit applications. As part of this process, our Corporate credit specialists consider sector information and analyses, sector checklists and contamination questionnaires. If the credit specialist perceives any risk, we may call in our sector specialists, environmental experts and, if warranted, external assessors to assist in assessing the risk. The result of the analysis is part of our credit rating for the company and drives the terms of financing. A credit application with a level of environmental risk that is too high may be rejected.

UniCredit Group is also in the process of developing a foreign trade financing screening tool to assist us in assessing the ecological, social and reputational risks in the importers' or exporters' country.

THE ILISU HYDROPOWER PROJECT

In 2007, Bank Austria joined an international banking consortium to finance the Ilisu hydropower plant in Turkey. We repeatedly assessed the Ilisu project using the best possible information at our disposal, including awareness of the arguments and protests against the project. Our preconditions for involvement in the project were strict. It was essential that the project sponsors be fully conscious of their environmental and social responsibilities and be committed to comply with the World Bank Standards.

It was significant that the project sponsors agreed to establish a committee of independent and internationally renowned experts on environmental, social and cultural issues to assume responsibility for the project's compliance with the World Bank Standards. Additionally, the state export credit agencies of Austria (Oesterreichische Kontrollbank/OeKB), Switzerland (SERV) and Germany (Euler-Hermes) have scrutinized the project to ensure its compliance with the World Bank Standards and have issued 153 terms of reference regarding the environment, resettlement, cultural assets and neighboring states, which must be fulfilled by the project managers.

A committee of experts report published in March of 2007 concluded that Turkey has not made much progress in fulfilling 150 terms of reference. Consequently, Mr. Rudolf Scholten, CEO of the Austria ECA (OeKB) announced that all involved ECAs (OeKB, Euler Hermes of Germany and SERV of Switzerland) have arranged to meet in Ankara to discuss this vital issue with the Turkish authorities. We trust that the ECAs who are taking the lead in this strict monitoring process will be able to work with the Turkish government to resolve these issues, and keep the project implementation on track as planned and in accordance with international standards. UniCredit Group follows the further development closely and will keep a keen eye on the fulfillment of the terms of reference.

The Equator Principles and project finance

The Equator Principles, a voluntary industry benchmark and framework for assessing and managing social and environmental risks in project finance, were developed by various financial institutions including HVB. The Equator Principles are based upon the International Finance Corporation Performance Standards and the Environmental Health and Safety Guidelines of the World Bank Group.

This section offers details on project finance and the environment, forming a global industry standard, revisions to the Equator Principles, the UniCredit MIB competence center, reporting, project categorization and group-wide Equator Principles alignment processes.

PROJECT FINANCE AND THE ENVIRONMENT

Project finance is used for large industrial projects and for investment in emerging markets. Cash flow from the underlying asset is the main source of repayment of loans under this form of financing. There may be cases where ecological and social risks increase the probability of loan defaults and of reputational impact.

Other key ecological and social risk factors that we scrutinize include governance in a project's host country and management's capacity and experience in coping with such risks.

FORMING A GLOBAL INDUSTRY STANDARD

HVB joined with other banks in 2003 to formulate a global industry standard that defines a thorough environmental and social review process. The standard enables financial institutions to better assess, mitigate and avert potentially negative effects of projects on society and the environment. In addition to requiring compliance with the Performance Standards and the EHS Guidelines of the World Bank Group, financing must comply with host country environmental and social laws and regulations. According to the Equator Principles, projects must be classified and categorized according to impact as follows: high risk (A), medium risk (B) or low risk (C). Management capacity of the client must also be assessed.

For projects considered high risk or medium risk, project sponsors are obliged to prepare an environmental and social impact study as well as an environmental management plan. The identified risks determine the scope of the analysis. In the case of high-risk projects, an external review of the impact study is required. In order to mitigate risk, the client must provide an action plan that is satisfactory to UniCredit MIB and demonstrate compliance with the Equator Principles. Some exceptions for medium-risk projects in high-income OECD countries may apply.

Social and environmental requirements are covenanted in loan documents, and the client has to report on a regular basis on the implementation and compliance with those covenants. Reporting frequency is dependent upon the risk category of the project. The Equator Principles stipulate that financial institutions will endeavor to bring a non-compliant client back into compliance if social and environmental covenants are breached. Credits can be cancelled for breach of such covenants if the breach is not cured within a predefined period.

REVISIONS TO THE EQUATOR PRINCIPLES

In 2006, the Equator Principles were revised to reflect financial institutions' experience with existing rules and to incorporate new IFC performance standards. In a broad stakeholder dialogue process, customers, civil society and development agencies commented on the new principles. HVB strongly supported the Equator Principles revision process and became the Chair of the Steering Committee.

In 2007, HVB coordinated the IFC comment period among Equator Principal Financial Institutions (EPFI) and played an important role in the stakeholder dialogue process related to the revision of the World Bank's EHS Guidelines. The EHS guidelines are sector-specific guidelines that replaced the Operational Directives Handbook of the World Bank. Since July 2007, HVB has headed the Outreach Working Group within the EPFI Management Structure and has worked to spread the spirit of the principles. Regional events in cooperation with the IFC are planned around the world in 2008.

In addition to involvement with the EP Outreach Working Group, HVB in its role as member of the Steering Committee is co-chairing two working groups, "Scope Review" and "Stakeholder Dialogue". The shared experience of participating in the working groups has yielded positive effects on our internal implementation of the Equator Principles.

For its efforts, HVB and ten other EPFIs received the Chairman's Award for Leadership in Sustainable Project Finance in London on 7 June 2007. This prize was awarded by the Financial Times together with the International Finance Corporation during the FT Sustainable Banking Awards.

THE UNICREDIT MIB COMPETENCE CENTER

Prior to the adoption of the Equator Principles in 2003, HVB had formed a team comprised of members from the Project Finance and Corporate and Social Responsibility departments to focus on the application of World Bank Standards in Project Finance. This team became the Equator Principles Team within UniCredit MIB. The EP Team serves as the competence center for staff involved in Project Finance. It organizes Equator Principles training and updates Project Finance management and staff on new developments. It has developed analysis tools and implementation manuals that assist Project Finance staff in assessing and categorizing projects, and has integrated Equator Principles assessment into UniCredit Group's credit policies and processes. The competence center receives expert support from qualified trainers.

In 2008, a training seminar on labor and human rights issues is planned to help project officers build awareness of these risks. IFC Performance Standards and the EHS Guidelines are included in sector policies currently under development. The record of accomplishment and the management capacity of each client are analyzed, and covenants appropriate to each credit facility are incorporated into documentation.

REPORTING

The UniCredit MIB Division regularly engages civil society, rating agencies and core clients on the progress made in transparent communication, as well as in implementation and development of sustainable policies.

The UniCredit MIB Equator Principles Team engages in discussions with its peers at other banks on a regular basis and meets with them at least twice a year. The team also meets under the auspices of the Equator Bank Initiative with civil society and export credit agencies once a year. The EP Team monitors and integrates the feedback of stakeholders in various ways, such as the development of sector-specific guidelines, credit policies and the calibration of its implementation processes and screening tools. The EP Team is involved in the development of best practices within EPFI initiatives that reflect the input of external stakeholder groups.

Projects financed and/or advised by UniCredit MIB to which the Equator Principles apply[3] were categorized on 31 December 2007.

Reports on activities during the fourth quarter of 2007 were not available at the time of printing of this report.

PROJECT CATEGORIZATION

Of the 31 projects financed or advised by UniCredit MIB as of 31 December 2007 to which the Equator Principles apply, one was an (A) project, 29 were (B) projects and one was a (C) project[4].

GROUP-WIDE EQUATOR PRINCIPLES ALIGNMENT PROCESSES

UniCredit Group is in the process of aligning all business Divisions and business lines to the Equator Principles.

A public announcement of our group-wide adoption of the Equator Principles will be made at the appropriate time.

UniCredit MIB's projects by sector and risk category[4]

PROJECT TYPE		CATEGORY A	CATEGORY B	CATEGORY C
Resources[5]		1	14	
Energy	Renewables		9	1
	Fossil Fuels			
Infrastructure			6	

Number of UniCredit MIB projects by region

		NUMBER OF PROJECTS
Europe	EU	4
	non-EU	2
America	North	11
	South	3
Africa		1
Asia		8
Australia & Oceania		2

3. As defined by Basel Committee on Banking Supervision, *International Convergence of Capital Measurement and Capital Standards* ("Basel II"), November 2005. http://www.bis.org/publ/bcbs118.pdf
4. High risk (A), medium risk (B) and low risk (C)
5. Includes oil & gas, mining & metals

Responsible investing

At UniCredit Group, many of our customers are committed to providing real benefits to society while maximizing their financial returns. That is why we provide our customers with the option of implementing socially responsible and sustainable investment strategies.

Our actions in this field include offering Socially Responsible Investing (SRI) asset products and adjusting the business model of HVB Wealth Management (WEM) to accommodate sustainable investment.

Socially responsible investing[6]

Pioneer Investments, the core of our Asset Management Division, offers three asset management products designed to enable investors to balance their need to maximize returns with their desire to adhere to ethical values. Presently two equity funds, the Global Ethical Equity Fund (€203 million AUM) and the Global Ecology Equity Fund[7] (€1,425.9 million AUM), are on offer and are complemented by a bond distribution fund, the Obbligazionario Euro Corporate Etico (Euro Bond Corporate Ethical Fund with €253.2 million AUM).

This section offers details on the role of the Ethical Committee, on governance and independence, on capitalizing on skills and targeting resource allocations, on the Pioneer Global Ecology SRI fund, and on the European Sustainable and Responsible Investment Forum.

ETHICAL COMMITTEE

The Global Ethical Equity Fund and the Obbligazionario Euro Corporate Etico benefit from input and counsel from an Ethical Committee. Active in research and analysis in a number of sectors, the Ethical Committee conducts in-depth research into climate change, African investment opportunities, banking and finance, skin graft and stem cell research, zero energy buildings and energy-plus buildings.

In order to ensure efficient, streamlined feedback and greater independence in research and evaluation, the operating rules of the Ethical Committee stipulate that it may include a maximum of 12 external members and a maximum of two UniCredit Group members. Following a strict set of criteria, the members were selected from the fields of science, academia and the private sector.

GOVERNANCE AND INDEPENDENCE

Pioneer Investments was the first asset management company in Italy to sign the "Protocollo di Autonomia" of the Italian Association of Asset Managers (Assogestioni) in 2001 and to add to its corporate constitution an article that defined the responsibilities of Independent Directors. In this vital area, the company has made steady progress, nominating a significant number of Independent Directors to its Board since 2000. Currently seven out of 13 board members, including the Chairman, are unaffiliated with UniCredit Group. Independent directors play a major role in the corporate governance and monitoring of the internal control system at Pioneer Investments. In fact, seven out of eight members of the Audit Committee are Independent Directors.

These important Independent Director majorities enable Pioneer Investments to manage its corporate governance independently from UniCredit Group. Pioneer has significant autonomy in the areas of operations, staff recruitment and the selection of many of its service providers (investment tools, custodians, fund administrators and investment research) and financial intermediaries.

CAPITALIZING ON SKILLS, TARGETING RESOURCE ALLOCATIONS

The investment process for Pioneer Investments' SRI funds was designed to capitalize on the Ethical Committee's skills and to target the allocation of resources to promising and sustainable companies. The ethical portfolios are constructed by the Portfolio Manager with the advice of the Ethical Committee and the Ethical Advisor. The ethical portfolios of Pioneer Investments feature two main types of investments.

The majority of investment in ethical portfolios consists primarily of securities included in ethical databases recognized by the financial community (FTSE4Good Global for equities, and ECPI Ethical Index Euro Corporate Bond for bonds) and the ECPI database. The remainder is devoted entirely to securities issued by companies that have a proven record of accomplishment in ethical and environmental areas (hereafter known as Distinctive Investments).

6. Disclaimer: We aim to provide accurate and current information on this report. However, we accept no liability for errors or omissions, or for loss or damage arising from using the information. We are not responsible for the content of other web-sites (or reports) linked to this report.
7. The Global Ecology Equity Fund formerly was an Activest Fund (the HVB asset manager). After the merger in March 2007 the fund became a Pioneer fund. Therefore, performance under Pioneer is related only to the period from 30 March 2007 to 31 December 2007. The one year and three year performance figures may only be reported through the inclusion of the Activest time range.

Responsible investing (Continued)

The Ethical Committee set research objectives in 2007, which are indicative of our approach. Distinctive Investments now account for 11.52% of the Global Ethical Equity Fund's portfolio.



PIONEER GLOBAL ECOLOGY SRI FUND

In March 2007 a new SRI fund, Pioneer Global Ecology, was added to the Pioneer Funds portfolio. Its investment strategy is designed to achieve capital appreciation over the medium to long-term by investing a minimum of two-thirds of its assets in a range of equities and equity-linked instruments issued by companies producing environmentally friendly products and technologies. Such companies include those operating in the fields of air pollution control, alternative energy, recycling, waste incineration, wastewater treatment, water purification and biotechnology.

Stock selection is monitored for sustainability issues by Oekom Research AG. To avoid conflicts of interest in evaluating sustainability issues, Pioneer Investments relies on external advisors to screen opportunities.

EUROPEAN SUSTAINABLE AND RESPONSIBLE INVESTMENT FORUM (EUROSIF)

We believe that transparency within the scope of socially responsible finance brings significant value and is a crucial factor that enables conscious choice and promotes a culture of social responsibility.

Pioneer Investments is committed to the Eurosif transparency guidelines. Pioneer Global Ecology Fund will be included within the scope of this commitment. Pioneer Investments has clearly defined its search, investment, control and monitoring processes in line with Eurosif's transparency guidelines and has dedicated an entire section of our Italian website to SRIs in order to highlight this important issue.

Sustainable investment

UniCredit Group has taken note of the enormous potential sustainable investments have demonstrated in the recent past, the development of a comprehensive portfolio of sustainable investment products over the past five years and a rising interest on the part of the public in environmental and climate-related issues. Thus in Germany our Private Banking Division, through HVB's division of wealth management (WEM), moved to make sustainable investment part of its core business in 2007 and was properly positioned to benefit from the fact that sustainable mutual funds outperformed "classic" funds by 0.5% in Germany in 2007.[8] In order to integrate sustainability into the WEM business model, we set a long-term goal of having ten percent of our Private Banking customers' assets in sustainable investments.

SRI key figures

Annualized one year return

Global Ethical Equity: -7.81%

Global Ecology SRI Fund: 11.01%

Obbligazionario Euro Corporate Etico: -1.14%

Annualized three year return

Global Ethical Equity: 8.70%

Global Ecology SRI Fund: 23.24%

Obbligazionario Euro Corporate Etico: 0.13%

8. FER-report, January 2008.

Transparency

UniCredit Group is committed to providing our customers with straightforward and transparent information that empowers them to make the best decisions according to their own financial interests and needs.

Our activities in this field relate to innovative transparent approaches, Cittadinanza attiva, communicating with our customers, PattiChiari, financial literacy initiatives, MiFID and the Consolidated Banking Services Agreement, and standardizing Personal Financial Advisor processes.

Innovative transparent approaches

In 2007, our commitment to innovative transparent approaches to our Retail customers and markets was centered on two key initiatives – *Trasloco Facile* and *Genius Ricaricabile.*

TRASLOCO FACILE

Our *Trasloco Facile* service in Italy provides fluid current-account mobility for our Retail customers. The first service of its kind in Italy, *Trasloco Facile* was designed to simplify and standardize our customers' ability to initiate or terminate their banking relationships. *Trasloco Facile* offers a concrete response to the suggestions made by several consumer associations and public authorities on this issue.

When activated, the service enables our Retail customers to delegate authority to UniCredit Banca, our primary Italian retail bank, to terminate their previous bank accounts and transfer all relationships and related services to the bank of their choice. We do the job whether we are transferring a new customer from another bank to UniCredit Banca, or the other way around. Our staff takes full responsibility for the successful completion of the transfer process, freeing the customer from spending their valuable time deciphering and executing the kind of administrative chores that we specialize in handling effectively and efficiently.

We extended the *Trasloco Facile* service to our SME unit in May of 2007 and the service was available at Banco di Sicilia, Banca di Roma and Bipop Carire by October of the same year. By the end of 2007, UniCredit Banca provided this service to more than 56,000 Retail customers and to more than 2,000 SMEs.

GENIUS RICARICABILE

Because some of our Retail customers are increasingly sophisticated about financial services and account-related costs, we developed *Genius Ricaricabile.* This product financially empowers our customers by putting them firmly in control of the fee structure of their bank accounts through the responsible management of well-defined usage rules. This credit account has limited fees that can be reduced to zero by making use of its recharging features.
Genius Ricaricabile includes all the tools our Retail customers need: two international ATM cards, internet banking services, automatic bill payments, no limit on ATM transactions and a fixed number of branch transactions. Because customers are given control of their own fee structure, it is easier for them to keep a close eye on account-related costs and credit card functions.

PattiChiari ("plain bargaining")

During 2007, Unicredit Banca continued to participate in the PattiChiari Project - a broad consortium of Italian banks working to provide their retail customers with greater transparency and ease of comparison among banking products. In doing so, the bank is simply continuing in its tradition of empowering customers, with the instruments and information they need to make better choices. Our aim is to continually broaden the foundations of a relationship with our customers that is based on a high level of trust and mutual understanding.
The initiatives of PattiChiari concentrate on concrete, finite issues, connected with retail banking services, savings accounts and lending. Among the main activities of the consortium in 2007, two initiatives in particular are worthy of note: *Cambio conto* and *L'indicatore sintetico di prezzo* are both designed to ensure that customers are fully aware of the comparative terms of the different types of bank accounts available to them.

Cittadinanzattiva ("Active Citizenship")

UniCredit Group has collaborated with *CittadinanzAttiva*, a prominent Italian consumer rights organization, on the subject of "investigating the use of electronic monetary and payment systems". The project investigated levels of public understanding, changes and developments in payment methods and the issues that affect usage patterns. At the end of the investigation, an informative brochure was developed, offering advice to consumers on the proper and secure use of these tools.

Communicating with our customers

We know that our customers appreciate transparent and open channels of communication, because they want and need to know about our products and services and the value that we can generate for them in comparison with our competitors. We make an effort to periodically review all documentation sent to customers (e.g., account statements and communications related to changes in pricing) to ensure that clear and simple language is used.

We use multiple channels to keep our Retail and Corporate customers up to date on important upcoming events and potential items of interest, and to provide them with detailed information on our products and services, interest rates, fees and expenses.

For example, Zagrebačka banka in Croatia has launched a new campaign called, "With expert advice, achieve more!" and produced a thematic booklet called, "Life as an investment horizon" that seeks to raise general awareness about savings and investment and the need to preserve the value of assets. These materials are available to our customers through branches and the website. In credit financing, Zagrebačka banka has made it easier for our customers to compare products with our competitors by highlighting "effective rate of interest" (EKS), as regulated by the Croatian National Bank. Our customers are not only presented with the actual price of the product during negotiations, but they also receive Zagrebačka banka's payment table.

Our commitment to transparency is also evident in our efforts to comply with local regulations (e.g., the Italian regulation Dlgs 385/1993 and subsequent updates). These regulations require maintaining a high level of efficiency in internal processes and they improve our ability to provide information to our Corporate customers in a clear and transparent manner.

Easy access to account statements online is important to our customers, and we have taken steps to meet their needs. For example, we have integrated account statement printers at all branches into the HVB Direct B@nking system to enable our Private Banking customers to access their latest account statements online and save paper.

Financial literacy initiatives

UniCredit Group supports initiatives that promote the financial literacy of our customers, including financing for young adults, teens and children and workshops and road shows.

FINANCING FOR YOUNG ADULTS

We support the first banking needs of young adults, and we seek to enhance their financial literacy and empower them to increase their savings and reduce their costs. In Italy, for example, we designed *Genius Giovani* for our 18 to 30-year-old Retail customers. *Genius Giovani* provides participants with specific payment tools, services (e.g., international ATM cards, credit cards, unlimited transactions and internet banking services) and special rates on loans to enable our young adult customers to meet their financial needs and become accustomed to managing their assets through a zero-fee investment account and dedicated personnel support in branches. For university students 27 years old or younger, *Genius Giovani* is free.

FINANCING FOR TEENS AND CHILDREN

We aim to enable teenagers to learn how to manage their first savings accounts and daily expenses while allowing parents to control their children's economic safety without impinging on their sense of autonomy. In Italy, for example, we have developed *Genius Teen*, a free deposit account for our Retail customers who are 13 to 17 years old. We offer participants special financial products to meet such personal needs as buying a personal computer or going on holiday. *Genius Kids* is another Retail Banking product that is aimed at the parents of children 12 years old and younger.

WORKSHOPS AND ROAD SHOWS

In cooperation with the eight banks that are members of the Croatian Banking Association, we implement free workshops to educate the public on the successful management of personal and family finances as a part of a project to promote the concept and practice of socially responsible business in Croatia. Our awareness-raising activities in Turkey in 2007 include the Independent Film Festival and the Cinema Concept Road Show, which travel to universities and are aimed at improving financial literacy among young people.

The Markets in Financial Instruments Directive[9]

Following the implementation of the MiFID Directive in Italy on 1 November 2007, UniCredit Group adapted its service model and products to comply with MiFID regulations.

The retail business has been primarily affected, and the principal changes have impacted customer classification, investment advice, inducements, information to customers and conflicts of interest.

9. i.e. with respect to its dictates on selling the appropriate products to the appropriate customers both in terms of responsible lending and in terms of investment products.



CUSTOMER CLASSIFICATION

All customers are now classified (e.g., as eligible counterparties, professionals and Retail customers). Most customers have been classified in the Retail customer category, which affords the highest level of protection. In most cases, customers may request a different classification.

INVESTMENT ADVICE

UniCredit Group has determined that it will always provide retail customers with investment advisory services together with other investment services, such as order reception and transmission of orders, execution of orders, subscription and placement of financial instruments, and trading on account (including OTC derivatives negotiation). Only suitable financial instruments may be recommended and a suitability test is always performed. In light of this, we have taken the following actions:

- A questionnaire has been drawn up to collect information evaluating the suitability and appropriateness of investments;
- Two main investment advisory processes have been implemented:
  - *"Advice given at the bank's initiative,"* in which the bank offers only suitable financial instruments;
  - *"Suitability evaluation of specific orders initiated by the customer,"* in which the bank will advise on the suitability of a financial instrument that the customer has ordered.

INDUCEMENTS

The introduction of the MiFID Directive has significantly affected the asset management business. As of June 2008, banks may no longer receive any implicit management fees. Therefore, UniCredit Group has reviewed its range of asset management instruments on offer to customers and has put into place a procedure for the disclosure of inducements both paid and received where the inducement itself is lawful.

INFORMATION TO CUSTOMERS

We have drawn up new materials to provide the customer with adequate information on the nature of financial instruments, the risks associated with them and the measures for the execution of orders intended to ensure the best conditions for the customer (e.g., Execution Policy, Transmission Policy, etc.).

CONFLICTS OF INTEREST

The MiFID Directive significantly improves approaches to conflicts of interest. Specific policies and related procedures are under consolidation in order to identify, manage and disclose, if needed, the existence of potential conflicts of interest.

Standardizing Personal Financial Advisor processes

UniCredit Xelion Banca is our specialized Private Banking company that focuses on the provision of independent advisory services. It promotes transparency for our Private Banking customers by standardizing PFA processes through its Xelion Advice program, which is MiFID compliant. Xelion has also created a dedicated unit to support our PFAs, to conduct training courses and to assess the impact of Xelion Advice.

Service innovation

UniCredit Group believes that profitability is the inevitable byproduct of delivering superior service and appropriate solutions that meet the needs and aspirations of customers. Our service innovation strategy is based upon business sustainability principles. We consistently generate value for our customers and stakeholders through our network, through specialization, through optimizing our retail-banking channels, through our niche focus and through our attention to socially marginalized customers.

Our actions in this field include the development of specialized customer support, innovative products, niche products and services, optimized retail banking channels & services and internet banking services.

Specialized customer support

At UniCredit Group, we seek to provide our customers with highly specialized customer support and to increase their satisfaction with our work. Our actions in this area include sharpening our skills, enhancing our services, simplifying our processes, upgrading our capacity, deploying best practices, launching pilot projects and customizing our analyses.

SHARPENING OUR SKILLS

Last year one of the many special customer support initiatives we launched was the *Best in First* service model in Italy. Designed to sharpen the service skills of our Personal Banking consultants, this initiative capitalizes on lessons learned and improves the quality of service delivered to our Retail customers through a rigorous training regimen. We have already developed a modular training program for our elite performers (through the European Financial Planning Association's certification program) for 2,000 consultants. The initiative also includes a component designed to provide mentoring for consultants who might benefit from one-on-one guidance.

ENHANCING OUR SERVICES

We know that effective customer service requires dedicated teams who can provide high quality service, monitor service quality, enhance processes and coordinate operations throughout our bank in order to provide fast and appropriate solutions to customer service issues. One of our many initiatives to enhance our services last year was to prioritize the formation and placement of Customer Service Teams (CSTs) at each of our 27 Bank Pekao hubs in order to improve service for our hub customers.

"I'M A CUSTOMER"

The Retail Division's *"I'm a Customer"* initiative is one of the largest and broadest organizational training projects ever realized by a bank. Designed for all our Italian mass-market assistants and bank tellers, the *"I'm a Customer"* workshop devotes two and a half days to the principles of emotional intelligence and customer satisfaction. The program began in March 2007 and aims to reinforce the culture of excellence embedded in the services offered to our customers.

This project goes to the heart of the most important aspects of our work. Not only does it contribute to our bank's customer-oriented identity, but also it leverages the competitive advantages we already possess. UniCredit Banca is investing in organizational training projects without equal in terms of importance, scope and the number of resources involved. We are pleased to be investing in our bank tellers and in our mass-market assistants - in other words, those colleagues who have first contact with our customers.

"I'm a Customer" is specifically defined as an organizational training project because it intervenes directly into the company's organization, leading in the end to a stronger corporate identity and culture.

SIMPLIFYING OUR PROCESSES

In order to simplify the mortgage process for our Austrian customers in 2007, we designed and established housing finance centers in each of our four market regions in Vienna. By bundling knowledge and tools from our larger branches into each center, our relationship managers' capacity to service our customers was optimized.

UPGRADING OUR CAPACITY

A further enhancement to our current service model in the CEE is the rollout of dedicated teams and products for cross-border customers. In each CEE Corporate department, a specific international desk with Italian, German and English speakers has been created to provide a one-stop shop to support customers from abroad in developing businesses in the local market. Our customers benefit from this efficient access to tailored international products, as well as from the easy access to UniCredit Group's international network. As an additional service to our Corporate Customers, CEE corporate departments are also providing access to European Union funds and other UniCredit Group financing products.

DEPLOYING BEST PRACTICES

We continue to improve our retail service model in the CEE, mostly in the area of advice. With regard to the investments of individuals, a structured approach was developed from UniCredit Group best practices that allowed us to listen better to customer needs and objectives, to propose consistent courses of action and to conduct regular follow up.

LAUNCHING PILOT PROJECTS
We conducted a thorough assessment of small business service models and market potential at the CEE level. Following this assessment, at the end of 2007 we started a pilot project with two of our banks to improve upon our current model and service delivery for customers. Other banks will follow in 2008. We also launched a project offering credit protection insurance to safeguard borrowers against death, disability and unemployment, and a microfinance program was dedicated to small enterprise.

CUSTOMIZING OUR ANALYSES
We are focused on serving our affluent Retail Customers better. In Austria, for example, we developed AssetCheck to analyze the asset allocation of our clients. The customized reports, advisory services and an individually balanced asset allocation for each customer's investment have elevated the quality of services that we can now offer through Bank Austria. Along with the risk/return analysis that we now provide, we also are able to provide our customers with direct feedback on ways to improve the asset allocation in their portfolio.

Innovative products

UniCredit Group continues to develop innovative financial products to meet the many needs of our extremely large and diverse customer base, which now spans 23 countries in Europe. Our new products include special business accounts and mass bill payment systems.

SPECIAL BUSINESS ACCOUNTS
We find it important to come up with products for our Corporate SME customers' private and business banking needs. *Willkommenskonto Business* in Germany is a special business account that we designed for these customers that features strong transparency features.

AUTOMATED BILL PAYMENTS
We develop new and convenient ways for our customers to conduct transactions and meet their financial obligations. For the convenience of our Polish customers, for example, we are in the process of developing the *Wygodne Rachunki* system of automated bill payments. Bank Pekao is extending its network of cooperating agents, dramatically expanding the number of payment drop off centers where customers can pay their cable TV, gas and energy and telephone bills among many others. Soon there will be roughly 2,000 payment centers.

Niche products and services

UniCredit Group is working hard to ensure that everyone has equal access to our financial services. That is why we proactively develop customized products to meet the financial access needs of our niche customers, including high-tech startups and the disabled.

FINANCING FOR HIGH-TECH STARTUPS
We support high-tech startups through purpose-designed credit granting processes and services. For example, UniCredit Banca looks forward to strengthening this vital sector in 2008 by granting low initial indebtedness rates to meet the sector's financial needs, while in the German market we implemented *Concept GrüN (i.e. Gründung und Nachfolge* is translated as "startups and successors") for startups with a view to supporting both entrepreneurs and the German economy. We offer specific product packages to meet the diverse needs of each entrepreneur, and at present we are busy training our core German team of 40 specialists who will focus on the needs of this innovative group of customers, including small entrepreneurs.

SERVICES FOR THE DISABLED
UniCredit Group is working to increase the accessibility of our financial products and services. In Germany, for example, we were the first service provider in Europe to introduce Braille-imprinted service and savings cards. By collaborating with the German Federation of Blind and Visually Impaired People, HVB and the card manufacturer Giesecke & Devrient, which exclusively supports this project, have set an important example for supporting people with disabilities. The aim of this joint initiative is to offer our blind and visually impaired customers easier-to-use plastic cards.

We are working to break down barriers for our disabled customers in other areas within our control as well (e.g., seeking wherever possible to make our branches and ATMs wheelchair-accessible). The optimized channels described below are a key component of our efforts to improve the accessibility of our banking services for people with disabilities.

Optimized retail banking channels and services

The growth and development of innovative banking channels increases our ability to reach more customers and to offer packages at lower prices. The self-service approach represents a significant opportunity to provide our customers with new ways to save time, simplify their transactions and increase their overall level of comfort while at the same time reducing expenses (e.g., *Genius One* costs €1 per month and *Imprendo One* costs €5 per month).

Service innovation (Continued)

We offer our Retail customers a broad range of value added services, saving them money because today's customers deserve to have a modern and efficient relationship with their bank. According to the agency, Grandi Numeri, more than 60% of all Italian customers still use branches, at least once a month. 96% of them go to branches to withdraw cash, while 59% of them go to deposit cash, spending an average of 15 minutes in line for each transaction. 95% of all people interviewed preferred ATMs, and 66% evaluated financial institutions based upon the self-service personal banking options they could provide to the customer.

Optimized Retail Banking channels now account for 69% of all major transactions (e.g. deposits, withdrawals, bank transfers, tax payments, MAVs and utilities) traditionally executed at the branch level. This positive trend is a direct consequence of our investment of €34 million to train 800 employees in ATM and Kiosk client coaching.

This section details our optimized channels including our *it's easy to save time* project, Telephone Business Service Centers, and exclusive channels and innovative products and tools to serve our SME customers through Confidi. This section further details our optimized services including purpose-designed credit granting processes and standardized credit-products and collateral for small business customers and professionals. Online banking, which is a key optimized channel, is also addressed below in its own section.

IT'S EASY TO SAVE TIME

In Italy, our *"It's easy to save time"* project in 2005 was designed to meet evolving customer needs through the development of optimized retail banking channels for our traditional branches. We invested €176 million over five years (2005 to 2009), and by 2007 we had 1,980 second generation ATMs, 2,100 multimedia kiosks and a full complement of online personal banking options in Italy.

Between 2004 and 2007 we reduced our cash operations by 20% and succeeded in shifting many core operations to our ATMs in Italy. Our total number of transactions has increased to 96.3 million in 2007, significantly increased from 66 million in 2004, and we have approximately 6,140 ATMs (including second generation ATMs) installed in our branches, up from 5,820 in 2006 and 5,167 in 2005.

Our multimedia kiosks now play a positive role in our Italian Retail Customer's banking experience, permitting them to execute almost all types of non-cash transactions and make payments via ATM.

TELEPHONE BUSINESS SERVICE CENTERS (BSC)

In response to feedback from our Austrian customers, we set up Business Service Centers (BSC) in Austria to allow our Retail Customers to conduct their banking by telephone, email or fax from 8.00 am to 6.00 pm. The project began with a small pilot program involving roughly 5,500 customers in one region of Vienna in March of 2007. The pilot program was a success and we decided to roll out the concept across Austria in the spring of 2008. Following the rollout, we project that we will have serviced roughly 16,400 customers in the BSC in three locations - Vienna, Klagenfurt and Salzburg.

CONFIDI

In Italy, UniCredit Banca has developed a strong partnership with Confidi, a consortium guaranteeing the credit exposure of SMEs and facilitating short, medium and long-term loans. Confidi has long been a preferred financial partner for Italian SMEs. This is why



UniCredit Banca has developed exclusive channels and innovative products and tools to serve our SME customers better through Confidi. These include specialist teams in every Regional Office dedicated to Confidi and its member companies. They identify products and solutions that address local needs, including locally issued bonds, tranched credit risk protection and local networking. Confidi credit ratings have significantly reduced the time from application to loan approval and delivery for its member companies.

K@R.AT

In December 2007, *K@r.at*, a process providing support for standardized credit-products and collateral for small business customers and professionals in the Austrian Retail network, was fully deployed to maximize our efficiency in granting credit.

Internet Banking

The internet enables our customers to conveniently execute financial transactions from anywhere at anytime. At UniCredit Group, we are paying close attention to the potential of internet banking to transform our relationships with our customers in all of our markets.

BANCA MULTICANALE

By the end of 2007, 1.7 million of our Italian Retail Customers had purchased the Banca Multicanale service, up 28% from the previous year, with an increase of 38% year on year of enabled current accounts. The number of individual customers rose to nearly 1.4 million, while the number of small enterprise customers rose to 355,000, up 70% from the previous year.

Because of Banca Multicanale's fine performance, UniCredit Banca received the 2007 Financial Innovation award from Milano Finanza for "Sportello ATM Evoluto," the Interactive Key Award 2007 "Best Corporate Web Site" and the 2007 Web Oscar of LABItalia System and Associazione della Comunicazione Pubblica.

1-CLICK ADVICE

In Italy we established a new finance portal for our Private Banking Customers called *1 Click Advice*. Additionally, we created innovative products including certificates and structured products that are channeled to relevant customers by specialists from the Global Investments Division.

E-ZABA

In Croatia, 38,087 business entities had internet accounts in 2007. Our *e-zaba* Corporate internet-banking platform handled more than 18 million cashless payment orders in 2007. Our Corporate Customers use the *e-zaba* platform to execute payments abroad as well, with 230,428 orders for payments in 2007.

PEKAOBIZNES24

In Poland, we continue to develop our *PekaoBiznes24* Corporate internet-banking platform. *PekaoBiznes24* is a modern on-line banking system that substantially facilitates funds management and allows our Corporate Customers to settle their payments on-line throughout the entire business day.

In 2007, we made several modifications to enhance security and system ergonomics. We also added payment features and targeted process improvement. Our Corporate Customers are increasingly interested in our internet-banking platform, and we have seen a jump in the number of our corporate clients holding internet current accounts from 1,500 in 2005 to 8,500 in 2007.

We look forward to launching several new and important internet channels in 2008, including "Straight Through Processing" for foreign payments, the development of a trade finance module and the introduction of EuropeanGATE, which will enable our Corporate Customers to manage their accounts in Poland and abroad within UniCredit Group.

We are finding that our Polish customers are also enthusiastic about our *Pekao24* retail and SME internet-banking platform, as well as our *PekaoFirma24* SME internet-banking platform.

The total number of our customers with access to our internet banking platforms continues to increase, from 2.1 million in 2005 to 2.6 million in 2007. Of these customers, roughly 500,000 had internet current accounts, compared to approximately 300,000 internet current accounts in 2005.

RETAIL AND CORPORATE INTERNET BANKING IN TURKEY

In Turkey, the number of internet current accounts at YKB has remained relatively stable over the past two years. We now have roughly 950,000 individual Retail internet banking customers and more than 80,000 Corporate internet banking customers.

PRIVATE BANKING ON THE INTERNET

There were 23,547 internet current accounts at UniCredit Private Banking in Italy in 2007, an increase from 20,641 accounts registered in 2006. Italy also accounted for 494,122 internet-banking transactions in 2007[10], which represented 49% of the total number of Private Banking internet transactions we processed.

10. The figure refers only to trading transactions and money transfers

Complaint management

Managing our customers' complaints is a vitally important part of our business, both from a regulatory and a customer service point of view. Complaint management is the formal process that allows us to properly record and resolve a complaint. This process incurs not-insubstantial direct and indirect costs but is well worth the expenditure because each complaint reflects the direct experience and opinion of one of our customers, and provides an excellent reference point from which to improve our performance.

At UniCredit Group, we strive to transform the knowledge that we derive from our customers' complaints into tangible value to ensure the long-term sustainability of our business.

Our actions in this area include handling complaints within 48 hours, increasing our capacity, relaunching systems and standardizing processes, listening to suggestions, creating special Units, implementing quality control projects, coordinating our Units, maintaining open lines of communication and pending lawsuits.

Handling complaints within 48 hours

One of the steps that we have taken to improve our response time was the development and implementation of the Q48 complaint solution process for our Retail Branch network in Italy. This provides for the handling of complaints within 48 hours of their being lodged. Our strength in acting on complaints is a core component of our culture, as reflected by the numbers: from 2005 to 2007, written complaints decreased by 71%, and from 2006 to 2007, by 51%.

The average time we took to resolve the complaints from Retail Customers was reduced in 2007, while in the same time period we managed and closed almost 110,000 recommendations with the Q48 complaint solution process.
Customer satisfaction with our handling of their complaints was slightly above the average for the banking sector.

Increasing our capacity

Our numbers for Germany are not directly comparable with Italy, primarily because at present we are using the HVB Complaint Management System to measure the volume and nature of complaints. Germany is steadily increasing its capacity in this vital field, better enabling us to identify specific areas of concern, to openly address and resolve challenges, to demonstrate our interest in our Retail and Corporate Customers' needs and to settle complaints in a professional manner.

The percentage of our Retail customers with a complaint in Germany has remained steady over the past two years, varying between 7.3 percent and 7.8 percent.

Number of recorded complaints by country, 2006-2007

NUMBER	2007	2006
Italy	4,271	8,737
Germany	39,496	24,271
Austria	7,969	7,846

The sharp increase in recorded complaints for Germany is due to the implementation of simplified procedures that facilitated the complaint recording process. The low numbers for Italy are because complaints that are successfully managed and closed through the Q48 process are not recorded.

Listening and responding to suggestions

We try to listen and respond to all of our customers' legitimate comments and complaints. For example, in Croatia, we fielded and recorded 47,443 complaints delivered in person, by email or by telephone in 2007 (21,244 of which were from Corporate Customers) and were able to send responses to all of them. We received the most Croatian customer complaints about Giro accounts, Go!Card, e-zaba Corporate internet banking, Maestro cards and MasterCards.

The Go!Card is a new product that we are working hard to improve in line with our Croatian customers' comments and suggestions. We also field complaints about our ATM and Point of Sale (POS) devices. We will continue our efforts to resolve these issues. According to the data we have collected, the highest number of complaints relates to customers' Kuna accounts and e-zaba Corporate internet banking. Most of these complaints stem from unrecognized transactions per account, which are a result of the way our business counters are currently set up and the way we have been processing orders through our direct channels. We are committed to changing these processes and we expect the number of complaints to be significantly reduced in the near future.

Fine-tuning complaint management processes

Our efforts to make specific adjustments to complaint management processes include creating special Units, re-launching systems and standardization, implementing quality control projects, coordinating Units, maintaining open lines of communication and resolving disputes through Ombudsmen.

CREATING SPECIAL UNITS
Special Units facilitate the monitoring of all steps involved in the complaint management process (e.g. a complaint examination and registration process, definition of statistical data for complaint reporting and a recommendation process to relevant bank offices to transform complaints into strategies to improve our service to the clients). In Poland, for example, we tasked a special unit to handle the complaints of companies with annual revenues between €2.5 and €65 million that form our Mid-Corporate customer base in this country. In response to their comments and suggestions, we have established a mechanism to manage claims and monitor the time and quality of our responses. We have also nominated Operational Officers and Managing Directors to oversee the complaint management process within all of Bank Pekao's branches and regions. All complaints and details are recorded in a central system called REK. In Poland in 2007 we received approximately 40,000 complaints from both Retail and Corporate customers, down slightly from the approximately 43,000 complaints we received in 2006.

RELAUNCHING SYSTEMS AND STANDARDIZING PROCESSES
We relaunched our Private Banking complaint management system and standardized processes at BankPrivat and Schoellerbank in Austria. As a result, we have implemented a new system of reporting to determine the reasons for customer complaints and to evaluate customer complaint behavior to facilitate a more proactive form of customer satisfaction management.

IMPLEMENTING QUALITY CONTROL PROJECTS
UniCredit Group supports specific initiatives to promote quality in everything we do. For example, we continued to implement two key quality control projects that were launched in Poland in 2006. The first of these projects was designed to enhance our credit processes, e-banking, claims, cooperation and coordination processes. The second project actively implements tools to measure Corporate customer comments and the reasons they gave for closing their accounts.

COORDINATING UNITS
In Turkey, YKB has an extensive program that works in concert with the Quality Department *(Kalite ve Şikayet Yönetimi)* to deal with our Turkish customers' requests and complaints. We continue to diversify our products and services in Turkey with a careful eye towards Customer Relationship Management (CRM) tools and statistical models, the sub-segmentation of customers and ongoing research on customer expectations. We are working to develop a single integrated tool to be deployed within all YKB complaint Units. Our goal is to develop a standardized approach to managing the complaint cycle.



MAINTAINING OPEN LINES OF COMMUNICATION
We maintain several contact channels (e.g. representatives, email, SMS and traditional call centers) to receive our Retail & Corporate Customers' complaints. We work to understand our customers and their needs and we do our best to resolve complaints as quickly as possible. We leverage modern technology to process customer requests and ideas quickly so that we can provide feedback and develop a comprehensive improvement process.

Pending lawsuits

At the end of 2007, the UniCredit Group was involved in three lawsuits for damages and in several revocatory lawsuits brought by some of the Parmalat Group Companies.

There were also pending some lawsuits opposing the winding-up balance.

The UniCredit Group believes it will be able to prove that it was not, nor could have been, aware of the situation of insolvency of the Parmalat Group; that being said, as far as are concerned, the revocatory lawsuits provisions have been made for an overall amount considered consistent with the risk of loss on the various lawsuits.

More details, about both the most relevant among the above lawsuits and the lawsuits originated by the criminal investigations carried out between the end of 2003 and the end of 2005 on some employees and managers of the former Capitalia, presently UniCredit, may be found in the consolidated UniCredit Group annual report.

Corporate derivatives

Derivatives products are financial instruments whose characteristics and value depend upon the characteristics and value of an underlier typically a commodity, bond, equity, interest rates or exchange rates. The main varieties of derivatives are futures, forwards, options and swaps.

A swap is a contract in which two parties agree to exchange periodic interest payments, based upon a notional principal amount.

Italian companies are historically characterized by high level of debt that is indexed at a floating-rate. In 2001, most of the interest rate swaps dealt by Italian companies were structured convert the floating interest cost of the loan into a fixed one. In this way, the companies protected themselves against any rise in floating rates.

In 1999 UniCredit Group reorganized its business model in order to offer specialized and diversified services to different kinds of clients, such as families and companies.

This reorganization drove the Group to answer specific needs, such as the companies' requests for derivative products.

UniCredit Banca d'Impresa (UBI) corporate derivatives business reached its peak in 2002. From December 2001 to December 2002, the notional amount of interest rate derivatives increased to around €31 billion, then decreased slowly down to around €26 billion at the end of 2007.

At the end of 2007, the weight of interest rate derivatives was approximately 95% of the total UBI corporate derivatives business. During the 2007 fiscal year, in a context of rising interest rates, the net negative Mark-to-Market of interest rate corporate derivatives decreased by ~40% from €1.5 billion to approximately €900 million.

At the end of 2007, the total number of UniCredit Banca d'Impresa corporate customers with an interest rate derivative was around 8,600 (~8% of UBI client base).

Claims

Since the number of claims registered on corporate derivates increased in 2007 as a result of market developments and media coverage, UniCredit Banca d'Impresa has further strengthened its assistance for customers in this area, thereby facilitating the settlement of the majority of claims.

In 2007, UBI received a total of 793 claims concerning the derivatives business - a number considered to be within normal bounds for a banking operation of our size and scope. Around 80% of these claims have been resolved.

Reorganization

In 2007, UniCredit Banca d'Impresa completed the business process of reengineering for derivatives products, with a focus on the reorganization of sales force activity.

The sales force has been segmented to align with the complex of customers' needs and to meet the criteria of our customer-centric approach.

A Customer Care Unit has been set up, with the aim of providing an effective aftersales service to the clients.

Also, a Customer Care Derivatives Executive Committee was established at the beginning of the second half of 2007.

The result is a significant improvement of the monitoring of post-sale operations, as well as the customized management of our individual accounts. This has led to improved response time to customer complaints and consulting requests.

Due to the MiFID regulatory framework (1 November 2007), UniCredit Banca d'Impresa adapted its service model and products to comply with the regulation.

UBI offers a dedicated investment advice service for the negotiation of derivatives products. To this end, new processes for advice and sales of derivatives together with new contractual terms for this asset class have been defined.

In addition, under MiFID provisions, in order to comply with offsite offerings, UniCredit Banca d'Impresa's financial advisors shall subscribe the dedicated register.

Customer satisfaction

We build long-lasting relationships based on dialogue and cooperation by constantly focusing on our customers' needs.

We endeavor to pool and leverage all the banking know-how available at UniCredit Group in the service of our customers, regardless of location. This approach enables sustained growth in the European market, which has undergone a remarkable transformation in the last several years in terms of increased competition and monetary and fiscal policies.

TRI*M index for Germany and Italy, 2004-2008



70
68
66
64
62
60
58
56
54
52
50
Italy
Germany
49
52
58
61
62
64
2004
2005
2006
2007

UniCredit Group's international profile poses certain challenges to our capacity to meet the expectations of all the communities we serve. In response, we have made significant investments, which allow us to maintain our local personality while operating on an international basis. For example, the Retail Division has made extensive investments in cross-border strategies and service models, which can effectively be scaled across a common service-oriented culture.

Our actions in this area include implementing the TRI*M Index and acting on results, customer surveys and developing new customer satisfaction tools and initiatives.

The TRI*M Index

UniCredit Group uses the TRI*M Index to monitor the satisfaction of its customers across our Divisions. While the Index is in use in the CEE Division as well, this section primarily details the role of the TRI*M Index in our Retail and Private Banking Divisions.

RETAIL DIVISION METHODOLOGY

The Retail Division has established a clear methodology built around the TRI*M Index, a licensed model of the TNS research company, to reliably assess customers' comparative satisfaction levels in all 23 countries where UniCredit Group operates. The TRI*M Index is a proprietary scoring system that measures the quality of the consumer experience based on a synthesis of four questions in customer satisfaction surveys. These four questions are: How much are you satisfied with the service provided by the bank? Would you recommend the bank to a friend? Should you have the chance of changing banks, would you choose our bank again? and How is the service provided by the bank compared to competitors?

Answers are weighted and a score of one to 100 is assigned. The TRI*M Index measures customer satisfaction in terms of products, processes, service quality, sales networks, etc. It also monitors customer loyalty, identifies opportunities and challenges with reference to different territories, products and/or services, determines priorities for intervening in products and processes in order to improve service quality and response time, and compares performance over time.

In order to improve our understanding of our Retail customers' needs, we match highly aggregated information with the front-line insights of branch employees and managers. In this way, we generate value for our customers and stakeholders. Those customer-satisfaction ratios are a key factor in the Retail Division's bonus system, illustrating our commitment to transforming customer satisfaction data into concrete action.

In Italy, we have succeeded in raising our *TRI*M* retail customer satisfaction levels from 49 in 2004 to 62 in 2007 and, in Germany, from 61 in the second half of 2006 to 64 in 2007. In Austria, Bank Austria scored a 60 and a 68 on the TRI*M Index in the Affluent and Mass Market segments respectively.

TRI*M AND PRIVATE BANKING

Since 2004 we have measured the Customer Satisfaction Index annually. In this time, it has increased a great deal, from a rating of 66 in 2004 to a rating of 72 in 2007. At Xelion, our personal banking customers' satisfaction with their Personal Financial Advisors was measured as 77 on the TRI*M index, a slight decrease from 78 in 2006 and 79 in 2005. In Austria in 2007, our BankPrivat scored a 66 on the TRI*M Index, while our Schoellerbank scored a 72.5.

Customer satisfaction (Continued)

In Germany, WEM measures the satisfaction of our Private Banking customers through standardized comprehensive and structured interviews several times a year and relies on the TRI*M Index as a benchmark, scoring a 71 in both 2007 and 2006. In Turkey in 2006 at YKB our overall Mass TRI*M Index score in 2006 was 74, our Upper Mass TRI*M Index was 75, our SME TRI*M Index was 68, our Private TRI*M Index was 76 and our Corporate & Commercial TRI*M Index was 89.[11]

ALTERNATE MEASUREMENT SYSTEMS

Results in the table below show significant growth in our Croatian customers' satisfaction with Zagrebačka banka when measured on a scale of 1 to 5. Impressive growth was recorded in the family banking segment.

Customer satisfaction in Croatia has increased steadily from 2005 to 2006, with the largest gains made among the MASS segment, where it jumped almost by 0.5 points (one is the lowest score and five is the highest).

Retail Customers satisfaction index in Croatia

	2005	2006	2007
MASS	3.94	4.39	4.45
AFFLUENT	4.42	4.56	4.71
SMALL BUSINESS	4.37	4.59	4.19

Corporate customer satisfaction index in Croatia

	2005	2006	2007
MID CORPORATE	4.25	4.53	4.58

11. YKB 2007 scores were not available as of the time of the printing of this report.

Customer Surveys

Customer surveys are one of the primary ways that UniCredit Group listens to our customers' comments and suggestions. Accordingly, this section details how we listen to our Retail, Corporate, Private Banking, Asset Management and CEE customers.

Listening to our Retail customers

We conducted more than 200,000 Retail customer interviews in Italy in 2007 with UniCredit Banca customers and 20,000 interviews with our competitors' customers. Comprehensive monthly results are delivered to management, while branches receive a full report annually, with tri-annual updates. At the end of each year, analysis of this information is developed into 2,500 branch action plans, 198 market action plans and 11 regional action plans. These plans generally call for the development and implementation of advanced training-based initiatives to enable us to meet the ever-changing needs and expectations of our customers and the market.

We conducted more than 80,000 Retail customer interviews in Germany in 2007, completing roughly 120 interviews per branch. As a result, our quarterly service reports provide a wealth of detailed and actionable information that enables each branch to understand its strengths and potential areas for improvement in terms of its customer relationships.

We conducted more than 1,900 telephone Retail customer interviews in Austria in 2007. We dedicated part of Bank Austria's 2007 customer satisfaction survey to conducting an initiative called *Small Business One-Stop Shopping*, in which a single Relationship Manager handles a given customer's private and business banking needs.

We measure the satisfaction of our customers periodically throughout the year, depending on the division, country or legal entity involved. For example, we measure the overall satisfaction of our customers in Turkey once a year, while branch-based customer satisfaction is measured six times per year using either computer-assisted telephone interviews (CATI) or face-to-face methodologies according to the customer segment we plan to engage. Additionally, we solicit feedback from our customers through "contact us" forms on our website, the Head Office Customer Complaints Team, the Credit Cards Customer Service Team, the General Customer Satisfaction Research team and Branch Based Customer Satisfaction Research.

Our surveys yield important results that help us do our job better. For example, we discovered that approximately two-thirds of our Austrian Retail Customers were taking advantage of the extra level of convenience and service provided by *Small Business One-Stop Shopping*, and we are moving swiftly to build upon this insight in 2008 by stepping up our training and communications activities. In order to consolidate our significant gains in customer satisfaction and service quality, we implemented incentive-based systems to reward our elite service-delivery performers.

The results of our cumulative surveys further demonstrate the importance of direct personal relationships with customers. For example, we discovered that Zagrebačka banka's customers derive the most satisfaction from their interaction with our personal bankers and business relationship managers. This insight into our customers' preferences has led us to develop a service similar to personal banking in the family banking segment. We have also removed the counters from our branches and offer comfortable seating arrangements to our customers.

Group-wide, we work to incorporate the results of customer satisfaction surveys into efficiency measurements of the entire sales and management staff and aim to develop action plans when the results are received and analyzed.

Key figures regarding our Retail customers in Italy, Germany and Austria

LISTENING TO OUR CORPORATE CUSTOMERS

UniCredit Group now encompasses many strong traditions of listening to customers from our legal entities. For example, we have carried out Corporate customer surveys in Germany since 1994 and we pride ourselves on establishing and maintaining relationships with our Corporate customers. We take the time to personally engage our customers during their branch visits and make private visits to customers at home. We also provide automated services such as online banking through our virtual branches, telephone banking through *HVB Direct*, and service terminals, including cash machines and account statement printers.

Additionally, we provide our corporate sales teams with the latest in technical tools for customer relationship management. With them, relationship managers can collect comprehensive, up-to-date customer data at any time. This enables those involved in the advisory process to recognize a customer's particular requirements and to provide customized service.

LISTENING TO OUR PRIVATE BANKING CUSTOMERS

In order to monitor the quality of Private Banking customer service, we use several different methodologies.

At HVB's WEM Division, for example, we have two main methodologies. For the *Externes Servicebarometer*, which is a quantitative survey designed to assess the satisfaction and mood of our customers, we use CATI to deliver a standardized questionnaire which takes 15 to 20 minutes to complete. Our survey sample is approximately 1,000 interviews.

For the *Private Banking Monitor*, which is a competition survey to assess the satisfaction of Wealth Management clients across several banks, we use standardized 25 to 35 minute computer-assisted personal interviews (CAPI) to explore the attitudes, wishes, financial needs and product usage of wealthy private clients. The sample size for this second survey is approximately 300 interviews per survey.

HVB WEM has developed several projects based on our customer satisfaction initiatives, such as a training program for sales staff that integrates the results of the satisfaction surveys, feedback initiatives and mystery shopping that allows our staff to become familiar with the latest customer satisfaction data. This data informs our product development, which has led to the development of such new products as HVB FirstPaket and the WEM-Beratungsdialog advisory tool.

Comprehensive, structured and standardized telephone interviews to solicit our customers' views, comments and suggestions are also used, for example at BankPrivat and Schoellerbank in Austria.

When appropriate, UniCredit Group will call upon the services of external companies such as GfK Eurisko Finance to perform customer satisfaction analyses for our legal entities such as Xelion in Italy. In 2006, the results from an external survey of Xelion customers found high levels of satisfaction.

The results from our surveys are translated into action. For example, as a direct result of our Private Banking customer satisfaction surveys in Italy, we plan to expand our range of products to provide more dynamic and innovative offerings, including Internet Banking and Certificates to meet the needs of our younger clientele.

LISTENING TO OUR ASSET MANAGEMENT CUSTOMERS

Pioneer Investments has deployed a sophisticated customer research and satisfaction model that combines quantitative and qualitative analyses to produce methodologically strict and fundamentally sound results. Last year we contacted more than 4,000 customers worldwide, representing €158 billion of assets under our management, and listened carefully to what they had to tell us.

LISTENING TO OUR CEE CUSTOMERS

The overall program of integrating the CEE Banks of UniCredit Group, HVB and Bank Austria into the UniCredit Group structure was initiated in 2006. The program focused on maintaining a high standard of service for our customers and minimizing negative impacts that might have resulted from our ongoing merger activities.

In 2007, we conducted a broad survey, involving most of the CEE countries, to measure the satisfaction of our CEE Corporate and Retail Customers, making use of the TRI*M Index when possible. The survey aimed to provide an updated and comprehensive monitoring of current customer satisfaction and to launch a permanent process to improve customer service levels. The survey results showed that our CEE Customers' level of satisfaction was in line with our major competitors. In the countries involved in the integration program, our customers' perception of the quality of our service was only slightly affected by the mergers.

Based on these survey results, each CEE country developed a specific action plan for implementation in 2008. Among other initiatives, some banks decided to undertake improvements in the complaint management process to achieve better levels of customer retention.

Customer satisfaction tools and initiatives

UniCredit Group selectively employs specific tools and initiatives to further our customer satisfaction goals. Accordingly, this section details our Mystery Shopping program, responses to specific feedback, connecting our Private customers, developing new programs, guaranteeing service excellence and committing ourselves to our customers.

MYSTERY SHOPPING

In our Mystery Shopping program, we send undercover representatives to shop



for products and services from all relevant Divisions. The resulting data provides us with impartial and objective critiques of the customer experience at the branch level and permits us to study and analyze how best to improve as necessary.

For example, we organize more than 1,300 Mystery Shopping visits each year in Italy and more than eight Mystery Shopping visits per branch in Germany, sharing data with all branch and market-level teams to ensure a full 360-degree awareness of our competitive environment. When necessary, we redesign our programs at the branch level to improve our overall picture of branch service and performance and do our best to ensure uniform standards to achieve top rankings in comparative mystery shopping tests.

RESPONDING TO SPECIFIC FEEDBACK

Initiatives including customer surveys and Mystery Shopping generate accurate and anonymous, aggregated information. Yet a bank that seeks to remain close to its clients must also be ready at all times to receive and respond to specific feedback from individuals.

That is why we encourage our customers to talk to us in a variety of ways. For example, we encourage our Retail customers to complete suggestion cards in branches, to contact us online and to send emails directly to the Deputy CEO of the Retail Division. In fact, more than 2,000 customers from Italy and Austria have opted to contact the Deputy CEO directly. Responses are sent out within 48 hours of receipt of the initial contact.

KNOWING OUR PRIVATE BANKING CUSTOMERS

In Italy, we created the *Osservatorio sulla Clientela* in 2007 to serve as a direct link between our top management and our Private Banking customers. This link is complementary and functions independently from a customers' Private Banker. The *Osservatorio sulla Clientela* provides an ideal means to monitor customer satisfaction surveys, identify priorities and test new products and initiatives.

DEVELOPING NEW PROGRAMS

In 2007, we set up a new program that will manage all of our Corporate customers in Italy, Germany and Austria beginning in 2008. The mission of the new program is to develop, implement and launch a new customer satisfaction program called *Listen to Act*. The aim of the new program will be to guide, support and coordinate a common strategic approach across the Corporate Division by providing key analyses from the project to top management.

During the 2007 pilot phase of this program, we developed a simple methodology based on best practices and a short questionnaire tailored to our Corporate customers' needs. We interviewed more than 6,300 customers from all segments including new customers from Capitalia. The *Listen to Act* rollout began in February of 2008 and engaged 30,000 of our Corporate customers in Italy, Germany and Austria.

GUARANTEEING SERVICE EXCELLENCE

As part of a drive to enhance our Asset Management customers' investment experience, Pioneer Investments concluded a Service Level Agreement in 2007 with UniCredit Banca, one of our key distributors. This agreement guarantees that Pioneer Investments will provide the level of service that UniCredit Banca's clients expect. In particular, the agreement clearly sets forth measurable key performance indicators that cover the full spectrum of services. Starting in 2008, the Service Level Agreement will be extended to UniCredit Private Banking.

In addition to the Service Level Agreement, Pioneer Investments has established an Internal Quality Unit that will monitor the total quality of processes that have an impact on our distributors and our clients. The unit will proactively seek to identify potential shortcomings and actively propose corrective actions.

COMMITTING OURSELVES TO OUR CUSTOMERS

We take firm action to ensure that we stay committed to our customers. In Germany, for example, our *Living Service Culture* initiative calls for our WEM team to be always on-call, always able to uphold best-in-class service levels and always to be prepared to travel to meet our Private Banking customers whenever and wherever. Our people are also required to be deeply engaged in our communities and to contribute to networks, charity organizations and volunteer work.

Security

At UniCredit Group, we are implementing every reasonable precaution to protect our customers and their information.

Our actions in this area include establishing a new Global Security Department, reducing robberies and theft, increasing surveillance, cooperating with law enforcement agencies, cards and fraud prevention strategies, internet security measures, Business Continuity Planning (BCP), corporate cash management and data security.

Establishing a new Security Department

In January 2007, we established a new Global Security Department to develop all the activities related to safety, logistical security and protection of privacy. We employed an innovative global approach based upon a close relationship with businesses and local territories. The new Security Department is focused on protecting customers both as "people" and as "customers".

Reducing robberies and theft

With 3,346 robberies in the Italian banking system in 2007 (an eight percent increase from 2006), we are focused on protecting our customers and our employees from this security threat. As cash is still heavily favored for many different types of transactions in Italy, our primary strategy in 2007 has been to reduce the amount of cash circulating in our branches in Italy. The amount of cash in each branch every day is strictly monitored and controlled to meet average daily requirements.

Our data shows that this preventive strategy is paying dividends, as UniCredit Banca bucked the trend by successfully decreasing the total number of thefts and robberies in 2007 by 32% in comparison with 2006. Robberies are not just an Italian problem. With 5,406 robberies in the entire European banking system (numbers include Italy) in 2006, we continue to analyze and recommend security adjustments on a group-wide basis.

As a result of other security initiatives and tweaks, we have an extremely low number of robberies in our banks in other parts of Europe. In Austria, for example, bank robberies decreased from 26 in 2004 to 15 in 2007 due to better safety measures. Poland as well experienced decreased rates with only four incidents over the past three years. We experienced a sharp decline in thefts in Poland in 2007, with only six thefts as compared with 13 in 2006 and 14 in 2005. Theft incidents involving our own personnel remain low, with only one incident in 2007 as compared with two incidents in 2006 and two incidents in 2005.

In Turkey, risk exposure to robberies and theft has decreased throughout the years. Compared with 2005, the number of events decreased 54% in 2007 (from 24 to 11 incidents), indicating that our preventive measures have been effective.

Increasing surveillance

In many of our branches and offices, we have replaced the old, push button-activated cameras with permanent security systems that are always active and, where practicable, deployed the latest technology instead of relying solely on traditional guards to provide physical security for our customers and employees. We also support innovative projects such as the pilot *Integrated Security System* project that deploys remote video surveillance and other high-tech monitoring systems to intercept and interpret unusual trends, signals and activities. We also initiated a program in Italy to keep our employees informed regarding the latest security issues and topics so that they too can be a part of our overall effort to enhance branch and office security group-wide.

Cooperating with law enforcement agencies

We develop strong and collaborative relationship with local law enforcement agencies. For example, in Italy we have participated in joint signings of the "Protocols on Robbery Prevention," while in Poland, we minimized external and internal threats that may cause losses to our bank by cooperating with law enforcement agencies and with threat analysts in the banking sector.

Cards and fraud prevention strategies

Our actions in this area include adopting new technology, free SMS alerts, anti-skimmer devices, in-sourcing credit card fraud management activities and robust monitoring systems.

ADOPTING NEW TECHNOLOGY

As of January 2008 in the Single European Payment Area, all credit cards are required to include microchip technology. We proactively launched the *Bancomat Microchip* project in 2007 in Italy. Since then, we have delivered roughly 800,000 microchip cards and adapted all Points of Sale (POS) to this innovation. All of our Bancomat Maestro cards now utilize both



microchip and magnetic tape technology. Microchip technology provides a significantly higher level of security than magnetic tape technology because microchips cannot be cloned. In early 2008, our Retail Customers can also look forward to the progressive replacement of magnetic tape cards currently in circulation with new microchip cards.

Following the migration to Chip & PIN in Turkey, we observed a striking decrease in fraud. The wide usage of PIN codes has proven to be an effective countermeasure to mitigate loss, theft and counterfeit fraud.

FREE SMS ALERTS

We conducted a massive drive in 2007 to register our Italian Retail Customers' mobile telephone numbers and have achieved in excess of a 60% adoption rate of all ATM cardholders. We extended our free SMS alert service to cover many different types of transactions made with ATM cards in Italy including refilling pre-paid cards and payment and withdrawal activities potentially vulnerable to fraud.

DEPLOYING ANTI-SKIMMER DEVICES

Skimmers (electronic readers that capture and copy magnetic tape data on an ATM card when it is inserted in the ATM) have posed a constant threat to consumers using magnetic tape cards. To effect a smooth transition between magnetic tape and microchip technologies, our ATMs continue to deploy anti-skimmer devices to prevent criminals from utilizing skimmers in Italy and Turkey, for example.

IN-SOURCING CREDIT CARD FRAUD MANAGEMENT ACTIVITIES

In Italy in 2007 we in-sourced credit card fraud management activities, both for issuing (credit/debit card duplicating) and acquiring processes (fraud on POS devices). This increased the level of security in credit card services thanks to a faster and more effective intervention.

ROBUST MONITORING SYSTEMS

At YKB, we view authorization as another tool for risk management and fraud control. While executing authorization decisions, we are careful to balance the need for fraud control with our customer service objectives. We have daily merchant and card activity monitoring in place to identify potentially fraudulent activities.

Internal and external fraud loss events are collected and monitored closely on a web based loss database. Operational Risk Management performs measurement, analysis and evaluation of the fraud events. Fraud events are analyzed and potential losses are mitigated via effective insurance management. Internal and external fraud events are monitored and shared with the Audit department. With our Key Operational Risk Indicators (KORI) project, internal and external fraud risk indicators are collected from related departments, and the trend of risks, including potential losses from theft &

robberies, are tracked monthly. KORI is a risk indicator based on an early-warning system, which allows countermeasures to be taken quickly when risk becomes acute.

ACHIEVING FRAUD REDUCTION RESULTS

Our efforts get results. In Turkey, for example, our combined actions have resulted in the reduction of credit card fraud from more than 1,200 incidents in 2005 to less than 400 incidents in 2007. In the same period, we succeeded in cutting the total US dollar amount of fraud in half. The statistical and behavioral models we use to monitor fraud in Turkey allow us to recognize peculiar transactions by factoring in actual cardholder behavior as well as known fraud patterns.

Internet security measures

In addition to traditional card and authorization fraud, we are keenly aware that internet crimes are on the rise. Cyber-crimes including phishing are often difficult to track and are the result of highly sophisticated syndicates of criminals that operate in countries where there are no legal regulations. We conduct annual threat assessments of internet fraud to identify risks and to gauge the risks posed to our customers and stakeholders. As internet banking becomes increasing popular, preventing internet fraud will become one of our biggest security challenges.

PHISHING

UniCredit Group takes a proactive approach toward online fraud. For example, since 2005 in Italy at UniCredit Banca, we are no longer restricting ourselves to securing our own information systems, but are undertaking broader initiatives as well. This more comprehensive online safety program consists of a three-pronged strategy:

1. Providing internet customers with protective software tools to aid them in the safe use of internet banking services;

2. Providing customers with appropriate training and advice on basic precautions;

3. Developing effective fraud management systems.

STATE OF THE ART ELECTRONIC KEYS

Based upon a careful study of internet fraud, UniCredit Banca has effectively mitigated customers' risk of online fraud by providing them with the *UniCredit Pass*, a state of the art electronic key that generates single use temporary passwords valid for no more than 60 seconds at a time. *UniCredit Pass* represents the best current technology to protect against such online frauds as phishing.

UniCredit Banca distributed more that 700,000 *UniCredit Passes* in 2007. The *UniCredit Pass* initiative is a part of our broader online security program that works to develop security and educational tools to support our online personal banking customers. Our partnership with Symantec, the leading software company in the field of IT safety, has been renewed, thereby making it possible for our customers to download a range of security software (including anti-virus, firewall and anti-spam products) for free or at discounted prices from our online banking website.

Similar initiatives to the *UniCredit Pass* are on offer group-wide. For example, we provide our customers in Turkey with the latest technologies such as smart keys, smart SMS, smart cards, electronic signatures, single use password technology, customizable security settings, an e-keyboard to combat phishing and spyware, Turkcell Mobil Signatures and personalized virtual keyboards.

ITAN PROCEDURES

We seek to protect our customers from all types of third party fraud with respect to our banking services. To counter Internet fraud ("phishing") our banks in Germany were among the first to introduce the iTAN system of transaction number codes, which is a further evolution of the TAN system currently in use. In the event our direct banking system in Germany was to be compromised, measures are in place to liaise through a central evidence center with other major private banks in order to exchange information about current Internet attacks.

NEXT GENERATION ITAN PROCEDURES

We support the modern alternative TAN procedure for OnlineB@nking. The *mobileTAN* procedure is the next generation of the iTAN procedure (indexed TAN) and is the safest TAN procedure currently available because of combined two channel authentication. Using the *mobileTAN* procedure, our Austrian Retail Customers will now receive a *mobileTAN* on their mobile phone every time they need to authorize a transaction. As they will receive *mobileTANs* via SMS on demand, no more TAN letters will have to be kept or distributed by mail. This quick and easy way of authentication is available free at any time around the world.

At the end of 2007, Bank Austria had 518,000 *OnlineB@nking* users, of which 300,000 used *OnlineB@nking* frequently. Roughly 17% of frequent users had already switched from iTAN to *mobileTAN* and took advantage of this convenient and secure authentication procedure, while a quarter of all *OnlineB@nking* transactions are currently signed via *mobileTAN*.

Reducing fraud-based losses to zero at UniCredit Banca will result from improved technology, innovative systems and constant communication with customers

BANKING SECURITY SYSTEMS	• Code generator confirmation system • VerySign
PC PROTECTION	Symantec Partnership: • Free tools and information for antivirus analysis • 40% discounted price for Norton Complete products
CLIENT EDUCATION	• Online and offline education for Customers on how to avoid navigation problems and errors
TRANSACTION MONITORING	• Monitoring of suspect operations • Precautionary closing of compromised accounts
COOPERATION	• Collaboration with the Polizia Postale leads to prompt and effective intervention on ongoing frauds or tentative frauds

SPECIALIZED MONITORING GROUPS

A monitoring group was established in 2005 to identify, follow up and work together with official departments to analyze fraud and offer solutions. In Turkey, for example, we monitored 1,689 incidents of phishing in 2007. This represents almost a 100% increase from the 939 incidents we monitored in 2006.

KEEPING OUR STAKEHOLDERS IN THE KNOW

In 2008, we plan to provide all of our branch staff with a series of training courses in internet fraud. We will begin a Smart Fraud Detection System in the second half of 2008. Our Internet Banking Department regularly updates our Turkish customers on the latest fraudulent schemes on the internet, and we have proactively initiated several programs to prevent fraud.

Business Continuity Planning (BCP)

Business continuity is an area of constant concern to the UniCredit Group. Over the past few years, all of UniCredit Group's legal entities have implemented Business Continuity and Disaster Recovery plans. To address external events, changes in regulations and increased pressure from customers, we continually upgrade these procedures in all our businesses throughout our territories. In 2007, group-wide coordination became an integral part of our approach to global business continuity, helping us to provide a clear cross-functional perspective across the rapidly growing UniCredit Group and resulting in the implementation of numerous local initiatives.

ORGANIZING CONTINUITY EFFORTS

Business Continuity is organized around three main pillars:

1. Group Security defines standard business continuity policy and guidelines applicable across UniCredit Group.
2. Sub-Holding/Regional Security Departments issue specific methodologies, rules and regulations based on defined guidelines. These departments act in accordance with the principles of consistency and oversee the implementation of strategy.
3. Our legal entities formulate, implement and test their continuity plans.

The Group Security team has been set up to coordinate the implementation of a proactive and effective group-wide crisis management policy.

OPERATIONAL MANAGEMENT OF BUSINESS CONTINUITY PLANS

All UniCredit Group legal entities are directly responsible for identifying their continuity requirements and drawing up appropriate business continuity plans. They regularly test the effectiveness of their plans and then define and implement specific crisis management procedures. These responsibilities are part of a standard UniCredit Group methodology designed to ensure that continuity plans are effective. This methodology, which is compliant with BS:25999 standards, consists of four main phases embedded in an overall BCM program management and integrated in the awareness program of the UniCredit Group:

1. Understanding the organization. This includes providing information that enables prioritization of an entity's processes and services and the urgency of the activities that are required to deliver them.
2. Determining BCM strategies. This allows an appropriate response to be chosen for each product or service enabling the organization to continue to deliver those products and services at an acceptable level of operation and within an acceptable timeframe during and following a disruption.
3. Developing and implementing a BCM response. Procedures are drawn up for triggering continuity solutions in each crisis situation. Organizational, functional and technical procedures are documented and updated a minimum of once per year.
4. Exercising, maintaining and reviewing BCM arrangements. Business continuity plans are regularly tested and relevant documentation is updated in line with changes in the technical or regulatory environment.

While it may be difficult to protect against all eventualities, over the past few years, UniCredit Group has significantly increased its resilience. Business continuity is a requirement imposed by banking regulations and it is a major focus of attention for the UniCredit Group. We seek to offer clients, shareholders and employees a stronger and more resilient bank in an increasingly complex and volatile environment. This imperative is reflected in the business continuity plans we have in place, which help improve the performance of operational risk control and crisis management systems while ensuring that resources are efficiently allocated.

Corporate cash management and data security

The confidentiality and security of our Corporate Customers' data and transactions are one of our top priorities. Our customers can have confidence that we are constantly adopting new strategies, procedures and policies to tighten the security of their money and data.

We have implemented a series of activities to address corporate internet banking security, which is the most important channel used by Corporate customers for cash management activities.

We anticipate making a one-time password smart system mandatory for all of our Corporate Customers and we will continue to promote the use of electronic signatures. Furthermore, we have developed a new IT infrastructure, CBI2, for Italian remote corporate banking. This new IT platform increases security of data transmission, thanks to its compliance with digital signature services. The ability to transmit digitally signed electronic invoices increases the level of security and timeliness in Business-to-Business transactions.



Suppliers

The Global Sourcing Area's (GSA) mission is to assume responsibility for procuring all goods and services necessary for our legal entities. Currently, GSA's operational scope includes Italy and Germany, with a view to assuming responsibility for procurement in Austria in the near future. GSA complies with all laws and regulations of the countries and regions in which we operate.

Our activities in this area are as follows:

1. **The Integrity Charter and suppliers**, providing information on how we apply our values to our supplier relationships;
2. **Supplier selection and management**, discussing our criteria and evaluation processes;
3. **Socially responsible procurement**, addressing key considerations and methodologies in our approach to social responsibility and procurement risk.

We involve all relevant UniCredit Group Units in the process of procuring services and products in order to achieve the highest degree of objectivity. We consider it our mission to guarantee that the most innovative and reliable solutions are implemented while approaching this important process with respect and open communication.

The Integrity Charter and suppliers

Acting in concert with the UniCredit Group's core principles, we provide equal opportunities to all suppliers who transact business with us. We use multi-parametric tenders on our web platform (i-faber) to choose our supplier partners. Prior to tenders, we define the qualitative scores attributed to invited suppliers and in order to minimize exceptions we respect tender results as much as possible.

Our suppliers are important business partners and stakeholders of UniCredit Group. We base our interaction with them on our Integrity Charter, which calls for the development of supplier relationships that are grounded in fairness, trust and mutual respect. This means that agreements are made to the satisfaction of all parties. Through our collaboration with suppliers, we seek to infuse CSR principles and initiatives throughout the entire supply chain and aim to raise the long-term value of all the companies involved.

Supplier selection and management

GSA chooses suppliers based on objective qualitative criteria.

Selection criteria

Economic criteria play a key role in the supplier selection process. We evaluate all prospective suppliers to ensure that they comply with relevant laws, regulations and environmental values. Among other criteria, we ensure that they provide quality services and goods with sufficient delivery lead-time, use technology that minimizes environmental impact and comply with the technological requirements of our technology center.

In the initial appraisal phase, although ISO14001 and EMAS are not compulsory, we require that our suppliers adhere to sustainable development and environmental best practices.

Management of locally-based suppliers

We do not distinguish between local and global organizations. We require that all suppliers comply with the local laws and regulations in the countries and regions in which they operate. They must comply with commercial codes, foreign exchange laws, international copyright laws and child and forced labor laws.

In Italy, for example, in order to gauge suppliers' compliance with the Integrity Charter, we require suppliers to complete a thorough electronic "certification" questionnaire focusing on quality and on suppliers' social and environmental record.

The electronic questionnaire is designed to elicit information on the supplier's balance

Socially responsible procurement

sheet, economic results, organizational structure, number of employees, environmental and CSR certificates, and quality certification.

The automatic evaluation process yields a point based rating, which allows our buyers to accept new proposals in our Suppliers Book and vet a potential new vendor.

We align our internal procurement processes with UniCredit Group's CSR commitments. To that end, we will implement a risk class model to evaluate potential risk levels of all prospective suppliers, products and services.

Outlined below are our approach to risk evaluation, risk minimization plans and an example of our approach in action.

Procurement risks

The highest CSR-related procurement risks relate to reputational risks arising from critical sources (e.g., products or raw materials associated with a particularly high level of reputational risk) and child labor. These risks can stem either directly from the suppliers themselves or from the product delivered.

In order to minimize these product to supply chain risks, we evaluate products based upon specific CSR criteria (child labor, critical sources and health considerations including emissions, particulate matter, noise, chemicals and dust).

We minimize procurement-related risks by:

1. requiring suppliers to complete questionnaires on a regular basis;

2. requesting certifications whenever possible;

3. requiring compliance with GSA's internal risk model and evaluating products for compliance with specific environmental, social and labor risks;

4. setting up a CSR work-stream team within Global Procurement with the goal of developing methodologies and tools to apply procurement's CSR risk class model;

5. training procurement staff.

Our approach in action: recycling at UniCredit Group

Even before UniCredit Group was formed, the board of HypoVereinsbank and UniCredito Italiano determined that the companies would use only recycled paper for internal communications.

We continue these strong recycling traditions by purchasing Forest Stewardship Council (FSC)-certified paper to ensure that UniCredit Group's reputation for taking a responsible approach to the environment is upheld by our paper procurement decisions. Our European global tender for 2008 is designed to select suppliers with the best prices and the best environmental compliance record and product selection (e.g., Totally Chlorine Free recycled paper).


nel blu
dipinto di blu

Our communities

The Italian Territorial Committees

For UniCredit Group, it is essential not only that we provide a strong return for our investors and excellent products and services for our customers, but that we achieve social legitimacy by adding significant value for all of our stakeholders.

As a large financial institution, we occupy a privileged position at society's crossroads and thus bear a great responsibility to assume a constructive and proactive role in the communities in which we operate. We do so not only because we would like to be good corporate citizens, but also because strong local markets are essential to the future growth of UniCredit Group.

Accordingly, this chapter provides information on our efforts to make significant contributions to the economic, social and cultural development of our communities through specific initiatives as well as partnerships with local people, organizations and institutions.

Our activities in this sphere are as follows:

1. **The Italian Territorial Committees**, including information on the project's origins, mission, methodology and initiatives;
2. **Art and culture**, including the art collection, UniCredit & Art project and musical, literary and academic partnerships and initiatives;
3. **Research and institutional relations**, including community-oriented economic, social research and institutional relations initiatives;
4. **Contributions**, including donations, emergency aid and employee volunteerism;
5. **Universities and scholarships**, including international scholarships, research fellowship competitions for economic and financial disciplines and funding for universities;
6. **The Unidea Foundation**, including details on ongoing projects in Africa and Central and Eastern Europe.

In 2007 we invested approximately €69 million in these areas, of which approximately €3 million was allocated for Territorial Committees, €40 million for Partnerships, and €26 million[1] for Contributions. The Unidea Foundation in 2007 utilized more that €10 million for its activities.

Many of the partnerships we formed in 2007 were cultural in nature, with a particular focus on classical music and contemporary art, but also including literature, sports, academia, institutional events and conferences, among others.

1. This figure of €26 million is comprised of the approximately €14 million for donations by UniCredit Group's legal entities plus €12 million which has been set aside in reserve and is normally utilized for the financing of the Unidea Foundation's activities.

UniCredit Group energetically embraces the concept of making our expertise available and assuming our responsibilities on the local level, as well as bringing together different viewpoints and seeking out common perspectives. We are confident in the knowledge that the process of enhancing pluralism and community dialogue is essential to the continued growth of the company in all markets, and this is the philosophy on which we have founded the Territorial Committees. Currently, there are 21 territorial committees in Italy with 315 members. Their task is to objectively assess and interpret the socio-economic conditions specific to their local communities and to develop concrete project proposals, identifying solutions that promote balanced and sustainable regional economic development.

The Italian Territorial Committees are advisory bodies appointed by UniCredit Group's Board of Directors. Their members are prominent figures drawn from local businesses, trade associations, research institutions, NGOs, cultural institutions and voluntary organizations, serving alongside regional UniCredit Group segment bank managers.

The committees therefore represent the interface between corporate culture and local culture. They possess shared objectives and work in an inclusive atmosphere that embodies the spirit of UniCredit Group. Four years after their establishment, they are regarded today as unique and vital entities, a source of competitive advantage and added value. They serve as organic venues where citizens can meet, discuss and set priorities for their localities, and in which UniCredit Group acts as a valued facilitator of community interaction.

Members by professional background



6
8
10
33
13
30
Entrepreneurs
Representation
Autonomous operators
Culture and Charity work
University
Self-employed

Our activities in this area include developing roots, sharing viewpoints and identifying concrete projects, organizing committees, projects on infrastructure, tourism, internationalization, business, agriculture and immigration, outreach and communicating with our stakeholders.

Developing roots, sharing viewpoints and identifying concrete projects

From the outset, the committees' *modus operandi* has been characterized by three key objectives: developing roots in the community, sharing viewpoints and identifying concrete projects.

Establishing deep roots in a territory to us means building strong ties to the people, institutions and other components that define it. It means identifying and respecting the local customs, economic considerations and cultural identities of the region, and adapting ourselves to specific local needs. The constructive sharing of perspectives results when the culture of a large organization such as UniCredit Group meets the culture of a regional community in all of its many facets. This interchange can take the form of local initiatives and public events on subjects of mutual interest, as well as seminars and training courses organized for the engagement of regional companies and representative associations.

The development of concrete projects is the final, creative stage of the committees' work. Initiatives are devised that aim to synergize the inputs of all the participants and to put to best practical use the energies both of the committees and of the social, cultural and economic parties with whom they have engaged.

Organizing the committees

To date, 21 committees have been organized, those in the South being the most recent. Over the course of 2007, UniCredit Group's profile at the local level was consistently strengthened and consolidated. In particular, the company's strategy to extend its regional roots produced the Puglia-Bari Committee, established in July, the Campania-Naples Committee, established in September and the Sicily-Palermo Committee, established at the beginning of 2008.

Still more recently, a name change was carried out, from "Local Committees" to "Territorial Committees," as the latter term better conveys the goal that UniCredit Group has set itself, which is not simply local in scope, but seeks rather to organize whole territories by linking up existing social and business networks into cohesive new entities.

Projects on infrastructure, tourism, internationalization, business, agriculture and immigration

Over the course of 2007, the Territorial Committees jointly convened a series of working groups to identify areas of need in which multiple territories had expressed an interest. They established the following common areas of action: *infrastructure, tourism, internationalization, business, agriculture and immigration.* This approach made it possible to initiate a series of high-level projects of common interest to more than one territory and that involved all relevant business Units within UniCredit Group.

THE SAMORIN PROJECT

Of these, one international initiative is worth a special mention. The Samorin Project was developed by the Territorial Committee of

The Italian Territorial Committees (Continued)

Vicenza, based on a concept suggested by its chairman, Massimo Calearo, with the support of the local industrial association. Designed to enhance the competitiveness of the regional industrial cluster, it is the first example of an agreement between an Italian business association and a foreign local authority. The consortium of Vicenza-based companies that are part of the project had heretofore enjoyed considerable financial subsidies under EU expansion policies. To remain competitive, the consortium established an industrial and technological park in Samorin, Slovakia. There, 15 Italian companies have so far set up operations, including a permanent training center, an office for related industrial associations and a one-stop administrative office. A Unibanka AS branch and a Service Center are also being built, along with a Cross-Border Desk.

THE NORTH-WEST PROJECT

Another undertaking jointly developed by several Territorial Committees, "the North-West Project" emerged from synergies among the Alessandria-Asti-Cuneo Committee, the Pedemontana Lombarda Committee, the Torino-Canavese Committee and the Valle d'Aosta Committee. With the objective of supporting and promoting the culture and economy of the region, the project addressed the topic of collective assets as a basis for economic competitiveness, identified the distinguishing features of the region's production model, studied factors that could encourage cooperation among local organizations, and examined the issue of a common cultural identity. The topic of strengthening the port system in Liguria received special attention. The project entailed numerous research initiatives and public discussions.

ENVIRONMENTAL DEVELOPMENT IN THE ALPINE ARC

Another multi-committee project addressed the question of regional and environmental development in the Alpine Arc, stretching from Valle d'Aosta in the West to Friuli-Venezia Giulia in the East. Altogether seven territorial committees in the region participated in identifying new frameworks and unexplored avenues for environmentally sensitive development. The hospitality sector received particular attention. A broad survey of the region, while recognizing distinct local characteristics, identified a shared awareness of the value of the region's "natural capital" as a resource of prime importance to future development in the area. The study noted the importance of developing a shared planning approach engaging the territories of all seven committees.

The Alpine cooperation attracted the interest of other committees in northern and central Italy, resulting in the creation of similar working groups, which have conducted further studies, research and surveys in collaboration with universities and regional experts to explore other facets of the impacts of tourism. Notably, Territorial Committees in Vicenza, Umbria and Rome have all taken up the issue, with the intention of identifying possible strategies to enable joint action in support of the tourism sector, which has historically served as a fundamental economic driver in these regions.

INFRASTRUCTURE IN ROME

The topic of infrastructure was addressed by the Territorial Committee of Rome, which developed a joint effort with the Roman Chamber of Commerce. The "Master Plan for Large-Scale Works," supported by a study conducted by Censis, examined current and future infrastructure plans for the Rome area, with an emphasis on identifying high-priority projects and analyzing the nature and adequacy of their funding mechanisms.

INTEGRATION AND SOCIAL COHESION

Additionally, the Modena-Parma-Piacenza-Reggio Emilia Committee addressed the increasingly topical issue of integration and social cohesion, conducting a research project in collaboration with the AASTER Consortium. The project is designed to monitor and support the initiatives carried out in the Province of Modena on the issue of accommodation. It examines the impact of immigration on local communities and of programs designed to introduce immigrants to local school systems and training programs.

Outreach

The committees' role as a liaison with the territories also entails promoting the territorial projects to enable them to reach a wider audience. To this end, events and

Territorial Committee Projects

TYPE OF PROJECT AT 2007	NUMBER
Corporate Social Responsibility	3
Social Cohesion - Immigration	20
Enterprise - Innovation	15
Enterprise - Internationalisation	6
Enterprise - Continuity	2
Infrastructure - Logistics	3
Sector Research	6
Development (Territorial - Environmental - Agricultural)	23
Tourism	6

conferences have been organized, engaging the active participation of high-profile academics and important representatives from institutions, non-profits and the world of economics, as well as key local figures.

The experience thus far has confirmed the usefulness and effectiveness of these public events, which enable committees to share their experiences and to exchange ideas within the territorial network, thereby increasing their own visibility, enhancing the image of the membership and demonstrating the value provided to the territories in question. The 2007 program featured a wealth of opportunities for discussion and debate, both at the local level and in the broader societal context of the topics addressed by the committees' various projects.

The events held during the year, listed in some detail in the table below, enjoyed excellent coverage by local and national media, thus underscoring the strong bond between the UniCredit Group and the territories in the eyes of the general public.

EVENTS_2007

16 March, Vicenza	"An alliance for business continuity: promoting collaboration between private enterprise, banks and professionals to support and develop business capital"
16 March, Trento	"Trentino: a new boost to the development of tourism. What is the contribution of the banks and the financial system?"
13 April, Genoa	"Passage to the North-West – businesses, territories and banks: a network for Europe"
24 May, Bolzano	"UniCredit Desk Bolzano-Innsbruck-Trento" (introductory press conference)
31 May, Milan	"Famiglia Spa: generational cohabitation and company longevity"
3 July, Mantova	"Banks and agriculture: energy, environment and territory"
9 July, Bard (AO)	"The alpine platform between network capitalism and local development"
19 July, Bevagna (PG)	"Territorial networks: UniCredit Local Committees and the soft economy"
28 September, Ancona	"Finance, enterprise and research centers" (introductory press conference)
5 October, Bergamo	"Towards the biomedical platform of Bergamo and Brescia: a potential avenue for the evolution of industrial clusters"
24 October, Rome	"RES Roman solidarity" (introductory press conference)
24 October, Codroipo (UD)	"The sea of Central Europe and territorial resources. The role of the bank in supporting tourist services and the hospitality supply chain"
26 October, Brescia	"Brescia, between innovation and change: the new bank-company relationship"
9 November, Bolzano	"Local small and medium enterprise and the challenges of a Europe expanding towards the East. The support of the institutions and banks"
14 November, Treviso	"The local territory as a tourism system. The role of the bank to support the chain of tourist services"
19 November, Milan	"Samples of Italian quality" (introductory press conference)
21 November, Rome	"The plan for large-scale works in the Rome area. Development prospects and funding opportunities"
23 November, Rho-Pero	"Responsibility and territory: a comparison of experiences"
27 November, Modena	"Migration: from working within the city walls to living in the territory"

The Italian Territorial Committees (Continued)

"SAMPLES OF ITALIAN QUALITY"
In 2007, the value of UniCredit Group's territorial relations strategy was underscored by our successful participation – in the dual roles of exhibitor and organizer – in the *"Samples of Italian Quality"* exhibition, held at the Rho-Pero Exhibition Center from 22 to 24 November. The exhibition, evolving from an agreement with the Symbola Foundation, Fiera Milano and Expocts, was a trade-fair event presenting an array of high-quality Italian products and services, ranging from manufactured and handmade goods to cutting-edge industrial products, from research to regional marketing, from architecture and design to innovative hospitality services, from new technologies to high-quality food, wine and other agro-industrial products, from cultural goods and information to style and fashion creations, and from regional production centers to innovative new service enterprises.



Although the exhibition was international in scope, its close ties with the surrounding region were illustrated by the strong presence of those territorial organizations and business clusters that characterize Italy and which generate so much economic, social and cultural value. The event proved to be an excellent opportunity to reaffirm our leadership in supporting the *"Made in Italy"* brand and to express our deep regional roots in the energizing context of a pan-European business network.

The UniCredit Group's support of projects that bring together, analyze and promote the incubators of territorial economic and financial innovation is critically important and demonstrates the value that we place on maintaining close ties with the territories, as well as with the new local leaders stepping forward to guide the process of consolidation and growth.

THE "GRAND RE-TOUR" PROJECT
Another case in point is the *"Grand Re-Tour"* project, subtitled *"a journey through Italy to the bel paese of the third millennium"*. This extensive calendar of symposiums takes the form of a modern version of the Grand Tour, the legendary *voyage en Italie* that, from the sixteenth to twentieth centuries, served as an indispensable educational rite of passage for generations of European intellectuals.

The "Re-Tour," which was inaugurated back in 2006, is broken down into a series of stops from south to north, journeying through the great artistic and cultural capitals of each territory. Each city on the Grand Re-Tour route has hosted a roundtable discussion on cultural topics, as well as a socio-economic conference, in conjunction with an extensive wave of interviews conducted across the territory by the AASTER Consortium. The events bring together economists, business leaders and other national and local figures from the worlds of production, finance and credit.

The objective of the project is to provide answers to questions on the role of our national culture, identity and economy in the new global arena, and it serves as an opportunity to assemble a portrait of Italy in transformation - beginning with the ever-evolving interplay between global and local dynamics and moving on to the emerging challenges of cultural and social change and of transnational economic competitiveness.

In 2007, the Re-Tour events were held first in Bologna, with a conference entitled *"Between Via Aemilia and the Adriatic City"*; then in Turin, with *"From a one-company town to a regional capital"*; and concluded in Milan, with a discussion on *"A Hanseatic city: the five circles of production and the social stratification of Milan"*.

"THE DAYS OF ROME"

Another local initiative underwritten by UniCredit Group in 2007 was the *"History Lessons"* cultural program on the topic "*The Days of Rome,*" which enjoyed success on a national scale. The event, which was promoted and organized by Laterza in collaboration with the Music Foundation for Rome, the Parco della Musica Auditorium and the City of Rome, generated a wide public response. The presentation included nine prominent historians discussing nine days that shaped Italy and the world, based on seminal events that transpired in the Eternal City. Among the strikingly contemporary lessons drawn from the discussion was the implication that globalization may be a more ancient phenomenon than it may seem.

Communicating with our stakeholders

The Territorial Committees also owe much of their impact to their ability to rally public opinion and corporations around their initiatives. For this reason, in 2007 the groundwork was laid to develop a structured and coordinated communications framework, implementing dedicated new IT tools and enabling the committees to forge ongoing relationships with local media outlets.

MENTELOCALE

Thus 2007 witnessed the launch, at the *"Samples of Italian quality"* exhibition, of the newsletter *Mentelocale*, a monthly publication providing information on the committees' activities and projects and on all initiatives affirming UniCredit Group's ties with the territory.

ITACA

Itaca, the Territorial Reports Magazine, enjoyed further considerable success in 2007. This periodical has been developed into a proven link between the territories and UniCredit Group. A valuable resource, it comes out every four months with the goal of presenting historical information, analysis and data in the context of inter-organizational exchange and outreach.

Itaca's central objectives include examining current issues of strategic importance to local economies, supporting socio-economic analysis with illustrative success stories, providing UniCredit Group with the tools to develop its own "culture of social accountability" and offering a basis for constructive dialogue with territorial organizations and local institutions. In order to make the magazine available to the whole community, an electronic edition is in development to be published on the website.

Consolidating our reputation at the local level

Our experience with the Territorial Committees has enabled UniCredit Group to build and consolidate its already strong reputation at the local level, with measurable positive impacts in terms of business opportunities and institutional relations. These constructive synergies will receive further attention and development in the years to come, as we identify and develop dynamic new strategies of territorial cooperation. We continue to redraw the development model by opening dialogues with key local institutions. Proper cultivation of these relationships will continue to contribute to the public perception of UniCredit Group as an organization of international scope with strong roots in the local community.

Strengthening our network

Following UniCredit Group's mergers, first with HVB and then this past year with Capitalia, we are developing plans to expand the territorial community program to additional local and international regions. Even as UniCredit Group's scope of operations becomes increasingly global, it is critical for our community outreach capabilities to maintain a consistently local focus.

Thus we need to continue to strengthen and expand the network of Territorial Committees, as we reflect on the lessons learned to date from the local relationships we have already established in Italy. At the national level, UniCredit Group's plans to strengthen the current Territorial Committee program include the following initiatives:

- the launch of the third biennial Territorial Committee mandate and the reassessment of the underlying reference territories;
- the previously planned establishment of new committees covering new territories;
- the development of innovative new joint projects that have a high added-value component - particularly projects common to multiple committees, designed to mobilize the skills and expertise of our local banks.

Art and culture

The banks that combined to establish UniCredit Group have a centuries-old tradition of caring deeply about the cultural and artistic expressions of the countries in which they operate.

At UniCredit Group our commitment to art is integral to our corporate culture. It reflects on our approach to customers, employees and the public. It informs our sense of responsibility to society.

Our goal is to contribute to the creation of a dynamic and progressive Europe through the projects we have designed in close cooperation with our partners in the world of art and culture and from the many communities we call home. It is based on a belief that when communities have a vibrant culture, they will also have sustainable social and economic development.

This section details our actions related to the UniCredit Group Art Collection, the UniCredit & Art project, music and literature initiatives, study grants, academia, awards and competitions and institutional events.

The UniCredit Group Art Collection

UniCredit Group's commitment to the arts is expressed in its vast historical art collection of 50,000 pieces that include work from Italy, Austria, Germany and every other country in which we have a presence. As a whole, the collection encompasses the entire history of art from Mesopotamia, through such old masters as Canaletto and Carracci, and up to masters of contemporary art, including Léger, Klein, Beuys, Cragg, Christo, Richter and Baselitz. There are also more than 4,000 historical and contemporary photographs in the collection. We view our collection as a reflection of Europe's history, heritage and identity.

Our commitment to art extends beyond the simple maintenance of our historical collection and can be seen in our dynamic and evolving collection of works by young artists from the countries in which UniCredit Group operates.


PARIS
PHOTO
FOCUS
2007ON
ITALY

A PUBLIC RESOURCE

The UniCredit Group Art Collection is a resource for museums and public outlets throughout the world. In 2007 hundreds of artworks were loaned to public exhibitions, and works from the collection were on public display throughout UniCredit Group's headquarters, offices and branches as part of our program, "Sharing Passion".

Works from our collection travel extensively. HypoVereinsbank mounted the *Cityscapes* exhibition at the Spazio Milano in UniCredit Group's Piazza Cordusio retail branch, while a collection of Italian photographs was displayed by the Cultural Institute of Munich, the large French Artfair, Paris Photo and our branches in London, Brussels and Paris. Our Munich head office hosted exhibitions by Gerhard Richter with works from the HVB collection as well as an exhibition *Reale sensationen - junge kunst aus Bulgarien und Rumänien.* Bank Austria has displayed its newest acquisition in the exhibition, *"Wann immer vorerst,"* by Michael Kienzer.

In 2007 we held a total of 36 exhibitions. Highlights of our program can be found by visiting our virtual exhibition online at **www.unicreditgroup.eu** and clicking "More" under the UniCredit & Art banner.

Beyond collecting

Our collections are continually updated through an acquisition program led by a commission of top experts in the fields of art and culture. This program is part of our strategic project, UniCredit & Art, under which we support young talent and encourage creativity in the European visual arts. We are always on the lookout for innovative and fresh perspectives. Our whole operation is geared to support the contemporary art system, where interactions among universities, academies, artists, museums, institutions, collectors, auction houses, galleries, critics and the art press serve to spotlight new talent.

A NEW APPROACH

This new approach to the contemporary art world premiered as a formal strategic project in Austria and Italy in 2004. Developed in close cooperation with the Ministry of National Heritage and Culture, the project aims to promote young artists from Italy, Germany, Austria and new European Union member countries including Poland and the Czech Republic, as well as Turkey. Its results are impressive, resulting in more than 700 works from 95 Italian artists alone since its inception.

UniCredit & Art yielded important work in 2007, and the success of the program has enabled the young artists involved to launch their careers at major artistic events. Of particular note was Vezzoli's work, *Democrazy*, which was highly praised at the Venice Biennale, presented at the Pinakothek der Moderne in Munich, and now is on loan to the MAXXI, the National Museum for 21st Century Art in Rome.

STANDING OUT AMONG OUR PEERS

UniCredit Group's long term collaborative approach with local partners and platforms stands out among our peers for its ability to generate real value for communities. Pier Luigi Sacco, Professor of Cultural Economics and Head of the Department of Arts and Design, IUAV University of Venice, examined UniCredit & Art and commended the project for its sustainable community-oriented approach that embraces experimentation and risk taking. He also made note of the project's commissioning promising but little-known outsiders as well as established artists, its emphasis on innovative art-based learning techniques for UniCredit Group stakeholders and outside audiences, its enrichment of the contemporary art scene and the way the project has inspired other corporate leaders to chart out serious long-term commitments to art and culture.

Six of our partnerships are detailed below to provide further information on how the UniCredit & Art project is being implemented in our communities.

CASTELLO DI RIVOLI, MUSEUM OF CONTEMPORARY ART, TURIN

UniCredit Group is a member, together with the local authorities, of the Board of Directors of this leading Italian contemporary art museum. Its location in the gorgeous Residenza Sabauda makes it unique. The museum's Educational Department and UniCredit Group have teamed up to enable thousands of socially disadvantaged families, employees and others to experience the vitality of art.

FONDAZIONE ARNALDO POMODORO, MILAN

This newly converted former industrial building, designed by the architect Paolo Cerri, opened in September 2005. Supported from its inception by its main partner, UniCredit Group, the foundation and the artist aim to involve young artistic talents and stage exhibitions focused on sculpture in order to better explore the vast variety of 20th-century artistic modes of expression.

MAMBO, BOLOGNA

Founded in May of 2007, MAMbo has worked with the UniCredit Group to design a three year program of commissions which focus on Italian artists producing collaborative international projects. Commissions included works by Luca Pancrazzi, Loris Cecchini and Alessandra Tesi, which were presented at the Shanghai, Valencia and Moscow Biennales. These works are now on loan to the museum's permanent collection.

KUNSTHALLE DER HYPO-KULTURSTIFTUNG, MUNICH
HVB founded and supports this exhibition space in Munich. It has hosted more than 70 exhibitions and receives over 350,000 visitors per year. In 2006, the institution received its six millionth visitor. Exhibitions in 2007 included works of August Rodin and Serge Poliakoff among others.

BA-CA KUNSTFORUM, VIENNA
Austria's leading exhibition space for classical, modern and contemporary art is visited by 300,000 visitors per year and is supported by Bank Austria. The "trésor" exhibition spaces made possible by Bank Austria, in cooperation with KulturKontakt Austria, offers young artists from Central and Eastern Europe a forum for their work.

YAPI KREDI CULTURAL CENTER, ISTANBUL
UniCredit Group will support the 60th anniversary celebration of the Yapı Kredi Cultural Center, an important institution that is a symbol of pride for all of Turkey.

The art experience

The art experience fosters the potential of individuals, strengthens relationships and encourages dialogue.

In the 2007 UniCredit Group Consolidated Annual Report, we decided to focus on images of the international events which comprised our work with important partners in art and culture rather than on individual pieces from our collection.

These initiatives involving the broader public illustrate the importance UniCredit Group attaches to promoting an active dialogue with the communities in which our group operates. The large gatherings pictured in our annual report were held in city squares and museums and involved thousands of people. What you see is a single, spontaneously-generated expression of thousands of hands united together in a joyful and creative concert.

Art is also a way to enhance group dynamics, as it can open minds, connect people and inspire them to share their values and embrace their differences.

Art initiatives in 2007 included UniCredit Art Day, Art-Based Learning, Art in the Square and Acrobazie 3, among many others.

UNICREDIT ART DAY
Held in Bologna in October of 2007, this event involved more than 3,500 colleagues and their families and was a one-day program involving the special opening of more than 27 museums in Italy, Germany, Austria, Turkey and Croatia.

"ART-BASED LEARNING"
This special art education program enables UniCredit Group managers to meet with artists, collectors and museum directors to stimulate creative and entrepreneurial approaches to work and life.

"ART IN THE SQUARE"
UniCredit Group holds big, public and free creative events for children, families and elderly people in the main squares of cities and towns in cooperation with our partner museums.

ACROBAZIE
This project at the Psychiatric Hospital in San Colombano al Lambro, Milan, enables young artists whose works are part of the UniCredit collection interact with mentally challenged patients to demonstrate the therapeutic benefits of art.

Advancing music, literature and the study of the arts

Music forms one of the cornerstones of our cultural engagement. As with art, we have a strong focus on young talent that is demonstrated by our support for orchestras, international events and young musicians, artists and writers, as well as the study of music.

SUPPORTING ORCHESTRAS AND INTERNATIONAL EVENTS
HVB supports the HVB Europakonzert in collaboration with the European Youth Orchestra, and the Bank Austria Creditanstalt Artist of the Year in collaboration with Jeunesse. We are involved in other prestigious international events such as the Bayreuth, Munich and Salzburg festivals. HVB promotes regional events including the Festspiele in Rheingau, Passau and Würzburg and the Richard Strauss Festival. We collaborate with the Filarmonica della Scala, the Arena di Verona, the Orchestra Filarmonica del '900 in Turin and the Vienna Philharmonic Orchestra.

ENGAGING YOUNGER GENERATIONS
Concerts and operas touch music-lovers, but they also bring the younger generations closer to an art form at risk of exclusion and neglect within the young cultural mainstream. In collaboration with the Vienna Philharmonic, Bank Austria Creditanstalt set up a course for young and highly talented violinists in Trenta, Slovenia.

PROMOTING YOUNG ARTISTS AND MUSICIANS
We organize several important programs directed at promoting young artists and musicians, including the Jugend Kulturell

Competition for young classical music composers in Germany, the BA-CA Artists of the Year award for young musicians or musical ensembles and the Georg Eisler Prize for young Austrian artists.

SUPPORTING YOUNG WRITERS
The Eastern European Literature Award, which was created in 2005 as the first award of this kind, comprises all CEE countries that are part of UniCredit Group. It is one of the widest cross-border projects for young writers, launched in cooperation with KulturKontakt Austria and Wieser Publishing Company.

INVESTIGATING THE ECONOMICS OF CONTEMPORARY ART
UniCredit Group provides significant grants to support the Giovanni Agnelli Research Scholarship for the study of the economics of contemporary art at the Fondazione Agnelli in Turin.

Research and institutional relations

UniCredit Group knows that innovative ideas must be firmly rooted in solid research and vetted by appropriate external experts and institutions. This is why we strongly support research initiatives and institutional events.

This section details our research activities on key community-oriented topics and our institutional relations initiatives.

Addressing key topics for our communities

The Research and Competitors Benchmarking Department of our Retail Division worked on three socio-economic projects on poverty, agriculture and commerce in 2007 while UBI and Bocconi University together are currently researching regional and local economic dynamics.

SHEDDING LIGHT ON POVERTY
Although no evidence of increased poverty has been cited by the Italian National Institute of Statistics (ISTAT) or the Bank of Italy, Italian households evidence a growing sense of impoverishment. Our analysis has shed light on this through our focus on those segments of society often termed "vulnerable categories" (e.g., immigrants, the elderly and young, employees) and the dynamics of real wages.

RAISING AWARENESS OF AGRICULTURAL ISSUES
We conducted research on the present and future status of Italian agriculture. The extensive reforms being made in European Common Agricultural Policy (CAP) and the importance of environmental sustainability were a particular focus of our work. We found that the main result of these two processes was the recognition of the important role that manual farming systems and farmers play in preserving the environment and producing high-quality dairy products. CAP reform yields a reduction in subsidies and provides strong incentives for farmers to operate according to market rules.

Our response was to make our research available to branch employees through a specially designed thematic portal to sensitize and strengthen our employees' awareness of the agricultural sector. This portal contains a variety of materials that range from general-perspective documents to specific sub-sector analyses.

SUPPORTING SMALL ENTREPRENEURS
We conducted a study on the state of small retailers in Italy for our 2007 Report on SME's. Our research showed that the small retail sector has experienced a very high turnover in the past ten years as large retailers, e-commerce and regulatory reforms have radically changed the economic environment in Italy. Our research led us to recommend among other actions that small entrepreneurs specialize, innovate and create networks in order to stay competitive.

The report, titled "Business in Italy, between tradition and innovation. Paths and perspectives of small entrepreneurs" was presented during the event *"Rapporto piccole imprese*, 4th edition," held in December 2007 in Rome.

HIGHLIGHTING GLOBALIZATION'S LOCAL CONSEQUENCES
UniCredit Group and Bologna University are working together on the RegiosS project, which seeks to analyze Italian regional and local economic dynamics in order to highlight the similarities and differences between communities.

The project highlights the local impact of corporate globalization and provides stable short-term analysis for quick reference

Research and institutional relations (Continued)

relevant to forecasting economic cycles and trends. Project findings are regularly published in *"Il Sole 24 Ore"*.

Research by communities for communities

In 2007, the Vicenza Territorial Committee conducted two studies on highway shoulders and caregivers, which were relevant to the community. The primary role of the committee in these types of initiatives is bringing together the interests of the public and private sectors, institutions and social and economic researchers in order to develop pragmatic solutions for community issues.

RESHAPING OUR ENVIRONMENT

The Vicenza Territorial Committee researched and drafted a document that explored the potential of highway shoulders to be used as sites for environmental recovery, green energy generation and landscape redesign. The research project was carried out with the objective of raising public and institutional awareness of the deterioration of some parts of Vicenza that overlook highways. To date, the research has been circulated throughout Vicenza and its environs and to neighboring municipalities located along the stretch of the highway between Brescia and Padova.

RAISING AWARENESS OF HIDDEN PROBLEMS

The Vicenza Territorial Committee also researched caregivers in order to raise awareness of the socioeconomic challenges related to the widespread use of caregivers. To date the study has been circulated within the Vicenza area.

Institutional relations

The UniCredit Group is on the front line of institutional relations, and one of its priorities is to uphold and defend the financial system from potential risks from inaccurate information. The UniCredit Group's leadership position on many issues within the European financial sector generates value for both its customers and its stakeholders. This is why UniCredit Group maintains regular contact with the many relevant European and national institutions that address the challenges facing the European financial sector.

In order to strengthen relations with institutions at both the national and European levels, UniCredit Group promotes research, conferences and seminars identifying innovative ideas to foster a



full European integration process. Some of the activities we promote include the organization of a variety of forums, roundtables and conferences, including:

The Venice Forum is an international Conference organized each year in Venice with the aim of bringing together qualified representatives from the worlds of politics, economics and academia. UniCredit Group provided €810,000 in support of this event.

The Italian-Turkish Forum is regularly held in cooperation with the Ministries for Foreign Affairs of both countries.

Two closed-door roundtables including legislators and civil society actors focused on actions to enhance private equity funds' participation in the Small and Medium Enterprises sector.

A forum on German-Turkish economic relations was held in Munich, in support of German endorsement of Turkish accession to the European Union.

The publishing of bimonthly magazine *east* is intended to focus on economic, political and cultural themes in the EU and its relationships with Asia. UniCredit Group provided €510,000 in support of this magazine.

Support for the Italian government is provided through analyses and studies of the implementation of effective youth policies to finance academic studies and of the innovative use of solidarity funds in support of families with real estate loans.

Research on Italy's role in Mediterranean countries is supported by UniCredit Group through the provision of €36,000 to analyze the prospects for enhancing economic relations between Italy and other Mediterranean rim countries.

UniCredit Group and all its subsidiary banks have a longstanding tradition of leading the way in contributing to society in the countries and regions in which we operate. Within UniCredit Group, social responsibility is an integral part of our day-to-day activities.

UniCredit Group's Gift Matching Program is just one way that we demonstrate our commitment to our values and to leveraging the goodwill of our employees. This example of our dedication to social responsibility is in effect group-wide in all of the countries in which we operate.

One of the fundamental aims of UniCredit Group is to play an active and meaningful role in society and ultimately to make an important contribution to a healthy and sound social structure - a structure that is held together by people and a sound environment. In this pursuit, the charitable projects backed by UniCredit Group provide support for children and young people, help for socially disadvantaged people, activities to preserve a sound environment and rapid response to disasters.

Our actions in this area include supporting charities and research in Italy, promoting sustainability initiatives in Germany, campaigning against poverty in Austria, employee volunteering in Poland, charity drives in Croatia, emergency aid in Romania and help for children with special needs and local contributions in Slovenia.

Supporting charities and research in Italy

UniCredit Group makes many and varied contributions in Italy. Some of our more notable contributions in 2007 include those made to AIRC and CERBA in the field of research and science, to Circolo Ippico di

UniCredit Group main donations by category (%)


10
14
42
15
19
Social
Culture
Health care
Others
University/science

Verona to facilitate their work with disabled people, to Lega del Filo d'oro to assist them in their work with deaf-blind children and to numerous universities across Italy in support of research projects.

Promoting sustainability initiatives in Germany

HVB has been involved in sustainability initiatives at the regional, national and international levels for years. For example, HVB became involved in the UN Decade of Education for Sustainable Development by being a founding member of BenE Munich, one of 50 regional centers of expertise for sustainable development affiliated with the United Nations University.

HVB is also a member of the *Verein für Umweltmanagement in Banken, Sparkassen und Versicherungen*, an association for environmental management in the finance and insurance sectors; the *Forum Nachhaltige Geldanlagen*, the Panel for Sustainable Investment; and the *Arbeitskreis*

Contributions (Continued)

für Umweltbewusstes Management, a working group for ecologically-minded management.

At the international level, HVB participates in the Finance Initiative of the United Nations Environment Program and is a co-founder of the UNEP-FI Regional Task Force in Central and Eastern Europe.

Campaigning against poverty in Austria

Two of the many Austrian projects that we are involved in are the campaign by *Volkshilfe Österreich* (People's Aid Austria), "Armut tut weh" ("Poverty Hurts") and the Bank Austria Family Fund.

Through the *Volkshilfe Österreich's "Armut tut weh"* campaign, we help children with chronic illnesses, accident victims, children with disabilities and, above all, disadvantaged children who live below the poverty line even in a rich country like Austria. This initiative, whose patron is the wife of the Federal President of Austria, endeavors to provide rapid financial help in acute emergencies.

The Bank Austria Family Fund seeks to quickly and effectively help Austrian families with children in crisis situations. The fund was established in 1994 and is administered by the Archdiocese of Vienna's Caritas organization.

Employee volunteerism in Poland

Our public involvement stems from the awareness that, as one of Poland's largest financial institutions, we have an important social role to fulfill. Our relationship with the Great Orchestra of Christmas Charity, Poland's largest charitable initiative, is emblematic of our methods of contributing to society. The fundamental principle that underpins this involvement is the combination of financial support with the active participation of our Bank Pekao employees.

In each event, several dozen employees from Bank Pekao assume the task of counting and sorting cash and other donations in the television studio where the orchestra's headquarters is based during the Grand Finale, as well as in regional studios. Every year, they are assisted by hundreds of their colleagues working behind the scenes.

Almost 10,000 of our Bank Pekao employees have volunteered for the Great Orchestra of Christmas Charity since 2000. Under the Gift Matching Program, Unidea matches every euro donated to the Orchestra by the bank's employees.

Donation drives in Croatia

With the goal of responding as relevantly as possible to the needs of society, Zagrebačka banka announced the first public Donation Drive in 1999. The idea of implementing a systematic contribution program was subsequently replicated by other Croatian companies as well. Since 2003, the event has included works in the following four areas: humanitarian activity, children and young people, cultural heritage and the arts.

Although the model of public and transparent allocation of donations has encouraged other companies to follow suit, Zagrebačka banka enjoys the longest-standing tradition of implementing systematic contribution programs. The allocation of contributions on the basis of this initiative transcends the boundaries of pure corporate philanthropy. Zagrebačka is contributing to the creation of new social networks and the expansion of a culture of civil engagement in working to solve entrenched social problems.

Emergency aid in Romania

Following the catastrophic floods in Romania in 2005 and 2006, UniCredit Ţiriac Bank helped with the rapid reconstruction of 100 houses and donated €30,000 for emergency aid to 3,500 children who needed hygiene products and books to start school. This became a model of how rapid disaster relief can also be combined with a focus on children.

Help for children with special needs and local contributions in Slovenia

UniCredit Bank Slovenia is supporting projects that bring together healthy children and children with special needs to encourage the development of social responsibility at an early age. Instead of buying New Year's gifts, UniCredit Bank Slovenia donates funds for partially sighted children, providing them with notebook computers with adapted programs. Furthermore, whenever we open a new branch in Slovenia, we contribute to a local humanitarian organization.

Universities and scholarships

At UniCredit Group, we firmly believe in supporting academic endeavors to enrich public discourse and invest in our future.

Our activities in this area include international scholarships, research fellowship competitions for economic and financial disciplines and funding for universities.

International scholarships

Two financial aid fellowships were awarded in 2007 following the fifth annual scholarship competition held in memory of Giovanna Crivelli. One of the two scholarships was awarded to a woman.

The Giovanna Crivelli scholarships are awarded in support of advanced training for researchers specializing in theoretical and empirical studies in political economics and the economics of financial markets.

The fellowships require enrollment and attendance at a foreign university. The candidate's chosen program must be in line with his or her previous studies. Fellowships are applied to the standard academic year of nine months and are renewable.

In 2007 we launched the sixth competition. The application deadline was 31 October 2007, and two €25,000 scholarships, including travel expenses, health insurance plus university fees, were granted in January 2008. The table below provides applicant data from the six annual competitions held to date:

Giovanna Crivelli scholarships

CONTEST YEAR	NUMBER OF APPLICANTS	NUMBER OF FEMALE APPLICANTS	ACADEMIC YEAR
2003	89	45	2003/2004
2004	103	57	2004/2005
2005	73	40	2005/2006
2006	51	25	2006/2007
2007	36	14	2007/2008
2008	57	25	2008/2009

All applications and any accompanying documentation, including graduation theses and transcripts, are evaluated by a committee of seven university lecturers.

A new fellowship in corporate social responsibility

In 2005, a new fellowship initiative was added to the list of scholarships administered by UniCredit Group. This fellowship competition was designed to promote studies in the field of corporate social responsibility, with the express objective of stimulating the ongoing "brain return" to Italy; thus the contest was designed to provide grants to returning scholars.

In the competition's first year, an Italian researcher who returned from Spain to continue her studies at Rome's Tor Vergata University was the winner of a grant awarded by UniCredit Group for €50,000 per academic year.

University funding

UniCredit Group supports education and research at a variety of institutions. For example, in 2007 we sponsored research centers and funded scholarships at 24 different universities in Austria. Our single largest collaboration has been with the Vienna University of Economics and Business Administration, where we have committed €134,000 per year for three years to the sponsorship of the UniCredit CEE Student Circle. Another €97,000 has been earmarked for the study of advanced financial mathematics and structured finance in 2008.

Major contributions have been made to Vienna University, the Medical University of Graz, Graz University, the University of Salzburg, Leopold Franzens University of Innsbruck, the University of Applied Sciences for Banking and Finance, the Vienna University of Technology and the Johannes Kepler University of Linz, where we have sponsored the founding of a new Research Institute for Banking and Finance.

Other major contributions have been made to the University of Trier, the University of Cologne, University Hospital Munich-Grosshardern and the Ludwig Maximilian University of Munich.

Of note is the strong bond we have forged with the Technical University of Munich. At its highly regarded School of Business Administration we have funded a long-term sponsorship of the HVB-Institute for Mathematical Finance. Over the course of ten years, ending in 2012, we will have contributed more than €5 million toward the Institute's operating budget.

UniCredit Group would like to see CSR made into a required field of study for all university students who plan to pursue a career in business. That is why we created the "UniCredit Chair on Economic Ethics and Corporate Social Responsibility" at the University of Trento in 2003. The degree program is supplemented by two research centers - the "Observatory for ethics, rational decisions and corporate social responsibility" and the "Observatory for corporate social responsibility".

The Unidea Foundation (Continued)

The project provides for:

- the restoration of several health centers and improvement of basic equipment;
- infrastructure improvements to Saint Jean de Dieu Hospital in Tanguiéta and the construction of housing for motivated and qualified medical personnel;
- training of healthcare workers;
- improvement of coordination between the hospital and rural clinics;
- community-based activity: campaigns to raise awareness, to train community-based health officers and to train health center management committees;
- reinforcement of management skills at health service facilities;
- institutional consolidation of the local AMCES association (a non-profit working to strengthen the "private-social" sector within the national health service).

THE "AN KA HERE SSO" PROJECT

- Country: Burkina Faso
- Region: Hauts Bassins and Cascades
- Period: 01 January 2004 - 31 December 2010

"Paths to Health" *(An Ka Here Sso)* is an integrated health cooperation project the goal of which is to help improve access to primary healthcare services for the inhabitants of the Hauts Bassins and Cascades regions, in southwestern Burkina Faso, through infrastructure improvement, expansion of basic services, greater accessibility to health centers and reinforcement of community participation.

The project is carried out in partnership with the NGO ProgettoMondo of Verona and consists of activities that can be divided into two key functions:

1. activities on the supply side, designed to improve the performance of local public healthcare services:
   - medical training and requalification of health center personnel, with particular attention to on-the-job training designed



to improve the skills of primary healthcare personnel;
- supplies of medical and generic materials and structural renovations for 16 health centers;
- medical studies and research and their associated applications;
- introduction of the Community Epidemiology Studies Program at the National Nursing School.

2. activities on the demand side, aimed at guaranteeing greater access to healthcare services and community participation in the management of health issues:
   - fostering greater economic accessibility to health services, through the promotion of income-generating activities and through microcredits;
   - health education campaigns;
   - community epidemiology studies.

Projects in Central and Eastern Europe

Unidea's approach in this region, which has been refined over the years, focuses on supporting youth employment through the creation of professional placement services for entry-level employment, business development services for entrepreneurial initiatives, and microcredit programs, giving priority to rural areas characterized by under-employment and emigration. In pursuing these aims, Unidea collaborates with specialized local non-profits.

YOUTH EMPLOYMENT PROJECTS

The unemployment rate of young adults in the CEE, at roughly 18%, is the highest in the world after Northern Africa and the Middle East. In CEE countries, young adults between the ages of 18 and 30 experience unemployment rates that are nearly double

SOME OF THE INITIATIVES COMPLETED, 2005-2007

Healthcare work
- 443 visits accompanying healthcare staff;
- 97 operators of 16 health centers have received on-the-job training;
- 1,062 people trained;
- 19 training courses (totaling 914 classroom hours);
- 14 health centers renovated and equipped with standard equipment, medical materials and means of transport;
- renovation of the office of the Regional Health Department of Banfora and provision of equipment;
- introduction of "single ticket" (fixed price) health treatment in two centers;
- "Paracheck®" epidemiological study for the introduction of a rapid test for the diagnosis of malaria;
- feasibility mission for the initiation of community epidemiology studies;
- feasibility study on the possibility of developing a system of insurance.

Literacy
- 1,776 participants in literacy courses;
- 1,218 participants in primary complementary training;
- 532 participants in technical training;
- 20 literacy centers activated through three local associations (Gradi Association, Union Dogori, Munyu Association);
- 20 community libraries created in the same number of villages;
- 9 publications/teaching aids.

Income-generating activities
- 87 loans disbursed;
- 92 applications transmitted to the microcredit lender to obtain loans;
- 177 requests for credit with applications being prepared;
- 169 requests for credit awaiting preparation of credit applications.

Geographical distribution of Unidea projects in Africa



Geographical distribution of Unidea's projects in the CEE


Pomerania (PL)
Liberec (CZ)
Malopolska and Zilina (PL, SK)
Banska Bystrica (SK)
Eastern Slavonia (HR)
Bratunac (BiH)
Herzegovina-Neretva and Bratunac-Srebrenica (BiH)
Podlasie (PL)
Timisoara (RO)
Bucharest (RO)
Razgrad (BG)
Vratsa (BG)
Gabrovo (BG)
POLAND
CZECH REPLUBIC
SLOVAKIA
CROATIA
BOSNIA HERZEGOVINA
ROMANIA
BULGARIA

the national averages. Rural areas lack adequate employment support services and are negatively impacted by the emigration trends of the young in search of employment in larger metropolitan areas and abroad. Hence, Unidea partners with local non-profit associations to organize training courses, job placement services and job counseling.

Job placement services include:
- professional training;
- on-the-job training;
- intermediation between entrepreneurs and unemployed young people;
- job search support.

Business development services include:
- motivational training;
- business start-up training;
- microloans and microbusiness monitoring.

Microcredit initiatives, carried out in many of the projects implemented in this area, are managed by Unidea's local partners. Loans are provided to satisfy investment and/or working capital requirements. Microcredit initiatives have been undertaken in six countries: Bosnia and Herzegovina, Bulgaria, Croatia, Poland, Romania and Slovakia.

Youth employment projects in the CEE, from 2004 to 2007, have resulted in:
- 4,178 beneficiaries;
- 1,181 jobs created;
- 730 people hired;
- 451 new microbusinesses supported with training, advisory services and microcredit;
- €937,000 in microcredit loans.

PROJECT FOR SOCIAL AND ECONOMIC INTEGRATION OF MIGRANT WOMEN IN THE HEALTHCARE AND SOCIAL WELFARE SECTORS (POLAND)

This project addresses the complex theme of female migrant workers. In the last decade, the number of women migrating has been rising steadily. These women are seeking employment opportunities, as men do, and, since they are not bound by family obligations, they are no longer passive participants in this dynamic. In certain cases, women have become the first wave of new emigration patterns, so that we can appropriately talk about a "female exodus."

The project, which will last three years (2007-2010), has as its aim the integration into the economy and society of immigrant women from Poland and Ukraine, particularly in the healthcare and social welfare professions - fields with growing needs in many European countries in recent years. The relevant professions include nursing, social work and assistance to families (caregiving).

The project will leverage and strengthen the existing instruments of social cooperation - particularly by establishing structured partnerships with non-profit social cooperatives in Poland. This approach is intended to address the relevant challenges and to ensure respect for human and labor rights within a context of transnational European cooperation.

The project's first phase is directed at job placement for immigrant Polish and Ukrainian women in Italy in the sectors identified, with the following main objectives:
- to provide career and language training, with job placements for 120 nurses, 80 social work auxiliaries and 100 caregivers;
- to support the management of the flow of migrant workers and to support the process of developing temporary work opportunities;
- to provide tutoring and counseling to migrant workers during the job placement process;
- to facilitate the provision of services by these workers to healthcare facilities and families that need them;
- to extend to additional regions a service model that is effective in the training and placement of these workers.

The second component of the project involves support for cooperatives in Poland. The long-term aim of the project is to support the introduction into social cooperatives of nurses and caregivers who wish to return to their own countries. The action plan is designed to engage both "shores" of the migration process, building on an assumption that migratory flows are largely temporary. With this in mind, the project is designed to ensure that, upon the migrant's return to her own country, her experience and qualifications obtained abroad are fully appreciated and put to good use. For this to be achieved efficiently and effectively, the process requires the harmonization of standards sharing of experiences between the Polish social cooperatives and the Italian ones.

The project is being carried out in partnership with the Consorzio Nazionale della Cooperazione di Solidarietà Sociale Gino Mattarelli (CGM).

Initiatives for UniCredit Group employees

Unidea and UniCredit Group work together to lead a broad range of initiatives to support the engagement of UniCredit Group employees in community-oriented activities and projects.

The initiatives include:
- designing and implementing tailor-made projects for UniCredit Group legal entities (e.g., "LocatForBenin" for Locat SpA, "A Si Jiwe" for UniCredit Private Banking, and "Street Children – Keoogo Association" linked to the 2008 People Survey);
- counseling the banks of UniCredit Group on philanthropic initiatives that are sometimes related to banking activities;
- arranging visits of UniCredit Group employees to Unidea project sites;
- establishing employee volunteer pilot programs;
- providing training courses on issues related to the non-profit sector;
- running the Gift Matching Program.

THE GIFT MATCHING PROGRAM

Through the Gift Matching Program - now in its fifth edition and open since 2007 to all the countries of UniCredit Group - Unidea matches donations made to any eligible non-profit organization by UniCredit Group employees.

The 2007 Gift Matching Program's key figures are:
- more than 7,600 UniCredit Group employees from 17 countries have participated to date;
- more than €1,600,000 disbursed by Unidea to match eligible requests;
- matching funds contributed for 100% of all eligible requests;
- more than 250 different non-profit organizations supported through the program.



Investors and markets

Shareholder communications

UniCredit Group is committed to providing investors and markets with straightforward information to enable them to accurately evaluate and assess our strategies and results.

We greatly value the markets' assessments of our progress and priorities as we work towards establishing a sustainable business capable of generating long-term value for all our stakeholders. We especially appreciate it when the market recognizes our sustainable business practices by including us on key sustainability indexes.

Accordingly, this chapter provides a brief overview of our activities in these areas and is broken down into the following sections:

1. **Shareholder communications**, providing a brief overview of the geographical distribution of ordinary shares and of the various channels we use to relay information to both investors and markets;
2. **Pending issues**, including a discussion of issues related to Bank Austria's minority shareholders and its finalization of the acquisition of a 91.8% stake in the share capital of JSC ATF Bank;
3. **Sustainability indexes**, detailing UniCredit Group's inclusion on a number of major international sustainability indexes and rankings.

At UniCredit Group, we report on the results of our group-wide and divisional strategies promptly and transparently to institutional investors, financial analysts, brokers and rating agencies.

This section provides data on UniCredit Group's geographical distribution of ordinary shares and a brief description of how we communicate with our investors and the markets.

Geographical distribution of ordinary shares (%)


44
56
Italy
Other countries

Number of shareholders ~370,000

Communicating with investors and markets

In relaying information, our financial communications staff makes use of multiple channels, including institutional presentations, conference calls, sector conferences, road shows, one-on-one meetings and our institutional website.

ENHANCING INTERNET TOOLS

We consolidated our webcast system in 2007 to allow the financial community to follow our presentations live on our website, **www.unicreditgroup.eu.** This webcast system is one part of our broader effort to enhance our use of the internet to communicate financial information to the market. We have added user-friendly tools to our website to facilitate our stakeholders' ability to understand our financial statements and quarterly and half-year reports.
These tools include interactive versions of documents and the "interactive analyzer," which is a tool for stakeholders who are unskilled at reading balance sheets. This tool facilitates the downloading of charts and data.

We have launched a section of our website dedicated to our various share prices. We have made use of interactive tools that help users to create charts and graphs to compare the performance of our stock against our competitors.

In 2007, UniCredit Group held five institutional presentations including two financial meetings, one of which was Capital Markets Day-a one day meeting between top management and the financial community to present and discuss topics of interest. In 2007, Capital Markets Day was focused on the CEE.

Top management and UniCredit Group Investor Relations attended nine international conferences on the financial industry. UniCredit Group held 29 road shows (20 in Europe, seven in the United States and two elsewhere). Furthermore, UniCredit Group participated in approximately 400 one-on-one meetings and met with almost 500 companies.

Rating agencies

AGENCIES	SHORT-TERM INDEBTEDNESS	MEDIUM/ LONG-TERM INDEBTEDNESS	OUTLOOK	PUBLISHING DATE
Fitch Ratings	F1	A+	POSITIVE	23 November 2007
Moody's Investor Service	P-1	Aa2	STABLE	5 October 2007
Standard & Poor's	A-1	A+	STABLE	18 July 2007

Share Information

	2007	2006	2005	2004	2003	2002	2001	2000	1999
Share price (€)									
- maximum	7.646	6.727	5.864	4.421	4.425	5.255	5.865	6.115	5.787
- minimum	5.131	5.564	4.082	3.805	3.144	3.173	3.202	3.586	3.845
- average	6.541	6.161	4.596	4.083	3.959	4.273	4.830	4.976	4.606
- end of period	5.659	6.654	5.819	4.225	4.303	3.808	4.494	5.572	4.924
Number of outstanding shares (millions)									
- at period end [1]	13,278.4	10,351.3	10,303.6	6,249.7	6,316.3	6,296.1	5,046.4	5,024.2	4,976.2
- shares with dividend	13,195.3	10,357.9	10,342.3	6,338.0	6,316.3	6,296.1	5,131.1	5,024.2	5,014.2
of which: savings shares	*21.7*	*21.7*	*21.7*	*21.7*	*21.7*	*21.7*	*21.7*	*21.7*	*21.7*
- average[1]	11,071.6	10,345.2	6,730.3	6,303.6	-	-	-	-	-
Dividend									
- total dividends (€ millions)	3,431	2,486	2,276	1,282	1,080	995	724	649	648
- dividend per ordinary share	0.260	0.240	0.220	0.205	0.171	0.158	0.141	0.129	0.129
- dividend per savings share	0.275	0.255	0.235	0.220	0.186	0.173	0.156	0.137	0.137

1. The number of shares is net of company-owned shares (19,4 million for 2004 average and 8,7 million from end 2004 onwards).

Earnings Ratios

	IAS/IFRS				ITALIAN GAAP					
	2007	2006	2005	2004	2004	2003	2002	2001	2000	1999
Shareholders' equity (€ millions)	**57,724**	**38,468**	**35,199**	**14,373**	**14,036**	**13,013**	**12,261**	**9,535**	**8,644**	**7,708**
Group portion of net profit (€ millions)	**5,961**	**5,448**	**2,470**	**2,069**	**2,131**	**1,961**	**1,801**	**1,454**	**1,395**	**1,287**
Net worth per share (€)	4.35	3.72	3.42	2.30	2.21	2.06	1.95	1.89	1.72	1.55
Price/Book value	1.30	1.79	1.70	1.84	1.91	2.09	1.96	2.38	3.24	3.18
Earnings per share (€)	0.54	0.53	0.37	0.33	0.34	0.31	0.29	0.28	0.28	0.26
Payout ratio (%)	57.6	45.6	92.1	-	60.2	55.1	55.2	49.8	46.5	50.3
Dividend yield on average price per ordinary share (%)	3.97	3.90	4.79	-	5.02	4.32	3.70	2.92	2.59	2.80

Earnings per share (€)



0.26
0.28
0.28
0.29
0.31
0.34
0.33
0.37
0.53
0.54
1999
2000
2001
2002
2003
2004
2004 IAS/IFRS
2005 IAS/IFRS
2006 IAS/IFRS
2007 IAS/IFRS

Pending issues

This section details two pending issues related to the minority shareholders of Bank Austria and Bank Austria's finalization of the acquisition of a controlling stake in the share capital of JSC ATF Bank (ATF).

Squeeze-out of Bayerische Hypo- und Vereinsbank AG ("HVB") and Bank Austria Creditanstalt AG ("BA-CA")

At its meeting on 23 January 2007, the UniCredit S.p.A. Board of Directors, in its capacity as majority shareholder of Bayerische Hypo- und Vereinsbank AG ("HVB") and Bank Austria Creditanstalt AG ("BA-CA") voted to initiate the squeeze-out procedure at both banks.

On that date UniCredit held 95% of the share capital of HVB after acquiring 1.23% on the market, and 96.35% of the share capital of BA-CA. Thus, it was possible to initiate this procedure based on the provisions of German and Austrian law respectively.

With regard to the squeeze-out at HVB, at its meeting on 9 May 2007, the UniCredit Board of Directors set a cash price of €38.26 for each HVB share. Based on the fact that, after the transfer of UBM's investment banking business unit, HVB's minority shareholders held 36,534,957 shares in the company (equal to about 4.55% of total capital), the unit price set corresponds to a total equivalent of about €1,398 million. The squeeze-out price was determined on the basis of an appraisal performed by Ernst & Young AG Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft, Stuttgart, Germany, based on the German IDW standards, "Standards for the Valuation of Companies" (IDW S 1). In addition, an opinion was issued on the appropriateness of the price by Warth & Klein, an independent auditing firm appointed by the competent court of Munich.

With regard to the squeeze-out at BA-CA, UniCredit's Board of Directors and BA-CA's Management Board met in March 2007 and set a cash price of €129.4 for each of the 7,374,016 bearer shares, equal to about 3.65% of total share capital. This amount corresponds to a total cash payment of about €954 million. The squeeze-out price was determined on the basis of an appraisal carried out by Deloitte Valuation Services GmbH in accordance with Austrian valuation standard KFS BW1. In addition, an opinion was issued on the appropriateness of the price by TPA Horwath Wirtschaftsprufung GmbH, an independent auditing firm appointed by the competent court of Vienna. The squeeze-out transactions of HVB and BA-CA were approved by the respective shareholders' meetings on 26-27 June and 3 May 2007. These resolutions were the object of a voidance action brought forward by HVB's and BA-CA's minority shareholders.

JSC ATF Bank

On 13 November 2007, BA-CA finalized the acquisition of a 91.8% stake in the share capital of JSC ATF Bank ("ATF"). To be specific, BA-CA acquired 95.6% of ordinary stock and 85% of preferred stock. In addition, in accordance with Kazakh law applicable to joint stock companies, on 17 November 2007 BA-CA launched a mandatory public offering for remaining shares at a price of KZT 10,180.93 (equal to US$84.37) for each ordinary share and KZT 5,675.11 (equal to US$47.03) for each preferred share, which, in both cases, represents the price per share agreed to by BA-CA with ATF's majority shareholders. The offer was to remain open for 30 days, but one of ATF's minority shareholders obtained an emergency order from the competent Kazakh court that blocked its completion. However, UniCredit Group believes that the action of the minority shareholder has no merit and has taken all possible steps with the competent authorities to reach a timely resolution to the dispute with the resulting completion of the offering period.

Still, it should be noted that at the time the mandatory public offering was blocked, BA-CA had legally purchased additional shares of ATF, increasing its stake to 92.9% of share capital. Total payment for the whole stake was about €1,592 million.

As announced on 21 June 2007, pursuant to the agreement signed by BA-CA and several private shareholders of ATF, the price paid will be increased through the pro-rata payment of 50% of ATF's 2007 net profit, adjusted for any accounting differences reported in the audited consolidated accounts for 2007 (compared to the accounts for 2006).

As of 31 December 2007, ATF was one of the largest Kazakh banks with customer deposits of €2.2 billion (+8% over 2006 in local currency), net loans to customers of €4.4 billion (+50% over 2006 in local currency) and a network of 140 branches.

Sustainability indexes

UniCredit Group has successfully built a strong reputation for sustainable business practices and is recognized worldwide as a sustainability-driven company. This is demonstrated by its inclusion in a number of major international sustainability indexes and rankings.

This chapter details our inclusion on the Dow Jones Sustainability Index, FTSE4Good Index Series, the Ethibel Sustainability Index's Excellence Global Register and the Climate Disclosure Leadership Index (CDLI), as well as in Oekom Research AG's annual review.

Dow Jones Sustainability Index

UniCredit Group has been selected as an index component of the Dow Jones Sustainability Index (DJSI). As holders of one of the 60 DJSI licenses issued to financial institutions in 14 countries, UniCredit Group is able to use the DJSI as either a benchmark or a base for financial products and funds. The companies that are part of this sustainability index represent the top 10% of corporate social responsibility performers in terms of economic, environmental and social issues out of 2,500 companies included in the Dow Jones World Index.

According to the rating agencies, UniCredit Group has improved in terms of its overall performance year-on-year in absolute value and in relative terms when compared with the rest of the financial sector. The core strength of UniCredit Group clearly lies in the economic area, with strong performances in the categories of stakeholder engagement, customer relationship and risk and crisis management. UniCredit Group was highly rated in the social area, achieving the highest score in the category of social reporting and human capital development.

UniCredit Group has a significant opportunity to improve its overall environmental performance, particularly in the categories of globally recognized CSR standards, sustainable development and climate disclosure.

FTSE4Good Index Series

UniCredit Group is a member of the FTSE4Good Index Series. Created and managed by the FTSE Group, the index is an innovative series of real-time indexes designed to reflect the performance of companies that meet globally recognized CSR standards and to promote investment in those companies. A committee of independent SRI and CSR experts periodically review the indexes to ensure that they are an accurate reflection of current CSR best practices.

Ethibel Sustainability Index's Excellence Global Register

In the field of sustainable development our transparency has proven to be one of our greatest assets and is one of the reasons why UniCredit Group was listed on the Ethibel Sustainability Index's (ESI) Excellence Global Register at the end of 2007. Ethibel, an independent non-profit organization, has provided banks with SRI advisory services and has promoted open dialogue between companies, governments, unions, NGOs and investors in Europe since 1992. Those included on Ethibel's list of standout companies for best practices in the area of sustainability undergo rigorous screening. For this reason, UniCredit Group is honored to be included on the list.

Oekom Research AG

UniCredit Group's pragmatic and forward-looking sustainable development strategies were validated with a *Status Prime* ranking in the Oekom Research AG annual review. Our *Status Prime* ranking was earned because of our position among the world's best financial companies and our fulfillment of the minimum best-in-class requirements for the financial industry. Oekom Research, a German-based primary rating agency, gave UniCredit Group particularly high marks in the social and cultural category, with our social and ethical policies and external reporting receiving top scores.

Climate Disclosure Leadership

The Carbon Disclosure Project (CDP), an independent not-for-profit organization, chose to include UniCredit Group in its Climate Disclosure Leadership Index (CDLI) for the first time in 2007. Further details on the CDP and CDLI are provided in the following chapter on the Environment.



Environment

Environmental Policy

UniCredit Group understands the significant role a bank can play in meeting large-scale environmental challenges. We are committed to leveraging our position as a large financial institution to protect the environment and meet the climate change challenge.

Our climate change initiatives in 2007 signaled our progress towards the adoption of a clear climate change strategy. Our long-standing memberships in international organizations mark our cooperative approach to environmental issues. Our values inform our interactions with all our stakeholders. Our institution of ISO 14001/EU Eco-Management and Audit Scheme (EMAS)-certified Environmental Management Systems at UniCredit Group, HVB and soon Bank Austria demonstrates our commitment to measurable targets, evaluation and public communication.

This chapter provides information on our work under the Environmental Management System to manage UniCredit Group's direct and indirect impact on the environment.

Our activities in this sphere have been broken down into the following categories:

1. **Environmental policy**, including the full text of the policy signed by the UniCredit Group CEO in 2007;
2. **Environmental Management System (EMS)**, including details on the history of our EMS implementation;
3. **Projects and partnerships**, including memberships and networks;
4. **Sustainability initiatives**, including a breakdown of activities at the Holding, Divisional and Legal Entity levels;
5. **Direct impacts**, including real estate, energy efficiency, water consumption, paper consumption and waste management initiatives and our goals;
6. **Indirect impacts**, including details on our lending policy and environmental guidelines;
7. **Goals**, including specific projects planned for 2008.

By continuing to invest in innovative environmental initiatives, strong partnerships and adopting progressive environmental guidelines and policies, UniCredit Group expects and intends to have a positive and lasting impact on the environment in all of our markets.

At UniCredit Group, we are aware that our business activities have an impact on the environment even though we are a part of the service sector. Therefore, we always factor environmental sustainability into our strategic decisions.

EMAS

This is why UniCredit Group adopted an Environmental Policy in 2000 and has since firmly embedded it within all of our operations. In keeping pace with the rapid changes underway in the financial industry and the world, UniCredit Group recently developed a new Environmental Policy, signed by UniCredit Group CEO Alessandro Profumo in 2007. It is presented beside.

UniCredit Group Environmental Policy

Our mission is to generate value over time for society and our customers, employees and shareholders, and for current and future generations. Our identity is based on strong, common values and is built through specific actions that are incorporated in strategic decisions and operations.

The essential process of integrating the Group with other European and Italian entities was recently completed and resulted in an expansion of the company's horizons, thereby creating a new challenge for the Group. The creation of an entity with international roots and a presence in countries with different cultures and laws has required us to make a greater commitment to pursuing the goals of sustainable development, which we have set for ourselves over time, in terms of dedicated resources and a focus on various aspects of banking operations. The Environmental Management System incorporates these new developments and allows us to make appropriate decisions for the entire Group. At the same time, it offers us a unique opportunity to make business decisions affecting the impact of our presence on the economic and social structure in a more effective manner in all areas.

A key priority for the Group is its ongoing oversight of the most significant environmental repercussions that are directly related to our operations, such as the consumption of natural resources and waste production. The Group also places considerable emphasis on preventing so-called "indirect" environmental impacts caused by outside entities whose actions we can influence through targeted decisions in the area of purchasing and loan approval policies, and in the innovation of services and determination of strategic action plans.
In this regard, UniCredit is strongly committed to the fight against climate change, a significant environmental issue for our time. The Group reiterates its commitment to foster a culture of sustainability and the achievement of the goals of the Kyoto Protocol in all countries where it has a presence. In addition to the Group's long-standing consortium involvement, the long-term strategic decision to reduce emissions of climate-altering gases is a key decision-making factor in the creation of products and credit policies.

Acting responsibly means obeying the rules. For this reason, in addition to ensuring our compliance with existing environmental laws, we have renewed our commitment to participate in voluntary initiatives and programs such as the Global Compact, UNEP, the European EMAS regulation and the Equator Principles.

We pledge to continually make technical and organizational innovations in our business and in our relationships with customers in an effort to constantly improve our performance.

Individual creativity must be encouraged and promoted in order to take advantage of new solutions that will enable us to achieve excellent results in the environmental sustainability of the company's "core business" and thus in its profitability over time. The individual actions of those who work in the Group are essential to achieving an overall improvement in our environmental performance, and it is our specific responsibility to foster a widespread awareness among staff in all countries where the Group has a presence that each person's ideas and involvement can often make a substantial contribution. The Group has a priority to provide suitable training and ensure the involvement of all employees at various company levels in order to foster their professional development.

We realize that our efforts alone will not allow us to achieve the goals we have set, and thus we are also directing our efforts to our stakeholders in order to listen to their needs, discuss possible solutions and initiate a dialogue that will allow us to grow together. We feel it is essential to communicate with those outside the Group (the public, local communities, environmental groups and customer and consumer associations) by providing continual information and taking into account their needs and suggestions. The main reason for establishing these lines of communication is to create long-term relationships in the areas where we operate and to make the best use of the specific characteristics and opportunities in these areas in terms of protecting environmental resources and creating awareness.

The best way to make our commitment credible is to ensure the transparency of our actions and the results achieved in environmental management. To this end, we measure and monitor our ability to achieve the goals we have set using a system incorporating indicators that are easy to understand and can be compared over time, and we voluntarily ask independent entities to check and assess these indicators.

Alessandro Profumo
CEO UniCredit Group

Environmental Management System (EMS)

A certified Environmental Management System (EMS) is a hallmark of quality and is highly rewarded and appreciated both by sustainability rating agencies and by stakeholders. An EMS, combined with a commitment from top management, helps an organization to clarify responsibilities, define targets and report on results.

In contrast with manufacturing firms, a bank's direct environmental impact largely stems from building and office operations, procurement and mobility. To make these as sustainable as possible, a functional environmental control system is essential. Recording material and power flows makes it possible to identify and realize potential savings by cutting costs and protecting the environment. For many years, UniCredit Group in Italy and HVB in Germany have been using an EMS that tracks improvement in these areas.

UniCredit Group's EMS consists of a set of processes and practices designed to continually enhance: our environmental efficiency and implement our environmental policies; the commitment of top management; and our consistent efforts to address the direct and indirect environmental impact of our financial institution.

EMS and UniCredit Group

The EMS concept was gradually introduced in Germany and Austria in the early 1990s. Eventually a small subsidiary, Vereinsbank Victoria Bausparkasse, obtained certification under ISO 14001 and EMAS in 2002. HypoVereinsbank was certified in 2006. UniCredit received its first certification under ISO 14001 and EMAS in 2002. UniCredit Processes & Administration (UPA) has been certified ISO 14001 since 2006 and will receive the EMAS certification in 2008. Bank Austria will follow in 2008.

Extending EMS to Central and Eastern Europe

For the first time, the UniCredit Group is capable of presenting a status quo report on existing figures and activities from eight of the countries in Central and Eastern Europe where we have a presence - Croatia, the Czech Republic, Hungary, Romania[1], Serbia, Slovakia, Slovenia and Turkey - representing more than 70% of UniCredit Group's employee headcount for 2007. This represents the first results of our long-term plan to extend the EMS we have in place in Italy, Germany and Austria to the CEE.

Reliable data relating to energy and water consumption, business travel and paper is the basis for an effective EMS. These status reports are a starting point and blueprint for further action in this region. Some of the environmental data has been estimated based on costs. Due to variations in environmental regulations and data collection procedures from country to country, it is not always a simple matter to consolidate data that may not be directly comparable in its underlying content. One of UniCredit Group's next steps will be to align our collection methodologies.



1. For Romania, only 2007 figures are available, due to the merger of three differently structured banks (Banca Ţiriac, HVB Bank Romania and UniCredit Romania) in 2006/2007.

Projects & partnerships

This section summarizes the environmental projects and goals of UniCredit Group in Italy, Germany, Austria and the CEE including climate change projects, memberships and partnership networks.

Addressing climate change

During 2007, the media and the public focused their attention on global climate change and UniCredit Group stepped forward to address this vital issue.

The financial industry has only a modest direct impact on climate change. In fact, CO_2 emissions from the banking sector are demonstrably well below the averages generated by the oil and gas, energy and automotive sectors. Indirectly, however, the financial sector plays a pivotal role. Because climate change will most likely have a serious negative impact on the global economy if it is left unchecked, it is an issue that the financial sector cannot afford to ignore.

UniCredit Group takes a broad view of the climate change issue. We believe that banks can contribute to the development of real solutions. We are prepared to play a progressive leadership role within our industry and our community. For instance, we have already assembled a team of specialists to conduct a feasibility study that will assess all near-term climate change risks and opportunities.

CARBON DISCLOSURE PROJECT (CDP)

UniCredit Group has long been a member of the CDP. As the world's largest collaboration of institutional investors, the CDP represents 315 entities managing over US $41 trillion in assets and provides the largest and most comprehensive database of strategies from the world's largest corporations regarding the impact of climate change on shareholder value.

This year the CDP launched the Climate Disclosure Leadership Index (CDLI), a prestigious honor roll for global corporations addressing the challenges of climate change. The CDLI is comprised of 68 FT500 companies that show distinction in their responses to the CDP survey based on their reporting of greenhouse gas emissions and their assessments of climate change strategies. CDLI members are further distinguished by the disclosure of their awareness of the risks and opportunities of climate change, as well as by the quality and effectiveness of programs they have put in place to reduce overall greenhouse gas emissions. UniCredit Group is proud to be included in the index.

Our participation in the Carbon Disclosure Project demonstrates our support for the concept of encouraging companies to publicize their own policies concerning climate change as well as our desire to make institutional investors aware of the importance of investing in organizations committed to reducing CO_2 emissions.

KYOTO CLUB

UniCredit Group is among the founders of the Kyoto Club, an Italian non-profit organization launched in 1998. Composed of companies, institutions, associations and local authorities, the Kyoto Club is committed to tackling greenhouse gas abatement targets under the provisions of the Kyoto Protocol. To achieve those targets, the Kyoto Club promotes awareness, information and training on issues of energy efficiency, renewable energy and sustainable mobility.

Partnerships

UniCredit Group is committed to raising public awareness of the financial industry and its environmental achievements. Accordingly, we have developed a significant partnership network and have either initiated, led or been active partners in many important environmental initiatives.

Initiatives we participate in include the Global Compact, the United Nations Environment Programme's Finance Initiative (UNEP-FI), the Carbon Disclosure Project (CDP), the Italian Forum for Sustainable Finance, the Italian branch of Clean Up the World, the Kyoto Club, the Munich Regional Center of Expertise, the Forum of Socially Responsible Investment, the Austrian Society for Environment and Technology (ÖGUT), respACT, and brownfield site partnership.

THE GLOBAL COMPACT

The Global Compact is an international initiative of former United Nations Secretary-General Kofi Annan that seeks to promote fundamental social and ecological principles around the world by cooperating with businesses, trade unions, private sector organizations and the United Nations. UniCredit Group endorses these principles in Italy and is an active participant in the initiative.

UNITED NATIONS ENVIRONMENT PROGRAMME'S FINANCE INITIATIVE (UNEP-FI)

UniCredit Group is a signatory to UNEP-FI, a global partnership between the United Nations Environment Programme and the financial sector. Together, we are working to understand the impacts of environmental and social considerations on financial performance and to partner on the international level in the promotion and development of integrated banking and environmental sustainability policies.

In June, UniCredit Group signed a declaration that called on heads of state to support formal emission reduction targets to

Projects & partnerships (Continued)

avoid the high costs that will be incurred by global climate change.

At UniCredit Group, we are committed to the UNEP-FI's CEE Task Force. We are actively promoting a consistent approach to sustainability along with best practices and monitoring tools for environmental risk in the CEE.

ITALIAN FORUM FOR SUSTAINABLE FINANCE

As a partner in the Italian Forum for Sustainable Finance *(Forum per la Finanza Sostenibile)*, we are dedicated to supporting this multi-stakeholder organization, which was created in 2001 to promote dialogue among actors interested in the topic of sustainable development from a financial perspective.

CLEAN UP THE WORLD

UniCredit Group contributes to the planning and organization efforts of the Italian branch of Clean Up the World *(Puliamo il Mondo)*, the largest voluntary environmental project in the world.

MUNICH REGIONAL CENTER OF EXPERTISE

HVB is a founding member and head of the Munich Regional Center of Expertise, a worldwide United Nations University initiative. Through the Center, HVB engages in sustainable development education with other corporations, the City of Munich, universities, schools, NGOs and other institutions.

FORUM OF SOCIALLY RESPONSIBLE INVESTMENT

HVB is a founding member of the Forum of Socially Responsible Investment, and we currently head the organization.

AUSTRIAN SOCIETY FOR ENVIRONMENT AND TECHNOLOGY (ÖGUT)

Bank Austria is a founding member of ÖGUT, a society that aims to initiate and promote solutions that benefit the environment and the economy and to improve communication among relevant interest groups.

RESPACT - AUSTRIAN BUSINESS COUNCIL FOR SUSTAINABLE DEVELOPMENT

Bank Austria is a member of respACT - Austrian Business Council for Sustainable Development, an association that is a point of contact for all issues concerning the practical application of sustainability, corporate social responsibility and ethical business conduct.

BROWNFIELD SITE[2] PARTNERSHIPS

Bank Austria is a member of several organizations that are working to address brownfield sites, including the Austrian Society for the Management of Contaminated Sites (ÖVA), and the ÖNORM Workgroup *(Arbeitskreis ÖNORM)*, which deals with contaminated sites and is responsible for developing a new standard covering "Documentation and Assessment of the Environmental Conditions during Property Valuation - Subsequent Use and Cost Calculation for Brownfields". Bank Austria also holds a seat on the Working Group on Economic Issues of the European CABERNET project (Concerted Action on Brownfield and Economic Regeneration Network), which was launched in 2001 and aims to establish a pan-European competence network on the rehabilitation of industrial brownfield sites and the economic regeneration of urban areas.

2. The term "brownfield site" generally is understood to mean real property, the expansion, redevelopment, or reuse of which may be complicated by the presence or potential presence of a hazardous substance, pollutant, or contaminant.

Sustainability initiatives

UniCredit Group takes action at the Holding, Divisional and Legal Entity levels to leverage our financial knowledge to promote sustainable approaches to the environment in all of our markets.

Holding level initiatives

Our Holding level initiatives include investing in the reduction of greenhouse gases, addressing wildlife sustainability issues, offsetting CO_2 emissions, and sponsoring renewable energy research programs.

JOINTLY DEVELOPING SUSTAINABILITY STRATEGIES

In December 2007, we signed an agreement with the World Wildlife Fund to develop a joint program with an initial focus on Italy, but with the potential to expand on an international scale. The program will implement a strategy addressing issues of environmental sustainability.

OFFSETTING CO_2 EMISSIONS

In 2007 UniCredit Group continued its policy of offsetting CO_2 emissions generated from the production of the UniCredit Group Consolidated Annual Report by purchasing certificates from the Valtellina biomass district heating plant, located in the Lombardy region of northern Italy.

We also purchased credits from a wind farm in Turkey to offset CO_2 associated with the holding of our annual Venice Forum, which was dedicated to energy markets and renewable energy this year. UniCredit Group was pleased with the very high level of panelists in attendance and was particularly proud that Carlo Rubbia, the winner of the 1984 Nobel Prize in Physics, was on hand to deliver the Venice Forum's keynote address.

ISTITUTO DI ECONOMIA E POLITICA DELL'ENERGIA E DELL'AMBIENTE (IEFE)

UniCredit Group, as a member of IEFE at Bocconi University in Milan, sponsored an 18-month research program on renewable energy under the European platform called 20-20-20 (i.e., –20% CO_2, +20% renewable energy by 2020). The research aims at assessing possible positive scenarios in the hope of achieving long-term targets for reduced energy consumption and increased use of renewable energy sources in the Italian economic system.

ENHANCING SECURITY OF SUPPLY THROUGH RENEWABLE ENERGY INITIATIVES

The Venice Forum is hosted by UniCredit Group on a biannual basis to stimulate innovative ideas that can contribute to and strengthen the European integration process. The 2007 theme was *European energy policy: enhancing security of supply by creating a single EU energy market?*

Starting with the need to create a single European energy market, major energy issues were discussed, including climate change, renewable energy, missed energy opportunities, European policies towards Russia, nuclear energy and the implementation of the Kyoto Protocol.

Divisional level initiatives

At the Divisional level, we reaffirmed our approach to such traditional environmental fields as project finance and carbon finance and launched several new initiatives and products. In late 2007, we convened representatives from all UniCredit Group Divisions to share best practices and lessons learned and to identify potential synergies.



CO_2 REDUCTION AND RENEWABLE ENERGY PROJECT FINANCING

UniCredit MIB, with more than 20 years of project finance experience, is a leader in the field and is taking action in 2007 to meet the growing need for CO_2 reduction and the subsequent increase in demand for renewable energy project financing. The division ranks among the market leaders in the financing of wind power projects (as the number three Global Mandated Lead Arranger in 2006).

PROVIDING CUSTOMERS WITH SUSTAINABLE INVESTMENT OPTIONS

Pioneer Investments, the core of our Asset Management Division, has a longstanding tradition of providing its customers with the option to invest in sustainable funds. The Global Ecology equity mutual fund, which targets retail and institutional investors, is focused on renewable energy, ecological themes and eco-friendly companies. The Clean Energy Fund is a closed-end fund for Italian institutional clients focused on renewable energy and investing in private equity, carbon credits and venture capital participation.

OFFERING FAMILIES FINANCING FOR RENEWABLE ENERGY SOLUTIONS

Our Retail Division promotes personal renewable energy solutions by offering financing for consumer solar panels. Through agreements with agricultural syndicates (e.g., Confagricoltura), we also fund investments and support activities that address climate change.

PROVIDING FREE ENERGY PERFORMANCE CERTIFICATES

We offer our German retail customers free Energy Performance Certificates for residential buildings in cooperation with our subsidiary, VVB (Vereinsbank Viktoria Bausparkasse). These certificates are based on the German Energy Saving Ordinance (EnEV) and contain information about modernization requirements and renovation recommendations. Together with the certificates, HVB/VVB offers special financing solutions to enable clients to carry out eco-friendly improvements.

INCENTIVIZING SMEs TO REDUCE EMISSIONS AND INCREASE EFFICIENCY

In 2007, following an agreement with the Italian Ministry of Economic Development, UniCredit Banca d'Impresa of the Corporate Division offered its SME customers a "plafond" of €500 million to encourage SME's to reduce CO_2 emissions and increase their energy efficiency.

Legal Entity initiatives

UniCredit Group leverages our Legal Entities' local knowledge and prestige to promote environmental initiatives to our core markets.

STIMULATING ENHANCED NETWORKING

HVB is among the leading financial service providers that founded the Finance Forum. The second climate research summit was held on 16 October 2007 on the subject of climate change. A new and central research and dialogue platform for the effective implementation of climate policy, the Finance Forum is a part of the German Federal Government's "High-tech Strategy for Climate Protection," which is designed to stimulate enhanced networking between innovators and financial service providers.

DISSEMINATING PRACTICAL INFORMATION FOR FAMILIES

Bank Austria, in collaboration with bauMax and the Austrian Lebensministerium (Ministry of Life), launched the Energy and Cost Savings Initiative in 2005. The initiative disseminates practical information on environmentally friendly building methods and low-energy devices and equipment for the household. This undertaking remains significant, because Austria's households are responsible for approximately one-third of the country's CO_2 emissions.

A climate change strategy for the future

Some of the initiatives highlighted above serve as a starting point for UniCredit Group's comprehensive Climate Change Strategy, which will be defined in 2008.

Since the beginning of last year, climate specialists from our Divisions have worked to craft a clear statement on climate change to be endorsed by the UniCredit Group CEO. The statement will include greenhouse gas abatement targets in line with the UNEP-FI statement that UniCredit Group signed in June of 2007.

The core of the draft statement is provided below:

We commit:

- To advance our knowledge and understanding of both climate change risks and opportunities.
- To quantify and integrate those risks and opportunities into our core financial operations. This includes working with our clients and investments - through engagement and product development - to reduce their carbon emissions.
- Similarly, to assist our clients in managing the risks and opportunities of climate impact, by assessing their exposure and by providing products and services that improve their adaptive capability.
- To reduce our own direct impact and carbon footprint and to report and assess our annual emissions transparently.
- To incorporate the issue of climate change into our investment decision-making process in order to promote and protect asset growth in the companies and sectors in which we invest. This includes cooperation to encourage and harmonize disclosure of climate-related items in regular financial reporting with the goal of more accurately assessing the impacts of climate change on company performance.

UNEP-FI declaration on climate change by the financial services sector, signed by UniCredit Group on 5 June 2007

Direct impacts

Controlling and reducing our direct impact is a constant consideration for UniCredit Group.

Our direct impact on the environment stems from activities expressly related to banking operations in the form of the energy and water we consume, the building materials that go into our facilities and the transportation requirements of our employees. UniCredit Group treats these resource impacts as equal in importance to those we affect indirectly through our business policies.

Wherever practicable, we undertake to minimize the impact we have on the environment through our everyday business activities. Our work to develop an environmental conservation plan will result in reduced operating costs by decreasing our consumption of basic resources and input commodities. It will enable us to serve as a role model for our stakeholders, multiplying the positive impact of our efforts by encouraging others to undertake similar efforts.

Implementation of our objectives requires a multi-pronged approach. We will continue to improve our resource consumption efficiency and streamline our business processes and resource use within the framework of our certified EMS. We will take further steps to reduce carbon emissions. We will continue to raise our employee's awareness of conservation issues.

At present, our efforts to reduce our direct impact are principally focused on real estate, energy efficiency, water consumption, paper consumption and waste management.

Real estate

Our real estate choices (with respect to architecture, construction, space management and technical infrastructure) have a substantial impact on UniCredit Group's environmental performance and environmental footprint.

Sustainable real estate management means conserving resources and identifying opportunities for energy savings. It includes both environmentally aware construction and the creation of health-conscious interior environments. Economic and environmental features, space efficiency, high-quality workplaces and low operating and energy costs are all important criteria in construction and remodeling projects. Building maintenance furnishes some of the most straightforward opportunities for sustainability in terms of its direct impact on the environment, the health of our employees, and costs.

UniCredit Group will continue to conduct energy-optimized planning with input from our facilities management experts. Our experience has shown that well-designed roof replacement and façade restoration projects can conserve as much as two-thirds of our energy expenditures for heating and cooling.

Our actions in this area include initiatives to achieve efficiency in climate control, to strengthen facilities management and to renovate water-management systems.

EFFICIENCY IN CLIMATE CONTROL

All heating and air conditioning systems in Italy were modernized and upgraded (i.e., installation of high-efficiency air conditioning systems, smart/low-energy lighting systems, insulated windows, reflective window film and remote temperature control systems) from 2006 to 2007 in roughly 650 buildings. As a result, our projected reduction in energy consumption in 2008 will be 5.7 GWh per year, saving the UniCredit Group €450,000 annually. Furthermore, the Sant'Elia building in Milan has been granted European Union GreenBuilding Partner status due to our successful optimization of the structure for efficient climate control.

We have developed common-sense solutions in Italy in order to increase climate-control efficiency, allowing for a business-casual dress code during the summer teamed with a deliberate reduction in our use of air conditioning and targeted internal awareness campaigns.

In Germany, HVB's new high-rise building in Munich incorporates a number of significant energy efficiency measures. A new and more efficient air conditioning system provides roughly a 30% decrease in electrical power requirements, allowing for energy savings of some 550,000 kWh, equal to a CO_2 reduction of 250 tons per year, while the renovation of the roof provided heating savings equivalent to about 700,000 kWh.

In Austria, Bank Austria's initiatives to reduce the airflow rate in selected offices and lobbies have led to savings of more than 420,000 kWh in electricity and the equivalent of 22,000 kWh for heating. Similarly, the optimization of extra-cooling by the modification of circuit time and room temperature in the "Millennium City" branch in Vienna resulted in a 100,000 kWh reduction in electrical consumption.

Data on the consumption of energy for heating purposes in the CEE is difficult to collect, as most of the facilities are not equipped with proper metering devices. In many cases, non-itemized office energy invoices include the cost of heating, and in other cases it is paid to property owners as an undifferentiated part of the rent. In the near future, we will improve cost-reporting methods and implement necessary measures to ensure tighter control over energy consumption.



STRENGTHENING FACILITY MANAGEMENT CAPACITY

In Germany, HVB has adopted a new environmental information platform to strengthen facilities management processes. The platform provides information tools covering sustainability, architectural and technical solutions and sustainable materials.

RENOVATING WATER MANAGEMENT SYSTEMS

In 2007, we renovated the sewer systems in the Technical Center building in Tucherpark, Munich. Now rain and wastewater will be diverted separately, leading to cost savings through the rainwater that does not flow into the sewer system. Since it is unnecessary to purify rainwater through a sewage-treatment plant, this puts less strain on the system. Additionally, rather than being diverted into the sewer system, the rainwater can now trickle through simple filtration ditches, providing natural benefits and further cost savings.

Energy efficiency

Energy efficiency is a key objective of our overall environmental strategy. Building architecture and the mechanical systems in office buildings are crucial factors in efficient energy management. Consequently, we make every effort to ensure low operating and energy costs, while at the same time incorporating other environmental considerations into construction and remodeling projects.

Our actions in this area include installing intelligent systems, tapping renewable energy, providing Energy Passes, monitoring atmospheric emissions, conducting test programs, using common sense, modernizing IT systems and improving the reporting on energy consumption at our Units in the CEE.

INSTALLING INTELLIGENT SYSTEMS

In Italy, the Sant'Elia building in Milan is equipped with advanced lighting management systems that feature automatic switch-off and other automatic regulators that decrease voltage in certain areas during evening hours.

In Germany, HVB is renovating the elevator facilities in the Technical Center & VTO buildings in Tucherpark, Munich. The Technical Center is already finished, and the VTO project will be completed at the end of 2008. By utilizing state-of-the-art technology, HVB seeks to realize substantial energy savings. Altogether, energy efficiency measures in four HVB buildings in Tucherpark, Munich, are saving up to 105,120 kWh per year.

TAPPING RENEWABLE ENERGY

The percentage of electrical power supplied by renewable sources to all legal entities of UniCredit Group in Italy was 93.9% as of our last accounting in 2007.

PROVIDING ENERGY PASSES

Under German law, an *Energy Pass* must be provided for every building sold or leased from 2008. At HVB, our preparations to meet this requirement are well underway. As an example, we have prepared a consumption and demand-oriented *Energy Pass* for two properties in the cities of Munich and Rosenheim that are in the process of being finalized. Proposals for other improvements are in progress.

MONITORING ATMOSPHERIC EMISSIONS

Atmospheric emissions produced by many of our boilers and central heating systems are regularly monitored and controlled by specialist and management companies, which ensure that their content is kept within legal limits and which maintain the equipment to ensure efficiency.

CONDUCTING TEST PROGRAMS

We are conducting a test program at three medium-sized buildings in Verona, Vicenza and Treviso. The cost savings generated from reduced energy use is projected to be €280,000 per year starting from 2008. Another test at three large buildings, Milan Sant'Elia, Verona Monte Bianco and Trieste Corso Italia, is altogether saving approximately 10.5 GWh in energy savings and €1,180,000 in costs per year.

USING COMMON SENSE

In Austria, 282,000 kWh in electrical savings came from changing the lamps and electronic ballasts in the garage and main building of our Lassallestrasse office in Vienna. When combined with our efforts to improve the efficiency of our climate control systems, these measures have saved Bank Austria approximately €97,620 annually.

MODERNIZING IT SYSTEMS

UniCredit Group has also adopted energy-saving policies that require personal computers, monitors and related electronic devices to be turned off at the end of each working day.

At Bank Austria we have introduced the WOL (Wake-on-LAN) feature on our computer networks, which is scheduled to be part of the next Microsoft Hyper virtualization software release. The feature makes it simpler to leave a networked computer fully shut down when not in use. By shutting down one PC, electric usage is reduced by approximately 70 to 80 watts. Assuming that a computer is operated for 50 hours a week and can be shut off for nearly all of the remaining time, the annual savings in electricity consumption will be roughly 500 kWh per computer. At the current cost of electricity, this results in a total savings throughout the bank of about €220,000.

After the successful virtualization projects in Italy and Germany, Project VIA (Virtualization in Austria) began in May 2007 and was successfully completed at the end of November. Bank Austria succeeded in virtualizing 638 servers, which are now being operated through 36 machines without suffering any functional losses. This corresponds to a savings of approximately 2,670 MWh per year, which results in an annual cost savings of roughly €310,000. The success of this project is leading to further virtualization solutions in IT Austria.

Since only 36 servers are in operation instead of 638, Bank Austria is leaving a lighter footprint all the way up the distribution chain (i.e., fewer machines need to be produced, less energy is consumed by the manufacturer, less toxic material is used, less waste produced), leading to lower overall energy consumption. The project will save Bank Austria a significant amount of money and make a substantial contribution towards environmental protection.

BENCHMARKING ENERGY CONSUMPTION

In the CEE, electrical consumption per employee varies from 3,224 kWh in Slovenia to 6,746 kWh in Romania. The average electricity consumption is 22% below the average per employee in Italy, Austria and Germany. Such energy-intensive facilities as the data center and other air-conditioned buildings are boosting electrical consumption. In the future, we intend to benchmark our CEE energy consumption, analyze the design quality of our buildings and improve the energy efficiency of our technical infrastructure and IT systems.

Energy consumption per employee (kWh/capita)[3]

COUNTRY	2007	2006
Italy	10,733	11,507
Germany	13,203	15,575
Austria	13,962	13,757
CEE	10,967	9,931

3. Figures relate to 85% of 2007 of employees headcount for countries reported in the table.

Direct impacts (CONTINUED)

Energy consumption by source (%)[4]			
	COUNTRY	2007	2006
renewable sources	Italy	61.3%	56.7%
	Germany[5]	19.0%	19.0%
	Austria	54.5%	54.0%
	CEE[5]	17,4%	15,7%
fossil fuels	Italy	38.7%	43.3%
	Germany[5]	32.0%	32.0%
	Austria	45.5%	46.0%
	CEE[5]	61.0%	59.5%
nuclear power	Italy	0.0%	0.0%
	Germany[5]	49.0%	49.0%
	Austria	0.0%	0.0%
	CEE[5]	21,6%	24.7%

4. Figures relate to 73% of 2007 of employees headcount for countries reported in the table.
5. Figures from Germany and Czech Republic address only electrical consumption.

GHG emissions from energy consumption per employee (tons CO_2 eq/capita)[6]		
COUNTRY	2007	2006
Italy[7]	1.01	1.16
Germany[7]	4.28	5.82
Austria[7]	2.08	2.03
CEE[8]	4.41	4.02

6. Figures relate to 85% of 2007 of employees headcount for countries reported in the table.
7. Calculation based on emissions factors related to specific energy suppliers.
8. Calculation based on the CO_2 calculation tool of the GHG Protocol Initiative (World Resource Institute-WRI/World Business Council for Sustainable Development-WBCSD).

Water consumption

UniCredit Group is aware that water conservation will soon be a global issue. That is why we are seeking to reduce and optimize our water consumption by upgrading the technological infrastructure of our buildings. While most of the water we use is linked to building infrastructure facilities, employees can make a positive contribution and become conscious about water consumption in general.

Water usage per employee (m^3/capita)[9]		
COUNTRY	2007	2006
Italy	38	37
Germany	17	20
Austria	33	34

9. Figures relate to 87% of 2007 of employees headcount for countries reported in the table.

Paper consumption

At UniCredit Group, we believe that the production and distribution of paper should be resource-efficient. That is why all of our paper must be derived from environmentally sound sources, such as certified sustainable forests, and be produced in an environmentally sound way. Our overall group-wide target is to reduce paper consumption and increase the ratio of recycled paper we use on a daily basis.

In Italy and Germany, we use recycled paper for much of our internal communications, at levels of 50 percent and 25 percent, respectively. HVB is proud to use only the highest standard "Blue Angel" recycled paper. For external purposes, HVB uses white paper (non-recycled) of the highest environmental standards, with the FSC seal (signifying its originating from certified sustainable forests), made under TCF (total chlorine free), environmentally-friendly production methods that are the strictest across the entire UniCredit Group.

Paper consumption per employee (kg/capita)[10]		
COUNTRY	2007	2006
Italy[11]	82	79
Germany	54	55
Austria[12]	108	100
CEE	53	46

10. Figures relate to 87% of 2007 of employees headcount for countries reported in the table.
11. 2006 figure differs from the one published in the previous report, due to different criteria.
12. Consumption figures for Austria include paper used for direct marketing activities.

In the CEE countries, paper consumption is lower than that in Italy, Germany and Austria. The average annual consumption across the region is 53 kg per capita. As of today, none of our Legal Entities in the CEE is regularly using recycled paper. Non-recycled white paper produced according to the elemental chlorine-free (ECF) standard is being used in the Czech Republic, Hungary, Slovakia and Turkey.

Waste management

Most of the waste UniCredit Group generates involves paper, packaging materials, data storage materials and residual waste from the communal kitchen areas. Cost-aware, ecologically efficient management of material flows is the goal of our disposal-management efforts.

About 75% of our waste at HVB is paper, and we ensure that all our waste is collected and properly disposed of by certified specialist companies. We have drawn up plans to reduce HVB's waste and to teach our employees how to avoid unnecessary waste. At HVB, we reuse some of the waste paper we generate after it is recycled into paper towels and toilet paper.

Waste production per employee (kg/capita)[13]		
COUNTRY	2007	2006
Italy	142	157
Germany[14]	287	286
Austria	198	193

13. Figures relate to 63% of 2007 of employees headcount for countries reported in the table.
14. German figures include both urban and special waste.

GHG emissions from business travel per employee (tons CO_2 eq/capita)[15]		
COUNTRY	2007	2006
Italy[16]	0.45	0.32
Germany[17]	0.79	0.68
Austria[17]	0.35	0.29
CEE[16]	0.44	0.50

15. Figures relate to 70% of 2007 of employees headcount for countries reported in the table.
16. Calculation based on the CO_2 calculation tool of the GHG Protocol Initiative (World Resource Institute-WRI/World Business Council for Sustainable Development-WBCSD)
17. Calculation based on emissions factors related to specific sources

Mobility management

One of the most important direct impacts attributed to financial institutions are emissions generated by business trips. Since mobility is indispensable for UniCredit Group's business activities, we focus on traveling efficiently to reduce our environmental footprint. We aim to cut back on unnecessary business travel and to rely on more environmentally friendly forms of transport. This also applies to the daily commutes of our employees.

REDUCING COMMUTING

The UniCredit Group Mobility Manager introduced several programs for employees in Italy to reduce travel and lower the overall environmental impact of daily commuting requirements (e.g., a contribution of 25% towards the conversion of our employees' cars to methane/LPG (liquefied petroleum gas).

We offer discounts on public transport commuter passes in Munich and Hamburg, and, in Milan, we provide additional incentives for our employees to use their cars less, such as a 50% discount from a number of supermarket chains for home deliveries to reduce shopping-related travel.

REDUCING BUSINESS TRIPS

According to HVB's current travel guidelines, our German employees must use public transport for normal business trips in town. Similarly, rail travel must replace all short-haul flights up to 500 km. Further measures aimed at reducing transport-related emissions of carbon dioxide include the purchase of 21 hybrid vehicles, the provision of free company bicycles in Munich and equipping our diesel fleet vehicles with soot particulate filters.

Bank Austria is increasing its use of videoconferences with a view to reducing the

Direct impacts (Continued)

amount of physical business travel, saving money and protecting the environment. In 2007, the number of videoconferences increased by more than 110 percent (from 286 in 2006 to 606 in 2007).

In the CEE, the automobile is the dominant mode of transportation for financial firms. Due to the increasingly global scope of the UniCredit Group, international air travel has become more and more common among our CEE employees. We will continue to make advances in assessing and controlling our travel requirements and will emphasize the use of more energy-efficient vehicles in the CEE when practicable.

Sustainable event management and catering

Whenever practicable we use regional organic foods, locations with public transportation options and a sensible selection of decorations and giveaways that minimizes waste because we know that proper event management can have a very positive effect on the sustainability of banking operations. Whenever possible, as at the Venice Forum last year, we acquire CO_2 compensation credits to reduce our carbon footprint.

We will continue to focus on designing more environmentally friendly events, both internal and external, in the future.

Awareness-raising activities

To be truly sustainable, UniCredit Group knows that a bank needs every employee's support. Therefore, we communicate ideas about sustainability and about the environment through a wide variety of channels.

Beginning in 2006 in Italy, UniCredit Group's intranet has included a portal that describes general-interest environmental issues, activities and solutions carried out by UniCredit Group, along with guidelines for everyday behavior.

In Germany, CSR intranet homepage provides detailed information on the company's performance, initiatives, projects and responsibilities. Pertinent, up-to-date information is shown on the main homepage. Employees can also obtain information through leaflets, automatic intranet pop-ups and tips, inter-sectoral working groups and a yearly CSR event.

Indirect impacts

Our indirect impact on the environment stems from such activities as our lending practices. Shaping and mitigating the level and nature of our indirect impact is a constant activity at UniCredit Group.

Indirect environmental impacts are developing into a core strategic focus for all of us at UniCredit Group. In our lending business, for example, we strive for consistency in our values - especially when it comes to funding projects with clear environmental impacts (e.g., financing of energy plants, financing of photovoltaic projects, etc.). This is one way for us to meet our ecological and social responsibilities.

Credit

We consistently enforce our guidelines - especially our lending policy and our environmental guidelines - in our lending business. This is one way we can meet our ecological and social responsibilities as a company in the financial services industry. We apply appropriate tools to ensure the sustainability of our loans. The most important goal of our environmental risk management is to minimize our loan-default risk and any risks to our reputation. In the case of corporate loans in particular, it has turned out that environmental risks can have a substantial impact on a client's credit rating or on the value of bank collateral.

CREDIT AND INVESTMENT BANKING
In the case of project finance loans, where the sponsoring firm's credit rating is not at issue and the cash flow expected from the project is expected to provide for the necessary servicing of capital, there may be cases where environmental and social risks can greatly increase the probability of a loan default. This risk is less relevant for



foreign-trade loans, as these transactions are generally covered by export credit agencies.

CREDIT AND CORPORATE BANKING

All types of lending carry some risk of damaging a reputation. In an effort to protect UniCredit Group from these risks, our General Credit Policy clearly states that every loan must be reviewed for its ecological and social impacts. The minimum standard to be met is established by the applicable local, national and international laws, as well as by the World Bank's environmental and social standards, such as performance standards and the Environmental, Health and Safety (EHS) guidelines. Thus, reviewing social and environmental risks is an integral part of every loan decision. For example, in Germany and Austria, HVB and Bank Austria have environmental desks that have provided support to credit officers and risk managers in the areas of ecological, social and reputational risk for many years.

Furthermore, sector-based credit policies have been developed to take into account environmental issues. Credit rating procedures have incorporated in their financial methodology the use of questionnaires for qualitative analysis of the counterparty, in order to identify potential environmental risks. Rating models have been developed to address specific operational contexts. Two principal sectors can be treated in this way: group-wide (governments, banks, insurance companies, multinationals) and local (large corporations, corporations, small businesses). We have also implemented an impact analysis following the European Bank of Reconstruction and Development's model.

UniCredit Group intends to develop additional sector-based credit policies, to focus on group-wide environmental protection implementation, to improve our internal tools and processes and to expand our stakeholder dialogue.

Indirect impacts (Continued)

Developing renewable energy sources

During 2007, project-financing activities performed by UniCredit Infrastructure primarily emphasized the development of renewable energy sources. Major projects included the financing of four wind energy plants in southern Italy for €210 million, the financing of a photovoltaic project for €15 million and an advisory project for many Italian water resource authorities for €15 million.

In Turkey, YKB provides project financing to environmentally friendly initiatives and requires Environmental Impact Assessment (EIA) reports before financing can be finalized for any project. YKB strongly supports those customers who invest in renewable energy alternatives such as wind and hydroelectric power plants, and we aim to increase the share of renewable energy investments in our portfolio over the next five years.

Reducing greenhouse gases

UniCredit Group has invested €10 million in the European Carbon Fund, the first non-governmental fund promoted by the Caisse des Dépôts et Consignations. The fund invests in rights and derivatives relating to the reduction of greenhouse effect gas emissions.

Providing liquidity to carbon markets

2008 is the first year that signatory nations must meet Kyoto Protocol targets. UniCredit MIB's Carbon Solution Team has been embedded within the commodities trading department since 2006 and is working to provide liquidity to the market to ensure the correct and consistent pricing of CO_2. The team stepped up its activity in 2007 with more than €800 million traded in European Union Allowances (EUAs) and Certified Emission Reductions (CERs - representing more than 50 million tons of CO_2 equivalent (tons CO_2 eq.) At present, it is important to note that the team's focus is on customer-driven transactions and that their work represents only a fraction of UniCredit MIB's yearly turnover.

Leading innovative climate protection bond issues

UniCredit MIB, together with Dresdner Kleinwort and Merrill Lynch International, served as lead manager of the European Investment Bank's issue of a new bond that combines innovative features focused on climate protection and offers a unique investment opportunity. This issue was the first bond to be sold via public offering in all 27 EU Member States with proceeds earmarked for future renewable energy and energy efficiency projects. The bond also offered a return linked to the performance of the new FTSE4Good Environmental Leaders Europe 40 Index and gave investors the option to purchase and cancel CO_2 Allowances (EUAs) in a simple and transparent way at maturity.

Transparently reporting on issues

In 2007, UniCredit Group is proud to have won an award at the "Intellectual Capital Value Awards" for our commitment to reporting activities linked to social and environmental issues.

Goals

In line with UniCredit Group's CSR strategy, our environmental goals are to continue implementing energy-efficiency measures, maintain our ongoing climate-protection measures, implement an EMS in Austria, prepare for future EMS implementations in the CEE and expand our focus on environmentally oriented communications, information and training.

To meet these targets, we have planned numerous concrete projects for 2008 and beyond at both the pan-European and country levels.

Pan-European level

Subscribing to the Equator Principles

On a pan-European level, UniCredit Group will be subscribing on a group-wide basis to the Equator Principles, a set of voluntary guidelines designed to ensure respect for the environment and for social equity in project financing.

Country level

ITALY

Upgrading climate control systems

We will upgrade the central heating and air-conditioning systems in our Milano Cordusio, Torino via Nizza and Bologna via del Lavoro buildings. These upgrades will generate an estimated total energy reduction per year of one GWh and an estimated cost reduction per year of €600,000. Projects will be completed by the first half of 2009.

We will replace old thermostats with the latest-generation remote control systems for 50 buildings in Italy by the first half of 2009. This will lead to better system balancing and a significant reduction in energy consumption.

Producing energy savings

We will remove all redundant Uninterruptible Power Supply (UPS) Units from our buildings. The project will end in 2009 and will produce an energy savings worth roughly 1.8 GWh and €275,000.

GERMANY

Lowering resource consumption

In Germany over the last few years, HVB has undergone several reorganizations. Because of this, many Divisions and Units, especially at the Munich headquarters, are dispersed over different locations. By implementing a new space policy, Units belonging or working together will be located in one building or campus. Our goal is to enhance our employees' efficiency. As a result, we have freed up about 20,000 square meters of office space in Munich. We will dispose of this space by the end of 2008.

Rebranding and energy efficiency

Taking advantage of the HVB rebranding process, we will convert our new signage system to LED technology by the end of 2008. Compared with conventional fluorescent tube display technology, we will be able to reduce energy consumption from signage by 90%. While there will be initial costs to this conversion, we have decided that the long-term environmental benefits outweigh the up-front costs.

Data center redundancy

We plan to install an innovative cooling and electrical power supply solution for the data center in Munich at Tucherpark by the end of 2009. Water from the nearby Eisbach River will supply a cooling system with the capacity for year-round use. This will permit us to use existing cooling towers and refrigeration machines for back-up purposes only, reducing energy consumption by 13 GWh per year. The project will reduce overall electricity, maintenance and water-conditioning needs and costs.

AUSTRIA

Environmentally-friendly automotive fleet

Bank Austria is setting ambitious goals regarding climate protection, reducing emissions and serving as a role model for other corporations. The Bank Austria automotive fleet will become environmentally friendly within the next four years. About 100 cars used by account managers for visiting our clients will be exchanged for low-CO_2-emissions models. Special training sessions on fuel-efficient driving will further enhance their effectiveness.

Climate control efficiency enhancements

Bank Austria is working to reduce the district heating connection power in three buildings, saving a minimum of €33,000 and 213,000 kWh of heating energy per year.

GRI-G3 index

GRI-G3 index

Some indicators are represented with a partial coverage, although the most significant information related to Corporate Responsibility has been stated in the report.
All the core indicators have been inserted in the table, while the additional ones have been reported only if they are stated in the Sustainability Report.

Legend:
Total	Indicator completely covered
Partial	Indicator partially covered
N/A	Not applicable
NI	Not included
EC-EN-LA... Core indicator
EC-EN-LA... Additional indicator

	COVERAGE	PAGE
PROFILE		
1. Strategy and analysis		
1.1 Statement of the most senior decision-maker of the organization	Total	6-7; 20-24
1.2 Main impacts, risks, and opportunities	Total	20-24; 36-37
2. Organization profile		
2.1 Organization name	Total	Cover
2.2 Main brands, products and/or services	Total	10-15
2.3 Operational structure of the organization	Total	12-15
2.4 Headquarters	Total	Cover
2.5 Countries of operations	Total	10-11
2.6 Ownership structure and type of legal entity	Total	122. Annual Review 127
2.7 Markets served	Total	13
2.8 Scale of the organization	Total	11
2.9 Significant changes	Total	14-15 Annual Review 100-107
2.10 Awards received	Total	69-70, 79, 142
3. Report parameters		
Profile		
3.1 Reporting period	Total	8-9
3.2 Previous report's date of publication	Total	8-9
3.3 Reporting frequency	Total	8-9
3.4 Contact point for information on report	Total	160
Report purpose and scope		
3.5 Process for defining contents	Total	8-9
3.6 Report scope	Total	8-9

(follows)

	COVERAGE	PAGE
3.7 Limitations of report purpose or scope	Total	8-9
3.8 Information on other associate companies	Total	8-9
3.9 Data measurement techniques and basis of calculation	Total	8-9
3.10 Modifications compared with previous report	Total	8-9
3.11 Significant changes compared with previous report	Total	8-9
Index of GRI contents		
3.12 Table of reference	Total	146-149
Assurance		
3.13 External assurance	Total	152-153
4. Governance, Commitment, Involvement		
Governance		
4.1 Governance structure	Total	29-34
4.2 Indicate whether Chairman also holds an executive role	Total	31
4.3 Independent and/or non-executive directors	Total	30-31
4.4 Mechanisms for making recommendations to Board of Directors	Total	55 Corporate Governance Report 8; 60-63
4.5 Link between directors' remuneration and performance	Total	Corporate Governance Report 35-40. Bilancio 2007 UniCredit S.p.A. 190-196. 2008 long term incentive plans of UniCredit Group
4.6 Mechanism of conflicts of interest's avoidance	Total	Corporate Governance Report 19-20
4.7 Directors' qualifications	Total	Corporate Governance Report 14-15; 32-34
4.8 Mission, values, codes of conduct, and principles	Total	14-15; 20-23; 52-53; 55
4.9 Procedures to identify and manage economic, environmental, and social performance	Total	8-9; 36-37. Corporate Governance Report 42-45
4.10 Process to assess BoD's performance	Total	Corporate Governance Report 21-22
Commitment in external initiatives		
4.11 Way in which prudential principle or approach is applied	Total	34-37
4.12 Adoption of external codes and standards in the economic, social, and environmental fields	Total	37; 68-70; 131-132
4.13 Memberships in associations	Total	131-132
Stakeholder Engagement		
4.14 List of stakeholders engaged	Total	24
4.15 Principles for stakeholders' identification and selection	Total	8-9; 24
4.16 Stakeholder engagement activities	Total	24; 52-55; 83-87; 100-105; 122
4.17 Key aspects and criticalities emerging from stakeholder engagement and related actions	Total	36-37; 83-87
ECONOMIC PERFORMANCE		
DMA EC Information on management approach	Total	10-11; 14-15. Annual Review 10-15
EC 1 Direct economic value generated and distributed	Total	16-17
EC 2 Financial implications and other risks and opportunities due to climate change	Total	131-134; 142
EC 3 Coverage of the organization's defined benefit plan obligations	Total	57. Annual Report 141-143
EC 4 Significant financing received from Public Administration	NI	
EC 6 Policy, practices, and percentage of expenditure concentrated on local suppliers	Partial	96-97
EC 7 Procedures for local hiring	Partial	40; 47
EC 8 Development and impact of investments in infrastructures and public utilities	Total	111-118
ENVIRONMENTAL PERFORMANCE		
DMA EN Information on management approach	Total	128-130
EN 1 Raw materials used	Total	139
EN 2 Percentage of materials coming from waste recycling operations	Partial	138-139
EN 3 Direct energy consumption by source	Total	137-138

GRI-G3 index (CONTINUED)

(follows)

	COVERAGE	PAGE
EN 4 Indirect energy consumption by source	Total	137-138
EN 5 Energy saving	*Partial*	*136-137*
EN 6 Initiatives to provide energy-efficient or renewable energy based products and services	*Total*	*133-134; 140-142*
EN 7 Initiatives to reduce indirect energy consumption and reductions achieved	*Total*	*139-140*
EN 8 Water consumption by source	Total	138
EN 11 Land owned, rented or managed in protected areas	NI	
EN 12 Description of greatest impacts on biodiversity	N/A	
EN 16 Greenhouse gas emissions	Total	138
EN 17 Other indirect greenhouse gas emissions	Total	139
EN 18 Initiatives to reduce greenhouse gas emissions	*Total*	*132; 136-137; 139-140*
EN 19 Emissions of substances harmful for the ozone layer	NI	
EN 20 Other atmospheric emissions	NI	
EN 21 Water discharges	N/A	
EN 22 Waste production and disposal methods	Partial	139
EN 23 Total number and volume of pollutant discharges	N/A	
EN 26 Initiatives to mitigate impacts of products and services	Total	132-142
EN 27 Reclaim rate of products sold	N/A	
EN 28 Fines and penalties for non compliance with environmental law and regulations	NI	
EN 29 Impact of transportation for the business and staff travel	*Partial*	*139-140*
SOCIAL PERFORMANCE		
DMA LA Information on management approach	Total	40. Integrity Charter
LA 1 Breakdown of staff by type, contract, and region	Total	42-43
LA 2 Turnover by age, gender, and region	NI	
LA 4 Degree of coverage of collective labor contracts	Total	60
LA 5 Minimum period of notice for operational changes	Total	60
LA 6 Percentage of total workforce represented in formal health and safety committees	*Partial*	*57-58*
LA 7 On-the-job accidents and illness	Partial	58
LA 8 Programs for management of serious diseases	Partial	58-59
LA 10 Staff training	Total	49
LA 11 Programs for skills management and lifelong learning	*Partial*	*47-48; 50-51*
LA 12 Employees receiving regular performance reviews	*Total*	*44*
LA 13 Breakdown of employees by gender and other diversity indicators	Total	31; 43; 46
LA 14 Ratio between salaries of men and women	NI	
HUMAN RIGHTS		
DMA HR Information on management approach		15; 55. Integrity Charter
HR 1 Operations with human-rights considerations	Partial	68-70
HR 2 Suppliers assessed as regards respect of human rights	NI	
HR 4 Cases of discrimination	Total	52
HR 5 Risks for right to freedom of association and collective bargaining	Total	55-56
HR 6 Risks for use of juvenile labor	Total	55
HR 7 Risks for use of forced labor	Total	55
IMPACTS ON SOCIETY		
DMA SO Information on management approach	Total	34-36; 100. Integrity Charter
SO 1 Management of impacts on community	Partial	66-70
SO 2 Analysis for risks related to corruption	Total	35
SO 3 Staff trained in the prevention of corruption	NI	
SO 4 Actions taken following cases of corruption	NI	

(follows)

	COVERAGE	PAGE
SO 5 Positions concerning public policy and lobbying	Partial	110-111; 131-132
SO 7 Legal actions for anti-competitive behavior	*Total*	*35-36*
SO 8 Sanctions for non-compliance with laws or regulations	Partial	35-36; 81-82; 124
PRODUCT LIABILITY		
DMA PR Information on management approach	Total	64-66; 71; 73; 76; 80; 82-83; 88
PR 1 Healthiness and safety of products and services	Total	88-92
PR 3 Information on products and services	Total	73-75
PR 4 Non-compliance with regulations concerning product and service information and labeling	*Total*	*80-82*
PR 5 Customer satisfaction	*Total*	*83-87*
PR 6 Laws, standards, and voluntary codes concerning marketing communications	Partial	73
PR 9 Sanctions for non-compliance with laws or regulations	Partial	80-82 Annual report 329-334

Report of the External Auditors

KPMG S.p.A.
Revisione e organizzazione contabile
Via Vittor Pisani, 25
20124 MILANO MI

Telefono 02 6763.1
Telefax 02 67632445
e-mail it-fmauditaly@kpmg.it

(Translation from the Italian original which remains the definitive version)

Report of the auditors of the review on the sustainability report

To the Board of Directors of
UniCredit S.p.A.

1 We have carried out the review of the sustainability report of the UniCredit Group (the "group") at 31 December 2007, prepared, as indicated in the "Report structure" paragraph, in compliance with the "Sustainability Reporting Guidelines" established in 2006 by GRI - Global Reporting Initiative. The preparation of the sustainability report based on the above mentioned guidelines is the responsibility of the parent's directors. Our responsibility is to issue this report based on our review.

2 We have carried out our work in accordance with the criteria established for review engagements by "International Standards on Assurance Engagements 3000: Assurance Engagements other than Audits or Reviews of Historical Financial Information", issued by the International Auditing and Assurance Standard Board (IAASB), carrying out the following procedures:

- verifying that the financial data and information included in "The Value distribution" paragraph of the sustainability report are consistent with those included in the group's consolidated financial statements as at and for the year ended 31 December 2007, on which we have issued our opinion on 9 April 2008 with reference to art. 156 of Legislative Decree 24 February 1998, n. 58;

- analysing how the processes underlying the generation, recording and management of quantitative data included in the sustainability report operate. In particular, we have performed the following procedures:

  - interviews and discussions with management delegates of UniCredit S.p.A. and personnel of UniCredit Real Estate S.p.A., UniCredit Corporate Banking S.p.A., UniCredit Banca S.p.A., UniCredit Private Banking S.p.A, Pioneer Investment Management SGR.p.A., Bayerische Hypo-Und Vereinsbank A.G. (HVB), Domus Facility Management Gmbh, Bank Austria Creditanstalt A.G., Bank Pekao S.A. e Zagrebačka banka d.d., to gather information on the IT, accounting and reporting systems used in preparing the sustainability report, and on the processes and procedures used to gather, combine, process and transmit data and information of the various group companies to the office that prepares the sustainability report;

  - sample-based analysis of supporting documentation of data and information used in preparing the sustainability report to confirm the effectiveness of processes and their adequacy in relation to the objectives described, and that the internal control system correctly manages data and information;

- analysing the completeness of the qualitative information included in the sustainability report and its consistency throughout;

- verifying the stakeholders' involvement process, in terms of methods used and completeness of persons involved, and analysis of the minutes of the meetings or of any other information available, with regard to the salient features identified;

- obtaining the representation letter signed by the legal representative of UniCredit S.p.A. on the compliance of the sustainability report with the guidelines indicated in paragraph 1 and on the reliability and completeness of the information and data contained therein.

3 The sustainability report presents the prior year's figures and information for comparative purposes, in conformity with the guidelines and principles based on which the report has been prepared. With respect to the 2006 sustainability report, composed of the section "Human Resources and Corporate Social Responsibility" presented along with the group's "2006 Annual Report", reference should be made to our report dated 12 April 2007.

4 A review is less in scope than an audit performed in accordance with generally accepted auditing standards. As a consequence, we do not express an opinion on the sustainability report. Based on our review, we are not aware of any material modifications or integrations that should be made to the group's sustainability report al 31 December 2007, for it to be in conformity with the guidelines governing its preparation, referred to in the paragraph 1 of this report.

5 As indicated by the directors in the "Report Structure" paragraph of the sustainability report at 31 December 2007, the group intends to continue to extend the reporting scope of the sustainability report through further standardisation of the existing information and data gathering procedures.

Milan, 23 April 2008

KPMG S.p.A.

(Signed on the original)

Mario Corti
Director of Audit

Glossary of acronyms and credits

Glossary of acronyms

ASI - Advisory Satisfaction Index
ATM - Automatic Teller Machine
ATO - *Ambito Territoriale Ottimale*
AUM - Assets Under Management
BCM - Business Continuity Management
BCP - Business Continuity Planning
BenE Munich - *Bildung für eine Nachhaltige Entwicklung*
BoD - Board of Directors
BSC - Telephone Business Service Centers
CABERNET Project - Concerted Action on Brownfield and Economic Regeneration Network
CAPI - Computer Assisted Personal Interviews
CATI - Computer Assisted Telephone Interviewing
CDLI - Climate Disclosure Leadership Index
CDP - Carbon Disclosure Project
CEE - Central and Eastern Europe
Censis - *Centro Studi Investimenti Sociali*
CEO - Chief Executive Officer
CER - Certified Emission Reductions
CFO - Chief Financial Officer
CO_2 - Carbon Dioxide
CRM - Customer Relationship Management
CSA - Customer Satisfaction Index
CSR - Corporate Social Responsibility
CST - Customer Service Teams
DJSI - Dow Jones Sustainability Index
ECF - Elemental Chlorine-Free Standard
ECI - Employee Community Involvement
EHS - Environmental Health and Safety
EIB - European Investment Bank
EMAS - Eco-Management and Audit Scheme
EMS - Environmental Management System
EnEV - German Energy Saving Ordinance
EP - Equator Principles
EPFI - Equator Principal Financial Institutions
ESI - Ethibel Sustainability Indexes
EU - European Union
EUA - European Union Allowances
EVA - Economic Value Added
FSC - Forest Stewardship Council
FT - The *Financial Times*
FTSE - FTSE Group, provider of financial indexes and data services
GHG - Greenhouse Gas
GJ - Giga-Joule
GRI-G3 - Third edition of the Global Reporting Initiative Guidelines
GSA - Global Sourcing Area
GWh - Gigawatt-Hours
HR - Human Resources
HVB - HypoVereinsbank
IEFE - Istituto di Economia e Politica dell'Energia e dell'Ambiente
IFC - International Finance Corporation is a division of the World Bank
ISO 14001 - An international standard that specifies a process for controlling and improving a company's environmental performance.
ISO - International Organization for Standardization
IT - Information Technology
KORI - Key Operational Risk Indicators
KPI - Key Performance Indicators
kWh p.a. - Kilowatt-Hours per annum
LED - Light Emitting Diode
LPG - Liquid Petroleum Gas
M&A - Mergers and Acquisitions
MAMbo - Museo d'Arte Moderna di Bologna
MAXXI - Museo Nazionale delle Arti Del XXI Secolo, National Museum for 21st Century Art in Rome
MIB - Markets and Investment Banking
MiFID - Markets in Financial Instruments Directive
NGO - Non-Governmental Organization
OECD - Organization for Economic Cooperation and Development
ÖGUT - Austrian Society for Environment and Technology
OSI - Overall Satisfaction Index
OTC - Over-The-Counter
ÖVA - Society for the Management of Contaminated Sites
PC - Personal Computer
PFA - Personal Financial Advisor
PIN - Personal Identification Number
POS - Point of Sale
SME - Small and Medium Enterprise
SMS - Short Messaging Service
SRI - Socially Responsible Investment
TCF - Total Chlorine Free
TC - Technical Center
TSR - Total Shareholder Return
UCG - UniCredit Group
UN - United Nations
UNEP-FI - United Nations Environment Programme Finance Initiative
UPB - UniCredit Private Banking
VIA - Project Virtualization in Austria
VVB - Vereinsbank Viktoria Bausparkasse
WBCSD - The World Business Council for Sustainable Development
WEM - Wealth Management
WOL - Wake on LAN
WRI - The World Resources Institute
WWF - World Wildlife Fund
YKB - Yapı ve Kredi Bankası A.Ş.

Credits

Cover
Public painting project: Rosa, rosae, rosae, rosam, rosa
Turin, 10 June 2007

The re-opening of the Gardens of the Reggia di Venaria Reale was celebrated in grand style by the Education Department of the Castello di Rivoli's Museum of Contemporary Art - a partner museum of Unicredit Group.
Enormous, vivid flowers and glowing spreads of color are skillfully woven together to produce a large collaborative work of art, almost as big as a whole meadow of wildflowers. The superb rosebushes of the garden itself lend their own magic to the occasion. The feast of color gives all those present the sense of participating in a powerful shared dialogue with the elements of nature.

Page 2
The Third Paradise (Il Terzo Paradiso)

In the towns of Pesaro and San Leo (Pesaro-Urbino), the Castello di Rivoli and Cittadellarte Fondazione Pistoletto collaborated on an innovative artistic happening, appealing to children and adults alike. The goal was to generate a dialogue about art as an engine for social transformation, about the difference between nature and artifice, and about respect for our natural and urban environment.
The symbolic form of artist Michelangelo Pistoletto's *Third Paradise* was created from recycled aluminum cable, contributed by CiAL (the National Consortium for Aluminum Recycling).

Page 4
Public painting project: Skyline
Multiple European cities

These large events, organized with the Education Department of the Castello di Rivoli's Museum of Contemporary Art, are open to one and all, and the painting becomes a catalyst for a celebration. A long stretch of paint and a stunning skyline furnished here by the historical buildings and monuments of the city of Turin - all spread out on a single grassy plane. Children and adults together are seduced by the magic of pure colors and by the lively architectural backdrop. A bright world of creativity, encouraging a civic sense of belonging, the rights of young and old to their own cultural heritage.

Page 18
Two Years Together - Davide Bramante and Unicredit Group colleagues

This piece was created using an unusual technique distinctive to Davide Bramante's work. A multitude of visions and perspectives are overlapped and superimposed to create an alternative reality.
For this artwork the individual pictures were taken by UniCredit Group colleagues to commemorate the second anniversary of the integration with HVB. The greater effect is an expression of the value of differences.

Pages 26, 36, 133
Abi-Tanti (Inhabitants)

The moving crowd began its long journey in Turin in 2000 and has continuously shifted and expanded. Thousands of families and artists of every stripe have participated in the creation of the Abi-Tanti in multiple locations both in Italy and abroad, in the context of festivals, exhibitions, and educational and cultural events.

The "moving crowd" began as a workshop game, assembling a variety of materials to express concepts of identity and difference, encounters with "the other," the archetypal stranger, the foreigner, the unknown inhabitants of another world.
More than 10,000 children were involved in this event in the Piazza del Plebiscito, Naples. They joined in a workshop for the creation of thousands of Abi-Tabti. These have been added to the 5,000 already on the move, which are displayed here in a kind of pacific invasion of the famous piazza.

Page 38
Social project: Second Steps
Hypohaus Ost Hall - Munich

One step at a time: More than 500 UniCredit Group apprentices met for the "Second Steps" project in Munich. The participants responded to questions about their work experiences. But the big gathering also supported a good social cause. Hundreds of toys and other small gifts - along with the sender's photo and a short CV - found their way into boxes, which were stacked sky-high by the assemblage and were then left to adorn the main hall in Hypohaus Ost for a few days. Soon the gifts were forwarded to the international SOS holiday village in Caldonazzo, northern Italy, where children from SOS children's villages spend their summer holidays each year.

Pages 46 - 58
C4 - Palladian Villa for contemporary training

In this image, UniCredit Group managers are participating in a workshop on leadership themes in the C4 Centre - the Contemporary Cultural Center of Caldogno, initiated by the Regione del Veneto in cooperation with Unicredit Group and the Peggy Guggenheim Collection and School.
C4's goal is to use the language art as a tool to develop the professional skills of creativity, innovation and communication. The center offers training to a wide variety of professionals groups - university students, professors, public administrators and entrepreneurs.

Page 51
UniCredit Group colleagues on a group visit
Photographer Thomas Struth
Museo del Prado, Madrid, 2005
©2008 Thomas Struth

The artwork of the famous German photographer, published in the Prado's 2007 catalogue of exhibitions, captures a group of Unicredit colleagues visiting the museum.

Pages 62 - 104
Art installation: Pallemondo
Paris, 2 June 2007

The Place Beaubourg, bustling with youngsters and their parents, was invaded by gigantic spheres saturated with brightly colored, oversize objects. Everyday items take on a different aspect with changes in size and color and their composition from unexpected materials, like sponges or cardboard. The great spheres become phantasmagorical worlds through a dynamic and transitory process. These assemblages evoke the energy of a global festival - FIART - the International Festival of Art for the Young, linked to the 30th anniversary celebrations of the Pompidou Centre in Paris.

Page 67
Artworks from the collection: Julian Opie

HypoVereinsbank Kunst palais - Munich
Interior of the headquarters, where part of the bank's collection is on display

Pages 68-78
Artworks of Gerhard Richter, from the HypoVereinsbank collection
Exhibition at the Kunst palais - Prannerstrasse, 2 - Munich

Page 72
Art exhibition: "Eros in Modern Art"
Kunst Forum - Vienna, 1 March to 22 July 2007

Page 75
Artworks from the collection: Katharina Grosse

Interior of the headquarters, where part of the bank's collection is on display
HypoVereinsbank Kunst palais - Munich

Page 81
Project: Europe in Art
Image from the opening speech
National Museum of Contemporary Art - Romania, 2005

Pages 86-98
Art installation: Art in the Square - Red, yellow, blue
Bologna, 23 September 2007

During the fair of the Libro d'Arte (art book), three primary colors join to tell a story. Coming together for the first time, the three Italian museums with the strongest educational departments, the Castello di Rivoli, MART of Rovereto and MAMBo of Bologna - all partners in the UniCredit and Art program - collaborated on this event.
Over 3500 people were involved in the creation of a book as big as a labyrinth, where visitors can immerse themselves in a multisensory experience. Pages assume the dimensions of people, and, when lined up, they offer up clues and ideas for an endless array of stories. A variety of materials and a diversity of approaches, suggesting a voyage to be experienced with every nerve, to be felt with every sense. A place, real and fantastic at the same time, to travel through, observe and touch.

Page 89
Europeankonzert
Performance by the Filarmonica della Scala, director Daniele Gatti
Mendelssohn's Symphony No. 4 and Mahler's Symphony No. 1
Prinzregententheater, Prinzregentenplatz 12 - Munich, 29 October

Page 94
Art exhibition: New Landscape
Detail from Francesco Candeloro's *"Occhi"* - nine pieces of varying size (2004)
UniCredit Group collection
HVB Headquarters - Munich, January 2007

Page 106
Art festival: UniCredit represents Italy at the International Photography Fair
Paris, 14-18 November 2007

The program was executed in cooperation with the Ministries of Foreign Affairs and Cultural Affairs.

Page 110
Family Portrait

The theme of family has been central to many exuberant public events organized by the Education Department of the Castello di Rivoli, with an emphasis on reshaping the image of new families and new social fabrics in a world that constantly grows more varied and multicultural.

Page 116
Burkina Faso

One of the many ventures organized by women's cooperatives funded by Unidea through the microcredit component of the An Ka Here Sso Project in Burkina Faso.

Page 120
Public workshop: Contemporary Geography

In the very cradle of the Italian Renaissance, the Palazzo Vecchio in Florence, children and their parents participated in a workshop on contemporary geographies, engaging in a lively and provocative exercise to place aspects of contemporary culture into a historical context and to examine the ways in which history is constantly present in our own time. The project was realized by the Education Department of the Castello di Rivoli in cooperation with the Association of Children's Museums of Florence, Museo dei Ragazzi di Palazzo Vecchio.

Page 126
Public painting project: From flower to flower (Di fiore in fiore)

Huge pop art flowers and polychromatic works built up from a pallet of brilliant colors, all coming together to form a great collective work, wide as a meadow and intense as a rainbow from another world. Adults and children, seduced by the magic of shapes and colors, are the protagonists of this outdoor happening - a communal experience and a vivid dialogue between nature and art.

Page 130
Public sculpture project: ReMida's cloak (Il mantello di ReMida)

Turning trash into treasure: steel mesh and rags are turned by ReMida's magical touch into a glowing blue and gold tapestry. The rows of warps and wefts tell the story of a famous pictorial tradition.

Pages 136, 141
In the dark

For the tenth anniversary of the Festivaletteratura of Mantua, the museum organized a series of evocative workshops on the theme of light, resulting in a powerful cross-pollination between literature and the visual arts. Every activity introduced light waves into the plots of noir stories developed by four guest novelists. Design and writing, nature and art, brought together in a workshop created to allow its participants to live the experience of light.
Making use of silkscreen techniques, Andy Warhol-style, participants created stylized lamp-shaped serigraphs, the striking emblem of electric energy.

This Sustainability Report has been made available at www.unicreditgroup.eu, or you may request a copy from:

UniCredit Group - *Corporate Social Responsibility*
Via Durini, 9 - 20122 Milan, Italy

fax: +39.02.88620051
e-mail address: csr@unicreditgroup.eu

At UniCredit Group we are aware that our business activities have an impact on the environment, and we always factor environmental sustainability into our strategic decisions.

In 2008 the greenhouse gas emissions associated with the paper used for the publication of 2007 Annual Report and Sustainability Report have been offset by a contribution to a biomass-fueled district heating plant in Italy.

The offsets for the 2007 Annual Report and Sustainability Report were executed in association with AzzeroCO_2.

Pictures

Cover and sorter pages
Courtesy Education Department of the Castello di Rivoli Contemporary Art Museum

Top Managers
Courtesy Ferruccio Torboli (UniCredit Group)

Graphic development and Composition:
Mercurio S.r.l. Studi di promozione pubblicitaria - Milan

Printed: Grafiche Milani SpA (Segrate)
May 2008

UniCredit Group

END